Form 20-F
period 2011-12-31
GLOBUS MARITIME LTD
filed 2012-04-27
CIK 1499780

As filed with the Securities and Exchange Commission on April 27, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of Incorporation or Organization)

128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece

(Address of Principal Executive Offices)

George Karageorgiou

128 Vouliagmenis Avenue, 3rd Floor

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

As of December 31, 2011, there were 10,100,477 shares of the registrant’s Common Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding as of December 31, 2011.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2011	2010	2009	2008	2007
Statements of comprehensive income data
Revenue	35,559	28,860	52,812	98,597	40,960
Voyage expenses	(3,283)	(2,152)	(3,742)	(6,674)	(2,245)
Net revenue(1)	32,276	26,708	49,070	91,923	38,715
Vessel operating expenses	(7,967)	(5,887)	(10,137)	(12,537)	(7,639)
Depreciation	(10,180)	(7,367)	(11,204)	(17,407)	(10,212)
Depreciation of drydocking costs	(318)	(410)	(1,512)	(1,572)	(1,033)
Amortization of fair value of time charter attached to vessels	(779)	-	-	-	-
Administrative expenses	(2,078)	(2,310)	(2,004)	(2,122)	(1,292)
Administrative expenses payable to related parties	(1,150)	(1,066)	(1,272)	(1,216)	(1,377)
Share based payments	(364)	(311)	(1,754)	(770)	(380)
Impairment loss	-	-	(28,429)	(20,224)	-
Gain/(loss) on sale of vessels	-	7	(802)	15,095	-
Other (expenses)/income, net	(124)	(35)	(106)	408	(36)
Operating profit/(loss) before financing activities	9,316	9,329	(8,150)	51,578	16,746

Interest income from bank balances & bank deposits	52	247	1,032	946	577
Interest expense and finance costs	(2,821)	(2,133)	(2,926)	(7,707)	(5,596)
Gain/(loss) on derivative financial instruments	369	(570)	143	(1,373)	-
Foreign exchange gains/(losses), net	9	(870)	(178)	(626)	298
Total finance costs, net	(2,391)	(3,326)	(1,929)	(8,760)	(4,721)
Total comprehensive income/(loss) for the year	6,925	6,003	(10,079)	42,818	12,025

Attributable to:
Shareholders of Globus Maritime Limited	6,925	6,003	(10,079)	42,818	11,210
Non-controlling interest	-	-	-	-	815
	6,925	6,003	(10,079)	42,818	12,025

Basic earnings/(loss) per share for the year	0.80	0.83	(1.40)	5.98	1.89
Diluted earnings/(loss) per share for the year	0.79	0.82	(1.40)	5.93	1.89
Weighted average number of common shares, basic	8,688,543	7,243,340	7,192,369	7,162,564	5,946,350
Weighted average number of common shares, diluted	8,738,444	7,340,221	7,192,369	7,226,767	5,946,350
Dividends declared per share	0.64	0.27	-	2.6	0.53
Adjusted EBITDA(2) (unaudited)	20,593	17,099	33,797	75,686	27,991

(1) Net Revenue is computed by subtracting voyage expenses from revenue.  Net Revenue is not a recognized measurement under IFRS and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

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

The following table sets forth a reconciliation of total comprehensive income/(loss) to Adjusted EBITDA (unaudited) for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2011	2010	2009	2008	2007
Total comprehensive income/(loss) for the year	6,925	6,003	(10,079)	42,818	12,025
Interest and finance costs, net	2,769	1,886	1,894	6,761	5,019
(Gain)/loss on derivative financial instruments	(369)	570	(143)	1,373	-
Foreign exchange (gains)/losses	(9)	870	178	626	(298)
Depreciation	10,180	7,367	11,204	17,407	10,212
Depreciation of drydocking costs	318	410	1,512	1,572	1,033
Amortization of fair value of time charter attached to vessels	779	-	-	-	-
(Gain)/loss on sale of vessels	-	(7)	802	(15,095)	-
Impairment loss	-	-	28,429	20,224	-
Adjusted EBITDA (unaudited)	20,593	17,099	33,797	75,686	27,991

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2011	2010	2009	2008	2007
Statements of financial position data
Total non-current assets	242,592	191,556	93,204	216,075	273,781
Total current assets (including “Non-current assets classified as held for sale”)	13,467	26,896	94,366	68,371	11,719
Total assets	256,059	218,452	187,570	284,446	285,500
Total equity	140,019	117,788	113,458	121,783	96,677
Total non-current liabilities	105,584	85,388	36,218	79,735	157,069
Total current liabilities	10,456	15,276	37,894	82,928	31,754
Total equity and liabilities	256,059	218,452	187,570	284,446	285,500

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2011	2010	2009	2008	2007
Statements of cash flows data
Net cash generated from operating activities	19,774	16,182	33,566	70,383	30,248
Net cash (used in)/generated from investing activities	(61,782)	(72,719)	60,253	27,077	(183,044)
Net cash generated from/(used in) financing activities	25,681	27,034	(74,496)	(72,857)	159,770

	Year Ended December 31,
	2011	2010	2009	2008	2007
Ownership days(1)	2,125	1,458	2,314	2,878	2,017
Available days(2)	2,111	1,458	2,277	2,808	1,965
Operating days(3)	2,083	1,441	2,246	2,781	1,837
Bareboat charter days(4)	365	186	-	-	-
Fleet utilization(5)	98.7%	98.8%	98.6%	99.0%	93.5%
Average number of vessels(6)	5.8	4.0	6.3	7.9	5.5
Daily time charter equivalent (TCE) rate(7)	$15,619	$18,996	$21,550	$32,736	$19,702

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

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2011	2010	2009	2008	2007

Revenue	35,559	28,860	52,812	98,597	40,960
Less: Voyage expenses	3,283	2,152	3,742	6,674	2,245
Less: bareboat charter net revenue	5,006	2,545	-	-	-
Net revenue excluding bareboat charter net revenue	27,270	24,163	49,070	91,923	38,715
Available days net of bareboat charter days	1,746	1,272	2,277	2,808	1,965
Daily TCE rate	15,619	18,996	21,550	32,736	19,702

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

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, ability to pay dividends or the trading price of our common shares.

Risks relating to Our Industry

The seaborne transportation industry is cyclical and volatile.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile, but gradually recovered from market lows with further improvements taking place in the first half of 2010, before leveling out in the second half of 2010 and declining in 2011 and early 2012. Because from time to time we may charter some of our vessels pursuant to short-term time charters or on the spot market, we may be exposed to changes in spot market and short-term charter rates for dry bulk vessels and such changes may affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. For example, the BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. During 2009, 2010 and 2011, the BDI remained volatile. During 2009, the BDI reached a low of 772 in January 2009 and a high of 4,661 in November 2009. During 2010, the BDI reached a high of 4,209 in May 2010 and a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,042 on February 4, 2011 to a high of 2,173 on October 14, 2011. The BDI continued to decline during the first three months of 2012 reaching a 26-year low of 647 on February 3, 2012 owning to a combination of weak vessel demand and increases in supply. On April 23, 2012 the BDI was 1,090.

The decline and volatility in charter rates is primarily due to the number of newbuilding deliveries as vessel oversupply is gradually taking its toll on the market. Increased demand for drybulk commodities has been unable to fully absorb the approximately 98 million new deadweight tonnage (dwt) that entered the market in 2011, despite almost record high scrapping levels of approximately 22.3 million dwt and an approximate 30% delivery slippage. 2011 was the second consecutive year of double-digit growth in the drybulk fleet. In 2011, 1,181 drybulk carriers of an aggregate 98 million dwt entered service, representing a year-on-year increase in deadweight of approximately 14% compared to 2010.

The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan arrangements.

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

We currently charter three of our seven vessels on the spot charter market, and we may charter other vessels on the spot market in the future. The spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters and to the off-hire periods including ballast passages. Rates within the spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable the vessels to be operated profitably. A significant decrease in charter rates would affect value and adversely affect our profitability, cash flows and ability to pay dividends. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

There may be an oversupply of dry bulk vessels in the world fleet.

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2011. Approximately 98 million new dwt entered the market in 2011. Despite high scrapping levels of approximately 22.3 million dwt and an approximate 30% delivery slippage, 2011 was the second consecutive year of double-digit growth in the dry bulk fleet. As of the end of December 2011, newbuilding orders had been placed for an aggregate of approximately 32% of the existing global dry bulk fleet on a dwt basis, with deliveries occurring intermittently until 2015. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

The market values of our vessels may decrease and future declines may require us to impair the carrying values of our fleet.

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

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and the reduction of our stockholders’ equity.

Our credit facility with Credit Suisse AG, which we refer to as our Credit Facility, our loan agreement with Deutsche Schiffsbank Aktiengesellschaft, which we refer to as the Kelty Loan Agreement, and our loan agreement with DVB Bank SE, which we refer to as the DVB Loan Agreement, are secured by mortgages on our vessels, and require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our net worth. Since the middle of 2008, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases have led to a significant decline in the market values of our vessels. Further declines of market values of our vessels can affect our ability to comply with various covenants. If we are unable to comply with the financial and other covenants under our Credit Facility, the Kelty Loan Agreement, and the DVB Loan Agreement, and if we are unable to obtain waivers, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends.

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

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

We are indemnified for legal liabilities incurred while operating our vessels through membership of protection and indemnity, or P&I, associations, otherwise known as P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted by other P&I clubs with which our club has entered into interclub agreements. We cannot assure you that the P&I club to which we belong will remain viable or that we will not become subject to additional funding calls, which could adversely affect us.

We may be subject to increased inspection procedures, tighter import and export controls and new security regulations.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, such as the arrest of the m/v Star Globe due to non-payment by the previous charterer for certain supplies (please read “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”), or other assets of the relevant vessel-owning company or companies, could cause us to default on a charter, breach covenants in our Credit Facility, the Kelty Loan Agreement or the DVB Loan Agreement, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.

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

We may be affected by world events, such as terrorist attacks.

Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the world’s financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism have also affected vessels. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends.

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

Natural disasters, such as the recent earthquake and tsunami in Japan, could affect our business.

Japan is one of the world’s leading importers of dry bulk commodities. The severe earthquake and tsunami that struck Japan on March 11, 2011 have had an adverse effect on Japan’s manufacturing capabilities and economy generally. The extent to which the earthquake, tsunami and pollution from emitted radiation from damaged nuclear reactors will affect the international economies and shipping industry is unclear. These disasters could decrease dry bulk imports to that country for an undeterminable period of time. This, in turn, could have an adverse effect on our business and results of operations.

Acts of piracy on ocean-going vessels have recently increased in frequency.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010 the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, while declining in last half of 2011. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. One of our vessels was previously the subject of an attempted piracy attack, but it was able to evade such attack without damage to the vessel or its crew. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could affect us.

The credit markets in Europe, the United States and other parts of the world have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government, state governments, the European Union and other foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, which we refer to as the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. An increasing number of financial institutions will likely continue to experience serious financial difficulties as a result of a deterioration in the stability, or perceived stability, of the respective countries in which these institutions are based or operate, due to the European sovereign debt crisis, which began in May 2010 in the wake of Greece’s public finance problems and spread rapidly to the countries of the Euro area exhibiting greatest weakness. The ongoing deterioration of the sovereign debt of several European countries, together with the risk of contagion to other, more stable, countries, particularly France and Germany, has exacerbated the global economic crisis. This situation has also raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. The Eurozone has recently seen an increase in credit spreads, together with reduced liquidity and access to financing on the market. In 2011, these negative trends have worsened and have caused considerable turbulence on the global financial and credit markets due to the fears related to the downgrading of the sovereign debt of several Eurozone countries, including France, and fiscal instability in other countries, such as Japan, the United Kingdom and the United States, which saw its credit rating being downgraded by Standard & Poor’s.

The failure of the initiatives implemented by supranational institutions to resolve the debt crisis could lead to serious concerns that the Eurozone sovereign debt crisis could worsen, which may result in the reintroduction of national currencies in one or more Eurozone countries or, in particularly dire circumstances, the abandonment of the Euro. The departure or risk of departure from the Euro by one or more Eurozone countries and/or the abandonment of the Euro as a currency could have major negative effects on the world financial markets.

The uncertainty surrounding the future of the credit markets in Europe, the United States and other parts of the world and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2011, we had total outstanding indebtedness of $111.4 million (of principal balance) under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement. Our activities are subject to liquidity risk, that is, the risk that we will be unable to meet our payment obligations, including loan commitments, when due. In light of this, the availability of the liquidity needed to carry out the various activities in which we are engaged and the ability to access long-term financing are essential for us to be able to meet our anticipated and unforeseen cash payment obligations, so as not to impair our day-to-day operations or financial position. The global financial market crisis and the current instability have led to a sharp fall in liquidity.

We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in Europe, the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our current loan arrangements or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition, cash flows and ability to pay dividends.

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

If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, the vessel may be unable to trade between ports and may be unemployable which could trigger the violation of certain covenants in our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement. Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Dividends paid by Globus Maritime may not constitute qualified dividend income eligible for a preferential rate of United States federal income taxation.

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

Risks relating to Globus Maritime

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

Our vessels are manned by masters, officers and crews (totaling approximately 138 as of December 31, 2011). Seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

Our strategy involves employing our vessels primarily on time charters generally with durations of between three months and five years. As of December 31, 2011, six of our dry bulk vessels were employed on time and bareboat charters with remaining terms of 19 months on average (based on earliest charter expiration dates), although currently, four of our vessels are operating under time and bareboat charters. Although time charters with durations of between one to three years provide relatively steady streams of revenue, our vessels committed to such charters may not be available for rechartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The market is volatile, and in the past charter rates have declined below operating costs of vessels. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay dividends, or both.

Our charterers may renegotiate or default on their charters.

Our charters provide the charterer the right to terminate the charter on the occurrence of stated events or the existence of specified conditions. In addition, the ability and willingness of each of our charterers to perform its obligations under their charters with us will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry and the overall financial condition of the counterparties. The costs and delays associated with the default of a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2011, the weighted average age of the vessels in our current fleet was 5.1 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Globus Shipmanagement Corp., our ship management subsidiary, who we refer to as our Manager, is regulated under Greek Law 89/67, and conducts its operations and those on our behalf primarily in Greece. Greece has been implementing new legislative measures to address financial difficulties, several of which as a response from oversight by the International Monetary Fund and by European regulatory bodies such as the European Central bank. Such legislative actions may impose new regulations on our operations in Greece that will require us to incur new or additional compliance or other administrative costs and may require that our Manager or we pay to the Greek government new taxes or other fees. Any such taxes, fees or costs we incur could be in amounts that are significantly greater than those in the past and could adversely affect our results from operations.

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

The declaration and payment of dividends to holders of our shares will depend on a number of factors and will always be subject to the discretion of our board of directors.

There can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency at all. Our policy is to declare and pay to holders of our shares a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of this annual report on Form 20-F or as a result of losses in connection with actions of the former charterer of the m/v Star Globe for which we are currently in arbitration proceedings to recover. Our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement also prohibit our declaration and payment of dividends under some circumstances. Under each of our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. We may also enter into new financing or other agreements that may restrict our ability to pay dividends. In addition, we may pay dividends to the holders of our Series A Preferred Shares prior to the holders of our shares.

In addition, the declaration and payment of dividends to holders of our shares will be subject at all times to the discretion of our board of directors, and will be paid equally on a per-share basis between our common shares and our Class B shares, to the extent any are issued and outstanding. We can provide no assurance that dividends will be paid in the future.

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

➢	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

➢	the level of our operating costs;

➢	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

➢	vessel acquisitions and related financings;

➢	restrictions in our Credit Facility, Kelty Loan Agreement and DVB Loan Agreement and in any future debt arrangements;

➢	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;

➢	prevailing global and regional economic and political conditions;

➢	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

➢	our overall financial condition;

➢	our cash requirements and availability;

➢	the amount of cash reserves established by our board of directors; and

➢	restrictions under Marshall Islands law.

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

We may declare and pay dividends only to the holders of our Series A Preferred Shares or prior to declaring and paying any dividends to our common shareholders.

Our Series A Preferred Shares are entitled to receive dividends at the discretion of our Remuneration Committee. The declaration and payment of any dividend to holders of our common shares and Class B shares is also at the discretion of our board of directors. It is possible in the future that we will pay dividends only to holders of the Series A Preferred Shares or prior to the holders of our common shares and Class B shares. As a result of such potential dividend policy, the market price of our common shares could be adversely affected.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are all directly wholly owned by us, will conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. In addition, our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands or Maltese law.

Management may be unable to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm may be unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting.

Under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F commencing for the year ended December 31, 2011 a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and we may also be required to include, in our future annual reports, a related attestation of our independent registered public accounting firm. Our manager, Globus Shipmanagement, will provide substantially all of our financial reporting, and we will depend on the procedures it has in place. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

As of December 31, 2011 and December 31, 2010, the vessels in our current fleet had a weighted average age of 5.1 and 4.0 years, respectively. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

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

We derive a significant part of our revenue from a small number of customers. During the year ended December 31, 2011, we derived substantially all of our revenues from approximately 14 customers and a majority of our revenues from four customers. If one or more of our customers that contribute to a significant part of our revenues is unable to perform under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

We cannot assure you that we will be able to borrow amounts under our Credit Facility or future debt arrangements and restrictive covenants in our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement may impose financial and other restrictions on us.

Our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreements impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

➢	create or permit liens on our assets;

➢	engage in mergers or consolidations;

➢	change the flag or classification society of our vessels;

➢	pay dividends; and

➢	change the management of our vessels.

Moreover, these restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreements will, and future credit arrangements will likely, require us to maintain specified financial ratios and satisfy financial covenants during the remaining terms of such agreements, some of which are based upon the market value of our fleet. If the market value of our fleet declines sharply, we may not be in compliance with certain provisions of our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreements and we may not be able to refinance our debt or obtain additional financing. We expect that the market value of our fleet will be above the minimum market values required by our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement. However, should our time charter rate or vessel values materially decline in the future due to any of the reasons discussed in the risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants.

Events beyond our control, including changes in the economic and business conditions in the shipping sectors in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy this requirement or that our lenders will waive any failure to do so.

A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our Credit Facility would prevent us from borrowing additional money under this facility and could result in a default under our Credit Facility. If an event of default occurs under our Credit Facility, the Kelty Loan Agreement or the DVB Loan Agreement, the respective lender could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

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

We cannot assure you that we will be able to refinance any indebtedness incurred under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement or obtain additional debt financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to refinance our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy and our payment of dividends.

The superior voting rights of our Class B shares, if issued, may limit our common shareholders’ ability to influence corporate matters.

Under our articles of incorporation, our Class B shares have 20 votes per share, and our common shares have one vote per share. We currently have no Class B shares outstanding.

Even after we issue or otherwise sell additional common shares after an issuance of Class B shares, holders of our Class B shares, depending on the number, may have substantial control and influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. It is possible that, because of this dual class stock structure, holders of our Class B shares will be able to control all matters submitted to our shareholders for approval even though they may own significantly less than 50% of the aggregate number of outstanding shares of our common shares and Class B shares. This potential concentrated control could limit our common shareholders’ ability to influence corporate matters and, as a result, we may take actions that our common shareholders do not view as beneficial. As a result, the market price of our common shares could be adversely affected.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but in 2011 we incurred approximately 22% of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

As of December 31, 2011, Mr. Georgios Feidakis, our chairman of the board of directors, beneficially owned a majority of our outstanding common shares. Please read “Item 7.A. Major Stockholders.” Until such time that we issue additional securities or Mr. Feidakis sells all or a portion of his common shares, Mr. Feidakis can control the outcome of matters on which our shareholder are entitled to vote, including the election of directors and other significant corporate actions. The interests of Mr. Feidakis may be different from your interests.

We may have to pay tax on U.S. source shipping income.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel-owning or chartering company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under section 883 of the Code and the U.S. Treasury regulations promulgated thereunder, which we refer to as the Section 883 Exemption. The eligibility of Globus Maritime and its subsidiaries to qualify for the Section 883 Exemption is determined each taxable year and is dependent on certain circumstances related to the ownership of our shares and on interpretations of existing U.S. Treasury regulations, each of which could change. We can therefore give no assurance that we will in fact be eligible to qualify for the Section 883 Exemption for all taxable years. In addition, changes to the Code, the U.S. Treasury regulations or the interpretation thereof by the U.S. Internal Revenue Service, or IRS, or the courts could adversely affect the ability of Globus Maritime and its subsidiaries to take advantage of the Section 883 Exemption.

If we are not entitled to the Section 883 Exemption for any taxable year in which any company in the group earns U.S. source shipping income, any company earning such U.S. source shipping income, would be subject to a 4% U.S. federal income tax on the gross amount of the U.S. source shipping income for the year (or an effective rate of 2% on shipping income attributable to the transportation of freight to or from the United States). The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

For a more complete discussion, please read the section entitled “Item 10.E. Taxation— U.S. Tax Considerations— U.S. Federal Income Taxation of the Company.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

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

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders). In particular, U.S. shareholders who are individuals would not be eligible for the 15% preferential tax rate on qualified dividends that is in effect through December 31, 2012. Please read “Item 10.E. Taxation—U.S. Tax Considerations—U.S. Federal Income Taxation of United States Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Based on our current operations and anticipated future operations, we believe that Globus Maritime should not be treated as a PFIC. In this regard, we intend to treat gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities should not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of “passive income.”

There are legal uncertainties involved in this determination, because there is no direct legal authority under the PFIC rules addressing our current and projected future operations. Moreover, a case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would be a PFIC unless an active leasing exception applies. Although the IRS has announced that it will not follow the reasoning of this case, and that it intends to treat the income from standard industry time charters as services income, no assurance can be given that a U.S. court will not follow the aforementioned case. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and information reporting obligations, as more fully described under “Item 10.E. Taxation—U.S. Tax Considerations—U.S. Federal Income Taxation of United States Holders.”

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the United States or other governments.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria. The United States sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea, and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a 180-day prohibition on calling on U.S. ports and enhanced vessel inspections, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We redomiciled into the Marshall Islands and our subsidiaries are incorporated under the laws of the Marshall Islands or Malta, we have limited operations in the United States and we maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

The Public Company Accounting Oversight Board, or PCAOB, is currently unable to inspect the audit work and practices of auditors operating in Greece, including our auditor.

Auditors of U.S. public companies are required by law to undergo periodic PCAOB inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union, or EU, countries do not permit the PCAOB to conduct inspections of accounting firms established and operating in EU countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike the shareholders of most U.S. public companies, our shareholders are deprived of the possible benefits of such inspections.

We, or our large shareholders, may sell additional securities in the future.

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

We may issue additional common shares, including Class B shares, or other equity securities without your approval.

We may issue additional common shares, including Class B shares, or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances. For example, in April 2012, we issued 3,347 Series A Preferred Shares.

Our issuance of additional common shares, including Class B shares, or other equity securities of equal or senior rank would have the following effects:

➢	our existing shareholders’ proportionate ownership interest in us will decrease;

➢	the amount of cash available for dividends payable on our common shares may decrease;

➢	the relative voting strength of each previously outstanding common share may be diminished; and

➢	the market price of our common shares may decline.

Item 4.  Information on the Company

A.  History and Development of the Company

We originally incorporated as Globus Maritime Limited on July 26, 2006 pursuant to the Companies (Jersey) Law 1991 (as amended), and began operations in September 2006. Following the conclusion of our initial public offering on June 1, 2007, our common shares were listed on the London Stock Exchange’s Alternative Investment Market, or AIM, under the ticker “GLBS.L.” On July 29, 2010, we effected a one-for-four reverse stock split, with our issued share capital resulting in 7,240,852 common shares of $0.004 each.

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

On June 30, 2011, we completed our a follow-on public offering in the United States under the Securities Act of 1933, as amended, which we refer to as the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million.

As of December 31, 2011, our issued and outstanding capital stock consisted of 10,100,477 common shares.

Our executive office is located at the office of Globus Shipmanagement Corp., who we refer to as our Manager, at 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece. Our telephone number is +30 210 960 8300. Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. and our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. We maintain our website at www.globusmaritime.gr. Information that is available on or accessed through our website does not constitute part of, and is not incorporated by reference into, this annual report on Form 20-F.

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

As of December 31, 2010, our fleet comprised a total of five dry bulk vessels, consisting of one Panamax, three Supramaxes and one Kamsarmax, with a weighted average age of approximately 4.0 years and a total carrying capacity of 319,664 dwt.

In March 2011, we purchased a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.” In May 2011, we purchased a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.”

As of December 31, 2011, our fleet comprised a total of seven dry bulk vessels, consisting of two Panamax, four Supramaxes and one Kamsarmax, with a weighted average age of approximately 5.1 years and a total carrying capacity of 452,886 dwt.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the previous three fiscal years apart from the aforementioned vessel acquisitions, consisted of deferred drydocking costs. We incurred deferred drydocking costs of $0.5 million in 2011, of $0 in 2010 and of $1.1 million in 2009.

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

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., who we refer to as our Manager, who provides in-house commercial and technical management exclusively for our vessels. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services.

The following table presents information concerning our vessels.

Vessel	Year Built	Flag	Direct Owner	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v Tiara Globe	1998	Marshall Islands	Elysium Maritime Limited	Hudong Zhonghua	Panamax	December 2007	72,928
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627
m/v Sky Globe	2009	Marshall Islands	Domina Maritime Ltd.	Taizhou Kouan	Supramax	May 2010	56,855
m/v Star Globe	2010	Marshall Islands	Dulac Maritime S.A.	Taizhou Kouan	Supramax	May 2010	56,867
m/v Jin Star	2010	Panama	Kelty Marine Ltd.	Jiangsu Eastern	Kamsarmax	June 2010	79,387
m/v Moon Globe	2005	Marshall Islands	Artfull Shipholding S.A.	Hudong-Zhonghua	Panamax	June 2011	74,432
m/v Sun Globe	2007	Malta	Longevity Maritime Limited	Tsuneishi Cebu	Supramax	September 2011	58,790
					Total:		452,886

We own each of our vessels through separate, wholly owned subsidiaries, six of which are incorporated in the Marshall Islands, and one of which is incorporated in Malta. One of the Panamax vessels and all of our Supramax vessels are geared. Geared vessels can operate in ports with minimal shore-side infrastructure. Due to the ability to switch between various dry bulk cargo types and to service a wider variety of ports, the day rates for geared vessels tend to have a premium.

We budget 20 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

Employment of our Vessels

Our strategy is to employ our vessels on a mix of all types of charter contracts, including bareboat charters, time charters and spot charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing spot market rates. We may, however, seek to employ a greater portion of our fleet on the spot market or on time charters with longer durations, should we believe it to be in our best interests. In addition, we seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

We and our Manager have developed relationships with a number of international charterers, vessel brokers, financial institutions, insurers and shipbuilders. We have also developed a network of relationships with vessel brokers who help facilitate vessel charters and acquisitions.

The following table presents information concerning the employment of our vessels.

Vessel	Charterer	Date Charter Began	Term of Charter	Charter Expiration Date (Earliest)	Charter Type	Charter Rate (per day)(1)
m/v Tiara Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v River Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v Sky Globe	Hyundai Merchant Marine Co	August 2011	Two years(3)	August 2013	Time	$12,000 - 1st year $12,500 - 2nd year
m/v Star Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v Jin Star	Eastern Media International and Far Eastern Silo & Shipping	June 2010	56 months(2)	January 2015	Bareboat	$14,250
m/v Moon Globe	Guaranteed nominee of Gleamray Maritime Inc	June 2011	Two years	June 2013	Time	$18,000 (net of commissions)
m/v Sun Globe	COSCO Qingdao Ocean Shipping Co	September 2011	Minimum of 40 months (maximum of 42 months)	January 2015	Time	$16,000

(1) This table shows gross rates and does not reflect any commissions payable unless otherwise stated.

(2) Upon expiration, the charter can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option.

(3) The time charter contains a provision that allows for redelivery plus or minus 15 days on charterers option.

Each of our vessels travels across the world and not on any particular route. The charterers of our vessels, whether time, bareboat or on the spot market, select the locations to which our vessels travel.

Time Charter

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing, insuring, repairing and maintenance and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs, including the cost of bunkers (fuel oil) and canal and port charges. The owner also pays commissions typically ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Three of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters in the future.

Basic Hire Rate and Term

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable semi-monthly or 15 days, in advance, in U.S. dollars as specified in the charter. The following chart discloses when such vessels are contracted to be redelivered to us at the end of the charter period.

Vessel Name	Earliest Anticipated Redelivery Date
m/v Sky Globe	August 2013
m/v Moon Globe	June 2013
m/v Sun Globe	January 2015

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

Commissions

During 2011, we paid commissions ranging from 0% to 5.75% relevant to each time charter agreement.

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

Basic Hire Rate and Term

Our bareboat charter commenced upon the vessel’s delivery for a 56 month term at a rate of $14,250 per day. Our bareboat charter includes an option to extend the charter’s term for one additional year at the charterer’s option. After such one year extension, we can extend the charter for one additional year.

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

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to operators, trading houses (including commodities traders), shipping companies and producers and government-owned entities and generally avoid chartering our vessels to companies we believe to be speculative or undercapitalized entities. Since our operations began in September 2006, our customers have included COSCO Bulk Carrier Co., Ltd, Dampskibsselskabet NORDEN A/S, ED & F Man Shipping Limited, STX Pan Ocean Co., Ltd, Transgrain, Korea Line Corporation and Allied Maritime Inc. In addition, during the periods when some of our vessels were trading on the spot market, they have been chartered to charterers such as Cargill International SA, Oldendorff Carriers GmbH & Co. KG, Western Bulk Carriers KS and others, thus expanding our customer base.

In March 2012, we commenced London arbitration proceedings against Allied Maritime, Inc. (which we refer to as the Charterer), the former charterer of the m/v Star Globe, a 2010 built 56,867 dwt Supramax bulk carrier, (which we refer to as the Vessel), under a time charter for the Vessel dated 12 May 2011 (which we refer to as the Charter). The Company is claiming an amount of approximately $1,700,000 as a debt and/or damages. Such amount includes, among others, outstanding hire, damages arising from the Charterer’s failure to replenish bunkers upon the Vessel’s redelivery and to deliver the Vessel within the agreed redelivery range, as well as further amounts that the Company had to pay to two bunkers suppliers relating to bunkers that the Charterer had ordered and received but for which the Charterer did not pay. The claim is largely undisputed by the Charterer, and the Company is currently taking measures to obtain security.

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

➢      Post Panamax (also known as Kamsarmax). Post Panamax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. This type of vessel cannot transit the Panama Canal. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draught and a 229 meter length overall restriction, but no beam restriction.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI declined from a high of 11,793 on May 20, 2008 to a low of 663 on December 5, 2008, which represents a decline of 94.0% within a single calendar year. The BDI fell over 70.0% during October 2008 alone. During 2009 and 2010, the BDI remained volatile. During 2009, the BDI reached a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. During 2010, the BDI reached a high of 4,209 on May 26, 2010 and a low of 1,700 on July 15, 2010. During 2011, the BDI reached a low of 1,042 on February 4, 2011 and a high of 2,173 on October 14, 2011. The BDI continued to decline during the first three months of 2012 reaching 934 at March 30, 2012. On April 23, 2012 the BDI was 1,090.

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

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed are required to be performed as follows:

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

Each of the vessels that we operate is entered in the Gard P&I (Bermuda) Ltd. which we refer to as the Club, for third party liability marine insurance coverage. The Club is a mutual insurance vehicle. As a member of the Club, we are insured, subject to agreed deductibles and our terms of entry, for our legal liabilities and expenses arising out of our interest in an entered ship, out of events occurring during the period of entry of the ship in the Club and in connection with the operation of the ship, against specified risks. These risks include liabilities arising from death of crew and passengers, loss or damage to cargo, collisions, property damage, oil pollution and wreck removal.

The Club benefits from its membership in the International Group of P&I Clubs, or the International Group, for its main reinsurance program, and maintains a separate complementary insurance program for additional risks.

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

Cover per claim is generally limited to an unspecified sum, being the amount available from reinsurance plus the maximum amount collectable from members of the International Group by way of overspill calls. Certain exceptions apply, including a $1.0 billion limit on claims in respect of oil pollution, a $3.0 billion limit on cover for passenger and crew claims and a sub-limit of $2.0 billion for passenger claims.

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

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facility Security Code, or ISPS Code.

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

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) emissions from vessel exhausts, prohibits deliberate emissions of ozone depleting substances and limits the emission of volatile organic compound (VOC). Limiting worldwide SOx emissions will mean a cap on the content of sulphur in fuel oil of 3.5%. For special areas (SECAS) the cap is lower at currently at 1.0% and will reduce to 0.1% after January 1, 2015. In addition, within the EU Member States the current cap is now at 0.1%. Limiting NOx emissions is set on a three tier reduction, the final one of which comes into force on January 1, 2016. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In 2009, the U.S. Environmental Protection Agency, or EPA, issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. The EPA’s “endangerment finding” does not impose any requirements on the industry, but it indicates that the EPA may issue regulations. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures, which we cannot predict with certainty at this time.

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

Other International Regulations to Prevent Pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from vessel. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. This Convention has not come into force. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, beginning in 2009, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35.0% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC and its Protocols. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.647249 SDR per U.S. dollar on April 24, 2012. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

The OPA limits the liability of responsible parties to the greater of $1,000 per gross ton or $854,400 per non-tank vessel that is over 300 gross tons (subject to possible adjustment for inflation).

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

Under the OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest limited liability under the OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with the OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes the guaranty that supports the certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party.

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

The VGP application procedure, known as the Notice of Intent, or NOI, may be accomplished through the “eNOI” electronic filing interface, which became operational in June 2009. Owners and operators of Regulated Vessels must have filed their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that did not file an NOI by the Deadline would, as of that date, no longer be covered by the VGP and would not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel’s complete NOI. Regulated Vessels delivered after the Deadline would not receive VGP permit coverage until 30 days after their NOI submission. We submitted NOIs for all our vessels to which the CWA applies. The EPA issued a revised draft VGP in 2011, and has stated that it expects to take action with respect to the revised draft VGP by November 2012.

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

International Laws Governing Civil Liability to Pay Compensation or Damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of vessels over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force in November 2008, and as of early 2012 had 64 contracting states. In other jurisdictions, liability for spills or releases of oil from vessels’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

C.  Organizational Structure

Globus is a holding company. We own eight operational subsidiaries, seven of which are Marshall Islands corporations and one of which is incorporated in Malta. Seven of our operational subsidiaries each own one vessel and our eighth operational subsidiary, our Manager, provides the technical and day-to-day commercial management of our fleet. Our Manager maintains ship management agreements with each of our vessel-owning subsidiaries.

D.  Property, Plants and Equipment

In August 2006, our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a company related to us through common control. Rental expense is currently €14,578 per month. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract runs for nine years and can be terminated by us with six months notice. We do not presently own any real estate.

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

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. As of December 31, 2011, our issued and outstanding capital stock consisted of 10,100,477 common shares.

As of December 31, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,664 dwt. In March 2011, the Company purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.” In May 2011 the Company purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.” As of December 31, 2011, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt.

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

Our strategy is to employ our vessels on a mix of all types of charter contracts, including bareboat charters, time charters and spot charters. We may, from time to time, enter into charters with longer durations depending on our assessment of market conditions.

We seek to manage our fleet in a manner that allows us to maintain profitability across the shipping cycle and thus maximize returns for our shareholders. To accomplish this objective we have deployed our vessels primarily on a mix of bareboat and time charters (with terms of between three months and five years) and spot charters. According to our assessment of market conditions, we have adjusted the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with time charters or to profit from attractive spot charter rates during periods of strong charter market conditions.

The average number of vessels in our fleet for the years ended December 31, 2011, 2010 and 2009 was 5.8, 4.0 and 6.3 respectively.

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., our Manager, who provides in-house commercial and technical management exclusively for our vessels. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide such services.

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

	Year Ended December 31,
	2011	2010	2009	2008	2007
Ownership days	2,125	1,458	2,314	2,878	2,017
Available days	2,111	1,458	2,277	2,808	1,965
Operating days	2,083	1,441	2,246	2,781	1,837
Bareboat charter days	365	186	-	-	-
Fleet utilization	98.7%	98.8%	98.6%	99.0%	93.5%
Average number of vessels	5.8	4.0	6.3	7.9	5.5
Daily time charter equivalent (TCE) rate	$15,619	$18,996	$21,550	$32,736	$19,702

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

The following table reflects the calculation of our daily TCE rates for the periods indicated.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2011	2010	2009	2008	2007

Revenue	35,559	28,860	52,812	98,597	40,960
Less: Voyage expenses	3,283	2,152	3,742	6,674	2,245
Less: bareboat charter net revenue	5,006	2,545	-	-	-
Net revenue excluding bareboat charter net revenue	27,270	24,163	49,070	91,923	38,715
Available days net of bareboat charter days	1,746	1,272	2,277	2,808	1,965
Daily TCE rate	15,619	18,996	21,550	32,736	19,702

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

In addition, and consistent with shipping industry practice, we treat the acquisition of vessels from unaffiliated third parties as the acquisition of an asset rather than a business. We believe that, under the applicable provisions of Rule 11-01(d) of Regulation S-X under the Securities Act, the acquisition of our vessels does not constitute the acquisition of a “business” for which historical or pro forma financial information would be provided pursuant to Rules 3-05 and 11-01 of Regulation S-X.

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

If the Company acquires a vessel subject to a time charter, it amortizes the amount of the component that is attributable to favorable or unfavorable terms relative to market terms and is included in the cost of that vessel, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income.

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

Our revenues in 2010 declined as a result of the reduction in the size of our fleet, which decreased our ownership, available and operating days. Revenues also decreased in 2010 due to lower daily time charter and spot rates earned on average from our vessels compared to 2009.

Our revenues in 2011 increased as a result of the increase in the size of our fleet, which increased our ownership, available and operating days.

Employment of our Vessels

As of December 31, 2011, we employed our vessels as follows:

➢	m/v Tiara Globe – on a time charter with Transgrain Shipping that began in February 2010 and was scheduled to expire in a minimum of 24 months (maximum of 26 months) from such date, at the gross rate of $20,000 per day.

➢	m/v Star Globe – on a time charter with Allied Maritime Inc. that began in May 2011 and was scheduled to expire in a minimum of 6 months (maximum of 8 months) from such date, at the gross rate of $15,600 per day.

➢	m/v River Globe – on a time charter with Allied Maritime Inc. that began in May 2011 and was scheduled to expire in a minimum of 5 months (maximum of 7 months) from such date, at the gross rate of $14,500 per day.

➢	m/v Jin Star – on a bareboat charter with Eastern Media International Corporation and Far Eastern Silo & Shipping (Panama) S.A. that began in June 2010 for a period of 56 months (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at the gross rate of $14,250 per day.

➢	m/v Sky Globe – on a time charter with Hyundai Merchant Marine that began in August 2011 and is scheduled to expire 24 months from such date, at the gross rate of $12,000 per day for the first year and $12,500 per day for the second year.

➢	m/v Moon Globe – on a time charter with Western Ocean Shipping Inc that began in June 2011 and is scheduled to expire 24 months from such date, at the net rate of $18,000 per day.

➢	m/v Sun Globe – on a time charter with Qingdao Ocean Shipping Co that began in September 2011 and is scheduled to expire in a minimum of 40 months (maximum of 42 months) from such date, at the gross rate of $16,000 per day.

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

As is common in the shipping industry, we have historically paid commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.

For 2011, 2010 and 2009, commissions amounted to $1.6 million, $1.5 million and $2.7 million, respectively.

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

Amortization of Fair Value of Time Charter Attached to Vessels

If the Company acquires a vessel subject to a time charter, it amortizes the amount of the component that is attributable to favorable or unfavorable terms relative to market terms and is included in the cost of that vessel, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income.

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

Administrative Expenses Payable to Related Parties

Our administrative expenses payable to related parties include cash remuneration of our senior management and directors and rental of our office space.

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

Interest Income from Bank Balances & Bank Deposits

We earn interest on the funds we have deposited with banks as well as from short-term certificates of deposit.

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our Credit Facility, Kelty Loan Agreement and DVB Loan Agreement. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2011, 2010 and 2009, we had $111.4 million, $96.7 million and $70.6 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incur interest expense and financing costs relating to our outstanding debt as well as our available but undrawn Credit Facility. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions.

Gain/(Loss) on Derivative Financial Instruments

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

Foreign Exchange Gains/(Losses), Net

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

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2011 compared to the year ended December 31, 2010 and for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Year ended December 31, 2011 compared to the year ended December 31, 2010

As of December 31, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,664 dwt. In March 2011, the Company purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.” In May 2011, the Company purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.” As of December 31, 2011, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt.

During 2011, we had an operating profit of $9.3 million.

During the year ended December 31, 2011, we had an average of 5.8 dry bulk vessels in our fleet. During the year ended December 31, 2010, we had an average of 4.0 dry bulk vessels in our fleet.

Revenue. Revenue increased by $6.7 million, or 23%, to $35.6 million in 2011, compared to $28.9 million in 2010. Net revenues increased by $5.6 million, or 21%, to $32.3 million in 2011, from $26.7 million in 2010. The increase is partly attributable to an increase in the size of the fleet, which resulted in a 45% increase in operating days and effectively increased our net revenue by approximately $12.0 million, assuming all other variables were held constant. The increase in our net revenue was partly offset by an 18% decrease in average TCE rates due to the unfavorable average shipping rates achieved by the vessels in our fleet in 2011 compared to 2010, which effectively reduced our net revenues by approximately $6.4 million, assuming all other variables were held constant. In 2011, we had total operating days of 2,083 and fleet utilization of 98.7%, compared to 1,441 operating days and a fleet utilization of 98.8% in 2010.

Voyage expenses. Voyage expenses increased by $1.1 million, or 50%, to $3.3 million in 2011, compared to $2.2 million in 2010. This increase is attributable to the increase in our revenues and the increase in the size of our fleet.

Vessel operating expenses. Vessel operating expenses increased by $2.1 million, or 36%, to $8.0 million in 2011, compared to $5.9 million in 2010. The increase in operating expenses is attributable to the 46% increase in ownership days resulting from the increase of the average number of vessels in our fleet from 4.0 vessels in 2010 to 5.8 vessels in 2011. The breakdown of our operating expenses for the year 2011 was as follows:

Crew expenses	52%
Repairs and spares	17%
Insurance	11%
Stores	12%
Lubricants	6%
Other	2%

Daily vessel operating expenses were $4,527 in 2011 compared to $4,628 in 2010, representing a decrease of 2%.

Depreciation. Depreciation increased by $2.8 million, or 38%, to $10.2 million in 2011, compared to $7.4 million in 2010. This increase is directly the result of the increase in the average number of vessels in our fleet.

Amortization of fair value of time charter attached to vessels. Amortization amounted to $0.8 million in 2011 directly attributable to the time charters attached, with favorable terms relevant to market terms, on the m/v Moon Globe and m/v Sun Globe acquired in 2011. No other vessels have been acquired in the past with time charters attached.

Administrative expenses. Administrative expenses decreased by $0.2 million, or 9%, to $2.1 million in 2011, compared to $2.3 million in 2010. This decrease is directly the result of the additional costs incurred for listing our common shares on the Nasdaq Global Market in 2010.

Interest expense and finance costs. Interest expense increased by $0.7 million, or 33%, to $2.8 million in 2011, compared to $2.1 million in 2010. This increase is mainly due to the increase in our average level of debt during 2011 compared to 2010 as well as due to the increase in our weighted average interest rate to 1.69% during 2011 from 1.46% during 2010. The total outstanding bank loans as of December 31, 2011 amounted to $111.4 million compared to $96.7 million as of December 31, 2010. All of our bank loans are denominated in U.S. dollars.

Gain/(loss) on derivative financial instruments. The valuation of our two interest rate swaps at the end of each period is affected by the prevailing interest rates at that time. At December 31, 2011, the two interest rate SWAP agreements (for $25 million in total, or 22% of our total debt outstanding of $111.4 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. The change in the valuation of the SWAP agreements between December 31, 2011 and December 31, 2010 was recorded as a $0.4 million non-cash unrealized gain for 2011.

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

In 2009, when the memoranda of agreement to sell the five vessels were executed, the book value (or carrying amount) of each of the vessels was higher than the agreed sale price. The mandatory adjustment of the book values (or carrying amount) of these five vessels resulted in a $28.4 million impairment charge for the year ended December 31, 2009 and we had an operating loss of $8.2 million.

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

As of December 31, 2011, the Company owned and operated a fleet of seven vessels, with an aggregate carrying value of $242.5 million. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of the market values assume that the vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without any recommendations of any kind. Because vessel values are highly volatile, these estimates may not be indicative of either current or future prices that the Company could achieve if it were to sell any of the vessels. On a vessel-by-vessel basis, as of December 31, 2011, the carrying value of all of Company’s vessels exceeded the estimated fair market value of those same vessels by approximately $71.8 million in aggregate.

A vessel-by-vessel carrying value summary as of December 31, 2011, follows:

Drybulk Vessels	Dwt	Year Built	Date of Acquisition	Purchase Price (in Millions of U.S. Dollars)	Carrying Value as of December 31, 2011 (in Millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	46.7
m/v Sky Globe	56,855	2009	May 2010	32.8	30.7
m/v Star Globe	56,867	2010	May 2010	32.8	30.8
m/v Sun Globe	58,790	2007	September 2011	30.3	29.6
m/v Tiara Globe	72,928	1998	December 2007	66.8	36.3
m/v Moon Globe	74,432	2005	June 2011	31.4	30.1
m/v Jin Star	79,387	2010	June 2010	41.1	38.3
					242.5

Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of drydocking costs and component attributable to favorable or unfavorable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Any seller’s credit, which is the amounts received from the seller of the vessels until date of delivery, is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met. Otherwise, these amounts are charged to expenses as incurred.

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

Amortization of lease component: When we acquire a vessel subject to a time charter, we amortize the amount of the component attributable to the favorable or unfavorable terms of the time charter relative to market terms which is included in the cost of that vessel, over the remaining term of the time charter.

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

B.  Liquidity and Capital Resources

As of December 31, 2011, we had $9.3 million of “cash and bank balances and bank deposits” that consisted of $7.3 million cash short-term bank deposits with original maturities of three months or less and $2.0 million of deposits on pledge. In addition we had an amount up to $10.0 million available to be drawn under our Credit Facility.

As of December 31, 2011, we had an aggregate bank debt outstanding of $111.4 million, which includes $52.0 million from our Credit Facility, $23.7 million from the Kelty Loan Agreement and $35.7 million from the DVB Loan Agreement.

As of December 31, 2010, we had $24.6 million of “cash and bank balances and bank deposits” that consisted of $23.6 million of cash short-term bank deposits with original maturities shorter than three months and $1.0 million of deposits on pledge.

As of December 31, 2010, we had an aggregate bank debt outstanding of $96.7 million, which includes $71.0 million drawn from our Credit Facility and $25.7 million owed on the Kelty Loan Agreement.

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

Since our operations began in 2006, we have financed our capital requirements with equity contributions from shareholders, long-term bank debt and cash from operations, including cash from sales of vessels. To finance further vessel acquisitions of either new or secondhand vessels, we anticipate that our primary sources of funds will be our current cash, cash from continuing operations, additional indebtedness to be raised and, possibly, future equity or debt financings.

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt, amounted to $3.0 million and $11.6 million as of December 31, 2011 and December 31, 2010, respectively.

Because of the global economic downturn that has affected the international dry bulk industry we may not be able to obtain financing either from our Credit Facility or the equity markets. Although we expect our liquidity to be less than in previous years based on the current economic state, based on our planned expenditures and assuming no unanticipated expenses, we believe that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

Cash Flows

Cash and bank balances and bank deposits decreased to $9.3 million as of December 31, 2011, compared to $24.6 million as of December 31, 2010 and $59.2 million as of December 31, 2009. While $2.0 million, or 22%, was pledged as collateral at the end of 2011, $1.0 million, or 4%, was pledged as collateral at the end of 2010 and $6.0 million, or 10%, was pledged as collateral at the end of 2009. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From Operating Activities

Net cash generated from operating activities increased by $3.6 million, or 22%, to $19.8 million in 2011, compared to $16.2 million in 2010. The increase was primarily attributable to the increase in the number of operating days due to the increase in the size of our fleet. Net cash generated from operating activities decreased by $17.4 million, or 52%, to $16.2 million in 2010, compared to $33.6 million in 2009. The decrease was primarily attributable to the decrease in the number of operating days that we achieved during the year due to the operation of a smaller fleet and the decrease in time charter equivalent rate, which resulted in decreased revenues.

Net Cash (Used In) Generated From Investing Activities

Net cash used in investing activities was $61.8 million during 2011, which was attributable to net cash of $61.8 million used for the acquisition of the m/v Moon Globe and m/v Sun Globe.

Net cash used in investing activities was $72.7 million during 2010, which was attributable to net cash of $106.1 million used for the acquisition of the m/v Star Globe, m/v Sky Globe and m/v Jin Star and $33.0 million generated from the sale of the m/v Sea Globe and m/v Coral Globe and $0.4 million interest received on our cash balances.

Net cash generated from investing activities was $60.3 million for 2009, which consisted mainly of the $49.0 million received from the sale of three vessels during 2009, plus $10.0 million which was reclassified upon the maturity of a time deposit with original maturity of four months and $1.2 million interest received on our cash balances.

Net Cash Generated From (Used In) Financing Activities

Net cash generated from financing activities in 2011 amounted to $25.7 million and consisted of $37.0 million of proceeds from the issuance of long-term debt drawn for the acquisition of the m/v Moon Globe and m/v Sun Globe and $20.0 million of proceeds from the issuance of share capital, net of transaction costs, reduced by $22.3 million of indebtedness that we repaid under our existing credit and loan facilities, $1.0 million of pledged cash, $5.1 million of dividends paid, $2.7 million of interest paid and $0.2 million of loan fees.

Net cash generated from financing activities in 2010 amounted to $27.0 million and consisted of $62.2 million of proceeds drawn for the acquisition of the m/v Star Globe, m/v Sky Globe and m/v Jin Star and $5.0 million of pledged cash, which was released by the bank reduced by $0.2 million of loan fees paid, $36.1 million of indebtedness that we repaid under our then-existing credit and loan facilities, $1.9 million of interest paid on our loans and $2.0 million of dividends paid in 2010.

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

As of December 31, 2011, 2010 and 2009, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement of an aggregate of $111.4 million, $96.7 million and $70.6 million, respectively.

Credit Facility

General

In November 2007, we entered into a $120.0 million secured reducing revolving Credit Facility with Credit Suisse AG, which we have supplemented from time to time. Our Credit Facility is available to us in connection with vessel acquisitions by our vessel-owning subsidiaries as well as for working capital purposes. Our Credit Facility had an original term of eight years and has a remaining term as of December 31, 2011, of approximately 3.9 years.

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

We can voluntarily prepay principal installments to the bank without penalty at any time between Reduction Dates. Such voluntarily prepaid principal amounts become undrawn amounts under the Credit Facility and we can re-borrow such amounts, or parts thereof, subject to the reducing facility limit. Our Credit Facility has commitment fees of 0.25% per annum on any undrawn amounts under the facility, other than undrawn amounts relating to approximately $14.9 million, in which the commitment fee is 0.5%. Interest on outstanding balances is payable at 0.95% per annum over LIBOR, except when the aggregate security value of the mortgaged vessels is more than 200% of the outstanding balances, in which case the interest is 0.75% per annum over LIBOR.

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

Security

Our obligations under our Credit Facility are currently secured by a first preferred mortgage on four vessels (the m/v Tiara Globe, m/v River Globe, m/v Sky Globe and m/v Star Globe), and such other vessels that we may from time to time include with the approval of our lender. Our Credit Facility is also secured by a first priority assignment of any time charter or other contract of employment of any vessel that acts as security, a first priority account pledge over the operating account of the vessel-owning company and an assignment of the vessel’s insurances and earnings. We may grant additional security from time to time in the future. Each of the vessel-owning subsidiaries that owns a vessel pledged as security under our Credit Facility has guaranteed our obligations under the facility.

Covenants

Our Credit Facility contains financial and other covenants requiring us, among other things, to ensure that:

➢	the aggregate market value of the vessels in our fleet financed by our Credit Facility at all times is or exceeds 133% of the outstanding balance under our Credit Facility plus the notional or actual cost of terminating any relating hedging arrangements minus the aggregate amount, if any, standing to the credit of our operating accounts or any bank accounts opened with Credit Suisse AG, which are subject to an encumbrance in favor of Credit Suisse AG and designated as a “security account” by Credit Suisse AG for purposes of our Credit Facility;

➢	the ratio of our consolidated market adjusted net worth to our total assets will not be less than 0.35:1.0;

➢	Mr. Feidakis maintains at least 35% of our total issued voting share capital; and

➢	we maintain consolidated cash and cash equivalents (including, based on communications with Credit Suisse, any undrawn commitments so long as such undrawn amount would not trigger an event of default) not less than the greater of (1) $10.0 million; and (2) the sum determined by Credit Suisse AG to be the aggregate of the total principal amount of all borrowed money; and interest accruing thereon, payable by us and our subsidiaries and which falls due in the six-month period commencing on any relevant day.

Our Credit Facility also contains general covenants that require us to comply with the ISPS Code, carry all required licenses and provide financial statements to the bank. In addition, our Credit Facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. We are permitted to pay dividends in respect of any of our financial quarters so long as we are not in default of our Credit Facility at the time of the declaration or payment of the dividends nor would a default occur as a result of the declaration or payment of such dividends.

As of December 31, 2011, we had a $52.0 million outstanding balance under our Credit Facility, and our Credit Facility limit was $62.0 million. We therefore had $10.0 million of committed amount available to be drawn. The next scheduled reduction of the facility limit is in May 2012.

Kelty Loan Agreement

In June 2010, through our wholly owned subsidiary, Kelty Marine Ltd., we entered into the $26.7 million Kelty Loan Agreement with Deutsche Schiffsbank Aktiengesellschaft and used funds borrowed thereunder to finance part of the purchase price for the m/v Jin Star. We act as guarantor for this loan.

The Kelty Loan Agreement has a term of seven years and is payable in 28 equal quarterly installments of $500,000 starting in September 2010, as well as a balloon payment of $12.65 million payable together with the 28th and final installment payable in June 2017. Interest on outstanding balances under the Kelty Loan Agreement is payable at LIBOR plus a variable margin. The applicable margin is determined on the basis of the “loan to value ratio,” which is a fraction where the numerator is the principal amount outstanding under the Kelty Loan Agreement and the denominator is the charter free market value of the m/v Jin Star and any amount of free liquidity maintained with Deutsche Schiffsbank Aktiengesellschaft. Set forth below is the margin that will apply to the loan, depending on the applicable loan to value ratio in any given application period:

Loan to Value Ratio	Margin
Less than 45%	2.25%

Equal or greater than 45% and less than or equal to 60%	2.40%

Greater than 60% and less than or equal to 70%	2.50%

Greater than 70%	2.75%

Kelty Marine can prepay the loan in a minimum amount of $1 million and multiples thereof, up to $2 million per year without any penalty. The Kelty Loan Agreement had a commitment fee of 0.5% per annum on the amount of the undrawn balance of the agreement through September 30, 2010, and had a 0.75% flat management fee on the loan amount. As of December 31, 2011, the outstanding principal balance was $23.7 million. A quarterly installment of $500,000 was paid during March 2012 and the next quarterly installment is due in June 2012.

Security

The loan is secured by a first preferred mortgage on the m/v Jin Star, assignment of insurances, earnings and requisition compensation on the vessel and assignment of the bareboat charter.

Covenants

The Kelty Loan Agreement contains financial and other covenants requiring Kelty Marine to, among other things, ensure that:

➢	Kelty Marine does not undergo a change of control;

➢	Kelty Marine and/or the Company maintain at least $1 million in minimum liquidity with Deutsche Schiffsbank Aktiengesellschaft;

➢	the ratio of our shareholders’ equity to total assets is not less than 25%;

➢	we must have a minimum equity of $50 million;

➢	the market value of the m/v Jin Star and any additional security provided, including the minimum liquidity with Deutsche Schiffsbank Aktiengesellschaft, is or exceeds 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement; and

➢	Mr. Feidakis and Mr. Karageorgiou, our founders, maintain in the aggregate at least 37% of the shareholding in us.

The Kelty Loan Agreement permits us to declare and pay dividends without prior written permission of the lender so long as there is no event of default under such agreement.

DVB Loan Agreement

In June 2011, through our wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, we entered into the DVB Loan Agreement for an amount up to $40 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. We act as guarantor for this loan.

In June 2011, $19 million was drawn (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. Tranche A is payable in 30 quarterly installments of $440,000 and a balloon payment of $5.8 million payable together with the 30th and last installment payable in December 2018. As of December 31, 2011, the outstanding principal balance of Tranche A was $18.1 million. A quarterly installment of $440,000 was paid during March 2012, and the next quarterly installment is due in June 2012.

In September 2011, $18 million was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. Tranche B is payable in 30 quarterly installments of $416,250 and a balloon payment of $5.5 million payable together with the 30th and last installment payable in March 2019. As of December 31, 2011, the outstanding principal balance of Tranche B was $17.6 million. A quarterly installment of $416,250 was paid during March 2012 and the next quarterly installment is due in June 2012.

Security

The obligations under the DVB Loan Agreement is secured by a first priority mortgage on the m/v Sun Globe and the m/v Moon Globe, as well as assignment of the time charters and assignments of earnings, insurances and requisition compensation.

Covenants

The DVB Loan Agreement contains the following provisions:

➢	interest on outstanding loan balances to be payable at LIBOR plus 2.5% per annum;

➢	any outstanding amount under the DVB Loan Agreement may be prepaid in a multiple of $500,000 with five days business prior written notice. A variable prepayment fee applies in case of refinancing of the DVB loan agreement by another lender within the first three years of a new loan, but is not applicable in case of the sale of a vessel or repayment of such facility by equity; and

➢	dividends are permitted so long as the covenants under the DVB Loan Agreement are complied with before and after any such dividend payment.

The DVB Loan Agreement contains financial and other covenants requiring us, among other things, to ensure that:

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 120% of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to such lender during the first two years, and 130% thereafter. If such minimum is not met, DVB Bank will have the right to require each of the vessel-owning subsidiaries that owns a vessel pledged as security under the DVB Loan Agreement and/or us to provide additional security and/or prepay a portion of the amount outstanding under the DVB Loan Agreement within 30 days.

➢	the vessel-owning subsidiaries that own a vessel pledged as security under the DVB Loan Agreement will each maintain a minimum liquidity of $500,000;

➢	the ratio of our market adjusted net worth to our total assets must be greater than 35%;

➢	we maintain a minimum market adjusted net worth of more than $50.0 million and a minimum liquidity of the lesser of $10.0 million and $1.0 million per vessel owned by us;

➢	Mr. Feidakis and Mr. Karageorgiou maintain at least 35% of our total voting share capital; and

➢	we maintain our listing on a major stock exchange in the United States, Europe or Asia.

The DVB Loan Agreement initially contained a covenant that Mr. Feidakis be a member of our board of directors and Mr. Karageorgiou be our Chief Executive Officer; this covenant was waived by DVB Bank in November 2011.

As of December 31, 2011, 2010 and 2009, we were not in breach of any provisions of our Credit Facility, Kelty Loan Agreement or DVB Loan Agreement.

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

As of December 31, 2011, 2010 and 2009, we did not use and have not used any financial instruments designated in our financial statements as those with hedging purposes.

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

While global trade is likely to continue to grow, we expect the overcapacity in the shipping market to continue to exert considerable pressure on charter rates, negating any upward trends possibly arising from any favorable price and volume developments in the underlying markets. There can be no assurance as to how long charter rates will remain at their currently low levels or whether they will improve or deteriorate and, if so, when and to what degree. Charter rates may remain at depressed levels for some time, which will adversely affect our revenue and profitability. As a result of the volatility and rate decline witnessed in the charter markets, the continued lack of availability of credit to finance vessel acquisitions and an overwhelming orderbook delivery rate during 2011, vessel values are expected to remain under severe pressure.

E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2011:

	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. Dollars)
Long term debt(1)	$5,425	27,850	45,850	32,229	111,354
Operating lease obligations(2)	259	539	185	-	983

(1) Our long term debt includes our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement each of which is described in “Item 5.B. Liquidity and Capital Resources—Indebtedness.” The table above does not include projected interest payments which are based on LIBOR plus a margin.

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

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and our directors. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2014, the term of our Class II directors expires at our annual general meeting of shareholders in 2012 and the term of our Class III directors expires at our annual general meeting of shareholders in 2013. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Chairman of the Board of Directors	61
Georgios Karageorgiou	Director, President and Chief Executive Officer	47
Elias S. Deftereos	Director, Chief Financial Officer and Secretary	51
Amir Eilon	Director	63
Jeffrey O. Parry	Director	52

Georgios (“George”) Feidakis, a Class III director, is our founder and principal shareholder and has served as chairman of the board of directors since inception. Mr. Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. Feidakis has been involved with since 1994 and that has been listed on the Athens Stock Exchange since 1968, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well known brands in Greece, the Balkans, Turkey and Italy. FG Europe is in the air-conditioning and white/brown electric goods market in Greece and is active in power generation and mobile telephony. Mr. Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries.

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

Jeffrey O. Parry, a Class II director, has served as our director since July 2010. Mr. Parry is currently the president of Mystic Marine Advisors LLC, a Connecticut-based advisory firm specializing in turnaround and emerging shipping companies, and has been affiliated with such company since August 1998. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited (now named NewLead Holdings Ltd.). Mr. Parry has also served as the managing director of A.G. Pappadakis & Co. Ltd, an Athens-based shipowner from March 2007 to July 2008, and managing director of Poten Capital Services LLC, a U.S. broker/dealer firm specializing in shipping from February 2003 to March 2007. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University. Mr. Parry started his career as a stevedore on the New York waterfront. Mr. Parry is a director of TBS International Ltd.

There are no family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.  Compensation

The aggregate compensation other than share based compensation paid to members of our senior management in 2011, 2010 and 2009 was approximately $0.8 million, $0.7 million and $0.9 million, respectively. In addition, our senior management received an aggregate of 33,563 common shares in 2011, 29,521 common shares in 2010 and 64,203 common shares in 2009. The aggregate compensation, other than share based compensation, paid to our non-executive directors in 2011, 2010 and 2009 was approximately $145,000, $124,000 and $143,000, respectively, plus reimbursements for actual expenses incurred while acting in their capacity as a director. In addition, in 2011, 2010 and 2009, non-executive directors received an aggregate of 7,800 common shares, 2,822 common shares and 8,477 common shares, respectively.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We accrued in 2011 a non-current liability of $66,000 for such payments.

We do not have a retirement plan for our officers or directors.

C.  Board Practices

Our board of directors and executive officers will oversee and supervise our operations.

Each director holds office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of incorporation or with the provisions of the BCA. In addition to cash compensation, we pay each of Mr. Eilon and Mr. Parry $20,000 in our shares annually. The members of our senior management are appointed to serve at the discretion of our board of directors. Our board of directors and committees of our board of directors schedule regular meetings over the course of the year. Under the Nasdaq rules, we believe that Mr. Eilon and Mr. Parry are independent.

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

The Nomination Committee is comprised of George Feidakis, Amir Eilon and Jeffrey O. Parry. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board positions as necessary.

D.  Employees

As of December 31, 2011, we had approximately eleven full-time employees and six consultants, including the senior management, all of whom were hired through our Manager. All of these employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

E.  Share Ownership

With respect to the total number of common shares owned by all of our officers and directors, individually and as a group, please read “Item 7. Major Shareholders and Related Party Transactions.”

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

Performance Condition

The Remuneration Committee generally compares our performance in terms of total shareholder return, which is calculated based on changes in share price and dividends paid over a calendar year, and which we refer to as TSR, relative to a peer group of publicly listed dry bulk shipping companies. The current peer group that we use is comprised of the following companies, which is subject to change at the discretion of our Remuneration Committee: Diana Shipping Inc., Excel Maritime Carriers Ltd., Paragon Shipping Inc., DryShips Inc., Eagle Bulk Shipping Inc., Euroseas Ltd., FreeSeas Inc., Genco Shipping & Trading Limited and Seanergy Maritime Holdings Corp.

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

2011 and 2010 Grants

No awards were granted during the years ended December 31, 2011 and 2010.

2009 Grants

On December 10, 2009, we granted to our two executive officers and a number of managers and staff of our Manager a conditional award of 575,199 shares, which following our four-for-one reverse split of our common shares, became an effective award of 143,799, with a conditional right for the shares to be allotted and delivered to them in the future at no cost. If a cash dividend is paid during the vesting period, additional shares will be granted and calculated in accordance with the terms of our long term incentive plan. Due to the cash dividends declared and paid during 2011, an additional 8,608 common shares of the Company were added to the initially granted shares. On December 10, 2011, the second anniversary of the 2009 grant, 52,989 common shares were issued and delivered to the relevant award holders. The outstanding award, as of December 31, 2011, adjusted for the effects of dividends paid, award forfeitures, reverse split and common shares allotted and delivered became as follows:

➢	255,536 ordinary shares were granted to George Karageorgiou, our chief executive officer, which following our four-for-one reverse split of our common shares, dividends paid and common shares vested and delivered, became an award of which 23,063 shares remain to be vested;

➢	94,679 ordinary shares were granted to Elias Deftereos, our chief financial officer, which following our four-for-one reverse split of our common shares, dividends paid and common shares vested and delivered, became an award of which 8,545 shares remain to be vested; and

➢	224,984 ordinary shares were granted to fourteen managers and staff of Globus Shipmanagement, which following our four-for-one reverse split of our common shares, dividend paid, award forfeitures and common shares vested and delivered, became an award of which 18,294 shares remain to be vested.

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of April 24, 2012 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this annual report on Form 20-F and all directors and executive officers as a group.

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

The numbers of shares and percentages of beneficial ownership are based on approximately 10,141,499 common shares outstanding on April 24, 2012. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of April 24, 2012	Percentage of common shares beneficially owned as of April 24, 2012
George Feidakis (1)	5,204,475	51.3%
George Karageorgiou	329,899	3.3%
Elias S. Deftereos	47,471	*
Amir Eilon	16,248	*
Jeffrey O. Parry	5,319	*

All executive officers and directors as a group (five persons)	5,603,412	55.2%

*Less than 1.0% of the outstanding shares.

(1) Mr. George Feidakis beneficially owns 4,724,475 of his common shares through Firment Trading Limited, a Cypriot company, for which he exercises sole voting and investment power through two companies that hold Firment Trading’s shares in trust for Mr. Feidakis. Mr. Feidakis beneficially owns 480,000 common shares through F.G. Europre S.A., a Greek company of which Mr. Feidakis is the majority shareholder. Mr. Feidakis and Firment Trading Limited disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares.

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

B.  Related Party Transactions

Lease

During the 2011, 2010 and 2009 fiscal years, we paid $243,000, $232,000 and $239,000, respectively, to Cyberonica S.A., a company owned by Mr. Feidakis, for the rental of 350 square meters of office space for our operations.

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

Consulting Agreements

In addition to employment agreements, we had entered into separate consulting agreements with companies wholly owned by each of our executive officers for them to assist and advise our executive officers in respect of their respective duties performed outside of Greece. We terminated these consulting agreements in December 2011.

Employment of Relative of Mr. Feidakis

In October 2011, we entered into an employment agreement with the son of our chairman of the board of directors and largest beneficial shareholder, Mr. Feidakis, to act in a non-managerial position.

C.  Interests of Experts and Counsel

Not Applicable.

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

In March 2012, we commenced London arbitration proceedings against the Charterer, the former charterer of the Vessel under the Charter. The Company is claiming an amount of approximately $1,700,000 as a debt and/or damages. Such amount includes, among others, outstanding hire, damages arising from the Charterer’s failure to replenish bunkers upon the Vessel’s redelivery and to deliver the Vessel within the agreed redelivery range, as well as further amounts that the Company had to pay to two bunkers suppliers relating to bunkers that the Charterer had ordered and received but for which the Charterer did not pay. The claim is largely undisputed by the Charterer, and the Company is currently taking measures to obtain security.

We have not been involved in any other legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any other proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Our Dividend Policy and Restrictions on Dividends

Our dividend policy is to pay to holders of our shares a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. We believe this policy maintains an appropriate level of dividend cover taking into account the likely effects of the shipping cycle and the need to retain cash to reinvest in vessel acquisitions.

In calculating our dividend to holders of our shares, we exclude any gain on the sale of vessels and any unrealized gains or losses on derivatives. Our board of directors, in its discretion, can determine in the future whether any capital surpluses arising from vessel sales are included in the calculation of a dividend. Dividends will be paid in U.S. dollars equally on a per-share basis between our common shares and our Class B shares, to the extent any are issued and outstanding.

Our Remuneration Committee will also determine, in its sole discretion, when and to the extent dividends are paid to the holders of our Series A Preferred Shares.

We are a holding company, with no material assets other than the shares of our subsidiaries. Therefore, our ability to pay dividends depends on the earnings and cash flow of those subsidiaries and their ability to pay dividends to us. Additionally, the declaration and payment of any dividend is subject at all times to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings, future issuances of securities or as a result of losses in connection with actions of the former charterer of the m/v Star Globe for which we are currently in arbitration proceedings to recover and other factors, many of which will be beyond our control.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such dividend.

We historically paid dividends to our shareholders in amounts ranging from $0.03 per share to $0.50 per share. We did not declare or pay dividends in 2009. Historical dividend payments should not provide any promise or indication of future dividend payments.

Dividends declared and paid during the years ended December 31, 2011 and 2010 are as follows:

2010	$ cents per share	Date declared	Date Paid
Interim dividend for 2010	11.29(GBp 7.3)	September 6, 2010	September 24, 2010
Quarterly dividend for 2010	16.00	December 2, 2010	December 28, 2010

2011	$ cents per share	Date declared	Date Paid
Quarterly dividend for 2010	16.00	February 24, 2011	March 17, 2011
Quarterly dividend for 2011	16.00	May 5, 2011	May 31, 2011
Quarterly dividend for 2011	16.00	June 4, 2011	July 28, 2011
Quarterly dividend for 2011	16.00	October 20, 2011	November 9, 2011

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

The following table lists the high and low sales prices on the AIM and the Nasdaq Global Market, as applicable, for our common shares for the last six months; the last nine fiscal quarters; and the last five fiscal years (since we began trading on the AIM).

On July 29, 2010, we effected a four-for-one reverse split of our common shares. Prices indicated below with respect to our common share price include inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. All prices are quoted in U.S. dollars, using a using an exchange rate of U.K. pounds sterling:U.S. dollar of 1.0:1.6.

Period Ended	High	Low

Monthly
March 2012	$6.00	$4.85
February 2012	$5.19	$4.07
January 2012	$4.75	$3.15
December 2011	$4.29	$2.50
November 2011	$4.6335	$3.26
October 2011	$5.199	$4.176

Quarterly
First Quarter 2012	$6.00	$3.15
Fourth Quarter 2011	$5.199	$2.50
Third Quarter 2011	$7.95	$4.576
Second Quarter 2011	$10.92	$6.84
First Quarter 2011	$10.50	$7.80
Fourth Quarter 2010	$13.59	$8.99
Third Quarter 2010	$10.32	$8.64
Second Quarter 2010	$8.96	$7.84
First Quarter 2010	$8.00	$6.05

Yearly
2011	$10.92	$2.50
2010	$13.59	$6.05
2009	$6.98	$2.82
2008	$35.52	$4.16
2007	$40.00	$19.20

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

The rights, preferences and privileges of holders of our shares are subject to the rights of the holders of any preferred shares that have been issued and which we may issue in the future.

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

We issued in April 2012 an aggregate of 3,347 Series A Preferred Shares to our two executive officers. The holders of our Series A Preferred Shares will be entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of our Remuneration Committee, in its sole discretion. Our board of directors or Remuneration Committee will determine whether funds are legally available under the BCA for such dividend. Any accrued but unpaid dividends will not bear interest. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our Series A Preferred Shares will be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our Series A Preferred Shares are not convertible into any of our other capital stock.

The Series A Preferred Shares are redeemable at the written request of the Remuneration Committee, at par value plus all declared and unpaid dividends as of the date of redemption plus any additional consideration determined by a unanimous resolution of the Remuneration Committee.

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

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments to holders of our shares will depend on a series of factors and risks described under “Item 3.D.  Risk Factors,” and includes risks relating to earnings, financial condition, cash requirements and availability, restrictions in our current and future loan arrangements, the provisions of the Marshall Islands law affecting the payment of dividends and other factors. The BCA generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or if we would be rendered insolvent upon paying the dividend.

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

Our board of directors has the authority to fix the compensation of directors for their services.

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

Blank Check Preferred Shares

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100 million shares of blank check preferred shares. As of April 2012, we have outstanding only 3,347 Series A Preferred Shares issued to our executive officers. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights.

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

C.  Material Contracts

We refer you to “Item 7.B. Related Party Transactions” for a discussion of our agreements with companies related to us. We also refer you to “Item 4.  Information on the Company,” “Item 5.B. Liquidity and Capital Resources—Indebtedness” and “Item 6.E. Share Ownership—Long Term Incentive Plan” for a description of other material contracts.

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

Malta Tax Considerations

One of our subsidiaries is a Maltese shipping company owning a vessel flying the flag of Malta, and has been granted approval by the Maltese authorities for the vessel to be treated as a “tonnage tax vessel,” in which case the income generated by our subsidiary company from the ownership and operation of the vessel is not subject to any tax in Malta. As a consequence, we do not expect our shareholders to be materially affected by the above regime to which such Maltese shipping company is subject under the laws of Malta.

United States Tax Considerations

This discussion of United States federal income taxes is based upon provisions of the Code, existing final, temporary and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the effective date of this annual report on Form 20-F and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No rulings have been or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

Further, the following summary does not deal with all United States federal income tax consequences applicable to any given holder of our common shares, nor does it address the United States federal income tax considerations applicable to categories of investors subject to special taxing rules, such as expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers or traders in securities or currencies, partnerships, S corporations, estates and trusts, investors that hold their common shares as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the United States dollar or investors that own, directly or indirectly 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences, or any state tax consequences, and is limited to people that will hold their common shares as “capital assets” within the meaning of Section 1221 of the Code. Each shareholder is encouraged to consult, and discuss with his or her own tax advisor the United States federal, state, local and non-United States tax consequences particular to him or her of the acquisition, ownership or disposition of common shares. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

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

United States Federal Income Taxation of the Company

Taxation of Operating Income

Unless exempt from United States federal income taxation under the rules described below in “—The Section 883 Exemption,” a foreign corporation that earns only transportation income is generally subject to United States federal income taxation under one of two alternative tax regimes: (1) the 4% gross basis tax or (2) the net basis tax and branch profits tax. Since its redomiciliation, the Company is a Marshall Islands corporation and its subsidiaries are incorporated in the Marshall Islands or Malta. There is no comprehensive income tax treaty between the Marshall Islands and the United States, so the Company and its Marshall Islands subsidiaries cannot claim an exemption from this tax under a treaty.

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

The Company is a Marshall Islands corporation, and each of the vessels in its fleet is owned by a separate wholly owned subsidiary organized in the Marshall Islands or Malta. The U.S. Department of the Treasury recognizes the Marshall Islands and Malta as jurisdictions which grant an Equivalent Exemption; therefore, the Company and each of its vessel-owning subsidiaries meets the first requirement for the Section 883 Exemption for periods after November 24, 2010.

The 50 % Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). For the taxable year ended December 31, 2011, the Company believes that each of its vessel-owning subsidiaries satisfied the 50% Ownership Test based on the beneficial ownership of more than 50% of the value of its shares by a qualifying shareholder, assuming that such shareholder meets all of the substantiation and reporting requirements under Section 883 of the Code and the Section 883 Regulations for such taxable year, and that each such subsidiary should therefore qualify for the Section 883 Exemption for such taxable year.

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

The Company and its vessel-owning subsidiaries should satisfy the 50% Ownership Test. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company meets the Publicly Traded Test described above, the Company also may be a qualifying shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption. However, if for any period after the Company issues the Class B shares, the common shares represent less than 50% of the voting power of the Company, the Company would not be able to satisfy the Publicly Traded Test for such period because less than 50% of the stock of the Company, measured by voting power, would be listed on an established securities market.

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test, each an ownership statement. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, relating to the year ended December 31, 2011, certifying the qualifying shareholder status of a shareholder beneficially owning more than 50% of the value of each such subsidiary’s stock and the status of intermediaries as required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

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

Dividends paid on the shares of a non-U.S. corporation to an individual generally will not be treated as qualified dividend income that is taxable at a maximum tax rate of 15% through 2012. The preferential rate of federal tax on qualified dividends will expire unless Congress enacts legislation to extend it beyond December 31, 2012. However, dividends paid in respect of the Company’s common shares paid prior to that date may qualify as qualified dividend income if: (1) the common shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (3) the United States Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend and (4) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. The first requirement is met as our common shares are listed on the Nasdaq Global Market. The second requirement is expected to be met as more fully described below under “—Consequences of Possible PFIC Classification.” Satisfaction of the final two requirements will depend on the particular circumstances of each United States Holder. Consequently, if any of these requirements are not met, the dividends paid to individual United States Holders in respect of the Company’s common shares would not to be treated as qualified dividend income and would be taxed as ordinary income at ordinary rates.

After December 31, 2012, dividend income will be taxed at ordinary interest rates and, therefore, the rate on such dividend income will increase unless Congress enacts legislation to extend the preferential rates. However, legislation has been proposed in the past and may again be proposed in the future that would have the effect of classifying dividends paid by the Company as other than qualified dividends, with the result that no United States Holder would be eligible for the preferential tax rates applicable to qualified dividend income even if the preferential rate is extended.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., April 13, 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2011.

Based on the Company’s intention and expectation that the Company’s subsidiaries’ income from spot, time and voyage chartering activities plus other active operating income will be greater than 25% of the Company’s total gross income at all relevant times and that the gross value of the vessels subject to such time, voyage or spot charters will exceed the gross value of all the passive assets the Company owns at all relevant times, Globus Maritime Limited does not expect that it will constitute a PFIC with respect to a taxable year in the near future.

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

As previously indicated, if the Company were to be classified as a PFIC for a taxable year in which the Company pays a dividend or the immediately preceding taxable year, dividends paid by the Company would not constitute “qualified dividend income” and, hence, would not be eligible for the reduced rate of United States federal income tax that is available through 2011.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with Credit Suisse, Deutsche Schiffsbank and DVB Bank SE. As of December 31, 2011, we had a $52.0 million outstanding balance under our Credit Facility. As of December 31, 2011, Kelty Marine has a $23.7 million principal balance outstanding under the Kelty Loan Agreement. As of December 31, 2011, Artful Shipholding S.A. and Longevity Maritime Limited had a $35.7 million principal balance outstanding under the DVB Loan Agreement. Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income.

In 2011, the weighted average interest rate for our then-outstanding facilities was 1.69% and the respective interest rates ranged from 0.91% to 3.08%, including margins.

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

We entered into two interest rate swap agreements in order to manage future interest costs and the risk associated with changing interest rates.

The total notional principal amount of these swaps as of each of December 31, 2011 and 2010 was $25 million, which have specified rates and durations.

Through these swap transactions, we effectively hedged the interest rate exposure of 22% of our loans outstanding as of December 31, 2011.

The following table sets forth the sensitivity of our existing loans as of December 31, 2011 as to a 1% (100 basis points) increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense.

Year	Amount
2012	$0.9 million
2013	$0.8 million
2014	$0.9 million
2015	$0.7 million
2016	$0.4 million

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

In April 2012, we issued to our two executive officers, an aggregate of 3,347 Series A Preferred Shares. Holders of Series A Preferred Shares may receive dividends prior to the holders of our shares, and also have a liquidation preference. Please read “Item 10.B. Memorandum and Articles of Association—Preferred Shares.”

Item 15.  Controls and Procedures

(a) Disclosure Controls and Procedures

Management, including our chief executive officer and chief financial officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2011 is effective.

(c)  Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the SEC that permit the Company to provide only management’s report in this annual report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

None.

Inherent Limitations on Effectiveness of Controls

Our management, including our chief executive officer and our chief financial officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

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

Item 16C.  Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, have billed us for audit, audit-related and non-audit services as follows:

	2011	2010

Audit Fees	$218,000	188,838
Audit-Related Fees	-	-
Tax Fees	3,700	3,500
All Other Fees	-	-

Total	$221,700	192,338

Audit fees for the years ended December 31, 2011 and 2010 were paid in Euro.

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements and for the review of the quarterly financial information as well as services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Tax fees relate to services for assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2010 and 2009.

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

Item 16H.  Mining Safety Disclosure

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report on Form 20-F.

Item 19.  Exhibits

1.1	Articles of Incorporation of Globus Maritime Limited (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 24, 2010)

1.2	Bylaws of Globus Maritime Limited (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 24, 2010)

1.3*	Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited

4.1	Credit Facility between Credit Suisse and Global Maritime Limited, as supplemented (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Loan Agreement between Deutsche Schiffsbank Aktiengesellschaft and Kelty Marine Ltd. (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.3	Long Term Incentive Plan of Globus Maritime Limited (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.4	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.5	Registration Rights Agreement between Globus Maritime Limited, Firment Trading Limited and Kim Holdings S.A. (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.6	Memorandum of Agreement, dated March 18, 2011 (incorporated by reference to Exhibit 4.6 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

4.7	Sixth Supplemental Agreement to Facility Agreement, dated May 5, 2011 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on May 9, 2011)

4.8	Memorandum of Agreement, dated May 2, 2011 and Addendum No. 1 to the Memorandum of Agreement, dated May 6, 2011 (previously filed as Exhibit 10.8 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on May 17, 2011)

4.9

Committed Term Sheet, dated June 1, 2011, between DVB Bank SE and Globus Maritime Limited

(previously filed as Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 6, 2011)

4.10	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited (previously filed as Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

8.1*	Subsidiaries of Globus Maritime Limited

11.1	Code of Ethics & Conduct of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President and Chief Executive Officer

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Georgios Karageorgiou
Name: Georgios Karageorgiou
Title: President and Chief Executive Officer

Date: April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Globus Maritime Limited

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (“Globus”) as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of Globus’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Globus’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Globus’ internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globus Maritime Limited at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 27, 2012

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. Dollars)

		December 31,
	Notes	2011	2010
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	242,507	191,506
Office furniture and equipment		75	40
Other non-current assets		10	10
Total non-current assets		242,592	191,556
CURRENT ASSETS
Cash and bank balances and bank deposits	3	9,301	24,618
Trade receivables, net	2.7	1,386	281
Inventories	6	554	467
Prepayments and other assets	7	2,226	1,530
Total current assets		13,467	26,896
TOTAL ASSETS		256,059	218,452

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO SHAREHOLDERS
Share capital	10	40	29
Share premium	10	109,229	88,817
Retained earnings		30,750	28,942
Total equity		140,019	117,788
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	12	105,518	85,332
Provision for staff retirement indemnities	2.19	66	56
Total non-current liabilities		105,584	85,388
CURRENT LIABILITIES
Current portion of long-term borrowings	12	5,297	10,906
Trade accounts payable	8	945	1,346
Accrued liabilities and other payables	9	1,206	698
Derivative financial instruments	18	1,431	1,800
Deferred revenue	2.4	1,577	526
Total current liabilities		10,456	15,276
TOTAL LIABILITIES		116,040	100,664
TOTAL EQUITY AND LIABILITIES		256,059	218,452

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars, except per share data)

		For the year ended December 31,
	Notes	2011	2010	2009
REVENUE:
Time charter revenue		35,559	28,860	52,812

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	14	(3,283)	(2,152)	(3,742)
Vessel operating expenses	14	(7,967)	(5,887)	(10,137)
Depreciation	5	(10,180)	(7,367)	(11,204)
Depreciation of dry docking costs	5	(318)	(410)	(1,512)
Amortization of fair value of time charter attached to vessels	5	(779)	-	-
Administrative expenses	15	(2,078)	(2,310)	(2,004)
Administrative expenses payable to related parties	4	(1,150)	(1,066)	(1,272)
Share based payments	13	(364)	(311)	(1,754)
Impairment loss	5	-	-	(28,429)
Gain/(loss) on sale of vessels	19	-	7	(802)
Other expenses, net		(124)	(35)	(106)

Operating profit/(loss) before financing activities		9,316	9,329	(8,150)

Interest income from bank balances and bank deposits		52	247	1,032
Interest expense and finance costs	16	(2,821)	(2,133)	(2,926)
Gain/(loss) on derivative financial instruments	18	369	(570)	143
Foreign exchange gains/(losses), net		9	(870)	(178)
Total finance costs, net		(2,391)	(3,326)	(1,929)

TOTAL PROFIT/(LOSS) FOR THE YEAR		6,925	6,003	(10,079)
Other Comprehensive Income/(loss)		-	-	-
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR		6,925	6,003	(10,079)

Earnings/(loss) per share (U.S.$):
- Basic earnings/(loss) per share for the year	11	0.80	0.83	(1,40)
- Diluted earnings/(loss) per share for the year	11	0.79	0.82	(1.40)

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. Dollars, except share and per share data)

	Common stock		Issued
	Number of	Par	share	Share	Retained	Total
	Shares	Value	Capital	Premium	Earnings	Equity
	(note 10)	(note 10)	(note 10)	(note 10)
Balance at January 1, 2009	7,166,363	0.004	29	87,600	34,154	121,783
Loss for the year	-	-	-	-	(10,079)	(10,079)
Other comprehensive income/(loss)	-	-	-	-	-	-
Total comprehensive loss for the year	-	-	-	-	(10,079)	(10,079)
Share based payment (note 13)	72,680	0.004	-	916	838	1,754
Balance at December 31, 2009	7,239,043	0.004	29	88,516	24,913	113,458
Profit for the year	-	-	-	-	6,003	6,003
Other comprehensive income/(loss)	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	6,003	6,003
Share based payment (note 13)	50,645	0.004	-	301	10	311
Dividends paid (note 17)	-	-	-	-	(1,984)	(1,984)
Balance at December 31, 2010	7,289,688	0.004	29	88,817	28,942	117,788
Profit for the year	-	-	-	-	6,925	6,925
Other comprehensive income/(loss)	-	-	-	-	-	-
Total comprehensive income for the year	-	-	-	-	6,925	6,925
Proceeds from public offering	2,750,000	0.004	11	21,989	-	22,000
Transaction costs	-	-	-	(1,952)	-	(1,952)
Share based payment (note 13)	60,789	0.004	-	375	(11)	364
Dividends paid (note 17)	-	-	-	-	(5,106)	(5,106)
Balance at December 31, 2011	10,100,477	0.004	40	109,229	30,750	140,019

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

		For the year ended December 31,
	Notes	2011	2010	2009
Cash flows from operating activities:
Profit/(loss) for the year		6,925	6,003	(10,079)
Adjustments for:
Depreciation	5	10,180	7,367	11,204
Depreciation of deferred dry docking costs	5	318	410	1,512
Amortization of fair value of time charter attached to vessels	5	779	-	-
Payment of deferred dry docking costs	5	(485)	(19)	(1,135)
(Gain)/loss on sale of vessels		-	(7)	802
Impairment loss	5	-	-	28,429
Provision for staff retirement indemnities	2.19	10	13	13
(Gain)/loss on derivative financial instruments	18	(369)	570	(143)
Interest expense and finance costs	16	2,821	2,133	2,926
Interest income		(52)	(247)	(1,032)
Foreign exchange (gains)/losses, net		(10)	36	178
Share based payment	13	364	311	1,754
(Increase)/decrease in:
Trade receivables, net		(1,105)	55	494
Inventories		(87)	(112)	210
Prepayments and other assets		(689)	(149)	(46)
Increase/(decrease) in:
Trade accounts payable		(401)	188	(1,054)
Accrued liabilities and other payables		524	(385)	380
Deferred revenue		1,051	15	(847)
Net cash generated from operating activities		19,774	16,182	33,566
Cash flows from investing activities:
Vessel acquisitions		(61,774)	(106,084)	-
Time deposits with maturity of more than three months	3	-	-	10,000
Net proceeds from sale of vessels		-	33,037	49,031
Purchases of office furniture and equipment		(53)	(26)	(2)
Interest received		45	354	1,224
Net cash (used in)/generated from investing activities		(61,782)	(72,719)	60,253
Cash flows from financing activities:
Proceeds from issuance of long-term debt	12	37,000	62,170	-
Repayment of long-term debt		(22,296)	(36,082)	(87,038)
Pledged bank deposits	3	(1,000)	5,000	15,400
Proceeds from issuance of share capital net of transaction costs	10	20,048	-	-
Payment of financing costs		(240)	(200)	-
Dividends paid	17	(5,106)	(1,984)	-
Interest paid		(2,725)	(1,870)	(2,858)
Net cash generated from/(used in) financing activities		25,681	27,034	(74,496)
Net (decrease)/increase in cash and cash equivalents		(16,327)	(29,503)	19,323
Foreign exchange gains/(losses) on cash and bank deposits		10	(36)	(108)
Cash and cash equivalents at the beginning of the year	3	23,618	53,157	33,942
Cash and cash equivalents at the end of the year	3	7,301	23,618	53,157

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006 under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010 Globus was redomiciled to Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010 Globus shares were effectively delisted from AIM. On June 30, 2011 Globus completed its first follow-on public offering in the United States under the Securities Act of 1933, as amended, the net proceeds of which amounted to $20,048 (note 10).

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The consolidated financial statements of Globus and its subsidiaries include the financial statements of the following companies:

Company	Country of Incorporation	Date of Incorporation/Redomiciliation	Activity

Globus Maritime Limited	Marshall Islands	November 24, 2010	Holding Co.

Globus Shipmanagement Corp.	Marshall Islands	July 26, 2006	Management Co.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements also include the financial statements of the following vessel-owning subsidiaries, all wholly owned by the Company as of December 31, 2011, 2010 and 2009:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Chantal Maritime Co. (The company was dissolved on February 19, 2010)	Marshall Islands	September 15, 2006	m/v Ocean Globe (Sold in November 2008)
Sibelle Marine Inc. (The company was dissolved on October 14, 2011)	Marshall Islands	September 26, 2006	m/v Sea Globe (Sold in February 2010)
Supreme Navigation Co.	Marshall Islands	November 14, 2006	m/v Coral Globe (Sold in February 2010)

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Adagio Marine S.A. (The company was dissolved on October 14, 2011)	Marshall Islands	December 6, 2006	m/v Lake Globe (sold in November 2009)

Abrosa Shipping Inc. (The company was dissolved on May 16, 2011)	Marshall Islands	January 11, 2007	m/v Gulf Globe (sold in October 2009)

Eleanor Maritime Limited (The company was dissolved on January 25, 2011)	Marshall Islands	July 9, 2007	m/v Island Globe (sold in September 2009)

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Elysium Maritime Limited	Marshall Islands	December 18, 2007	m/v Tiara Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Kelty Marine Ltd.	Marshall Islands	June 29, 2010	m/v Jin Star

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Rosario Maritime Inc.	Marshall Islands	-	Dormant

The consolidated financial statements as of December 31, 2011 and 2010 and for the three years in the period ended December 31, 2011, were approved for issuance by the Board of Directors on April 26, 2012.

2.	Basis of Preparation and Significant Accounting Policies

2.1	Basis of Preparation: The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ 000s) except when otherwise indicated.

Statement of Compliance: These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company also previously prepared consolidated financial statements as of December 31, 2009 and for the year then ended, in accordance with IFRS as endorsed by the European Union (“EU”). There are no significant differences between the Company’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB and the Company’s consolidated financial statements prepared in accordance with IFRS as endorsed by the EU.

Basis of Consolidation: The consolidated financial statements comprise the financial statements of Globus and its subsidiaries listed in note 1. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.1	Basis of Consolidation (continued)

All inter-company balances and transactions have been eliminated upon consolidation. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company.

2.2	Standards amendments and interpretations:

The Company has adopted the following new and amended IFRS and IFRIC interpretations as of January 1, 2011:

➢	IAS 24 Related Party Disclosures (amendment)- effective January 1, 2011

➢	IAS 32 Financial Instruments: Presentation (amendment) - effective February 1, 2010

➢	IFRIC 14 Prepayments of a Minimum Funding Requirement (amendment) - effective January 1, 2011

➢	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments – effective July 1, 2010

➢	Improvements to IFRSs (May 2010)

The adoption of the standards or interpretations is described below:

•	IAS 24 Related Party Transactions (amendment): The IASB issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasise a symmetrical view of related party relationships and clarifies the circumstances in which persons and key management personnel affect related party relationships of an entity. In addition, the amendment introduces an exception from the general related party disclosure requirements for transactions with governments and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The adoption of the amendment did not have any impact on the financial position or performance of the Company.

•	IAS 32 Financial Instruments: Presentation (amendment): The IASB issued an amendment that alters the definition of a financial liability in IAS 32 to enable entities to classify rights issues and certain options or warrants as equity instruments. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment has had no effect on the financial position or performance of the Company because the Company does not have these types of instruments.

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (amendment): The amendment removes an unintended consequence when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover such requirements. The amendment permits a prepayment of future service cost by the entity to be recognised as a pension asset. The amendment is applied retrospectively. The Company is not subject to minimum funding requirements; therefore, the amendment of the interpretation had no effect on the financial position or performance of the Company.

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments: The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations (continued)

Any gain or loss is recognised immediately in profit or loss. The effect of this interpretation has no effect on the financial position or performance of the Company.

•	Amendments resulting from improvements to IFRSs (May 2010) to the following standards which did not have an effect on the accounting policies, financial position or performance of the Company:
➢	IFRS 3 Business combinations

➢	IFRS 7 Financial instruments-Disclosure

➢	IAS 1 Presentation of Financial Statements

➢	IAS 27 Consolidated and Separate Financial Statements

➢	IAS 34 Interim Financial Statements

➢	IFRIC 13 Customer Loyalty Programmes

Standards issued but not yet effective and not early adopted:

•	IAS 1 Financial Statement Presentation – Presentation of items of Other Comprehensive Income (“OCI”): The amendment is effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and is not expected to have an impact on the Company’s financial position or performance.

•	IAS 12 Income Taxes- Recovery of Underlying Assets: The amendment becomes effective for annual periods beginning on or after January 1, 2012.The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment is not expected to have an impact on the Company’s financial position or performance.

•	IAS 19 Employee Benefits (Amendment): The amendment becomes effective for annual periods beginning on or after January 1, 2013. The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and rewording. The amendment is not expected to have an impact on the Company’s financial position or performance.

•	IAS 27 Separate Financial Statements (as revised in 2011): The amendment becomes effective for annual periods beginning on or after January 1, 2013. As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities and associates in separate financial statements. The Company does not present separate financial statements.

•	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011): The amendment becomes effective for annual periods beginning on or after January 1, 2013. As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in additions to associates. The amendment is not expected to have an impact on the Company’s financial position or performance.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations (continued)

•	IAS 32 Financial Instruments: Presentation (Amended) - Offsetting Financial Assets and Financial Liabilities: The amendment is effective for annual periods beginning on or after January 1, 2014. This amendment clarifies the meaning of “currently has a legally enforceable right to set-off” and also clarifies the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments to IAS 32 are to be retrospectively applied. Earlier application is permitted. However, if an entity chooses to early adopt, it must disclose that fact and also make the disclosures required by the IFRS 7 Offsetting Financial Assets and Financial Liabilities amendments. The Company is in the process of assessing the impact of the amendment on the financial position or performance of the Company.

•	IFRS 7 Financial Instruments: Disclosures- Enhanced Derecognition Disclosure Requirements: The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the Company’s financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets. The amendment affects disclosure only and is not expected to have impact on the Company’s financial position or performance.

•	IFRS 7 Financial Instruments: Disclosures (Amended) - Offsetting Financial Assets and Financial Liabilities: The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment introduces common disclosure requirements. These disclosures would provide users with information that is useful in evaluating the effect or potential effect of netting arrangements on an entity’s financial position. The amendments to IFRS 7 are to be retrospectively applied. The Company is in the process of assessing the impact of the amendment on the financial position or performance of the Company.

•	IFRS 9 Financial Instruments – Classification and Measurement: The new standard is effective for annual periods beginning on or after January 1, 2015. IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. Phase 1 of IFRS 9 will have a significant impact on (i) the classification and measurement of financial assets and (ii) a change in reporting for those entities that have designated financial liabilities using the fair value option. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the first half of 2012. Early application is permitted. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 10 Consolidated Financial Statements: This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements. It also includes the issues raised in SIC-12 Consolidation-Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations (continued)

•	IFRS 11 Joint Arrangements: This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC- 13 Jointly-Controlled Entities- Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (‘JCE’s’) using proportionate consolidation. Instead, JCE’s that meet the definition of joint venture must be accounted for using the equity method. The application of this new standard is not expected to have an impact on the financial position or performance of the Company.

•	IFRS 12 Disclosure of Involvement with Other Entities: This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 13 Fair Value Measurement: This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance.

•	IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine: The interpretation is effective for annual periods beginning on or after January 1, 2013.This interpretation only applies to stripping costs incurred in surface mining activity during the production phase of the mine ('production stripping costs'). Costs incurred in undertaking stripping activities are considered to create two possible benefits a) the production of inventory in the current period and/or b) improved access to ore to be mined in a future period (striping activity asset). Where cost cannot be specifically allocated between the inventory produced during the period and the stripping activity asset, IFRIC 20 requires an entity to use an allocation basis that is based on a relevant production measure. Early application is permitted. The application of this interpretation will not have an impact on the financial position or performance of the Company as it is not involved in mining activities.

2.3	Significant accounting judgments, estimates and assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognised during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgments: In the process of applying the Company’s accounting policies, management has made the following judgments that had a significant effect on the amounts recognised in the financial statements.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.3	Significant accounting Judgments, estimates and assumptions (continued)

➢	Non-current assets held for sale: On November 11, 2009, the Company entered into a memorandum of agreement for the sale of two vessels, namely m/v Sea Globe and m/v Coral Globe. The Company considered that the vessels met the criteria to be classified as held for sale at that date for the following reasons:
•	The sale was considered highly probable and the vessels were available for immediate sale in their present condition.
•	The delivery was expected to take place during February 2010. The actual delivery of the vessels took place on February 17, 2010.

➢	Allowance for doubtful trade receivables: Provisions for doubtful trade receivables are recorded based on management’s expectation on future trade receivables recoveries (note 2.7).

Estimates and assumptions: The key assumptions concerning the future and other key sources of estimation uncertainty at the financial position date, that have a significant risk of causing a significant adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their salvage value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2011. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows and the growth rate used for extrapolation (refer to note 5).

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters, bareboat charter and spot charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income as explained in note 2.23 below. Associated voyage expenses, which primarily consist of commissions, are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

Interest income: Revenue is recognised as interest accrues (using the effective interest method).

Voyage expenses: Voyage expenses primarily consist of port expenses and owners’ expenses paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by the Company under voyage charter arrangements.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.4	Accounting for revenue and related expenses (continued)

Furthermore, voyage expenses include commission on income paid by the Company. The Company defers bunker expenses under voyage charter agreements and amortizes them over the related voyage.

Vessel operating expenses: Vessel operating expenses are accounted for on an accruals basis.

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, because the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign currency gain or loss in the consolidated statement of comprehensive income.

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7	Trade receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade receivables are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. There is no provision for doubtful accounts at December 31, 2011 and 2010.

2.8	Inventories: Inventories consist of lubricants and gas cylinders and are stated at the lower of cost or net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e. amounts received from the seller of the vessels until date of delivery is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.
F-14

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated salvage value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The salvage value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease, it amortizes the amount reflected in the cost that is attributable to favourable or unfavourable lease terms relative to market terms, over the remaining term of the lease. See also note 2.30.

2.13	Impairment of long-lived assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive income. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortization process.

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

2.16	Borrowing costs: Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive income as incurred except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised. For the years ended December 31, 2011, 2010 and 2009, the Company had no qualifying assets.

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by length of ship employment for its customers i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters.
F-15

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.17	Operating segment (continued)

As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies owned by Globus is under short-term contracts (usually up to nine months) and, accordingly, no one is liable for any pension or post retirement benefits payable to the crew.

Provision for employees’ severance compensation: The Greek employees, except for crews, of the Company are bound by the Greek Labour law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees’ remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability, an amount of US$66 as at December 31, 2011 (2010:US$56), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

2.20	Offsetting of financial assets and liabilities: Financial assets and liabilities are offset and the net amount is presented in the consolidated financial position only when the Company has a legally enforceable right to set off the recognised amounts and intend either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

2.21	Derecognition of financial assets and liabilities:

(i)	Financial assets: A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•	the rights to receive cash flows from the asset have expired;

•	the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or

•	the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.21	Derecognition of financial assets and liabilities (continued)

Where the Company has transferred its rights to receive cash flows from an asset and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Company continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

(ii)	Financial liabilities: A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability and, the difference in the respective carrying amounts is recognised in profit or loss.

2.22	Leases – where the Company is the lessee: Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement component of the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

2.23	Leases – where an entity is the lessor: Leases of vessels where the entity does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognised on a straight-line basis over the lease term. Contingent rents are recognised as revenue in the period in which they are earned.

2.24	Insurance: The Company recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.25	Share based compensation: Globus operates an equity-settled, share-based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity.

2.26	Share capital: Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds.

2.27	Dividends: Dividends to shareholders are recognised in the period in which the dividends are declared and appropriately authorised and are accounted for as dividends payable until paid.

2.28	Derivative financial instruments at fair value through profit and loss: Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Historically, the Company’s derivative financial instruments have not qualified for hedge accounting, therefore changes in the fair value of these instruments are recognised immediately in the income statement component of the consolidated statement of comprehensive income.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.29	Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the carrying amount exceeds fair value less costs to sell, the Company recognises a loss under impairment loss in the income statement component of the consolidated statement of comprehensive income. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

2.30	Change in accounting policy: There was a change in accounting policy during the current year as a result of the IAS 16 amendment due to IFRS 3 Business Combinations (as revised in January 2008).

The amendment to IAS 16 has resulted in a new presentation of the component of an item of property, plant and equipment and related depreciation that are attributable to favourable or unfavourable lease terms relative to market terms. If the Company acquires a vessel subject to an operating lease, it amortizes the amount of this component, which is now reflected in the cost of that vessel, over the remaining term of the lease (note 2.14). The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income. Prior to the change in the accounting policy, whenever the Company acquired a vessel with a time charter agreement assumed, the cost of acquisition was allocated between the individual assets and / or liabilities assumed based on their relative fair values at the time of acquisition. The amount ascribed to the favourable or unfavourable lease terms relative to market terms was separately recorded as an asset or liability and was amortized over the remaining term of the time charter and the amortized portion for the period was included in revenue for the period. Therefore, although the presentation of the components of the underlying assets in the consolidated statement of financial position differ, the total carrying amount of the assets recognized in the consolidated statement of financial position as well as the amount of amortization expense recognized in the income statement component of the consolidated statement of comprehensive income would be the same as that prior to the change.

The change in the accounting policy is applied retrospectively. No separate assets and/or liabilities had been recognised prior to the change. There was no effect on prior periods due to the change in the accounting policy.

3	Cash and bank balances and bank deposits

For the purpose of the consolidated statement of financial position, cash and bank balances and bank deposits comprise the following:

	December 31,
	2011	2010
Cash on hand	3	6
Bank balances	841	686
Bank deposits	8,457	23,926
Total	9,301	24,618

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

3	Cash and bank balances and bank deposits (continued)

The fair value of cash and bank balances and bank deposits as at December 31, 2011 and 2010, was $9,301 and $24,618, respectively.

At December 31, 2011, the Company had available $10,000 (2010:$nil) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met (note 12).

As at December 31, 2011 and 2010, the Company had pledged a part of its bank deposits in order to fulfil collateral requirements. Refer to notes 12 and 18 for further details.

For the purpose of the consolidated statement of cash flow, the following reconciliation with cash and cash equivalents at December 31, 2011 and 2010 is provided as follows:

	December 31,
	2011	2010
Cash and bank balances and bank deposits	9,301	24,618
Less: pledged bank deposits	(2,000)	(1,000)
Cash and cash equivalents	7,301	23,618

4	Transactions with Related Parties

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 4,724,475 common shares through Firment Trading Limited, a Cypriot company controlled by Mr Feidakis, and 480,000 common shares through F.G. Europe S.A. a Greek company listed on the Athens Exchange in which Mr Feidakis acts as the chairman of the Board of Directors and holds the majority of the outstanding shares. As at December 31, 2011 and 2010, Mr Feidakis beneficially owned 51.5% and 61.4%, respectively, of Globus’ shares. The remaining percentage of shares is widely held. The following are the major transactions, which have been entered into with related parties during the years ended December 31, 2011, 2010 and 2009:

On August 20, 2006, Globus Shipmanagement Corp. entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (a company related through common control). Rental expense is Euro 14,578 ($20) per month up to August 20, 2015. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The rental agreement runs for 9 years and can be terminated by the Company with 6 months notice. During the years ended December 31, 2011, 2010 and 2009, rent expense was $243, $232 and $239, respectively. The expense is recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties.

In November 2009, the Company entered in memoranda of agreements for the sale of m/v Sea Globe and m/v Coral Globe for an aggregate price of $34,000. North South Maritime Ltd, offered brokerage services on the aforementioned agreements. The Managing director of North South Maritime Ltd, was a non-executive director of Globus board of directors. On the completion of the sale that took place in February 2010, the related party company received brokerage commission fees of 2.5% on the total sale price namely, $850. The brokerage commission was recognised in the income statement component of the consolidated statement of comprehensive income under gain/(loss) on sale of vessels.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

4	Transactions with Related Parties (Continued)

In November 2010, Mr. Feidakis entered into a business opportunities arrangement with Globus. Under this agreement, Mr. Feidakis is required to disclose to Globus any business opportunities relating to dry bulk shipping that may arise during his service to Globus as a member of the board of directors that could be reasonably expected to be a business opportunity that Globus may pursue.

Mr. Feidakis agreed to disclose all such opportunities and the material facts attendant thereto, to the board of directors for consideration and if the board of directors fails to adopt a resolution regarding an opportunity within seven business days of disclosure, Globus will be deemed to have declined to pursue the opportunity, in which event Mr. Feidakis will be free to pursue it. Mr. Feidakis is also prohibited for six months after the termination of the agreement to solicit any of the Company’s senior employees or officers. Mr. Feidakis’ obligations under the business opportunities agreement will also terminate when he no longer beneficially owns Globus shares representing at least 30% of the combined voting power of all Globus’ outstanding shares, or no longer serves as a director. Mr. Feidakis remains free to conduct his other businesses that are not related to dry bulk shipping.

In November 2010, Globus entered into a registration rights agreement with Firment Trading Limited and Kim Holdings S.A., pursuant to which it granted to them and their affiliates (including Mr. George Feidakis and Globus chief executive officer) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions to require Globus to register under the Securities Act, common shares held by them. Under the registration rights agreement, these persons have the right to request Globus to register the sale of shares held by them on their behalf and may require to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by Globus.

In October 2011 Globus Shipmanagement Corp. hired a close family member of the Company’s ultimate controlling party. That person does not currently hold a managerial position and his annual gross compensation will be approximately Euro38,000 ($53). The company recognised for the year ended December 31, 2011, the amount of $10 in relation to the compensation earned by that person. The expense is recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2011	2010	2009
Short-term employee benefits	145	124	143
Share based payments (note 13)	41	31	38
Total	186	155	181

Compensation to the Company’s senior management is analysed as follows:

	For the year ended December 31,
	2011	2010	2009
Short-term employee benefits	752	710	890
Share based payments (note 13)	205	173	307
Total	957	883	1,197

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessel cost	Vessel depreciation	Dry docking costs	Depreciation of dry docking costs	Fair value of time charter attached	Amortization of fair value of time charter attached	Net Book Value
Balance as of January 1, 2009	258,945	(45,744)	5,297	(2,491)	-	-	216,007
Additions	-	-	1,135	-	-	-	1,135
Disposals	(63,032)	14,545	(3,104)	1,758	-	-	(49,833)
Vessels held for sale	(42,761)	10,404	(1,947)	1,274	-	-	(33,030)
Impairment loss	-	(28,429)	-	-	-	-	(28,429)
Depreciation & Amortization	-	(11,172)	-	(1,512)	-	-	(12,684)
Balance at December 31, 2009	153,152	(60,396)	1,381	(971)	-	-	93,166
Additions	106,084	-	19	-	-	-	106,103
Depreciation & Amortization	-	(7,353)	-	(410)	-	-	(7,763)
Balance at December 31, 2010	259,236	(67,749)	1,400	(1,381)	-	-	191,506
Additions	56,574	-	1,035	-	4,650	-	62,259
Depreciation & Amortization	-	(10,161)	-	(318)	-	(779)	(11,258)
Balance at December 31, 2011	315,810	(77,910)	2,435	(1,699)	4,650	(779)	242,507

For the purpose of the consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2011	2010	2009
Depreciation on vessel cost	10,161	7,353	11,172
Depreciation on office furniture and equipment	19	14	32
Total	10,180	7,367	11,204

During the year ended December 31, 2011, the Company acquired m/v Moon Globe for a purchase price of $31,400 and m/v Sun Globe for a purchase price of $30,300.

Both vessels were acquired subject to time charters with favourable terms relative to the market. The Company estimated, as of the date of acquisition, the amount included in the cost of the aforementioned vessels that was attributable to the favourable terms of the time charters, relative to market terms to be $2,150 for m/v Moon Globe and $2,500 for m/v Sun Globe.

These amounts are amortized on a straight line basis over the remaining term of the respective time charters which is June 2013, for m/v Moon Globe and January 2015, for m/v Sun Globe. Amortization for the year is included in the income statement component of the consolidated statement of comprehensive income under amortization of fair value of time charter attached to vessels.

The Company estimated, as of the date of acquisition of the vessels an aggregate amount of $300 for m/v Moon Globe and $250 for m/v Sun Globe, representing the component of the cost of the purchase price of the vessel that relates to regular major inspections. These amounts are included in dry docking costs.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

5	Vessels, net (continued)

During the year ended December 31, 2010, the Company acquired m/v Star Globe and m/v Sky Globe for a purchase price of US$32,825 each and m/v Jin Star (with a bareboat time charter attached at market terms) for a purchase price of US$41,112.

During the year ended December 31, 2009, the Company sold and delivered to their new owners the vessels, m/v Island Globe, m/v Gulf Globe and m/v Lake Globe for a selling price of $19,100, $15,500 and $16,500, respectively. These vessels were measured at the lower of carrying amount and fair value less costs to sell, since the conditions described in note 2.29 were satisfied. In this respect, the Company recognised an impairment loss of $22,325.

During November 2009, the Company entered into a memorandum of agreement for the sale of m/v Sea Globe and m/v Coral Globe for a selling price of $17,500 and $16,500, respectively. Since the conditions described in Note 2.29 were satisfied and the vessels were classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell. In this respect, the Company recognised an impairment loss of $6,104. Both vessels were delivered to their new owners in February 2010.

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in note 12.

The Company assesses at each reporting date whether there is an indication that its vessels may be impaired. The vessels’ recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive income. Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows were determined by considering an estimate daily time charter equivalent (based on the most recent blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels maintenance and vessel operating expenses assuming an average annual inflation rate of approximately 4%. Historical ten-year blended average one-year time charter rates used in the impairment test exercise were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 92%, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy. As of December 31, 2011, 2010 and 2009, none of the aforementioned assumptions have changed significantly, however, although the vessels carrying values exceeded their respective fair value less cost to sell, no impairment losses were recognized as the value in use for all the vessels of the fleet exceeded their respective carrying values.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

6	Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2011	2010
Lubricants (at cost)	493	417
Gas cylinders (at cost)	61	50
Total	554	467

7	Prepayments and other assets

Prepayments and other assets in the consolidated statement of financial position are analysed as follows:

	December 31,
	2011	2010
Insurance claims	196	46
Interest receivable	8	1
Bunkers	1,620	1,169
Other prepayments	402	314
Total	2,226	1,530

8	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2011 and 2010, amounted to $945 and $1,346, respectively. Trade accounts payable are non-interest bearing and are normally settled on 60-day terms.

9	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2011	2010
Accrued interest	134	149
Accrued audit fees	67	72
Other accruals	794	289
Insurance deductibles	130	100
Other payables	81	88
Total	1,206	698

•	Interest is normally settled quarterly throughout the year.
•	Other payables are non-interest bearing and are normally settled on monthly terms.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

10	Share Capital and Share Premium

The share capital of Globus Maritime Limited consisted of the following:

	December 31,
	2011	2010	2009
Authorised share capital:
100,000,000 Common Shares of par value $0.001 each	-	-	100
500,000,000 Common Shares of par value $0.004 each	2,000	2,000	-
100,000,000 Class B common shares of par value $0.001 each	100	100	-
100,000,000 Preferred shares of par value $0.001 each	100	100	-
Total authorised share capital	2,200	2,200	100

Holders of Globus’s common shares and Class B shares have equivalent economic rights, but holders of Globus’s common shares are entitled to one vote per share and holders of Globus’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares (excluding “Globus”) may convert, at its option, any or all of the class B shares held by such holder into an equal number of common shares.

Common shares issued and fully paid	Number of shares	USD
At January 1, 2009	7,166,363	28,665
Issued during the year (share based compensation note 13)	72,680	291
At December 31, 2009	7,239,043	28,956
Issued during the year (share based compensation note 13)	50,645	203
At December 31, 2010	7,289,688	29,159
Issued during the year – follow-on public offering	2,750,000	11,000
Issued during the year (share based compensation note 13)	60,789	243
At December 31, 2011	10,100,477	40,402

At the annual general shareholders meeting which took place on July 28, 2010, the shareholders of Globus approved a reverse split of four ordinary shares of $0.001 each, in the capital of Globus into one ordinary share of $0.004 each. Such reverse split occurred on July 29, 2010. As a consequence, the authorised common shares after the reverse split amounted to 25,000,000 of $0.004 each

At the annual general shareholders meeting which took place on July 28, 2010, the shareholders of Globus approved the transfer of Globus place of domicile to the Marshall Islands and the filing of its new Articles of Incorporation in the Marshall Islands. On November 24, 2010, upon the redomiciliation of Globus to the Marshall Islands, the authorised share capital amounted to 700,000,000 shares analysed as follows: i) 500,000,000 common shares of par value $0.004 each, ii) 100,000,000 class B common shares of par value $0.001 each and iii) 100,000,000 preferred shares of par value $0.001 each.

On June 30, 2011 Globus completed its first follow-on public offering in the United States under the Securities Act of 1933, as amended, and issued 2,750,000 common shares the net proceeds of which amounted to $20,048 (gross proceeds of $22,000 less transaction costs of $1,952).

During the years ended December 31, 2011, 2010 and 2009, Globus issued 60,789, 50,645 and 72,680 common shares respectively as share based payments (note 13). As of December 31, 2010 and 2011, no Class B shares or preferred shares have been issued.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

10	Share Capital and Share Premium (Continued)

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in note 13. Accordingly at December 31, 2011, 2010 and 2009, Globus share premium amounted to $109,229, $88,817 and $88,516, respectively.

11	Earnings/ (loss) per Share

Basic earnings/(loss) per share (‘‘EPS’’/“LPS”) is calculated by dividing the net profit/(loss) for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares.

The following reflects the profit/(loss) and share data used in the basic and diluted earnings per share computations:

	For the year ended December 31,
	2011	2010	2009
Net profit/(loss) attributable to common equity holders	6,925	6,003	(10,079)
Weighted average number of shares for basic EPS	8,688,543	7,243,340	7,192,369
Effect of dilution:
Effect of shares awarded treated as options “LTIP” (note 13)	49,901	96,881	-
Weighted average number of shares adjusted for the effect of dilution	8,738,444	7,340,221	7,192,369

12	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Globus Maritime Limited	52,000	(170)	51,830
(b)	Kelty Marine Ltd.	23,650	(148)	23,502
(c)	Artful Shipholding S.A. & Longevity Maritime Limited	35,704	(221)	35,483

	Total at December 31, 2011	111,354	(539)	110,815
	Less: Current Portion	5,425	(128)	5,297
	Long-Term Portion	105,929	(411)	105,518

	Total at December 31, 2010	96,650	(412)	96,238
	Less: Current Portion	11,000	(94)	10,906
	Long-Term Portion	85,650	(318)	85,332

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (Continued)

(a)	In November 2007, the Company entered into a secured reducing revolving credit facility for $120,000 with a bank in order to: (i) refinance the then existing indebtedness on M/V Island Globe (ii) finance part of the purchase price of m/v Tiara Globe and m/v River Globe and, (iii) to provide general working capital to the Company. The $120,000 facility is in the name of Globus Maritime Limited as borrower and, at the time of execution, was guaranteed by the vessel owning subsidiaries of m/v Island Globe, m/v Tiara Globe and m/v River Globe collateralized by first preferred mortgages over their vessels. This reducing revolving credit facility bears interest at LIBOR plus a margin of 0.95% per annum if the market values of the mortgaged vessels are less than 200% of the outstanding loan balance and 0.75% per annum if the market values of the mortgaged vessels are more than 200% of the outstanding loan balance. On September 2, 2009, following the sale of m/v Island Globe, an amount of $18,500 was repaid. During May 2010 following the acquisition of m/v Star Globe and m/v Sky Globe an amount of $35,520 was drawn down. On July 7, 2011, Globus repaid an amount of $14,500 of which, as of December 31, 2011, $10,000 was remaining available to be redrawn (note 3). The balance outstanding as of December 31, 2011, was $52,000 payable in 6 semi-annual installments, one of $3,500 and five of $4,500 starting May 2013, as well as a balloon payment of $26,000 due together with the 6th and final installment due in November 2015.Following the sale of m/v Island Globe on September 2009 and the acquisition of m/v Star Globe and m/v Sky Globe on May 2010, the loan is secured as follows:

•	First preferred mortgage over: m/v Tiara Globe, m/v River Globe, m/v Star Globe and m/v Sky Globe.
•	Guarantees from the owning companies of these vessels.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.
•	General pledge of earnings account or any other accounts to be held with the lender.

The credit facility contains various covenants, including, amongst others, restrictions as to (a) no changes in management and ownership of the mortgaged vessel without prior written consent of the lender, (b) the incurrence of additional indebtedness other than in the normal course of business without the prior written consent of the lender, (c) mortgaging the vessel, (d) that Globus will be permitted to pay dividends in respect of any of our financial quarters so long as Globus is not in default on the credit facility at the time of the declaration or payment of the dividends and nor would a default occur as a result of the declaration or payment of such dividend, (e) the ratio of the consolidated market adjusted net worth to total assets will not be less than 35%, and (f) to maintain at the end of each accounting period and all other times during the security period cash and cash equivalents, including any available committed undrawn amount (note 3), not less than the greater of (1) $ 10,000 and (2) the sum determined by the bank to be the aggregate of the total principal amount of all borrowed money and interest accruing thereon, payable by the Company and which falls due in the six-month period commencing on any relevant day.

(b)	In June 2010, Kelty Marine Ltd entered into a loan agreement for $26,650 with a bank for the purpose of part financing the acquisition of m/v Jin Star. The loan facility is in the name of Kelty Marine Ltd as the borrower and is guaranteed by Globus. (“Guarantor”) The loan facility bears interest at LIBOR plus a margin of 2.25% if the ratio of the outstanding loan to the market value of m/v Jin Star and any additional security provided at the time being, plus any amount of minimum free liquidity maintained with the bank (Loan to Value ratio, “LtV”) is less than 45%, a margin of 2.40% if the LtV is equal to or exceeds 45% but is less than or equal to 60%, a margin of 2.50% if the LtV exceeds 60% but is less than or equal to 70% and a margin of 2.75% if the LtV exceeds 70%. The balance outstanding at December 31, 2011, was $ 23,650 payable in 22 equal quarterly installments of $500 starting March 2012, as well as a balloon payment of $12,650 due together with the 22nd and final installment due in June 2017.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (Continued)

The loan is secured as follows:

•	First preferred mortgage over m/v Jin Star.
•	Guarantees from the vessel owning company and from Globus Maritime Limited.
•	First preferred assignment of all insurances and earnings of the mortgaged vessel as well as of the bareboat charter agreement attached to the vessel.

The loan agreement contains various covenants requiring Kelty Marine Ltd to, amongst others things, ensure that (a) Kelty Marine Ltd does not undergo a change of control, (b) the ratio of the Company’s shareholders’ equity to total assets is not less than 25%, (c) the Guarantor must have a minimum equity of $50 million, (d) minimum requirements for the vessel’s market value in relation to the loan’s outstanding balance, and (e) the Borrower and/or the Guarantor to maintain at the end of each accounting period and all other times during the security period, cash and bank balances and bank deposits of at least $1,000.

(c)	In June 2011, Artful Shipholding S.A. and Longevity Maritime Limited entered into a loan agreement for up to $40,000 with a bank for the purpose of part financing the acquisition of m/v Moon Globe and m/v Sun Globe. The loan facility is in the names of Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus Maritime Limited. (“Guarantor”) The loan facility bears interest at LIBOR plus a margin of 2.5%.

On June 22, 2011, Artful Shipholding S.A drew down $19,000 (“tranche” (A)), for the purpose of part financing the acquisition of m/v Moon Globe. The balance outstanding of tranche (a) at December 31, 2011, was $ 18,120 payable in 28 equal quarterly installments of $440 starting March 2012, as well as a balloon payment of $5,800 due together with the 28th and final installment due in December 2018.

On September 14, 2011, Longevity Maritime Limited drew down $18,000 (“tranche” (B)) for the purpose of part financing the acquisition of m/v Sun Globe. The balance outstanding of tranche (b) at December 31, 2011, was $ 17,584 payable in 29 equal quarterly installments of $416 starting March 2012, as well as a balloon payment of $5,513 due together with the 29th and final installment due in March 2019.

The loan is secured as follows:

•	First preferred mortgage over m/v Moon Globe and m/v Sun Globe.
•	Guarantees from the vessel owning companies and from Globus Maritime Limited.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.

The loan agreement contains various covenants requiring the vessels owning companies to, amongst others things, ensure that (a) the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 120% of the outstanding balance under the Loan Agreement less any cash up to $1,000 held in the operating accounts pledged to the lender during the first two years and 130% thereafter, (b) the ratio of the Company’s market adjusted net worth to total assets must be greater than 35%, (c) the company maintain a minimum market adjusted net worth of more than $50,000, (d) the vessel owning subsidiaries must each maintain a minimum liquidity of $500 in an account pledged to the Bank and (e) a minimum liquidity of the lesser of $10,000 and $1,000 per vessel owned by the Company.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (Continued)

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2011, are as follows:

	Bank Loan				Total
	(a)	(b)	(c)
December 31			tranche (A)	tranche (B)
2012	-	2,000	1,760	1,665	5,425
2013	8,000	2,000	1,760	1,665	13,425
2014	9,000	2,000	1,760	1,665	14,425
2015	35,000	2,000	1,760	1,665	40,425
2016	-	2,000	1,760	1,665	5,425
2017 and thereafter	-	13,650	9,320	9,259	32,229
Total	52,000	23,650	18,120	17,584	111,354

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2010, were follows:

	Bank Loan
December 31	(a)	(c)	Total
2011	9,000	2,000	11,000
2012	9,000	2,000	11,000
2013	9,000	2,000	11,000
2014	9,000	2,000	11,000
2015	35,000	2,000	37,000
2016 and thereafter	-	15,650	15,650
Total	71,000	25,650	96,650

13	Share Based Payment

Share based payment comprise the following:

	For the year ended December 31, 2011
	Common shares	Share premium	Retained earnings
Non executive directors payment (note 4)	7,800	51	(10)
“LTIP” shares issued	52,989	324	(17)
“LTIP” accrued current year	-	-	16
Total	60,789	375	(11)

	For the year ended December 31, 2010
	Common shares	Share premium	Retained earnings
Non executive directors payment (note 4)	2,822	22	9
“LTIP” shares issued	47,823	279	(17)
“LTIP” accrued current year	-	-	17
“LTIP” portion forfeited	-	-	1
Total	50,645	301	10

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

13	Share Based Payment (Continued)

	For the year ended December 31, 2009
	Common shares	Share premium	Retained earnings
Non executive directors payment (note 4)	8,477	38	-
Extra payment	42,763	175	-
“LTIP” shares issued	21,440	703	(581)
“LTIP” accrued current year	-	-	17
“LTIP” portion cancelled	-	-	1,402
Total	72,680	916	838

•	For the year ended December 31, 2011:

Long Time Incentive Plan (“LTIP”):

On December 10, 2011, the second anniversary of the “LTIP”, 52,989 common shares of Globus were issued and allotted to the relevant award holders. The fair (market) value of the common shares issued and allotted on December 10, 2011, was $324. From December 10, 2011 to December 31, 2011, the Company recognised an accrued expense of $16 (2010:$17) in the income statement component of the consolidated statement of comprehensive income with a corresponding increase in equity under retained earnings.

•	For the year ended December 31, 2010:

Long Time Incentive Plan (“LTIP”):

By a board of directors resolution dated December 10, 2009, it was decided to grand a conditional award totalling 143,800 common shares of Globus to all employees of the Company existing at that date, under the Long Time Incentive Plan (“LTIP”). According to the rules of the LTIP, subject to the employees continuing service, these shares will vest on a daily basis over the next three years, and one third of these shares will be allotted and delivered to them at nil cost on each of the first, second and third anniversaries of the grant date subject to i) the employee to be in employment on the date of vesting (vesting-service condition) and ii) Globus be listed on NASDAQ or have raised more than $30,000 from third parties or both (non-vesting conditions) by the year ended December 31, 2010. On November 24, 2010, the shares of Globus were effectively admitted for trading to NASDAQ and thus condition (ii) was satisfied. On December 10, 2010, the first anniversary of the “LTIP”, 47,823 common shares of Globus were issued and allotted to the relevant award holders. The fair (market) value as at December 10, 2009, (grant date) of the common shares issued and allotted on December 10, 2010, was $279. From December 10, 2010 to December 31, 2010, the Company recognised an accrued expense of $17 (2009:$17) in the income statement component of the consolidated statement of comprehensive income with a corresponding increase in equity under retained earnings.

•	For the year ended December 31, 2009:

Extra payment:

By a remuneration committee resolution dated November 12, 2009, it was decided to allot 42,763 common shares of Globus to the chief executive officer as an extra payment for services rendered. The Company recorded an expense of $175 equal to the fair (market) value of the shares as at November 12, 2009 (“the grant date”), which amount is included in the consolidated statement of comprehensive income, under share based payments, with a corresponding increase in equity under share capital and share premium. All shares were issued and allotted on November 19, 2009.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

13	Share Based Payment (Continued)

Long Time Incentive Plan (“LTIP”):

For the year ended December 31, 2009, the Company recorded an expense of $122 relating to the LTIP in the consolidated statement of comprehensive income with a corresponding increase in equity under retained earnings. On March 5, 2009, on the first anniversary of the LTIP, 21,440 common shares of Globus were issued and allotted to the chief executive officer pursuant to the terms of this grant. The fair (market) value as at March 4, 2008 (grant date), of the shares issued and allotted to the director on March 5, 2009, was $703. On April 21, 2009, the board of directors in agreement with the chief executive officer of the Company, decided to release the unvested 42,763 common shares awarded to him under the “LTIP” on March 4, 2008. The Company accounted for the cancellation of the award as an acceleration of vesting conditions and therefore recognised immediately the amount that otherwise would have been recognised for services received over the remaining vesting period to March 4, 2011. The amount recognised due to the cancellation of the unvested award was $1,402 and was included in the income statement component of the consolidated statement of comprehensive income under share based payments with a corresponding increase in equity under retained earnings.

14	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statement of comprehensive income consist of the following:

Voyage expenses consist of:

	For the year ended December 31,
	2011	2010	2009
Commissions	1,580	1,496	2,717
Bunkers expenses	1,065	382	521
Other voyage expenses	638	274	504
Total	3,283	2,152	3,742

Vessel operating expenses consist of:

	For the year ended December 31,
	2011	2010	2009
Crew wages and related costs	4,119	3,078	5,268
Insurance	871	597	1,114
Spares, repairs and maintenance	1,322	1,005	1,753
Lubricants	510	429	949
Stores	951	662	868
Other	194	116	185
Total	7,967	5,887	10,137

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

15	Administrative Expenses

The amount shown in the consolidated statement of comprehensive income is analysed as follows:

	For the year ended December 31,
	2011	2010	2009
Personnel expenses	1,284	1,249	1,556
Audit fees	134	189	78
Travelling expenses	47	12	12
Consulting fees	228	76	89
Communication	37	50	74
Stationery	5	7	7
NASDAQ registration related expenses	-	456	-
Other	343	271	188
Total	2,078	2,310	2,004

16	Interest Expense and Finance Costs

The amounts in the consolidated statement of comprehensive income are analysed as follows:

	For the year ended December 31,
	2011	2010	2009
Interest payable on long-term borrowings	2,562	1,712	2,669
Commitment fees payable on long-term borrowings	44	50	71
Bank charges	36	34	40
Amortization of debt discount	112	275	130
Other finance expenses	67	62	16
Total	2,821	2,133	2,926

17	Dividends paid

Dividends declared and paid during the years ended December 31, 2011 and 2010 are as follows:

2011	$ cents per share	$000’s	Date declared	Date Paid
Quarterly dividend for 2010	16.00	1,166	February 24, 2011	March 17, 2011
Quarterly dividend for 2011	16.00	1,166	May 5, 2011	May 31, 2011
Quarterly dividend for 2011	16.00	1,166	June 4, 2011	July 28, 2011
Quarterly dividend for 2011	16.00	1,608	October 20, 2011	November 9, 2011
		5,106

2010	$ cents per share	$000’s	Date declared	Date Paid
Interim dividend for 2010	11.29(GBp 7.3)	818	September 6, 2010	September 24, 2010
Quarterly dividend for 2010	16.00	1,166	December 2, 2010	December 28, 2010
		1,984

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

18	Derivative financial instruments

	December 31,
	2011		2010
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	-	1,431	-	1,800
Total	-	1,431	-	1,800

During November 2008, the Company entered into an interest rate swap agreement of a notional amount of $10,000 effective from November 28, 2008 to November 29, 2013. For the period from November 28, 2008 to November 23, 2010 the Company exchanged 6 month Libor interest rate with a fixed interest rate of 2.40%. On November 23, 2010, the swap counterparty had the option to select either (a) to exchange 6 month Libor interest rate with a fixed interest rate of 3.60%, or (b) to exchange 6 month Libor interest rate with 6 month Libor interest rate minus 20 basis points for the remaining period to maturity. On November 23, 2010, the swap counterparty selected option (a). As at December 31, 2011 and 2010, the aforementioned interest rate swap had a fair value of $580 and $715, respectively, in favor of the swap counterparty.

On June 17, 2010, Globus and the aforementioned swap counterparty entered into a deed of pledge for an amount of $1,000 against all existing, future and contingent claims of the swap counterparty under the interest rate swap agreement.

During November 2008, the Company entered into an interest rate swap agreement of a notional amount of $15,000 effective from November 28, 2008 to November 28, 2013. For the period from November 28, 2008 to November 29, 2010, the Company, exchanged 3 month Libor interest rate with a fixed interest rate of 2.45%. On November 29, 2010 and for the remaining period to maturity the swap counterparty has the option to select either (a) to exchange 3 month Libor interest rate with a fixed interest rate of 3.64%, or (b) to exchange 3 month Libor interest rate with 3 month Libor interest rate minus 20 basis points. On November 29, 2010, the swap counterparty selected option (a). As at December 31, 2011 and 2010, the aforementioned interest rate swap had a fair value of $851 and $1,085, respectively, in favor of the swap counterparty.

Gains and losses on interest rate swap contracts for the years ended December 31, 2011, 2010, 2009 amounted to $369 gain, $570 loss and $143 gain respectively. The Company recognizes gains and losses on interest rate swap contracts, in the income statement component of the consolidated statement of comprehensive income in finance costs.

19	Gain/ (loss) on sale of vessels

During the year ended December 31, 2009, the Company sold m/v Island Globe, m/v Gulf Globe and m/v Lake Globe for a selling price of US$19,100, US$15,500 and US$16,500 respectively. During the year ended December 31, 2010, the Company sold m/v Sea Globe and m/v Coral Globe for a selling price of US$17,500 and US$16,500 respectively.

The gain/(loss) on the sale of the vessels were calculated as follows:

	For the year ended December 31,
	2011	2010	2009
Proceeds (note 5)	-	34,000	51,100
Carrying amount of vessel sold (note 5)	-	(33,030)	(49,833)
Other selling expenses	-	(963)	(2,069)
Net gain/(loss) on sale	-	7	(802)

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

20	Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

21	Commitments

The Company enters into time charter and bareboat charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between thirty days to thirty seven months as of December 31, 2011 and between six days to forty-nine months as of December 31, 2010, assuming redelivery at the earliest possible date.

Future gross minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2011 and 2010, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	2011	2010
Within one year	22,589	14,492
After one year but not more than five years	27,671	16,017
More than five years	-	-
Total	50,260	30,509

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2011 and 2010, the Company was a party to an operating lease agreement as lessee (note 4). The operating lease relates to the office premises of the Manager (expiring in August 2015).

The future minimum lease payments under this agreement as of December 31, 2011 and 2010 assuming a Euro: US dollar exchange rate of 1:1.4, were as follows:

	2011	2010
Within one year	259	253
After one year but not more than five years	724	983
More than five years	-	-
Total	983	1,236

Total rent expense under operating leases for the years ended December 31, 2011 and 2010, amounted to $243 and $232, respectively.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

22	Income Tax

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

U.S. Federal Income Tax

Globus is a foreign corporation with wholly owned subsidiaries that are foreign corporations, which derive income from the international operation of a ship or ships from sources within the United States (“U.S”) for U.S. federal income tax purposes. Globus believes that to the best of its knowledge, under § 883 of the Internal Revenue Code, its income and the income of its ship-owning subsidiaries, to the extent derived from the international operation of a ship or ships, are currently exempt from U.S. federal income tax.

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

Application of § 883 of the Code for the year ended December 31, 2011

In general, under § 883, certain non-U.S. corporations are not subject to U.S. federal income tax on their U.S. source income derived from the international operation of a ship or ships.

Effective for any tax year ending on September 25, 2004 and thereafter, the Regs provide that a foreign corporation will qualify for the benefits of § 883 if, in relevant part, the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. and the foreign corporation meets the qualified shareholder test described below.

A foreign corporation having more than 50 percent of the value of its outstanding shares owned, directly or indirectly by application of specific attribution rules, for at least half of the number of days in the foreign corporation's taxable year by one or more qualified shareholders will meet the qualified shareholder test. In part, an individual who is a shareholder will be considered a qualified shareholder if they are a resident of a qualified foreign country and do not own their interest in the foreign corporation through bearer shares, either directly or indirectly by application of the attribution rules.

For the period ended December 31, 2011, Globus and its wholly owned subsidiaries deriving income from the operation of international ships are organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus and its relevant subsidiaries have more than 50% of the value of their stock for at least half of the number days of their taxable year indirectly owned in the form of registered shares by one individual residing in a qualified foreign country. Accordingly, all of Globus’ and ship-owning or operating subsidiaries that rely on § 883 for exempting U.S. source income from the international operation of ships would not be subject to U.S. federal income tax for the period ended December 31, 2011. Globus anticipates it and its’ relevant subsidiaries income will continue to be exempt in the future from U.S. federal income tax. However, in the future, Globus or its subsidiaries may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

23	Financial risk management objectives and policies

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

Interest amounts are calculated by reference to an agreed upon notional principal amount. After taking into account the effect of interest rate swaps, approximately 22% of the Company’s borrowings as at December 31, 2011 and 26% as of December 31, 2010, were at a fixed rate of interest.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s profit. There is no impact on the Company’s equity.

	Increase/Decrease in basis points	Effect on profit

2011
$ Libor	+15	(116)
	-20	155
2010
$ Libor	+15	(83)
	-20	111

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s profit due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2011 and 2010, was not material.

	Change in rate	Effect on profit

2011	+10%	$36
	-10%	(36)

2010	+10%	$60
	-10%	(60)

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

23	Financial risk management objectives and policies (continued)

Credit risk

The Company operates only with recognised, creditworthy third parties including major charterers, commodity traders and government owned entities. Receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to impairment on trade receivable is not significant. The maximum exposure is the carrying value of trade receivable as indicated in the consolidated statement of financial position. With respect to the credit risk arising from other financial assets of the Company such as cash and cash equivalents, the Company’s exposure to credit risk arises from default of the counter parties, which are recognised financial institutions.

The Company performs annual evaluations of the relative credit standing of these counter parties. The exposure of these financial instruments is equal to their carrying amount as indicated in the consolidated statement of financial position.

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2011, 2010 and 2009:

	2011	%	2010	%	2009	%
A	9,338	26%	11,239	39%	-	-
B	5,201	15%	652	2%	-	-
C	5,150	14%	-	-	-	-
D	3,430	10%	-	-	-	-
E	929	3%	631	2%	7,373	14%
F	-	-	4,195	15%	-	-
G	-	-	-	-	23,162	44%
Other	11,511	32%	12,143	42%	22,277	42%
Total	35,559	100%	28,860	100%	52,812	100%

Liquidity risk

The Company mitigates liquidity risk by managing cash generated by its operations, applying cash collection targets appropriately. The vessels are normally chartered under time-charter, bareboat and spot agreements where, as per the industry practice, the charterer pays for the transportation service 15 days in advance, supporting the management of cash generation. Vessel acquisitions are carefully controlled, with authorisation limits operating up to board level and cash payback periods applied as part of the investment appraisal process. In this way, the Company maintains a good credit rating to facilitate fund raising. In its funding strategy, the Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans. Excess cash used in managing liquidity is only invested in financial instruments exposed to insignificant risk of changes in market value or are being placed on interest bearing deposits with maturities fixed usually for no more than 3 months. The Company monitors its risk to shortage of funds by considering the maturity of its financial liabilities and its projected cash flows from operations.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

23	Financial risk management objectives and policies (continued)

Liquidity risk (continued)

The table below summarises the maturity profile of the Company’s financial liabilities at December 31, 2011 and 2010, based on contractual undiscounted cash flows.

Year ended December 31, 2011	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	-	1,818	6,000	80,713	33,448	121,979
Interest rate swap, net	-	120	650	768	-	1,538
Accrued liabilities and other payables	-	1,206	-	-	-	1,206
Trade payables	-	945	-	-	-	945
Total	-	4,089	6,650	81,481	33,448	125,668

Year ended December 31, 2010	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	-	791	11,563	73,978	16,210	102,542
Interest rate swap, net	-	127	699	1,659	-	2,485
Accrued liabilities and other payables	-	698	-	-	-	698
Trade payables	-	1,346	-	-	-	1,346
Total	-	2,962	12,262	75,637	16,210	107,071

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. No changes were made in the objectives, policies or processes during the years ended December 31, 2011 and 2010. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt. The Company includes within net debt, interest bearing loans gross of unamortized debt discount, less cash and bank balances and bank deposits and restricted cash.

Adjusted book capitalization refers to total equity adjusted for the market value of the Company’s vessels plus net debt. The Company’s policy is to keep the ratio described above, below 60%

	December 31,
	2011	2010
Interest bearing loans	111,354	96,650
Cash and bank balances and bank deposits	(9,301)	(24,618)
Net debt	102,053	72,032

Equity	140,019	117,788
Adjustment for the market value of vessels (charter-free)	(71,807)	(37,926)
Book capitalization	68,212	79,862

Adjusted book capitalization plus net debt	170,265	151,894
Ratio	59.9%	47.4%

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

23	Financial risk management objectives and policies (continued)

Capital management (continued)

Net debt as calculated above is not consistent with the International Financial Reporting Standards (‘IFRS”) definition of debt. The following reconciliation is provided:

	December 31,
	2011	2010
Debt in accordance with IFRS (long & short-term borrowings)	110,815	96,238
Add: Unamortized debt discount	539	412
	111,354	96,650
Less: Cash and bank balances and bank deposits	9,301	24,618
Net debt	102,053	72,032

24	Financial Instruments

Fair values

The carrying values of cash and bank balances and trade receivables and trade payables are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair values of the credit and loan facilities approximate their carrying value mainly due to the variable interest rate. Derivative financial instruments are stated at fair value.

Fair value hierarchy

As at December 31, 2011 and 2010, the Company held the following financial instruments measured at fair value:

Liabilities at fair value	December 31, 2011	Level 1	Level 2	Level 3
Interest rate swaps	1,431	-	1,431	-
Total	1,431	-	1,431	-

Liabilities at fair value	December 31, 2010	Level 1	Level 2	Level 3
Interest rate swaps	1,800	-	1,800	-
Total	1,800	-	1,800	-

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

GLOBUS MARITIME LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

25	Events after the reporting date

Quarterly dividend declared

By a board of directors resolution dated February 22, 2012, a quarterly dividend of $0.16 per share relating to the three months period ended December 31, 2011 was declared. The quarterly dividend was paid on March 22, 2012 to shareholders of record on March 14, 2012.

Legal proceedings

In March 2012, the Company initiated London arbitration proceedings against Allied Maritime, Inc. (the “Charterer”), the former charterer of the m/v Star Globe, a 2010 built 56,867 dwt Supramax bulk carrier, (the “Vessel”), under a time charter for the Vessel dated May 12, 2011 (the “Charter”). The Company is claiming an amount of approximately $1,700 as a debt and/or damages. Such amount includes, among others, outstanding hire, damages arising from the Charterer’s failure to replenish bunkers upon the Vessel’s redelivery and to deliver the Vessel within the agreed redelivery range, as well as further amounts that the Company had to pay to two bunkers suppliers relating to bunkers that the Charterer had ordered and received but for which the Charterer did not pay. The claim is largely undisputed by the Charterer, and the Company is currently taking measures to obtain security.

Issuance of Series A Preferred Stock

Pursuant to a board of directors resolution dated April 20, 2012, 3,347 shares of Series A Preferred Stock were issued in April 2012 to Globus’s two executive officers. The holders of Globus’s shares of Series A Preferred Stock will be entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of Globus’s Remuneration Committee, in its sole discretion. Globus’s board of directors or Remuneration Committee will determine whether funds are legally available under the Business Corporation Act (“BCA”) for such dividend. Any accrued but unpaid dividends will not bear interest. Except as may be provided in the BCA, holders of Globus’s shares of Series A Preferred Stock do not have any voting rights. Upon Globus’s liquidation, dissolution or winding up, the holders of Globus’s shares of Series A Preferred Stock will be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Globus’s Series A Preferred Stock is not convertible into any of Globus’s other capital stock.

