Form 20-F
period 2012-12-31
GLOBUS MARITIME LTD
filed 2013-04-30
CIK 1499780

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, there were 10,207,517 shares of the registrant’s Common Shares outstanding.

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, 3,347 of which were outstanding as of December 31, 2012 and 2,567 of which are outstanding on the date of this annual report on Form 20-F.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2012	2011	2010	2009	2008
Statements of comprehensive income data
Revenue	32,197	35,559	28,860	52,812	98,597
Voyage expenses	(4,450)	(3,283)	(2,152)	(3,742)	(6,674)
Net revenue(1)	27,747	32,276	26,708	49,070	91,923
Vessel operating expenses	(10,400)	(7,967)	(5,887)	(10,137)	(12,537)
Depreciation	(11,255)	(10,180)	(7,367)	(11,204)	(17,407)
Depreciation of drydocking costs	(763)	(318)	(410)	(1,512)	(1,572)
Amortization of fair value of time charter attached to vessels	(1,823)	(779)	-	-	-
Administrative expenses	(1,869)	(2,078)	(2,310)	(2,004)	(2,122)
Administrative expenses payable to related parties	(598)	(1,150)	(1,066)	(1,272)	(1,216)
Share based payments	(977)	(364)	(311)	(1,754)	(770)
Impairment loss	(80,244)	-	-	(28,429)	(20,224)
Gain/(loss) on sale of vessels	-	-	7	(802)	15,095
Other (expenses)/income, net	(68)	(124)	(35)	(106)	408
Operating (loss)/profit before financing activities	(80,250)	9,316	9,329	(8,150)	51,578

Interest income from bank balances & bank deposits	47	52	247	1,032	946
Interest expense and finance costs	(3,358)	(2,821)	(2,133)	(2,926)	(7,707)
Gain/(loss) on derivative financial instruments	693	369	(570)	143)	(1,373)
Foreign exchange gains/(losses), net	64	9	(870)	(178)	(626)
Total finance costs, net	(2,554)	(2,391)	(3,326)	(1,929)	(8,760)
Total comprehensive (loss)/income for the year	(82,804)	6,925	6,003	(10,079)	42,818

Basic (loss)/earnings per share for the year	(8.22)	0.80	0.83	(1.40)	5.98
Diluted (loss)/earnings per share for the year	(8.22)	0.79	0.82	(1.40)	5.93
Weighted average number of common shares, basic	10,142,979	8,688,543	7,243,340	7,192,369	7,162,564
Weighted average number of common shares, diluted	10,142,979	8,738,444	7,340,221	7,192,369	7,226,767
Dividends declared per common share	0.25	0.64	0.27	-	2.6
Adjusted EBITDA(2) (unaudited)	13,835	20,593	17,099	33,797	75,686

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

The following table sets forth a reconciliation of total comprehensive income/(loss) to Adjusted EBITDA (unaudited) for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2012	2011	2010	2009	2008
Total comprehensive (loss)/income for the year	(82,804)	6,925	6,003	(10,079)	42,818
Interest and finance costs, net	3,311	2,769	1,886	1,894	6,761
(Gain)/loss on derivative financial instruments	(693)	(369)	570	(143)	1,373
Foreign exchange (gains)/losses	(64)	(9)	870	178	626
Depreciation	11,255	10,180	7,367	11,204	17,407
Depreciation of drydocking costs	763	318	410	1,512	1,572
Amortization of fair value of time charter attached to vessels	1,823	779	-	-	-
(Gain)/loss on sale of vessels	-	-	(7)	802	(15,095)
Impairment loss	80,244	-	-	28,429	20,224
Adjusted EBITDA (unaudited)	13,835	20,593	17,099	33,797	75,686

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2012	2011	2010	2009	2008
Statements of financial position data
Total non-current assets	140,966	242,592	191,556	93,204	216,075
Total current assets (including “Non-current assets classified as held for sale”)	24,756	13,467	26,896	94,366	68,371
Total assets	165,722	256,059	218,452	187,570	284,446
Total equity	55,182	140,019	117,788	113,458	121,783
Total non-current liabilities	78,812	105,584	85,388	36,218	79,735
Total current liabilities	31,728	10,456	15,276	37,894	82,928
Total equity and liabilities	165,722	256,059	218,452	187,570	284,446

	Year Ended December 31,
		(Expressed in Thousands of U.S. Dollars)
	2012	2011	2010	2009	2008
Statements of cash flows data
Net cash generated from operating activities	14,370	19,774	16,182	33,566	70,383
Net cash (used in)/generated from investing activities	(341)	(61,782)	(72,719)	60,253	27,077
Net cash (used in)/generated from financing activities	(11,680)	25,681	27,034	(74,496)	(72,857)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Ownership days(1)	2,562	2,125	1,458	2,314	2,878
Available days(2)	2,498	2,111	1,458	2,277	2,808
Operating days(3)	2,471	2,083	1,441	2,246	2,781
Bareboat charter days(4)	366	365	186	-	-
Fleet utilization(5)	98.9%	98.7%	98.8%	98.6%	99.0%
Average number of vessels(6)	7.0	5.8	4.0	6.3	7.9
Daily time charter equivalent (TCE) rate(7)	$10,660	$15,619	$18,996	$21,550	$32,736

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

(7) TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days,. TCE is a measure not in accordance with generally accepted accounting principles, or GAAP. Please read “Item 5. Operating and Financial Review and Prospects.”.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2012	2011	2010	2009	2008

Revenue	32,197	35,559	28,860	52,812	98,597
Less: Voyage expenses	4,450	3,283	2,152	3,742	6,674
Less: bareboat charter net revenue	5,020	5,006	2,545	-	-
Net revenue excluding bareboat charter net revenue	22,727	27,270	24,163	49,070	91,923
Available days net of bareboat charter days	2,132	1,746	1,272	2,277	2,808
Daily TCE rate	10,660	15,619	18,996	21,550	32,736

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

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile, but gradually recovered from market lows with further improvements taking place in the first half of 2010, before leveling out in the second half of 2010 and declining in 2011 and throughout 2012. Because from time to time we may charter some of our vessels pursuant to short-term time charters or on the spot market, we may be exposed to changes in spot market and short-term charter rates for dry bulk vessels and such changes may affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers' assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. During 2009, 2010 and 2011, the BDI remained volatile. During 2009, the BDI reached a low of 772 in January 2009 and a high of 4,661 in November 2009. During 2010, the BDI reached a high of 4,209 in May 2010 and a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,042 on February 4, 2011 to a high of 2,173 on October 14, 2011. The BDI continued to decline during the start of 2012 reaching a 26-year low of 647 on February 3, 2012 and thereafter increased to a high of 1,165 as of May 8, 2012, and was at 885 as of April 23, 2013. There can be no assurance that the dry bulk charter market will increase further, and the market can decline.

The decline and volatility in charter rates is primarily due to the number of newbuilding deliveries as vessel oversupply is gradually taking its toll on the market. Increased demand for dry bulk commodities has been unable to fully absorb the approximately 98.5 million and 98.7 million new deadweight tonnage, or dwt, that entered the market in 2011 and 2012 respectively, despite almost record high scrapping levels of approximately 23.2 million dwt and 33.7 million for the years 2011 and 2012 respectively. During 2012, 2011 and 2010 the dry bulk carriers fleet increased by approximately 64 million, 80 million and 78 million dwt net of vessel removals, respectively, representing a year-on-year increase in deadweight of approximately 10%, 15%, and 17%, respectively. The market supply of dry bulk vessels has been increasing, and the number of dry bulk vessels on order as of December 31, 2012 was approximately 16.5% for Supramax vessels, 29.6% for Panamax vessels and 17.6% for Capesize vessels of the then-existing global dry bulk fleet in terms of deadweight tons, with the majority of new deliveries expected mainly during 2013. Due to lack of financing, we expect cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail.

The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan arrangements.

There remains considerable instability in the world economy.

We expect that a significant number of the port calls we expect our vessels to make will likely involve the loading or discharging of raw materials in ports in the Asia Pacific region, particularly China. As a result, a negative change in economic conditions in any Asia Pacific country, particularly China, Japan and, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels, including after our current charters expire. In the recent past, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine dry bulk trade and the demand for dry bulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in such dry bulk trade and demand. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union or certain Asian countries may adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

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

A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the European Union and the United States.

We anticipate a number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions.

Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic dry bulk shipping companies and may hinder our ability to compete with them effectively. Moreover, the current economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries, including Greece, have disrupted financial markets throughout the world, may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries, including Greece, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States’ demand for imported goods, many of which are shipped from China. Such weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

We depend on spot charters in volatile shipping markets.

We currently charter two of our seven vessels on the spot charter market, and we may charter other vessels on the spot market in the future. The spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters and to the off-hire periods including ballast passages. Rates within the spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable the vessels to be operated profitably. A significant decrease in charter rates would affect value and adversely affect our profitability, cash flows and ability to pay dividends. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

There may be an oversupply of dry bulk vessels in the world fleet.

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2012. The number of dry bulk vessels on order as of December 31, 2012, was approximately 16.5% for Supramax vessels, 29.6% for Panamax vessels and 17.6% for Capesize vessels of the then-existing global dry bulk fleet in terms of deadweight tons, with the majority of new deliveries expected mainly during 2013. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

The market values of our vessels have declined and may decline further.

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

Our credit facility with Credit Suisse AG, which we refer to as our Credit Facility, our loan agreement with Deutsche Schiffsbank Aktiengesellschaft (now Commerzbank), which we refer to as the Kelty Loan Agreement, and our loan agreement with DVB Bank SE, which we refer to as the DVB Loan Agreement, are secured by mortgages on our vessels, and require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our net worth. Since the middle of 2008, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases have led to a significant decline in the market values of our vessels, which caused us to breach certain covenants in our loan arrangements. Further declines of market values of our vessels can affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we are unable to comply with the financial and other covenants under our Credit Facility, the Kelty Loan Agreement, and the DVB Loan Agreement, and if we are unable to obtain waivers, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends. We were not in compliance with certain loan covenants in our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement. For a detailed discussion on our compliance and non-compliance with loan covenants see “Item 5.B Liquidity and Capital Resources—Indebtedness.”

If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale price may be agreed at a value lower than the vessel’s depreciated book value as in our financial statements at that time, resulting in a loss and a respective reduction in earnings. If the market values of our vessels decrease, such decrease and its effects could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Our industry is subject to complex laws and regulations, including environmental regulations.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include but are not limited to: International U.S. Oil Pollution Act 1990, as amended, which we refer to as OPA; International Convention for the Safety of Life at Sea, 1974, which we refer to as SOLAS; International Convention on Load Lines, 1966; International Convention for the Prevention of Pollution from Ships, 1973, Protocol 1978; International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001; International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996; International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, which we refer to as the CLC; International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage, 1971; and Marine Transportation Security Act of 2002, which we refer to as the MTSA.

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

The operation of our vessels is affected by the requirements set forth in the International Safety Management, or ISM, Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this annual report on Form 20-F, each of our vessels is ISM Code-certified.

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

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the borrowing cost for funds received from the credit markets has increased as many lenders have increased margins or interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending to the shipping industry. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business or otherwise take advantage of business opportunities as they arise.

Charterers have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The continuing weakness in demand for dry bulk shipping services and any future declines in such demand could result in financial challenges faced by our charterers and may increase the likelihood of one or more of our charterers being unable or unwilling to pay us contracted charter rates. We expect to generate most of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

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

Maritime claimants could arrest our vessels.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, such as the arrest of the m/v Star Globe due to non-payment by the previous charterer for certain supplies or other assets of the relevant vessel-owning company or companies, could cause us to default on a charter, breach covenants in our Credit Facility, the Kelty Loan Agreement or the DVB Loan Agreement, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.

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

Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in foreign countries may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the world’s financial markets. These uncertainties could also adversely affect our ability to refinance our existence debt or obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism have also affected vessels. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends.

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

Natural disasters, such as the earthquake and tsunami in Japan, could affect our business.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010 the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia while declined during last half of 2011. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. One of our vessels was previously the subject of an attempted piracy attack, but it was able to evade such attack without damage to the vessel or its crew. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in operating or voyage expenses, or unavailability of insurance for our vessels could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. An increasing number of financial institutions will likely continue to experience serious financial difficulties as a result of a deterioration in the stability, or perceived stability, of the respective countries in which these institutions are based or operate, due to the European sovereign debt crisis, which began in 2010 in the wake of Greece’s public finance problems and spread rapidly to the countries of the Euro area exhibiting greatest weakness. In 2011 and 2012, these negative trends worsened and caused considerable turbulence on the global financial and credit markets due to the fears related to the downgrading of the sovereign debt of several Eurozone countries, including France, and fiscal instability in other countries, such as Japan, the United Kingdom and the United States, which saw its credit rating downgraded by Standard & Poor’s. The ongoing deterioration of the sovereign debt of several European countries, the continued bailouts necessary for banks, such as in Cyprus, together with the risk of contagion to other, more stable, countries, particularly France and Germany, has exacerbated the global economic crisis. This situation has also raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. The Eurozone has recently seen an increase in credit spreads, together with reduced liquidity and access to financing on the market.

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

The uncertainty surrounding the future of the credit markets in Europe, the United States and other parts of the world and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2012, we had total outstanding indebtedness of $105.9 million (of principal balance) under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement. Our activities are subject to liquidity risk, that is, the risk that we will be unable to meet our payment obligations, including loan commitments, when due. In light of this, the availability of the liquidity needed to carry out the various activities in which we are engaged and the ability to access long-term financing are essential for us to be able to meet our anticipated and unforeseen cash payment obligations, so as not to impair our day-to-day operations or financial position. The global financial market crisis and the current instability have led to a sharp fall in liquidity.

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

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate are classed by one of the major classification societies, including Nippon Kaiji Kyokai (Class NK), American Bureau of Shipping, Germanischer Lloyd and Bureau Veritas.

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

Our success depends to a significant extent upon the abilities and efforts of our management team, and in particular on the experience, abilities, business relationships and efforts of our president, chief executive officer, chief financial officer and co-founder, George Karageorgiou. Although we have entered into an employment agreement in relation to the services of Mr. Karageorgiou, there is no guarantee that such agreement will be honored and will not be terminated. Our success will depend upon our ability to hire and retain key members of our management team and to hire new members as may be necessary. The loss of Mr. Karageorgiou could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not intend to maintain “key man” life insurance for Mr. Karageorgiou.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews (totaling approximately 135 as of December 31, 2012). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

We were in breach of certain covenants contained in our loan arrangements.

As of December 31, 2012, we were not in compliance with the security value requirement of the Kelty Loan Agreement that requires the market value of the m/v Jin Star and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. In such circumstances, upon request from our lender, we would have been required to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which as of December 31, 2012 amounted to $5.8 million. In April 2013, the Company reached an agreement with Commerzbank to prepay $3.0 million together with the next scheduled installment due on June 28, 2013 for the Company to be fully compliant with the provisions of the Kelty Loan Agreement.

All our loan arrangements contain cross-default provisions that provide that if we are in default under any of our loan arrangements, the lender of another loan arrangement can declare a default under its other loan arrangement, which could result in our default of all of our loan arrangements. Because of the presence of cross-default provisions in our loan arrangements, the refusal of any lender to grant or extend a waiver could result in most of our indebtedness being accelerated, notwithstanding that other lenders have waived covenant defaults under their respective loan arrangements.

Restrictive covenants in our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement may impose financial and other restrictions on us, and we cannot assure you that we will be able to borrow funds from future debt arrangements.

Our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

➢	create or permit liens on our assets;

➢	engage in mergers or consolidations;

➢	change the flag or classification society of our vessels;

➢	pay dividends; and

➢	change the management of our vessels.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement will, and future credit arrangements will likely, require us to maintain specified financial ratios and satisfy financial covenants during the remaining terms of such agreements, some of which are based upon the market value of our fleet. If the market value of our fleet declines sharply, we may not be in compliance with certain provisions of our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement, and we may not be able to refinance our debt or obtain additional financing. The market value of dry bulk vessels is sensitive, among other things, to changes in the dry bulk charter market, with vessel values deteriorating in times when dry bulk charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the dry bulk market, along with the oversupply of dry bulk carriers and the prevailing difficulty in obtaining financing for vessel purchases, have adversely affected dry bulk vessel values, including the vessels in our fleet. As a result, we may not meet certain minimum asset coverage ratios and other financial ratios which are included in our loan arrangements.

In December 2012, Globus reached an agreement with Credit Suisse and DVB Bank on certain amendments and waivers to the terms of the Credit Facility and the DVB Loan agreement, respectively, which were signed in April and March 2013, respectively. These agreements applied to the period commencing on December 28, 2012 (relating to our credit facility) and December 31, 2012 (relating to the DVB Loan Agreement), in each case until March 31, 2014, and as more fully described in “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

We expect that the market value of our fleet will be above the minimum market values required by the amended covenants of our Credit Facility, the DVB Loan Agreement and the Kelty Loan Agreement at least for the following twelve months. Should our time charter rate or vessel values materially decline in the future due to any of the reasons discussed in the risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet the amended ratios and satisfy these covenants.

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

As of December 31, 2012, Globus was not in compliance with the security value ratio requirement of the Kelty Loan Agreement that requires the market value of the mortgaged vessel and any additional security provided, including the minimum liquidity maintained with Commerzbank, to equal or exceed 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. In April 2013, the Company reached an agreement with Commerzbank to prepay $3.0 million together with the next scheduled installment due on June 28, 2013 for the Company to be fully compliant with the provisions of the Kelty Loan Agreement.

Furthermore, each of our loan arrangements contains a cross-default provision that may be triggered by a default under any of our other loans. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross-default provisions in our loan arrangements, the refusal of any one lender to grant or extend a waiver could result in most of our indebtedness being accelerated even if our other lenders have waived covenant defaults under their respective loan arrangements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, and our ability to conduct our business would be severely impaired.

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

Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot charters. Increases in crew costs may adversely affect our profitability, results of operations, cash flows, financial condition and ability to pay dividends.

We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

Our strategy involves employing our vessels primarily on time charters generally with durations between three months and five years. As of December 31, 2012, five of our dry bulk vessels were employed on time and bareboat charters with remaining terms of 13 months on average (based on earliest charter expiration dates), although currently five of our vessels are operating under time and bareboat charters. Although time charters with durations of one to five years provide relatively steady streams of revenue, our vessels committed to such charters may not be available for rechartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The market is volatile, and in the past charter rates have declined below operating costs of vessels. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay dividends, or both.

Our charterers may renegotiate or default on their charters.

Our charters provide the charterer the right to terminate the charter on the occurrence of stated events or the existence of specified conditions. In addition, the ability and willingness of each of our charterers to perform its obligations under its charter with us will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry and the overall financial condition of the counterparties. The costs and delays associated with the default of a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

In the recent depressed dry bulk market conditions, there have been numerous reports of charterers renegotiating their charters or defaulting on their obligations under their charters. If our current charterers or a future charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful. We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to recharter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. In the future, we may also employ our dry bulk vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, this may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

The aging of our fleet may result in increased operating costs in the future.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2012 and 2011, the weighted average age of the vessels in our current fleet was 6.1 and 5.1 years respectively. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may have difficulty managing our planned growth properly.

Any future acquisitions of additional vessels will impose additional responsibilities on our management and staff and may require us to increase the number of our personnel. In the event of a future acquisition of additional vessels, we will also have to increase our customer base to provide continued employment for the new vessels.

We intend to continue to grow our business through disciplined acquisitions of secondhand vessels that meet our selection criteria and newly built vessels if we can negotiate attractive purchase prices. Our future growth will primarily depend on:

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

While we have the right to inspect previously owned vessels prior to our purchase of them, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we are not aware of when we buy the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydocking, which would increase cash outflows and related expenses, while reducing our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

The declaration and payment of dividends to holders of our shares will depend on a number of factors and will always be subject to the discretion of our board of directors. We are currently prohibited from paying dividends to our common shareholders under our loan agreements.

We are currently prohibited from paying dividends to our common shareholders under our loan agreements. Even after we are no longer so prohibited, there can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency at all. Our policy is, to the extent permitted by law and applicable contractual obligations, to declare and pay to holders of our shares a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of this annual report on Form 20-F. Our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement also prohibit our declaration and payment of dividends under some circumstances. Under each of our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement. Under the terms of our recently agreed amendments to our Credit Facility and the DVB Loan Agreement, we are prohibited from paying dividends to our common shareholders until the later of March 31, 2014 and until regaining compliance with the original terms of our Credit Facility and DVB Loan Agreement. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. We may also enter into new financing or other agreements that may restrict our ability to pay dividends. In addition, we may pay dividends to the holders of our Series A Preferred Shares prior to the holders of our shares.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient funds, surplus or net profits to make distributions.

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

Our Series A Preferred Shares are entitled to receive dividends at the sole discretion of the Remuneration Committee. The declaration and payment of any dividend to holders of our common shares and Class B shares is also at the discretion of our board of directors. It is possible in the future that we will pay dividends only to holders of the Series A Preferred Shares or prior to the holders of our common shares and Class B shares. As a result of such potential dividend policy, the market price of our common shares could be adversely affected. Under the terms of our recently agreed amendments to the DVB Loan Agreement, we are prohibited from paying dividends to the holders of our preferred shares in an amount that will exceed $500,000 per fiscal year.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are all directly and wholly owned by us, will conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. In addition, our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands or Maltese law.

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

As of December 31, 2012 and December 31, 2011, the vessels in our current fleet had a weighted average age of 6.1 and 5.1 years, respectively. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

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

We derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2012, 2011 and 2010 we derived substantially all of our revenues from approximately 24, 14 and 15 customers and approximately 68%, 65% and 65% respectively of our revenues, were derived from four customers. If one or more of our customers that contribute to a significant part of our revenues is unable to perform under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

We cannot assure you that we will be able to refinance any indebtedness incurred under our Credit Facility, the Kelty Loan Agreement or the DVB Loan Agreement or obtain additional debt financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under our Credit Facility, the Kelty Loan Agreement or the DVB Loan Agreement or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to refinance our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2012 and 2011 we incurred approximately 23% and 22%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

Increases in interest rates may cause the market price of our shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline.

The public market may not continue to be active and liquid enough for you to resell our common shares in the future.

The price of our common shares may be volatile and may fluctuate due to factors such as:

➢	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

➢	mergers and strategic alliances in the dry bulk shipping industry;

➢	market conditions in the dry bulk shipping industry;

➢	changes in government regulation;

➢	shortfalls in our operating results from levels forecast by securities analysts;

➢	announcements concerning us or our competitors; and

➢	the general state of the securities market.

The dry bulk shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

Our chairman of the board of directors owns beneficially a majority of our total outstanding common shares, which provides control over matters on which our shareholders are entitled to vote.

As of December 31, 2012, Mr. Georgios Feidakis, our chairman of the board of directors, beneficially owns a majority of our outstanding common shares. Please read “Item 7.A. Major Stockholders.” Until such time that we issue additional securities or Mr. Feidakis sells all or a portion of his common shares, Mr. Feidakis can control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Mr. Feidakis may be different from your interests.

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

If we are not entitled to the Section 883 Exemption for any taxable year in which any company in the group earns U.S. source shipping income, any company earning such U.S. source shipping income, would be subject to a 4% U.S. federal income tax on the gross amount of the U.S. source shipping income for the year (or an effective rate of 2% on shipping income attributable to the transportation of freight to or from the United States). The imposition of this taxation could have a negative effect on our business and revenues and would result in decreased earnings available for distribution to our shareholders.

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

From time to time on our charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, amended the Iran Sanctions Act. Among other things, CISADA introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

We are currently in compliance with these laws, and our charters contain prohibitions against our vessels calling on any ports including, among others, Cuba, Iran, Sudan, Syria or any countries in violation of United Nations or United States embargoes. There can be no assurance that we will be in compliance with these laws in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.

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

Auditors of public companies incorporated in states of the United States are required by law to undergo periodic PCAOB inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union, or EU, countries do not permit the PCAOB to conduct inspections of accounting firms established and operating in EU countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike the shareholders of most public companies incorporated in states of the United States, our shareholders are deprived of the possible benefits of such inspections.

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

We may issue additional common shares, including Class B shares, or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances. For example, in April 2012, we issued 3,347 Series A Preferred Shares, although 2,567 of these shares remain outstanding.

Our issuance of additional common shares, including Class B shares, or other equity securities of equal or senior rank would have the following effects:

➢	our existing shareholders’ proportionate ownership interest in us will decrease;

➢	the amount of cash available for dividends payable on our common shares may decrease;

➢	the relative voting strength of each previously outstanding share may be diminished; and

➢	the market price of our common shares may decline.

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

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act of 1933, as amended, which we refer to as the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million.

As of December 31, 2012, our issued and outstanding capital stock consisted of 10,207,517 common shares and 3,347 Series A Preferred Shares. Currently, 2,567 Series A Preferred Shares remain outstanding.

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

As of December 31, 2012, our fleet comprised a total of seven dry bulk vessels, consisting of two Panamax, four Supramaxes and one Kamsarmax, with a weighted average age of approximately 6.1 years and a total carrying capacity of 452,886 dwt.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the previous three fiscal years apart from the aforementioned vessel acquisitions, consisted of deferred drydocking costs and vessel improvement costs. We incurred deferred drydocking costs of $0.9 million and vessel improvement costs of $0.3 million in 2012, we incurred deferred drydocking costs of $0.5 million and no improvement costs in 2011 and incurred no capital expenditures apart from the aforementioned vessel acquisitions in 2010.

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

The following table presents information concerning the current employment of our vessels.

Vessel	Charterer	Date Charter Began	Term of Charter	Charter Expiration Date (Earliest)	Charter Type	Charter Rate (per day)(1)
m/v Tiara Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v River Globe	Global Maritime Trust	January 2013	Minimum 12 months (maximum of 14 months)	January 2014	Time	$7,600
m/v Sky Globe	Hyundai Merchant Marine Co	August 2011	24 months (3)	August 2013	Time	$12,000 - 1st year $12,500 - 2nd year
m/v Star Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v Jin Star	Eastern Media International and Far Eastern Silo & Shipping	June 2010	56 months(2)	January 2015	Bareboat	$14,250
m/v Moon Globe	Guaranteed nominee of Gleamray Maritime Inc	June 2011	24 months	June 2013	Time	$18,000 (net of commissions)
m/v Sun Globe	COSCO Qingdao Ocean Shipping Co	September 2011	Minimum of 40 months (maximum of 42 months)	January 2015	Time	$16,000

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

Time Charter

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing, insuring, repairing and maintenance and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs, including the cost of bunkers (fuel oil) and canal and port charges. The owner also pays commissions typically ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Four of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters in the future.

Basic Hire Rate and Term

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable semi-monthly or 15 days, in advance, in U.S. dollars as specified in the charter. The following chart discloses when such vessels are contracted to be redelivered to us at the end of the charter period.

Vessel Name	Earliest Anticipated Redelivery Date
m/v Moon Globe	June 2013
m/v Sky Globe	August 2013
m/v River Globe	January 2014
m/v Sun Globe	January 2015

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

Commissions

During 2012, we paid commissions ranging from 0% to 6.25% relevant to each time charter agreement.

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

The Dry Bulk Shipping Industry

The world dry bulk fleet is generally divided into six major categories, based on a vessel’s cargo carrying capacity. These categories consist of: Handysize, Handymax/Supramax, Panamax, Kamsarmax, Capesize and Very Large Ore Carrier.

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

➢      Kamsarmax (also known as Post Panamax). Kamsarmax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. This type of vessel cannot transit the Panama Canal. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draught and a 229 meter length overall restriction, but no beam restriction.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. During 2009, 2010 and 2011, the BDI remained volatile. During 2009, the BDI reached a low of 772 in January 2009 and a high of 4,661 in November 2009. During 2010, the BDI reached a high of 4,209 in May 2010 and a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,042 on February 4, 2011 to a high of 2,173 on October 14, 2011. The BDI continued to decline during the start of 2012 reaching a 26-year low of 647 on February 3, 2012 and thereafter increased to a high of 1,165 as of May 8, 2012, and was at 885 as of April 23, 2013.

Vessel Prices

Dry bulk vessel values have declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea. Consistent with these trends, the market value of our dry bulk carriers has declined significantly from the dates we purchased them. Although charter rates and vessel values have increased from their low levels in 2008, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All our vessels that we operate are certified as being “in class” by Nippon Kaiji Kyokai (Class NK), American Bureau of Shipping, Germanischer Lloyd or Bureau Veritas. Typically, all new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

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

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the U.S. Environmental Protection Agency, or EPA, issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business through increased compliance costs or additional operational restrictions that we cannot predict with certainty at this time.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-Fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced.

Other International Regulations to Prevent Pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from vessel. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. This Convention has not come into force. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35.0% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force.

Although the United States is not a party to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, or the CLC, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC and its Protocols. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.66432 SDR per U.S. dollar on April 12, 2013. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all vessels granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. The vessels that we operate are flagged in the Marshall Islands and Malta. Marshall Islands- and Malta-flagged vessels have historically received a good assessment in the shipping industry.

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

The OPA requires the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel.

The OPA limits the liability of responsible parties to the greater of $1,000 per gross ton or $854,400 per non-tank vessel (subject to possible adjustment for inflation).

These limits of liability do not apply if an incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue ($5.0 million for vessels carrying hazardous substances) unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

We maintain, for each of our vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per event. This insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per event, our cash flow, profitability and financial position could be adversely impacted.

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

The VGP application procedure, known as the Notice of Intent, or NOI, may be accomplished through the “eNOI” electronic filing interface, which became operational in June 2009. We submitted NOIs for all our vessels to which the CWA applies. In March 2013, the EPA issued the 2013 Vessel General Permit which will become effective on December 19, 2013. The 2013 Vessel General Permit contains more specified and stringent limits on the effluents than the existing VGP, and specific measures with respect to ships operating on the Great Lakes.

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

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. NISA established a ballast water management program for vessels entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for vessels heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s reporting and record keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with NISA’s guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the dry bulk shipping industry. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, in 2007 the state of California enacted legislation extending its ballast water management program to regulate the management of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. In addition, in November 2008, the Sixth Circuit affirmed a District Court’s dismissal of challenges to the state of Michigan’s ballast water management legislation mandating the use of various techniques for ballast water treatment. Individual states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

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

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The vessels in our fleet that we operate have on board valid International Ship Security Certificates and, therefore, will comply with the requirements of the MTSA.

International Laws Governing Civil Liability to Pay Compensation or Damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of vessels over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force in November 2008. In other jurisdictions, liability for spills or releases of oil from vessels’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this annual report on Form 20-F. We believe that the following discussion contains forward-looking statements that involve risks and uncertainties. Actual results or plan of operations could differ materially from those anticipated by forward-looking information due to factors discussed under “Item 3.D.  Risk Factors” and elsewhere in this annual report on Form 20-F. Please see the section “Cautionary Note Regarding Forward- Looking Statements” at the beginning of this annual report on Form 20-F.

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

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. As of December 31, 2012, our issued and outstanding capital stock consisted of 10,207,517 common shares and 3,347 Series A Preferred Shares. We redeemed 780 Series A Preferred Shares in January 2013.

As of December 31, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,664 dwt. In March 2011, we purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.” In May 2011, we purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.” As of December 31, 2012 and 2011, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt.

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

The average number of vessels in our fleet for the years ended December 31, 2012, 2011 and 2010 was 7.0, 5.8 and 4.0, respectively.

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

	Year Ended December 31,
	2012	2011	2010	2009	2008
Ownership days	2,562	2,125	1,458	2,314	2,878
Available days	2,498	2,111	1,458	2,277	2,808
Operating days	2,471	2,083	1,441	2,246	2,781
Bareboat charter days	366	365	186	-	-
Fleet utilization	98.9%	98.7%	98.8%	98.6%	99.0%
Average number of vessels	7.0	5.8	4.0	6.3	7.9
Daily time charter equivalent (TCE) rate	$10,660	$15,619	$18,996	$21,550	$32,736

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

The following table reflects the calculation of our daily TCE rates for the periods indicated.

	Year ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2012	2011	2010	2009	2008

Revenue	32,197	35,559	28,860	52,812	98,597
Less: Voyage expenses	4,450	3,283	2,152	3,742	6,674
Less: bareboat charter net revenue	5,020	5,006	2,545	-	-
Net revenue excluding bareboat charter net revenue	22,727	27,270	24,163	49,070	91,923
Available days net of bareboat charter days	2,132	1,746	1,272	2,277	2,808
Daily TCE rate	10,660	15,619	18,996	21,550	32,736

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

Our revenues in 2011 increased compared to 2010 as a result of the increase in the size of our fleet, which increased our ownership, available and operating days.

Our revenues in 2012 decreased mainly due to lower daily time charter and spot rates earned on average from our vessels compared to 2011.

Employment of our Vessels

As of December 31, 2012, we employed our vessels as follows:

➢	m/v Tiara Globe – on a spot time charter with Oman Charter Company that began in December 2012 and expired during February 2013 at a gross rate of $8,000 per day.

➢	m/v Star Globe – on a time charter with Daebo Shipping International Co. Ltd. that began in November 2012 and expired in April 2012, at the gross rate of $8,000 per day.

➢	m/v River Globe – on a spot time charter with LuYang Chartering Co. Ltd. that began in December 2012 and expired during January 2013, at the gross rate of $9,250 per day.

➢	m/v Jin Star – on a bareboat charter with Eastern Media International Corporation and Far Eastern Silo & Shipping (Panama) S.A. that began in June 2010 for a period of 56 months (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at the gross rate of $14,250 per day.

➢	m/v Sky Globe – on a time charter with Hyundai Merchant Marine that began in August 2011 and is scheduled to expire 24 months from such date, at the gross rate of $12,000 per day for the first year and $12,500 per day for the second year.

➢	m/v Moon Globe – on a time charter with Western Ocean Shipping Inc that began in June 2011 and is scheduled to expire 24 months from such date, at the net rate of $18,000 per day.

➢	m/v Sun Globe – on a time charter with Qingdao Ocean Shipping Co that began in September 2011 and is scheduled to expire in a minimum of 40 months (maximum of 42 months) from such date, at the gross rate of $16,000 per day.

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

For 2012, 2011 and 2010, commissions amounted to $1.3 million, $1.6 million and $1.5 million, respectively.

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

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of delivery from the shipyard. Furthermore, we estimate the residual values of our vessels as of December 31, 2012 to be $335 per light-weight ton. We do not expect these assumptions to change significantly in the near future. We expect that these charges will increase if we acquire additional vessels.

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

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our Credit Facility, Kelty Loan Agreement and DVB Loan Agreement. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2012, 2011 and 2010, we had $105.9 million, $111.4 million and $96.7 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incur interest expense and financing costs relating to our outstanding debt as well as our available but undrawn Credit Facility, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions.

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

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2012 compared to the year ended December 31, 2011 and for the year ended December 31, 2011 compared to the year ended December 31, 2010.

Year ended December 31, 2012 compared to the year ended December 31, 2011

As of December 31, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,664 dwt. In March 2011, we purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.” In May 2011, we purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.” As of December 31, 2012 and 2011, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt.

During 2012, we had an operating loss of $80.3 million including a non-cash impairment loss for the year of 2012 of $80.2 million.

During the year ended December 31, 2012, we had an average of 7.0 dry bulk vessels in our fleet. During the year ended December 31, 2011, we had an average of 5.8 dry bulk vessels in our fleet.

Revenue. Revenue decreased by $3.4 million, or 10%, to $32.2 million in 2012, compared to $35.6 million in 2011. Net revenues decreased by $4.6 million, or 14%, to $27.7 million in 2012, from $32.3 million in 2011. The decrease is primarily attributable to a decrease in average TCE rates due to the unfavorable average shipping rates achieved by the vessels in our fleet in 2012 compared to 2011, which effectively reduced our net revenues by approximately $10.5 million, assuming all other variables were held constant. The decrease in our net revenue was partly offset by a 19% increase in total operating days which effectively increased our net revenues by approximately $5.9 million assuming all other variables were held constant. In 2012, we had total operating days of 2,471 and fleet utilization of 98.9%, compared to 2,083 operating days and a fleet utilization of 98.7% in 2011.

Voyage expenses. Voyage expenses increased by $1.2 million, or 36%, to $4.5 million in 2012, compared to $3.3 million in 2011. This increase is primarily attributable to the one time charge of approximately $1.5 million relating to the non-performance of one of our charterers, Allied Maritime Inc., with the terms of the charter of the m/v Star Globe.

Vessel operating expenses. Vessel operating expenses increased by $2.4 million, or 30%, to $10.4 million in 2012, compared to $8.0 million in 2011. The increase in operating expenses is primarily attributable to the 21% increase in ownership days resulting from the increase of the average number of vessels in our fleet from 5.8 vessels in 2011 to 7.0 vessels in 2012. The breakdown of our operating expenses for the year 2012 was as follows:

Crew expenses	50%
Repairs and spares	21%
Insurance	9%
Stores	11%
Lubricants	7%
Other	2%

Daily vessel operating expenses were $4,736 in 2012 compared to $4,527 in 2011, representing an increase of 5%.

Depreciation. Depreciation increased by $1.1 million, or 11%, to $11.3 million in 2012, compared to $10.2 million in 2011. This increase is directly the result of the increase in the average number of vessels in our fleet.

Amortization of fair value of time charter attached to vessels. Amortization amounted to $1.8 million in 2012 compared to $0.8 million in 2011. Amortization refers to the fair value of above market time charters attached to the two vessels the m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011 which is amortized on a straight line basis over the remaining period of the time charters.

Administrative expenses. Administrative expenses decreased by $0.2 million, or 10%, to $1.9 million in 2012, compared to $2.1 million in 2011. This decrease is primarily a result of our efforts to control administrative expenses and operate more efficiently.

Administrative expenses payable to related parties. Administrative expenses payable to related parties decreased by $0.6 million, or 50%, to $0.6 million in 2012, compared to $1.2 million in 2011. This decrease is primarily a result of the termination of the consultancy agreements effected from December 31, 2011, with the companies wholly owned by each of our executive officers that assisted and advised the Chief Executive Officer and Chief Financial Officer in respect of their duties performed outside of Greece.

Share based payments. Share based payments increased by $0.6 million, or 150%, to $1.0 million in 2012, compared to $0.4 million in 2011. This increase is directly attributable to the value of Series A Preferred Shares issued during April 2012 of $0.2 million, the amortized portion of the conditional share based award granted to our two executive officers during February 2012 of $0.2 million and the value at grant date of the common shares in Globus that amounted to $0.2 million, issued to our two executive officers during February 2012 as a bonus payment for services rendered.

Impairment loss. During the year ended December 31, 2012, we recognized an impairment loss of $80.2 million. The Company tests for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to the sustained decline in charter rates and vessel values during the last four years and because market expectations for future rates are low and are unlikely to increase to the high levels of 2008 in the foreseeable future, we performed an impairment analysis for all the vessels in our fleet by comparing projected discounted cash flows to the carrying values of vessels. As a result of this analysis we recorded an impairment loss of $55.8 million to the book value of six out of the seven vessels of our fleet. In addition, on December 4, 2012, we decided that the m/v Tiara Globe met the criteria to be classified as non-current asset held for sale and was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. In this respect we recognized an impairment loss of $24.4 million.

Interest expense and finance costs. Interest expense increased by $0.6 million, or 21%, to $3.4 million in 2012, compared to $2.8 million in 2011. This increase is mainly due to the increase in our average level of debt during 2012 compared to 2011 as well as due to the increase in our weighted average interest rate to 2.12% during 2012 from 1.69% during 2011. The total outstanding bank loans as of December 31, 2012 amounted to $105.9 million compared to $111.4 million as of December 31, 2011. All of our bank loans are denominated in U.S. dollars.

Gain/(loss) on derivative financial instruments. The valuation of our two interest rate swaps at the end of each period is affected by the prevailing interest rates at that time. At December 31, 2012, the two interest rate SWAP agreements (for $25 million in total, or 24% of our total debt outstanding of $105.9 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. The change in the valuation of the SWAP agreements between December 31, 2012 and December 31, 2011 was recorded as a $0.7 million non-cash unrealized gain for 2012.

Year ended December 31, 2011 compared to the year ended December 31, 2010

As of December 31, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,664 dwt. In March 2011, we purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.” In May 2011, we purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.” As of December 31, 2011, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt.

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

The estimated future cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent 10 year historical average of one-year time charter replacing the extreme values observed in the years 2008 and 2007 with the values in 2002 and 2001 over the remaining estimated life of each vessel, assuming an annual growth rate as published by the International Monetary Fund, or IMF, net of brokerage commissions. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical rates, and adjusted annually assuming an average annual inflation rate as published by the IMF. Effective fleet utilization is assumed to be 91%, taking into account the period(s) each vessel is expected to undergo drydocking and estimated off-hire days during the year. We have assumed no change in the remaining estimated useful lives of the current fleet, and scrap values were based on $335 per lightweight ton at disposal.

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

During the year ended December 31, 2012, we recognized an impairment loss of $80.2 million. Due to the sustained decline in charter rates and vessel values during the last four years and because market expectations for future rates are low and are unlikely to increase to the high levels of 2008 and 2007 in the foreseeable future, we performed an impairment analysis for all the vessels in our fleet by comparing projected discounted cash flows to the carrying values of vessels. As a result of this analysis we recorded an impairment loss of $55.8 million to the book value of six out of the seven vessels of our fleet. In addition, on December 4, 2012, we decided that the m/v Tiara Globe met the criteria to be classified as non-current asset held for sale and was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. In this respect we recognized an impairment loss of $24.4 million.

Although we believe that the assumptions used to evaluate impairment are reasonable and appropriate, these assumptions are highly subjective and we are not able to estimate the variability between the assumptions used and actual results that is reasonably likely to result in the future.

For the purpose of presenting to our shareholders additional information in order determine how our future results of operations may be impacted in the event that daily time charter rates do not improve from their current levels in future periods, we set forth below an analysis that shows the 1-year, 3-year and 5-year historical average of one year time charter rates and the effect the use of each of these rates would have on our impairment charge.

	1-year (period)	Impairment charge (in millions of U.S. Dollars)	3-year (period)	Impairment charge (in millions of U.S. Dollars)	5-year (period)(1)	Impairment charge (in millions of U.S. Dollars)
Panamax	$9,706	16.2	$16,309	10.4	$17,847	2.8
Supramax	$10,130	17.4	$15,028	12.5	$16,329	0.7
Total		33.6		22.9		3.5

(1) We have replaced the average rate for the year 2008, which is considered an extreme value, with the average rate for the year 2006.

As of December 31, 2012, we owned and operated a fleet of seven vessels, with an aggregate carrying value of $149.7 million including the value of the m/v Tiara Globe classified as held for sale. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of the market values assume that the vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without any recommendations of any kind. Because vessel values are highly volatile, these estimates may not be indicative of either current or future prices that we could achieve if we were to sell any of the vessels. As of December 31, 2012, we believe that for all our remaining vessels other than the m/v Tiara Globe the basic charter-free market value less estimated costs to sell is lower than the vessel’s carrying value by approximately $33.6 million in the aggregate. As of December 31, 2011, the carrying value of all of our vessels exceeded the estimated fair market value of those same vessels by approximately $71.8 million in aggregate.

A vessel-by-vessel carrying value summary as of December 31, 2012 and 2011 follows:

Dry bulk Vessels	Dwt	Year Built	Date of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2012 (in millions of U.S. Dollars)	Carrying Value as of December 31, 2011 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	21.0	46.7
m/v Sky Globe	56,855	2009	May 2010	32.8	22.9	30.7
m/v Star Globe	56,867	2010	May 2010	32.8	22.5	30.8
m/v Sun Globe	58,790	2007	September 2011	30.3	24.8	29.6
m/v Tiara Globe	72,928	1998	December 2007	66.8	8.9	36.3
m/v Moon Globe	74,432	2005	June 2011	31.4	20.8	30.1
m/v Jin Star	79,387	2010	June 2010	41.1	28.8	38.3
					149.7	242.5

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

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $335 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

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

B.  Liquidity and Capital Resources

As of December 31, 2012, we had $11.7 million of “cash and bank balances and bank deposits” that consisted of $9.7 million cash short-term bank deposits with original maturities of three months or less and $2.0 million of deposits on pledge.

As of December 31, 2012, we had an aggregate bank debt outstanding of $105.9 million, which includes $52.0 million from our Credit Facility, $21.7 million from the Kelty Loan Agreement and $32.2 million from the DVB Loan Agreement.

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

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt and non-current assets and associated liabilities classified as held for sale, amounted to a working capital deficit of $7.0 million as of December 31, 2012 and to a working capital of $3.0 million as of December 31, 2011.

Because of the global economic downturn that has affected the international dry bulk industry we may not be able to obtain financing either from our Credit Facility or the equity or debt capital markets. Based on our planned expenditures and assuming no unanticipated expenses, we believe that our cash reserves, expected cash from operations and our shareholders will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

Cash Flows

Cash and bank balances and bank deposits decreased to $11.7 million as of December 31, 2012, compared to $9.3 million as of December 31, 2011 and $24.6 million as of December 31, 2010, while $2.0 million, or 17%, was pledged as collateral at the end of 2012, $2.0 million, or 22%, was pledged as collateral at the end of 2011 and $1.0 million, or 4%, was pledged as collateral at the end of 2010. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From Operating Activities

Net cash generated from operating activities decreased by $5.4 million, or 27%, to $14.4 million in 2012, compared to $19.8 million in 2011. The decrease is primarily attributable to a decrease in average TCE rates due to the unfavorable average shipping rates achieved by the vessels in our fleet in 2012 compared to 2011.

Net cash generated from operating activities increased by $3.6 million, or 22%, to $19.8 million in 2011, compared to $16.2 million in 2010. The increase was primarily attributable to the increase in the number of operating days due to the increase in the size of our fleet.

Net Cash Used In Generated From Investing Activities

Net cash used in investing activities was $0.3 million during 2012, which was directly attributable to $0.3 million used on vessel improvements.

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

Net Cash (Used In) Generated From Financing Activities

Net cash used in financing activities during 2012 amounted to $11.7 million and consisted of $5.4 million of indebtedness that we repaid under our existing credit and loan facilities, $2.5 million of dividends paid on our common shares and $0.5 million paid on our Series A Preferred Shares and $3.2 million of interest paid.

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

As of December 31, 2012, 2011 and 2010, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement of an aggregate of $105.9 million, $111.4 million and $96.7 million, respectively.

Credit Facility

General

In November 2007, we entered into a $120.0 million secured reducing revolving Credit Facility with Credit Suisse AG, which we have supplemented from time to time. Our Credit Facility is available to us in connection with vessel acquisitions by our vessel-owning subsidiaries as well as for working capital purposes. Our Credit Facility had an original term of eight years and has a remaining term as of December 31, 2012, of approximately 2.9 years.

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

Covenants

Our Credit Facility contains financial and other covenants. During December 2012, we were in breach of certain covenants of our Credit Facility and therefore in December 2012 reached an agreement with Credit Suisse to amend our Credit Facility and waive certain covenants, which agreement was memorialized by a supplemental agreement in March 2013. The covenants as in effect and as amended for the period from December 28, 2012 to March 31, 2014 provide that:

➢	the aggregate charter free- market value of the mortgaged vessels at all times must equal or exceed 110% (instead of 133%) of the outstanding balance under the facility, minus the aggregate amount, if any, standing to the credit of our operating accounts or any bank accounts opened with the lender, which are subject to an encumbrance in favor of the lender and designated as a “security account” by the lender for purposes of the Credit Facility;

➢	Credit Suisse fully waives during the waiver period the requirement that the ratio of our consolidated market adjusted net worth to our total assets to exceed 35% at all times;

➢	Globus must maintain consolidated cash and cash equivalents, to be not less than the greater of (1) $5.0 million (instead of $10.0 million) and (2) the sum determined by the bank to be the aggregate of the total principal amount of all borrowed money and interest accruing thereon, payable by the Company and which falls due in the six-month period commencing on any relevant day;

➢	Globus will not be permitted to pay dividends on its common shares during the waiver period;

➢	during the waiver period, our Credit Facility will bear interest at LIBOR plus a margin of 2.10%; and

➢	Mr. Feidakis maintains at least 35% of our total issued voting share capital; and

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

As of December 31, 2012, we had a $52.0 million outstanding balance under our Credit Facility which was equal to our Credit Facility. We therefore had no committed amount available to be drawn. The next scheduled semi-annual installment amounting to $3.5 million is due in May 2013.

As of December 31, 2012, we were in compliance with the covenants of our Credit Facility, as amended.

DVB Loan Agreement

In June 2011, through our wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, we entered into the DVB Loan Agreement for an amount up to $40 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. We act as guarantor for this loan.

In June 2011, $19 million was drawn (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. Tranche A is payable in 30 quarterly installments of $440,000 and a balloon payment of $5.8 million payable together with the 30th and last installment payable in December 2018. As of December 31, 2012, the outstanding principal balance of Tranche A was $16.4 million. A quarterly installment of $440,000 was paid during March 2013, and the next quarterly installment is due in June 2013.

In September 2011, $18 million was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. Tranche B is payable in 30 quarterly installments of $416,250 and a balloon payment of $5.5 million payable together with the 30th and last installment payable in March 2019. As of December 31, 2012, the outstanding principal balance of Tranche B was $15.9 million. A quarterly installment of $416,250 was paid during March 2013 and the next quarterly installment is due in June 2013.

Security

The obligations under the DVB Loan Agreement is secured by a first priority mortgage on the m/v Sun Globe and the m/v Moon Globe, as well as assignment of the time charters and assignments of earnings, insurances and requisition compensation.

Covenants

The DVB Loan Agreement contains the following provisions:

➢	interest on outstanding loan balances to be payable at LIBOR plus 2.5% per annum; and

➢	any outstanding amount under the DVB Loan Agreement may be prepaid in a multiple of $500,000 with five days business prior written notice. A variable prepayment fee applies in case of refinancing of the DVB loan agreement by another lender within the first three years of a new loan, but is not applicable in case of the sale of a vessel or repayment of such facility by equity.

During December 2012, we were in breach of certain covenants of the DVB Loan Agreement and therefore in December 2012 reached an agreement with DVB Bank to amend the DVB Loan Agreement and waive certain covenants, which agreement was memorialized by a supplemental agreement in April 2013. The covenants as in effect and as amended for the period from December 31, 2012 to March 31, 2014 provide that:

➢	the aggregate charter free- market value of the mortgaged vessels must equal or exceed 107% (instead of 120%) of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank up to $1.0 million;

➢	a quarterly cash sweep mechanism will be put into effect in April 2013 to be implemented on all vessels mortgaged under the DVB Loan Agreement on an individual vessel basis until the security value exceed 130% of the loan outstanding. Under this mechanism, all earnings of these vessels after operating expenses, drydocking provision, general and administrative expenses and debt service, if any, are to be used as applied towards the balloon payment of the relevant tranche;

➢	Globus must maintain a minimum market adjusted net worth of more than $20.0 million (instead of $50.0 million) and a minimum liquidity of $5.0 million (instead of the lesser of $10.0 million and $1.0 million per vessel owned by us);

➢	the ratio of our market adjusted net worth to our total assets must be greater than 15% (instead of 35%);

➢	Globus is not permitted to pay dividends on its common shares during the period of the amendment, and is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $500,000 per fiscal year;

➢	the vessel-owning subsidiaries that own a vessel pledged as security under the DVB Loan Agreement will each maintain a minimum liquidity of $500,000;

➢	Mr. Feidakis and Mr. Karageorgiou maintain at least 35% of our total voting share capital; and

➢	we maintain our listing on a major stock exchange in the United States, Europe or Asia

The DVB Loan Agreement initially contained a covenant that Mr. Feidakis remain a member of our board of directors and Mr. Karageorgiou remain our chief executive officer. This covenant was waived by DVB Bank in November 2011.

The amendments to the DVB Loan Agreement were subject to $1.0 million prepayment, which was paid in April 2013, which is classified as current liability in our consolidated statement of financial position, as upon the execution of the supplemental agreement to be applied equally to the balloons of the two tranches of the DVB Loan Agreement.

As of December 31, 2012, Globus was in compliance with the loan covenants of the DVB Loan agreement, as amended.

Kelty Loan Agreement

In June 2010, through our wholly owned subsidiary, Kelty Marine Ltd., we entered into the $26.7 million Kelty Loan Agreement with Deutsche Schiffsbank Aktiengesellschaft (now Commerzbank) and used funds borrowed thereunder to finance part of the purchase price for the m/v Jin Star. We act as guarantor for this loan.

The Kelty Loan Agreement has a term of seven years and is payable in 28 equal quarterly installments of $500,000 starting in September 2010, as well as a balloon payment of $12.65 million payable together with the 28th and final installment payable in June 2017. Interest on outstanding balances under the Kelty Loan Agreement is payable at LIBOR plus a variable margin. The applicable margin is determined on the basis of the “loan to value ratio,” which is a fraction where the numerator is the principal amount outstanding under the Kelty Loan Agreement and the denominator is the charter free market value of the m/v Jin Star and any amount of free liquidity maintained with Commerzbank. Set forth below is the margin that will apply to the loan, depending on the applicable loan to value ratio in any given application period:

Loan to Value Ratio	Margin

Less than 45%	2.25%

Equal or greater than 45% and less than or equal to 60%	2.40%

Greater than 60% and less than or equal to 70%	2.50%

Greater than 70%	2.75%

Kelty Marine can prepay the loan in a minimum amount of $1 million and multiples thereof, up to $2 million per year without any penalty. The Kelty Loan Agreement had a commitment fee of 0.5% per annum on the amount of the undrawn balance of the agreement through September 30, 2010, and had a 0.75% flat management fee on the loan amount. As of December 31, 2012, the outstanding principal balance was $21.7 million. A quarterly installment of $500,000 was paid during March 2013 and the next quarterly installment is due in June 2013.

Security

The loan is secured by a first preferred mortgage on the m/v Jin Star, assignment of insurances, earnings and requisition compensation on the vessel and assignment of the bareboat charter.

Covenants

The Kelty Loan Agreement contains financial and other covenants requiring Kelty Marine to, among other things, ensure that:

➢	Kelty Marine does not undergo a change of control;

➢	Kelty Marine and/or the Company maintain at least $1 million in minimum liquidity with Commerzbank;

➢	the ratio of our shareholders’ equity to total assets is not less than 25%;

➢	we must have a minimum equity of $50 million;

➢	the market value of the m/v Jin Star and any additional security provided, including the minimum liquidity with Commerzbank, is or exceeds 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement; and

➢	Mr. Feidakis and Mr. Karageorgiou, our founders, maintain in the aggregate at least 37% of the shareholding in us.

The Kelty Loan Agreement permits us to declare and pay dividends without prior written permission of the lender so long as there is no event of default under such agreement.

As of December 31, 2012, we were not in compliance with the security value requirement that requires the market value of the m/v Jin Star and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. In such circumstances, upon request from our lender, we would have been required to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which as of December 31, 2012 amounted to $5.8 million. In April 2013, the Company reached an agreement with Commerzbank to prepay $3.0 million together with the next scheduled installment due on June 28, 2013 for the Company to be fully compliant with the provisions of the Kelty Loan Agreement.

All our loan arrangements contain a cross-default provision that provide that if we are in default under any of our loan arrangements, the lender of another loan arrangement can declare a default under its other loan arrangement, which could result in our default of all of our loan arrangements. Because of the presence of cross-default provisions in our loan arrangements, the refusal of any lender to grant or extend a waiver could result in most of our indebtedness being accelerated, notwithstanding that other lenders have waived covenant defaults under their respective loan arrangements.

The relevant shortfall as of December 31, 2012 of $5.8 million was classified as current liability in our consolidated statement of financial position. We classified as current liability the amount that we would have been required to pay as of December 31, 2012 to satisfy the security value requirement, in the event Commerzbank requested such additional security in the form of a cash payment.

As of December 31, 2011 and 2010, we were not in breach of any provisions of our Credit Facility, the Kelty Loan Agreement or the DVB Loan Agreement.

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

As of December 31, 2012, 2011 and 2010, we did not use and have not used any financial instruments designated in our financial statements as those with hedging purposes.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or vessel improvements. We have no agreements to purchase any additional vessels, but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances or any combination thereof.

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

While global trade is likely to continue to grow, we expect the overcapacity in the shipping market to continue to exert considerable pressure on charter rates, negating any upward trends possibly arising from any favorable price and volume developments in the underlying markets. There can be no assurance as to how long charter rates will remain at their currently low levels or whether they will improve or deteriorate and, if so, when and to what degree. Charter rates may remain at depressed levels for some time, which will adversely affect our revenue and profitability. As a result of the volatility and rate decline witnessed in the charter markets, the continued lack of availability of credit to finance vessel acquisitions and an overwhelming orderbook delivery rate during 2012 and 2011, vessel values are expected to remain under severe pressure.

E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2012:

	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. Dollars)
Long term debt	$20,190	54,850	16,735	14,154	105,929
Interest on long term debt (1)	3,349	3,480	1,641	404	8,874
Operating lease obligations(2)	247	425	-	-	672

(1) Includes swap settlements.

(2) We rent our office space from Cyberonica S.A. for an amount of €14,578 per month, which we expect will increase at a rate of 2.5% per year. We assume an average Euro:U.S. dollar exchange rate of 1.0:1.4.

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.  Directors, Senior Management and Employees

A. Directors, Senior Management and Officers

The following table sets forth information regarding our officers and directors. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2014, the term of our Class II directors expires at our annual general meeting of shareholders in 2015 and the term of our Class III directors expires at our annual general meeting of shareholders in 2013. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Chairman of the Board of Directors	62
Georgios Karageorgiou	Director, President, Chief Executive Officer and Chief Financial Officer	48
Amir Eilon	Director	64
Jeffrey O. Parry	Director	53
Olga Lambrianidou	Secretary	57

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

Georgios (“George”) Karageorgiou, a Class I director, has served as our chief executive officer since our inception and was appointed our president in 2011 and in January 2013, immediately after the resignation of Mr. Elias Deftereos, our Chief Financial Officer. From 1992 to March 2004, Mr. Karageorgiou worked as a director and corporate secretary for Stelmar Shipping Limited, a shipping company listed on the New York Stock Exchange between 2001 and 2004. Mr. Karageorgiou worked as a projects engineer for Kassos Maritime Enterprises from 1990 to 1992. Mr. Karageorgiou was also a director of easyGroup Ltd, easyJet Holdings Ltd, easyInternetCafe Ltd, easyCruise Ltd, Stelinvest Corp. and a number of other easyGroup subsidiaries from 1995 through March 2005. Mr. Karageorgiou holds a B.E. in Mechanical Engineering and an M.E. in Ocean Engineering from Stevens Institute of Technology and an M.Sc. in Shipping Trade and Finance from City University Business School.

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

Jeffrey O. Parry, a Class II director, has served as our director since July 2010. Mr. Parry is currently the president of Mystic Marine Advisors LLC, a Connecticut-based advisory firm specializing in turnaround and emerging shipping companies, and has been affiliated with such company since August 1998. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited (now named NewLead Holdings Ltd.). Mr. Parry has also served as the managing director of A.G. Pappadakis & Co. Ltd, an Athens-based shipowner from March 2007 to July 2008, and managing director of Poten Capital Services LLC, a U.S. broker/dealer firm specializing in shipping from February 2003 to March 2007. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University. Mr. Parry started his career as a stevedore on the New York waterfront. Mr. Parry is a director of TBS Shipping Limited since April 2012, and acted as its interim chief executive officer from October 2012 to December 2012.

Olga Lambrianidou, our secretary, has been a corporate consultant to the Company since November 2010, and was appointed as secretary to the Company in December 2012. Prior to joining us, Ms. Lambrianidou was the Corporate Secretary and Investor Relations Officer of NewLeads Holdings Ltd., formerly known as Aries Maritime Limited from 2008 to 2010, and of DryShips Inc., a drybulk publicly trading shipping company from 2006 to 2008. Ms. Lambrianidou was Corporate Secretary, Investor Relations Officer and Human Resources Manager with OSG Ship Management (GR) Ltd., formerly known as Stelmar Shipping Ltd. from 2000 to 2006. Prior to 2000, Ms. Lambrianidou worked in the banking and insurance fields in the United States. She holds a BBA Degree in Marketing/English Literature from Pace University and an MBA Degree in Banking/Finance from the Lubin School of Business of Pace University in New York.

There are no family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.  Compensation

The aggregate compensation other than share based compensation paid to members of our senior management in 2012, 2011 and 2010 was approximately $0.2 million, $0.8 million and $0.7 million respectively. In addition, our senior management received an aggregate of 72,410 common shares and 3,347 Series A Preferred Shares in 2012; 33,563 common shares in 2011; and 29,521 common shares in 2010. The aggregate compensation other than share based compensation paid to our non-employee directors in 2012, 2011 and 2010 was approximately $145,000, $145,000 and $124,000 respectively, plus reimbursements for actual expenses incurred while acting in their capacity as a director. In addition, in 2012, 2010 and 2011, non-employee directors received an aggregate of 15,780 common shares, 7,800 common shares and 2,822 common shares, respectively.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We have accrued as of December 31, 2012 a non-current liability of $77,000 for such payments.

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

The Remuneration Committee is comprised of George Feidakis, Amir Eilon and Jeffrey O. Parry. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officers, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for determining the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee is responsible for declaring dividends on our Series A Preferred Shares, if any. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies.

The Nomination Committee is comprised of George Feidakis, Amir Eilon and Jeffrey O. Parry. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board positions as necessary.

D.  Employees

As of December 31, 2012, we had approximately thirteen full-time employees and four consultants, all of whom were hired through our Manager. All of these employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

E.  Share Ownership

With respect to the total number of common shares owned by all of our officers and directors, individually and as a group, please read “Item 7. Major Shareholders and Related Party Transactions.”

Incentives program

We allocate a portion of annual compensation to awards of our common shares, or awards, under our long term incentive program, because we believe that equity awards are important to align our employees’ interests with those of our shareholders. Our long term incentive program is administered by our Remuneration Committee. The Remuneration Committee generally measures our performance in terms of total shareholder return, which is calculated based on changes in our share price and our dividends paid over a calendar year, which we refer to as TSR.

Our board of directors believes that these awards will keep our employees focused on our growth, as well as dividend growth and its impact on our share price, over an extended time period. In addition, our board of directors believes a gradual vesting schedule of awards will help us retain both our executive officers and key employees.

2012 Grants

Our board of directors determined in February 2012 to grant two conditional equity settled awards to our then two executive officers.

A conditional equity settled award of 51,729 and 19,214 common shares of Globus was granted to our chief executive officer and chief financial officer, respectively, subject to the award holders continuing their employment until December 31, 2013. 100% of the shares granted will vest at December 31, 2013 if the average TSR from January 1, 2011 to December 31, 2013 is equal to or greater than 10%, and the number of shares vesting will be prorated if TSR is calculated to be less than 10%. In addition, 100% of the shares granted will vest if our average net income from January 1, 2011 through December 31, 2013 is 10 times the value of the shares granted (valued at a price of $9.06 per share) and prorated for average net income achieved below the target amount.

A conditional equity settled award of 137,029 common shares and 50,896 common shares of Globus was granted to our chief executive officer and chief financial officer respectively, subject to the award holders continuing their employment until December 31, 2014. 100% of shares granted will vest at December 31, 2014 if the average TSR from January 1, 2012 to December 31, 2014 is equal to or greater than 10%, and the number of shares vesting will be prorated if TSR is calculated to be less than 10%. In addition, 100% of the shares granted will vest if our average net income from January 1, 2012 through December 31, 2014 is 10 times the value of the shares granted (valued at a price of $3.31 per share) and prorated for average net income achieved below the target amount.

2011 and 2010 Grants

No awards were granted during the years ended December 31, 2011 and 2010.

2009 Grants

On December 10, 2009, we granted to our two executive officers and a number of managers and staff of our Manager a conditional award of 575,199 shares, which following our four-for-one reverse split of our common shares, became an effective award of 143,799, with a conditional right for the shares to be allotted and delivered to them in the future at no cost, subject to the employees continuing service. These shares were to vest on a daily basis over the next three years, and one third of these shares were to be allotted and delivered to them at nil cost on each of the first, second and third anniversaries of the grant date. If a cash dividend was paid during the vesting period, additional shares were granted and calculated in accordance with the terms of our long term incentive plan. Due to the cash dividends declared and paid during the three year vesting period from December 10, 2009 to December 10, 2012, an additional 14,118 common shares of the Company were added to the initially granted shares and 4,973 common shares were forfeitured. On December 10, 2010, 2011 and 2012, the first, second and third anniversary of the award, 47,823, 52,989 and 52,132 common shares, respectively, were issued and delivered to the relevant award holders.

There are no other outstanding awards.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of April 29, 2013 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this annual report on Form 20-F and all directors and executive officers as a group.

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

The numbers of shares and percentages of beneficial ownership are based on approximately 10,212,645 common shares outstanding on April 29, 2013. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of April 29, 2013	Percentage of common shares beneficially owned as of April 29, 2013
George Feidakis (1)	5,204,475	51.0%
George Karageorgiou	354,184	3.5%
Amir Eilon	25,755	*
Jeffrey O. Parry	14,826	*

All executive officers and directors as a group (four persons)	5,599,240	54.8%

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

Lease

During the 2012, 2011 and 2010 fiscal years, we paid $226,000, $243,000 and $232,000, respectively, to Cyberonica S.A., a company owned by Mr. Feidakis, for the rental of 350 square meters of office space for our operations.

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

Our Remuneration Committee will also determine by unanimous resolution, in its sole discretion, when and to the extent dividends are paid to the holders of our Series A Preferred Shares.

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

Dividends declared and paid during the years ended December 31, 2012 and 2011 are as follows:

Dividends declared and paid on common shares during the year ended December 31, 2012:

2012	$ per share	$000’s	Date declared	Date Paid
Quarterly dividend	0.16	1,622	February 28, 2012	March 22, 2012

Quarterly dividend	0.085	862	May 8, 2012	May 31, 2012

		2,484

Dividends declared and paid on Series A Preferred shares during the year ended December 31, 2012:

2012	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	80.00	268	May 8, 2012	May 8, 2012

2nd Preferred dividend	37.50	125	September 5, 2012	September 5, 2012

3rd Preferred dividend	39.75	133	December 4, 2012	December 4, 2012

		526

Dividends declared and paid on common shares during the year ended December 31, 2011:

2011	$ per share	$000’s	Date declared	Date Paid
Quarterly dividend	0.16	1,166	February 24, 2011	March 17, 2011

Quarterly dividend	0.16	1,166	May 5, 2011	May 31, 2011

Quarterly dividend	0.16	1,166	June 4, 2011	July 28, 2011

Quarterly dividend	0.16	1,608	October 20, 2011	November 9, 2011

		5,106

Currently, we are prohibited from paying dividends to our common shareholders under our amended loan arrangements. Please see the section of this annual report on Form 20-F entitled “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

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

Period Ended	High	Low

Monthly
March 2013	$2.49	$1.81
February 2013	$2.13	$1.80
January 2013	$2.51	$1.70
December 2012	$1.86	$1.48
November 2012	$2.54	$1.75
October 2012	$2.50	$2.18

Quarterly
First Quarter 2013	$2.51	$1.70
Fourth Quarter 2012	$2.54	$1.48
Third Quarter 2012	$3.19	$2.15
Second Quarter 2012	$5.29	$2.81
First Quarter 2012	$5.77	$3.90
Fourth Quarter 2011	$5.20	$2.50
Third Quarter 2011	$7.95	$4.58
Second Quarter 2011	$10.92	$6.84
First Quarter 2011	$10.50	$7.80

Yearly
2012	$5.77	$1.48
2011	$10.92	$2.50
2010	$13.59	$6.05
2009	$6.98	$2.82
2008	$35.52	$4.16

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

We issued in April 2012 an aggregate of 3,347 Series A Preferred Shares to our two executive officers, and 2,567 Series A Preferred Shares remain outstanding. The holders of our Series A Preferred Shares will be entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of our Remuneration Committee, in its sole discretion. Our board of directors or Remuneration Committee will determine whether funds are legally available under the BCA for such dividend. Any accrued but unpaid dividends will not bear interest. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our Series A Preferred Shares will be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our Series A Preferred Shares are not convertible into any of our other capital stock.

The Series A Preferred Shares are redeemable at the written request of the Remuneration Committee, at par value plus all declared and unpaid dividends as of the date of redemption plus any additional consideration determined by a unanimous resolution of the Remuneration Committee. We redeemed and cancelled 780 Series A Preferred Shares in January 2013.

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

Two Classes of Shares

Our Class B shares will have 20 votes per share, while our common shares, which is the only class of shares listed on an established U.S. securities exchange, will have one vote per share. Because of this share structure, any issuance of Class B shares may cause such holders to be able to significantly influence matters submitted to our shareholders for approval even if such holders and their affiliates come to own significantly less than 50% of the aggregate number of outstanding common shares and Class B shares. This control over shareholder voting could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial and which would require shareholder approval.

Blank Check Preferred Shares

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100 million shares of blank check preferred shares. As of April 2012, we had outstanding 3,347 Series A Preferred Shares issued to our executive officers. We currently have outstanding 2,567 Series A Preferred Shares. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights.

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

Malta Tax Considerations

One of our subsidiaries is incorporated in Malta, which imposes taxes on us that are immaterial to our operations.

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

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test, each an ownership statement. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, relating to the year ended December 31, 2012, certifying the qualifying shareholder status of a shareholder beneficially owning more than 50% of the value of each such subsidiary’s stock and the status of intermediaries as required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., April 13, 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2012.

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

As previously indicated, if the Company were to be classified as a PFIC for a taxable year in which the Company pays a dividend or the immediately preceding taxable year, dividends paid by the Company would not constitute “qualified dividend income” and, hence, would not be eligible for the reduced rate of United States federal income tax that is available through 2012.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with Credit Suisse, Commerzbank and DVB Bank. As of December 31, 2012, we had a $52.0 million outstanding balance under our Credit Facility with Credit Suisse, $21.7 million principal balance outstanding under the Kelty Loan Agreement with Commerzbank and $32.2 million principal balance outstanding under the DVB Loan Agreement with DVB Bank. Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income.

In 2012, the weighted average interest rate for our then-outstanding facilities was 2.12% and the respective interest rates ranged from 1.16% to 3.08%, including margins.

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

The total notional principal amount of these swaps as of each of December 31, 2012 and 2011 was $25 million, which have specified rates and durations.

Through these swap transactions, we effectively hedged the interest rate exposure of 24% of our loans outstanding as of December 31, 2012.

The following table sets forth the sensitivity of our existing loans as of December 31, 2012 as to a 1.0% (100 basis points) increase in LIBOR taking into account our interest rate swap agreements that are currently in place, during the next five years, and reflects the additional interest expense that will be incurred.

Year	Amount
2013	$0.8 million
2014	$0.9 million
2015	$0.7 million
2016	$0.4 million
2017	$0.2 million

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

In April 2012, we filed a Certificate of Designation, Preferences and Rights of Series A Preferred Stock with the Marshall Islands, setting forth the preferences and rights of our Series A Preferred Shares, which are described in “Item 10.B. Memorandum and Articles of Association—Preferred Shares.” In April 2012, we issued to our two executive officers, an aggregate of 3,347 Series A Preferred Shares. In January 2013, we redeemed 780 of these Series A Preferred Shares. Holders of Series A Preferred Shares may receive dividends prior to the holders of our shares, and also have a liquidation preference.

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

Based upon that evaluation, our chief executive officer and chief financial officer has concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2012 is effective.

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

Item 16C.  Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, have billed us for audit, audit-related and non-audit services as follows:

	2012	2011

Audit Fees	$130,000	218,000
Audit-Related Fees	-	-
Tax Fees	9,400	3,700
All Other Fees	-	-

Total	$139,400	221,700

Audit fees for the years ended December 31, 2012 and 2011 were paid in Euro.

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements and for the review of the quarterly financial information as well as services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Tax fees relate to services for assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2011 and 2010.

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

Item 16F.  Change in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

➢	in lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees will be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals. There is nothing to prohibit shareholders identifying and recommending potential candidates to become board members;

➢	in lieu of holding regularly scheduled meetings of the board of directors at which only independent directors are present, we will not be holding such regularly scheduled meetings;

➢	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors;

➢	in lieu of an audit committee comprised of three independent directors, our audit committee has two members; and

➢	As of March 2013, in lieu of obtaining shareholder approval prior to the issuance of designated securities (including adoption of any equity incentive plan), we will comply with provisions of the BCA, which allows the board of directors to approve share issuances.

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

1.3

Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

4.1	Credit Facility between Credit Suisse and Global Maritime Limited, as supplemented (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Loan Agreement between Deutsche Schiffsbank Aktiengesellschaft and Kelty Marine Ltd. (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.3	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.4	Registration Rights Agreement between Globus Maritime Limited, Firment Trading Limited and Kim Holdings S.A. (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.5	Memorandum of Agreement, dated March 18, 2011 (incorporated by reference to Exhibit 4.6 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

4.6	Sixth Supplemental Agreement to Facility Agreement, dated May 5, 2011 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on May 9, 2011)

4.7	Memorandum of Agreement, dated May 2, 2011 and Addendum No. 1 to the Memorandum of Agreement, dated May 6, 2011 (previously filed as Exhibit 10.8 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on May 17, 2011)

4.8

Committed Term Sheet, dated June 1, 2011, between DVB Bank SE and Globus Maritime Limited (previously filed as Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 6, 2011)

4.9	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited (previously filed as Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

4.10*	First Supplemental Agreement to Loan Agreement dated March 1, 2012

4.11*	Second Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated April 10, 2013

4.12*	Seventh Supplemental Agreement to Facility Agreement, dated March 26, 2013

8.1*	Subsidiaries of Globus Maritime Limited

11.1	Code of Ethics & Conduct of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

12.1/12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President, Chief Executive Officer and Chief Financial Officer

13.1/13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President, Chief Executive Officer and Chief Financial Officer

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Georgios Karageorgiou
Name: Georgios Karageorgiou
Title: President, Chief Executive Officer and Chief Financial Officer

Date: April 30, 2013

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Globus Maritime Limited

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (“Globus”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 These financial statements are the responsibility of Globus’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globus Maritime Limited at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 30, 2013

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTOF FINANCIAL POSITION

(Expressed in thousands of U.S. Dollars)

		December 31,
	Notes	2012	2011
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	140,860	242,507
Office furniture and equipment		96	75
Other non-current assets		10	10
Total non-current assets		140,966	242,592
CURRENT ASSETS
Cash and bank balances and bank deposits	3	11,653	9,301
Trade receivables, net	2.7	728	1,386
Inventories	6	658	554
Prepayments and other assets	7	2,841	2,226
Total current assets		15,880	13,467
Vessel classified as held for sale	2.29,5	8,876	-
		24,756	13,467
TOTAL ASSETS		165,722	256,059

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO SHAREHOLDERS
Share capital	10	41	40
Share premium	10	109,753	109,229
(Accumulated deficit) / Retained earnings		(54,612)	30,750
Total equity		55,182	140,019
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	12	78,735	105,518
Provision for staff retirement indemnities	2.19	77	66
Total non-current liabilities		78,812	105,584
CURRENT LIABILITIES
Current portion of long-term borrowings	12	20,074	5,297
Trade accounts payable	8	1,720	945
Accrued liabilities and other payables	9	1,099	1,206
Derivative financial instruments	18	738	1,431
Deferred revenue	2.4	1,387	1,577
Total current liabilities		25,018	10,456
Long-term borrowings associated with Vessel classified as held for sale	12	6,710	-
		31,728	10,456
TOTAL LIABILITIES		110,540	116,040
TOTAL EQUITY AND LIABILITIES		165,722	256,059

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars, except per share data)

		For the year ended December 31,
	Notes	2012	2011	2010
REVENUE:
Time charter revenue		32,197	35,559	28,860

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	14	(4,450)	(3,283)	(2,152)
Vessel operating expenses	14	(10,400)	(7,967)	(5,887)
Depreciation	5	(11,255)	(10,180)	(7,367)
Depreciation of dry docking costs	5	(763)	(318)	(410)
Amortization of fair value of time charter attached to vessels	5	(1,823)	(779)	-
Administrative expenses	15	(1,869)	(2,078)	(2,310)
Administrative expenses payable to related parties	4	(598)	(1,150)	(1,066)
Share based payments	13	(977)	(364)	(311)
Impairment loss	5	(80,244)	-	-
Gain on sale of vessels		-	-	7
Other expenses, net		(68)	(124)	(35)

Operating (loss)/profit before financing activities		(80,250)	9,316	9,329

Interest income from bank balances and bank deposits		47	52	247
Interest expense and finance costs	16	(3,358)	(2,821)	(2,133)
Gain/(loss) on derivative financial instruments	18	693	369	(570)
Foreign exchange gains/(losses), net		64	9	(870)
Total finance costs, net		(2,554)	(2,391)	(3,326)

TOTAL (LOSS)/PROFIT FOR THE YEAR		(82,804)	6,925	6,003
Other Comprehensive Income		-	-	-
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR		(82,804)	6,925	6,003

(Loss)/earnings per share (U.S.$):
- Basic (loss)/earnings per share for the year	11	(8.22)	0.80	0.83
- Diluted (loss)/earnings per share for the year	11	(8.22)	0.79	0.82

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. Dollars, except share and per share data)

	Issued share	Share	(Accumulated Deficit)/
	Capital	Premium	Retained	Total
	(note 10)	(note 10)	Earnings	Equity
Balance at January 1, 2010	29	88,516	24,913	113,458
Profit for the year	-	-	6,003	6,003
Other comprehensive income	-	-	-	-
Total comprehensive income for the year	-	-	6,003	6,003
Share based payment (note 13)	-	301	10	311
Dividends paid (note 17)	-	-	(1,984)	(1,984)
Balance at December 31, 2010	29	88,817	28,942	117,788
Profit for the year	-	-	6,925	6,925
Other comprehensive income	-	-	-	-
Total comprehensive income for the year	-	-	6,925	6,925
Proceeds from public offering (note 10)	11	21,989	-	22,000
Transaction costs (note 10)	-	(1,952)	-	(1,952)
Share based payment (note 13)	-	375	(11)	364
Dividends paid (note 17)	-	-	(5,106)	(5,106)
Balance at December 31, 2011	40	109,229	30,750	140,019
Loss for the year	-	-	(82,804)	(82,804)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the year	-	-	(82,804)	(82,804)
Share based payment (note 13)	1	524	452	977
Dividends paid (note 17)	-	-	(3,010)	(3,010)
Balance at December 31, 2012	41	109,753	(54,612)	55,182

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

		For the year ended December 31,
	Notes	2012	2011	2010
Cash flows from operating activities:
(Loss)/profit for the year		(82,804)	6,925	6,003
Adjustments for:
Depreciation	5	11,255	10,180	7,367
Depreciation of deferred dry docking costs	5	763	318	410
Amortization of fair value of time charter attached to vessels	5	1,823	779	-
Payment of deferred dry docking costs	5	(941)	(485)	(19)
Gain on sale of vessels		-	-	(7)
Impairment loss	5	80,244	-	-
Provision for staff retirement indemnities	2.19	11	10	13
(Gain)/loss on derivative financial instruments	18	(693)	(369)	570
Interest expense and finance costs	16	3,358	2,821	2,133
Interest income		(47)	(52)	(247)
Foreign exchange (gains)/losses, net		(3)	(10)	36
Share based payment	13	977	364	311
(Increase)/decrease in:
Trade receivables, net		658	(1,105)	55
Inventories		(104)	(87)	(112)
Prepayments and other assets		(621)	(689)	(149)
Increase/(decrease) in:
Trade accounts payable		775	(401)	188
Accrued liabilities and other payables		(91)	524	(385)
Deferred revenue		(190)	1,051	15
Net cash generated from operating activities		14,370	19,774	16,182
Cash flows from investing activities:
Vessel acquisitions	5	-	(61,774)	(106,084)
Vessel improvements	5	(345)	-	-
Net proceeds from sale of vessels		-	-	33,037
Purchases of office furniture and equipment		(49)	(53)	(26)
Interest received		53	45	354
Net cash used in investing activities		(341)	(61,782)	(72,719)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	12	-	37,000	62,170
Repayment of long-term debt		(5,425)	(22,296)	(36,082)
Pledged bank deposits	3	-	(1,000)	5,000
Proceeds from issuance of share capital net of transaction costs		-	20,048	-
Payment of financing costs		-	(240)	(200)
Dividends paid	17	(3,010)	(5,106)	(1,984)
Interest paid		(3,245)	(2,725)	(1,870)
Net cash (used in)/generated from financing activities		(11,680)	25,681	27,034
Net increase/(decrease) in cash and cash equivalents		2,349	(16,327)	(29,503)
Foreign exchange gains/(losses) on cash and bank deposits		3	10	(36)
Cash and cash equivalents at the beginning of the year	3	7,301	23,618	53,157
Cash and cash equivalents at the end of the year	3	9,653	7,301	23,618

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006 under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010 Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010 Globus shares were effectively delisted from AIM. On June 30, 2011 Globus completed its first follow-on public offering in the United States under the Securities Act of 1933, as amended, the net proceeds of which amounted to $20,048 (note 10).

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements also include the financial statements of the following vessel-owning subsidiaries, all wholly owned by the Company as of December 31, 2012, 2011 and 2010:

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

The consolidated financial statements as of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012, were approved for issuance by the Board of Directors on April 29, 2013.

2.	Basis of Preparation and Significant Accounting Policies

2.1	Basis of Preparation: The consolidated financial statements have been prepared on a historical cost basis, except for vessel classified as held for sale and derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ 000s) except when otherwise indicated.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations:

The accounting policies adopted are consistent with those of the previous financial year except for the following amended IFRS which have been adopted by the Company as of 1 January 2012:

➢	IFRS 7 Financial Instruments: Disclosures (Amended) - Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the financial statements to understand the relationship with their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of, and risks associated with such involvement. The Company does not have any assets with these characteristics so there has been no effect on the presentation of its financial statements.

➢	IAS 12 Income Taxes- Recovery of Underling Assets (Amendment)

The amendment clarifies the determination of deferred tax on investment property measured at fair value. The amendment introduces a reputable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 should always be measured on a sale basis of the assets. The amendment is effective for annual periods beginning on or after January 1, 2012. This amendment did not have an impact on Company’s financial position, performance or its disclosures.

Standards issued but not yet effective and not early adopted:

•	IAS 1 Financial Statement Presentation – Presentation of items of Other Comprehensive Income (“OCI”): The amendment is effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and is not expected to have an impact on the Company’s financial position or performance.

•	IAS 19 Employee Benefits (Amendment): The amendment becomes effective for annual periods beginning on or after January 1, 2013. The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and rewording. The amendment is not expected to have a material impact on the Company’s financial position or performance.

•	IAS 27 Separate Financial Statements (as revised in 2011): The amendment becomes effective for annual periods beginning on or after January 1, 2013. As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities and associates in separate financial statements. The Company does not present separate financial statements.

•	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011): The amendment becomes effective for annual periods beginning on or after January 1, 2013. As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in additions to associates. The amendment is not expected to have an impact on the Company’s financial position or performance.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2 Standards amendments and interpretations (continued)

•	IAS 32 Financial Instruments: Presentation (Amended) - Offsetting Financial Assets and Financial Liabilities: The amendment is effective for annual periods beginning on or after January 1, 2014. This amendment clarifies the meaning of “currently has a legally enforceable right to set-off” and also clarifies the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments to IAS 32 are to be retrospectively applied. Earlier application is permitted. However, if an entity chooses to early adopt, it must disclose that fact and also make the disclosures required by the IFRS 7 Offsetting Financial Assets and Financial Liabilities amendments. This amendment affects presentation only and has no impact on financial position or performance of the Company.

•	IFRS 7 Financial Instruments: Disclosures (Amended) - Offsetting Financial Assets and Financial Liabilities: The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment introduces common disclosure requirements. These disclosures would provide users with information that is useful in evaluating the effect or potential effect of netting arrangements on an entity’s financial position. The amendments to IFRS 7 are to be retrospectively applied. The Company is in the process of assessing the impact of the amendment on the financial position or performance of the Company.

•	IFRS 9 Financial Instruments – Classification and Measurement: The new standard is effective for annual periods beginning on or after 1 January 2015. IFRS 9, as issued, reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 10 Consolidated Financial Statements: This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements. It also includes the issues raised in SIC-12 Consolidation-Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 11 Joint Arrangements: This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC- 13 Jointly-Controlled Entities- Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (‘JCE’s’) using proportionate consolidation. Instead, JCE’s that meet the definition of joint venture must be accounted for using the equity method. The application of this new standard is not expected to have an impact on the financial position or performance of the Company.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.2 Standards amendments and interpretations (continued)

•	IFRS 12 Disclosure of Involvement with Other Entities: This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 13 Fair Value Measurement: This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Company is currently assessing the impact that this standard will have on the financial position and performance.

•	IFRIC Interpretation 20 Stripping Costs in the Production Phase of a Surface Mine: The interpretation is effective for annual periods beginning on or after January 1, 2013.This interpretation only applies to stripping costs incurred in surface mining activity during the production phase of the mine ('production stripping costs'). Costs incurred in undertaking stripping activities are considered to create two possible benefits a) the production of inventory in the current period and/or b) improved access to ore to be mined in a future period (striping activity asset). Where cost cannot be specifically allocated between the inventory produced during the period and the stripping activity asset, IFRIC 20 requires an entity to use an allocation basis that is based on a relevant production measure. Early application is permitted. The application of this interpretation will not have an impact on the financial position or performance of the Company as it is not involved in mining activities.

•	The IASB has issued the Annual Improvements to IFRSs – 2009 – 2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. The annual improvements project provides a mechanism for making necessary, but non-urgent, amendments to IFRS. The effective date for the amendments is for annual periods beginning on or after 1 January 2013. The below stated improvements are not expected to have an impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IAS 1 Presentation of Financial Statements: This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative period is the previous period.
➢	IAS 16 Property, Plant and Equipment: This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.
➢	IAS 32 Financial Instruments, Presentation: This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.
➢	IAS 34 Interim Financial Reporting: The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

•	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12): The guidance is effective for annual periods beginning on or after 1 January 2013. The IASB issued amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. The amendments change the transition guidance to provide further relief from full retrospective application.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations (continued)

Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)(continued)

The date of initial application in IFRS 10 is defined as ‘the beginning of the annual reporting period in which IFRS 10 is applied for the first time’. The assessment of whether control exists is made at ‘the date of initial application’ rather than at the beginning of the comparative period. If the control assessment is different between IFRS 10 and IAS 27/SIC-12, retrospective adjustments should be determined. However, if the control assessment is the same, no retrospective application is required. If more than one comparative period is presented, additional relief is given to require only one period to be restated. For the same reasons IASB has also amended IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide transition relief. The application of this amendment is not expected to have an impact on the financial position or performance of the Company.

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27): The amendment is effective for annual periods beginning on or after 1 January 2014. The amendment applies to a particular class of business that qualify as investment entities. The IASB uses the term ‘investment entity’ to refer to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organisations, venture capital organisations, pension funds, sovereign wealth funds and other investment funds. Under IFRS 10 Consolidated Financial Statements, reporting entities were required to consolidate all investees that they control (i.e. all subsidiaries). The Investment Entities amendment provides an exception to the consolidation requirements in IFRS 10 and requires investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendment also sets out disclosure requirements for investment entities. The application of this amendment is not expected to have an impact on the financial position or performance of the Company.

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

➢	Non-current assets classified as held for sale: By a board of directors resolution on December 4, 2012, the Company decided to actively market for sale the vessel m/v Tiara Globe. The Company considered that the vessel met the criteria to be classified as held for sale at that date for the following reasons:

•	The sale was considered to be highly probable and
•	the vessel was available for immediate sale in its present condition.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2    Basis of Preparation and Significant Accounting Policies (continued)

2.3 Significant accounting Judgments, estimates and assumptions (continued)

➢	Allowance for doubtful trade receivables: Provisions for doubtful trade receivables are recorded based on management’s expectations on future trade receivables recoveries.

Estimates and assumptions: The key assumptions concerning the future and other key sources of estimation uncertainty at the financial position date that have a significant risk of causing a significant adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their salvage value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2012. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows and the growth rate used for extrapolation. See note 2.13 and 5.

➢	Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is depended on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including, expected volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 13.

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters, bareboat charter and spot charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income as explained in note 2.23 below. Associated voyage expenses, which primarily consist of commissions, are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

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

Vessel operating expenses: Vessel operating expenses are accounted for on an accruals basis.

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, because the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign exchange gains/ (losses), net in the consolidated statement of comprehensive income.

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7	Trade receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade receivables are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The provision for doubtful accounts at December 31, 2012 was $331 (2011:$nil).

2.8	Inventories: Inventories consist of lubricants and gas cylinders and are stated at the lower of cost or net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e., amounts received from the seller of the vessels until date of delivery is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Historically changes in residual values have not resulted in material changes to the Company’s depreciation charge.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease, it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income.

2.13	Impairment of long-lived assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive income. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. See note 5

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortization process.

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

2.16	Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive income as incurred except borrowing costs that relate to a qualifying asset.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.16	Borrowing costs (continued)

A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised. For the years ended December 31, 2012, 2011 and 2010, the Company had no qualifying assets.

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by length of ship employment for its customers i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies owned by Globus is under short-term contracts (usually up to nine months) and, accordingly, no one is liable for any pension or post retirement benefits payable to the crew.

Provision for employees’ severance compensation: The Greek employees, of the Company are bound by the Greek Labour law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees’ remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability, an amount of $77 as at December 31, 2012 (2011:$66), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

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

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Company’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

(ii)	Financial liabilities: A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and, the difference in the respective carrying amounts is recognised in profit or loss.

2.22	Leases – where the Company is the lessee: Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement component of the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

2.23	Leases – where an entity is the lessor: Leases of vessels where the entity does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognised on a straight-line basis over the lease term. Contingent rents are recognised as revenue in the period in which they are earned.

2.24	Insurance: The Company recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.25	Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.26	Share capital: Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds.

2.27	Dividends: Dividends to shareholders are recognised in the period in which the dividends are declared and appropriately authorised and are accounted for as dividends payable until paid.

2.28	Derivative financial instruments at fair value through profit and loss: Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Historically, the Company’s derivative financial instruments have not qualified for hedge accounting, therefore changes in the fair value of these instruments are recognised immediately in the income statement component of the consolidated statement of comprehensive income.

2.29	Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the carrying amount exceeds fair value less costs to sell, the Company recognises a loss under impairment loss in the income statement component of the consolidated statement of comprehensive income. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized. Refer to note 5.

3	Cash and bank balances and bank deposits

For the purpose of the consolidated statement of financial position, cash and bank balances and bank deposits comprise the following:

	December 31,
	2012	2011
Cash on hand	13	3
Bank balances	1,278	841
Bank deposits	10,362	8,457
Total	11,653	9,301

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

The fair value of cash and bank balances and bank deposits as at December 31, 2012 and 2011 was $11,653 and $9,301 respectively.

As at December 31, 2012 and 2011, the Company had pledged a part of its bank deposits in order to fulfil collateral requirements. Refer to notes 12 and 18 for further details.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

3	Cash and bank balances and bank deposits (continued)

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	December 31,
	2012	2011
Cash and bank balances and bank deposits	11,653	9,301
Less: pledged bank deposits	(2,000)	(2,000)
Cash and cash equivalents	9,653	7,301

4	Transactions with Related Parties

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 4,724,475 common shares through Firment Trading Limited, a Cypriot company controlled by Mr Feidakis, and 480,000 common shares through F.G. Europe S.A. a Greek company listed on the Athens Exchange in which Mr Feidakis acts as the chairman of the Board of Directors and holds the majority of the outstanding shares. As at December 31, 2012 and 2011, Mr Feidakis beneficially owned 51.0% and 51.5%, respectively, of Globus’ shares. The remaining percentage of shares is widely held. The following are the major transactions which have been entered into with related parties during the years ended December 31, 2012, 2011 and 2010:

On August 20, 2006, Globus Shipmanagement Corp. entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (a company related through common control). Rental expense is Euro 14,578 ($19) per month up to August 20, 2015. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The rental agreement runs for 9 years and can be terminated by the Company with 6 months notice. During the years ended December 31, 2012, 2011 and 2010, rent expense was $226, $243 and $232, respectively. The expense is recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties.

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

In November 2010, Globus entered into a registration rights agreement with Firment Trading Limited and Kim Holdings S.A., pursuant to which Globus’ granted to them and their affiliates (including Mr. George Feidakis and Globus chief executive officer) and certain of their transferees, the right, under certain circumstances and subject to certain restrictions to require Globus to register under the Securities Act of 1933, common shares held by them.

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

In October 2011 Globus Shipmanagement Corp. hired a close family member of the Company’s ultimate controlling party. That person does not currently hold a managerial position and his annual gross compensation is approximately Euro38,000 ($48). During the years ended December 31, 2012 and 2011 total gross compensation was $48 and $10 respectively. The expense is recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2012	2011	2010
Short-term employee benefits	145	145	124
Share based payments (note 13)	40	41	31
Total	185	186	155

Compensation to the Company’s executive directors is analysed as follows:

	For the year ended December 31,
	2012	2011	2010
Short-term employee benefits	179	752	710
Share based payments (note 13)	834	205	173
Total	1,013	957	883

Short-term employee benefits are recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessel cost	Vessel depreciation	Dry docking costs	Depreciation of dry docking costs	Fair value of time charter attached	Amortization of fair value of time charter attached	Net Book Value
Balance as of January 1, 2010	153,152	(60,396)	1,381	(971)	-	-	93,166
Additions	106,084	-	19	-	-	-	106,103
Depreciation & Amortization	-	(7,353)	-	(410)	-	-	(7,763)
Balance at December 31, 2010	259,236	(67,749)	1,400	(1,381)	-	-	191,506
Additions	56,574	-	1,035	-	4,650	-	62,259
Depreciation & Amortization	-	(10,161)	-	(318)	-	(779)	(11,258)
Balance at December 31, 2011	315,810	(77,910)	2,435	(1,699)	4,650	(779)	242,507
Vessel improvements	345	-	941	-	-	-	1,286
Impairment loss	(80,244)	-	-	-	-	-	(80,244)
Vessels classified as held for sale	(8,784)	-	(92)	-	-	-	(8,876)
Depreciation & Amortization	-	(11,227)	-	(763)	-	(1,823)	(13,813)
Balance at December 31, 2012	227,127	(89,137)	3,284	(2,462)	4,650	(2,602)	140,860

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

5	Vessels, net (continued)

For the purpose of the consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2012	2011	2010
Depreciation on vessel cost	11,227	10,161	7,353
Depreciation on office furniture and equipment	28	19	14
Total	11,255	10,180	7,367

Pursuant to a board of director’s resolution on December 4, 2012, the Company decided to actively market for sale the vessel m/v Tiara Globe. The Company considered that the vessel met the criteria described in note 2.29 to be classified as held for sale and measured at the lower of its carrying amount and fair value less cost to sell. In this respect, the Company recognized an impairment loss of $24,443.

As of December 31, 2012 the Company performed an assessment on whether there is an indication that a vessel may be impaired. Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows were determined by considering an estimate daily time charter equivalent (based on the most recent blended (for modern and older vessels) average historical one-year time charter rate available for each type of vessel) assuming an annual growth rate as published by the International Monetary Fund, over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels maintenance and vessel operating expenses assuming an average annual inflation rate of approximately 4%. In the impairment test exercise conducted at year end we used historical ten-year blended average one-year time charter rates substituting for the years 2007 and 2008 that were considered as extreme values, with the years 2001 and 2002. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 91% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy. As of December 31, 2012, the Company concluded that the recoverable amount of the following vessels was lower than their carrying amounts and recognized an impairment loss of $55,801.

Vessels	Impairment loss
m/v River Globe	23,978
m/v Star Globe	7,439
m/v Sky Globe	6,820
m/v Jin Star	7,921
m/v Sun Globe	2,902
m/v Moon Globe	6,741
Total	55,801

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

5	Vessels, net (continued)

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

These amounts are amortized on a straight line basis over the remaining term of the respective time charters which is June 2013, for m/v Moon Globe and January 2015, for m/v Sun Globe. Amortization for the year was included in the income statement component of the consolidated statement of comprehensive income under amortization of fair value of time charter attached to vessels.

The Company estimated, as of the date of acquisition of the vessels’ an aggregate amount of $300 for m/v Moon Globe and $250 for m/v Sun Globe, representing the component of the cost of the purchase price of the vessel that relates to regular major inspections. These amounts were included in dry-docking costs.

During the year ended December 31, 2010, the Company acquired m/v Star Globe and m/v Sky Globe for a purchase price of US$32,825 each and m/v Jin Star (with a bareboat time charter attached at market terms) for a purchase price of US$41,112.

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in note 12.

6	Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2012	2011
Lubricants (at cost)	594	493
Gas cylinders (at cost)	64	61
Total	658	554

7	Prepayments and other assets

Prepayments and other assets in the consolidated statement of financial position are analysed as follows:

	December 31,
	2012	2011
Insurance claims	225	196
Interest receivable	2	8
Bunkers	2,141	1,620
Other prepayments and other assets	473	402
Total	2,841	2,226

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

8	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2012 and 2011, amounted to $1,720 and $945, respectively. Trade accounts payable are non-interest bearing and are normally settled on 60-day terms.

9	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2012	2011
Accrued interest	118	134
Accrued audit fees	93	67
Other accruals	687	794
Insurance deductibles	117	130
Other payables	84	81
Total	1,099	1,206

•	Interest is normally settled quarterly throughout the year.
•	Other payables are non-interest bearing and are normally settled on monthly terms.

10	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2012	2011	2010
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

Holders of Globus’ common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of Globus’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

At the annual general shareholders meeting which took place on July 28, 2010, the shareholders of Globus approved the transfer of Globus’s place of domicile to the Marshall Islands and the filing of its new Articles of Incorporation and in the Marshall Islands. On November 24, 2010, upon the redomiciliation of Globus to the Marshall Islands, the authorised share capital amounted to 700,000,000 shares analysed as follows: i) 500,000,000 common shares of par value $0.004 each, ii) 100,000,000 Class B common shares of par value $0.001 each and iii) 100,000,000 preferred shares of par value $0.001 each.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

10	Share Capital and Share Premium (continued)

Common Shares issued and fully paid	Number of shares	USD
At January 1, 2010	7,239,043	28,956
Issued during the year (share based compensation note 13)	50,645	203
At December 31, 2010	7,289,688	29,159
Issued during the year – follow-on public offering	2,750,000	11,000
Issued during the year (share based compensation note 13)	60,789	243
At December 31, 2011	10,100,477	40,402
Issued during the year (share based compensation note 13)	107,040	428
At December 31, 2012	10,207,517	40,830

On June 30, 2011 Globus completed its first follow-on public offering in the United States under the Securities Act of 1933, as amended, and issued 2,750,000 common shares the net proceeds of which amounted to $20,048 (gross proceeds of $22,000 less transaction costs of $1,952).

During the years ended December 31, 2012, 2011 and 2010, Globus issued 107,040, 60,789 and 50,645 common shares respectively as share based payments (note 13).

Series A Preferred Shares issued	Number of shares	USD
At January 1, 2012	-	-
Issued during the year (share based compensation note 13)	3,347	3
At December 31, 2012	3,347	3

By a board of directors resolution dated April 20, 2012, 3,347 series A preferred shares were issued to Company’s two executive officers as share based payment (note 13). The holders of Company’s series A preferred shares are entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of Company’s Remuneration Committee, in its sole discretion. Company’s board of directors or Remuneration Committee will determine whether funds are legally available under the Marshall Islands Business Corporations Act (“BCA”) for such dividend. Any accrued but unpaid dividends will not bear interest. Except as may be provided in the BCA, holders of our series A preferred shares do not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our series A preferred shares will be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our series A preferred shares are not convertible into any of our other capital stock.

As of December 31, 2012 and 2011, no Class B shares have been issued.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in note 13. Accordingly at December 31, 2012, 2011 and 2010, Globus share premium amounted to $109,753, $109,229 and $88,817, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

11	(Loss) / earnings per Share

Basic (loss)/earnings per share (“LPS”/ ‘‘EPS’’) is calculated by dividing the net (loss)/profit for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted (loss)/earnings per share is calculated by dividing the net (loss)/profit attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares.

The following reflects the (loss)/ earnings and share data used in the basic and diluted loss per share computations:

	For the year ended December 31,
	2012	2011	2010
Net (loss)/profit for the year	(82,804)	6,925	6,003
Less: Dividends on preferred shares (note 17)	(526)	-	-
Net (loss)/profit attributable to common equity holders	(83,330)	6,925	6,003
Weighted average number of shares for basic EPS	10,142,979	8,688,543	7,243,340
Effect of dilution:
Effect of shares awarded treated as options “LTIP” (note 13)	-	49,901	96,881
Weighted average number of shares adjusted for the effect of dilution	10,142,979	8,738,444	7,340,221

12	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Globus Maritime Limited	52,000	(117)	51,883
(b)	Kelty Marine Ltd.	21,650	(177)	21,473
(c)	Artful Shipholding S.A. & Longevity Maritime Limited	32,279	(116)	32,163

	Total at December 31, 2012	105,929	(410)	105,519
	Less: Portion associated with vessel classified as held for sale	6,710	-	6,710
	Less: Current Portion	20,190	(116)	20,074
	Long-Term Portion	79,029	(294)	78,735

	Total at December 31, 2011	111,354	(539)	110,815
	Less: Current Portion	5,425	(128)	5,297
	Long-Term Portion	105,929	(411)	105,518

(a)	In November 2007, the Company entered into a secured reducing revolving credit facility for $120,000 with a bank for the purpose of financing vessel acquisitions as well as for working capital purposes. The facility is in the name of Globus Maritime Limited as borrower and is guaranteed by the vessel owning subsidiaries of m/v Tiara Globe, m/v River Globe, m/v Star Globe and m/v Sky Globe collateralized by first preferred mortgages over their vessels.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

This reducing revolving credit facility bears interest at LIBOR plus a margin of 0.95% per annum if the market values of the mortgaged vessels are less than 200% of the outstanding loan balance and 0.75% per annum if the market values of the mortgaged vessels are more than 200% of the outstanding loan balance. The balance outstanding as of December 31, 2012 was $52,000 payable in 6 semi-annual installments, one of $3,500 and five of $4,500 starting May 2013, as well as a balloon payment of $26,000 due together with the 6th and final installment due in November 2015. As of December 31, 2012 there was no amount available to be drawn under the revolving credit facility.

On December 4, 2012, the Company decided to actively market for sale the vessel m/v Tiara Globe and considered that the vessel met the criteria to be classified as held for sale.

The portion of the long-term debt associated with the vessel classified as held for sale amounts to $6,710 and is classified as current liability included in the consolidated statement of financial position under long-term borrowings associated with vessel classified as held for sale.

The loan is secured as follows:

•	First preferred mortgage over: m/v Tiara Globe, m/v River Globe, m/v Star Globe and m/v Sky Globe.
•	Guarantees from the owning companies of these vessels.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.
•	General pledge of earnings account or any other accounts to be held with the lender.

The credit facility contains various covenants requiring us among other things to ensure that:

➢	the aggregate market value of the mortgaged vessels at all times is or exceeds 133% of the outstanding balance under the facility, minus the aggregate amount, if any, standing to the credit of Company’s operating accounts or any bank accounts opened with the lender, which are subject to an encumbrance in favor of the lender and designated as a “security account” by the lender for purposes of the credit facility;

➢	the ratio of Company’s consolidated market adjusted net worth to Company’s total assets will not be less than 35%;

➢	Globus maintain consolidated cash and cash equivalents, including any undrawn commitments so long as such undrawn amount would not trigger an event of default not less than the greater of (1) $10.0 million; and (2) the sum determined by the bank to be the aggregate of the total principal amount of all borrowed money and interest accruing thereon, payable by the Company and which falls due in the six-month period commencing on any relevant day;

➢	Mr. Feidakis maintains at least 35% of Company’s total issued voting share capital; and

➢	Globus will be permitted to pay dividends on its common shares in respect of any of our financial quarters so long as Globus is not in default on the credit facility at the time of the declaration or payment of the dividends and nor would a default occur as a result of the declaration or payment of such dividend.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

During December 2012, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the credit facility valid for the period from December 28, 2012 to March 31, 2014 (“the waiver period”) as listed below:

➢	the aggregate market value of the mortgaged vessels at all times is or exceeds 110% of the outstanding balance under the facility, minus the aggregate amount, if any, standing to the credit of the Company’s operating accounts or any bank accounts opened with the lender, which are subject to an encumbrance in favor of the lender and designated as a “security account” by the lender for purposes of the credit facility.

➢	fully waive during the waiver period the requirement that the ratio of the Company’s consolidated market adjusted net worth to its total assets not being less than 35%.

➢	Globus to maintain consolidated cash and cash equivalents, to be not less than the greater of (1) $5.0 million; and (2) the sum determined by the bank to be the aggregate of the total principal amount of all borrowed money and interest accruing thereon, payable by the Company and which falls due in the six-month period commencing on any relevant day.

➢	Globus is not permitted to pay dividends on its common shares during the waiver period.

➢	during the waiver period the facility to bear interest at LIBOR plus a margin of 2.10%.

As of December 31, 2012, Globus was in compliance with the amended loan covenants.

(b)	In June 2010, Kelty Marine Ltd entered into a loan agreement for $26,650 with a bank for the purpose of part financing the acquisition of m/v Jin Star. The loan facility is in the name of Kelty Marine Ltd as the borrower and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 2.25% if the ratio of the outstanding loan to the market value of m/v Jin Star and any additional security provided at the time being, plus any amount of minimum free liquidity maintained with the bank (Loan to Value ratio, “LtV”) is less than 45%, a margin of 2.40% if the LtV is equal to or exceeds 45% but is less than or equal to 60%, a margin of 2.50% if the LtV exceeds 60% but is less than or equal to 70% and a margin of 2.75% if the LtV exceeds 70%. The balance outstanding at December 31, 2012, was $ 21,650 payable in 18 equal quarterly installments of $500 starting March 2013, as well as a balloon payment of $12,650 due together with the 18th and final installment due in June 2017.

The loan is secured as follows:

•	First preferred mortgage over m/v Jin Star.
•	Guarantees from the vessel owning company and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessel as well as of the bareboat charter agreement attached to the vessel.

The loan agreement contains various covenants requiring Kelty Marine Ltd to, amongst others things, ensure that

➢	Kelty Marine Ltd does not undergo a change of control.

➢	the ratio of the Company’s shareholders’ equity to total assets is not less than 25%.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

➢	the Guarantor must have a minimum equity of $50 million.

➢	the market value of each vessel and any additional security provided, including the minimum liquidity of $1,000 with the bank, is or exceeds 130% of the loan balance outstanding.

➢	the Borrower and or the Guarantor to maintain at the end of each accounting period and all other times during the security period, cash and bank balances and bank deposits of at least $1,000 with the bank.

As of December 31, 2012, the Company was not in compliance with the security value requirement that requires the market value of the m/v Jin Star and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the loan agreement.

In such circumstances, upon request from the lender, the Company will have to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which would amount to $5,765. The amount is classified in the consolidated statement of financial position under current portion of long term-borrowings.

(c)	In June 2011, Artful Shipholding S.A. and Longevity Maritime Limited entered into a loan agreement for up to $40,000 with a bank for the purpose of part financing the acquisition of m/v Moon Globe and m/v Sun Globe. The loan facility is in the names of Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 2.5%.

On June 22, 2011, Artful Shipholding S.A. drew down $19,000 (“tranche” (A)), for the purpose of part financing the acquisition of m/v Moon Globe. The balance outstanding of tranche (A) at December 31, 2012, was $16,360 payable in 24 equal quarterly installments of $440 starting March 2013, as well as a balloon payment of $5,800 due together with the 24th and final installment due in December 2018.

On September 14, 2011, Longevity Maritime Limited drew down $18,000 (“tranche” (B)) for the purpose of part financing the acquisition of m/v Sun Globe. The balance outstanding of tranche (B) at December 31, 2012, was $15,919 payable in 25 equal quarterly installments of $416 starting March 2013, as well as a balloon payment of $5,513 due together with the 25th and final installment due in March 2019. In accordance with the agreement reached during December 2012 as described below, the Company prepaid on April 9, 2013, $1,000 to be applied to the balloon.

The loan is secured as follows:

•	First preferred mortgage over m/v Moon Globe and m/v Sun Globe.
•	Guarantees from the vessel owning companies and from Globus Maritime Limited.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

The loan agreement contains various covenants requiring the vessels owning companies to, amongst others things, ensure that

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 120% of the outstanding balance under the loan agreement less any cash up to $1,000 held in the operating accounts pledged to the lender during the first two years and 130% thereafter.

➢	the ratio of the Company’s market adjusted net worth to total assets must be greater than 35%.

➢	the company maintain a minimum market adjusted net worth of more than $50,000.

➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $500 in an account pledged to the Bank, and

➢	a minimum liquidity of the lesser of $10,000 and $1,000 per vessel owned by the Company.

During December 2012, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the loan agreement valid for the period from December 31, 2012 to March 31, 2014 (“the waiver period”) as listed below:

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 107% of the outstanding balance under the loan agreement less any cash up to $1,000 held in the operating accounts pledged to the lender.

➢	a quarterly cash sweep mechanism with effect from April 12, 2013 will be implemented on all vessels mortgaged under this loan agreement on an individual vessel basis until the security value exceeds 130% of the loan outstanding. Under this mechanism all earnings of these vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as applied to the balloon payment of the relevant tranche.

➢	the company maintain a minimum market adjusted net worth of more than $20,000.

➢	The Company to maintain minimum liquidity of $5,000.

➢	the ratio of the Company’s market adjusted net worth to total assets must be greater than 15%.

➢	The above amendments were subject to $1,000 prepayment, paid on April 9, 2013, which is classified in the consolidated statement of financial position under current portion of long-term debt, as upon the execution of the supplemental agreement to be applied to the balloon.

➢	Globus is not permitted to pay dividends on its common shares during the period of the amendment, and is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $500 per fiscal year.

As of December 31, 2012 Globus was in compliance with the amended loan covenants.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

The contractual annual loan principal payments per bank loan (excluding the liabilities associated with the vessel held for sale) to be made subsequent to December 31, 2012 are as follows:

	Bank Loan				Total
	(a)	(b)	(c)
December 31			tranche (A)	tranche (B)
2013	8,000	7,765	2,260	2,165	20,190
2014	9,000	2,000	1,760	1,665	14,425
2015	35,000	2,000	1,760	1,665	40,425
2016	-	2,000	1,760	1,665	5,425
2017	-	7,885	1,760	1,665	11,310
2018 and thereafter	-	-	7,060	7,094	14,154
Total	52,000	21,650	16,360	15,919	105,929

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2011 were follows:

	Bank Loan				Total
	(a)	(b)	(c)
December 31			tranche (A)	tranche (B)
2012	-	2,000	1,760	1,665	5,425
2013	8,000	2,000	1,760	1,665	13,425
2014	9,000	2,000	1,760	1,665	14,425
2015	35,000	2,000	1,760	1,665	40,425
2016	-	2,000	1,760	1,665	5,425
2017 and thereafter	-	13,650	9,320	9,259	32,229
Total	52,000	23,650	18,120	17,584	111,354

The weighted average interest rate for the years ended December 31, 2012, 2011 and 2010 are 2.12%, 1.69% and 1.46%, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

13 Share Based Payment

Share based payment comprise the following:

	Common shares	Preferred shares	Share premium	Retained earnings
Year 2012
Non executive directors payment	15,780	-	40	-
Share bonus to executive directors	39,128	-	181	-
Series A Preferred shares issued	-	3,347	-	230
“2009 LTIP” shares issued	52,132	-	303	(17)
“2012 LTIP” accrued current year	-	-	-	239
Balance at December 31, 2012	107,040	3,347	524	452

Year 2011
Non executive directors payment	7,800	-	51	(10)
“2009 LTIP” shares issued	52,989	-	324	(17)
“2009 LTIP” accrued current year	-	-	-	16
Balance at December 31, 2011	60,789	-	375	(11)

Year 2010
Non executive directors payment	2,822	-	22	9
“2009 LTIP” shares issued	47,823	-	279	(17)
“2009 LTIP” accrued current year	-	-	-	17
“2009 LTIP” portion forfeited	-	-	-	1
Balance at December 31, 2010	50,645	-	301	10

•	For the year ended December 31, 2012:

Non executive director’s payments:

Refers to the common shares issued or accrued during the year to our non executive directors pursuant to their letters of appointment.

Share Bonus to executive directors

By a board of directors resolution dated February 22, 2012 it was decided to allot 39,128 common shares of Globus to our two executive officers as bonus payment for services rendered. The Company recorded an expense of $181 equal to the fair (market) value of the shares as at February 22, 2012 (“the grant date”), which is included in the consolidated statement of comprehensive income, under share based payments, with a corresponding increase in equity under share capital and share premium. All shares were issued and allotted on February 22, 2012.

Series A Preferred shares:

Pursuant to a board of directors resolution dated April 20, 2012, 3,347 shares of Series A Preferred shares were granted to Globus’s two executive officers. The holders of Globus’s shares of Series A Preferred stock are entitled to receive dividends payable in cash in an amount per share to be determined by a unanimous resolution of Globus’s Remuneration Committee, in its sole discretion. The Company considers that the issuance of Series A Preferred shares to its executive officers falls under the scope of “IFRS 2 share-based payments” and is considered to be an equity settled share based transaction with employees. The fair value of the Series A Preferred shares was calculated using a discounted cash flow model based on the expectation of future cash dividends.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

13	Share Based Payment (continued)

The Company recognised an expense of $230 equal to the estimated fair value of the Series A Preferred stock at the grant date which is included in the consolidated statement of comprehensive income, under share based payments, with a corresponding increase in equity under retained earnings. All Series A Preferred shares were issued during April 2012.

Long Time Incentive Plan (“2009 LTIP”):

On December 10, 2012, the third and last anniversary of the “ 2009 LTIP”, 52,132 common shares of Globus were issued and allotted to the relevant award holders. The fair (market) value of the common shares issued and allotted on December 10, 2012, was $303.

Long Time Incentive Plan (“2012 LTIP”):

By a board of directors resolution dated February 22, 2012 it was decided to grand two conditional equity settled awards to the Globus’s two executive officers:

a) A conditional equity settled award of 51,729 and 19,214 common shares of Globus was granted to Globus’s chief executive officer and chief financial officer respectively subject to i) the award holders continuing service until the end of the award period which is defined to be from January 1, 2011 to December 31, 2013, ii) 100% of the shares granted will vest at the end of the award period if the average total shareholders return (TSR) during the award period is calculated to be equal or over 10% and prorated if TSR is calculated to be less than 10%, iii) 100% of the shares granted will vest if the average net income of the Company during the award period is 10 times the value of the shares granted valued at the starting price of $9.06 per share (the target amount) and prorated for average net income achieved below the target amount. From February 22, 2012 to December 31, 2012 the Company recognised an accrued expense of $48 in the income statement component of the consolidated statement of comprehensive income with a corresponding increase in equity under retained earnings.

b) A conditional equity settled award of 137,029 common shares and 50,896 common shares of Globus was granted to its chief executive officer and chief financial officer respectively subject to i) the award holders continuing service until the end of the award period which is defined to be from January 1, 2012 to December 31, 2014, ii) 100% of shares granted will vest at the end of the award period if the average total shareholders return (TSR) during the award period is calculated to be equal or over 10% and prorated if TSR is calculated to be less than 10%, iii) 100% of the shares granted will vest if the average net income of the Company during the award period is 10 times the value of the shares granted valued at the starting price of $3.31 per share (the target amount) and prorated for average net income below the target amount.

From February 22, 2012 to December 31, 2012 the Company recognised an accrued expense of $191 in the income statement component of the consolidated statement of comprehensive income with a corresponding increase in equity under retained earnings.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

13 Share Based Payment (continued)

The fair value of the conditional share based awards described above was estimated at grant date using a Monte Carlo simulation model taking into account the terms and conditions upon which the awards were granted. The following table lists the inputs to the model used for the valuation of the awards under consideration:

	Award (a)	Award (b)
Measurement date	February 22,2012	February 22, 2012
Vesting date	December 31, 2013	December 31, 2014
Share price at measurement date	$4.63 per share	$4.63 per share
Start price	$9.06 per share	$3.31 per share
Risk free rate	0.70%	0.70%
Dividends	$0,885 per share	$0.245 per share
Annual volatility	65.0%	65.0%
Model used	Monte Carlo	Monte Carlo
Fair value	$1,46 per share	$3,40 per share

•	For the year ended December 31, 2011:

Non executive director’s payments:

Refers to the common shares issued or accrued during the year to our non executive directors pursuant to their letters of appointment.

Long Time Incentive Plan (“2009 LTIP”):

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

Non executive director’s payments:

Refers to the common shares issued or accrued during the year to our non executive directors pursuant to their letters of appointment.

Long Time Incentive Plan (“ 2009 LTIP”):

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

14	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statement of comprehensive income consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2012	2011	2010
Commissions	1,268	1,580	1,496
Bunkers expenses	2,374	1,065	382
Other voyage expenses	808	638	274
Total	4,450	3,283	2,152

Vessel operating expenses consisted of:

	For the year ended December 31,
	2012	2011	2010
Crew wages and related costs	5,212	4,119	3,078
Insurance	912	871	597
Spares, repairs and maintenance	2,192	1,322	1,005
Lubricants	746	510	429
Stores	1,094	951	662
Other	244	194	116
Total	10,400	7,967	5,887

15	Administrative Expenses

The amount shown in the consolidated statement of comprehensive income is analysed as follows:

	For the year ended December 31,
	2012	2011	2010
Personnel expenses	1,207	1,284	1,249
Audit fees	130	134	189
Travelling expenses	41	47	12
Consulting fees	149	228	76
Communication	27	37	50
Stationery	4	5	7
NASDAQ registration related expenses	-	-	456
Other	311	343	271
Total	1,869	2,078	2,310

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

16	Interest Expense and Finance Costs

The amounts in the consolidated statement of comprehensive income are analysed as follows:

	For the year ended December 31,
	2012	2011	2010
Interest payable on long-term borrowings	3,130	2,562	1,712
Commitment fees payable on long-term borrowings	15	44	50
Bank charges	41	36	34
Amortization of debt discount	129	112	275
Other finance expenses	43	67	62
Total	3,358	2,821	2,133

17	Dividends paid

Dividends declared and paid during the years ended December 31, 2012, 2011 and 2010 are as follows:

Dividends declared and paid on common shares during the year ended December 31, 2012:

2012	$ per share	$000’s	Date declared	Date Paid
Quarterly dividend for 2011	0.16	1,622	February 28, 2012	March 22, 2012
Quarterly dividend for 2012	0.085	862	May 8, 2012	May 31, 2012
		2,484

Dividends declared and paid on Series A Preferred shares during the year ended December 31, 2012:

2012	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	80.00	268	May 8, 2012	May 8, 2012
2nd Preferred dividend	37.50	125	September 5, 2012	September 5, 2012
3rd Preferred dividend	39.75	133	December 4, 2012	December 4, 2012
		526

Dividends declared and paid on common shares during the year ended December 31, 2011:

2011	$ per share	$000’s	Date declared	Date Paid
Quarterly dividend for 2010	0.16	1,166	February 24, 2011	March 17, 2011
Quarterly dividend for 2011	0.16	1,166	May 5, 2011	May 31, 2011
Quarterly dividend for 2011	0.16	1,166	June 4, 2011	July 28, 2011
Quarterly dividend for 2011	0.16	1,608	October 20, 2011	November 9, 2011
		5,106

Dividends declared and paid on common shares during the year ended December 31, 2010:

2010	$ per share	$000’s	Date declared	Date Paid
Interim dividend for 2010	0.113(GBp 7.3)	818	September 6, 2010	September 24, 2010
Quarterly dividend for 2010	0.16	1,166	December 2, 2010	December 28, 2010
		1,984

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

18	Derivative financial instruments

	December 31,
	2012		2011
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	-	738	-	1,431
Total	-	738	-	1,431

During November 2008, the Globus entered into an interest rate swap agreement of a notional amount of $10,000 effective from November 28, 2008 to November 29, 2013. For the period from November 28, 2008 to November 23, 2010 the Company exchanged 6 month Libor interest rate with a fixed interest rate of 2.40%. On November 23, 2010, the swap counterparty had the option to select either (a) to exchange 6 month Libor interest rate with a fixed interest rate of 3.60%, or (b) to exchange 6 month Libor interest rate with 6 month Libor interest rate minus 20 basis points for the remaining period to maturity. On November 23, 2010, the swap counterparty selected option (a). As at December 31, 2012 and 2011, the aforementioned interest rate swap had a fair value of $283 and $580, respectively, in favor of the swap counterparty.

On June 17, 2010, Globus and the aforementioned swap counterparty entered into a deed of pledge for an amount of $1,000 against all existing, future and contingent claims of the swap counterparty under the interest rate swap agreement.

During November 2008, the Globus entered into an interest rate swap agreement of a notional amount of $15,000 effective from November 28, 2008 to November 28, 2013. For the period from November 28, 2008 to November 29, 2010, Globus, exchanged 3 month Libor interest rate with a fixed interest rate of 2.45%. On November 29, 2010 and for the remaining period to maturity the swap counterparty has the option to select either (a) to exchange 3 month Libor interest rate with a fixed interest rate of 3.64%, or (b) to exchange 3 month Libor interest rate with 3 month Libor interest rate minus 20 basis points. On November 29, 2010, the swap counterparty selected option (a). As at December 31, 2011 and 2010, the aforementioned interest rate swap had a fair value of $455 and $851, respectively, in favor of the swap counterparty.

Gains and losses on interest rate swap contracts for the years ended December 31, 2012, 2011 and 2010 amounted to $693 gain, $ 369 gain and $570 loss respectively. The Company recognizes gains and losses on interest rate swap contracts, in the income statement component of the consolidated statement of comprehensive income in finance costs.

19	Contingencies

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

20	Commitments

The Company enters into time charter and bareboat charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between eight days to twenty five months as of December 31, 2012 and between thirty days to thirty seven months as of December 31, 2011, assuming redelivery at the earliest possible date.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

20	Commitments (continued)

Future gross minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2012 and 2011, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	2012	2011
Within one year	17,567	22,589
After one year but not more than five years	11,123	27,671
Total	28,690	50,260

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2012 and 2011, the Company was a party to an operating lease agreement as lessee (note 4). The operating lease relates to the office premises of the Manager (expiring in August 2015).

The future minimum lease payments under this agreement as of December 31, 2012 and 2011 assuming a Euro: US dollar exchange rate of 1:1.4, were as follows:

	2012	2011
Within one year	247	259
After one year but not more than five years	425	724
Total	672	983

Total rent expense under operating leases for the years ended December 31, 2012 and 2011, amounted to $226 and $243, respectively.

21	Income Tax

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

21	Income Tax (continued)

Application of § 883 of the Code for the year ended December 31, 2012

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

For the period ended December 31, 2012, Globus and its wholly owned subsidiaries deriving income from the operation of international ships are organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus and its relevant subsidiaries have more than 50% of the value of their stock for at least half of the number days of their taxable year indirectly owned in the form of registered shares by one individual residing in a qualified foreign country. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that rely on § 883 for exempting U.S. source income from the international operation of ships would not be subject to U.S. federal income tax for the period ended December 31, 2012. Globus anticipates it and its relevant subsidiaries income will continue to be exempt in the future from U.S. federal income tax. However, in the future, Globus or its subsidiaries may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income.

22	Financial risk management objectives and policies

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

Interest amounts are calculated by reference to an agreed upon notional principal amount. After taking into account the effect of interest rate swaps, approximately 24% of the Company’s borrowings as at December 31, 2012 and 22% as of December 31, 2011, were at a fixed rate of interest.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

22	Financial risk management objectives and policies (continued)

Interest rate risk (continued)

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s profit. There is no impact on the Company’s equity.

	Increase/Decrease in basis points	Effect on profit

2012
$ Libor	+15	(128)
	-20	171
2011
$ Libor	+15	(116)
	-20	155

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s profit due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2012 and 2011 was not material.

	Change in rate	Effect on profit

2012	+10%	$16
	-10%	(16)

2011	+10%	$36
	-10%	(36)

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

22	Financial risk management objectives and policies (continued)

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2012, 2011 and 2010:

	2012	%	2011	%	2010	%
A	6,574	20%	3,430	10%	-	-
B	5,644	18%	1,705	5%	596	2%
C	5,216	16%	5,201	15%	2,723	9%
D	4,503	14%	1,547	4%	-	-
E	1,753	5%	5,150	14%	-	-
F	1,283	4%	9,338	26%	11,239	39%
G	-	-	-	-	4,195	15%
Other	7,224	22%	9,188	26%	10,107	35%
Total	32,197	100%	35,559	100%	28,860	100%

Liquidity risk

The Company mitigates liquidity risk by managing cash generated by its operations, applying cash collection targets appropriately. The vessels are normally chartered under time-charter, bareboat and spot agreements where, as per the industry practice, the charterer pays for the transportation service 15 days in advance, supporting the management of cash generation. Vessel acquisitions are carefully controlled, with authorisation limits operating up to board level and cash payback periods applied as part of the investment appraisal process. In this way, the Company maintains a good credit rating to facilitate fund raising. In its funding strategy, the Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans. Excess cash used in managing liquidity is only invested in financial instruments exposed to insignificant risk of changes in market value or are being placed on interest bearing deposits with maturities fixed usually for no more than 3 months. The Company monitors its risk relating to the shortage of funds by considering the maturity of its financial liabilities and its projected cash flows from operations.

The table below summarises the maturity profile of the Company’s financial liabilities at December 31, 2012 and 2011, based on contractual undiscounted cash flows.

Year ended December 31, 2012	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	5,765	2,029	14,923	76,706	14,558	113,981
Interest rate swap, net	-	80	665	-	-	745
Accrued liabilities and other payables	-	1,099	-	-	-	1,099
Trade payables	-	1,720	-	-	-	1,720
Total	5,765	4,928	15,588	76,706	14,558	117,545

Year ended December 31, 2011	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	-	1,818	6,000	80,713	33,448	121,979
Interest rate swap, net	-	120	650	768	-	1,538
Accrued liabilities and other payables	-	1,206	-	-	-	1,206
Trade payables	-	945	-	-	-	945
Total	-	4,089	6,650	81,481	33,448	125,668

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

22	Financial risk management objectives and policies (continued)

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios, refer to note 12. No changes were made in the objectives, policies or processes during the years ended December 31, 2012 and 2011. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt. The Company includes within net debt, interest bearing loans gross of unamortized debt discount, less cash and bank balances and bank deposits.

Adjusted book capitalization refers to total equity adjusted for the market value of the Company’s vessels. The Company’s policy is to keep the ratio described above between the range of 60% to 80%.

	December 31,
	2012	2011
Interest bearing loans	105,929	111,354
Cash and bank balances and bank deposits	(11,653)	(9,301)
Net debt	94,276	102,053

Equity	55,182	140,019
Adjustment for the market value of vessels (charter-free)	(29,961)	(71,807)
Adjusted book capitalization	25,221	68,212

Adjusted book capitalization plus net debt	119,497	170,265
Ratio	78.9%	59.9%

The increase in the ratio of net debt to adjusted capitalization plus net debt resulted primarily from the steep reduction in the market value of the Company’s vessels.

Net debt as calculated above is not consistent with the International Financial Reporting Standards (‘IFRS”) definition of debt. The following reconciliation is provided:

	December 31,
	2012	2011
Debt in accordance with IFRS (long & short-term borrowings)	105,519	110,815
Add: Unamortized debt discount	410	539
	105,929	111,354
Less: Cash and bank balances and bank deposits	11,653	9,301
Net debt	94,276	102,053

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

23	Financial Instruments

Fair values

The carrying values of cash and bank balances, trade receivables and trade payables are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair values of the credit and loan facilities approximate their carrying value mainly due to the variable interest rate. Derivative financial instruments are stated at fair value.

Fair value hierarchy

As at December 31, 2012 and 2011, the Company held the following financial instruments measured at fair value:

Liabilities at fair value	December 31, 2012	Level 1	Level 2	Level 3
Interest rate swaps	738	-	738	-
Total	738	-	738	-

Liabilities at fair value	December 31, 2011	Level 1	Level 2	Level 3
Interest rate swaps	1,431	-	1,431	-
Total	1,431	-	1,431	-

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

24	Events after the reporting date

Agreements with the lenders

On March 26, 2013 and on April 10, 2013 the company signed supplementary agreements concerning certain amendments and waivers to the terms of the credit facility with credit Suisse with reference to the Company as a borrower and the loan agreement with DVB Bank with reference to Artful Shipholding S.A. & Longevity Maritime Limited as borrowers, respectively, based on agreements reached during December 2012. See note 12. In addition, on April 29, 2013, the Company reached an agreement with Commerzbank to prepay $3,000 together with the next scheduled instalment due on June 28, 2013 for the Company to be fully compliant with the provisions of its loan agreement with Commerzbank.

Loan prepayment

Pursuant to the supplemental agreement reached during December 2012 and signed on March 26, 2013, the Company prepaid the amount of $1,000 on April 9, 2013 to be applied to the balloon.

Chief Financial Officer resignation

On January 8, 2013 the Globus’s Chief Financial Officer stepped down from his position to pursue other interests. Upon his resignation 780 preferred shares of series A, granted to him on April 20, 2012, were redeemed.

