Form 20-F
period 2013-12-31
GLOBUS MARITIME LTD
filed 2014-04-29
CIK 1499780

As filed with the Securities and Exchange Commission on April 29, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

  OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, there were 10,227,358 shares of the registrant’s Common Shares outstanding.

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

Without limiting the generality of the foregoing, all statements in this annual report on Form 20-F concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. Other factors may affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in these forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us may include, but are not limited to, those factors and conditions described under “Item 3.D.  Risk Factors” as well as general conditions in the economy, dry bulk industry and capital markets. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events or new information, other than any obligation to disclose material information under applicable securities laws. Forward-looking statements appear in a number of places in this annual report on Form 20-F including, without limitation, in the sections entitled “Item 5.  Operating and Financial Review and Prospects,” “Item 4.A.  Information on the Company—Business Overview” and “Item 8.A.  Consolidated Statements and Other Financial Information—Dividend Policy.”

Terms Used in this Annual Report on Form 20-F

References to our common shares are references to Globus Maritime Limited’s registered common shares, par value $0.004 per share, or, as applicable, the ordinary shares of Globus Maritime Limited prior to our redomiciliation into the Marshall Islands on November 24, 2010.

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, 2,567 of which were outstanding as of December 31, 2013 and on the date of this annual report on Form 20-F.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2013	2012	2011	2010	2009
Statements of comprehensive income data
Revenue	29,434	32,197	35,559	28,860	52,812
Voyage expenses	(2,892)	(4,450)	(3,283)	(2,152)	(3,742)
Net revenue(1)	26,542	27,747	32,276	26,708	49,070
Vessel operating expenses	(10,031)	(10,400)	(7,967)	(5,887)	(10,137)
Depreciation	(5,622)	(11,255)	(10,180)	(7,367)	(11,204)
Depreciation of drydocking costs	(434)	(763)	(318)	(410)	(1,512)
Amortization of fair value of time charter attached to vessels	(1,261)	(1,823)	(779)	-	-
Administrative expenses	(2,092)	(1,869)	(2,078)	(2,310)	(2,004)
Administrative expenses payable to related parties	(620)	(598)	(1,150)	(1,066)	(1,272)
Share based payments	189	(977)	(364)	(311)	(1,754)
Impairment gain/(loss)	1,679	(80,244)	-	-	(28,429)
Gain/(loss) on sale of vessels	-	-	-	7	(802)
Other income/(expenses), net	127	(68)	(124)	(35)	(106)
Operating profit/(loss) before financing activities	8,477	(80,250)	9,316	9,329	(8,150)

Interest income from bank balances & bank deposits	41	47	52	247	1,032
Interest expense and finance costs	(3,571)	(3,358)	(2,821)	(2,133)	(2,926)
Gain/(loss) on derivative financial instruments	738	693	369	(570)	143
Foreign exchange (losses)/gains, net	(8)	64	9	(870)	(178)
Total finance costs, net	(2,800)	(2,554)	(2,391)	(3,326)	(1,929)
Total comprehensive income/(loss) for the year	5,677	(82,804)	6,925	6,003	(10,079)

Basic earnings/(loss) per share for the year	0.52	(8.22)	0.80	0.83	(1.40)
Diluted earnings/(loss) per share for the year	0.52	(8.22)	0.79	0.82	(1.40)
Weighted average number of common shares, basic	10,215,997	10,142,979	8,688,543	7,243,340	7,192,369
Weighted average number of common shares, diluted	10,215,997	10,142,979	8,738,444	7,340,221	7,192,369
Dividends declared per common share	-	0.25	0.64	0.27	-
Adjusted EBITDA(2) (unaudited)	14,115	13,835	20,593	17,099	33,797

(1) Net Revenue is computed by subtracting voyage expenses from revenue.  Net Revenue is not a recognized measurement under IFRS and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

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

The following table sets forth a reconciliation of total comprehensive income/(loss) to Adjusted EBITDA (unaudited) for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2013	2012	2011	2010	2009
Total comprehensive income/(loss) for the year	5,677	(82,804)	6,925	6,003	(10,079)
Interest and finance costs, net	3,530	3,311	2,769	1,886	1,894
(Gain)/loss on derivative financial instruments	(738)	(693)	(369)	570	(143)
Foreign exchange losses/(gains)	8	(64)	(9)	870	178
Depreciation	5,622	11,255	10,180	7,367	11,204
Depreciation of drydocking costs	434	763	318	410	1,512
Amortization of fair value of time charter attached to vessels	1,261	1,823	779	-	-
(Gain)/loss on sale of vessels	-	-	-	(7)	802
Impairment (gain)/loss	(1,679)	80,244	-	-	28,429
Adjusted EBITDA (unaudited)	14,115	13,835	20,593	17,099	33,797

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2013	2012	2011	2010	2009
Statements of financial position data
Total non-current assets	133,707	140,966	242,592	191,556	93,204
Total current assets (including “Non-current assets classified as held for sale”)	21,955	24,756	13,467	26,896	94,366
Total assets	155,662	165,722	256,059	218,452	187,570
Total equity	60,340	55,182	140,019	117,788	113,458
Total non-current liabilities	72,801	78,812	105,584	85,388	36,218
Total current liabilities	22,521	31,728	10,456	15,276	37,894
Total equity and liabilities	155,662	165,722	256,059	218,452	187,570

	Year Ended December 31,
		(Expressed in Thousands of U.S. Dollars)
	2013	2012	2011	2010	2009
Statements of cash flows data
Net cash generated from operating activities	12,357	14,370	19,774	16,182	33,566
Net cash (used in)/generated from investing activities	(1,016)	(341)	(61,782)	(72,719)	60,253
Net cash (used in)/generated from financing activities	(17,123)	(11,680)	25,681	27,034	(74,496)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Ownership days(1)	2,555	2,562	2,125	1,458	2,314
Available days(2)	2,527	2,498	2,111	1,458	2,277
Operating days(3)	2,486	2,471	2,083	1,441	2,246
Bareboat charter days(4)	365	366	365	186	-
Fleet utilization(5)	98.4%	98.9%	98.7%	98.8%	98.6%
Average number of vessels(6)	7.0	7.0	5.8	4.0	6.3
Daily time charter equivalent (TCE) rate(7)	$9,961	$10,660	$15,619	$18,996	$21,550

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

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2013	2012	2011	2010	2009

Revenue	29,434	32,197	35,559	28,860	52,812
Less: Voyage expenses	2,892	4,450	3,283	2,152	3,742
Less: bareboat charter net revenue	5,006	5,020	5,006	2,545	-
Net revenue excluding bareboat charter net revenue	21,536	22,727	27,270	24,163	49,070
Available days net of bareboat charter days	2,162	2,132	1,746	1,272	2,277
Daily TCE rate	9,961	10,660	15,619	18,996	21,550

The figure below presents in a condensed form total comprehensive income/(loss) for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, expressed in thousands of U.S. dollars except of daily TCE rates.

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

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile, but gradually recovered from market lows with further improvements taking place in the first half of 2010, before leveling out in the second half of 2010, declining in 2011 throughout 2012. In 2013 rates remained volatile reaching their lows in January 2013 and their highs in December 2013. Because from time to time we may charter some of our vessels pursuant to short-term time charters or on the spot market, we may be exposed to changes in spot market and short-term charter rates for dry bulk vessels and such changes may affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

➢	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

➢	changes in the production of energy resources, commodities, semi-finished and finished consumer and industrial products;

➢	the location of regional and global production and manufacturing facilities;

➢	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

➢	the globalization of production and manufacturing;

➢	global and regional economic and political conditions;

➢	developments in international trade;

➢	changes in seaborne and other transportation patterns, including the distance dry bulk cargo is transported by sea;

➢	environmental and other regulatory developments;

➢	currency exchange rates; and

➢	weather.

Factors that influence the supply of vessel capacity include:

➢	the number of newbuilding deliveries;

➢	the scrapping of older vessels;

➢	vessel casualties;

➢	the price of steel;

➢	changes in environmental and other regulations that may limit the useful lives of vessels;

➢	the number of vessels that are out of service; and

➢	port or canal congestion.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing dry bulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. During 2009, 2010 and 2011, the BDI remained volatile. During 2009, the BDI reached a low of 772 in January 2009 and a high of 4,661 in November 2009. During 2010, the BDI reached a high of 4,209 in May 2010 and a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,042 on February 4, 2011 to a high of 2,173 on October 14, 2011. The BDI continued to decline during the start of 2012 reaching a 26-year low of 647 on February 3, 2012 and thereafter increased to a high of 1,165 as of May 8, 2012. In 2013, the BDI remained volatile reaching a low of 698 on January 2, 2013 and improved to 2,337 as of December 12, 2013. The BDI was 939 as of April 22, 2014. There can be no assurance that the dry bulk charter market will increase further, and the market can decline.

The decline and volatility in charter rates is primarily due to the number of newbuilding deliveries as vessel oversupply is gradually taking its toll on the market. Increased demand for dry bulk commodities has been unable to fully absorb the approximately 99.5 million, 99.7 million and 62.6 million new deadweight tonnage, or dwt, that entered the market in 2011, 2012 and 2013 respectively, despite almost record high scrapping levels of approximately 23.2 million, 33.6 million and 23.3 million dwt for the years 2011, 2012 and 2013, respectively. Although the number of dry bulk carriers on order has declined from the historic highs in recent years, there remains a substantial amount of capacity on order. The number of dry bulk vessels on order as of December 31, 2013 was approximately 23% for Supramax vessels, 27% for Panamax vessels and 17% for Capesize vessels of the then-existing global dry bulk fleet in terms of deadweight tons, with the majority of new deliveries expected mainly during 2014 and 2015. Due to lack of financing, we expect cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail.

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

If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the economic weakness in the European Union and the United States. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods, and thus, shipping. We cannot predict how long the current conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at low levels compared to the period preceding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP for the year ended December 31, 2013, is estimated to remain around 7.7%, approximately the same growth rate as for the year ended December 31, 2012, remaining below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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

The Euro may not be stable and countries may be unable to refinance their debts.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established in September 2012, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

➢ we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate our vessels profitably; and

➢ the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We depend on spot charters in volatile shipping markets.

We currently charter five of our seven vessels on the spot charter market, and we may charter other vessels on the spot market in the future. The spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters and to the off-hire periods including ballast passages. Rates within the spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable the vessels to be operated profitably. A significant decrease in charter rates would affect value and adversely affect our profitability, cash flows and ability to pay dividends. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

An over-supply of dry bulk carrier capacity may depress the charter rates.

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2013. The number of dry bulk vessels on order as of December 31, 2013 was approximately 23% for Supramax vessels, 27% for Panamax vessels and 17% for Capesize vessels of the then-existing global dry bulk fleet in terms of deadweight tons, with the majority of new deliveries expected mainly during 2014 and 2015. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

The market values of our vessels have declined and may further decline.

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

Our credit facility with Credit Suisse AG, which we refer to as our Credit Facility, our loan agreement with Deutsche Schiffsbank Aktiengesellschaft (now Commerzbank), which we refer to as the Kelty Loan Agreement, and our loan agreement with DVB Bank SE, which we refer to as the DVB Loan Agreement, are secured by mortgages on our vessels, and require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our net worth. Since the middle of 2008, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases have led to a significant decline in the market values of our vessels, which caused us to breach certain covenants in our loan arrangements during 2012, and we obtained waivers on certain covenants with respect to our Credit Facility and the DVB Loan Agreement effective from December 2012 to March 31, 2014. We also reached an agreement with Commerzbank to prepay $3.0 million during June 2013 in order for the Company to be fully compliant with the provisions of the Kelty Loan Agreement. Further declines of market values of our vessels can affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we are unable to comply with the financial and other covenants under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement, and if we are unable to obtain waivers, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends. As of December 31, 2013, we were in compliance with the loan covenants as amended or waived in our Credit Facility and the DVB Loan Agreement, and we were fully compliant with the loan covenants in our Kelty Loan Agreement. For a more detailed discussion on our loan covenants see “Item 5.B Liquidity and Capital Resources—Indebtedness.”

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

The operation of our vessels is affected by the requirements set forth in the International Safety Management, or ISM, Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. In addition, if we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit and loan facilities that require that our vessels be ISM-Code certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit and loan facilities. As of the date of this annual report on Form 20-F, each of our vessels is ISM Code-certified.

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

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-docking repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities would decrease our earnings.

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

In addition, we do not currently carry and may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, could cause us to default on a charter, breach covenants in our Credit Facility, the Kelty Loan Agreement or the DVB Loan Agreement, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.

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

Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008, continuing conflicts and recent developments in the Middle East and North Africa, including Egypt and Libya, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in foreign countries may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the world’s financial markets. These uncertainties could also adversely affect our ability to refinance our existence debt or obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism have also affected vessels. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends.

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

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010 the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia while declined during last half of 2011 and reaching in 2013 its lowest level since 2009. Although the frequency of sea piracy worldwide is decreasing, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. One of our vessels was previously the subject of an attempted piracy attack, but it was able to evade such attack without damage to the vessel or its crew. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in operating or voyage expenses, or unavailability of insurance for our vessels could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies may be costly.

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate are classed by one of the major classification societies, including Nippon Kaiji Kyokai (Class NK), DNV GL and Bureau Veritas.

Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of its underwater parts.

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

Company Specific Risk Factors

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

Our vessels are manned by masters, officers and crews (totaling approximately 134 as of December 31, 2013). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

In December 2012, Globus reached an agreement with Credit Suisse and DVB Bank on certain amendments and waivers to the terms of the Credit Facility and the DVB Loan Agreement, respectively, which were signed in April and March 2013, respectively. These agreements applied to the period commencing on December 28, 2012 (relating to our Credit Facility) and December 31, 2012 (relating to the DVB Loan Agreement) and ended on March 31, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for more information. As of December 31, 2013, we were in compliance with the covenants as amended and waived of the Credit Facility and the DVB Loan Agreement.

As of December 31, 2012, Globus was not in compliance with the security value ratio requirement of the Kelty Loan Agreement that requires the market value of the mortgaged vessel and any additional security provided, including the minimum liquidity maintained with Commerzbank, to equal or exceed 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. On April 29, 2013 with reference to the Kelty Loan Agreement, the Company reached an agreement with Commerzbank and prepaid $3.0 million on June 28, 2013 to be fully compliant with the provisions of the Loan Agreement. As of December 31, 2013, we were fully compliant with the provisions of the Kelty Loan Agreement.

We expect that the market value of our fleet will be above the minimum market values required by both the covenants in effect before the waivers and the covenants as amended by the waivers of our Credit Facility and the DVB Loan Agreement and the covenants required by the Kelty Loan Agreement, in each case at least for the following twelve months. Should our time charter rate or vessel values materially decline in the future due to any of the reasons discussed in the risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet the ratios and satisfy these covenants.

Events beyond our control, including changes in the economic and business conditions in the shipping sectors in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy these requirements or that our lenders will waive any failure to do so.

If an event of default occurs under our Credit Facility, the Kelty Loan Agreement or the DVB Loan Agreement the respective lender could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Furthermore, each of our loan arrangements contains a cross-default provision that may be triggered by a default under any of our other loans, including the unsecured credit facility with Firment Trading Limited, an affiliate of our chairman Mr. Feidakis, which we refer to as the Firment Credit Facility. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross-default provisions in our secured loan arrangements, the refusal of any one lender to grant or extend a waiver could result in most of our indebtedness being accelerated even if our other secured lenders have waived covenant defaults under their respective loan arrangements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, and our ability to conduct our business would be severely impaired.

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

Our strategy involves employing our vessels primarily on time charters generally with durations between three months and five years. As of December 31, 2013, four of our dry bulk vessels were employed on time and bareboat charters with remaining terms of seven months on average (based on earliest charter expiration dates), although currently two of our vessels are operating under time and bareboat charters. Although time charters with durations of one to five years provide relatively steady streams of revenue, our vessels committed to such charters may not be available for rechartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The market is volatile, and in the past charter rates have declined below operating costs of vessels. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay dividends, or both.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2013 and 2012, the weighted average age of the vessels in our current fleet was 7.1 and 6.1 years, respectively. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

In January 2013, a new tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities.

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

While we have the right to inspect previously owned vessels prior to our purchase of them, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we are not aware of when we buy the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into dry-docking, which would increase cash outflows and related expenses, while reducing our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

The declaration and payment of dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors.

There can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency at all. Our policy is, to the extent permitted by law and applicable contractual obligations, to declare and pay to holders of our shares a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of this annual report on Form 20-F. Our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement also prohibit our declaration and payment of dividends under some circumstances. Under each of our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under our Credit Facility, the Kelty Loan Agreement and the DVB Loan Agreement. Under the terms of our agreed amendments to our Credit Facility and the DVB Loan Agreement, we were prohibited from paying dividends to our common shareholders until March 31, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. We may also enter into new financing or other agreements that may restrict our ability to pay dividends. In addition, we may pay dividends to the holders of our Series A Preferred Shares prior to the holders of our shares.

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

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

➢	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

➢	the level of our operating costs;

➢	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled dry-docking of our vessels;

➢	vessel acquisitions and related financings;

➢	restrictions in our Credit Facility, Kelty Loan Agreement and DVB Loan Agreement and in any future debt arrangements;

➢	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;

➢	prevailing global and regional economic and political conditions;

➢	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

➢	our overall financial condition;

➢	our cash requirements and availability;

➢	the amount of cash reserves established by our board of directors; and

➢	restrictions under Marshall Islands law.

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

Our Series A Preferred Shares are entitled to receive dividends at the sole discretion of the Remuneration Committee. The declaration and payment of any dividend to holders of our common shares and Class B shares is also at the discretion of our board of directors. It is possible in the future that we will pay dividends only to holders of the Series A Preferred Shares or prior to the holders of our common shares and Class B shares. As a result of such potential dividend policy, the market price of our common shares could be adversely affected. Under the terms of our recently agreed amendment to our Credit Facility, we are prohibited under certain circumstances from paying dividends to the holders of our preferred shares in an amount that exceeds $500,000 per fiscal year. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and we may also be required to include, in our future annual reports, a related attestation of our independent registered public accounting firm. Our Manager, Globus Shipmanagement, will provide substantially all of our financial reporting, and we will depend on the procedures it has in place. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

As of December 31, 2013 and December 31, 2012, the vessels in our current fleet had a weighted average age of 7.1 and 6.1 years, respectively. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

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

We derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2013, 2012 and 2011, we derived substantially all of our revenues from approximately 18, 24 and 14 customers, respectively, and approximately 60%, 68% and 65%, respectively, of our revenues, were derived from four customers. If one or more of our customers that contribute to a significant part of our revenues is unable to perform under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

We cannot assure you that we will be able to refinance any indebtedness incurred under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement or the Firment Credit Facility or obtain additional debt financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement or the Firment Credit Facility or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to refinance our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the Firment Credit Facility or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement, and the Firment Credit Facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2013 and 2012 we incurred approximately 15% and 23%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

As of December 31, 2013, Mr. George Feidakis, our chairman of the board of directors, beneficially owns a majority of our outstanding common shares. Please read “Item 7.A. Major Stockholders.” Until such time that we issue additional securities or Mr. Feidakis sells all or a portion of his common shares, Mr. Feidakis can control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Mr. Feidakis may be different from your interests.

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

For a more complete discussion, please read the section entitled “Item 10.E. Taxation— United States Tax Considerations— United States Federal Income Taxation of the Company.”

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

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders). In particular, U.S. shareholders who are individuals would not be eligible for the preferential tax rate on qualified dividends. Please read “Item 10.E. Taxation— United States Tax Considerations— United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

From time to time on our charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, amended the Iran Sanctions Act. Among other things, CISADA introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

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

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of companies incorporated in or redomiciled into the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be applied and construed according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a more substantial body of case law in the corporate law area.

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

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board IASB and the Financial Accounting Standards Board, or FASB) have issued new exposure drafts in their joint project that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still class classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessor’s record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term. Financial statement metrics such as leverage and capital ratios, as well as EBITDA (which is not a recognized measurement under IFRS), may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (including loan agreements) unless the affected contracts are modified. The IASB’s and FASB’s redeliberation of certain topics is expected to extend through much of 2014 and an effective date has not yet been determined. Accordingly, the timing and ultimate effect of those proposals on the Company and its shareholders is uncertain.

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

We may issue additional common shares, including Class B shares, or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances. For example, in April 2012, we issued 3,347 Series A Preferred Shares, and 2,567 of these shares remain outstanding.

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

As of December 31, 2013, our issued and outstanding capital stock consisted of 10,227,358 common shares and 2,567 Series A Preferred Shares.

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

As of December 31, 2013 and 2012 our fleet comprised a total of seven dry bulk vessels, consisting of two Panamax, four Supramaxes and one Kamsarmax, with a weighted average age of approximately 7.1 and 6.1 years, respectively, and a total carrying capacity of 452,886 dwt.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the previous three fiscal years, consisted of deferred dry-docking costs of $0.8 million in 2013, deferred dry-docking costs of $0.9 million and vessels improvement costs of $0.3 million in 2012, and deferred dry-docking costs of $0.5 million and $62.0 million with reference to the acquisition of m/v Sun Globe and m/v Moon Globe in 2011.

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

We budget 20 days per dry-docking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

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

The following table presents information concerning the current employment of our vessels.

Vessel	Charterer	Date Charter Began	Term of Charter	Charter Expiration Date (Earliest)	Charter Type	Charter Rate (per day)(1)
m/v Tiara Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v River Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v Sky Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v Star Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v Jin Star	Eastern Media International and Far Eastern Silo & Shipping	June 2010	56 months(2)	January 2015	Bareboat	$14,250
m/v Moon Globe	Spot	n/a	n/a	n/a	Spot	n/a
m/v Sun Globe	COSCO Qingdao Ocean Shipping Co	September 2011	Minimum of 40 months (maximum of 42 months)	January 2015	Time	$16,000

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

Time Charter

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing, insuring, repairing and maintenance and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs, including the cost of bunkers (fuel oil) and canal and port charges. The owner also pays commissions typically ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. One of the vessels in our fleet is hired out under time charter, and we intend to continue to hire out our vessels under time charters in the future.

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

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things, operational deficiencies; dry-docking for examination or painting the bottom; equipment breakdowns; damages to the hull; or similar problems.

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and dry-dockings. We pay Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement are eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2013, we paid commissions ranging from 0% to 6.25% relevant to each time charter agreement then in effect.

Bareboat Charter

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer provides for all of the vessel’s operating expenses including crewing, repairs, maintenance, insurance, stores, lube oils and communication expenses in addition to the voyage costs, and generally assumes all risk of operation. The charterer undertakes to maintain the vessel in a good state of repair and efficient operating condition and dry-dock the vessel during this period as per the classification society requirements. We have bareboat chartered the m/v Jin Star to Eastern Media International Corporation and Far Eastern Silo & Shipping (Panama) S.A.

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

Ship Management and Maintenance

Under the bareboat charter, the charterer is responsible for crewing, insuring, maintaining and repairing the vessel including any dry-docking as well as for all other operating costs with respect to the vessel. The charterer will cover the costs associated with the vessel’s special surveys and related dry-docking falling within the charter period.

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

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to operators, trading houses (including commodities traders), shipping companies and producers and government-owned entities and generally avoid chartering our vessels to companies we believe to be speculative or undercapitalized entities. Since our operations began in September 2006, our customers have included COSCO Bulk Carrier Co., Ltd, Dampskibsselskabet NORDEN A/S, ED & F Man Shipping Limited, Transgrain, Far Eastern Silo and Shipping (Panama) S.A., and Hyundai Merchant Marine Co. Ltd. In addition, during the periods when some of our vessels were trading on the spot market, they have been chartered to charterers such as Cargill International SA, Oldendorff Carriers GmbH & Co. KG, Western Bulk Carriers KS and others, thus expanding our customer base.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. During 2009, 2010 and 2011, the BDI remained volatile. During 2009, the BDI reached a low of 772 in January 2009 and a high of 4,661 in November 2009. During 2010, the BDI reached a high of 4,209 in May 2010 and a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,042 on February 4, 2011 to a high of 2,173 on October 14, 2011. The BDI continued to decline during the start of 2012 reaching a 26-year low of 647 on February 3, 2012 and thereafter increased to a high of 1,165 on May 8, 2012. During 2013, the BDI remained volatile reaching a low of 698 on January 2, 2013 and improved to 2,337 as of December 12, 2013. The BDI was 939 as of April 22, 2014.

Vessel Prices

Newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high steel prices, rising labor cost, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates after August 2008 and lack of new vessel ordering, newbuilding vessel values entered a downward trend and have continued to gradually decline. This trend however was reversed in the later part of the second half of 2013, as the increase in freight rates has led to a substantial amount of new orders being placed to shipyards in Japan, Korea and China taking up much of their available capacity for 2014 and therefore shifting the pricing power from buyers to shipbuilders.

In broad terms, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. The steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004 and 2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008. However, the sudden and sharp downturn in freight rates since August 2008 has also had a very negative impact on secondhand values. Currently, newbuilding and secondhand values have recovered from the well below the lows reached during 2008 through 2012, although they still remain below historical mean levels.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All the vessels that we own and operate are certified as being “in class” by Nippon Kaiji Kyokai (Class NK), DNV GL or Bureau Veritas. Typically, all new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

Vessels are dry-docked during intermediate and special surveys for repairs of their underwater parts. If “in water survey” notation is assigned, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of dry-docking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, dry-docking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Dry-docking can be undertaken as part of a special survey if the dry-docking occurs within 15 months prior to the special survey deadline.

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our fleet excluding m/v Jin Star which is on a bareboat time charter until January 2015:

Vessel Name	Dry-docking	Special Survey	Classification Society
m/v Tiara Globe	May 2016	April 2018	Bureau Veritas
m/v River Globe	June 2015	December 2017	Class NK
m/v Sky Globe	November 2014	November 2014	DNV GL
m/v Star Globe	May 2015	May 2015	DNV GL
m/v Moon Globe	May 2014	November 2015	Class NK
m/v Sun Globe	September 2015	August 2017	Bureau Veritas

Following an incident or a scheduled survey, if any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits.

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

Hull and Machinery and War Risks

The principal coverages for marine risks (covering loss or damage to the vessels, rather than liabilities to third parties) are hull and machinery insurance and war risk insurance. These address the risks of the actual or constructive total loss of a vessel and accidental damage to a vessel’s hull and machinery, for example from running aground or colliding with another ship. These insurances provide coverage which is limited to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Reimbursement of loss under such coverage is subject to policy deductibles that vary according to the vessel and the nature of the coverage. Hull and machinery deductibles may, for example, be between $75,000 and $150,000 per incident whereas the war risks insurance has a more modest incident deductible of, for example, $30,000.

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

Environmental and Other Regulations

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

Although the United States is not a party to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, or the CLC, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC and its Protocols. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.64557 SDR per U.S. dollar on April 24, 2014. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

The Maritime Labour Convention

The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers and to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The Convention was ratified on August 20, 2012, and all our vessels have been certified, as required. We do not expect that the MLC 2006 requirements will have a material effect on our operations.

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

D.  Property, Plants and Equipment

In August 2006, our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a company related to us through common control. Rental expense is currently €14,578 per month. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract runs for nine years and can be terminated by us with six months’ notice. We do not presently own any real estate.

Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various loan and credit facilities.

For further details regarding our loan and credit facilities, please read “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. As of December 31, 2013, our issued and outstanding capital stock consisted of 10,227,358 common shares and 2,567 Series A Preferred Shares.

As of December 31, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,664 dwt. In March 2011, we purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.” In May 2011, we purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.” As of December 31, 2013 and 2012, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt.

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

The average number of vessels in our fleet for the years ended December 31, 2013, 2012 and 2011 was 7.0, 7.0 and 5.8, respectively.

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

	Year Ended December 31,
	2013	2012	2011	2010	2009
Ownership days	2,555	2,562	2,125	1,458	2,314
Available days	2,527	2,498	2,111	1,458	2,277
Operating days	2,486	2,471	2,083	1,441	2,246
Bareboat charter days	365	366	365	186	-
Fleet utilization	98.4%	98.9%	98.7%	98.8%	98.6%
Average number of vessels	7.0	7.0	5.8	4.0	6.3
Daily time charter equivalent (TCE) rate	$9,961	$10,660	$15,619	$18,996	$21,550

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

The following table reflects the calculation of our daily TCE rates for the periods indicated.

	Year ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2013	2012	2011	2010	2009

Revenue	29,434	32,197	35,559	28,860	52,812
Less: Voyage expenses	2,892	4,450	3,283	2,152	3,742
Less: bareboat charter net revenue	5,006	5,020	5,006	2,545	-
Net revenue excluding bareboat charter net revenue	21,536	22,727	27,270	24,163	49,070
Available days net of bareboat charter days	2,162	2,132	1,746	1,272	2,277
Daily TCE rate	9,961	10,660	15,619	18,996	21,550

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

➢	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

➢	management of our accounting system and records and financial reporting;

➢	administration of the legal and regulatory requirements affecting our business and assets; and

➢	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

➢	rates and periods of hire;

➢	levels of vessel operating expenses, including repairs and dry-docking;

➢	purchase and sale of vessels;

➢	depreciation expenses;

➢	financing costs; and

➢	fluctuations in foreign exchange rates.

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

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily hire rates that our vessels earn under charters or on the spot market, which, in turn, are affected by a number of factors, including:

➢	the duration of our charters;

➢	the number of days our vessels are hired to operate on the spot market;

➢	our decisions relating to vessel acquisitions and disposals;

➢	the amount of time that we spend positioning our vessels for employment;

➢	the amount of time that our vessels spend in dry-docking undergoing repairs;

➢	maintenance and upgrade work;

➢	the age, condition and specifications of our vessels;

➢	levels of supply and demand in the dry bulk shipping industry; and

➢	other factors affecting spot market charter rates for dry bulk vessels.

Our revenues in 2013 decreased mainly due to lower daily time charter and spot rates earned on average from our vessels compared to 2012.

Our revenues in 2012 decreased mainly due to lower daily time charter and spot rates earned on average from our vessels compared to 2011.

Our revenues in 2011 increased compared to 2010 as a result of the increase in the size of our fleet, which increased our ownership, available and operating days.

Employment of our Vessels

As of December 31, 2013, we employed our vessels as follows:

➢	m/v Tiara Globe – on a spot time charter with Milestone Shipping S.A. that began in December 2013 and expired in February 2014, at the gross rate of $23,000 per day.

➢	m/v Star Globe – on a spot time charter with CCX Shipping Co. Ltd. that began in December 2013 and expired in January 2014, at the gross rate of $17,000 per day.

➢	m/v River Globe – on a time charter with Global Maritime Trust (S) Pte Ltd. that began in January 2013 and expired in March 2014, at the gross rate of $7,600 per day.

➢	m/v Jin Star – on a bareboat charter with Eastern Media International Corporation and Far Eastern Silo & Shipping (Panama) S.A. that began in June 2010 for a period of 56 months (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at the gross rate of $14,250 per day.

➢	m/v Sky Globe – on a spot time charter with Sandchart Limited that began in December 2013 and expired in January 2014, at the gross rate of $20,500 per day.

➢	m/v Moon Globe – on a time charter with Noble Resources International S.A. that began in July 2013 and expired in February 2014, at the gross rate of $8,500 per day.

➢	m/v Sun Globe – on a time charter with Qingdao Ocean Shipping Co that began in September 2011 and is scheduled to expire in a minimum of 40 months (maximum of 42 months) from such date, at the gross rate of $16,000 per day.

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

For 2013, 2012 and 2011, commissions amounted to $1.3 million, $1.3 million and $1.6 million, respectively.

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

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of delivery from the shipyard. Furthermore, we estimate the residual values of our vessels as of December 31, 2013 to be $335 per light-weight ton. We do not expect these assumptions to change significantly in the near future. We expect that these charges will increase if we acquire additional vessels.

Depreciation of Dry-docking Costs

Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalized and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a secondhand vessel, we estimate the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under our ownership and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date. We expect that dry-docking costs will increase as our vessels age and if we acquire additional vessels.

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

Other Income/ (Expenses), Net

We include other operating expenses or income that is not classified otherwise. It mainly consists of provisions for insurance claims deductibles and refunds from insurance claims.

Interest Income from Bank Balances & Bank Deposits

We earn interest on the funds we have deposited with banks as well as from short-term certificates of deposit.

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements, including our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the Firment Credit Facility. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2013, 2012 and 2011, we had $91.5 million, $105.9 million and $111.4 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incur interest expense and financing costs relating to our outstanding debt as well as our available but undrawn Credit Facility, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions.

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

Foreign Exchange (Losses)/Gains, Net

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in currencies other than the U.S. dollar. While we were incorporated in Jersey, the majority of our general and administrative expenses as well as the dividends paid to shareholders were in U.K. pounds sterling. We have since redomiciled into the Marshall Islands and our common shares are listed on the Nasdaq Global Market. Therefore, we do not anticipate having any material expenses in U.K. pounds sterling, and since our redomiciliation our dividends have been declared and paid in U.S. dollars.

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

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2013 compared to the year ended December 31, 2012 and for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Year ended December 31, 2013 compared to the year ended December 31, 2012

As of December 31, 2013 and 2012, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt. During the years ended December 31, 2013 and 2012 we had an average of 7.0 dry bulk vessels in our fleet.

During 2013, we had an operating profit of $8.5 million including a non-cash impairment gain from impairment reversal of $1.7 million. During 2012, we had an operating loss of $80.3 million including a non-cash impairment loss for the year of 2012 of $80.2 million.

Revenue. Revenue decreased by $2.8 million, or 9%, to $29.4 million in 2013, compared to $32.2 million in 2012 due to the lower average shipping rates achieved by our vessels during 2013 compared to 2012. Net revenues (Revenues minus Voyage expenses) decreased by $1.2 million, or 4%, to $26.5 million in 2013, from $27.7 million in 2012. The decrease is primarily attributable to a decrease in average TCE rates due to the lower average shipping rates achieved by the vessels in our fleet during 2013 compared to 2012, which effectively reduced our net revenues by approximately $1.5 million, assuming all other variables were held constant. The decrease in our net revenue was partly offset by a 1% increase in available days which effectively increased our net revenues by approximately $0.3 million assuming all other variables were held constant. In 2013, we had total operating days of 2,486 and fleet utilization of 98.4%, compared to 2,471 operating days and a fleet utilization of 98.9% in 2012.

Voyage expenses. Voyage expenses decreased by $1.6 million, or 36%, to $2.9 million in 2013, compared to $4.5 million in 2012. This decrease is primarily attributable to the one-time charge recognized in 2012 of approximately $1.5 million relating to the non-performance of one of our charterers, Allied Maritime Inc., with the terms of the charter of the m/v Star Globe.

Vessel operating expenses. Vessel operating expenses decreased by $0.4 million, or 4%, to $10.0 million in 2013, compared to $10.4 million in 2012 year due to our continued efforts towards operational efficiency. The breakdown of our operating expenses for the year 2013 was as follows:

Crew expenses	51%
Repairs and spares	21%
Insurance	10%
Stores	9%
Lubricants	7%
Other	2%

Daily vessel operating expenses were $4,580 in 2013 compared to $4,736 in 2012, representing a decrease of 3% due to our continued efforts towards cost efficiency.

Depreciation. Depreciation decreased by $5.7 million, or 50%, to $5.6 million in 2013, compared to $11.3 million in 2011. The decrease in depreciation is attributed to the lower depreciable book value of the vessels resulting after the impairment charge of $80.2 million and the classification of m/v Tiara Globe as non-current asset held for sale, both of which occurred in December 2012.

Amortization of fair value of time charter attached to vessels. Amortization of fair value of time charter attached to vessels during the years ended December 31, 2013 and 2012 were $1.3 and $1.8 million, respectively. Amortization refers to the fair value of above market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters. The time charter attached to m/v Moon Globe expired in June 2013.

Administrative expenses. Administrative expenses increased by $0.2 million, or 11% to $2.1 million in 2013 from $1.9 million in 2012 mainly due to the imposition of a Greek authorities tax that became effective in January 2013. Please read “Item 10. Additional Information — E. Taxation.”

Share based payments. Share based payments decreased by $1.2 million in 2013 compared to 2012. During the year ended December 31, 2013, the Company revised its estimate of the number of shares that will be awarded at the end of the award period, which is December 31, 2014, with reference to the long time incentive plan currently in effect based on the non-market and service vesting conditions of the award and reversed $0.2 million corresponding to the expense that had accrued from February 22, 2012, which was the grant date of the award. In 2012 we recognised share based expenses of approximately $0.9 million directly attributable to the value of Series A Preferred Shares issued in April 2012, the amortized portion of the conditional share based award granted to our two executive officers in February 2012, the value on the grant date of the common shares in Globus, which were issued to our two executive officers in February 2012 as a bonus payment for services rendered and the amortized portion of the share based award granted to various employees and members of senior management in December 2009.

Impairment gain/(loss). During the year ended December 31, 2013 we recognized an impairment gain of $1.7 million with reference to the m/v Tiara Globe. As of December 31, 2013, m/v Tiara Globe, classified as held for sale, was re-measured at fair value of $11.8 million, less estimated cost to sell of $0.4 million, less deferred dry-docking costs of $0.8 million, which resulted in a gain of $1.7 million when compared to the fair value less costs to sell as of December 31, 2012. During 2012, the Company performed an impairment analysis for all the vessels in its fleet by comparing projected discounted cash flows to the carrying values of the vessels. As a result of this analysis the Company recognised an impairment loss of $55.8 million to the book value of six out of the seven vessels in our fleet. In addition, on December 4, 2012 the Company decided that the m/v Tiara Globe met the criteria to be classified as non-current assets held for sale and was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. In this respect the company recognised an impairment loss of $24.4 million.

Interest expense and finance costs. Interest expense increased by $0.2 million, or 6%, to $3.6 million in 2013, compared to $3.4 million in 2012. The increase is mainly attributed to the increase in our weighted average interest rate to 2.54% during 2013 from 2.12% during 2012. Total borrowings outstanding as of December 31, 2013 amounted to $91.5 million compared to $105.9 million as of December 31, 2012. All of our credit and loan facilities are denominated in U.S. dollars.

Gain/(loss) on derivative financial instruments. Both our interest rate swap agreements fixed at unfavourable terms compared to the market, reached their maturity during November 2013 resulting in a gain for the year ended December 31, 2013 of $0.7 million.

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

During the year ended December 31, 2012, we had an operating loss of $80.3 million including a non-cash impairment loss for the year of 2012 of $80.2 million. During 2011, we had an operating profit of $9.3 million.

Revenue. Revenue decreased by $3.4 million, or 10%, to $32.2 million in 2012, compared to $35.6 million in 2011. Net revenues decreased by $4.6 million, or 14%, to $27.7 million in 2012, from $32.3 million in 2011. The decrease is primarily attributable to a decrease in average TCE rates due to the lower average shipping rates achieved by the vessels in our fleet in 2012 compared to 2011, which effectively reduced our net revenues by approximately $10.5 million, assuming all other variables were held constant. The decrease in our net revenue was partly offset by a 19% increase in total operating days which effectively increased our net revenues by approximately $5.9 million assuming all other variables were held constant. In 2012, we had total operating days of 2,471 and fleet utilization of 98.9%, compared to 2,083 operating days and a fleet utilization of 98.7% in 2011.

Voyage expenses. Voyage expenses increased by $1.2 million, or 36%, to $4.5 million in 2012, compared to $3.3 million in 2011. This increase is primarily attributable to the one-time charge of approximately $1.5 million relating to the non-performance of one of our charterers, Allied Maritime Inc., with the terms of the charter of the m/v Star Globe.

Vessel operating expenses. Vessel operating expenses increased by $2.4 million, or 30%, to $10.4 million in 2012, compared to $8.0 million in 2011. The increase in operating expenses is primarily attributable to the 21% increase in ownership days resulting from the increase of the average number of vessels in our fleet from 5.8 vessels in 2011 to 7.0 vessels in 2012. The breakdown of our operating expenses during 2012 was as follows:

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

The estimated future cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent 10 year historical average of one-year time charter replacing the extreme values observed in the years 2008 and 2007 with the values in 2003 and 2002 over the remaining estimated life of each vessel, assuming an annual growth rate as published by the International Monetary Fund, or IMF, net of brokerage commissions. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical rates, and adjusted annually assuming an average annual inflation rate as published by the IMF. Effective fleet utilization is assumed to be 90%, taking into account the period(s) each vessel is expected to undergo dry-docking and estimated off-hire days during the year. We have assumed no change in the remaining estimated useful lives of the current fleet, and scrap values were based on $335 per lightweight ton at disposal.

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

During the year ended December 31, 2013, we recognized a gain from an impairment reversal of $1.7 million. As of December 31, 2013, m/v Tiara Globe, classified as held for sale, was re-measured at fair value of $11.8 million, less estimated cost to sell of $0.4 million, less deferred dry-docking costs incurred of $0.8 million, which resulted in a gain of $1.7 million when compared to the fair value less cost to sell as of December 31, 2012. As of December 31, 2013, no impairment loss was recognized as the vessels’ recoverable amounts, excluding m/v Tiara Globe, exceeded their carrying amounts.

During the year ended December 31, 2012, due to the sustained decline in charter rates and vessel values during the previous four years and because market expectations for future rates are low and were unlikely to increase to the high levels of 2008 and 2007 in the foreseeable future, we performed an impairment analysis for all the vessels in our fleet by comparing projected discounted cash flows to the carrying values of vessels. As a result of this analysis we recorded an impairment loss of $55.8 million to the book value of six out of the seven vessels of our fleet. In addition, on December 4, 2012, we decided that the m/v Tiara Globe met the criteria to be classified as non-current asset held for sale and was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. In this respect we recognized an impairment loss of $24.4 million.

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

	1-year (period)	Impairment charge (in millions of U.S. Dollars)	3-year (period)	Impairment charge (in millions of U.S. Dollars)	5-year (period)	Impairment charge (in millions of U.S. Dollars)
Panamax	$10,099	6.3	$11,489	6.3	$15,435	6.3
Supramax	$10,034	2.4	$11,424	2.4	$13,959	2.1
Total		8.7		8.7		8.4

As of December 31, 2013, we owned and operated a fleet of seven vessels, with an aggregate carrying value of $144.9 million including the value of the m/v Tiara Globe classified as held for sale. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of the market values assume that the vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without any recommendations of any kind. Because vessel values are highly volatile, these estimates may not be indicative of either current or future prices that we could achieve if we were to sell any of the vessels. As of December 31, 2013, we believe that for all our remaining vessels other than the m/v Tiara Globe the basic charter-free market value less estimated costs to sell was lower than the vessel’s carrying value by approximately $8.7 million in the aggregate. As of December 31, 2012, we believe that for all our remaining vessels other than the m/v Tiara Globe the basic charter-free market value less estimated costs to sell was lower than the vessel’s carrying value by approximately $33.6 million in aggregate.

A vessel-by-vessel carrying value summary as of December 31, 2013 and 2012 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2013 (in millions of U.S. Dollars)	Carrying Value as of December 31, 2012 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	19.9	21.0
m/v Sky Globe	56,855	2009	May 2010	32.8	22.0	22.9
m/v Star Globe	56,867	2010	May 2010	32.8	21.6	22.5
m/v Sun Globe	58,790	2007	September 2011	30.3	22.9	24.8
m/v Tiara Globe	72,928	1998	December 2007	66.8	11.4	8.9
m/v Moon Globe	74,432	2005	June 2011	31.4	19.4	20.8
m/v Jin Star	79,387	2010	June 2010	41.1	27.7	28.8
					144.9	149.7

Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and component attributable to favorable or unfavorable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Any seller’s credit, which is the amounts received from the seller of the vessels until date of delivery, is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met. Otherwise, these amounts are charged to expenses as incurred.

Vessels, Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $335 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalized and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a secondhand vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under our ownership and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date. Costs capitalized are limited to actual costs incurred, such as shipyard rent, paints and related works and surveyor fees in relation to obtaining the class certification. If a dry-docking is performed prior to the scheduled date, the remaining unamortized balances of previous dry-dockings are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Amortization of lease component: When we acquire a vessel subject to a time charter, we amortize the amount of the component attributable to the favorable or unfavorable terms of the time charter relative to market terms which is included in the cost of that vessel, over the remaining term of the time charter.

Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. If the carrying amount exceeds fair value less costs to sell, we recognize a loss under impairment loss in the income statement component of the consolidated statement of comprehensive income. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset from being classified as held for sale if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

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

Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including expected volatility and dividend yield and making assumptions about them.

B.  Liquidity and Capital Resources

As of December 31, 2013, we had $5.9 million of “cash and bank balances and bank deposits” that consisted of $3.9 million cash and short-term bank deposits with original maturities of three months or less, $1.0 million bank deposit with original maturity of more than three months and $1.0 million on pledge. In addition we had an amount of $2.0 million available to be drawn under our Firment Credit Facility.

As of December 31, 2013, we had an aggregate debt outstanding of $91.5 million, which includes $44.0 million from our Credit Facility, $17.6 million from the Kelty Loan Agreement, $27.9 million from the DVB Loan Agreement and $2.0 million from our Firment Credit Facility issued for the purpose of financing our general working capital needs.

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

Since our operations began in 2006, we have financed our capital requirements mainly through equity contributions from shareholders, long-term bank debt and cash from operations, including cash from sales of vessels. To finance further vessel acquisitions of either new or secondhand vessels, we anticipate that our primary sources of funds will be our current cash, cash from continuing operations, additional indebtedness to be raised and, possibly, future equity or debt financings.

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt and non-current assets and associated liabilities classified as held for sale, amounted to a working capital deficit of $0.6 million as of December 31, 2013 and to a working capital deficit of $7.0 million as of December 31, 2012.

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

Cash Flows

Cash and bank balances and bank deposits decreased to $5.9 million as of December 31, 2013, compared to $11.7 million as of December 31, 2012 and $9.3 million as of December 31, 2011, while $1.0 million, or 17%, was pledged as collateral and $1.0 million was placed at a time deposit with original maturity of more than three months at the end of 2013, $2.0 million, or 17%, was pledged as collateral at the end of 2012 and $2.0 million, or 22%, was pledged as collateral at the end of 2011. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From Operating Activities

Net cash generated from operating activities decreased by $2.0 million, or 14%, to $12.4 million in 2013, compared to $14.4 million in 2012. The decrease is primarily attributable to a decrease in average TCE rates due to the lower average shipping rates achieved by the vessels in our fleet and increased working capital needs in 2013 compared to 2012.

Net cash generated from operating activities decreased by $5.4 million, or 27%, to $14.4 million in 2012, compared to $19.8 million in 2011. The decrease is primarily attributable to a decrease in average TCE rates due to the lower average shipping rates achieved by the vessels in our fleet in 2012 compared to 2011.

Net Cash Used In Generated From Investing Activities

Net cash used in investing activities was $1.0 million during the year ended December 31, 2013, which was attributable to $1.0 million time deposit with original maturity of more than three months.

Net cash used in investing activities was $0.3 million during the year ended December 31, 2012, which was directly attributable to $0.3 million used on vessel improvements.

Net cash used in investing activities was $61.8 million during the year ended December 31, 2011, which was fully attributed to the net cash used for the acquisition of the m/v Moon Globe and m/v Sun Globe.

Net Cash (Used In) Generated From Financing Activities

Net cash used in financing activities during the year ended December 31, 2013 amounted to $17.1 million and consisted of $16.4 million of indebtedness that we repaid under our existing credit and loan facilities, $0.2 million paid on our Series A Preferred Shares, $3.5 million of interest paid, reduced by $1.0 million of pledged time deposit released, and proceeds of $2.0 million from the Firment Credit Facility entered into for financing general working capital needs.

Net cash used in financing activities during 2012 amounted to $11.7 million and consisted of $5.4 million of indebtedness that we repaid under our existing credit and loan facilities, $2.5 million of dividends paid on our common shares, $0.5 million paid on our Series A Preferred Shares and $3.2 million of interest paid.

Net cash generated from financing activities in 2011 amounted to $25.7 million and consisted of $37.0 million of proceeds from the issuance of long-term debt drawn for the acquisition of the m/v Moon Globe and m/v Sun Globe, $20.0 million of proceeds from the issuance of share capital, net of transaction costs, reduced by $22.3 million of indebtedness that we repaid under our existing credit and loan facilities, $1.0 million of pledged cash, $5.1 million of dividends paid, $2.7 million of interest paid and $0.2 million of loan fees.

Indebtedness

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

As of December 31, 2013, 2012 and 2011, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility, the Kelty Loan Agreement the DVB Loan Agreement and our Firment Credit Facility of an aggregate of $91.5 million, $105.9 million and $111.4 million, respectively.

Credit Facility

General

In November 2007, we entered into a $120.0 million secured reducing revolving Credit Facility with Credit Suisse AG, which we have supplemented from time to time. Our Credit Facility is available to us in connection with vessel acquisitions by our vessel-owning subsidiaries as well as for working capital purposes. Our Credit Facility had an original term of eight years and has a remaining term as of December 31, 2013, of approximately 1.9 years.

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

We can voluntarily prepay principal installments to the bank without penalty at any time between Reduction Dates. Such voluntarily prepaid principal amounts become undrawn amounts under the Credit Facility and we can re-borrow such amounts, or parts thereof, subject to the reducing facility limit. Our Credit Facility has commitment fees of 0.25% per annum on any undrawn amounts under the facility, other than undrawn amounts relating to approximately $14.9 million, in which the commitment fee is 0.5%. Interest on outstanding balances was payable at 0.95% per annum over LIBOR, except when the aggregate security value of the mortgaged vessels is more than 200% of the outstanding balances, in which case the interest was 0.75% per annum over LIBOR. The interest rate, however, has changed as of March 31, 2014. Please see “–Revisions to Credit Facility” below.

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

Covenants

Our Credit Facility contains financial and other covenants. During December 2012, we were in breach of certain covenants of our Credit Facility and therefore in December 2012 reached an agreement with Credit Suisse to amend our Credit Facility and waive certain covenants, which agreement was memorialized by a supplemental agreement in March 2013. The covenants as in effect and as amended for the period from December 28, 2012 to March 31, 2014 provided that:

➢	the aggregate charter free- market value of the mortgaged vessels at all times must equal or exceed 110% (instead of 133%) of the outstanding balance under the facility, minus the aggregate amount, if any, standing to the credit of our operating accounts or any bank accounts opened with the lender, which are subject to an encumbrance in favor of the lender and designated as a “security account” by the lender for purposes of the Credit Facility. As of December 31, 2013 and 2012, the ratio was 172% and 134%, respectively;

➢	Credit Suisse fully waived during the waiver period the requirement that the ratio of our consolidated market adjusted net worth to our total assets to exceed 35% at all times. As of December 31, 2012, the ratio was 20%, corresponding to a $31.7 million shortfall in the fair market value of the Company’s fleet. As of December 31, 2013, the ratio was 37% corresponding to $5.3 million in excess of the required fair market value of the fleet;

➢	Globus must maintain consolidated cash and cash equivalents, to be not less than the greater of (1) $5.0 million (instead of $10.0 million) and (2) the sum determined by the bank to be the aggregate of the total principal amount of all borrowed money and interest accruing thereon, payable by the Company and which falls due in the six-month period commencing on any relevant day;

➢	Globus will not be permitted to pay dividends on its common shares during the waiver period;

➢	during the waiver period, our Credit Facility will bear interest at LIBOR plus a margin of 2.10%; and

➢	Mr. Feidakis maintains at least 35% of our total issued voting share capital; and

Our Credit Facility also contains general covenants that require us to comply with the ISPS Code, carry all required licenses and provide financial statements to the bank. In addition, our Credit Facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. We were permitted to pay dividends in respect of any of our financial quarters (other than during the waiver period described above) so long as we are not in default of our Credit Facility at the time of the declaration or payment of the dividends nor would a default occur as a result of the declaration or payment of such dividends.

As of December 31, 2013, we had a $44.0 million outstanding balance under our Credit Facility which was equal to our Credit Facility. We therefore had no committed amount available to be drawn. The next scheduled semi-annual installment amounting to $4.5 million is due in May 2014.

As of December 31, 2013 and 2012, we were in compliance with the covenants of our Credit Facility, as amended and in effect. We expect that we will be able to comply with the covenants in our Credit Facility for the next 12 months.

Revisions to Credit Facility

During March 2014, the Company reached an agreement with Credit Suisse on permanently revising certain terms of our Credit Facility as listed below. The Company agreed with Credit Suisse that:

➢	The Company must maintain cash and cash equivalents of not less than $5.0 million conditional on the Company not declaring and paying dividends to common shareholders. In the event of dividend payment, the Company must maintain cash and cash equivalents of not less than $7.0 million and will have to maintain such amount during a continuous period of at least three months following the dividend payment, upon which the minimum amount will be reduced to the $5.0 million requirement.

➢	From March 31, 2014 onwards the Credit Facility will bear interest at LIBOR plus a margin of 1.20%.

➢	The Company is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $0.5 million per fiscal year when cash and cash equivalents of the Company are less than $7.0 million.

DVB Loan Agreement

In June 2011, through our wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, we entered into the DVB Loan Agreement for an amount up to $40 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. We act as guarantor for this loan.

In June 2011, $19 million was drawn (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. Tranche A is payable in 30 quarterly installments of $440,000 and a balloon payment of $5.3 million payable together with the 30th and last installment payable in December 2018. As of December 31, 2013, the outstanding principal balance of Tranche A was $14.1 million. A quarterly installment of $440,000 was paid during March 2014, and the next quarterly installment is due in June 2014.

In September 2011, $18 million was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. Tranche B is payable in 30 quarterly installments of $416,250 and a balloon payment of $5.0 million payable together with the 30th and last installment payable in March 2019. As of December 31, 2013, the outstanding principal balance of Tranche B was $13.8 million. A quarterly installment of $416,250 was paid during March 2014 and the next quarterly installment is due in June 2014.

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

During December 2012, we were in breach of certain covenants of the DVB Loan Agreement and therefore in December 2012 reached an agreement with DVB Bank to amend the DVB Loan Agreement and waive certain covenants, which agreement was memorialized by a supplemental agreement in April 2013. The covenants as in effect and as amended for the period from December 31, 2012 to March 31, 2014 provided that:

➢	the aggregate charter free- market value of the mortgaged vessels must equal or exceed 107% (instead of 120% during the first two years and 130% thereafter) of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank up to $1.0 million. As of December 31, 2012, the aggregate fair market value of the mortgaged vessels was 107% of the outstanding balance under the DVB Loan Agreement less any cash pledged to DVB Bank and subject to $1.0 million prepayment, paid in April 2013. As of December 31, 2013, the aggregate fair market value of the Mortgaged vessels was approximately 160% of the outstanding balance under the DVB Loan Agreement less any cash pledged to DVB Bank;

➢	a quarterly cash sweep mechanism was put into effect in April 2013 and implemented on all vessels mortgaged under the DVB Loan Agreement on an individual vessel basis until the security value exceed 130% of the loan outstanding. Under this mechanism, all earnings of these vessels after operating expenses, dry-docking provision, general and administrative expenses and debt service, if any, are to be used as applied towards the balloon payment of the relevant tranche;

➢	Globus must maintain a minimum market adjusted net worth of more than $20.0 million (instead of $50.0 million) and a minimum liquidity of $5.0 million (instead of the lesser of $10.0 million and $1.0 million per vessel owned by us). As of December 31, 2013 and 2012, the market adjusted net worth of Globus was $56.5 and $27.8, respectively;

➢	the ratio of our market adjusted net worth to our total assets must be greater than 15% (instead of 35%). As of December 31, 2012, the ratio was 20% corresponding to a $31.7 million shortfall in the fair market value of the Company’s fleet when compared to the original minimum requirement of 35%. As of December 31, 2013, the ratio was 37% corresponding to $5.3 million in excess of the required fair market value of the fleet when compared to the original minimum requirement of 35%;

➢	Globus is not permitted to pay dividends on its common shares during the period of the amendment, and is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $500,000 per fiscal year;

➢	the vessel-owning subsidiaries that own a vessel pledged as security under the DVB Loan Agreement will each maintain a minimum liquidity of $500,000;

➢	Mr. Feidakis and Mr. Karageorgiou maintain at least 35% of our total voting share capital; and

➢	we maintain our listing on a major stock exchange in the United States, Europe or Asia.

The DVB Loan Agreement initially contained a covenant that Mr. Feidakis remain a member of our board of directors and Mr. Karageorgiou remain our chief executive officer. This covenant was waived by DVB Bank in November 2011.

The amendments to the DVB Loan Agreement were subject to $1.0 million prepayment, which was paid in April 2013.

As of December 31, 2013 and 2012, Globus was in compliance with the loan covenants of the DVB Loan Agreement, as amended and in effect. We expect that we will be able to comply with the covenants in the DVB Loan Agreement for the next 12 months.

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

Kelty Marine can prepay the loan in a minimum amount of $1 million and multiples thereof, up to $2 million per year without any penalty. The Kelty Loan Agreement had a commitment fee of 0.5% per annum on the amount of the undrawn balance of the agreement through September 30, 2010, and had a 0.75% flat management fee on the loan amount. On April 29, 2013, the Company prepaid $3.0 million together with the scheduled installment due on June 28, 2013 against its six following scheduled installment payments. As of December 31, 2013, the outstanding principal balance was $17.6 million and the next quarterly installment is due in March 2015.

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

As of December 31, 2012, we were not in compliance with the security value requirement that requires the market value of the m/v Jin Star and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. In such circumstances, upon request from our lender, we had to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which as of December 31, 2012 amounted to $5.8 million. On April 29, 2013, the Company reached an agreement with Commerzbank and prepaid $3.0 million together with the next scheduled installment due on June 28, 2013 for the Company to be fully compliant with the provisions of the Kelty Loan Agreement.

As of December 31, 2013, Globus was in compliance with the loan covenants of the Kelty Loan Agreement. We expect that we will be able to comply with the covenants in the Kelty Loan Agreement for the next 12 months.

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

As of December 31, 2011, we were not in breach of any of the provisions of our Credit Facility, the Kelty Loan Agreement or the DVB Loan Agreement.

Firment Credit Facility

In December 2013, the Company entered into a revolving credit facility for up to $4.0 million with Firment Trading Limited, a company related through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and will remain available for 24 months until its final maturity date of December 2015, when the Company must repay all drawn and outstanding amounts at that time. The Company has the right to drawdown any amount up to $4.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. The Company drew down $2.0 million in December 2013.

Financial Instruments

The major trading currency of our business is the U.S. dollar. Movements in the U.S. dollar relative to other currencies can potentially impact our operating and administrative expenses and therefore our operating results.

In November 2008, in an effort to mitigate the exposure to interest rate movements, we entered into two interest rate swap agreements for a notional amount of $25 million in total. Both interest rate swap agreements reached maturity in November 2013.

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

As of December 31, 2013, 2012 and 2011, we did not use and have not used any financial instruments designated in our financial statements as those with hedging purposes.

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

D.  Trend Information

Please read “Item 4.B.  Information on the Company—Business Overview.”

E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2013:

	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. Dollars)
Long term debt	$12,425	47,850	25,800	5,429	91,504
Interest on long term debt	1,977	2,475	997	37	5,486
Operating lease obligations(1)	251	170			421

(1) We rent our office space from Cyberonica S.A. for an amount of €14,578 per month, which we expect will increase at a rate of 2.5% per year. We assume an average Euro:U.S. dollar exchange rate of 1.0:1.4.

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and our directors. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2014, the term of our Class II directors expires at our annual general meeting of shareholders in 2015 and the term of our Class III directors expires at our annual general meeting of shareholders in 2016. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Chairman of the Board of Directors	63
Georgios Karageorgiou	Director, President, Chief Executive Officer and Chief Financial Officer	49
Amir Eilon	Director	65
Jeffrey O. Parry	Director	54
Athanasios Feidakis	Director	27
Olga Lambrianidou	Secretary	58

Georgios (“George”) Feidakis, a Class III director, is our founder and principal shareholder and has served as chairman of the board of directors since inception. Mr. Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. Feidakis has been involved with since 1994 and that has been listed on the Athens Stock Exchange since 1968, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well-known brands in Greece, the Balkans, Turkey and Italy. FG Europe is in the air-conditioning and white/brown electric goods market in Greece and is active in power generation and mobile telephony. Mr. Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries.

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

Amir Eilon, a Class III director, has served as our director since June 2007. Mr. Eilon has been a director of Eilon & Associates Limited since February 1999, which provides general corporate advice. Mr. Eilon was previously a non-executive chairman of Spring plc, listed on the London Stock Exchange, from mid-2004 to August 2009 and a director of Flamingo Holdings, a venture capital backed private company, from March 2007 to April 2009. Mr. Eilon was the managing director of Credit Suisse First Boston Private Equity from 1998 to 1999, the managing director of BZW from 1990 to 1998, where he was head of global capital markets, and the managing director of Morgan Stanley, London from 1985 to 1990, where he was responsible for international equity capital markets. Mr. Eilon is a Non-Executive Chairman of Intern Avenue, a company that matches companies offering paid intern opportunities to young talent looking for employment, and is a Non-Executive  Director of Articheck, a  company developing  conservatory art software.

Jeffrey O. Parry, a Class II director, has served as our director since July 2010. Mr. Parry is currently the president of Mystic Marine Advisors LLC, a Connecticut-based advisory firm specializing in turnaround and emerging shipping companies, and has been affiliated with such company since August 1998. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited (now named NewLead Holdings Ltd.). Mr. Parry has also served as the managing director of A.G. Pappadakis & Co. Ltd, an Athens-based shipowner from March 2007 to July 2008, and managing director of Poten Capital Services LLC, a U.S. broker/dealer firm specializing in shipping from February 2003 to March 2007. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University. Mr. Parry started his career as a stevedore on the New York waterfront. Mr. Parry is a director of TBS International Ltd since April 2012, and acted as its interim chief executive officer from October 2012 to December 2012.

Athanasios (“Thanos”) Feidakis, was appointed to our board of directors on July 1, 2013 as a Class II director to fill the vacancy created in the Class II directorship and serve until the next election of the term which expires at our annual meeting in 2015. Mr A. Feidakis has worked for our operations and chartering departments from October 2011 to June 2013. Prior to that he trained in London with several shipbroking firms such as Clarksons Ltd. and ACM Shipping, acquiring experience in dry cargo commodities chartering, as well as in the sale and purchase of vessels.  Since April 2011, Mr A. Feidakis has been a director of FG Europe. Mr A. Feidakis has been the president of Cyberonica S.A., a family owned company specializing in real estate development, since December 2008. Mr A. Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London). In addition, he has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

Olga Lambrianidou, our secretary, has been a corporate consultant to the Company since November 2010, and was appointed as secretary to the Company in December 2012. Prior to joining us, Ms. Lambrianidou was the Corporate Secretary and Investor Relations Officer of NewLeads Holdings Ltd., formerly known as Aries Maritime Limited from 2008 to 2010, and of DryShips Inc., a dry bulk publicly trading shipping company from 2006 to 2008. Ms. Lambrianidou was Corporate Secretary, Investor Relations Officer and Human Resources Manager with OSG Ship Management (GR) Ltd., formerly known as Stelmar Shipping Ltd. from 2000 to 2006. Prior to 2000, Ms. Lambrianidou worked in the banking and insurance fields in the United States. She holds a BBA Degree in Marketing/English Literature from Pace University and an MBA Degree in Banking/Finance from the Lubin School of Business of Pace University in New York.

Athanasios Feidakis is the son of our Chairman George Feidakis. Other than the aforementioned, there are no other family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.  Compensation

The aggregate compensation, other than share based compensation paid to members of our senior management in 2013, 2012 and 2011, was approximately $0.2 million, $0.2 million and $0.8 million, respectively. In addition, our senior management received no shares in 2013, received an aggregate of 72,410 common shares and 3,347 Series A Preferred Shares in 2012 and 33,563 common shares in 2011. The aggregate compensation other than share based compensation paid to our non-executive directors in 2013, 2012 and 2011 was approximately $165,000, $145,000 and $145,000, respectively, plus reimbursements for actual expenses incurred while acting in their capacity as a director. In addition, in 2013, 2012 and 2011, non-executive directors received an aggregate of 19,841 common shares, 15,780 common shares and 7,800 common shares, respectively.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We have accrued as of December 31, 2013 a non-current liability of $64,000 for such payments.

We do not have a retirement plan for our officers or directors.

C.  Board Practices

Our board of directors and executive officers will oversee and supervise our operations.

Each director holds office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of incorporation or with the provisions of the BCA. In addition to cash compensation, we pay each of Mr. Eilon, Mr. Parry and Mr. Athanasios Feidakis $20,000 in common shares annually. The members of our senior management are appointed to serve at the discretion of our board of directors. Our board of directors and committees of our board of directors schedule regular meetings over the course of the year. Under the Nasdaq rules, we believe that Mr. Eilon and Mr. Parry are independent.

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

The Remuneration Committee is comprised of Athanasios Feidakis (who succeeded George Feidakis on February 20, 2014), Amir Eilon and Jeffrey O. Parry. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officers, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee is responsible for declaring dividends on our Series A Preferred Shares, if any. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies. While Athanasios Feidakis is not an independent director, we believe that, as a family member of a significant shareholder, who has a substantial vested interest in our success, his particular input will significantly aid and assist us.

The Nomination Committee is comprised of George Feidakis, Amir Eilon and Jeffrey O. Parry. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board positions as necessary.

D.  Employees

As of December 31, 2013, we had approximately thirteen full-time employees and three consultants, all of whom were hired through our Manager. All of these employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

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

2013 Grants

No awards were granted during the year ended December 31, 2013.

2012 Grants

Our board of directors determined in February 2012 to grant two conditional equity settled awards to our then two executive officers.

A conditional equity settled award of 51,729 and 19,214 common shares of Globus was granted to our chief executive officer and chief financial officer, respectively, subject to the award holders continuing their employment until December 31, 2013. 100% of the shares granted would have vested at December 31, 2013 if the average TSR from January 1, 2011 to December 31, 2013 was equal to or greater than 10%, and the number of shares vested would have been prorated if TSR was calculated to be less than 10%. In addition, 100% of the shares granted would have vest if our average net income from January 1, 2011 through December 31, 2013 was 10 times the value of the shares granted (valued at a price of $9.06 per share) and prorated for average net income achieved below the target amount. The award lapsed on December 31, 2013 without any shares being vested.

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

2009 Grants

On December 10, 2009, we granted to our two executive officers and a number of managers and staff of our Manager a conditional award of 575,199 shares, which following our four-for-one reverse split of our common shares, became an effective award of 143,799, with a conditional right for the shares to be allotted and delivered to them in the future at no cost, subject to the employees continuing service. These shares were to vest on a daily basis over the next three years, and one third of these shares were to be allotted and delivered to them at nil cost on each of the first, second and third anniversaries of the grant date. If a cash dividend was paid during the vesting period, additional shares were granted and calculated in accordance with the terms of our long term incentive plan. Due to the cash dividends declared and paid during the three year vesting period from December 10, 2009 to December 10, 2012, an additional 14,118 common shares of the Company were added to the initially granted shares and 4,973 common shares were forfeited. On December 10, 2010, 2011 and 2012, the first, second and third anniversary of the award, 47,823, 52,989 and 52,132 common shares, respectively, were issued and delivered to the relevant award holders.

There are no other outstanding awards.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of April 28, 2014 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this annual report on Form 20-F and all directors and executive officers as a group.

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

The numbers of shares and percentages of beneficial ownership are based on approximately 10,231,252 common shares outstanding on April 28, 2014. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of April 28, 2014	Percentage of common shares beneficially owned as of April 28, 2014
5% Beneficial Owners
Broadbill Investment Partners, LLC (1)	537,269	5.3%
Officers and Directors
George Feidakis (2)	5,204,475	50.9%
George Karageorgiou	354,184	3.4%
Amir Eilon	32,698	*
Jeffrey O. Parry	21,769	*
Athanasios Feidakis	382,296	3.7%
All executive officers and directors as a group (five persons)	5,995,422	58.6%

*Less than 1.0% of the outstanding shares.

(1) Based on information obtained in a Schedule 13G/A, filled with the SEC on February 14, 2014. The Schedule 13G/A was jointly filed by Broadbill Investment Partners, LLC and Broadbill Partners GP, LLC (together with Broadbill Investment Partners, LLC, the “Reporting Persons”) with respect to our common shares owned by Broadbill Partners, L.P., a Delaware limited partnership and Broadbill Partners II, L.P., a limited partnership. The address of the principal business office of each of the Reporting Persons is Broadbill Investment Partners, LLC, 527 Madison Avenue, 6th Floor, New York, New York 10022.

(2) Mr. George Feidakis beneficially owns 4,724,475 of his common shares through Firment Trading Limited, a Cypriot company, for which he exercises sole voting and investment power through two companies that hold Firment Trading’s shares in trust for Mr. Feidakis. Mr. Feidakis beneficially owns 480,000 common shares through F.G. Europre S.A., a Greek company of which Mr. Feidakis is the majority shareholder. Mr. Feidakis and Firment Trading Limited disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares.

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

B.  Related Party Transactions

Lease

During the 2013, 2012 and 2011 fiscal years, we paid $232,000, $226,000 and $243,000, respectively, to Cyberonica S.A., a company owned by Mr. George Feidakis, for the rental of 350 square meters of office space for our operations.

Employment of Relative of Mr. Feidakis

In October 2011, we entered into an employment agreement with Athanasios Feidakis the son of our chairman of the board of directors and largest beneficial shareholder, Mr. George Feidakis, to act in a non-managerial position. As of July 1, 2013, Athanasios Feidakis became a non-executive director of the Company.

Firment Credit Facility

In December 2013, the Company entered into a revolving credit facility for up to $4.0 million with Firment Trading Limited, a company related through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and will remain available for 24 months until its final maturity date of December 2015, when the Company must repay all drawn and outstanding amounts at that time. The Company has the right to drawdown any amount up to $4.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. The Company drew down $2.0 million in December 2013.

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

We are a holding company, with no material assets other than the shares of our subsidiaries. Therefore, our ability to pay dividends depends on the earnings and cash flow of those subsidiaries and their ability to pay dividends to us. Additionally, the declaration and payment of any dividend is subject at all times to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and dry-docking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings and future issuances of securities, many of which are beyond our control.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such dividend.

We historically paid dividends to our common shareholders in amounts ranging from $0.03 per share to $0.50 per share. Historical dividend payments should not provide any promise or indication of future dividend payments.

No dividends were declared or paid on our common shares during the year ended December 31, 2013.

Dividends declared and paid on our Series A Preferred shares during the year ended December 31, 2013 are as follows:

2013	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	63.46	163	May 30, 2013	July 12, 2013
2nd Preferred dividend	65.20	167	December 27, 2013	January 15, 2014
		330

Dividends declared and paid on our common shares during the year ended December 31, 2012 are as follows:

2012	$ per share	$000’s	Date declared	Date Paid
Quarterly dividend for 2011	0.16	1,622	February 28, 2012	March 22, 2012
Quarterly dividend for 2012	0.085	862	May 8, 2012	May 31, 2012
		2,484

Dividends declared and paid on our Series A Preferred shares during the year ended December 31, 2012 are as follows:

2012	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	80.00	268	May 8, 2012	May 8, 2012
2nd Preferred dividend	37.50	125	September 5, 2012	September 5, 2012
3rd Preferred dividend	39.75	133	December 4, 2012	December 4, 2012
		526

From December 31, 2012 through March 31, 2014 we were prohibited from paying dividends to our common shareholders under our amended loan arrangements. Under the terms of our recently agreed amendment to our Credit Facility, we are prohibited under certain circumstances from paying dividends to the holders of our preferred shares in an amount that exceeds $500,000 per fiscal year. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

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

On July 29, 2010, we effected a four-for-one reverse split of our common shares. Prices indicated below with respect to our common share price include inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. All prices are quoted in U.S. dollars, using a using an exchange rate of U.K. pounds sterling: U.S. dollar of 1.0:1.6.

Period Ended	High	Low

Monthly
March 2014	$4.44	$3.58
February 2014	$3.71	$2.98
January 2014	$3.89	$3.07
December 2013	$4.21	$2.79
November 2013	$2.94	$2.57
October 2013	$3.24	$2.57

Quarterly
First Quarter 2014	$4.44	$2.98
Fourth Quarter 2013	$4.21	$2.57
Third Quarter 2013	$3.35	$1.88
Second Quarter 2013	$2.98	$1.87
First Quarter 2013	$2.51	$1.70
Fourth Quarter 2012	$2.54	$1.48
Third Quarter 2012	$3.19	$2.15
Second Quarter 2012	$5.29	$2.81
First Quarter 2012	$5.77	$3.90

Yearly
2013	$4.21	$1.70
2012	$5.77	$1.48
2011	$10.92	$2.50
2010	$13.59	$6.05
2009	$6.98	$2.82

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

No contract or transaction between us and one or more of our directors or officers will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if (1) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board of directors or committee, and the board of directors or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors; or (2) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders.

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

Dissenters’ Right of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange to fix the value of the shares.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates or that the shares devolved upon the shareholder by operation of law.

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

Limitations on Liability and Indemnification of Directors and Officers

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law and provides that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses to our directors and officers and expect to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

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

Greek Tax Considerations

In January 2013, a new tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities.

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

The Company is a Marshall Islands corporation, and each of the vessels in its fleet is owned by a separate wholly owned subsidiary organized in the Marshall Islands or Malta. The U.S. Department of the Treasury recognizes the Marshall Islands and Malta as jurisdictions which grant an Equivalent Exemption; therefore, the Company and each of its vessel-owning subsidiaries meets the first requirement for the Section 883 Exemption.

The 50 % Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). For the taxable year ended December 31, 2013, the Company believes that each of its vessel-owning subsidiaries satisfied the 50% Ownership Test based on the beneficial ownership of more than 50% of the value of its shares by a qualifying shareholder, assuming that such shareholder meets all of the substantiation and reporting requirements under Section 883 of the Code and the Section 883 Regulations for such taxable year, and that each such subsidiary should therefore qualify for the Section 883 Exemption for such taxable year.

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

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, relating to the year ended December 31, 2013, certifying the qualifying shareholder status of a shareholder beneficially owning more than 50% of the value of each such subsidiary’s stock and the status of intermediaries as required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

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

Dividends paid in respect of the Company’s common shares may qualify for the preferential rate attributable to qualified dividend income if: (1) the common shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (3) the United States Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend and (4) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. The first requirement is met as our common shares are listed on the Nasdaq Global Market. The second requirement is expected to be met as more fully described below under “—Consequences of Possible PFIC Classification.” Satisfaction of the final two requirements will depend on the particular circumstances of each United States Holder. Consequently, if any of these requirements are not met, the dividends paid to individual United States Holders in respect of the Company’s common shares would not be treated as qualified dividend income and would be taxed as ordinary income at ordinary rates.

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

While there are legal uncertainties involved in this determination, including as a result of adverse case law described herein, based upon the Company’s and its subsidiaries’ expected operations as described herein and based upon the current and expected future activities and operations of the Company and its subsidiaries, the income of the Company and such subsidiaries from time charters should not constitute “passive income” for purposes of applying the PFIC rules, and the assets that the Company owns for the production of this time charter income should not constitute passive assets for purposes of applying the PFIC rules.

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2013.

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

In order to avoid the application of the PFIC rules, United States Holders may make a qualified electing fund, or a QEF, election provided in Section 1295 of the Code in respect of their common shares. Even if a United States Holder makes a QEF election for a taxable year of the Company, if the Company was a PFIC for a prior taxable year during which such holder held the common shares and for which such holder did not make a timely QEF election, the United States Holder would also be subject to the more adverse rules described above. Additionally, to the extent any of the Company’s subsidiaries is a PFIC, an election by a United States Holder to treat Globus Maritime Limited as a QEF would not be effective with respect to such holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary is required. In lieu of the PFIC rules discussed above, a United States Holder that makes a timely, valid QEF election will, in very general terms, be required to include its pro rata share of the Company’s ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if no actual distributions are received for that year in respect of the common shares and even if the amount of that income is not the same as the amount of actual distributions paid on the common shares during the year. If the Company later distributes the income or gain on which the United States Holder has already paid taxes under the QEF rules, the amounts so distributed will not again be subject to tax in the hands of the United States Holder. A United States Holder’s tax basis in any common shares as to which a QEF election has been validly made will be increased by the amount included in such United States Holder’s income as a result of the QEF election and decreased by the amount of nontaxable distributions received by the United States Holder. On the disposition of a common share, a United States Holder making the QEF election generally will recognize capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and its adjusted tax basis in the common share. In general, a QEF election should be made by filing a Form 8621 with the United States Holder’s federal income tax return on or before the due date for filing such United States Holder’s federal income tax return for the first taxable year for which the Company is a PFIC or, if later, the first taxable year for which the United States Holder held common shares. In this regard, a QEF election is effective only if certain required information is made available by the PFIC. Subsequent to the date that the Company first determines that it is a PFIC, the Company will use commercially reasonable efforts to provide any United States Holder of common shares, upon request, with the information necessary for such United States Holder to make the QEF election.

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

As previously indicated, if the Company were to be classified as a PFIC for a taxable year in which the Company pays a dividend or the immediately preceding taxable year, dividends paid by the Company would not constitute “qualified dividend income” and, hence, would not be eligible for the reduced rate of United States federal income tax.

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

Sale, Exchange or Other Disposition of Common Shares

A United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such common shares. Assuming the Company does not constitute a PFIC for any taxable year, this gain or loss will generally be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. A United States Holder’s ability to deduct capital losses is subject to limitations.

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

Net Investment Income Tax

A United States Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such United States Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such United States Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of the common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a United States Holder’s pro rata share of the Company’s income and gain (if we are a PFIC and that United States Holder makes a QEF election, as described above in “—United States Federal Income Taxation of United States Holders—Consequences of Possible PFIC Classification”) or Subpart F Income (if we are a CFC with respect to which a United States Holder is a “U.S. Shareholder,” as described above in “—United States Federal Income Taxation of United States Holders— Consequences of Controlled Foreign Corporation Classification of the Company”). However, a United States Holder may elect to treat inclusions of income and gain from a QEF election or Subpart F Income as net investment income. Failure to make this election could result in a mismatch between a United States Holder’s ordinary income and net investment income. If you are a United States Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in the common shares.

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

United States Holders of common shares may be required to file forms with the IRS under the applicable reporting provisions of the Code. For example, such United States Holders may be required, under Sections 6038, 6038B, 6038D and/or 6046 of the Code, and the regulations thereunder, to supply the IRS with certain information regarding the United States Holder, other United States Holders and the Company if (1) such person owns at least 10% of the total value or 10% of the total combined voting power of all classes of shares entitled to vote or (2) the acquisition, when aggregated with certain other acquisitions that may be treated as related under applicable regulations, exceeds $100,000. United States Holders may also be required to report information relating to an interest in common shares that are not held in a financial account maintained by a U.S. or foreign financial institution. In the event a United States Holder fails to file a form when required to do so, the United States Holder could be subject to substantial tax penalties.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with Credit Suisse, Commerzbank and DVB Bank. As of December 31, 2013, we had a $44.0 million outstanding balance under our Credit Facility with Credit Suisse, a $17.6 million principal balance outstanding under the Kelty Loan Agreement with Commerzbank and a $27.9 million principal balance outstanding under the DVB Loan Agreement with DVB Bank.

In December 2013, we entered into a revolving credit facility for up to $4.0 million with Firment Trading Limited, a company related through common control, for the purpose of financing our general working capital needs. We are not exposed to market risk with respect to this credit facility because interest is charged at a fixed rate of 5% per annum.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income.

In 2013, the weighted average interest rate for our then-outstanding facilities in total was 2.54% and the respective interest rates on our loan agreements, other than the Firment Credit Facility, ranged from 1.16% to 2.81%, including margins.

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

During 2008 we had entered into two interest rate swap agreements in order to manage the risk associated with changing interest rates. Both swap agreements reached maturity in November 2013.

The total notional principal amount of these swaps was $25 million, which had specified rates and durations.

The following table sets forth the sensitivity of our existing loans as of December 31, 2013 as to a 1.0% (100 basis points) increase in LIBOR, during the next five years, and reflects the additional interest expense that will be incurred.

Year	Amount
2014	$0.9 million
2015	$0.7 million
2016	$0.4 million
2017	$0.2 million
2018	$0.1 million

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 1992. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2013 is effective.

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

Item 16C.  Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, have billed us for audit, audit-related and non-audit services as follows:

	2013	2012

Audit Fees	$136,000	130,000
Audit-Related Fees	-	-
Tax Fees	4,500	9,400
All Other Fees	-	-

Total	$140,500	139,400

Audit fees for the years ended December 31, 2013 and 2012 were paid in Euros.

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements and for the review of the quarterly financial information as well as services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Tax fees relate to services for assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2012 and 2011.

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

Item 16F.  Change in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

➢	in lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees are and will be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals. There is nothing to prohibit shareholders identifying and recommending potential candidates to become board members;

➢	in lieu of holding regularly scheduled meetings of the board of directors at which only independent directors are present, we will not be holding such regularly scheduled meetings;

➢	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors;

➢	in lieu of an audit committee comprised of three independent directors, our audit committee has two members;

➢	in lieu of having a remuneration committee with the authorities and responsibilities set forth in the Nasdaq rules, our remuneration committee is not required to have such authorities and responsibilities; and

➢	in lieu of obtaining shareholder approval prior to the issuance of designated securities (including adoption of any equity incentive plan), we will comply with provisions of the BCA, which allows the board of directors to approve share issuances.

Item 16H.  Mining Safety Disclosure

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report on Form 20-F.

Item 19.  Exhibits

1.1	Articles of Incorporation of Globus Maritime Limited (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 24, 2010)

1.2	Bylaws of Globus Maritime Limited (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 24, 2010)

1.3	Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

4.1	Credit Facility between Credit Suisse and Global Maritime Limited, as supplemented (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Loan Agreement between Deutsche Schiffsbank Aktiengesellschaft and Kelty Marine Ltd. (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.3	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.4	Registration Rights Agreement between Globus Maritime Limited, Firment Trading Limited and Kim Holdings S.A. (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.5	Sixth Supplemental Agreement to Facility Agreement, dated May 5, 2011 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on May 9, 2011)

4.6	Memorandum of Agreement, dated May 2, 2011 and Addendum No. 1 to the Memorandum of Agreement, dated May 6, 2011 (previously filed as Exhibit 10.8 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on May 17, 2011)

4.7	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited (previously filed as Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

4.8	First Supplemental Agreement to Loan Agreement dated March 1, 2012 (incorporated by reference to Exhibit 4.10 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.9	Second Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated April 10, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.10	Seventh Supplemental Agreement to Facility Agreement, dated March 26, 2013 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.11*	Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated as of December 16, 2013

8.1	Subsidiaries of Globus Maritime Limited (incorporated by reference to Exhibit 8.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

11.1	Code of Ethics & Conduct of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

12.1/12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President, Chief Executive Officer and Chief Financial Officer

13.1/13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President, Chief Executive Officer and Chief Financial Officer

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Georgios Karageorgiou
Name: Georgios Karageorgiou
Title: President, Chief Executive
Officer and Chief Financial Officer

Date: April 29, 2014

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Globus Maritime Limited

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (“Globus”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013 These financial statements are the responsibility of Globus’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globus Maritime Limited at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 29, 2014

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. Dollars)

		December 31,
	Notes	2013	2012
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	133,577	140,860
Office furniture and equipment		120	96
Other non-current assets		10	10
Total non-current assets		133,707	140,966
CURRENT ASSETS
Cash and bank balances and bank deposits	3	5,889	11,653
Trade receivables, net	2.7	846	728
Inventories	6	633	658
Prepayments and other assets	7	3,221	2,841
Total current assets		10,589	15,880
Vessel classified as held for sale	2.29,5	11,366	8,876
		21,955	24,756
TOTAL ASSETS		155,662	165,722

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO SHAREHOLDERS
Share capital	10	41	41
Share premium	10	109,803	109,753
Accumulated deficit		(49,504)	(54,612)
Total equity		60,340	55,182
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,12	72,737	78,735
Provision for staff retirement indemnities	2.19	64	77
Total non-current liabilities		72,801	78,812
CURRENT LIABILITIES
Current portion of long-term borrowings	12	12,323	20,074
Trade accounts payable	8	2,097	1,720
Accrued liabilities and other payables	9	1,417	1,099
Derivative financial instruments	18	-	738
Deferred revenue	2.4	534	1,387
Total current liabilities		16,371	25,018
Long-term borrowings associated with Vessel classified as held for sale	12	6,150	6,710
		22,521	31,728
TOTAL LIABILITIES		95,322	110,540
TOTAL EQUITY AND LIABILITIES		155,662	165,722

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars, except per share data)

		For the year ended December 31,
	Notes	2013	2012	2011
REVENUE:
Time charter revenue		29,434	32,197	35,559

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	14	(2,892)	(4,450)	(3,283)
Vessel operating expenses	14	(10,031)	(10,400)	(7,967)
Depreciation	5	(5,622)	(11,255)	(10,180)
Depreciation of dry docking costs	5	(434)	(763)	(318)
Amortization of fair value of time charter attached to vessels	5	(1,261)	(1,823)	(779)
Administrative expenses	15	(2,092)	(1,869)	(2,078)
Administrative expenses payable to related parties	4	(620)	(598)	(1,150)
Share based payments	13	189	(977)	(364)
Impairment gain/(loss)	5	1,679	(80,244)	-
Other income/(expenses), net		127	(68)	(124)

Operating profit/(loss) before financing activities		8,477	(80,250)	9,316

Interest income from bank balances and bank deposits		41	47	52
Interest expense and finance costs	16	(3,571)	(3,358)	(2,821)
Gain on derivative financial instruments	18	738	693	369
Foreign exchange (losses)/gains, net		(8)	64	9
Total finance costs, net		(2,800)	(2,554)	(2,391)

TOTAL PROFIT/(LOSS) FOR THE YEAR		5,677	(82,804)	6,925
Other Comprehensive Income		-	-	-
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR		5,677	(82,804)	6,925

Earnings/(loss) per share (U.S.$):
- Basic earnings/(loss) per share for the year	11	0.52	(8.22)	0.80
- Diluted earnings/(loss) per share for the year	11	0.52	(8.22)	0.79

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. Dollars, except share and per share data)

	Issued share	Share	(Accumulated Deficit)/
	Capital	Premium	Retained	Total
	(note 10)	(note 10)	Earnings	Equity
Balance at January 1, 2011	29	88,817	28,942	117,788
Profit for the year	-	-	6,925	6,925
Other comprehensive income	-	-	-	-
Total comprehensive income for the year	-	-	6,925	6,925
Proceeds from public offering (note 10)	11	21,989	-	22,000
Transaction costs (note 10)	-	(1,952)	-	(1,952)
Share based payment (note 13)	-	375	(11)	364
Dividends paid (note 17)	-	-	(5,106)	(5,106)
Balance at December 31, 2011	40	109,229	30,750	140,019
Loss for the year	-	-	(82,804)	(82,804)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the year	-	-	(82,804)	(82,804)
Share based payment (note 13)	1	524	452	977
Dividends paid (note 17)	-	-	(3,010)	(3,010)
Balance at December 31, 2012	41	109,753	(54,612)	55,182
Profit for the year	-	-	5,677	5,677
Other comprehensive income	-	-	-	-
Total comprehensive income for the year	-	-	5,677	5,677
Share based payment (note 13)	-	50	(239)	(189)
Dividends paid (note 17)	-	-	(330)	(330)
Balance at December 31, 2013	41	109,803	(49,504)	60,340

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

		For the year ended December 31,
	Notes	2013	2012	2011
Cash flows from operating activities:
Profit/(loss) for the year		5,677	(82,804)	6,925
Adjustments for:
Depreciation	5	5,622	11,255	10,180
Depreciation of deferred dry docking costs	5	434	763	318
Amortization of fair value of time charter attached to vessels	5	1,261	1,823	779
Payment of deferred dry docking costs	5	(811)	(941)	(485)
Impairment (gain)/loss	5	(1,679)	80,244	-
Provision for staff retirement indemnities		(13)	11	10
Gain on derivative financial instruments	18	(738)	(693)	(369)
Interest expense and finance costs	16	3,571	3,358	2,821
Interest income		(41)	(47)	(52)
Foreign exchange gains, net		(18)	(3)	(10)
Share based payment	13	(189)	977	364
(Increase)/decrease in:
Trade receivables, net		(118)	658	(1,105)
Inventories		25	(104)	(87)
Prepayments and other assets		(381)	(621)	(689)
Increase/(decrease) in:
Trade accounts payable		377	775	(401)
Accrued liabilities and other payables		231	(91)	524
Deferred revenue		(853)	(190)	1,051
Net cash generated from operating activities		12,357	14,370	19,774
Cash flows from investing activities:
Vessel acquisitions	5	-	-	(61,774)
Vessel improvements	5	-	(345)	-
Time deposits with maturities of three months or more		(1,000)	-	-
Purchases of office furniture and equipment		(58)	(49)	(53)
Interest received		42	53	45
Net cash used in investing activities		(1,016)	(341)	(61,782)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	12	2,000	-	37,000
Repayment of long-term debt		(16,425)	(5,425)	(22,296)
Pledged bank deposits	3	1,000	-	(1,000)
Proceeds from issuance of share capital net of transaction costs		-	-	20,048
Payment of financing costs		-	-	(240)
Dividends paid	17	(163)	(3,010)	(5,106)
Interest paid		(3,535)	(3,245)	(2,725)
Net cash (used in)/generated from financing activities		(17,123)	(11,680)	25,681
Net (decrease)/increase in cash and cash equivalents		(5,782)	2,349	(16,327)
Foreign exchange gains on cash and bank deposits		18	3	10
Cash and cash equivalents at the beginning of the year	3	9,653	7,301	23,618
Cash and cash equivalents at the end of the year	3	3,889	9,653	7,301

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements also include the financial statements of the following vessel-owning subsidiaries, all wholly owned by the Company as of December 31, 2013, 2012 and 2011:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Sibelle Marine Inc. (The company was dissolved on October 14, 2011)	Marshall Islands	September 26, 2006	m/v Sea Globe (Sold in February 2010)

Supreme Navigation Co. (The company was dissolved on October 18, 2013)	Marshall Islands	November 14, 2006	m/v Coral Globe (Sold in February 2010)

Adagio Marine S.A. (The company was dissolved on October 14, 2011)	Marshall Islands	December 6, 2006	m/v Lake Globe (sold in November 2009)

Abrosa Shipping Inc. (The company was dissolved on May 16, 2011)	Marshall Islands	January 11, 2007	m/v Gulf Globe (sold in October 2009)

Eleanor Maritime Limited (The company was dissolved on January 25, 2011)	Marshall Islands	July 9, 2007	m/v Island Globe (sold in September 2009)

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Elysium Maritime Limited	Marshall Islands	December 18, 2007	m/v Tiara Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Kelty Marine Ltd.	Marshall Islands	June 29, 2010	m/v Jin Star

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Rosario Maritime Inc.	Marshall Islands	-	Dormant

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

The consolidated financial statements as of December 31, 2013 and 2012 and for the three years in the period ended December 31, 2013, were approved for issuance by the Board of Directors on April 24, 2014.

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

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2013.

•	IAS 1 Financial Statement Presentation (Amended) – Presentation of items of Other Comprehensive Income (“OCI”): The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affects presentation only and it has no impact on the Company’s financial position or performance.

•	IAS 19 Employee Benefits (Revised): IAS 19 initiates a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures, such as, quantitative sensitivity disclosures. In case of the Company, the amendment had not materially affected the financial position or performance of the Company.

•	IAS 28 Investments in Associates and Joint Ventures (as revised in 2011). As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in additions to associates. The amendment had no impact on the Company’s financial position or performance.

•	IFRS 7 Financial Instruments: Disclosures (Amended) - Offsetting Financial Assets and Financial Liabilities: This amendment requires an entity to disclose information about rights to set-off and related arrangements (e.g. collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The amendment affects presentation only and it has no impact on the Company’s financial position or performance.

•	IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements: IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation-Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations (continued):

The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The application of this new standard had no impact on the Company’s financial position or performance since the new definition of control did not change the status of the subsidiaries.

•	IFRS 11 Joint Arrangements: IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC- 13 Jointly-Controlled Entities- Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (‘JCEs’) using proportionate consolidation. Instead, JCE’s that meet the definition of joint venture must be accounted for using the equity method. The application of this new standard had no impact on the Company’s financial position or performance as the Company has no interest in JCE’s.

•	IFRS 12 Disclosure of Involvement with Other Entities: IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The application of this new standard had no impact on the Company’s financial position or performance.

•	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12): The IASB issued amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. The amendments change the transition guidance to provide further relief from full retrospective application. The date of initial application in IFRS 10 is defined as ‘the beginning of the annual reporting period in which IFRS 10 is applied for the first time’. The assessment of whether control exists is made at ‘the date of initial application’ rather than at the beginning of the comparative period. If the control assessment is different between IFRS 10 and IAS 27/SIC-12, retrospective adjustments should be determined. However, if the control assessment is the same, no retrospective application is required. If more than one comparative period is presented, additional relief is given to require only one period to be restated. For the same reasons IASB has also amended IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide transition relief. The application of this amendment had no impact on the financial position or performance of the Company.

•	IFRS 13 Fair Value Measurement: IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of this new standard has not impacted the fair value measurements of the Company. IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures Additional disclosure is provided by the Company were required.

•	The IASB has issued the Annual Improvements to IFRSs – 2009 – 2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. The annual improvements project provides a mechanism for making necessary, but non-urgent, amendments to IFRS. The below stated improvements had no impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IAS 1 Presentation of Financial Statements: This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative period is the previous period.
➢	IAS 16 Property, Plant and Equipment: This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.
➢	IAS 32 Financial Instruments, Presentation: This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.
➢	IAS 34 Interim Financial Reporting: The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

Standards issued but not yet effective and not early adopted:

•	IAS 32 Financial Instruments: Presentation (Amended) - Offsetting Financial Assets and Financial Liabilities: The amendment is effective for annual periods beginning on or after January 1, 2014. This amendment clarifies the meaning of “currently has a legally enforceable right to set-off” and also clarifies the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. This amendment affects presentation only and has no impact on financial position or performance of the Company.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations (continued):

•	IFRS 9 Financial Instruments – Classification and Measurement and subsequent amendments to IFRS 9 and IFRS 7-Mandatory Effective Date and Transition Disclosures; Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39: IFRS 9, as issued, reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of financial assets, but will not have an impact on classification and measurements of financial liabilities. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The subsequent package of amendments issued in November 2013 initiate further accounting requirements for financial instruments. These amendments a) bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements; b) allow the changes to address the so-called ‘own credit’ issue that were already included in IFRS 9 Financial Instruments to be applied in isolation without the need to change any other accounting for financial instruments; and c) remove the 1 January 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27): The amendment is effective for annual periods beginning on or after 1 January 2014. The amendment applies to a particular class of business that qualify as investment entities. The IASB uses the term ‘investment entity’ to refer to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organisations, venture capital organisations, pension funds, sovereign wealth funds and other investment funds. Under IFRS 10 Consolidated Financial Statements, reporting entities were required to consolidate all investees that they control (i.e. all subsidiaries). The Investment Entities amendment provides an exception to the consolidation requirements in IFRS 10 and requires investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendment also sets out disclosure requirements for investment entities. The application of this amendment is not expected to have an impact on the financial position or performance of the Company since the Company is not an investment entity.

•	IFRS 14 Regulatory Deferral Accounts: The standard is effective for annual periods beginning on or after 1 January 2016. The IASB has a project to consider the broad issues of rate regulation and plans to publish a Discussion Paper on this subject in 2014. Pending the outcome of this comprehensive Rate-regulated Activities project, the IASB decided to develop IFRS 14 as an interim measure. IFRS 14 permits first-time adopters to continue to recognise amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, to enhance comparability with entities that already apply IFRS and do not recognise such amounts, the standard requires that the effect of rate regulation must be presented separately from other items. An entity that already presents IFRS financial statements is not eligible to apply the standard. The new standard is not expected to have an impact on the Company’s financial position or performance as the Company does not operate in a rate regulated industry.

•	IAS 36 Impairment of Assets (Amended) – Recoverable Amount Disclosures for Non-Financial Assets: This amendment is effective for annual periods beginning on or after 1 January 2014. These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognised or reversed during the period. This amendment is not expected to have an impact on the Company’s financial position or performance.

•	IAS 39 Financial Instruments (Amended): Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting: This amendment is effective for annual periods beginning on or after 1 January 2014. Under the amendment there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. The IASB made a narrow-scope amendment to IAS 39 to permit the continuation of hedge accounting in certain circumstances in which the counterparty to a hedging instrument changes in order to achieve clearing for that instrument. This amendment is not expected to have an impact on the Company’s financial position or performance.

•	IAS 19 Defined Benefit Plans (Amended): Employee Contributions: The amendment is effective from 1 July 2014. The amendment applies to contributions from employees or third parties to defined benefit plans. The objective of the amendment is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations (continued):

•	IFRIC Interpretation 21: Levies. The interpretation is effective for annual periods beginning on or after 1 January 2014. The Interpretations Committee was asked to consider how an entity should account for liabilities to pay levies imposed by governments, other than income taxes, in its financial statements. This Interpretation is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The Interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	The IASB has issued the Annual Improvements to IFRSs 2010 – 2012 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after 1 July 2014. The below stated improvements are not expected to have a material impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IFRS 2 Share-based Payment: This improvement amends the definitions of 'vesting condition' and 'market condition' and adds definitions for 'performance condition' and 'service condition' (which were previously part of the definition of 'vesting condition').
➢	IFRS 3 Business combinations: This improvement clarifies that contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.
➢	IFRS 8 Operating Segments: This improvement requires an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments and clarifies that an entity shall only provide reconciliations of the total of the reportable segments' assets to the entity's assets if the segment assets are reported regularly.
➢	IFRS 13 Fair Value Measurement: This improvement in the Basis of Conclusion of IFRS 13 clarifies that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting if the effect of not discounting is immaterial.
➢	IAS 16 Property Plant & Equipment: The amendment clarifies that when an item of property, plant and equipment is revalued, the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.
➢	IAS 24 Related Party Disclosures: The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.
➢	IAS 38 Intangible Assets: The amendment clarifies that when an intangible asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.

•	The IASB has issued the Annual Improvements to IFRSs 2011 – 2013 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after 1 July 2014. The below stated improvements are not expected to have an impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IFRS 3 Business Combinations: This improvement clarifies that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.
➢	IFRS 13 Fair Value Measurement: This improvement clarifies that the scope of the portfolio exception defined in paragraph 52 of IFRS 13 includes all contracts accounted for within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.
➢	IAS 40 Investment Properties: This improvement clarifies that determining whether a specific transaction meets the definition of both a business combination as defined in IFRS 3 Business Combinations and investment property as defined in IAS 40 Investment Property requires the separate application of both standards independently of each other.

2.3	Significant accounting judgments, estimates and assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognised during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgments: In the process of applying the Company’s accounting policies, management has made the following judgments that had a significant effect on the amounts recognised in the financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.3	Significant accounting judgments, estimates and assumptions (continued)

Judgments (continued)

➢	Non-current assets classified as held for sale: By a board of directors’ resolution on December 4, 2012, the Company decided to actively market for sale the vessel m/v Tiara Globe. The Company considered that the vessel met the criteria to be classified as held for sale at that date for the following reasons:

•	The sale was considered to be highly probable and
•	The vessel was available for immediate sale in its present condition.

By a board of directors’ resolution on November 20, 2013, the Company decided to continue to actively market for sale the vessel m/v Tiara Globe and extend the period that the vessel is classified as held for sale beyond a financial year.

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

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their salvage value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2013. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows and the growth rate used for extrapolation. See notes 2.13 and 5.

➢	Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is depended on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including, expected volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 13.

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters, bareboat charter and spot charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income as explained in note 2.23 below. Associated voyage expenses, which primarily consist of commissions, are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

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

Vessel operating expenses: Vessel operating expenses are accounted for on an accruals basis.

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, because the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.5	Foreign currency translation (continued)

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

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7	Trade receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade receivables are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The provision for doubtful accounts at December 31, 2013 was $358 (2012:$331).

2.8	Inventories: Inventories consist of lubricants and gas cylinders and are stated at the lower of cost or net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and components attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e., amounts received from the seller of the vessels until date of delivery is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Historically changes in residual values have not resulted in material changes to the Company’s depreciation charge.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease, it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income.

2.13	Impairment of long-lived assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive income. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. See note 5

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortization process.

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

2.16	Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive income as incurred except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised. For the years ended December 31, 2013, 2012 and 2011, the Company had no qualifying assets.

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by length of ship employment for its customers i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies owned by Globus is under short-term contracts (usually up to nine months) and, accordingly, no one is liable for any pension or post-retirement benefits payable to the crew.

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

The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability, an amount of $64 as at December 31, 2013 (2012:$77), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

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

2.22	Leases – where the Company is the lessee: Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement component of the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

2.23	Leases – where an entity is the lessor: Leases of vessels where the entity does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognised on a straight-line basis over the lease term. Contingent rents are recognised as revenue in the period in which they are earned.

2.24	Insurance: The Company recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.25	Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity.

2.26	Share capital: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds.

2.27	Dividends: Dividends to shareholders are recognised in the period in which the dividends are declared and appropriately authorised and are accounted for as dividends payable until paid.

2.28	Derivative financial instruments at fair value through profit and loss: Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Historically, the Company’s derivative financial instruments have not qualified for hedge accounting, therefore changes in the fair value of these instruments are recognised immediately in the income statement component of the consolidated statement of comprehensive income.

2.29	Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the carrying amount exceeds fair value less costs to sell, the Company recognises a loss under impairment gain/ (loss) in the income statement component of the consolidated statement of comprehensive income, if the non-current asset or disposal group is subsequently remeasured at fair value less costs to sell, any difference with the carrying amount is recognised under impairment gain/ (loss) in the income statement component of the consolidated statement of comprehensive income. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Events or circumstances may extend the period to complete the sale beyond one year.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.29	Non-current asset held for sale (continued)

An extension of the period required to complete a sale does not preclude an asset from being classified as held for sale if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized. Refer to note 5.

2.30	Fair value measurement: The Company measures financial instruments, such as, derivatives, and non-financial assets such as vessels held for sale, at fair value at each reporting date. In addition fair values of financial instruments measured at amortised cost are disclosed in note 24. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, a) in the principal market for the asset or the liability or b) in the absence of a principal market, in the most advantageous market for the asset or liability both being accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that the market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest. A fair value measurement of a non-financial asset takes into account the a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

The Company uses the following hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognised in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization at the end of each reporting period.

The Company engaged independent valuation specialists to determine the fair value of non-financial assets

2.31	Current versus non-current classification: The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset as current when it is:

•	Expected to be realised or intended to be sold or consumed in a normal operating cycle
•	Held primarily for the purpose of trading
•	Expected to be realised within twelve months after the reporting period
•	Cash or cash equivalent

All other assets are classified as non-current.

A liability is current:

•	It is expected to be settled in a normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

3	Cash and bank balances and bank deposits

For the purpose of the consolidated statement of financial position, cash and bank balances and bank deposits comprise the following:

	December 31,
	2013	2012
Cash on hand	7	13
Bank balances	1,982	1,278
Bank deposits	3,900	10,362
Total	5,889	11,653

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

The fair value of cash and bank balances and bank deposits as at December 31, 2013 and 2012 was $5,889 and $11,653 respectively. In addition as of December 31, 2013, the Company had available $2,000 (2012:$nil) of undrawn borrowing facilities (note 12)

As at December 31, 2013 and 2012, the Company had pledged a part of its bank deposits in order to fulfil collateral requirements. Refer to notes 12 and 18 for further details.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	December 31,
	2013	2012
Cash and bank balances and bank deposits	5,889	11,653
Time deposits with maturities of three months or more	(1,000)	-
Less: pledged bank deposits	(1,000)	(2,000)
Cash and cash equivalents	3,889	9,653

4	Transactions with Related Parties

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 4,724,475 common shares through Firment Trading Limited, a Cypriot company controlled by Mr Feidakis, and 480,000 common shares through F.G. Europe S.A. a Greek company listed on the Athens Exchange in which Mr Feidakis acts as the chairman of the Board of Directors and holds the majority of the outstanding shares. As at December 31, 2013 and 2012, Mr Feidakis beneficially owned 50.9% and 51.0%, respectively, of Globus’ shares. The remaining percentage of shares is widely held. The following are the major transactions which have been entered into with related parties during the years ended December 31, 2013, 2012 and 2011:

On August 20, 2006, Globus Shipmanagement Corp. entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (a company related through common control). Rental expense is Euro 14,578 ($20) per month up to August 20, 2015. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The rental agreement runs for 9 years and can be terminated by the Company with 6 months’ notice. During the years ended December 31, 2013, 2012 and 2011, rent expense was $232, $226 and $243, respectively. The expense is recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties.

In October 2011 Globus Shipmanagement Corp. hired Athanasios Feidakis a close family member of the Company’s ultimate controlling party. Athanasios Feidakis annual gross compensation was approximately Euro38,000 ($52). As of July 1, 2013 Athanasios Feidakis became a non-executive director of the Company. During the period and years ended June 30, 2013 and December 31, 2012 and 2011 total gross compensation of Athanasios Feidakis were $26, $48 and $10 respectively. The expense was recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties.

In December 2013, the Company entered into a revolving credit facility for up to $4,000 with Firment Trading Limited, a company related through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and will remain available for 24 months until its final maturity date of December 2015, when the Company must repay all drawn and outstanding amounts at that time. The Company has the right to drawdown any amount up to $4,000 or prepay any amount, during the availability period in multiples of $100.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

4	Transactions with Related Parties (continued)

Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. The Company drew down $2,000 in December 2013. As of December 31, 2013 the Company recognised interest expense of $3. The expense was recognised in the income statement component of the consolidated statement of comprehensive income under interest expense and finance costs.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2013	2012	2011
Short-term employee benefits	165	145	145
Share based payments (note 13)	50	40	41
Total	215	185	186

Compensation to the Company’s executive directors is analysed as follows:

	For the year ended December 31,
	2013	2012	2011
Short-term employee benefits	197	179	752
Share based payments (note 13)	(239)	834	205
Total	(42)	1,013	957

Short-term employee benefits are recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessel cost	Vessel depreciation	Dry docking costs	Depreciation of dry docking costs	Fair value of time charter attached	Amortization of fair value of time charter attached	Net Book Value
Balance as of January 1, 2011	259,236	(67,749)	1,400	(1,381)	-	-	191,506
Additions	56,574	-	1,035	-	4,650	-	62,259
Depreciation & Amortization	-	(10,161)	-	(318)	-	(779)	(11,258)
Balance at December 31, 2011	315,810	(77,910)	2,435	(1,699)	4,650	(779)	242,507
Additions/Vessel improvements	345	-	941	-	-	-	1,286
Impairment loss	(80,244)	-	-	-	-	-	(80,244)
Vessels classified as held for sale	(8,784)	-	(92)	-	-	-	(8,876)
Depreciation & Amortization	-	(11,227)	-	(763)	-	(1,823)	(13,813)
Balance at December 31, 2012	227,127	(89,137)	3,284	(2,462)	4,650	(2,602)	140,860
Depreciation & Amortization	-	(5,588)	-	(434)	-	(1,261)	(7,283)
Balance at December 31, 2013	227,127	(94,725)	3,284	(2,896)	4,650	(3,863)	133,577

For the purpose of the consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2013	2012	2011
Depreciation on vessel cost	5,588	11,227	10,161
Depreciation on office furniture and equipment	34	28	19
Total	5,622	11,255	10,180

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

In this respect, the Company recognized an impairment loss of $24,443 at that time. By a board of directors’ resolution on November 20, 2013, the Company decided to continue to actively market for sale the vessel m/v Tiara Globe and extend the period that the vessel is classified as held for sale beyond a financial year. As of December 31, 2013 the vessel was measured at fair value of $11,767, less estimated cost to sell of $401, less deferred dry docking costs of $811 resulting in an impairment gain of $1,679 when compared to the fair value less cost to sell as of December 31, 2012 of $8,876. As of December 31, 2013 the Company performed an assessment on whether there is an indication that a vessel may be impaired. Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows were determined by considering an estimate daily time charter equivalent (based on the most recent blended (for modern and older vessels) average historical one-year time charter rate available for each type of vessel) assuming an annual growth rate as published by the International Monetary Fund, over the remaining estimated life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels maintenance and vessel operating expenses assuming an average annual inflation rate of approximately 4%. In the impairment test exercise conducted at year end we used historical ten-year blended average one-year time charter rates substituting for the years 2007 and 2008 that were considered as extreme values, with the years 2002 and 2003. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy. As of December 31, 2013, no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts. As of December 31, 2012, the Company concluded that the recoverable amount of the following vessels, excluding m/v Tiara Globe, was lower than their carrying amounts and recognized an impairment loss of $55,801.

	Impairment gain/(loss)
	For the year ended December 31,
Vessels	2013	2012	2011
m/v Tiara Globe (vessel classified as held for sale)	1,679	(24,443)	-
m/v River Globe	-	(23,978)	-
m/v Star Globe	-	(7,439)	-
m/v Sky Globe	-	(6,820)	-
m/v Jin Star	-	(7,921)	-
m/v Sun Globe	-	(2,902)	-
m/v Moon Globe	-	(6,741)	-
Total	1,679	(80,244)	-

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

6	Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2013	2012
Lubricants (at cost)	580	594
Gas cylinders (at cost)	53	64
Total	633	658

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

7	Prepayments and other assets

Prepayments and other assets in the consolidated statement of financial position are analysed as follows:

	December 31,
	2013	2012
Insurance claims	-	225
Interest receivable	1	2
Bunkers	2,889	2,141
Other prepayments and other assets	331	473
Total	3,221	2,841

8	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2013 and 2012, amounted to $2,097 and $1,720, respectively. Trade accounts payable are non-interest bearing and are normally settled on 60-day terms.

9	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2013	2012
Accrued interest	37	118
Accrued audit fees	95	93
Other accruals	808	687
Insurance deductibles	128	117
Dividend payable on Preferred Shares (note 17)	167	-
Other payables	182	84
Total	1,417	1,099

•	Interest is normally settled quarterly throughout the year.
•	Other payables are non-interest bearing and are normally settled on monthly terms.

10	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2013	2012	2011
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Common Shares issued and fully paid	Number of shares	USD
At January 1, 2011	7,289,688	29,159
Issued during the year – follow-on public offering	2,750,000	11,000
Issued during the year (share based compensation note 13)	60,789	243
At December 31, 2011	10,100,477	40,402
Issued during the year (share based compensation note 13)	107,040	428
At December 31, 2012	10,207,517	40,830
Issued during the year (share based compensation note 13)	19,841	79
At December 31, 2013	10,227,358	40,909

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

During the years ended December 31, 2013, 2012 and 2011, Globus issued 19,841, 107,040 and 60,789 common shares respectively as share based payments (note 13).

Series A Preferred Shares issued	Number of shares	USD
At January 1, 2012	-	-
Issued during the year (share based compensation note 13)	3,347	3
At December 31, 2012	3,347	3
Shares redeemed by the issuer	(780)	(1)
At December 31, 2013	2,567	2

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

On January 8, 2013 the Company’s Chief Financial Officer stepped down from his position. Upon his resignation 780 preferred shares of series A, granted to him on April 20, 2012 were redeemed.

As of December 31, 2013, 2012 and 2011 no Class B shares were issued.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in note 13. Accordingly at December 31, 2013, 2012 and 2011, Globus share premium amounted to $109,803, $109,753 and $109,229, respectively.

11	Earnings/(loss) per Share

Basic earnings/(loss) per share (“EPS”/ ‘‘LPS’’) is calculated by dividing the net profit/(loss) for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares.

The following reflects the (loss)/ earnings and share data used in the basic and diluted loss per share computations:

	For the year ended December 31,
	2013	2012	2011
Net profit/(loss) for the year	5,677	(82,804)	6,925
Less: Dividends on preferred shares (note 17)	(330)	(526)	-
Net profit/(loss) attributable to common equity holders	5,347	(83,330)	6,925
Weighted average number of shares for basic EPS	10,215,997	10,142,979	8,688,543
Effect of dilution:
Effect of shares awarded treated as options “LTIP” (note 13)	-	-	49,901
Weighted average number of shares adjusted for the effect of dilution	10,215,997	10,142,979	8,738,444

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Globus Maritime Limited	44,000	(70)	43,930
(b)	Kelty Marine Ltd.	17,650	(86)	17,564
(c)	Artful Shipholding S.A. & Longevity Maritime Limited	27,854	(138)	27,716
(d)	Shareholder’s loan	2,000	-	2,000

	Total at December 31, 2013	91,504	(294)	91,210
	Less: Portion associated with vessel classified as held for sale	6,150	-	6,150
	Less: Current Portion	12,425	(102)	12,323
	Long-Term Portion	72,929	(192)	72,737

	Total at December 31, 2012	105,929	(410)	105,519
	Less: Portion associated with vessel classified as held for sale	6,710	-	6,710
	Less: Current Portion	20,190	(116)	20,074
	Long-Term Portion	79,029	(294)	78,735

(a)	In November 2007, the Company entered into a secured reducing revolving credit facility for $120,000 with a bank for the purpose of financing vessel acquisitions as well as for working capital purposes. The facility is in the name of Globus Maritime Limited as borrower and is guaranteed by the vessel owning subsidiaries of m/v Tiara Globe, m/v River Globe, m/v Star Globe and m/v Sky Globe collateralized by first preferred mortgages over their vessels. This reducing revolving credit facility bears interest at LIBOR plus a margin of 0.95% per annum if the market values of the mortgaged vessels are less than 200% of the outstanding loan balance and 0.75% per annum if the market values of the mortgaged vessels are more than 200% of the outstanding loan balance. The balance outstanding as of December 31, 2013 was $44,000 payable in 4 semi-annual installments, of $4,500 starting May 2014, as well as a balloon payment of $26,000 due together with the 4th and final installment due in November 2015. As of December 31, 2013 there was no amount available to be drawn under the revolving credit facility.

On December 4, 2012, the Company decided to actively market for sale the vessel m/v Tiara Globe and considered that the vessel met the criteria to be classified as held for sale. By a board of directors’ resolution on November 20, 2013, the Company decided to continue to actively market for sale the vessel m/v Tiara Globe and extend the period that the vessel is classified as held for sale beyond a financial year. The portion of the long-term debt associated with the vessel classified as held for sale amounts to $6,150 (2012: $6,710) and is classified as current liability included in the consolidated statement of financial position under long-term borrowings associated with vessel classified as held for sale.

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

During December 2012, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the credit facility signed on March 26th 2013, valid for the period from December 28, 2012 to March 31, 2014 (“the waiver period”) as listed below:

➢	the aggregate market value of the mortgaged vessels at all times is or exceeds 110% of the outstanding balance under the facility, minus the aggregate amount, if any, standing to the credit of the Company’s operating accounts or any bank accounts opened with the lender, which are subject to an encumbrance in favor of the lender and designated as a “security account” by the lender for purposes of the credit facility.
➢	fully waive during the waiver period the requirement that the ratio of the Company’s consolidated market adjusted net worth to its total assets not being less than 35%.
➢	Globus to maintain consolidated cash and cash equivalents, to be not less than the greater of (1) $5.0 million; and (2) the sum determined by the bank to be the aggregate of the total principal amount of all borrowed money and interest accruing thereon, payable by the Company and which falls due in the six-month period commencing on any relevant day.
➢	Globus is not permitted to pay dividends on its common shares during the waiver period.
➢	During the waiver period the facility to bear interest at LIBOR plus a margin of 2.10%.

As of December 31, 2013, Globus was in compliance with the amended loan covenants.

(b)	In June 2010, Kelty Marine Ltd entered into a loan agreement for $26,650 with a bank for the purpose of part financing the acquisition of m/v Jin Star. The loan facility is in the name of Kelty Marine Ltd as the borrower and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 2.25% if the ratio of the outstanding loan to the market value of m/v Jin Star and any additional security provided at the time being, plus any amount of minimum free liquidity maintained with the bank (Loan to Value ratio, “LtV”) is less than 45%, a margin of 2.40% if the LtV is equal to or exceeds 45% but is less than or equal to 60%, a margin of 2.50% if the LtV exceeds 60% but is less than or equal to 70% and a margin of 2.75% if the LtV exceeds 70%. The balance outstanding at December 31, 2013, was $ 17,650 payable in 10 equal quarterly instalments of $500 starting March 2015, as well as a balloon payment of $12,650 due together with the 10th and final installment due in June 2017.

The loan is secured as follows:

•	First preferred mortgage over m/v Jin Star.
•	Guarantees from the vessel owning company and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessel as well as of the bareboat charter agreement attached to the vessel.

The loan agreement contains various covenants requiring Kelty Marine Ltd to, amongst others things, ensure that

➢	Kelty Marine Ltd does not undergo a change of control.
➢	the ratio of the Company’s shareholders’ equity to total assets is not less than 25%.
➢	the Guarantor must have a minimum equity of $50 million.
➢	the market value of each vessel and any additional security provided, including the minimum liquidity of $1,000 with the bank, is or exceeds 130% of the loan balance outstanding.
➢	the Borrower and or the Guarantor to maintain at the end of each accounting period and all other times during the security period, cash and bank balances and bank deposits of at least $1,000 with the bank.

As of December 31, 2012, the Company was not in compliance with the security value requirement that requires the market value of the m/v Jin Star and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the loan agreement. In such circumstances upon request from the lender, the Company have to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which amounted to $5,765.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

The amount was classified in the consolidated statement of financial position under current portion of long term borrowings. On April 29, 2013, the Company reached an agreement with the lender to prepay $3,000 for the company to be fully compliant with the provisions of the loan agreement. The amount was paid on June 28, 2013.

As of December 31, 2013, Globus was in compliance with the loan covenants.

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

On June 22, 2011, Artful Shipholding S.A. drew down $19,000 (“tranche” (A)), for the purpose of part financing the acquisition of m/v Moon Globe. The balance outstanding of tranche (A) at December 31, 2013, was $14,100 payable in 20 equal quarterly installments of $440 starting, March 2014, as well as a balloon payment of $5,300 due together with the 20th and final installment due in December 2018.

On September 14, 2011, Longevity Maritime Limited drew down $18,000 (“tranche” (B)) for the purpose of part financing the acquisition of m/v Sun Globe. The balance outstanding of tranche (B) at December 31, 2013, was $13,754 payable in 21 equal quarterly installments of $416 starting March 2014, as well as a balloon payment of $5,013 due together with the 21st and final installment due in March 2019.

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

During December 2012, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the loan agreement signed on April 10, 2013 valid for the period from December 31, 2012 to March 31, 2014 (“the waiver period”) as listed below:

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 107% of the outstanding balance under the loan agreement less any cash up to $1,000 held in the operating accounts pledged to the lender.
➢	a quarterly cash sweep mechanism with effect from April 12, 2013 will be implemented on all vessels mortgaged under this loan agreement on an individual vessel basis until the security value exceeds 130% of the loan outstanding. Under this mechanism all earnings of these vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as applied to the balloon payment of the relevant tranche.
➢	the company to maintain a minimum market adjusted net worth of more than $20,000.
➢	The Company to maintain minimum liquidity of $5,000.
➢	the ratio of the Company’s market adjusted net worth to total assets must be greater than 15%.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

➢	The above amendments were subject to $1,000 prepayment, paid on April 9, 2013, which was classified in the consolidated statement of financial position as of December 31, 2012 under current portion of long-term debt, as upon the execution of the supplemental agreement to be applied to the balloon.
➢	Globus is not permitted to pay dividends on its common shares during the period of the amendment, and is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $500 per fiscal year.

As of December 31, 2013 Globus was in compliance with the amended loan covenants.

(d)	In December 2013, the Company entered into a revolving credit facility for up to $4,000 with Firment Trading Limited, a company related through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and will remain available for 24 months until its final maturity date of December 2015, when the Company must repay all drawn and outstanding amounts at that time. The Company has the right to drawdown any amount up to $4,000 or prepay any amount, during the availability period in multiples of $100. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. The Company drew down $2,000 in December 2013. (note 4)

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2013 are as follows:

	(a)	(b)	(c)		(d)
					Shareholders	Total
December 31			Tranche (A)	Tranche (B)	Loan
2014	9,000	-	1,760	1,665	-	12,425
2015	35,000	2,000	1,760	1,665	2,000	42,425
2016	-	2,000	1,760	1,665	-	5,425
2017	-	13,650	1,760	1,665	-	17,075
2018 and thereafter	-	-	7,060	7,094	-	14,154
Total	44,000	17,650	14,100	13,754	2,000	91,504

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2012 were follows:

	(a)	(b)	(c)
December 31			Tranche (A)	Tranche (B)	Total
2013	8,000	7,765	2,260	2,165	20,190
2014	9,000	2,000	1,760	1,665	14,425
2015	35,000	2,000	1,760	1,665	40,425
2016	-	2,000	1,760	1,665	5,425
2017	-	7,885	1,760	1,665	11,310
2018 and thereafter	-	-	7,060	7,094	14,154
Total	52,000	21,650	16,360	15,919	105,929

The weighted average interest rate for the years ended December 31, 2013, 2012 and 2011 was 2.54%, 2.12% and 1.69%, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

13	Share Based Payment

Share based payment comprise the following:

	Common shares	Preferred shares	Share premium	Retained earnings
Year 2013
Non-executive directors payment	19,841	-	50	-
Preferred shares redeemed	-	(780)	-	-
“2012 LTIP” reversed	-	-	-	(239)
Balance at December 31, 2013	19,841	(780)	50	(239)

Year 2012	Common shares	Preferred shares	Share premium	Retained earnings
Non-executive directors payment	15,780	-	40	-
Share bonus to executive directors	39,128	-	181	-
Series A Preferred shares issued	-	3,347	-	230
“2009 LTIP” shares issued	52,132	-	303	(17)
“2012 LTIP” accrued current year	-	-	-	239
Balance at December 31, 2012	107,040	3,347	524	452

Year 2011
Non-executive directors payment	7,800	-	51	(10)
“2009 LTIP” shares issued	52,989	-	324	(17)
“2009 LTIP” accrued current year	-	-	-	16
Balance at December 31, 2011	60,789	-	375	(11)

For the year ended December 31, 2013:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

Series A Preferred shares:

On January 8, 2013 the company’s Chief Financial Officer stepped down from his position. Upon his resignation 780 preferred shares of series A, granted to him on April 20, 2012, were redeemed.

Long Time Incentive Plan (“2012 LTIP”):

During the year ended December 31, 2013, the company revised its estimate on the number of shares that will be awarded at the end of the award period with reference to the “2012 LTIP” currently in effect, based on the non-market and service vesting conditions of the award and reversed $239 of share based payment expense recognised during the year ended December 31, 2012.

For the year ended December 31, 2012:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

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

Series A Preferred shares:

Pursuant to a board of directors resolution dated April 20, 2012, 3,347 shares of Series A Preferred shares were granted to Globus’s two executive officers. The holders of Globus’s shares of Series A Preferred shares are entitled to receive dividends payable in cash in an amount per share to be determined by a unanimous resolution of Globus’s Remuneration Committee, in its sole discretion. The Company considers that the issuance of Series A Preferred shares to its executive officers falls under the scope of “IFRS 2 share-based payments” and is considered to be an equity settled share based transaction with employees. The fair value of the Series A Preferred shares was calculated using a discounted cash flow model based on the expectation of future cash dividends.

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

Long Time Incentive Plan (“2012 LTIP”):

By a board of directors resolution dated February 22, 2012 it was decided to grand two conditional equity settled awards to the Globus’s two executive officers:

a) A conditional equity settled award of 51,729 and 19,214 common shares of Globus was granted to Globus’s chief executive officer and chief financial officer respectively subject to i) the award holders continuing service until the end of the award period which is defined to be from January 1, 2011 to December 31, 2013, (service vesting condition) ii) 100% of the shares granted will vest at the end of the award period if the average total shareholders return (TSR) during the award period is calculated to be equal or over 10% and prorated if TSR is calculated to be less than 10%, (market vesting condition) iii) 100% of the shares granted will vest if the average net profit of the Company during the award period is 10 times the value of the shares granted valued at the starting price of $9.06 per share (the target amount) and prorated for average net profit achieved below the target amount (non-market vesting condition). From February 22, 2012 to December 31, 2012 the Company recognised an accrued expense of $48 in the income statement component of the consolidated statement of comprehensive income with a corresponding increase in equity under retained earnings.

b) A conditional equity settled award of 137,029 common shares and 50,896 common shares of Globus was granted to its chief executive officer and chief financial officer respectively subject to i) the award holders continuing service until the end of the award period which is defined to be from January 1, 2012 to December 31, 2014, (service vesting condition) ii) 100% of the shares granted will vest at the end of the award period if the average total shareholders return (TSR) during the award period is calculated to be equal or over 10% and prorated if TSR is calculated to be less than 10%, (market vesting condition) iii) 100% of the shares granted will vest if the average net profit of the Company during the award period is 10 times the value of the shares granted valued at the starting price of $3.31 per share (the target amount) and prorated for average net profit achieved below the target amount (non-market vesting condition). From February 22, 2012 to December 31, 2012 the Company recognised an accrued expense of $191 in the income statement component of the consolidated statement of comprehensive income with a corresponding increase in equity under retained earnings.

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

For the year ended December 31, 2011:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

14	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statement of comprehensive income consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2013	2012	2011
Commissions	1,257	1,268	1,580
Bunkers expenses	1,429	2,374	1,065
Other voyage expenses	206	808	638
Total	2,892	4,450	3,283

Vessel operating expenses consisted of:

	For the year ended December 31,
	2013	2012	2011
Crew wages and related costs	5,107	5,212	4,119
Insurance	1,026	912	871
Spares, repairs and maintenance	2,072	2,192	1,322
Lubricants	711	746	510
Stores	858	1,094	951
Other	257	244	194
Total	10,031	10,400	7,967

15	Administrative Expenses

The amount shown in the consolidated statement of comprehensive income is analysed as follows:

	For the year ended December 31,
	2013	2012	2011
Personnel expenses	1,210	1,207	1,284
Audit fees	136	130	134
Travelling expenses	19	41	47
Consulting fees	109	149	228
Communication	25	27	37
Stationery	3	4	5
Greek authorities tax (note 21)	224	-	-
Other	366	311	343
Total	2,092	1,869	2,078

16	Interest Expense and Finance Costs

The amounts in the consolidated statement of comprehensive income are analysed as follows:

	For the year ended December 31,
	2013	2012	2011
Interest payable on long-term borrowings	3,310	3,130	2,562
Commitment fees payable on long-term borrowings	-	15	44
Bank charges	45	41	36
Amortization of debt discount	116	129	112
Other finance expenses	100	43	67
Total	3,571	3,358	2,821

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

17	Dividends

Dividends declared and paid during the years ended December 31, 2013, 2012 and 2011 are as follows:

No dividends declared or paid on common shares during the year ended December 31, 2013. Dividends declared or paid on Series A Preferred shares during the year ended December 31, 2013:

2013	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	63.46	163	May 30, 2013	July 12, 2013
2nd Preferred dividend	65.20	167	December 27, 2013	January 15, 2014
		330

Dividends declared and paid on common shares during the year ended December 31, 2012:

2012	$ per share	$000’s	Date declared	Date Paid
Quarterly dividend for 2011	0.16	1,622	February 28, 2012	March 22, 2012
Quarterly dividend for 2012	0.085	862	May 8, 2012	May 31, 2012
		2,484

Dividends declared and paid on Series A Preferred shares during the year ended December 31, 2012:

2012	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	80.00	268	May 8, 2012	May 8, 2012
2nd Preferred dividend	37.50	125	September 5, 2012	September 5, 2012
3rd Preferred dividend	39.75	133	December 4, 2012	December 4, 2012
		526

Dividends declared and paid on common shares during the year ended December 31, 2011:

2011	$ per share	$000’s	Date declared	Date Paid
Quarterly dividend for 2010	0.16	1,166	February 24, 2011	March 17, 2011
Quarterly dividend for 2011	0.16	1,166	May 5, 2011	May 31, 2011
Quarterly dividend for 2011	0.16	1,166	June 4, 2011	July 28, 2011
Quarterly dividend for 2011	0.16	1,608	October 20, 2011	November 9, 2011
		5,106

18	Derivative financial instruments

	December 31,
	2013		2012
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	-	-	-	738
Total	-	-	-	738

During November 2008, the Company entered into an interest rate swap agreement of a notional amount of $10,000 effective from November 28, 2008 to November 29, 2013. For the period from November 28, 2008 to November 23, 2010 the Company exchanged 6 month Libor interest rate with a fixed interest rate of 2.40%. On November 23, 2010, the swap counterparty had the option to select either (a) to exchange 6 month Libor interest rate with a fixed interest rate of 3.60%, or (b) to exchange 6 month Libor interest rate with 6 month Libor interest rate minus 20 basis points for the remaining period to maturity. On November 23, 2010, the swap counterparty selected option (a). As of November 29, 2013 the interest rate swap agreement reached its maturity. As at that date its fair value was $nil, as of December 31, 2012 its fair value was $283 in favor of the swap counterparty

On June 17, 2010, the Company and the aforementioned swap counterparty entered into a deed of pledge for an amount of $1,000 against all existing, future and contingent claims of the swap counterparty under the interest rate swap agreement. As of November 29, 2013 when the interest rate swap agreement reached its maturity the deed of pledge expired.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

18	Derivative financial instruments (continued)

During November 2008, the Company entered into an interest rate swap agreement of a notional amount of $15,000 effective from November 28, 2008 to November 28, 2013. For the period from November 28, 2008 to November 29, 2010, the Company, exchanged 3 month Libor interest rate with a fixed interest rate of 2.45%. On November 29, 2010 and for the remaining period to maturity the swap counterparty has the option to select either (a) to exchange 3 month Libor interest rate with a fixed interest rate of 3.64%, or (b) to exchange 3 month Libor interest rate with 3 month Libor interest rate minus 20 basis points. On November 29, 2010, the swap counterparty selected option (a). As of November 28, 2013 the interest rate swap agreement reached its maturity. As at that date its fair value was $nil, as of December 31, 2012 its fair value was $455 in favor of the swap counterparty.

Gain on the fair value of interest rate swap contracts for the years ended December 31, 2013, 2012 and 2011 amounted to $738, $ 693 and $369 respectively. The Company recognizes gains and losses on interest rate swap contracts, in the income statement component of the consolidated statement of comprehensive income in finance costs.

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

The Company enters into time charter and bareboat charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between six days to thirteen months as of December 31, 2013 and between eight days twenty five months as of December 31, 2012, assuming redelivery at the earliest possible date. Future gross minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2013 and 2012, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	2013	2012
Within one year	12,341	17,567
After one year but not more than five years	550	11,123
Total	12,891	28,690

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2013 and 2012, the Company was a party to an operating lease agreement as lessee (note 4). The operating lease relates to the office premises of the Manager (expiring in August 2015).

The future minimum lease payments under this agreement as of December 31, 2013 and 2012 assuming a Euro: US dollar exchange rate of 1:1.4, were as follows:

	2013	2012
Within one year	251	247
After one year but not more than five years	170	425
Total	421	672

Total rent expense under operating leases for the years ended December 31, 2013 and 2012, amounted to $232 and $226, respectively.

21	Income Tax

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

Greek Authorities Tax

In January 2013, a new tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company,

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

21	Income Tax (continued)

Greek Authorities Tax (continued)

establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As of December 31, 2013, the tax expense under the new law amounted to $224 and is included in administrative expenses in the consolidated statement of comprehensive income.

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

Application of § 883 of the Code for the year ended December 31, 2013

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

For the year ended December 31, 2013, Globus and its wholly owned subsidiaries deriving income from the operation of international ships are organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus and its relevant subsidiaries have more than 50% of the value of their stock for at least half of the number days of their taxable year indirectly owned in the form of registered shares by one individual residing in a qualified foreign country. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that rely on § 883 for exempting U.S. source income from the international operation of ships would not be subject to U.S. federal income tax for the year ended December 31, 2013. Globus anticipates it and its relevant subsidiaries income will continue to be exempt in the future from U.S. federal income tax. However, in the future, Globus or its subsidiaries may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. To manage this, the Company usually enters into interest rate swaps, in which the Company agrees to exchange, at specific intervals, the difference between fixed and variable interest rate. Interest amounts are calculated by reference to an agreed upon notional principal amount. As of December 31, 2013 the Company had no interest rate swap agreements in place. As of December 31, 2012, 24% of the Company’s bank borrowings were at a fixed rate of interest.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s profit. There is no impact on the Company’s equity.

	Increase/Decrease in basis points	Effect on profit

2013
$ Libor	+15	(116)
	-20	155
2012
$ Libor	+15	(128)
	-20	171

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s profit due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2013 and 2012 was not material.

	Change in rate	Effect on profit

2013	+10%	(75)
	-10%	75

2012	+10%	16
	-10%	(16)

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2013, 2012 and 2011:

	2013	%	2012	%	2011	%
A	2,838	10%	6,574	20%	3,430	10%
B	5,860	20%	5,644	18%	1,705	5%
C	5,201	18%	5,216	16%	5,201	15%
D	3,637	12%	4,503	14%	1,547	4%
E	2,628	9%	-	-	-	-
F	-	-	1,753	5%	5,150	14%
G	-	-	1,283	4%	9,338	26%
Other	9,270	31%	7,224	22%	9,188	26%
Total	29,434	100%	32,197	100%	35,559	100%

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

The table below summarises the maturity profile of the Company’s financial liabilities at December 31, 2013 and 2012, based on contractual undiscounted cash flows.

Year ended December 31, 2013	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	-	1,534	12,868	77,122	5,466	96,990
Accrued liabilities and other payables	-	1,417	-	-	-	1,417
Trade payables	-	2,097	-	-	-	2,097
Total	-	5,048	12,868	77,122	5,466	100,504

Year ended December 31, 2012	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	5,765	2,029	14,923	76,706	14,558	113,981
Interest rate swap, net	-	80	665	-	-	745
Accrued liabilities and other payables	-	1,099	-	-	-	1,099
Trade payables	-	1,720	-	-	-	1,720
Total	5,765	4,928	15,588	76,706	14,558	117,545

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios, refer to note 12. No changes were made in the objectives, policies or processes during the years ended December 31, 2013 and 2012. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt. The Company includes within net debt, interest bearing loans gross of unamortized debt discount, less cash and bank balances and bank deposits.

Adjusted book capitalization refers to total equity adjusted for the market value of the Company’s vessels. The Company’s policy is to keep the ratio described above between the range of 60% to 80%.

	December 31,
	2013	2012
Interest bearing loans	91,504	105,929
Cash and bank balances and bank deposits	(5,889)	(11,653)
Net debt	85,615	94,276

Equity	60,339	55,182
Adjustment for the market value of vessels (charter-free)	(4,261)	(29,961)
Adjusted book capitalization	56,078	25,221

Adjusted book capitalization plus net debt	141,693	119,497
Ratio	60.4%	78.9%

The improvement in the ratio of net debt to adjusted capitalization plus net debt resulted from the increase in the market value of the Company’s vessels coupled with the reduction in the Company’s long term debt.

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

Capital management (continued)

Net debt as calculated above is not consistent with the International Financial Reporting Standards (‘IFRS”) definition of debt. The following reconciliation is provided:

	December 31,
	2013	2012
Debt in accordance with IFRS (long & short-term borrowings)	91,210	105,519
Add: Unamortized debt discount	294	410
	91,504	105,929
Less: Cash and bank balances and bank deposits	5,889	11,653
Net debt	85,615	94,276

23	Fair values

The carrying values of financial instruments such as cash and bank balances, trade receivables and trade payables are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair values of the credit and loan facilities as of December 31, 2013 and 2012 was $90,739 and 103,183 respectively while their carrying value measured at amortised cost as of December 31, 2013 and 2012 was $91,210 and $105,519 respectively. Derivative financial instruments are stated at fair value.

Interest rate swap agreements are valued using valuation techniques with market observable inputs. The most frequently applied valuation technique includes swap models, using present value calculations incorporating forward interest rate curves.

Fair value of the Company’s long term debt is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

24	Fair value measurement

The following table provides the fair value measurement hierarchy (as defined in note 2.30) of the Company’s assets and Liabilities

As at December 31, 2013 and 2012, the Company held the following assets and liabilities measured at or disclose their fair value:

Assets measured at fair value	December 31, 2013	Level 1	Level 2	Level 3
Vessel classified as held for sale	11,767	-	11,767	-
Liabilities measured at fair value
Interest rate swaps	-	-	-	-
Liabilities for which fair values are disclosed
Long term debt	90,739	-	90,739	-

Assets measured at fair value	December 31, 2012	Level 1	Level 2	Level 3
Vessel classified as held for sale	9,200	-	9,200	-
Liabilities measured at fair value
Interest rate swaps	738	-	738	-
Liabilities for which fair values are disclosed
Long term debt	103,183	-	103,183	-

There have been no transfers between Level 1 and Level 2 during the years

As of December 31, 2013 the vessel classified as held for sale was measured at fair value of $11,767, less estimated cost to sell of $401, less deferred dry docking costs of $811 resulting in a gain of $1,679 when compared to the fair value less cost to sell as of December 31, 2012 which was included in the income statement component of the consolidated statement of comprehensive income under impairment gain/ (loss) for the year.

As of December 31, 2012 the vessel classified as held for sale with a carrying amount of $33,319 was written down to its fair value of $9,200, less estimated costs to sell of $324, resulting in a loss of $24,443 which was included in the income statement component of the consolidated statement of comprehensive income under impairment gain/ (loss) for the year.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

25	Events after the reporting date

Revisions to Credit Facility

During March 2014, the Company reached an agreement with Credit Suisse on permanently revising certain terms of our Credit Facility as listed below. The Company agreed with Credit Suisse that:

➢	The Company must maintain cash and cash equivalents of not less than $5,000 conditional on the Company not declaring and paying dividends to common shareholders. In the event of dividend payment, the Company must maintain cash and cash equivalents of not less than $7,000 and will have to maintain such amount during a continuous period of at least three months following the dividend payment, upon which the minimum amount will be reduced to the $5,000 requirement.

➢	From March 31, 2014 onwards the Credit Facility will bear interest at LIBOR plus a margin of 1.20%.

➢	The Company is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $500 per fiscal year when cash and cash equivalents of the Company are less than $7,000.

