Form 20-F
period 2014-12-31
GLOBUS MARITIME LTD
filed 2015-04-30
CIK 1499780

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, there were 10,245,664 shares of the registrant’s Common Shares and 2,567 of the registrant’s Series A Preferred Shares outstanding.

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

Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “anticipate,” “approximately,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “ongoing,” “pending,” “perceive,” “plan,” “potential,” “predict,” “project,” “seeks,” “should,” “views” or similar words or phrases or variations thereon, or the negatives of those words or phrases, or statements that events, conditions or results “can,” “will,” “may,” “must,” “would,” “could” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation or projection of future operating or financial performance, costs, regulations, events or trends. The absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, 2,567 of which were outstanding as of December 31, 2014 and on the date of this annual report on Form 20-F.

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

3

Rounding

Certain financial information has been rounded, and, as a result, certain totals shown in this annual report on Form 20-F may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2014	2013	2012	2011	2010
Statements of comprehensive income data
Revenue	26,378	29,434	32,197	35,559	28,860
Voyage expenses	(4,254)	(2,892)	(4,450)	(3,283)	(2,152)
Net revenue(1)	22,124	26,542	27,747	32,276	26,708
Vessel operating expenses	(9,707)	(10,031)	(10,400)	(7,967)	(5,887)
Depreciation	(5,624)	(5,622)	(11,255)	(10,180)	(7,367)
Depreciation of drydocking costs	(574)	(434)	(763)	(318)	(410)
Amortization of fair value of time charter attached to vessels	(746)	(1,261)	(1,823)	(779)	-
Administrative expenses	(1,896)	(2,092)	(1,869)	(2,078)	(2,310)
Administrative expenses payable to related parties	(522)	(620)	(598)	(1,150)	(1,066)
Share based payments	(60)	189	(977)	(364)	(311)
Impairment reversal/impairment (loss)	2,240	1,679	(80,244)	-	-
Gain/(loss) on sale of vessels	-	-	-	-	7
Other (expenses)/income, net	(1)	127	(68)	(124)	(35)
Operating profit/(loss) before financing activities	5,234	8,477	(80,250)	9,316	9,329

Interest income from bank balances & bank deposits	12	41	47	52	247
Interest expense and finance costs	(2,137)	(3,571)	(3,358)	(2,821)	(2,133)
Gain/(loss) on derivative financial instruments	-	738	693	369	(570)
Foreign exchange gains/(losses), net	103	(8)	64	9	(870)
Total finance costs, net	(2,022)	(2,800)	(2,554)	(2,391)	(3,326)
Total comprehensive income/(loss) for the year	3,212	5,677	(82,804)	6,925	6,003

Basic earnings/(loss) per share for the year	0.29	0.52	(8.22)	0.80	0.83
Diluted earnings/(loss) per share for the year	0.29	0.52	(8.22)	0.79	0.82
Weighted average number of common shares, basic	10,234,361	10,215,997	10,142,979	8,688,543	7,243,340
Weighted average number of common shares, diluted	10,234,361	10,215,997	10,142,979	8,738,444	7,340,221
Dividends declared per common share	-	-	0.25	0.64	0.27
Adjusted EBITDA(2) (unaudited)	9,938	14,115	13,835	20,593	17,099

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

The following table sets forth a reconciliation of total comprehensive income/(loss) to Adjusted EBITDA (unaudited) for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2014	2013	2012	2011	2010
Total comprehensive income/(loss) for the year	3,212	5,677	(82,804)	6,925	6,003
Interest and finance costs, net	2,125	3,530	3,311	2,769	1,886
(Gain)/loss on derivative financial instruments	-	(738)	(693)	(369)	570
Foreign exchange (gains)/losses	(103)	8	(64)	(9)	870
Depreciation	5,624	5,622	11,255	10,180	7,367
Depreciation of drydocking costs	574	434	763	318	410
Amortization of fair value of time charter attached to vessels	746	1,261	1,823	779	-
(Gain)/loss on sale of vessels	-	-	-	-	(7)
Impairment (reversal)/impairment loss	(2,240)	(1,679)	80,244	-	-
Adjusted EBITDA (unaudited)	9,938	14,115	13,835	20,593	17,099

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2014	2013	2012	2011	2010
Statements of financial position data
Total non-current assets	141,834	133,707	140,966	242,592	191,556
Total current assets (including “Non-current assets classified as held for sale”)	10,235	21,955	24,756	13,467	26,896
Total assets	152,069	155,662	165,722	256,059	218,452
Total equity	63,319	60,340	55,182	140,019	117,788
Total non-current liabilities	40,314	72,801	78,812	105,584	85,388
Total current liabilities	48,436	22,521	31,728	10,456	15,276
Total equity and liabilities	152,069	155,662	165,722	256,059	218,452

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2014	2013	2012	2011	2010
Statements of cash flows data
Net cash generated from operating activities	9,521	12,357	14,370	19,774	16,182
Net cash generated from/(used in) investing activities	5	(1,016)	(341)	(61,782)	(72,719)
Net cash (used in)/generated from financing activities	(9,333)	(17,123)	(11,680)	25,681	27,034

	Year Ended December 31,
	2014	2013	2012	2011	2010
Ownership days(1)	2,555	2,555	2,562	2,125	1,458
Available days(2)	2,513	2,527	2,498	2,111	1,458
Operating days(3)	2,500	2,486	2,471	2,083	1,441
Bareboat charter days(4)	365	365	366	365	186
Fleet utilization(5)	99.5%	98.4%	98.9%	98.7%	98.8%
Average number of vessels(6)	7.0	7.0	7.0	5.8	4.0
Daily time charter equivalent (TCE) rate(7)	$7,969	$9,961	$10,660	$15,619	$18,996

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

(7) Time Charter Equivalent (TCE) rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days. TCE is a measure not in accordance with generally accepted accounting principles, or GAAP. Please read “Item 5. Operating and Financial Review and Prospects.”

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2014	2013	2012	2011	2010

Revenue	26,378	29,434	32,197	35,559	28,860
Less: Voyage expenses	4,254	2,892	4,450	3,283	2,152
Less: bareboat charter net revenue	5,006	5,006	5,020	5,006	2,545
Net revenue excluding bareboat charter net revenue	17,118	21,536	22,727	27,270	24,163
Available days net of bareboat charter days	2,148	2,162	2,132	1,746	1,272
Daily TCE rate	7,969	9,961	10,660	15,619	18,996

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

Risks relating to Our Industry

The international dry bulk shipping industry is cyclical and volatile.

The international seaborne transportation industry is cyclical and with high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile, but gradually recovered from market lows with further improvements taking place in the first half of 2010, before leveling out in the second half of 2010, declining in 2011 throughout 2012. In 2013 rates remained volatile reaching their lows in January 2013 and their highs in December 2013 while volatility continued during 2014 as well, with rates reaching their highs during January 2014 and their lows during July 2014. Recently rates reached an all-time low. Currently all of our vessels are chartered on short-term time charters and on the spot market, and we are exposed therefore to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

•	port and canal congestion charges;

•	demand for and production of dry bulk products;

•	global and regional economic and political conditions;

•	environmental and other regulatory developments;

•	the distance dry bulk cargoes are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

•	the price of steel and vessel equipment;

•	technological advances in vessel design and capacity;

•	the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

We anticipate that the future demand for our dry bulk vessels and charter rates will be dependent upon continued economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk vessel fleet and the sources and supply of dry bulk cargo to be transported by sea. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

The dry bulk vessel charter market remains significantly below its high in 2008.

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. During 2009, 2010 and 2011, the BDI remained volatile. During 2009, the BDI reached a low of 772 in January 2009 and a high of 4,661 in November 2009. During 2010, the BDI reached a high of 4,209 in May 2010 and a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,042 on February 4, 2011 to a high of 2,173 on October 14, 2011. The BDI continued to decline during the start of 2012 reaching a 26-year low of 647 on February 3, 2012 and thereafter increased to a high of 1,165 as of May 8, 2012. In 2013, the BDI remained volatile reaching a low of 698 on January 2, 2013 and improved to 2,337 as of December 12, 2013 while volatility continued during 2014 with BDI reaching its highs of 2,113 in January 2, 2014 and its lows of 723 in July 22, 2014. The BDI reached a new all-time low of 509 in February 18, 2015, and as of April 24, 2015 the BDI was 600. There can be no assurance that the dry bulk charter market will increase, and the market can decline further.

The decline and volatility in charter rates is primarily due to the number of newbuilding deliveries as vessel oversupply is gradually taking its toll on the market. Increased demand for dry bulk commodities has been unable to fully absorb the approximately 100.2 million, 62.8 million and 48.2 million new deadweight tonnage, or dwt, that entered the market in 2012, 2013 and 2014 respectively, despite almost record high scrapping levels of approximately 33.4 million, 23.3 million and 16.2 million dwt for the years 2012, 2013 and 2014, respectively. Although the number of dry bulk carriers on order has declined from the historic highs in recent years, there remains a substantial amount of capacity on order. The number of dry bulk vessels on order as of December 31, 2014 was approximately 28% for Supramax vessels, 24% for Panamax vessels and 18% for Capesize vessels of the then-existing global dry bulk fleet in terms of deadweight tons, with the majority of new deliveries expected mainly during 2015 and 2016. Due to lack of financing, we expect cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail.

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

A negative change in global economic or regulatory conditions, especially in the Asian region, which includes countries like China, Japan and India, could reduce dry bulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China, Japan and India. As a result, a negative change in economic or regulatory conditions in any Asian country, particularly China, Japan or, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our vessels. If economic growth declines in China, Japan, India and other countries in the Asian region, or if the regulatory environment in these countries changes adversely for our industry, we may face decreases in such dry bulk trade and demand. Moreover, a slowdown in the United States economy or the economies of countries within the European Union will likely adversely affect economic growth in China, Japan, India and other countries in the Asian region. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Cyprus, Italy, Ireland, Portugal and Spain, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. Despite efforts by European Council in establishing the European Financial Stability Facility and the European Stability Mechanism, and the work of central bankers to renegotiate sovereign debt, concerns persist regarding the debt burden of Eurozone countries, their ability to meet future financial obligations, and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

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

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We depend on spot charters in volatile shipping markets.

We currently charter all of our seven vessels on the spot charter market. The spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters and to the off-hire periods including ballast passages. Rates within the spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable the vessels to be operated profitably. At current spot charter rates, we don’t believe that we will be operating profitably. A significant decrease in charter rates would affect value and adversely affect our profitability, cash flows and ability to pay dividends. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

An over-supply of dry bulk carrier capacity may depress the charter rates and, in turn, adversely affect our profitability.

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2013. The number of dry bulk vessels on order as of December 31, 2014 was approximately 28% for Supramax vessels, 24% for Panamax vessels and 18% for Capesize vessels of the then-existing global dry bulk fleet in terms of deadweight tons, with the majority of new deliveries expected mainly during 2015 and 2016. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

The market values of our vessels have declined, and may decline further, which limits the amount of funds that we can borrow and have triggered certain financial covenants under our existing and potentially future loan and credit facilities, and we may incur a loss if we sell vessels following a decline in their market value.

The market value of dry bulk vessels has generally experienced high volatility, and is currently at a low value. The market prices for secondhand and newbuilding dry bulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. The market value of our vessels may increase and decrease depending on a number of factors including:

➢	prevailing level of charter rates;

➢	age of vessels;

➢	general economic and market conditions affecting the shipping industry;

➢	competition from other shipping companies;

➢	configurations, sizes and ages of vessels;

➢	supply and demand for vessels;

➢	other modes of transportation;

➢	cost of newbuildings;

➢	governmental or other regulations; and

➢	technological advances.

Our credit facility with Credit Suisse AG, which we refer to as our Credit Facility, our loan agreement with Commerzbank AG, which we refer to as the Kelty Loan Agreement, our loan agreement with DVB Bank SE, which we refer to as the DVB Loan Agreement, and our loan agreement with HSH Nordbank AG, which we refer to as the HSH Loan Agreement, are secured by mortgages on our vessels, and require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our net worth. Since the middle of 2008, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases have led to a significant decline in the market values of our vessels, which caused us to breach certain covenants in our loan arrangements during 2012, and for which we obtained waivers with respect to our Credit Facility and the DVB Loan Agreement effective until March 31, 2014 and prepaid a certain amount to Commerzbank AG to be fully compliant with the provisions of the Kelty Loan Agreement. During 2014, the market values of our vessels declined further which caused us to breach again certain covenants in our loan agreements during 2014 for which we received waivers, except in relation to the Kelty Loan Agreement. As of December 31, 2014, we were not in compliance with the security value requirement contained in the Kelty Loan Agreement that requires the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. In such circumstances, upon request from our lender, we must either provide to the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which as of December 31, 2014 is estimated to be $2.1 million. In February 2015, we entered into the HSH Loan Agreement, which partially refinanced our Credit Facility. Furthermore, each of our loan arrangements contains a cross-default provision that may be triggered by a default under any of our other loans, including the unsecured credit facility with Firment Trading Limited, an affiliate of our chairman Mr. George Feidakis, which we refer to as the Firment Credit Facility.

Further declines of market values of our vessels can affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we are unable to comply with the financial and other covenants under any of our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the HSH Loan Agreement, and if we are unable to obtain waivers, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would impair our ability to continue to conduct our business. We are currently in breach of covenants contained in the Kelty Loan Agreement and therefore the potential for all of our debt to be accelerated exists. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends.

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

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and the reduction of our stockholders’ equity. These impairment costs could be very substantial. For instance, we had a non-cash impairment loss for the year ended December 31, 2012 of $80.2 million.

Our industry is subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include but are not limited to: U.S. Oil Pollution Act 1990, as amended, which we refer to as OPA; International Convention for the Safety of Life at Sea, 1974, as amended, which we refer to as SOLAS; International Convention on Load Lines, 1966; International Convention for the Prevention of Pollution from Ships, 1973, as amended by the 1978 Protocol, which we refer to as MARPOL; International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, which we refer to as the Bunker Convention; International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996, as superseded by the 2010 Protocol, which we refer to as the HNS Convention; International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the 1992 Protocol and further amended in 2000, which we refer to as the CLC; International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage, 1971, as amended, which we refer to as the Fund Convention; and Marine Transportation Security Act of 2002, which we refer to as the MTSA.

Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and increased management costs and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast water, recycling of vessels, maintenance and inspection, elimination of tin-based paint, development and implementation of safety and emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

These requirements can also affect the resale prices or useful lives of our vessels or require reductions in capacity, vessel modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for impairment of the environment, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of the vessel to develop, implement and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and protection of the environment and describing procedures for dealing with emergencies. Further details in relation to the ISM Code are set out below in the section headed “Environmental and Other Regulations”. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, and, if the implementing legislation so provides, to criminal sanctions, may invalidate or result in the loss of existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. In addition, if we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit and loan facilities that require that our vessels be ISM-Code certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit and loan facilities. As of the date of this annual report on Form 20-F, each of our vessels is ISM Code-certified.

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

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we pay to our shareholders. The market for marine dry bulk transportation services is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

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

Our vessels are exposed to operational risks, including terrorism and piracy that may not be adequately covered by our insurance.

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden and parts of the Indian Ocean and West Africa. Continuing conflicts and recent developments in the Middle East and North Africa, including Egypt, Syria, Iran, Iraq and Libya, and the presence of United States and other armed forces in Afghanistan could produce armed conflict or be the target of terrorist attacks, and lead to civil disturbance and uncertainty in financial markets. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which may increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

In general, we do not carry loss of hire insurance. Occasionally, we may decide to carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking or unscheduled repairs due to damage to the vessel. Accordingly, any loss of a vessel or any extended period of vessel off- hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

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

Fuel is a significant, if not the largest, expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Increases in crew costs may adversely affect our profits.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. Increases in crew costs may adversely affect our profitability.

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

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages even if we are not at fault, for example, if we pay a supplier for bunkers who subcontracts the supply and does not pay such subcontractor. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, could cause us to default on a charter, breach covenants in our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement or the HSH Loan Agreement, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.

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

The ongoing uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results.

Greece has experienced a macroeconomic downturn during recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Our operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our shore-side operations located in Greece. The Greek government’s taxation authorities have increased their scrutinization of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which may be subject or change the ways they are enforced, which may adversely affect our business, compliance costs, operating results, and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be costly.

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate are classed by one of the major classification societies, including Nippon Kaiji Kyokai (Class NK), DNV GL, Bureau Veritas and Rina Services SPA. Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, the vessel may be unable to trade between ports and may be unemployable which could trigger the violation of certain covenants in our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the HSH Loan Agreement. Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

A further economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

A significant number of the port calls made by our vessels involve the transportation of dry bulk products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated by government officials to average 7.4% for the year ended December 31, 2014, as compared to approximately 7.7% for the year ended December 31, 2013, and continues to remain below pre-2008 levels. In addition, China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future.

Many of the economic and political reforms adopted by the Chinese government are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports of crude oil or petroleum products to China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or restrictions on importing commodities into the country. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping companies and may hinder our ability to compete with them effectively. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union or various Asian countries may adversely affect economic growth in China and elsewhere. Our business, results of operations, cash flows and financial condition could be materially and adversely affected by an economic downturn in any of these countries.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial portion of our business in China or with Chinese counter parties. For example, we enter into charters with Chinese customers, which charters may be subject to new regulations in China. We may, therefore, be required to incur new or additional compliance or other administrative costs, and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

If economic conditions throughout the world do not improve, it will impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the winding down of the U.S. Federal Reserve’s bond buying program and declining global growth rates. These challenges also include continuing turmoil and hostilities in the Middle East, Ukraine, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. An extended period of deterioration in the outlook for the world economy could increase our bunker prices and lessen overall demand for our services. Such changes could adversely affect our results of operations and cash flows.

We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and may cause the price of our common shares to decline.

Company Specific Risk Factors

There are substantial doubts about our ability to continue as a going concern and if we are unable to continue our business, our shares may have little or no value.

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $38.2 million as of December 31, 2014.

See “—At December 31, 2014, Globus’s current liabilities exceeded its current assets” for more information.

Our ability to become a profitable operating company is dependent upon our ability to generate revenues and/or obtain financing adequate to fulfill our shipping activities, and achieving a level of revenues adequate to support our operating expenses has raised substantial doubts expressed by our independent auditors about our ability to continue as a going concern. We plan to attempt to raise additional capital by selling securities through one or more private placement or public offerings, which may include a rights offering, or by borrowing additional funds. We are currently contemplating a rights offering, and Mr. George Feidakis, our Chairman of the Board and beneficial owner of a majority of our common shares, has expressed his current intention to participate proportionally to his shareholding stake, although neither the rights offering nor Mr. Feidakis’ participation is guaranteed or certain. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. However, the doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

At December 31, 2014, Globus’s current liabilities exceeded its current assets.

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt, amounted to a working capital deficit of $38.2 million as of December 31, 2014.

Current liabilities include:

(1) the total amount outstanding of $35.0 million with respect to our Credit Facility with Credit Suisse AG. During February 2015, we entered into the HSH Loan Agreement for up to $30.0 million for the purpose of part refinancing our Credit Facility. In March 2015, we prepaid $30.0 million to Credit Suisse, and the remaining amount outstanding of $5.0 million payable in two equal semiannual instalments of $650,000 each starting May 2015 as well as a balloon payment of $3.7 million due together with the second and final installment due in November 2015. Working capital deficit adjusted for the effect of the refinancing as of December 31, 2014 becomes $10.3 million; and

(2) the amount of $2.1 million corresponding to the estimated amount that the Company will have to prepay to Commerzbank AG to eliminate the shortfall to the security value requirement. As of December 31, 2014, we were not in compliance with the security value requirement contained in the Kelty Loan Agreement that requires the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the loan agreement. In such circumstances upon request from the lender, we must either provide to the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall.

Based on our cash flow projections for the year ending December 31, 2015, cash on hand and cash generated from operating activities will not be sufficient for us to be in compliance with the minimum liquidity requirement contained in certain of our loan and credit facilities or to cover scheduled debt payments due in 2015. The period of time that we will be able to continue to operate as a going concern will depend on our ability to restructure our loan and credit arrangements and to finance our operations through the sale of equity, including a potential rights offering, incurring debt, or other financing alternatives. We are currently contemplating a rights offering, and Mr. George Feidakis, our Chairman of the Board and beneficial owner of a majority of our common shares, has expressed his current intention to participate proportionally to his shareholding stake, although neither the rights offering nor Mr. Feidakis’ participation is guaranteed or certain. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. We acknowledge that uncertainty remains over our ability to meet our liabilities as they fall due. If for any reason we are unable to continue as a going concern, our investors may lose all or a portion of their investment, and we may be unable to pay all of our outstanding debts and other obligations.

We are currently in breach with the security value requirement contained in the Kelty Loan Agreement and the minimum liquidity requirement contained in our Credit Facility, the DVB Loan Agreement and the HSH Loan Agreement.

As of December 31, 2014, we were not in compliance with the security value requirement contained in the Kelty Loan Agreement that requires the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. In such circumstances, upon request from our lender, in order to remedy this non-compliance, we must either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which as of December 31, 2014 is estimated to be $2.1 million.

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

As of the date of this annual report on Form 20-F we were in breach with the minimum liquidity requirement of maintaining at least $5.0 million contained in our Credit Facility and the DVB Loan Agreement, and the minimum liquidity requirement contained in the HSH Loan Agreement.

As of the date of this annual report on Form 20-F none of our lenders had declared an event of default under the relevant loan agreements for which we were not in compliance as of December 31, 2014 or currently. However, if these breaches are not remediated, they could constitute potential events of default that may result in the lenders requiring immediate repayment of the loans.

Restrictive covenants in our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the HSH Loan Agreement may impose financial and other restrictions on us, including cross-default provisions, and we cannot assure you that we will be able to borrow funds from future debt arrangements.

Our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the HSH Loan Agreement impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

➢	create or permit liens on our assets;

➢	engage in mergers or consolidations;

➢	change the flag or classification society of our vessels;

➢	pay dividends; and

➢	change the management of our vessels.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the HSH Loan Agreement will, and future credit arrangements will likely, require us to maintain specified financial ratios and satisfy financial covenants during the remaining terms of such agreements, some of which are based upon the market value of our fleet. If the market value of our fleet declines sharply, we may not be in compliance with certain provisions of our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the HSH Loan Agreement, and we may not be able to refinance our debt or obtain additional financing. The market value of dry bulk vessels is sensitive, among other things, to changes in the dry bulk charter market, with vessel values deteriorating in times when dry bulk charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the dry bulk market, along with the oversupply of dry bulk carriers and the prevailing difficulty in obtaining financing for vessel purchases, have adversely affected dry bulk vessel values, including the vessels in our fleet. As a result, we may not meet certain minimum asset coverage ratios and other financial ratios which are included in our loan arrangements.

For a more detailed discussion on our loan covenants, including breaches of them and waivers we obtained, see “Item 5.B Liquidity and Capital Resources—Indebtedness.”

Events beyond our control, including changes in the economic and business conditions in the shipping sectors in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy these requirements or that our lenders will waive any failure to do so.

If an event of default occurs under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement or the HSH Loan Agreement the respective lender could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Furthermore, each of our loan arrangements contains a cross-default provision that may be triggered by a default under any of our other loans, including the unsecured credit facility with Firment Trading Limited, an affiliate of our chairman Mr. George Feidakis, which we refer to as the Firment Credit Facility. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross-default provisions in our secured loan arrangements, the refusal of any one lender to grant or extend a waiver could result in most of our indebtedness being accelerated even if our other secured lenders have waived covenant defaults under their respective loan arrangements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, and our ability to conduct our business would be severely impaired.

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

We cannot assure you that we will be able to refinance any indebtedness incurred under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement, the HSH Loan Agreement or the Firment Credit Facility or obtain additional debt financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement, the HSH Loan Agreement or the Firment Credit Facility or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to refinance our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement, the HSH Loan Agreement and the Firment Credit Facility or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement, the HSH Loan Agreement and the Firment Credit Facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

In December 2013, we entered into a credit facility for up to $4.0 million with Firment Trading Limited, a company related through to us common control, for the purpose of financing its general working capital needs. During December 2014 the credit limit of the facility increased from $4.0 to $8.0 million. We have the right to drawdown any amount up to $8.0 million or prepay any amount, during the availability period, in multiples of $0.1 million. Currently, we have $7.5 million drawn under the Firment Credit Facility. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

During February 2015, we entered in to a new loan agreement with HSH Nordbank AG, the HSH Loan Agreement, for up to $30.0 million for the purpose of a partial refinancing of our existing Credit Facility with Credit Suisse AG. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. As of the date of this annual report on Form 20-F we were in breach with the minimum liquidity requirement of maintaining at least $5.0 million contained in our Credit Facility and the DVB Loan Agreement, and the minimum liquidity requirement contained in the HSH Loan Agreement.

Our common shares may be delisted from Nasdaq, which could affect its market price and liquidity.

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share and a minimum shareholders’ equity of $10.0 million), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Global Market. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. In such event, Nasdaq rules permit us to appeal any delisting determination to a Nasdaq Hearings Panel. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares would breach a number of our credit facilities and loan arrangements, all of which contain cross default provisions.

We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

Our strategy involves employing our vessels primarily on time charters generally with durations between three months and five years. As of December 31, 2014, all of our vessels were employed on short-term time charters or on spot charters. Although time charters with durations of one to five years may provide relatively steady streams of revenue, if our vessels were committed to such charters they may not be available for re-chartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The market is volatile, and in the past charter rates have declined below operating costs of vessels and such is currently the case. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay dividends, or both.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we seek to expand our internal technical management capabilities and our fleet, we or our crewing agents may need to recruit suitable additional seafarers and shore based administrative and management personnel. We cannot guarantee that we or our crewing agents will be able to hire suitable employees or a sufficient number of employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to develop and maintain effective financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced or eliminated.

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

Our success depends to a significant extent upon the abilities and efforts of our management team, and in particular on the experience, abilities, business relationships and efforts of our president, chief executive officer, chief financial officer and co-founder, George Karageorgiou. There is no guarantee that any employment agreement that we enter into will be honored and will not be terminated. Our success will depend upon our ability to hire and retain key members of our management team and to hire new members as may be necessary. The loss of Mr. Karageorgiou could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not currently, nor do we intend to maintain “key man” life insurance for Mr. Karageorgiou.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews (totaling 133 as of December 31, 2014). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

In the recent depressed dry bulk market conditions, there have been numerous reports of charterers renegotiating their charters or defaulting on their obligations under their charters. If our current charterers or a future charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful and for short term charters may cost more to enforce than the potential recovery. We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to the terms of our current charters or at all. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, this may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

The aging of our fleet may result in increased operating costs in the future.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2014 and 2013, the weighted average age of the vessels in our current fleet was 8.1 and 7.1 years, respectively. Our oldest vessel was built in 1998, and our two youngest vessels were built in 2010. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may have difficulty managing our planned growth properly.

Any future acquisitions of additional vessels will impose additional responsibilities on our management and staff and may require us to increase the number of our personnel. In the event of a future acquisition of additional vessels, we will also have to increase our customer base to provide continued employment for the new vessels.

We intend to continue stabilize and then to try to grow our business through disciplined acquisitions of secondhand vessels that meet our selection criteria and newly built vessels if we can negotiate attractive purchase prices. Our future growth will primarily depend on:

➢	locating and acquiring suitable vessels;

➢	identifying and consummating acquisitions;

➢	enhancing our customer base;

➢	managing our expansion; and

➢	obtaining required financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences. A shipyard could fail to deliver a new-building on time or at all because of:

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

In addition, if we enter a new-building or secondhand contract in the future, we may seek to terminate the contract due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction or purchase and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated new-building contract, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into new-building contracts at favorable prices. During periods when charter rates are low, such as the current market, we may be unable to fund the acquisition of new-buildings, whether through lending or cash on hand. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.

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

To the extent we scrap or sell vessels, we may decide to terminate the employment of some of our staff.

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

In January 2013, a tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities.

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

We are not in compliance with our loan covenants, and were we to receive a notice of default and be unable to cure it under the terms of our loan covenants, may be forbidden from issuing dividends. There can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency at all. Our policy is, to the extent permitted by law and applicable contractual obligations; to declare and pay to holders of our shares a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of this annual report on Form 20-F. Our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the HSH Loan Agreement also prohibit our declaration and payment of dividends under some circumstances. Under each of our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the HSH Loan Agreement we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the HSH Loan Agreement. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. We may also enter into new financing or other agreements that may restrict our ability to pay dividends. In addition, we may pay dividends to the holders of our Series A Preferred Shares prior to the holders of our shares.

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

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

➢	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

➢	the level of our operating costs;

➢	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

➢	vessel acquisitions and related financings;

➢	restrictions in our Credit Facility, Kelty Loan Agreement, DVB Loan Agreement and the HSH Loan Agreement and in any future debt arrangements;

➢	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;

➢	prevailing global and regional economic and political conditions;

➢	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

➢	our overall financial condition;

➢	our cash requirements and availability;

➢	the amount of cash reserves established by our board of directors; and

➢	restrictions under Marshall Islands law.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient funds, surplus or net profits to make distributions.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of our new-buildings or selective acquisitions of vessels through a combination of our operating cash flow and debt financing through our subsidiaries or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

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

Our Series A Preferred Shares are entitled to receive dividends at the sole discretion of the Remuneration Committee. The declaration and payment of any dividend to holders of our common shares and Class B shares is also at the discretion of our board of directors. It is possible in the future that we will pay dividends only to holders of the Series A Preferred Shares, or to holders of the Series A Preferred Shares prior to the holders of our common shareholders (by which we mean the holders of common and Class B shares). As a result of such potential dividend policy, the market price of our common shares could be adversely affected. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

As of December 31, 2014 and December 31, 2013, the vessels in our current fleet had a weighted average age of 8.1 and 7.1 years, respectively. Our oldest vessel was built in 1998, and our two youngest vessels were built in 2010. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

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

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2014, 2013 and 2012, we derived substantially all of our revenues from approximately 33, 18 and 24 customers, respectively, and approximately 54%, 60% and 68%, respectively, of our revenues, were derived from four customers. If one or more of our customers that contribute to a significant part of our revenues is unable to perform under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

➢	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

➢	the customer terminates the charter because of our non-performance, including failure to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, serious deficiencies in the vessel, prolonged periods of off-hire or our default under the charter; or

➢	the customer terminates the charter because the vessel has been subject to seizure for more than 30 days.

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

Even if we issue or otherwise sell additional common shares after an issuance of Class B shares, holders of our Class B shares, depending on the number, may have substantial control and influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. It is possible that, because of this dual class stock structure, holders of our Class B shares will be able to control all matters submitted to our shareholders for approval even though they may own significantly less than 50% of the aggregate number of outstanding shares of our common shares and Class B shares. This potential concentrated control could limit our common shareholders’ ability to influence corporate matters and, as a result, we may take actions that our common shareholders do not view as beneficial. As a result, the market price of our common shares could be adversely affected.

Provisions of our articles of incorporation and bylaws may have anti-takeover effects.

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and the removal of incumbent officers and directors.

Multi Class Stock. Our multi-class stock structure, which consists of common shares, Class B shares, and preferred shares, can provide holders of our Class B shares or preferred shares a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2014 and 2013 we incurred approximately 20% and 15%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

Increases in interest rates may cause the market price of our shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline. If LIBOR increases, then our payments pursuant to certain existing loans will increase. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Our chairman of the board of directors owns beneficially a majority of our total outstanding common shares, which provides control over matters on which our shareholders are entitled to vote.

As of December 31, 2014, Mr. George Feidakis, the chairman of our board of directors, beneficially owns a majority of our outstanding common shares. Please read “Item 7.A. Major Stockholders.” Until such time that we issue additional securities or Mr. George Feidakis sells all or a portion of his common shares, Mr. George Feidakis can control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Mr. George Feidakis may be different from your interests.

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

Furthermore, as of December 31, 2014, Mr. George Feidakis, the chairman of our board of directors, beneficially owns a majority of our outstanding common shares. Please read “Item 7.A. Major Stockholders.” Where a substantial percentage of the shares of publicly traded companies are held by a small number of shareholders, the shares may have a lower trading volume than similarly-sized publicly traded companies. Until such time that we issue additional securities or Mr. George Feidakis sells all or a portion of his common shares, we may have a lower trading volume than similarly-sized companies, which means shareholders who buy or sell relatively small amounts of our common shares could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be.

The dry bulk shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

We may have to pay tax on U.S. source shipping income.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel-owning or chartering company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under section 883 of the Code and the U.S. Treasury regulations promulgated thereunder, which we refer to as the Section 883 Exemption. The eligibility of Globus Maritime and our subsidiaries to qualify for the Section 883 Exemption is determined each taxable year and is dependent on certain circumstances related to the ownership of our shares and on interpretations of existing U.S. Treasury regulations, each of which could change. We can therefore give no assurance that we will in fact be eligible to qualify for the Section 883 Exemption for all taxable years. In addition, changes to the Code, the U.S. Treasury regulations or the interpretation thereof by the U.S. Internal Revenue Service, or IRS, or the courts could adversely affect the ability of Globus Maritime and our subsidiaries to take advantage of the Section 883 Exemption.

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

Based on our current operations and anticipated future operations, we believe we should not be treated as a PFIC. In this regard, we intend to treat gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities should not constitute “passive income,” and that the assets we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of “passive income.”

There are legal uncertainties involved in this determination, because there is no direct legal authority under the PFIC rules addressing our current and projected future operations. Moreover, a case decided in 2009 by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would be a PFIC unless an active leasing exception applies. Although the IRS has announced that it will not follow the reasoning of this case, and that it intends to treat the income from standard industry time charters as services income, no assurance can be given that a U.S. court will not follow the aforementioned case. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and information reporting obligations, as more fully described under “Item 10.E. Taxation—United States Tax Considerations—U.S. Federal Income Taxation of United States Holders.”

We could face penalties under European Union, United States or other economic sanctions.

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, Sudan, Syria, North Korea and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies. The imposition of Ukrainian-related economic sanctions on Russian persons, first imposed in March 2014, is an example of economic sanctions with a potentially widespread and unpredictable impact on shipping. Certain of our charterers or other parties that we have entered into contracts with regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. government, and European Union and/or other international bodies as a result of the annexation of Crimea by Russia in 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Additionally, the U.S. Iran Threat Reduction Act (which was signed into law in 2012) amended the Exchange Act to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Even inadvertent violations of economic sanctions can result in the imposition of material fines and restrictions and could adversely affect our business, financial condition and results of operations, our reputation, and the market price of our common shares.

Our vessels may call on ports subject to economic sanctions or embargoes.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. On July 18, 2014, the P5+1 and Iran agreed to extend the measures taken under JPOA until November 24, 2014. At that time, the P5+1 and Iran agreed to a further extension of these measures until July 1, 2015. On April 2, 2015, the P5+1 and Iran announced a framework agreement, according to which the P5+1 may gradually lift some of the sanctions currently in place against Iran.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future as such regulations and sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are subject to Marshall Islands corporation law, which is not well-developed.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of corporations incorporated in or redomiciled into the Marshall Islands may differ from the rights of shareholders of corporations incorporated in the United States. While the BCA provides that it is to be applied and construed according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a more substantial body of case law in the corporate law area.

It may be difficult to serve us with legal process or enforce judgments against us, our directors, our significant shareholders, or our management.

Our business is operated primarily from our offices in Greece. In addition, our largest shareholder and a majority of our directors and officers are non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

The nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We redomiciled into the Marshall Islands and our subsidiaries are incorporated under the laws of the Marshall Islands or Malta, we have limited operations in the United States and we maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. The Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would accept, or be entitled to accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

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

Our issuance of additional common shares, including Class B shares, or other equity securities of equal or senior rank would have the following effects:

➢	our existing shareholders’ proportionate ownership interest in us will decrease;

➢	the amount of cash available for dividends payable on our common shares may decrease;

➢	the relative voting strength of each previously outstanding share may be diminished; and

➢	the market price of our common shares may decline, and we could be forced to delist our shares from Nasdaq.

Because we are a foreign private issuer, we are not bound by any Nasdaq rule that requires shareholder approval for certain issuances of our securities. We therefore can issue securities in such amounts and at such times as we feel appropriate, all without shareholder approval. See “Item 16G. Corporate Governance.”

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

As of December 31, 2014, our issued and outstanding capital stock consisted of 10,245,664 common shares and 2,567 Series A Preferred Shares.

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

As of December 31, 2014, 2013 and 2012 our fleet comprised a total of seven dry bulk vessels, consisting of two Panamax, four Supramaxes and one Kamsarmax, with a weighted average age of approximately 8.1, 7.1 and 6.1 years, respectively, and a total carrying capacity of 452,886 dwt.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the previous three fiscal years, consisted of deferred drydocking costs of $1.5 million in 2014, deferred drydocking costs of $0.8 million in 2013, deferred drydocking costs of $0.9 million and vessels improvement costs of $0.3 million in 2012.

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

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which we refer to as our Manager, which provides in-house commercial and technical management exclusively for our vessels. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services.

The following table presents information concerning our vessels.

Vessel	Year Built	Flag	Direct Owner	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v Tiara Globe	1998	Marshall Islands	Elysium Maritime Limited	Hudong Zhonghua	Panamax	December 2007	72,928
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627
m/v Sky Globe	2009	Marshall Islands	Domina Maritime Ltd.	Taizhou Kouan	Supramax	May 2010	56,855
m/v Star Globe	2010	Marshall Islands	Dulac Maritime S.A.	Taizhou Kouan	Supramax	May 2010	56,867
m/v Energy Globe (formerly called m/v Jin Star)	2010	Marshall Islands	Kelty Marine Ltd.	Jiangsu Eastern	Kamsarmax	June 2010	79,387
m/v Moon Globe	2005	Marshall Islands	Artfull Shipholding S.A.	Hudong-Zhonghua	Panamax	June 2011	74,432
m/v Sun Globe	2007	Malta	Longevity Maritime Limited	Tsuneishi Cebu	Supramax	September 2011	58,790
					Total:		452,886

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

Employment of our Vessels

Our strategy is to employ our vessels on a mix of all types of charter contracts, including bareboat charters, time charters and spot charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing spot market rates. We may, however, seek to employ a greater portion of our fleet on the spot market or on time charters with longer durations, should we believe it to be in our best interests. In addition, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

We and our Manager have developed relationships with a number of international charterers, vessel brokers, financial institutions, insurers and shipbuilders. We have also developed a network of relationships with vessel brokers who help facilitate vessel charters and acquisitions.

On the date of the filing of this Annual Report on 20-F, all of our vessels were employed on spot charters.

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

Basic Hire Rate and Term

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable semi-monthly or 15 days, in advance, in U.S. dollars as specified in the charter. As of December 31, 2014, we had one vessel under a time charter, which time charter expired in January 2015 and the vessel was returned to us.

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

Commissions

During the year ended December 31, 2014, we paid commissions ranging from 1.25% to 5.00% relevant to each time charter agreement then in effect.

Bareboat Charter

A bareboat charter is a contract pursuant to which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, and the charterer provides for all of the vessel’s operating expenses. The charterer undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We had a bareboat charter with Eastern Media International Corporation and Far Eastern Silo & Shipping (Panama) S.A. with reference to m/v Energy Globe (formerly called m/v Jin Star) which expired in January 2015.

Redelivery

Upon the expiration of a bareboat charter, typically the charterer must redeliver the vessel in as good structure, state, condition and class as that in which the vessel was delivered.

Ship Management and Maintenance

Under a bareboat charter, the charterer is responsible for all of the vessel’s operating expenses, including crewing, insuring, maintaining and repairing the vessel, any drydocking costs, and the stores, lube oils and communication expenses. Under a bareboat charter, the charterer is also responsible for the voyage costs, and generally assumes all risk of operation. The charterer covers the costs associated with the vessel’s special surveys and related drydocking falling within the charter period.

Commissions

We paid a 3.75% commission on a bareboat charter that ended in January 2015, although the amounts of commissions on future bareboat charters may change.

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

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk vessels in the Panamax, Supramax and Kamsarmax dry bulk vessels, but we also compete with owners for the purchase and sale of vessels of all sizes. Those competitors may be better capitalized or have more liquidity than we do. In this period of significantly depressed pricing and over capacity, better liquidity may be a major competitive advantage, and we believe that some of our competitors may be better capitalized than we are.

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

➢      VLOC. Very large ore carriers are in excess of 200,000 dwt. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. During 2009, 2010 and 2011, the BDI remained volatile. During 2009, the BDI reached a low of 772 in January 2009 and a high of 4,661 in November 2009. During 2010, the BDI reached a high of 4,209 in May 2010 and a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,042 on February 4, 2011 to a high of 2,173 on October 14, 2011. The BDI continued to decline during the start of 2012 reaching a 26-year low of 647 on February 3, 2012 and thereafter increased to a high of 1,165 on May 8, 2012. During 2013, the BDI remained volatile reaching a low of 698 on January 2, 2013 and improved to 2,337 as of December 12, 2013, while volatility continued during 2014 with BDI reaching its highs of 2,113 in January 2, 2014 and its lows of 723 in July 22, 2014. The BDI reached a new all-time low of 509 in February 18, 2015, and as of April 24, 2015 the BDI was at 600.

Vessel Prices

New-building prices increased significantly after 2002, due to tightness in shipyard capacity, high steel prices, rising labor cost, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates after August 2008 and lack of new vessel ordering, new-building vessel values entered a downward trend and have continued to gradually decline.

In broad terms, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. The steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004 and 2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008. However, the sudden and sharp downturn in freight rates since August 2008 has also had a very negative impact on secondhand values which have continued to gradually decline.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All the vessels that we own and operate are certified as being “in class” by Nippon Kaiji Kyokai (Class NK), DNV GL, Bureau Veritas or Rina Services SPA. Typically, all new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. If “in water survey” notation is assigned, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned as part of a particular intermediate survey, drydocking would be required for the following special survey thereby generally achieving a higher utilization for the relevant vessel. Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey deadline.

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v Tiara Globe	May 2016	April 2018	Bureau Veritas
m/v River Globe	June 2015	December 2017	Class NK
m/v Sky Globe	June 2017	November 2019	DNV GL
m/v Star Globe	May 2015	May 2015	DNV GL
m/v Moon Globe	June 2017	September 2015	Class NK
m/v Sun Globe	September 2015	August 2017	Bureau Veritas
m/v Energy Globe (formerly called m/v Jin Star)	January 2018	January 2020	Rina Services SPA

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

To the extent that we experience either a supplementary or an overspill call our policy is to expense such amounts. To the extent that the Club depends on funds paid in calls from other members in our industry, if there were an industry-wide slow-down, other members might not be able to meet the call and we might not receive a payout in the event we made a claim on a policy.

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

The following is an overview of certain material conventions, laws and regulations that affect our business and the operation of our vessels. It is not a comprehensive summary of all the conventions, laws and regulations to which we are subject.

The International Maritime Organization, or IMO, is a United Nations agency setting standards and creating a regulatory framework for the shipping industry and has negotiated and adopted a number of international conventions. These fall into two main categories, consisting firstly of those concerned generally with vessel safety and security standards, and secondly of those specifically concerned with measures to prevent pollution from vessels.

Ship Safety Regulation

A primary international safety convention is the Safety of Life at Sea Convention of 1974, as amended, or SOLAS, including the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced in 1993 the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, which has been mandatory since July 1998. The purpose of the ISM Code is to provide an international standard for the safe management and operation of vessels and for pollution prevention. Under the ISM Code, the party with operational control of a vessel is required to develop, implement and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and protecting the environment and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate issued after verification that the vessel’s operator and its shipboard management operate in accordance with the approved safety management system and evidences that the vessel complies with the requirements of the ISM Code. No vessel can obtain a Safety Management Certificate unless its operator has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facility Security Code, or ISPS Code, which sets out measures for the enhancement of security of vessels and port facilities.

The vessels that we operate maintain ISM and ISPS certifications for safety and security of operations.

Regulations to Prevent Pollution from Ships

In the second main category of international regulation which deals with prevention of pollution, the primary convention is the International Convention for the Prevention of Pollution from Ships 1973 as amended by the 1978 Protocol, or MARPOL, which imposes environmental standards on the shipping industry set out in its Annexes I-VI. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V) and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended and supplemented as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil with a lower cap on the sulphur content applicable inside special areas, the “Emission Control Areas” or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the US Caribbean Sea area. The global cap on the sulphur content of fuel oil is currently 3.5% to be reduced to 0.5% from January 1, 2010. From January 1, 2015 the cap on the sulphur content of fuel oil for vessels operating in ECAs has been 0.1%. Annex VI also provides for progressive reductions in NOx emissions from marine diesel engines installed in vessels. Limiting NOx emissions is set on a three tier reduction, the final one of which (“Tier III”) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the US Caribbean Sea ECA. The Tier III requirements would also apply to engines of vessels operating in other ECAs as may be designated in the future by the IMO’s Marine Environment Protection Committee (or MEPC) for Tier III NOx control. The Tier III requirements do not apply to engines installed on vessels constructed prior to January 1, 2021, if they are of less than 500 gross tons, of 24 m or over in length, and have been designed and used solely for recreational purposes. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. . In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014 the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of vessels.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU is currently considering a proposal for a regulation establishing a system of monitoring, reporting and verification of greenhouse gas shipping emissions (or MRV system). The proposed MRV system may be the precursor to a market-based mechanism to be adopted in the future. In the United States, the U.S. Environmental Protection Agency, or EPA, issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business through increased compliance costs or additional operational restrictions that we cannot predict with certainty at this time.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force in September 2008, prohibits and/or restricts the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-Fouling System Certificate and undergo a survey before the vessel is put into service or before the Anti-fouling System Certificate is issued for the first time and when the anti-fouling systems are altered or replaced.

Other International Regulations to Prevent Pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from vessels.

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of vessels’ ballast water and sediments. The BWM Convention’s implementing regulations require vessels to conduct ballast water management in accordance with the standards set out in the convention, which include performance of ballast water exchange in accordance with the requirements set out in the relevant regulation and the gradual phasing in of a ballast water performance standard which requires ballast water treatment and the installation of ballast water treatment systems on board the vessels. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35.0% of the gross tonnage of the world’s merchant shipping. Under the BWM Convention, vessels are required to implement a Ballast Water and Sediments Management Plan, carry a Ballast Water Record Book and an International Ballast Water Management Certificate. The BWM Convention has not come into force yet as although more than 30 states have adopted it to date, their combined merchant fleets currently constitute less than 35% of the gross tonnage of the world’s merchant fleet..

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009, or the Recycling Convention, deals with issues relating to ship recycling and aims to address the occupational health and safety, as well as environmental risks relating to ship recycling. It contains regulations regarding the design, construction, operation, maintenance and recycling of vessels, as well as regarding their survey and certification to verify compliance with the requirements of the Recycling Convention. The Recycling Convention, amongst other things, prohibits and/or restricts the installation or use of hazardous materials on vessels and requires vessels to have on board an inventory of hazardous materials specific to each vessel. It also requires ship recycling facilities to develop a ship-recycling plan for each vessel prior to its recycling. Parties to the Recycling Convention are to ensure that ship-recycling facilities are designed, constructed and operated in a safe and environmentally sound manner and that they are authorized by competent authorities after verification of compliance with the requirements of the Recycling Convention. The Recycling Convention (which is not effective yet) is to enter into force 24 months after a specified minimum number of states with a combined gross tonnage and maximum annual recycling volume during the preceding 10 years have ratified it.

A MARPOL regulation and the International Convention on Oil Pollution Preparedness, Response and Co-operation, 1990 also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans. Another MARPOL regulation sets out similar requirements for the adoption of shipboard marine pollution emergency plans for noxious liquid substances with respect to vessels carrying such substances in bulk. Periodic training and drills for response personnel and for vessels and their crews are required.

European Regulations

European regulations in the maritime sector are in general based on international law most of which were promulgated by the IMO and then adopted by the Member States. However, since the Erika incident in 1999, when the Erika broke in two off the coast of France while carrying heavy fuel oil, the European Union (or EU) has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the timetable for the phase-out of single hull tankers, and prohibiting the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the timetable for their introduction it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in the EU, but the risk is well established that EU regulations (and other jurisdictions) may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution (which has been amended in 2009), imposing criminal sanctions for discharges of oil and other noxious substances from vessels sailing in its waters, irrespective of their flag not only where such pollution is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence.” The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards vessel interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

The EU has also adopted legislation requiring the use of low sulphur fuel. Under Council Directive 1999/32/EC as subsequently amended (most recently by Directive 2012/33/EU), from January 1, 2015, vessels are required to burn fuel with a sulphur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones falling within sulphur oxide (SOx) Emission Control Areas (or SECAs), such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with MARPOL Annex VI.

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control, as subsequently amended) which requires the Member States to refuse access to their ports to certain sub-standard vessels according to various factors, such as the vessel’s condition, flag and number of previous detentions within certain preceding periods; creates obligations on the part of EU member port states to inspect minimum percentages of vessels using their ports annually; and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

Commission Regulation (EU) No 802/2010, which was adopted by the European Commission in September 2010, as part of the implementation of the Port State Control Directive and came into force on January 1, 2011, introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by being subjected to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection are to be subjected to a greater frequency of official inspections of their vessels.

By Directive 2009/15/EC of April 23, 2009 (on common rules and standards for ship inspection and survey organisations and for the relevant activities of maritime administrations) as amended by Directive 2014/111/EU of December 17, 2014, the European Union has established measures to be followed by the Member States for the exercise of authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties.

The EU has also adopted Regulation (EU) No 1257/2013 which lays down rules in relation to ship recycling and management of hazardous materials on vessels. The Regulation lays down requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities which meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also lays down rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Recycling Convention. It applies to vessels flying the flag of a Member State and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions are to apply from December 31, 2014 and certain others from December 31, 2020.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on the Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all vessels granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” issued by the International Chamber of Shipping in co-operation with other international shipping associations evaluates flag states based on factors such as port state control record , ratification of major international maritime treaties, use of recognized organizations conducting survey work on their behalf which comply with the IMO Guidelines set out in IMO Resolution A.739, age of fleet, compliance with reporting requirements and participation at IMO meetings. The vessels that we operate are flagged in the Marshall Islands and Malta. Marshall Islands- and Malta-flagged vessels have historically received a good assessment in the shipping industry.

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability and, if the implementing legislation so provides, to criminal sanctions, may lead to decreases in available insurance coverage for affected vessels or may invalidate or result in the loss of existing insurance cover and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have, for example, indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this annual report on Form 20-F, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

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

U.S. federal legislation, including notably the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable without regard to fault (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges of oil from their vessels. The OPA expressly allows the individual states of the United States to impose their own liability regimes for the discharge of petroleum products. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

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

The OPA limits the liability of responsible parties to the greater of $1,000 per gross ton or $854,400 per non-tank vessel (subject to possible adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

We maintain, for each of our vessels, Protection and indemnity coverage against pollution liability risks in the amount of $1.0 billion per event. This insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per event, our cash flow, profitability and financial position could be adversely impacted.

We believe our insurance and protection and indemnity coverage as described above meets the requirements of the OPA.

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

The VGP application procedure, known as the Notice of Intent, or NOI, may be accomplished through the “eNOI” electronic filing interface, which became operational in June 2009. We submitted NOIs for all our vessels to which the CWA applies. The 2013 Vessel General Permit became effective on December 19, 2013, and contains more specified and stringent limits on the effluents than the pre-existing VGP, and specific measures with respect to ships operating on the Great Lakes.

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

In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems. The rule went into effect in June 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s Ballast Water Management Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of Coast Guard approved ballast water management systems by new vessels constructed on or after December 1, 2013, and existing vessels as of their first drydocking after January 1, 2016. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. While the 2013 rule imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available.

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

International Laws Governing Civil Liability to Pay Compensation or Damages

Although the United States is not a party to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the 1992 Protocol and further amended in 2000, or the CLC (which has been adopted by the IMO and sets out a liability regime in relation to oil pollution damage) many countries are parties and have ratified either the original CLC or its 1992 Protocol. Under the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters or, under the 1992 Protocol, in the exclusive economic zone or equivalent area, of a contracting state by discharge of persistent oil, subject to certain defenses and subject to the right to limit liability. The original CLC applies to vessels carrying oil as cargo and not in ballast, whereas the CLC as amended by the 1992 Protocol applies to tanker vessels and combination carriers (i.e. vessels which sometimes carry oil in bulk and sometimes other cargoes) but only when the latter carry oil in bulk as cargo and during any voyage following such carriage (to the extent they have oil residues on board). The limits on liability are based on the use of the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under the 2000 amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.717208 SDR per U.S. dollar on April 28, 2015. Under the original CLC, the right to limit liability is forfeited where the incident causing the damage is caused by the owner’s actual fault or privity and under the 1992 Protocol where the relevant incident is caused by the owner’s personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the regime adopted by the IMO.

The CLC is supplemented by the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage 1971, as amended (or the Fund Convention). The purpose of the Fund Convention was the creation of a supplementary compensation fund (the International Oil Pollution Compensation Fund, or IOPC Fund) which provides additional compensation to victims of a pollution incident who are unable to obtain adequate or any compensation under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which covers liability and compensation for pollution damage caused in the territorial waters or the exclusive economic zone or equivalent area of ratifying states by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention imposes strict liability (subject to certain defenses) on the shipowner (which term includes the registered owner, bareboat charterer, manager and operator of the vessel). It also requires registered owners of vessels over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended by the 1996 Protocol to it, or the 1976 Convention). The Bunker Convention entered into force in November 2008. In other jurisdictions, liability for spills or releases of oil from vessels’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO’s International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea 1996, as superseded by the 2010 Protocol, or the HNS Convention, sets out a liability regime for loss or damage caused by hazardous or noxious substances carried on board a vessel. These substances are listed in the convention itself or defined by reference to lists of substances included in various IMO conventions and codes. The HNS Convention covers loss or damage by contamination to the environment, costs of preventive measures and further damage caused by such measures, loss or damage to property outside the ship and loss of life or personal injury caused by such substances on board or outside the ship. It imposes strict liability (subject to certain defenses) on the registered owner of the vessel and provides for limitation of liability and compulsory insurance. The owner’s right to limit liability is lost if it is proved that the damage resulted from the owner’s personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. The HNS Convention has not entered into force yet.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. However, claims for oil pollution damage within the meaning of the CLC or any Protocol or amendment to it are expressly excepted from the limitation regime set out in the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where it is proved that the loss resulted from the shipowner’s personal act or omissions, committed with the intent to cause such loss, or recklessly and with knowledge that such loss would probably result. Some states have ratified the 1996 Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the original 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 Protocol, and some are parties to other earlier limitation of liability conventions and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be different or uncertain.

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

C.  Organizational Structure

Globus Maritime Limited is a holding company. It owns eight operational subsidiaries, seven of which are Marshall Islands corporations and one of which is incorporated in Malta. Seven of our operational subsidiaries each own one vessel and our eighth operational subsidiary, our Manager, provides the technical and day-to-day commercial management of our fleet. Our Manager maintains ship management agreements with each of our vessel-owning subsidiaries.

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

For further details regarding our loan and credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. As of December 31, 2014, our issued and outstanding capital stock consisted of 10,245,664 common shares and 2,567 Series A Preferred Shares.

As of December 31, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,664 dwt. In March 2011, we purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.” In May 2011, we purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.” As of December 31, 2014, 2013 and 2012, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt.

We intend to stabilize and then try to grow our fleet through timely and selective acquisitions of modern vessels in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

Our strategy is to generally employ our vessels on a mix of all types of charter contracts, including bareboat charters, time charters and spot charters although all of our vessels are currently on the spot market. We may, from time to time, enter into charters with longer durations depending on our assessment of market conditions.

We seek to manage our fleet in a manner that allows us to maintain profitability across the shipping cycle and thus maximize returns for our shareholders. To accomplish this objective we have historically deployed our vessels primarily on a mix of bareboat and time charters (with terms of between three months and five years) and spot charters although all of our vessels are currently on the spot market. According to our assessment of market conditions, we have adjusted the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with time charters or to profit from attractive spot charter rates during periods of strong charter market conditions.

The average number of vessels in our fleet for the years ended December 31, 2014, 2013 and 2012 was 7.0.

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., our Manager, who provides in-house commercial and technical management exclusively for our vessels. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide such services.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

➢	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

➢	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

➢	Operating days. Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels generate revenues.

➢	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys.

➢	Average number of vessels. We measure average number of vessels by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

➢	TCE rates. We define TCE rates as our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, average number of vessels and fleet utilization for the periods indicated.

	Year Ended December 31,
	2014	2013	2012	2011	2010
Ownership days	2,555	2,555	2,562	2,125	1,458
Available days	2,513	2,527	2,498	2,111	1,458
Operating days	2,500	2,486	2,471	2,083	1,441
Bareboat charter days	365	365	366	365	186
Fleet utilization	99.5%	98.4%	98.9%	98.7%	98.8%
Average number of vessels	7.0	7.0	7.0	5.8	4.0
Daily time charter equivalent (TCE) rate	$7,969	$9,961	$10,660	$15,619	$18,996

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

The following table reflects the calculation of our daily TCE rates for the periods indicated.

	Year ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2014	2013	2012	2011	2010

Revenue	26,378	29,434	32,197	35,559	28,860
Less: Voyage expenses	4,254	2,892	4,450	3,283	2,152
Less: bareboat charter net revenue	5,006	5,006	5,020	5,006	2,545
Net revenue excluding bareboat charter net revenue	17,118	21,536	22,727	27,270	24,163
Available days net of bareboat charter days	2,148	2,162	2,132	1,746	1,272
Daily TCE rate	7,969	9,961	10,660	15,619	18,996

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

Our revenues in 2014, 2013 and 2012 decreased when compared to their respective prior year, mainly due to lower daily time charter and spot rates earned on average from our vessels on a year over year basis.

Employment of our Vessels

As of April 20, 2015, we employed our vessels as follows:

➢	m/v Tiara Globe – on a time charter with Hyundai Glovis Co. Ltd., that began in March 2015 and is expected to expire in June 2015, at the gross rate of $5,250 per day.

➢	m/v Star Globe – on a time charter with XO Shipping A/S that began in April 2015 and is expected to expire in June 2015, at the gross rate of $6,250 per day.

➢	m/v River Globe – on a time charter with Milestone Shipping S.A. that began in April 2015 and is expected to expire in May 2015, at the gross rate of $5,600 per day.

➢	m/v Energy Globe (formerly called m/v Jin Star) – on a time charter with Bulk Marine Ltd that began in February 2015 and is expected to expire in May 2015, at the gross rate of $3,300 per day.

➢	m/v Sky Globe – on a time charter with Pacific Gulf Shipping Co that began in February 2015 and is expected to expire in May 2015, at the gross rate of $7,000 per day.

➢	m/v Moon Globe – on a time charter with Navig8 Inc. that began in April 2015 and is expected to expire in May 2015, at the gross rate of $6,000 per day.

➢	m/v Sun Globe – on a time charter with Chinaland Shipping Pte Ltd that began in February 2015 and is expected to expire in May 2015, at the gross rate of $4,400 per day until April 22, 2015 and at $8,400 per day thereafter.

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

For the years 2014, 2013 and 2012, commissions amounted to $1.3 million each year, respectively.

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

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of delivery from the shipyard. Furthermore, we estimate the residual values of our vessels as of December 31, 2014 to be $335 per light-weight ton. We do not expect these assumptions to change significantly in the near future. We expect that these charges will increase if we acquire additional vessels.

Depreciation of Drydocking Costs

Vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. Drydockings occur approximately every 2.5 years. The costs associated with the drydockings are capitalized and depreciated on a straight-line basis over the period between drydockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, we estimate the component of the cost that corresponds to the economic benefit to be derived until the first scheduled drydocking of the vessel under our ownership and this component is depreciated on a straight-line basis over the remaining period through the estimated drydocking date. We expect that drydocking costs will increase as our vessels age and if we acquire additional vessels.

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

Gain/ (Loss) on Sale of Vessels

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

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements, including our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and the Firment Credit Facility as well as the HSH Loan Agreement that we entered into in February 2015. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2014, 2013 and 2012, we had $84.6 million, $91.5 million and $105.9 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incur interest expense and financing costs relating to our outstanding debt as well as our available but undrawn Credit Facility, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions.

Gain/ (Loss) on Derivative Financial Instruments

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

Foreign Exchange Gains/ (Losses), Net

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

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2014 compared to the year ended December 31, 2013 and for the year ended December 31, 2013 compared to the year ended December 31, 2012. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2014 compared to the year ended December 31, 2013

As of December 31, 2014 and 2013, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt. During the years ended December 31, 2014 and 2013 we had an average of 7.0 dry bulk vessels in our fleet.

During 2014, we achieved an operating profit of $5.2 million including a non-cash impairment gain from impairment reversal of $2.2 million, while during 2013, we achieved an operating profit of $8.5 million including a non-cash impairment gain from impairment reversal of $1.7 million.

Revenue. Revenue decreased by $3.0 million, or 10%, to $26.4 million in 2014, compared to $29.4 million in 2013 due to the unfavorable average shipping rates achieved by our vessels during 2014 compared to 2013. Net revenues (Revenues minus Voyage expenses) decreased by $4.4 million, or 17%, to $22.1 million in 2014, from $26.5 million in 2013. The decrease is primarily attributable to a decrease in average TCE rates due to unfavorable shipping rates which effectively reduced our net revenues by approximately $4.3 million, assuming all other variables were held constant. In addition, TCE rates decreased due to an increase in our voyage expenses (mainly due to the cost of bunkers) incurred during periods that our vessels were seeking employment. Revenue was further decreased by $0.1 million due to 1% decrease in our available days assuming all other variables were held constant. In 2014, we had total operating days of 2,500 and fleet utilization of 99.5%, compared to 2,486 operating days and a fleet utilization of 98.4% in 2013.

Voyage expenses. Voyage expenses increased by $1.4 million, or 48%, to $4.3 million in 2014, compared to $2.9 million in 2013. The increase is attributed to the increase in bunkers expenses incurred during periods that our vessels were seeking employment by $1.3 million, or 93%, to $2.7 million in 2014, compared to $1.4 million in 2013.

Vessel operating expenses. Vessel operating expenses decreased by $0.3 million, or 3%, to $9.7 million in 2014, compared to $10.0 million in 2013 due to our continued efforts towards operational efficiency. The breakdown of our operating expenses for the year 2014 was as follows:

Crew expenses	56%
Repairs and spares	15%
Insurance	10%
Stores	10%
Lubricants	6%
Other	3%

Daily vessel operating expenses were $4,432 in 2014 compared to $4,580 in 2013, representing a decrease of 3% due to our continued efforts towards cost efficiency.

Depreciation. Depreciation remained the same during both 2014 and 2013, which was $5.6 million.

Amortization of fair value of time charter attached to vessels. Amortization of fair value of time charter attached to vessels during the years ended December 31, 2014 and 2013 were $0.7 and $1.3 million, respectively. Amortization refers to the fair value of above market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters. The time charter attached to m/v Moon Globe expired in June 2013.

Administrative expenses payable to related parties. Administrative expenses payable to related parties decreased by $0.1 million, or 17%, to $0.5 million in 2014 compared to $0.6 million in 2013, mainly due to the departure of our Chief Financial Officer in January 2013 when his severance pay incurred.

Administrative expenses. Administrative expenses decreased by $0.2 million, or 10% to $1.9 million in 2014 from $2.1 million in 2013 mainly due to a decrease in legal fees incurred during 2014 compared to 2013.

Share based payments. Share based payments decreased by $0.2 million in 2014 compared to 2013. During the year ended December 31, 2013, the Company revised its estimate on the number of shares that were to be awarded at the end of the award period at December 31, 2014, with reference to the long time incentive plan, based on the non-market and service vesting conditions of the award. As of December 31, 2013 we reversed $0.2 million corresponding to the expense that had accrued since February 22, 2012, the grant date of the award.

Reversal of impairment /(impairment loss). During the year ended December 31, 2014 we recognized an impairment reversal of $2.2 million with reference to the vessel m/v Tiara Globe. As of December 31, 2014 the Company decided that the vessel no longer met the criteria to be classified as held for sale and was subsequently measured at its recoverable amount at that date of $13.6 million resulting in an impairment reversal of $2.2 million. As of December 31, 2013, m/v Tiara Globe, classified as held for sale, was re-measured at fair value of $11.8 million, less estimated cost to sell of $0.4 million, less deferred drydocking costs of $0.8 million, which resulted in an impairment reversal of $1.7 million when compared to the fair value less costs to sell as of December 31, 2012.

Interest expense and finance costs. Interest expense decreased by $1.5 million, or 42%, to $2.1 million in 2014, compared to $3.6 million in 2013 mainly due to the termination of both our five year swap agreements during November 2013. Our weighted average interest rate for 2014 was 2.22% compared to 3.14% during 2013 including the effect from our interest rate swap agreements in effect at that time or 2.54% excluding the effect from our interest rate swap agreements. Total borrowings outstanding as of December 31, 2014 amounted to $84.6 million compared to $91.5 million as of December 31, 2013. All of our credit and loan facilities are denominated in U.S. dollars.

Gain/(loss) on derivative financial instruments. Both our interest rate swap agreements, which were fixed at unfavourable terms compared to the market, reached their maturity during November 2013.

Year ended December 31, 2013 compared to the year ended December 31, 2012

As of December 31, 2013 and 2012, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt. During the years ended December 31, 2013 and 2012 we had an average of 7.0 dry bulk vessels in our fleet.

During 2013, we had an operating profit of $8.5 million including a non-cash gain from impairment reversal of $1.7 million. During 2012, we had an operating loss of $80.3 million including a non-cash impairment loss for the year of 2012 of $80.2 million.

Revenue. Revenue decreased by $2.8 million, or 9%, to $29.4 million in 2013, compared to $32.2 million in 2012 due to the unfavorable average shipping rates achieved by our vessels during 2013 compared to 2012. Net revenues (Revenues minus Voyage expenses) decreased by $1.2 million, or 4%, to $26.5 million in 2013, from $27.7 million in 2012. The decrease is primarily attributable to a decrease in average TCE rates due to the unfavorable average shipping rates achieved by the vessels in our fleet during 2013 compared to 2012, which effectively reduced our net revenues by approximately $1.5 million, assuming all other variables were held constant. The decrease in our net revenue was partly offset by a 1% increase in available days which effectively increased our net revenues by approximately $0.3 million assuming all other variables were held constant. In 2013, we had total operating days of 2,486 and fleet utilization of 98.4%, compared to 2,471 operating days and a fleet utilization of 98.9% in 2012.

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

Depreciation. Depreciation decreased by $5.7 million, or 50%, to $5.6 million in 2013, compared to $11.3 million in 2012. The decrease in depreciation is attributed to the lower depreciable book value of the vessels resulting after the impairment charge of $80.2 million and the classification of m/v Tiara Globe as non-current asset held for sale, both of which occurred in December 2012.

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

Administrative expenses. Administrative expenses increased by $0.2 million, or 11% to $2.1 million in 2013 from $1.9 million in 2012 mainly due to the imposition of a Greek authorities tax that became effective in January 2013. Please read “Item 10. Additional Information — E. Taxation – Greek Tax Considerations.”

Share based payments. Share based payments decreased by $1.2 million in 2013 compared to 2012. During the year ended December 31, 2013, the Company revised its estimate of the number of shares that were to be awarded at the end of the award period of December 31, 2014, with reference to the long time incentive plan, based on the non-market and service vesting conditions of the award. As of December 31, 2013 we reversed $0.2 million corresponding to the expense that had accrued since February 22, 2012, the grant date of the award. In 2012, we recognized share based expenses of approximately $0.9 million directly attributable to (1) the value of Series A Preferred Shares issued in April 2012, (2) the amortized portion of the conditional share based award granted to our two executive officers in February 2012, (3) the value on the grant date of the common shares in Globus, which were issued to our two executive officers in February 2012 as a bonus payment for services rendered and (4) the amortized portion of the share based award granted to various employees and members of senior management in December 2009.

Reversal of impairment/(impairment loss). During the year ended December 31, 2013, we recognized an impairment reversal of $1.7 million with reference to the m/v Tiara Globe. As of December 31, 2013, m/v Tiara Globe, classified as held for sale, was re-measured at fair value of $11.8 million, less estimated cost to sell of $0.4 million, less deferred drydocking costs of $0.8 million, which resulted in an impairment reversal of $1.7 million when compared to the fair value less costs to sell as of December 31, 2012. During 2012, the Company performed an impairment analysis for all the vessels in its fleet by comparing projected discounted cash flows to the carrying values of the vessels. As a result of this analysis the Company recognised an impairment loss of $55.8 million to the book value of six out of the seven vessels in our fleet. In addition, on December 4, 2012, the Company decided that the m/v Tiara Globe met the criteria to be classified as non-current assets held for sale and was subsequently measured at the lower of its carrying amount and its fair value less cost to sell. In this respect the company recognised an impairment loss of $24.4 million.

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

Our ability to continue as a going concern

When assessing our ability to continue as a going concern, our management must make judgments and estimates about various aspects of our business, including the following:

➢	plans to raise new funds, restructure our debt and reorganize our capital structure;
➢	the timing and amount of cash flows from operating activities;

➢	the marketability of assets to be disposed of and the timing and amount of related cash proceeds to be used to repay our indebtedness;

➢	plans to reduce and delay our expenditures;

➢	our ability to comply with the various debt covenants; and

➢	the present and future regulatory, business, credit and competitive environment in which we operate.

These factors individually and collectively will have a significant effect on our financial condition and results of operations and on our ability to generate sufficient cash to repay our indebtedness as it becomes due. We plan to attempt to raise additional capital by selling securities through one or more private placement or public offerings, which may include a rights offering, or by borrowing additional funds. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. However, the doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors.

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

The estimated future cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based on the most recent 10 year historical average of one-year time charter replacing the extreme values observed in the years 2007 and 2008 with the values in 2003 and 2004 over the remaining estimated life of each vessel, assuming an annual growth rate as published by the International Monetary Fund, or IMF, net of commissions. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical rates, and adjusted annually assuming an average annual inflation rate as published by the IMF. Effective fleet utilization (fleet utilization net of days vessels are under ballast voyage) is assumed to be 90%, taking into account the period(s) each vessel is expected to undergo drydocking and estimated off-hire days during the year. We have assumed no change in the remaining estimated useful lives of the current fleet, and scrap values were based on $335 per lightweight ton at disposal.

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

During the year ended December 31, 2014, we recognized an impairment reversal of $2.2 million with reference to m/v Tiara Globe. As of December 31, 2014, the Company decided that such vessel no longer met the criteria to be classified as held for sale and was subsequently measured at its recoverable amount at that date of $13.6 million resulting in an impairment reversal of $2.2 million. As of December 31, 2014, no impairment loss was recognized as our vessels’ recoverable amounts, excluding m/v Tiara Globe, exceeded their carrying amounts.

During the year ended December 31, 2013, we recognized a gain from an impairment reversal of $1.7 million. As of December 31, 2013, m/v Tiara Globe, classified as held for sale, was re-measured at fair value of $11.8 million, less estimated cost to sell of $0.4 million, less deferred drydocking costs incurred of $0.8 million, which resulted in a gain of $1.7 million when compared to the fair value less cost to sell as of December 31, 2012. As of December 31, 2013, no impairment loss was recognized as our vessels’ recoverable amounts, excluding m/v Tiara Globe, exceeded their carrying amounts.

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

	1-year (period)	Impairment charge (in millions of U.S. Dollars)	3-year (period)	Impairment charge (in millions of U.S. Dollars)	5-year (period)	Impairment charge (in millions of U.S. Dollars)
Panamax	$12,035	18.1	$10,613	18.1	$14,212	17.8
Supramax	$11,385	12.8	$10,516	12.8	$13,301	12.8
Total		30.9		30.9		30.6

As of December 31, 2014, we owned and operated a fleet of seven vessels, with an aggregate carrying value of $141.7 million. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of the market values assume that the vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without any recommendations of any kind. Because vessel values are highly volatile, these estimates may not be indicative of either current or future prices that we could achieve if we were to sell any of the vessels. As of December 31, 2014, we believe that for all our vessels the basic charter-free market value less estimated costs to sell was lower than the vessel’s carrying value by approximately $30.9 million in the aggregate. As of December 31, 2013, we believe that for all our vessels, the basic charter-free market value less estimated costs to sell was lower than the vessel’s carrying value by approximately $8.7 million in aggregate.

A vessel-by-vessel carrying value summary as of December 31, 2014 and 2013 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2014 (in millions of U.S. Dollars)	Carrying Value as of December 31, 2013 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	18.9	19.9
m/v Sky Globe	56,855	2009	May 2010	32.8	21.7	22.0
m/v Star Globe	56,867	2010	May 2010	32.8	20.7	21.6
m/v Sun Globe	58,790	2007	September 2011	30.3	21.1	22.9
m/v Tiara Globe(1)	72,928	1998	December 2007	66.8	13.6	11.4
m/v Moon Globe	74,432	2005	June 2011	31.4	19.1	19.4
m/v m/v Energy Globe (ex Jin Star)	79,387	2010	June 2010	41.1	26.6	27.7
					141.7	144.9

(1) As of December 31, 2014, m/v Tiara Globe was measured at its recoverable amount while as of December 31, 2013, the vessel was measured at its fair value less costs to sell.

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

Vessels Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $335 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

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

Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. If the carrying amount exceeds fair value less costs to sell, we recognize a loss under impairment loss in the income statement component of the consolidated statement of comprehensive income. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset from being classified as held for sale if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized. If the Company has classified an asset as held for sale but the criteria discussed above are no longer met, the Company ceases to classify the asset as held for sale. The Company measures a non-current asset that ceases to be classified as held for sale at the lower of (1) its carrying amount before the asset was classified as held for sale, adjusted for any depreciation, amortization or revaluation that would have been recognised had the asset not been classified as held for sale and (2) its recoverable amount at the date of the subsequent decision to cease classifying the asset as held for sale.

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

Voyage expense: Consisting primarily of port expenses and owner’s expenses paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by us under voyage charter arrangements. Furthermore, voyage expenses include commission on revenue paid by us.

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

B.  Liquidity and Capital Resources

As of December 31, 2014, we had $6.1 million of “cash and bank balances and bank deposits” that consisted of $4.1 million cash and short-term bank deposits with original maturities of three months or less, $1.0 million bank deposit with original maturity of more than three months and $1.0 million on pledge. In addition we had an amount of $0.5 million available to be drawn under our Firment Credit Facility.

As of December 31, 2014, we had an aggregate debt outstanding of $84.6 million, which included $35.0 million from our Credit Facility, $17.6 million from the Kelty Loan Agreement, $24.5 million from the DVB Loan Agreement and $7.5 million from our Firment Credit Facility issued for the purpose of financing our general working capital needs.

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

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt and non-current assets and associated liabilities classified as held for sale, amounted to a working capital deficit of $38.2 million as of December 31, 2014 and to a working capital deficit of $0.6 million as of December 31, 2013. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. We plan to attempt to raise additional capital by selling securities through one or more private placement or public offerings, which may include a rights offering, or by borrowing additional funds. We are currently contemplating a rights offering, and Mr. George Feidakis, our Chairman of the Board and beneficial owner of a majority of our common shares, has expressed his current intention to participate proportionally to his shareholding stake, although neither the rights offering nor Mr. Feidakis’ participation is guaranteed or certain. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. However, the doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors.

Current liabilities as of December 31, 2014, include the total amount outstanding of $35.0 million with respect to our Credit Facility with Credit Suisse AG, payable in two semi-annual installments, of $4.5 million starting May 2015, as well as a balloon payment of $26.0 million due together with the 2nd and final installment due in November 2015. During February 2015, we entered in to a new loan agreement with HSH Nordbank AG, the HSH Loan Agreement, for up to $30.0 million for the purpose of part refinancing our existing Credit Facility with Credit Suisse AG. In March 2015, we prepaid $30.0 million to Credit Suisse AG, and the remaining amount outstanding of $5.0 million is payable in two semi-annual installments, of $650,000 starting May 2015, as well as a balloon payment of $3.7 million due together with the 2nd and final installment due in November 2015. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. Our working capital deficit, adjusted for the effect of the refinancing of our Credit Facility as of December 31, 2014, became $10.3 million.

In December 2013, we entered into a credit facility for up to $4.0 million with Firment Trading Limited, a company related to us through common control, for the purpose of financing its general working capital needs. During December 2014, the credit limit of the facility increased from $4.0 to $8.0 million. We have the right to drawdown any amount up to $8.0 million or prepay any amount, during the availability period, in multiples of $0.1 million. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. As of December 31, 2014 an amount of $0.5 million was available to be drawn under our Firment Credit Facility.

Because of the global economic downturn that has affected the international dry bulk industry and based on our cash flow projections for the year ending December 31, 2015, cash on hand and cash generated from operating activities will not be sufficient for us to be in compliance with the minimum liquidity requirements contained in certain of our loan and credit facilities or to cover scheduled debt payments due in 2015. The period of time that we will be able to continue to operate as a going concern will depend on our ability to restructure our loan and credit arrangements and/or to finance our operations through the sale of vessels, selling securities through one or more private placement or public offerings, which may include a rights offering, through incurring debt, or other financing alternatives. We are currently contemplating a rights offering, and Mr. George Feidakis, our Chairman of the Board and beneficial owner of a majority of our common shares, has expressed his current intention to participate proportionally to his shareholding stake, although neither the rights offering nor Mr. Feidakis’ participation is guaranteed or certain. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. We acknowledge that uncertainty remains over our ability to meet our liabilities as they fall due during the following twelve months.

Cash Flows

Cash and bank balances and bank deposits were $6.1 million as of December 31, 2014, $5.9 million as of December 31, 2013 and $11.7 million as of December 31, 2012, while $1.0 million was placed at a time deposit with original maturity of more than three months. $1.0 million, or 16% of our cash and bank balances and bank deposits, was pledged as collateral at the end of 2014, $1.0 million, or 17%, was pledged as collateral at the end of 2013 and $2.0 million, or 17%, was pledged as collateral at the end of 2012. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From Operating Activities

Net cash generated from operating activities decreased by $2.9 million, or 23%, to $9.5 million in 2014, compared to $12.4 million in 2013. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net cash generated from operating activities decreased by $2.0 million, or 14%, to $12.4 million in 2013, compared to $14.4 million in 2012. The decrease is primarily attributable to a decrease in general shipping rates and average TCE rates achieved by the vessels in our fleet and increased working capital needs in 2013 compared to 2012.

Net Cash (Used In)/ Generated From Investing Activities

We had no significant investing activities during 2014.

Net cash used in investing activities was $1.0 million during the year ended December 31, 2013, which was attributable to $1.0 million time deposit with original maturity of more than three months.

Net cash used in investing activities was $0.3 million during the year ended December 31, 2012, which was directly attributable to $0.3 million used on vessel improvements.

Net Cash (Used In)/Generated From Financing Activities

Net cash used in financing activities during the year ended December 31, 2014 amounted to $9.3 million and consisted of $12.4 million of indebtedness that we repaid under our existing credit and loan facilities, $0.4 million paid on our Series A Preferred Shares, $2.0 million of interest paid, reduced by $5.5 million proceeds drawn from the Firment Credit Facility entered into for financing general working capital needs.

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

As of December 31, 2014, 2013 and 2012, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement and our Firment Credit Facility of an aggregate of $84.6 million, $91.5 million and $105.9 million, respectively.

Credit Facility

General

In November 2007, Globus Maritime Limited entered into a $120.0 million secured reducing revolving Credit Facility with Credit Suisse AG, which we have supplemented from time to time. Our Credit Facility is available to us in connection with vessel acquisitions by our vessel-owning subsidiaries as well as for working capital purposes. Our Credit Facility had an original term of eight years and has a remaining term as of December 31, 2014, of approximately 0.9 years.

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

We can voluntarily prepay principal installments to the bank without penalty at any time between Reduction Dates. Such voluntarily prepaid principal amounts become undrawn amounts under the Credit Facility and we can re-borrow such amounts, or parts thereof, subject to the reducing facility limit. Our Credit Facility has commitment fees of 0.25% per annum on any undrawn amounts under the facility, other than undrawn amounts relating to approximately $14.9 million, in which the commitment fee is 0.5%. Interest on outstanding balances was historically payable at 0.95% per annum over LIBOR, except when the aggregate security value of the mortgaged vessels is more than 200% of the outstanding balances, in which case the interest was 0.75% per annum over LIBOR. The interest rate, however, has changed as of March 31, 2014. Please see “–Revisions to Credit Facility” below.

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

Security

Our obligations under our Credit Facility as of December 31, 2014 were secured by a first preferred mortgage on four vessels (the m/v Tiara Globe, m/v River Globe, m/v Sky Globe and m/v Star Globe). Currently, our Credit Facility is secured by the m/v Tiara Globe. See “–HSH Loan Agreement.” Our Credit Facility is also secured by a first priority assignment of any time charter or other contract of employment of any vessel that acts as security, a first priority account pledge over the operating account of the vessel-owning company and an assignment of the vessel’s insurances and earnings. We may grant additional security from time to time in the future. Each of the vessel-owning subsidiaries that owns a vessel pledged as security under our Credit Facility has guaranteed our obligations under the facility. In February 2015, we paid down certain aspects of our Credit Facility, and certain of the security was released. See “–HSH Loan Agreement” for more information.

Covenants

Our Credit Facility contains financial and other covenants. During December 2012 and December 2014, we agreed with Credit Suisse to amend our Credit Facility and waive certain covenants, which agreements were memorialized by supplemental agreements in March 2013 and February 2015, respectively, covering the periods from December 28, 2012 to March 31, 2014 (“first waiver period”) and from December 31, 2014 to November 30, 2015 (“second waiver period”) respectively. The covenants as in effect and as amended provided that:

➢	The aggregate charter free-market value of the mortgaged vessels during the first waiver period should have equaled or exceed 110% (instead of 133%) of the outstanding balance under the facility, minus the aggregate amount, if any, standing to the credit of our operating accounts or any bank accounts opened with the lender, which are subject to an encumbrance in favor of the lender and designated as a “security account” by the lender for purposes of the Credit Facility. As of December 31, 2014 and 2013, the ratio was 181% and 172% respectively;

➢	During the first waiver period Credit Suisse fully waived the requirement that the ratio of our consolidated market adjusted net worth to our total assets should exceed 35% at all times. During the second waiver period Credit Suisse reduced its requirement to 15%. As of December 31, 2014 and 2013, the ratio was 29% and 37%, respectively, corresponding to a $11.3 million shortfall and a $5.3 million excess amount of the required amount based on the fair market value of the fleet respectively when compared to the original minimum requirement of 35%;

➢	During the first waiver period Globus should have had consolidated cash and cash equivalents, not less than the greater of (1) $5.0 million (instead of $10.0 million) and (2) the sum determined by the bank to be the aggregate of the total principal amount of all borrowed money and interest accruing thereon, payable by the Company and which falls due in the six-month period commencing on any relevant day. This minimum liquidity requirement however, was changed permanently as of March 31, 2014. Please see “–Revisions to Credit Facility” below;

➢	Globus was not permitted to pay dividends on its common shares during the first waiver period; Restriction on dividend payments was changed permanently as of March 31, 2014. Please see “–Revisions to Credit Facility” below;

➢	During the first waiver period, our Credit Facility bore interest at LIBOR plus a margin of 2.10% while during the second waiver period the facility to bear interest at LIBOR plus a margin of 2.00% on the amounts outstanding as of March 25, 2015 (“test date”). For any amounts prepaid before the test date, the facility to bear interest at LIBOR plus a margin of 1.20%; and

➢	Mr. George Feidakis maintains at least 35% of our total issued voting share capital.

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

Our Credit Facility also contains general covenants that require us to comply with the ISPS Code, carry all required licenses and provide financial statements to the bank. In addition, our Credit Facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. We were permitted, prior to the supplemental agreements and revisions described above, to pay dividends in respect of any of our financial quarters (other than during the waiver period described above) so long as we are not in default of our Credit Facility at the time of the declaration or payment of the dividends nor would a default occur as a result of the declaration or payment of such dividends.

As of December 31, 2014, we had a $35.0 million outstanding balance under our Credit Facility which was equal to our Credit Facility.

During February 2015, we entered in to a new loan agreement with HSH Nordbank AG, which we refer to as the HSH Loan Agreement, for up to $30.0 million for the purpose of a partial refinancing of our Credit Facility. In March 2015, we prepaid $30.0 million to Credit Suisse reducing the outstanding balance under the Credit Facility to $5.0 million payable in two semi-annual installments amounting to $650,000 starting May 2015 as well as a balloon payment of $3.7 million together with the 2nd installment due in November 2015. With effect of the prepayment, Credit Suisse released its securities over m/v River Globe, m/v Star Globe and m/v Sky Globe as well as the securities over their respective vessel-owning subsidiaries.

As of December 31, 2014 and 2013, we were in compliance with the covenants of our Credit Facility, as amended and in effect. As of the date of this annual report on Form 20-F, we were in breach, with the requirement to maintain cash and cash equivalents (as defined in the Credit Facility agreement) of not less than $5.0 million.

DVB Loan Agreement

In June 2011, through our wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, we entered into the DVB Loan Agreement for an amount up to $40.0 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. We act as guarantor for this loan.

In June 2011, $19.0 million was drawn (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. Tranche A is payable in 30 quarterly installments of $440,000 and a balloon payment of $5.3 million payable together with the 30th and last installment payable in December 2018. As of December 31, 2014, the outstanding principal balance of Tranche A was $12.3 million. A quarterly installment of $440,000 was paid during March 2015, and the next quarterly installment is due in June 2014.

In September 2011, $18.0 million was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. Tranche B is payable in 30 quarterly installments of $416,250 and a balloon payment of $5.0 million payable together with the 30th and last installment payable in March 2019. As of December 31, 2014, the outstanding principal balance of Tranche B was $12.1 million. A quarterly installment of $416,250 was paid during March 2015 and the next quarterly installment is due in June 2015.

The DVB Loan Agreement contains the following provisions:

Interest

Interest on outstanding loan balances are payable at LIBOR plus 2.5% per annum and any outstanding amount under the DVB Loan Agreement may be prepaid in a multiple of $500,000 with five days business prior written notice. A variable prepayment fee applied in case of refinancing of the DVB loan agreement by another lender within the first three years of a new loan, but was not applicable in case of the sale of a vessel or repayment of such facility by equity.

Security

The obligations under the DVB Loan Agreement is secured by a first priority mortgage on the m/v Sun Globe and the m/v Moon Globe, as well as assignment of the time charters and assignments of earnings, insurances and requisition compensation.

Covenants

The DVB Loan Agreement contains financial and other covenants. During December 2012 and December 2014, we agreed with DVB Bank to amend our loan agreement and waive certain covenants, which agreements were memorialized by supplemental agreements in April 2013 and February 2015, respectively, covering the periods from December 31, 2012 to March 31, 2014 (“first waiver period”) and from December 31, 2014 to March 30, 2016 (“second waiver period”) respectively. The covenants as in effect and as amended provided that:

➢	During the first waiver period the aggregate charter free-market value of the mortgaged vessels should have equaled or exceed 107% (instead of 120% during the first two years and 130% thereafter) of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank up to $1.0 million. During the second waiver period the required percentage was set at 110%. As of December 31, 2014 and 2013, the aggregate fair market value of the Mortgaged vessels was approximately 137% and 160% respectively of the outstanding balance under the DVB Loan Agreement less any cash pledged to DVB Bank;

➢	a quarterly cash sweep mechanism was put into effect in April 2013 and implemented on all vessels mortgaged under the DVB Loan Agreement on an individual vessel basis until the security value exceeds 130% of the loan outstanding. Under this mechanism, all earnings of these vessels after operating expenses, drydocking provision, general and administrative expenses and debt service, if any, are to be used as applied towards the balloon payment of the relevant tranche;

➢	During both the first and the second waiver periods Globus must maintain a minimum market adjusted net worth of more than $20.0 million (instead of $50.0 million) and a minimum liquidity of $5.0 million (instead of the lesser of $10.0 million and $1.0 million per vessel owned by us). As of December 31, 2014 and 2013, the market adjusted net worth of Globus was $36.2 and $56.5 million, respectively;

➢	During both the first and the second waiver periods the ratio of our market adjusted net worth to our total assets must be greater than 15% (instead of 35%). As of December 31, 2014 and 2013, the ratio was 29% and 37% corresponding to $11.3 million shortfall and $5.3 million in excess of the required fair market value of the fleet respectively when compared to the original minimum requirement of 35%;

➢	Globus was not permitted to pay dividends on its common shares during the first waiver period but is permitted to pay dividends during the second waiver period , and is prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $500,000 per fiscal year;

➢	the vessel-owning subsidiaries that own a vessel pledged as security under the DVB Loan Agreement will each maintain a minimum liquidity of $500,000;

➢	Mr. George Feidakis and Mr. Karageorgiou maintain at least 35% of our total voting share capital; and

➢	we maintain our listing on a major stock exchange in the United States, Europe or Asia.

The amendments with respect to the first waiver were subject to $1.0 million prepayment, which was paid in April 2013. The prepayment was applied against the balloon payment

The amendments with respect to the second waiver period are subject to a $3.4 million prepayment to be paid no later than June 30, 2015. The prepayment is to be applied against the four consecutive quarterly installments following the prepayment.

As of December 31, 2014 and 2013, we were in compliance with the loan covenants of the DVB Loan Agreement, as amended and in effect. As of the date of this annual report on Form 20-F we were in breach, with the minimum liquidity requirement of $5.0 million.

Kelty Loan Agreement

In June 2010, through our wholly owned subsidiary, Kelty Marine Ltd., we entered into the $26.7 million Kelty Loan Agreement with Deutsche Schiffsbank Aktiengesellschaft (now Commerzbank) and used funds borrowed thereunder to finance part of the purchase price for the m/v Energy Globe (formerly called m/v Jin Star). We act as guarantor for this loan.

The Kelty Loan Agreement has a term of seven years and is payable in 28 equal quarterly installments of $500,000 starting in September 2010, as well as a balloon payment of $12.65 million payable together with the 28th and final installment payable in June 2017. Interest on outstanding balances under the Kelty Loan Agreement is payable at LIBOR plus a variable margin. The applicable margin is determined on the basis of the “loan to value ratio,” which is a fraction where the numerator is the principal amount outstanding under the Kelty Loan Agreement and the denominator is the charter free market value of the m/v Energy Globe (formerly called m/v Jin Star) and any amount of free liquidity maintained with Commerzbank. Set forth below is the margin that will apply to the loan, depending on the applicable loan to value ratio in any given application period:

Loan to Value Ratio	Margin
Less than 45%	2.25%
Equal or greater than 45% and less than or equal to 60%	2.40%
Greater than 60% and less than or equal to 70%	2.50%
Greater than 70%	2.75%

Kelty Marine can prepay the loan in a minimum amount of $1 million and multiples thereof, up to $2 million per year without any penalty. The Kelty Loan Agreement had a commitment fee of 0.5% per annum on the amount of the undrawn balance of the agreement through September 30, 2010, and had a 0.75% flat management fee on the loan amount. On April 29, 2013, the Company prepaid $3.0 million together with the scheduled installment due on June 28, 2013 against its six following scheduled installment payments. As of December 31, 2014, the outstanding principal balance was $17.6 million and the next quarterly installment was paid in March 2015 and the next quarterly installment is due in June 2015.

Security

The loan is secured by a first preferred mortgage on the m/v Energy Globe (formerly called m/v Jin Star), assignment of insurances, earnings and requisition compensation on the vessel and assignment of the bareboat charter.

Covenants

The Kelty Loan Agreement contains financial and other covenants requiring Kelty Marine to, among other things, ensure that:

➢	Kelty Marine does not undergo a change of control;

➢	Kelty Marine and/or the Company maintain at least $1 million in minimum liquidity with Commerzbank;

➢	the ratio of our shareholders’ equity to total assets is not less than 25%;

➢	we must have a minimum equity of $50 million;

➢	the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with Commerzbank, is or exceeds 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement; and

➢	Mr. George Feidakis and Mr. Karageorgiou, our founders, maintain in the aggregate at least 37% of the shareholding in us.

The Kelty Loan Agreement permits us to declare and pay dividends without prior written permission of the lender so long as there is no event of default under such agreement.

As of December 31, 2014, we were not in compliance with the security value requirement that requires the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% (the actual ratio achieved was 115%) of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. In such circumstances, upon request from our lender, we have to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which as of December 31, 2014 is estimated to be $2.1 million.

Firment Credit Facility

In December 2013, Globus Maritime Limited entered into a credit facility for up to $4.0 million with Firment Trading Limited, a company related through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and remains available until its final maturity date at December 16, 2015, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. During December 2014 the credit limit of the facility increased from $4.0 to $8.0 million and its final maturity date was extended to April 29, 2016. We have the right to drawdown any amount up to $8.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. As of December 31, 2014 and 2013, the amounts drawn and outstanding with respect to the facility were $7.5 and $2.0 million, respectively. As of December 31, 2014, there was an amount of $0.5 million available to be drawn under the Firment Credit Facility.

As of December 31, 2014 and as of the date of this annual report on Form 20-F we were in compliance with the loan covenants of the Firment Credit Facility.

HSH Loan Agreement

In February 2015, through our wholly owned subsidiaries, Devocean Maritime Ltd. Domina Maritime Ltd. And Dulac Maritime S.A. we entered into the HSH Loan Agreement for an amount up to $30.0 million with HSH Nordbank AG and used funds borrowed thereunder with the purpose to part refinance our existing Credit Facility with Credit Suisse. On March 3, 2015, $29.4 million was drawn as follows:

$8.6 million was drawn (Tranche A) for the purpose of prepaying the amount outstanding to our Credit Facility with respect to m/v River Globe. Tranche A is payable in 19 quarterly installments of $239,115 starting in June 2015 and a balloon payment of $4.0 million payable together with the 19th and last installment payable in March 2020.

$10.1 million was drawn (Tranche B) for the purpose of prepaying the amount outstanding to our Credit Facility with respect to m/v Sky Globe. Tranche B is payable in 19 quarterly installments of $230,000 starting in June 2015 and a balloon payment of $5.7 million payable together with the 19th and last installment payable in March 2020.

$10.7 million was drawn (Tranche C) for the purpose of prepaying the amount outstanding to our Credit Facility with respect to m/v Star Globe. Tranche C is payable in 19 quarterly installments of $224,480 starting in June 2015 and a balloon payment of $6.5 million payable together with the 19th and last installment payable in March 2020.

There is no amount remaining available to be drawn under the HSH Loan Agreement.

Interest on outstanding loan balances are payable at LIBOR plus 3.0% per annum for interest periods of three months and at LIBOR plus 3.1% for interest periods of one month, where interest periods are at the option of the borrower.

Security

Our obligations under our HSH Loan Agreement are secured by a first preferred mortgage on three vessels (m/v River Globe, m/v Sky Globe and m/v Star Globe). Our loan agreement is also secured by a first priority assignment of any time charter or other contract of employment of any vessel that acts as security, a first priority account pledge over the operating account of the vessel-owning company and an assignment of the vessel’s insurances and earnings. Each of the vessel-owning subsidiaries that owns a vessel pledged as security under our loan agreement has agreed to the obligations under the facility. Globus Maritime Limited acts as guarantor for this loan.

The loan agreement contains various covenants requiring the vessels owning companies and Globus to, amongst others things, ensure that:

➢	the aggregate fair market value of the mortgaged vessels must equal or exceed 125% of the outstanding balance under the loan agreement.

➢	the ratio of Globus’s total liabilities to its market adjusted total assets shall always be not higher than 75%.

➢	Globus to maintain a minimum market adjusted net worth of more than or equal to $30.0 million.

➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $250,000 in an account pledged to the bank.

➢	Globus shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness.

As of the date of issuance of this annual report on Form 20-F we were in breach, with the minimum liquidity requirement of the HSH Loan Agreement.

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

In November 2008, in an effort to mitigate the exposure to interest rate movements, we entered into two interest rate swap agreements for a notional amount of $25.0 million in total. Both interest rate swap agreements reached maturity in November 2013.

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

As of December 31, 2014, 2013 and 2012, we did not use and have not used any financial instruments designated in our financial statements as those with hedging purposes.

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

D.  Trend Information

Please read “Item 4.B.  Information on the Company—Business Overview.”

E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2014:

	On Demand		Within One Year		One to Three Years	Three to Five Years	More than Five years	Total
			(in thousands of U.S. Dollars)
Long term debt	2,092	(1)	42,138	(2)	26,195	14,155	-	84,580
Interest on long term debt	-		2,105		1,651	396	-	4,152
Operating lease obligations(3)	-		140		-	-	-	140

(1)	As of December 31, 2014, we were not in compliance with the security value requirement that requires the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. In such circumstances, upon request from our lender, we have to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which as of December 31, 2014 is estimated to be $2.1 million
(2)	$35.0 million relates to our Credit Facility outstanding as of December 31, 2014 and which matures in November 2015. In February 2015, we entered into a new loan agreement with HSH Nordbank AG to borrow up to $30.0 million for the purpose of refinancing our Credit Facility.In March 2015, we prepaid $30.0 to our Credit Facility. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

(3) We rent our office space from Cyberonica S.A. for an amount of €14,578 per month, which we expect will increase at a rate of 2.5% per year. We assume an average Euro:U.S. dollar exchange rate of 1.0:1.2.

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and our directors. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2015, the term of our Class II directors expires at our annual general meeting of shareholders in 2016 and the term of our Class III directors expires at our annual general meeting of shareholders in 2017. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Chairman of the Board of Directors	64
Georgios Karageorgiou	Director, President, Chief Executive Officer and Chief Financial Officer	50
Amir Eilon	Director	66
Jeffrey O. Parry	Director	55
Athanasios Feidakis	Director	28
Olga Lambrianidou	Secretary	59

Georgios (“George”) Feidakis, a Class III director, is our co-founder and principal shareholder and has served as our non-executive chairman of the board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. George Feidakis has been involved with since 1994 and that has been listed on the Athens Stock Exchange since 1968, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well-known brands in Greece, the Balkans, Turkey and Italy. FG Europe is in the air-conditioning and white/brown electric goods market in Greece and is active in power generation and mobile telephony. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries.

Georgios (“George”) Karageorgiou, is a Class I director, is our co-founder, and our CEO since our inception. He was appointed our President in 2011 and in January 2013, immediately after the resignation of Mr. Elias Deftereos, our Chief Financial Officer. Mr. Karageorgiou started his career as a projects engineer for Kassos Maritime Enterprises from 1990 to 1992. From 1992 to March 2004, Mr. Karageorgiou worked in various executive positions as well as a director for Stelmar Shipping Limited, a shipping company listed on the New York Stock Exchange between 2001 and 2004. Between 1995 and 2005 Mr. Karageorgiou was also a director of easyGroup Ltd, easyJet Holdings Ltd, easyInternetCafe Ltd, easyCruise Ltd, Stelinvest Corp. and a number of other easyGroup companies. Mr. Karageorgiou holds a B.E. in Mechanical Engineering and an M.E. in Ocean Engineering from Stevens Institute of Technology and an M.Sc. in Shipping Trade and Finance from City University Business School.

Amir Eilon, a Class III director, has served as our director since June 2007. Mr. Eilon has been a director of Eilon & Associates Limited since February 1999, which provides general corporate advice. Mr. Eilon was previously a non-executive chairman of Spring plc, listed on the London Stock Exchange, from mid-2004 to August 2009 and a director of Flamingo Holdings, a venture capital backed private company, from March 2007 to April 2009. Mr. Eilon was the managing director of Credit Suisse First Boston Private Equity from 1998 to 1999, the managing director of BZW from 1990 to 1998, where he was head of global capital markets, and the managing director of Morgan Stanley, London from 1985 to 1990, where he was responsible for international equity capital markets. Mr. Eilon is a Non-Executive Chairman of Intern Avenue, a company that matches companies offering paid intern opportunities to young talent looking for employment, and is a Non-Executive Director of Articheck, a company developing conservatory art software. As of August 2014, Mr. Eilon is also the Non-Executive director of Alcentra Limited, a debt-instrument asset management company and a wholly owned subsidiary of BNYMellon.

Jeffrey O. Parry, a Class II director, has served as our director since July 2010. Mr. Parry is currently the president of Mystic Marine Advisors LLC, a Connecticut-based advisory firm specializing in turnaround and emerging shipping companies, and has been affiliated with such company since August 1998. Mr. Parry is chairman of the board of directors of TBS Shipping Limited since April 2012 and acted as its interim chief executive officer from October 2012 to December 2012, Mr. Parry has also served as executive chairman of Valhalla Shipping Inc. since April 2014. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited. Mr. Parry has also served as the managing director of A.G. Pappadakis & Co. Ltd, an Athens-based shipowner from March 2007 to July 2008, and managing director of Poten Capital Services LLC, a U.S. broker/dealer firm specializing in shipping from February 2003 to March 2007. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University.

Athanasios (“Thanos”) Feidakis was appointed to our board of directors in July 2013 as a Class II director to fill a vacancy in our board of directors. He will serve until the next election of Class II directors, which will take place at the annual general meeting of shareholders in 2015. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as a S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to the present, Mr. Athanasios Feidakis has been a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey and Italy. F.G. Europe is also active in the air-conditioning and white/brown electric goods market and in power generation and mobile telephony in Greece. From December 2008 to the present, Mr. Athanasios Feidakis has been the President of Cyberonica S.A., a family owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London) and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

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

Athanasios Feidakis is the son of our Chairman, George Feidakis. Other than the aforementioned, there are no other family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.  Compensation

The aggregate compensation, other than share based compensation paid to members of our senior management in 2014, 2013 and 2012, was approximately $0.1 million, $0.2 million and $0.2 million, respectively. In addition, our senior management received no shares in 2014 and 2013 and received an aggregate of 72,410 common shares and 3,347 Series A Preferred Shares in 2012. Our Chief Executive Officer Mr. George Karageorgiou is currently the holder of all 2,567 of our outstanding Series A Preferred Shares. Information about dividends paid to our shareholders, including to holders of Series A Preferred Shares, is contained in “Item 8.  Financial Information — A. Consolidated Statements and Other Financial Information — Our Dividends Policy and Restrictions on Dividends.”

The aggregate compensation other than share based compensation paid to our non-executive directors in 2014, 2013 and 2012 was approximately $185,000, $165,000 and $145,000, respectively, plus reimbursements for actual expenses incurred while acting in their capacity as a director. In addition, in 2014, 2013 and 2012, non-executive directors received an aggregate of 18,306 common shares, 19,841 common shares and 15,780 common shares, respectively.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We have accrued as of December 31, 2014 a non-current liability of $69,000 for such payments.

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

The Remuneration Committee is comprised of Athanasios Feidakis (who succeeded George Feidakis in February 2014), Amir Eilon and Jeffrey O. Parry. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officers, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee is responsible for declaring dividends on our Series A Preferred Shares, if any. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies. While Athanasios Feidakis is not an independent director, we believe that, as a family member of a significant shareholder, who has a substantial vested interest in our success, his particular input will significantly aid and assist us.

The Nomination Committee is comprised of George Feidakis, Amir Eilon and Jeffrey O. Parry. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board positions as necessary.

D.  Employees

As of December 31, 2014, we had approximately fourteen full-time employees and three consultants, all of whom were hired through our Manager. All of these employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

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

2014, 2013 Grants

No awards were granted during the year ended December 31, 2014 and 2013.

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

A conditional equity settled award of 137,029 common shares and 50,896 common shares of Globus was granted to our chief executive officer and chief financial officer respectively, subject to the award holders continuing their employment until December 31, 2014. 100% of shares granted would have vested at December 31, 2014 if the average TSR from January 1, 2012 to December 31, 2014 was equal to or greater than 10%, and the number of shares vesting would have been prorated if TSR was calculated to be less than 10%. In addition, 100% of the shares granted will have vested if our average net income from January 1, 2012 through December 31, 2014 was 10 times the value of the shares granted (valued at a price of $3.31 per share) and prorated for average net income achieved below the target amount. The award lapsed on December 31, 2014 without any shares being vested.

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

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of April 28, 2015 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this annual report on Form 20-F and all directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The numbers of shares and percentages of beneficial ownership are based on approximately 10,255,597 common shares outstanding on April 28, 2015. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of April 28, 2015	Percentage of common shares beneficially owned as of April 28, 2015
5% Beneficial Owners
Broadbill Investment Partners, LLC (2)	581,631	5.7%
Officers and Directors
George Feidakis (1)	5,204,475	50.7%
George Karageorgiou	354,184	3.5%
Amir Eilon	40,813	*
Jeffrey O. Parry	29,884	*
Athanasios Feidakis	390,411	3.8%
All executive officers and directors as a group (five persons)	6,019,767	58.7%

*Less than 1.0% of the outstanding shares.

(1) Mr. George Feidakis beneficially owns 4,724,475 of his common shares through Firment Trading Limited, a Cypriot company, for which he exercises sole voting and investment power through two companies that hold Firment Trading’s shares in trust for Mr. George Feidakis. Mr. George Feidakis beneficially owns 480,000 common shares through F.G. Europre S.A., a Greek company of which Mr. George Feidakis is the majority shareholder. Mr. George Feidakis and Firment Trading Limited disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares.

(2)Based on information obtained in a schedule 13G/A, filed with the SEC on February 9, 2015, by Broadbill Investment Partners, LLC (“Broadbill Investment LLC”) and Broadbill Partners GP, LLC (“Broadbill Partners”, and together with Broadbill Investment LLC, the “Reporting Persons”) with respect to common shares of Globus Maritime Limited owned by Broadbill Partners, L.P., a Delaware limited partnership (“Broadbill LP”) and Broadbill Partners II, L.P., a limited partnership (“Broadbill II LP”). The address of the principal business office of each of the Reporting Persons is Broadbill Investment Partners, LLC, 20 W. 22nd Street, Suite 816, New York, New York 10010.

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

B.  Related Party Transactions

Lease

During the 2014, 2013 and 2012 fiscal years, we paid $234,000, $232,000 and $226,000, respectively, to Cyberonica S.A., a company owned by Mr. George Feidakis, for the rental of 350 square meters of office space for our operations.

Employment of Relative of Mr. George Feidakis

In October 2011, we entered into an employment agreement with Mr. Athanasios Feidakis the son of our chairman of the board of directors and largest beneficial shareholder, Mr. George Feidakis, to act in a non-managerial position. As of July 1, 2013, Mr. Athanasios Feidakis became a non-executive director of the Company.

Firment Credit Facility

In December 2013, Globus Maritime Limited entered into a credit facility for up to $4.0 million with Firment Trading Limited, a company related through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and remains available until its final maturity date at December 16, 2015, when Globus must repay all drawn and outstanding amounts at that time. During December 2014, the credit limit of the facility increased from $4.0 to $8.0 million and its final maturity date extended to April 29, 2016. The Company has the right to drawdown any amount up to $8.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. As of December 31, 2014 and 2013, the amounts drawn and outstanding with respect to the facility were $7.5 and $2.0 million, respectively. As of December 31, 2014, there was an amount of $0.5 million available to be drawn under the Firment Credit Facility.

Business Opportunities Agreement

In November 2010, Mr. George Feidakis entered into a business opportunities arrangement with us. Under this agreement, Mr. George Feidakis is required to disclose to us any business opportunities relating to dry bulk shipping that may arise during his service to us as a member of our board of directors that could reasonably be expected to be a business opportunity that we may pursue. Mr. George Feidakis agreed to disclose all such opportunities, and the material facts attendant thereto, to our board of directors for our consideration and if our board of directors fails to adopt a resolution regarding an opportunity within seven business days of disclosure, we will be deemed to have declined to pursue the opportunity, in which event Mr. George Feidakis will be free to pursue it. Mr. George Feidakis is also prohibited for six months after the termination of the agreement to solicit any of our or our subsidiaries’ senior employees or officers. Mr. George Feidakis’ obligations under the business opportunities agreement will also terminate when he no longer beneficially owns our shares representing at least 30% of the combined voting power of all our outstanding shares or any other equity, or no longer serves as our director. Mr. George Feidakis remains free to conduct his other businesses that are not related to dry bulk shipping.

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

We are a holding company, with no material assets other than the shares of our subsidiaries. Therefore, our ability to pay dividends depends on the earnings and cash flow of those subsidiaries and their ability to pay dividends to us. Additionally, the declaration and payment of any dividend is subject at all times to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings and future issuances of securities, many of which are beyond our control.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received from the sale of shares above the par value of the shares) or while a corporation is insolvent or would be rendered insolvent by the payment of such dividend.

We historically paid dividends to our common shareholders in amounts ranging from $0.03 per share to $0.50 per share. Historical dividend payments should not provide any promise or indication of future dividend payments.

No dividends were declared or paid on our common shares during the years ended December 31, 2014 and 2013.

Dividends declared and paid on our Series A Preferred shares during the year ended December 31, 2014 are as follows:

2014	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	86.54	223	May 9, 2014	May 13, 2014
2nd Preferred dividend	27.34	70	December 30, 2014	January 2, 2015
		293

Dividends declared and paid on our Series A Preferred shares during the year ended December 31, 2013 are as follows:

2013	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	63.46	163	May 30, 2013	July 12, 2013
2nd Preferred dividend	65.20	167	December 27, 2013	January 15, 2014
		330

Dividends declared and paid on our common shares during the year ended December 31, 2012 are as follows:

2012	$ per share	$000’s	Date declared	Date Paid
Quarterly dividend for 2011	0.16	1,622	February 28, 2012	March 22, 2012
Quarterly dividend for 2012	0.085	862	May 8, 2012	May 31, 2012
		2,484

Dividends declared and paid on our Series A Preferred shares during the year ended December 31, 2012 are as follows:

2012	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	80.00	268	May 8, 2012	May 8, 2012
2nd Preferred dividend	37.50	125	September 5, 2012	September 5, 2012
3rd Preferred dividend	39.75	133	December 4, 2012	December 4, 2012
		526

Our loan agreements impose certain restrictions to us with respect to dividend payments to our common shareholders and on the holders of Series A Preferred shares. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

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

Period Ended	High	Low

Monthly
From April 1, to April 20, 2015	$1.68	$1.27
March 2015	$1.62	$1.20
February 2015	$1.87	$1.53
January 2015	$2.54	$2.03
December 2014	$3.13	$2.22
November 2014	$3.35	$3.12
October 2014	$3.40	$3.00

Quarterly
First Quarter 2015	$2.54	$1.20
Fourth Quarter 2014	$3.40	$2.22
Third Quarter 2014	$3.62	$2.78
Second Quarter 2014	$4.29	$3.37
First Quarter 2014	$4.44	$2.98
Fourth Quarter 2013	$4.21	$2.57
Third Quarter 2013	$3.35	$1.88
Second Quarter 2013	$2.98	$1.87
First Quarter 2013	$2.51	$1.70
Fourth Quarter 2012	$2.54	$1.48
Third Quarter 2012	$3.19	$2.15
Second Quarter 2012	$5.29	$2.81

Yearly
2014	$4.44	$2.22
2013	$4.21	$1.70
2012	$5.77	$1.48
2011	$10.92	$2.50
2010	$13.59	$6.05

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

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments to holders of our shares will depend on a series of factors and risks described under “Item 3.D.  Risk Factors,” and includes risks relating to earnings, financial condition, cash requirements and availability, restrictions in our current and future loan arrangements, the provisions of the Marshall Islands law affecting the payment of dividends and other factors. The BCA generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our retained earnings, or while we are insolvent or if we would be rendered insolvent upon paying the dividend.

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

Removal of Directors; Vacancies

Our articles of incorporation provide that directors may be removed with or without cause upon the affirmative vote of holders of a majority of the total voting power of our outstanding capital stock. Our bylaws require parties to provide advance written notice of nominations for the election of directors other than the board of directors and shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote.

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

Dissenters’ Right of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain amendments to our articles of incorporation and certain mergers or consolidations or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange to fix the value of the shares.

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

Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Bylaws

Mr. George Feidakis, the chairman of our board of directors, owns beneficially a majority of our total outstanding common shares, and can effectively block any change in control. Nonetheless, we note that certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a takeover attempt or hostile change of control that a shareholder may consider in its best interest, including those attempts that may result in a premium over the market price for our common shares held by shareholders.

Multiple Classes of Shares

Our Class B shares will have 20 votes per share, while our common shares, which is the only class of shares listed on an established U.S. securities exchange, will have one vote per share. Our board of directors also has authority under our articles of incorporation to issue blank check preferred shares. Because of this share structure, any issuance of Class B shares or preferred shares may cause such holders to be able to significantly influence matters submitted to our shareholders for approval even if such holders and their affiliates come to own significantly less than 50% of the aggregate number of outstanding common shares, Class B shares, and preferred shares. This control over shareholder voting could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial and which would require shareholder approval.

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

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between corporations incorporated under or redomiciled pursuant to the laws of the Marshall Islands and “interested shareholders,” our articles of incorporation prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

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

E.  Taxation

Marshall Islands Tax Considerations

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or engage in business in the Marshall Islands.

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

Greek Tax Considerations

In January 2013, a tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities.

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

Further, the following summary does not deal with all United States federal income tax consequences applicable to any given holder of our common shares, nor does it address the United States federal income tax considerations applicable to categories of investors subject to special taxing rules, such as expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers or traders in securities or currencies, partnerships, S corporations, estates and trusts, investors that hold their common shares as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the United States dollar or investors that own, directly or indirectly 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences, or any state tax consequences, and is limited to shareholders that will hold their common shares as “capital assets” within the meaning of Section 1221 of the Code. Each shareholder is encouraged to consult, and discuss with his or her own tax advisor the United States federal, state, local and non-United States tax consequences particular to him or her of the acquisition, ownership or disposition of common shares. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

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

The 50 % Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). For the taxable year ended December 31, 2014, the Company believes that each of its vessel-owning subsidiaries satisfied the 50% Ownership Test based on the beneficial ownership of more than 50% of the value of its shares by a qualifying shareholder, assuming that such shareholder meets all of the substantiation and reporting requirements under Section 883 of the Code and the Section 883 Regulations for such taxable year, and that each such subsidiary should therefore qualify for the Section 883 Exemption for such taxable year.

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

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, relating to the year ended December 31, 2014, certifying the qualifying shareholder status of a shareholder beneficially owning more than 50% of the value of each such subsidiary’s stock and the status of intermediaries as required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2014.

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

Sale, Exchange or Other Disposition of Common Shares

A United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such common shares. Assuming the Company does not constitute a PFIC for any taxable year, this gain or loss will generally be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Long term capital gains recognized by a United States Holder other than a corporation are generally taxed at preferential rates. A United States Holder’s ability to deduct capital losses is subject to limitations.

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

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with Credit Suisse, Commerzbank, DVB Bank, and HSH. As of December 31, 2014, we had a $35.0 million outstanding balance under our Credit Facility with Credit Suisse, a $17.6 million principal balance outstanding under the Kelty Loan Agreement with Commerzbank and a $24.5 million principal balance outstanding under the DVB Loan Agreement with DVB Bank.

In December 2013, we entered into a revolving credit facility with a credit limit up to $4.0 million, which subsequently increased to $8.0 million, with Firment Trading Limited, a company related through common control, for the purpose of financing our general working capital needs. We are not exposed to market risk with respect to this credit facility because interest is charged at a fixed rate of 5% per annum.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income.

In 2014, the weighted average interest rate for our then-outstanding facilities in total was 2.22% and the respective interest rates on our loan agreements, other than the Firment Credit Facility, ranged from 1.35% to 2.75%, including margins.

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

The following table sets forth the sensitivity of our existing loans as of December 31, 2014 as to a 1.0% (100 basis points) increase in LIBOR, during the next five years, and reflects the additional interest expense that will be incurred.

Year	Amount
2015	$0.7 million
2016	$0.3 million
2017	$0.2 million
2018	$0.1 million
2019	$-

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2014 is effective.

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

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that Amir Eilon is our audit committee financial expert and he is considered to be “independent” according to the SEC and Nasdaq rules.

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

Item 16C.  Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, have billed us for audit, audit-related and non-audit services as follows:

	2014	2013

Audit Fees	$133,000	$136,000
Audit-Related Fees	-	-
Tax Fees	4,500	4,500
All Other Fees	-	-

Total	$137,500	$140,500

Audit fees for the years ended December 31, 2014 and 2013 were paid in Euros.

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements and for the review of the quarterly financial information as well as services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Tax fees relate to services for assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2013 and 2012.

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

Item 16F.  Change in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

➢	in lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees are and will be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals. There is nothing to prohibit shareholders identifying and recommending potential candidates to become board members;

➢	in lieu of holding regularly scheduled meetings of the board of directors at which only independent directors are present, we will not be holding such regularly scheduled meetings;

➢	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors;

➢	in lieu of an audit committee comprised of three independent directors, our audit committee has two members;

➢	in lieu of having a remuneration committee with the authorities and responsibilities set forth in the Nasdaq rules, our remuneration committee is not required to have such authorities and responsibilities; and

➢	in lieu of obtaining shareholder approval prior to the issuance of securities (including adoption of any equity incentive plan), we will comply with provisions of the BCA, which allows the board of directors to approve share issuances.

Item 16H.  Mining Safety Disclosure

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report on Form 20-F.

Item 19.  Exhibits

1.1	Articles of Incorporation of Globus Maritime Limited (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 24, 2010)

1.2	Bylaws of Globus Maritime Limited (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 24, 2010)

1.3	Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

4.1	Credit Facility between Credit Suisse and Global Maritime Limited, as supplemented (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Loan Agreement between Deutsche Schiffsbank Aktiengesellschaft and Kelty Marine Ltd. (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.3	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.4	Registration Rights Agreement between Globus Maritime Limited, Firment Trading Limited and Kim Holdings S.A. (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.5	Sixth Supplemental Agreement to Facility Agreement, dated May 5, 2011 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on May 9, 2011)

4.6	Long Term Incentive Plan of Globus Maritime Limited (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.7	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited (previously filed as Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

4.8	First Supplemental Agreement to Loan Agreement dated March 1, 2012 (incorporated by reference to Exhibit 4.10 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.9	Second Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated April 10, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.10	Seventh Supplemental Agreement to Facility Agreement, dated March 26, 2013 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.11	Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated December 16, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2014)

4.12*	Third Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated February 20, 2015

4.13*	Eighth Supplemental Agreement to Facility Agreement, dated August 14, 2014

4.14*	Ninth Supplemental Agreement to Facility Agreement, dated February 25, 2015

4.15*	Facility Agreement among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., HSH Nordbank AG and Globus Maritime Limited, dated February 27, 2015

4.16*	Amendment to Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated August 14, 2014

8.1	Subsidiaries of Globus Maritime Limited (incorporated by reference to Exhibit 8.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

11.1	Code of Ethics & Conduct of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

12.1/12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President, Chief Executive Officer and Chief Financial Officer

13.1/13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President, Chief Executive Officer and Chief Financial Officer

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Georgios Karageorgiou
Name: Georgios Karageorgiou
Title: President, Chief Executive Officer and Chief Financial Officer

Date: April 30, 2015

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Globus Maritime Limited

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (“Globus”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of Globus’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globus Maritime Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company reports that it is probable not to be able to meet certain of the restrictive covenants included in certain of its bank loan agreements and meet scheduled debt principal repayments within 2015. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2.1. The 2014 consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 30, 2015

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. Dollars)

		December 31,
	Notes	2014	2013
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	141,736	133,577
Office furniture and equipment		88	120
Other non-current assets		10	10
Total non-current assets		141,834	133,707
CURRENT ASSETS
Cash and bank balances and bank deposits	3	6,083	5,889
Trade receivables, net	2.7	1,177	846
Inventories	6	441	633
Prepayments and other assets	7	2,534	3,221
Total current assets		10,235	10,589
Vessel classified as held for sale	2.29,5	-	11,366
		10,235	21,955
TOTAL ASSETS		152,069	155,662

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO SHAREHOLDERS
Share capital	10	41	41
Share premium	10	109,863	109,803
Accumulated deficit		(46,585)	(49,504)
Total equity		63,319	60,340
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,12	40,245	72,737
Provision for staff retirement indemnities	2.19	69	64
Total non-current liabilities		40,314	72,801
CURRENT LIABILITIES
Current portion of long-term borrowings	12	44,143	12,323
Trade accounts payable	8	2,607	2,097
Accrued liabilities and other payables	9	1,380	1,417
Deferred revenue	2.4	306	534
Total current liabilities		48,436	16,371
Long-term borrowings associated with Vessel classified as held for sale	12	-	6,150
		48,436	22,521
TOTAL LIABILITIES		88,750	95,322
TOTAL EQUITY AND LIABILITIES		152,069	155,662

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars, except per share data)

		For the year ended December 31,
	Notes	2014	2013	2012
REVENUE:
Time charter revenue		26,378	29,434	32,197

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	14	(4,254)	(2,892)	(4,450)
Vessel operating expenses	14	(9,707)	(10,031)	(10,400)
Depreciation	5	(5,624)	(5,622)	(11,255)
Depreciation of dry docking costs	5	(574)	(434)	(763)
Amortization of fair value of time charter attached to vessels	5	(746)	(1,261)	(1,823)
Administrative expenses	15	(1,896)	(2,092)	(1,869)
Administrative expenses payable to related parties	4	(522)	(620)	(598)
Share based payments	13	(60)	189	(977)
Reversal of impairment/(impairment loss)	5	2,240	1,679	(80,244)
Other (expenses)/income, net		(1)	127	(68)

Operating profit/(loss) before financing activities		5,234	8,477	(80,250)

Interest income from bank balances and bank deposits		12	41	47
Interest expense and finance costs	16	(2,137)	(3,571)	(3,358)
Gain on derivative financial instruments	18	-	738	693
Foreign exchange gains/(losses), net		103	(8)	64
Total finance costs, net		(2,022)	(2,800)	(2,554)

TOTAL PROFIT/(LOSS) FOR THE YEAR		3,212	5,677	(82,804)
Other Comprehensive Income		-	-	-
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR		3,212	5,677	(82,804)

Earnings/(loss) per share (U.S.$):
- Basic & Diluted earnings/(loss) per share for the year	11	0.29	0.52	(8.22)

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. Dollars, except share and per share data)

	Issued share	Share	(Accumulated Deficit)/
	Capital	Premium	Retained	Total
	(note 10)	(note 10)	Earnings	Equity
Balance at January 1, 2012	40	109,229	30,750	140,019
Loss for the year	-	-	(82,804)	(82,804)
Other comprehensive income	-	-	-	-
Total comprehensive income for the year	-	-	(82,804)	(82,804)
Share based payment (note 13)	1	524	452	977
Dividends paid (note 17)	-	-	(3,010)	(3,010)
Balance at December 31, 2012	41	109,753	(54,612)	55,182
Profit for the year	-	-	5,677	5,677
Other comprehensive income	-	-	-	-
Total comprehensive loss for the year	-	-	5,677	5,677
Share based payment (note 13)	-	50	(239)	(189)
Dividends paid (note 17)	-	-	(330)	(330)
Balance at December 31, 2013	41	109,803	(49,504)	60,340
Profit for the year	-	-	3,212	3,212
Other comprehensive income	-	-	-	-
Total comprehensive income for the year	-	-	3,212	3,212
Share based payment (note 13)	-	60	-	60
Dividends paid (note 17)	-	-	(293)	(293)
Balance at December 31, 2014	41	109,863	(46,585)	63,319

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

		For the year ended December 31,
	Notes	2014	2013	2012
Cash flows from operating activities:
Profit/(loss) for the year		3,212	5,677	(82,804)
Adjustments for:
Depreciation	5	5,624	5,622	11,255
Depreciation of deferred dry docking costs	5	574	434	763
Amortization of fair value of time charter attached to vessels	5	746	1,261	1,823
Payment of deferred dry docking costs	5	(1,458)	(811)	(941)
(Reversal of impairment)/impairment loss	5	(2,240)	(1,679)	80,244
Provision for staff retirement indemnities		5	(13)	11
Gain on derivative financial instruments	18	-	(738)	(693)
Interest expense and finance costs	16	2,137	3,571	3,358
Interest income		(12)	(41)	(47)
Foreign exchange gains, net		(1)	(18)	(3)
Share based payment	13	60	(189)	977
(Increase)/decrease in:
Trade receivables, net		(331)	(118)	658
Inventories		192	25	(104)
Prepayments and other assets		687	(381)	(621)
Increase/(decrease) in:
Trade accounts payable		510	377	775
Accrued liabilities and other payables		44	231	(91)
Deferred revenue		(228)	(853)	(190)
Net cash generated from operating activities		9,521	12,357	14,370
Cash flows from investing activities:
Vessel improvements	5	-	-	(345)
Time deposits with maturities of three months or more		-	(1,000)	-
Purchases of office furniture and equipment		(7)	(58)	(49)
Interest received		12	42	53
Net cash from/(used) in investing activities		5	(1,016)	(341)
Cash flows from financing activities:
Proceeds from shareholders loan	12,4	5,500	2,000	-
Repayment of long-term debt		(12,425)	(16,425)	(5,425)
Pledged bank deposits	3	-	1,000	-
Dividends paid	17	(390)	(163)	(3,010)
Interest paid		(2,018)	(3,535)	(3,245)
Net cash used in financing activities		(9,333)	(17,123)	(11,680)
Net increase/(decrease) in cash and cash equivalents		193	(5,782)	2,349
Foreign exchange gains on cash and bank deposits		1	18	3
Cash and cash equivalents at the beginning of the year	3	3,889	9,653	7,301
Cash and cash equivalents at the end of the year	3	4,083	3,889	9,653

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements also include the financial statements of the following vessel-owning subsidiaries, all wholly owned by Globus as of December 31, 2014, 2013 and 2012:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Supreme Navigation Co. (The company was dissolved on October 18, 2013)	Marshall Islands	November 14, 2006	m/v Coral Globe (Sold in February 2010)
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Elysium Maritime Limited	Marshall Islands	December 18, 2007	m/v Tiara Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Kelty Marine Ltd.	Marshall Islands	June 29, 2010	m/v Jin Star
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe
Rosario Maritime Inc.	Marshall Islands	-	Dormant

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

The consolidated financial statements as of December 31, 2014 and 2013 and for the three years in the period ended December 31, 2014, were approved for issuance by the Board of Directors on April 30, 2015

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

Going concern basis of accounting: The consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the company will continue in operation for at least twelve months from its balance sheet date and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt, amounted to a working capital deficit of $38,201 as of December 31, 2014.

Current liabilities include:

(i)	the total amount outstanding of $35,000 with respect to the Credit Facility with Credit Suisse AG as described in note 12. During February 2015, the Company entered in to a new loan agreement with HSH Nordbank AG, the HSH Loan Agreement as described in note 25, for up to $30,000 for the purpose of part refinancing the existing Credit Facility with Credit Suisse AG. In March 2015, the Company prepaid $30,000 to Credit Suisse AG, and the remaining amount outstanding of $5,000 is due during the year ending December 31, 2015. Working capital deficit adjusted for the effect of the refinancing as of December 31, 2014 becomes $10,282.

(ii)	The amount of $2,092 corresponding to the estimated amount that the company will have to prepay to Commerzbank AG to eliminate the shortfall to the security value requirement as described in note 12. As of December 31, 2014, the Company was not in compliance with the security value requirement that requires the market value of the m/v Jin Star and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the loan agreement. In such circumstances upon request from the lender, the Company has to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall.

It should be noted that all the Company’s loan and credit arrangements contain cross-default provisions that provide that if the Company is in default under any of its loan and credit arrangements, the lender of another loan or credit arrangement can declare a default under its other loan or credit arrangement, which could result in the Company’s default in all of its loan and credit arrangements. Because of the presence of cross-default provisions in the Company’s loan and credit arrangements, the refusal of any lender to grant or extend a waiver could result in most of its indebtedness being accelerated, notwithstanding that other lenders have waived covenant defaults under their respective loan arrangements. As of the date that the consolidated statements were approved for issuance the company was not in default in any of its loan and credit arrangements.

Based on the company’s cash flow projections for the year ending December 31, 2015, cash on hand and cash generated from operating activities will not be sufficient for the Company to be in compliance with the minimum liquidity requirement contained in certain of its loan and credit facilities or to cover scheduled debt payments due in 2015. The period of time that the company will be able to continue to operate as a going concern will depend on its ability to restructure its loan and credit arrangements and to finance its operations through (a) the sale of securities through one or more private or public offerings, including a currently contemplated rights offering where the Company’s controlling shareholder (Note 4) had expressed his intention to participate proportionally to his shareholding stake and/or incurring debt through the extension of the credit facility with Firment Trading Limited and (b) the sale of vessels (Note 25). The company acknowledges that uncertainty remains over its ability to meet its liabilities as they fall due. If for any reason the company is unable to continue as a going concern, it could have an impact on the company’s ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

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

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2014.

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27): The amendment applies to a particular class of business that qualify as investment entities. The IASB uses the term ‘investment entity’ to refer to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organisations, venture capital organisations, pension funds, sovereign wealth funds and other investment funds. Under IFRS 10 Consolidated Financial Statements, reporting entities were required to consolidate all investees that they control (i.e. all subsidiaries). The Investment Entities amendment provides an exception to the consolidation requirements in IFRS 10 and requires investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendment also sets out disclosure requirements for investment entities. The application of this amendment has no impact on the financial position or performance of the Company since the Company is not an investment entity.

•	IAS 32 Financial Instruments: Presentation (Amended) - Offsetting Financial Assets and Financial Liabilities: This amendment clarifies the meaning of “currently has a legally enforceable right to set-off” and also clarifies the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. This amendment affects presentation only and has no impact on the financial position or performance of the Company.

•	IAS 36 Impairment of Assets (Amended) – Recoverable Amount Disclosures for Non-Financial Assets: These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognised or reversed during the period. This amendment affects disclosures only and has no impact on the financial position or performance of the Company.

•	IAS 39 Financial Instruments (Amended): Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting: Under the amendment there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. The IASB made a narrow-scope amendment to IAS 39 to permit the continuation of hedge accounting in certain circumstances in which the counterparty to a hedging instrument changes in order to achieve clearing for that instrument. This amendment has no impact on the Company’s financial position or performance.

•	IFRIC Interpretation 21: Levies. The Interpretations Committee was asked to consider how an entity should account for liabilities to pay levies imposed by governments, other than income taxes, in its financial statements. This Interpretation is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The Interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation has no impact on the financial position or performance of the Company.

•	Annual Improvements 2010-2012 Cycle: In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at 1 January 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Company.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations (continued)

•	Annual Improvements 2011-2013 Cycle: In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at 1 January 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Company, since the Company is an existing IFRS preparer.

Standards issued but not yet effective and not early adopted:

The standards and interpretations issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

•	IFRS 9 Financial Instruments – Classification and Measurement and subsequent amendments to IFRS 9 and IFRS 7-Mandatory Effective Date and Transition Disclosures; Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39: IFRS 9, as issued, reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of financial assets, but will not have an impact on classification and measurements of financial liabilities. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The subsequent package of amendments issued in November 2013 initiate further accounting requirements for financial instruments. These amendments a) bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements; b) allow the changes to address the so-called ‘own credit’ issue that were already included in IFRS 9 Financial Instruments to be applied in isolation without the need to change any other accounting for financial instruments; and c) remove the January 1, 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 14 Regulatory Deferral Accounts: The standard is effective for annual periods beginning on or after January 1, 2016. The IASB has a project to consider the broad issues of rate regulation and plans to publish a Discussion Paper on this subject in 2014. Pending the outcome of this comprehensive Rate-regulated Activities project, the IASB decided to develop IFRS 14 as an interim measure. IFRS 14 permits first-time adopters to continue to recognise amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, to enhance comparability with entities that already apply IFRS and do not recognise such amounts, the standard requires that the effect of rate regulation must be presented separately from other items. An entity that already presents IFRS financial statements is not eligible to apply the standard. The new standard is not expected to have an impact on the Company’s financial position or performance as the Company does not operate in a rate regulated industry.

•	IAS 19 Defined Benefit Plans (Amended): Employee Contributions: The amendment is effective from July 1, 2014. The amendment applies to contributions from employees or third parties to defined benefit plans. The objective of the amendment is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	The IASB has issued the Annual Improvements to IFRSs 2010 – 2012 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014. The below stated improvements are not expected to have a material impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IFRS 2 Share-based Payment: This improvement amends the definitions of 'vesting condition' and 'market condition' and adds definitions for 'performance condition' and 'service condition' (which were previously part of the definition of 'vesting condition').
➢	IFRS 3 Business combinations: This improvement clarifies that contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.
➢	IFRS 8 Operating Segments: This improvement requires an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments and clarifies that an entity shall only provide reconciliations of the total of the reportable segments' assets to the entity's assets if the segment assets are reported regularly.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

3.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations: Annual Improvements to IFRSs 2010 – 2012 Cycle (continued)

➢	IAS 16 Property Plant & Equipment: The amendment clarifies that when an item of property, plant and equipment is revalued, the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.
➢	IAS 24 Related Party Disclosures: The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.
➢	IAS 38 Intangible Assets: The amendment clarifies that when an intangible asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.

•	The IASB has issued the Annual Improvements to IFRSs 2011 – 2013 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014. The below stated improvements are not expected to have an impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IFRS 3 Business Combinations: This improvement clarifies that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.
➢	IFRS 13 Fair Value Measurement: This improvement clarifies that the scope of the portfolio exception defined in paragraph 52 of IFRS 13 includes all contracts accounted for within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.
➢	IAS 40 Investment Properties: This improvement clarifies that determining whether a specific transaction meets the definition of both a business combination as defined in IFRS 3 Business Combinations and investment property as defined in IAS 40 Investment Property requires the separate application of both standards independently of each other.

•	IFRS 15 Revenue from Contracts with Customers: IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2017 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

•	Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests in joint operations. The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company.

•	Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation. The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

•	Amendments to IAS 27: Equity Method in Separate Financial Statements. The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on the Company’s consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations (continued)

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016. These amendments are not expected to have any impact to the Company.

•	IAS 1: Disclosure Initiative (Amendment): The amendments to IAS 1 Presentation of Financial Statements further encourage companies to apply professional judgment in determining what information to disclose and how to structure it in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016. The narrow-focus amendments to IAS clarify, rather than significantly change, existing IAS 1 requirements. The amendments relate to materiality, order of the notes, subtotals and disaggregation, accounting policies and presentation of items of other comprehensive income (OCI) arising from equity accounted investments. This amendment affects presentation only and has no impact on the financial position or performance of the Company.

•	The IASB has issued the Annual Improvements to IFRSs 2012 – 2014 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after January 1, 2016. The below stated improvements are not expected to have an impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: The amendment clarifies that changing from one of the disposal methods to the other (through sale or through distribution to the owners) should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. There is therefore no interruption of the application of the requirements in IFRS 5. The amendment also clarifies that changing the disposal method does not change the date of classification.
➢	IFRS 7 Financial Instruments: Disclosures: The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. Also, the amendment clarifies that the IFRS 7 disclosures relating to the offsetting of financial assets and financial liabilities are not required in the condensed interim financial report.
➢	IAS 19 Employee Benefits: The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used.
➢	IAS 34 Interim Financial Reporting: The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report (e.g., in the management commentary or risk report). The Board specified that the other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. If users do not have access to the other information in this manner, then the interim financial report is incomplete.

2.3	Significant accounting judgments, estimates and assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognised during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.3	Significant accounting judgments, estimates and assumptions(continued)

Non-current assets classified as held for sale (continued)

As of December 31, 2014 the criteria for the vessel to continue be classified as held for sale were no longer met and ceased to be classified as such. For more details on Non-current assets classified as held for sale refer to note 2.29

➢	Allowance for doubtful trade receivables: Provisions for doubtful trade receivables are recorded based on management’s expectations on future trade receivables recoveries.

Estimates and assumptions: The key assumptions concerning the future and other key sources of estimation uncertainty at the financial position date, that have a significant risk of causing a significant adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2014. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows and the growth rate used for extrapolation. See notes 2.13 and 5.

➢	Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is depended on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including, expected volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 13.

➢	Fair value measurement of financial instruments: When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 24 for further disclosures.

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters, bareboat charter and spot charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income as explained in note 2.23 below. Associated voyage expenses, which primarily consist of commissions, are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

Interest income: interest income is recognised as interest accrues (using the effective interest method).

Voyage expenses: Voyage expenses primarily consist of port expenses and owners’ expenses paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by the Company under voyage charter arrangements. Furthermore, voyage expenses include commission on revenue paid by the Company.

Vessel operating expenses: Vessel operating expenses are accounted for on an accruals basis.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, because the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign exchange gains/ (losses), net in the consolidated statement of comprehensive income.

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7	Trade receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade receivables are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The provision for doubtful accounts at December 31, 2014 was $512 (2013:$358).

2.8	Inventories: Inventories consist of lubricants and gas cylinders and are stated at the lower of cost or net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and amortization of components attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e., amounts received from the seller of the vessels until date of delivery is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Historically changes in residual values have not resulted in material changes to the Company’s depreciation charge.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease, it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income.

2.13	Impairment of non-financial assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive income. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. See note 5

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortization process.

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

2.16	Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive income as incurred under “interest expense and finance costs” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised. For the years ended December 31, 2014, 2013 and 2012, the Company had no qualifying assets.

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by length of ship employment for its customers i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies owned by Globus is under short-term contracts (usually up to nine months) and, accordingly, no one is liable for any pension or post-retirement benefits payable to the crew.

Provision for employees’ severance compensation: The Greek employees, of the Company are bound by the Greek Labour law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees’ remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability, an amount of $69 as at December 31, 2014 (2013:$64), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

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

2.22	Leases – where the Company is the lessee: Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement component of the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

2.23	Leases – where an entity is the lessor: Leases of vessels where the entity does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognised on a straight-line basis over the lease term. Contingent rents are recognised as revenue in the period in which they are earned.

2.24	Insurance: The Company recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.25	Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity.

2.26	Share capital: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds.

2.27	Dividends: Dividends to shareholders are recognised in the period in which the dividends are declared and appropriately authorised and are accounted for as dividends payable until paid.

2.28	Derivative financial instruments at fair value through profit and loss: Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Historically, the Company’s derivative financial instruments have not qualified for hedge accounting, therefore changes in the fair value of these instruments are recognised immediately in the income statement component of the consolidated statement of comprehensive income.

2.29	Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the carrying amount exceeds fair value less costs to sell, the Company recognises a loss under reversal of impairment/(impairment loss) in the income statement component of the consolidated statement of comprehensive income, if the non-current asset or disposal group is subsequently remeasured at fair value less costs to sell, any difference with the carrying amount is recognised under reversal of impairment/ (impairment loss) in the income statement component of the consolidated statement of comprehensive income.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.29	Non-current assets held for sale (continued)

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset from being classified as held for sale if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset. Non-current assets once classified as held for sale are not depreciated or amortized. If the Company has classified an asset as held for sale but the criteria discussed above are no longer met, the Company ceases to classify the asset as held for sale. The Company measures a non-current asset that ceases to be classified as held for sale at the lower of a) its carrying amount before the asset was classified as held for sale, adjusted for any depreciation, amortization or revaluation that would have been recognised had the asset not been classified as held for sale and b) its recoverable amount at the date of the subsequent decision to cease classifying the asset as held for sale. The Company includes any adjustment to the carrying amount of an asset that ceases to be classified as held for sale in the consolidated statement of comprehensive income in the period the criteria are no longer met. Refer to note 5.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.31	Current versus non-current classification (continued)

A liability is current:

•	It is expected to be settled in a normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current

3	Cash and bank balances and bank deposits

For the purpose of the consolidated statement of financial position, cash and bank balances and bank deposits comprise the following:

	December 31,
	2014	2013
Cash on hand	5	7
Bank balances	3,978	1,982
Bank deposits	2,100	3,900
Total	6,083	5,889

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

The fair value of cash and bank balances and bank deposits as at December 31, 2014 and 2013 was $6,083 and $5,889 respectively. In addition as of December 31, 2014, the Company had available $500 (2012:$2,000) of undrawn borrowing facilities (note 12)

As at December 31, 2014, the Company had pledged a part of its bank deposits in order to fulfil collateral requirements. Refer to note 12 for further details.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	December 31,
	2014	2013
Cash and bank balances and bank deposits	6,083	5,889
Time deposits with maturities of three months or more	(1,000)	(1,000)
Pledged bank deposits	(1,000)	(1,000)
Cash and cash equivalents	4,083	3,889

4	Transactions with Related Parties

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 4,724,475 common shares through Firment Trading Limited, a Cypriot company controlled by Mr Feidakis, and 480,000 common shares through F.G. Europe S.A. a Greek company listed on the Athens Exchange in which Mr Feidakis acts as the chairman of the Board of Directors and holds the majority of the outstanding shares. As at December 31, 2014 and 2013, Mr Feidakis beneficially owned 50.8% and 50.9%, respectively, of Globus’ shares.

The following are the major transactions which have been entered into with related parties during the years ended December 31, 2014, 2013 and 2012:

On August 20, 2006, Globus Shipmanagement Corp. entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (a company related through common control). Rental expense is Euro 14,578 ($17) per month up to August 20, 2015. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The rental agreement runs for 9 years and can be terminated by the Company with 6 months’ notice. During the years ended December 31, 2014, 2013 and 2012, rent expense was $234, $232 and $226, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

4	Transactions with Related Parties (continued)

The expense is recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties. As of December 31, 2014 and 2013, $35 and $60 of rent expense respectively was due and unpaid. Rent expense payable to related parties is classified as trade accounts payable in the consolidated statement of financial position.

In October 2011 Globus Shipmanagement Corp. hired Athanasios Feidakis a close family member of the Company’s ultimate controlling party. Athanasios Feidakis annual gross compensation was approximately Euro38,000 ($52). As of July 1, 2013 Athanasios Feidakis became a non-executive director of the Company. During the period and year ended June 30, 2013 and December 31, 2012 total gross compensation of Athanasios Feidakis was $26 and $48 respectively. The expense was recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties.

In December 2013, Globus entered into a credit facility for up to $4,000 with Firment Trading Limited (“the lender”), a company related through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and remained available until its final maturity date of December 16, 2015, when Globus must repay all drawn and outstanding amounts at that time. During December 2014 through a supplemental agreement reached between the company and the lender, the credit limit of the facility increased from $4,000 to $8,000 and its final maturity date was extended until April 29, 2016. The Company has the right to drawdown any amount up to $8,000 or prepay any amount, during the availability period in multiples of $100. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. As of December 31, 2014 and 2013 the amounts drawn and outstanding with respect to the facility were $7,500 and $2,000 respectively and were classified under “long-term borrowing” in the consolidated statement of financial position. For the years ended December 31, 2014 and 2013 Globus recognised interest expense of $49 and $3 respectively. The expense is classified in the income statement component of the consolidated statement of comprehensive income under interest expense and finance costs and interest payable is classified in the statement of financial position under accrued liabilities and other payables. As of December 31, 2014 there was an amount of $500 (2013:$2,000) available to be drawn under the credit facility.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2014	2013	2012
Short-term employee benefits	185	165	145
Share based payments (note 13)	60	50	40
Total	245	215	185

As of December 31, 2014 and 2013, $117 and $46 of the compensation to non-executive directors was remaining due and unpaid. Amounts payable to non-executive directors are classified as trade accounts payable in the consolidated statement of financial position.

Compensation to the Company’s executive directors is analysed as follows:

	For the year ended December 31,
	2014	2013	2012
Short-term employee benefits	103	197	179
Share based payments (note 13)	-	(239)	834
Total	103	(42)	1,013

Short-term employee benefits are recognised in the income statement component of the consolidated statement of comprehensive income under administrative expenses payable to related parties

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessel cost	Vessel depreciation	Dry docking costs	Depreciation of dry docking costs	Fair value of time charter attached	Amortization of fair value of time charter attached	Net Book Value
Balance at January 1, 2012	315,810	(77,910)	2,435	(1,699)	4,650	(779)	242,507
Additions/Vessel improvements	345	-	941	-	-	-	1,286
Impairment loss	(80,244)	-	-	-	-	-	(80,244)
Vessels classified as held for sale	(8,784)	-	(92)	-	-	-	(8,876)
Depreciation & Amortization	-	(11,227)	-	(763)	-	(1,823)	(13,813)
Balance at December 31, 2012	227,127	(89,137)	3,284	(2,462)	4,650	(2,602)	140,860
Depreciation & Amortization	-	(5,588)	-	(434)	-	(1,261)	(7,283)
Balance at December 31, 2013	227,127	(94,725)	3,284	(2,896)	4,650	(3,863)	133,577
Additions	-	-	1,458	-	-	-	1,458
Vessel ceased to be classified as held for sale	13,320	-	286	-	-	-	13,606
Depreciation & Amortization	-	(5,585)	-	(574)	-	(746)	(6,905)
Balance at December 31, 2014	240,447	(100,310)	5,028	(3,470)	4,650	(4,609)	141,736

For the purpose of the consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2014	2013	2012
Depreciation on vessel cost	5,585	5,588	11,227
By Depreciation on office furniture and equipment	39	34	28
Total	5,624	5,622	11,255

Vessel classified as held for sale: Pursuant to a board of directors’ resolution on December 4, 2012, the Company decided to actively market for sale the vessel m/v Tiara Globe. The Company considered that the vessel met the criteria described in note 2.29 to be classified as held for sale and measured at the lower of its carrying amount and fair value less cost to sell. In this respect, the Company recognized an impairment loss of $24,443 at that time. By a board of directors’ resolution on November 20, 2013, the Company decided to continue to actively market for sale the vessel m/v Tiara Globe and extend the period that the vessel is classified as held for sale beyond a financial year. As of December 31, 2013 the vessel was measured at a fair value of $11,767, less estimated cost to sell of $401, less deferred dry docking costs of $811 resulting in a reversal of impairment of $1,679 when compared to its fair value less cost to sell as of December 31, 2012 of $8,876. As of December 31, 2014 the Company decided that the vessel no longer met the criteria to be classified as held for sale and was subsequently measured at its recoverable amount at that date of $13,606 resulting in an impairment reversal of $2,240. The vessel’s recoverable amount was based on its estimated value in use and the methodology followed is described below with reference to the Impairment of non-financial assets. Refer also to note 2.13

Impairment of non-financial assets: As of December 31, 2014 the Company performed an assessment on whether there is an indication that a vessel may be impaired. Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows were determined by considering an estimate daily time charter equivalent (based on the most recent blended (for modern and older vessels) average historical one-year time charter rate available for each type of vessel) assuming an annual growth rate as published by the International Monetary Fund, over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels maintenance and vessel operating expenses assuming an average annual inflation rate of approximately 4%. In the impairment test exercise conducted at year end the Company used historical ten-year blended average one-year time charter rates substituting for the years 2007 and 2008 that were considered as extreme values, with the years 2003 and 2004. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

5	Vessels, net (continued)

As of December 31, 2014 and 2013 no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts. As of December 31, 2012, the Company concluded that the recoverable amount of the following vessels, excluding m/v Tiara Globe, was lower than their carrying amounts and recognized an impairment loss of $55,801.

	Reversal of impairment/(Impairment loss)
	For the year ended December 31,
Vessels	2014	2013	2012
m/v Tiara Globe (vessel ceased to be classified as held for sale)	2,240	1,679	(24,443)
m/v River Globe	-	-	(23,978)
m/v Star Globe	-	-	(7,439)
m/v Sky Globe	-	-	(6,820)
m/v Jin Star	-	-	(7,921)
m/v Sun Globe	-	-	(2,902)
m/v Moon Globe	-	-	(6,741)
Reversal of impairment/(impairment loss)	2,240	1,679	(80,244)

Fair value of time charter attached to vessels: During the year ended December 31, 2011, the Company acquired m/v Moon Globe for a purchase price of $31,400 and m/v Sun Globe for a purchase price of $30,300.   Both vessels were acquired subject to time charters with favourable terms relative to the market. The Company estimated, as of the date of acquisition, the amount included in the cost of the aforementioned vessels that was attributable to the favourable terms of the time charters relative to market terms to be $2,150 for m/v Moon Globe and $2,500 for m/v Sun Globe. These amounts are amortized on a straight line basis over the remaining term of the respective time charters which was June 2013, for m/v Moon Globe and January 2015, for m/v Sun Globe. Amortization for the year is included in the income statement component of the consolidated statement of comprehensive income under amortization of fair value of time charter attached to vessels.

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in note 12.

6	Inventories

   Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2014	2013
Lubricants (at cost)	389	580
Gas cylinders (at cost)	52	53
Total	441	633

7	Prepayments and other assets

Prepayments and other assets in the consolidated statement of financial position are analysed as follows:

	December 31,
	2014	2013
Interest receivable	1	1
Bunkers	2,083	2,889
Other prepayments and other assets	450	331
Total	2,534	3,221

8	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2014 and 2013, amounted to $2,607 and $2,097, respectively. Trade accounts payable are non-interest bearing and are normally settled on 60-day terms.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

9	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2014	2013
Accrued interest	53	37
Accrued audit fees	84	95
Other accruals	864	808
Insurance deductibles	100	128
Dividend payable on Preferred Shares (note 17)	70	167
Other payables	209	182
Total	1,380	1,417

•	Interest is normally settled quarterly throughout the year.
•	Other payables are non-interest bearing and are normally settled on monthly terms.

10	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2014	2013	2012
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

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

Common Shares issued and fully paid	Number of shares	USD
At January 1, 2012	10,100,477	40,402
Issued during the year (share based compensation note 13)	107,040	428
At December 31, 2012	10,207,517	40,830
Issued during the year (share based compensation note 13)	19,841	79
At December 31, 2013	10,227,358	40,909
Issued during the year (share based compensation note 13)	18,306	73
At December 31, 2014	10,245,664	40,982

During the years ended December 31, 2014, 2013 and 2012, Globus issued 18,306, 19,841 and 107,040 common shares respectively as share based payments (note 13).

Series A Preferred Shares issued	Number of shares	USD
At January 1, 2012	-	-
Issued during the year (share based compensation note 13)	3,347	3
At December 31, 2012	3,347	3
Shares redeemed by the issuer	(780)	(1)
At December 31, 2013	2,567	2
Issued during the year	-	-
At December 31, 2014	2,567	2

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

As of December 31, 2014, 2013 and 2012 no Class B shares were issued.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in note 13. Accordingly at December 31, 2014, 2013 and 2012, Globus share premium amounted to $109,863, $109,803 and $109,753, respectively.

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

The following reflects the earnings/ (loss) and share data used in the basic and diluted loss per share computations:

	For the year ended December 31,
	2014	2013	2012
Net profit/(loss) for the year	3,212	5,677	(82,804)
Less: Dividends on preferred shares (note 17)	(293)	(330)	(526)
Net profit/(loss) attributable to common equity holders	2,919	5,347	(83,330)
Weighted average number of shares for basic & diluted EPS	10,234,361	10,215,997	10,142,979

12	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Globus Maritime Limited	35,000	(30)	34,970
(b)	Kelty Marine Ltd.	17,650	(59)	17,591
(c)	Artful Shipholding S.A. & Longevity Maritime Limited	24,430	(103)	24,327
(d)	Globus Maritime Limited-Firment Trading Limited (note 4)	7,500	-	7,500

	Total at December 31, 2014	84,580	(192)	84,388
	Less: portion associated with the security value shortfall. Refer to (b)	2,092	-	2,092
	Less: Current Portion	42,138	(87)	42,051
	Long-Term Portion	40,350	(105)	40,245

	Total at December 31, 2013	91,504	(294)	91,210
	Less: Portion associated with vessel classified as held for sale	6,150	-	6,150
	Less: Current Portion	12,425	(102)	12,323
	Long-Term Portion	72,929	(192)	72,737

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

(a)	In November 2007, the Company entered into a secured reducing revolving credit facility for $120,000 with Credit Suisse AG (“the bank”) for the purpose of financing vessel acquisitions as well as for working capital purposes. The facility is in the name of Globus Maritime Limited as borrower and was guaranteed by the vessel owning subsidiaries of m/v Tiara Globe, m/v River Globe, m/v Star Globe and m/v Sky Globe collateralized by first preferred mortgages over these vessels. This reducing revolving credit facility bear interest at LIBOR plus a margin of 0.95% per annum if the market values of the mortgaged vessels are less than 200% of the outstanding loan balance and 0.75% per annum if the market values of the mortgaged vessels are more than 200% of the outstanding loan balance. During December 2012 Globus reached an agreement with the bank on certain amendments and waivers to the terms of the credit facility valid for the period from December 28, 2012 to March 31, 2014 the “waiver period”. During the waiver period the facility bore interest at LIBOR plus a margin of 2.10%. For the period from March 31, 2014 and due to certain amendments to the terms of the credit facility the margin was fixed to 1.20% until the facility reaches its maturity in November 2015. The balance outstanding as of December 31, 2014 was $35,000 payable in 2 semi-annual installments, of $4,500 starting May 2015, as well as a balloon payment of $26,000 due together with the 2nd and final installment due in November 2015. On March 3, 2015 the company prepaid $30,000, reducing the balance outstanding to Credit Suisse AG to $5,000 payable in 2 semi-annual installments, of $650 starting May 2015, as well as a balloon payment of $3,700 due together with the 2nd and final installment due in November 2015. For more details refer to note 25. As of December 31, 2014 and March 3, 2015 there was no amount available to be drawn under the revolving credit facility.

By a board of directors’ resolution on November 20, 2013, the Company decided to continue to actively market for sale the vessel m/v Tiara Globe and extend the period that the vessel is classified as held for sale beyond a financial year, refer to note 5.  The portion of the long-term debt associated with the vessel classified as held for sale amounted to $6,150 and was classified as current liability included in the consolidated statement of financial position under long-term borrowings associated with vessel classified as held for sale as of December 31, 2013.

As of December 31, 2014 the loan was secured as follows:

•	First preferred mortgage over: m/v Tiara Globe, m/v River Globe, m/v Star Globe and m/v Sky Globe.
•	Guarantees from the owning companies of these vessels.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.
•	General pledge of earnings account or any other accounts to be held with the lender.

Following the prepayment of $30,000 on March 3, 2015, the bank released its securities described above over the vessels m/v River Globe, m/v Star Globe and m/v Sky Globe and over their owning companies respectively.

As of December 31, 2014, the credit facility contained various covenants as amended requiring us among other things to ensure that:

➢	the ratio of Company’s consolidated market adjusted net worth to Company’s total assets will not be less than 35%;
➢	the company to maintain cash and cash equivalents of not less than $5.0 million conditional to the company not declaring and paying dividends to common shareholders. In the event of dividend payment, the minimum liquidity requirement increases to $7.0 million and will have to be met prior to the subject payment and during a continuous period of at least three months following such payment. Past this minimum period, Globus will be entitled to switch to the $5.0 million minimum liquidity requirement.
➢	The aggregate market value of the mortgaged vessels at all times is or exceeds 133% of the outstanding balance under the facility, minus the aggregate amount, if any, standing to the credit of the Company’s operating accounts or any bank accounts opened with the bank, which are subject to an encumbrance in favor of the bank an designated as a “security account” by the bank for the purposes of the credit facility
➢	Mr. Feidakis maintains at least 35% of Company’s total issued voting share capital; and
➢	Globus will be permitted to pay dividends on its common shares in respect of any of our financial quarters so long as Globus is not in default on the credit facility at the time of the declaration or payment of the dividends and nor would a default occur as a result of the declaration or payment of such dividend.

During December 2014, Globus reached an agreement with the lender on certain amendments to the terms of the credit facility signed on February 25th 2015, valid for the period from December 31, 2014 to November 30th 2015 the end of the security period as listed below:

➢	the ratio of the Company’s consolidated market adjusted net worth to its total assets not being less than 15%.
➢	During the period from January 1, 2015 to November 30, 2015 the facility to bear interest at LIBOR plus a margin of 2.00% on the amounts outstanding as of March 25, 2015 (“test date”). For any amounts prepaid before the test date, the facility to bear interest at LIBOR plus a margin of 1.20%.

As of December 31, 2014, Globus was in compliance with its loan covenants effective and as amended.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

(b)	In June 2010, Kelty Marine Ltd entered into a loan agreement for $26,650 with Commerzbank AG (“the bank”) for the purpose of part financing the acquisition of m/v Jin Star. The loan facility is in the name of Kelty Marine Ltd as the borrower and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 2.25% if the ratio of the outstanding loan to the market value of m/v Jin Star and any additional security provided at the time being, plus any amount of minimum free liquidity maintained with the bank (Loan to Value ratio, “LtV”) is less than 45%, a margin of 2.40% if the LtV is equal to or exceeds 45% but is less than or equal to 60%, a margin of 2.50% if the LtV exceeds 60% but is less than or equal to 70% and a margin of 2.75% if the LtV exceeds 70%. The balance outstanding at December 31, 2014, was $ 17,650 payable in 10 equal quarterly instalments of $500 starting March 2015, as well as a balloon payment of $12,650 due together with the 10th and final installment due in June 2017.

The loan is secured as follows:

•	First preferred mortgage over m/v Jin Star.
•	Guarantees from the vessel owning company and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessel as well as of the bareboat charter agreement attached to the vessel and ended during January 2015.

The loan agreement contains various covenants requiring Kelty Marine Ltd to, amongst others things, ensure that

➢	the ratio of the Company’s shareholders’ equity to total assets is not less than 25%.
➢	the Guarantor must have a minimum equity of $50 million.
➢	the market value of each vessel and any additional security provided, including the minimum liquidity of $1,000 with the bank, is or exceeds 130% of the loan balance outstanding.
➢	the Borrower and or the Guarantor to maintain at the end of each accounting period and all other times during the security period, cash and bank balances and bank deposits of at least $1,000 with the bank.

As of December 31, 2014, the Company was not in compliance with the security value requirement that requires the market value of the m/v Jin Star and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% of the aggregate principal amount of debt outstanding under the loan agreement. In such circumstances upon request from the lender, the Company has to either provide the lender acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which is estimated at $2,092. As a result the amount is classified in the consolidated statement of financial position under current portion of long term borrowings.

(c)	In June 2011, Artful Shipholding S.A. and Longevity Maritime Limited entered into a loan agreement for up to $40,000 with DVB Bank SE (“the bank”) for the purpose of part financing the acquisition of m/v Moon Globe and m/v Sun Globe. The loan facility is in the names of Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 2.5%.

On June 22, 2011, Artful Shipholding S.A. drew down $19,000 (“tranche” (A)), for the purpose of part financing the acquisition of m/v Moon Globe. The balance outstanding of tranche (A) at December 31, 2014, was $12,340 payable in 16 equal quarterly installments of $440 starting, March 2015, as well as a balloon payment of $5,300 due together with the 16th and final installment due in December 2018.

On September 14, 2011, Longevity Maritime Limited drew down $18,000 (“tranche” (B)) for the purpose of part financing the acquisition of m/v Sun Globe. The balance outstanding of tranche (B) at December 31, 2014, was $12,090 payable in 17 equal quarterly installments of $416 starting March 2015, as well as a balloon payment of $5,013 due together with the 17th and final installment due in March 2019.

The loan is secured as follows:

•	First preferred mortgage over m/v Moon Globe and m/v Sun Globe.
•	Guarantees from the vessel owning companies and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

The loan agreement contains various covenants requiring the vessels owning companies to, amongst others things, ensure that

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 130% of the outstanding balance under the loan agreement less any cash up to $1,000 held in the operating accounts pledged to the lender.
➢	the ratio of the Company’s market adjusted net worth to total assets must be greater than 35%.
➢	the company maintain a minimum market adjusted net worth of more than $50,000.
➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $500 in an account pledged to the Bank,
➢	a minimum liquidity of the lesser of $10,000 and $1,000 per vessel owned by the Company.

During December 2014, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the loan agreement signed on February 20, 2015 valid for the period from December 31, 2014 to March 30, 2016 (“the waiver period”) as listed below:

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 110% of the outstanding balance under the loan agreement less any cash up to $1,000 held in the operating accounts pledged to the lender.
➢	the company to maintain a minimum market adjusted net worth of more than $20,000.
➢	The Company to maintain minimum liquidity of $5,000.
➢	the ratio of the Company’s market adjusted net worth to total assets must be greater than 15%.
➢	The above amendments are subject to a $3,425 prepayment-to be applied against the four quarterly instalments of each tranche following the prepayment-to be paid until June 30, 2015 the latest, which was classified in the consolidated statement of financial position under current portion of long-term borrowings as of December 31, 2014.

As of December 31, 2014 Globus was in compliance with its loan covenants effective and as amended.

(d)	In December 2013, Globus entered into a credit facility for up to $4,000 with Firment Trading Limited (“the lender”), a company related through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and remained available until its final maturity date of December 16, 2015, when Globus must repay all drawn and outstanding amounts at that time. During December 2014 through a supplemental agreement reached between the company and the lender, the credit limit of the facility increased from $4,000 to $8,000 and its final maturity date was extended until April 29, 2016. Globus has the right to drawdown any amount up to $8,000 or prepay any amount, during the availability period in multiples of $100. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. As of December 31, 2014 the amount drawn and outstanding with respect to the facility was $7,500 and there was an amount of $500 available to be drawn. (note 4).

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2014 are as follows:

	(a)	(b)	(c)		(d)
					Firment Trading
December 31			Tranche (A)	Tranche (B)	Limited	Total
2015	35,000	4,092	2,640	2,498	-	44,230
2016	-	2,000	880	832	7,500	11,212
2017	-	11,558	1,760	1,665	-	14,983
2018	-	-	7,060	1,665	-	8,725
2019 and thereafter	-	-	-	5,430	-	5,430
Total	35,000	17,650	12,340	12,090	7,500	84,580

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2014 have changed adjusted with the effect of the new loan facility entered in February, 2015 with HSH Nordbank AG and the subsequent part prepayment of the existing Credit Suisse AG facility. For more details refer to note 25

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2013 were follows:

	(a)	(b)	(c)		(d)
					Firment Trading
December 31			Tranche (A)	Tranche (B)	Limited	Total
2014	9,000	-	1,760	1,665	-	12,425
2015	35,000	2,000	1,760	1,665	2,000	42,425
2016	-	2,000	1,760	1,665	-	5,425
2017	-	13,650	1,760	1,665	-	17,075
2018 and thereafter	-	-	7,060	7,094	-	14,154
Total	44,000	17,650	14,100	13,754	2,000	91,504

The weighted average interest rate for the years ended December 31, 2014, 2013 and 2012 was 2.22%, 2.54% and 2.12%, respectively.

13	Share Based Payment

Share based payment comprise the following:

	Number of common shares	Number of preferred shares	Share premium	Retained earnings
Year 2014
Non-executive directors payment	18,306	-	60	-
Balance at December 31, 2014	18,306	-	60	-

	Common shares	Preferred shares	Share premium	Retained earnings
Year 2013
Non-executive directors payment	19,841	-	50	-
Preferred shares redeemed	-	(780)	-	-
“2012 LTIP” reversed	-	-	-	(239)
Balance at December 31, 2013	19,841	(780)	50	(239)

Year 2012	Common shares	Preferred shares	Share premium	Retained earnings
Non-executive directors payment	15,780	-	40	-
Share bonus to executive directors	39,128	-	181	-
Series A Preferred shares issued	-	3,347	-	230
“2009 LTIP” shares issued	52,132	-	303	(17)
“2012 LTIP” accrued current year	-	-	-	239
Balance at December 31, 2012	107,040	3,347	524	452

For the year ended December 31, 2014:

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

The fair value of the conditional share based awards described above was estimated at grant date using a Monte Carlo simulation model taking into account the terms and conditions upon which the awards were granted. The following table lists the inputs to the model used for the valuation of the awards under consideration:

	Award (a)	Award (b)
Measurement date	February 22,2012	February 22, 2012
Vesting date	December 31, 2013	December 31, 2014
Share price at measurement date	$4.63 per share	$4.63 per share
Start price	$9.06 per share	$3.31 per share
Risk free rate	0.70%	0.70%
Dividends	$0,885 per share	$0.245 per share
Annual volatility	65.0%	65.0%
Model used	Monte Carlo	Monte Carlo
Fair value	$1,46 per share	$3,40 per share

14	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statement of comprehensive income consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2014	2013	2012
Commissions	1,284	1,257	1,268
Bunkers expenses	2,702	1,429	2,374
Other voyage expenses	268	206	808
Total	4,254	2,892	4,450

Vessel operating expenses consisted of:

	For the year ended December 31,
	2014	2013	2012
Crew wages and related costs	5,396	5,107	5,212
Insurance	996	1,026	912
Spares, repairs and maintenance	1,480	2,072	2,192
Lubricants	578	711	746
Stores	998	858	1,094
Other	259	257	244
Total	9,707	10,031	10,400

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

15	Administrative Expenses

The amount shown in the consolidated statement of comprehensive income is analysed as follows:

	For the year ended December 31,
	2014	2013	2012
Personnel expenses	1,210	1,210	1,207
Audit fees	133	136	130
Travelling expenses	17	19	41
Consulting fees	103	109	149
Communication	19	25	27
Stationery	2	3	4
Greek authorities tax (note 21)	222	224	-
Other	190	366	311
Total	1,896	2,092	1,869

16	Interest Expense and Finance Costs

The amounts in the consolidated statement of comprehensive income are analysed as follows:

	For the year ended December 31,
	2014	2013	2012
Interest payable on long-term borrowings	1,932	3,310	3,130
Commitment fees payable on long-term borrowings	-	-	15
Bank charges	34	45	41
Amortization of debt discount	103	116	129
Other finance expenses	68	100	43
Total	2,137	3,571	3,358

17	Dividends

Dividends declared and paid during the years ended December 31, 2014, 2013 and 2012 are as follows:

No dividends declared or paid on common shares during the year ended December 31, 2014. Dividends declared or paid on Series A Preferred shares during the year ended December 31, 2014:

2014	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	86.54	223	May 9, 2014	May 13, 2014
2nd Preferred dividend	27.34	70	December 30, 2014	January 2, 2015
		293

No dividends declared or paid on common shares during the year ended December 31, 2013. Dividends declared or paid on Series A Preferred shares during the year ended December 31, 2013:

2013	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	63.46	163	May 30, 2013	July 12, 2013
2nd Preferred dividend	65.20	167	December 27, 2013	January 15, 2014
		330

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

17	Dividends (continued)

Dividends declared and paid on common shares during the year ended December 31, 2012:

2012	$ per share	$000’s	Date declared	Date Paid
Quarterly dividend for 2011	0.16	1,622	February 28, 2012	March 22, 2012
Quarterly dividend for 2012	0.085	862	May 8, 2012	May 31, 2012
		2,484

Dividends declared and paid on Series A Preferred shares during the year ended December 31, 2012:

2012	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	80.00	268	May 8, 2012	May 8, 2012
2nd Preferred dividend	37.50	125	September 5, 2012	September 5, 2012
3rd Preferred dividend	39.75	133	December 4, 2012	December 4, 2012
		526

18	Derivative financial instruments

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

During November 2008, the Company entered into an interest rate swap agreement of a notional amount of $15,000 effective from November 28, 2008 to November 28, 2013. For the period from November 28, 2008 to November 29, 2010, the Company, exchanged 3 month Libor interest rate with a fixed interest rate of 2.45%. On November 29, 2010 and for the remaining period to maturity the swap counterparty has the option to select either (a) to exchange 3 month Libor interest rate with a fixed interest rate of 3.64%, or (b) to exchange 3 month Libor interest rate with 3 month Libor interest rate minus 20 basis points. On November 29, 2010, the swap counterparty selected option (a). During November 2013, the swap agreement reached its maturity.

Gain on the fair value of interest rate swap contracts for the years ended December 31, 2014, 2013 and 2012 amounted to $nil, $738 and $ 693 respectively. The Company recognizes gains and losses on interest rate swap contracts, in the income statement component of the consolidated statement of comprehensive income in total finance costs, net.

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

The Company enters into time charter and bareboat charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between five days to two months as of December 31, 2014 and between six days to thirteen months as of December 31, 2013, assuming redelivery at the earliest possible date. Future gross minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2014 and 2013, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	2014	2013
Within one year	1,612	12,341
After one year but not more than five years	-	550
Total	1,612	12,891

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

20	Commitments (continued)

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2014 and 2013, the Company was a party to an operating lease agreement as lessee (note 4). The operating lease relates to the office premises of the Manager (expiring in August 2015).

The future minimum lease payments under this agreement as of December 31, 2014 and 2013 assuming a Euro: US dollar exchange rate of 1:1.2 and 1:1.4 respectively, were as follows:

	2014	2013
Within one year	140	251
After one year but not more than five years	-	170
Total	140	421

Total rent expense under operating leases for the years ended December 31, 2014 and 2013, amounted to $234 and $232, respectively.

21	Income Tax

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

Greek Authorities Tax

In January 2013, a new tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As of December 31, 2014 and 2013 the tax expense under the law amounted to $222 and $224 respectively and is included in administrative expenses in the consolidated statement of comprehensive income.

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

Application of § 883 of the Code for the year ended December 31, 2014

In general, under § 883, certain non-U.S. corporations are not subject to U.S. federal income tax on their U.S. source income derived from the international operation of a ship or ships.

Effective for any tax year ending on September 25, 2004 and thereafter, the Regs provide that a foreign corporation will qualify for the benefits of § 883 if, in relevant part, the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. and the foreign corporation meets the qualified shareholder test described below

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

For the year ended December 31, 2014, Globus and its wholly owned subsidiaries deriving income from the operation of international ships are organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus and its relevant subsidiaries have more than 50% of the value of their stock for at least half of the number days of their taxable year indirectly owned in the form of registered shares by one individual residing in a qualified foreign country.  Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that rely on § 883 for exempting U.S. source income from the international operation of ships would not be subject to U.S. federal income tax for the year ended December 31, 2014. Globus anticipates it and its relevant subsidiaries income will continue to be exempt in the future from U.S. federal income tax. However, in the future, Globus or its subsidiaries may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. To manage this, the Company usually enters into interest rate swaps, in which the Company agrees to exchange, at specific intervals, the difference between fixed and variable interest rate. Interest amounts are calculated by reference to an agreed upon notional principal amount. As of December 31, 2014 and 2013 the Company had no interest rate swap agreements in place. As of December 31, 2014 and 2013, 9% and 2% of the Company’s bank borrowings were at a fixed rate of interest.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s profit. There is no impact on the Company’s equity.

	Increase/Decrease in basis points	Effect on profit

2014
$ Libor	+15	(129)
	-20	172
2013
$ Libor	+15	(116)
	-20	155

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s profit due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2014 and 2013 was not material.

	Change in rate	Effect on profit

2014	+10%	(81)
	-10%	81

2013	+10%	(75)
	-10%	75

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

22	Financial risk management objectives and policies (continued)

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2014, 2013 and 2012:

	2014	%	2013	%	2012	%
A	5,846	22%	5,860	20%	5,644	18%
B	5,201	20%	5,201	18%	5,216	16%
C	-	-	3,637	12%	4,503	14%
D	-	-	2,838	10%	6,574	20%
Other	15,331	58%	11,898	40%	10,260	32%
Total	26,378	100%	29,434	100%	32,197	100%

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

The table below summarises the maturity profile of the Company’s financial liabilities at December 31, 2014 and 2013, based on contractual undiscounted cash flows.

Year ended December 31, 2014	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,092	1,725	42,518	42,397	-	88,732
Accrued liabilities and other payables	-	1,380	-	-	-	1,380
Trade payables	-	2,607	-	-	-	2,607
Total	2,092	5,712	42,518	42,397	-	92,719

Year ended December 31, 2013	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	-	1,534	12,868	77,122	5,466	96,990
Accrued liabilities and other payables	-	1,417				1,417
Trade payables	-	2,097				2,097
Total	-	5,048	12,868	77,122	5,466	100,504

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios, refer to note 12. No changes were made in the objectives, policies or processes during the years ended December 31, 2014 and 2013. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt.

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

	December 31,
	2014	2013
Interest bearing loans	84,580	91,504
Cash and bank balances and bank deposits	(6,083)	(5,889)
Net debt	78,497	85,615

Equity	63,319	60,339
Adjustment for the market value of vessels (charter-free)	(27,161)	(4,261)
Adjusted book capitalization	36,158	56,078

Adjusted book capitalization plus net debt	114,655	141,693
Ratio	68.5%	60.4%

The deterioration in the ratio of net debt to adjusted capitalization plus net debt, resulted mainly from the sharp decrease in the market value of the Company’s vessels. Net debt as calculated above is not consistent with the International Financial Reporting Standards (‘IFRS”) definition of debt. The following reconciliation is provided:

	December 31,
	2014	2013
Debt in accordance with IFRS (long & short-term borrowings)	84,388	91,210
Add: Unamortized debt discount	192	294
	84,580	91,504
Less: Cash and bank balances and bank deposits	6,083	5,889
Net debt	78,497	85,615

23	Fair values

The carrying values of financial instruments such as cash and bank balances, trade receivables and trade payables are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair values of the credit and loan facilities as of December 31, 2014 and 2013 was $83,267 and 90,739 respectively while their carrying value measured at amortised cost as of December 31, 2014 and 2013 was $84,388 and $91,210 respectively.

24	Fair value measurement

The following table provides the fair value measurement hierarchy (as defined in note 2.30) of the Company’s assets and Liabilities

As at December 31, 2014 and 2013, the Company held the following assets and liabilities measured at or disclose their fair value:

	December 31, 2014	Level 1	Level 2	Level 3
Liabilities for which fair values are disclosed
Long term borrowings	83,267	-	83,267	-

	December 31, 2013	Level 1	Level 2	Level 3
Assets measured at fair value
Vessel classified as held for sale	11,767	-	11,767	-
Liabilities for which fair values are disclosed
Long term borrowings	90,739	-	90,739	-

There have been no transfers between Level 1 and Level 2 during the years

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

24	Fair value measurement (continued)

As of December 31, 2013 the vessel classified as held for sale was measured at fair value of $11,767, less estimated cost to sell of $401, less deferred dry docking costs of $811 resulting in a gain of $1,679 when compared to the fair value less cost to sell as of December 31, 2012 which was included in the income statement component of the consolidated statement of comprehensive income under reversal of impairment/(impairment loss) for the year.

25	Events after the reporting date

The HSH Nordbank AG Loan

In February 2015, Devocean Maritime Ltd. Owner of m/v River Globe, Domina Maritime Ltd owner of m/v Sky Globe and Dulac Maritime S.A. owner of m/v Star Globe (“Devocen et al.”) entered into a loan agreement for up to $30,000 with HSH Nordbank AG (“the bank”) for the purpose of part prepaying the existing secured reducing revolving credit facility with Credit Suisse AG. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. as the borrowers and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 3.00% for interest periods of three months and 3.10% for interest periods of one month.

On March 3, 2015, Devocean et al. drew down $29,405 analyzed as follows:

Tranche (A) of $8,580 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the vessel m/v River Globe. Tranche (A) will be payable in 19 equal quarterly installments of $239 starting, June 2015, as well as a balloon payment of $4,037 due together with the 19th and final installment due in March 2020.

Tranche (B) of $10,100 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the vessel m/v Sky Globe. Tranche (B) will be payable in 19 equal quarterly installments of $230 starting, June 2015, as well as a balloon payment of $5,730 due together with the 19th and final installment due in March 2020.

Tranche (C) of $10,725 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the vessel m/v Star Globe. Tranche (C) will be payable in 19 equal quarterly installments of $224 starting, June 2015, as well as a balloon payment of $6,460 due together with the 19th and final installment due in March 2020.

The loan is secured as follows:

•	First preferred mortgage over m/v River Globe, m/v Sky Globe and m/v Star Globe.
•	Guarantees from the vessel owning companies and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.

The loan agreement contains various covenants requiring the vessels owning companies and Globus to, amongst others things, ensure that

➢	the aggregate fair market value of the mortgaged vessels must equal or exceed 125% of the outstanding balance under the loan agreement.
➢	the ratio of Globus’s total liabilities to its market adjusted total assets shall always be not higher than 75%.
➢	the company maintain a minimum market adjusted net worth of more than or equal $30,000.
➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $250 in an account pledged to the bank,
➢	The company shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness.

On March 3, 2015, following the drawdown of the HSH Nordbank AG loan we prepaid $30,000 to Credit Suisse AG reducing the balance due to Credit Suisse AG to $5,000 payable in 2 equal semi-annual instalments of $650 starting May 2015, as well as a balloon payment of $3,700 due together with the 2nd and final installment due in November 2015. With effect of the prepayment, Credit Suisse AG released its securities over the vessels m/v River Globe, m/v Star Globe and m/v Sky Globe and over their owning companies respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

25	Events after the reporting date (continued)

The contractual loan principal payments per bank loan to be made subsequent March 3, 2015 adjusted with the effect of the HSH Nordban AG loan drawdown, the prepayment to Credit Suisse AG facility and the amount outstanding with respect to the firment credit facility at that time are as follows:

				DVB Bank SE		Firment
December 31	Credit Suisse AG	HSH Nordbank AG	Commerzbank AG	Tranche (A)	Tranche (B)	Trading Limited	Total
2015	5,000	2,081	4,092	2,640	2,498	-	16,311
2016	-	2,774	2,000	880	832	6,000	12,486
2017	-	2,774	11,558	1,760	1,665	-	17,757
2018	-	2,774	-	7,060	1,665	-	11,499
2019 and thereafter	-	19,002	-	-	5,430	-	24,432
Total	5,000	29,405	17,650	12,340	12,090	6,000	82,485

Actively market for sale, m/v Star Globe and m/v Sky Globe

By a unanimous written consent of the Board of Directors dated April 7, 2015 the Company decided to actively market for sale the vessels m/v Star Globe and m/v Sky Globe. As of December 31, 2014 the carrying amount of the vessels was $20,680 and $21,757 while their estimated fair value less costs to sell as of April 15, 2015 was approximately $13,000 and $12,000 respectively.

