Form 20-F
period 2015-12-31
GLOBUS MARITIME LTD
filed 2016-04-29
CIK 1499780

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2015

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

Athanasios Feidakis

128 Vouliagmenis Avenue, 3rd Floor

166 74 Glyfada, Athens, Greece

Tel: +30 210 960 8300

Facsimile:   +30 210 960 8359

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares, par value $0.004 per share	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2015, there were 10,319,151 shares of the registrant’s Common Shares and 2,567 of the registrant’s Series A Preferred Shares outstanding.

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

Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as “anticipate,” “approximately,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “ongoing,” “pending,” “perceive,” “plan,” “potential,” “predict,” “project,” “seeks,” “should,” “views” or similar words or phrases or variations thereon, or the negatives of those words or phrases, or statements that events, conditions or results “can,” “will,” “may,” “must,” “would,” “could” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation or projection of future operating or financial performance, costs, regulations, events or trends. The absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Without limiting the generality of the foregoing, all statements in this annual report on Form 20-F concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. Other factors may affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in these forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us may include, but are not limited to, those factors and conditions described under “Item 3.D.  Risk Factors” as well as general conditions in the economy, dry bulk industry and capital markets. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events or new information, other than any obligation to disclose material information under applicable securities laws. Forward-looking statements appear in a number of places in this annual report on Form 20-F including, without limitation, in the sections entitled “Item 5.  Operating and Financial Review and Prospects,” “Item 4.A.  History and Development of the Company” and “Item 8.A.  Consolidated Statements and Other Financial Information—Dividend Policy.”

Terms Used in this Annual Report on Form 20-F

References to our common shares are references to Globus Maritime Limited’s registered common shares, par value $0.004 per share, or, as applicable, the ordinary shares of Globus Maritime Limited prior to our redomiciliation into the Marshall Islands on November 24, 2010.

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, 2,567 of which were outstanding as of December 31, 2015 and on the date of this annual report on Form 20-F.

On July 29, 2010, we effected a four-for-one reverse split of our common shares. Unless otherwise noted, all historical share numbers and per share amounts in this annual report on Form 20-F have been adjusted to give effect to this reverse split.

Unless otherwise indicated, all references to “dollars” and “$” in this annual report on Form 20-F are to, and amounts are presented in, U.S. dollars. References to our ships, our vessels or out fleet relates to the ships that we own, unless context otherwise requires.

Rounding

Certain financial information has been rounded, and, as a result, certain totals shown in this annual report on Form 20-F may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2015	2014	2013	2012	2011
Consolidated Statement of comprehensive loss/income
Voyage revenue	12,715	26,378	29,434	32,197	35,559
Voyage expenses	(2,384)	(4,254)	(2,892)	(4,450)	(3,283)
Net revenue(1)	10,331	22,124	26,542	27,747	32,276
Vessel operating expenses	(10,321)	(9,707)	(10,031)	(10,400)	(7,967)
Depreciation	(6,085)	(5,624)	(5,622)	(11,255)	(10,180)
Depreciation of drydocking costs	(1,062)	(574)	(434)	(763)	(318)
Amortization of fair value of time charter attached to vessels	(41)	(746)	(1,261)	(1,823)	(779)
Administrative expenses	(1,751)	(1,896)	(2,092)	(1,869)	(2,078)
Administrative expenses payable to related parties	(465)	(522)	(620)	(598)	(1,150)
Share-based payments	(60)	(60)	189	(977)	(364)
(Impairment Loss)/Reversal of impairment	(20,144)	2,240	1,679	(80,244)	-
Other (expenses)/income, net	(110)	(1)	127	(68)	(124)
Operating (loss)/profit before financing activities	(29,708)	5,234	8,477	(80,250)	9,316

Interest income	8	12	41	47	52
Interest expense and finance costs	(2,783)	(2,137)	(3,571)	(3,358)	(2,821)
Gain on derivative financial instruments	-	-	738	693	369
Foreign exchange gains/(losses), net	87	103	(8)	64	9

Total comprehensive (loss)/income for the year	(32,396)	3,212	5,677	(82,804)	6,925

Basic (loss)/earnings per share for the year	(3.20)	0.29	0.52	(8.22)	0.80
Diluted (loss)/earnings per share for the year	(3.20)	0.29	0.52	(8.22)	0.79
Weighted average number of common shares, basic	10,266,690	10,234,361	10,215,997	10,142,979	8,688,543
Weighted average number of common shares, diluted	10,266,690	10,234,361	10,215,997	10,142,979	8,738,444
Dividends declared per common share	-	-	-	0.25	0.64
Dividends declared per Series A Preferred Share	174.65	113.88	128.66	157.25	-
Adjusted (LBITDA)/EBITDA(2) (unaudited)	(2,376)	9,938	14,115	13,835	20,593

(1) Net Revenue is computed by subtracting voyage expenses from revenue.  Net Revenue is not a recognized measurement under IFRS and should not be considered as an alternative or comparable to net income.

(2) Adjusted (LBITDA)/EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

Adjusted (LBITDA)/EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted (LBITDA)/EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

➢	Adjusted (LBITDA)/EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

➢	Adjusted (LBITDA)/EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

➢	Adjusted (LBITDA)/EBITDA does not reflect changes in or cash requirements for our working capital needs; and

➢	other companies in our industry may calculate Adjusted (LBITDA)/EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted (LBITDA)/EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive (loss)/income to Adjusted (LBITDA)/EBITDA (unaudited) for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2015	2014	2013	2012	2011
Total comprehensive (loss)/income for the year	(32,396)	3,212	5,677	(82,804)	6,925
Interest and finance costs, net	2,774	2,125	3,530	3,311	2,769
(Gain)/loss on derivative financial instruments	-	-	(738)	(693)	(369)
Foreign exchange (gains)/losses, net	(87)	(103)	8	(64)	(9)
Depreciation	6,085	5,624	5,622	11,255	10,180
Depreciation of drydocking costs	1,062	574	434	763	318
Amortization of fair value of time charter attached to vessels	41	746	1,261	1,823	779
(Impairment Loss)/ Reversal of Impairment	20,144	(2,240)	(1,679)	80,244	-
Adjusted (LBITDA)/EBITDA (unaudited)	(2,377)	9,938	14,115	13,835	20,593

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2015	2014	2013	2012	2011
Statements of financial position data
Total non-current assets	110,140	141,834	133,707	140,966	242,592
Total current assets (including “Non-current assets classified as held for sale”)	4,697	10,235	21,955	24,756	13,467
Total assets	114,837	152,069	155,662	165,722	256,059
Total equity	30,535	63,319	60,340	55,182	140,019
Total non-current liabilities	14,673	40,314	72,801	78,812	105,584
Total current liabilities	69,629	48,436	22,521	31,728	10,456
Total equity and liabilities	114,837	152,069	155,662	165,722	256,059

	Year Ended December 31,
		(Expressed in Thousands of U.S. Dollars)
	2015	2014	2013	2012	2011
Consolidated statements of cash flows data
Net cash (used in)/generated from operating activities	(60)	9,521	12,357	14,370	19,774
Net cash (used in)/generated from investing activities	5,351	5	(1,016)	(341)	(61,782)
Net cash (used in)/generated from financing activities	(8,369)	(9,333)	(17,123)	(11,680)	25,681

	Year Ended December 31,
	2015	2014	2013	2012	2011
Ownership days(1)	2,380	2,555	2,555	2,562	2,125
Available days(2)	2,336	2,513	2,527	2,498	2,111
Operating days(3)	2,252	2,500	2,486	2,471	2,083
Bareboat charter days(4)	22	365	365	366	365
Fleet utilization(5)	96.4%	99.5%	98.4%	98.9%	98.7%
Average number of vessels(6)	6.5	7.0	7.0	7.0	5.8
Daily time charter equivalent (TCE) rate(7)	$4,333	$7,969	$9,961	$10,660	$15,619

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

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2015	2014	2013	2012	2011

Revenue	12,715	26,378	29,434	32,197	35,559
Less: Voyage expenses	2,384	4,254	2,892	4,450	3,283
Less: bareboat charter net revenue	304	5,006	5,006	5,020	5,006
Net revenue excluding bareboat charter net revenue	10,027	17,118	21,536	22,727	27,270
Available days net of bareboat charter days	2,314	2,148	2,162	2,132	1,746
Daily TCE rate	4,333	7,969	9,961	10,660	15,619

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

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, and ability to pay dividends or the trading price of our common shares.

Risks relating to Our Industry

The international dry bulk shipping industry is cyclical and volatile.

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile, but gradually recovered from market lows with further improvements taking place in the first half of 2010, before leveling out in the second half of 2010, declining in 2011 throughout 2012. In 2013 rates remained volatile reaching their lows in January 2013 and their highs in December 2013 while volatility continued during 2014 as well, with rates reaching their highs during January 2014 and their lows during July 2014. In 2015, the decreasing trend in rates continued and in December reached an all-time low, which have remained fairly depressed. Currently all of our vessels are chartered on short-term time charters and on the spot market, and we are exposed therefore to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

•	port and canal congestion charges;

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values and demand for and production of dry bulk products;

•	global and regional economic and political conditions, including exchange rates, trade deals, and the rate and geographic distributions of economic growth;

•	environmental and other regulatory developments;

•	the distance dry bulk cargoes are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

•	the price of steel and vessel equipment;

•	technological advances in vessel design and capacity;

•	the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our dry bulk vessels and charter rates will be dependent upon continued economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk vessel fleet and the sources and supply of dry bulk cargo to be transported by sea. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

The dry bulk vessel charter market remains significantly below its high in 2008.

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. Since 2009, the BDI has remained fairly depressed (compared to historical numbers). The BDI reached as high as 1,222 in August 5, 2015 and a new all-time low of 471 in December 16, 2015. The BDI ranged from 290 to 473 from January until March 2016, with 290 being its new all-time low. The dry bulk market remains volatile and significantly depressed.

The decline and volatility in charter rates is primarily due to the number of newbuilding deliveries as vessel oversupply is gradually taking its toll on the market. Increased demand for dry bulk commodities has been unable to fully absorb new deadweight tonnage, or dwt, that entered the market in recent years. Although the number of dry bulk carriers on order has declined from the historic highs in recent years, there remains a substantial amount of capacity on order. Due to a lack of financing, we expect cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail.

The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan arrangements.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

In the current global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets.

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

The Euro may not be stable and countries may not be able to refinance their debts.

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

The current state of the global financial markets and current economic conditions may adversely impact the dry bulk shipping industry.

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

In addition, lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk carriers, creating downward pressure on charter rates and vessel values. The relatively weak global economic conditions have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

•	decreases in the market value of dry bulk vessels and limited secondhand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

We depend on spot charters in volatile shipping markets.

We currently charter all five vessels we own on the spot charter market. The spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters and to the off-hire periods including ballast passages. Rates within the spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable the vessels to be operated profitably. At current spot charter rates, we don’t believe that we will be operating profitably. A significant decrease in charter rates would affect value and adversely affect our profitability, cash flows and ability to pay dividends. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

An over-supply of dry bulk carrier capacity may depress charter rates.

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered through 2015. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

The market values of our vessels have declined, and may decline further and have triggered certain financial covenants under our existing and potentially future loan and credit facilities.

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

Our loan agreement with DVB Bank SE, which we refer to as the DVB Loan Agreement, our loan agreement with HSH Nordbank AG, which we refer to as the HSH Loan Agreement, and our loan agreement with Commerzbank, which we refer to as Kelty Loan Agreement, are secured by mortgages on our vessels, and require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our net worth. Since the middle of 2008, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases have led to a significant decline in the market values of our vessels. Furthermore, each of our loan arrangements contains a cross-default provision that may be triggered by a default under any of our other loans, other than the unsecured credit facilities with Firment Trading Limited and Silaner Investments Limited, both affiliates of our chairman Mr. George Feidakis, which we refer to as the Firment Credit Facility and Silaner Credit Facility, respectively.

As of December 31, 2015, we were in breach of most of the covenants included in our loan agreements with HSH Nordbank AG, Commerzbank AG and DVB Bank SE and therefore the total amount outstanding for these loans was classified under current liabilities. For a more detailed discussion see Item 5.B Liquidity and Capital Resources—Indebtedness and Note 12 in the Consolidated Financial Statements filed herewith.

Further declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we are unable to comply with the financial and other covenants under any of the DVB Loan Agreement, the HSH Loan Agreement, the Firment Credit Facility or the Silaner Credit Facility, and if we are unable to obtain relaxations and/or waivers, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends.

For a more detailed discussion on our loan covenants and cross-default provisions, see “Item 5.B Liquidity and Capital Resources—Indebtedness.”

If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be agreed at a value lower than the vessel’s depreciated book value as in our consolidated financial statements at that time, resulting in a loss and a respective reduction in earnings. If the market values of our vessels decrease, such decrease and its effects could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our consolidated financial statements that would result in a charge against our earnings and the reduction of our stockholders’ equity. These impairment costs could be very substantial.

The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors' reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our shareholders were deprived of the possible benefits of such inspections. During 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors' quality control procedures, question the validity of the auditor's reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited consolidated financial statements.

Our industry is subject to complex laws and regulations.

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

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

Seasonal fluctuations in industry demand could affect us.

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

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

Our vessels are exposed to operational risks.

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

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden and parts of the Indian Ocean and West Africa. Continuing conflicts and recent developments in the Middle East and North Africa, including Egypt, Syria, Iran, Iraq and Libya, and the presence of United States and other armed forces in the Middle East and Asia could produce armed conflict or be the target of terrorist attacks, and lead to civil disturbance and uncertainty in financial markets. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

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

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages even if we are not at fault, for example, if we pay a supplier for bunkers who subcontracts the supply and does not pay such subcontractor. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, could cause us to default on a charter, breach covenants in the DVB Loan Agreement, or the HSH Loan Agreement, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate or manage are classed by one of the major classification societies, including Nippon Kaiji Kyokai (Class NK), DNV GL, Bureau Veritas and Rina Services SPA. Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, the vessel may be unable to trade between ports and may be unemployable which could trigger the violation of certain covenants in the DVB Loan Agreement and the HSH Loan Agreement. Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

A further economic slowdown or changes in the economic, regulatory and political environment in the Asia Pacific region could reduce dry bulk trade demand.

A significant number of the port calls made by our vessels involve the transportation of dry bulk products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region or changes in the regulatory environment, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP continues to remain below pre-2008 levels. In addition, China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future.

Many of the economic and political reforms adopted by the Chinese government are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports of exports of dry bulk products to and from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or restrictions on importing commodities into the country. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping companies and may hinder our ability to compete with them effectively. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union or various Asian countries or changes in the regulatory environment may adversely affect economic growth in China and elsewhere. Our business, results of operations, cash flows and financial condition could be materially and adversely affected by an economic downturn or changes in the regulatory environment in any of these countries.

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

The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform, although it still acts with greater control than a truly free-market economy. Many of the Chinese government’s reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 6.9% for the year ended December 31, 2015, which is China’s lowest growth rate for the past five years, and continues to remain below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth, while it has announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Company Specific Risk Factors

There are doubts about our ability to continue as a going concern.

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $64.9 million as of December 31, 2015. See “—At December 31, 2015, Globus’s current liabilities exceeded its current assets” for more information.

As of December 31, 2015, we were in breach in most of the covenants included in our loan agreements with HSH Nordbank AG, Commerzbank AG and DVB Bank SE. Although none of the lenders declared an event of default and we have obtained relaxations and waivers as described herein, if breaches like these persist, our lenders may require immediate repayment of their loans.

Our ability to become profitable depends upon our ability to generate revenues and/or obtain financing adequate to fulfill our shipping activities, and achieving a level of revenues adequate to support our operating expenses has raised substantial doubts about our ability to continue as a going concern. We plan to attempt to raise additional capital by selling securities through one or more private placement or public offerings, which may include a rights offering, or by borrowing additional funds. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized with, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. However, the doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

We have a number of unsecured credit facilities outstanding in addition to secured loan agreements. When those unsecured credit facilities, namely the Firment Credit Facility and Silaner Credit Facility, become due, it is not likely that we will have the cash flow to repay these facilities if the current economic conditions don’t improve, unless we are able to raise funds by incurring new debt or issuing new securities.

At December 31, 2015, Globus’s current liabilities exceeded its current assets.

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt, amounted to a working capital deficit of $64.9 million as of December 31, 2015.

Current liabilities include:

(1) the total amount outstanding of $27.3 million with respect to the HSH Loan Agreement with HSH Nordbank AG. Globus reached to an agreement in principle (which is subject to completing final documentation) with HSH Nordbank AG in April 2016, which included the principal repayment of $1.39 million in 2016. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

(2) the total amount outstanding of $15.65 million with respect to the Kelty Loan Agreement. In March 2016, Globus reached a settlement agreement with Commerzbank. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million in return for the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708. If the total amount of cash and bank balances and bank deposits exceeds $10 million in the aggregate as declared on June 30, 2016 then we must pay to Commerzbank any excess amounts. If there is no excess, Globus will be released from its guarantee. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

(3) the total amount outstanding of $21 million with respect to the Loan Agreement with DVB Bank SE. In April 2016, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the loan agreement which are valid for the period from March 1, 2016 to March 31, 2017. It was agreed that Globus will make a principal prepayment of $1.7 million for 2016, which we have made, and the remaining amount will be deferred to the balloon payments. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

As of December 31, 2015, the Company was in breach of the financial covenants included in all of its loan agreements, the total outstanding balance of those loans was classified under current liabilities, except for the outstanding balance with Firment Trading Limited.

In March 2016, the Company reached a settlement with Commerzbank AG, and in April 2016 the Company entered into a supplemental agreement with DVB Bank SE and an agreement in principle (which is subject to completing final documentation) with HSH Nordbank AG. Subject to completing final documentation with HSH Nordbank AG, all the covenant breaches were remediated or waived. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

After the effect of these agreements the working capital deficit becomes approximately $20 million as of December 31, 2015.

We were in breach of the covenants contained in the DVB Loan Agreement and the HSH Loan Agreement.

As of December 31, 2015, the Company was in breach of the financial covenants included in all of its loan agreements, the total outstanding balance of those loans was classified under current liabilities, except for the outstanding balance with Firment Trading Limited.

We received relaxations and/or waivers regarding the covenants contained in the DVB Loan Agreement and HSH Loan Agreement in April 2016. Our supplemental agreement with HSH Nordbank AG is subject to completing final documentation. The relaxations and/or waivers conditionally provide for the suspension of certain financial covenants, including maintaining a minimum liquidity and minimum net worth, and allows for certain payments of dividends.

See “Item 5.B Liquidity and Capital Resources – Indebtedness.”

All our loan arrangements with third parties (that is, all of our loan arrangements other than the Firment Credit Facility and the Silaner Credit Facility, which are both affiliates of our chairman Mr. George Feidakis) contain cross-default provisions that provide that if we are in default under any of our loan arrangements, the lender of another loan arrangement can declare a default under its other loan arrangement, which could result in our default of all of our loan arrangements. Because of the presence of cross-default provisions in these loan arrangements, the refusal of any lender to grant or extend a relaxation or waiver could result in most of our indebtedness being accelerated, notwithstanding that other lenders have relaxed or waived covenant defaults under their respective loan arrangements. Our supplemental agreement with HSH Nordbank AG is subject to completing final documentation.

As of the date of this annual report on Form 20-F, none of our lenders had declared an event of default under the relevant loan agreements for which we were not in compliance as of December 31, 2015.

Restrictive covenants in the DVB Loan Agreement and the HSH Loan Agreement may impose financial and other restrictions on us, including cross-default provisions, and we cannot assure you that we will be able to borrow funds from future debt arrangements.

The DVB Loan Agreement and the HSH Loan Agreement impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

➢	create or permit liens on our assets;

➢	engage in mergers or consolidations;

➢	change the flag or classification society of our vessels;

➢	pay dividends; and

➢	change the management of our vessels.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, the DVB Loan Agreement and the HSH Loan Agreement will, and future credit arrangements will likely, require us to maintain specified financial ratios and satisfy financial covenants during the remaining terms of such agreements, some of which are based upon the market value of our fleet. If the market value of our fleet declines sharply, we may not be in compliance with certain provisions of the DVB Loan Agreement and the HSH Loan Agreement, and we may not be able to refinance our debt or obtain additional financing. The market value of dry bulk vessels is sensitive, among other things, to changes in the dry bulk charter market, with vessel values deteriorating in times when dry bulk charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the dry bulk market, along with the oversupply of dry bulk carriers and the prevailing difficulty in obtaining financing for vessel purchases, have adversely affected dry bulk vessel values, including the vessels in our fleet. As a result, we may not meet certain minimum asset coverage ratios and other financial ratios which are included in our loan arrangements.

For a more detailed discussion on our loan covenants, including breaches of them and relaxations and/or waivers we obtained, see “Item 5.B Liquidity and Capital Resources—Indebtedness.”

Events beyond our control, including changes in the economic and business conditions in the shipping sectors in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy these requirements or that our lenders will remediate or waive any failure to do so.

If an event of default occurs under the DVB Loan Agreement or the HSH Loan Agreement the respective lender could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Furthermore, each of our loan arrangements with third parties contains a cross-default provision that may be triggered by a default under any of our other loans (This excludes the unsecured credit facility with Firment Trading Limited and Silaner Investments Limited, which are both affiliates of our chairman Mr. George Feidakis.) A cross-default provision means that a default on one loan could result in a default on all of our other loans. Because of the presence of cross-default provisions in these secured loan arrangements, the refusal of any one lender to grant or extend a relaxation or waiver could result in most of our indebtedness being accelerated even if our other secured lenders have relaxed or waived covenant defaults under their respective loan arrangements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, and our ability to conduct our business would be severely impaired.

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

We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under the DVB Loan Agreement, the HSH Loan Agreement, the Firment Credit Facility or Silaner Credit Facility or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to refinance the DVB Loan Agreement, the HSH Loan Agreement, the Firment Credit Facility and the Silaner Credit Facility or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under the DVB Loan Agreement, the HSH Loan Agreement, the Firment Credit Facility and the Silaner Credit Facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

In December 2013, we entered into a credit facility for up to $4.0 million with Firment Trading Limited, a company related to us through common control, for the purpose of financing its general working capital needs. During December 2014, the credit limit of the facility increased from $4.0 to $8.0 million, and in December 2015 the credit limit of the facility increased from $8.0 to $20.0 million. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a company related to us through common control. We have the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period, in multiples of $0.1 million. Currently, we have $15.9 million drawn under the Firment Credit Facility. Any prepaid amount can be re-borrowed in accordance with the terms of the Firment Credit Facility. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

In February 2015, we entered into a new loan agreement with HSH Nordbank AG, the HSH Loan Agreement, for up to $30.0 million for the purpose of a partial refinancing of our then existing credit facility with Credit Suisse AG. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. We were in breach of covenants contained in this agreement as of December 31, 2015, and have agreed with HSH to relax or waive certain provisions thereof. Our supplemental agreement with HSH Nordbank AG is subject to completing final documentation.

It was agreed that the Company would receive relaxations and/or waivers or covenant amendments until March 2017 regarding the financial covenants contained in the HSH Loan Agreement. More specifically we agreed:

•	the aggregate fair market value of the mortgaged vessels must equal or exceed 60% of the outstanding balance under the loan agreement instead of 125%;
•	the ratio of Globus’s total liabilities to its market adjusted total assets shall always be not higher than 200% instead of 75%;
•	the Company’s requirement to maintain a minimum market adjusted net worth of more than or equal $30 million was waived;
•	the vessel owning subsidiaries must each maintain a minimum liquidity of $70,000 in an account pledged to the bank instead of $250,000; and
•	The requirement that Globus maintain a minimum liquidity of greater than 5% of its consolidated indebtedness was waived. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

In January 2016, we entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a company related to us through common control, for the purpose of financing its general working capital needs. Currently, we have $2.15 million drawn under the Silaner Credit Facility. Any prepaid amount can be re-borrowed in accordance with the terms of the Silaner Credit Facility. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

We may not finalize documentation on our April 2016 loan modification from HSH.

In April, 2016 we reached an agreement in principle with HSH which, among other matters, modified our loan repayment schedule and relaxed or waived what would have otherwise been violations of loan covenants. We intend to complete the formal documentation of this arrangement and have no reason to believe that HSH does not similarly intend to do so.

If we are unable to complete formal documentation of this agreement, and are unable to enforce the terms of the agreement in principle or to otherwise refinance the HSH Loan Agreement or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans, and we would be in breach of the covenants under the HSH Loan Agreement. Even if we enforce the terms that we believe have been agreed, such may take a fair amount of time and expense to accomplish.

In addition, debt service payments under the HSH Loan Agreement may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

Our common shares may be delisted from Nasdaq, which could affect its market price and liquidity.

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, and a market value of publicly held securities of $1 million), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. In such event, Nasdaq rules permit us to appeal any delisting determination to a Nasdaq Hearings Panel. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares would breach a number of our credit facilities and loan arrangements, some of which contain cross default provisions. There could also be adverse tax consequences—please read “Item 10.E Taxation – United States Tax Considerations - United States Federal Income Taxation of United States Holders – Distributions” for further information.

In October 2015, when the Company’s common shares traded on the Nasdaq Global Market, the Company received written notification from the Nasdaq Stock Market dated October 22, 2015 indicating that because the market value of the Company's publicly held common stock ("MVPHS") for the previous 30 consecutive business days was below the minimum requirement of $5,000,000, the Company no longer met the minimum MVPHS continued listing requirement for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(C). Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company was granted a grace period of 180 calendar days (or until April 19, 2016) to regain compliance with Nasdaq's MVPHS requirement. Furthermore, in November 2015, the Company received written notification from the Nasdaq Stock Market dated November 9, 2015 indicating that because the closing bid price of the Company’s common stock for the previous 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price continued listing requirement for the Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until May 9, 2016. Subsequent to these two events the Company monitored closely both its MVPHS and closing bid price and looked into ways of curing both deficiencies. The Company transferred from the Nasdaq Global Market to the Nasdaq Capital Market, where the MVPHS requirement is only $1,000,000. The Company’s common shares commenced trading on the Nasdaq Capital Market on April 11, 2016. However, the Company is still facing the bid price requirement deadline of May 9, 2016. If at that time, and as per the November 9, 2015 letter the Company received, it meets the $1,000,000 MVPHS and all other initial listing standards (except the bid price) then the Company will receive a written notification from Nasdaq confirming its eligibility for a second grace period of 180 days. The Company deems it in the best interest of its shareholders to remain listed and currently intends to do so by providing a written notice to Nasdaq of its intention to effect a reverse stock split if necessary.

We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

Our strategy involves employing our vessels primarily on time charters generally with durations between three months and five years. As of December 31, 2015, all of our vessels were employed on short-term time charters or on spot charters. Although time charters with durations of one to five years may provide relatively steady streams of revenue, if our vessels were committed to such charters they may not be available for re-chartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The market is volatile, and in the past charter rates have declined below operating costs of vessels and such is currently the case. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay dividends, or both.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

As we expand our business, we may have difficulty improving our operating and financial systems and recruiting suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we seek to expand our internal technical management capabilities and our fleet, we or our crewing agents may need to recruit suitable additional seafarers and shore based administrative and management personnel. We cannot guarantee that we or our crewing agents will be able to hire suitable employees or a sufficient number of employees if and as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to develop and maintain effective financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced or eliminated.

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

Our vessels are manned by masters, officers and crews (totaling 133 as of December 31, 2015). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2015 and 2014, the weighted average age of the vessels in our fleet was 7.4 and 8.1 years, respectively. As of March 31, 2016, the weighted average age of the five vessels we own was 8.1. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

We may have difficulty managing our planned growth properly.

Any future acquisitions of additional vessels will impose additional responsibilities on our management and staff and may require us to increase the number of our personnel. In the event of a future acquisition of additional vessels, we will also have to increase our customer base to provide continued employment for the new vessels.

We intend to continue to stabilize and then to try to grow our business through disciplined acquisitions of vessels that meet our selection criteria and newly built vessels if we can negotiate attractive purchase prices. Our future growth will primarily depend on:

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

For example, in January 2013, tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities.

The Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.

Globus Shipmanagement Corp., our Manager, has an office in Greece. As a result of the ongoing economic slump in Greece and the capital controls imposed by the government in June 2015, our Manager may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, renewed political uncertainty and social unrest due to the worsening economic conditions and the growing refugee population in the country may undermine Greece's political and economic stability and may lead it to exit the Eurozone, which may adversely affect the operations of our Manager located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt the operations of our Manager.

We rely on our information systems to conduct our business.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

We expect that a limited number of financial institutions will hold our cash including financial institutions that may be located in Greece.

We expect that a limited number of financial institutions will hold all of our cash, including some institutions located in Greece. Our bank accounts are with banks in Switzerland, Germany and Greece. Of the financial institutions located in Greece, none are subsidiaries of international banks. We do not expect that these balances will be covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

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

We are not in compliance with our loan covenants, and were we to receive a notice of default and be unable to cure it under the terms of our loan covenants, we may be forbidden from issuing dividends. There can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency at all. Our policy is, to the extent permitted by law and applicable contractual obligations, to declare and pay to holders of our shares a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of this annual report on Form 20-F. The DVB Loan Agreement and the HSH Loan Agreement also prohibit our declaration and payment of dividends under some circumstances. Under each of the DVB Loan Agreement and the HSH Loan Agreement we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under the DVB Loan Agreement and the HSH Loan Agreement. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. We may also enter into new financing or other agreements that may restrict our ability to pay dividends. In addition, we may pay dividends to the holders of our Series A Preferred Shares prior to the holders of our shares.

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

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

➢	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

➢	the level of our operating costs;

➢	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

➢	vessel acquisitions and related financings;

➢	restrictions in the DVB Loan Agreement and the HSH Loan Agreement and in any future debt arrangements;

➢	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;

➢	prevailing global and regional economic and political conditions;

➢	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

➢	our overall financial condition;

➢	our cash requirements and availability;

➢	the amount of cash reserves established by our board of directors; and

➢	restrictions under Marshall Islands law.

Marshall Islands law generally prohibits the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient funds, surplus, or net profits to make distributions.

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

Under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and we may also be required to include, in our future annual reports, a related attestation of our independent registered public accounting firm. Our Manager, Globus Shipmanagement, will provide substantially all of our financial reporting, and we will depend on the procedures it has in place. If in such annual reports on Form 20-F our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common shares.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

As of December 31, 2015 and December 31, 2014, the vessels in our current fleet had a weighted average age of 7.4 and 8.1 years, respectively. The weighted average of the vessels we own as of March 31, 2016 was 8.1 years. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

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

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2015, 2014 and 2013, we derived substantially all of our revenues from approximately 32, 33 and 18 customers, respectively, and approximately 36%, 54% and 60%, respectively, of our revenues during those years, were derived from four customers. If one or more of our customers that contribute to a significant part of our revenues is unable to perform under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

In addition, we are earning management fees on the m/v Energy Globe. If that vessel is sold, we will likely stop acting as manager and will no longer receive management fees for this service.

We will earn income in 2016 by managing a third party vessel.

We currently earn $900 per day to manage the m/v Energy Globe as further described in “Item 4.A - History and Development of the Company.” If the ship is sold or if the current owner does not believe that we are providing adequate or economical management services, it may terminate the ship management agreement, and we will no longer be earning this additional revenue. The loss of this revenue could negatively impact us.

The superior voting rights of our Class B shares, if issued, may limit our common shareholders’ ability to influence corporate matters.

We currently have no Class B shares outstanding. Under our articles of incorporation, our Class B shares have 20 votes per share, and our common shares have one vote per share.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2015 and 2014 we incurred approximately 18% and 20%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

Our chairman of the board of directors beneficially owns a majority of our total outstanding common shares and controls matters on which our shareholders are entitled to vote.

As of December 31, 2015, Mr. George Feidakis, the chairman of our board of directors, beneficially owns a majority of our outstanding common shares. Please read “Item 7.A. Major Shareholders.” Until such time that we issue additional securities or Mr. George Feidakis sells all or a portion of his common shares, Mr. George Feidakis can control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Mr. George Feidakis may be different from your interests.

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

Furthermore, as of December 31, 2015, Mr. George Feidakis, the chairman of our board of directors, beneficially owns a majority of our outstanding common shares. Please read “Item 7.A. Major Shareholders.” Where a substantial percentage of the shares of publicly traded companies are held by a small number of shareholders, the shares may have a lower trading volume than similarly-sized publicly traded companies. Until such time as we issue additional securities or Mr. George Feidakis sells all or a portion of his common shares, we may have a lower trading volume than similarly-sized companies, which means shareholders who buy or sell relatively small amounts of our common shares could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be.

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

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies. The imposition of Ukrainian-related economic sanctions on Russian persons, first imposed in March 2014, is an example of economic sanctions with a potentially widespread and unpredictable impact on shipping. Certain of our charterers or other parties with whom we have entered into contracts regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. government, the European Union and/or other international bodies relating to the annexation of Crimea by Russia in 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

There can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Even inadvertent violations of economic sanctions can result in the imposition of material fines and restrictions and could adversely affect our business, financial condition and results of operations, our reputation, and the market price of our common shares.

Our vessels may call on ports subject to economic sanctions or embargoes.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. On May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars.

On July 14, 2015, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action, or the JCPOA, which is intended to restrict significantly Iran’s ability to develop and produce nuclear weapons while simultaneously easing sanctions directed at non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, the United States joined the EU and the United Nations in lifting a significant number of sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently “lifted” until the earlier of October 18, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future as such regulations and sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are subject to Marshall Islands corporations law, which is not well-developed.

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

We redomiciled into the Marshall Islands and our subsidiaries are incorporated under the laws of the Marshall Islands or Malta, we have limited operations in the United States and we maintain limited assets, if any, in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. The Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would accept, or be entitled to accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

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

As of December 31, 2015, our issued and outstanding capital stock consisted of 10,319,151 common shares and 2,567 Series A Preferred Shares.

On April 11, 2016, our common shares began trading on the Nasdaq Capital Market instead of the Nasdaq Global Market.

Our executive office is located at the office of Globus Shipmanagement Corp., which we refer to as our Manager, at 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece. Our telephone number is +30 210 960 8300. Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. and our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. We maintain our website at www.globusmaritime.gr. Information that is available on or accessed through our website does not constitute part of, and is not incorporated by reference into, this annual report on Form 20-F.

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

As of December 31, 2014 and 2013 our fleet comprised a total of seven dry bulk vessels, consisting of two Panamax, four Supramaxes and one Kamsarmax, with a weighted average age of approximately 8.1 and 7.1 years, respectively, and a total carrying capacity of 452,886 dwt.

In July 2015, we sold “Tiara Globe”, a 1998-built Panamax. As of December 31, 2015, our fleet comprised a total of six dry bulk vessels, consisting of one Panamax, four Supramaxes and one Kamsarmax, with an average age of 7.4 years and carrying capacity of 379,958 dwt. The weighted average age of the vessels we owned as of March 31, 2016 was 8.1 years, and their carrying capacity was 300,571 dwt.

In March 2016, we sold all of the shares of Kelty Marine Ltd., the owner of the m/v Energy Globe, to an unrelated third party. We reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement in March 2016. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million in return for the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708. If the total amount of cash and bank balances and bank deposits exceeds $10 million in the aggregate as declared on June 30, 2016 then we must pay to Commerzbank any excess amounts. If there is no excess, Globus will be released from its guarantee.

As of March 31, 2016, our fleet comprised a total of five dry bulk vessels consisting of one Panamax and four Supramaxes.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the previous three fiscal years, consisted of deferred drydocking costs of $1.6 million in 2015, deferred drydocking costs of $1.5 million in 2014, and deferred drydocking costs of $0.8 million in 2013.

B.  Business Overview

We are an integrated dry bulk shipping company, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Our Manager also manages one dry bulk vessel that we do not own. We intend to grow our fleet through timely and selective acquisitions of modern vessels in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which we refer to as our Manager, which provides in-house commercial and technical management for our vessels and for one vessel that we used to own but recently sold. Our Manager has entered into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services, and has also entered into a shipmanagement agreement with Kelty Marine Ltd., which is no longer owned by us, after its sale to an unrelated third party.

The following table presents information concerning the vessels we own:

Vessel	Year Built	Flag	Direct Owner	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627
m/v Sky Globe	2009	Marshall Islands	Domina Maritime Ltd.	Taizhou Kouan	Supramax	May 2010	56,855
m/v Star Globe	2010	Marshall Islands	Dulac Maritime S.A.	Taizhou Kouan	Supramax	May 2010	56,867
m/v Moon Globe	2005	Marshall Islands	Artfull Shipholding S.A.	Hudong-Zhonghua	Panamax	June 2011	74,432
m/v Sun Globe	2007	Malta	Longevity Maritime Limited	Tsuneishi Cebu	Supramax	September 2011	58,790
					Total:		300,571

We own each of our vessels through separate, wholly owned subsidiaries, five of which are incorporated in the Marshall Islands, and one of which is incorporated in Malta. All of our Supramax vessels are geared. Geared vessels can operate in ports with minimal shore-side infrastructure. Due to the ability to switch between various dry bulk cargo types and to service a wider variety of ports, the day rates for geared vessels tend to have a premium.

Our Manager also manages the m/v Energy Globe, a 2010-built Kamsarmax with 79,387 dwt capacity, that we sold to an unrelated third party in March 2016 when we reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million in return for the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708. If the total amount of cash and bank balances and bank deposits exceeds $10 million in the aggregate then we must pay to Commerzbank any excess amounts. If there is no excess, Globus will be released from its guarantee.

We budget 20 days per year in drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

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

Basic Hire Rate and Term

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable semi-monthly or 15 days, in advance, in U.S. dollars as specified in the charter. As of December 31, 2015, we had no vessel under a time charter.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During the 2015 year, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own are eliminated upon consolidation of our accounts.

After its sale to an unrelated third party, Kelty Marine Ltd., owner of the m/v Energy Globe, pays Globus Shipmanagement $900 per day to manage its vessel. These fees will not be eliminated upon consolidation of our accounts, as Kelty Marine Ltd. is no longer owned by Globus Maritime Limited.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2015, we paid commissions ranging from 1.25% to 5.00% relevant to each time charter agreement then in effect.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. During 2009, 2010 and 2011, the BDI remained volatile. During 2009, the BDI reached a low of 772 in January 2009 and a high of 4,661 in November 2009. During 2010, the BDI reached a high of 4,209 in May 2010 and a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,042 on February 4, 2011 to a high of 2,173 on October 14, 2011. The BDI continued to decline during the start of 2012 reaching a 26-year low of 647 on February 3, 2012 and thereafter increased to a high of 1,165 on May 8, 2012. During 2013, the BDI remained volatile reaching a low of 698 on January 2, 2013 and improved to 2,337 as of December 12, 2013, while volatility continued during 2014 with BDI reaching its highs of 2,113 in January 2, 2014 and its lows of 723 in July 22, 2014. The BDI reached as high as 1,222 in August 5, 2015 and a new all-time low of 471 in December 16, 2015. From January 1 to March 31, 2016, the BDI has ranged from a high of 473 on January 4, 2016 to a new all-time low of 290 on February 11, 2016.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All the vessels that we own and operate or manage are certified as being “in class” by Nippon Kaiji Kyokai (Class NK), DNV GL, Bureau Veritas or Rina Services SPA. Typically, all new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

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

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	December 2017	December 2017	Class NK
m/v Sky Globe	December 2017	November 2019	DNV GL
m/v Star Globe	July 2018	May 2020	DNV GL
m/v Moon Globe	June 2017	November 2020	Class NK
m/v Sun Globe	August 2017	August 2017	Bureau Veritas

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

To the extent that we experience either a supplementary or an overspill call, our policy is to expense such amounts. To the extent that the Club depends on funds paid in calls from other members in our industry, if there were an industry-wide slow-down, other members might not be able to meet the call and we might not receive a payout in the event we made a claim on a policy.

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

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. . In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. On December 12, 2015 the Paris Agreement was adopted by 195 countries. The Paris Agreement (which is also non-binding) deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to well below 2˚ Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014 the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of vessels. Work on the development of such a system continued during 2015.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU recently adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of carbon dioxide emissions from vessels (or the MRV Regulation), which was published in the Official Journal on May 19, 2015 and entered into force on July 1, 2015. The MRV Regulation is to apply to all vessels over 5,000 gross tonnage (except for a few types, such as, amongst others, warships and fish catching or processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018.. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. In the United States, the U.S. Environmental Protection Agency, or EPA, issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business through increased compliance costs or additional operational restrictions that we cannot predict with certainty at this time.

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

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of vessels’ ballast water and sediments. The BWM Convention’s implementing regulations require vessels to conduct ballast water management in accordance with the standards set out in the convention, which include performance of ballast water exchange in accordance with the requirements set out in the relevant regulation and the gradual phasing in of a ballast water performance standard which requires ballast water treatment and the installation of ballast water treatment systems on board the vessels. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35.0% of the gross tonnage of the world’s merchant shipping. Under the BWM Convention, vessels are required to implement a Ballast Water and Sediments Management Plan, carry a Ballast Water Record Book and an International Ballast Water Management Certificate. The BWM Convention has not come into force yet as although more than 30 states have adopted it to date, their combined merchant fleets currently constitute less than 35% of the gross tonnage of the world’s merchant fleet.

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

Commission Regulation (EU) No 802/2010, which was adopted by the European Commission in September 2010, as part of the implementation of the Port State Control Directive and came into force on January 1, 2011, as subsequently amended by Regulation 1205/2012 of December 14, 2012, introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by being subjected to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection are to be subjected to a greater frequency of official inspections of their vessels.

By Directive 2009/15/EC of April 23, 2009 (on common rules and standards for ship inspection and survey organizations and for the relevant activities of maritime administrations) as amended by Directive 2014/111/EU of December 17, 2014, the European Union has established measures to be followed by the Member States for the exercise of authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties.

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

Compliance Enforcement

The flag state, as defined by the United Nations Convention on the Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all vessels granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” issued by the International Chamber of Shipping in cooperation with other international shipping associations evaluates flag states based on factors such as port state control record, ratification of major international maritime treaties, use of recognized organizations conducting survey work on their behalf which comply with the IMO guidelines, age of fleet, compliance with reporting requirements and participation at IMO meetings. The vessels that we operate are flagged in the Marshall Islands and Malta. Marshall Islands- and Malta-flagged vessels have historically received a good assessment in the shipping industry.

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

The OPA limits the liability of responsible parties to the greater of $1,100 per gross ton or $939,800 per non-tank vessel (subject to possible adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility for containerships in the amount of $1,400 per gross ton, which includes the OPA limitation on liability of $1,100 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty.

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

The VGP application procedure, known as the Notice of Intent, or NOI, may be accomplished through the “eNOI” electronic filing interface. We submitted NOIs for all our vessels to which the CWA applies. The Vessel General Permit contains limits on effluents, and specific measures with respect to ships operating on the Great Lakes.

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

In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems. The rule went into effect in June 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s Ballast Water Management Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard. The rule requires installation of Coast Guard approved ballast water management systems by new vessels constructed on or after December 1, 2013, and existing vessels as of their first drydocking after January 1, 2016. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard.

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

International Laws Governing Civil Liability to Pay Compensation or Damages

Although the United States is not a party to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the 1992 Protocol and further amended in 2000, or the CLC (which has been adopted by the IMO and sets out a liability regime in relation to oil pollution damage), many countries are parties and have ratified either the original CLC or its 1992 Protocol. Under the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters or, under the 1992 Protocol, in the exclusive economic zone or equivalent area, of a contracting state by discharge of persistent oil, subject to certain defenses and subject to the right to limit liability. The original CLC applies to vessels carrying oil as cargo and not in ballast, whereas the CLC as amended by the 1992 Protocol applies to tanker vessels and combination carriers (i.e., vessels which sometimes carry oil in bulk and sometimes other cargoes) but only when the latter carry oil in bulk as cargo and during any voyage following such carriage (to the extent they have oil residues on board). The limits on liability are based on the use of the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under the 2000 amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.710181 per dollar on April 26, 2016. Under the original CLC, the right to limit liability is forfeited where the incident causing the damage is caused by the owner’s actual fault or privity and under the 1992 Protocol where the relevant incident is caused by the owner’s personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the regime adopted by the IMO.

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

C.  Organizational Structure

Globus Maritime Limited is a holding company. As of April 22, 2016, Globus wholly owns six operational subsidiaries, five of which are Marshall Islands corporations and one of which is incorporated in Malta. Five of our operational subsidiaries each own one vessel and our sixth operational subsidiary, our Manager, provides the technical and day-to-day commercial management of our fleet and to one vessel that we sold to an unrelated third party in March 2016. Our Manager maintains ship management agreements with each of our vessel-owning subsidiaries as well as with the third party vessel that it manages. For additional information about these subsidiaries, see “Exhibit 8.1 Subsidiaries of Globus Maritime Limited”.

D.  Property, Plants and Equipment

In August 2006, our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a company related to us through common control. Rental expense was €14,578 per month until December 31, 2015. The rental agreement provided for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract ran for nine years and could have been terminated by us with six months’ notice, and terminated at the end of 2015. We renewed the rental agreement at a monthly rate of €10,360, but otherwise on substantially similar terms. We do not presently own any real estate. As of December 31, 2015, we owed Cyberonica approximately $191,000 of back rent.

For information about our vessels and how we account for them, see “Item 5. Operating and Financial Review and Prospects. A. Operating Results – Results of Operations – Critical Accounting Policies – Impairment of Long-Lived Assets.” Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various loan and credit facilities.

For further details regarding our loan agreements and credit facilities, please see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

We have no manufacturing capacity, nor do we produce any products.

We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this annual report on Form 20-F. We believe that the following discussion contains forward-looking statements that involve risks and uncertainties. Actual results or plan of operations could differ materially from those anticipated by forward-looking information due to factors discussed under “Item 3.D.  Risk Factors” and elsewhere in this annual report on Form 20-F. Please see the section “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

A.  Operating Results

Overview

We are an integrated dry bulk shipping company, which began operations in September 2006, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally, and we manage one ship that we do not own. Following the conclusion of our initial public offering on June 1, 2007, our common shares were listed on the AIM under the ticker “GLBS.L.” On July 29, 2010, we effected a one-for-four reverse stock split, with our issued share capital resulting in 7,240,852 common shares of $0.004 each. On November 24, 2010, we redomiciled into the Marshall Islands pursuant to the BCA and a resale registration statement for our common shares was declared effective by the SEC. Once the resale registration statement was declared effective by the SEC, our common shares began trading on the Nasdaq Global Market under the ticker “GLBS.” We delisted our common shares from the AIM on November 26, 2010.

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. As of December 31, 2015, our issued and outstanding capital stock consisted of 10,319,151 common shares and 2,567 Series A Preferred Shares.

As of December 31, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,664 dwt. In March 2011, we purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named “Sun Globe.” In May 2011, we purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named “Moon Globe.” As of December 31, 2014 and 2013, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt.

In July 2015, we sold “Tiara Globe”, a 1998-built Panamax. As of December 31, 2015 our fleet comprised a total of six dry bulk vessels, consisting of one Panamax, four Supramaxes and one Kamsarmax, with an average age of 7.4 years and carrying capacity of 379,958 dwt.

In March 2016, we reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million in return for the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708. If the total amount of cash and bank balances and bank deposits exceeds $10 million in the aggregate as declared on June 30, 2016 then we must pay to Commerzbank any excess amounts. If there is no excess, Globus will be released from its guarantee.

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

The average number of vessels in our fleet for the year ended December 31, 2015 was 6.5, and for the years ended December 31, 2014 and 2013 was 7.0.

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., our Manager, who provides in-house commercial and technical management services to our vessels and to one third-party owned ship which was previously owned by us until March 2016. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide such services as well to the owner of the ship that it manages but is not owned by us.

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

	Year Ended December 31,
	2015	2014	2013	2012	2011
Ownership days	2,380	2,555	2,555	2,562	2,125
Available days	2,336	2,513	2,527	2,498	2,111
Operating days	2,252	2,500	2,486	2,471	2,083
Bareboat charter days	22	365	365	366	365
Fleet utilization	96.4%	99.5%	98.4%	98.9%	98.7%
Average number of vessels	6.5	7.0	7.0	7.0	5.8
Daily time charter equivalent (TCE) rate	$4,333	$7,969	$9,961	$10,660	$15,619

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

The following table reflects the calculation of our daily TCE rates for the periods indicated.

	Year ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2015	2014	2013	2012	2011

Revenue	12,715	26,378	29,434	32,197	35,559
Less: Voyage expenses	2,384	4,254	2,892	4,450	3,283
Less: bareboat charter net revenue	304	5,006	5,006	5,020	5,006
Net revenue excluding bareboat charter net revenue	10,027	17,118	21,536	22,727	27,270
Available days net of bareboat charter days	2,314	2,148	2,162	2,132	1,746
Daily TCE rate	4,333	7,969	9,961	10,660	15,619

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

If we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

➢	obtain the charterer’s consent to us as the new owner;

➢	obtain the charterer’s consent to a new technical manager;

➢	in some cases, obtain the charterer’s consent to a new flag for the vessel;

➢	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

➢	replace all hired equipment on board, such as gas cylinders and communication equipment;

➢	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

➢	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

➢	implement a new planned maintenance program for the vessel; and

➢	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

➢	employment and operation of our dry bulk vessels and management of a vessel owned by a third party; and
➢	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our dry bulk vessels.

The employment and operation of our vessels and the vessel we manage require the following main components:

➢	vessel maintenance and repair;

➢	crew selection and training;

➢	vessel spares and stores supply;

➢	contingency response planning;

➢	onboard safety procedures auditing;

➢	accounting;

➢	vessel insurance arrangement;

➢	vessel chartering;

➢	vessel security training and security response plans (ISPS);

➢	obtaining ISM certification and audit for each vessel within the six months of taking over a vessel;

➢	vessel hire management;

➢	vessel surveying; and

➢	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

➢	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

➢	management of our accounting system and records and financial reporting;

➢	administration of the legal and regulatory requirements affecting our business and assets; and

➢	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

➢	rates and periods of hire;

➢	levels of vessel operating expenses, including repairs and drydocking;

➢	purchase and sale of vessels;

➢	management fees for any third party ships that we manage;

➢	depreciation expenses;

➢	financing costs; and

➢	fluctuations in foreign exchange rates.

Revenue

Overview

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. We also currently generate revenues by managing one vessel that we don’t own under a ship management agreement. Under a time charter, the charterer pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Under a bareboat charter, the charterer pays us a fixed daily charter hire rate and bears all voyage expenses, as well as the vessel’s operating expenses.

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

Our revenues in 2015, 2014 and 2013 decreased when compared to their respective prior year, mainly due to lower daily time charter and spot rates earned on average from our vessels on a year over year basis. We did not manage any vessels in 2015, 2014, or 2013, and therefore such is not discussed or analyzed in this section.

Employment of our Vessels

As of April 22, 2016, we employed our vessels as follows:

➢	m/v Star Globe – on a time charter with Cam Shipping Pte Ltd., that began in April 2016 and is expected to expire in May 2015, at the gross rate of $4,750 per day.

➢	m/v River Globe – on a time charter with Korea Line Corporation, Seoul, Korea, that began in March 2016 and is expected to expire in May 2016, at the gross rate of $4,500 per day.

➢	m/v Sky Globe – currently seeking employment.

➢	m/v Moon Globe – on a time charter with Windrose SDS Shipping & Trading S.A., that began in February 2016 and is expected to expire in May 2016, at the gross rate of $4,250 per day.

➢	m/v Sun Globe – on a time charter with Jaldhi, that began in March 2016 and is expected to expire in May 2016, at the gross rate of $5,000 per day.
61

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

For the year ended December 31, 2015 commissions amounted to $0.7 million. For the years ended December 31, 2014 and 2013, commissions amounted to $1.3 million each year, respectively.

We believe that the amounts and the structures of our commissions are consistent with industry practices.

These commissions are directly related to our revenues. We therefore expect that the amount of total commissions will increase if the size of our fleet grows as a result of additional vessel acquisitions and employment of those vessels.

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

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the fourth quarter of 2015 we reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $91,000 included in the consolidated statement of comprehensive loss/income for 2015.

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

Share Based Payments

We operate an equity-settled, share based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity.

Impairment Loss

We assess at each reporting date whether there is an indication that a vessel that we own may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

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

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements, including our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement, the HSH Loan Agreement, the Firment Credit Facility and the Silaner Credit Facility that we entered into in January 2016. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2015, 2014 and 2013, we had $78.6 million, $84.6 million and $91.5 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt as well as our available but undrawn Credit Facility, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2015 compared to the year ended December 31, 2014 and for the year ended December 31, 2014 compared to the year ended December 31, 2013. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2015 compared to the year ended December 31, 2014

As of December 31, 2015, our fleet consisted of six dry bulk vessels (four Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 379,958 dwt, while as of December 31, 2014 our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt. During the years ended December 31, 2015 and 2014 we had an average of 6.5 and 7.0 dry bulk vessels in our fleet, respectively.

During the year ended December 31, 2015, we achieved an operating loss of $29.7 million including an impairment loss from sale of vessel “Tiara Globe” of $7.7 million and impairment loss of vessel “Energy Globe” of $12.4 million, while during the year ended December 31, 2014, we achieved an operating profit of $5.2 million including a non-cash impairment gain from impairment reversal of $2.2 million.

Revenue. Revenue decreased by $13.7 million, or 52%, to $12.7 million in 2015, compared to $26.4 million in 2014 due to the unfavorable average shipping rates achieved by our vessels during 2015 compared to 2014. Net revenues (Revenues minus Voyage expenses) decreased by $11.8 million, or 53%, to $10.3 million in 2015, from $22.1 million in 2014. The decrease is primarily attributable to a decrease in average TCE rates due to unfavorable shipping rates. In 2015, we had total operating days of 2,252 and fleet utilization of 96.4%, compared to 2,500 operating days and a fleet utilization of 99.5% in 2014. We also had 2,380 ownership days in 2015 compared to 2,555 in 2014 due to the sale of m/v Tiara Globe in July 2015.

Voyage expenses. Voyage expenses decreased by $1.9 million, or 44%, to $2.4 million in 2015, compared to $4.3 million in 2014. The decrease is attributed to the decrease in bunkers expenses incurred during periods that our vessels were seeking employment by $1.2 million, or 44%, to $1.5 million in 2015, compared to $2.7 million in 2014.

Vessel operating expenses. Vessel operating expenses increased by $0.6 million, or 6%, to $10.3 million in 2015, compared to $9.7 million in 2014. The breakdown of our operating expenses for the year 2015 was as follows:

Crew expenses	57%
Repairs and spares	16%
Insurance	9%
Stores	9%
Lubricants	5%
Other	4%

Daily vessel operating expenses were $4,377 in 2015 compared to $4,432 in 2014, representing a decrease of 1% due to our continued efforts towards cost efficiency.

Depreciation. Depreciation increased by $0.5 million, or 8%, to $6.1 million in 2015, compared to $5.6 million in 2014 although the average number of vessels reduced due to the sale of m/v Tiara Globe in July 2015. This is attributed to the change of the scrap rate from $335/ton to $240/ton during the fourth quarter of 2015 due to the reduced scrap rates worldwide.

Amortization of fair value of time charter attached to vessels. Amortization of fair value of time charter attached to vessels during the years ended December 31, 2015 and 2014 were $41,000 and $746,000, respectively. Amortization refers to the fair value of above market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters. The time charter attached to m/v Moon Globe expired in June 2013. The time charter attached to the m/v Sun Globe expired in January 2015.

Administrative expenses payable to related parties. Administrative expenses payable to related parties decreased by $57,000, or 11%, to $465,000 in 2015 compared to $522,000 in 2014. Administrative expenses decreased due to changes in the Euro/U.S. dollar exchange rate relating to payments for our rent, directors and officers.

Administrative expenses. Administrative expenses decreased by $0.1 million, or 5% to $1.8 million in 2015 from $1.9 million in 2014 mainly due to the efforts of the Company to reduce its expenditures in this area.

Share-based payments. Share-based payments remained the same during both 2015 and 2014, which was $60,000.

(Impairment loss)/Reversal of impairment. During the year ended December 31, 2015, we recognized an impairment loss of $20.1 million; $7.7 million was attributed to the sale of m/v Tiara Globe and $12.4 million was recorded for m/v Energy Globe, as we concluded that the recoverable amount of the vessel was lower than its carrying amount. During the year ended December 31, 2014, we recognized an impairment reversal of $2.2 million with reference to the vessel m/v Tiara Globe. As of December 31, 2014, the Company decided that the vessel no longer met the criteria to be classified as held for sale and was subsequently measured at its recoverable amount at that date of $13.6 million resulting in an impairment reversal of $2.2 million.

Interest expense and finance costs. Interest expense increased by $0.7 million, or 33.3%, to $2.8 million in 2015, compared to $2.1 million in 2014. Our weighted average interest rate for 2015 was 3.05% compared to 2.22% during 2014. Total borrowings outstanding as of December 31, 2015 amounted to $78.6 million compared to $84.6 million as of December 31, 2014. The increase in interest expense is attributed to the increase of the weighted average interest rate for the year ended December 31, 2015, which was 3.05%, compared to the weighted average interest rate for the year ended December 31, 2014, which was 2.22%. All of our credit and loan facilities are denominated in U.S. dollars.

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

Revenue. Revenue decreased by $3.0 million, or 10%, to $26.4 million in 2014, compared to $29.4 million in 2013 due to the unfavorable average shipping rates achieved by our vessels during 2014 compared to 2013. Net revenues (Revenues minus Voyage expenses) decreased by $4.4 million, or 17%, to $22.1 million in 2014, from $26.5 million in 2013. The decrease is primarily attributable to a decrease in average TCE rates due to unfavorable shipping rates which effectively reduced our net revenues by approximately $4.3 million, assuming all other variables were held constant. TCE rates decreased due to the unfavorable average shipping rates achieved by our vessels and to an increase in our voyage expenses incurred during periods that our vessels were seeking employment. Revenue was further decreased by $0.1 million due to 1% decrease in our available days assuming all other variables were held constant. In 2014, we had total operating days of 2,500 and fleet utilization of 99.5%, compared to 2,486 operating days and a fleet utilization of 98.4% in 2013.

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

Reversal of impairment /(impairment loss). During the year ended December 31, 2014 we recognized an impairment reversal of $2.2 million with reference to the vessel m/v Tiara Globe. As of December 31, 2014 the Company decided that the vessel no longer met the criteria to be classified as held for sale and was subsequently measured at its recoverable amount at that date of $13.6 million resulting in an impairment reversal of $2.2 million. As of December 31, 2013, m/v Tiara Globe, classified as held for sale, was re-measured at fair value of $11.8 million, less estimated cost to sell of $0.4 million, less deferred drydocking costs of $0.8 million, which resulted in a gain of $1.7 million when compared to the fair value less costs to sell as of December 31, 2012.

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

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of those consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions and conditions.

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

These factors individually and collectively will have a significant effect on our financial condition and results of operations and on our ability to generate sufficient cash to repay our indebtedness as it becomes due. We plan to attempt to raise additional capital by selling securities through one or more private placement or public offerings, which may include a rights offering, or by borrowing additional funds. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized with, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. However, the doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors.

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

Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows for the first three years were determined by considering an estimate daily time charter equivalent based on the most recent blended (for modern and older vessels) one-year time charter rate available for each type of vessel. For the remaining useful life of the vessels the Company used the historical ten-year blended average one-year time charter rates substituting for the years 2007 and 2008 that were considered as extreme values, with the years 2004 and 2005. The rates were adjusted assuming an annual growth rate as published by the International Monetary Fund, net of commissions. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual inflation rate of approximately 4%. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with deadweight tonnage (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

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

During the year ended December 31, 2015, we recognized an impairment loss of $7.7 million due to the sale of m/v Tiara Globe and an impairment loss of $12.4 million for m/v Energy Globe as we concluded that the recoverable amount of the vessel was lower than its carrying amount.

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

As of December 31, 2015, we owned and operated a fleet of six vessels, with an aggregate carrying value of $110.1 million. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of the market values assume that the vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without any recommendations of any kind. Because vessel values are highly volatile, these estimates may not be indicative of either current or future prices that we could achieve if we were to sell any of the vessels. As our impairment test (as described in “—Impairment of Long-Lived Assets”) showed that the recoverable amount of m/v Energy Globe was lower than its carrying amount we recognized an impairment loss of $12.4 million. As of December 31, 2014, we believe that for all our vessels the basic charter-free market value less estimated costs to sell was lower than the vessel’s carrying value by approximately $30.9 million in the aggregate, however we did not proceed with the recording of an impairment as our impairment test showed that the vessels’ recoverable amounts exceeded their carrying amounts.

A vessel-by-vessel carrying value summary as of December 31, 2015 and 2014 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2015 (in millions of U.S. Dollars)	Carrying Value as of December 31, 2014 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	18.6	18.9
m/v Sky Globe	56,855	2009	May 2010	32.8	20.6	21.7
m/v Star Globe	56,867	2010	May 2010	32.8	20.1	20.7
m/v Sun Globe	58,790	2007	September 2011	30.3	20.0	21.1
m/v Tiara Globe(1)	72,928	1998	December 2007	66.8	-	13.6
m/v Moon Globe	74,432	2005	June 2011	31.4	17.9	19.1
m/v Energy Globe (ex Jin Star)	79,387	2010	June 2010	41.1	12.9	26.6
					110.1	141.7

(1) m/v Tiara Globe was sold in July 2015.

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

Vessels Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. During the fourth quarter of 2015 we reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $91,000 included in the consolidated statement of comprehensive loss/income for 2015.

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

Revenue: We typically generate our revenues from charterers for the charter hire of our vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income. Associated voyage expenses, which primarily consist of commissions, are recognized on a pro rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date. In 2016 certain revenues will be derived from managing a third party vessel.

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

B.  Liquidity and Capital Resources

As of December 31, 2015, we had $2.0 million of “cash and cash equivalents” that consisted of $0.25 million cash on hand and cash at banks and $1.75 million in bank deposits. In addition we had an amount of $5.4 million available to be drawn under the Firment Credit Facility.

As of December 31, 2015, we had an aggregate debt outstanding of $78.6 million, which included $27.3 million from HSH Facility, $15.7 million from the Kelty Loan Agreement, $21.0 million from the DVB Loan Agreement and $14.6 million from the Firment Credit Facility issued for the purpose of financing our general working capital needs.

As of December 31, 2014, we had $5.1 million of “cash and cash equivalents” that consisted of $4.0 million cash on hand and cash at banks and $1.1 million in bank deposits. In addition we had an amount of $0.5 million available to be drawn under the Firment Credit Facility.

As of December 31, 2014, we had an aggregate debt outstanding of $84.6 million, which included $35.0 million from our Credit Facility, $17.6 million from the Kelty Loan Agreement, $24.5 million from the DVB Loan Agreement and $7.5 million from the Firment Credit Facility issued for the purpose of financing our general working capital needs.

Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information about our loan agreements and credit facilities.

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

Since our operations began in 2006, we have financed our capital requirements mainly through equity subscriptions from shareholders, long-term bank debt and cash from operations, including cash from sales of vessels. To finance further vessel acquisitions of either new or secondhand vessels, we anticipate that our primary sources of funds will be our current cash, cash from continuing operations, additional indebtedness to be raised and, possibly, future equity or debt financings.

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt and non-current assets and associated liabilities classified as held for sale, amounted to a working capital deficit of $64.9 million as of December 31, 2015 and to a working capital deficit of $38.2 million as of December 31, 2014. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. We plan to attempt to raise additional capital by selling securities through one or more private placement or public offerings, which may include a rights offering, or by borrowing additional funds. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. However, the doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors.

Current liabilities as of December 31, 2015, include the total amount outstanding of $27.3 million with respect to the HSH Loan Agreement with HSH Nordbank AG, the total amount outstanding of $15.65 million with respect to the Kelty Loan Agreement with Commerzbank and the total amount of $21.0 million with respect to the DVB Loan Agreement with DVB Bank SE.

In December 2013, we entered into a credit facility for up to $4.0 million with Firment Trading Limited, a company related to us through common control, for the purpose of financing its general working capital needs. During December 2014, the credit limit of the facility increased from $4.0 to $8.0 million. During December 2015, the credit limit of the facility increased from $8.0 to $20.0 million. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a company related to us through common control. We have the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period, in multiples of $0.1 million. Currently, we have $15.9 million drawn under the Firment Credit Facility.

In January 2016, we entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a company related to us through common control, for the purpose of financing its general working capital needs. Currently, we have $2.15 million drawn under the Silaner Credit Facility. Any prepaid amount can be re-borrowed in accordance with the terms of the facility.

Based on the Company’s cash flow projections for the year ending December 31, 2016, cash on hand and cash generated from operating activities will not be sufficient for the Company to cover scheduled debt payments or finance its operations due in 2016. However, after the agreements reached with the banks and the new supplemental agreement with Firment Trading Limited and the new agreement with Silaner Investments Limited, the Company believes it will be in position to have sufficient liquidity to cover its debt payments and finance its operations until the end of 2016.

Cash Flows

Cash and cash equivalents were $2.0 million as of December 31, 2015, $5.1 million as of December 31, 2014 and $5.9 million as of December 31, 2013, while $0.25 million was cash on hand and cash at banks. $1.75 million, or 87.5% of our cash and cash equivalents, was in bank deposits at the end of 2015.

Restricted cash that consist of cash pledged as collateral was $0.5 at the end of 2015, $1.0 million at the end of 2014 and $1.0 million at the end of 2013. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash (Used In) / Generated From Operating Activities

Net cash generated used in operating activities in 2015 amounted to $0.1 million compared to net cash generated from operating activities of $9.5 million in 2014. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net cash generated from operating activities decreased by $2.9 million, or 23%, to $9.5 million in 2014, compared to $12.4 million in 2013. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net Cash (Used In)/ Generated From Investing Activities

Net cash generated from investing activities was $5.4 million during the year ended December 31, 2015, which was mainly attributable to $5.3 million net proceeds from sale of vessel.

We had no significant investing activities during 2014.

Net cash used in investing activities was $1.0 million during the year ended December 31, 2013, which was mainly attributable to $1.0 million time deposit with original maturity of more than three months.

Net Cash Used In Financing Activities

Net cash used in financing activities during the year ended December 31, 2015 amounted to $8.4 million and consisted of $45.5 million of indebtedness that we repaid under our existing credit and loan facilities, $0.5 million paid on our Series A Preferred Shares, a $0.5 million decrease of pledged bank deposits, $2.4 million of interest paid, reduced by $39.5 million in proceeds drawn from the Firment Credit Facility entered into for financing general working capital needs and from the HSH Loan Agreement entered into for part refinancing our then existing credit facility with Credit Suisse AG

Net cash used in financing activities during the year ended December 31, 2014 amounted to $9.3 million and consisted of $12.4 million of indebtedness that we repaid under our existing credit and loan facilities, $0.4 million paid on our Series A Preferred Shares, $2.0 million of interest paid, reduced by $5.5 million in proceeds drawn from the Firment Credit Facility entered into for financing general working capital needs.

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

As of December 31, 2015, 2014 and 2013, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement, HSH Loan Agreement and our Firment Credit Facility of an aggregate of $78.6 million, $84.6 million and $91.5 million, respectively.

Credit Facility

General

In November 2007, Globus Maritime Limited entered into a $120.0 million secured reducing revolving Credit Facility with Credit Suisse AG, which was supplemented from time to time. Our Credit Facility is available to us in connection with vessel acquisitions by our vessel-owning subsidiaries as well as for working capital purposes. During February 2015, we entered into a new loan agreement with HSH Nordbank AG, the HSH Loan Agreement, for up to $30.0 million for the purpose of part refinancing our existing Credit Facility with Credit Suisse AG. In March 2015, we prepaid $30.0 million to Credit Suisse AG, and the remaining amount outstanding of $5.0 million was paid in July 2015.

Our Credit Facility permitted us to borrow funds up to the reducing facility limit which began at $120.0 million and which was reduced on “Reduction Dates” every six months (in May and November) according to the following agreed schedule: (1) by $10.0 million on each of the first to fourth Reduction Dates, inclusive, (2) by $4.5 million on each of the fifth to fifteenth Reduction Dates, inclusive, and (3) by $30.5 million on the sixteenth and final Reduction Date, which was November 2015. Consequently, on every Reduction Date that the outstanding balance exceeded the applicable reduced facility limit, we were required to pay a principal installment to the bank to ensure that the outstanding balance remained at or below the applicable facility limit.

We were permitted to voluntarily prepay principal installments to the bank without penalty at any time between Reduction Dates. Such voluntarily prepaid principal amounts became undrawn amounts under the Credit Facility and we could have re-borrowed such amounts, or parts thereof, subject to the reducing facility limit. Our Credit Facility had commitment fees of 0.25% per annum on any undrawn amounts under the facility, other than undrawn amounts relating to approximately $14.9 million, in which the commitment fee was 0.5%. Interest on outstanding balances was historically payable at 0.95% per annum over LIBOR, except when the aggregate security value of the mortgaged vessels is more than 200% of the outstanding balances, in which case the interest was 0.75% per annum over LIBOR. The interest rate was changed as of March 31, 2014. Please see “–Revisions to Credit Facility” below.

Our ability to borrow amounts under our Credit Facility was subject to satisfaction of certain customary conditions precedent and compliance with terms and conditions included in our Credit Facility documentation. To the extent that the vessels in our fleet that secure our obligations under our Credit Facility were insufficient to satisfy minimum security requirements, we were required to grant additional security or obtain a waiver or consent from the lender.

Security

Our obligations under our Credit Facility were secured by a first preferred mortgage on four vessels (the m/v Tiara Globe, m/v River Globe, m/v Sky Globe and m/v Star Globe). Our Credit Facility was later secured by the m/v Tiara Globe. See “–HSH Loan Agreement.” Our Credit Facility was also secured by a first priority assignment of any time charter or other contract of employment of any vessel that acts as security, a first priority account pledge over the operating account of the vessel-owning company and an assignment of the vessel’s insurances and earnings. Each of the vessel-owning subsidiaries that owns a vessel pledged as security under our Credit Facility guaranteed our obligations under the facility. In February 2015, we paid down certain aspects of our Credit Facility, and certain of the security was released. See “–HSH Loan Agreement” for more information.

Covenants

Our Credit Facility contained financial and other covenants. During December 2012 and December 2014, we agreed with Credit Suisse to amend our Credit Facility and waive certain covenants, which agreements were memorialized by supplemental agreements in March 2013 and February 2015, respectively, covering the periods from December 28, 2012 to March 31, 2014 (“first waiver period”) and from December 31, 2014 to November 30, 2015 (“second waiver period”) respectively. The covenants as amended provided that:

➢	The aggregate charter free-market value of the mortgaged vessels during the first waiver period should have equaled or exceeded 110% (instead of 133%) of the outstanding balance under the facility, minus the aggregate amount, if any, standing to the credit of our operating accounts or any bank accounts opened with the lender, which are subject to an encumbrance in favor of the lender and designated as a “security account” by the lender for purposes of the Credit Facility. As of December 31, 2014 and 2013, the ratio was 181% and 172% respectively;

➢	During the first waiver period Credit Suisse fully waived the requirement that the ratio of our consolidated market adjusted net worth to our total assets should have exceeded 35% at all times. During the second waiver period Credit Suisse reduced its requirement to 15%. As of December 31, 2014 and 2013, the ratio was 29% and 37%, respectively, corresponding to a $11.3 million shortfall and a $5.3 million excess amount of the required amount based on the fair market value of the fleet respectively when compared to the original minimum requirement of 35%;

➢	During the first waiver period Globus should have had consolidated cash and cash equivalents, not less than the greater of (1) $5.0 million (instead of $10.0 million) and (2) the sum determined by the bank to be the aggregate of the total principal amount of all borrowed money and interest accruing thereon, payable by the Company and which falls due in the six-month period commencing on any relevant day. This minimum liquidity requirement however, was changed permanently as of March 31, 2014. Please see “–Revisions to Credit Facility” below;

➢	Globus was not permitted to pay dividends on its common shares during the first waiver period; Restriction on dividend payments was changed permanently as of March 31, 2014. Please see “–Revisions to Credit Facility” below;

➢	During the first waiver period, our Credit Facility bore interest at LIBOR plus a margin of 2.10% while during the second waiver period the facility to bear interest at LIBOR plus a margin of 2.00% on the amounts outstanding as of March 25, 2015 (“test date”). For any amounts prepaid before the test date, the facility to bear interest at LIBOR plus a margin of 1.20%; and

➢	Mr. George Feidakis maintains at least 35% of our total issued voting share capital.

Revisions to Credit Facility

During March 2014, the Company reached an agreement with Credit Suisse on permanently revising certain terms of our Credit Facility. The Company agreed with Credit Suisse that:

➢	The Company must maintain cash and cash equivalents of not less than $5.0 million conditional on the Company not declaring and paying dividends to common shareholders. In the event of dividend payment, the Company must maintain cash and cash equivalents of not less than $7.0 million and must maintain such amount during a continuous period of at least three months following the dividend payment, upon which the minimum amount will be reduced to the $5.0 million requirement.

➢	From March 31, 2014 onwards the Credit Facility bore interest at LIBOR plus a margin of 1.20%.

➢	The Company was prohibited from paying dividends to the holders of preferred shares in an amount that will exceed $0.5 million per fiscal year when cash and cash equivalents of the Company was less than $7.0 million.

Our Credit Facility also contained general covenants that required us to comply with the ISPS Code, carry all required licenses and provide consolidated financial statements to the bank. In addition, our Credit Facility included customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. We were permitted, prior to the supplemental agreements and revisions described above, to pay dividends in respect of any of our financial quarters (other than during the waiver period described above) so long as we were not in default of our Credit Facility at the time of the declaration or payment of the dividends nor would a default occur as a result of the declaration or payment of such dividends.

As of December 31, 2014, we had a $35.0 million outstanding balance under our Credit Facility which was equal to our Credit Facility. Our Credit Facility was fully repaid in 2015.

During February 2015, we entered into a new loan agreement with HSH Nordbank AG, which we refer to as the HSH Loan Agreement, for up to $30.0 million for the purpose of a partial refinancing of our Credit Facility. In March 2015, we prepaid $30.0 million to Credit Suisse reducing the outstanding balance under the Credit Facility to $5.0 million which was settled in July 2015 from the proceeds from the sale of m/v Tiara Globe. With effect of the prepayment, Credit Suisse released its securities over m/v River Globe, m/v Star Globe and m/v Sky Globe as well as the securities over their respective vessel-owning subsidiaries. Our Credit Facility was fully repaid in 2015.

As of December 31, 2014 and 2013, we were in compliance with the covenants of our Credit Facility, as amended and in effect.

DVB Loan Agreement

In June 2011, Globus through its wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, entered into the DVB Loan Agreement for an amount up to $40.0 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. Globus acts as guarantor for this loan.

In June 2011, $19.0 million was drawn (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. Tranche A was originally payable in 30 quarterly installments of $440,000 and a balloon payment of $5.3 million payable together with the 30th and last installment payable in December 2018. Tranche A is now payable, subsequent to the third waiver described below, in 28 quarterly installments of $440,000 and a balloon payment of $6.18 million payable together with the 28th and last installment payable in December 2018. As of December 31, 2015, the outstanding principal balance of Tranche A was $10.58 million. The Company prepaid $880,000 in April 2016, with the next installment becoming due in March 2017.

In September 2011, $18.0 million was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. Tranche B was originally payable in 30 quarterly installments of $416,250 and a balloon payment of $5.0 million payable together with the 30th and last installment payable in March 2019. Tranche B is now payable, subsequent to the third waiver described below, in 28 quarterly installments of $416,250 and a balloon payment of $5.84 million payable together with the 28th and last installment payable in March 2019. As of December 31, 2015, the outstanding principal balance of Tranche B was $10.42 million. The Company prepaid $832,500 in April 2016 with the next installment becoming due in March 2017.

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

Covenants

The DVB Loan Agreement contains financial and other covenants. During December 2012 and December 2014, we agreed with DVB Bank to amend our loan agreement and waive certain covenants, which agreements were memorialized by supplemental agreements in April 2013, February 2015 and April 2016, respectively, covering the periods from December 31, 2012 to March 31, 2014 (“first waiver period”), from December 31, 2014 to March 30, 2016 (“second waiver period”) and from March 1, 2016 to March 31, 2017 (“third waiver period”), respectively. The covenants as in effect and as amended provided that:

➢	During the first waiver period the aggregate charter free-market value of the mortgaged vessels should have equaled or exceed 107% (instead of 120% during the first two years and 130% thereafter) of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank up to $1.0 million. During the second waiver period the required percentage was set at 110%. During the third waiver period the required percentage was set at 50%. As of December 31, 2015 and 2014, the aggregate fair market value of the Mortgaged vessels was approximately 92% and 137% respectively of the outstanding balance under the DVB Loan Agreement less any cash pledged to DVB Bank;

➢	A quarterly cash sweep mechanism was put into effect in April 2013 and implemented on all vessels mortgaged under the DVB Loan Agreement on an individual vessel basis until the security value equals or exceeds 130% of the loan outstanding. Under this mechanism, all earnings of these vessels after operating expenses, drydocking provision, general and administrative expenses and debt service, if any, are to be used as applied towards the balloon payment of the relevant tranche;

➢	During both the first and the second waiver periods Globus must maintain a minimum market adjusted net worth of more than $20.0 million (instead of $50.0 million) and a minimum liquidity of $5.0 million (instead of the lesser of $10.0 million and $1.0 million per vessel owned by us). As of December 31, 2014 the market adjusted net worth of Globus was $36.2 million. During the third waiver period the application of this clause is waived so long as Globus is not otherwise in default under the DVB Loan Agreement and no legal proceeding has been taken against it or any of its subsidiaries for an amount exceeding $500,000;
76

➢	During both the first and the second waiver periods the ratio of our market adjusted net worth to our total assets must be greater than 15% (instead of 35%). As of December 31, 2014 the ratio was 29% corresponding to $11.3 million shortfall of the required fair market value of the fleet respectively when compared to the original minimum requirement of 35%. During the third waiver period the application of this clause is waived so long as Globus is not otherwise in default under the DVB Loan Agreement and no legal proceeding has been taken against it or any of its subsidiaries for an amount exceeding $500,000;

➢	Globus was permitted to pay dividends on its common shares until the first waiver period provided that no event of default had occurred and was continuing at the time of declaration or payment of such dividends, nor would result from the declaration or payment of such dividends. During the first waiver period Globus may pay dividends to the holders of preferred shares in an aggregate amount that will not exceed $500,000 per fiscal year. During the third waiver period and at any time thereafter Globus is allowed to pay dividends to its shareholders provided that (i) no event of default has occurred and is continuing at the time of declaration or payment of such dividends, nor would result from the declaration or payment of such dividends and (ii) there is no less than $500,000 standing to the credit of each Minimum Liquidity Account at the time of declaration or payment of the dividends and (iii) the amount of each balloon payment is not more than $5,300,000 in respect of the Artful Advance and not more than $5,012,500 in respect of the Longevity Advance at the time of declaration or payment of the dividends; during the third waiver period and at any time thereafter each of Artful Shipholding S.A. and Longevity Maritime Limited is allowed to pay dividends to its shareholders provided that (i) no event of default has occurred and is continuing at the time of declaration or payment of such dividends, nor would result from the declaration or payment of such dividends and (ii) there is no less than $500,000 standing to the credit of each Minimum Liquidity Account and (iii) the amount of each balloon payment is not more than $5,300,000 in respect of the Artful Advance and not more than $5,012,500 in respect of the Longevity Advance;

➢	The vessel-owning subsidiaries that own a vessel pledged as security under the DVB Loan Agreement will each maintain a minimum liquidity of $500,000. During the third waiver period this obligation is waived and the amount deposited from time to time in such Account will not be more than $500,000 in aggregate;

➢	Mr. George Feidakis and Mr. George Karageorgiou maintain at least 35% of our total voting share capital; and

➢	We maintain our listing on a major stock exchange in the United States, Europe or Asia.

The amendments with respect to the first waiver are subject to $1.0 million prepayment, which was paid in April 2013. The prepayment was applied against the balloon payment.

The amendments with respect to the second waiver period are subject to a $3.4 million prepayment initially agreed to be paid no later than June 30, 2015, and subsequently verbally agreed to be paid at the dates of the original repayment schedule, and which we paid at such installment times.

The amendments with respect to the third waiver were subject to $1.7 million prepayment, which was paid in April 2016, and the number of quarterly payments and the amount of the balloon payments were revised (as described above). The prepayment was applied against the four consecutive quarterly installments following the prepayment.

As of December 31, 2014, we were in compliance with the loan covenants of the DVB Loan Agreement, as amended and in effect.

As of December 31, 2015, we were not in compliance with three loan covenants of the DVB Loan Agreement:

➢	The aggregate charter free-market value of the mortgaged vessels did not exceed 107% of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank up to $1.0 million. As of December 31, 2015, the ratio was approximately 92%.

➢	Globus should maintain a minimum market adjusted net worth of more than $20.0 million and a minimum liquidity of $5.0 million. As of December 31, 2015 market adjusted net worth was $(24.5) million and the liquidity of the Company was $2.5 million.

➢	The ratio of our market adjusted net worth to our total assets should be greater than 15%. As of December 31, 2015 this ratio was -41%.

Kelty Loan Agreement

In June 2010, through our wholly owned subsidiary, Kelty Marine Ltd., we entered into the $26.7 million Kelty Loan Agreement with Deutsche Schiffsbank Aktiengesellschaft (now Commerzbank) and used funds borrowed thereunder to finance part of the purchase price for the m/v Energy Globe (formerly called m/v Jin Star). We acted as guarantor for this loan.

The Kelty Loan Agreement had a term of seven years and is payable in 28 equal quarterly installments of $500,000 starting in September 2010, as well as a balloon payment of $12.65 million payable together with the 28th and final installment payable in June 2017. Interest on outstanding balances under the Kelty Loan Agreement was payable at LIBOR plus a variable margin. The applicable margin is determined on the basis of the “loan to value ratio,” which is a fraction where the numerator was the principal amount outstanding under the Kelty Loan Agreement and the denominator was the charter free market value of the m/v Energy Globe (formerly called m/v Jin Star) and any amount of free liquidity maintained with Commerzbank. Set forth below is the margin that would have applied to the loan, depending on the applicable loan to value ratio in any given application period:

Loan to Value Ratio	Margin
Less than 45%	2.25%

Equal or greater than 45% and less than or equal to 60%	2.40%

Greater than 60% and less than or equal to 70%	2.50%

Greater than 70%	2.75%

Kelty Marine could have prepaid the loan in a minimum amount of $1 million and multiples thereof, up to $2 million per year without any penalty. The Kelty Loan Agreement had a commitment fee of 0.5% per annum on the amount of the undrawn balance of the agreement through September 30, 2010, and had a 0.75% flat management fee on the loan amount. On April 29, 2013, the Company prepaid $3.0 million together with the scheduled installment due on June 28, 2013 against its six following scheduled installment payments.

Security

The loan was secured by a first preferred mortgage on the m/v Energy Globe (formerly called m/v Jin Star), assignment of insurances, earnings and requisition compensation on the vessel and assignment of the bareboat charter.

Covenants

The Kelty Loan Agreement contained financial and other covenants requiring Kelty Marine to, among other things, ensure that:

➢	Kelty Marine did not undergo a change of control;

➢	Kelty Marine and/or the Company maintained at least $1 million in minimum liquidity with Commerzbank;

➢	the ratio of our shareholders’ equity to total assets was not less than 25%;

➢	we had a minimum equity of $50 million;

➢	the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with Commerzbank, was or exceeded 130% of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement; and

➢	Mr. George Feidakis and Mr. George Karageorgiou, our founders, maintained in the aggregate at least 37% of the shareholding in us.

The Kelty Loan Agreement permitted us to declare and pay dividends without prior written permission of the lender so long as there is no event of default under such agreement.

As of December 31, 2015, we were not in compliance with the security value requirement that requires the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% (the actual ratio we achieved was 80%) of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. We were not in compliance with the minimum liquidity if $1 million with Commerzbank (the actual liquidity was $0.5 million) and the requirement of a minimum equity of $50 million (the actual equity was $30.5 million). As of December 31, 2015, the outstanding principal balance was $15.65 million.

In March 2016, we reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million in return for the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708. If the total amount of cash and bank balances and bank deposits exceeds $10 million in the aggregate as declared on June 30, 2016 then we must pay to Commerzbank any excess amounts. If there is no excess, Globus will be released from its guarantee.

Firment Credit Facility

In December 2013, Globus Maritime Limited entered into a credit facility for up to $4.0 million with Firment Trading Limited, a company related to us through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and remains available until its final maturity date, originally at December 12, 2015, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. During December 2014 the credit limit of the facility increased from $4.0 to $8.0 million and its final maturity date was extended to April 29, 2016. During December 2015 the credit limit of the facility increased from $8.0 to $20.0 million and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a company related to us through common control. We have the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2015 and 2014, the amounts drawn and outstanding with respect to the facility were $14.6 and $7.5 million, respectively. As of December 31, 2015, there was an amount of $5.4 million available to be drawn under the Firment Credit Facility. As of December 31, 2015 and 2014, and as of the date of this annual report on Form 20-F, we were in compliance with the loan covenants of the Firment Credit Facility.

Silaner Credit Facility

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a company related through common control, for the purpose of financing its general working capital needs. The Silaner Credit Facility is unsecured and remains available until its final maturity date at January 12, 2018, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. We have the right to drawdown any amount up to $3.0 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of the date of this annual report on Form 20-F, we were in compliance with the loan covenants of the Silaner Credit Facility.

HSH Loan Agreement

In February 2015, through our wholly owned subsidiaries, Devocean Maritime Ltd. Domina Maritime Ltd. and Dulac Maritime S.A., we entered into the HSH Loan Agreement for an amount up to $30.0 million with HSH Nordbank AG and used funds borrowed thereunder with the purpose to part refinance our then existing Credit Facility with Credit Suisse. On March 3, 2015, $29.4 million was drawn as follows:

$8.6 million was drawn (Tranche A) for the purpose of prepaying the amount outstanding to our Credit Facility with Credit Suisse with respect to m/v River Globe. Tranche A was originally payable in 19 quarterly installments of $239,115 starting in June 2015 and a balloon payment of $4.0 million payable together with the 19th and last installment payable in December 2019. The balance outstanding of Tranche A at December 31, 2015 was $7,862,655 payable in 16 equal quarterly installments of $239,115 starting in March 2016, as well as a balloon payment of $4,036,115 due together with the 16th and final installment due in December 2019.

$10.1 million was drawn (Tranche B) for the purpose of prepaying the amount outstanding to our Credit Facility with Credit Suisse with respect to m/v Sky Globe. Tranche B was originally payable in 19 quarterly installments of $230,000 starting in June 2015 and a balloon payment of $5.7 million payable together with the 19th and last installment payable in December 2019. The balance outstanding of Tranche B at December 31, 2015 was $9,410,000 payable in 16 equal quarterly installments of $230,000 starting in March 2016, as well as a balloon payment of $5,730,000 due together with the 16th and final installment due in December 2019.

$10.7 million was drawn (Tranche C) for the purpose of prepaying the amount outstanding to our Credit Facility with Credit Suisse with respect to m/v Star Globe. Tranche C was originally payable in 19 quarterly installments of $224,480 starting in June 2015 and a balloon payment of $6.5 million payable together with the 19th and last installment payable in December 2019. The balance outstanding of Tranche C at December 31, 2015 was $10,051,560 payable in 16 equal quarterly installments of $224,480 starting in March 2016, as well as a balloon payment of $6,459,880 due together with the 16th and final installment due in December 2019.

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

Subject to the below, the HSH Loan Agreement contains various covenants requiring the vessels owning companies and Globus to, amongst others things, ensure that:

➢	the aggregate fair market value of the mortgaged vessels and any additional security must equal or exceed 125% of the outstanding balance under the loan agreement.

➢	the ratio of Globus’s total liabilities to its market adjusted total assets shall always be not higher than 0.75:1.00.

➢	Globus to maintain a minimum market adjusted net worth of more than or equal to $30.0 million.

➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $250,000 in an account pledged to the bank,

➢	Globus shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness.

As of December 31, 2015, we were in breach of all the above covenants except for the minimum liquidity requirement of $250,000 for each vessel owing subsidiary.

In March 2016, the Company repaid the principal instalment of $693,595.

During April 2016, Globus reached an agreement in principle with HSH Nordbank AG on certain amendments and relaxations and/or waivers to the terms of the loan agreement. Subject to completing documentation, it was agreed that the Company will receive relaxations and/or waivers for 2016 to March 2017 regarding certain financial covenants: the minimum value of the mortgaged vessels will be reduced to 60% of the balance of the loan; the ratio of Globus’s total liabilities to its market adjusted total assets will be reduced to 2:1, the minimum liquidity requirement of Globus and the market adjusted net worth requirements would be waived, and the vessel owning subsidiaries must each maintain a minimum liquidity of $70,000.

The Company also agreed in April 2016, subject to final documentation, to repay only one instead of three principal instalments during 2016 using the pledged cash of $750,000 that has already deposited in HSH accounts, the remaining two instalments would be deferred to March 2017 principal repayment date. In addition, if there is any excess amount over a TCE rate of $6,500, the excess will be used to reduce the deferred amounts. If the cash sweep that occurs in 2017 does not result in the payment in full of the deferred amounts, then the remaining deferred amounts will be deferred to the final balloon payment. In addition, HSH and Globus will look for potential buyers of the relevant ships in a mutual process to ideally sell the vessels for an amount that allows for the full repayment of the HSH Loan Agreement. A $50,000 restructuring fee will also be paid.

All the Company’s loan and credit arrangements with unaffiliated third parties (this excludes the Silaner Credit Facility and the Firment Credit Facility, which are both affiliates of our chairman Mr. George Feidakis) contain cross-default provisions that provide that if the Company is in default under any of its loan or credit arrangements, the lender of another loan or credit arrangement can declare a default under its other loan or credit arrangement, which could result in the Company’s default in all of its loan and credit arrangements with unaffiliated third parties. Because of the presence of cross-default provisions in these loan and credit arrangements with unaffiliated third parties, the refusal of any lender to grant or extend a relaxation or a waiver could result in most of its indebtedness being accelerated, notwithstanding that other lenders have relaxed or waived covenant defaults under their respective loan arrangements.

As of December 31, 2015, the Company was in breach of most of the covenants included in its loan agreements with HSH Nordbank AG, Commerzbank AG and DVB Bank SE and therefore the total amount outstanding for these loans was classified under current liabilities.

In March 2016, the Company reached a settlement with Commerzbank AG, and in April 2016 the Company entered into a supplemental agreement with DVB Bank SE and an agreement in principle (which is subject to completing final documentation) with HSH Nordbank AG. Subject to completing final documentation of our supplemental agreement with HSH Nordbank AG, as of the date hereof, the Company was not in breach of any of its loan and credit arrangements.

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

As of December 31, 2015, 2014 and 2013, we did not use and have not used any financial instruments designated in our consolidated financial statements as those with hedging purposes.

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

D.  Trend Information

Please read “Item 4.B.  Information on the Company—Business Overview.”

E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2015:

	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. Dollars)
Long term debt	8,200	70,378	-	-	78,578
Interest on long term debt	2,647	3,308	-	-	5,955

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and our directors. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2017, the term of our Class II directors expires at our annual general meeting of shareholders in 2018 and the term of our Class III directors expires at our annual general meeting of shareholders in 2016. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Chairman of the Board of Directors	65
Amir Eilon	Director	67
Jeffrey O. Parry	Director	56
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	29
Olga Lambrianidou	Secretary	60

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

Athanasios (“Thanos”) Feidakis * a Class I Director was appointed to our board of directors in July 2013 to fill a vacancy in our board of directors.  As of December 28, 2015, Mr. Feidakis was also appointed our President, CEO and CFO, immediately after the resignation of Mr. Georgios Karageorgiou.  From October 2011 through June 2013, Mr. Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to the present, Mr. Athanasios Feidakis has been a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey and Italy. F.G. Europe is also active in the air-conditioning and white/brown electric goods market and in power generation and mobile telephony in Greece. From December 2008 to the present, Mr. Athanasios Feidakis has been the President of Cyberonica S.A., a family owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London) and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

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

Jeffrey O. Parry, a Class II director, has served as our director since July 2010. Mr. Parry is currently the president of Mystic Marine Advisors LLC, a Connecticut-based advisory firm specializing in turnaround and emerging shipping companies, and has been affiliated with such company since August 1998. Mr. Parry is chairman of the board of directors of TBS Shipping Limited since April 2012 and acted as its interim chief executive officer from October 2012 to December 2012.  Mr. Parry also serves a non-executive director of Valhalla Shipping Inc. since January 2016 and served as its executive chairman from April 2014 to December 2015.  From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited. Mr. Parry has also served as the managing director of A.G. Pappadakis & Co. Ltd, an Athens-based shipowner from March 2007 to July 2008, and managing director of Poten Capital Services LLC, a U.S. broker/dealer firm specializing in shipping from February 2003 to March 2007. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University.

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

Georgios (“George”) Karageorgiou was our CEO since inception, and was also President, CFO, and Director until December 28, 2015 at which time he resigned from offices he held in the Company.  Mr. Karageorgiou has agreed to remain as an employee of ours until June 30, 2016. Mr. Karageorgiou started his career as a projects engineer for Kassos Maritime Enterprises from 1990 to 1992. From 1992 to March 2004, Mr. Karageorgiou worked in various executive positions as well as a director for Stelmar Shipping Limited, a shipping company listed on the New York Stock Exchange between 2001 and 2004. Between 1995 and 2005 Mr. Karageorgiou was also a director of easyGroup Ltd, easyJet Holdings Ltd, easyInternetCafe Ltd, easyCruise Ltd, Stelinvest Corp. and a number of other easyGroup companies. Mr. Karageorgiou holds a B.E. in Mechanical Engineering and an M.E. in Ocean Engineering from Stevens Institute of Technology and an M.Sc. in Shipping Trade and Finance from City University Business School.

*Athanasios Feidakis is the son of our Chairman, George Feidakis. Other than the aforementioned, there are no other family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.  Compensation

The aggregate compensation, other than share based compensation paid to members of our senior management in 2015, 2014 and 2013, was approximately $0.1 million, $0.1 million and $0.2 million, respectively. In addition, our senior management received no shares in 2015, 2014 and 2013. Our former Chief Executive Officer Mr. George Karageorgiou is currently the holder of all 2,567 of our outstanding Series A Preferred Shares. Information about dividends paid to our shareholders, including to holders of Series A Preferred Shares, is contained in “Item 8.  Financial Information - A. Consolidated Statements and Other Financial Information - Our Dividends Policy and Restrictions on Dividends.”

The aggregate compensation other than share based compensation paid to our non-executive directors in 2015, 2014 and 2013 was approximately $0, $68,000 and $165,000, respectively, plus reimbursements for actual expenses incurred while acting in their capacity as a director. In addition, in 2015, 2014 and 2013, non-executive directors received an aggregate of 73,487 common shares, 18,306 common shares and 19,841 common shares, respectively. 31,777 common shares have been approved for issuance to our directors but have not yet been issued. We have not yet paid our non-executive directors the cash amounts that we agreed to pay them for their service to us in 2015; such amount in the aggregate is $185,000. We also owe our non-executive directors $117,000 for their service to us in 2014.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2015 a non-current liability of $73,291 for such payments.

We do not have a retirement plan for our officers or directors.

C.  Board Practices

Our board of directors and executive officers oversee and supervise our operations.

Each director holds office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of incorporation or with the provisions of the BCA. In addition to cash compensation, we pay each of Mr. Eilon, Mr. Parry $20,000 in common shares annually. 31,777 common shares have been approved for issuance to our directors but have not yet been issued. The members of our senior management are appointed to serve at the discretion of our board of directors. Our board of directors and committees of our board of directors schedule regular meetings over the course of the year. Under the Nasdaq rules, we believe that Mr. Eilon and Mr. Parry are independent.

On December 28, 2015, Mr. Thanos Feidakis resigned from the board of directors as a Class II director and was immediately reappointed by the Board as a Class I director whose term will expire at the Company’s 2017 annual meeting of shareholders. This was accomplished solely in order to provide for an equal apportionment of the members of the board of directors of Globus Maritime Limited, among the three classes of its classified board of directors.

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

The Remuneration Committee is comprised of Jeffrey O. Parry, Athanasios Feidakis, and Amir Eilon. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officers, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee is responsible for declaring dividends on our Series A Preferred Shares, if any. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies. While Athanasios Feidakis is not an independent director, we believe that, as a family member of a significant shareholder, who has a substantial vested interest in our success, his particular input will significantly aid and assist us.

The Nomination Committee is comprised of George Feidakis, Amir Eilon and Jeffrey O. Parry. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board positions as necessary.

For information about the term of each director, see “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”.

D.  Employees

As of December 31, 2015, we had approximately twelve full-time employees and three consultants, all of whom were hired through our Manager. All of these employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

E.  Share Ownership

With respect to the total number of common shares owned by all of our officers and directors, individually and as a group, please read “Item 7. Major Shareholders and Related Party Transactions.”

Incentives program

We maintain an equity incentive program, because we believe that equity awards are important to align our employees’ interests with those of our shareholders. Our equity incentive program is administered by our Remuneration Committee. The Remuneration Committee generally measures our performance in terms of total shareholder return, which is calculated based on changes in our share price and our dividends paid over a calendar year, which we refer to as TSR.

Our board of directors believe that these awards keep our employees focused on our growth, as well as dividend growth and its impact on our share price, over an extended time period.

The 2012 Equity Incentive Plan of Globus Maritime Limited, or the “EIP,” provides for the award of stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock, for directors, officers and employees (including any prospective officer or employee) of our Company and our subsidiaries and affiliates and consultants and service providers (including individuals who are employed by or provide services to any entity that is itself such a consultant or service provider) to our Company and our subsidiaries and affiliates, with the goal of providing such persons the incentive to enter into and remain in the service of the Company or its affiliates, acquire a proprietary interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.

Administration. The EIP is administered by the Remuneration Committee of our Board of Directors, or such other committee of the Board of Directors designated by the Board of Directors. We refer to the body administering the EIP as the “Administrator.” The EIP allows the Administrator to delegate its rights to the extent consistent with applicable law and our organizational documents. The Administrator has the authority to, among other things, designate the persons to receive awards under the EIP; determine the types of awards granted to a participant under the EIP; determine the number of shares to be covered by, or with respect to which payments, rights or other matters are to be calculated with respect to, awards; determine the terms and conditions of any awards; determine whether, and to what extent, and under what circumstances, awards may be settled or exercised in cash, shares, other securities, other awards or other property, or cancelled, forfeited or suspended, and the methods by which awards may be settled, exercised, cancelled, forfeited or suspended; determine whether, to what extent, and under what circumstances cash, shares, other securities, other awards, other property and other amounts payable with respect to an award shall be deferred, either automatically or at the election of the holder thereof or the Administrator; construe, interpret and implement the EIP and any Award Agreement; prescribe, amend, rescind or waive rules and regulations relating to the EIP, including rules governing its operation, and appoint such agents as it shall deem appropriate for the proper administration of the EIP; make all determinations necessary or advisable in administering the EIP; correct any defect, supply any omission and reconcile any inconsistency in the EIP or any Award Agreement; and make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the EIP. The Board of Directors has the right to alter or amend the EIP.

Number of Shares. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, 1,000,000 of our common shares are available for delivery pursuant to awards granted under the EIP. Awards may not be paid in cash. Shares subject to an award under the EIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, are available for delivery pursuant to other awards. Shares issued pursuant to the EIP may be authorized but unissued common shares or treasury shares.

Award Agreements. Each award granted under the EIP shall be evidenced by a written certificate, which we refer to as an Award Agreement, which shall contain such provisions as the Administrator may deem necessary or desirable and which may, but need not, require execution or acknowledgment by a grantee. Each Award shall be subject to all of the terms and provisions of the EIP and the applicable Award Agreement.

Stock Options. A stock option is a right to purchase shares at a specified price during a specified time period. The EIP permits the grant of options covering our common shares. The Administrator may make grants under the EIP to participants containing such terms as the Administrator shall determine. No option shall be treated as an “incentive stock option” for purposes of the Code. Stock options granted will become exercisable over a period determined by the Administrator. Each Award Agreement with respect to an option shall set forth the exercise price of such Award and, unless otherwise specifically provided in the Award Agreement, the exercise price of an option shall equal the fair market value of a common share on the date of grant; provided that in no event may such exercise price be less than the greater of the fair market value of a common share on the date of grant and the par value of a common share.

Restricted Shares. A restricted share grant is an award of common shares that vests over a period of time and is subject to forfeiture until it has vested. The Administrator may determine to make grants of restricted shares under the EIP to participants containing such terms as the Administrator shall determine. The Administrator will determine the period over which restricted shares granted to participants will vest and the voting provisions. The Administrator, in its discretion, may base its determination upon the achievement of specified financial objectives.

Stock Appreciation Rights. A stock appreciation right is the right, subject to the terms of the EIP and the applicable Award Agreement, to receive from the Company an amount equal to (i) the excess of the fair market value of a common share on the date of exercise of the stock appreciation right over the exercise price of the stock appreciation right, multiplied by (ii) the number of shares with respect to which the stock appreciation right is exercised. Each Award Agreement with respect to a stock appreciation right shall set forth the exercise price of such Award and, unless otherwise specifically provided in the Award Agreement, the exercise price of a stock appreciation right shall equal the fair market value of a common share on the date of grant; provided that in no event may such exercise price be less than the greater of (A) the fair market value of a common share on the date of grant and (B) the par value of a common share. Payment upon exercise of a stock appreciation right shall be in cash or in common shares (valued at their fair market value on the date of exercise of the stock appreciation right) or any combination of both, all as the Administrator shall determine. Upon the exercise of a stock appreciation right granted in connection with an option, the number of shares subject to the option shall be reduced by the number of shares with respect to which the stock appreciation right is exercised. Upon the exercise of an option in connection with which a stock appreciation right has been granted, the number of shares subject to the stock appreciation right shall be reduced by the number of shares with respect to which the option is exercised.

Restricted Stock Unit. A restricted stock unit is a notional share that entitles the grantee to receive a common share upon the vesting of the restricted stock unit or, in the discretion of the Administrator, cash equivalent to the value of a common share. The Administrator may determine to make grants of restricted stock units under the EIP to participants containing such terms as the Administrator shall determine. The Administrator will determine the period over which restricted stock units granted to participants will vest.

Unrestricted Stock. The Administrator may grant (or sell at a purchase price at least equal to par value) common shares free of restrictions under the EIP to available participants and in such amounts and subject to such forfeiture provisions as the Administrator shall determine. Common shares may be thus granted or sold in respect of past services or other valid consideration.

Tax Withholding. At our discretion, and subject to conditions that the Administrator may impose, a participant may elect that his minimum statutory tax withholding with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of shares issuable pursuant to the award based on the fair market value of the shares.

Award Adjustments. If the Administrator determines that any dividend or other distribution (whether in the form of cash, Company shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Company shares or other securities of the Company, issuance of warrants or other rights to purchase Company shares or other securities of the Company, or other similar corporate transaction or event affects the Company shares such that an adjustment is determined by the Administrator to be appropriate or desirable, then the Administrator shall, in such manner as it may deem equitable or desirable, adjust any or all of the number of shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted under the EIP. The Administrator is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including the events described above in the first sentence of this paragraph, the occurrence of a Change in Control (as defined in the EIP) affecting the Company, any affiliate, or the financial statements of the Company or any affiliate, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law, whenever the Administrator determines that such adjustments are appropriate or desirable, including providing for adjustment to (1) the number of shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate and (2) the exercise price with respect to any Award and a substitution or assumption of Awards, accelerating the exercisability or vesting of, or lapse of restrictions on, Awards, or accelerating the termination of Awards by providing for a period of time for exercise prior to the occurrence of such event, or, if deemed appropriate or desirable, providing for a cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award (it being understood that, in such event, any option or stock appreciation right having a per share exercise price equal to, or in excess of, the fair market value of a share subject to such option or stock appreciation right may be cancelled and terminated without any payment or consideration therefor).

Change in Control. Upon a “change of control” (as defined in the EIP), and unless the Administrator decides otherwise:

•	Any Award then outstanding shall become fully vested and any restriction and forfeiture provisions thereon imposed pursuant to the EIP and the Award Agreement shall lapse and any Award in the form of an option or stock appreciation right shall be immediately exercisable.

•	To the extent permitted by law and not otherwise limited by the terms of the EIP, the Administrator may amend any Award Agreement in such manner as it deems appropriate.

•	An award recipient who is terminated or dismissed from their position for any reason other than “for cause” within one year of the change in control may, for a limited time, exercise any outstanding option or stock appreciation right, but only to the extent that the grantee was entitled to exercise the Award on the date of his or her termination of employment or consultancy/service relationship or dismissal from the Board of Directors.

Termination of Employment or Service. The consequences of the termination of a grantee’s employment, consulting arrangement, or membership on the Board of Directors will be determined by the Administrator in the terms of the relevant Award Agreement. Generally, the Administrator may modify these consequences. The Administrator can impose any forfeiture or vesting provisions in any Award Agreement.

2015, 2014, 2013 Grants

No awards were granted pursuant to the equity incentive plan during the year ended December 31, 2015, 2014 and 2013, but we issued shares directly to the directors, which was not part of the equity incentive program.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of April 22, 2016 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this annual report on Form 20-F and all directors and executive officers as a group.

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

The numbers of shares and percentages of beneficial ownership are based on approximately 10,390,579 common shares outstanding on April 22, 2016. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of April 22, 2016	Percentage of common shares beneficially owned as of April 22, 2016
5% Beneficial Owners
Broadbill Investment Partners, LLC (2)	582,131	5.6%
Officers and Directors
George Feidakis (1)	5,204,475	50.1%
George Karageorgiou (former CEO)	354,184	3.4%
Amir Eilon	108,304	1.0%
Jeffrey O. Parry	29,884	0.3%
Athanasios Feidakis	457,902	4.4%
All executive officers and directors as a group (five persons)	6,154,749	59.2%

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

(2)Based on information obtained in a schedule 13G/A, filed with the SEC on January 29, 2016, by Broadbill Investment Partners, LLC (“Broadbill Investment LLC”) and Broadbill Partners GP, LLC (“Broadbill Partners”, and together with Broadbill Investment LLC, the “Reporting Persons”) with respect to common shares of Globus Maritime Limited owned by Broadbill Partners, L.P., a Delaware limited partnership (“Broadbill LP”) and Broadbill Partners II, L.P., a limited partnership (“Broadbill II LP”). The address of the principal business office of each of the Reporting Persons is Broadbill Investment Partners, LLC, 20 W. 22nd Street, Suite 816, New York, New York 10010.

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

B.  Related Party Transactions

Lease

During the 2015, 2014 and 2013 fiscal years, we incurred rents of $195,000, $234,000 and $232,000, respectively, to Cyberonica S.A., a company owned by Mr. George Feidakis, for the rental of 350 square meters of office space for our operations. As of December 31, 2015, we owed $191,000 of rent to Cyberonica S.A.

Employment of Relative of Mr. George Feidakis

In October 2011, we entered into an employment agreement with Mr. Athanasios Feidakis, the son of our chairman of the board of directors and largest beneficial shareholder, Mr. George Feidakis, to act in a non-managerial position. As of July 1, 2013, Mr. Athanasios Feidakis became a non-executive director of the Company and such employment agreement was terminated. Mr. George Karageorgiou resigned from the position of President, Chief Executive and Interim Chief Financial Officer and Director of Globus Maritime Limited on December 28, 2015, and Mr. Athanasios Feidakis was appointed as President, Chief Executive Officer and Chief Financial Officer as of the same day.

Firment Credit Facility

In December 2013, Globus Maritime Limited entered into a credit facility for up to $4.0 million with Firment Trading Limited, a company related to us through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and remains available until its final maturity date, originally at December 12, 2015, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. During December 2014 the credit limit of the facility increased from $4.0 to $8.0 million and its final maturity date was extended to April 29, 2016. During December 2015 the credit limit of the facility increased from $8.0 to $20.0 million and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a company related to us through common control. We have the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2015 and 2014, the amounts drawn and outstanding with respect to the facility were $14.6 and $7.5 million, respectively. As of December 31, 2015, there was an amount of $5.4 million available to be drawn under the Firment Credit Facility. Currently, $15.9 million is outstanding with respect to this facility, and $4.1 million may be drawn.

Silaner Credit Facility

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a company related through common control, for the purpose of financing its general working capital needs. The Silaner Credit Facility is unsecured and remains available until its final maturity date at January 12, 2018, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. We have the right to drawdown any amount up to $3.0 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. Currently, $2.15 million is outstanding with respect to this facility, and $0.85 million may be drawn.

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

No dividends were declared or paid on our common shares during the years ended December 31, 2015, 2014 and 2013.

Dividends declared and paid on our Series A Preferred Shares during the year ended December 31, 2015 are as follows:

2015	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	77.26	198	February 18, 2015	*
2nd Preferred dividend	97.39	250	December 21, 2015	*
		448

* Settled with several payments, which final payment was made in January 2016.

Dividends declared and paid on our Series A Preferred shares during the year ended December 31, 2014 are as follows:

2014	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	86.54	223	May 9, 2014	May 13, 2014
2nd Preferred dividend	27.34	70	December 30, 2014	January 2, 2015
		293

Dividends declared and paid on our Series A Preferred shares during the year ended December 31, 2013 are as follows:

2013	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	63.46	163	May 30, 2013	July 12, 2013
2nd Preferred dividend	65.20	167	December 27, 2013	January 15, 2014
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

On April 11, 2016 our common shares began trading on the Nasdaq Capital Market and ceased trading on the Nasdaq Global Market, without a change in our ticker.

The following table lists the high and low sales prices on the Nasdaq Global Market and Nasdaq Capital Market, as applicable, for our common shares for the last six months; the last nine fiscal quarters; and the last five fiscal years.

Prices indicated below with respect to our common share price include inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. All prices are quoted in U.S. dollars.

Period Ended	High	Low

Monthly
From April 1, to April 22, 2016	$0.43	$0.25
March 2016	$0.22	$0.13
February 2016	$0.19	$0.08
January 2016	$0.21	$0.06
December 2015	$0.32	$0.15
November 2015	$0.64	$0.27
October 2015	$0.99	$0.74

Quarterly
First Quarter 2016	$0.22	$0.06
Fourth Quarter 2015	$0.99	$0.15
Third Quarter 2015	$1.58	$0.97
Second Quarter 2015	$1.90	$1.14
First Quarter 2015	$2.54	$1.20
Fourth Quarter 2014	$3.40	$2.22
Third Quarter 2014	$3.62	$2.78
Second Quarter 2014	$4.29	$3.37
First Quarter 2014	$4.44	$2.98

Yearly
2015	$2.54	$0.15
2014	$4.44	$2.22
2013	$4.21	$1.70
2012	$5.77	$1.48
2011	$10.92	$2.50

Item 10.  Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Purpose

Our objects and purposes, as provided in Section 1.3 of our articles of incorporation, are to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

Common Shares and Class B Shares

Generally, Marshall Islands law provides that the holders of a class of stock of a Marshall Islands corporation are entitled to a separate class vote on any proposed amendment to the relevant articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect them adversely. Except as described below, holders of our common shares and Class B shares will have equivalent economic rights, but holders of our common shares will be entitled to one vote per share and holders of our Class B shares will be entitled to 20 votes per share. Each holder of Class B shares (not including the Company and the Company’s subsidiaries) may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

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

In April 2012 we issued an aggregate of 3,347 Series A Preferred Shares to our two executive officers, and 2,567 Series A Preferred Shares remain outstanding. The holders of our Series A Preferred Shares will be entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of our Remuneration Committee, in its sole discretion. Our board of directors or Remuneration Committee will determine whether funds are legally available under the BCA for such dividend. Any accrued but unpaid dividends will not bear interest. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our Series A Preferred Shares will be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our Series A Preferred Shares are not convertible into any of our other capital stock.

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

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments to holders of our shares will depend on a series of factors and risks described under “Item 3.D.  Risk Factors,” and includes risks relating to earnings, financial condition, cash requirements and availability, restrictions in our current and future loan arrangements, the provisions of the Marshall Islands law affecting the payment of dividends and other factors. The BCA generally prohibits the payment of dividends other than from surplus or while we are insolvent or if we would be rendered insolvent upon paying the dividend.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common shares and Class B shares will be entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends.

Conversion

Our common shares will not be convertible into any other shares of our capital stock. Each of our Class B shares will be convertible at any time at the election of the holder thereof into one of our common shares on a one-for-one basis. We will not reissue or resell any Class B shares that shall have been converted into common shares.

Directors

Our directors will be elected by the vote of the plurality of the votes cast by holders with voting power of our voting shares. Our articles of incorporation provide that our board of directors must consist of at least three members. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the total voting power of our outstanding capital stock (subject to the rights of any holders of preferred shares). The board of directors may change the number of directors by a majority vote of the entire board of directors.

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

Dissenters’ Right of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain amendments to our articles of incorporation and certain mergers or consolidations or the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange to fix the value of the shares.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares or a beneficial interest therein both at the time the derivative action is commenced and at the time of the transaction to which the action relates or that the shares devolved upon the shareholder by operation of law.

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

Multiple Classes of Shares

Should we issue any, our Class B shares will have 20 votes per share, while our common shares, which is the only class of shares listed on an established U.S. securities exchange, will have one vote per share. Our board of directors also has authority under our articles of incorporation to issue blank check preferred shares. Because of this share structure, any issuance of Class B shares or preferred shares may cause such holders to be able to significantly influence matters submitted to our shareholders for approval even if such holders and their affiliates come to own significantly less than 50% of the aggregate number of outstanding common shares, Class B shares, and preferred shares. This control over shareholder voting could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial and which would require shareholder approval.

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

Limitations on Liability and Indemnification of Directors and Officers

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law (other than breach of duty of loyalty, acts not taken in good faith or which involve intentional misconduct or a knowing violation of law or transactions for which the director derived an improper personal benefit) and provides that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses to our directors and officers and expect to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

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

C.  Material Contracts

We refer you to “Item 7.B. Related Party Transactions” for a discussion of our agreements with companies related to us. We also refer you to “Item 4.  Information on the Company,” “Item 5.B. Liquidity and Capital Resources—Indebtedness” and “Item 6.E. Share Ownership—Incentives Program” for a description of other material contracts.

Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D.  Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to holders of our common shares that are neither residents nor citizens of the Marshall Islands.

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

Further, the following summary does not deal with all United States federal income tax consequences applicable to any given holder of our common shares, nor does it address the United States federal income tax considerations applicable to categories of investors subject to special taxing rules, such as expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers or traders in securities or currencies, partnerships, S corporations, estates and trusts, investors that hold their common shares as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the United States dollar or investors that own, directly or indirectly, 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences, or any state tax consequences, and is limited to shareholders that will hold their common shares as “capital assets” within the meaning of Section 1221 of the Code. Each shareholder is encouraged to consult, and discuss with his or her own tax advisor the United States federal, state, local and non-United States tax consequences particular to him or her of the acquisition, ownership or disposition of common shares. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

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

The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income. A non-United States corporation’s United States source transportation income would be considered to be effectively connected income only if the non-United States corporation has or is treated as having a fixed place of business in the United States involved in the earning of the transportation income and substantially all of its United States source transportation income is attributable to regularly scheduled transportation (such as a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States), or in the case of leasing income (such as bareboat charter income) is attributable to such fixed place of business. The Company and its vessel-owning subsidiaries believe that their vessels will not operate to and from the United States on a regularly scheduled basis. Based on the intended mode of shipping operations and other activities, the Company and its vessel-owning subsidiaries do not expect to have any effectively connected income.

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

The 50 % Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). For the taxable year ended December 31, 2015, the Company believes that each of its vessel-owning subsidiaries satisfied the 50% Ownership Test based on the beneficial ownership of more than 50% of the value of its shares by a qualifying shareholder, assuming that such shareholder meets all of the substantiation and reporting requirements under Section 883 of the Code and the Section 883 Regulations for such taxable year, and that each such subsidiary should therefore qualify for the Section 883 Exemption for such taxable year.

The CFC Test

The CFC Test requires that a non-United States corporation be treated as a controlled foreign corporation, or a CFC, for United States federal income tax purposes for more than half of the days in the taxable year. A CFC is a foreign corporation, more than 50% of the vote or value of which is owned by significant U.S. shareholders (meaning U.S. persons who own at least 10% of the voting power of the foreign corporation). In addition, more than 50% of the value of the shares of the CFC must be owned by qualifying U.S. persons for more than half of the days during the taxable year concurrent with the period of time that the company qualifies as a CFC. For this purpose, a qualifying U.S. person is defined as a U.S. citizen or resident alien, a domestic corporation or domestic tax-exempt trust, in each case, if such U.S. person provides the company claiming the exemption with an ownership statement. The Company does not believe that the requirements of the CFC Test will be met in the near future with respect to the Company or any of its subsidiaries.

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

For purposes of being able to determine the person who actually or constructively own 5% or more of the vote and value of the Company’s common shares, or 5% Shareholders, the Section 883 Regulations permit a company whose stock is traded on an established securities market in the United States to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of the company’s common shares.

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

The Company and its vessel-owning subsidiaries should satisfy the 50% Ownership Test. It is also possible that the Company satisfies the Publicly Traded Test. However, if the Company’s common shares are delisted (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect its market price and liquidity”), the Publicly Traded Test generally would not be met. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company meets the Publicly Traded Test described above, the Company also may be a qualifying shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption. However, if for any period after the Company issues the Class B shares, the common shares represent less than 50% of the voting power of the Company, the Company would not be able to satisfy the Publicly Traded Test for such period because less than 50% of the stock of the Company, measured by voting power, would be listed on an established securities market.

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, valid for the year ended December 31, 2015, certifying the qualifying shareholder status of a shareholder beneficially owning more than 50% of the value of each such subsidiary’s stock and the status of intermediaries as required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

Each of the Company’s vessel-owning subsidiaries has claimed the Section 883 Exemption on the basis that it satisfies the 50% Ownership Test and the Company intends to continue to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code to enable such subsidiaries to claim the exemption on this basis.

In the future, if the shareholders or the relative ownership in the Company changes, if the Company believes that it (or its subsidiaries) can qualify for the Section 883 Exemption, each shareholder who is or may be a qualifying person will be asked to provide to the Company an ownership statement for purposes of substantiating the relevant company’s entitlement to the exemption. An ownership statement is required to be signed by the shareholder under penalties of perjury and contains information regarding the residence of the shareholder and its ownership in the company claiming the Section 883 Exemption. If the Company or a subsidiary needs to obtain additional ownership statements in order to establish a Section 883 Exemption, there is no guarantee that shareholders representing a sufficient ownership interest in the Company or any of its subsidiaries will provide ownership statements to the relevant company so that it will satisfy any of the Section 883 ownership tests and the Section 883 Exemption would not apply to the Company. If in future years the shareholders fail to update or correct such statements, the Company and its subsidiaries may be unable to continue to qualify for the Section 883 Exemption.

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

Dividends paid in respect of the Company’s common shares may qualify for the preferential rate attributable to qualified dividend income if: (1) the common shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (3) the United States Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend and (4) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. The first requirement currently is and has been met, as our common shares were listed on the Nasdaq Global Market until they became listed on the Nasdaq Capital Market with effect from April 11, 2016. Both the Nasdaq Global Market and the Nasdaq Capital Market are tiers of the Nasdaq Stock Market, which is an established securities market. Further, there is no minimal trading requirement for shares to be “readily tradable,” so as long as our common shares remain listed on the Nasdaq Capital Market or the Nasdaq Global Market or any other established securities market in the United States, the first requirement will be satisfied. However, if our common shares are delisted and are not tradable on an established securities market in the United States (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect its market price and liquidity”), the first requirement would not be satisfied, and dividends paid in respect of our common shares would not would not qualify for the preferential rate attributable to qualified dividend income. The second requirement is expected to be met as more fully described below under “—Consequences of Possible PFIC Classification.” Satisfaction of the final two requirements will depend on the particular circumstances of each United States Holder. Consequently, if any of these requirements are not met, the dividends paid to individual United States Holders in respect of the Company’s common shares would not be treated as qualified dividend income and would be taxed as ordinary income at ordinary rates.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2015.

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

In addition to the QEF election, Section 1296 of the Code permits United States Holders to make a “mark-to-market” election with respect to marketable shares in a PFIC, generally meaning shares regularly traded on a qualified exchange or market and certain other shares considered marketable under U.S. Department of the Treasury regulations. For this purpose, a class of shares is regularly traded on a qualified exchange or market for any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter of the year. Our common shares historically have been regularly traded on the Nasdaq Capital Market or the Nasdaq Global Market, which are established securities markets. However, if our common shares were to be delisted, (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect its market price and liquidity”), then the mark-to-market election generally would be unavailable to United States Holders. If a United States Holder makes a mark-to-market election in respect of its common shares, such United States Holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over such United States Holder’s adjusted tax basis in the common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such United States Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the United States Holder’s basis in the common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). The consequences of this election are generally less favorable than those of a QEF election for United States Holders that are sensitive to the distinction between ordinary income and capital gain, although this is not necessarily the case.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with Commerzbank, DVB Bank and HSH. As of December 31, 2015, we had a $15.65 million principal balance outstanding under the Kelty Loan Agreement with Commerzbank, a $21.0 million principal balance outstanding under the DVB Loan Agreement with DVB Bank and a $27.3 million principal balance outstanding under the HSH Loan Agreement.

We reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement in March 2016. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million in return for the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708. If the total amount of cash and bank balances and bank deposits exceeds $10 million in the aggregate as declared on June 30, 2016 then we must pay to Commerzbank any excess amounts. If there is no excess, Globus will be released from its guarantee.

In December 2013, we entered into a revolving credit facility with a credit limit up to $4.0 million, which subsequently increased to $20.0 million in December 2015, with Firment Trading Limited, a company related to us through common control, for the purpose of financing our general working capital needs. We are not exposed to market risk with respect to this credit facility because interest is charged at a fixed rate of 5% per annum.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income.

In 2015, the weighted average interest rate for our then-outstanding facilities in total was 3.05% and the respective interest rates on our loan agreements, other than the Firment Credit Facility, ranged from 1.32% to 3.42%, including margins.

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

During 2008 we entered into two interest rate swap agreements in order to manage the risk associated with changing interest rates. Both swap agreements reached maturity in November 2013. The total notional principal amount of these swaps was $25 million, which had specified rates and durations.

The following table sets forth the sensitivity of our existing loans as of December 31, 2015 as to a 1.0% (100 basis points) increase in LIBOR, during the next five years, and reflects the additional interest expense that will be incurred.

Year	Amount
2016	$0.9 million
2017	$0.4 million
2018	$0.3 million
2019	$0.1 million
2020	$-

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

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

We declared a dividend on our Series A Preferred Shares on February 18, 2015, but did not pay the dividends in full until December 29, 2015. We also declared dividends on our Series A Preferred Shares on December 21, 2015, which were paid in full on January 5, 2016.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2015 is effective.

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

Item 16C.  Principal Accountant Fees and Services

Our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, have billed us for audit, audit-related and non-audit services as follows:

	2015	2014

Audit Fees	$112,000	$133,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	4,500	4,500

Total	$116,500	$137,500

Audit fees for the years ended December 31, 2015 and 2014 were paid in Euros, and we assume an exchange rate of 0.8929€/$ and 0.7519€/$ for 2015 and 2014, respectively.

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

Item 16F.  Change in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

➢	in lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees are and will be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals;

➢	in lieu of holding regularly scheduled meetings of the board of directors at which only independent directors are present, we will not be holding such regularly scheduled meetings;

➢	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors;

➢	in lieu of an audit committee comprised of three independent directors, our audit committee has two members;
➢	in lieu of having a remuneration committee with the authorities and responsibilities set forth in the Nasdaq rules, our remuneration committee is not required to have such authorities and responsibilities; and

➢	in lieu of obtaining shareholder approval prior to the issuance of securities (including adoption of any equity incentive plan), we will comply with provisions of the BCA, which allows the board of directors to approve all share issuances.

Item 16H.  Mining Safety Disclosure

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following consolidated financial statements beginning on page F-1 are filed as a part of this annual report on Form 20-F.

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

1.3

Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-

34985) filed on April 27, 2012)

4.1	Credit Facility between Credit Suisse and Global Maritime Limited, as supplemented (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Loan Agreement between Deutsche Schiffsbank Aktiengesellschaft and Kelty Marine Ltd. (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.3	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.4	Registration Rights Agreement between Globus Maritime Limited, Firment Trading Limited and Kim Holdings S.A. (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.5	Sixth Supplemental Agreement to Facility Agreement, dated May 5, 2011 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on May 9, 2011)

4.6*	Equity Incentive Plan of Globus Maritime Limited

4.7	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited (previously filed as Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

4.8	Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated March 1, 2012 (incorporated by reference to Exhibit 4.10 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.9	Second Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated April 10, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.10	Seventh Supplemental Agreement to Facility Agreement, dated March 26, 2013 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.11	Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated December 16, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2014)

4.12	Third Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated February 20, 2015 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.13	Eighth Supplemental Agreement to Facility Agreement, dated August 14, 2014 (incorporated by reference to Exhibit 4.13 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.14	Ninth Supplemental Agreement to Facility Agreement, dated February 25, 2015 (incorporated by reference to Exhibit 4.14 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.15	Facility Agreement among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., HSH Nordbank AG and Globus Maritime Limited, dated February 27, 2015 (incorporated by reference to Exhibit 4.15 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.16	First Supplemental Agreement to Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated April 28, 2015 (incorporated by reference to Exhibit 4.16 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.17*	Second Supplemental Agreement to the Revolving Credit Facility Agreement between Globus Maritime Limited and Firment Trading Limited dated December 29, 2015

4.18*	Third Supplemental Agreement – Assignment to the Revolving Credit Facility Agreement between Globus Maritime Limited, Firment Trading Limited, a Cypriot company, and Firment Trading Limited, a Marshall Islands corporation, dated December 31, 2015

4.19*	Agreement for a Revolving Credit Facility dated January 12, 2016 between Globus Maritime Limited and Silaner Investments Limited

4.20*	Settlement Agreement among Commerzbank Aktiengesellschaft, Kelty Marine Ltd. and Globus Maritime Limited dated March 21, 2016

4.21*	Fourth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated April 18, 2016

8.1*	Subsidiaries of Globus Maritime Limited

11.1	Code of Ethics & Conduct of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

12.1/12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President, Chief Executive Officer and Chief Financial Officer

13.1/13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President, Chief Executive Officer and Chief Financial Officer

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer and Chief Financial Officer

Date: April 29, 2016

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Globus Maritime Limited

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globus Maritime Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company reports that it is probable not to be able to meet certain of the restrictive covenants included in certain of its bank loan agreements. This condition, together with the working capital deficit reported by the Company as of December 31, 2015, raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2.1. The 2015 consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

April 29, 2016

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS/INCOME

For the year ended 31 December 2015

(Expressed in thousands of U.S. Dollars, except per share data)

	Notes	2015	2014	2013
REVENUE:
Voyage revenue		12,715	26,378	29,434

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	14	(2,384)	(4,254)	(2,892)
Vessel operating expenses	14	(10,321)	(9,707)	(10,031)
Depreciation	5	(6,085)	(5,624)	(5,622)
Depreciation of dry docking costs	5	(1,062)	(574)	(434)
Amortization of fair value of time charter attached to vessels	5	(41)	(746)	(1,261)
Administrative expenses	15	(1,751)	(1,896)	(2,092)
Administrative expenses payable to related parties	4	(465)	(522)	(620)
Share-based payments	13	(60)	(60)	189
(Impairment Loss)/Reversal of impairment	5	(20,144)	2,240	1,679
Other (expenses)/income, net		(110)	(1)	127

Operating (loss)/profit		(29,708)	5,234	8,477

Interest income		8	12	41
Interest expense and finance costs	16	(2,783)	(2,137)	(3,571)
Gain on derivative financial instruments	18	-	-	738
Foreign exchange gains/(losses), net		87	103	(8)

TOTAL (LOSS)/PROFIT FOR THE YEAR		(32,396)	3,212	5,677
Other Comprehensive Income		-	-	-
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR		(32,396)	3,212	5,677

(Loss)/earnings per share (U.S.$):
- Basic & Diluted (loss)/earnings per share for the year	11	(3.20)	0.29	0.52

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2015

(Expressed in thousands of U.S. Dollars, except per share data)

	Notes	2015	2014
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	110,075	141,736
Office furniture and equipment		55	88
Other non-current assets		10	10
		110,140	141,834
CURRENT ASSETS
Trade receivables, net		688	1,177
Inventories	6	453	441
Prepayments and other assets	7	1,051	2,534
Restricted cash	3	500	1,000
Cash and cash equivalents	3	2,005	5,083
		4,697	10,235
TOTAL ASSETS		114,837	152,069

EQUITY AND LIABILITIES

EQUITY
Issued Share capital	10	41	41
Share premium	10	109,923	109,863
Accumulated deficit		(79,429)	(46,585)
Total equity		30,535	63,319
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,12	14,600	40,245
Provision for staff retirement indemnities		73	69
		14,673	40,314
CURRENT LIABILITIES
Current portion of long-term borrowings	12	63,645	44,143
Trade accounts payable	8	4,011	2,607
Accrued liabilities and other payables	9	1,802	1,380
Deferred revenue		171	306
		69,629	48,436
TOTAL LIABILITIES		84,302	88,750
TOTAL EQUITY AND LIABILITIES		114,837	152,069

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2015

(Expressed in thousands of U.S. Dollars, except share and per share data)

	Issued share	Share
	Capital	Premium		Total
	(note 10)	(note 10)	(Accumulated Deficit)	Equity
As at January 1, 2013	41	109,753	(54,612)	55,182
Profit for the year	-	-	5,677	5,677
Other comprehensive income	-	-	-	-
Total comprehensive income	-	-	5,677	5,677
Share-based payments (note 13)	-	50	(239)	(189)
Dividends paid (note 17)	-	-	(330)	(330)
As at December 31, 2013	41	109,803	(49,504)	60,340
Profit for the year	-	-	3,212	3,212
Other comprehensive income	-	-	-	-
Total comprehensive income	-	-	3,212	3,212
Share-based payments (note 13)	-	60	-	60
Dividends paid (note 17)	-	-	(293)	(293)
As at December 31, 2014	41	109,863	(46,585)	63,319
Loss for the year	-	-	(32,396)	(32,396)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(32,396)	(32,396)
Share-based payments (note 13)	-	60	-	60
Dividends paid (note 17)	-	-	(448)	(448)
As at December 31, 2015	41	109,923	(79,429)	30,535

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2015

(Expressed in thousands of U.S. Dollars)

	Notes	2015	2014	2013
Operating activities
Profit/(loss) for the year		(32,396)	3,212	5,677
Adjustments for:
Depreciation	5	6,085	5,624	5,622
Depreciation of deferred dry docking costs	5	1,062	574	434
Amortization of fair value of time charter attached to vessels	5	41	746	1,261
Payment of deferred dry docking costs	5	(983)	(1,458)	(811)
Impairment loss/(Reversal of impairment)	5	20,144	(2,240)	(1,679)
Provision for staff retirement indemnities		4	5	(13)
Gain on derivative financial instruments	18	-	-	(738)
Interest expense and finance costs	16	2,783	2,137	3,571
Interest income		(8)	(12)	(41)
Foreign exchange gains, net		(27)	(1)	(18)
Share based payment	13	60	60	(189)
(Increase)/decrease in:
Trade receivables, net		489	(331)	(118)
Inventories		(12)	192	25
Prepayments and other assets		1,483	687	(381)
Increase/(decrease) in:
Trade accounts payable		1,404	510	377
Accrued liabilities and other payables		(54)	44	231
Deferred revenue		(135)	(228)	(853)
Net cash (used in)/ generated from operating activities		(60)	9,521	12,357
Cash flows from investing activities:
Net Proceeds from sale of vessel		5,348	-	-
Time deposits with maturities of three months or more		-	-	(1,000)
Purchases of office furniture and equipment		(5)	(7)	(58)
Interest received		8	12	42
Net cash (used in)/ generated from investing activities		5,351	5	(1,016)
Cash flows from financing activities:
Proceeds from loans	12,4	39,505	5,500	2,000
Repayment of long-term debt		(45,506)	(12,425)	(16,425)
Pledged bank deposits	3	500	-	1,000
Dividends paid	17	(505)	(390)	(163)
Interest paid		(2,363)	(2,018)	(3,535)
Net cash used in financing activities		(8,369)	(9,333)	(17,123)
Net (decrease)/increase in cash and cash equivalents		(3,078)	193	(5,782)
Foreign exchange gains on cash and bank deposits		-	1	18
Cash and cash equivalents at the beginning of the year	3	5,083	4,889	10,653
Cash and cash equivalents at the end of the year	3	2,005	5,083	4,889

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its following subsidiaries, all wholly owned by Globus as of December 31, 2015, 2014 and 2013:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	July 26, 2006	Management Co.

Supreme Navigation Co. (The company was dissolved on October 18, 2013)	Marshall Islands	November 14, 2006	m/v Coral Globe (Sold in February 2010)

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Elysium Maritime Limited	Marshall Islands	December 18, 2007	m/v Tiara Globe (Sold in July 2015)
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Kelty Marine Ltd.	Marshall Islands	June 29, 2010	m/v Jin Star

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Rosario Maritime Inc.	Marshall Islands	-	Dormant

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

The consolidated financial statements as of December 31, 2015 and 2014 and for the three years in the period ended December 31, 2015, were approved for issuance by the Board of Directors on April 27, 2016.

2.	Basis of Preparation and Significant Accounting Policies

2.1	Basis of Preparation: The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ 000s) except when otherwise indicated.

Going concern basis of accounting:

The consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for at least twelve months from its balance sheet date and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As of December 31, 2015, the Company was in breach in most of the covenants included in its loan agreements with HSH Nordbank AG, Commerzbank AG and DVB Bank SE. Although none of the lenders has declared an event of default, these breaches could result in the lenders requiring immediate repayment of the loans and as a result the Company has classified the respective bank loans, amounting to approximately $55.8 million, to current liabilities. As of December 31, 2015, the Company reported a working capital deficit (which is current assets minus, current liabilities) of $ 64,932.

In 2016, the Company agreed with its lenders to amend the above loan agreements and all covenants breached as of December 31, 2015, will be either relaxed or waived up to March 2017 while certain scheduled instalments will be deferred to 2017 and 2019 (see Note 12). In addition, during 2015 the Company entered into supplemental agreements with Firment Trading Limited, a company related through common control, securing a credit facility up to $20 million (as of December 31, 2015 the amount drawn down was $14.6 million), which matures in April 2017 (see Note 4), and in 2016 it entered into a credit facility agreement with Silaner Investments Limited, a company related through common control, for an amount up to $3 million, with maturity date January 2018 (see Note 24).

Subsequent to the amended agreements reached with the banks, the supplemental agreements with Firment Trading Limited and the new agreement with Silaner Investments Limited, the Company has secured adequate liquidity to service its debt and finance its operations until at least the end of 2016.

However, there can be no assurance, as to whether vessels values and charter rates will further deteriorate, and to what extent, and accordingly if these will be sufficient for the Company to be in compliance with the relaxed covenants included in the HSH loan on the applicable measurement dates in the next twelve months following the balance sheet date. If for any reason the Company is unable to continue as a going concern, this could have an impact on the Company’s ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

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

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2015.

•	Annual Improvements to IFRSs 2011 – 2013 Cycle. The IASB has issued the Annual Improvements to IFRSs 2011 – 2013 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after 1 January 2015. The below stated improvements are not expected to have an impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IFRS 3 Business Combinations: This improvement clarifies that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.
➢	IFRS 13 Fair Value Measurement: This improvement clarifies that the scope of the portfolio exception defined in paragraph 52 of IFRS 13 includes all contracts accounted for within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.
➢	IAS 40 Investment Properties: This improvement clarifies that determining whether a specific transaction meets the definition of both a business combination as defined in IFRS 3 Business Combinations and investment property as defined in IAS 40 Investment Property requires the separate application of both standards independently of each other.

Standards issued but not yet effective and not early adopted:

The standards and interpretations issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

•	IAS 16 Property, Plant & Equipment and IAS 38 Intangible assets (Amendment): Clarification of Acceptable Methods of Depreciation and Amortization: The amendment is effective for annual periods beginning on or after 1 January 2016. The amendment provides additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. This amendment clarifies the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, the ratio of revenue generated to total revenue expected to be generated cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

•	IAS 19 Defined Benefit Plans (Amended): Employee Contributions: The amendment is effective for annual periods beginning on or after 1 February 2015. The amendment applies to contributions from employees or third parties to defined benefit plans. The objective of the amendment is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 9 Financial Instruments: Classification and Measurement: The standard is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The final version of IFRS 9 Financial Instruments reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 11 Joint arrangements (Amendment): Accounting for Acquisitions of Interests in Joint Operations: The amendment is effective for annual periods beginning on or after 1 January 2016. IFRS 11 addresses the accounting for interests in joint ventures and joint operations. The amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business in accordance with IFRS and specifies the appropriate accounting treatment for such acquisitions. These amendments are not expected to have any impact to the Company

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

•	IFRS 15 Revenue from Contracts with Customers: The standard is effective for annual periods beginning on or after 1 January 2018. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

•	IAS 27 Separate Financial Statements (amended): The amendment is effective for annual periods beginning on or after 1 January 2016. This amendment will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements and will help some jurisdictions move to IFRS for separate financial statements, reducing compliance costs without reducing the information available to investors. The Company does not expect that this amendment will have an impact on its financial position or performance.

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture: The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. The amendments have not yet been endorsed by the EU. These amendments are not expected to have any impact to the Company.

•	IFRS 10, IFRS 12 and IAS 28: Investment Entities: Applying the Consolidation Exception (Amendments): The amendments address three issues arising in practice in the application of the investment entities consolidation exception. The amendments are effective for annual periods beginning on or after 1 January 2016. The amendments clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. Also, the amendments clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. Finally, the amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.The application of this amendment has no impact on the financial position or performance of the Company since the Company is not an investment entity.

IAS 1: Disclosure Initiative (Amendment): The amendments to IAS 1 Presentation of Financial Statements further encourage companies to apply professional judgment in determining what information to disclose and how to structure it in their financial statements. The amendments are effective for annual periods beginning on or after 1 January 2016. The narrow-focus amendments to IAS clarify, rather than significantly change, existing IAS 1 requirements. The amendments relate to materiality, order of the notes, subtotals and disaggregation, accounting policies and presentation of items of other comprehensive income (OCI) arising from equity accounted Investments. This amendment affects presentation only and has no impact on the financial position or performance of the Company.

•	The IASB has issued the Annual Improvements to IFRSs 2010 – 2012 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after February 1, 2015. The below stated improvements are not expected to have a material impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IFRS 2 Share-based Payment: This improvement amends the definitions of 'vesting condition' and 'market condition' and adds definitions for 'performance condition' and 'service condition' (which were previously part of the definition of 'vesting condition').
➢	IFRS 3 Business combinations: This improvement clarifies that contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.
➢	IFRS 8 Operating Segments: This improvement requires an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments and clarifies that an entity shall only provide reconciliations of the total of the reportable segments' assets to the entity's assets if the segment assets are reported regularly.
➢	IFRS 13 Fair Value Measurement: This improvement in the Basis of Conclusion of IFRS 13 clarifies that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting if the effect of not discounting is immaterial.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

➢	IAS 16 Property Plant & Equipment: The amendment clarifies that when an item of property, plant and equipment is revalued, the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.
➢	IAS 24 Related Party Disclosures: The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.
➢	IAS 38 Intangible Assets: The amendment clarifies that when an intangible asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.

•	The IASB has issued the Annual Improvements to IFRSs 2012 – 2014 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after January 1, 2016. The below stated improvements are not expected to have an impact on the presentation of the financial statements or the financial position and performance of the Company.

➢	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: The amendment clarifies that changing from one of the disposal methods to the other (through sale or through distribution to the owners) should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. There is therefore no interruption of the application of the requirements in IFRS 5. The amendment also clarifies that changing the disposal method does not change the date of classification.
➢	IFRS 7 Financial Instruments: Disclosures: The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. Also, the amendment clarifies that the IFRS 7 disclosures relating to the offsetting of financial assets and financial liabilities are not required in the condensed interim financial report.
➢	IAS 19 Employee Benefits: The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used.
➢	IAS 34 Interim Financial Reporting: The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report (e.g., in the management commentary or risk report). The Board specified that the other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. If users do not have access to the other information in this manner, then the interim financial report is incomplete.

•	IFRS 16: Leases: The standard is effective for annual periods beginning on or after 1 January 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The new standard requires lessees to recognize most leases on their financial statements. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. Management is in the process of assessing the impact of the standard on the Company’s financial position or performance.

•	IAS 7 Statement of Cash Flows (Amendments): Disclosure Initiative: The amendments are effective for annual periods beginning on or after 1 January 2017, with earlier application permitted. The objective of these amendments is to enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments will require entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. Management is in the process of assessing the impact of the standard on the Company’s financial position or performance.

2.3	Significant accounting policies, judgments, estimates and assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognised during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgments: In the process of applying the Company’s accounting policies, management has made the following judgments that had a significant effect on the amounts recognised in the consolidated financial statements.

➢	Allowance for doubtful trade receivables: Provisions for doubtful trade receivables are recorded based on management’s expectations on future trade receivables recoveries. Provisions for doubtful trade receivables as of 31 December 2015 and 2014 were $127 and $512, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

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

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2015. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows and the growth rate used for extrapolation. See notes 2.13 and 5.

➢	Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is depended on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including, expected volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 13.

➢	Fair value measurement of financial instruments: When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 24 for further disclosures.

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters, bareboat charter and spot charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income as explained in note 2.23 below. Associated voyage expenses, which primarily consist of commissions, are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

Interest income: interest income is recognised as interest accrues.

Voyage expenses: Voyage expenses primarily consist of port expenses and owners’ expenses borne and paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by the Company under voyage charter arrangements. Furthermore, voyage expenses include commission on revenue paid by the Company.

Vessel operating expenses: Vessel operating expenses are accounted for on an accruals basis.

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, since the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign exchange gains/ (losses), net in the consolidated statement of comprehensive income.

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.7	Trade receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade receivables are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The provision for doubtful accounts at December 31, 2015 was $127 (2014:$512).

2.8	Inventories: Inventories consist of lubricants and gas cylinders and are stated at the lower of cost or net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and amortization of components attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e., amounts received from the seller of the vessels until date of delivery is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the fourth quarter of 2015, the Company reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $91 included in the consolidated statement of comprehensive loss/income for 2015.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease, it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income.

2.13	Impairment of non-financial assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive income. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. See note 5

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortization process.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

2.16	Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive income as incurred under “interest expense and finance costs” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised. For the years ended December 31, 2015, 2014 and 2013, the Company had no qualifying assets.

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by other factors such as length of ship employment for its customers i.e., spot or time charters or type of vessel. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies owned by Globus is under short-term contracts (usually up to nine months) and, accordingly, no one is liable for any pension or post-retirement benefits payable to the crew.

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

The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability, an amount of $73 as at December 31, 2015 (2014:$69), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

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

2.22	Leases – where the Company is the lessee: Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement component of the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

2.23	Leases – where an entity is the lessor: Leases of vessels where the entity does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognised on a straight-line basis over the lease term. Contingent rents are recognised as revenue in the period in which they are earned.

2.24	Insurance: The Company recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.25	Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity.

2.26	Share capital: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds.

2.27	Dividends: Dividends to shareholders are recognised in the period in which the dividends are declared and appropriately authorised and are accounted for as dividends payable until paid.

2.28	Derivative financial instruments at fair value through profit and loss: Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Historically, the Company’s derivative financial instruments have not qualified for hedge accounting; therefore changes in the fair value of these instruments are recognised immediately in the income statement component of the consolidated statement of comprehensive income.

2.29	Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the carrying amount exceeds fair value less costs to sell, the Company recognises a loss under reversal of impairment/(impairment loss) in the income statement component of the consolidated statement of comprehensive income, if the non-current asset or disposal group is subsequently remeasured at fair value less costs to sell, any difference with the carrying amount is recognised under reversal of impairment/ (impairment loss) in the income statement component of the consolidated statement of comprehensive income.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

A liability is current:

•	It is expected to be settled in a normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current

3	Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2015	2014
Cash on hand	17	5
Cash at Banks	236	3,978
Bank deposits	1,752	1,100
Total	2,005	5,083

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2015 and 2014 was $2,005 and $5,083 respectively. In addition as of December 31, 2015, the Company had available $5.4 million (2014:$500) of undrawn borrowing facilities (note 12).

As at December 31, 2015, the Company had pledged an amount of $500 ($1,000 as at December 31, 2014) in order to fulfil collateral requirements. The fair value of restricted cash as at December 31, 2015 and 2014 was $500 and $1,000 (Refer to note 12 for further details).

4	Transactions with Related Parties

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 4,724,475 common shares through Firment Trading Limited, a Cypriot company controlled by Mr Feidakis, and 480,000 common shares through F.G. Europe S.A. a Greek company listed on the Athens Exchange in which Mr Feidakis acts as the chairman of the Board of Directors and holds the majority of the outstanding shares. As at December 31, 2015 and 2014, Mr Feidakis beneficially owned 50.4% and 50.8%, respectively, of Globus’ shares.

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2015, 2014 and 2013:

On August 20, 2006, Globus Shipmanagement Corp. entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (a company related through common control). Rental expense is Euro 14,578 ($16) per month up to August 20, 2015, which was silently extended until December 31, 2015. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The rental agreement runs for 9 years and can be terminated by the Company with 6 months’ notice. During the years ended December 31, 2015, 2014 and 2013, rent expense was $195, $234 and $232, respectively.

The expense is recognised in the income statement component of the consolidated statement of comprehensive loss/income under administrative expenses payable to related parties. As of December 31, 2015 and 2014, $191 and $35 of rent expense respectively was due and unpaid. Rent expense payable to related parties is classified as trade accounts payable in the consolidated statement of financial position.

In October 2011 Globus Shipmanagement Corp. hired Athanasios Feidakis a close family member of the Company’s ultimate controlling party. Athanasios Feidakis annual gross compensation was approximately Euro38,000 ($52). As of July 1, 2013 Athanasios Feidakis became a non-executive director of the Company. For the year ended December 31 2013 total gross compensation of Athanasios Feidakis was $26. The expense was recognised in the income statement component of the consolidated statement of comprehensive loss/income under administrative expenses payable to related parties.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

4	Transactions with Related Parties (continued)

As of December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer and Chief Financial Officer. His remuneration will remain at $60 per annum as it was in 2015 and 2014 according to his compensation agreement as a Director of the Company.

In December 2013, Globus entered into a credit facility for up to $4.0 million with Firment Trading Limited, a related through common control company, for the purpose of financing its general working capital needs. Effective from December 2014, through a supplemental agreement in April 2015, the credit limit of the facility increased from $4.0 to $8.0 million, and in December 2015, through a second supplemental agreement, the credit limit of the facility increased from $8.0 to $20.0 million. In December 2015, through a third supplemental agreement, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a company related through common control. The Company has the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period, in multiples of $0.1 million. As of December 31, 2015 and 2014 the amounts drawn and outstanding with respect to the facility were $14,600 and $7,500, respectively, and were classified under “long-term borrowing” in the consolidated statement of financial position, since the maturity dates were beyond one year form each financial position date. For the years ended December 31, 2015 and 2014 Globus recognised interest expense of $460 and $49 respectively. The expense is classified in the income statement component of the consolidated statement of comprehensive income under interest expense and finance costs and interest payable is classified in the statement of financial position under accrued liabilities and other payables. As of December 31, 2015 there was an amount of $5.4 million (2014:$500) available to be drawn under the credit facility.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2015	2014	2013
Director’s remuneration	185	185	165
Share-based payments (note 13)	60	60	50
Total	245	245	215

As of December 31, 2015 and 2014, $302 and $117 of the compensation to non-executive directors was remaining due and unpaid, respectively. Amounts payable to non-executive directors are classified as trade accounts payable in the consolidated statement of financial position.

Compensation to the Company’s executive directors is analysed as follows:

	For the year ended December 31,
	2015	2014	2013
Short-term employee benefits	85	103	197
Share-based payments (note 13)	-	-	(239)
Total	85	103	(42)

Short-term employee benefits are recognised in the income statement component of the consolidated statement of comprehensive loss/income under administrative expenses payable to related parties.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry docking costs	Fair value of time charter attached	Amortization of fair value of time charter attached	Net Book Value
Balance at January 1, 2013	227,127	(89,137)	3,284	(2,462)	4,650	(2,602)	140,860
Depreciation & Amortization	-	(5,588)	-	(434)	-	(1,261)	(7,283)
Balance at December 31, 2013	227,127	(94,725)	3,284	(2,896)	4,650	(3,863)	133,577
Additions	-	-	1,458	-	-	-	1,458
Vessel ceased to be classified as held for sale	13,320	-	286	-	-	-	13,606
Depreciation & Amortization	-	(5,585)	-	(574)	-	(746)	(6,905)
Balance at December 31, 2014	240,447	(100,310)	5,028	(3,470)	4,650	(4,609)	141,736
Additions/ (Dry Docking Component)	(600)	-	1,581	-	-	-	981
Sale of vessel	(5,179)	-	-	(169)	-	-	(5,348)
Impairment loss	(20,144)	-	-	-	-	-	(20,144)
Depreciation & Amortization	-	(6,047)	-	(1,062)	-	(41)	(7,150)
Balance at December 31, 2015	215,524	(106,357)	6,609	(4,701)	4,650	(4,650)	110,075

For the purpose of the consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2015	2014	2013
Vessels Depreciation	6,047	5,585	5,588
Depreciation on office furniture and equipment	38	39	34
Total	6,085	5,624	5,622

Vessel classified as held for sale: Pursuant to a board of directors’ resolution on December 4, 2012, the Company decided to actively market for sale the vessel m/v Tiara Globe. The Company considered that the vessel met the criteria described in note 2.29 to be classified as held for sale and measured at the lower of its carrying amount and fair value less cost to sell. In this respect, the Company recognized an impairment loss of $24,443 at that time. By a board of directors’ resolution on November 20, 2013, the Company decided to continue to actively market for sale the vessel m/v Tiara Globe and extend the period that the vessel is classified as held for sale beyond a financial year. As of December 31, 2013 the vessel was measured at a fair value of $11,767, less estimated cost to sell of $401, less deferred dry docking costs of $811 resulting in a reversal of impairment of $1,679 when compared to its fair value less cost to sell as of December 31, 2012 of $8,876. As of December 31, 2014 the Company decided that the vessel no longer met the criteria to be classified as held for sale and was subsequently measured at its recoverable amount at that date of $13,606 resulting in an impairment reversal of $2,240. The vessel’s recoverable amount was based on its estimated value in use and the methodology followed is described below with reference to the Impairment of non-financial assets. Refer also to note 2.13.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

5	Vessels, net (continued)

Impairment of non-financial assets: As of December 31, 2015 the Company performed an assessment on whether there is an indication that a vessel may be impaired. Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows for the first three years were determined by considering an estimate daily time charter equivalent based on the most recent blended (for modern and older vessels) one-year time charter rate available for each type of vessel. For the remaining useful life of the vessels the Company used the historical ten-year blended average one-year time charter rates substituting for the years 2007 and 2008 that were considered as extreme values, with the years 2004 and 2005. The rates were adjusted assuming an annual growth rate as published by the International Monetary Fund, net of commissions. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual inflation rate of approximately 4%. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

In July 2015 m/v Tiara was sold and the Company recognized an impairment loss of $7,745. As of December 31, 2015 the Company concluded that the recoverable amount of m/v Energy Globe was lower than its carrying amount and recognized an impairment loss of $12,399. As of December 31, 2014 and 2013 no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts.

	(Impairment loss)/Reversal of impairment
	For the year ended December 31,
Vessels	2015	2014	2013
m/v Tiara Globe (vessel ceased to be classified as held for sale)	(7,745)	2,240	1,679
m/v Energy Globe	(12,399)	-	-
(Impairment loss)/Reversal of impairment	(20,144)	2,240	1,679

Fair value of time charter attached to vessels: During the year ended December 31, 2011, the Company acquired m/v Moon Globe for a purchase price of $31,400 and m/v Sun Globe for a purchase price of $30,300. Both vessels were acquired subject to time charters with favourable terms relative to the market. The Company estimated, as of the date of acquisition, the amount included in the cost of the aforementioned vessels that was attributable to the favourable terms of the time charters relative to market terms to be $2,150 for m/v Moon Globe and $2,500 for m/v Sun Globe. These amounts are amortized on a straight line basis over the remaining term of the respective time charters, which was June 2013, for m/v Moon Globe and January 2015, for m/v Sun Globe. Amortization for the year amounted to $41 and is included in the income statement component of the consolidated statement of comprehensive loss/income under amortization of fair value of time charter attached to vessels. As of December 31, 2015 the fair value of time charter attached to vessels were fully amortized.

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in note 12.

6	Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2015	2014
Lubricants (at cost)	399	389
Gas cylinders (at cost)	54	52
Total	453	441

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

7	Prepayments and other assets

Prepayments and other assets in the consolidated statement of financial position are analysed as follows:

	December 31,
	2015	2014
Interest receivable	2	1
Bunkers	753	2,083
Other prepayments and other assets	296	450
Total	1,051	2,534

8	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2015 and 2014, amounted to $4,011 and $2,607, respectively. Trade accounts payable are non-interest bearing and are normally settled on 60-day terms.

9	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2015	2014
Accrued interest	587	53
Accrued audit fees	78	84
Other accruals	861	864
Insurance deductibles	214	100
Dividend payable on Preferred Shares (note 17)	14	70
Other payables	48	209
Total	1,802	1,380

•	Interest is normally settled quarterly throughout the year.
•	Other payables are non-interest bearing and are normally settled on monthly terms.

10	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2015	2014	2013
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

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

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2013	10,207,517	40,830
Issued during the year (share based compensation note 13)	19,841	79
As at December 31, 2013	10,227,358	40,909
Issued during the year (share based compensation note 13)	18,306	73
As at December 31, 2014	10,245,664	40,982
Issued during the year (share based compensation note 13)	73,487	294
As at December 31, 2015	10,319,151	41,276

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

10	Share Capital and Share Premium (continued)

During the years ended December 31, 2015, 2014 and 2013, Globus issued 73,487, 18,306 and 19,841 common shares respectively as share-based payments. In addition during 2015, 31,777 common shares have been granted and vested as share-based payments, but not issued as of December 31, 2015 (note 13).

Series A Preferred Shares issued	Number of shares	USD
As a January 1, 2013	3,347	3
Shares redeemed by the issuer	(780)	(1)
As at December 31, 2013	2,567	2
Issued during the year	-	-
As at December 31, 2014	2,567	2
Issued during the year	-	-
As at December 31, 2015	2,567	2

The holders of Company’s series A preferred shares are entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of Company’s Remuneration Committee, in its sole discretion. Company’s board of directors or Remuneration Committee will determine whether funds are legally available under the Marshall Islands Business Corporations Act (“BCA”) for such dividend. Any accrued but unpaid dividends will not bear interest. Except as may be provided in the BCA, holders of Globus series A preferred shares do not have any voting rights. Upon the Company’s liquidation, dissolution or winding up, the holders of its series A preferred shares will be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Globus series A preferred shares are not convertible into any of its other capital stock.

On January 8, 2013 the Company’s Chief Financial Officer stepped down from his position. Upon his resignation 780 preferred shares of series A, granted to him on April 20, 2012 were redeemed.

As of December 31, 2015, 2014 and 2013 no Class B shares were issued.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in note 13. Accordingly at December 31, 2015, 2014 and 2013, Globus share premium amounted to $109,923, $109,863 and $109,803, respectively.

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

The following reflects the earnings/ (loss) and share data used in the basic and diluted loss per share computations:

	For the year ended December 31,
	2015	2014	2013
(Loss)/Net profit) for the year	(32,396)	3,212	5,677
Less: Dividends on preferred shares (note 17)	(448)	(293)	(330)
(Loss)/Net profit attributable to common equity holders	(32,844)	2,919	5,347
Weighted average number of shares for basic & diluted EPS	10,266,690	10,234,361	10,215,997

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD. & Dulac Maritime S.A.	27,324	(228)	27,096
(b)	Kelty Marine Ltd.	15,650	(33)	15,617
(c)	Artful Shipholding S.A. & Longevity Maritime Limited	21,004	(72)	20,932
(d)	Globus Maritime Limited-Firment Trading Limited (note 4)	14,600	-	14,600

	Total at December 31, 2015	78,578	(333)	78,245
	Less: Current Portion	(63,978)	(333)	(63,645)
	Long-Term Portion	14,600	-	14,600

	Total at December 31, 2014	84,580	(192)	84,388
	Less: portion associated with the security value shortfall. Refer to (b)	2,092	-	2,092
	Less: Current Portion	42,138	(87)	42,051
	Long-Term Portion	40,350	(105)	40,245

(a)	In February 2015, Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. (“Devocean et al.”), vessel owning companies of m/v River Globe, m/v Sky Globe and m/v Star Globe, respectively, entered into a loan agreement for up to $30,000 with HSH Nordbank AG (“the bank”) for the purpose of part prepaying the then outstanding secured reducing revolving credit facility with Credit Suisse AG. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. as the borrowers and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 3.00% for interest periods of three months and 3.10% for interest periods of one month.

On March 3, 2015, Devocean et al. drew down $29,405 analyzed as follows:

Tranche (A) of $8,580 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the m/v River Globe. The balance outstanding of tranche (A) at December 31, 2015, was $7,863 payable in 16 equal quarterly installments of $239 starting, March 2016, as well as a balloon payment of $4,039 due together with the 16th and final installment due in December 2019.

Tranche (B) of $10,100 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the m/v Sky Globe. The balance outstanding of tranche (B) at December 31, 2015, was $9,410 payable in 16 equal quarterly installments of $230 starting, March 2016, as well as a balloon payment of $5,730 due together with the 16th and final installment due in December 2019.

Tranche (C) of $10,725 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the m/v Star Globe. The balance outstanding of tranche (C) at December 31, 2015, was $10,051 payable in 16 equal quarterly installments of $225 starting, March 2016, as well as a balloon payment of $6,452 due together with the 16th and final installment due in December 2019.

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

On March 3, 2015, following the drawdown of the HSH Nordbank AG loan the Company prepaid $30,000 to Credit Suisse AG reducing the balance due to Credit Suisse AG to $5,000, which was settled in July 2015.

As of December 31, 2015, the Company was not in compliance with the four out of the five covenants:

➢	the aggregate fair market value of the mortgaged vessels was not equal or exceeded 125% of the outstanding balance under the loan agreement. As of December 31, 2015 it was 89.7%.
➢	the ratio of Globus’s total liabilities to its market adjusted total assets was not lower than 75%. As of December 31, 2015 this ratio was 141%.
➢	the Company minimum market adjusted net worth was not equal or more than $30,000. As of December 31, 2015 the Company’s market adjusted net worth was $(24,540).
➢	the Company’s minimum liquidity was not greater than 5% of its consolidated indebtedness. As of December 31, 2015 the Company’s liquidity was $2,505 while the requirement was for $3,912.

In March 2016 the Company repaid the principal instalment of $694. During April 2016, Globus reached an agreement in principle (which is subject to completing final documentation) with HSH Nordbank AG on certain amendments and waivers to the terms of the loan agreement. It was agreed the Company to receive relaxations and/or waivers until March 2017 regarding the financial covenants. More specifically the following were agreed:

➢	the aggregate fair market value of the mortgaged vessels must equal or exceed 60% of the outstanding balance under the loan agreement instead of 125%.
➢	the ratio of Globus’s total liabilities to its market adjusted total assets shall always be not higher than 200% instead of 75%.
➢	the Company maintain a minimum market adjusted net worth of more than or equal $30,000 was waived
➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $70 in an account pledged to the bank instead of $250.
➢	The Company shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness was waived.

It was agreed that the Company will pay the June 2016 installment using the pledged cash of $750, that was already deposited in HSH accounts and that the scheduled installments due in September and December, 2016, each amounting to $694, will be deferred to March 2017 (the “deferred amounts”). At that time, a cash sweep mechanism under which any excess, over a predefined TCE level, cash earned up to then, will be applied to reduce the deferred amounts (with any remaining balance of them being deferred to the balloon payment).

(b)	In June 2010, Kelty Marine Ltd entered into a loan agreement (“Kelty Loan Agreement”) for $26,650 with Commerzbank AG (“the bank”) for the purpose of part financing the acquisition of m/v Jin Star. The loan facility is in the name of Kelty Marine Ltd as the borrower and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 2.25% if the ratio of the outstanding loan to the market value of m/v Jin Star and any additional security provided at the time being, plus any amount of minimum free liquidity maintained with the bank (Loan to Value ratio, “LtV”) is less than 45%, a margin of 2.40% if the LtV is equal to or exceeds 45% but is less than or equal to 60%, a margin of 2.50% if the LtV exceeds 60% but is less than or equal to 70% and a margin of 2.75% if the LtV exceeds 70%. The balance outstanding at December 31, 2015, was $ 15,650 payable in 6 equal quarterly instalments of $500 starting March 2016, as well as a balloon payment of $12,650 due together with the 6th and final installment due in June 2017.

The loan is secured as follows:

•	First preferred mortgage over m/v Jin Star.
•	Guarantees from the vessel owning company and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessel as well as of the bareboat charter agreement attached to the vessel and ended during January 2015.

The loan agreement contains various covenants requiring Kelty Marine Ltd to, amongst others things, ensure that

➢	the ratio of the Company’s shareholders’ equity to total assets is not less than 25%.
➢	the Guarantor must have a minimum equity of $50 million.
➢	the market value of each vessel and any additional security provided, including the minimum liquidity of $1,000 with the bank, is or exceeds 130% of the loan balance outstanding.
➢	the Borrower and or the Guarantor to maintain at the end of each accounting period and all other times during the security period, cash and bank balances and bank deposits of at least $1,000 with the bank.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

As of December 31, 2015, the Company was not in compliance with the security value requirement that requires the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% (the actual ratio achieved was 80%) of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. The Company was also not in compliance with the minimum liquidity of $1 million with Commerzbank (the actual liquidity was $0.5 million) and the requirement of a minimum equity of $50 million (the actual equity was $30.5 million).

In March 2016, the Company reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million in return for the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40.7. If the total amount of cash and bank balances and bank deposits exceeds $10 million in the aggregate as declared on June 30, 2016 then the Company must pay to Commerzbank any excess amounts. If there is no excess, Globus will be released from its guarantee.

(c)	In June 2011, Globus through its wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, entered into the DVB Loan Agreement for an amount up to $40.0 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. Globus acts as guarantor for this loan.

The loan is secured as follows:

•	First preferred mortgage over m/v Moon Globe and m/v Sun Globe.
•	Guarantees from the vessel owning companies and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.

The loan agreement contains various covenants requiring the vessels owning companies to, amongst others things, ensure that:

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 130% of the outstanding balance under the loan agreement less any cash up to $1,000 held in the operating accounts pledged to the lender.
➢	the ratio of the Company’s market adjusted net worth to total assets must be greater than 35%.
➢	the company maintain a minimum market adjusted net worth of more than $50,000.
➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $500 in an account pledged to the Bank,
➢	a minimum liquidity of the lesser of $10,000 and $1,000 per vessel owned by the Company.

During December 2014, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the loan agreement signed on February 20, 2015 valid for the period from December 31, 2014 to March 30, 2016 (“the waiver period”) as listed below:

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 110% of the outstanding balance under the loan agreement less any cash up to $1,000 held in the operating accounts pledged to the lender.
➢	the company to maintain a minimum market adjusted net worth of more than $20,000.
➢	The Company to maintain minimum liquidity of $5,000.
➢	the ratio of the Company’s market adjusted net worth to total assets must be greater than 15%.
➢	The above amendments are subject to a $3,425 prepayment-to be applied against the four quarterly instalments of each tranche following the prepayment-to be paid until June 30, 2015 the latest, which was classified in the consolidated statement of financial position under current portion of long-term borrowings as of December 31, 2014.

As of December 31, 2015, the Company was not in compliance with three loan covenants of the DVB Loan Agreement:

➢	the aggregate charter free-market value of the mortgaged vessels did not exceed 107% of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank up to $1.0 million. As of December 31, 2015 was approximately 92%.
➢	Globus should maintain a minimum market adjusted net worth of more than $20.0 million and a minimum liquidity of $5.0 million. As of December 31, 2015 the Company was in breach of these two covenants.
➢	the ratio of the Company’s market adjusted net worth to its total assets should be greater than 15%. As of December 31, 2015 the Company was in breach of this covenant.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

During April 2016, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the loan agreement signed on April 18, 2016 valid for the period from March 1, 2016 to March 31, 2017 (“third waiver period”) as listed below:

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 50% of the outstanding balance under the loan agreement less any cash up to $1,000 held in the operating accounts pledged to the lender.
➢	the covenant for the company to maintain a minimum market adjusted net worth of more than $20,000 was waived during third waiver period.
➢	the covenant for the Company to maintain minimum liquidity of $5,000 was waived during the third waiver period.
➢	The covenant for the ratio of the Company’s market adjusted net worth to total assets must be greater than 15% was waived during the third waiver period.
➢	The above amendments are subject to a $1.7 million prepayment - to be applied against the four quarterly instalments of each tranche following the prepayment, which was paid in April, 2016.

In June 2011, $19.0 million was drawn (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. The balance outstanding at December 31, 2015, of Tranche A was payable in 12 quarterly installments of $440 and a balloon payment of $5.3 million payable together with the 12th and last installment payable in December 2018. As of December 31, 2015, the outstanding principal balance of Tranche A was $10.58 million. The Company prepaid $880 in April 2016, with the next installment becoming due in March 2017.

In September 2011, $18.0 million was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. The balance outstanding at December 31, 2015 of Tranche B was payable in 13 quarterly installments of $416.3 and a balloon payment of $5 million payable together with the 13th and last installment payable in March 2019. As of December 31, 2015, the outstanding principal balance of Tranche B was $10.42 million. The Company prepaid $833 in April 2016 with the next installment being due in March 2017.

As of December 31, 2015, the Company was in breach with most of the covenants included in its loan agreements with HSH Nordbank AG, Commerzbank AG and DVB Bank SE and therefore the total amount outstanding for these loans was classified under current liabilities.

(d)	In December 2013, Globus entered into a credit facility for up to $4,000 with Firment Trading Limited (“the lender”), a company related through common control, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and remained available until its initial final maturity dated December 16, 2015, when Globus must repay all drawn and outstanding amounts at that time. During December 2014 through a supplemental agreement reached between the company and the lender, the credit limit of the facility increased from $4,000 to $8,000 and its final maturity date was extended until April 29, 2016. Globus has the right to drawdown any amount up to $8,000 or prepay any amount, during the availability period in multiples of $100. During December 2015 the credit limit of the facility increased from $8.0 to $20.0 million and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a company relatedthrough common control. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2015 the amount drawn and outstanding with respect to the facility was $14,600 and there was an amount of $5,400 available to be drawn (note 4).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2015 are as follows:

			(c)		(d)
	(a)	(b)	DVB		Firment Trading
December 31	HSH	Commerzbank	Tranche (A)	Tranche (B)	Limited	Total
2016	2,774	2,000	1,760	1,665	-	8,199
2017	2,774	13,650	1,760	1,665	14,600	34,449
2018	2,774	-	7,060	1,665	-	11,499
2019	19,002	-	-	5,429	-	24,431
2020 and thereafter	-	-	-	-	-	-
Total	27,324	15,650	10,580	10,424	14,600	78,578

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2014 were follows:

	(a)		(c)		(d)
	Credit				Firment Trading
December 31	Suisse	(b)	Tranche (A)	Tranche (B)	Limited	Total
2015	35,000	4,092	2,640	2,498	-	44,230
2016	-	2,000	880	832	7,500	11,212
2017	-	11,558	1,760	1,665	-	14,983
2018	-	-	7,060	1,665	-	8,725
2019 and thereafter	-	-	-	5,430	-	5,430
Total	35,000	17,650	12,340	12,090	7,500	84,580

The weighted average interest rate for the years ended December 31, 2015, 2014 and 2013 was 3.05%, 2.22% and 2.54%, respectively.

13	Share Based Payment

Share based payment comprise the following:

Year 2015	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment	73,487	-	60	-
Balance at December 31, 2015	73,487	-	60	-

Year 2014	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment	18,306	-	60	-
Balance at December 31, 2014	18,306	-	60	-

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

13	Share Based Payment (continued)

Year 2013	Number of common shares	Number of preferred shares	Share premium	Retained earnings
Non-executive directors payment	19,841	-	50	-
Preferred shares redeemed	-	(780)	-	-
“2012 LTIP” reversed	-	-	-	(239)
Balance at December 31, 2013	19,841	(780)	50	(239)

For the year ended December 31, 2015:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

For the year ended December 31, 2014:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to the Company’s non-executive directors pursuant to their letters of appointment.

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

14	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statement of comprehensive loss/income consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2015	2014	2013
Commissions	675	1,284	1,257
Bunkers expenses	1,519	2,702	1,429
Other voyage expenses	190	268	206
Total	2,384	4,254	2,892

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

14	Voyage Expenses and Vessel Operating Expenses (continued)

Vessel operating expenses consisted of:

	For the year ended December 31,
	2015	2014	2013
Crew wages and related costs	5,919	5,396	5,107
Insurance	929	996	1,026
Spares, repairs and maintenance	1,664	1,480	2,072
Lubricants	534	578	711
Stores	939	998	858
Other	336	259	257
Total	10,321	9,707	10,031

15 Administrative Expenses

The amount shown in the consolidated statement of comprehensive loss/income is analysed as follows:

	For the year ended December 31,
	2015	2014	2013
Personnel expenses	981	1,210	1,210
Audit fees	112	133	136
Travelling expenses	9	17	19
Consulting fees	90	103	109
Communication	15	19	25
Stationery	2	2	3
Greek authorities tax (note 21)	256	222	224
Other	286	190	366
Total	1,751	1,896	2,092

16 Interest Expense and Finance Costs

The amounts in the consolidated statement of comprehensive loss/income are analysed as follows:

	For the year ended December 31,
	2015	2014	2013
Interest payable on long-term borrowings	2,523	1,932	3,310
Bank charges	32	34	45
Amortization of debt discount	146	103	116
Other finance expenses	82	68	100
Total	2,783	2,137	3,571

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

17	Dividends

Dividends declared and paid during the years ended December 31, 2015, 2014 and 2013 are as follows:

No dividends declared or paid on common shares during the year ended December 31, 2015. Dividends declared and paid on our Series A Preferred shares during the year ended December 31, 2015 are as follows:

2015	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	77.26	198	February 18, 2015	*
2nd Preferred dividend	97.39	250	December 21, 2015	*
		448

* Settled with several payments, which final payment was made in January 2016.

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

Gain on the fair value of interest rate swap contracts for the years ended December 31, 2015 and 2014 amounted to $nil, for the year ended December 31, 2013 amounted to $738. The Company recognizes gains and losses on interest rate swap contracts, in the income statement component of the consolidated statement of comprehensive income in total finance costs, net.

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

The Company enters into time charter and bareboat charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between two days to two months as of December 31, 2015 and between five days to two months as of December 31, 2014, assuming redelivery at the earliest possible date. Future gross minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2015 and 2014, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	2015	2014
Within one year	633	1,612
Total	633	1,612

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2015, the Company was not a party to an operating lease agreement as lessee while at December 31, 2014 was (note 4). The operating lease relates to the office premises of the Manager and expired in August 2015 but was silently extended until December 31, 2015.

The future minimum lease payments under this agreement as of December 31, 2015 and 2014 assuming a Euro: US dollar exchange rate for 2014: 1:1.2, were as follows:

	2015	2014
Within one year	-	140
After one year but not more than five years	-	-
Total	-	140

Total rent expense under operating leases for the years ended December 31, 2015 and 2014, amounted to $195 and $234, respectively.

21	Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of loss/income.

Greek Authorities Tax

In January 2013, a new tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As of December 31, 2015, 2014 and 2013 the tax expense under the law amounted to $256, $222 and $224 respectively and is included in administrative expenses in the consolidated statement of comprehensive income.

U.S. Federal Income Tax

Globus is a foreign corporation with wholly owned subsidiaries that are foreign corporations, which derive income from the international operation of a ship or ships from United States (“U.S”) source shipping income for U.S. federal income tax purposes.

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

Application of § 883 of the Code for the year ended December 31, 2015

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

For the year ended December 31, 2015, Globus and its wholly owned subsidiaries deriving income from the operation of international ships are organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus and its relevant subsidiaries have more than 50% of the value of their stock for at least half of the number days of their taxable year indirectly owned in the form of registered shares by one individual residing in a qualified foreign country. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that rely on § 883 for exempting U.S. source income from the international operation of ships would not be subject to U.S. federal income tax for the year ended December 31, 2015. Globus anticipates it and its relevant subsidiaries income will continue to be exempt in the future from U.S. federal income tax. However, in the future, Globus or its subsidiaries may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. To manage this, the Company usually enters into interest rate swaps, in which the Company agrees to exchange, at specific intervals, the difference between fixed and variable interest rate. Interest amounts are calculated by reference to an agreed upon notional principal amount. As of December 31, 2015 and 2014 the Company had no interest rate swap agreements in place. As of December 31, 2015 and 2014, 19% and 9% of the Company’s bank borrowings were at a fixed rate of interest.

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

	Increase/Decrease in basis points	Effect on profit

2015
$ Libor	+15	(110)
	-20	147
2014
$ Libor	+15	(129)
	-20	172

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s profit due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2015 and 2014 was not material.

	Change in rate	Effect on profit

2015	+10%	(298)
	-10%	298

2014	+10%	(81)
	-10%	81

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2015, 2014 and 2013:

	2015	%	2014	%	2013	%
A	82	1%	5,846	22%	5,860	20%
B	316	2%	5,201	20%	5,201	18%
C	237	2%	-	-	3,637	12%
D	-	-	-	-	2,838	10%
Other	12,080	95%	15,331	58%	11,898	40%
Total	12,715	100%	26,378	100%	29,434	100%

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

The table below summarises the maturity profile of the Company’s financial liabilities at December 31, 2015 and 2014, based on contractual undiscounted cash flows.

Year ended December 31, 2015	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	-	2,731	8,115	73,687	-	84,533
Accrued liabilities and other payables	-	1,802	-	-	-	1,802
Trade payables	-	4,011	-	-	-	4,011
Total	-	8,544	8,115	73,687	-	90,346

Year ended December 31, 2014	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,092	1,725	42,518	42,397	-	88,732
Accrued liabilities and other payables	-	1,380	-	-	-	1,380
Trade payables	-	2,607	-	-	-	2,607
Total	2,092	5,712	42,518	42,397	-	92,719

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios, refer to note 12. No changes were made in the objectives, policies or processes during the years ended December 31, 2015 and 2014. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt.

The Company includes within net debt, interest bearing loans gross of unamortized debt discount, less cash.

Adjusted book capitalization refers to total equity adjusted for the market value of the Company’s vessels. The Company’s policy is to keep the ratio described above between a range of 60% - 80%.

	December 31,
	2015	2014
Interest bearing loans	78,578	84,580
Cash (including restricted cash)	(2,505)	(6,083)
Net debt	76,073	78,497

Equity	30,535	63,319
Adjustment for the market value of vessels (charter-free)	(55,075)	(27,161)
Adjusted book capitalization	(24,540)	36,158

Adjusted book capitalization plus net debt	51,533	114,655
Ratio	147.6%	68.5%

The deterioration in the ratio of net debt to adjusted capitalization plus net debt, resulted due to the prevailing adverse conditions in the shipping market. The Company’s objective is to return to the range of 60%- 80%. Net debt as calculated above is not consistent with the International Financial Reporting Standards (“IFRS”) definition of debt. The following reconciliation is provided:

	December 31,
	2015	2014
Debt in accordance with IFRS (long & short-term borrowings)	78,245	84,388
Add: Unamortized debt discount	333	192
	78,578	84,580
Less: Cash and bank balances and bank deposits	2,505	6,083
Net debt	76,073	78,497

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

23	Fair values

The carrying values of financial instruments such as cash and cash equivalents, restricted cash, trade receivables and trade payables are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair values of the credit and loan facilities as of December 31, 2015 and 2014 was $70,609 and 83,267 respectively while their carrying value measured at amortised cost as of December 31, 2015 and 2014 was $78,245 and $84,388 respectively.

Fair value measurement

The following table provides the fair value measurement hierarchy (as defined in note 2.30) of the Company’s liabilities

As at December 31, 2015 and 2014, the Company held the following liabilities measured at or disclose their fair value:

	December 31, 2015	Level 1	Level 2	Level 3
Liabilities for which fair values are disclosed
Long term borrowings	70,609	-	70,609	-

	December 31, 2014	Level 1	Level 2	Level 3
Liabilities for which fair values are disclosed
Long term borrowings	83,267	-	83,267	-

There have been no transfers between Level 1 and Level 2 during the years

24	Events after the reporting date

The Silaner Investments Credit Facility

In January 2016, the Company entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a company related through common control, for the purpose of financing its general working capital needs. Up to the issuance date of the consolidated financial statements, the Company has drawn down an amount of $2.15 million under the Silaner Credit Facility.

Firment Loan Facility

In February 2016, the Company drew down $1.3 million under the Firment Credit Facility. As of the date of the issuance of these consolidated financial statements, the amount drawn and outstanding with respect to the facility is $15,900 and there is an amount of $4,100 available to be drawn.

Sale of Kelty Marine Ltd.

In March 2016, the Company sold the shares of Kelty Marine Ltd., owner of the vessel Energy Globe and wholly owned subsidiary of Globus, to an unrelated third party. The proceeds from this sale were used for the partial prepayment of the Commerzbank loan. As of December 31, 2015, the financial effect from the disposal of Kelty Marine Ltd. could not be estimated (see Note 12). After its sale to an unrelated third party, Kelty Marine Ltd., owner of the m/v Energy Globe, pays Globus Shipmanagement $0.9 per day to manage its vessel.

Amended agreements with the banks

In April and March 2016, the Company entered into amended agreements or agreed the main terms for the restructure of its loan agreements with HSH Nordbank AG, DVB Bank SE and Commerzbank (see Note 12).

Listing transfer to NASDAQ Capital Market

On April 11, 2016 the Company’s common shares that were listed on the Nasdaq Global Market until then they became listed on the Nasdaq Capital Market. Both the Nasdaq Global Market and the Nasdaq Capital Market are tiers of the Nasdaq Stock Market, which is an established securities market.

