Form 20-F
period 2016-12-31
GLOBUS MARITIME LTD
filed 2017-04-11
CIK 1499780

As filed with the Securities and Exchange Commission on April 11, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, there were 2,627,674 shares of the registrant’s Common Shares outstanding.

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, 2,567 of which were outstanding as of December 31, 2015 and none of which were outstanding on December 31, 2016 and on the date of this annual report on Form 20-F.

On July 29, 2010, we effected a four-for-one reverse split of our common shares. On October 20, 2016, we effected a four-for-one reverse stock split which reduced the number of our outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts in this annual report on Form 20-F have been adjusted to give effect to these reverse splits.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31, (Expressed in Thousands of U.S. Dollars, except per share data)
	2016	2015	2014	2013	2012
Consolidated Statement of comprehensive loss/income
Voyage revenues	8,740	12,715	26,378	29,434	32,197
Management fee income	278	-	-	-	-
Total Revenues	9,018	12,715	26,378	29,434	32,197

Voyage expenses	(1,271)	(2,384)	(4,254)	(2,892)	(4,450)
Vessel operating expenses	(8,688)	(10,321)	(9,707)	(10,031)	(10,400)
Depreciation	(5,014)	(6,085)	(5,624)	(5,622)	(11,255)
Depreciation of drydocking costs	(1,005)	(1,062)	(574)	(434)	(763)
Amortization of fair value of time charter attached to vessels	-	(41)	(746)	(1,261)	(1,823)
Administrative expenses	(2,094)	(1,751)	(1,896)	(2,092)	(1,869)
Administrative expenses payable to related parties	(351)	(465)	(522)	(620)	(598)
Share-based payments	(50)	(60)	(60)	189	(977)
(Impairment Loss)/Reversal of impairment	-	(20,144)	2,240	1,679	(80,244)
Gain from sale of subsidiary	2,257	-	-	-	-
Other (expenses)/income, net	(30)	(110)	(1)	127	(68)
Operating (loss)/profit before financing activities	(7,228)	(29,708)	5,234	8,477	(80,250)

Interest income	5	8	12	41	47
Interest expense and finance costs	(2,676)	(2,783)	(2,137)	(3,571)	(3,358)
Gain on derivative financial instruments	-	-	-	738	693
Foreign exchange gains/(losses), net	74	87	103	(8)	64

Total comprehensive (loss)/income for the year	(9,825)	(32,396)	3,212	5,677	(82,804)

Basic earnings/(loss) per share for the year	(3.77)	(12.80)	1.16	2.08	(32.88)
Diluted earnings/(loss) per share for the year	(3.77)	(12.80)	1.16	2.08	(32.88)
Weighted average number of common shares, basic	2,603,835	2,566,673	2,558,590	2,553,999	2,535,745
Weighted average number of common shares, diluted	2,603,835	2,566,673	2,558,590	2,553,999	2,535,745
Dividends declared per common share	-	-	-	-	1
Dividends declared per Series A Preferred Share	-	174.65	113.88	128.66	157.25
Adjusted (LBITDA)/EBITDA(1) (unaudited)	(3,466)	(2,376)	9,938	14,115	13,835

(1) Adjusted (LBITDA)/EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

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

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA (unaudited) to total comprehensive (loss)/income for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2016	2015	2014	2013	2012
Total comprehensive (loss)/income for the year	(9,825)	(32,396)	3,212	5,677	(82,804)
Interest and finance costs, net	2,671	2,774	2,125	3,530	3,311
(Gain)/loss on derivative financial instruments	-	-	-	(738)	(693)
Foreign exchange (gains)/losses, net	(74)	(87)	(103)	8	(64)
Depreciation	5,014	6,085	5,624	5,622	11,255
Depreciation of drydocking costs	1,005	1,062	574	434	763
Amortization of fair value of time charter attached to vessels	-	41	746	1,261	1,823
Reversal of (impairment loss) / impairment	-	20,144	(2,240)	(1,679)	80,244
Gain from disposal of subsidiary	(2,257)	-	-	-	-
Adjusted (LBITDA)/EBITDA (unaudited)	(3,466)	(2,377)	9,938	14,115	13,835

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2016	2015	2014	2013	2012
Statements of financial position data
Total non-current assets	91,847	110,140	141,834	133,707	140,966
Total current assets (including “Non-current assets classified as held for sale”)	2,149	4,697	10,235	21,955	24,756
Total assets	93,996	114,837	152,069	155,662	165,722
Total equity	20,760	30,535	63,319	60,340	55,182
Total non-current liabilities	42,100	14,673	40,314	72,801	78,812
Total current liabilities	31,136	69,629	48,436	22,521	31,728
Total equity and liabilities	93,996	114,837	152,069	155,662	165,722

	Year Ended December 31,
	2016	2015	2014	2013	2012
Consolidated statements of cash flows data
Net cash (used in)/generated from operating activities	(3,600)	(60)	9,521	12,357	14,370
Net cash (used in)/generated from investing activities	362	5,351	5	(1,016)	(341)
Net cash (used in)/generated from financing activities	1,396	(8,369)	(9,333)	(17,123)	(11,680)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Ownership days(1)	1,908	2,380	2,555	2,555	2,562
Available days(2)	1,885	2,336	2,513	2,527	2,498
Operating days(3)	1,830	2,252	2,500	2,486	2,471
Bareboat charter days(4)	-	22	365	365	366
Fleet utilization(5)	97.1%	96.4%	99.5%	98.4%	98.9%
Average number of vessels(6)	5.2	6.5	7.0	7.0	7.0
Daily time charter equivalent (TCE) rate(7)	$3,962	$4,333	$7,969	$9,961	$10,660

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

The following table reflects the Voyage Revenues to Daily Time Charter Equivalent Reconciliation for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2016	2015	2014	2013	2012

Voyage revenues	8,740	12,715	26,378	29,434	32,197
Less: Voyage expenses	1,271	2,384	4,254	2,892	4,450
Less: bareboat charter net revenue	-	304	5,006	5,006	5,020
Net revenue excluding bareboat charter net revenue	7,469	10,027	17,118	21,536	22,727
Available days net of bareboat charter days	1,885	2,314	2,148	2,162	2,132
Daily TCE rate	3,962	4,333	7,969	9,961	10,660

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

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile, but gradually recovered from market lows with further improvements taking place in the first half of 2010, before leveling out in the second half of 2010 and declining in 2011 throughout 2012. In 2013 rates remained volatile reaching their lows in January 2013 and their highs in December 2013 while volatility continued during 2014 as well, with rates reaching their highs during January 2014 and their lows during July 2014. In 2015, the decreasing trend in rates continued. In February 2016 the market reached a new all-time low and until the end of 2016 remained fairly depressed as compared to pre-2009 rates. Currently all of our vessels are chartered on short-term time charters and on the spot market, and we are exposed therefore to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 in February 10, 2016 and went as high as 1,257 in November 18, 2016. The BDI ranged from 685 to 983 from January until February 2017. The dry bulk market remains volatile and significantly depressed.

The decline and volatility in charter rates is primarily due to the number of newbuilding deliveries as vessel oversupply has taken a toll on the market. Increased demand for dry bulk commodities has been unable to fully absorb new deadweight tonnage, or dwt, that entered the market in recent years. Although the number of dry bulk carriers on order has declined from the historic highs in recent years, there remains a substantial amount of capacity on order. Due to a lack of financing, we expect cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail.

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

As a result of the credit crisis in Europe, in particular in Greece, Cyprus, Italy, Ireland, Portugal and Spain, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. Despite efforts by European Council in establishing the European Financial Stability Facility and the European Stability Mechanism, and the work of central bankers to renegotiate sovereign debt, concerns persist regarding the debt burden of Eurozone countries, their ability to meet future financial obligations, and the overall stability of the Euro. As we earn revenue in United States Dollars, the strengthening of the Euro (with which we pay some of our expenses) as compared to the United States Dollar could increase our expenses. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services.

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

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered through 2016, even though the fleet growth percentage has substantially reduced during the last 2 years. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

The market values of our vessels have declined, and may decline further and have triggered certain financial covenants under our existing and potentially future loan and credit facilities. This could have a material adverse effect on our ability to continue our business.

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

Our loan agreement with DVB Bank SE, which we refer to as the DVB Loan Agreement and our loan agreement with HSH Nordbank AG, which we refer to as the HSH Loan Agreement are secured by mortgages on our vessels, and require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our net worth. Since the middle of 2008, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases have led to a significant decline in the market values of our vessels. Furthermore, each of our loan arrangements contains a cross-default provision that may be triggered by a default under any of our other loans, other than the unsecured credit facilities with Firment Trading Limited and Silaner Investments Limited, both affiliates of our chairman Mr. George Feidakis, which we refer to as the Firment Credit Facility and Silaner Credit Facility, respectively.

As of December 31, 2016, we satisfied the covenants included in our loan agreements with HSH Nordbank AG and DVB Bank SE following amendments made by supplemental agreements that we entered into in 2016 which relaxed or waived certain covenants up to March 2017. In March 2017, we reached agreements in principle with HSH Nordbank AG and DVB Bank SE (which remain subject to definite documentation) to amend the loan agreements, including amendments to relax or waive certain covenants of both of the loan agreements for the period from April 2017 to April 2018. For a more detailed discussion see Item 5.B Liquidity and Capital Resources—Indebtedness and Note 12 in the Consolidated Financial Statements filed herewith.

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

The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditors' reports and challenge the accuracy of our published audited consolidated financial statements.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages even if we are not at fault, for example, if we pay a supplier for bunkers who subcontracts the supply and does not pay such subcontractor. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, could cause us to default on a charter, breach covenants in the DVB Loan Agreement or the HSH Loan Agreement, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

A significant number of the port calls made by our vessels involve the transportation of dry bulk products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region or changes in the regulatory environment, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP continues to remain lower than originally anticipated. In addition, China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future.

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

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the winding down of the U.S. Federal Reserve’s bond buying program and declining global growth rates. These challenges also include continuing turmoil and hostilities in the Middle East, Ukraine, North Africa, the Middle East, and other geographic areas and countries and continuing economic weakness in the European Union. An extended period of deterioration in the outlook for the world economy could increase our bunker prices and lessen overall demand for our services. Such changes could adversely affect our results of operations and cash flows.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 6.8% for the year ended December 31, 2016. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth, while it has announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Company Specific Risk Factors

At December 31, 2016, Globus’s current liabilities exceeded its current assets.

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt, amounted to a working capital deficit of $29 million as of December 31, 2016.

Current liabilities as of December 31, 2016 include:

(1) the amount outstanding of $2.8 million with respect to the HSH Loan Agreement with HSH Nordbank AG. Globus reached an agreement in principle to amend the HSH Loan Agreement (which is subject to completing final documentation) with HSH Nordbank AG in March 2017, including amendments that would provide for the principal repayment of $1 million in 2017 and the deferral of the four scheduled principal installments due within 2017, each amounting to $693,595, to the balloon payment. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

(2) the amount outstanding of $3.4 million with respect to the Loan Agreement with DVB Bank SE. In March 2017, Globus reached an agreement in principle to amend the DVB Loan Agreement (which is subject to completing final documentation) including amendments to relax or waive certain covenants for the period from April 2017 to April 2018. It was agreed that the amendments will provide that Globus will make a principal prepayment of $1.7 million by September 2017 and another $1.7 million would be deferred to the balloon payments. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

(3) the total outstanding of $17.4 million with respect to the Firment Credit Facility, which was reduced when we issued shares and warrants, and the remainder of which was repaid. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

In March 2017, the Company entered into agreements in principle to amend the loan agreements (which are subject to completing final documentation) with DVB Bank SE and HSH Nordbank AG. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

After the effect of these agreements the working capital deficit was approximately $9.5 million as of December 31, 2016.

We may breach the covenants contained in the DVB Loan Agreement and the HSH Loan Agreement.

As of December 31, 2016, the Company was not in breach of the financial covenants included in all of its loan agreements.

In March 2017, we agreed in principle with HSH Nordbank AG and DVB Bank SE to amend the HSH Loan Agreement and the DVB Loan Agreement, respectively, (subject to completing final documentation) including amendments that will provide for the relaxation and/or waiver of certain financial covenants, including maintaining a minimum liquidity and minimum net worth. We may not be able to meet these relaxed terms and cannot guarantee that we will be able to obtain waivers in the future.

If the agreements in principle reached in March 2017 with HSH Nordbank AG and DVB Bank SE do not result in the amendments to the respective loan agreements as contemplated by such agreements, we may breach covenants contained in such loan agreements constituting an event of default. If an event of default occurs under the DVB Loan Agreement or the HSH Loan Agreement the respective lender could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets. The March 2017 agreements are each subject to the satisfaction of a due diligence review by the lender. Each of the parties to each loan agreement must agree on the terms of the final documentation, and the amendment of each loan agreement is a condition precedent to the amendment of each other loan agreement. Further, it is a condition to the March 2017 agreement reached with DVB Bank SE that the amendment to the DVB Loan Agreement be completed by April 18, 2017, subject to a reasonable extension at the bank’s discretion.

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

Furthermore, each of our outstanding loan arrangements with third parties contains a cross-default provision that may be triggered by a default under any of our other loans. (This excludes the unsecured credit facilities with Firment Trading Limited and Silaner Investments Limited, as both lenders are affiliates of our Chairman Mr. George Feidakis, and both of these facilities have no debt outstanding on the date of this annual report, but remain available to the Company). A cross-default provision means that a default on one loan could result in a default on all of our other loans. Because of the presence of cross-default provisions in these secured loan arrangements, the refusal of any one lender to grant or extend a relaxation or waiver could result in most of our indebtedness being accelerated even if our other secured lenders have relaxed or waived covenant defaults under their respective loan arrangements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, and our ability to conduct our business would be severely impaired.

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

Our shareholders were significantly diluted by virtue of the February 2017 private placement and loan amendment agreements. It is unclear whether the full ramifications of those transactions have been reflected in our stock price.

In February 2017 we issued in the aggregate 25 million common shares and warrants to issue an additional 32,380,017 common shares in exchange for $20 million of debt release and $5 million in cash. Prior to such issuance, a total of 2,627,674 common shares were issued and outstanding. Our share price has not proportionately decreased to reflect the additional number of common shares that are issued and issuable pursuant to exercise of the warrants, and it remains to be seen how the market will perceive this change in our increased number of shares. If the market views these transactions negatively, our share price could substantially depreciate.

Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

Our stock price has been volatile recently. The closing price of our common shares within the past 18 months has ranged from a low of $0.30 on January 29, 2016 to a peak of $14.23 on November 16, 2016. Adjusting for the 4:1 stock split we effected on October 20, 2016, this represents a 4,643% increase from January 29, 2016. Our opening stock price as of the date immediately prior to the filing of this annual report on Form 20-F, was $3.43. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate.

Our existing shareholders will be diluted each time our outstanding warrants are exercised.

After we issued the warrants, our warrant holders had the right to purchase an aggregate of 32,380,017 common shares. The number of common shares issuable upon exercise and price of exercise are subject to adjustment. We expect the exercise of such outstanding warrants to dilute the value of our shares.

A substantial number of common shares were sold in the February 2017 private placement and related loan amendment agreements, and we cannot predict if and when the holders of those securities may sell such shares in the public markets. Furthermore, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

The sale of a substantial amount of our common shares, including resale of the common shares issuable upon the exercise of the warrants held by the warrant holders, in the public market could adversely affect the prevailing market price of our common shares.

Our warrant holders hold outstanding warrants to purchase an aggregate of 32,380,017 common shares at an exercise price of $1.60 per share and 5 million shares. Both the number of common shares issuable upon exercise of the warrants and the exercise price are subject to adjustment. Sales of substantial amounts of our common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our common shares, and the market value of our other securities.

We cannot predict if and when the warrant holders may sell such shares in the public markets, but note that they hold a substantial amount of shares and such sales could cause our stock price to be volatile and could cause our shareholders to be diluted. Furthermore, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

Certain shareholders hold registration rights, which may have an adverse effect on the market price of our common shares.

In connection with the February 8, 2017 transactions, we issued to Firment Shipping Inc., a company owned by our Chairman Mr. George Feidakis, 20 million common shares and warrants to purchase 7,380,017 common shares. Firment Shipping Inc. has the right to register those common shares for resale pursuant to a registration rights agreement we entered into with its affiliate, Firment Trading Limited. The resale of those common shares in addition to the offer and sale of the other securities sold in the February 2017 private placement (including shares issuable upon exercise of warrants sold in that private placement) may have an adverse effect on the market price of our common shares.

Our warrants could have cashless exercise at our expense if, six months after the warrants were issued, the underlying common shares issuable upon exercise of the warrants are not registered for sale pursuant to an effective registration statement.

Our warrants all contain a provision whereby the warrant’s holder has the right to a cashless exercise if, six months after their issuance, a registration statement covering their resale is not effective. If for any reason we are unable to keep such a registration statement active and our share price is higher than the $1.60 exercise price, we could be required to issue shares without receiving cash consideration. As 32,380,017 common shares are issuable upon exercise of the warrants, this could mean that we issue all such shares but do not receive $51,808,027.20 (which is the $1.60 exercise price multiplied by 32,380,017), which would dilute our shareholders and likely decrease our share price.

If we are unable to deliver common shares free of restrictive legends where required, we must make whole any purchaser who loses money by purchasing common shares on the market to complete a trade.

The warrants and the purchase agreement pursuant to which the warrants were issued require us, within the later of (a) five full trading days of the exercise of a warrant and (b) three full trading days after receipt of the purchase price for such exercised warrants, to issue common shares, which, where called for therein, must be free of restrictive legends. We are similarly obligated, where called for therein, to remove restrictive legends from the 5 million common shares issued to purchasers in the February 2017 Transactions. If we are unable to deliver proof that the above has occurred when required and if a warrant or shareholder has traded the common shares that we have failed to deliver unlegended, penalty provisions of these documents require us to make whole any warrant holder or shareholder who loses money by purchasing shares on the common market to complete its trade. Depending on our share price during this time and the number of shares to which the payments relate, we could be required to pay a substantial sum.

We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under the DVB Loan Agreement or the HSH Loan Agreement, the Firment Credit Facility or Silaner Credit Facility or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

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

Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity.

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

In October 2015, when the Company’s common shares traded on the Nasdaq Global Market, the Company received written notification from the Nasdaq Stock Market dated October 22, 2015 indicating that because the market value of the Company's publicly held common stock ("MVPHS") for the previous 30 consecutive business days was below the minimum requirement of $5,000,000, the Company no longer met the minimum MVPHS continued listing requirement for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(C). Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company was granted a grace period of 180 calendar days (or until April 19, 2016) to regain compliance with Nasdaq's MVPHS requirement. Furthermore, in November 2015, the Company received written notification from the Nasdaq Stock Market dated November 9, 2015 indicating that because the closing bid price of the Company’s common stock for the previous 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price continued listing requirement for the Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until May 9, 2016. Subsequent to these two events the Company monitored closely both its MVPHS and closing bid price and looked into ways of curing both deficiencies. The Company transferred from the Nasdaq Global Market to the Nasdaq Capital Market, where the MVPHS requirement is only $1,000,000 and commenced trading on the Nasdaq Capital Market on April 11, 2016.

On May 9, 2016 the Company received a written notification from Nasdaq confirming its eligibility for a second grace period of 180 days, lasting until November 9, 2016 to regain compliance with its minimum $1.00 per share closing bid price requirement. On October 20, 2016, we effected a four-for-one reverse stock split which reduced the number of our outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). On November 3, 2016 received a letter from NASDAQ, indicating that the Company has regained compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the NASDAQ Capital Market, pursuant to the NASDAQ marketplace rules. For at least 10 consecutive business days from October 20, to November 2, 2016, the closing bid price had been greater than $1.00. NASDAQ indicated within its letter that since the Company has regained compliance with Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), the matter had closed. We can offer no reassurance that we will not receive similar letters in the future.

We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

Our strategy involves employing our vessels primarily on time charters generally with durations between three months and five years. As of December 31, 2016, all of our vessels were employed on short-term time charters or on spot charters. Although time charters with durations of one to five years may provide relatively steady streams of revenue, if our vessels were committed to such charters they may not be available for re-chartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The market is volatile, and in the past charter rates have declined below operating costs of vessels and such is currently the case. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay dividends, or both.

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

Our vessels are manned by masters, officers and crews (totaling 113 as of December 31, 2016). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

In the recent depressed dry bulk market conditions, there have been numerous reports of charterers renegotiating their charters or defaulting on their obligations under their charters. If a current or future charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful and for short term charters may cost more to enforce than the potential recovery. We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to the terms of our current charters or at all. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, this may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

The aging of our fleet may result in increased operating costs in the future.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2016 and 2015, the weighted average age of the vessels in our fleet was 8.8 and 7.4 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on what we believe to be industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

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

Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors.

If we are not in compliance with our loan covenants and received a notice of default and were unable to cure it under the terms of our loan covenants, we may be forbidden from issuing dividends. There can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency at all. Our policy is, to the extent permitted by law and applicable contractual obligations, to declare and pay to holders of our shares a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of this annual report on Form 20-F. The DVB Loan Agreement and the HSH Loan Agreement also prohibit our declaration and payment of dividends under some circumstances. Under each of the DVB Loan Agreement and the HSH Loan Agreement we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under the DVB Loan Agreement and the HSH Loan Agreement. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. We may also enter into new financing or other agreements that may restrict our ability to pay dividends. In addition, we may pay dividends to the holders of our preferred shares prior to the holders of our common shares, depending on the terms of the preferred shares.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus or certain net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient funds, surplus, or net profits to make distributions.

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

As of December 31, 2016 and December 31, 2015, the vessels in our current fleet had a weighted average age of 8.8 and 7.4 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

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

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2016, 2015 and 2014, we derived substantially all of our revenues from approximately 29, 32 and 33 customers, respectively, and approximately 36%, 36% and 54%, respectively, of our revenues during those years, were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

In addition, we are earning consulting fees from an affiliated ship-management company. If this agreement is terminated we will no longer receive consulting fees.

We will earn income in 2017 by providing consulting services.

We currently earn $1,000 per day by providing consulting services to an affiliated ship-management company, which agreement has a one year term. If this agreement is terminated we will no longer receive consulting fees for these services. The loss of this revenue could negatively impact us and our results of operations.

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

Multi Class Stock. Our multi-class stock structure, which consists of common shares, Class B shares, and preferred shares, can provide holders of our Class B shares or preferred shares a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, because our different classes of shares can have different numbers of votes. For instance, our articles of incorporation grant 20 votes to each Class B share, as compared to one vote per common share; although no Class B shares are currently issued and outstanding, any person who held Class B shares representing more than 2.5% of the Company’s total issued and outstanding shares could control a majority of the Company’s votes and would be able to exert substantial control over our management and all matters requiring shareholder approval, including electing directors and significant corporate transactions, such as a merger. Such holder’s interest could differ from yours, and the issuance of such shares could decrease the price of our common shares.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2016 and 2015 we incurred approximately 28% and 18%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

Mr. George Feidakis, the chairman of our board of directors, beneficially owns a majority of our outstanding common shares as of April 11, 2017. Please read “Item 7.A. Major Shareholders.” Until such time that we issue a significant number of securities (which would occur upon exercise of the warrants issued during the February 2017 private placement and loan amendment) to persons other than Mr. George Feidakis or entities nor beneficially owned by Mr. George Feidakis, or Mr. George Feidakis sells all or a portion of his common shares, Mr. George Feidakis can control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Mr. George Feidakis may be different from your interests.

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

Furthermore, Mr. George Feidakis, the chairman of our board of directors, beneficially owns a majority of our outstanding common shares. Please read “Item 7.A. Major Shareholders.” Where a substantial percentage of the shares of publicly traded companies are held by a small number of shareholders, the shares may have a lower trading volume than similarly-sized publicly traded companies. Until such time as we issue a significant number of securities (which would occur upon exercise of the warrants issued during the February 2017 private placement and loan amendment) to persons other than Mr. George Feidakis or entities nor beneficially owned by Mr. George Feidakis, or Mr. George Feidakis sells all or a portion of his common shares, we may have a lower trading volume than similarly-sized companies, which means shareholders who buy or sell relatively small amounts of our common shares could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be. The dry bulk shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

We may have to pay tax on U.S. source shipping income.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel-owning or chartering company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under section 883 of the Code and the U.S. Treasury regulations promulgated thereunder, which we refer to as the Section 883 Exemption or through the application of a comprehensive income tax treaty between the United States and the corporation’s country of residence. The eligibility of Globus Maritime and our subsidiaries to qualify for the Section 883 Exemption is determined each taxable year and is dependent on certain circumstances related to the ownership of our shares and on interpretations of existing U.S. Treasury regulations, each of which could change. We can therefore give no assurance that we will in fact be eligible to qualify for the Section 883 Exemption for all taxable years. In addition, changes to the Code, the U.S. Treasury regulations or the interpretation thereof by the U.S. Internal Revenue Service, or IRS, or the courts could adversely affect the ability of Globus Maritime and our subsidiaries to take advantage of the Section 883 Exemption.

If we are not entitled to the Section 883 Exemption or an exemption under a tax treaty for any taxable year in which any company in the group earns U.S. source shipping income, any company earning such U.S. source shipping income, would be subject to a 4% U.S. federal income tax on the gross amount of the U.S. source shipping income for the year (or an effective rate of 2% on shipping income attributable to the transportation of freight to or from the United States). The imposition of this taxation could have a negative effect on our business and revenues and would result in decreased earnings available for distribution to our shareholders.

For a more complete discussion, please read the section entitled “Item 10.E. Taxation— United States Tax Considerations— United States Federal Income Taxation of the Company.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either at least 75% of its gross income for any taxable year consists of certain types of “passive income” or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”

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

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of corporations incorporated in or redomiciled into the Marshall Islands may differ from the rights of shareholders of corporations incorporated in the United States. While the BCA provides that it is to be applied and construed to make the laws of the Marshall Islands, with respect of the subject matter of the BCA, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a more substantial body of case law in the corporate law area.

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

The market price of our common shares could decline due to sales of a large number of our securities in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also occur if our warrant holders exercise their warrants and sell the common shares resulting from their warrants exercise. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares.

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

Our issuance of additional common shares (which will occur each time a warrant holder exercises a warrant), including Class B shares, or other equity securities of equal or senior rank would have the following effects:

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

On October 20, 2016, we effected a four-for-one reverse stock split which reduced the number of our outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares).

As of December 31, 2016, our issued and outstanding capital stock consisted of 2,627,674 common shares.

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 5 million of our common shares, par value $0.004 per share and warrants to purchase 25 million of our common shares at a price of $1.60 per share (subject to adjustment) to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. The following day, we entered into a registration rights agreement with the Purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, we also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited, a related party to the Company and the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,523,787. Firment released an amount equal to $16,885,000 (but left an amount equal to $1,638,787 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety.

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited, a related party to the Company and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115,000 (but left an amount equal to $74,048 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety.

Each of the above mentioned warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares.

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

In March 2011, we purchased a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named Sun Globe. In May 2011, we purchased a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named Moon Globe.

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

In March 2016, as part of a settlement of the Kelty Loan Agreement, outstanding indebtedness of $15.65 million was released in exchange for $6.86 million of sale proceeds from the sale of the shares of Kelty Marine Ltd. (the owner of m/v Energy Globe) plus overdue interest of $40,708.

Our fleet is currently comprised of a total of five dry bulk vessels consisting of one Panamax and four Supramaxes.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the previous three fiscal years, consisted of deferred drydocking costs of $0.5 million in 2016, deferred drydocking costs of $1.6 million in 2015, and deferred drydocking costs of $1.5 million in 2014.

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

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which we refer to as our Manager, which provides in-house commercial and technical management for our vessels and provides consulting services for an affiliated ship-management company. Our Manager has entered into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services, and has also entered into a consultancy agreement with an affiliated ship-management company, where our Manager provides consulting services to the affiliated ship-management company.

The following table presents information concerning the vessels we own:

Vessel	Year Built	Flag	Direct Owner	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627
m/v Sky Globe	2009	Marshall Islands	Domina Maritime Ltd.	Taizhou Kouan	Supramax	May 2010	56,855
m/v Star Globe	2010	Marshall Islands	Dulac Maritime S.A.	Taizhou Kouan	Supramax	May 2010	56,867
m/v Moon Globe	2005	Marshall Islands	Artful Shipholding S.A.	Hudong-Zhonghua	Panamax	June 2011	74,432
m/v Sun Globe	2007	Malta	Longevity Maritime Limited	Tsuneishi Cebu	Supramax	September 2011	58,790
					Total:		300,571

We own each of our vessels through separate, wholly owned subsidiaries, four of which are incorporated in the Marshall Islands, and one of which is incorporated in Malta. All of our Supramax vessels are geared. Geared vessels can operate in ports with minimal shore-side infrastructure. Due to the ability to switch between various dry bulk cargo types and to service a wider variety of ports, the day rates for geared vessels tend to have a premium.

Our Manager also has a consultancy agreement with an affiliated ship management company, where our Manager provides consulting services.

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

On the date of the filing of this Annual Report on 20-F, all of our vessels were employed on spot time charters.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During the 2016 year, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own are eliminated upon consolidation of our accounts.

After its sale to an unrelated third party, Kelty Marine Ltd., owner of the m/v Energy Globe, paid Globus Shipmanagement $900 per day to manage its vessel under an agreement that expired June 27, 2017. These fees were not eliminated upon consolidation of our accounts, as Kelty Marine Ltd. was no longer owned by Globus Maritime Limited.

On June 28, 2016, our Manager entered into a consultancy agreement with an affiliated ship-management company and receives a $1,000 per day fee for these services. The agreement has an initial one year term. These fees will not be eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2016, we paid commissions ranging from 1.25% to 6.25% relevant to each time charter agreement then in effect.

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

Commissions

Commissions on bareboat charters typically range from 0% to 3.75%.

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

➢      Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. The term “Panamax” refers to vessels that were able to pass through the Panama Canal before the Panama Canal was expanded in June 2016 (to allow vessels of up to 120,000 dwt). Panamax vessels are more versatile than larger vessels.

➢      Kamsarmax. Kamsarmax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draught and a 229 meter length overall restriction, but no beam restriction.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. During 2009, 2010 and 2011, the BDI remained volatile. During 2009, the BDI reached a low of 772 in January 2009 and a high of 4,661 in November 2009. During 2010, the BDI reached a high of 4,209 in May 2010 and a low of 1,700 in July 2010. During 2011, the BDI remained volatile, ranging from a low of 1,042 on February 4, 2011 to a high of 2,173 on October 14, 2011. The BDI continued to decline during the start of 2012 reaching a 26-year low of 647 on February 3, 2012 and thereafter increased to a high of 1,165 on May 8, 2012. During 2013, the BDI remained volatile reaching a low of 698 on January 2, 2013 and improved to 2,337 as of December 12, 2013, while volatility continued during 2014 with BDI reaching its highs of 2,113 in January 2, 2014 and its lows of 723 in July 22, 2014. The BDI reached as high as 1,222 in August 5, 2015 and a new all-time low of 471 in December 16, 2015. During 2016, the BDI reached a new all-time low of 290 on February 10, 2016 and as high as 1,257 on November 18, 2016. The BDI ranged from 685 to 983 during January and February 2017.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All the vessels that we own and operate or that we manage are certified as being “in class” by Nippon Kaiji Kyokai (Class NK), DNV GL, Bureau Veritas or Rina Services SPA. Typically, all new and secondhand vessels that we purchase must be certified “in class” prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

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

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	December 2017	December 2017	Class NK
m/v Sky Globe	December 2017	November 2019	DNV GL
m/v Star Globe	July 2018	May 2020	DNV GL
m/v Moon Globe	June 2017	November 2020	Class NK
m/v Sun Globe	December 2019	August 2017	Bureau Veritas

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

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil with a lower cap on the sulphur content applicable inside special areas, the “Emission Control Areas” or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the US Caribbean Sea area. The global cap on the sulphur content of fuel oil is currently 3.5% was reduced to 0.5% from January 1, 2010. From January 1, 2015 the cap on the sulphur content of fuel oil for vessels operating in ECAs has been 0.1%. Annex VI also provides for progressive reductions in NOx emissions from marine diesel engines installed in vessels. Limiting NOx emissions is set on a three tier reduction, the final one of which (“Tier III”) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the US Caribbean Sea ECA. The Tier III requirements would also apply to engines of vessels operating in other ECAs as may be designated in the future by the IMO’s Marine Environment Protection Committee (or MEPC) for Tier III NOx control. The Tier III requirements do not apply to engines installed on vessels constructed prior to January 1, 2021, if they are of less than 500 gross tons, of 24 m or over in length, and have been designed and used solely for recreational purposes. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. On December 12, 2015 the Paris Agreement was adopted by 195 countries. The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to well below 2˚ Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping. The Paris Agreement has been ratified by a large number of countries and entered into force on November 4, 2016. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014 the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of vessels. Work on the development of such a system continued during 2015 and 2016. Currently IMO requires monitoring plans to be onboard by 2017 and monitoring to commence in 2019. The IMO has also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy to be adopted in 2018 and a revised strategy to be adopted in 2023.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU recently adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of carbon dioxide emissions from vessels (or the MRV Regulation), which was published in the Official Journal on May 19, 2015 and entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation is to apply to all vessels over 5,000 gross tonnage (except for a few types, such as, amongst others, warships and fish catching or fish processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO. In the United States, the U.S. Environmental Protection Agency, or EPA, issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business through increased compliance costs or additional operational restrictions that we cannot predict with certainty at this time.

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

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of vessels’ ballast water and sediments. The BWM Convention’s implementing regulations require vessels to conduct ballast water management in accordance with the standards set out in the convention, which include performance of ballast water exchange in accordance with the requirements set out in the relevant regulation and the gradual phasing in of a ballast water performance standard which requires ballast water treatment and the installation of ballast water treatment systems on board the vessels. The BWM Convention is now in force and vessels are required to retrofit a Ballast Water Management System on each IOPP survey renewal after September 8, 2017. According to IMO, vessels are required to implement a Ballast Water and Sediments Management Plan, carry a Ballast Water Record Book and an International Ballast Water Management Certificate. The BWM Convention has not come into force yet as although more than 30 states have adopted it to date, their combined merchant fleets currently constitute less than 35% of the gross tonnage of the world’s merchant fleet.

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

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control, as subsequently amended) which requires the Member States to refuse access to their ports to certain sub-standard vessels according to various factors, such as the vessel’s condition, flag and number of previous detentions within certain preceding periods; creates obligations on the part of EU member port states to inspect minimum percentages of vessels using their ports annually; and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards. Further, another EU directive (Directive 2000/59/EC) requires all ships (except for warships, naval auxiliary or other state-owned or state-operated ships on non-commercial service), irrespective of flag, calling at, or operating within, ports of Member States to deliver all ship-generated waste and cargo residues to port reception facilities. Under this directive, a fee is payable by the ships for the use of the port reception facilities, including the treatment and disposal of the waste. The ships may be subject to an inspection for verification of their compliance with the requirements of the directive and penalties may be imposed for their breach.

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

The EU has also adopted Regulation (EU) No 1257/2013 which lays down rules in relation to ship recycling and management of hazardous materials on vessels. The Regulation lays down requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities which meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also lays down rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Recycling Convention. It applies to vessels flying the flag of a Member State and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation is to apply not later than December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this Regulation, the EU Commission has recently published the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation.

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

In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems. The rule went into effect in June 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s Ballast Water Management Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. The U.S. Coast Guard had reviewed the practicability of implementing a more stringent ballast water discharge standard. The rule requires installation of Coast Guard approved ballast water management systems by new vessels constructed on or after December 1, 2013, and existing vessels as of their first drydocking after January 1, 2016. If Coast Guard type approved technologies were not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. On December 2, 2016 the U.S. Marine Safety Center announced the approval of the first Coast Guard type approved ballast water management systems. Existing letters extending dates for vessels to comply with the ballast water management system requirements remain valid, and the Coast Guard will consider requests for additional extensions if evidence is shown by the owner or operator as to why compliance is not possible.

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

International Laws Governing Civil Liability to Pay Compensation or Damages

Although the United States is not a party to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the 1992 Protocol and further amended in 2000, or the CLC (which has been adopted by the IMO and sets out a liability regime in relation to oil pollution damage), many countries are parties and have ratified either the original CLC or its 1992 Protocol. Under the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters or, under the 1992 Protocol, in the exclusive economic zone or equivalent area, of a contracting state by discharge of persistent oil, subject to certain defenses and subject to the right to limit liability. The original CLC applies to vessels carrying oil as cargo and not in ballast, whereas the CLC as amended by the 1992 Protocol applies to tanker vessels and combination carriers (i.e., vessels which sometimes carry oil in bulk and sometimes other cargoes) but only when the latter carry oil in bulk as cargo and during any voyage following such carriage (to the extent they have oil residues on board). The limits on liability are based on the use of the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under the 2000 amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.739368 per dollar on April 10, 2017. Under the original CLC, the right to limit liability is forfeited where the incident causing the damage is caused by the owner’s actual fault or privity and under the 1992 Protocol where the relevant incident is caused by the owner’s personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the regime adopted by the IMO.

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

C.  Organizational Structure

Globus Maritime Limited is a holding company. As of the date of this annual report, Globus wholly owns six operational subsidiaries, five of which are Marshall Islands corporations and one of which is incorporated in Malta. Five of our operational subsidiaries each own one vessel and our sixth operational subsidiary, our Manager, provides the technical and day-to-day commercial management of our fleet and also provides consultancy services to an affiliated ship-management company. Our Manager maintains ship management agreements with each of our vessel-owning subsidiaries as well as a consultancy agreement with an affiliated ship-management company.

D.  Property, Plants and Equipment

In August 2006, our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a related party to us. Rental expense was €14,578 per month until December 31, 2015. The rental agreement provided for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract ran for nine years and could have been terminated by us with six months’ notice, and terminated at the end of 2015. In 2016 we renewed the rental agreement at a monthly rate of €10,360 ($10,900) with a lease period ending January 2, 2025. We do not presently own any real estate. As of December 31, 2016, we owed Cyberonica approximately $313,000 of back rent.

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

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. As of December 31, 2015, our issued and outstanding capital stock consisted of 2,579,788 common shares.

As of December 31, 2010, our fleet consisted of five dry bulk vessels (three Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 319,664 dwt. In March 2011, we purchased from an unaffiliated third party a 2007-built Supramax vessel for $30.3 million. The vessel was delivered in September 2011 and was named Sun Globe. In May 2011, we purchased from an unaffiliated third party a 2005-built Panamax vessel for $31.4 million. The vessel was delivered in June 2011 and was named Moon Globe. As of December 31, 2014 and 2013, our fleet consisted of seven dry bulk vessels (four Supramaxes, two Panamax and one Kamsarmax) with an aggregate carrying capacity of 452,886 dwt.

In July 2015, we sold m/v Tiara Globe, a 1998-built Panamax. As of December 31, 2015 our fleet comprised a total of six dry bulk vessels, consisting of one Panamax, four Supramaxes and one Kamsarmax, with an average age of 7.4 years and carrying capacity of 379,958 dwt.

In March 2016, we reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million in return for the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708, to an unrelated third party.

On April 11, 2016 our common shares began trading on the Nasdaq Capital Market and ceased trading on the Nasdaq Global Market, without a change in our ticker.

On October 20, 2016, we effected a four-for-one reverse stock split which reduced the number of our outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares).

In July 2016, we redeemed the remaining 2,567 of our Series A Preferred Shares that were issued and outstanding. In April 2012, we had issued a total of 3,347 Series A Preferred Shares, and previously redeemed 780 of these shares.

We conducted a private placement on February 8, 2017, in which we issued, for gross proceeds of $5 million, an aggregate of 5 million shares of common stock, par value $0.004 per share and warrants to purchase 25 million shares of common stock at a price of $1.60 per share, in a private placement to a group of private investors. The Company has used a portion of, and intends to use the remaining, proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt. In connection with the February, 2017 private placement, we terminated an aggregate of $20 million of the outstanding principal and interest of the Firment and Silaner Credit Facilities in exchange for issuing 20 million shares and warrants exercisable for 7,380,017 common shares at a price of $1.60 per share to nominees of the lenders. In each instance, the outstanding amounts were paid in their entirety subsequent to the close of the February 2017 private placement, but the Facilities remain available to the Company. Both lenders are related parties to the Company.

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

We seek to manage our fleet in a manner that allows us to maintain profitability across the shipping cycle and thus maximize returns for our shareholders. To accomplish this objective we have historically deployed our vessels primarily on a mix of bareboat and time charters (with terms of between three months and five years) and spot charters although all of our vessels are currently on the spot market. According to our assessment of market conditions, we have historically adjusted the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with time charters or to profit from attractive spot charter rates during periods of strong charter market conditions.

The average number of vessels in our fleet for the year ended December 31, 2016 was 5.2, for the year ended December 31, 2015 was 6.5 and for the year ended 2014 was 7.0.

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., our Manager, who provides in-house commercial and technical management services to our vessels and consultancy services to an affiliated ship-management company. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide such services and has entered into a consultancy agreement with an affiliated ship-management company.

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

Revenue

Overview

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. We also generated revenues in 2016 by managing one vessel that we didn’t own as well as by providing consultancy services to an affiliated ship-management company. Under a time charter, the charterer pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Under a bareboat charter, the charterer pays us a fixed daily charter hire rate and bears all voyage expenses, as well as the vessel’s operating expenses.

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

Voyage revenues and management & consulting fee income

Our Voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily hire rates that our vessels earn under charters or on the spot market, which, in turn, are affected by a number of factors, including:

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

Our Voyage revenues in 2016, 2015 and 2014 decreased when compared to their respective prior year, mainly due to lower daily time charter and spot rates earned on average from our vessels on a year over year basis. From March to June 2016, we managed a vessel that we did not own.

We did not manage any vessels that we did not own in 2015 or 2014. In 2016, we also provided consultancy services to an affiliated ship-management company, something we did not do in 2015 or 2014.

Employment of our Vessels

As of the date of this annual report, we employed our vessels as follows:

➢	m/v Star Globe – on a time charter that began in April 2017 and is expected to expire in October 2017, at the gross rate of $11,000 per day.

➢	m/v River Globe – on a time charter that began in March 2017 and is expected to expire in June 2017, at the gross rate of $10,250 per day.

➢	m/v Sky Globe – on a time charter that began in April 2017 and is expected to expire in May 2017, at the gross rate of $8,800 per day.

➢	m/v Moon Globe – on a time charter that began in November 2016 and is expected to expire in May 2017, at the gross rate of $6,150 per day.

➢	m/v Sun Globe – on a time charter that began in January 2017 and is expected to expire in June 2016, at the gross rate of $6,600 per day.

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

For the year ended December 31, 2016 commissions amounted to $0.5 million. For the year ended December 31, 2015 commissions amounted to $0.7 million and for the year ended December 31, 2014 commissions amounted to $1.3 million.

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

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the fourth quarter of 2015 we reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $91,000 included in the consolidated statement of comprehensive loss/income for 2015. During the second quarter of 2016, we reduced the scrap rate from $240/ton to $200/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $95,600 included in the consolidated statement of comprehensive loss/income for 2016.

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

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements, including our Credit Facility, the Kelty Loan Agreement (prior to its termination), the DVB Loan Agreement, the HSH Loan Agreement, the Firment Credit Facility and the Silaner Credit Facility that we entered into in January 2016. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2016, 2015 and 2014, we had $65.8 million, $78.6 million and $84.6 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt as well as our available but undrawn Credit Facility, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

Gain/ (Loss) on Sale of Subsidiary

Gain or loss on disposal of subsidiary is the difference between (a) the carrying amount of the net assets and (b) the proceeds of sale. In 2016 we reached a settlement agreement with Commerzbank subsequent to which we disposed Kelty Marine Ltd., the owner of m/v Energy Globe. The result from the sale of Kelty Marine Ltd. was a gain of $2,257,000 (including the partial write–off of the outstanding balance of the Commerzbank loan), which is classified under “Gain from sale of subsidiary” in the consolidated statement of comprehensive loss/income.

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

	Year Ended December 31,
	2016	2015	2014	2013	2012
Ownership days	1,908	2,380	2,555	2,555	2,562
Available days	1,885	2,336	2,513	2,527	2,498
Operating days	1,830	2,252	2,500	2,486	2,471
Bareboat charter days	-	22	365	365	366
Fleet utilization	97.1%	96.4%	99.5%	98.4%	98.9%
Average number of vessels	5.2	6.5	7.0	7.0	7.0
Daily time charter equivalent (TCE) rate	$3,962	$4,333	$7,969	$9,961	$10,660

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

The following table reflects the Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily
	TCE rates)
	2016	2015	2014	2013	2012

Voyage revenues	8,740	12,715	26,378	29,434	32,197
Less: Voyage expenses	1,271	2,384	4,254	2,892	4,450
Less: bareboat charter net revenue	-	304	5,006	5,006	5,020
Net revenue excluding bareboat charter net revenue	7,469	10,027	17,118	21,536	22,727
Available days net of bareboat charter days	1,885	2,314	2,148	2,162	2,132
Daily TCE rate	3,962	4,333	7,969	9,961	10,660

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2016 compared to the year ended December 31, 2015 and for the year ended December 31, 2015 compared to the year ended December 31, 2014. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2016 compared to the year ended December 31, 2015

As of December 31, 2016, our fleet consisted of five dry bulk vessels (four Supramaxes and one Panamax) with an aggregate carrying capacity of 300,571 dwt, while as of December 31, 2015 our fleet consisted of six dry bulk vessels (four Supramaxes, one Panamax and one Kamsarmax) with an aggregate carrying capacity of 379,958 dwt. During the years ended December 31, 2016 and 2015 we had an average of 5.2 and 6.5 dry bulk vessels in our fleet, respectively.

During the year ended December 31, 2016, we had an operating loss of $7.2 million including a net gain of $2.3 million from the sale of our subsidiary Kelty Marine Ltd, owner of vessel m/v Energy Globe, while during the year ended December 31, 2015, we had an operating loss of $29.7 million including an impairment loss from the sale of the vessel m/v Tiara Globe of $7.7 million and impairment loss of vessel m/v Energy Globe of $12.4 million.

Voyage revenues. Voyage revenues decreased by $4 million, or 31%, to $8.7 million in 2016, compared to $12.7 million in 2015. The decrease is primarily attributable to a decrease in average TCE rates due to unfavorable shipping rates. In 2016, we had total operating days of 1,830 and fleet utilization of 97.1%, compared to 2,252 operating days and a fleet utilization of 96.4% in 2015. We also had 1,908 ownership days in 2016 compared to 2,380 in 2015 due to the sale of m/v Tiara Globe in July 2015 and the sale of vessel-owning subsidiary Kelty Marine Ltd. which owned m/v Energy Globe in March 2016.

Management & consulting fee income. During 2016 we earned income from management and consulting fees totaling $278,000. After the sale of Kelty Marine Ltd. to its new owners, our Manager continued to act as Kelty Marine Ltd.’s ship manager at a rate of $900 per day until June 2016 when it ceased being its manager. In June 2016, Globus Shipmangement Corp., the Company’s ship management subsidiary, entered into a consultancy agreement with Eolos Shipmanagement S.A., a related party, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company receives a daily fee of $1,000. In 2015 we did not have any such income from management and consulting fees.

Voyage expenses. Voyage expenses decreased by $1.1 million, or 46%, to $1.3 million in 2016, compared to $2.4 million in 2015. The decrease is attributed to the decrease in bunkers expenses incurred during periods that our vessels were seeking employment by $0.9 million, or 60%, to $0.6 million in 2016, compared to $1.5 million in 2015.

Vessel operating expenses. Vessel operating expenses decreased by $1.6 million, or 16%, to $8.7 million in 2016, compared to $10.3 million in 2015. The breakdown of our operating expenses for the year 2016 was as follows:

Crew expenses	56%
Repairs and spares	20%
Insurance	9%
Stores	7%
Lubricants	5%
Other	3%

The decrease is mainly attributed to the decrease of the fleet from 6.5 vessels in 2015 to 5.2 in 2016.

Daily vessel operating expenses were $4,553 in 2016 compared to $4,377 in 2015, representing an increase of 4%.

Depreciation. Depreciation decreased by $1.1 million, or 17%, to $5 million in 2016, compared to $6.1 million in 2015 due to the reduce of the average number of vessels, as m/v Tiara Globe was sold in July 2015 and the vessel-owning company of m/v Energy Globe was also sold in March 2016. There was a change of the scrap rate from $335/ton to $240/ton during the fourth quarter of 2015 as well as from $240/ton to $200/ton during the second quarter of 2016 due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $96,000 included in the consolidated statement of comprehensive loss/income for 2016.

Amortization of fair value of time charter attached to vessels. Amortization of fair value of time charter attached to vessels during the years ended December 31, 2016 and 2015 was nil and $41,000, respectively. Amortization refers to the fair value of above market time charters attached to the vessel m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters. The time charter attached to the m/v Sun Globe expired in January 2015.

Administrative expenses payable to related parties. Administrative expenses payable to related parties decreased by $114,000, or 25%, to $351,000 in 2016 compared to $465,000 in 2015. This was attributed mainly to the decrease of our rent charges.

Administrative expenses. Administrative expenses increased by $0.3 million, or 17% to $2.1 million in 2016 from $1.8 million in 2015 mainly due to the redemption in 2016 of the 2,567 Series A Preferred Shares held by our former CEO.

Share-based payments. Share-based payments decreased for 2016 to $50,000 from $60,000 that was in 2015.

Gain from sale of subsidiary. In March 2016, the Company entered into an agreement with Commerzbank to sell the shares of Kelty Marine Ltd., to an unaffiliated third party and apply the total net proceeds from the sale towards the respective loan facility. Based on certain financial conditions agreed beforehand with Commerzbank this resulted in the remaining principal amount of the loan to be written off. The financial effect from the sale of Kelty Marine Ltd. resulted to a net gain of $2.3 million. Globus Shipmanagement Corp., the Company’s ship management subsidiary continued to act as Kelty Marine Ltd.’s ship manager at a rate of $900 per day until June, 2016 when it ceased being its manager.

Impairment loss. We did not recognize any impairment loss in 2016. During the year ended December 31, 2015, we recognized an impairment loss of $20.1 million; $7.7 million was attributed to the sale of m/v Tiara Globe and $12.4 million was recorded for m/v Energy Globe, as we concluded that the recoverable amount of the vessel was lower than its carrying amount.

Interest expense and finance costs. Interest expense and finance costs decreased by $0.1 million, or 4%, to $2.7 million in 2016, compared to $2.8 million in 2015. Our weighted average interest rate for 2016 was 3.5% compared to 3.1% during 2015. Total borrowings outstanding as of December 31, 2016 amounted to $65.8 million compared to $78.6 million as of December 31, 2015. All of our credit and loan facilities are denominated in U.S. dollars.

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

During the year ended December 31, 2015, we achieved an operating loss of $29.7 million including an impairment loss from the sale of the m/v Tiara Globe of $7.7 million and impairment loss of the m/v Energy Globe of $12.4 million, while during the year ended December 31, 2014, we achieved an operating profit of $5.2 million including a non-cash impairment gain from impairment reversal of $2.2 million.

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

Interest expense and finance costs. Interest expense increased by $0.7 million, or 33.3%, to $2.8 million in 2015, compared to $2.1 million in 2014. Our weighted average interest rate for 2015 was 3.1% compared to 2.2% during 2014. Total borrowings outstanding as of December 31, 2015 amounted to $78.6 million compared to $84.6 million as of December 31, 2014. The increase in interest expense is attributed to the increase of the weighted average interest rate for the year ended December 31, 2015, which was 3.1%, compared to the weighted average interest rate for the year ended December 31, 2014, which was 2.2%. All of our credit and loan facilities are denominated in U.S. dollars.

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

On February 8, 2017 the Company signed a share and warrant purchase agreement providing for the issuance, for gross proceeds of $5 million, of an aggregate of 5 million shares of common stock, par value $0.004 per share and warrants to purchase 25 million shares of common stock at a price of $1.60 per share, in a private placement to a group of private investors. The Company has used a portion of, and intends to use the remaining, proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt. In connection with the February 2017 private placement, the Company terminated an aggregate of $20 million of the outstanding principal and interest of the Firment and Silaner Credit Facilities in exchange for issuing 20 million shares and warrants exercisable for 7,380,017 common shares at a price of $1.60 per share to nominees of the lenders. Both lenders are related parties to the Company.

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

Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows for the first three years were determined by considering an estimate daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e. Forward Freight Agreements) time charter rate for the remaining year of 2017, 2018 and 2019 respectively, for each type of vessel. For the remaining useful life of the vessels the Company used the historical ten-year blended average one-year time charter rates substituting for the years 2007, 2008 and 2016 that were considered as extreme values, with the years 2004, 2005 and 2006. The rates were adjusted assuming an annual growth rate of 1.7% as published by the International Monetary Fund, net of commissions. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual inflation rate of approximately 4% every two years. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight tonnage (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

In addition, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA for the remaining year of 2017, which is applied in our model for the first three year period, approximates historical low levels and fully reflects the conceivable downside scenario. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 19% to 30%, depending on the vessel, we would not require to recognize additional impairment.

Impairment losses are recognized in the consolidated statement of comprehensive (loss)/income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

During the year ended December 31, 2016, we did not recognize an impairment loss.

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

As of December 31, 2016, we owned and operated a fleet of five vessels, with an aggregate carrying value of $91.8 million. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of the market values assume that the vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without any recommendations of any kind. Because vessel values are highly volatile, these estimates may not be indicative of either current or future prices that we could achieve if we were to sell any of the vessels. As of December 31, 2015, we owned and operated a fleet of six vessels, with an aggregate carrying value of $110.1 million. As our impairment test (as described in “—Impairment of Long-Lived Assets”) showed that the recoverable amount of m/v Energy Globe was lower than its carrying amount we recognized an impairment loss of $12.4 million in 2015.

A vessel-by-vessel carrying value summary as of December 31, 2016 and 2015 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2016 (in millions of U.S. Dollars)		Carrying Value as of December 31, 2015(in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	17.4	*	18.6
m/v Sky Globe	56,855	2009	May 2010	32.8	19.5	*	20.6
m/v Star Globe	56,867	2010	May 2010	32.8	19.1	*	20.1
m/v Sun Globe	58,790	2007	September 2011	30.3	19.3	*	20.0
m/v Moon Globe	74,432	2005	June 2011	31.4	16.5	*	17.9
m/v Energy Globe (ex Jin Star)(1)	79,387	2010	June 2010	41.1	-		12.9

					91.8		110.1

(*) As of December 31, 2016 the estimated charter free market value of all of our vessels was lower than their carrying value.

(1) Kelty Marine Ltd., the company that owned the m/v Energy Globe, was sold in March 2016.

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

Vessels Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. During the fourth quarter of 2015 we reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $91,000 included in the consolidated statement of comprehensive loss/income for 2015. During the second quarter of 2016 we further reduced the scrap rate from $240/ton to $200/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $95,600 included in the consolidated statement of comprehensive loss/income for 2016.

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

B.  Liquidity and Capital Resources

As of December 31, 2016, we had $0.2 million of “cash and cash equivalents” in bank deposits. We had also $0.2 million in “Restricted cash”. In addition we had an amount of $2.6 million available to be drawn under the Firment Credit Facility.

As of December 31, 2016, we had an aggregate debt outstanding of $65.8 million, which included $26 million from HSH Facility, $19.3 million from the DVB Loan Agreement, $17.4 million from the Firment Credit Facility issued for the purpose of financing our general working capital needs and $3.1 million from Silaner Credit Facility.

As of December 31, 2015, we had $2.0 million of “cash and cash equivalents” that consisted of $0.3 million cash on hand and cash at banks and $1.8 million in bank deposits. In addition we had an amount of $5.4 million available to be drawn under the Firment Credit Facility.

As of December 31, 2015, we had an aggregate debt outstanding of $78.6 million, which included $27.3 million from the HSH Facility, $15.7 million from the Kelty Loan Agreement, $21.0 million from the DVB Loan Agreement and $14.6 million from the Firment Credit Facility.

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

Working capital, which is current assets, minus current liabilities, including the current portion of long-term debt and non-current assets and associated liabilities classified as held for sale, amounted to a working capital deficit of $29 million as of December 31, 2016 and to a working capital deficit of $64.9 million as of December 31, 2015. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. The doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors.

On February 8, 2017 the Company signed a share and warrant purchase agreement providing for the issuance, for gross proceeds of $5 million, of an aggregate of 5 million shares of common stock, par value $0.004 per share and warrants to purchase 25 million shares of common stock at a price of $1.60 per share, in a private placement to a group of private investors. The Company has used a portion of, and intends to use the remaining, proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt.

Current liabilities as of December 31, 2015, included the total amount outstanding of $27.3 million with respect to the HSH Loan Agreement with HSH Nordbank AG, the total amount outstanding of $15.65 million with respect to the Kelty Loan Agreement with Commerzbank and the total amount of $21.0 million with respect to the DVB Loan Agreement with DVB Bank SE.

In December 2013, we entered into a credit facility for up to $4.0 million with Firment Trading Limited, a company related to us, for the purpose of financing our general working capital needs. During December 2014, the credit limit of the facility increased from $4.0 to $8.0 million. During December 2015, the credit limit of the facility increased from $8.0 to $20.0 million. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a company related to us. We have the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period, in multiples of $0.1 million. As of December 31, 2016 we had $17.4 million drawn under the Firment Credit Facility

In January 2016, we entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a company related to us, for the purpose of financing our general working capital needs. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. As of December 31, 2016 we had $3.1 million drawn under the Silaner Credit Facility, which amount has been approved by our board.

In connection with the February 2017 private placement, the Company terminated on February 8, 2017 an aggregate of $20 million of the outstanding principal and interest of the Firment Credit Facility and Silaner Credit Facility in exchange for issuing 20 million shares and warrants exercisable for 7,380,017 common shares at a price of $1.60 per share to nominees of the lenders. Both lenders are related parties to the Company. On February 10, 2017 the then outstanding balance ($1,713,000) of the Firment and Silaner Credit Facilities were fully repaid.

Based on the Company’s cash flow projections for the period ending March 31, 2018 and taking into consideration the agreements reached in principal with the banks (which remain subject to final documentation) and the new agreements (in connection with the February 2017 private placement discussed above) with Firment Trading Limited and Silaner Investments Limited, the Company believes it will be in position to have sufficient liquidity to cover its debt payments and finance its operations until the end of first quarter of 2018.

Cash Flows

Cash and cash equivalents were $0.2 million in bank deposits as of December 31, 2016, $2.0 million as of December 31, 2015 and $5.1 million as of December 31, 2014.

Restricted cash that consist of cash pledged as collateral was $0.2 at the end of 2016, $0.5 million at the end of 2015 and $1.0 million at the end of 2014. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash (Used In) / Generated From Operating Activities

Net cash used in operating activities in 2016 amounted to $3.6 million compared to net cash used in operating activities of $0.1 million in 2015. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net cash used in operating activities in 2015 amounted to $0.1 million compared to net cash generated from operating activities of $9.5 million in 2014. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net Cash (Used In)/ Generated From Investing Activities

Net cash generated from investing activities was $0.4 million during the year ended December 31, 2016, which was mainly attributable to net proceeds from the sale of one of our subsidiaries.

Net cash generated from investing activities was $5.4 million during the year ended December 31, 2015, which was mainly attributable to $5.3 million net proceeds from the sale of a vessel.

We had no significant investing activities during 2014.

Net Cash (used in)/ generated from Financing Activities

Net cash generated from financing activities during the year ended December 31, 2016 amounted to $1.4 million and consisted of $5.9 million in proceeds drawn from the Firment and Silaner Credit Facilities entered into for financing general working capital needs, reduced by $3.1 million of indebtedness that we repaid under our existing credit and loan facilities, a $0.3 million decrease of pledged bank deposits and $1.7 million of interest paid.

Net cash used in financing activities during the year ended December 31, 2015 amounted to $8.4 million and consisted of $45.5 million of indebtedness that we repaid under our existing credit and loan facilities, $0.5 million paid on our Series A Preferred Shares, a $0.5 million decrease of pledged bank deposits, $2.4 million of interest paid, reduced by $39.5 million in proceeds drawn from the Firment Credit Facility entered into for financing general working capital needs and from the HSH Loan Agreement entered into for part refinancing our then existing credit facility with Credit Suisse AG.

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

As of December 31, 2016, 2015 and 2014, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement, HSH Loan Agreement, the Firment Credit Facility and the Silaner Credit Facility of an aggregate of $65.8 million, $78.6 million and $84.6 million, respectively.

Credit Facility

General

In November 2007, Globus Maritime Limited entered into a $120.0 million secured reducing revolving Credit Facility with Credit Suisse AG, which was supplemented from time to time. Our Credit Facility was available to us in connection with vessel acquisitions by our vessel-owning subsidiaries as well as for working capital purposes. During February 2015, we entered into a new loan agreement with HSH Nordbank AG, the HSH Loan Agreement, for up to $30.0 million for the purpose of part refinancing our existing Credit Facility with Credit Suisse AG. In March 2015, we prepaid $30.0 million to Credit Suisse AG, and the remaining amount outstanding of $5.0 million was paid in July 2015.

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

Security

Our obligations under our Credit Facility were secured by a first preferred mortgage on four vessels (the m/v Tiara Globe, m/v River Globe, m/v Sky Globe and m/v Star Globe). Our Credit Facility was later secured by the m/v Tiara Globe. Our Credit Facility was also secured by a first priority assignment of any time charter or other contract of employment of any vessel that acts as security, a first priority account pledge over the operating account of the vessel-owning company and an assignment of the vessel’s insurances and earnings and assignment of any hedging agreement. Each of the vessel-owning subsidiaries that owns a vessel pledged as security under our Credit Facility guaranteed our obligations under the facility. In February 2015, we paid down certain aspects of our Credit Facility, and certain of the security was released. See “–Credit Facility-Revisions to Credit Facility” for more information.

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

Revisions to Credit Facility

During March 2014, the Company reached an agreement with Credit Suisse to permanently revise certain terms of our Credit Facility. The Company agreed with Credit Suisse that:

➢	The Company must maintain cash and cash equivalents of not less than $5.0 million conditional on the Company not declaring and paying dividends to common shareholders. In the event of dividend payment, the Company must maintain cash and cash equivalents of not less than $7.0 million and must maintain such amount during a continuous period of at least three months following the dividend payment, upon which the minimum amount will be reduced to the $5.0 million requirement.

➢	From March 31, 2014 onwards the Credit Facility bore interest at LIBOR plus a margin of 1.20%.

➢	The Company was prohibited from paying dividends to the holders of preferred shares in an amount that exceeded $0.5 million per fiscal year when cash and cash equivalents of the Company was less than $7.0 million.

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

As of December 31, 2014 we were in compliance with the covenants of our Credit Facility, as amended and in effect.

DVB Loan Agreement

In June 2011, Globus through its wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, entered into the DVB Loan Agreement for an amount up to $40.0 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. Globus acts as guarantor for this loan.

In June 2011, $19.0 million was drawn (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. Tranche A was originally payable in 30 quarterly installments of $440,000 and a balloon payment of $5.3 million payable together with the 30th and last installment payable in December 2018. Subsequent to the third waiver and the amendments to be made pursuant to the agreement reached in March 2017 described below, Tranche A will payable in 26 quarterly installments of $440,000 and a balloon payment of $7.1 million payable together with the 26th and last installment payable in December 2018. As of December 31, 2016, the outstanding principal balance of Tranche A was $9.7 million.

In September 2011, $18.0 million was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. Tranche B was originally payable in 30 quarterly installments of $416,250 and a balloon payment of $5.0 million payable together with the 30th and last installment payable in March 2019. Subsequent to the third waiver and the amendments to be made pursuant to the agreement reached in March 2017 described below, Tranche B will be payable in 26 quarterly installments of $416,250 and a balloon payment of $6.7 million payable together with the 26th and last installment payable in March 2019. As of December 31, 2016, the outstanding principal balance of Tranche B was $9.6 million.

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

Security

The obligations under the DVB Loan Agreement is secured by, among other things, a first priority mortgage on the m/v Sun Globe and the m/v Moon Globe, as well as assignment of the time charters and assignments of earnings, insurances and requisition compensation and relevant account pledges.

Covenants

The DVB Loan Agreement contains financial and other covenants. We have agreed with DVB Bank to amend our loan agreement and waive certain covenants in various agreements which were memorialized by supplemental agreements in April 2013, February 2015 and April 2016, covering the periods from December 31, 2012 to March 31, 2014 (“first waiver period”), from December 31, 2014 to March 30, 2016 (“second waiver period”) and from March 1, 2016 to March 31, 2017 (“third waiver period”), respectively. Also in March 2017, the Company reached an agreement in principle with DVB Bank SE (which remain subject to definite documentation) to amend the DVB Loan Agreement, including amendments to relax or waive certain covenants for the period from April 1, 2017 to April 1, 2018 (“Restructuring period”). The covenants as in effect, and the covenants to be in effect subsequent to the amendments to be made pursuant to the March 2017 agreement, will provide that:

➢	During the first waiver period the aggregate charter free-market value of the mortgaged vessels should have equaled or exceed 107% (instead of 120% during the first two years and 130% thereafter) of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank up to $1.0 million. During the second waiver period the required percentage was set at 110%. During the third waiver period the required percentage was set at 50%. During the Restructuring period the required percentage must equal or exceed 50% of the outstanding loan balance for the period from April 1, 2017 to December 31, 2017, for the period from January 1, 2018 to June 30, 2018 the percentage becomes 105% and after June 30, 2018 will become 130%. As of December 31, 2016 and 2015, the aggregate fair market value of the Mortgaged vessels was approximately 91% for both years of the outstanding balance under the DVB Loan Agreement less any cash pledged to DVB Bank;

➢	A quarterly cash sweep mechanism was put into effect in April 2013 and implemented on all vessels mortgaged under the DVB Loan Agreement on an individual vessel basis until the security value equals or exceeds 130% of the loan outstanding. Under this mechanism, all earnings of these vessels after operating expenses, drydocking provision, general and administrative expenses and debt service, if any, are to be used as applied towards the balloon payment of the relevant tranche. During the period from September 28, 2017 to June 14, 2018 the cash sweep will include all earnings of the vessels after operating expenses and drydocking provision up to $6,700 per day per vessel, to be applied toward interest expense, deferred payments, restoration of a minimum liquidity up to $500,000 per owner and the balloon payment in that order;

➢	During both the first and the second waiver periods Globus should maintain a minimum market adjusted net worth of more than $20.0 million (instead of $50.0 million) and a minimum liquidity of $5.0 million (instead of the lesser of $10.0 million and $1.0 million per vessel owned by us). As of December 31, 2014 the market adjusted net worth of Globus was $36.2 million. During the third waiver period the application of this clause is waived so long as Globus is not otherwise in default under the DVB Loan Agreement and no legal proceeding has been taken against it or any of its subsidiaries for an amount exceeding $500,000. During the Restructuring period this clause is waived;

➢	During both the first and the second waiver periods the ratio of our market adjusted net worth to our total assets must be greater than 15% (instead of 35%). As of December 31, 2014 the ratio was 29% corresponding to $11.3 million shortfall of the required fair market value of the fleet respectively when compared to the original minimum requirement of 35%. During the third waiver period the application of this clause is waived so long as Globus is not otherwise in default under the DVB Loan Agreement and no legal proceeding has been taken against it or any of its subsidiaries for an amount exceeding $500,000. During the Restructuring period this clause is waived;

➢	Globus was permitted to pay dividends on its common shares until the first waiver period provided that no event of default had occurred and was continuing at the time of declaration or payment of such dividends, nor would result from the declaration or payment of such dividends. During the first waiver period Globus may pay dividends to the holders of preferred shares in an aggregate amount that will not exceed $500,000 per fiscal year. During the third waiver period and at any time thereafter except during the Restructuring Period, Globus is allowed to pay dividends to its shareholders provided that (i) no event of default has occurred and is continuing at the time of declaration or payment of such dividends, nor would result from the declaration or payment of such dividends and (ii) there is no less than $500,000 standing to the credit of each minimum liquidity account at the time of declaration or payment of the dividends and (iii) the amount of each balloon payment is not more than $5,300,000 in respect of the Artful advance and not more than $5,012,500 in respect of the Longevity advance at the time of declaration or payment of the dividends. During the Restructuring period no dividend payments will be permitted;

➢	The vessel-owning subsidiaries that own a vessel pledged as security under the DVB Loan Agreement will each maintain a minimum liquidity of $500,000 except during the Restructuring Period. During the third waiver period this obligation is waived and the amount deposited from time to time in such Account will not be more than $500,000 in aggregate. During the Restructuring period this clause is waived;

➢	Mr. George Feidakis maintain at least 35% of our total voting share capital;

➢	We maintain our listing on a major stock exchange in the United States, Europe or Asia.

➢	In connection to the agreement reached in March 2017 Firment Shipping Inc. will provide a letter of undertaking to contribute the $1.7 million payment to the Company if necessary; and

➢	In connection to the agreement reached in March 2017 the ultimate beneficial owner of Firment Shipping Inc. will provide a letter of undertaking to pledge its shares of the Company in the event of a breach of certain financial covenants during the period from January 1, 2018 to June 30, 2018.

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

The amendments with respect to the Restructuring Period will be subject to a $1.7 million prepayment by September 2017, which is the aggregated amount of two quarterly installments for each tranche, and another $1.7 million would be deferred to the balloon payment of each tranche.

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

As of December 31, 2016, we were in compliance with the loan covenants of the DVB Loan Agreement, as amended and in effect.

Kelty Loan Agreement

In June 2010, our wholly owned subsidiary, Kelty Marine Ltd., entered into a $26.7 million loan agreement, which we refer to as the Kelty Loan Agreement, with Deutsche Schiffsbank Aktiengesellschaft (now Commerzbank) and used funds borrowed thereunder to finance part of the purchase price for the m/v Energy Globe (formerly called m/v Jin Star). We acted as guarantor for this loan. As described below, we reached a settlement agreement terminating the Kelty Loan Agreement in March, 2016.

The Kelty Loan Agreement had a term of seven years and was payable in 28 equal quarterly installments of $500,000 starting in September 2010, as well as a balloon payment of $12.65 million payable together with the 28th and final installment payable in June 2017. Interest on outstanding balances under the Kelty Loan Agreement was payable at LIBOR plus a variable margin. The applicable margin was determined on the basis of the “loan to value ratio,” which is a fraction where the numerator was the principal amount outstanding under the Kelty Loan Agreement and the denominator was the charter free market value of the m/v Energy Globe (formerly called m/v Jin Star) and any amount of free liquidity maintained with Commerzbank. Set forth below is the margin that would have applied to the loan, depending on the applicable loan to value ratio in any given application period:

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

As of December 31, 2015, we were not in compliance with the security value requirement that required the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% (the actual ratio we achieved was 80%) of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. We were not in compliance with the minimum liquidity of $1 million with Commerzbank (the actual liquidity was $0.5 million) and the requirement of a minimum equity of $50 million (the actual equity was $30.5 million). As of December 31, 2015, the outstanding principal balance was $15.65 million.

In March 2016, we reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million plus the accrued interest of $112,000 in return of the consideration from the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708. If the total amount of cash and bank balances and bank deposits exceeds $10 million in the aggregate as declared on June 30, 2016 then we would have been required to pay to Commerzbank any excess amounts. Because there was no excess, Globus was released from its guarantee.

Firment Credit Facility

In December 2013, Globus Maritime Limited entered into a credit facility for up to $4.0 million with Firment Trading Limited, a related party to us, for the purpose of financing our general working capital needs. The Firment Credit Facility is unsecured and remains available until its final maturity date, originally at December 12, 2015, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. During December 2014 the credit limit of the facility increased from $4.0 to $8.0 million and its final maturity date was extended to April 29, 2016. During December 2015 the credit limit of the facility increased from $8.0 to $20.0 million and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a related party to us. We have the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2016, 2015 and 2014, the amounts drawn and outstanding with respect to the facility were $17.4, $14.6 and $7.5 million, respectively. As of December 31, 2016 and 2015, there was an amount of $2.6 and $5.4 million available to be drawn under the Firment Credit Facility, respectively. As of December 31, 2016, 2015 and 2014 we were in compliance with the loan covenants of the Firment Credit Facility.

In connection with the February 2017 private placement, on February 8, 2017 Firment released an amount equal to $16,885,000 (but left an amount equal to $1,638,787 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety.

Silaner Credit Facility

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a related party to us, for the purpose of financing our general working capital needs. The Silaner Credit Facility is unsecured and remains available until its final maturity date at January 12, 2018, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. We have the right to drawdown any amount up to $3.0 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $3.1 million, which amount has been approved by our board. As of December 31, 2016 we were in compliance with the loan covenants of the Silaner Credit Facility.

In connection with the February 2017 private placement, on February 8, 2017 Silaner released an amount equal to the outstanding principal of $3,115,000 (but left an amount equal to $74,048 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety.

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

Security

Our obligations under our HSH Loan Agreement are secured by, among other things, a first preferred mortgage on three vessels (m/v River Globe, m/v Sky Globe and m/v Star Globe). Our loan agreement is also secured by a first priority assignment of any time charter or other contract of employment of any vessel that acts as security, a first priority account pledge over the operating account of the vessel-owning company and an assignment of the vessel’s insurances and earnings. Each of the vessel-owning subsidiaries that owns a vessel pledged as security under our loan agreement has agreed to the obligations under the facility. Globus Maritime Limited acts as guarantor for this loan.

Subject to the below, the HSH Loan Agreement contains various covenants requiring the vessels owning companies and Globus to, among others things, ensure that:

➢	the aggregate fair market value of the mortgaged vessels and any additional security must equal or exceed 125% of the outstanding balance under the loan agreement,

➢	the ratio of Globus’s total liabilities to its market adjusted total assets shall always be not higher than 0.75:1.00,

➢	Globus to maintain a minimum market adjusted net worth of more than or equal to $30.0 million,

➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $250,000 in an account pledged to the bank, and

➢	Globus shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness.

As of December 31, 2015, we were in breach of all the above covenants except for the minimum liquidity requirement of $250,000 for each vessel owing subsidiary.

In March 2016, the Company repaid the principal installment of $693,595.

During April 2016, Globus reached an agreement in principle with HSH Nordbank AG and entered into a supplemental agreement on December 5, 2016 amending the HSH Loan Agreement to relax and/or waive certain financial covenants for the period from June 3, 2016 to March 3, 2017, including: the required minimum value of the mortgaged vessels was reduced to 60% of the balance of the loan; the maximum permitted ratio of Globus’s total liabilities to its market adjusted total assets was increased to 2:1, the minimum liquidity requirement of Globus and the market adjusted net worth requirements were waived, and the vessel owning subsidiaries must each maintain a minimum liquidity of $70,000.

The Company also agreed in April 2016, to repay only one instead of three principal installments during 2016 using the pledged cash of $750,000 that has already deposited in HSH accounts, the remaining two installments would be deferred to the last repayment installment. In addition, if there is any excess amount over a TCE rate of $6,500, the excess will be used to reduce the deferred amounts. If the cash sweep that occurs in 2017 does not result in the payment in full of the deferred amounts, then the remaining deferred amounts will be deferred to the final balloon payment. In addition, HSH and Globus will look for potential buyers of the relevant ships in a mutual process to ideally sell the vessels for an amount that allows for the full repayment of the HSH Loan Agreement. A $50,000 restructuring fee will also be paid.

In March 2017, the Company reached an agreement in principle with HSH Nordbank AG to amend the HSH Loan Agreement (which remain subject to definite documentation) including amendments to relax or waive certain covenants of the original loan agreement until April 15, 2018. The Company will pay in September 2017 $1 million for repayment of debt and the four scheduled principal installments due within 2017, each amounting to $693,595, will be deferred to the balloon payment. In addition, the Company has undertaken the liability to raise new equity of at least $1,800,000.

As of December 31, 2016, we were in compliance with the loan covenants of the HSH Loan Agreement, as amended and in effect.

All of the Company’s loan and credit arrangements with unaffiliated third parties (this excludes the Silaner Credit Facility and the Firment Credit Facility, which are both affiliates of our chairman Mr. George Feidakis) contain cross-default provisions that provide that if the Company is in default under any of its loan or credit arrangements, the lender of another loan or credit arrangement can declare a default under its other loan or credit arrangement, which could result in the Company’s default in all of its loan and credit arrangements with unaffiliated third parties. Because of the presence of cross-default provisions in these loan and credit arrangements with unaffiliated third parties, the refusal of any lender to grant or extend a relaxation or a waiver could result in most of its indebtedness being accelerated, notwithstanding that other lenders have relaxed or waived covenant defaults under their respective loan arrangements.

As of December 31, 2015, the Company was in breach of most of the covenants included in its loan agreements with HSH Nordbank AG, Commerzbank AG and DVB Bank SE and therefore the total amount outstanding for these loans was classified under current liabilities.

In March 2016, we reached a settlement with Commerzbank AG, and in April 2016 the Company entered into a supplemental agreement with DVB Bank SE and an agreement in principle and a supplemental agreement on December 5, 2016 with HSH Nordbank AG.

As of December 31, 2016, the Company was in compliance with the loan covenants included in its loan agreements with HSH Nordbank AG and DVB Bank SE, as amended and in effect.

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

As of December 31, 2016, 2015 and 2014, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

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

D.  Trend Information

Please read “Item 4.B.  Information on the Company—Business Overview.”

E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2016:

	Within One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. Dollars)
Long term debt	23,634	42,144	-	-	65,778
Interest on long term debt	1,600	2,191	-	-	3,791
Lease payments	131	313	209	392	1,045

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and our directors. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2017, the term of our Class II directors expires at our annual general meeting of shareholders in 2018 and the term of our Class III directors expires at our annual general meeting of shareholders in 2019. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Chairman of the Board of Directors	66
Ioannis Kazantzidis	Director	66
Jeffrey O. Parry	Director	57
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	30
Olga Lambrianidou	Secretary	61

Georgios (“George”) Feidakis, a Class III director, is our co-founder and principal shareholder and has served as our non-executive chairman of the board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. George Feidakis has been involved with since 1994 and that has been listed on the Athens Stock Exchange since 1968, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well-known brands in Greece, the Balkans, Turkey and Italy. FG Europe is in the air-conditioning and white/brown electric goods market in Greece and is active in power generation and mobile telephony. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. As of January 31, 2017, Mr. Feidakis is the majority shareholder of Eolos Shipmanagement SA.

Athanasios (“Thanos”) Feidakis * a Class I Director was appointed to our board of directors in July 2013 to fill a vacancy in our board of directors.  As of December 28, 2015, Mr. Athanasios Feidakis was also appointed our President, CEO and CFO. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to April 2016, Mr. Athanasios Feidakis was a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey and Italy. F.G. Europe is also active in the air-conditioning and white/brown electric goods market and in power generation and mobile telephony in Greece. From December 2008 to December 2015, Mr. Athanasios Feidakis was the President of Cyberonica S.A., a family owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London) and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

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

Ioannis Kazantzidis, a Class I director, was appointed to our board in November, 2016 to fill a vacancy in our board of directors by the departure of Mr. Dimitrios Stratikopoulos**. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has since 2009 been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, and a senior partner in Porto Trans Auto Services Company, both based in Jebel Ali, UAE. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis has served, since 2015, as the Chairman of W.M.Mendis Hotel Pvt Ltd in the Republic of Sri Lanka. From 1989 to 2015, he was the Chairman of Fishermans Wharf Pvt Ltd, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015.

Olga Lambrianidou, our secretary, has been a corporate consultant to the Company since November 2010, and was appointed as secretary to the Company in December 2012. Prior to joining Globus, Ms. Lambrianidou was the Corporate Secretary and Investor Relations Officer of NewLead Holdings Ltd., formerly known as Aries Maritime Limited from 2008 to 2010, and of DryShips Inc., a dry bulk publicly trading shipping company from 2006 to 2008. Ms. Lambrianidou was Corporate Secretary, Investor Relations Officer and Human Resources Manager with OSG Ship Management (GR) Ltd., formerly known as Stelmar Shipping Ltd. from 2000 to 2006. Prior to 2000, Ms. Lambrianidou worked in the banking and insurance fields in the United States. She holds a BBA Degree in Marketing/English Literature from Pace University and an MBA Degree in Banking/Finance from the Lubin School of Business of Pace University in New York.

Amir Eilon, was a Class III director since inception and until our Annual General Meeting on September 8, 2016 at which time he decided not to seek another term. Mr. Eilon was a director of Eilon & Associates Limited since February 1999, which provides general corporate advice. Mr. Eilon was previously a non-executive chairman of Spring plc, listed on the London Stock Exchange, from mid-2004 to August 2009 and a director of Flamingo Holdings, a venture capital backed private company, from March 2007 to April 2009. Mr. Eilon was the managing director of Credit Suisse First Boston Private Equity from 1998 to 1999, the managing director of BZW from 1990 to 1998, where he was head of global capital markets, and the managing director of Morgan Stanley, London from 1985 to 1990, where he was responsible for international equity capital markets. Mr. Eilon was also the director of other companies involved in art software and debt-instrument asset management companies.

*Athanasios Feidakis is the son of our Chairman, George Feidakis. Other than the aforementioned, there are no other family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

**Dimitrios Stratikopoulos, was appointed to our board of directors as a Class I director on September 8, 2016. Mr. Stratikopoulos resigned from our board of directors on November 23, 2016.

The Company is not aware of any agreements or arrangements between any director and any person or entity other than the Company relating to the Compensation or other payments in connection with such director’s candidacy or service as a director of the Company.

B.  Compensation

The aggregate compensation paid to members of our senior management or a consulting company for which an executive officer is an owner in 2016, 2015 and 2014 was approximately $0.1 million for each year. In addition, our senior management received no shares in 2016, 2015 and 2014. Information about dividends paid to our shareholders, including to holders of Series A Preferred Shares, is contained in “Item 8.  Financial Information - A. Consolidated Statements and Other Financial Information - Our Dividends Policy and Restrictions on Dividends.”

On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided amount to Euro 200,000. The consultant shall be eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. In 2016 his total remuneration amounted to approximately $97,000.

The aggregate compensation other than share based compensation paid to our non-executive directors in 2016 and 2015 was nil and for 2014 was approximately $68,000, plus reimbursements for actual expenses incurred while acting in their capacity as a director. In addition, in 2016, 2015 and 2014, non-executive directors received an aggregate of 34,580 common shares, 18,372 common shares and 4,577 common shares, respectively. As of December 31, 2016 we had not yet paid our non-executive directors the cash amounts that we agreed to pay them for their service to us in 2016; such amount in the aggregate is approximately $139,000. We also owe our non-executive directors $145,000 and $48,750 for their service to us in 2015 and 2014, respectively. In 2017 to date, we have paid $30,000 of these outstanding amounts. We redeemed and cancelled 2,567 Series A Preferred Shares in July 2016, which shares were held by our former CEO. We paid an aggregate amount to our former CEO of $242,000 for these shares and other consideration.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2016 a non-current liability of $77,664 for such payments.

We do not have a retirement plan for our officers or directors.

C.  Board Practices

Our board of directors and executive officers oversee and supervise our operations.

Each director holds office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of incorporation or with the provisions of the BCA. In addition to cash compensation, we pay each of Mr. Kazantzidis and Mr. Parry $20,000 in common shares annually. The members of our senior management are appointed to serve at the discretion of our board of directors. Our board of directors and committees of our board of directors schedule regular meetings over the course of the year. Under the Nasdaq rules, we believe that Mr. Ioannis Kazantzidis and Mr. Parry are independent.

On December 28, 2015, Mr. Thanos Feidakis resigned from the board of directors as a Class II director and was immediately reappointed by the board of directors as a Class I director whose term will expire at the Company’s 2017 annual meeting of shareholders. This was accomplished solely in order to provide for an equal apportionment of the members of the board of directors of Globus Maritime Limited, among the three classes of its classified board of directors.

We have an Audit Committee, a Remuneration Committee and a Nomination Committee.

The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. It is responsible for ensuring that our financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to our accounts and for reviewing and approving all related party transactions. Our board of directors has determined that Ioannis Kazantzidis is our audit committee financial expert. Each Audit Committee member has experience in reading and understanding financial statements, including statements of financial position, statements of comprehensive income and statements of cash flows.

The Remuneration Committee is comprised of Jeffrey O. Parry, Athanasios Feidakis, and Ioannis Kazantzidis. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officers, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee is responsible for declaring dividends on our Series A Preferred Shares, if any. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies. While Athanasios Feidakis is not an independent director, we believe that, as our Chief Executive Officer, he has a substantial vested interest in our success, his particular input will significantly aid and assist us.

The Nomination Committee is comprised of George Feidakis, Ioannis Kazantzidis and Jeffrey O. Parry. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board positions as necessary.

For information about the term of each director, see “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”.

D.  Employees

As of December 31, 2016, we had ten full-time employees and three consultants, all of whom were hired through our Manager, except for one consultant that we hired directly. All of our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

E.  Share Ownership

With respect to the total number of common shares owned by all of our officers and directors, individually and as a group, please read “Item 7. Major Shareholders and Related Party Transactions.”

Incentives program

We maintain an equity incentive program, because we believe that equity awards are important to align our employees’ interests with those of our shareholders. Our equity incentive program is administered by our Remuneration Committee or, in certain circumstances, our board of directors. The Remuneration Committee generally measures our performance in terms of total shareholder return, which is calculated based on changes in our share price and our dividends paid over a calendar year, which we refer to as TSR.

Our board of directors believe that these awards keep our employees focused on our growth, as well as dividend growth and its impact on our share price, over an extended time period.

The 2012 Equity Incentive Plan of Globus Maritime Limited, or the “EIP,” provides for the award of stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock, for directors, officers and employees (including any prospective officer or employee) of our Company and our subsidiaries and affiliates and consultants and service providers (including individuals who are employed by or provide services to any entity that is itself such a consultant or service provider) to our Company and our subsidiaries and affiliates, with the goal of providing such persons the incentive to enter into and remain in the service of the Company or its affiliates, acquire a proprietary interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company. The EIP was amended August 12, 2016 to clarify that the full board of directors may act as plan administrator.

Administration. The EIP is administered by the Remuneration Committee of our board of directors, or such other committee of the board of directors designated by the board of directors (which could be the full board of directors itself). We refer to the body administering the EIP as the “Administrator.” The EIP allows the Administrator to delegate its rights to the extent consistent with applicable law and our organizational documents. The Administrator has the authority to, among other things, designate the persons to receive awards under the EIP; determine the types of awards granted to a participant under the EIP; determine the number of shares to be covered by, or with respect to which payments, rights or other matters are to be calculated with respect to, awards; determine the terms and conditions of any awards; determine whether, and to what extent, and under what circumstances, awards may be settled or exercised in cash, shares, other securities, other awards or other property, or cancelled, forfeited or suspended, and the methods by which awards may be settled, exercised, cancelled, forfeited or suspended; determine whether, to what extent, and under what circumstances cash, shares, other securities, other awards, other property and other amounts payable with respect to an award shall be deferred, either automatically or at the election of the holder thereof or the Administrator; construe, interpret and implement the EIP and any Award Agreement; prescribe, amend, rescind or waive rules and regulations relating to the EIP, including rules governing its operation, and appoint such agents as it shall deem appropriate for the proper administration of the EIP; make all determinations necessary or advisable in administering the EIP; correct any defect, supply any omission and reconcile any inconsistency in the EIP or any Award Agreement; and make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the EIP. The board of directors has the right to alter or amend the EIP.

Number of Shares. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, 1,000,000 of our common shares are available for delivery pursuant to awards granted under the EIP. Awards may not be paid in cash. Shares subject to an award under the EIP that are cancelled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, are available for delivery pursuant to other awards. Shares issued pursuant to the EIP may be authorized but unissued common shares or treasury shares.

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

2016, 2015, 2014 Grants

No awards were granted pursuant to the equity incentive plan during the years ended December 31, 2016, 2015 and 2014, but we issued shares directly to the directors, which was not part of the equity incentive program.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of April 11, 2017 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this annual report on Form 20-F and all directors and executive officers as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 27,628,789 common shares outstanding on April 11, 2017. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of April 11, 2017	Percentage of common shares beneficially owned as of April 11, 2017 (1)
5% Beneficial Owners
Konstantina Feidaki(2)	6,750,000	20.3%
Officers and Directors
George Feidakis (3)	28,521,534	81.5%
Ioannis Kazantzidis	332	0.01%
Jeffrey O. Parry	3,516	0.01%
Athanasios Feidakis	118,864	0.4%
All executive officers and directors as a group	28,644,246	81.9	%(4)

*Less than 1.0% of the outstanding shares.

(1) In the case of Ms. Konstantina Feidaki and Mr. George Feidakis, these percentages assume the full exercise of the warrants they are each beneficially deemed to own and no exercise of warrants held by any other warrant holder. Robelle Holding Co.’s warrant (which Ms. Konstantina Feidaki beneficially owns) contains a blocker provision which prohibits its exercise to the extent such exercise would cause Robelle Holding Co., together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. In making the calculations above, we have assumed that this “Blocker Provision” did not exist.

(2) Ms. Konstantina Feidaki beneficially owns (a) 1,750,000 common shares through Robelle Holding Co., a Marshall Islands corporation over which she exercises sole voting and investment power, and (b) 5,000,000 common shares issuable upon the exercise of warrants held by Robelle Holding Co. Robelle Holding Co. acquired these securities in the February 2017 transactions. To the Company’s knowledge, neither Robelle nor Ms. Konstantina Feidaki owned any shares in the three years prior to the February 2017.

(3) Mr. George Feidakis beneficially owns (a) 20,000,000 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power, (b) 7,380,017 common shares issuable upon the exercise of warrants held by Firment Shipping Inc., and (c) 1,141,517 of his common shares through Firment Trading Limited, a Marshall Islands corporation, for which he exercises sole voting and investment power through two companies that hold Firment Trading’s shares in trust for Mr. George Feidakis. Mr. George Feidakis, Firment Shipping Inc., and Firment Trading Limited disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares.

When we filed our annual report for the years ended 2015 and 2016, Mr. George Feidakis beneficially owned 50.7% and 50.1% of our common shares, respectively. In 2016, FG Europe S.A., a company Mr. George Feidakis controls, sold 120,000 common shares. As part of the February 2017 private placement, Firment Shipping Inc. acquired 20 million shares and warrants to purchase 7,380,017 common shares. In December 2016 Firment Trading Limited sold 39,601 common shares.

(4) Includes common shares acquirable within 60 days upon exercise of warrants owned by Firment Trading Inc.

To the best of our knowledge, except as disclosed in the table above, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. To the best of our knowledge, there are no agreements in place that could result in a change of control of us, other than the warrants described above.

In the normal course of business, there have been institutional investors that buy and sell our shares. It is possible that significant changes in the percentage ownership of these investors will occur.

B.  Related Party Transactions

Lease

During the 2016, 2015 and 2014 fiscal years, we incurred rents of $138,000, $195,000 and $234,000, respectively, to Cyberonica S.A., a company owned by Mr. George Feidakis, for the rental of 350 square meters of office space for our operations. As of December 31, 2016, we owed $313,000 in back rent to Cyberonica S.A.

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

Firment Credit Facility

In December 2013, Globus Maritime Limited entered into a credit facility for up to $4.0 million with Firment Trading Limited, a related party to us, for the purpose of financing our general working capital needs. The Firment Credit Facility is unsecured and remains available until its final maturity date, originally at December 12, 2015, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. During December 2014 the credit limit of the facility increased from $4.0 to $8.0 million and its final maturity date was extended to April 29, 2016. During December 2015 the credit limit of the facility increased from $8.0 to $20.0 million and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a related party to us. We have the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2016, 2015 and 2014, the amounts drawn and outstanding with respect to the facility were $17.4, $14.6 and $7.5 million, respectively. As of December 31, 2016, there was an amount of $2.6 million available to be drawn under the Firment Credit Facility. In connection with the February 2017 private placement, the Company and Firment Trading Limited agreed to release an amount equal to $16,885,000 (but to have an amount equal to $1,638,787 remain outstanding, and to continue to accrue under the Firment Trading Credit Facility as though it were principal) of the Firment Credit Facility and Globus agreed to issue 16,885,000 common shares and a warrant to purchase 6,230,580 common shares of the Issuer at a price of $1.60 per share (subject to adjustment). Subsequent to the February 2017 private placement, the Firment Credit Facility was fully repaid. The Firment Credit Facility remains available to the Company until April 12, 2017.

Silaner Credit Facility

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a related party to us, for the purpose of financing our general working capital needs. The Silaner Credit Facility is unsecured and remains available until its final maturity date at January 12, 2018, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. We have the right to drawdown any amount up to $3.0 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. As of December 31, 2016, $3.1 million is outstanding with respect to this facility. In connection with the February 2017 private placement, Silaner Investments Limited agreed to release an amount equal to the outstanding principal of $3,115,000 (but to have an amount equal to the accrued and unpaid interest of $74,048 remain outstanding, and to continue to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and Globus agreed to issue 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the February 2017 private placement, the Silaner Credit Facility was fully repaid. The Silaner Credit Facility remains available to the Company until January 12, 2018.

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

Registration Rights Agreement

In November 2016, we entered into a registration rights agreement with Firment Trading Limited., pursuant to which we granted to them and their affiliates (including Mr. George Feidakis and certain of their transferees, the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act our common shares held by them. Under the registration rights agreement, these persons have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by us.

Consulting Agreements

On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO.

In June 2016, our Manager, entered into a consultancy agreement with Eolos Shipmanagement S.A., a related party, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services our Manager receives a daily fee of $1,000. For 2016 the total income from these fees amounted to $187,000 and is classified in the income statement component of the consolidated statement of comprehensive loss under management & consulting fee income.

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

Our Remuneration Committee will also determine by unanimous resolution, in its sole discretion, when and to the extent dividends are paid to the holders of our Series A Preferred Shares, to the extent any are outstanding.

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

No dividends were declared or paid on our common shares during the years ended December 31, 2016, 2015 and 2014.

No dividends were declared on our Series A Preferred Shares during the year ended December 31, 2016. The Series A Preferred Shares were redeemed in 2016 and no Series A Preferred Shares are outstanding as of December 31, 2016.

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

B.  Significant Changes

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 5 million of our common shares, par value $0.004 per share and warrants to purchase 25 million of our common shares at a price of $1.60 per share (subject to adjustment) to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. The following day, we entered into a registration rights agreement with the Purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, we also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited, a related party to the Company and the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,523,787. Firment released an amount equal to $16,885,000 (but left an amount equal to $1,638,787 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety.

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited, a related party to the Company and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115,000 (but left an amount equal to $74,048 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety.

Each of the above mentioned warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares.

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

On October 20, 2016, we effected a four-for-one one reverse stock split which reduced the number of our outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares).

The following table lists the high and low sales prices on the Nasdaq Global Market and Nasdaq Capital Market, as applicable, for our common shares for the last six months; the last eight fiscal quarters; and the last five fiscal years.

Prices indicated below with respect to our common share price include inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. All prices are quoted in U.S. dollars. Pre-October 2016 prices reflect the reverse stock split that occurred in October, 2016.

Period Ended	High	Low

Monthly
April 2017 (through and including April 10, 2017)	$4.96	$3.31
March 2017	$6.74	$4.32
February 2017	$9.70	$7.10
January 2017	$10.77	$3.07
December 2016	$7.67	$4.08
November 2016	$14.23	$1.74
October 2016	$2.84	$1.66

Quarterly
First Quarter 2017	$10.77	$3.07
Fourth Quarter 2016	$14.23	$1.66
Third Quarter 2016	$3.28	$1.64
Second Quarter 2016	$5.16	$1.00
First Quarter 2016	$0.88	$0.24
Fourth Quarter 2015	$3.96	$0.60
Third Quarter 2015	$6.32	$3.88
Second Quarter 2015	$7.60	$4.56
First Quarter 2015	$10.16	$4.80

Yearly
2016	$7.09	$0.20
2015	$10.16	$0.60
2014	$17.76	$8.88
2013	$16.84	$6.80
2012	$23.08	$5.92

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

In April 2012 we issued an aggregate of 3,347 Series A Preferred Shares to our two executive officers, but as of December 31, 2016 no Series A Preferred Shares remain outstanding. The holders of our Series A Preferred Shares will be entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of our Remuneration Committee, in its sole discretion. Our board of directors or Remuneration Committee will determine whether funds are legally available under the BCA for such dividend. Any accrued but unpaid dividends will not bear interest. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our Series A Preferred Shares will be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our Series A Preferred Shares are not convertible into any of our other capital stock.

The Series A Preferred Shares are redeemable at the written request of the Remuneration Committee, at par value plus all declared and unpaid dividends as of the date of redemption plus any additional consideration determined by a unanimous resolution of the Remuneration Committee. We redeemed and cancelled 780 Series A Preferred Shares in January 2013 and the remaining 2,567 were redeemed and cancelled in July 2016.

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

Amendment to our Articles of Incorporation

Except as otherwise provided by law, any provision in our articles of incorporation requiring a vote of shareholders may only be amended by such a vote. Further, certain sections may only be amended by affirmative vote of the holders of at least a majority of the voting power of the voting shares. In October, 2016 we amended our articles of incorporation in order to enable us to immediately effect a four-for-one one reverse stock split, reducing the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares).

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

Blank Check Preferred Shares

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100 million shares of blank check preferred shares. We currently have no outstanding Series A Preferred Shares. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights.

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

D.  Exchange Controls

We are not aware of any restrictions on the export or import of capital under Marshall Islands law, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to holders of our common shares that are neither residents nor citizens of the Marshall Islands.

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

The Company is a Marshall Islands corporation, and each of the vessels in its fleet is owned by a separate wholly owned subsidiary organized in the Marshall Islands or Malta. The U.S. Department of the Treasury recognizes the Marshall Islands and Malta as jurisdictions which grant an Equivalent Exemption; therefore, the Company and each of its vessel-owning subsidiaries meet the first requirement for the Section 883 Exemption.

The 50 % Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). For the taxable year ended December 31, 2016, the Company believes that each of its vessel-owning subsidiaries satisfied the 50% Ownership Test based on the beneficial ownership of more than 50% of the value of its shares by a qualifying shareholder, assuming that such shareholder meets all of the substantiation and reporting requirements under Section 883 of the Code and the Section 883 Regulations for such taxable year, and that each such subsidiary should therefore qualify for the Section 883 Exemption for such taxable year.

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

The Company and its vessel-owning subsidiaries should satisfy the 50% Ownership Test. It is also possible that the Company satisfies the Publicly Traded Test. However, if the Company’s common shares are delisted (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity”), the Publicly Traded Test generally would not be met. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company meets the Publicly Traded Test described above, the Company also may be a qualifying shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption. However, if for any period after the Company issues the Class B shares, the common shares represent less than 50% of the voting power of the Company, the Company would not be able to satisfy the Publicly Traded Test for such period because less than 50% of the stock of the Company, measured by voting power, would be listed on an established securities market.

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, valid for the year ended December 31, 2016, certifying the qualifying shareholder status of a shareholder beneficially owning more than 50% of the value of each such subsidiary’s stock and the status of intermediaries as required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

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

Dividends paid in respect of the Company’s common shares may qualify for the preferential rate attributable to qualified dividend income if: (1) the common shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (3) the United States Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend and (4) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. The first requirement currently is and has been met, as our common shares were listed on the Nasdaq Global Market until they became listed on the Nasdaq Capital Market with effect from April 11, 2016. Both the Nasdaq Global Market and the Nasdaq Capital Market are tiers of the Nasdaq Stock Market, which is an established securities market. Further, there is no minimal trading requirement for shares to be “readily tradable,” so as long as our common shares remain listed on the Nasdaq Capital Market or the Nasdaq Global Market or any other established securities market in the United States, the first requirement will be satisfied. However, if our common shares are delisted and are not tradable on an established securities market in the United States (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity”), the first requirement would not be satisfied, and dividends paid in respect of our common shares would not qualify for the preferential rate attributable to qualified dividend income. The second requirement is expected to be met as more fully described below under “—Consequences of Possible PFIC Classification.” Satisfaction of the final two requirements will depend on the particular circumstances of each United States Holder. Consequently, if any of these requirements are not met, the dividends paid to individual United States Holders in respect of the Company’s common shares would not be treated as qualified dividend income and would be taxed as ordinary income at ordinary rates.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2016.

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

In addition to the QEF election, Section 1296 of the Code permits United States Holders to make a “mark-to-market” election with respect to marketable shares in a PFIC, generally meaning shares regularly traded on a qualified exchange or market and certain other shares considered marketable under U.S. Department of the Treasury regulations. For this purpose, a class of shares is regularly traded on a qualified exchange or market for any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter of the year. Our common shares historically have been regularly traded on the Nasdaq Capital Market or the Nasdaq Global Market, which are established securities markets. However, if our common shares were to be delisted, (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity”), then the mark-to-market election generally would be unavailable to United States Holders. If a United States Holder makes a mark-to-market election in respect of its common shares, such United States Holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over such United States Holder’s adjusted tax basis in the common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such United States Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the United States Holder’s basis in the common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). The consequences of this election may be less favorable than those of a QEF election for United States Holders that are sensitive to the distinction between ordinary income and capital gain.

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

United States Holders of common shares may be required to file forms with the IRS under the applicable reporting provisions of the Code. For example, such United States Holders may be required, under Sections 6038, 6038B and/or 6046 of the Code, and the regulations thereunder, to supply the IRS with certain information regarding the United States Holder, other United States Holders and the Company if (1) such person owns at least 10% of the total value or 10% of the total combined voting power of all classes of shares entitled to vote or (2) the acquisition of our common shares, when aggregated with certain other acquisitions that may be treated as related under applicable regulations, exceeds $100,000 in value. In the event a United States Holder fails to file a form when required to do so, the United States Holder could be subject to substantial tax penalties.  You should consult your tax advisor regarding the filing of these forms.

Individual United States Holders who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their United States federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by financial institutions). Stock in a foreign corporation, including our common shares, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You should consult your tax advisor regarding the filing of this form.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with Commerzbank, DVB Bank and HSH. As of December 31, 2016, we had a $19.3 million principal balance outstanding under the DVB Loan Agreement with DVB Bank and a $25.9 million principal balance outstanding under the HSH Loan Agreement.

In December 2013, we entered into a revolving credit facility with a credit limit up to $4.0 million, which subsequently increased to $20.0 million in December 2015, with Firment Trading Limited, a related party to us, for the purpose of financing our general working capital needs. We are not exposed to market risk with respect to this credit facility because interest is charged at a fixed rate of 5% per annum.

In January 2016, we entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a related party to us, for the purpose of financing our general working capital needs. We are not exposed to market risk with respect to this credit facility because interest is charged at a fixed rate of 5% per annum.

In connection with the February 2017 private placement, the Company repaid both of the Firment and Silaner Credit Facilities in their entirety, but they remain available to us.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income.

In 2016, the weighted average interest rate for our then-outstanding facilities in total was 3.52% and the respective interest rates on our loan agreements, other than the Firment Credit Facility, ranged from 3% to 3.9%, including margins.

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

The following table sets forth the sensitivity of our existing loans as of December 31, 2016 as to a 1.0% (100 basis points) increase in LIBOR, during the next five years, and reflects the additional interest expense that will be incurred.

Year	Amount
2017	$0.4 million
2018	$0.4 million
2019	$0.2 million
2020	$-
2021	$-

Currency and Exchange Rates

We generate revenues from the trading of our vessels in U.S. dollars but historically incur certain amounts of our operating expenses in currencies other than the U.S. dollar. When we were incorporated in Jersey, the majority of our general and administrative expenses (including stock exchange fees and advisor fees) were payable in U.K. pounds sterling. For cash management, or treasury, purposes, we convert U.S. dollars into foreign currencies which we then hold on deposit until the date of each transaction. Fluctuations in foreign exchange rates create foreign exchange gains or losses when we mark-to-market these non-U.S. dollar deposits.

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

Commodity Risk Exposure

The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends. However, all of our vessels are employed on time charter contracts, where the fuel costs are assumed by our customers.

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

Not Applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

In April 2012, we filed a Certificate of Designation, Preferences and Rights of Series A Preferred Stock with the Marshall Islands, setting forth the preferences and rights of our Series A Preferred Shares, which are described in “Item 10.B. Memorandum and Articles of Association—Preferred Shares.” In April 2012, we issued to our two executive officers, an aggregate of 3,347 Series A Preferred Shares. In January 2013, we redeemed 780 of these Series A Preferred Shares. In July 2016, we redeemed the remaining 2,567 of these Series A Preferred Shares. Holders of Series A Preferred Shares may receive dividends prior to the holders of our shares, and also have a liquidation preference.

In October 20, 2016, we filed an amendment to our articles of incorporation to effect a four-to-one reverse stock split which reduced the number of our outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares).

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2016 is effective.

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

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that Ioannis Kazantzidis is our audit committee financial expert and he is considered to be “independent” according to the SEC and Nasdaq rules.

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

Item 16C.  Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2016 and 2015. This table below sets forth the total amounts billed and accrued for Ernst & Young services and breaks down the amounts by category of services:

	2016	2015

Audit Fees	$111,000	$112,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	$4,500	$4,500

Total	$115,500	$116,500

Audit fees for the years ended December 31, 2016 and 2015 were paid in Euros, and we assume an exchange rate of 0.8997€/$ and 0.8929€/$ for 2016 and 2015, respectively.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Change in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board or committee, and the board or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors; or (ii) if the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders. Article VI of our articles of incorporation further limit our ability to enter into business transactions with interested shareholders.

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that certain shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

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

1.4*	Articles of Amendment of Globus Maritime Limited dated October 17, 2016

4.1	Credit Facility between Credit Suisse and Global Maritime Limited, as supplemented (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Loan Agreement between Deutsche Schiffsbank Aktiengesellschaft and Kelty Marine Ltd. (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.3	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.4	Registration Rights Agreement between Globus Maritime Limited, Firment Trading Limited and Kim Holdings S.A. (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.5	Sixth Supplemental Agreement to Facility Agreement, dated May 5, 2011 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on May 9, 2011)

4.6	Equity Incentive Plan of Globus Maritime Limited (incorporated by reference to Exhibit 4.6 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.7*	Globus Maritime Limited 2012 Equity Incentive Plan amended August 12, 2016 and April 9, 2017.

4.8	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited (previously filed as Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

4.9	Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated March 1, 2012 (incorporated by reference to Exhibit 4.10 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.10	Second Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated April 10, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.11	Seventh Supplemental Agreement to Facility Agreement, dated March 26, 2013 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.12	Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated December 16, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2014)

4.13	Third Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated February 20, 2015 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.14	Eighth Supplemental Agreement to Facility Agreement, dated August 14, 2014 (incorporated by reference to Exhibit 4.13 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.15	Ninth Supplemental Agreement to Facility Agreement, dated February 25, 2015 (incorporated by reference to Exhibit 4.14 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.16	Facility Agreement among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., HSH Nordbank AG and Globus Maritime Limited, dated February 27, 2015 (incorporated by reference to Exhibit 4.15 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.17	First Supplemental Agreement to Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated April 28, 2015 (incorporated by reference to Exhibit 4.16 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.18	Second Supplemental Agreement to the Revolving Credit Facility Agreement between Globus Maritime Limited and Firment Trading Limited dated December 29, 2015 (incorporated by reference to Exhibit 4.17 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.19	Third Supplemental Agreement – Assignment to the Revolving Credit Facility Agreement between Globus Maritime Limited, Firment Trading Limited, a Cypriot company, and Firment Trading Limited, a Marshall Islands corporation, dated December 31, 2015 (incorporated by reference to Exhibit 4.18 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.20	Agreement for a Revolving Credit Facility dated January 12, 2016 between Globus Maritime Limited and Silaner Investments Limited (incorporated by reference to Exhibit 4.19 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.21	Settlement Agreement among Commerzbank Aktiengesellschaft, Kelty Marine Ltd. and Globus Maritime Limited dated March 21, 2016 (incorporated by reference to Exhibit 4.20 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.22	Fourth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated April 18, 2016 (incorporated by reference to Exhibit 4.21 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.23*	Private Sublease Agreement dated January 2, 2016 between Globus Maritime Limited and Cyberonica S.A.

4.24	Share and Warrant Purchase Agreement dated February 8, 2017 between Globus Maritime Limited and the Purchasers listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.25	Registration Rights Agreement between Globus Maritime Limited and the Purchasers dated February 9, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.26	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Firment Trading Limited (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.27	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Silaner Investments Limited (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.28	Form of Warrant issued to each Purchaser (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.29	Warrant dated February 8, 2017 issued to nominee of Firment Trading Limited (incorporated by reference to Exhibit 10.6 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.30	Warrant dated February 8, 2017 issued to nominee of Silaner Investments Limited (incorporated by reference to Exhibit 10.7 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.31	Schedule to Exhibit 10.5 (Regarding Material Differences in Issued Warrants) (incorporated by reference to Exhibit 10.8 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.32*	Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited, dated December 5, 2016

8.1	Subsidiaries of Globus Maritime Limited (incorporated by reference to Exhibit 4.20 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

11.1	Code of Ethics & Conduct of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

12.1/12.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the President, Chief Executive Officer and Chief Financial Officer

13.1/13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President, Chief Executive Officer and Chief Financial Officer

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer and
Chief Financial Officer

Date: April 11, 2017

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Globus Maritime Limited

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globus Maritime Limited at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

April 11, 2017

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS/INCOME

For the year ended 31 December 2016

(Expressed in thousands of U.S. Dollars, except per share data)

	Notes	2016	2015	2014
REVENUE:
Voyage revenues		8,740	12,715	26,378
Management & consulting fee income	4	278	-	-
Total Revenues		9,018	12,715	26,378

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	14	(1,271)	(2,384)	(4,254)
Vessel operating expenses	14	(8,688)	(10,321)	(9,707)
Depreciation	5	(5,014)	(6,085)	(5,624)
Depreciation of dry docking costs	5	(1,005)	(1,062)	(574)
Amortization of fair value of time charter attached to vessels	5	-	(41)	(746)
Administrative expenses	15	(2,094)	(1,751)	(1,896)
Administrative expenses payable to related parties	4	(351)	(465)	(522)
Share-based payments	13	(50)	(60)	(60)
Impairment Loss/(Reversal of impairment)	5	-	(20,144)	2,240
Gain from sale of subsidiary	12	2,257	-	-
Other (expenses)/income, net		(30)	(110)	(1)
Operating (loss)/profit		(7,228)	(29,708)	5,234

Interest income		5	8	12
Interest expense and finance costs	16	(2,676)	(2,783)	(2,137)
Foreign exchange gains/(losses), net		74	87	103

TOTAL (LOSS)/PROFIT FOR THE YEAR		(9,825)	(32,396)	3,212
Other Comprehensive Income		-	-	-
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR		(9,825)	(32,396)	3,212

(Loss)/earnings per share (U.S.$):
- Basic & Diluted (loss)/earnings per share for the year	11	(3.77)	(12.80)	1.16

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2016

(Expressed in thousands of U.S. Dollars, except per share data)

	Notes	2016	2015

ASSETS

NON-CURRENT ASSETS
Vessels, net	5	91,792	110,075
Office furniture and equipment		45	55
Other non-current assets		10	10
		91,847	110,140
CURRENT ASSETS
Trade receivables, net		243	688
Inventories	6	516	453
Prepayments and other assets	7	1,017	1,051
Restricted cash	3	210	500
Cash and cash equivalents	3	163	2,005
		2,149	4,697
TOTAL ASSETS		93,996	114,837

EQUITY AND LIABILITIES

EQUITY
Issued Share capital	10	10	10
Share premium	10	110,004	109,954
Accumulated deficit		(89,254)	(79,429)
Total equity		20,760	30,535
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,12	42,022	14,600
Provision for staff retirement indemnities		78	73
		42,100	14,673
CURRENT LIABILITIES
Current portion of long-term borrowings	12	23,550	63,645
Trade accounts payable	8	4,757	4,011
Accrued liabilities and other payables	9	2,609	1,802
Deferred revenue		220	171
		31,136	69,629
TOTAL LIABILITIES		73,236	84,302
TOTAL EQUITY AND LIABILITIES		93,996	114,837

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2016

(Expressed in thousands of U.S. Dollars, except share and per share data)

	Issued share	Share
	Capital	Premium		Total
	(note 10)	(note 10)	(Accumulated Deficit)	Equity
As at January 1, 2014	10	109,834	(49,504)	60,340
Profit for the year	-	-	3,212	3,212
Other comprehensive income	-	-	-	-
Total comprehensive income	-	-	3,212	3,212
Share-based payments (note 13)	-	60	-	60
Dividends paid (note 17)	-	-	(293)	(293)
As at December 31, 2014	10	109,894	(46,585)	63,319
Loss for the year	-	-	(32,396)	(32,396)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(32,396)	(32,396)
Share-based payments (note 13)	-	60	-	60
Dividends paid (note 17)	-	-	(448)	(448)
As at December 31, 2015	10	109,954	(79,429)	30,535
Loss for the year	-	-	(9,825)	(9,825)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(9,825)	(9,825)
Share-based payments (note 13)	-	50	-	50
As at December 31, 2016	10	110,004	(89,254)	20,760

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2016

(Expressed in thousands of U.S. Dollars)

	Notes	2016	2015	2014
Operating activities
Loss for the year		(9,825)	(32,396)	3,212
Adjustments for:
Depreciation	5	5,014	6,085	5,624
Depreciation of deferred dry docking costs	5	1,005	1,062	574
Amortization of fair value of time charter attached to vessels	5	-	41	746
Payment of deferred dry docking costs	5	(478)	(983)	(1,458)
Impairment loss/(Reversal of impairment)	5	-	20,144	(2,240)
Gain from sale of subsidiary	12	(2,257)	-	-
Provision for staff retirement indemnities		5	5	5
Interest expense and finance costs	16	2,676	2,783	2,137
Interest income		(5)	(8)	(12)
Foreign exchange gains, net		(58)	(28)	(1)
Share based payment	13	50	60	60
(Increase)/decrease in:
Trade receivables, net		(270)	489	(331)
Inventories		(161)	(12)	192
Prepayments and other assets		(232)	1,483	687
Increase/(decrease) in:
Trade accounts payable		746	1,404	510
Accrued liabilities and other payables		141	(54)	44
Deferred revenue		49	(135)	(228)
Net cash (used in)/ generated from operating activities		(3,600)	(60)	9,521
Cash flows from investing activities:
Net Proceeds from sale of vessel/subsidiary		374	5,348	-
Purchases of office furniture and equipment		(19)	(5)	(7)
Interest received		7	8	12
Net cash (used in)/ generated from investing activities		362	5,351	5
Cash flows from financing activities:
Proceeds from loans	12,4	5,950	39,505	5,500
Repayment of long-term debt		(3,100)	(45,506)	(12,425)
Pledged bank deposits	3	290	500	-
Dividends paid	17	(14)	(505)	(390)
Interest paid		(1,730)	(2,363)	(2,018)
Net cash (used in)/ generated from financing activities		1,396	(8,369)	(9,333)
Net (decrease)/increase in cash and cash equivalents		(1,842)	(3,078)	193
Foreign exchange gains on cash and bank deposits		-	-	1
Cash and cash equivalents at the beginning of the year	3	2,005	5,083	4,889
Cash and cash equivalents at the end of the year	3	163	2,005	5,083

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of December 31, 2016:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	July 26, 2006	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Elysium Maritime Limited (The company was dissolved on August 24, 2016)	Marshall Islands	December 18, 2007	m/v Tiara Globe (Sold in July 2015)
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

The consolidated financial statements as of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016, were approved for issuance by the Board of Directors on April 11, 2017.

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

As of December 31, 2016, the Company reported a working capital deficit (which is current assets minus, current liabilities) of $ 28,987.

In 2017, the Company agreed with its lenders to amend its loan agreements with HSH Nordbank AG and DVB Bank SE. All covenants included in these agreements were either relaxed or waived up to April 2018 while certain scheduled instalments were deferred to 2018 and 2019 (see Note 12). On February 8, 2017, the Company entered into a Share and Warrant Purchase Agreement pursuant to which the Firment and Silaner Credit Facilities were fully repaid (see Note 4). Subsequent to this agreement the Company has secured adequate liquidity to service its debt and finance its operations until at least the first quarter of 2018.

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

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2016.

•	IAS 1: Disclosure Initiative (Amendment)

The amendments to IAS 1 Presentation of Financial Statements further encourage companies to apply professional judgment in determining what information to disclose and how to structure it in their financial statements. The amendments are effective for annual periods beginning on or after 1 January 2016. The narrow-focus amendments to IAS clarify, rather than significantly change, existing IAS 1 requirements. The amendments relate to materiality, order of the notes, subtotals and disaggregation, accounting policies and presentation of items of other comprehensive income (OCI) arising from equity accounted Investments. Management has made not made use of this amendment.

•	IAS 16 Property, Plant & Equipment and IAS 38 Intangible assets (Amendment): Clarification of Acceptable Methods of Depreciation and Amortization.

The amendment is effective for annual periods beginning on or after 1 January 2016. The amendment provides additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. This amendment clarifies the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, the ratio of revenue generated to total revenue expected to be generated cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. This amendment has no impact on the financial position or performance of the Company.

•	IFRS 11 Joint arrangements (Amendment): Accounting for Acquisitions of Interests in Joint Operations

The amendment is effective for annual periods beginning on or after 1 January 2016. IFRS 11 addresses the accounting for interests in joint ventures and joint operations. The amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business in accordance with IFRS and specifies the appropriate accounting treatment for such acquisitions. The Company had no transactions in scope of this amendment.

•	IAS 19 Defined Benefit Plans (Amended): Employee Contributions

The amendment is effective for annual periods beginning on or after 1 February 2015. The amendment applies to contributions from employees or third parties to defined benefit plans. The objective of the amendment is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The Company does not have any plans that fall within the scope of this amendment.

•	The IASB has issued the Annual Improvements to IFRSs 2010 – 2012 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after 1 February 2015. None of these had an effect on the Company’s financial statements.

➢	IFRS 2 Share-based Payment: This improvement amends the definitions of 'vesting condition' and 'market condition' and adds definitions for 'performance condition' and 'service condition' (which were previously part of the definition of 'vesting condition').
➢	IFRS 3 Business combinations: This improvement clarifies that contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.
➢	IFRS 8 Operating Segments: This improvement requires an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments and clarifies that an entity shall only provide reconciliations of the total of the reportable segments' assets to the entity's assets if the segment assets are reported regularly.
➢	IFRS 13 Fair Value Measurement: This improvement in the Basis of Conclusion of IFRS 13 clarifies that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting if the effect of not discounting is immaterial.
➢	IAS 16 Property Plant & Equipment: The amendment clarifies that when an item of property, plant and equipment is revalued, the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.
➢	IAS 24 Related Party Disclosures: The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.
➢	IAS 38 Intangible Assets: The amendment clarifies that when an intangible asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

•	The IASB has issued the Annual Improvements to IFRSs 2012 – 2014 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after 1 January 2016. None of these had an effect on the Company’s financial statements.

➢	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: The amendment clarifies that changing from one of the disposal methods to the other (through sale or through distribution to the owners) should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. There is therefore no interruption of the application of the requirements in IFRS 5. The amendment also clarifies that changing the disposal method does not change the date of classification.
➢	IFRS 7 Financial Instruments: Disclosures: The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. Also, the amendment clarifies that the IFRS 7 disclosures relating to the offsetting of financial assets and financial liabilities are not required in the condensed interim financial report.
➢	IAS 19 Employee Benefits: The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used.
➢	IAS 34 Interim Financial Reporting: The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report (e.g., in the management commentary or risk report). The Board specified that the other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. If users do not have access to the other information in this manner, then the interim financial report is incomplete.

Standards issued but not yet effective and not early adopted:

The standards and interpretations issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

•	IFRS 9 Financial Instruments: Classification and Measurement: The standard is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The final version of IFRS 9 Financial Instruments reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. The Company is in the process of assessing the impact of the new standard on the financial position or performance of the Company.

•	IFRS 15 Revenue from Contracts with Customers: The standard is effective for annual periods beginning on or after 1 January 2018. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

•	IFRS 15: Revenue from Contracts with Customers (Clarifications). The Clarifications apply for annual periods beginning on or after 1 January 2018 with earlier application permitted. The objective of the Clarifications is to clarify the IASB’s intentions when developing the requirements in IFRS 15 Revenue from Contracts with Customers, particularly the accounting of identifying performance obligations amending the wording of the “separately identifiable” principle, of principal versus agent considerations including the assessment of whether an entity is a principal or an agent as well as applications of control principle and of licensing providing additional guidance for accounting of intellectual property and royalties. The Clarifications also provide additional practical expedients for entities that either apply IFRS 15 fully retrospectively or that elect to apply the modified retrospective approach The Company is currently assessing the impact of these Clarifications and plans to adopt the new standard on the required effective date.

•	IFRS 16: Leases

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. The application of this amendment has no impact on the financial position or the performance of the Company since the Company is not an investment entity.

•	IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses (Amendments)

The Amendments become effective for annual periods beginning on or after 1 January 2017 with earlier application permitted. The objective of the Amendments is to clarify the requirements of deferred tax assets for unrealized losses in order to address diversity in practice in the application of IAS 12 Income Taxes. The specific issues where diversity in practice existed relate to the existence of a deductible temporary difference upon a decrease in fair value, to recovering an asset for more than its carrying amount, to probable future taxable profit and to combined versus separate assessment. The application of these amendment have no impact on the financial position or the performance of the Company.

•	IAS 7: Disclosure Initiative (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2017 with earlier application permitted. The objective of the Amendments is to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Amendments specify that one way to fulfil the disclosure requirement is by providing a tabular reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates, changes in fair values and other changes. Management is in the process of assessing the impact of the standard on the Company’s financial position or performance.

•	IFRS 2: Classification and Measurement of Share based Payment Transactions (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2018 with earlier application permitted. The Amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, for share-based payment transactions with a net settlement feature for withholding tax obligations and for modifications to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Management is in the process of assessing the impact of IFRS 2 Amendments on the Company’s financial position or performance.

•	IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2018. The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the new insurance contracts standard that the Board is developing to replace IFRS 4. The amendments introduce two options for entities issuing insurance contracts: a temporary exemption from applying IFRS 9 and an overlay approach, which would permit entities that issue contracts within the scope of IFRS 4 to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets. Management is in the process of assessing the impact of these Amendments on the Company’s financial position or performance.

•	IAS 40: Transfers to Investment Property (Amendments)

The Amendments are effective for annual periods beginning on or after 1 January 2018 with earlier application permitted. The Amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The Amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The Company does not expect that these amendments will have an impact on its financial position or performance.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

•	IFRIC INTERPETATION 22: Foreign Currency Transactions and Advance Consideration

The Interpretation is effective for annual periods beginning on or after 1 January 2018 with earlier application permitted. The Interpretation clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or a non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. The Interpretation states that the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The Company does not expect that this interpetation will have an impact on its financial position or performance.

•	The IASB has issued the Annual Improvements to IFRSs 2014 – 2016 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after 1 January 2017 for IFRS 12 Disclosure of Interests in Other Entities and on or after 1 January 2018 for IFRS 1 First-time Adoption of International Financial Reporting Standards and for IAS 28 Investments in Associates and Joint Ventures. Earlier application is permitted for IAS 28 Investments in Associates and Joint Ventures. The Company does not expect that these amendments will have an impact on its financial position or performance.

•	IFRS 1 First-time Adoption of International Financial Reporting Standards: This improvement deletes the short-term exemptions regarding disclosures about financial instruments, employee benefits and investment entities, applicable for first time adopters.

•	IAS 28 Investments in Associates and Joint Ventures: The amendments clarify that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition.

•	IFRS 12 Disclosure of Interests in Other Entities: The amendments clarify that the disclosure requirements in IFRS 12, other than those of summarized financial information for subsidiaries, joint ventures and associates, apply to an entity’s interest in a subsidiary, a joint venture or an associate that is classified as held for sale, as held for distribution, or as discontinued operations in accordance with IFRS 5.

2.3	Significant accounting policies, judgments, estimates and assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognised during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgments: In the process of applying the Company’s accounting policies, management has made the following judgments that had a significant effect on the amounts recognised in the consolidated financial statements.

➢	Allowance for doubtful trade receivables: Provisions for doubtful trade receivables are recorded based on management’s expectations on future trade receivables recoveries. Provisions for doubtful trade receivables as of 31 December 2016 and 2015 were $47 and $127, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

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

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2016. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows and the growth rate used for extrapolation. See notes 2.13 and 5.

➢	Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is depended on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including, expected volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 13.

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters and bareboat, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income as explained in note 2.23 below. Associated voyage expenses, which primarily consist of bunkers and commissions, are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

Interest income: interest income is recognised as interest on an accrual basis.

Voyage expenses: Voyage expenses primarily consist of port expenses and owners’ expenses borne and paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by the Company under voyage charter arrangements. Furthermore, voyage expenses include commission on revenue paid by the Company.

Vessel operating expenses: Vessel operating expenses are accounted for on an accruals basis.

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, since the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign exchange gains/(losses), net in the consolidated statement of comprehensive income.

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.7	Trade receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade receivables are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The provision for doubtful accounts at December 31, 2016 was $47 (2015:$127).

2.8	Inventories: Inventories consist of lubricants and gas cylinders and are stated at the lower of cost and net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and amortization of components attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e., amounts received from the seller of the vessels until date of delivery is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the fourth quarter of 2015, the Company reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $91 included in the consolidated statement of comprehensive loss/income for 2015. During the second quarter of 2016 the Company reduced the scrap rate from $240/ton to $200/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $96 included in the consolidated statement of comprehensive loss/income for 2016.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease, it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income.

2.13	Impairment of non-financial assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive income. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life see note 5.

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortization process.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

2.16	Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive income as incurred under “interest expense and finance costs” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised. For the years ended December 31, 2016, 2015 and 2014, the Company had no qualifying assets.

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by other factors such as length of ship employment for its customers i.e., spot or time charters or type of vessel. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies owned by Globus is under short-term contracts (usually up to nine months) and, accordingly, no one is liable for any pension or post-retirement benefits payable to the crew.

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

The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability, an amount of $78 as at December 31, 2016 (2015:$73), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

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

2.22	Leases – where the Company is the lessee: Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement component of the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

2.23	Leases – where an entity is the lessor: Leases of vessels where the entity does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognised on a straight-line basis over the lease term. Contingent rents are recognised as revenue in the period in which they are earned.

2.24	Insurance: The Company recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.25	Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity.

2.26	Share capital: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds.

2.27	Dividends: Dividends to shareholders are recognised in the period in which the dividends are declared and appropriately authorised and are accounted for as dividends payable until paid.

2.28	Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the carrying amount exceeds fair value less costs to sell, the Company recognises a loss under reversal of impairment/(impairment loss) in the income statement component of the consolidated statement of comprehensive income, if the non-current asset or disposal group is subsequently remeasured at fair value less costs to sell, any difference with the carrying amount is recognised under reversal of impairment/ (impairment loss) in the income statement component of the consolidated statement of comprehensive income.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

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

2.29	Fair value measurement: The Company measures financial instruments, such as, derivatives, and non-financial assets such as vessels held for sale, at fair value at each reporting date. In addition fair values of financial instruments measured at amortised cost are disclosed in note 22. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, a) in the principal market for the asset or the liability or b) in the absence of a principal market, in the most advantageous market for the asset or liability both being accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that the market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest. A fair value measurement of a non-financial asset takes into account the a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

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

The Company engaged independent valuation specialists to determine the fair value of non-financial assets

2.30	Current versus non-current classification: The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset as current when it is:

•	Expected to be realised or intended to be sold or consumed in a normal operating cycle
•	Held primarily for the purpose of trading
•	Expected to be realised within twelve months after the reporting period
•	Cash or cash equivalent

All other assets are classified as non-current.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

A liability is current:

•	It is expected to be settled in a normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current

3	Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2016	2015
Cash on hand	1	17
Cash at Banks	162	236
Bank deposits	-	1,752
Total	163	2,005

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2016 and 2015 was $163 and $2,005 respectively. In addition as of December 31, 2016, the Company had available $2.6 million (2015:$5.4 million) of undrawn borrowing facilities (note 12).

As at December 31, 2016, the Company had pledged an amount of $210 ($500 as at December 31, 2015) in order to fulfil collateral requirements. The fair value of restricted cash as at December 31, 2016 and 2015 was $210 and $500 (Refer to note 12 for further details).

4	Transactions with Related Parties

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 1,141,517 common shares as of December 31, 2016 through Firment Trading Limited, a Marshall Islands company controlled by Mr Feidakis. As at December 31, 2016 and 2015, Mr Feidakis beneficially owned 43.4% and 50.4%, respectively, of Globus’ shares.

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2016, 2015 and 2014:

In August 2006, Globus Shipmanagement Corp. entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (an affiliate of the Company’s chairman). Rental expense was Euro 14,578 ($16) per month up to August 20, 2015, which was silently extended until December 31, 2015. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract ran for nine years and could have been terminated by the Company with six months’ notice, and terminated at the end of 2015. In 2016 the Company renewed the rental agreement at a monthly rate of Euro 10,360 ($10.9) with a lease period ending January 2, 2025. The Company does not presently own any real estate. During the years ended December 31, 2016, 2015 and 2014, rent expense was $138, $195 and $234, respectively.

The expense is recognised in the income statement component of the consolidated statement of comprehensive loss/income under administrative expenses payable to related parties. As of December 31, 2016 and 2015, $313 and $191 of rent expense respectively was due and unpaid. Rent expense payable to related parties is classified as trade accounts payable in the consolidated statement of financial position.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

4	Transactions with Related Parties (continued)

As of December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer and Chief Financial Officer. His remuneration for 2015 and 2014 was $60 per annum according to his compensation agreement as a Director of the Company. On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of its CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO at an annual fee of Euro 200,000 ($210). The related expense for 2016 amounted to $97.

In December 2013, Globus entered into a credit facility for up to $4.0 million with Firment Trading Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. Effective from December 2014, through a supplemental agreement in April 2015, the credit limit of the facility increased from $4.0 to $8.0 million, and in December 2015, through a second supplemental agreement, the credit limit of the facility increased from $8.0 to $20.0 million. In December 2015, through a third supplemental agreement, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is an affiliate of the Company’s chairman. The Company has the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period, in multiples of $100.

As of December 31, 2016 and 2015 the amounts drawn and outstanding with respect to the facility were $17,435 and $14,600, respectively, and were classified under “short-term borrowing” for 2016 and under “long-term borrowing” for 2015 in the consolidated statement of financial position. For the years ended December 31, 2016 and 2015 Globus recognised interest expense of $608 and $460 respectively. The expense is classified in the income statement component of the consolidated statement of comprehensive loss/income under interest expense and finance costs and interest payable is classified in the statement of financial position under accrued liabilities and other payables.

In connection with the February 2017 private placement, as further discussed in Note 23, the Company and Firment Trading Limited agreed to release an amount of $16,885 out of the then outstanding balance of $18,524 (the remaining outstanding amount of $1,639 continues to accrue under the Firment Trading Credit Facility as though it were principal) of the Firment Credit Facility and Globus agreed to issue 16,885,000 common shares and a warrant to purchase 6,230,580 common shares of the Company at a price of $1.60 per share. On February 10, 2017 the then outstanding balance ($1,639) of the Firment Credit Facility was fully repaid. The Firment Credit Facility remains available to the Company until April 12, 2017.

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3 million with Silaner Investments Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. The Silaner Credit Facility is unsecured and remains available until its final maturity date at January 12, 2018, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. The Company has the right to drawdown any amount up to $3 million or prepay any amount in multiples of $100. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $3,115, and was classified under “under “long-term borrowing” in the consolidated statement of financial position. For the year ended December 31, 2016, Globus recognised interest expense of $74. The expense is classified in the income statement component of the consolidated statement of comprehensive loss/income under interest expense and finance costs and interest payable is classified in the statement of financial position under accrued liabilities and other payables.

In connection with the February 2017 private placement, Silaner Investments Limited released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. On February 10, 2017 the then outstanding balance ($74) of the Silaner Credit Facility was fully repaid. The Silaner Credit Facility remains available to the Company until January 12, 2018 (Note 23).

In June 2016, Globus Maritime Limited entered into a consultancy agreement with Eolos Shipmanagement S.A., an affiliate of the Company’s chairman, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company receives a daily fee of $1. For 2016 the total income from these fees amounted to $187 and is classified in the income statement component of the consolidated statement of comprehensive loss/income under management & consulting fee income.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

4	Transactions with Related Parties (continued)

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2016	2015
Director’s remuneration	130	185
Share-based payments (note 13)	35	60
Total	165	245

As of December 31, 2016 and 2015, $393 and $302 of the compensation to non-executive directors was remaining due and unpaid, respectively. Amounts payable to non-executive directors are classified as trade accounts payable in the consolidated statement of financial position.

Compensation to the Company’s executive directors is analysed as follows:

	For the year ended December 31,
	2016	2015
Short-term employee benefits	82	85
Share-based payments (note 13)	15	-
Total	97	85

Short-term employee benefits are recognised in the income statement component of the consolidated statement of comprehensive loss/income under administrative expenses payable to related parties.

In July 2016 the remaining 2,567 series A preferred shares, granted to Company’s former Chief Executive Officer were redeemed and former Chief Executive Officer was compensated with the amount of $242. As of December 31, 2016, the Company had no series A preferred shares outstanding.

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry docking costs	Fair value of time charter attached	Amortization of fair value of time charter attached	Net Book Value
Balance at January 1, 2015	240,447	(100,310)	5,028	(3,470)	4,650	(4,609)	141,736
Additions/ (Dry Docking Component)	(600)	-	1,581	-	-	-	981
Sale of vessel	(20,900)	16,271	(2,633)	1,914	-	-	(5,348)
Impairment loss	(20,144)	-	-	-	-	-	(20,144)
Depreciation & Amortization	-	(6,047)	-	(1,062)	-	(41)	(7,150)
Balance at December 31, 2015	198,803	(90,086)	3,976	(2,618)	4,650	(4,650)	110,075
Additions/ (Dry Docking Component)	-	-	478	-	-	-	478
Sale of subsidiary	(19,647)	7,200	(600)	276	-	-	(12,771)
Depreciation & Amortization	-	(4,985)	-	(1,005)	-	-	(5,990)
Balance at December 31, 2016	179,156	(87,871)	3,854	(3,347)	4,650	(4,650)	91,792

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

5	Vessels, net (continued)

For the purpose of the consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2016	2015	2014
Vessels Depreciation	4,985	6,047	5,585
Depreciation on office furniture and equipment	29	38	39
Total	5,014	6,085	5,624

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in note 12.

Impairment of non-financial assets: As of December 31, 2016, the Company performed an assessment on whether there is an indication that a vessel may be impaired. Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows for the first three years were determined by considering an estimate daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e. Forward Freight Agreements) time charter rate for the remaining year of 2017, 2018 and 2019 respectively, for each type of vessel. For the remaining useful life of the vessels the Company used the historical ten-year blended average one-year time charter rates substituting for the years 2007, 2008 and 2016 that were considered as extreme values, with the years 2004, 2005 and 2006. The rates were adjusted assuming an annual growth rate of 1.7% as published by the International Monetary Fund, net of commissions. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual inflation rate of approximately 4% every two years. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

As of December 31, 2016 no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts. In July 2015 m/v Tiara was sold and the Company recognized an impairment loss of $7,745. As of December 31, 2015 the Company concluded that the recoverable amount of m/v Energy Globe was lower than its carrying amount and recognized an impairment loss of $12,399. As of December 31, 2014 no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts.

	(Impairment loss)/Reversal of impairment
	For the year ended December 31,
Vessels	2016	2015	2014
m/v Tiara Globe (vessel ceased to be classified as held for sale)	-	(7,745)	2,240
m/v Energy Globe	-	(12,399)	-
(Impairment loss)/Reversal of impairment	-	(20,144)	2,240

Fair value of time charter attached to vessels: During the year ended December 31, 2011, the Company acquired m/v Sun Globe for a purchase price of $30,300. The vessel was acquired subject to time charter with favourable terms relative to the market. The Company estimated, as of the date of acquisition, the amount included in the cost of the aforementioned vessels that was attributable to the favourable terms of the time charters relative to market terms to be $2,500. This amount is amortized on a straight line basis over the remaining term of the respective time charters, which was June 2013, for m/v Moon Globe and January 2015, for m/v Sun Globe. Amortization for the year 2015 amounted to $41 and was included in the income statement component of the consolidated statement of comprehensive loss/income under amortization of fair value of time charter attached to vessels. As of December 31, 2015 the fair value of time charter attached to vessels were fully amortized and there was no amortization expense for the year 2016.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

6	Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2016	2015
Lubricants	363	399
Gas cylinders	52	54
Bunkers	101	-
Total	516	453

7	Prepayments and other assets

Prepayments and other assets in the consolidated statement of financial position are analysed as follows:

	December 31,
	2016	2015
Interest receivable	-	2
Bunkers	504	753
Other prepayments and other assets	513	296
Total	1,017	1,051

8	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2016 and 2015, amounted to $4,757 and $4,011, respectively. Trade accounts payable are non-interest bearing.

9	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2016	2015
Accrued interest	1,266	587
Accrued audit fees	64	78
Other accruals	1065	861
Insurance deductibles	134	214
Dividend payable on Preferred Shares (note 17)	-	14
Other payables	80	48
Total	2,609	1,802

•	Interest is normally settled quarterly throughout the year.
•	Other payables are non-interest bearing.

10	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2016	2015	2014
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

10	Share Capital and Share Premium (continued)

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

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2014	2,556,829	10,227
Issued during the year (share based compensation note 13)	4,577	18
As at December 31, 2014	2,561,405	10,246
Issued during the year (share based compensation note 13)	18,372	73
As at December 31, 2015	2,579,777	10,319
Issued during the year (share based compensation note 13)	47,897	192
As at December 31, 2016	2,627,674	10,511

During the years ended December 31, 2016, 2015 and 2014 Globus issued 47,897, 18,372 and 4,577 common shares respectively as share-based payments.

Series A Preferred Shares issued	Number of shares	USD
As a January 1, 2014	2,567	2
Issued during the year	-	-
As at December 31, 2014	2,567	2
Issued during the year	-	-
As at December 31, 2015	2,567	2
Issued during the year	-	-
Shares redeemed by the issuer	-2,567	-2
As at December 31, 2016	-	-

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

In July 2016 the remaining 2,567 series A preferred shares, granted to Company’s former Chief Executive Officer were redeemed and as of December 31, 2016 the Company had no series A preferred shares outstanding.

As of December 31, 2016, 2015 and 2014 no Class B shares were issued.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in note 13. Accordingly at December 31, 2016, 2015 and 2014, Globus share premium amounted to $110,004, $109,954 and $109,894, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

11	Earnings / (loss) per Share

On October 20, 2016, the Company effected a four-for-one reverse stock split which reduced number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts have been adjusted to give effect to this reverse split.

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

The following reflects the earnings/ (loss) and share data used in the basic and diluted loss per share computations:

	For the year ended December 31,
	2016	2015	2014
(Loss)/Net profit for the year	(9,825)	(32,396)	3,212
Less: Dividends on preferred shares (note 17)	-	(448)	(293)
(Loss)/Net profit attributable to common equity holders	(9,825)	(32,844)	2,919
Weighted average number of shares for basic & diluted EPS	2,603,835	2,566,673	2,558,590

12	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD. & Dulac Maritime S.A.	25,937	(162)	25,775
(c)	Artful Shipholding S.A. & Longevity Maritime Limited	19,291	(44)	19,247
(d)	Globus Maritime Limited-Firment Trading Limited (note 4)	17,435	-	17,435
(e)	Globus Maritime Limited-Silaner Credit Facility (note 4)	3,115	-	3,115

	Total at December 31, 2016	65,778	(206)	65,572
	Less: Current Portion	(23,634)	84	(23,550)
	Long-Term Portion	42,144	(122)	42,022

	Total at December 31, 2015	78,578	(333)	78,245
	Less: Current Portion	(63,978)	333	(63,645)
	Long-Term Portion	14,600	-	14,600

(a)	In February 2015, Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. (“Devocean et al.”), vessel owning companies of m/v River Globe, m/v Sky Globe and m/v Star Globe, respectively, entered into a loan agreement for up to $30,000 with HSH Nordbank AG (“the bank”) for the purpose of part prepaying the then outstanding secured reducing revolving credit facility with Credit Suisse AG. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. as the borrowers and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 3.00% for interest periods of three months and 3.10% for interest periods of one month.

On March 3, 2015, Devocean et al. drew down $29,405 as analyzed below and the Company prepaid $30,000 to Credit Suisse AG reducing the balance due to Credit Suisse AG to $5,000, which was settled in July 2015.

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

The loan is secured by, among other things:

•	First preferred mortgage over m/v River Globe, m/v Sky Globe and m/v Star Globe.
•	Guarantees from the vessel owning companies and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.
•	Assignment of charter in respect of each vessel and an assignment of any guarantee or security in respect of such charters.
•	Assignment of any related hedging agreements.

The original loan agreement contains various covenants requiring the vessels owning companies and Globus to ensure that:

➢	the aggregate fair market value of the mortgaged vessels must equal or exceed 125% of the outstanding balance under the loan agreement.
➢	the ratio of the Company’s total liabilities to its market adjusted total assets shall always be not higher than 75%.
➢	the Company maintain a minimum market adjusted net worth of more than or equal $30,000.
➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $250 in an account pledged to the bank,
➢	The Company shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness.

In March 2016 the Company repaid the principal installment of $694. During April 2016, Globus reached an agreement in principle with HSH Nordbank AG and entered into a supplemental agreement dated December 5, 2016 respecting certain amendments and waivers to the terms of the loan agreement to cure the breach of certain covenants as of December 31, 2015. It was agreed that certain financial covenants are relaxed and/or waived for the period from June 3, 2016 to March 3, 2017. More specifically the following were agreed:

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

It was also agreed that the Company would pay the June 2016 installment using the pledged cash of $750, that was already deposited in HSH accounts and that the scheduled installments due in September and December, 2016, each amounting to $694, would be deferred to final repayment installment (the “deferred amounts”).

As of December 31, 2016, the Company was in compliance with the covenants of HSH Loan Agreement, as amended and in effect.

In March 2017 the Company reached an agreement in principle with HSH Nordbank AG to amend the HSH Loan Agreement (subject to definite documentation) including amendments to relax or waive certain covenants of the original loan agreement until April 15, 2018. The Company would pay in September 2017 $1 million for repayment of debt and the four scheduled principal installments due within 2017, each amounting to $694, will be deferred to the balloon payment. In addition, the Company has undertaken the liability to raise new equity of minimum $1,800.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

(b)	In June 2010, Kelty Marine Ltd entered into a loan agreement (“Kelty Loan Agreement”) for $26,650 with Commerzbank AG (“the bank”) for the purpose of part financing the acquisition of m/v Jin Star. The loan facility was in the name of Kelty Marine Ltd as the borrower and is guaranteed by Globus (“Guarantor”).

As of December 31, 2015, the Company was not in compliance with the security value requirement that required the market value of the m/v Energy Globe (formerly called m/v Jin Star) and any additional security provided, including the minimum liquidity with the lender, to be equal or greater than 130% (the actual ratio achieved was 80%) of the aggregate principal amount of debt outstanding under the Kelty Loan Agreement. The Company was also not in compliance with the minimum liquidity of $1 million with Commerzbank (the actual liquidity was $0.5 million) and the requirement of a minimum equity of $50 million (the actual equity was $30.5 million).

In March 2016, the Company reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement. Commerzbank agreed to settle the then outstanding indebtedness of $15.65 million plus the accrued interest of $122 in return of the consideration from the sale of the shares of Kelty Marine Ltd. for $6.86 million plus a payment of overdue interest of $40.7.

The result from the sale of Kelty Marine Ltd. was a gain of $2,257 (including the partial write–off of the outstanding balance of the Commerzbank loan described above), which is classified under “Gain from sale of subsidiary” in the 2016 consolidated statement of comprehensive loss/income. Globus Shipmanagement Corp., the Company’s ship management subsidiary continued to act as Kelty Marine Ltd.’s ship manager at a daily fee of $900 until June 2016 when the related management agreement expired.

(c)	In June 2011, Globus through its wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, entered into the DVB Loan Agreement for an amount up to $40.0 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. Globus acts as guarantor for this loan.

The loan is secured by, among other things:

•	First preferred mortgage over m/v Moon Globe and m/v Sun Globe.
•	Guarantees from the vessel owning companies and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.
•	Account pledges respecting the minimum liquidity accounts and operating accounts of the Company described in the loan agreement.
•	Assignment of charter in respect of each vessel, and an assignment of guarantee of charter in respect of m/v Moon Globe.

The original loan agreement and/or the original Globus guarantee contains various covenants requiring the vessels owning companies and/or Globus to, amongst others things, ensure that:

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

On April 18, 2016, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the loan agreement in order to cure the incompliance with certain covenants as of December 31, 2015 valid for the period from March 1, 2016 to March 31, 2017 (“third waiver period”) as listed below:

➢	the aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 50% of the outstanding balance under the loan agreement.
➢	the covenant for the Company to maintain a minimum tangible net worth of $50,000 was waived during the third waiver period.
➢	The covenant for the ratio of the Company’s market adjusted net worth to total assets must be greater than 35% was waived during the third waiver period.
➢	The above amendments were subject to a $1.7 million prepayment - to be applied against the four quarterly installments of each tranche following the prepayment, which was paid in April, 2016.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

In June 2011, $19.0 million was drawn (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. The balance outstanding at December 31, 2016, of Tranche A was payable in 8 quarterly installments of $440 and a balloon payment of $6.18 million payable together with the 8th and last installment payable in December 2018. As of December 31, 2016, the outstanding principal balance of Tranche A was $9.7 million.

In September 2011, $18.0 million was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. The balance outstanding at December 31, 2016 of Tranche B was payable in 9 quarterly installments of $416.25 and a balloon payment of $5.85 million payable together with the 9th and last installment payable in March 2019. As of December 31, 2016, the outstanding principal balance of Tranche B was $9.6 million.

In March 2017 the Company reached an agreement in principle with DVB Bank SE (subject to definite documentation) to amend the DVB Loan Agreement, including amendments to relax or waive certain covenants for the period from April 1, 2017 to April 1, 2018 (“Restructuring period”). It was agreed that the amendments would provide that:

➢	All financial covenants of the initial loan agreement will be waived during the Restructuring period.
➢	The Company shall pay by September 2017 $1.7 million, which is the aggregated amount of two quarterly installments for each tranche, and another $1.7 million would be deferred to the balloon payment of each tranche.
➢	The aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 50% of the outstanding loan balance for the period from April 1, 2017 to December 31, 2017.
➢	For the period from January 1, 2018 to June 30, 2018 the percentage becomes 105% and after June 30, 2018 will become 130%.
➢	Firment Trading Limited will provide a letter of undertaking to contribute the $1.7 million payment to the Company if necessary.
➢	The ultimate beneficial owner of Firment Shipping Inc. will provide a letter of undertaking to pledge his shares in the Company the event of a breach of certain financial covenants during the period from January 1, 2018 to June 30, 2018.

As of December 31, 2016, the Company was in compliance with the loan covenants of the DVB Loan Agreement, as amended and in effect.

As of December 31, 2015, the Company was in breach with most of the covenants included in its bank agreements and therefore the total outstanding balance of these loans was classified under current liabilities.

However, as of December 31, 2016, the aforementioned outstanding bank loan balances, have been classified under current and non-current liabilities, according to the agreement signed in 2016 and described above.

(d)	In December 2013, Globus entered into a credit facility for up to $4,000 with Firment Trading Limited (“the lender”), an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and remained available until its initial final maturity dated December 16, 2015, when Globus must repay all drawn and outstanding amounts at that time. During December 2014 through a supplemental agreement reached between the company and the lender, the credit limit of the facility increased from $4,000 to $8,000 and its final maturity date was extended until April 29, 2016. Globus has the right to drawdown any amount up to $8,000 or prepay any amount, during the availability period in multiples of $100. During December 2015 the credit limit of the facility increased from $8.0 to $20.0 million and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is an affiliate of the Company’s chairman. Any prepaid amount can be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2016 the amount drawn and outstanding with respect to the facility was $17,435 and there was an amount of $2,565 available to be drawn (note 4). As of December 31, 2016, the Company was in compliance with the loan covenants of the Firment Credit Facility.

In connection with the February 2017 private placement, as further discussed in Note 23, the Company and Firment Trading Limited agreed to release an amount of $16,885 out of the then outstanding balance of $18,524 (the remaining outstanding amount of $1,639 continues to accrue under the Firment Trading Credit Facility as though it were principal) of the Firment Credit Facility and Globus agreed to issue 16,885,000 common shares and a warrant to purchase 6,230,580 common shares of the Company at a price of $1.60 per share. On February 10, 2017 the then outstanding balance ($1,639) of the Firment Credit Facility was fully repaid. The Firment Credit Facility remains available to the Company until April 12, 2017.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

12	Long-Term Debt, net (continued)

(e)	In January 2016, Globus Maritime Limited entered into a credit facility for up to $3,000 with Silaner Investments Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. The Silaner Credit Facility is unsecured and remains available until its final maturity date no later than January 12, 2018, when Globus Maritime Limited must repay all drawn and outstanding amounts at that time. The Company has the right to drawdown any amount up to $3,000 or prepay any amount in multiples of $100. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $3,115. As of December 31, 2016 the Company was in compliance with the covenants of the Silaner Credit Facility.

In connection with the February 2017 private placement, Silaner Investments Limited released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. On February 10, 2017 the then outstanding balance ($74) of the Silaner Credit Facility was fully repaid. The Silaner Credit Facility remains available to the Company until January 12, 2018 (Note 23).

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2016 were as follows:

	(a)	(c)		(d)	(f)
	HSH Bank	DVB Bank		Firment Trading	Silaner Investments	Total
December 31		Tranche (A)	Tranche (B)	Limited	Limited
2017	2,774	1,760	1,665	17,435	-	23,634
2018	2,774	7,940	1,665	-	3,115	15,494
2019	20,388	-	6,262	-	-	26,650
2020	-	-	-	-	-	-
2021 and thereafter	-	-	-	-	-	-
Total	25,936	9,700	9,592	17,435	3,115	65,778

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2015 were as follows:

	(a)	(b)	(c)		(d)
	HSH	Commerzbank	DVB		Firment Trading	Total
December 31			Tranche (A)	Tranche (B)	Limited
2016	2,774	2,000	1,760	1,665	-	8,199
2017	2,774	13,650	1,760	1,665	14,600	34,449
2018	2,774	-	7,060	1,665	-	11,499
2019	19,002	-	-	5,429	-	24,431
2020 and thereafter	-	-	-	-	-	-
Total	27,324	15,650	10,580	10,424	14,600	78,578

The weighted average interest rate for the years ended December 31, 2016 and 2015 was 3.52% and 3.05%, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

13	Share Based Payment

Share based payment comprise the following:

Year 2016	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment	47,897	-	50	-
Balance at December 31, 2016	47,897	-	50	-

Year 2015	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment	18,372	-	60	-
Balance at December 31, 2015	18,372	-	60	-

Year 2014	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment	4,577	-	60	-
Balance at December 31, 2015	4,577	-	60	-

For the year ended December 31, 2016:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

Series A Preferred shares:

Upon former Chief Executive Officer’s resignation in July 2016 the 2,567 series A preferred shares, granted to him on April 20, 2012, were redeemed. As of December 31, 2016 there were no series A preferred shares outstanding.

For the year ended December 31, 2015:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

For the year ended December 31, 2014:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

14	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statement of comprehensive loss/income consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2016	2015	2014
Commissions	468	675	1284
Bunkers expenses	593	1,519	2,702
Other voyage expenses	210	190	268
Total	1,271	2,384	4,254

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

14	Voyage Expenses and Vessel Operating Expenses (continued)

Vessel operating expenses consisted of:

	For the year ended December 31,
	2016	2015	2014
Crew wages and related costs	4,829	5,919	5,396
Insurance	798	929	996
Spares, repairs and maintenance	1,699	1,664	1,480
Lubricants	462	534	578
Stores	633	939	998
Other	267	336	259
Total	8,688	10,321	9,707

15	Administrative Expenses

The amount shown in the consolidated statement of comprehensive loss/income is analysed as follows:

	For the year ended December 31,
	2016	2015	2014
Personnel expenses	1,040	981	1210
Audit fees	111	112	133
Travelling expenses	4	9	17
Consulting fees	28	90	103
Communication	19	15	19
Stationery	2	2	2
Greek authorities tax (note 20)	264	256	222
Other	626	286	190
Total	2,094	1,751	1,896

16	Interest Expense and Finance Costs

The amounts in the consolidated statement of comprehensive loss/income are analysed as follows:

	For the year ended December 31,
	2016	2015	2014
Interest payable on long-term borrowings	2,430	2,523	1,932
Bank charges	33	32	34
Amortization of debt discount	128	146	103
Other finance expenses	85	82	68
Total	2,676	2,783	2,137

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

17	Dividends

Dividends declared and paid during the years ended December 31, 2016, 2015 and 2014 are as follows:

No dividends declared or paid on common shares during the year ended December 31, 2016. No dividends declared or paid on the Company’s Series A Preferred shares during the year ended December 31, 2016 as well. On July, 2016 the remaining 2,567 Series A Preferred shares were redeemed and as of December 31, 2016 there were no Series A Preferred shares outstanding.

No dividends declared or paid on common shares during the year ended December 31, 2015. Dividends declared and paid on the Company’s Series A Preferred shares during the year ended December 31, 2015 are as follows:

2015	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	77.26	198	February 18, 2015	*
2nd Preferred dividend	97.39	250	December 21, 2015	*
		448

* Settled with several payments, which final payment was made in January 2016.

2014	$ per share	$000’s	Date declared	Date Paid
1st Preferred dividend	86.54	223	May 9, 2014	May 13, 2014
2nd Preferred dividend	27.34	70	December 30, 2014	January 2, 2015
		293

18	Contingencies

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

19	Commitments

The Company enters into time charter and bareboat charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between eleven days to four months as of December 31, 2016 and between two days to two months as of December 31, 2015, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2016 and 2015, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	2016	2015
Within one year	1,086	633
Total	1,086	633

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2016 and 2015, the Company was a party to an operating lease agreement as lessee (note 4). The operating lease relates to the office premises of the Manager and expired in August 2015 but was silently extended until December 31, 2015. In 2016 the Company renewed the lease agreement at a monthly rate of €10.36 and for a lease period ending January 2, 2025, but otherwise on substantially similar terms.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

19	Commitments (continued)

The future minimum lease payments under this agreement as of December 31, 2016 and 2015 assuming a Euro: US dollar exchange rate for 2016: 1:1.05, were as follows:

	2016	2015
Within one year	131	-
After one year but not more than five years	522	-
More than five years	392	-
Total	1,045	-

Total rent expense under operating leases for the years ended December 31, 2016 and 2015, amounted to $138 and $195, respectively.

20	Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of loss.

Greek Authorities Tax

In January 2013, a new tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As of December 31, 2016 and 2015 the tax expense under the law amounted to $264 and $256 respectively and is included in administrative expenses in the consolidated statement of comprehensive loss/income.

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

Application of § 883 of the Code for the year ended December 31, 2016

In general, under § 883, certain non-U.S. corporations are not subject to U.S. federal income tax on their U.S. source income derived from the international operation of a ship or ships.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

20	Income Tax (continued)

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. Federal income tax.

“Shipping income” means income that is derived from:

(a) the use of vessels;

(b) the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;

(c) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or

(d) the performance of services directly related to those uses.

Effective for any tax year ending on September 25, 2004 and thereafter, the Regs provide that a foreign corporation will qualify for the benefits of § 883 if, in relevant part, the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. and the foreign corporation meets the qualified shareholder test described below

A foreign corporation having more than 50 percent of the value of its outstanding shares owned, directly or indirectly by application of specific attribution rules, for at least half of the number of days in the foreign corporation's taxable year by one or more qualified shareholders will meet the qualified shareholder test. In part, an individual who is a shareholder will be considered a qualified shareholder if they are a resident of a qualified foreign country and do not own their interest in the foreign corporation through bearer shares (except for bearer shares held in a dematerialized or immobilized book entry system), either directly or indirectly by application of the attribution rules.

For the year ended December 31, 2016, Globus and its wholly owned subsidiaries deriving income from the operation of international ships are organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus and its relevant subsidiaries have more than 50% of the value of their stock for at least half of the number days of their taxable year indirectly owned in the form of registered shares by one individual residing in a qualified foreign country. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that rely on § 883 for exempting U.S. source income from the international operation of ships would not be subject to U.S. federal income tax for the year ended December 31, 2016. Globus anticipates it and its relevant subsidiaries income will continue to be exempt in the future from U.S. federal income tax. However, in the future, Globus or its subsidiaries may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income. For the year ended December 31, 2016 the Company had no US Source Gross Transportation Income.

21	Financial risk management objectives and policies

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. To manage this, the Company usually enters into interest rate swaps, in which the Company agrees to exchange, at specific intervals, the difference between fixed and variable interest rate. Interest amounts are calculated by reference to an agreed upon notional principal amount. As of December 31, 2016 and 2015 the Company had no interest rate swap agreements in place. As of December 31, 2016 and 2015, 31% and 19% of the Company’s bank borrowings were at a fixed rate of interest.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

21	Financial risk management objectives and policies (continued)

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s profit. There is no impact on the Company’s equity.

	Increase/Decrease in basis points	Effect on profit

2016
$ Libor	+15	(70)
	-20	94
2015
$ Libor	+15	(110)
	-20	147

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s profit due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2016 and 2015 was not material.

	Change in rate	Effect on profit

2016	+10%	(254)
	-10%	254

2015	+10%	(298)
	-10%	298

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2016, 2015 and 2014:

	2016	%	2015	%	2014	%
A	-	-	82	1%	5,846	22%
B	-	-	316	2%	5,201	20%
C	1,052	12%	586	5%	-	-
D	925	11%	934	7%	-	-
Other	6,763	77%	11,195	88%	15,331	58%
Total	8,740	100%	12,715	100%	26,378	100%

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

21	Financial risk management objectives and policies (continued)

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

The table below summarises the maturity profile of the Company’s financial liabilities at December 31, 2016 and 2015, based on contractual undiscounted cash flows.

Year ended December 31, 2016	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	1,966	23,268	44,335	-	69,569
Accrued liabilities and other payables	2,609	-	-	-	2,609
Trade payables	4,757	-	-	-	4,757
Total	9,332	23,268	46,966	-	76,935

Year ended December 31, 2015	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,731	8,115	73,687	-	84,533
Accrued liabilities and other payables	1,802	-	-	-	1,802
Trade payables	4,011	-	-	-	4,011
Total	8,544	8,115	73,687	-	90,346

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios, refer to note 12. No changes were made in the objectives, policies or processes during the years ended December 31, 2016 and 2015. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt.

The Company includes within net debt, interest bearing loans gross of unamortized debt discount, less cash.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

21	Financial risk management objectives and policies (continued)

Adjusted book capitalization refers to total equity adjusted for the market value of the Company’s vessels. The Company’s policy is to keep the ratio described above between a range of 60% - 80%.

	December 31,
	2016	2015
Interest bearing loans	65,778	78,578
Cash (including restricted cash)	(373)	(2,505)
Net debt	65,405	76,073

Equity	20,760	30,535
Adjustment for the market value of vessels (charter-free)	(46,292)	(55,075)
Adjusted book capitalization	(25,532)	(24,540)

Adjusted book capitalization plus net debt	39,873	51,533
Ratio	164%	147.6%

The deterioration in the ratio of net debt to adjusted capitalization plus net debt, resulted due to the prevailing adverse conditions in the shipping market. The Company’s objective is to return to the range of 60%- 80%. Net debt as calculated above is not consistent with the International Financial Reporting Standards (“IFRS”) definition of debt. The following reconciliation is provided:

	December 31,
	2016	2015
Debt in accordance with IFRS (long & short-term borrowings)	65,572	78,245
Add: Unamortized debt discount	206	333
	65,778	78,578
Less: Cash and bank balances and bank deposits	373	2,505
Net debt	65,405	76,073

22	Fair values

The carrying values of financial instruments such as cash and cash equivalents, restricted cash, trade receivables and trade payables are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair values of the credit and loan facilities as of December 31, 2016 and 2015 was $62,831 and 70,609 respectively while their carrying value measured at amortised cost as of December 31, 2016 and 2015 was $65,572 and $78,245 respectively.

Fair value measurement

The following table provides the fair value measurement hierarchy (as defined in note 2.29) of the Company’s liabilities

As at December 31, 2016 and 2015, the Company held the following liabilities measured at or disclose their fair value:

	December 31, 2016	Level 1	Level 2	Level 3

Liabilities for which fair values are disclosed
Long term borrowings	62,831	-	62,831	-

	December 31, 2015	Level 1	Level 2	Level 3

Liabilities for which fair values are disclosed
Long term borrowings	70,609	-	70,609	-

There have been no transfers between Level 1 and Level 2 during the years

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share and per share data, unless otherwise stated)

23	Events after the reporting date

Amended agreements with the banks

In March 2017 the Company agreed the main terms for the restructure of its loan agreements with HSH Nordbank AG and DVB Bank SE (see Note 12).

Share and warrant purchase agreement

On February 8, 2017, the Company entered into a Share and Warrant Purchase Agreement pursuant to which it sold for $5 million an aggregate of 5 million of its common shares, par value $0.004 per share and warrants to purchase 25 million of its common shares at a price of $1.60 per share to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. The following day, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, the Company also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited, an affiliate of the Company’s chairman, and the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety.

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited, an affiliate of the Company’s chairman, and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety.

Each of the above mentioned warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of the Company’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

