Form 20-F
period 2017-12-31
GLOBUS MARITIME LTD
filed 2018-03-09
CIK 1499780

As filed with the Securities and Exchange Commission on March 9, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, there were 31,630,419 shares of the registrant’s Common Shares outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding on December 31, 2016 and 2017 as well as on the date of this annual report on Form 20-F.

On July 29, 2010, we effected a four-for-one reverse split of our common shares. On October 20, 2016, we effected a four-for-one reverse stock split which reduced number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts in this annual report on Form 20-F have been adjusted to give effect to these reverse splits.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2017	2016	2015	2014	2013
Consolidated Statement of comprehensive (loss)/income
Voyage revenues	14,392	8,740	12,715	26,378	29,434
Management fee income	31	278	-	-	-
Total Revenues	14,423	9,018	12,715	26,378	29,434

Voyage expenses	(1,892)	(1,271)	(2,384)	(4,254)	(2,892)
Vessel operating expenses	(9,135)	(8,688)	(10,321)	(9,707)	(10,031)
Depreciation	(4,854)	(5,014)	(6,085)	(5,624)	(5,622)
Depreciation of drydocking costs	(862)	(1,005)	(1,062)	(574)	(434)
Amortization of fair value of time charter attached to vessels	-	-	(41)	(746)	(1,261)
Administrative expenses	(1,224)	(2,094)	(1,751)	(1,896)	(2,092)
Administrative expenses payable to related parties	(514)	(351)	(465)	(522)	(620)
Share-based payments	(40)	(50)	(60)	(60)	189
(Impairment Loss)/Reversal of impairment	-	-	(20,144)	2,240	1,679
Gain from sale of subsidiary	-	2,257	-	-	-
Other (expenses)/income, net	83	(30)	(110)	(1)	127
Operating (loss)/profit before financing activities	(4,015)	(7,228)	(29,708)	5,234	8,477

Interest income	3	5	8	12	41
Interest expense and finance costs	(2,221)	(2,676)	(2,783)	(2,137)	(3,571)
Gain on derivative financial instruments	-	-	-	-	738
Foreign exchange gains/(losses), net	(242)	74	87	103	(8)

Total comprehensive (loss)/income for the year	(6,475)	(9,825)	(32,396)	3,212	5,677

Basic earnings/(loss) per share for the year	(0.25)	(3.77)	(12.80)	1.16	2.08
Diluted earnings/(loss) per share for the year	(0.25)	(3.77)	(12.80)	1.16	2.08
Weighted average number of common shares, basic	25,749,951	2,603,835	2,566,673	2,558,590	2,553,999
Weighted average number of common shares, diluted	25,749,951	2,603,835	2,566,673	2,558,590	2,553,999
Dividends declared per common share	-	-	-	-	-
Dividends declared per Series A Preferred Share	-	-	174.65	113.88	128.66
Adjusted (LBITDA)/EBITDA(1) (unaudited)	1,701	(3,466)	(2,376)	9,938	14,115

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

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA (unaudited) to total comprehensive (loss)/income for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2017	2016	2015	2014	2013
Total comprehensive (loss)/income for the year	(6,475)	(9,825)	(32,396)	3,212	5,677
Interest and finance costs, net	2,218	2,671	2,775	2,125	3,530
(Gain)/loss on derivative financial instruments	-	-	-	-	(738)
Foreign exchange (gains)/losses, net	242	(74)	(87)	(103)	8
Depreciation	4,854	5,014	6,085	5,624	5,622
Depreciation of drydocking costs	862	1,005	1,062	574	434
Amortization of fair value of time charter attached to vessels	-	-	41	746	1,261
Reversal of (impairment loss) / impairment	-	-	20,144	(2,240)	(1,679)
Gain from disposal of subsidiary	-	(2,257)	-	-	-
Adjusted (LBITDA)/EBITDA (unaudited)	1,701	(3,466)	(2,376)	9,938	14,115

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2017	2016	2015	2014	2013
Statements of financial position data
Total non-current assets	87,373	91,847	110,140	141,834	133,707
Total current assets (including “Non-current assets classified as held for sale”)	4,230	2,149	4,697	10,235	21,955
Total assets	91,603	93,996	114,837	152,069	155,662
Total equity	43,968	20,760	30,535	63,319	60,340
Total non-current liabilities	82	42,100	14,673	40,314	72,801
Total current liabilities	47,553	31,136	69,629	48,436	22,521
Total equity and liabilities	91,603	93,996	114,837	152,069	155,662

	Year Ended December 31,
	2017	2016	2015	2014	2013
Consolidated statements of cash flows data
Net cash generated from/(used in) operating activities	631	(3,600)	(60)	9,521	12,357
Net cash (used in)/generated from investing activities	(263)	362	5,351	5	(1,016)
Net cash generated from/(used in) financing activities	2,225	1,396	(8,369)	(9,333)	(17,123)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ownership days(1)	1,825	1,908	2,380	2,555	2,555
Available days(2)	1,787	1,885	2,336	2,513	2,527
Operating days(3)	1,745	1,830	2,252	2,500	2,486
Bareboat charter days(4)	-	-	22	365	365
Fleet utilization(5)	97.6%	97.1%	96.4%	99.5%	98.4%
Average number of vessels(6)	5.0	5.2	6.5	7.0	7.0
Daily time charter equivalent (TCE) rate(7)	$6,993	$3,962	$4,333	$7,969	$9,961

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
	2017	2016	2015	2014	2013

Voyage revenues	14,392	8,740	12,715	26,378	29,434
Less: Voyage expenses	1,892	1,271	2,384	4,254	2,892
Less: bareboat charter net revenue	-	-	304	5,006	5,006
Net revenue excluding bareboat charter net revenue	12,500	7,469	10,027	17,118	21,536
Available days net of bareboat charter days	1,787	1,885	2,314	2,148	2,162
Daily TCE rate	6,993	3,962	4,333	7,969	9,961

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

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile, but gradually recovered from market lows with further improvements taking place in the first half of 2010, before leveling out in the second half of 2010 and declining in 2011 throughout 2012. In 2013 rates remained volatile reaching their lows in January 2013 and their highs in December 2013 while volatility continued during 2014 as well, with rates reaching their highs during January 2014 and their lows during July 2014. In 2015, the decreasing trend in rates continued. In February 2016 the market reached a new all-time low and until the end of 2016 remained fairly depressed as compared to pre-2009 rates. In 2017 rates increased, reaching a peak during the fourth quarter of 2017. Currently all of our vessels are chartered on short-term time charters and on the spot market, and we are exposed therefore to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94.0% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 in February 10, 2016. In 2017 rates increased and the BDI went as high as 1,743 in December 12, 2017. The BDI ranged from 1,125 to 1,395 in January 2018. The dry bulk market remains volatile and significantly depressed.

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

In the current global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. This all negatively affects the dry bulk industry, us included.

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

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered through 2017, even though the fleet growth percentage has substantially reduced during the last three years. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

The market values of our vessels have declined, and may decline further and have triggered certain financial covenants under our existing and potentially future loan and credit facilities. This could have material adverse effect on our ability to continue our business.

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

As of December 31, 2017, we satisfied the covenants included in our loan agreements with HSH Nordbank AG and DVB Bank SE following amendments made by supplemental agreements that we entered into in 2017 which relaxed or waived certain covenants up to March and April 2018, respectively. For a more detailed discussion see Item 5.B Liquidity and Capital Resources—Indebtedness and Note 12 in the Consolidated Financial Statements filed herewith.

Further declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we are unable to comply with the financial and other covenants under any of the DVB Loan Agreement or the HSH Loan Agreement, and if we are unable to obtain relaxations and/or waivers, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends.

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

A significant number of the port calls made by our vessels involve the transportation of dry bulk products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region or changes in the regulatory environment, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP continues to remain lower than originally anticipated. In addition, China previously imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have remained at the same level as the former year of approximately 6.9% for the year ended December 31, 2017. China has previously imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It also announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Company Specific Risk Factors

There are substantial doubts about our ability to continue as a going concern and if we are unable to continue our business, our shares may have little or no value.

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $43.3 million as of December 31, 2017.

See “—At December 31, 2017, Globus’s current liabilities exceeded its current assets” for more information.

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

At December 31, 2017, Globus’s current liabilities exceeded its current assets.

During 2017, we agreed to amend our loan agreements with DVB Bank SE and HSH Nordbank AG and, accordingly, all loan covenants were either relaxed or waived up to April 1, 2018 (in the case of the DVB Loan Agreement) and March 3, 2018 (in the case of the HSH Loan Agreement). In this respect, as of December 31, 2017, we were in compliance with the loan covenants of the agreements with the banks, as amended and in effect. However, we may not be able to meet certain of the relaxed terms included in the supplemental agreements with the banks (for more information, see Item 5.B Liquidity and Capital Resources – Indebtedness) including maintaining a minimum liquidity and minimum net worth once the waivers expire and cannot guarantee that we will be able to obtain new waivers or extensions to these waivers. If we are unable to obtain further waivers or extend the existing waivers or meet the terms of these loan agreements without them, we may breach covenants contained in such loan agreements constituting an event of default. If an event of default occurs under the DVB Loan Agreement or the HSH Loan Agreement, due to cross-default provisions included in these agreements, our lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Accordingly, as we did not have an unconditional right to defer settlement of the related liability for at least twelve months after the date of the consolidated statement of financial position, the total balance of the loans outstanding to DVB Bank SE and HSH Nordbank AG of $41.5 million at December 31, 2017, has been classified as current. As a result, as of December 31, 2017, our working capital, measured as our current assets, minus our current liabilities, including the current portion of long-term debt, amounted to a working capital deficit of $43.3 million.

Current liabilities as of December 31, 2017 include:

(1) the amount outstanding of $24.8 million with respect to the HSH Loan Agreement with HSH Nordbank AG. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

(2) the amount outstanding of $16.7 million with respect to the Loan Agreement with DVB Bank SE. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

Based on our cash flow projections for the twelve-month period ending following the issuance of these consolidated financial statements, cash on hand and cash generated from operating activities will not be sufficient for us to be in compliance with the minimum liquidity requirement contained in certain of our loan and credit facilities or to cover scheduled debt payments due in this period. The period of time that we will be able to continue to operate as a going concern will depend on our ability to restructure our loan and credit arrangements and to finance our operations through the sale of equity, potential sale of assets, incurring debt, or other financing alternatives. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. We acknowledge that uncertainty remains over our ability to meet our liabilities as they fall due. If for any reason we are unable to continue as a going concern, our investors may lose all or a portion of their investment, and we may be unable to pay all of our outstanding debts and other obligations.

We may breach the covenants contained in the DVB Loan Agreement and the HSH Loan Agreement.

As of December 31, 2017, the Company was not in breach of the financial covenants included in all of its loan agreements, as amended and in effect.

On July 10, 2017 and on June 23, 2017, we entered into Supplemental Agreements with HSH Nordbank AG and DVB Bank SE to amend the HSH Loan Agreement and the DVB Loan Agreement, respectively, including amendments that provide for the relaxation and/or waiver of certain financial covenants, including maintaining a minimum liquidity and minimum net worth.

We cannot guarantee that we will be able to obtain new waivers or extensions to these waivers, if needed, when these waivers begin to expire on April 1, 2018 (in the case of the DVB Loan Agreement) and March 3, 2018 (in the case of the HSH Loan Agreement). If we are unable to obtain further waivers or extend the existing waivers or meet the terms of these loan agreements without them, we may breach covenants contained in such loan agreements constituting an event of default. If an event of default occurs under the DVB Loan Agreement or the HSH Loan Agreement, due to cross-default provisions included in these agreements, our lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of the our assets.

See “Item 5.B Liquidity and Capital Resources – Indebtedness.”

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

Our loan agreements include covenants regarding the continued service of our officers and directors.

Some of our loan agreements include covenants regarding the continued service of our officers and directors, which covenants would be breached if certain of our directors resigned, died, were not reelected, or otherwise could not continue to serve the Company in such capacity. In one of those events occurred, the lender under those loan agreements could declare an event of default. Each of our outstanding loan arrangements also contains a cross-default provision that may be triggered by a default under any of our other loans. A cross-default provision means that a default on one loan could result in a default on all of our other loans. Because of the presence of cross-default provisions in these secured loan arrangements, the refusal of any one lender to grant or extend a relaxation or waiver could result in most of our indebtedness being accelerated even if our other secured lenders have relaxed or waived covenant defaults under their respective loan arrangements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, and our ability to conduct our business would be severely impaired.

Our shareholders were significantly diluted by virtue of the February 2017 private placement and loan amendment agreements, and a second private placement in October 2017. It is unclear whether the full ramifications of those transactions have been reflected in our stock price.

In February 2017 we issued in the aggregate 25 million common shares and warrants to issue an additional 32,380,017 common shares in exchange for $20 million of debt release and $5 million in cash. Prior to such issuance, a total of 2,627,674 common shares were issued and outstanding. On October 19, 2017, we entered into a Share and Warrant Purchase Agreement (the “October 2017 SPA”) pursuant to which we sold for $2.5 million an aggregate of 2.5 million of our common shares and a warrant (“October 2017 Warrant”) to purchase 12.5 million of our common shares at a price of $1.60 per share (subject to adjustment) to an investor in a private placement (the “October 2017 Private Placement”). Our share price has not proportionately decreased to reflect the additional number of common shares that were issued and are issuable pursuant to exercise of the warrants, and it remains to be seen how the market will perceive this change in our increased number of shares. If the market views these transactions negatively, our share price could substantially depreciate.

Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

Our stock price has been volatile recently. The closing price of our common shares within the past 18 months has ranged from a peak of $10.77 on January 23, 2017 to a low of $0.91 on November 11, 2017. Adjusting for the 4:1 stock split we effected on October 20, 2016, this represents a 92% decrease from January 23, 2017. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate.

Our existing shareholders will be diluted each time our outstanding warrants are exercised.

After we issued the February 2017 Warrants, our warrant holders had the right to purchase an aggregate of 32,380,017 common shares. The number of common shares issuable upon exercise and price of exercise are subject to adjustment. We expect the exercise of such outstanding warrants to dilute the value of our shares. Further to the February 2017 private placement two investors partially exercised their warrants, purchasing 1,481,808 of our common shares for aggregate gross of approximately $2,371,000. As of December 31, 2017, in connection with the February 2017 private placement, we had February 2017 Warrants outstanding to purchase an aggregate of 30,898,209 common shares (subject to adjustment).

After we issued the October 2017 Warrant, that warrant holder had the right to purchase an aggregate of 12,500,000 common shares at a price of $1.60 per share (subject to adjustment). As of December 31, 2017, in connection with the October 2017 private placement, the October 2017 Warrant was outstanding and had not been exercised in full or in part (meaning its holder could purchase an aggregate of 12,500,000 common shares, subject to adjustment).

A substantial number of common shares were sold in the February and October 2017 private placements and related loan amendment agreements, and we cannot predict if and when the holders of those securities may sell such shares in the public markets. Furthermore, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

The sale of a substantial amount of our common shares, including resale of the common shares issuable upon the exercise of the warrants held by the warrant holders, in the public market could adversely affect the prevailing market price of our common shares.

In connection with the February 2017 private placement our warrant holders hold outstanding warrants to purchase an aggregate of 30,898,209 common shares at an exercise price of $1.60 per share (subject to adjustment). In connection with the October 2017 private placement our warrant holder holds an outstanding warrant to purchase an aggregate of 12,500,000 common shares at an exercise price of $1.60 per share (subject to adjustment). Both the number of common shares issuable upon exercise of the warrants and the exercise price are subject to adjustment. Sales of substantial amounts of our common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our common shares, and the market value of our other securities.

We cannot predict if and when the warrant holders may sell such shares in the public markets, but note that they hold a substantial amount of shares which are all exercisable at the same price. We think it likely that additional exercises will occur if our stock price stays above the exercise price of $1.60 for an extended period of time,. The potential for substantial exercise of warrants could make it difficult for our share price to rise substantially above the exercise price of $1.60.

Such sales could also cause our stock price to be volatile and could cause our shareholders to be diluted. Furthermore, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

Certain shareholders hold registration rights, which may have an adverse effect on the market price of our common shares.

In connection with the February 8, 2017 transactions, we issued to Firment Shipping Inc., a company owned by our Chairman Mr. George Feidakis, 20 million common shares and warrants to purchase 7,380,017 common shares. Firment Shipping Inc. has the right to register those common shares for resale pursuant to a registration rights agreement we entered into with its affiliate, Firment Trading Limited. The resale of those common shares in addition to the offer and sale of the other securities sold in the February 2017 private placement (including shares issuable upon exercise of warrants sold in that private placement) may have an adverse effect on the market price of our common shares. In addition, the purchasers of the shares in the February and October private placements also have registration rights.

If we are unable to deliver common shares free of restrictive legends where required, we must make whole any purchaser who loses money by purchasing common shares on the market to complete a trade.

The warrants and the purchase agreements pursuant to which the warrants were issued in the February and October private placements require us, within the later of (a) five full trading days of the exercise of a warrant and (b) three full trading days after receipt of the purchase price for such exercised warrants, to issue common shares, which, where called for therein, must be free of restrictive legends. We are similarly obligated, where called for therein, to remove restrictive legends from the 5 million common shares issued to purchasers in the February 2017 Transactions and October 2017 SPA. If we are unable to deliver proof that the above has occurred when required and if a warrant or shareholder has traded the common shares that we have failed to deliver unlegended, penalty provisions of these documents require us to make whole any warrant holder or shareholder who loses money by purchasing shares on the common market to complete its trade. Depending on our share price during this time and the number of shares to which the payments relate, we could be required to pay a substantial sum.

If we are unable to maintain the effectiveness of the resale registrations statements for the shares and warrants that we sold in the private placements in 2017, we would have breached agreements and the warrants may be eligible for cashless exercise.

The warrants that we sold in February and October 2017 each contain a provision whereby the relevant holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering the resale of the shares issuable thereunder is not effective. If for any reason we are unable to keep such a registration statement active, we could be required to issue shares without receiving cash consideration. In addition, we would have breached certain agreements with those investors and may be sued. Currently the registration statements have been filed and are effective.

We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under the DVB Loan Agreement or the HSH Loan Agreement or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to refinance the DVB Loan Agreement, the HSH Loan Agreement or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under the DVB Loan Agreement, the HSH Loan Agreement or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity. We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1 million and net income from continuing operations of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. In such event, Nasdaq rules permit us to appeal any delisting determination to a Nasdaq Hearings Panel. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares would breach a number of our credit facilities and loan arrangements, some of which contain cross default provisions. There could also be adverse tax consequences—please read “Item 10.E Taxation – United States Tax Considerations - United States Federal Income Taxation of United States Holders – Distributions” for further information. In calendar year 2017, the closing price of our common shares ranged from a peak of $10.77 on January 23, 2017 to a low of $0.91 on November 11, 2017, which low price falls beneath the $1.00 per share requirement imposed by the Nasdaq Capital Market to continue listing our shares.

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

On May 9, 2016 the Company received a written notification from Nasdaq confirming its eligibility for a second grace period of 180 days, lasting until November 9, 2016 to regain compliance with its minimum $1.00 per share closing bid price requirement. On October 20, 2016, we effected a four-for-one reverse stock split which reduced number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). On November 3, 2016 received a letter from NASDAQ, indicating that the Company has regained compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the NASDAQ Capital Market, pursuant to the NASDAQ marketplace rules. For at least 10 consecutive business days from October 20, to November 2, 2016, the closing bid price had been greater than $1.00. NASDAQ indicated within its letter that since the Company has regained compliance with Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), the matter had closed. We can offer no reassurance that we will not receive similar letters in the future.

There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting of our shares would breach a number of our credit facilities and loan arrangements, some of which contain cross default provisions. Delisting may also impair our ability to raise capital. We refer you to our annual report on Form 20-F for more information about our listing requirements.

We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

Our strategy involves employing our vessels primarily on time charters generally with durations between three months and five years. As of December 31, 2017, all of our vessels were employed on short-term time charters or on spot charters. Although time charters with durations of one to five years may provide relatively steady streams of revenue, if our vessels were committed to such charters they may not be available for re-chartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The market is volatile, and in the past charter rates have declined below operating costs of vessels and such is currently the case. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay dividends, or both.

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

Our vessels are manned by masters, officers and crews (totaling 114 as of December 31, 2017). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2017 and 2016, the weighted average age of the vessels in our fleet was 9.8 and 8.8 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

For example, in 2013, tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities.

The Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.

Globus Shipmanagement Corp., our Manager, has an office in Greece. As a result of the ongoing economic slump in Greece and the capital controls imposed by the government in 2015, our Manager may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, renewed political uncertainty and social unrest due to the worsening economic conditions and the growing refugee population in the country may undermine Greece's political and economic stability and may lead it to exit the Eurozone, which may adversely affect the operations of our Manager located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt the operations of our Manager.

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

Management may be unable to provide reports as to the effectiveness of our internal control over financial reporting or, when applicable, our independent registered public accounting firm may be unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting.

Under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and we may also be required to include, in our future annual reports, a related attestation of our independent registered public accounting firm. Our Manager, Globus Shipmanagement, will provide substantially all of our financial reporting, and we will depend on the procedures it has in place. If in such annual reports on Form 20-F our management cannot provide a report as to the effectiveness of our internal control over financial reporting or, when applicable, our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common shares.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

As of December 31, 2017 and December 31, 2016, the vessels in our current fleet had a weighted average age of 9.8 and 8.8 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

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

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2017, 2016 and 2015, we derived substantially all of our revenues from approximately 22, 29 and 32 customers, respectively, and approximately 44%, 36% and 36%, respectively, of our revenues during those years, were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2017 and 2016 we incurred approximately 28% of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

Mr. George Feidakis, the chairman of our board of directors, beneficially owns a majority of our outstanding common shares as of March 8, 2018. Please read “Item 7.A. Major Shareholders.” Until such time that we issue a significant number of securities (which would occur upon exercise of the warrants issued during the February and October 2017 private placements and related transactions) to persons other than Mr. George Feidakis or entities nor beneficially owned by Mr. George Feidakis, or Mr. George Feidakis sells all or a portion of his common shares, Mr. George Feidakis can control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Mr. George Feidakis may be different from your interests.

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

Furthermore, Mr. George Feidakis, the chairman of our board of directors, beneficially owns a majority of our outstanding common shares. Please read “Item 7.A. Major Shareholders.” Where a substantial percentage of the shares of publicly traded companies are held by a small number of shareholders, the shares may have a lower trading volume than similarly-sized publicly traded companies. Until such time as we issue a significant number of securities (which would occur upon exercise of the warrants issued during the February and October 2017 private placement and related transactions) to persons other than Mr. George Feidakis or entities not beneficially owned by Mr. George Feidakis, or Mr. George Feidakis sells all or a portion of his common shares, we may have a lower trading volume than similarly-sized companies, which means shareholders who buy or sell relatively small amounts of our common shares could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be. The dry bulk shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

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

If we are not entitled to the Section 883 or Exemption or an exemption under a tax treaty for any taxable year in which any company in the group earns U.S. source shipping income, any company earning such U.S. source shipping income, would be subject to a 4% U.S. federal income tax on the gross amount of the U.S. source shipping income for the year (or an effective rate of 2% on shipping income attributable to the transportation of freight to or from the United States). The imposition of this taxation could have a negative effect on our business and revenues and would result in decreased earnings available for distribution to our shareholders.

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

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan, North Korea, and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. On May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars.

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

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently “lifted” until the earlier of October 18, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. The JCPOA is not binding on the U.S. government. As a result, the easing of sanctions effected by the JCPOA can be reversed by the U.S. government at any time.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future as such regulations and sanctions may be amended over time, and the U.S. retains the ability to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA, or otherwise. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

On October 20, 2016, we effected a four-for-one reverse stock split which reduced number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares).

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 5 million of our common shares and warrants to purchase 25 million of our common shares at a price of $1.60 per share (subject to adjustment) to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. The following day, we entered into a registration rights agreement with the Purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

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

Each of the above mentioned warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision, which we call the “Blocker Provision”, does not limit a warrant holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. The warrants that we sold in February and October 2017 each contain a provision whereby the relevant holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering the resale of the shares issuable thereunder is not effective. If for any reason we are unable to keep such a registration statement active, we could be required to issue shares without receiving cash consideration.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 2.5 million of our common shares and a warrant to purchase 12.5 million of our common shares at a price of $1.60 per (subject to adjustment) share to an investor in a private placement. These securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended. On that day, we also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 2.5 million common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 Warrant.

Under the terms of the October 2017 Warrant, the warrant holder may not exercise its warrant to the extent such exercise would cause the warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the October 2017 Warrant which have not been exercised. This provision does not limit the warrant holder from acquiring up to 4.99% of our common shares, selling all of its common shares, and re-acquiring up to 4.99% of our common shares. This “Blocker Provision” is identical to the Blocker Provision contained in the warrants purchased in February 2017 (other than in the warrants granted to Silaner Investments Limited and Firment Trading Limited, which have no such provision). The October 2017 Warrant is exercisable for 24 months after its issuance.

As of December 31, 2017, our issued and outstanding capital stock consisted of 31,630,419 common shares.

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

In March 2016, as part of a settlement of the Kelty Loan Agreement, outstanding indebtedness of $15.65 million was released in exchange for $6.86 million of sale proceeds from the sale of the shares of Kelty Marine Ltd. (the owner of m/v Energy Globe) plus overdue interest of $40,708. The weighted average age of the vessels we owned as of December 31, 2016 was 8.8 years, and their carrying capacity was 300,571 dwt.

Our fleet is currently comprised of a total of five dry bulk vessels consisting of one Panamax and four Supramaxes. The weighted average age of the vessels we owned as of December 31, 2017 was 9.8 years, and their carrying capacity was 300,571 dwt.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the previous three fiscal years, consisted of deferred drydocking costs of $1.0 million in 2017, deferred drydocking costs of $0.5 million in 2016, and deferred drydocking costs of $1.6 million in 2015.

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

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which we refer to as our Manager, which provides in-house commercial and technical management for our vessels and provides consulting services for an affiliated ship-management company. Our Manager has entered into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services. In 2016 our Manager had also entered into a consultancy agreement with an affiliated ship-management company, where our Manager provided consulting services to the affiliated ship-management company. This agreement terminated on January 31, 2017.

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

On the date of the filing of this Annual Report on 20-F, all of our vessels were employed on time charters.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During the 2017 year, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own are eliminated upon consolidation of our accounts.

In June 2016, our Manager entered into a consultancy agreement with an affiliated ship-management company and received a $1,000 per day fee for these services. The agreement was terminated on January 31, 2017. These fees will not be eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2017, we paid commissions ranging from 5% to 6.25% relevant to each time charter agreement then in effect.

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

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to operators, trading houses (including commodities traders), shipping companies and producers and government-owned entities and generally avoid chartering our vessels to companies we believe to be speculative or undercapitalized entities. Since our operations began in September 2006, our customers have included COSCO Bulk Carrier Co., Ltd, Dampskibsselskabet NORDEN A/S, ED & F Man Shipping Limited, Transgrain and Far Eastern Silo and Shipping (Panama) S.A. In addition, during the periods when some of our vessels were trading on the spot market, they have been chartered to charterers such as Cargill International SA, Oldendorff Carriers GmbH & Co. KG, Western Bulk Carriers KS and others, thus expanding our customer base.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2016. In 2017 there was an increasing trend and the BDI went from 685 in February 14, 2017 to as high as 1,743 in December 12, 2017. The BDI ranged from 1,125 to 1,395 within January 2018.

Vessel Prices

Newbuilding prices increased significantly after 2002, due to tightness in shipyard capacity, high steel prices, rising labor cost, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates after August 2008 and lack of new vessel ordering, new-building vessel values entered a downward trend and have continued to gradually decline.

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

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2017 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2017, as in prior years, one or more of our vessels made a port call to Iran, and delivered or loaded grains, urea or iron ore.

In 2017, the vessel Moon Globe made a call to the port of Bandar Imam Khomeini on February 18, 2017, discharging corn, and remained in that port during 2017 for 35 days. During this time the Moon Globe was on time charter to Nidera SPA at a gross rate of $6,150 per day.

In 2017, the vessel River Globe made a call to the port of Bandar Abbas on January 20, 2017, loading iron ore, and remained in that port during 2017 for seven days. During this time the River Globe was on time charter to Milestone Shipping S.A. at a gross rate of $8,950 per day.

In 2017, the vessel Sky Globe made a call to the port of Bandar Abbas on August 29, 2017, loading iron ore, and remained in that port during 2017 for 11 days. During this time the Sky Globe was on time charter to Milestone Shipping S.A. at a gross rate of $11,800 per day.

In 2017, the vessel Sky Globe made a call to the port of Assaluyeh on September 5, 2017, loading bulk urea, and remained in that port during 2017 for six days. During this time the Sky Globe was on time charter to Olam International Limited at a gross rate of $11,500 per day.

The aggregate gross revenue attributable to these 59 days that our vessels remained in Iranian ports in 2017 was approximately $476,700.

As we do not attribute profits to specific voyages under a time charter, we have not attributed any profits to the voyages which included these port calls. Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that the four vessels referenced above or another of our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

We do not believe that any of these transactions or activities are sanctionable. January 16, 2016 was “implementation day” under the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the United Kingdom, and the United States), the E.U., and Iran to ensure that Iran’s nuclear program will be exclusively peaceful, and the United States and the E.U. lifted nuclear-related sanctions on Iran. All activities, transactions and dealings reported in this section occurred after the implementation date of the JCPOA. We intend to continue to charter our respective vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and E.U. and other applicable laws.

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

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	January 2021	December 2022	Class NK
m/v Sky Globe	November 2019	November 2019	DNV GL
m/v Star Globe	July 2018	May 2020	DNV GL
m/v Moon Globe	January 2020	November 2020	Class NK
m/v Sun Globe	December 2019	August 2022	Bureau Veritas

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

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil with a lower cap on the sulphur content applicable inside special areas, the “Emission Control Areas” or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the US Caribbean Sea area. The global cap on the sulphur content of fuel oil is currently 3.5% to be reduced to 0.5% as of January 1, 2020. From January 1, 2015 the cap on the sulphur content of fuel oil for vessels operating in ECAs has been 0.1%. Annex VI also provides for progressive reductions in NOx emissions from marine diesel engines installed in vessels. Limiting NOx emissions is set on a three tier reduction, the final tier (“Tier III”) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the US Caribbean Sea ECA. The Tier III requirements would also apply to engines of vessels operating in other ECAs as may be designated in the future by the IMO’s Marine Environment Protection Committee (or MEPC) for Tier III NOx control. In October 2016, the MEPC approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions. These two new NOx ECAs and the related amendments to Annex VI were adopted by IMO’s MEPC in 2017 and the two new ECAs and the related amendments (with some exceptions) shall enter into effect on January 1, 2019. The Tier III requirements do not apply to engines installed on vessels constructed prior to January 1, 2021, if they are of less than 500 gross tons, of 24 m or over in length, and have been designed and used solely for recreational purposes. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. On December 12, 2015 the Paris Agreement was adopted by 195 countries. The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to well below 2˚ Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping. The Paris Agreement has been ratified by a large number of countries and entered into force on November 4, 2016. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014 the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of vessels. As of March 1, 2018, amendments to Annex VI will add new Regulation 22A on the collection and reporting of ship fuel oil consumption data. Under the new requirements, ships of 5,000 gross tonnage and above will have to collect consumption data for each type of fuel oil they use, as well as certain other data including proxies for transport work. The IMO has also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy to be adopted in 2018 (July 7, 2017 saw the MEPC agree on a draft outline of the IMO’s strategy for reducing greenhouse gas emissions in the shipping sector) and a revised strategy to be adopted in 2023.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of carbon dioxide emissions from vessels (or the MRV Regulation), which was published in the Official Journal on May 19, 2015 and entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, such as, amongst others, warships and fish catching or fish processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO. In the United States, the U.S. Environmental Protection Agency, or EPA, issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business through increased compliance costs or additional operational restrictions that we cannot predict with certainty at this time.

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

The EU has also adopted legislation requiring the use of low sulphur fuel. Under Council Directive 1999/32/EC as subsequently amended (most recently by Directive 2012/33/EU), from January 1, 2015, vessels have been required to burn fuel with a sulphur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones falling within sulphur oxide (SOx) Emission Control Areas (or SECAs), such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with MARPOL Annex VI.

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

The EU has also adopted Regulation (EU) No 1257/2013 which lays down rules in relation to ship recycling and management of hazardous materials on vessels. The Regulation lays down requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities which meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also lays down rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Recycling Convention. It applies to vessels flying the flag of a Member State and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation is to apply not later than December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. On December 19, 2016, the EU Commission adopted the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation.

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

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue (or the greater of $300 per gross ton or $5.0 million for vessels carrying hazardous substances) unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

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

In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems. The rule went into effect in June 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s Ballast Water Management Convention (to which the U.S. is not a party). The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. Ships sailing in U.S. waters are required to employ a type-approved ballast water management system which is compliant with U.S. Coast Guard regulations. As of January 2018, the USCG has issued Type Approval for six ballast water management systems, with additional systems under review. The Coast Guard will still consider requests for extensions of a vessel’s compliance date if evidence is shown by the owner or operator as to why compliance is not possible.

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

International Laws Governing Civil Liability to Pay Compensation or Damages

Although the United States is not a party to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by the 1992 Protocol and further amended in 2000, or the CLC (which has been adopted by the IMO and sets out a liability regime in relation to oil pollution damage), many countries are parties and have ratified either the original CLC or its 1992 Protocol. Under the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters or, under the 1992 Protocol, in the exclusive economic zone or equivalent area, of a contracting state by discharge of persistent oil, subject to certain defenses and subject to the right to limit liability. The original CLC applies to vessels carrying oil as cargo and not in ballast, whereas the CLC as amended by the 1992 Protocol applies to tanker vessels and combination carriers (i.e., vessels which sometimes carry oil in bulk and sometimes other cargoes) but only when the latter carry oil in bulk as cargo and during any voyage following such carriage (to the extent they have oil residues on board). The limits on liability are based on the use of the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The value of the SDR is based on a basket of five major currencies – the U.S. dollar, the Euro, the Chinese renminbi, the Japanese yen, and the Great British pound sterling. Under the 2000 amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to 89.77 million SDR.. Under the original CLC, the right to limit liability is forfeited where the incident causing the damage is caused by the owner’s actual fault or privity and under the 1992 Protocol where the relevant incident is caused by the owner’s personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the regime adopted by the IMO.

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

D.  Property, Plants and Equipment

In August 2006, our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a related party to us. Rental expense was €14,578 per month until December 31, 2015. The rental agreement provided for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract ran for nine years and could have been terminated by us with six months’ notice, and terminated at the end of 2015. In 2016 we renewed the rental agreement at a monthly rate of €10,360 ($10,900) with a lease period ending January 2, 2025. We do not presently own any real estate. As of December 31, 2017, we owed Cyberonica approximately $471,000 of back rent.

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

A.  Operating Results

Overview

We are an integrated dry bulk shipping company, which began operations in September 2006, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally, and we managed one ship that we do not own. Following the conclusion of our initial public offering on June 1, 2007, our common shares were listed on the AIM under the ticker “GLBS.L.” On July 29, 2010, we effected a one-for-four reverse stock split, with our issued share capital resulting in 7,240,852 common shares of $0.004 each. On November 24, 2010, we redomiciled into the Marshall Islands pursuant to the BCA and a resale registration statement for our common shares was declared effective by the SEC. Once the resale registration statement was declared effective by the SEC, our common shares began trading on the Nasdaq Global Market under the ticker “GLBS.” We delisted our common shares from the AIM on November 26, 2010.

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

On October 20, 2016, we effected a four-for-one reverse stock split which reduced number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares).

In July 2016, we redeemed the remaining 2,567 of our Series A Preferred Shares that were issued and outstanding. In April 2012, we had issued a total of 3,347 Series A Preferred Shares, and previously redeemed 780 of these shares.

We conducted a private placement on February 8, 2017, in which we issued, for gross proceeds of $5 million, an aggregate of 5 million common shares and warrants to purchase 25 million common shares at a price of $1.60 per share (subject to adjustment), in a private placement to a group of private investors. The Company has used the proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt. In connection with the February, 2017 private placement, we terminated an aggregate of $20 million of the outstanding principal and interest of the Firment and Silaner Credit Facilities in exchange for issuing 20 million shares and warrants exercisable for 7,380,017 common shares at a price of $1.60 per share (subject to adjustment) to nominees of the lenders. In each instance, the outstanding amounts were paid in their entirety subsequent to the close of the February 2017 private placement, but the Facilities remain available to the Company. Both lenders are related parties to the Company.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 2.5 million of our common shares and a warrant to purchase 12.5 million of our common shares at a price of $1.60 per share (subject to adjustment) to an investor in a private placement.

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

The average number of vessels in our fleet for the year ended December 31, 2017 was 5.0, for the year ended December 31, 2016 was 5.2 and for the year ended 2015 was 6.5.

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

If the Company acquires a vessel subject to a time charter, it amortizes the amount of the component that is attributable to favorable or unfavorable terms relative to market terms and is included in the cost of that vessel, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive (loss)/income.

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

Revenue

Overview

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. We also generated revenues in 2017 by providing consultancy services to an affiliated ship-management company. Under a time charter, the charterer pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Under a bareboat charter, the charterer pays us a fixed daily charter hire rate and bears all voyage expenses, as well as the vessel’s operating expenses.

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

Our Voyage revenues in 2017 increased compared to 2016 mainly due to greater daily time charter and spot rates earned on average from our vessels on a year over year basis. In 2016 and 2015 our Voyage revenues decreased when compared to their respective prior year, mainly due to lower daily time charter and spot rates earned on average from our vessels on a year over year basis.

From March to June 2016, we managed a vessel that we did not own. We did not manage any vessels that we did not own in 2017 or in 2015. In January 2017 and 2016, we also provided consultancy services to an affiliated ship-management company, something we did not do in 2015. We no longer provide these services.

Employment of our Vessels

As of the date of this annual report, we employed our vessels as follows:

➢	m/v Star Globe – on a time charter that began in February 2018 and is expected to expire in April 2018, at the gross rate of $10,500 per day.

➢	m/v River Globe – on a time charter that began in February 2018 and is expected to expire in April 2018, at the gross rate of $8,500 per day.

➢	m/v Sky Globe – on a time charter that began in February 2018 and is expected to expire in March 2018, at the gross rate of $6,800 per day.

➢	m/v Moon Globe – on a time charter that began in August 2017 and is expected to expire in April 2018, at the gross rate of approximately $10,000 per day, linked to the BDI Index.

➢	m/v Sun Globe – on a time charter that began in February 2018 and is expected to expire in March 2018, at the gross rate of $10,250 per day.

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

For the year ended December 31, 2017, commissions amounted to $0.8 million. For the year ended December 31, 2016, commissions amounted to $0.5 million, and for the year ended December 31, 2015, commissions amounted to $0.7 million.

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

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the fourth quarter of 2015 we reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $91,000 included in the consolidated statement of comprehensive (loss)/income for 2015. During the second quarter of 2016, we reduced the scrap rate from $240/ton to $200/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $95,600 included in the consolidated statement of comprehensive (loss)/income for 2016. During the third quarter of 2017, we adjusted the scrap rate from $200/ton to $250/ton due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $86,000 included in the consolidated statement of comprehensive (loss)/income for 2017.

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

Amortization of Fair Value of Time Charter Attached to Vessels

If the Company acquires a vessel subject to a time charter, it amortizes the amount of the component that is attributable to favorable or unfavorable terms relative to market terms and is included in the cost of that vessel, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive (loss)/income.

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

Share Based Payments

We operate an equity-settled, share based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive (loss)/income, with a corresponding impact in equity.

Impairment Loss

We assess at each reporting date whether there is an indication that a vessel that we own may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive (loss)/income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive (loss)/income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Gain/ (Loss) on Sale of Vessels

Gain or loss on the sale of vessels is the residual value remaining after deducting from the vessels’ sale proceeds, the carrying value of the vessels at the respective date of delivery to their new owners and the total expenses associated with the sale.

Other (Expenses)/ Income, Net

We include other operating expenses or income that is not classified otherwise. It mainly consists of provisions for insurance claims deductibles and refunds from insurance claims.

Interest Income from Bank Balances & Bank Deposits

We earn interest on the funds we have deposited with banks as well as from short-term certificates of deposit.

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements, including our Credit Facility, the Kelty Loan Agreement (prior to its termination), the DVB Loan Agreement, the HSH Loan Agreement, the Firment Credit Facility (prior to its termination) and the Silaner Credit Facility that we entered into in January 2016. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2017, 2016 and 2015, we had $41.7 million, $65.8 million and $78.6 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt as well as our available but undrawn Credit Facility, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

Gain/ (Loss) on Sale of Subsidiary

Gain or loss on disposal of subsidiary is the difference between (a) the carrying amount of the net assets and (b) the proceeds of sale. In 2016 we reached a settlement agreement with Commerzbank subsequent to which we disposed Kelty Marine Ltd., the owner of m/v Energy Globe. The result from the sale of Kelty Marine Ltd. was a gain of $2,257 (including the partial write-off of the outstanding balance of the Commerzbank loan), which is classified under “Gain from sale of subsidiary” in the consolidated statement of comprehensive (loss)/income.

Gain/ (Loss) on Derivative Financial Instruments

We may enter into derivative financial instruments, which mainly consist of interest rate SWAP agreements. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive (loss)/income.

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

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ownership days	1,825	1,908	2,380	2,555	2,555
Available days	1,787	1,885	2,336	2,513	2,527
Operating days	1,745	1,830	2,252	2,500	2,486
Bareboat charter days	-	-	22	365	365
Fleet utilization	97.6%	97.1%	96.4%	99.5%	98.4%
Average number of vessels	5.0	5.2	6.5	7.0	7.0
Daily time charter equivalent (TCE) rate	$6,993	$3,962	$4,333	$7,969	$9,961

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
	2017	2016	2015	2014	2013

Voyage revenues	14,392	8,740	12,715	26,378	29,434
Less: Voyage expenses	1,892	1,271	2,384	4,254	2,892
Less: bareboat charter net revenue	-	-	304	5,006	5,006
Net revenue excluding bareboat charter net revenue	12,500	7,469	10,027	17,118	21,536
Available days net of bareboat charter days	1,787	1,885	2,314	2,148	2,162
Daily TCE rate	6,993	3,962	4,333	7,969	9,961

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2017 compared to the year ended December 31, 2016 and for the year ended December 31, 2016 compared to the year ended December 31, 2015. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2017 compared to the year ended December 31, 2016

As of December 31, 2017 and 2016, our fleet consisted of five dry bulk vessels (four Supramaxes and one Panamax) with an aggregate carrying capacity of 300,571 dwt. During the years ended December 31, 2017 and 2016 we had an average of 5.0 and 5.2 dry bulk vessels in our fleet, respectively.

During the year ended December 31, 2017, we had an operating loss of $4.0 million, while during the year ended December 31, 2016, we had an operating loss of $7.2 million including a net gain of $2.3 million from the sale of our subsidiary Kelty Marine Ltd, owner of vessel m/v Energy Globe.

Voyage revenues. Voyage revenues increased by $5.7 million, or 66%, to $14.4 million in 2017, compared to $8.7 million in 2016. The increase is primarily attributable to an increase in average TCE rates. In 2017, we had total operating days of 1,745 and fleet utilization of 97.6%, compared to 1,830 operating days and a fleet utilization of 97.1% in 2016. We also had 1,825 ownership days in 2017 compared to 1,908 in 2016 due to the sale of vessel-owning subsidiary Kelty Marine Ltd. which owned m/v Energy Globe in March 2016.

Management & consulting fee income. During 2017 we earned income from management and consulting fees totaling $31,000 compared to $278,000 in 2016. After the sale of Kelty Marine Ltd. to its new owners, in March 2016, our Manager continued to act as Kelty Marine Ltd.’s ship manager at a rate of $900 per day until June 2016 when it ceased being its manager. In June 2016, Globus Shipmangement Corp., our ship management subsidiary, entered into a consultancy agreement with Eolos Shipmanagement S.A., a related party, for the purpose of providing consultancy services to Eolos Shipmanagement S.A., which was terminated on January 31, 2017. For these services we received a daily fee of $1,000.

Voyage expenses. Voyage expenses increased by $0.6 million, or 46%, to $1.9 million in 2017, compared to $1.3 million in 2016. The increase is mainly attributed to the increase in commissions due to the increased Voyage revenues.

Vessel operating expenses. Vessel operating expenses increased by $0.4 million, or 3%, to $9.1 million in 2017, compared to $8.7 million in 2016. The breakdown of our operating expenses for the year 2017 was as follows:

Crew expenses	51%
Repairs and spares	24%
Insurance	8%
Stores	9%
Lubricants	5%
Other	3%

The increase is mainly attributed to the increase of the daily operating expenses of the vessels. Daily vessel operating expenses were $5,005 in 2017 compared to $4,533 in 2016, representing an increase of 10%. The increase is mainly attributed to the increase of the weighted average age of the vessels in our fleet from 8.8 years as of December 31, 2016 to 9.8 years as of December 31, 2017.

Depreciation. Depreciation decreased by $0.1 million, or 2%, to $4.9 million in 2017, compared to $5.0 million in 2016 due to the increase of the scrap rate from $200/ton to $250/ton during the third quarter of 2017 due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $86,000.

Administrative expenses payable to related parties. Administrative expenses payable to related parties increased by $163,000, or 46%, to $514,000 in 2017 compared to $351,000 in 2016. This was attributed mainly to the compensation of our CEO, who is a related party to the Company.

Administrative expenses. Administrative expenses decreased by $0.9 million, or 43% to $1.2 million in 2017 from $2.1 million in 2016 mainly due to the decrease in personnel expenses by $0.4 million, from $1.0 million in 2016 to $0.6 million in 2017. In 2016 personnel expenses included the redemption of the 2,567 Series A Preferred Shares held by our former CEO.

Share-based payments. Share-based payments decreased for 2017 to $40,000, from $50,000 that was in 2016.

Gain from sale of subsidiary. In March 2016, the Company entered into an agreement with Commerzbank to sell the shares of Kelty Marine Ltd., to an unaffiliated third party and apply the total net proceeds from the sale towards the respective loan facility to settle the remaining principal amount of the loan. The financial effect from the sale of Kelty Marine Ltd. resulted to a net gain of $2.3 million. Globus Shipmanagement Corp., the Company’s ship management subsidiary continued to act as Kelty Marine Ltd.’s ship manager at a rate of $900 per day until June 2016, when it ceased being its manager.

Interest expense and finance costs. Interest expense and finance costs decreased by $0.5 million, or 19%, to $2.2 million in 2017, compared to $2.7 million in 2016. The decrease is mainly attributed to the conversion of $20 million of outstanding principal of two loans to 20 million shares, as described in the Share and Warrant Purchase Agreement that we entered on February 8, 2017. Our weighted average interest rate for 2017 was 3.8% compared to 3.5% during 2016. Total borrowings outstanding as of December 31, 2017 amounted to $41.7 million compared to $65.8 million as of December 31, 2016. All of our credit and loan facilities are denominated in U.S. dollars.

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

Depreciation. Depreciation decreased by $1.1 million, or 17%, to $5 million in 2016, compared to $6.1 million in 2015 due to the reduce of the average number of vessels, as m/v Tiara Globe was sold in July 2015 and the vessel-owning company of m/v Energy Globe was also sold in March 2016. There was a change of the scrap rate from $335/ton to $240/ton during the fourth quarter of 2015 as well as from $240/ton to $200/ton during the second quarter of 2016 due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $96,000 included in the consolidated statement of comprehensive (loss)/income for 2016.

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

As of December 31, 2017, we were in compliance with the loan covenants of the agreements with the banks, as amended and in effect. However, we may not be able to meet certain of the relaxed terms included in the supplemental agreements with the banks that we entered into in 2017, including maintaining a minimum liquidity and minimum net worth and we cannot guarantee that will be able to obtain new waivers or extensions to these waivers, if needed, when these waivers begin to expire on April 1, 2018 (in the case of the DVB Loan Agreement) and March 3, 2018 (in the case of the HSH Loan Agreement). If we are unable to obtain further waivers or extend the existing waivers or meet the terms of these loan agreements without them, we may breach covenants contained in such loan agreements constituting an event of default. If an event of default occurs under the DVB Loan Agreement or the HSH Loan Agreement, due to cross-default provisions included in these agreements, our lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Accordingly, as we did not have an unconditional right to defer settlement of the related liability for at least twelve months after the date of the consolidated statement of financial position, the total balance of the loans outstanding to DVB Bank SE and HSH Nordbank AG of $41.5 million at December 31, 2017, has been classified as current. As a result, as of December 31, 2017, we reported a working capital deficit of $43.3 million and our cash flow projections indicated that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that may become due in the twelve-month period ending following the issuance of these consolidated financial statements.

The above conditions raise substantial doubt about our ability to continue as a going concern. We are exploring several alternatives aiming to manage our working capital requirements and other commitments, including negotiations with our lenders to obtain waivers or to restructure the affected debt, future equity security offerings and potential sale of assets. We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. We plan to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities. However, as there is no certainty or commitment that any of the options being considered will materialize, we may be unable to continue as a going concern and this could have an impact on the our ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in these consolidated financial statements.

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

Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows for the first three years were determined by considering an estimate daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e., Forward Freight Agreements) time charter rate for the remaining year of 2018, 2019 and 2020 respectively, for each type of vessel. For the remaining useful life of the vessels the Company used the historical ten-year blended average one-year time charter rates substituting for the years 2008 and 2016 that were considered as extreme values, with the years 2005 and 2006. The rates were adjusted assuming an annual growth rate of 1.7% as published by the International Monetary Fund, net of commissions. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual inflation rate of approximately 3.7% every two years. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight tonnage (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

In addition, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA for the remaining year of 2018, which is applied in our model for the first three year period, approximates historical low levels and fully reflects the conceivable downside scenario. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 8% to 14%, depending on the vessel, we would not require to recognize additional impairment.

Impairment losses are recognized in the consolidated statement of comprehensive (loss)/income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive (loss)/income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

During the year ended December 31, 2017 and 2016, we did not recognize an impairment loss.

During the year ended December 31, 2015, we recognized an impairment loss of $7.7 million due to the sale of m/v Tiara Globe and an impairment loss of $12.4 million for m/v Energy Globe as we concluded that the recoverable amount of the vessel was lower than its carrying amount.

Based on market observations as of December 31, 2017 and 2016, our vessels may have current market values below their carrying values. However, we believe that we will recover their carrying values through the end of their useful lives, based on their discounted cash flows.

Although we believe that the assumptions used to evaluate impairment are reasonable and appropriate, these assumptions are highly subjective and we are not able to estimate the variability between the assumptions used and actual results that is reasonably likely to result in the future.

As of December 31, 2017 and 2016, we owned and operated a fleet of five vessels, with an aggregate carrying value of $87.3 and $91.8 million, respectively. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of the market values assume that the vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without any recommendations of any kind. Because vessel values are highly volatile, these estimates may not be indicative of either current or future prices that we could achieve if we were to sell any of the vessels. We would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the discounted projected net operating cash flows over the estimated remaining useful lives for our vessels exceed their carrying values as of December 31, 2017.

A vessel-by-vessel carrying value summary as of December 31, 2017 and 2016 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2017 (in millions of U.S. Dollars)		Carrying Value as of December 31, 2016 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	16.3	*	17.4	*
m/v Sky Globe	56,855	2009	May 2010	32.8	18.7	*	19.5	*
m/v Star Globe	56,867	2010	May 2010	32.8	18.0	*	19.1	*
m/v Sun Globe	58,790	2007	September 2011	30.3	18.2	*	19.3	*
m/v Moon Globe	74,432	2005	June 2011	31.4	16.1	*	16.5	*

					87.3		91.8

* Indicates vessels which we believe, as of December 31, 2017 and 2016, may have fair values below their carrying values. As of December 31, 2017 and 2016, we believe that the aggregate carrying value of these five vessels was $31.9 and $46.3 million, respectively, more than their market value.

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

Vessels Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. During the fourth quarter of 2015 we reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $91,000 included in the consolidated statement of comprehensive (loss)/income for 2015. During the second quarter of 2016, we further reduced the scrap rate from $240/ton to $200/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $95,600 included in the consolidated statement of comprehensive (loss)/income for 2016. During the third quarter of 2017, we adjusted the scrap rate from $200/ton to $250/ton due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $86,000 included in the consolidated statement of comprehensive (loss)/income for 2017.

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

Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. If the carrying amount exceeds fair value less costs to sell, we recognize a loss under impairment loss in the income statement component of the consolidated statement of comprehensive (loss)/income. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset from being classified as held for sale if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized. If the Company has classified an asset as held for sale but the criteria discussed above are no longer met, the Company ceases to classify the asset as held for sale. The Company measures a non-current asset that ceases to be classified as held for sale at the lower of (1) its carrying amount before the asset was classified as held for sale, adjusted for any depreciation, amortization or revaluation that would have been recognized had the asset not been classified as held for sale and (2) its recoverable amount at the date of the subsequent decision to cease classifying the asset as held for sale.

Trade receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade receivables are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive (loss)/income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible, these amounts would be written-off at that time.

Derivative financial instruments: Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The fair value of these instruments at each reporting date is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive (loss)/income.

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

B.  Liquidity and Capital Resources

As of December 31, 2017, we had $2.8 million of “cash and cash equivalents” in bank deposits. We had also $0.2 million in “Restricted cash”. In addition we had an amount of $3.0 million available to be drawn under the Silaner Credit Facility, although the Silaner Credit Facility terminated in 2018 prior to the date of this annual report.

As of December 31, 2017, we had an aggregate debt outstanding of $41.5 million, which included $24.8 million from HSH Facility and $16.7 million from the DVB Loan Agreement.

As of December 31, 2016, we had $0.2 million of “cash and cash equivalents” in bank deposits. We had also $0.2 million in “Restricted cash”. In addition we had an amount of $2.6 million available to be drawn under the Firment Credit Facility.

As of December 31, 2016, we had an aggregate debt outstanding of $65.6 million, which included $25.8 million from HSH Facility, $19.3 million from the DVB Loan Agreement, $17.4 million from the Firment Credit Facility issued for the purpose of financing our general working capital needs and $3.1 million from Silaner Credit Facility.

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

Working capital, which is current assets, minus current liabilities, including for 2017 the current portion of long-term debt, amounted to a working capital deficit of $43.3 million as of December 31, 2017 and to a working capital deficit of $29 million as of December 31, 2016. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. The doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors.

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 5 million of our common shares and warrants to purchase 25 million of our common shares at a price of $1.60 per share (subject to adjustment) to a number of investors in a private placement. We have used the proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 2.5 million of our common shares and a warrant to purchase 12.5 million of our common shares at a price of $1.60 per share (subject to adjustment) to an investor in a private placement. We have used part of the proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt.

In January 2016, we entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a company related to us, for the purpose of financing our general working capital needs. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. As of December 31, 2017 there was no amount drawn and outstanding with respect to the Silaner Credit Facility. The Silaner Credit Facility terminated at January 12, 2018.

Because of the global economic downturn that has affected the international dry bulk industry and based on our cash flow projections for the period ending March 31, 2019, cash on hand and cash generated from operating activities will not be sufficient for us to be in compliance with the minimum liquidity requirements contained in certain of our loan and credit facilities or to cover scheduled debt payments due in this period. The period of time that we will be able to continue to operate as a going concern will depend on our ability to restructure our loan and credit arrangements and/or to finance our operations through the sale of vessels, selling securities through one or more private placement or public offerings, through incurring debt, or other financing alternatives. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. We acknowledge that uncertainty remains over our ability to meet our liabilities as they fall due during the following twelve months.

Cash Flows

Cash and cash equivalents were $2.8 million in bank deposits as of December 31, 2017, $0.2 million as of December 31, 2016 and $2.0 million as of December 31, 2015.

Restricted cash that consist of cash pledged as collateral was $0.2 at the end of both 2017 and 2016 and $0.5 million at the end of 2015. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From / (Used In) Operating Activities

Net cash generated from operating activities in 2017 amounted to $0.6 million compared to net cash used in operating activities of $3.6 million in 2016. The increase is primarily attributable to an increase in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net cash used in operating activities in 2016 amounted to $3.6 million compared to net cash used in operating activities of $0.1 million in 2015. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net Cash (Used In)/ Generated From Investing Activities

Net cash used in investing activities was $0.3 million during the year ended December 31, 2017, which was mainly attributable to the purchase of new equipment for the vessels.

Net cash generated from investing activities was $0.4 million during the year ended December 31, 2016, which was mainly attributable to net proceeds from the sale of one of our subsidiaries.

Net cash generated from investing activities was $5.4 million during the year ended December 31, 2015, which was mainly attributable to $5.3 million net proceeds from the sale of a vessel.

Net Cash Generated From / (Used in) Financing Activities

Net cash generated from financing activities during the year ended December 31, 2017 amounted to $2.2 million and consisted of $0.3 million in proceeds drawn from the Silaner Credit Facility entered into for financing general working capital needs and $9.6 million proceeds drawn from the issuance of share capital, reduced by $4.4 million of indebtedness that we repaid under our existing credit and loan facilities and $3.3 million of interest paid.

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

Net cash used in financing activities during the year ended December 31, 2015 amounted to $8.4 million and consisted of $45.5 million of indebtedness that we repaid under our existing credit and loan facilities, $0.5 million dividend paid on our Series A Preferred Shares, a $0.5 million decrease of pledged bank deposits, $2.4 million of interest paid, reduced by $39.5 million in proceeds drawn from the Firment Credit Facility entered into for financing general working capital needs and from the HSH Loan Agreement entered into for part refinancing our then existing credit facility with Credit Suisse AG.

Indebtedness

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

As of December 31, 2017, 2016 and 2015, we and our vessel-owning subsidiaries had outstanding borrowings under our Credit Facility, the Kelty Loan Agreement, the DVB Loan Agreement, HSH Loan Agreement, the Firment Credit Facility and the Silaner Credit Facility of an aggregate of $41.7 million, $65.8 million and $78.6 million, respectively.

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

In June 2011, $19.0 million was drawn (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. Tranche A was originally payable in 30 quarterly installments of $440,000 and a balloon payment of $5.8 million payable together with the 30th and last installment payable in December 2018. Subsequent to the third waiver and the fourth waiver described below, the balance outstanding at December 31, 2017, of Tranche A is payable in 3 quarterly installments of $440,000, starting in June 2018 and a balloon payment of $7,060,000 payable together with the 3rd and last installment payable in December 2018. As of December 31, 2017, the outstanding principal balance of Tranche A was $8,380,000.

In September 2011, $18.0 million was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. Tranche B was originally payable in 30 quarterly installments of $416,250 and a balloon payment of $5.5 million payable together with the 30th and last installment payable in March 2019. Subsequent to the third waiver and the fourth waiver described below, the balance outstanding at December 31, 2017, of Tranche B is payable in 4 quarterly installments of $416,250 and a balloon payment of $6,677,500 payable together with the 4th and last installment payable in March 2019. As of December 31, 2017, the outstanding principal balance of Tranche B was $8,342,500.

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

Covenants

The DVB Loan Agreement contains financial and other covenants. We have agreed with DVB Bank to amend our loan agreement and waive certain covenants in various agreements which were memorialized by supplemental agreements in April 2013, February 2015, April 2016 and June 2017, covering the periods from December 31, 2012 to March 31, 2014 (“first waiver period”), from December 31, 2014 to March 30, 2016 (“second waiver period”), from March 1, 2016 to March 31, 2017 (“third waiver period”) and from April 1, 2017 to April 1, 2018 (“fourth waiver period”), respectively. The covenants as in effect provide that:

➢	During the first waiver period the aggregate charter free-market value of the mortgaged vessels should have equaled or exceed 107% (instead of 120% during the first two years and 130% thereafter) of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank up to $1.0 million. During the second waiver period the required percentage was set at 110%. During the third waiver period the required percentage was set at 50%. For the period from April 1, 2017 to December 31, 2017, the required percentage must equal or exceed 50% of the outstanding loan balance, for the period from January 1, 2018 to June 30, 2018 the percentage becomes 105% and after June 30, 2018 the percentage will return to 130%. As of December 31, 2017 and 2016, the aggregate fair market value of the Mortgaged vessels was approximately 146% and 91%, respectively of the outstanding balance under the DVB Loan Agreement less any cash pledged to DVB Bank;

➢	A quarterly cash sweep mechanism was put into effect in April 2013 and implemented on all vessels mortgaged under the DVB Loan Agreement on an individual vessel basis until the security value equals or exceeds 130% of the loan outstanding. Under this mechanism, all earnings of these vessels after operating expenses, drydocking provision, general and administrative expenses and debt service, if any, are to be used as applied towards the balloon payment of the relevant tranche. During the period from September 28, 2017 to June 14, 2018 the cash sweep will include all earnings of the vessels after operating expenses, drydocking provision and general and administrative expenses up to $6,700 per day per vessel and after debt service, to be applied toward interest expense, deferred payments, restoration of a minimum liquidity up to $500,000 per owner and the balloon payment in that order;

➢	During both the first and the second waiver periods we should have maintained a minimum market adjusted net worth of more than $20.0 million (instead of $50.0 million) and a minimum liquidity of $5.0 million (instead of the lesser of $10.0 million and $1.0 million per vessel owned by us). During the third waiver period the application of this clause was waived so long as we are not otherwise in default under the DVB Loan Agreement and no legal proceeding has been taken against us or any of our subsidiaries for an amount exceeding $500,000. During the fourth waiver period this clause is waived. As of December 31, 2017, we maintained a net worth of approximately $12.0 million, $38.0 million less than the initial requirement, and cash of approximately $2.8 million, $2.2 million less than the initial requirement;

➢	During both the first and the second waiver periods the ratio of our market adjusted net worth to our total assets should have been greater than 15% (instead of 35%). During the third waiver period the application of this clause was waived so long as Globus is not otherwise in default under the DVB Loan Agreement and no legal proceeding has been taken against it or any of its subsidiaries for an amount exceeding $500,000. During the fourth waiver period this clause is waived. As of December 31, 2017, we maintained a ratio of approximately 20%, 15% less than the initial requirement;

➢	Globus was permitted to pay dividends on its common shares until the first waiver period provided that no event of default had occurred and was continuing at the time of declaration or payment of such dividends, nor would result from the declaration or payment of such dividends. During the first waiver period Globus may have paid dividends to the holders of preferred shares in an aggregate amount that will not exceed $500,000 per fiscal year. During the third waiver period and at any time thereafter, Globus is allowed to pay dividends to its shareholders provided that (i) no event of default has occurred and is continuing at the time of declaration or payment of such dividends, nor would result from the declaration or payment of such dividends and (ii) there is no less than $500,000 standing to the credit of each minimum liquidity account at the time of declaration or payment of the dividends and (iii) the amount of each balloon payment is not more than $5,300,000 in respect of the Artful advance and not more than $5,012,500 in respect of the Longevity advance at the time of declaration or payment of the dividends.

➢	The vessel-owning subsidiaries that own a vessel pledged as security under the DVB Loan Agreement will each maintain a minimum liquidity of $500,000 except during the Restructuring Period. During the third waiver period this obligation was waived and the amount deposited from time to time in such Account would not have been more than $500,000 in aggregate. During the fourth waiver period each borrower is required to maintain as minimum liquidity only the portion of excess cash up to $500,000 in aggregate after prepayment of any deferred amount in respect of its advance ;

➢	Mr. George Feidakis maintain at least 35% of our total voting share capital and be a member of the board of directors. Mr. Athanasios Feidakis must remain the Chief Executive Officer;

➢	We maintain our listing on a major stock exchange in the United States, Europe or Asia.

➢	In connection to the agreement reached in March 2017 the ultimate beneficial owner of Firment Shipping Inc. provided a letter of undertaking to pledge its shares of the Company in the event of a breach of certain financial covenants during the period from January 1, 2018 to June 30, 2018.

The amendments with respect to the first waiver were subject to $1.0 million prepayment, which was paid in April 2013. The prepayment was applied against the balloon payment.

The amendments with respect to the second waiver period were subject to a $3.4 million prepayment initially agreed to be paid no later than June 30, 2015, and subsequently verbally agreed to be paid at the dates of the original repayment schedule, and which we paid at such installment times.

The amendments with respect to the third waiver were subject to $1.7 million prepayment, which was paid in April 2016, and the number of quarterly payments and the amount of the balloon payments were revised (as described above). The prepayment was applied against the four consecutive quarterly installments following the prepayment.

The amendments with respect to the fourth waiver period were subject to a $1.7 million prepayment by September 2017, which is the aggregated amount of two quarterly installments for each tranche, and another $1.7 million were deferred to the balloon payment of each tranche.

As of December 31, 2017 and 2016, we were in compliance with the loan covenants of the DVB Loan Agreement, as amended and in effect.

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

In March 2016, we reached a settlement agreement with Commerzbank relating to the Kelty Loan Agreement. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million plus the accrued interest of $112,000 in return of the consideration from the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708. If the total amount of cash and bank balances and bank deposits exceeded $10 million in the aggregate as declared on June 30, 2016 then we would have been required to pay to Commerzbank any excess amounts. Because there was no excess, Globus was released from its guarantee.

Firment Credit Facility

In December 2013, Globus Maritime Limited entered into a credit facility for up to $4.0 million with Firment Trading Limited, a related party to us, for the purpose of financing our general working capital needs. The Firment Credit Facility was unsecured and remained available until it expired on April 12, 2017. During December 2014 the credit limit of the facility increased from $4.0 million to $8.0 million and its final maturity date was extended from December 12, 2015 to April 29, 2016. During December 2015 the credit limit of the facility increased from $8.0 million to $20.0 million and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a related party to us. We had the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount could have been re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee was charged on the amounts remaining available and undrawn.

As of December 31, 2016 and 2015, the amounts drawn and outstanding with respect to the facility were $17.4 million and $14.6 million, respectively. As of December 31, 2016 and 2015, there was an amount of $2.6 million and $5.4 million available to be drawn under the Firment Credit Facility, respectively. As of December 31, 2016 and 2015 we were in compliance with the loan covenants of the Firment Credit Facility.

In connection with the February 2017 private placement, on February 8, 2017 Firment released an amount equal to $16,885,000 (but left an amount equal to $1,638,787 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility terminated n April 2017.

Silaner Credit Facility

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a related party to us, for the purpose of financing our general working capital needs. The Silaner Credit Facility was unsecured and remained available until its final maturity date on January 12, 2018. We had the right to drawdown any amount up to $3.0 million or prepay any amount in multiples of $100,000. Any prepaid amount could have been re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn. As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $3.1 million, which amount was approved by our board. As of December 31, 2017, the amount drawn and outstanding with respect to the facility was $0. As of December 31, 2017 and 2016 we were in compliance with the loan covenants of the Silaner Credit Facility.

In connection with the February 2017 private placement, on February 8, 2017 Silaner released an amount equal to the outstanding principal of $3,115,000 (but left an amount equal to $74,048 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. The Silaner Credit Facility terminated in January 2018.

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

$8.6 million was drawn (Tranche A) for the purpose of prepaying the amount outstanding to our Credit Facility with Credit Suisse with respect to m/v River Globe. Tranche A was originally payable in 19 quarterly installments of $239,115 starting in June 2015 and a balloon payment of $4.0 million payable together with the 19th and last installment payable in December 2019. The balance outstanding of Tranche A at December 31, 2017 was $7,051,092 payable in 8 equal quarterly installments of $239,115 starting in March 2018, as well as a balloon payment of $5,138,172 due together with the 8th and final installment due in December 2019.

$10.1 million was drawn (Tranche B) for the purpose of prepaying the amount outstanding to our Credit Facility with Credit Suisse with respect to m/v Sky Globe. Tranche B was originally payable in 19 quarterly installments of $230,000 starting in June 2015 and a balloon payment of $5.7 million payable together with the 19th and last installment payable in December 2019. The balance outstanding of Tranche B at December 31, 2017 was $8,616,667 payable in 8 equal quarterly installments of $230,000 starting in March 2018, as well as a balloon payment of $6,776,667 due together with the 8th and final installment due in December 2019.

$10.7 million was drawn (Tranche C) for the purpose of prepaying the amount outstanding to our Credit Facility with Credit Suisse with respect to m/v Star Globe. Tranche C was originally payable in 19 quarterly installments of $224,480 starting in June 2015 and a balloon payment of $6.5 million payable together with the 19th and last installment payable in December 2019. The balance outstanding of Tranche C at December 31, 2017 was $9,269,267 payable in 8 equal quarterly installments of $224,480 starting in March 2018, as well as a balloon payment of $7,473,427 due together with the 8th and final installment due in December 2019.

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

Subject to the below, the HSH Loan Agreement contains various covenants requiring the vessels owning companies and Globus to, among others things, ensure that:

➢	the aggregate fair market value of the mortgaged vessels and any additional security must equal or exceed 125% of the outstanding balance under the loan agreement,

➢	the ratio of Globus’s total liabilities to its market adjusted total assets shall always be not higher than 0.75:1.00,

➢	Globus to maintain a minimum market adjusted net worth of more than or equal to $30.0 million, except during the period from June 3, 2016 ending March 3, 2018 during which this requirement is waived. As of December 31, 2017, Globus had a net worth of approximately $12.0 million, $18.0 million less than the initial requirement,

➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $250,000 in an account pledged to the bank,

➢	Globus shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness, except during the period from June 3, 2016 ending March 3, 2018 during which this requirement is waived. As of December 31, 2017, Globus had a ratio of approximately 6.6% of its consolidated indebtedness; and

➢	the borrowers are restricted from making dividends so long as any amount that was payable in 2017 and deferred as described below remains outstanding.

On July 10, 2017, the Company reached an agreement with HSH Nordbank AG to amend the HSH Loan including amendments to relax or waive certain covenants of the original loan agreement until March 3, 2018. The Company paid in September 2017 $1 million for prepayment of debt and the four scheduled principal installments due within 2017, each amounting to $693,595, were deferred to the balloon payment. In addition, we also undertook the liability to raise new equity of at least $1,800,000 which has been satisfied.

All of the Company’s loan and credit arrangements with unaffiliated third parties (this excludes the Silaner Credit Facility, which is affiliate of our chairman Mr. George Feidakis) contain cross-default provisions that provide that if the Company is in default under any of its loan or credit arrangements, the lender of another loan or credit arrangement can declare a default under its other loan or credit arrangement, which could result in the Company’s default in all of its loan and credit arrangements with unaffiliated third parties. Because of the presence of cross-default provisions in these loan and credit arrangements with unaffiliated third parties, the refusal of any lender to grant or extend a relaxation or a waiver could result in most of its indebtedness being accelerated, notwithstanding that other lenders have relaxed or waived covenant defaults under their respective loan arrangements.

In June and July 2017, we entered into supplemental agreements with DVB Bank SE and HSH Nordbank AG, respectively.

As of December 31, 2017, we were in compliance with the loan covenants included in its loan agreements with HSH Nordbank AG and DVB Bank SE, as amended and in effect. However, we may not be able to meet certain of the relaxed terms included in the supplemental agreements with the banks, including maintaining a minimum liquidity and minimum net worth once the waivers expire and cannot guarantee that we will be able to obtain new waivers or extensions to these waivers. If we are unable to obtain further waivers or extend the existing waivers or meet the terms of these loan agreements without them, we may breach covenants contained in such loan agreements constituting an event of default. If an event of default occurs under the DVB Loan Agreement or the HSH Loan Agreement, due to cross-default provisions included in these agreements, our lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

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

As of December 31, 2017, 2016 and 2015, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

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

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017, assuming the banks will not demand the repayment of the loans before maturity:

	Less than One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. Dollars)
Long term debt	12,403	29,257	-	-	41,660
Interest on long term debt	1,731	1,029	-	-	2,760
Lease payments	149	298	298	299	1,044

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and our directors. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2020, the term of our Class II directors expires at our annual general meeting of shareholders in 2018 and the term of our Class III directors expires at our annual general meeting of shareholders in 2019. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Director, Chairman of the Board of Directors	67
Ioannis Kazantzidis	Director	67
Jeffrey O. Parry	Director	58
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	31
Olga Lambrianidou	Secretary	62

Georgios (“George”) Feidakis, a Class III director, is our founder and principal shareholder and has served as our non-executive chairman of the board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. George Feidakis has been involved with since 1994 and has been listed on the Athens Stock Exchange since 1968, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well-known brands in Greece, the Balkans, Turkey, Italy and UK. FG Europe is also active in the air-conditioning and white/brown electric goods market in Greece and ten other countries in Europe as well as in the production of renewal energy. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. As of January 31, 2017, Mr. Feidakis was the majority shareholder of Eolos Shipmanagement SA.

Athanasios (“Thanos”) Feidakis * a Class I director was appointed to our board of directors in July 2013 to fill a vacancy in our board of directors. As of December 28, 2015, Mr. Athanasios Feidakis was also appointed our President, CEO and CFO. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to April 2016, Mr. Athanasios Feidakis was a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey, Italy and UK. From December 2008 to December 2015, Mr. Athanasios Feidakis was the President of Cyberonica S.A., a family owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London) and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

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

Ioannis Kazantzidis, a Class I director, was appointed to our board in November, 2016 to fill a vacancy in our board of directors. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has since 2009 been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, and a senior partner in Porto Trans Auto Services Company, both based in Jebel Ali, UAE. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis has served, since 2015, as the Chairman of W.M.Mendis Hotel Pvt Ltd in the Republic of Sri Lanka. From 1989 to 2015, he was the Chairman of Fishermans Wharf Pvt Ltd, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015.

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

B.  Compensation

The aggregate compensation paid to members of our senior management or a consulting company for which an executive officer is an owner in 2017 was approximately $0.2 million and for 2016 and 2015 was approximately $0.1 million for each year. In addition, our senior management received no shares in 2017, 2016 and 2015. Information about dividends paid to our shareholders, including to holders of Series A Preferred Shares, is contained in “Item 8.  Financial Information - A. Consolidated Statements and Other Financial Information - Our Dividends Policy and Restrictions on Dividends.”

On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided amount to Euro 200,000. The consultant shall be eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. In 2017, the aggregate remuneration for all executive officers amounted to approximately $229,000 and in 2016 to approximately $97,000.

The aggregate compensation other than share based compensation paid to our non-executive directors in 2017 was approximately $352,000 and for 2016 and 2015 was nil. In addition, in 2017, 2016 and 2015, non-executive directors received an aggregate of 20,937 common shares, 34,580 common shares and 18,372 common shares, respectively. As of December 31, 2017 we had not yet paid our non-executive directors the cash amounts that we agreed to pay them for their service to us in 2017; such amount in the aggregate is approximately approximately $126,250. In 2018 to date, we have paid $30,000 of this outstanding amount.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2017 a non-current liability of $82,214 for such payments.

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

On December 28, 2015, Mr. Thanos Feidakis resigned from the board of directors as a Class II director and was immediately reappointed by the board of directors as a Class I director whose term will expire at the Company’s 2020 annual meeting of shareholders. This was accomplished solely in order to provide for an equal apportionment of the members of the board of directors of Globus Maritime Limited, among the three classes of its classified board of directors.

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

The Remuneration Committee is comprised of Jeffrey O. Parry, Athanasios Feidakis, and Ioannis Kazantzidis. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officers, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee is responsible for declaring dividends on our Series A Preferred Shares, if any. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies. While Athanasios Feidakis is not an independent director, we believe that, as our Chief Executive Officer, he has a substantial vested interest in our success and his particular input will significantly aid and assist us.

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

For information about the term of each director, see “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”.

D.  Employees

As of December 31, 2017, we had eleven full-time employees and one consultant that we hired directly. All of our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

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

2017, 2016, 2015 Grants

No awards were granted pursuant to the equity incentive plan during the years ended December 31, 2017, 2016 and 2015, but we issued shares directly to our directors, which was not part of the equity incentive program.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of March 8, 2018 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this annual report on Form 20-F and all directors and executive officers as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 32,013,967 common shares outstanding on March 8, 2018. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of March 8, 2018	Percentage of common shares beneficially owned as of March 8, 2018 (1)
5% Beneficial Owners

United Capital Investments Corp. (2)	15,000,000	33.7%
Officers and Directors
George Feidakis (3)	25,959,334	65.9%
Ioannis Kazantzidis	10,243	*	%
Jeffrey O. Parry	13,427	*	%
Athanasios Feidakis	118,864	*	%
All executive officers and directors as a group	26,101,868	66.26	%(4)

*Less than 1.0% of the outstanding shares.

(1) In the case of United Capital Investments Corp. and Mr. George Feidakis, these percentages assume the full exercise of the warrants they are each beneficially deemed to own and no exercise of warrants held by any other warrant holder. United Capital Investments Corp.’s warrant contain a blocker provision which prohibits its exercise to the extent such exercise would cause United Capital Investments Corp., together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. In making the calculations above, we have assumed that this “Blocker Provision” did not exist.

(2) United Capital Investments Corp. beneficially owns (a) 2,500,000 common shares, a Liberian corporation, and (b) 12,500,000 common shares issuable upon the exercise of warrant acquired in the October 2017 SPA. To the Company’s knowledge, United Capital Investments Corp. did not own any shares in the three years prior to the October 2017.

(3) Mr. George Feidakis beneficially owns (a) 18,579,317 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power and (b) 7,380,017 common shares issuable upon the exercise of warrants held by Firment Shipping Inc. Mr. George Feidakis and Firment Shipping Inc., disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares. The warrants held by Firment Shipping Inc. do not contain the “Blocker Provision”.

When we filed our annual report for the years ended 2016 and 2017, Mr. George Feidakis beneficially owned 43.4% and 58.7% of our common shares, respectively. As part of the February 2017 private placement, Firment Shipping Inc. acquired 20 million shares and warrants to purchase 7,380,017 common shares. Public filings indicate that in 2017 Firment Shipping Inc. sold 1,420,683 common shares.

(4) Includes common shares acquirable within 60 days upon exercise of warrants owned by Firment Shipping Inc.

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

B.  Related Party Transactions

Lease

During the 2017, 2016 and 2015 fiscal years, we incurred rents of $140,000, $138,000 and $195,000, respectively, to Cyberonica S.A., a company owned by Mr. George Feidakis, for the rental of 350 square meters of office space for our operations. As of December 31, 2017, we owed $471,000 in back rent to Cyberonica S.A.

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

February 2017 Private Placement

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 5 million of our common shares and warrants to purchase 25 million of our common shares at a price of $1.60 per share (subject to adjustment) to four investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. The following day, we entered into a registration rights agreement with the Purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants. One of the investors was the sister of our CEO and daughter of our chairman.

Firment Credit Facility

In December 2013, Globus Maritime Limited entered into a credit facility for up to $4.0 million with Firment Trading Limited, a related party to us, for the purpose of financing our general working capital needs. The Firment Credit Facility was unsecured and remained available until it terminated on April 29, 2016. During December 2014 the credit limit of the facility increased from $4.0 million to $8.0 million and its final maturity date was extended from December 12, 2015 to April 29, 2016. During December 2015 the credit limit of the facility increased from $8.0 to $20.0 million and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a related party to us. We had the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount could have been re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2016 and 2015, the amounts drawn and outstanding with respect to the facility were $17.4 million and $14.6 million, respectively. As of December 31, 2016 and 2015, there was an amount of $2.6 million and $5.4 million available to be drawn under the Firment Credit Facility, respectively. As of December 31, 2016 and 2015 we were in compliance with the loan covenants of the Firment Credit Facility.

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

Silaner Credit Facility

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a related party to us, for the purpose of financing our general working capital needs. The Silaner Credit Facility was unsecured and remained available until it terminated on January 12, 2018. We had the right to drawdown any amount up to $3.0 million or prepay any amount in multiples of $100,000. Any prepaid amount could have been be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee was charged on the amounts remaining available and undrawn. As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $3.1 million, which amount has been approved by our board. As of December 31, 2017 and 2016 we were in compliance with the loan covenants of the Silaner Credit Facility.

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

Registration Rights Agreement

In November 2016, we entered into a registration rights agreement with Firment Trading Limited, pursuant to which we granted to them and their affiliates (including Mr. George Feidakis and certain of their transferees), the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act our common shares held by them. Under the registration rights agreement, these persons have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by us.

Consulting Agreements

On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO.

In June 2016, our Manager, entered into a consultancy agreement with Eolos Shipmanagement S.A., a related party, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services our Manager receives a daily fee of $1,000. This agreement terminated on January 31, 2017. For 2017 and 2016 the total income from these fees amounted to $31,000 and $187,000, respectively, and is classified in the income statement component of the consolidated statement of comprehensive (loss)/income under management & consulting fee income.

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

No dividends were declared or paid on our common shares during the years ended December 31, 2017, 2016 and 2015.

No dividends were declared on our Series A Preferred Shares during the year ended December 31, 2016. The Series A Preferred Shares were redeemed in 2016 and no Series A Preferred Shares are outstanding as of December 31, 2016 and 2017.

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

B.  Significant Changes

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 5 million of our common shares and warrants to purchase 25 million of our common shares at a price of $1.60 per share (subject to adjustment) to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. The following day, we entered into a registration rights agreement with the Purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

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

Each of the above mentioned warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision, which we call the “Blocker Provision”, does not limit a warrant holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. The warrants that we sold in February and October 2017 each contain a provision whereby the relevant holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering the resale of the shares issuable thereunder is not effective. If for any reason we are unable to keep such a registration statement active, we could be required to issue shares without receiving cash consideration.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 2.5 million of our common shares and a warrant to purchase 12.5 million of our common shares at a price of $1.60 per share (subject to adjustment) to an investor in a private placement. These securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended. On that day, Company also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 2.5 million common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 Warrant.

Under the terms of the October 2017 Warrant, the warrant holder may not exercise its warrant to the extent such exercise would cause the warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the October 2017 Warrant which have not been exercised. This provision does not limit the warrant holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. This “Blocker Provision” is identical to the Blocker Provision contained in the warrants purchased in February 2017 (other than in the warrants granted to Silaner Investments Limited and Firment Trading Limited, which have no such provision). The October 2017 Warrant is exercisable for 24 months after its issuance.

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

On October 20, 2016, we effected a four-for-one one reverse stock split which reduced number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares).

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

Period Ended	High	Low

Monthly
March 2018 (through and including March 8, 2018)	$1.14	$0.99
February 2018	$1.20	$1.00
January 2018	$1.37	$1.17
December 2017	$1.47	$1.08
November 2017	$1.88	$0.91
October 2017	$1.06	$0.92
September 2017	$0.97	$0.91

Quarterly
Fourth Quarter 2017	$1.88	$0.91
Third Quarter 2017	$1.36	$0.91
Second Quarter 2017	$4.41	$0.91
First Quarter 2017	$10.77	$3.07
Fourth Quarter 2016	$14.23	$1.66
Third Quarter 2016	$3.28	$1.64
Second Quarter 2016	$5.16	$1.00
First Quarter 2016	$0.88	$0.24

Yearly
2017	$10.77	$0.91
2016	$7.09	$0.20
2015	$10.16	$0.60
2014	$17.76	$8.88
2013	$16.84	$6.80

Our articles of incorporation do not permit the issuance of bearer shares.

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

In April 2012 we issued an aggregate of 3,347 Series A Preferred Shares to our two executive officers, but as of December 31, 2016 and as of the date hereof no Series A Preferred Shares were outstanding. The holders of our Series A Preferred Shares will be entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of our Remuneration Committee, in its sole discretion. Our board of directors or Remuneration Committee will determine whether funds are legally available under the BCA for such dividend. Any accrued but unpaid dividends will not bear interest. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our Series A Preferred Shares will be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our Series A Preferred Shares are not convertible into any of our other capital stock.

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

Conversion

Our common shares are not convertible into any other shares of our capital stock. Each of our Class B shares is convertible at any time at the election of the holder thereof into one of our common shares on a one-for-one basis. We will not reissue or resell any Class B shares that shall have been converted into common shares.

Directors

Our directors are elected by the vote of the plurality of the votes cast by holders with voting power of our voting shares. Our articles of incorporation provide that our board of directors must consist of at least three members. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the total voting power of our outstanding capital stock (subject to the rights of any holders of preferred shares). The board of directors may change the number of directors by a majority vote of the entire board of directors.

No contract or transaction between us and one or more of our directors or officers will be void or voidable solely for the following reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if (1) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board of directors or committee, and the board of directors or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors; or (2) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders.

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

Dissenters’ Right of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain amendments to our articles of incorporation and certain mergers or consolidations or the sale or exchange of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual course of its business, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange to fix the value of the shares.

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

Limitations on Liability and Indemnification of Directors and Officers

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law (i.e., other than breach of duty of loyalty, acts not taken in good faith or which involve intentional misconduct or a knowing violation of law or transactions for which the director derived an improper personal benefit) and provides that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses to our directors and officers and expect to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

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

D.  Exchange Controls

We are not aware, under Marshall Islands law, of any restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to holders of our common shares that are neither residents nor citizens of the Marshall Islands.

E.  Taxation

Marshall Islands Tax Considerations

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or engage in business, transactions or operations in the Marshall Islands.

Because we do not, and we do not expect that we or any of our future subsidiaries will, conduct business, transactions or operations in the Marshall Islands, and because we anticipate that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding tax on our distributions. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and our shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.

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

The Net Basis Tax and Branch Profits Tax

The Company and each of its subsidiaries do not expect to engage in any activities in the United States (other than port calls of its vessels) or otherwise have a fixed place of business in the United States. Consequently, the Company and its subsidiaries are not expected to be subject to the net basis or branch profits taxes. Nonetheless, if this situation were to change or if the Company or a subsidiary of the Company were to be treated as engaged in a United States trade or business, all or a portion of the Company’s or such subsidiary’s taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this United States trade or business, or effectively connected income. Any effectively connected income, net of allowable deductions, would be subject to United States federal corporate income tax. In addition, an additional 30% branch profits tax would be imposed on the Company or such subsidiary at such time as the Company’s or such subsidiary’s after-tax effectively connected income is deemed to have been repatriated to the Company’s or subsidiary’s offshore office.

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

The 50 % Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). For the taxable year ended December 31, 2017, the Company believes that each of its vessel-owning subsidiaries satisfied the 50% Ownership Test based on the beneficial ownership of more than 50% of the value of its shares by a qualifying shareholder, assuming that such shareholder meets all of the substantiation and reporting requirements under Section 883 of the Code and the Section 883 Regulations for such taxable year, and that each such subsidiary should therefore qualify for the Section 883 Exemption for such taxable year.

The CFC Test

The CFC Test requires that a non-United States corporation be treated as a controlled foreign corporation, or a CFC, for United States federal income tax purposes for more than half of the days in the taxable year. A CFC is a foreign corporation, more than 50% of the vote or value of which is owned by significant U.S. shareholders (meaning U.S. persons who own at least 10% of the vote or value of the foreign corporation). In addition, more than 50% of the value of the shares of the CFC must be owned by qualifying U.S. persons for more than half of the days during the taxable year concurrent with the period of time that the company qualifies as a CFC. For this purpose, a qualifying U.S. person is defined as a U.S. citizen or resident alien, a domestic corporation or domestic tax-exempt trust, in each case, if such U.S. person provides the company claiming the exemption with an ownership statement. The Company does not believe that the requirements of the CFC Test will be met in the near future with respect to the Company or any of its subsidiaries.

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

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, valid for the year ended December 31, 2017, certifying the qualifying shareholder status of a shareholder beneficially owning more than 50% of the value of each such subsidiary’s stock and the status of intermediaries as required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

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

Dividends paid in respect of the Company’s common shares may qualify for the preferential rate attributable to qualified dividend income if: (1) the common shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (3) the United States Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend and (4) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. The first requirement currently is and has been met, as our common shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market is a tier of the Nasdaq Stock Market, which is an established securities market. Further, there is no minimal trading requirement for shares to be “readily tradable,” so as long as our common shares remain listed on the Nasdaq Capital Market or any other established securities market in the United States, the first requirement will be satisfied. However, if our common shares are delisted and are not tradable on an established securities market in the United States (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity”), the first requirement would not be satisfied, and dividends paid in respect of our common shares would not qualify for the preferential rate attributable to qualified dividend income. The second requirement is expected to be met as more fully described below under “—Consequences of Possible PFIC Classification.” Satisfaction of the final two requirements will depend on the particular circumstances of each United States Holder. Consequently, if any of these requirements are not met, the dividends paid to individual United States Holders in respect of the Company’s common shares would not be treated as qualified dividend income and would be taxed as ordinary income at ordinary rates.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2017.

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

In addition to the QEF election, Section 1296 of the Code permits United States Holders to make a “mark-to-market” election with respect to marketable shares in a PFIC, generally meaning shares regularly traded on a qualified exchange or market and certain other shares considered marketable under U.S. Department of the Treasury regulations. For this purpose, a class of shares is regularly traded on a qualified exchange or market for any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter of the year. Our common shares are regularly traded on the Nasdaq Capital Market, which is an established securities market. However, if our common shares were to be delisted, (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity”), then the mark-to-market election generally would be unavailable to United States Holders. If a United States Holder makes a mark-to-market election in respect of its common shares, such United States Holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over such United States Holder’s adjusted tax basis in the common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such United States Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the United States Holder’s basis in the common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). The consequences of this election may be less favorable than those of a QEF election for United States Holders that are sensitive to the distinction between ordinary income and capital gain.

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

Net Investment Income Tax

A United States Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such United States Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such United States Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of the common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a United States Holder’s pro rata share of the Company’s income and gain if we are a PFIC and that United States Holder makes a QEF election, as described above in “—United States Federal Income Taxation of United States Holders—Consequences of Possible PFIC Classification”. However, a United States Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a United States Holder’s ordinary income and net investment income. If you are a United States Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in the common shares.

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

Individual United States Holders who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by financial institutions). Stock in a foreign corporation, including our common shares, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You should consult your tax advisor regarding the filing of this form. United States Holders of common shares may be required to file additional forms with the IRS under the applicable reporting provisions of the Code. You should consult your tax advisor regarding the filing of any such forms.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with DVB Bank and HSH. As of December 31, 2017, we had a $16.7 million principal balance outstanding under the DVB Loan Agreement with DVB Bank and a $24.9 million principal balance outstanding under the HSH Loan Agreement.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive (loss)/income.

In 2017, the weighted average interest rate for our then-outstanding facilities in total was 3.8% and the respective interest rates on our loan agreements ranged from 3.4% to 4.5%, including margins.

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

The following table sets forth the sensitivity of our existing loans as of December 31, 2017 as to a 1.0% (100 basis points) increase in LIBOR, during the next five years, and reflects the additional interest expense that will be incurred.

Year	Amount
2018	$0.4 million
2019	$0.2 million
2020	$-
2021	$-
2022	$-

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

Not Applicable.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2017 is effective.

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

Item 16C.  Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2017 and 2016. This table below sets forth the total amounts billed and accrued for Ernst & Young services and breaks down the amounts by category of services:

	2017	2016

Audit Fees	$118,000	$111,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	$4,500	$4,500

Total	$122,500	$115,500

Audit fees for the years ended December 31, 2017 and 2016 were paid in Euros, and we assume an exchange rate of 0.88€/$ and 0.8997€/$ for 2017 and 2016, respectively.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Affiliated Purchaser Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
February 1-28, 2017	20,000,000	(1)	$1.00	(1)	N/A	N/A

(1)	Figure excludes 7,380,017 common shares issuable upon exercise of warrants, which warrants have a $1.60 strike price.

There is no share repurchase plan or program by the Company. In connection with the closing of the February 2017 private placement, we entered into two loan amendment agreements with existing lenders who are beneficially owned by our Chairman and majority shareholder, Mr. George Feidakis.

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

To date, no issuances have occurred pursuant to the warrants issued to Firment Shipping Inc.

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

Item 16H.  Mining Safety Disclosure

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following consolidated financial statements beginning on page F-1 are filed as a part of this annual report on Form 20-F.

Item 19.  Exhibits

1.1	Articles of Incorporation of Globus Maritime Limited (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 24, 2010)

1.2	Bylaws of Globus Maritime Limited (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 24, 2010)

1.3	Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

1.4	Articles of Amendment of the Articles of Incorporation of Globus Maritime Limited, dated October 17, 2016 (incorporated by reference to Exhibit 1.4 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.1	Credit Facility between Credit Suisse and Global Maritime Limited, as supplemented (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Loan Agreement between Deutsche Schiffsbank Aktiengesellschaft and Kelty Marine Ltd. (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.3	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.4	Registration Rights Agreement between Globus Maritime Limited, Firment Trading Limited and Kim Holdings S.A. (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.5	Sixth Supplemental Agreement to Facility Agreement, dated May 5, 2011 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on May 9, 2011)

4.6	Globus Maritime Limited 2012 Equity Incentive Plan amended August 12, 2016 and April 9, 2017 (incorporated by reference to Exhibit 4.7 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.7	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited (previously filed as Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

4.8	Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated March 1, 2012 (incorporated by reference to Exhibit 4.10 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.9	Second Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated April 10, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.10	Seventh Supplemental Agreement to Facility Agreement, dated March 26, 2013 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.11	Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated December 16, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2014)

4.12	Third Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated February 20, 2015 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.13	Eighth Supplemental Agreement to Facility Agreement, dated August 14, 2014 (incorporated by reference to Exhibit 4.13 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.14	Ninth Supplemental Agreement to Facility Agreement, dated February 25, 2015 (incorporated by reference to Exhibit 4.14 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.15	Facility Agreement among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., HSH Nordbank AG and Globus Maritime Limited, dated February 27, 2015 (incorporated by reference to Exhibit 4.15 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.16	First Supplemental Agreement to Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated April 28, 2015 (incorporated by reference to Exhibit 4.16 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.17	Second Supplemental Agreement to the Revolving Credit Facility Agreement between Globus Maritime Limited and Firment Trading Limited dated December 29, 2015 (incorporated by reference to Exhibit 4.17 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.18	Third Supplemental Agreement – Assignment to the Revolving Credit Facility Agreement between Globus Maritime Limited, Firment Trading Limited, a Cypriot company, and Firment Trading Limited, a Marshall Islands corporation, dated December 31, 2015 (incorporated by reference to Exhibit 4.18 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.19	Agreement for a Revolving Credit Facility dated January 12, 2016 between Globus Maritime Limited and Silaner Investments Limited (incorporated by reference to Exhibit 4.19 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.20	Settlement Agreement among Commerzbank Aktiengesellschaft, Kelty Marine Ltd. and Globus Maritime Limited dated March 21, 2016 (incorporated by reference to Exhibit 4.20 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.21	Fourth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated April 18, 2016 (incorporated by reference to Exhibit 4.21 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.22	Private Sublease Agreement dated January 2, 2016 between Globus Maritime Limited and Cyberonica S.A. (incorporated by reference to Exhibit 4.23 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.23	Share and Warrant Purchase Agreement dated February 8, 2017 between Globus Maritime Limited and the Purchasers listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.24	Registration Rights Agreement between Globus Maritime Limited and the Purchasers dated February 9, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.25	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Firment Trading Limited (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.26	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Silaner Investments Limited (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.27	Form of Warrant issued to each Purchaser (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.28	Warrant dated February 8, 2017 issued to nominee of Firment Trading Limited (incorporated by reference to Exhibit 10.6 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.29	Warrant dated February 8, 2017 issued to nominee of Silaner Investments Limited (incorporated by reference to Exhibit 10.7 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.30	Schedule to Exhibit 4.27 (Regarding Material Differences in Issued Warrants) (incorporated by reference to Exhibit 10.8 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2016)

4.31	Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited, dated December 5, 2016 (incorporated by reference to Exhibit 4.32 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.32	Share and Warrant Purchase Agreement dated October 19, 2017 between Globus Maritime Limited and the Purchaser listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.33	Registration Rights Agreement between Globus Maritime Limited and the Purchaser dated October 19, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.34	Warrant issued to United Capital Investments Corp. (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.35	Fifth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp., dated June 23, 2017 (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on December 15, 2017)

4.36	Second Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited, dated July 10, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on December 15, 2017)

8.1	Subsidiaries of Globus Maritime Limited (incorporated by reference to Exhibit 4.20 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

11.1	Code of Ethics & Conduct of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

12.1/12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President, Chief Executive Officer and Chief Financial Officer

13.1/13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President, Chief Executive Officer and Chief Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

101*	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2016 and 2017; (ii) Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2015, 2016 and 2017; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and (vi) the Notes to Consolidated Financial Statements.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
	Name:	Athanasios Feidakis
	Title:	President, Chief Executive Officer and Chief Financial Officer

Date: March 9, 2018

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Globus Maritime Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each for the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as at December 31, 2017 and for the year then ended, the Company has incurred a net loss from operations, has a working capital deficiency and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. In addition, based on its projections, the Company may not be able to comply with certain covenants of loan agreements with banks without obtaining waivers or extending the existing waivers, therefore, it may not be able to meet its debt obligations as they become due in the twelve-month period ending following the issuance of these consolidated financial statements. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2007.

Athens, Greece
March 9, 2018

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the year ended 31 December 2017

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

	Notes	2017	2016	2015
REVENUE:
Voyage revenues		14,392	8,740	12,715
Management and consulting fee income	4	31	278	-
Total Revenues		14,423	9,018	12,715

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	14	(1,892)	(1,271)	(2,384)
Vessel operating expenses	14	(9,135)	(8,688)	(10,321)
Depreciation	5	(4,854)	(5,014)	(6,085)
Depreciation of dry docking costs	5	(862)	(1,005)	(1,062)
Amortization of fair value of time charter attached to vessels		-	-	(41)
Administrative expenses	15	(1,224)	(2,094)	(1,751)
Administrative expenses payable to related parties	4	(514)	(351)	(465)
Share-based payments	13	(40)	(50)	(60)
Impairment loss	5	-	-	(20,144)
Gain from sale of subsidiary	12	-	2,257	-
Other (expenses)/income, net		83	(30)	(110)
Operating loss		(4,015)	(7,228)	(29,708)

Interest income		3	5	8
Interest expense and finance costs	16	(2,221)	(2,676)	(2,783)
Foreign exchange gains/(losses), net		(242)	74	87

TOTAL LOSS FOR THE YEAR		(6,475)	(9,825)	(32,396)
Other Comprehensive Income		-	-	-
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(6,475)	(9,825)	(32,396)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the year	11	(0.25)	(3.77)	(12.80)

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at 31 December 2017

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

	Notes	2017	2016
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	87,320	91,792
Office furniture and equipment		43	45
Other non-current assets		10	10
		87,373	91,847
CURRENT ASSETS
Trade accounts receivable		177	243
Inventories	6	661	516
Prepayments and other assets	7	426	1,017
Restricted cash	3	210	210
Cash and cash equivalents	3	2,756	163
		4,230	2,149
TOTAL ASSETS		91,603	93,996

EQUITY AND LIABILITIES

EQUITY
Issued share capital	10	126	10
Share premium	10	139,571	110,004
Accumulated deficit		(95,729)	(89,254)
Total equity		43,968	20,760
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,12	-	42,022
Provision for staff retirement indemnities		82	78
		82	42,100
CURRENT LIABILITIES
Current portion of long-term borrowings	12	41,538	23,550
Trade accounts payable	4,8	4,258	4,757
Accrued liabilities and other payables	9	1,455	2,609
Deferred revenue		302	220
		47,553	31,136
TOTAL LIABILITIES		47,635	73,236
TOTAL EQUITY AND LIABILITIES		91,603	93,996

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December 2017

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

	Issued Share	Share		Total
	Capital	Premium	(Accumulated Deficit)	Equity
As at January 1, 2015	10	109,894	(46,585)	63,319
Loss for the year	-	-	(32,396)	(32,396)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(32,396)	(32,396)
Share-based payments (note 13)	-	60	-	60
Dividends paid (note 17)	-	-	(448)	(448)
As at December 31, 2015	10	109,954	(79,429)	30,535
Loss for the year	-	-	(9,825)	(9,825)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(9,825)	(9,825)
Share-based payments (note 13)	-	50	-	50
As at December 31, 2016	10	110,004	(89,254)	20,760
Loss for the year	-	-	(6,475)	(6,475)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(6,475)	(6,475)
Share-based payments (note 13)	-	30	-	30
Issuance of common shares (note 10)	110	27,172	-	27,282
Issuance of common stock due to exercise of warrants (note 10)	6	2,365	-	2,371
As at December 31, 2017	126	139,571	(95,729)	43,968

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended 31 December 2017

(Expressed in thousands of U.S. Dollars)

	Notes	2017	2016	2015
Operating activities
Loss for the year		(6,475)	(9,825)	(32,396)
Adjustments for:
Depreciation	5	4,854	5,014	6,085
Depreciation of deferred dry docking costs	5	862	1,005	1,062
Amortization of fair value of time charter attached to vessels	5	-	-	41
Payment of deferred dry docking costs		(412)	(478)	(983)
Impairment loss	5	-	-	20,144
Gain from sale of subsidiary	12	-	(2,257)	-
Provision for staff retirement indemnities		4	5	5
Interest expense and finance costs	16	2,221	2,676	2,783
Interest income		(3)	(5)	(8)
Foreign exchange gains, net		181	(58)	(28)
Share based payment	4,13	30	50	60
(Increase)/decrease in:
Trade accounts receivable		66	(270)	489
Inventories		(145)	(161)	(12)
Prepayments and other assets		591	(232)	1,483
Increase/(decrease) in:
Trade accounts payable		(499)	746	1,404
Accrued liabilities and other payables		(726)	141	(54)
Deferred revenue		82	49	(135)
Net cash generated from/(used in) operating activities		631	(3,600)	(60)
Cash flows from investing activities:
Net proceeds from sale of vessel/subsidiary		-	374	5,348
Purchase of vessel equipment		(245)	-	-
Purchases of office furniture and equipment		(21)	(19)	(5)
Interest received		3	7	8
Net cash (used in)/generated from investing activities		(263)	362	5,351
Cash flows from financing activities:
Proceeds from loans	12,4	280	5,950	39,505
Repayment of long-term debt		(4,399)	(3,100)	(45,506)
Proceeds from issuance of share capital	10	9,653	-	-
Pledged bank deposits	3	-	290	500
Dividends paid	17	-	(14)	(505)
Interest paid		(3,309)	(1,730)	(2,363)
Net cash generated from/(used in) financing activities		2,225	1,396	(8,369)
Net increase/(decrease) in cash and cash equivalents		2,593	(1,842)	(3,078)
Cash and cash equivalents at the beginning of the year	3	163	2,005	5,083
Cash and cash equivalents at the end of the year	3	2,756	163	2,005

The accompanying notes form an integral part of these financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of December 31, 2017:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

The consolidated financial statements as of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017, were approved for issuance by the Board of Directors on March 7, 2018.

2.	Basis of Preparation and Significant Accounting Policies

2.1	Basis of Preparation: The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ 000s) except when otherwise indicated.

Going concern basis of accounting:

During 2017, the Company agreed to amend its loan agreements with DVB (“DVB”) Bank SE and HSH Nordbank AG (“HSH”) and, accordingly, all loan covenants were either relaxed or waived up to April 1, 2018 (in the case of the DVB Loan Agreement) and March 3, 2018 (in the case of the HSH Loan Agreement). In this respect, as of December 31, 2017, the Company was in compliance with the loan covenants of the agreements with the banks, as amended and in effect. However, the Company may not be able to meet certain of the relaxed terms included in the supplemental agreements with the banks (Note 12) including maintaining a minimum liquidity and minimum net worth once the waivers expire and cannot guarantee that it will be able to obtain new waivers or extensions to these waivers. If the Company is unable to obtain further waivers or extend the existing waivers or meet the terms of these loan agreements without them, it may breach covenants contained in such loan agreements constituting an event of default. If an event of default occurs under the DVB Loan Agreement or the HSH Loan Agreement, due to cross-default provisions included in these agreements, the Company’s lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of the Company’s assets.

Accordingly, as the Company did not have an unconditional right to defer settlement of the related liability for at least twelve months after the date of the consolidated statement of financial position, the total balance of the loans outstanding to DVB and HSH of $41,538 at December 31, 2017, has been classified as current. As a result, as of December 31, 2017, the Company reported a working capital deficit of $43,323.

Furthermore, its cash flow projections indicated that cash on hand and cash to be provided by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these consolidated financial statements.

The above conditions raise substantial doubt about the entity's ability to continue as a going concern. The Company is exploring several alternatives aiming to manage its working capital requirements and other commitments, including negotiations with its lenders to obtain waivers or to restructure the affected debt, future equity security offerings and potential sale of assets. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. Management plans to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities. However, as there is no certainty or commitment that any of the options being considered by the Company will materialize, the Company may be unable to continue as a going concern and this could have an impact on the Company’s ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in these consolidated financial statements.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations:

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2017.

•	IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses (Amendments)

The objective of the Amendments is to clarify the requirements of deferred tax assets for unrealized losses in order to address diversity in practice in the application of IAS 12 Income Taxes. The specific issues where diversity in practice existed relate to the existence of a deductible temporary difference upon a decrease in fair value, to recovering an asset for more than its carrying amount, to probable future taxable profit and to combined versus separate assessment. The application of these amendments has no impact on the financial position or the performance of the Company.

•	IAS 7: Disclosure Initiative (Amendments)

The objective of the Amendments is to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Amendments specify that one way to fulfil the disclosure requirement is by providing a tabular reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates, changes in fair values and other changes. The application of these amendments have no impact on the financial position or the performance of the Company.

•	The IASB has issued the Annual Improvements to IFRSs 2014 – 2016 Cycle, which is a collection of amendments to IFRSs. This improvement did not have an effect on the Company’s financial statements.

➢	IFRS 12 Disclosure of Interests in Other Entities: The amendments clarify that the disclosure requirements in IFRS 12, other than those of summarized financial information for subsidiaries, joint ventures and associates, apply to an entity’s interest in a subsidiary, a joint venture or an associate that is classified as held for sale, as held for distribution, or as discontinued operations in accordance with IFRS 5.

Standards issued but not yet effective and not early adopted:

The standards and interpretations issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

•	IFRS 9 Financial Instruments: Classification and Measurement: The standard is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The final version of IFRS 9 Financial Instruments reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. Management has made an assessment of the effect of the standard and considers it will not have any impact on its financial position or performance.

•	IFRS 15 Revenue from Contracts with Customers: The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The Company will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on its financial statements, other than additional disclosure requirements in the notes to the consolidated financial statements, since the Company has chartered its vessels under time charter agreements and, in this respect, revenue is accounted under the leases standard.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

•	IFRS 15: Revenue from Contracts with Customers (Clarifications). The Clarifications apply for annual periods beginning on or after January 1, 2018, with earlier application permitted. The objective of the Clarifications is to clarify the IASB’s intentions when developing the requirements in IFRS 15 Revenue from Contracts with Customers, particularly the accounting of identifying performance obligations amending the wording of the “separately identifiable” principle, of principal versus agent considerations including the assessment of whether an entity is a principal or an agent as well as applications of control principle and of licensing providing additional guidance for accounting of intellectual property and royalties. The Clarifications also provide additional practical expedients for entities that either apply IFRS 15 fully retrospectively or that elect to apply the modified retrospective approach. The Company will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on its financial statements, other than additional disclosure requirements in the notes to the financial statements, since the Company has chartered its vessels under time charter agreements, and in this respect revenue is accounted under the leases standard.

•	IFRS 16: Leases

The standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The new standard requires lessees to recognize most leases on their financial statements. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. Management anticipates that the implementation of this standard will not have a material impact on the Company's financial statements, since the changes for lessors are fairly minor.

•	IFRS 17: Insurance Contracts

The standard is effective for annual periods beginning on or after January 1, 2021 with earlier application permitted if both IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have also been applied. IFRS 17 Insurance Contracts establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts held and investment contracts with discretionary participation features issued. The objective is to ensure that entities provide relevant information in a way that faithfully represents those contracts. This information gives a basis for users of financial statements to assess the effect that contracts within the scope of IFRS 17 have on the financial position, financial performance and cash flows of an entity. The application of this standard will have no impact on the financial position or the performance of the Company.

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

The Amendments are effective for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, for share-based payment transactions with a net settlement feature for withholding tax obligations and for modifications to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Management is in the process of assessing the impact of IFRS 2 Amendments on the Company’s financial position or performance.

•	IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2018. The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the new insurance contracts standard that the Board is developing to replace IFRS 4. The amendments introduce two options for entities issuing insurance contracts: a temporary exemption from applying IFRS 9 and an overlay approach, which would permit entities that issue contracts within the scope of IFRS 4 to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets. The Company does not expect that these amendments will have an impact on its financial position or performance.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

•	IAS 40: Transfers to Investment Property (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The Amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The Company does not expect that these amendments will have an impact on its financial position or performance.

•	IFRS 9 Amendment: Prepayment features with negative compensation

The Amendment is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted. The Amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract (so that, from the perspective of the holder of the asset there may be ‘negative compensation’), to be measured at amortized cost or at fair value through other comprehensive income. Management is in the process of assessing the impact of this Amendment on the Company’s financial position or performance.

•	IAS 28 Amendments: Long-term Interests in Associates and Joint Ventures

The Amendments are effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted. The Amendments relate to whether the measurement, in particular impairment requirements, of long term interests in associates and joint ventures that, in substance, form part of the ‘net investment’ in the associate or joint venture should be governed by IFRS 9, IAS 28 or a combination of both. The Amendments clarify that an entity applies IFRS 9 Financial Instruments, before it applies IAS 28, to such long-term interests for which the equity method is not applied. In applying IFRS 9, the entity does not take account of any adjustments to the carrying amount of long- term interests that arise from applying IAS 28. Management does not expect that these amendments will have an impact on its financial position or performance.

•	IAS 19: Plan Amendment, Curtailment or Settlement (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The amendments require entities to use updated actuarial assumptions to determine current service cost and net interest for the remainder of the annual reporting period after a plan amendment, curtailment or settlement has occurred. The amendments also clarify how the accounting for a plan amendment, curtailment or settlement affects applying the asset ceiling requirements. Management does not expect that these amendments will have an impact on its financial position or performance.

•	IFRIC INTERPETATION 22: Foreign Currency Transactions and Advance Consideration

The Interpretation is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Interpretation clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or a non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. The Interpretation states that the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The Company does not expect that this interpretation will have an impact on its financial position or performance.

•	The IASB has issued the Annual Improvements to IFRSs 2014 – 2016 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after January 1, 2018, for IFRS 1 First-time Adoption of International Financial Reporting Standards and for IAS 28 Investments in Associates and Joint Ventures. Earlier application is permitted for IAS 28 Investments in Associates and Joint Ventures. The Company does not expect that these amendments will have an impact on its financial position or performance.

➢	IFRS 1 First-time Adoption of International Financial Reporting Standards: This improvement deletes the short-term exemptions regarding disclosures about financial instruments, employee benefits and investment entities, applicable for first time adopters.
➢	IAS 28 Investments in Associates and Joint Ventures: The amendments clarify that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

•	IFRIC INTERPETATION 23: Uncertainty over Income Tax Treatments

The Interpretation is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The Interpretation provides guidance on considering uncertain tax treatments separately or together, examination by tax authorities, the appropriate method to reflect uncertainty and accounting for changes in facts and circumstances The Company does not expect that this interpretation will have an impact on its financial position or performance.

•	The IASB has issued the Annual Improvements to IFRSs 2015 – 2017 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. Management is in the process of assessing the impact of these Amendments on the Company’s financial position or performance.

➢	IFRS 3 Business Combinations and IFRS 11 Joint Arrangements: The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
➢	IAS 12 Income Taxes: The amendments clarify that the income tax consequences of payments on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits has been recognized.
➢	IAS 23 Borrowing Costs: The amendments clarify paragraph 14 of the standard that, when a qualifying asset is ready for its intended use or sale, and some of the specific borrowing related to that qualifying asset remains outstanding at that point, that borrowing is to be included in the funds that an entity borrows generally.

2.3	Significant accounting policies, judgments, estimates and assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognised during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgments: In the process of applying the Company’s accounting policies, management has made the following judgments that had a significant effect on the amounts recognised in the consolidated financial statements.

➢	Allowance for doubtful trade accounts receivable: Provisions for doubtful trade receivables are recorded based on management’s expectations on future trade receivables recoveries. Provisions for doubtful trade receivables as of December 31, 2017 and 2016, were $138 and $47, respectively.

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

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2017. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows and the growth rate used for extrapolation. See notes 2.13 and 5.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

➢	Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is depended on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including, expected volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 13.

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters and bareboat, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income as explained in note 2.23 below. Associated voyage expenses are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

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

Vessel operating expenses: Vessel operating expenses are accounted for on an accruals basis.

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, since the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign exchange gains/(losses), net in the consolidated statement of comprehensive loss.

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7	Trade receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade receivables are measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive loss. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The provision for doubtful accounts at December 31, 2017 was $138 (2016:$47).

2.8	Inventories: Inventories consist of lubricants, bunkers and gas cylinders and are stated at the lower of cost and net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and amortization of components attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e., amounts received from the seller of the vessels until date of delivery is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the fourth quarter of 2015, the Company reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an additional depreciation expense of $91 included in the consolidated statement of comprehensive loss for 2015. During the second quarter of 2016, the Company reduced the scrap rate from $240/ton to $200/ton due to the reduced scrap rates worldwide. This resulted to an additional depreciation expense of $96 included in the consolidated statement of comprehensive loss for 2016. During the third quarter of 2017, the Company adjusted the scrap rate from $200/ton to $250/ton due to the increased scrap rates worldwide. This resulted to a decrease of $86 of the depreciation charge included in the consolidated statement of comprehensive loss for 2017.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease, it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in the line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive loss.

2.13	Impairment of non-financial assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive loss. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life (refer to note 5).

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in net profit or loss when the liabilities are derecognised or impaired, as well as through the amortization process.

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

2.16	Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive loss as incurred under “interest expense and finance costs” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised. For the years ended December 31, 2017, 2016 and 2015, the Company had no qualifying assets.

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by other factors such as length of ship employment for its customers i.e., spot or time charters or type of vessel. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies owned by Globus is under short-term contracts (usually up to nine months) and, accordingly, no one is liable for any pension or post-retirement benefits payable to the crew.

Provision for employees’ severance compensation: The Greek employees, of the Company are bound by the Greek Labour law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees’ remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability, an amount of $82 as at December 31, 2017 (2016:$78), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

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

2.22	Leases – where the Company is the lessee: Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement component of the consolidated statement of comprehensive loss on a straight-line basis over the period of the lease.

2.23	Leases – where an entity is the lessor: Leases of vessels where the entity does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognised on a straight-line basis over the lease term. Contingent rents are recognised as revenue in the period in which they are earned.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.24	Insurance: The Company recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.25	Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive loss, with a corresponding impact in equity.

2.26	Share capital: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds.

2.27	Dividends: Dividends to shareholders are recognised in the period in which the dividends are declared and appropriately authorised and are accounted for as dividends payable until paid.

2.28	Non-current assets held for sale: Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. If the carrying amount exceeds fair value less costs to sell, the Company recognises a loss under reversal of impairment/(impairment loss) in the income statement component of the consolidated statement of comprehensive loss, if the non-current asset or disposal group is subsequently remeasured at fair value less costs to sell, any difference with the carrying amount is recognised under reversal of impairment/ (impairment loss) in the income statement component of the consolidated statement of comprehensive loss.

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset from being classified as held for sale if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset. Non-current assets once classified as held for sale are not depreciated or amortized. If the Company has classified an asset as held for sale but the criteria discussed above are no longer met, the Company ceases to classify the asset as held for sale. The Company measures a non-current asset that ceases to be classified as held for sale at the lower of a) its carrying amount before the asset was classified as held for sale, adjusted for any depreciation, amortization or revaluation that would have been recognised had the asset not been classified as held for sale and b) its recoverable amount at the date of the subsequent decision to cease classifying the asset as held for sale. The Company includes any adjustment to the carrying amount of an asset that ceases to be classified as held for sale in the consolidated statement of comprehensive loss in the period the criteria are no longer met. Refer to note 5.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

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

The Company engaged independent valuation specialists to determine the fair value of non-financial assets

2.30	Current versus non-current classification: The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset as current when it is:

•	Expected to be realised or intended to be sold or consumed in a normal operating cycle
•	Held primarily for the purpose of trading
•	Expected to be realised within twelve months after the reporting period
•	Cash or cash equivalent

All other assets are classified as non-current.

A liability is current:

•	It is expected to be settled in a normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current

3	Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2017	2016
Cash on hand	-	1
Cash at banks	2,756	162
Total	2,756	163

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2017 and 2016, was $2,756 and $163, respectively. In addition as of December 31, 2017, the Company had available $3,000 (2016: $2,565) of undrawn borrowing facilities (note 12).

As at December 31, 2017 and 2016, the Company had pledged an amount of $210 in order to fulfil collateral requirements. The fair value of restricted cash as at December 31, 2017 and 2016, was $210 (Refer to note 12 for further details).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 18,579,317 common shares as of December 31, 2017, through Firment Shipping Inc., a Marshall Islands corporation controlled by Mr Feidakis. As at December 31, 2017 and 2016, Mr Feidakis beneficially owned 58.7% and 43.4%, respectively, of Globus’ shares. Mr. George Feidakis is also the chairman of the Board of Directors of Globus.

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2017, 2016 and 2015:

In August 2006, Globus Shipmanagement Corp. entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (an affiliate of Globus’s chairman). Rental expense was Euro 14,578 (absolute amount) ($16) per month up to August 20, 2015, which was silently extended until December 31, 2015. The rental agreement provides for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract ran for nine years and could have been terminated by the Company with six months’ notice, and terminated at the end of 2015. In 2016 the Company renewed the rental agreement at a monthly rate of Euro 10,360 (absolute amount) ($10.9) with a lease period ending January 2, 2025. The Company does not presently own any real estate. During the years ended December 31, 2017, 2016 and 2015, rent expense was $140, $138 and $195, respectively.

The expense is recognised in the income statement component of the consolidated statement of comprehensive loss under administrative expenses payable to related parties. As of December 31, 2017 and 2016, $471 and $313 of rent expense, respectively was due and unpaid. Rent expense payable to related parties is classified as trade accounts payable in the consolidated statement of financial position.

As of December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer. His remuneration for 2015 was $60 per annum according to his compensation agreement as a Director of Globus. On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of its CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO at an annual fee of Euro 200,000 (absolute amount) (approx. $240). The related expense for the years ended December 31, 2017 and 2016, amounted to $229 and $97, respectively.

In December 2013, Globus entered into a credit facility for up to $4,000 with Firment Trading Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. Effective from December 2014, through a supplemental agreement in April 2015, the credit limit of the facility increased from $4,000 to $8,000 and in December 2015, through a second supplemental agreement, the credit limit of the facility increased from $8,000 to $20,000. In December 2015, through a third supplemental agreement, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is an affiliate of the Company’s chairman. The Company had the right to drawdown any amount up to $20,000 or prepay any amount, during the availability period, in multiples of $100.

As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $17,435, and was classified under “short-term borrowings” in the consolidated statement of financial position. For the year ended December 31, 2016, Globus recognised interest expense of $608. The expense is classified in the income statement component of the consolidated statement of comprehensive loss under interest expense and finance costs and interest payable is classified in the statement of financial position under accrued liabilities and other payables.

On February 8, 2017, the Company entered into a Share and Warrant Purchase Agreement (“February 2017 private placement”) pursuant to which it sold for $5,000 an aggregate of 5 million of its common shares, par value $0.004 per share and warrants (the “February 2017 Warrants”) to purchase 25 million of its common shares at a price of $1.60 per share to four investors in a private placement. One investor is the sister of the CEO of Globus and the daughter of its chairman. These securities were issued in transactions exempt from registration under the Securities Act. The following day, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, the Company also entered into two loan amendment agreements with existing lenders.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

One loan amendment agreement was entered into by the Company with Firment Trading Limited, the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment Trading Limited released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment Trading Limited, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility terminated on April 12, 2017. Firment Trading Limited waived any interest under Firment Credit Facility for 2017.

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3,000 with Silaner Investments Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. The Silaner Credit Facility was unsecured and remained available until its final maturity date at January 12, 2018. The Company had the right to drawdown any amount up to $3,000 or prepay any amount in multiples of $100. Any prepaid amount could have been re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee was charged on the amounts remaining available and undrawn.

As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $3,115 and was classified under “long-term borrowings” in the 2016 consolidated statement of financial position. For the year ended December 31, 2017 and 2016, Globus recognised interest expense of $3 and $74, respectively. The expense is classified in the income statement component of the consolidated statement of comprehensive loss under interest expense and finance costs and interest payable is classified in the statement of financial position under accrued liabilities and other payables.

The second loan amendment agreement in connection with the closing of the February 2017 private placement was entered into by the Company with Silaner Investments Limited, the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. During 2017, the Company drew down $ 280 under this facility. Before the end of the year, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. The Silaner Credit Facility terminated on January 12, 2018.

In June 2016, Globus Maritime Limited entered into a consultancy agreement with Eolos Shipmanagement S.A., an affiliate of the Company’s chairman, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company received a daily fee of $1. This agreement was terminated on January 31, 2017. For 2017 and 2016, the total income from these fees amounted to $31 and $187, respectively, and is classified in the income statement component of the consolidated statement of comprehensive loss under management and consulting fee income.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2017	2016	2015
Director’s remuneration	145	130	185
Share-based payments (note 13)	40	35	60
Total	185	165	245

As of December 31, 2017 and 2016, $126 and $393 of the compensation to non-executive directors was remaining due and unpaid, respectively. Amounts payable to non-executive directors are classified as trade accounts payable in the consolidated statement of financial position.

Compensation to the Company’s executive director is analysed as follows:

	For the year ended December 31,
	2017	2016	2015
Short-term employee benefits	229	82	85
Share-based payments (note 13)	-	15	-
Total	229	97	85

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

As of December 31, 2017 and 2016, $239 and $152 of the compensation to the executive director was remaining due and unpaid, respectively.

In July 2016 the remaining 2,567 series A preferred shares, granted to Company’s former Chief Executive Officer were redeemed and the former Chief Executive Officer was compensated with an amount of $242. As of December 31, 2017 and 2016, the Company had no series A preferred shares outstanding.

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry docking costs	Net Book Value
Balance at January 1, 2016	198,803	(90,086)	3,976	(2,618)	110,075
Additions/ (Dry Docking Component)	-	-	478	-	478
Sale of subsidiary	(19,647)	7,200	(600)	276	(12,771)
Depreciation and amortization	-	(4,985)	-	(1,005)	(5,990)
Balance at December 31, 2016	179,156	(87,871)	3,854	(3,347)	91,792
Additions/ (Dry Docking Component)	245	-	976	-	1,221
Depreciation and amortization	-	(4,831)	-	(862)	(5,693)
Balance at December 31, 2017	179,401	(92,702)	4,830	(4,209)	87,320

For the purpose of the consolidated statement of comprehensive loss, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2017	2016	2015
Vessels depreciation	4,831	4,985	6,047
Depreciation on office furniture and equipment	23	29	38
Total	4,854	5,014	6,085

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in note 12.

Impairment of non-financial assets: As of December 31, 2017, the Company performed an assessment on whether there is an indication that a vessel may be impaired. Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows for the first three years were determined by considering an estimated daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e. Forward Freight Agreements) time charter rate for the remaining year of 2018, 2019 and 2020, respectively, for each type of vessel. For the remaining useful life of the vessels, the Company used the historical ten-year blended average one-year time charter rates substituting for the years 2008 and 2016 that were considered as extreme values, with the years 2005 and 2006. The rates were adjusted assuming an annual growth rate of 1.7% as published by the International Monetary Fund, net of commissions. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual inflation rate of approximately 3.7% every two years. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. The average annual inflation rate applied on vessels’ maintenance and operating costs approximated current projections for global inflation rate for the remaining useful life of the Company’s vessels. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

5	Vessels, net (continued)

As of December 31, 2017 and 2016, no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts. In July 2015, m/v Tiara Globe was sold and the Company recognized an impairment loss of $7,745. As of December 31, 2015, the Company concluded that the recoverable amount of m/v Energy Globe was lower than its carrying amount and recognized an impairment loss of $12,399.

	Impairment loss
	For the year ended December 31,
Vessels	2017	2016	2015
m/v Tiara Globe	-	-	(7,745)
m/v Energy Globe	-	-	(12,399)
Impairment loss	-	-	(20,144)

6	Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2017	2016
Lubricants	328	363
Gas cylinders	63	52
Bunkers	270	101
Total	661	516

7	Prepayments and other assets

Prepayments and other assets in the consolidated statement of financial position are analysed as follows:

	December 31,
	2017	2016
Bunkers	216	504
Other prepayments and other assets	210	513
Total	426	1,017

8	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2017 and 2016, amounted to $4,258 and $4,757, respectively. Trade accounts payable are non-interest bearing.

9	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2017	2016
Accrued interest	274	1,266
Accrued audit fees	-	64
Other accruals	996	1,065
Insurance deductibles	139	134
Other payables	46	80
Total	1,455	2,609

•	Interest is normally settled quarterly throughout the year.
•	Other payables are non-interest bearing.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

10	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2017	2016	2015
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

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

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2015	2,561,405	10
Issued during the year for share based compensation (note 13)	18,372	-
As at December 31, 2015	2,579,777	10
Issued during the year for share based compensation (note 13)	47,897	-
As at December 31, 2016	2,627,674	10
Issued during the year for share based compensation (note 13)	20,937	-
Issuance of common stock	27,500,000	110
Issuance of common stock due to exercise of warrants	1,481,808	6
As at December 31, 2017	31,630,419	126

On February 8, 2017, the Company entered into a Share and Warrant Purchase Agreement (“February 2017 private placement”) pursuant to which it sold for $5,000 an aggregate of 5 million of its common shares, par value $0.004 per share and warrants (the “February 2017 Warrants”) to purchase 25 million of its common shares at a price of $1.60 per share to four investors in a private placement. One investor is the CEO’s sister and the daughter of its chairman. These securities were issued in transactions exempt from registration under the Securities Act. The following day, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

Further to the February 2017 private placement, two investors partially exercised their warrants, purchasing 1,481,808 of the Company’s common shares for aggregate gross proceeds to the Company of approximately $2,371.

Each of the February 2017 Warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of Globus’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

The February 2017 Warrants each contain a provision whereby the relevant holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering the resale of the shares issuable thereunder is not effective. If for any reason Globus is unable to keep such a registration statement active and its share price is higher than the $1.60 exercise price, Globus could be required to issue shares without receiving cash consideration.

As of December 31, 2017, in connection with the February 2017 private placement, the February 2017 Warrants outstanding were exercisable for an aggregate of 30,898,209 common shares.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

10	Share Capital and Share Premium (continued)

On October 19, 2017, the Company entered into a Share and Warrant Purchase Agreement (the “October 2017 SPA”) pursuant to which it sold for $2,500 an aggregate of 2.5 million of its common shares, par value $0.004 per share and a warrant (the “October 2017 Warrant”) to purchase 12.5 million of its common shares at a price of $1.60 per share to an investor in a private placement (the “October 2017 Private Placement”). These securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended. On that day, Company also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 2.5 million common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 Warrant.

Under the terms of the October 2017 Warrant, the purchaser may not exercise its warrant to the extent such exercise would cause the purchaser, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of Globus’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the October 2017 Warrant which have not been exercised. This provision does not limit the purchaser from acquiring up to 4.99% of our common shares, selling all of its common shares, and re-acquiring up to 4.99% of our common shares.

The October 2017 Warrant contains a provision whereby its holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering their resale is not effective. If for any reason the Company is unable to keep such a registration statement active and its share price is higher than the $1.60 exercise price, the Company could be required to issue shares without receiving cash consideration. The October 2017 Warrant is exercisable for 24 months after its issuance. A registration statement covering this transaction was filed with the U.S. Securities and Exchange Commission and became effective on February 8, 2018.

As of December 31, 2017, in connection with the October 2017 SPA, the October 2017 Warrant was outstanding and exercisable for an aggregate of 12,500,000 common shares.

The Company during 2017 has recorded $218 expense in connection with these warrants which was deducted from share premium in equity.

During the years ended December 31, 2017, 2016 and 2015, Globus issued 20,937, 47,897 and 18,372 common shares respectively as share-based payments.

Series A Preferred Shares issued	Number of shares	USD
As a January 1, 2015	2,567	2
Issued during the year	-	-
As at December 31, 2015	2,567	2
Issued during the year	-	-
Shares redeemed by the issuer	(2,567)	(2)
As at December 31, 2016	-	-
Issued during the year	-	-
As at December 31, 2017	-	-

The holders of Company’s series A preferred shares were entitled to receive, if funds were legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of Company’s Remuneration Committee, in its sole discretion. Globus’s board of directors or Remuneration Committee would determine whether funds were legally available under the Marshall Islands Business Corporations Act (“BCA”) for such dividend. Any accrued but unpaid dividends would not bear interest. Except as could have been provided in the BCA, holders of the series A preferred shares did not have any voting rights. Upon the Company’s liquidation, dissolution or winding up, the holders of its series A preferred shares would be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. The series A preferred shares were not convertible into any of its other capital stock.

In July 2016 the 2,567 series A preferred shares, granted to the Company’s former Chief Executive Officer were redeemed and as of December 31, 2016, the Company had no series A preferred shares outstanding.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

10	Share Capital and Share Premium (continued)

As of December 31, 2017, 2016 and 2015, no Class B shares were outstanding.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings, the effects of the settlement of the related party loans (note 4) with the issuance of the Company’s common shares and the effects of the share based payments described in note 13. Accordingly at December 31, 2017, 2016 and 2015, Globus share premium amounted to $139,571, $110,004 and $109,954, respectively.

11	Loss per Share

On October 20, 2016, the Company effected a four-for-one reverse stock split which reduced number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts have been adjusted to give effect to this reverse split.

Basic loss per share (‘‘LPS’’) is calculated by dividing the net loss for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted loss per share is calculated by dividing the net loss attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares.

The Company excluded the dilutive effect of 43,398,209 of potential common shares issuable upon exercise of warrants as their effect was anti-dilutive.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the year ended December 31,
	2017	2016	2015
Loss for the year	(6,475)	(9,825)	(32,396)
Less: Dividends on preferred shares (note 17)	-	-	(448)
Loss attributable to common equity holders	(6,475)	(9,825)	(32,844)
Weighted average number of shares for basic and diluted LPS	25,749,951	2,603,835	2,566,673

12	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD. & Dulac Maritime S.A.	24,937	(101)	24,836
(b)	Artful Shipholding S.A. & Longevity Maritime Limited	16,723	(21)	16,702

	Total at December 31, 2017	41,660	(122)	41,538
	Less: Current Portion	(41,660)	122	(41,538)
	Long-Term Portion	-	-	-

	Total at December 31, 2016	65,778	(206)	65,572
	Less: Current Portion	(23,634)	84	(23,550)
	Long-Term Portion	42,144	(122)	42,022

(a)	In February 2015, Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. (“Devocean et al.”), vessel owning companies of m/v River Globe, m/v Sky Globe and m/v Star Globe, respectively, entered into a loan agreement for up to $30,000 with HSH Nordbank AG (the “Bank”) for the purpose of partially prepaying the then outstanding secured reducing revolving credit facility with Credit Suisse AG. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. as the borrowers and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 3.00% for interest periods of three months and 3.10% for interest periods of one month.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

12	Long-Term Debt, net (continued)

On March 3, 2015, Devocean et al. drew down $29,405 as analyzed below and the Company prepaid $30,000 to Credit Suisse AG reducing the balance due to Credit Suisse AG to $5,000, which was settled in July 2015.

Tranche (A) of $8,580 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the m/v River Globe. The balance outstanding of tranche (A) at December 31, 2017, was $7,051 payable in 8 equal quarterly installments of $239 starting, March 2018, as well as a balloon payment of $5,139 due together with the 8th and final installment due in December 2019.

Tranche (B) of $10,100 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the m/v Sky Globe. The balance outstanding of tranche (B) at December 31, 2017, was $8,617 payable in 8 equal quarterly installments of $230 starting, March 2018, as well as a balloon payment of $6,777 due together with the 8th and final installment due in December 2019.

Tranche (C) of $10,725 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the m/v Star Globe. The balance outstanding of tranche (C) at December 31, 2017, was $9,269 payable in 8 equal quarterly installments of $224 starting, March 2018, as well as a balloon payment of $7,477 due together with the 8th and final installment due in December 2019.

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

During April 2016, Globus reached an agreement in principle with HSH Nordbank AG and entered into a supplemental agreement dated December 5, 2016 regarding certain amendments and waivers to the terms of the loan agreement to cure the breach of certain covenants as of December 31, 2015. It was agreed that certain financial covenants were relaxed and/or waived for the period from June 3, 2016 to March 3, 2017. It was also agreed that the Company would pay the June 2016 installment using the pledged cash of $750, that was already deposited in the Bank’s accounts and that the scheduled installments due in September and December 2016, each amounting to $694, would be deferred to the final repayment installment (the “deferred amounts”).

As of December 31, 2016, the Company was in compliance with the covenants of HSH Nordbank AG Loan Agreement, as amended and in effect.

On July 10, 2017, the Company entered a Second Supplemental Agreement for the period from March 4, 2017 to March 3, 2018. The main points agreed in this Second Supplemental Agreement were:

➢	Additional deferrals to the last scheduled repayment date of the principal amount of the loan during the period from June 3, 2016 through March 3, 2018, of $956 in relation to Devocean, $920 in relation to Domina, and $898 in relation to Dulac.
➢	Deferral fee of 2.5 per cent per annum on the additional deferred amounts calculated from March 4, 2017 until March 3, 2018.
➢	Prepayment of $1,000 on or before September 27, 2017, which has been settled.
➢	Undertaking that the Company to raise at least $1,800 from its shareholders by December 31, 2017, which has been satisfied.
➢	Restriction of the borrowers to make distributions or other payments to the Company so long as such additional deferred amounts remain outstanding.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

12	Long-Term Debt, net (continued)

➢	Waiver from June 3, 2016 through March 3, 2018, of the requirement that the Company maintains a net worth of at least $30,000 and holds cash on a consolidated basis with its subsidiaries of at least 5% of their consolidated indebtedness.

As of December 31, 2017, the Company was in compliance with the covenants of HSH Nordbank AG Loan Agreement, as amended and in effect.

However, the Company may not be able to meet certain of the relaxed terms included in the supplemental agreement with the bank (Note 2.1) including maintaining a minimum liquidity and minimum net worth once the waiver expire on March 3, 2018 and cannot guarantee that will be able to obtain new waivers or extensions to this waiver. Accordingly, as the Company did not have an unconditional right to defer settlement of the related liability for at least twelve months after the date of the consolidated statement of financial position, the total balance of the loan outstanding to HSH of $24,836 at December 31, 2017, has been classified as current.

(b)	In June 2011, Globus through its wholly owned subsidiaries, Artful Shipholding S.A.(“Artful”) and Longevity Maritime Limited (“Longevity”), entered into the DVB Loan Agreement for an amount up to $40,000 with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. Globus acts as guarantor for this loan.

In June 2011, $19,000 was drawn down (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe. The balance outstanding at December 31, 2017, of Tranche A is payable in 3 quarterly installments of $440, starting in June 2018 and a balloon payment of $7,060 payable together with the 3rd and last installment payable in December 2018. As of December 31, 2017, the outstanding principal balance of Tranche A was $8,380.

In September 2011, $18,000 was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. The balance outstanding at December 31, 2017, of Tranche B is payable in 4 quarterly installments of $416.25 and a balloon payment of $6,678 payable together with the 4th and last installment payable in March 2019. As of December 31, 2017, the outstanding principal balance of Tranche B was $8,343.

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

The original loan agreement and/or the original Globus guarantee contains various covenants requiring the vessels owning companies and/or Globus to, amongst others things, ensure that:

➢	The aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 130% of the outstanding balance under the loan agreement less any cash up to $1,000 held in the operating accounts pledged to the lender.
➢	The ratio of the Company’s market adjusted net worth to total assets must be greater than 35%.
➢	The Company maintain a minimum market adjusted net worth of more than $50,000.
➢	The vessel owning subsidiaries must each maintain a minimum liquidity of $500 in an account pledged to the Bank, and minimum liquidity of the lesser of $10,000 and $1,000 per vessel owned by the Company.

On April 18, 2016, Globus reached an agreement with the lender on certain amendments and waivers to the terms of the loan agreement in order to cure the incompliance with certain covenants as of December 31, 2015, valid for the period from March 1, 2016, to March 31, 2017 (“third waiver period”) as listed below:

➢	The aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 50% of the outstanding balance under the loan agreement.
➢	The covenant for the Company to maintain a minimum tangible net worth of $50,000 was waived during the third waiver period.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

12	Long-Term Debt, net (continued)

➢	The covenant for the ratio of the Company’s market adjusted net worth to total assets must be greater than 35% was waived during the third waiver period.
➢	The above amendments were subject to a $1,713 prepayment - to be applied against the four quarterly installments of each tranche following the prepayment, which was paid in April, 2016.

On June 23, 2017, the Company entered a new supplemental agreement with the lender, mostly respecting the period commencing on April 1, 2017 and ending on April 1, 2018. The main points agreed in this Supplemental Agreement were:

➢	Additional deferrals to the last scheduled repayment date of the principal amount of the loan of $880 in relation to Artful and $833 in relation to Longevity.
➢	Payment of $880 in relation to Artful and $833 in relation to Longevity on or before September 28, 2017, which has already been settled.
➢	Value maintenance clause regarding the ships owned by the borrowers in respect of the outstanding principal amount of their loans to decrease to 50% until December 31, 2017; increasing to 105% from January 1, 2018, and to 130% after June 30, 2018.
➢	Replacing the requirement that George Karageorgiou be the Chief Executive Officer of the Company at all times with the requirement that Athanasios Feidakis be the Chief Executive Officer of the Company at all times after December 28, 2015.
➢	Waiver from April 1, 2017 through April 1, 2018, of the requirement that the Company on a consolidated basis with its subsidiaries, (i) hold cash of at least $10,000 or 1,000 per each of its vessels, (ii) maintains a net worth of at least $50,000, and (iii) maintains a ratio of at least 35% of its market value adjusted assets less liabilities to its market value adjusted assets.
➢	Back-end fee of 0.75 per cent per annum of the outstanding principal amount of the loan calculated from April 1, 2017 through April 1, 2018.

As of December 31, 2017 and 2016, the Company was in compliance with the loan covenants of the DVB Loan Agreement, as amended and in effect.

However, the Company may not be able to meet certain of the relaxed terms included in the supplemental agreement with the bank (Note 2.1) including maintaining a minimum liquidity and minimum net worth once the waiver expires on April 1, 2018 and cannot guarantee that will be able to obtain new waivers or extensions to this waiver. Accordingly, as the Company did not have an unconditional right to defer settlement of the related liability for at least twelve months after the date of the consolidated statement of financial position, the total balance of the loan outstanding to DVB of $16,702 at December 31, 2017, has been classified as current.

(c)	In June 2010, Kelty Marine Ltd entered into a loan agreement (“Kelty Loan Agreement”) for $26,650 with Commerzbank AG for the purpose of part financing the acquisition of m/v Jin Star (renamed to Energy Globe). The loan facility was in the name of Kelty Marine Ltd as the borrower and is guaranteed by Globus (“Guarantor”).

In March 2016, the Company reached a settlement agreement with Commerzbank AG relating to the Kelty Loan Agreement. Commerzbank AG agreed to settle the then outstanding indebtedness of $15,650 plus the accrued interest of $122 in return of the consideration from the sale of the shares of Kelty Marine Ltd. for $6,860 plus a payment of overdue interest of $40.7.

The result from the sale of Kelty Marine Ltd. was a gain of $2,257 (including the partial write–off of the outstanding balance of the Commerzbank AG loan described above), which is classified under “Gain from sale of subsidiary” in the 2016 consolidated statement of comprehensive loss. Globus Shipmanagement Corp., the Company’s ship management subsidiary continued to act as Kelty Marine Ltd.’s ship manager at a daily fee of $900 until June 2016 when the related management agreement expired.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

12	Long-Term Debt, net (continued)

(d)	In December 2013, Globus entered into a credit facility for up to $4,000 with Firment Trading Limited (“the lender”), an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. The Firment Credit Facility is unsecured and remained available until its termination on April 12, 2017. During December 2014 through a supplemental agreement reached between the Company and the lender, the credit limit of the facility increased from $4,000 to $8,000 and its maturity date was extended from December 16 2015 to April 29, 2016. Globus had the right to drawdown any amount up to $8,000 or prepay any amount, during the availability period in multiples of $100. During December 2015, the credit limit of the facility increased from $8,000 to $20,000 and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is an affiliate of the Company’s chairman. Any prepaid amount could be re-borrowed in accordance with the terms of the agreement. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee was charged on the amounts remaining available and undrawn.

As of December 31, 2016 the amount drawn and outstanding with respect to the facility was $17,435 and there was an amount of $2,565 available to be drawn (note 4). As of December 31, 2016, the Company was in compliance with the loan covenants of the Firment Credit Facility.

In connection with the February 2017 private placement, as further discussed in note 4, a loan amendment agreement was entered into by the Company with Firment Trading Limited, the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment Trading Limited released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment Trading Limited, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility terminated on April 12, 2017.

(e)	In January 2016, Globus Maritime Limited entered into a credit facility for up to $3,000 with Silaner Investments Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. The Silaner Credit Facility was unsecured and remained available until its final maturity date on January 12, 2018. The Company had the right to drawdown any amount up to $3,000 or prepay any amount in multiples of $100. Any prepaid amount could have been re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee was charged on the amounts remaining available and undrawn.

As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $3,115 and the Company was in compliance with the covenants of the Silaner Credit Facility.

In connection with the February 2017 private placement, as further discussed in note 4, a loan amendment agreement was entered into by the Company with Silaner Investments Limited, the lender of the Silaner Credit Facility. Silaner Investments Limited released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner Investments Limited, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. During 2017, the Company drew down $ 280 under this facility and, before the end of the year, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. As of December 31, 2017, no amount was drawn and outstanding with respect to the facility. The Silaner Credit Facility terminated at January 12, 2018.

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2017, assuming that the banks will not demand the repayment of the loans before their maturity, were as follows:

	(a)	(b)
	HSH Bank	DVB Bank		Total
December 31		Tranche (A)	Tranche (B)
2018	2,774	8,380	1,249	12,403
2019	22,163	-	7,094	29,257
2020 and thereafter	-	-	-	-
Total	24,937	8,380	8,343	41,660

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

12	Long-Term Debt, net (continued)

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2016, were as follows:

	(a)	(b)		(d)	(f)
	HSH Bank	DVB Bank		Firment Trading	Silaner Investments	Total
December 31		Tranche (A)	Tranche (B)	Limited	Limited
2017	2,774	1,760	1,665	17,435	-	23,634
2018	2,774	7,940	1,665	-	3,115	15,494
2019	20,388	-	6,262	-	-	26,650
2020 and thereafter	-	-	-	-	-	-
Total	25,936	9,700	9,592	17,435	3,115	65,778

The weighted average interest rate for the years ended December 31, 2017 and 2016, was 3.8% and 3.52%, respectively.

13	Share Based Payment

Share based payment comprise the following:

Year 2017	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment(1)	20,937	-	30	-
Balance at December 31, 2017	20,937	-	30	-

(1) These amounts relate to the shares issued in 2017, not to the shares approved for issuance for the year.

Year 2016	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment	47,897	-	50	-
Balance at December 31, 2016	47,897	-	50	-

Year 2015	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment	18,372	-	60	-
Balance at December 31, 2015	18,372	-	60	-

For the year ended December 31, 2017:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

For the year ended December 31, 2016:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

Series A Preferred shares:

Upon the former Chief Executive Officer’s resignation in July 2016, the 2,567 series A preferred shares, granted to him on April 20, 2012, were redeemed. As of December 31, 2016 there were no series A preferred shares outstanding.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

13	Share Based Payment (continued)

For the year ended December 31, 2015:

Non-executive director’s payments:

Refers to the common shares issued or accrued during the year to our non-executive directors pursuant to their letters of appointment.

14	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statements of comprehensive loss consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2017	2016	2015
Commissions	781	468	675
Bunkers expenses	968	593	1,519
Other voyage expenses	143	210	190
Total	1,892	1,271	2,384

Vessel operating expenses consisted of:

	For the year ended December 31,
	2017	2016	2015
Crew wages and related costs	4,645	4,829	5,919
Insurance	742	798	929
Spares, repairs and maintenance	2,222	1,699	1,664
Lubricants	496	462	534
Stores	783	633	939
Other	247	267	336
Total	9,135	8,688	10,321

15	Administrative Expenses

The amount shown in the consolidated statements of comprehensive loss is analysed as follows:

	For the year ended December 31,
	2017	2016	2015
Personnel expenses	628	1,040	981
Audit fees	101	111	112
Travelling expenses	3	4	9
Consulting fees	54	28	90
Communication	11	19	15
Stationery	2	2	2
Greek authorities tax (note 20)	116	264	256
Other	309	626	286
Total	1,224	2,094	1,751

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

16	Interest Expense and Finance Costs

The amounts in the consolidated statements of comprehensive loss are analysed as follows:

	For the year ended December 31,
	2017	2016	2015
Interest payable on long-term borrowings	1,778	2,430	2,523
Bank charges	34	33	32
Amortization of debt discount	84	128	146
Other finance expenses	325	85	82
Total	2,221	2,676	2,783

17	Dividends

Dividends declared and paid during the years ended December 31, 2017, 2016 and 2015, are as follows:

No dividends were declared or paid on common shares during the year ended December 31, 2017.

No dividends declared or paid on common shares during the year ended December 31, 2016. No dividends declared or paid on the Company’s Series A Preferred shares during the year ended December 31, 2016 as well. In July 2016, the 2,567 Series A Preferred shares were redeemed and, as of December 31, 2016, there were no Series A Preferred shares outstanding.

No dividends declared or paid on common shares during the year ended December 31, 2015. Dividends declared and paid on the Company’s Series A Preferred shares during the year ended December 31, 2015, were as follows:

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

The Company enters into time charter and bareboat charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between six days to two months as of December 31, 2017 and between eleven days to four months as of December 31, 2016, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2017 and 2016, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	2017	2016
Within one year	1,548	1,086
Total	1,548	1,086

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

19	Commitments (continued)

At December 31, 2017 and 2016, the Company was a party to an operating lease agreement as lessee (note 4). The operating lease relates to the office premises of the Manager at a monthly rate of Euro 10,360 (absolute amount) and for a lease period ending January 2, 2025.

The future minimum lease payments under this agreement as of December 31, 2017 and 2016, assuming a Euro: US dollar exchange rate for 2017 1:1.20 and for 2016: 1:1.05, were as follows:

	2017	2016
Within one year	149	131
After one year but not more than five years	596	522
More than five years	299	392
Total	1,044	1,045

Total rent expense under operating leases for the years ended December 31, 2017 and 2016, amounted to $140 and $138, respectively.

20	Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of loss.

Greek Authorities Tax

In January 2013, a new tax law 4110/2013 amended the long-standing provisions of art. 26 of law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As of December 31, 2017 and 2016, the tax expense under the law amounted to $116 and $264, respectively and is included in administrative expenses in the consolidated statement of comprehensive loss.

U.S. Federal Income Tax

Globus is a foreign corporation with wholly owned subsidiaries that are foreign corporations, which derive income from the international operation of a ship or ships that earn United States (“U.S”) source shipping income for U.S. federal income tax purposes.

Globus believes that to the best of its knowledge, under § 883 of the Internal Revenue Code, its income and the income of its ship-owning subsidiaries, to the extent derived from the international operation of a ship or ships, are currently exempt from U.S. federal income tax.

The following is a summary, discussing the application of the U.S. federal income tax laws to the Company relating to income derived from the international operation of a ship or ships. The discussion and its conclusion are based upon existing U.S. federal income tax law, including the Internal Revenue Code (the “Code”) and final U.S. Treasury Regulations (the “Regs”) as currently in effect, all of which are subject to change, possibly with retroactive effect.

Application of § 883 of the Code for the year ended December 31, 2017

In general, under § 883, certain non-U.S. corporations are not subject to U.S. federal income tax on their U.S. source income derived from the international operation of a ship or ships (“gross transportation income”). Absent § 883 or a tax treaty exemption, such income generally would be subject to a 4% gross basis tax, or in certain cases, to a net income tax plus a 30%

branch profits tax.

For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

20	Income Tax (continued)

Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. Federal income tax.

“Shipping income” generally means income that is derived from:

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

A foreign corporation having more than 50 percent of the value of its outstanding shares owned, directly or indirectly by application of specific attribution rules, for at least half of the number of days in the foreign corporation's taxable year by one or more qualified shareholders will meet the qualified shareholder test. In part, an individual who is a shareholder will be considered a qualified shareholder if he or she is a resident of a qualified foreign country (which means for this purpose that he or she is fully liable to tax in such country, and maintains a tax home in such country for 183 days or more in the taxable year, or certain other rules apply) and does not own his or her interest in the foreign corporation through bearer shares (except for bearer shares held in a dematerialized or immobilized book entry system), either directly or indirectly by application of the attribution rules. In addition, in order to meet the qualified shareholder test, a foreign corporation will need to obtain certifications from its qualified shareholders (including from intermediary entities) substantiating their stock ownership.

For the year ended December 31, 2017, Globus and its wholly owned subsidiaries deriving income from the operation of international ships are organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus and its relevant subsidiaries have more than 50% of the value of their stock for at least half of the number days of their taxable year indirectly owned in the form of registered shares by one individual residing in a qualified foreign country. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that rely on § 883 for exempting U.S. source income from the international operation of ships should not be subject to U.S. federal income tax for the year ended December 31, 2017. Globus anticipates it and its relevant subsidiaries income will continue to be exempt in the future from U.S. federal income tax. However, in the future, Globus or its subsidiaries may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As of December 31, 2016, 31% of the Company’s bank borrowings were at a fixed rate of interest and as of December 31, 2017, no borrowings were at a fixed rate of interest.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s loss.

	Increase/Decrease in basis points	Effect on loss

2017
$ Libor	+15	(69)
	-20	86
2016
$ Libor	+15	(70)
	-20	94

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

21	Financial risk management objectives and policies (continued)

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s loss due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2017 and 2016, was not material.

	Change in rate	Effect on loss

2017	+10%	(251)
	-10%	251

2016	+10%	(254)
	-10%	254

Credit risk

The Company operates only with recognised, creditworthy third parties including major charterers, commodity traders and government owned entities. Receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to impairment on trade accounts receivable is not significant. The maximum exposure is the carrying value of trade accounts receivable as indicated in the consolidated statement of financial position. With respect to the credit risk arising from other financial assets of the Company such as cash and cash equivalents, the Company’s exposure to credit risk arises from default of the counter parties, which are recognised financial institutions. The Company performs annual evaluations of the relative credit standing of these counter parties. The exposure of these financial instruments is equal to their carrying amount as indicated in the consolidated statement of financial position.

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2017, 2016 and 2015:

	2017	%	2016	%	2015	%
A	1,921	13%	-	-	-	-
B	1,516	11%	-	-	-	-
C	1,459	10%	-	-	-	-
D	-	-	1,052	12%	586	5%
E	-	-	925	11%	934	7%
Other	9,496	66%	6,763	77%	11,195	88%
Total	14,392	100%	8,740	100%	12,715	100%

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

21	Financial risk management objectives and policies (continued)

The table below summarises the maturity profile of the Company’s financial liabilities at December 31, 2017, assuming that the banks will not demand the repayment of the loans before their maturity, and 2016, based on contractual undiscounted cash flows.

Year ended December 31, 2017	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	1,145	12,989	30,285	-	44,419
Accrued liabilities and other payables	1,455	-	-	-	1,455
Trade payables	4,258	-	-	-	4,258
Total	6,858	12,989	30,285	-	50,132

Year ended December 31, 2016	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	1,966	23,268	44,335	-	69,569
Accrued liabilities and other payables	2,609	-	-	-	2,609
Trade payables	4,757	-	-	-	4,757
Total	9,332	23,268	44,335	-	76,935

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios (refer to note 12). No changes were made in the objectives, policies or processes during the years ended December 31, 2017 and 2016. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt.

The Company includes within net debt, interest bearing loans gross of unamortized debt discount, less cash.

Adjusted book capitalization refers to total equity adjusted for the market value of the Company’s vessels. The Company’s policy is to keep the ratio described above between a range of 60% - 80%.

	December 31,
	2017	2016
Interest bearing loans	41,660	65,778
Cash (including restricted cash)	(2,966)	(373)
Net debt	38,694	65,405

Equity	43,968	20,760
Adjustment for the market value of vessels (charter-free)	(31,970)	(46,292)
Adjusted book capitalization	11,998	(25,532)

Adjusted book capitalization plus net debt	50,692	39,873
Ratio	76%	164%

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

21	Financial risk management objectives and policies (continued)

The Company’s objective is to maintain the ratio of net debt to adjusted capitalization plus net debt to the range of 60%- 80%. Net debt as calculated above is not consistent with the International Financial Reporting Standards (“IFRS”) definition of debt. The following reconciliation is provided:

	December 31,
	2017	2016
Debt in accordance with IFRS (long & short-term borrowings)	41,538	65,572
Add: Unamortized debt discount	122	206
	41,660	65,778
Less: Cash and bank balances and bank deposits (including restricted cash)	2,966	373
Net debt	38,694	65,405

22	Fair values

The carrying values of financial instruments such as cash and cash equivalents, restricted cash, trade receivables and trade payables are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair values of the credit and loan facilities as of December 31, 2017 and 2016 was $41,219 and $62,831 respectively while their carrying value measured at amortised cost as of December 31, 2017 and 2016 was $41,538 and $65,572 respectively.

Fair value measurement

The following table provides the fair value measurement hierarchy (as defined in note 2.29) of the Company’s liabilities

As at December 31, 2017 and 2016, the Company held the following liabilities measured at or disclose their fair value:

	December 31, 2017	Level 1	Level 2	Level 3
Liabilities for which fair values are disclosed
Long term borrowings	41,219	-	41,219	-

	December 31, 2016	Level 1	Level 2	Level 3
Liabilities for which fair values are disclosed
Long term borrowings	62,831	-	62,831	-

There have been no transfers between Level 1 and Level 2 during the years

23	Events after the reporting date

Exercise of Warrants

Further to the February 2017 private placement, one investor partially exercised his warrant in 2018, purchasing 375,000 of the Company’s common shares for aggregate gross proceeds to the Company of approximately $600.

As of March 9, 2018, in connection with the February 2017 private placement, the February 2017 Warrants outstanding were exercisable for an aggregate of 30,523,209 common shares.

