Form 20-F
period 2018-12-31
GLOBUS MARITIME LTD
filed 2019-03-28
CIK 1499780

As filed with the Securities and Exchange Commission on March 28, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

  OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, there were 3,209,327 shares of the registrant’s Common Shares outstanding.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging Growth Filer ☐

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding on December 31, 2017 and 2018 as well as on the date of this annual report on Form 20-F.

On July 29, 2010, we effected a four-for-one reverse split of our common shares. On October 20, 2016, we effected a four-for-one reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). On October 15, 2018, the Company effected a ten-for-one reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts in this annual report on Form 20-F have been adjusted to give effect to these reverse splits.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2018	2017	2016	2015	2014
Consolidated Statement of comprehensive (loss)/income
Voyage revenues(1)	17,354	13,852	8,423	12,252	25,691
Management fee income	-	31	278	-	-
Total Revenues	17,354	13,883	8,701	12,252	25,691

Voyage expenses(1)	(1,188)	(1,352)	(954)	(1,921)	(3,567)
Vessel operating expenses	(9,925)	(9,135)	(8,688)	(10,321)	(9,707)
Depreciation	(4,601)	(4,854)	(5,014)	(6,085)	(5,624)
Depreciation of drydocking costs	(1,166)	(862)	(1,005)	(1,062)	(574)
Amortization of fair value of time charter attached to vessels	-	-	-	(41)	(746)
Administrative expenses	(1,356)	(1,224)	(2,094)	(1,751)	(1,896)
Administrative expenses payable to related parties	(528)	(514)	(351)	(465)	(522)
Share-based payments	(40)	(40)	(50)	(60)	(60)
(Impairment loss)/Reversal of impairment	-	-	-	(20,144)	2,240
Gain from sale of subsidiary	-	-	2,257	-	-
Other (expenses)/income, net	2	83	(30)	(110)	(1)
Operating (loss)/profit before financing activities	(1,448)	(4,015)	(7,228)	(29,708)	5,234

Interest income	-	3	5	8	12
Interest expense and finance costs	(2,056)	(2,221)	(2,676)	(2,783)	(2,137)
Loss on derivative financial instruments	(131)	-	-	-	-
Foreign exchange gains/(losses), net	67	(242)	74	87	103

Total comprehensive (loss)/income for the year	(3,568)	(6,475)	(9,825)	(32,396)	3,212

Basic earnings/(loss) per share for the year(2)	(1.11)	(2.51)	(37.73)	(126.22)	12.55
Diluted earnings/(loss) per share for the year(2)	(1.11)	(2.51)	(37.73)	(126.22)	12.55
Weighted average number of common shares, basic	3,200,927	2,574,995	260,384	256,667	255,859
Weighted average number of common shares, diluted	3,200,927	2,574,995	260,384	256,667	255,859
Dividends declared per common share	-	-	-	-	-
Dividends declared per Series A Preferred Share	-	-	-	174.65	113.88
Adjusted (LBITDA)/EBITDA(3) (unaudited)	4,319	1,701	(3,466)	(2,376)	9,938

(1) In respect of the election to apply IFRS 15 fully retrospectively, prior year figures have been adjusted in order to present Voyage revenues net of address commissions. Address commissions prior to the adoption of IFRS 15 were included in Voyage expenses.

(2) These figures reflect the 10-1 reverse stock split which occurred in October 2018.

(3) Adjusted (LBITDA)/EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

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

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA (unaudited) to total comprehensive (loss)/income for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2018	2017	2016	2015	2014
Total comprehensive (loss)/income for the year	(3,568)	(6,475)	(9,825)	(32,396)	3,212
Interest and finance costs, net	2,056	2,218	2,671	2,775	2,125
(Gain)/loss on derivative financial instruments	131	-	-	-	-
Foreign exchange (gains)/losses, net	(67)	242	(74)	(87)	(103)
Depreciation	4,601	4,854	5,014	6,085	5,624
Depreciation of drydocking costs	1,166	862	1,005	1,062	574
Amortization of fair value of time charter attached to vessels	-	-	-	41	746
Reversal of (impairment loss) / impairment	-	-	-	20,144	(2,240)
Loss from disposal of subsidiary	-	-	(2,257)	-	-
Adjusted (LBITDA)/EBITDA (unaudited)	4,319	1,701	(3,466)	(2,376)	9,938

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2018	2017	2016	2015	2014
Statements of financial position data
Total non-current assets	83,880	87,373	91,847	110,140	141,834
Total current assets (including “Non-current assets classified as held for sale”)	2,794	4,230	2,149	4,697	10,235
Total assets	86,674	91,603	93,996	114,837	152,069
Total equity	41,050	43,968	20,760	30,535	63,319
Total non-current liabilities	2,418	82	42,100	14,673	40,314
Total current liabilities	43,206	47,553	31,136	69,629	48,436
Total equity and liabilities	86,674	91,603	93,996	114,837	152,069

	Year Ended December 31,
	2018	2017	2016	2015	2014
Consolidated statements of cash flows data
Net cash generated/(used in) from operating activities	3,851	631	(3,600)	(60)	9,521
Net cash (used in)/generated from investing activities	(126)	(263)	362	5,351	5
Net cash (used in)/generated from financing activities	(6,435)	2,225	1,396	(8,369)	(9,333)

	Year Ended December 31,
	2018	2017	2016	2015	2014
Ownership days(1)	1,825	1,825	1,908	2,380	2,555
Available days(2)	1,755	1,787	1,885	2,336	2,513
Operating days(3)	1,723	1,745	1,830	2,252	2,500
Bareboat charter days(4)	-	-	-	22	365
Fleet utilization(5)	98.2%	97.6%	97.1%	96.4%	99.5%
Average number of vessels(6)	5.0	5.0	5.2	6.5	7.0
Daily time charter equivalent (TCE) rate(7)	$9,213	$6,993	$3,962	$4,333	$7,969

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

The following table reflects the Voyage Revenues to Daily Time Charter Equivalent Reconciliation for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)

	2018	2017	2016	2015	2014

Voyage revenues	17,354	13,852	8,423	12,252	25,691
Less: Voyage expenses	1,188	1,352	954	1,921	3,567
Less: bareboat charter net revenue	-	-	-	304	5,006
Net revenue excluding bareboat charter net revenue	16,166	12,500	7,469	10,027	17,118
Available days net of bareboat charter days	1,755	1,787	1,885	2,314	2,148
Daily TCE rate*	9,213	6,993	3,962	4,333	7,969

*The amounts are subject to rounding.

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

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile, but gradually recovered from market lows with further improvements taking place in the first half of 2010, before leveling out in the second half of 2010 and declining in 2011 throughout 2012. In 2013 rates remained volatile reaching their lows in January 2013 and their highs in December 2013 while volatility continued during 2014 as well, with rates reaching their highs during January 2014 and their lows during July 2014. In 2015, the decreasing trend in rates continued. In February 2016, the market reached a new all-time low and until the end of 2016 remained fairly depressed as compared to pre-2009 rates. In 2017 rates increased, reaching a peak during the fourth quarter of 2017. In 2018 rates were relatively stable throughout the year, although such rates reduced again at the beginning of 2019. Currently all of our vessels are chartered on short-term time charters and on the spot market, and we are exposed therefore to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 on February 10, 2016. In 2017 rates increased and the BDI went as high as 1,743 on December 12, 2017. In 2018 the BDI ranged from 948 to 1,774. The BDI dropped to 595 on February 11, 2019, representing an over 50% decrease from the end of 2018 rates. The dry bulk market remains volatile and significantly depressed.

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

We are exposed to political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union.

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”), and the U.K. government invoked Article 50 of the Lisbon Treaty related to withdrawal on March 29, 2017. The withdrawal of the United Kingdom from the European Union is expected to take effect on March 29, 2019. Under Article 50, the Treaty on the European Union and the Treaty on the Functioning of the European Union cease to apply in the relevant state from the date of entry into force of a withdrawal agreement or, failing that, two years after the notification of intention to withdraw, although this period may be extended in certain circumstances.  The United Kingdom and the European Union have not reached an agreement on the future terms of the United Kingdom’s relationship with the European Union. There is the potential that the United Kingdom and the European Union may not agree to a withdrawal arrangement before the date the United Kingdom leaves the European Union. Regardless of the eventual timing or terms of the United Kingdom’s exit from the EU, the result of the 2016 referendum continues to create significant political, regulatory and macroeconomic uncertainty.

There are a number of areas of uncertainty in connection with the future of the United Kingdom and its relationship with the EU. The negotiation of the United Kingdom’s exit terms and related matters may take several years. Given this uncertainty and the range of possible outcomes, it is not currently possible to determine the impact that the United Kingdom’s departure from the EU and/or any related matters may have on general economic conditions in the United Kingdom or the EU. The exit of the United Kingdom (or any other country) from the EU or prolonged periods of uncertainty relating to any of these possibilities could result in significant macroeconomic deterioration, including, but not limited to, further decreases in global stock exchange indices, increased foreign exchange volatility, decreased GDP in the European Union or other markets in which we operate, issues with cross-border trade, political and regulatory uncertainty and further sovereign credit downgrades. In addition, there could be changes to tax regulation affecting the repatriation of dividends from other countries, which may negatively affect us. Finally, Brexit is likely to lead to legal uncertainty in areas such as data protection, taxation, and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate, including the GDPR. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations and financial condition.

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

We currently charter all five vessels we own on the spot charter market. The spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters and to the off-hire periods including ballast passages. Rates within the spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable the vessels to be operated profitably. At current spot charter rates, we don’t believe that we will be operating profitably. A significant decrease in charter rates would affect value and further adversely affect our profitability, cash flows and ability to pay dividends. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

An over-supply of dry bulk carrier capacity may depress charter rates.

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered through 2018, even though the fleet growth percentage has substantially reduced during the last years. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

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

Our loan agreement with Macquarie Bank International Limited, which we refer to as the Macquarie Loan Agreement, and our loan agreement with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG), which we refer to as the Hamburg Commercial Loan Agreement, are secured by mortgages on our vessels, and require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our net worth. Since the middle of 2008, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases have led to a significant decline in the market values of our vessels. Furthermore, each of such loan agreements contains a cross-default provision that may be triggered by a default under any of our other loans. Our Convertible Note (“for details see Item 4.  Information on the Company”) also contains a cross-default provision that is triggered upon a material default or an event of default under an existing agreement which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate.

As of December 31, 2018, we did not satisfy the covenants included in our loan agreement with Hamburg Commercial Bank AG, constituting an event of default. For a more detailed discussion see Item 5.B Liquidity and Capital Resources—Indebtedness and Note 12 in the Consolidated Financial Statements filed herewith. The Macquarie Loan Agreement contains a cross-default provision, which means that we are in default under the Macquarie Loan Agreement, even though as of December 31, 2018 we were in compliance with all of our other obligations under the Macquarie Loan Agreement.

Further declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. Being in breach with the financial and other covenants under any of the Macquarie or the Hamburg Commercial Loan Agreement, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends.

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

Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and increased management costs and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast water, recycling of vessels, maintenance and inspection, elimination of tin-based paint, development and implementation of safety and emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For instance, the International Maritime Organization confirmed in October 2016 that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). Our vessels will thereafter require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. These and other costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the International Maritime Organization confirmed in October 2016 that a global 0.5% sulphur cap on marine fuels will come into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). Our vessels will thereafter require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels.

We discuss this further in this annual report--see “Business Overview—Environmental and Other Regulations—Regulations to Prevent Pollution from Ships”.

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

The continuing weakness in demand for dry bulk shipping services and any future declines in such demand could result in financial challenges faced by our charterers and may increase the likelihood of one or more of our charterers being unable or unwilling to pay us contracted charter rates. We expect to generate most or all of our revenues from these charters and if our charterers fail to meet their obligations to us, we will sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

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

A global 0.5% sulphur cap on marine fuels is expected to come into force on January 1, 2020. Because we do not have scrubbers on our vessels, our vessels will thereafter require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. This could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages even if we are not at fault, for example, if we pay a supplier for bunkers who subcontracts the supply and does not pay such subcontractor. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, could cause us to default on a charter, breach covenants in the Macquarie Loan Agreement, or the Hamburg Commercial Loan Agreement, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate or manage are classed by one of the major classification societies, including Nippon Kaiji Kyokai (Class NK), DNV GL and Bureau Veritas. Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, certain covenants in the Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement may be triggered, including as a result of the vessel being unable to trade between ports and being unemployable . Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated by the National Bureau of Statistics of China to have decreased from 6.8% for the former year of 2017 to approximately 6.6% for the year ended December 31, 2018, which would be the lowest rate in 28 years. China has previously imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China has also announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Sulphur regulations to reduce air pollution from ships may require retrofitting of vessels and may cause us to incur significant costs.

In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulphur fuel oil requirement, which cuts sulphur levels from 3.5% to 0.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulphur fuels on board, which is likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas (“LNG”), which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. It is unclear how the new emissions standard will affect the employment of our vessels, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. In particular, it is not known what the price differential between high sulphur content fuel and the more expensive low sulphur fuel will be or if low sulphur fuel will be available in the quantities needed at the areas where the vessels are trading. Over time, however, it is possible that ships not retrofitted to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

We are a Marshall Islands corporation and a majority of our subsidiaries are Marshall Islands corporations, and the European Union has put the Republic of the Marshall Islands on a blacklist of non-cooperative tax jurisdictions.

The European Union finance ministers rate jurisdictions for tax transparency, governance, real economic activity, and corporate tax rate. Countries which do not cooperate with the finance ministers are put on a “grey list” or a blacklist. While the Republic of the Marshall Islands was previously on the European Union’s grey list, on March 12, 2019, the Marshall Islands (along with Barbados and the United Arab Emirates) was moved to the “blacklist”. In making this announcement, the European Union cited the Marshall Islands’ having not “followed up” on prior commitments.

European Union member states have agreed upon a set of countermeasures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support Member States' work to develop a more coordinated approach to sanctions for the EU list in 2019. According to the European Commission announcement regarding the blacklist, EU legislation also prohibits EU funds from being channelled or transited through entities in countries on the blacklist.

We and all but one of our subsidiaries are Marshall Islands corporations, and it is difficult to say how or if this new development will impact our business. We do not know what actions the Marshall Islands may take to remove itself from the blacklist; how quickly the European Union would react to the Marshall Islands’ behavior; or how banks or other counterparties will act until the European Union takes the Marshall Islands off this “list of non-cooperative tax jurisdictions”. If banks or counterparties refuse to conduct transactions with us or route money through our accounts, we may need to reflag our vessels or change the domicile of our company and its subsidiaries, which would be expensive, time-consuming, and substantially disruptive to our business and our ability to repay our debts as they become due.

Company Specific Risk Factors

There are substantial doubts about our ability to continue as a going concern and if we are unable to continue our business, our shares may have little or no value.

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $40.4 million as of December 31, 2018.

See “—At December 31, 2018, Globus’s current liabilities exceeded its current assets” for more information.

Our ability to become a profitable operating company is dependent upon our ability to generate revenues and/or obtain financing adequate to fulfill our shipping activities, and achieving a level of revenues adequate to support our operating expenses. Our inability to generate net revenues has raised substantial doubts expressed by our independent auditors about our ability to continue as a going concern. All of our vessels are pledged as collateral to a bank, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. The doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

At December 31, 2018, Globus’s current liabilities exceeded its current assets.

As of December 31, 2018, we were not in compliance with the loan covenants of the agreement with Hamburg Commercial Bank AG, which constituted an event of default (for more information, see Item 5.B Liquidity and Capital Resources—Indebtedness). The Macquarie Loan Agreement contains a cross-default provision, which means that such non compliance also constituted a default under the Macquarie Loan Agreement, even though as of December 31, 2018 we were in compliance with all of our other obligations under the Macquarie Loan Agreement. Accordingly, an event of default has occurred under both the Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement, and our lenders can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Accordingly, as we did not have an unconditional right to defer settlement of the related liability for at least twelve months after the date of the consolidated statement of financial position, the total balance of the loans outstanding to Macquarie Bank International Limited and Hamburg Commercial Bank AG of $35.4 million at December 31, 2018, has been classified as current. As a result, as of December 31, 2018, our working capital, measured as our current assets, minus our current liabilities, including the current portion of long-term debt, amounted to a working capital deficit of $40.4 million.

Current liabilities as of December 31, 2018 include:

(1) the amount outstanding of $22.1 million with respect to the Hamburg Commercial Loan Agreement with Hamburg Commercial Bank AG. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

(2) the amount outstanding of $13.3 million with respect to the Loan Agreement with Macquarie Bank International Limited. For more information, see Item 5.B Liquidity and Capital Resources – Indebtedness.”

Based on our cash flow projections for the twelve-month period ending following the issuance of these consolidated financial statements, cash on hand and cash generated from operating activities will not be sufficient for us to be in compliance with the minimum liquidity requirement contained in certain of our loan and credit facilities or to cover scheduled debt payments due in this period. The period of time that we will be able to continue to operate as a going concern will depend on our ability to restructure our loan and credit arrangements and to finance our operations through the sale of equity, potential sale of assets, incurring debt, or other financing alternatives. All of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. We acknowledge that uncertainty remains over our ability to meet our liabilities as they fall due. If for any reason we are unable to continue as a going concern, our investors may lose all or a portion of their investment, and we may be unable to pay all of our outstanding debts and other obligations.

We have breached covenants contained in the Hamburg Commercial Loan Agreement.

As of December 31, 2018, the Company was in breach of the financial covenants included in its Hamburg Commercial Loan Agreement. The Macquarie Loan Agreement contains a cross-default provision, which means that we were in default under the Macquarie Loan Agreement as of December 31, 2018, even though at such time we were in compliance with all of our other obligations under the Macquarie Loan Agreement.

Our lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

See “Item 5.B Liquidity and Capital Resources – Indebtedness.”

Our convertible note may be redeemed under circumstances out of our control.

Under the terms of the convertible note, the convertible note may be redeemed or immediately due upon an Event of Default (as defined within the convertible note), a Change of Control (as defined within the convertible note), or a ten trading day period in which our stock trades below 120% the Floor Price then in effect, in some cases at a premium to the principal and interest outstanding under the convertible note. Some of the events giving rise to these rights are out of the Company’s immediate control (such as our stock price being below 120% of the floor price), and could trigger cross-default provisions under our other loan agreements. If we are unable to come up with the cash when due, we may be unable to pay the redemption price, which could negatively affect our stork price.

Restrictive covenants in the Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement may impose financial and other restrictions on us, including cross-default provisions, and we cannot assure you that we will be able to borrow funds from future debt arrangements.

The Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

➢	create or permit liens on our assets;

➢	engage in mergers or consolidations, or sales of certain of our assets;

➢	change the flag or classification society of our vessels;

➢	pay dividends; and

➢	change the management of our vessels.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, the Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement will, and future credit arrangements will likely, require us to maintain specified financial ratios and satisfy financial covenants during the remaining terms of such agreements, some of which are based upon the market value of our fleet. If the market value of our fleet declines sharply, we may not be in compliance with certain provisions of the Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement, and we may not be able to refinance our debt or obtain additional financing. The market value of dry bulk vessels is sensitive, among other things, to changes in the dry bulk charter market, with vessel values deteriorating in times when dry bulk charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the dry bulk market, along with the oversupply of dry bulk carriers and the prevailing difficulty in obtaining financing for vessel purchases, have adversely affected dry bulk vessel values, including the vessels in our fleet. As a result, we may not meet certain minimum asset coverage ratios and other financial ratios which are included in our loan arrangements.

For a more detailed discussion on our loan covenants, including breaches of them and relaxations and/or waivers we obtained, see “Item 5.B Liquidity and Capital Resources—Indebtedness.”

Our loan agreements include covenants regarding the continued service of our officers and directors or minimum equity interest held by our chairman, Mr. Feidakis.

The Fiment Shipping Credit Agreement includes covenants regarding the continued service of our officers and directors, including the continued service of Mr. Anthanasios Feidakis as Chief Executive Officer, which covenants would be breached if certain of our officers or directors resigned, died, were not reelected, or otherwise could not continue to serve the Company in such capacity. If one of those events occurred, the lender under this loan agreement could declare an event of default. Additionally, the change in the ultimate beneficial ownership or control of the Company constitutes an event of default under the Macquarie Loan Agreement, and a reduction in the equity interest held by our chairman Mr. George Feidakis below 40% of the voting securities or economic interest in the Company constitutes an event of default under the Firment Shipping Credit Facility. Each of our outstanding loan arrangements, except for the Firment Shipping Credit Facility, also contains a cross-default provision that may be triggered by a default under any of our other loans. A cross-default provision means that a default on one loan could result in a default on all of our other loans. Because of the presence of cross-default provisions in these secured loan arrangements, the refusal of any one lender to grant or extend a relaxation or waiver could result in most of our indebtedness being accelerated even if our other secured lenders have relaxed or waived covenant defaults under their respective loan arrangements. Our Convertible Note also contains a cross-default provision that is triggered upon a material default or an event of default under an existing agreement which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, and our ability to conduct our business would be severely impaired.

Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

Our stock price has been volatile recently. The closing price of our common shares within the past 12 months has ranged from a peak of $13.70 on January 10, 2018 to a low of $2.53 on December 24, 2018, representing a decrease of 82%, adjusting for the 4:1 and 10:1 stock split we effected on October 20, 2016 and October 15, 2018. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate.

Our existing shareholders will be diluted each time our outstanding warrant is exercised, and each time our convertible note is converted into common shares.

After we issued the October 2017 Warrant, the warrant holder had the right to purchase an aggregate of 1,250,000 common shares at a price of $16 per share (subject to adjustment). As of December 31, 2018, in connection with the October 2017 private placement, the October 2017 Warrant remained outstanding and had not been exercised in full or in part (meaning its holder could purchase an aggregate of 1,250,000 common shares, subject to adjustment).

Our convertible note is also convertible into shares of our common stock at the election of its holder at a fixed price of $4.50, or if our common stock price is lower than $4.50 after June 7, 2019, a floating conversion price at a discount to the market price of our common stock.

A blocker provision, which is substantially similar in both the warrant and the convertible note, limits the ability of the warrant or the entire convertible note to be converted at once, but does not prohibit its holder from exercising a portion of the warrant or converting a portion of the note, selling all of the common shares issued, and then further exercising the warrant or further converting the note.

We have no control over whether the holders will exercise their right to convert their convertible notes or exercise their warrant. We cannot predict the market price of our common stock at any future date, and therefore, cannot predict the applicable prices at which the convertible notes may be converted. For these reasons, we are unable to accurately forecast or predict with any certainty the total amount of shares that may be issued under the convertible note. However, the number of shares of our common stock issuable upon conversion of the convertible note increases when the price of our common stock declines. While there is a floor price in our convertible note of $2.25, which creates the minimum price into which the convertible note may convert into common stock, we can agree to reduce this floor price to any amount equal to or exceeding $1.00. The existence and potentially dilutive impact of the convertible note and our outstanding warrants may prevent us from obtaining additional financing in the future on acceptable terms, or at all.

A substantial number of common shares were sold in the February and October 2017 private placements and related loan amendment agreements, and we cannot predict if and when the holders of those securities may sell such shares in the public markets. Furthermore, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance would result in substantial dilution to our existing shareholders (unless they purchased additional shares to maintain their ownership) and could cause our stock price to decline.

The issuance or sale of a substantial amount of our common shares in the public market, or the perception that such could occur, could adversely affect the prevailing market price of our common shares.

Sales or issuances (by exercise of the warrant or conversion of the convertible note) of substantial amounts of our common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our common shares. Such sales could also cause our stock price to be volatile and would cause our shareholders to be diluted (unless they purchased additional shares to maintain their ownership). Furthermore, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance would result in substantial dilution to our existing shareholders (unless they purchased additional shares to maintain their ownership) and could cause our stock price to decline.

If we are unable to deliver common shares free of restrictive legends where required, we must make whole any purchaser who loses money by purchasing common shares on the market to complete a trade.

The warrant and the purchase agreement pursuant to which the warrant was issued in the October 2017 private placement require us, within the later of (a) five full trading days of the exercise of a warrant and (b) three full trading days after receipt of the purchase price for such exercised warrant, to issue common shares, which, where called for therein, must be free of restrictive legends. Our convertible note and the purchase agreement contain similar deadlines. If we are unable to deliver proof that the above has occurred when required and if a warrant holder, note holder, or shareholder has traded the common shares that we have failed to deliver unlegended, penalty provisions of these documents require us to make whole the holder who loses money by purchasing shares on the common market to complete its trade or potentially paying cash to the person to cover his costs. Depending on our share price during this time and the number of shares to which the payments relate, we could be required to pay a substantial sum.

If we are unable to maintain the effectiveness of the resale registration statement for the shares and warrant that we sold in the private placement in October 2017, we would have breached agreements and the warrants may be eligible for cashless exercise.

The warrant that we sold in October 2017 contains a provision whereby the relevant holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering the resale of the shares issuable thereunder is not effective. If for any reason we are unable to keep such a registration statement active and effective, we could be required to issue shares without receiving cash consideration. In addition, we would have breached certain agreements with that investor and may be sued. Currently the registration statement has been filed and is effective.

If we are unable to file and maintain the effectiveness of a resale registration statement for the shares into which our convertible note may convert, we will breach agreements and be subject to consequences.

The documentation relating to the issuance of the convertible note contains an agreement to file a registration statement and have it effective within 120 days of the issuance of the convertible note. If for any reason we are unable to keep such a registration statement active and effective, we would be required to pay certain liquidated damages, and be sued for breach of contract.

We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under the Macquarie Loan Agreement or the Hamburg Commercial Loan Agreement or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to refinance the Macquarie Loan Agreement, the Hamburg Commercial Loan Agreement or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under the Macquarie Loan Agreement, the Hamburg Commercial Loan Agreement or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity.

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1 million and net income from continuing operations of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. In such event, Nasdaq rules permit us to appeal any delisting determination to a Nasdaq Hearings Panel. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares would breach a number of our credit facilities and loan arrangements, some of which contain cross default provisions. There could also be adverse tax consequences—please read “Item 10.E Taxation – United States Tax Considerations - United States Federal Income Taxation of United States Holders – Distributions” for further information. In calendar year 2018, the closing price of our common shares ranged from a peak of $13.70 on January 10, 2018 to a low of $2.53 on December 24, 2018.

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

On May 9, 2016 the Company received a written notification from Nasdaq confirming its eligibility for a second grace period of 180 days, lasting until November 9, 2016 to regain compliance with its minimum $1.00 per share closing bid price requirement. On October 20, 2016, we effected a four-for-one reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). On November 3, 2016 we received a letter from NASDAQ, indicating that the Company has regained compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the NASDAQ Capital Market, pursuant to the NASDAQ marketplace rules. For at least 10 consecutive business days from October 20, to November 2, 2016, the closing bid price had been greater than $1.00. NASDAQ indicated within its letter that since the Company has regained compliance with the minimum bid price rule, the matter had closed.

On May 4, 2018, the Company received written notification from The Nasdaq Stock Market dated April 30, 2018, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 29, 2018. On October 15, 2018, we effected a ten-for-one reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). On October 30, 2018 we received a letter from Nasdaq, indicating that the Company has regained compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the Nasdaq Capital Market, pursuant to the Nasdaq marketplace rules. Because for at least 10 consecutive business days after the reverse stock split, the closing bid price had been greater than $1.00, NASDAQ indicated within its letter that the Company regained compliance with the minimum bid price rule and the matter had closed. We can offer no reassurance that we will not receive similar letters in the future.

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

Our strategy involves employing our vessels primarily on time charters generally with durations between three months and five years. As of December 31, 2018, all of our vessels were employed on short-term time charters. Although time charters with durations of one to five years may provide relatively steady streams of revenue, if our vessels were committed to such charters they may not be available for re-chartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The dry bulk market is volatile, and in the past charter rates have declined below operating costs of vessels and such is currently the case. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to cover our costs, operate our vessels profitably or to pay dividends, or all of them.

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

Our vessels are manned by masters, officers and crews (totaling 113 as of December 31, 2018). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2018 and 2017, the weighted average age of the vessels in our fleet was 10.8 and 9.8 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

The tax residents of Greece who receive dividends from such shipowning or their holding companies, (pursuant to a very recent agreement between the Union of Greek Shipowners and the Greek State, which is expected to come in force shortly) are taxed at 10% on the dividends which they receive and which they import into Greece, not being liable to any other taxation for these, which include those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad.

The Greek crisis could adversely affect the operations of our fleet manager, which has offices in Greece.

Globus Shipmanagement Corp., our Manager, has an office in Greece. As a result of the ongoing economic slump in Greece, our Manager may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Furthermore, renewed political uncertainty and social unrest due to the worsening economic conditions and the growing refugee population in the country may undermine Greece's political and economic stability and may lead it to exit the Eurozone, which may adversely affect the operations of our Manager located in Greece. We also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt the operations of our Manager.

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

If we are not in compliance with our loan covenants and received a notice of default and were unable to cure it under the terms of our loan covenants, we may be forbidden from issuing dividends. There can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency at all. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of this annual report on Form 20-F. The Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement also prohibit our declaration and payment of dividends under some circumstances, as does our convertible note. Under each of the Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under the Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement. An event of default has occurred under the Hamburg Commercial Loan Agreement, and as the Macquarie Loan Agreement contains a cross-default provision, this means that we are in default under the Macquarie Loan Agreement, even though as of December 31, 2018 we were in compliance with all of our other obligations under the Macquarie Loan Agreement. Accordingly, we are presently unable to declare and pay dividends. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. We may also enter into new financing or other agreements that may restrict our ability to pay dividends even without an event of default. In addition, we may pay dividends to the holders of our preferred shares prior to the holders of our common shares, depending on the terms of the preferred shares. Our Convertible Note also contains a cross-default provision that is triggered upon a material default or an event of default under an existing agreement which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate.

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

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

➢	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

➢	the level of our operating costs;

➢	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

➢	vessel acquisitions and related financings;

➢	restrictions in the Macquarie Loan Agreement and the Hamburg Commercial Loan Agreement and in any future debt arrangements;

➢	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;

➢	prevailing global and regional economic and political conditions;

➢	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

➢	our overall financial condition;

➢	our cash requirements and availability;

➢	the amount of cash reserves established by our board of directors; and

➢	restrictions under Marshall Islands law.

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

As of December 31, 2018 and December 31, 2017, the vessels in our current fleet had a weighted average age of 10.8 and 9.8 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

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

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2018, 2017 and 2016, we derived substantially all of our revenues from approximately 24, 22 and 29 customers, respectively, and approximately 48%, 44% and 36%, respectively, of our revenues during those years, were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2018 and 2017 we incurred approximately 29% and 28%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings and cash flow.

LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. Because the interest rates borne by some of our outstanding loan facilities fluctuate with changes in LIBOR, it would affect the amount of interest payable on those debts, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, there is uncertainty relating to the LIBOR calculation process which may result in the phasing out of LIBOR in the future, and lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would also have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks, currently reporting information used to set LIBOR, will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the U.S. Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.

Our chairman of the board of directors beneficially owns a significant number of our total outstanding common shares and could control matters on which our shareholders are entitled to vote.

Mr. George Feidakis, the chairman of our board of directors, beneficially owns a significant number (but not a majority) of our outstanding common shares as of March 28, 2019. Please read “Item 7.A. Major Shareholders.” Until such time that we issue a significant number of securities (which could occur upon exercise of the warrant issued during the October 2017 private placement or upon conversion of the convertible note) to persons other than Mr. George Feidakis or entities nor beneficially owned by Mr. George Feidakis, or Mr. George Feidakis sells all or a portion of his common shares, Mr. George Feidakis may be able to control the outcome of many matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Mr. George Feidakis may be different from your interests.

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

Furthermore, Mr. George Feidakis, the chairman of our board of directors, beneficially owns a significant number (but not a majority) of our outstanding common shares. Please read “Item 7.A. Major Shareholders.” Where a substantial percentage of the shares of publicly traded companies is held by a small number of shareholders, the shares may have a lower trading volume than similarly-sized publicly traded companies. Until such time as we issue a significant number of securities (which could occur upon exercise of the warrant issued during the October 2017 private placement or upon conversion of the convertible note) to persons other than Mr. George Feidakis or entities not beneficially owned by Mr. George Feidakis, or Mr. George Feidakis sells all or a portion of his common shares, we may have a lower trading volume than similarly-sized companies, which means shareholders who buy or sell relatively small amounts of our common shares could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be. The dry bulk shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

We may have to pay tax on U.S. source shipping income.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel-owning or chartering company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under section 883 of the Code and the U.S. Treasury regulations promulgated thereunder, which we refer to as the Section 883 Exemption, or through the application of a comprehensive income tax treaty between the United States and the corporation’s country of residence. The eligibility of Globus Maritime and our subsidiaries to qualify for the Section 883 Exemption is determined each taxable year and is dependent on certain circumstances related to the ownership of our shares and on interpretations of existing U.S. Treasury regulations, each of which could change. We can therefore give no assurance that we will in fact be eligible to qualify for the Section 883 Exemption for all taxable years. In addition, changes to the Code, the U.S. Treasury regulations or the interpretation thereof by the U.S. Internal Revenue Service, or IRS, or the courts could adversely affect the ability of Globus Maritime and our subsidiaries to take advantage of the Section 883 Exemption.

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

There are legal uncertainties involved in this determination because there is no direct legal authority under the PFIC rules addressing our current and projected future operations. Moreover, a case decided in 2009 by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would be a PFIC unless an active leasing exception applies. Although the IRS has announced that it will not follow the reasoning of this case, and that it intends to treat the income from standard industry time charters as services income, no assurance can be given that a U.S. court will not follow the aforementioned case. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

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

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, Syria, North Korea and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

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

On July 14, 2015, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action, or the JCPOA, which was intended to restrict significantly Iran’s ability to develop and produce nuclear weapons while simultaneously easing sanctions directed at non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, the United States joined the EU and the United Nations in lifting a significant number of sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its obligations under the JCPOA. However, on May 8, 2018, President Trump announced his intention to withdraw the United States from the JCPOA. The withdrawal was effected in stages, culminating in the complete reimposition of U.S. sanctions on November 5, 2018. As of now, the EU and other parties to the JCPOA have not withdrawn, and the EU and United Nations sanctions that were lifted have not been reimposed.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future as such regulations and sanctions may be amended over time. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

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

The market price of our common shares could decline due to sales of a large number of our securities in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also occur if our warrant holder exercises their warrants, or our convertible note holder converts the convertible note, and either sells the resulting common shares. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares.

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

Our issuance of additional common shares (which will occur each time a warrant holder exercises a warrant or a convertible note holder converts their note), including Class B shares, or other equity securities of equal or senior rank would have the following effects:

➢	our existing shareholders’ proportionate ownership interest in us will decrease;
➢	the amount of cash available for dividends payable on our common shares may decrease;
➢	the relative voting strength of each previously outstanding share may be diminished; and
➢	the market price of our common shares may decline, and we could be forced to delist our shares from Nasdaq.

Furthermore, we may sell securities at less than the prevailing market price, and are obligated to do so pursuant to our convertible note under certain circumstances. Because we are a foreign private issuer, we are not bound by any Nasdaq rule that requires shareholder approval for certain issuances of our securities. We therefore can issue securities in such amounts and at such times as we feel appropriate, all without shareholder approval. See “Item 16G. Corporate Governance.”

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

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

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act of 1933, as amended, which we refer to as the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. (These figures do not reflect the 4-1 reverse stock split which occurred in October 2016 or the 10-1 reverse stock split which occurred in October 2018.)

On April 11, 2016, our common shares began trading on the Nasdaq Capital Market instead of the Nasdaq Global Market.

On October 20, 2016, we effected a four-for-one reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). (These figures do not reflect the 10-1 reverse stock split which occurred in October 2018.)

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 5 million of our common shares and warrants to purchase 25 million of our common shares at a price of $1.60 per share (subject to adjustment) to a number of investors in a private placement. (These figures do not reflect the 10-1 reverse stock split which occurred in October 2018.) These securities were issued in transactions exempt from registration under the Securities Act. The following day, we entered into a registration rights agreement with the Purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, we also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited (“Firment”), a related party to the Company and the lender under the Revolving Credit Facility dated December 16, 2014 (as amended, the “Firment Credit Facility”), which then had an outstanding principal amount of $18,523,787. Firment released an amount equal to $16,885,000 (but left an amount equal to $1,638,787 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. (These figures do not reflect the 10-1 reverse stock split which occurred in October 2018.)

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited, a related party to the Company and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115,000 (but left an amount equal to $74,048 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. (These figures do not reflect the 10-1 reverse stock split which occurred in October 2018.)

Each of the above mentioned warrants are or were exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which had no such restriction in its warrants) could not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision, which we call the “Blocker Provision”, does not limit a warrant holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. The warrants that we sold in February and October 2017 each contained a provision whereby the relevant holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering the resale of the shares issuable thereunder is not effective. If for any reason we are unable to keep such a registration statement active, we could be required to issue shares without receiving cash consideration.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 2.5 million of our common shares and a warrant to purchase 12.5 million of our common shares at a price of $1.60 per (subject to adjustment) share to an investor in a private placement. These securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended. On that day, we also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 2.5 million common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 Warrant. (These figures do not reflect the 10-1 reverse stock split which occurred in October 2018.)

Under the terms of the October 2017 Warrant, the warrant holder may not exercise its warrant to the extent such exercise would cause the warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the October 2017 Warrant which have not been exercised. This provision does not limit the warrant holder from acquiring up to 4.99% of our common shares, selling all of its common shares, and re-acquiring up to 4.99% of our common shares. This “Blocker Provision” is identical to the Blocker Provision contained in the warrants purchased in February 2017 (other than in the warrants granted to Silaner Investments Limited and Firment Trading Limited, which had no such provision). The October 2017 Warrant is exercisable for 24 months after its issuance.

On October 15, 2018, we effected a ten-for-one reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares).

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity on November 19, 2020. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Drawdown Date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into Common stock. The Conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the Common Stock on the Principal Market on any Trading Day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive Trading Days immediately preceding the date on which the Conversion Notice was executed or (ii) $2.80.

As of December 31, 2018, our issued and outstanding capital stock consisted of 3,209,327 common shares.

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. The Convertible Note was issued in a transaction exempt from registration under the Securities Act. As of the date hereof, no conversion of the Convertible Note has occurred.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. For more information, please read “—Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

Our fleet is currently comprised of a total of five dry bulk vessels consisting of one Panamax and four Supramaxes. The weighted average age of the vessels we owned as of December 31, 2018 was 10.8 years, and their carrying capacity was 300,571 dwt.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the previous three fiscal years, consisted of deferred drydocking costs of $2.1 million in 2018, deferred drydocking costs of $1.0 million in 2017, and deferred drydocking costs of $0.5 million in 2016.

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

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which we refer to as our Manager, which provides in-house commercial and technical management for our vessels and provides consulting services for an affiliated ship-management company. Our Manager previously entered into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services, which agreement terminated. In 2016 our Manager entered into a consultancy agreement with an affiliated ship-management company, where our Manager provided consulting services to the affiliated ship-management company. This agreement also terminated on January 31, 2017.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During the 2018 year, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own are eliminated upon consolidation of our accounts.

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

Commissions

During the year ended December 31, 2018, we paid commissions ranging from 5% to 6.25% relevant to each time charter agreement then in effect.

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

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to operators, trading houses (including commodities traders), shipping companies and producers and government-owned entities and generally avoid chartering our vessels to companies we believe to be speculative or undercapitalized entities. Since our operations began in September 2006, our customers have included Hyundai Glovis Co. Ltd., Dampskibsselskabet NORDEN A/S, ED & F Man Shipping Limited, Transgrain and Far Eastern Silo and Shipping (Panama) S.A. In addition, during the periods when some of our vessels were trading on the spot market, they have been chartered to charterers such as Cargill International SA, Oldendorff GmbH & Co KG, Western Bulk Pte. Ltd., Ausca Shipping HK Limited and others, thus expanding our customer base.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2017. In 2018 the BDI was relatively stable and ranged from 948 on September 21, 2018 to as high as 1,774 on June 7, 2018. The BDI had a decreasing trend during the first two months of 2019 reaching as low as 595 on February 11, 2019.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2018 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2018, our vessels did not call on any port call in Iran.

Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

January 16, 2016 was “implementation day” under the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the United Kingdom, and the United States), the E.U., and Iran to ensure that Iran’s nuclear program will be exclusively peaceful, and the United States and the E.U. lifted nuclear-related sanctions on Iran. However, on May 8, 2018, President Trump announced his intention to withdraw the United States from the JCPOA. The withdrawal was effected in stages, culminating in the complete reimposition of U.S. sanctions on November 5, 2018. As of now, the EU and other parties to the JCPOA have not withdrawn, and the EU and United Nations sanctions that were lifted have not been reimposed. We intend to continue to charter our vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and E.U. and other applicable laws (including U.S. “secondary sanctions”).

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

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	January 2021	December 2022	Class NK
m/v Sky Globe	November 2019	November 2019	DNV GL
m/v Star Globe	May 2020	May 2020	DNV GL
m/v Moon Globe	August 2020	November 2020	Class NK
m/v Sun Globe	December 2019	August 2022	Bureau Veritas

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

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil with a lower cap on the sulphur content applicable inside special areas, the “Emission Control Areas” or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the US Caribbean Sea area. The global cap on the sulphur content of fuel oil is currently 3.5% to be reduced to 0.5% as of January 1, 2020, regardless of whether a ship is operating outside a designated ECA. From January 1, 2015 the cap on the sulphur content of fuel oil for vessels operating in ECAs has been 0.1%. Annex VI also provides for progressive reductions in NOx emissions from marine diesel engines installed in vessels. Limiting NOx emissions is set on a three tier reduction, the final tier (“Tier III”) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the US Caribbean Sea ECA. The Tier III requirements would also apply to engines of vessels operating in other ECAs as may be designated in the future by the IMO’s Marine Environment Protection Committee (or MEPC) for Tier III NOx control. In October 2016, the MEPC approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions. These two new NOx ECAs and the related amendments to Annex VI were adopted by IMO’s MEPC in 2017 and the two new ECAs and the related amendments (with some exceptions) entered into effect on January 1, 2019. The Tier III requirements do not apply to engines installed on vessels constructed prior to January 1, 2021, if they are of less than 500 gross tons, of 24 m or over in length, and have been designed and used solely for recreational purposes. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. On December 12, 2015 the Paris Agreement was adopted by 195 countries. The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to well below 2˚ Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping. The Paris Agreement has been ratified by a large number of countries and entered into force on November 4, 2016. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2014 the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of vessels. As of March 1, 2018, amendments to Annex VI added new Regulation 22A on the collection and reporting of ship fuel oil consumption data. Under the new requirements, ships of 5,000 gross tonnage and above will have to collect consumption data for each type of fuel oil they use, as well as certain other data including proxies for transport work. Data collection for this commences on January 1, 2019. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023.

The EU adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of carbon dioxide emissions from vessels (or the MRV Regulation), which was published in the Official Journal on May 19, 2015 and entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, such as, amongst others, warships and fish catching or fish processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (although a decision on this this could be deferred until 2023) in the absence of a comparable system operating under the IMO. Individual EU Member States may impose additional requirements. In the United States, the U.S. Environmental Protection Agency, or EPA, issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business through increased compliance costs or additional operational restrictions that we cannot predict with certainty at this time.

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

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of vessels’ ballast water and sediments. The BWM Convention’s implementing regulations require vessels to conduct ballast water management in accordance with the standards set out in the convention, which include performance of ballast water exchange in accordance with the requirements set out in the relevant regulation and the gradual phasing in of a ballast water performance standard which requires ballast water treatment and the installation of ballast water treatment systems on board the vessels. The BWM Convention is now in force and vessels are required to retrofit a Ballast Water Management System on each IOPP survey renewal after September 8, 2017. According to IMO, vessels are required to implement a Ballast Water and Sediments Management Plan, carry a Ballast Water Record Book and an International Ballast Water Management Certificate. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS.

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

The EU has also adopted legislation requiring the use of low sulphur fuel. Under Council Directive 1999/32/EC as subsequently amended (most recently by Directive 2012/33/EU), from January 1, 2015, vessels have been required to burn fuel with a sulphur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones falling within sulphur oxide (SOx) Emission Control Areas (or SECAs), such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with MARPOL Annex VI. Directive 1999/32/EC was repealed and codified by 2016/802/EU to align with the revised Annex VI.

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

The EU has also adopted Regulation (EU) No 1257/2013 which lays down rules in relation to ship recycling and management of hazardous materials on vessels. The Regulation lays down requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities which meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also lays down rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Recycling Convention. It applies to vessels flying the flag of a Member State and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation generally entered into force on December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. On December 19, 2016, the EU Commission adopted the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation.

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

The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018, and establishes a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the U.S. Environmental Protection Agency (or EPA) to develop performance standards for incidental discharges, and requires the USCG to develop regulations within two years of the EPA’s promulgation of standards. Under VIDA, all provisions of the VGP remain in force and effect as currently written until the U.S. Coast Guard regulations are finalized.

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

In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems. The rule went into effect in June 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s Ballast Water Management Convention (to which the U.S. is not a party). The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cubic meter of discharge. Ships sailing in U.S. waters are required to employ a type-approved ballast water management system which is compliant with U.S. Coast Guard regulations. As of January 2019, the USCG has issued Type Approval for over a dozen ballast water management systems, with additional systems under review. The Coast Guard will still consider requests for extensions of a vessel’s compliance date if evidence is shown by the owner or operator as to why compliance is not possible.

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

D.  Property, Plants and Equipment

In August 2006, our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a related party to us. Rental expense was €14,578 per month until December 31, 2015. The rental agreement provided for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract ran for nine years and could have been terminated by us with six months’ notice, and terminated at the end of 2015. In 2016 we renewed the rental agreement at a monthly rate of €10,360 ($11,900) with a lease period ending January 2, 2025. We do not presently own any real estate. As of December 31, 2018, we owed Cyberonica approximately $427,000 of back rent.

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

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. (These figures do not reflect the 4-1 reverse stock split which occurred in October 2016 or the 10-1 reverse stock split which occurred in October 2018.)

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

In July 2015, we sold m/v Tiara Globe, a 1998-built Panamax.

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

On October 20, 2016, we effected a four-for-one reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares).

In July 2016, we redeemed the remaining 2,567 of our Series A Preferred Shares that were issued and outstanding.

We conducted a private placement on February 8, 2017, in which we issued, for gross proceeds of $5 million, an aggregate of 5 million common shares and warrants to purchase 25 million common shares at a price of $1.60 per share (subject to adjustment; these figures do not reflect a 10-1 reverse stock split which occurred in October 2018), in a private placement to a group of private investors. The Company has used the proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt. In connection with the February, 2017 private placement, we terminated an aggregate of $20 million of the outstanding principal and interest of the Firment Credit Facility and the Silaner Credit Facility in exchange for issuing 20 million shares and warrants exercisable for 7,380,017 common shares at a price of $1.60 per share (subject to adjustment; these figures do not reflect a 10-1 reverse stock split which occurred in October 2018) to nominees of the lenders. In each instance, the outstanding amounts were paid in their entirety subsequent to the close of the February 2017 private placement, but the Facilities remain available to the Company. Both lenders are related parties to the Company.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 2.5 million of our common shares and a warrant to purchase 12.5 million of our common shares at a price of $1.60 per share (subject to adjustment; these figures do not reflect a 10-1 reverse stock split which occurred in October 2018) to an investor in a private placement.

On October 15, 2018, we effected a ten-for-one reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares).

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity on November 19, 2020. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Drawdown Date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into Common stock. The Conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the Common Stock on the Principal Market on any Trading Day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive Trading Days immediately preceding the date on which the Conversion Notice was executed or (ii) $2.80.

In December 2018, through our wholly owned subsidiaries, Artful Shipholding S.A. (“Artful”) and Longevity Maritime Limited (“Longevity”), we entered into the Macquarie Loan Agreement for an amount up to $13.5 million with Macquarie Bank International Limited and used funds borrowed thereunder to refinance part of the repayment of the existing DVB Loan Agreement for the m/v Moon Globe and m/v Sun Globe. Globus acts as guarantor for this loan.

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). As of the date hereof, no conversion of the Convertible Note has occurred.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. The following summaries of the conversion and redemption provisions of the Convertible Note are qualified in their entirety to the terms of the Convertible Note itself:

•	The Convertible Note may be converted, in whole or in part, into the Company’s common stock at any time by its holder, in which case all principal, interest, and other amounts owed pursuant to the Convertible Note shall convert at a price per share which differs based upon the performance of the Company’s stock price. The price per share for conversion purposes shall be $4.50 (the “Conversion Price”); but if after June 7, 2019, the Company’s common stock trades below the Conversion Price, the price per share for conversion purposes shall be the lowest of (a) the Conversion Price and (b) the highest of (i) $2.25 (the “Floor Price”) and (ii) 87.5% of the average of the high and low bid price from any day chosen by the holder during the ten (10) consecutive trading day period ending on and including the trading day immediately prior to the applicable conversion date (the “Alternate Conversion Price”) regardless of the subsequent stock price.

•	The Convertible Note may be redeemed, in whole or in part, by request of its holder upon:

o	(a) an Event of Default (as defined within the Convertible Note), in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note, and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 4(b) of the Convertible Note);

o	(b) a Change in Control (as defined within the Convertible Note) of the Company, in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 5(c) of the Convertible Note); or

o	(c) a ten Trading Day period in which the common shares trade below 120% of the Floor Price, in exchange for 100% of all amounts owed under the Convertible Note.

•	The Convertible Note may be redeemed, in whole or in part, at any time by the Company. If the Company elects to redeem the Convertible Note, the Company shall immediately be obligated to pay the holder the greater of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 8(a) of the Convertible Note). If the Company elects to redeem the Convertible Note, the Company (as a procedural matter) must first provide the holder notice, which could allow the holder to convert prior to payment by the Company of the redemption amount.

•	If any portion of the Convertible Note is not redeemed or converted prior to its maturity date, on the maturity date, the Company shall pay all outstanding principal in cash and may elect whether to pay the interest (and any other amounts owed) in cash or shares of the Company’s common stock. If interest is paid in common stock, the Alternate Conversion Price per share shall apply.

The Convertible Note includes anti-dilution protections to its holder, which could cause the Conversion Price and Floor Price to be adjusted (upwards or downwards) proportionately upon a stock split. The Convertible Note further allows the Company, with the holder’s consent, to reduce the Floor Price or the then current conversion price, as to any amount and for any period of time deemed appropriate by the Company’s board of directors, but to a price no less than $1.00 per share.

Under the terms of the Convertible Note, the Company may not issue shares to the extent such issuance would cause the Holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such issuance, excluding for purposes of such determination common shares issuable upon subsequent conversion of principal or interest on the Convertible Note. This provision does not limit a Holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. The Convertible Note further entitles its holder to any options, convertible securities or rights to purchase shares, warrants, securities or other property if the Company should issue such pro rata to all or substantially all of the record holders of any class of common shares, in each instance as though the Convertible Note had converted in full at the Alternate Conversion Price and as though the aforementioned limitation on conversion and issuance did not exist.

The Company also signed a registration rights agreement with the private investor pursuant to which we agreed to register for resale the shares that could be issued pursuant to the convertible note. The registration rights agreement contains liquidated damages if we are unable to register for resale the shares into which the convertible note may convert, and maintain such registration.

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

We seek to manage our fleet in a manner that allows us to maintain profitability across the shipping cycle and thus maximize returns for our shareholders. To accomplish this objective we have historically deployed our vessels primarily on a mix of bareboat and time charters (with terms of between one month and five years). According to our assessment of market conditions, we have historically adjusted the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with time charters or to profit from attractive spot charter rates during periods of strong charter market conditions.

The average number of vessels in our fleet for the years ended December 31, 2018 and 2017 was 5.0 and for the year ended December 31, 2016 was 5.2.

Our operations are managed by our Athens, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., our Manager, who provides in-house commercial and technical management services to our vessels and consultancy services to an affiliated ship-management company. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide such services and previously entered into a consultancy agreement with an affiliated ship-management company, which agreement terminated.

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

Our voyage revenues in 2018 and 2017 increased compared to their respective prior year mainly due to greater daily time charter and spot rates earned on average from our vessels on a year over year basis. In 2016 our voyage revenues decreased when compared to 2015, mainly due to lower daily time charter and spot rates earned on average from our vessels on a year over year basis.

From March to June 2016, we managed a vessel that we did not own. We did not manage any vessels that we did not own in 2018 and 2017. In January 2017 and 2016, we also provided consultancy services to an affiliated ship-management company, something we did not do in 2018.

Employment of our Vessels

As of the date of this annual report, we employed our vessels as follows:

➢	m/v Star Globe – on a time charter that began in November 2018 and is expected to expire in April 2019, at the gross rate of $10,000 per day.

➢	m/v River Globe – on a time charter that began in March 2019 and is expected to expire in March 2019, at the gross rate of $11,000 per day.

➢	m/v Sky Globe – on a time charter that began in January 2019 and is expected to expire in March 2019, at the gross rate of $10,250 per day.

➢	m/v Moon Globe – on a time charter that began in December 2018 and is expected to expire in July 2019, at the gross rate of approximately $8,000 per day, linked to the BDI Index.

➢	m/v Sun Globe – on a time charter that began in December 2018 and is expected to expire in April 2019, at the gross rate of $11,500 per day.

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

If we charter our vessels on bareboat charters, the charterer will pay for most of the voyage expenses and operating expenses.

As is common in the shipping industry, we have historically paid commissions ranging from 1.25% to 2.50% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.

For the year ended December 31, 2018, commissions amounted to $0.3 million. For the years ended December 31, 2017 and 2016, commissions amounted to $0.2 million, respectively.

We believe that the amounts and the structures of our commissions are consistent with industry practices.

These commissions are directly related to our revenues. We therefore expect that the amount of total commissions will increase if the size of our fleet grows as a result of additional vessel acquisitions and employment of those vessels or if charter rates increase.

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

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the second quarter of 2016, we reduced the scrap rate from $240/ton to $200/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $95,600 included in the consolidated statement of comprehensive (loss)/income for 2016. During the third quarter of 2017, we adjusted the scrap rate from $200/ton to $250/ton due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $86,000 included in the consolidated statement of comprehensive (loss)/income for 2017. During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $178,000 of the depreciation charge included in the consolidated statement of comprehensive loss for 2018.

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

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements, including the Kelty Loan Agreement (prior to its termination), the DVB Loan Agreement (prior to its termination), the Hamburg Commercial Loan Agreement, the Macquarie Loan Agreement, the Firment Credit Facility (prior to its termination), the Silaner Credit Facility (prior to its termination) and the Firment Shipping Credit Facility that we entered into in November 2018. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2018, 2017 and 2016, we had $37.9 million, $41.7 million and $65.8 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt as well as our available but undrawn Credit Facility, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

Gain/ (Loss) on Sale of Subsidiary

Gain or loss on disposal of subsidiary is the difference between (a) the carrying amount of the net assets and (b) the proceeds of sale. In 2016 we reached a settlement agreement with Commerzbank subsequent to which we disposed Kelty Marine Ltd., the owner of m/v Energy Globe. The result from the sale of Kelty Marine Ltd. was a gain of $2.3 million (including the partial write-off of the outstanding balance of the Commerzbank loan), which is classified under “Gain from sale of subsidiary” in the consolidated statement of comprehensive (loss)/income.

Gain/ (Loss) on Derivative Financial Instruments

Derivative financial instruments, including embedded derivative financial instruments, are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive (loss)/income.

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

	Year Ended December 31,
	2018	2017	2016	2015	2014
Ownership days	1,825	1,825	1,908	2,380	2,555
Available days	1,755	1,787	1,885	2,336	2,513
Operating days	1,723	1,745	1,830	2,252	2,500
Bareboat charter days	-	-	-	22	365
Fleet utilization	98.2%	97.6%	97.1%	96.4%	99.5%
Average number of vessels	5.0	5.0	5.2	6.5	7.0
Daily time charter equivalent (TCE) rate*	$9,213	$6,993	$3,962	$4,333	$7,969

*Amounts subject to rounding.

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

The following table reflects the Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2018	2017	2016	2015	2014

Voyage revenues	17,354	13,852	8,423	12,252	25,691
Less: Voyage expenses	1,188	1,352	954	1,921	3,567
Less: bareboat charter net revenue	-	-	-	304	5,006
Net revenue excluding bareboat charter net revenue	16,166	12,500	7,469	10,027	17,118
Available days net of bareboat charter days	1,755	1,787	1,885	2,314	2,148
Daily TCE rate*	9,213	6,993	3,962	4,333	7,969

*Amounts subject to rounding.

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2018 compared to the year ended December 31, 2017 and for the year ended December 31, 2017 compared to the year ended December 31, 2016. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2018 compared to the year ended December 31, 2017

As of December 31, 2018 and 2017, our fleet consisted of five dry bulk vessels (four Supramaxes and one Panamax) with an aggregate carrying capacity of 300,571 dwt. During the years ended December 31, 2018 and 2017, we had an average of 5.0 dry bulk vessels in our fleet.

During the year ended December 31, 2018, we had an operating loss of $1.4 million while during the year ended December 31, 2017, we had an operating loss of $4.0 million.

Voyage revenues. Voyage revenues increased by $3.5 million, or 25%, to $17.4 million in 2018, compared to $13.9 million in 2017. The increase is primarily attributable to an increase in average TCE rates. In 2018, we had total operating days of 1,723 and fleet utilization of 98.2%, compared to 1,745 operating days and a fleet utilization of 97.6% in 2017. We also had 1,825 ownership days both in 2018 and 2017.

Management & consulting fee income. During 2018 we did not earn any income from management and consulting fees compared to $31,000 in 2017. In June 2016, Globus Shipmangement Corp., our ship management subsidiary, entered into a consultancy agreement with Eolos Shipmanagement S.A., a related party, for the purpose of providing consultancy services to Eolos Shipmanagement S.A., which was terminated on January 31, 2017. For these services we received a daily fee of $1,000.

Voyage expenses. Voyage expenses decreased by $0.2 million, or 14%, to $1.2 million in 2018, compared to $1.4 million in 2017. The decrease is mainly attributed to the decrease in bunkers expenses.

Vessel operating expenses. Vessel operating expenses increased by $0.8 million, or 9%, to $9.9 million in 2018, compared to $9.1 million in 2017. The breakdown of our operating expenses for the year 2018 was as follows:

Crew expenses	48%
Repairs and spares	28%
Insurance	6%
Stores	10%
Lubricants	5%
Other	3%

The increase is mainly attributed to the increase of the daily operating expenses of the vessels. Daily vessel operating expenses were $5,438 in 2018 compared to $5,005 in 2017, representing an increase of 9%. The increase is mainly attributed to the increase of the weighted average age of the vessels in our fleet from 9.8 years as of December 31, 2017 to 10.8 years as of December 31, 2018.

Depreciation. Depreciation decreased by $0.3 million, or 6%, to $4.6 million in 2018, compared to $4.9 million in 2017 due to the increase of the scrap rate from $250/ton to $300/ton during the first quarter of 2018 due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $178,000.

Administrative expenses payable to related parties. Administrative expenses payable to related parties increased by $14,000, or 3%, to $528,000 in 2018 compared to $514,000 in 2017. This was attributed mainly to unfavorable exchange rates.

Administrative expenses. Administrative expenses increased by $0.2 million or 17% to $1.4 million in 2018 from $1.2 million in 2017 mainly due to the increase in personnel expenses by $0.2 million, from $0.6 million in 2017 to $0.8 million in 2018.

Share-based payments. Share-based payments for 2018 and 2017 amounted to $40,000.

Interest expense and finance costs. Interest expense and finance costs decreased by $0.1 million, or 5%, to $2.1 million in 2018, compared to $2.2 million in 2017. Our weighted average interest rate for 2018 was 4.97% compared to 3.8% during 2017. Total borrowings outstanding as of December 31, 2018 amounted to $37.9 million compared to $41.7 million as of December 31, 2017. All of our credit and loan facilities are denominated in U.S. dollars.

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

Voyage revenues. Voyage revenues increased by $5.5 million, or 66%, to $13.9 million in 2017, compared to $8.4 million in 2016. The increase is primarily attributable to an increase in average TCE rates. In 2017, we had total operating days of 1,745 and fleet utilization of 97.6%, compared to 1,830 operating days and a fleet utilization of 97.1% in 2016. We also had 1,825 ownership days in 2017 compared to 1,908 in 2016 due to the sale of vessel-owning subsidiary Kelty Marine Ltd. which owned m/v Energy Globe in March 2016.

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

Voyage expenses. Voyage expenses increased by $0.4 million, or 40%, to $1.4 million in 2017, compared to $1.0 million in 2016. The increase is mainly attributed to the increase in commissions due to the increased Voyage revenues.

Vessel operating expenses. Vessel operating expenses increased by $0.4 million, or 5%, to $9.1 million in 2017, compared to $8.7 million in 2016. The breakdown of our operating expenses for the year 2017 was as follows:

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

Interest expense and finance costs. Interest expense and finance costs decreased by $0.5 million, or 19%, to $2.2 million in 2017, compared to $2.7 million in 2016. The decrease is mainly attributed to the conversion of $20 million of outstanding principal of two loans to 20 million shares, pursuant to two loan amendment agreements that we entered in February 2017. Our weighted average interest rate for 2017 was 3.8% compared to 3.5% during 2016. Total borrowings outstanding as of December 31, 2017 amounted to $41.7 million compared to $65.8 million as of December 31, 2016. All of our credit and loan facilities are denominated in U.S. dollars.

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

These factors individually and collectively will have a significant effect on our financial condition and results of operations and on our ability to generate sufficient cash to repay our indebtedness as it becomes due. All of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized with, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. However, the doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors.

As of December 31, 2018, we were not in compliance with the loan covenants of certain of our loan agreements constituting an event of default. An event of default has occurred under Hamburg Commercial Loan Agreement, and due to cross-default provisions included in the Macquarie Loan Agreements, our lenders can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets. Furthermore, the outstanding balance of the loan due to Hamburg Commercial Bank is to be settled through December 2019. Our Convertible Note also contains a cross-default provision that is triggered upon a material default or an event of default under an existing agreement which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate.

Accordingly, because we did not have an unconditional right to defer settlement of the related liability for at least twelve months after the date of the consolidated statement of financial position and the fact that we have not refinanced the loan due to Hamburg Commercial Bank prior to December 31, 2018, the total balance of the loans outstanding to Macquarie Bank International Limited and Hamburg Commercial Bank AG of $35.4 million at December 31, 2018, has been classified as current. As a result, as of December 31, 2018, we reported a working capital deficit of $40.4 million and our cash flow projections indicated that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that may become due in the twelve-month period ending following the issuance of these consolidated financial statements.

The above conditions raise substantial doubt about our ability to continue as a going concern. We are exploring several alternatives aiming to manage our working capital requirements and other commitments, including drawdown of additional funds available under the facility with Firment Shipping Inc, if needed raising of additional debt and discussions with other financial institutions and private funds to provide us with refinancing for our existing loans. We expect that the lenders will not demand payment of our loans before their maturity, provided that we pay scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. We plan to settle loan interest and scheduled loan repayments with cash on hand and cash that we expect to generate from our operations and from financing activities. If for any reason we are unable to continue as a going concern, this could have an impact on our ability to realize our assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in these consolidated financial statements.

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

Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows for the first year were determined by considering an estimate daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e., Forward Freight Agreements) time charter rate for the remaining year of 2019 for each type of vessel. For the remaining useful life of the vessels the Company used the historical ten-year blended average one-year time charter rates substituting for the year 2016 that was considered as extreme value, with the year 2006. The rates were adjusted assuming an annual growth rate of 1.7% as published by the International Monetary Fund, net of commissions. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual increase rate of approximately 1% based on the historical trend deriving from actual results for the Company’s vessels since their delivery under Company’s technical management. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight tonnage (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

In addition, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA for the remaining year of 2019, which is applied in our model for the first year which is not fixed, approximates historical low levels and fully reflects the conceivable downside scenario. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 3% to 14%, depending on the vessel, we would not require to recognize additional impairment.

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

During the year ended December 31, 2018, 2017 and 2016 we did not recognize an impairment loss.

Based on market observations as of December 31, 2018 and 2017, our vessels may have current market values below their carrying values. However, we believe that we will recover their carrying values through the end of their useful lives, based on their discounted cash flows.

Although we believe that the assumptions used to evaluate impairment are reasonable and appropriate, these assumptions are highly subjective and we are not able to estimate the variability between the assumptions used and actual results that is reasonably likely to result in the future.

As of December 31, 2018 and 2017, we owned and operated a fleet of five vessels, with an aggregate carrying value of $83.8 and $87.3 million, respectively. The carrying value of each of our vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. Our estimates of the market values assume that the vessels are in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without any recommendations of any kind. Because vessel values are highly volatile, these estimates may not be indicative of either current or future prices that we could achieve if we were to sell any of the vessels. We would not record impairment for any of the vessels for which the fair market value is below its carrying value unless and until we either determine to sell the vessel for a loss or determine that the vessel’s carrying amount is not recoverable. We believe that the discounted projected net operating cash flows over the estimated remaining useful lives for our vessels exceed their carrying values as of December 31, 2018.

A vessel-by-vessel carrying value summary as of December 31, 2018 and 2017 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2018 (in millions of U.S. Dollars)		Carrying Value as of December 31, 2017 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	15.8	*	16.3	*
m/v Sky Globe	56,855	2009	May 2010	32.8	17.9	*	18.7	*
m/v Star Globe	56,867	2010	May 2010	32.8	18.2	*	18.0	*
m/v Sun Globe	58,790	2007	September 2011	30.3	16.9	*	18.2	*
m/v Moon Globe	74,432	2005	June 2011	31.4	15.0	*	16.1	*

					83.8		87.3

* Indicates vessels which we believe, as of December 31, 2018 and 2017, may have fair values below their carrying values. As of December 31, 2018 and 2017, we believe that the aggregate carrying value of these five vessels was $27.5 and $31.9 million, respectively, more than their market value.

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

Vessels Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. During the fourth quarter of 2015 we reduced the scrap rate from $335/ton to $240/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $91,000 included in the consolidated statement of comprehensive (loss)/income for 2015. During the second quarter of 2016, we further reduced the scrap rate from $240/ton to $200/ton due to the reduced scrap rates worldwide. This resulted to an extra depreciation expense of $95,600 included in the consolidated statement of comprehensive (loss)/income for 2016. During the third quarter of 2017, we adjusted the scrap rate from $200/ton to $250/ton due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $86,000 included in the consolidated statement of comprehensive (loss)/income for 2017. During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $178,000 of the depreciation charge included in the consolidated statement of comprehensive (loss)/income for 2018.

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

Trade receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive loss. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts.

Derivative financial instruments: Derivative financial instruments, including embedded derivative financial instruments, are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The fair value of these instruments at each reporting date is derived or corroborated by observable market data or estimated based on inputs from unobservable data. Depending of the type of derivative financial instrument, inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, risk free rates, yield curves, dividend yields, volatility of quoted market prices and other items that allow value to be determined. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive (loss)/income.

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

B.  Liquidity and Capital Resources

As of December 31, 2018, we had $1.35 million in “Restricted cash”. In addition we had an amount of $12.8 million available to be drawn under a Revolving Credit Facility dated November 21, 2018 with Firment Shipping Inc. as lender (the “Firment Shipping Credit Facility”).

As of December 31, 2018, we had an aggregate debt outstanding of $36.9 million, which included $22.1 million from Hamburg Commercial Facility, $13.3 million from the Macquarie Loan Agreement and $1.5 million from the Firment Shipping Credit Facility (for the year ended December 31, 2018, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $2,200. The non-derivative host was classified under “long-term borrowings” in the consolidated statement of financial position and was $1,500 and the derivative component that was initially recognized amounted to $700 and was classified under “fair value of derivative financial instruments” in the consolidated statement of financial position.)

As of December 31, 2017, we had $2.8 million of “cash and cash equivalents” in bank deposits. We had also $0.2 million in “Restricted cash”. In addition we had an amount of $3.0 million available to be drawn under the Silaner Credit Facility, although the Silaner Credit Facility terminated in 2018 prior to the date of this annual report.

As of December 31, 2017, we had an aggregate debt outstanding of $41.5 million, which included $24.8 million from Hamburg Commercial Facility and $16.7 million from the DVB Loan Agreement.

Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information about our loan agreements and credit facilities.

Our primary uses of funds have been vessel operating expenses, general and administrative expenses, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. We do not have any commitments for newbuilding contracts.

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

Working capital, which is current assets, minus current liabilities, including for 2018 and 2017 the current portion of long-term debt, amounted to a working capital deficit of $40.4 million as of December 31, 2018 and to a working capital deficit of $43.3 million as of December 31, 2017. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. All of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. The doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors.

In November 2018, we entered into a credit facility for up to $15.0 million with Firment Shipping Inc., a company related to us, for the purpose of financing our general working capital needs. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. As per the conversion clause included in the Firment Shipping Credit Facility, we have recognized this agreement as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the year ended December 31, 2018, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $2,200. The non-derivative host was classified under “long-term borrowings” in the consolidated statement of financial position and was $1,500 and the derivative component that was initially recognized amounted to $700 and was classified under “fair value of derivative financial instruments” in the consolidated statement of financial position. For the year ended December 31, 2018, we recognized a loss on this derivative financial instrument amounting to $131, which was classified under “loss on derivative financial instruments” in the consolidated statement of comprehensive loss.

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 500,000 of our common shares and warrants to purchase 2.5 million of our common shares at a price of $16 per share (subject to adjustment) to a number of investors in a private placement. We have used the proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt. (These figures reflect the 10-1 reverse stock split which occurred in October 2018.)

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 250,000 of our common shares and a warrant to purchase 1.25 million of our common shares at a price of $16 per share (subject to adjustment) to an investor in a private placement. We have used part of the proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt. (These figures reflect the 10-1 reverse stock split which occurred in October 2018.)

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. We have used part of the proceeds from the Convertible Note for general corporate purposes and working capital including repayment of debt.

Because of the global economic downturn that has affected the international dry bulk industry and based on our cash flow projections for the period ending March 31, 2020, cash on hand and cash generated from operating activities will not be sufficient for us to be in compliance with the minimum liquidity requirements contained in certain of our loan and credit facilities or to cover scheduled debt payments due in this period. The period of time that we will be able to continue to operate as a going concern will depend on our ability to restructure our loan and credit arrangements and/or to finance our operations through the sale of vessels, selling securities through one or more private placement or public offerings, through incurring debt, or other financing alternatives. All of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. We acknowledge that uncertainty remains over our ability to meet our liabilities as they fall due during the following twelve months.

Cash Flows

Cash and cash equivalents were $46,000 in bank deposits as of December 31, 2018, $2.8 million as of December 31, 2017 and $0.2 million as of December 31, 2016.

Restricted cash that consist of cash pledged as collateral was $1.4 at the end of 2018 and $0.2 at the end of both 2017 and 2016. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From / (Used In) Operating Activities

Net cash generated from operating activities in 2018 amounted to $3.9 million compared to $0.6 million in 2017. The increase is primarily attributable to an increase in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net cash generated from operating activities in 2017 amounted to $0.6 million compared to net cash used in operating activities of $3.6 million in 2016. The increase is primarily attributable to an increase in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net Cash (Used In)/ Generated From Investing Activities

Net cash used in investing activities was $0.1 million during the year ended December 31, 2018, which was mainly attributable to the purchase of new equipment for the office.

Net cash used in investing activities was $0.3 million during the year ended December 31, 2017, which was mainly attributable to the purchase of new equipment for the vessels.

Net cash generated from investing activities was $0.4 million during the year ended December 31, 2016, which was mainly attributable to net proceeds from the sale of one of our subsidiaries.

Net Cash Generated From / (Used in) Financing Activities

Net cash used in financing activities during the year ended December 31, 2018 amounted to $6.4 million and consisted of $2.2 million in proceeds drawn from the Firment Shipping Credit Facility entered into for financing general working capital needs, $13.5 million drawn from Macquarie Loan Facility and $0.6 million proceeds drawn from the issuance of share capital due to exercise of warrants, reduced by $16.7 million of indebtedness that we repaid to DVB Loan Facility and $2.8 that we repaid to Hamburg Commercial Loan Facility, a $1.1 million decrease of pledged bank deposits, a $0.2 payment of financing costs for Macquarie Loan Facility and $1.9 million of interest paid.

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

Net cash generated from financing activities during the year ended December 31, 2016 amounted to $1.4 million and consisted of $5.9 million in proceeds drawn from the Firment Credit Facility and the Silaner Credit Facility entered into for financing general working capital needs, reduced by $3.1 million of indebtedness that we repaid under our existing credit and loan facilities, a $0.3 million decrease of pledged bank deposits and $1.7 million of interest paid.

Indebtedness

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

As of December 31, 2018, 2017 and 2016, we and our vessel-owning subsidiaries had outstanding borrowings under the DVB Loan Agreement, the Kelty Loan Agreement, the Hamburg Commercial Loan Agreement, the Firment Credit Facility, the Silaner Credit Facility, the Firment Shipping Credit Facility and the Macquarie Loan Agreement of an aggregate of $37.9 million, $41.7 million and $65.8 million, respectively.

DVB Loan Agreement

In June 2011, Globus through its wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, entered into the DVB Loan Agreement for an amount up to $40.0 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. Globus acted as guarantor for this loan. Interest on outstanding loan balances were payable at LIBOR plus 2.5% per annum and any outstanding amount under the DVB Loan Agreement could have been prepaid in a multiple of $500,000 with five days business prior written notice. A variable prepayment fee applied in case of refinancing of the DVB loan agreement by another lender within the first three years of a new loan, but was not applicable in case of the sale of a vessel or repayment of such facility by equity. The DVB Loan Agreement contained a standard security package, and financial and other covenants. As at December 13, 2018, the balance of both tranches of approximately $15 million was fully repaid using the proceedings from the New Loan Agreements with Macquarie Bank International Limited and with Firment Shipping Inc.

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

Kelty Marine could have prepaid the loan in a minimum amount of $1 million and multiples thereof, up to $2 million per year without any penalty. The Kelty Loan Agreement had a commitment fee of 0.5% per annum on the amount of the undrawn balance of the agreement through September 30, 2010, and had a 0.75% flat management fee on the loan amount. The Kelty Loan Agreement contained a standard security package, and financial and other covenants.

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

As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $17.4 million. As of December 31, 2016, there was an amount of $2.6 million available to be drawn under the Firment Credit Facility. As of December 31, 2016 we were in compliance with the loan covenants of the Firment Credit Facility.

In connection with the February 2017 private placement, on February 8, 2017 Firment released an amount equal to $16,885,000 (but left an amount equal to $1,638,787 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. (These figures do not reflect the 10-1 reverse stock split which occurred in October 2018.)

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

In connection with the February 2017 private placement, on February 8, 2017 Silaner released an amount equal to the outstanding principal of $3,115,000 (but left an amount equal to $74,048 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. (These figures do not reflect the 10-1 reverse stock split which occurred in October 2018.)

Hamburg Commercial Loan Agreement

In February 2015, through our wholly owned subsidiaries, Devocean Maritime Ltd. Domina Maritime Ltd. and Dulac Maritime S.A., we entered into the Hamburg Commercial Loan Agreement for an amount up to $30.0 million with Hamburg Commercial Bank Ag (formerly known as HSH Nordbank AG) and used funds borrowed thereunder with the purpose to part refinance our then existing Credit Facility with Credit Suisse. On March 3, 2015, $29.4 million was drawn as follows:

$8.6 million was drawn (Tranche A) for the purpose of prepaying the amount outstanding to our Credit Facility with Credit Suisse with respect to m/v River Globe. Tranche A was originally payable in 19 quarterly installments of $239,115 starting in June 2015 and a balloon payment of $4.0 million payable together with the 19th and last installment payable in December 2019. The balance outstanding of Tranche A at December 31, 2018 was $6,094,632 payable in 4 equal quarterly installments of $239,115 starting in March 2019, as well as a balloon payment of $5,138,172 due together with the 4th and final installment due in December 2019.

$10.1 million was drawn (Tranche B) for the purpose of prepaying the amount outstanding to our Credit Facility with Credit Suisse with respect to m/v Sky Globe. Tranche B was originally payable in 19 quarterly installments of $230,000 starting in June 2015 and a balloon payment of $5.7 million payable together with the 19th and last installment payable in December 2019. The balance outstanding of Tranche B at December 31, 2018 was $7,696,667 payable in 4 equal quarterly installments of $230,000 starting in March 2019, as well as a balloon payment of $6,776,667 due together with the 4th and final installment due in December 2019.

$10.7 million was drawn (Tranche C) for the purpose of prepaying the amount outstanding to our Credit Facility with Credit Suisse with respect to m/v Star Globe. Tranche C was originally payable in 19 quarterly installments of $224,480 starting in June 2015 and a balloon payment of $6.5 million payable together with the 19th and last installment payable in December 2019. The balance outstanding of Tranche C at December 31, 2018 was $8,371,347 payable in 4 equal quarterly installments of $224,480 starting in March 2019, as well as a balloon payment of $7,473,427 due together with the 4th and final installment due in December 2019.

There is no amount remaining available to be drawn under the Hamburg Commercial Loan Agreement.

Interest on outstanding loan balances are payable at LIBOR plus 3.0% per annum for interest periods of three months and at LIBOR plus 3.1% for interest periods of one month, where interest periods are at the option of the borrower.

Security

Our obligations under our Hamburg Commercial Loan Agreement are secured by, among other things, a first preferred mortgage on three vessels (m/v River Globe, m/v Sky Globe and m/v Star Globe). Our loan agreement is also secured by a first priority assignment of any time charter or other contract of employment of any vessel that acts as security, a first priority account pledge over the operating account of the vessel-owning company and an assignment of the vessel’s insurances and earnings. Each of the vessel-owning subsidiaries that owns a vessel pledged as security under our loan agreement has agreed to the obligations under the facility. Globus Maritime Limited acts as guarantor for this loan and pledged the shares of each of the ship owning subsidiaries.

Subject to the below, the Hamburg Commercial Loan Agreement contains various covenants requiring the vessel owning companies and Globus to, among others things, ensure that:

➢	the aggregate fair market value of the mortgaged vessels and any additional security must equal or exceed 125% of the outstanding balance under the loan agreement. As of December 31, 2018, this covenant was satisfied.

➢	the ratio of Globus’s total liabilities to its market adjusted total assets shall always be not higher than 0.75:1.00. As of December 31, 2018, this ratio was 0.77, therefore this covenant was not satisfied.

➢	Globus to maintain a minimum market adjusted net worth of more than or equal to $30.0 million. As of December 31, 2018, Globus had a net worth of approximately $13.6 million, $16.4 million less than the initial requirement.

➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $250,000 in an account pledged to the bank. As of December 31, 2018, this covenant was not satisfied.

➢	Globus shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness, except during the period from June 3, 2016 ending March 3, 2018 during which this requirement is waived. As of December 31, 2018, Globus had approximately 0.1% of its consolidated indebtedness; and

➢	the borrowers are restricted from making dividends so long as any amount that was payable in 2017 and deferred as described below remains outstanding.

The change in Georgios Feidakis’s ultimate beneficial ownership or control of the Company on December 10, 2018 below 50% (44.3% as of December 31, 2018) also constitutes an event of default under the Hamburg Commercial Loan Agreement.

On July 10, 2017, the Company reached an agreement with Hamburg Commercial Bank AG to amend the Hamburg Commercial Loan including amendments to relax or waive certain covenants of the original loan agreement until March 3, 2018. The Company paid in September 2017 $1 million for prepayment of debt and the four scheduled principal installments due within 2017, each amounting to $693,595, were deferred to the balloon payment. In addition, we also undertook the liability to raise new equity of at least $1,800,000 which has been satisfied.

The Macquarie Loan Agreement and Hamburg Commercial Loan Agreement contain cross-default provisions that provide that if the Company is in default under any of its loan or credit arrangements, the lender of another loan or credit arrangement can declare a default under its other loan or credit arrangement, which could result in the Company’s default in all of its loan and credit arrangements with unaffiliated third parties. Because of the presence of cross-default provisions in these loan and credit arrangements, the refusal of any lender to grant or extend a relaxation or a waiver could result in most of its indebtedness being accelerated, notwithstanding that other lenders have relaxed or waived covenant defaults under their respective loan arrangements.

As of December 31, 2018, we were not in compliance with the aforementioned covenants included in our loan agreement with Hamburg Commercial Bank AG. The Macquarie Loan Agreement contains a cross-default provision, which means that we are in default under the Macquarie Loan Agreement, even though as of December 31, 2018 we were in compliance with all of our other obligations under the Macquarie Loan Agreement. Accordingly, our lenders can presently elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets. As of the date of issuance of these consolidated financial statements, no such action had been taken by the lenders against the Company.

Our Convertible Note also contains a cross-default provision that is triggered upon a material default or an event of default under an existing agreement which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate.

Firment Shipping Credit Facility

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing its general working capital needs. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at November 19, 2020. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Drawdown Date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into Common stock. The Conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the Common Stock on the Principal Market on any Trading Day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive Trading Days immediately preceding the date on which the Conversion Notice was executed or (ii) $2.80.

The Firment Shipping Credit Facility required that Athanasios Feidakis remain our Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in us, other than due to actions taken by Firment Shipping, such as sales of shares.

As of December 31, 2018 we were in compliance with the loan covenants of the Firment Shipping Credit Facility.

Macquarie Loan Agreement

In December 2018, through our wholly owned subsidiaries, Artful Shipholding S.A. (“Artful”) and Longevity Maritime Limited (“Longevity”), we entered into the Macquarie Loan Agreement for an amount up to $13.5 million with Macquarie Bank International Limited and used funds borrowed thereunder to refinance part of the repayment of the existing DVB Loan Agreement for the m/v Moon Globe and m/v Sun Globe. Globus acts as guarantor for this loan.

In December 2018, $6 million (Artful Advance) and $7.5 million (Longevity Advance) were drawn down for the purpose of partly refinancing the existing DVB Loan Agreement for m/v Moon Globe and m/v Sun Globe, respectively.

The loan is secured by, among other things:

•	First preferred mortgage over m/v Moon Globe and m/v Sun Globe.

•	Joint and several liability of the vessel owning companies and a guarantee from Globus.

•	Assignment of all insurances and earnings of the mortgaged vessels.

•	Account pledges respecting the dry dock reserve accounts and earnings accounts of the subsidiaries described in the loan agreement.

The original loan agreement and/or the original Globus guarantee contains various covenants requiring the vessel owning companies and/or Globus to, amongst others things, ensure that:

➢	The aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 160% of the outstanding balance under the loan.

➢	The vessel owning subsidiaries must each maintain a minimum liquidity of $375,000 in an account pledged to the Bank per vessel owned by the vessel owning companies.

➢	Each Borrower shall ensure that has a Dry Dock Reserve Account which is credited with sufficient funding to cover the forecast dry-docking, special survey and ballast water compliance expenses for each Ship at least three months prior to the date such expenses are to be incurred.

As of December 31, 2018, an event of default occurred under the Hamburg Commercial Loan Agreement. The Macquarie Loan Agreement contains a cross-default provision, which means that we are in default under the Macquarie Loan Agreement, even though as of December 31, 2018 we were in compliance with all of our other obligations under the Macquarie Loan Agreement.

We have not obtained further waivers and breached covenants contained in Hamburg Commercial Loan Agreement constituting an event of default. Due to cross-default provisions included in Macquarie Loan Agreement, our lenders can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which can constitute all or substantially all of our assets. As of the date of issuance of these consolidated financial statements no such action had been taken by the lenders against us.

Our Convertible Note also contains a cross-default provision that is triggered upon a material default or an event of default under an existing agreement which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate.

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

As of December 31, 2018, 2017 and 2016, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

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

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018, assuming the banks will not demand the repayment of the loans before maturity:

	Less than One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. Dollars)
Long term debt	23,934	7,513	6,416	-	37,863
Interest on long term debt	1,646	2,143	392	-	4,182
Lease payments	142	283	283	142	851

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and our directors. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2020, the term of our Class II directors expires at our annual general meeting of shareholders in 2021 and the term of our Class III directors expires at our annual general meeting of shareholders in 2019. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Director, Chairman of the Board of Directors	68
Ioannis Kazantzidis	Director	68
Jeffrey O. Parry	Director	59
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	32
Olga Lambrianidou	Secretary	63

Georgios (“George”) Feidakis, a Class III director, is our founder and principal shareholder and has served as our non-executive chairman of the board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. George Feidakis has been involved with since 1994 and has been listed on the Athens Stock Exchange since 1968, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well-known brands in Greece, the Balkans, Turkey, Italy and UK. FG Europe is also active in the air-conditioning and white/brown electric goods market in Greece and ten other countries in Europe as well as in the production of renewal energy. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. As of January 31, 2018, Mr. Feidakis was the majority shareholder of Eolos Shipmanagement SA.

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

Jeffrey O. Parry, a Class II director, has served as our director since July 2010. Mr. Parry is currently the president of Mystic Marine Advisors LLC, a Connecticut based advisory firm specializing in turnaround and emerging shipping companies which he founded in 1998. Mr. Parry was chairman of the board of directors of TBS Shipping Limited from April 2012 until March 2018. Mr. Parry has served as a non-executive director of Valhalla Shipping Inc. since January 2016 and served as its executive chairman from April 2014 to December 2015. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University.

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

*Athanasios Feidakis is the son of our Chairman, George Feidakis. Other than the aforementioned, there are no other family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. See, however, some of the covenants of our loan facilities.

The Company is not aware of any agreements or arrangements between any director and any person or entity other than the Company relating to the Compensation or other payments in connection with such director’s candidacy or service as a director of the Company.

B.  Compensation

The aggregate compensation paid to members of our senior management or a consulting company for which an executive officer is an owner was approximately $0.1 million for 2018, $0.2 million for 2017 and $0.1 million for 2016. In addition, our senior management received no shares in 2018, 2017 and 2016. Information about dividends paid to our shareholders, including to holders of Series A Preferred Shares, is contained in “Item 8.  Financial Information - A. Consolidated Statements and Other Financial Information - Our Dividends Policy and Restrictions on Dividends.”

On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided amount to Euro 200,000. The consultant shall be eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. In 2018, the aggregate remuneration for all executive officers amounted to approximately $235,000, in 2017 to approximately $229,000 and in 2016 to approximately $97,000.

The aggregate compensation other than share based compensation paid to our non-executive directors in 2018 was $70,000, in 2017 was approximately $352,000 and for 2016 was nil. In addition, in 2018, 2017 and 2016, non-executive directors received an aggregate of 8,797 common shares, 2,094 common shares and 4,790 common shares, respectively. As of December 31, 2018 we had not yet paid our non-executive directors the cash amounts that we agreed to pay them for their prior service; such amount in the aggregate is approximately $201,250 ($115,000 for 2018, $16,250 for 2017 and $30,000 for 2016 and $40,000 for 2015). In 2019 to date, we have not paid this outstanding amount.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2018 a non-current liability of $86,874 for such payments.

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

For information about the term of each director, see “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”.

D.  Employees

As of December 31, 2018, we had thirteen full-time employees and one consultant that we hired directly. All of our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

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

Number of Shares. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, 100,000 of our common shares are available for delivery pursuant to awards granted under the EIP. Awards may not be paid in cash. Shares subject to an award under the EIP that are cancelled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, are available for delivery pursuant to other awards. Shares issued pursuant to the EIP may be authorized but unissued common shares or treasury shares.

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

2018, 2017, 2016 Grants

No awards were granted pursuant to the equity incentive plan during the years ended December 31, 2018, 2017 and 2016, but we issued shares directly to our directors, which was not part of the equity incentive program.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of March 28, 2019 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this annual report on Form 20-F and all directors and executive officers as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 3,211,107 common shares outstanding on March 28, 2019. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of March 28, 2019	Percentage of common shares beneficially owned as of March 28, 2019
5% Beneficial Owners

United Capital Investments Corp. (1)	1,394,210	31.3	%(2)
Officers and Directors
George Feidakis (3)	1,420,163	44.2%
Ioannis Kazantzidis	6,313	*	%
Jeffrey O. Parry	4,452	*	%
Athanasios Feidakis	11,886	*	%
All executive officers and directors as a group		45.0%

*Less than 1.0% of the outstanding shares.

(1) As of February 14, 2019, United Capital Investments Corp., a Liberian corporation, beneficially owns (a) 144,210 common shares, and (b) is attributed with owning 1,250,000 common shares which are issuable upon the exercise of a warrant acquired in the October 2017 SPA. To the Company’s knowledge, United Capital Investments Corp. did not own any shares in the three years prior to the October 2017.

(2) This figure assumes the full exercise of the warrant that United Capital Investments Corp. is beneficially deemed to own, and no conversion of the convertible note or Firment Shipping Credit Facility. United Capital Investments Corp.’s warrant contain a blocker provision which prohibits its exercise to the extent such exercise would cause United Capital Investments Corp., together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. In making the calculations above, we have assumed that this “Blocker Provision” did not exist.

(3) Mr. George Feidakis beneficially owns 1,420,163 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. Mr. George Feidakis and Firment Shipping Inc., disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares. Firment Shipping Inc. is the lender of the Firment Shipping Credit Facility, which facility provides that debt may be repaid by the Company using the Company’s common shares at the Company’s election. As the conversion would occur at the Company’s election, and by no act of Mr. Feidakis, these figures do not include shares issuable upon such conversion. This figure assumes no conversion of the convertible note or the warrant that United Capital Investments Corp. is beneficially deemed to own.

When we filed our annual report for the years ended 2017 and 2018, Mr. George Feidakis beneficially owned 58.7% and 44.3% of our common shares, respectively.

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

B.  Related Party Transactions

Lease

During the 2018, 2017 and 2016 fiscal years, we incurred rents of $147,000, $140,000 and $138,000, respectively, to Cyberonica S.A., a company owned by Mr. George Feidakis, for the rental of 350 square meters of office space for our operations. As of December 31, 2018, we owed $427,000 in back rent to Cyberonica S.A.

Employment of Relative of Mr. George Feidakis

As of July 1, 2013, Mr. Athanasios Feidakis became a non-executive director of the Company and such employment agreement was terminated. Mr. Athanasios Feidakis was appointed as President, Chief Executive Officer and Chief Financial Officer as of December 28, 2015, and remains in these positions. He is the son of our chairman of the board of directors and largest beneficial shareholder, Mr. George Feidakis.

February 2017 Private Placement

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 500,000 of our common shares and warrants (which expired in February 2019) to purchase 2.5 million of our common shares at a price of $16 per share (subject to adjustment) to four investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. The following day, we entered into a registration rights agreement with the Purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants. One of the investors was the sister of our CEO and daughter of our chairman. (These figures reflect the 10-1 reverse stock split which occurred in October 2018.)

Firment Credit Facility

In December 2013, Globus Maritime Limited entered into a credit facility for up to $4.0 million with Firment Trading Limited, a Cypriot corporation and related party to us, for the purpose of financing our general working capital needs. The Firment Credit Facility was unsecured and remained available until it terminated on April 29, 2016. During December 2014 the credit limit of the facility increased from $4.0 million to $8.0 million and its final maturity date was extended from December 12, 2015 to April 29, 2016. During December 2015 the credit limit of the facility increased from $8.0 to $20.0 million and its final maturity date was extended to April 12, 2017. In December 2015, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is a related party to us. We had the right to drawdown any amount up to $20.0 million or prepay any amount, during the availability period in multiples of $100,000. Any prepaid amount could have been re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee is charged on the amounts remaining available and undrawn.

As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $17.4 million. As of December 31, 2016, there was an amount of $2.6 million available to be drawn under the Firment Credit Facility. As of December 31, 2016 we were in compliance with the loan covenants of the Firment Credit Facility.

In connection with the February 2017 private placement, on February 8, 2017 Firment released an amount equal to $16,885,000 (but left an amount equal to $1,638,787 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. (These figures do not reflect the 10-1 reverse stock split which occurred in October 2018.)

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

In connection with the February 2017 private placement, on February 8, 2017 Silaner released an amount equal to the outstanding principal of $3,115,000 (but left an amount equal to $74,048 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. (These figures do not reflect the 10-1 reverse stock split which occurred in October 2018.)

Firment Shipping Credit Facility

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity on November 19, 2020. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Drawdown Date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into Common stock. The Conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the Common Stock on the Principal Market on any Trading Day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive Trading Days immediately preceding the date on which the Conversion Notice was executed or (ii) $2.80.

As of December 31, 2018, the amount drawn and outstanding with respect to the facility was $2.2 million and there was an amount of $12.8 million available to be drawn under the Firment Shipping Credit Facility. As of December 31, 2018 we were in compliance with the loan covenants of the Firment Shipping Credit Facility.

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

No dividends were declared or paid on our common shares during the years ended December 31, 2018, 2017 and 2016.

No dividends were declared on our Series A Preferred Shares during the year ended December 31, 2016. The Series A Preferred Shares were redeemed in 2016 and no Series A Preferred Shares are outstanding as of December 31, 2016, 2017 and 2018.

Our loan agreements impose certain restrictions to us with respect to dividend payments to our common shareholders and on the holders of Series A Preferred shares. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

Because we breached covenants within the Hamburg Commercial Loan Agreement, which Event of Default is itself a default under the cross-default provision of the Macquarie Loan Agreement, we are restricted from making dividends so long as any amount that was payable in 2017 and deferred as remains outstanding.

B.  Significant Changes

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). On March 21, 2019, we entered into an amendment to the securities purchase agreement. As of the date hereof, no conversion of the Convertible Note has occurred.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. The following summaries of the conversion and redemption provisions of the Convertible Note are qualified in their entirety to the terms of the Convertible Note itself, which is attached as Exhibit 10.3 to a Report on Form 6-K published by the Company today:

•	The Convertible Note may be converted, in whole or in part, into the Company’s common stock at any time by its holder, in which case all principal, interest, and other amounts owed pursuant to the Convertible Note shall convert at a price per share which differs based upon the performance of the Company’s stock price. The price per share for conversion purposes shall be $4.50 (the “Conversion Price”); but if after June 7, 2019, the Company’s common stock trades below the Conversion Price, the price per share for conversion purposes shall be the lowest of (a) the Conversion Price and (b) the highest of (i) $2.25 (the “Floor Price”) and (ii) 87.5% of the average of the high and low bid price from any day chosen by the holder during the ten (10) consecutive trading day period ending on and including the trading day immediately prior to the applicable conversion date (the “Alternate Conversion Price”) regardless of the subsequent stock price.

•	The Convertible Note may be redeemed, in whole or in part, by request of its holder upon:

o	(a) an Event of Default (as defined within the Convertible Note), in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note, and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 4(b) of the Convertible Note);

o	(b) a Change in Control (as defined within the Convertible Note) of the Company, in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 5(c) of the Convertible Note); or

o	(c) a ten Trading Day period in which the common shares trade below 120% of the Floor Price, in exchange for 100% of all amounts owed under the Convertible Note.

•	The Convertible Note may be redeemed, in whole or in part, at any time by the Company. If the Company elects to redeem the Convertible Note, the Company shall immediately be obligated to pay the holder the greater of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 8(a) of the Convertible Note). If the Company elects to redeem the Convertible Note, the Company (as a procedural matter) must first provide the holder notice, which could allow the holder to convert prior to payment by the Company of the redemption amount.

•	If any portion of the Convertible Note is not redeemed or converted prior to its maturity date, on the maturity date, the Company shall pay all outstanding principal in cash and may elect whether to pay the interest (and any other amounts owed) in cash or shares of the Company’s common stock. If interest is paid in common stock, the Alternate Conversion Price per share shall apply.

The Convertible Note includes anti-dilution protections to its holder, which could cause the Conversion Price and Floor Price to be adjusted (upwards or downwards) proportionately upon a stock split. The Convertible Note further allows the Company, with the holder’s consent, to reduce the Floor Price or the then current conversion price, as to any amount and for any period of time deemed appropriate by the Company’s board of directors, but to a price no less than $1.00 per share.

Under the terms of the Convertible Note, the Company may not issue shares to the extent such issuance would cause the Holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such issuance, excluding for purposes of such determination common shares issuable upon subsequent conversion of principal or interest on the Convertible Note. This provision does not limit a Holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. The Convertible Note further entitles its holder to any options, convertible securities or rights to purchase shares, warrants, securities or other property if the Company should issue such pro rata to all or substantially all of the record holders of any class of common shares, in each instance as though the Convertible Note had converted in full at the Alternate Conversion Price and as though the aforementioned limitation on conversion and issuance did not exist.

The Company also signed a registration rights agreement with the private investor pursuant to which we agreed to register for resale the shares that could be issued pursuant to the convertible note. The registration rights agreement contains liquidated damages if we are unable to register for resale the shares into which the convertible note may convert, and maintain such registration.]

In February 2019, all warrants originally issued in February 2017 expired.

Item 9.  The Offer and Listing

Our common shares trade on the Nasdaq Capital Market under the ticker “GLBS.”

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

Amendment to our Articles of Incorporation

Except as otherwise provided by law, any provision in our articles of incorporation requiring a vote of shareholders may only be amended by such a vote. Further, certain sections may only be amended by affirmative vote of the holders of at least a majority of the voting power of the voting shares. In October 2016 we amended our articles of incorporation in order to enable us to immediately effect a four-for-one one reverse stock split, reducing the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). In October 2018 we amended our articles of incorporation in order to enable us to immediately effect a ten-for-one one reverse stock split, reducing the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares).

Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Bylaws

Mr. George Feidakis, the chairman of our board of directors, owns beneficially a significant number of our total outstanding common shares, and may be able to block many types of changes in control. Nonetheless, we note that certain provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a takeover attempt or hostile change of control that a shareholder may consider in its best interest, including those attempts that may result in a premium over the market price for our common shares held by shareholders.

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

The 50 % Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-United States corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). For the taxable year ended December 31, 2018, the Company believes that each of its vessel-owning subsidiaries satisfied the 50% Ownership Test based on the beneficial ownership of more than 50% of the value of its shares by a qualified shareholder for at least half of the number of days in the Company’s taxable year, assuming that such shareholder meets all of the substantiation and reporting requirements under Section 883 of the Code and the Section 883 Regulations for such taxable year, and that each such subsidiary should therefore qualify for the Section 883 Exemption for such taxable year.

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

The Company and its vessel-owning subsidiaries should satisfy the 50% Ownership Test for 2018, based on the fact that a single qualified shareholder beneficially owned more than 50% of the value of the Company’s shares for at least half of the number of days in the Company’s taxable year. However, because such qualified shareholder’s beneficial ownership fell below 50% of the value of the Company’s shares in November 2018, the Company may be unable to satisfy the 50% Ownership Test for 2019 or later years. It is possible that the Company will satisfy the Publicly Traded Test in 2019 or later years. However, if the Company’s common shares are delisted (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity”), the Publicly Traded Test generally would not be met. Furthermore, if, 50% or more of the vote and value of the outstanding shares of our common shares are owned on more than half the days during the Company’s taxable year by 5% Shareholders, and the 5 Percent Override Rule does not apply, then the Publicly Traded Test generally would not be met. The Company anticipates that its historic qualified shareholder who beneficially owned more than 50% of the Company’s common shares prior to November 2018 will continue to qualify towards the 5 Percent Override Rule, which will help in satisfying the Publicly Traded Test. However, because the common shares are publicly traded, there can be no guarantee that the shareholding requirements will be met in 2019 or future years. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company meets the Publicly Traded Test described above, the Company also may be a qualified shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption. However, if for any period after the Company issues the Class B shares, the common shares represent less than 50% of the voting power of the Company, the Company would not be able to satisfy the Publicly Traded Test for such period because less than 50% of the stock of the Company, measured by voting power, would be listed on an established securities market.

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, valid for the year ended December 31, 2018, certifying the qualified shareholder status of a shareholder beneficially owning more than 50% of the value of each such subsidiary’s stock and the status of intermediaries as required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2018.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with Macquarie Bank International Limited and Hamburg Commercial Bank AG. As of December 31, 2018, we had a $13.5 million principal balance outstanding under the Macquarie Loan Agreement with Macquarie Bank International Limited and a $22.2 million principal balance outstanding under the Hamburg Commercial Loan Agreement.

In November 2018, we entered into a credit facility for up to $15.0 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. We are not exposed to market risk with respect to this facility because interest is charges at a fixed rate of 7% per annum.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive (loss)/income.

In 2018, the weighted average interest rate for our then-outstanding facilities in total was 4.97% and the respective interest rates on our loan agreements ranged from 4.1% to 7%, including margins.

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

The following table sets forth the sensitivity of our existing loans as of December 31, 2018 as to a 1.0% (100 basis points) increase in LIBOR, during the next five years, and reflects the additional interest expense that will be incurred.

Year	Amount
2019	$0.3 million
2020	$0.1 million
2021	$0.1 million
2022	$0.1 million
2023	$0.1 million

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

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

As described within “Item 5.B Liquidity and Capital Resources—Indebtedness”, we are in breach of covenants included within the Hamburg Commercial Loan Agreement which require the vessel owning companies and Globus to ensure:

➢	The ratio of Globus’s total liabilities to its market adjusted total assets shall always be not higher than 0.75:1.00. As of December 31, 2018, this ratio was 0.77, therefore this covenant was not satisfied.

➢	Globus to maintain a minimum market adjusted net worth of more than or equal to $30.0 million. As of December 31, 2018, Globus had a net worth of approximately $13.6 million, $16.4 million less than the initial requirement.

➢	The vessel owning subsidiaries must each maintain a minimum liquidity of $250,000 in an account pledged to the bank. As of December 31, 2018, this covenant was not satisfied.

➢	Globus shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness, except during the period from June 3, 2016 ending March 3, 2018 during which this requirement was waived. As of December 31, 2018, Globus had approximately 0.1% of its consolidated indebtedness.

The change in Georgios Feidakis’s ultimate beneficial ownership or control of the Company on December 10, 2018 below 50% (44.3% as of December 31, 2018) also constitutes an event of default under the Hamburg Commercial Loan Agreement.

These breaches constitute an Event of Default under the Hamburg Commercial Loan Agreement. The Hamburg Commercial Loan Agreement contains a cross-default provisions, which means that, notwithstanding that we are in compliance with all other provisions under these agreements, we are in default thereunder as well. Accordingly, lenders can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which can constitute all or substantially all of our assets. As of the date of issuance of these consolidated financial statements no such action had been taken by the lenders against us.

Our Convertible Note also contains a cross-default provision that is triggered upon a material default or an event of default under an existing agreement which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2018 is effective.

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

Item 16C.  Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2018 and 2017. This table below sets forth the total (actual) amounts billed and accrued for Ernst & Young services and breaks down the amounts by category of services:

	2018	2017

Audit Fees	$103,000	$101,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	$5,000	$4,500

Total	$108,000	$105,500

Audit fees for the years ended December 31, 2018 and 2017 were paid in Euros, and we assume an exchange rate of 0.85€/$ and 0.88€/$ for 2018 and 2017, respectively.

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

Not applicable.

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

115

1.3

Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

1.4	Articles of Amendment of the Articles of Incorporation of Globus Maritime Limited, dated October 17, 2016 (incorporated by reference to Exhibit 1.4 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

1.5*	Articles of Amendment of the Articles of Incorporation of Globus Maritime Limited, dated October 11, 2018

4.1	Credit Facility between Credit Suisse and Global Maritime Limited, as supplemented (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Loan Agreement between Deutsche Schiffsbank Aktiengesellschaft and Kelty Marine Ltd. (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.3	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.4	Registration Rights Agreement between Globus Maritime Limited and Firment Trading Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on November 27, 2016)

4.5	Sixth Supplemental Agreement to Facility Agreement, dated May 5, 2011 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on May 9, 2011)

4.6	Globus Maritime Limited 2012 Equity Incentive Plan amended August 12, 2016 and April 9, 2017 (incorporated by reference to Exhibit 4.7 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.7	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited (previously filed as Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

4.8	Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated March 1, 2012 (incorporated by reference to Exhibit 4.10 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.9	Second Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated April 10, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.10	Seventh Supplemental Agreement to Facility Agreement, dated March 26, 2013 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.11	Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated December 16, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2014)

4.12	Third Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated February 20, 2015 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.13	Eighth Supplemental Agreement to Facility Agreement, dated August 14, 2014 (incorporated by reference to Exhibit 4.13 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.14	Ninth Supplemental Agreement to Facility Agreement, dated February 25, 2015 (incorporated by reference to Exhibit 4.14 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.15	Facility Agreement among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., HSH Nordbank AG and Globus Maritime Limited, dated February 27, 2015 (incorporated by reference to Exhibit 4.15 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.16	First Supplemental Agreement to Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated April 28, 2015 (incorporated by reference to Exhibit 4.16 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.17	Second Supplemental Agreement to the Revolving Credit Facility Agreement between Globus Maritime Limited and Firment Trading Limited dated December 29, 2015 (incorporated by reference to Exhibit 4.17 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.18	Third Supplemental Agreement – Assignment to the Revolving Credit Facility Agreement between Globus Maritime Limited, Firment Trading Limited, a Cypriot company, and Firment Trading Limited, a Marshall Islands corporation, dated December 31, 2015 (incorporated by reference to Exhibit 4.18 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.19	Agreement for a Revolving Credit Facility dated January 12, 2016 between Globus Maritime Limited and Silaner Investments Limited (incorporated by reference to Exhibit 4.19 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.20	Settlement Agreement among Commerzbank Aktiengesellschaft, Kelty Marine Ltd. and Globus Maritime Limited dated March 21, 2016 (incorporated by reference to Exhibit 4.20 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.21	Fourth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated April 18, 2016 (incorporated by reference to Exhibit 4.21 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.22	Private Sublease Agreement dated January 2, 2016 between Globus Maritime Limited and Cyberonica S.A. (incorporated by reference to Exhibit 4.23 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.23	Share and Warrant Purchase Agreement dated February 8, 2017 between Globus Maritime Limited and the Purchasers listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.24	Registration Rights Agreement between Globus Maritime Limited and the Purchasers dated February 9, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.25	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Firment Trading Limited (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.26	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Silaner Investments Limited (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.27	Form of Warrant issued to each Purchaser (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.28	Warrant dated February 8, 2017 issued to nominee of Firment Trading Limited (incorporated by reference to Exhibit 10.6 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.29	Warrant dated February 8, 2017 issued to nominee of Silaner Investments Limited (incorporated by reference to Exhibit 10.7 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.30	Schedule to Exhibit 4.27 (Regarding Material Differences in Issued Warrants) (incorporated by reference to Exhibit 10.8 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.31	Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited, dated December 5, 2016 (incorporated by reference to Exhibit 4.32 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.32	Share and Warrant Purchase Agreement dated October 19, 2017 between Globus Maritime Limited and the Purchaser listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.33	Registration Rights Agreement between Globus Maritime Limited and the Purchaser dated October 19, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.34	Warrant issued to United Capital Investments Corp. (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.35	Fifth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp., dated June 23, 2017 (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on December 15, 2017)

4.36

Second Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited, dated July 10, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on December 15, 2017)

4.37

Agreement with Firment Shipping Inc. for a Revolving Credit Facility of up to US Dollars $15,000,000 dated November 21, 2018 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on November 26, 2018)

4.38

Term Loan Facility of Artful Shipholding S.A. and Longevity Maritime Limited with Macquarie Bank International Limited of up to US Dollars $13,500,000, guaranteed by Globus Maritime Limited, dated December 10, 2018 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 12, 2019)

4.39	Securities Purchase Agreement dated March 13, 2019 between Globus Maritime Limited and the investors listed on the Schedule of Buyers thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on March 13, 2019

4.40	Registration Rights Agreement between Globus Maritime Limited and the Undersigned Buyers dated March 13, 2019 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on March 13, 2019)

4.41	Senior Convertible Note issued on March 13, 2019 (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on March 13, 2019)

4.42*	Amendment No. 1 dated March 21, 2019 to Securities Purchase Agreement between Globus Maritime Limited and the Buyer.

8.1	Subsidiaries of Globus Maritime Limited (incorporated by reference to Exhibit 4.20 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

11.1	Code of Ethics & Conduct of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

12.1/12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President, Chief Executive Officer and Chief Financial Officer

13.1/13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President, Chief Executive Officer and Chief Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.

101*	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2017 and 2018; (ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2016, 2017 and 2018; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018; and (vi) the Notes to Consolidated Financial Statements.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
	Name:	Athanasios Feidakis
	Title:	President, Chief Executive Officer and Chief Financial Officer

Date: March 28, 2019

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Globus Maritime Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as at December 31, 2018 and for the year then ended, the Company has incurred a net loss from operations, has a working capital deficiency and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. In addition, based on its projections, the Company (i) may not be able to comply with certain covenants of loan agreements with banks without obtaining waivers and, (ii) refinance one of its loans maturing in 2019, therefore, it may not be able to meet its debt obligations as they become due in the twelve-month period ending following the issuance of these consolidated financial statements. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.

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

Athens, Greece

March 28, 2019

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the year ended December 31, 2018

(Expressed in thousands of U.S. Dollars, except share and per share)

	Notes	2018	2017	2016
REVENUE:
Voyage revenues		17,354	13,852	8,423
Management and consulting fee income	4	-	31	278
Total Revenues		17,354	13,883	8,701

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	14	(1,188)	(1,352)	(954)
Vessel operating expenses	14	(9,925)	(9,135)	(8,688)
Depreciation	5	(4,601)	(4,854)	(5,014)
Depreciation of dry docking costs	5	(1,166)	(862)	(1,005)
Administrative expenses	15	(1,356)	(1,224)	(2,094)
Administrative expenses payable to related parties	4	(528)	(514)	(351)
Share-based payments	4	(40)	(40)	(50)
Gain from sale of subsidiary	12	-	-	2,257
Other (expenses)/income, net		2	83	(30)
Operating loss		(1,448)	(4,015)	(7,228)

Interest income		-	3	5
Interest expense and finance costs	16	(2,056)	(2,221)	(2,676)
Loss on derivative financial instruments	12	(131)	-	-
Foreign exchange gains/(losses), net		67	(242)	74

TOTAL LOSS FOR THE YEAR		(3,568)	(6,475)	(9,825)
Other Comprehensive Income		-	-	-
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(3,568)	(6,475)	(9,825)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the year	11	(1.11)	(2.51)	(37.73)

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2018

(Expressed in thousands of U.S. Dollars)

	Notes	2018	2017
ASSETS

NON-CURRENT ASSETS
Vessels, net	5	83,750	87,320
Office furniture and equipment		120	43
Other non-current assets		10	10
Total non-current assets		83,880	87,373
CURRENT ASSETS
Trade accounts receivable		577	177
Inventories	6	650	661
Prepayments and other assets	7	171	426
Restricted cash	3	1,350	210
Cash and cash equivalents	3	46	2,756
Total current assets		2,794	4,230
TOTAL ASSETS		86,674	91,603

EQUITY AND LIABILITIES

EQUITY
Issued share capital	10	13	13
Share premium	10	140,334	139,684
Accumulated deficit		(99,297)	(95,729)
Total equity		41,050	43,968
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,12	1,500	-
Fair value of derivative financial instruments	22	831	-
Provision for staff retirement indemnities		87	82
Total non-current liabilities		2,418	82
CURRENT LIABILITIES
Current portion of long-term borrowings	12	35,368	41,538
Trade accounts payable	4,8	6,433	4,258
Accrued liabilities and other payables	9	1,319	1,455
Deferred revenue		86	302
Total current liabilities		43,206	47,553
TOTAL LIABILITIES		45,624	47,635
TOTAL EQUITY AND LIABILITIES		86,674	91,603

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2018

(Expressed in thousands of U.S. Dollars)

	Issued Share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at January 1, 2016	1	109,963	(79,429)	30,535
Loss for the year	-	-	(9,825)	(9,825)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(9,825)	(9,825)
Share-based payments (note 13)	-	50	-	50
As at December 31, 2016	1	110,013	(89,254)	20,760
Loss for the year	-	-	(6,475)	(6,475)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(6,475)	(6,475)
Share-based payments (note 13)	-	30	-	30
Issuance of common shares (note 10)	11	27,271	-	27,282
Issuance of common stock due to exercise of warrants (note 10)	1	2,370	-	2,371
As at December 31, 2017	13	139,684	(95,729)	43,968
Loss for the year	-	-	(3,568)	(3,568)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(3,568)	(3,568)
Share-based payments (note 13)	-	50	-	50
Issuance of common stock due to exercise of warrants (note 10)	-	600	-	600
As at December 31, 2018	13	140,334	(99,297)	41,050

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2018

(Expressed in thousands of U.S. Dollars)

	Notes	2018	2017	2016
Operating activities
Loss for the year		(3,568)	(6,475)	(9,825)
Adjustments for:
Depreciation	5	4,601	4,854	5,014
Depreciation of deferred dry docking costs	5	1,166	862	1,005
Payment of deferred dry docking costs		(1,204)	(412)	(478)
Gain from sale of subsidiary	12	-	-	(2,257)
Provision for staff retirement indemnities		5	4	5
Loss on derivative financial instruments	12	131	-	-
Interest expense and finance costs	16	2,056	2,221	2,676
Interest income		-	(3)	(5)
Foreign exchange gains, net		(81)	181	(58)
Share based payment	13	50	30	50
(Increase)/decrease in:
Trade accounts receivable		(400)	66	(270)
Inventories		11	(145)	(161)
Prepayments and other assets		255	591	(232)
Increase/(decrease) in:
Trade accounts payable		1,303	(499)	746
Accrued liabilities and other payables		(258)	(726)	141
Deferred revenue		(216)	82	49
Net cash generated from/(used in) operating activities		3,851	631	(3,600)
Cash flows from investing activities:
Net proceeds from sale of vessel/subsidiary		-	-	374
Purchase of vessel equipment		(26)	(245)	-
Purchases of office furniture and equipment		(100)	(21)	(19)
Interest received		-	3	7
Net cash (used in)/generated from investing activities		(126)	(263)	362
Cash flows from financing activities:
Proceeds from loans	12,4	15,700	280	5,950
Repayment of long-term debt		(19,497)	(4,399)	(3,100)
Proceeds from issuance of share capital	10	600	9,653	-
Pledged bank deposits	3	(1,140)	-	290
Dividends paid	17	-	-	(14)
Payment of financing costs		(203)	-	-
Interest paid		(1,895)	(3,309)	(1,730)
Net cash generated (used in)/from financing activities		(6,435)	2,225	1,396
Net (decrease)/increase in cash and cash equivalents		(2,710)	2,593	(1,842)
Cash and cash equivalents at the beginning of the year	3	2,756	163	2,005
Cash and cash equivalents at the end of the year	3	46	2,756	163

The accompanying notes form an integral part of these consolidated financial statements.

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of December 31, 2018:

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

On October 20, 2016, the Company effected a four-for-one reverse stock split which reduced number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). On October 15, 2018, the Company effected a ten-for-one reverse stock split which reduced number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts have been adjusted to give effect to these two reverse stock splits.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

Basis of presentation and general information (continued)

The consolidated financial statements as of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018, were approved for issuance by the Board of Directors on March 26, 2019.

2.	Basis of Preparation and Significant Accounting Policies

2.1	Basis of Preparation: The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ 000s) except when otherwise indicated.

Going concern basis of accounting:

As of December 31, 2018, the Company was not in compliance with the loan covenants of the agreement with Hamburg Commercial Bank AG (previously known as HSH Nordbank AG) which loan balance of $22.2 million matures through December 2019. The Company did not obtain waivers and the breached covenants contained in this loan agreement constitute an event of default. In the event of default under the Hamburg Commercial Bank AG loan agreement and, due to the cross-default provisions included in the agreement with Macquarie Bank International Limited, the Company’s lenders, Hamburg Commercial Bank AG and Macquarie Bank International Limited, can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which can constitute all or substantially all of the Company’s assets. Until the date of issuance of these consolidated financial statements no such action has been taken by the lenders against the Company.

Accordingly, as the Company did not have an unconditional right to defer settlement of the outstanding loan with Macquarie Bank International Limited for at least twelve months after the date of these consolidated financial statements and, as it has not refinanced the outstanding loan with Hamburg Commercial Bank AG, the total balance of the loans outstanding to Macquarie Bank International Limited and to Hamburg Commercial Bank AG aggregating to $35,368 at December 31, 2018, have been classified as current. As a result, as of December 31, 2018, the Company reported a working capital deficit of $40,412.

The Company’s cash flow projections indicated that cash on hand and cash to be generated by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these consolidated financial statements.

The above conditions raise substantial doubt about the entity's ability to continue as a going concern. The Company is exploring several alternatives aiming to manage its working capital requirements and other commitments, including drawdown of additional funds available of $12,800 under the facility with Firment Shipping Inc, if needed raising of additional debt and discussions with other financial institutions and private funds to provide the Company with refinancing of the existing loans. In this respect, on March 13, 2019, the Company signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. The Company will use part of the proceeds from the Convertible Note for general corporate purposes and working capital including repayment of debt.

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

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2018.

•	IFRS 9 Financial Instruments: Classification and Measurement

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 Financial Instruments specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The Company has elected to take the transition relief and not to restate prior periods with respect to classification and measurement (including impairment). Accordingly, the information presented for 2017 has not been restated.

The Company had no impact of transition to IFRS 9 on the opening balance of accumulated deficit.

•	IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The Company elected to apply IFRS 15 fully retrospectively. The Company has assessed that this standard does not have a material effect on its consolidated financial statements. In addition, pursuant to this standard, as of January 1, 2018, the Company elected to present Voyage revenues net of address commissions. Address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for this consideration provided to the charterer. These commissions are presented as a reduction of revenue in the accompanying consolidated statements of comprehensive loss. In this respect, for the year ended December 31, 2018, 2017 and 2016, Voyage revenues and Voyage expenses each decreased by $668, $540 and $317, respectively.

•	IFRS 15: Revenue from Contracts with Customers (Clarifications)

The objective of the Clarifications is to clarify the IASB’s intentions when developing the requirements in IFRS 15 Revenue from Contracts with Customers, particularly the accounting of identifying performance obligations amending the wording of the “separately identifiable” principle, of principal versus agent considerations including the assessment of whether an entity is a principal or an agent as well as applications of control principle and of licensing providing additional guidance for accounting of intellectual property and royalties. The Clarifications also provide additional practical expedients for entities that either apply IFRS 15 fully retrospectively or that elect to apply the modified retrospective approach. The Company has assessed that the adoption did not have a material effect on its consolidated financial statements, other than additional disclosure requirements in the notes to the consolidated financial statements, since the Company has chartered its vessels under time charter agreements, and in this respect revenue is accounted under the leases standard.

•	IFRS 2: Classification and Measurement of Share based Payment Transactions (Amendments)

The Amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, for share-based payment transactions with a net settlement feature for withholding tax obligations and for modifications to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Company has assessed that these amendments have no impact on its financial position or performance.

•	IFRIC INTERPETATION 22: Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or a non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. The Interpretation states that the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The Company has assessed that this interpretation has no impact on its financial position or performance.

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

The standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The new standard requires lessees to recognize most leases on their financial statements. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16. The Company will adopt IFRS 16 as of January 1, 2019.

The Company expects that the most significant impact will be that the Company will recognize new assets and liabilities for its operating leases as lessee (for office rental).

The Company identified the rental agreement with Cyberonica S.A., to give rise to a right of use asset and a corresponding liability estimated to approximately $674 as of January 1, 2019, calculated as the present value of minimum future lease payments. The discount rate used is the incremental cost of borrowing In addition, the nature and recognition of expenses related to those leases will change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

For time charters that qualify as leases, the Company will be required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. In order to prepare the future required disclosure, the residual allocation method will be used. The Company will estimate the non-lease component as the cost of operating the vessels by its technical department. The lease component to be disclosed then will be calculated as the difference between total revenue and the non-lease component revenue. The Company does not expect the adoption of IFRS 16 to impact its ability to comply with the loan covenants described in Note 12

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

The Amendment is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted. The Amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract (so that, from the perspective of the holder of the asset there may be ‘negative compensation’), to be measured at amortized cost or at fair value through other comprehensive income. Management does not expect that these amendments will have an impact on the Company’s financial position or performance.

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

The Interpretation is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The Interpretation provides guidance on considering uncertain tax treatments separately or together, examination by tax authorities, the appropriate method to reflect uncertainty and accounting for changes in facts and circumstances. The Company does not expect that this interpretation will have an impact on the Company’s financial position or performance.

•	IAS 19: Plan Amendment, Curtailment or Settlement (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The amendments require entities to use updated actuarial assumptions to determine current service cost and net interest for the remainder of the annual reporting period after a plan amendment, curtailment or settlement has occurred. The amendments also clarify how the accounting for a plan amendment, curtailment or settlement affects applying the asset ceiling requirements. Management does not expect that these amendments will have an impact on the Company’s financial position or performance.

•	IFRS 3: Business Combinations (Amendments)

The IASB issued amendments in Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments are effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after 1 January 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted. Management does not expect that these amendments will have an impact on the Company’s financial position or performance.

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of ‘material’ (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Amendments clarify the definition of material and how it should be applied. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity’. In addition, the explanations accompanying the definition have been improved. The Amendments also ensure that the definition of material is consistent across all IFRS Standards. Management does not expect that these amendments will have an impact on the Company’s financial position or performance.

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

➢	Allowance for doubtful trade accounts receivable: Following adoption of IFRS 9 as of January 1, 2018, the Company measures allowance for all trade accounts receivable under the simplified model using the lifetime expected credit loss (“ECL”) approach. When estimating ECLs, the Company considers reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The application of the ECL requirements under IFRS 9 did not result in the recognition of an impairment charge under the new impairment model. Provisions for doubtful trade accounts receivable as of December 31, 2018 and 2017 were $68 and $138, respectively. No extra allowance for impairment over these receivables was recognized in opening accumulated deficit at January 1, 2018, on transition to IFRS 9.

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

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2018. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows and the growth rate used for extrapolation. See notes 2.13 and 5.

➢	Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is depended on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including, expected volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 13.

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters and bareboat, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight-line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income as explained in note 2.23 below. Associated voyage expenses are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

Interest income: interest income is recognised as interest on an accrual basis.

Voyage expenses: Voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterer. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company. Voyage expenses are accounted for on an accrual basis. Under a bareboat charter, the charterer assumes responsibility for all voyage expenses and risk of operation.

Vessel operating expenses: Vessel operating costs include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Under time charter arrangements, these expenses are paid by the charterer and by the Company under voyage charter arrangements. Vessel operating expenses are accounted for on an accruals basis. Under a bareboat charter, the charterer assumes responsibility for all vessel operating expenses and risk of operation.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, since the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign exchange gains/(losses), net in the consolidated statement of comprehensive loss.

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7	Trade accounts receivable, net: The amount shown as trade accounts receivable at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive loss. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The provision for doubtful accounts at December 31, 2018 was $68 (2017: $138).

2.8	Inventories: Inventories consist of lubricants, bunkers and gas cylinders and are stated at the lower of cost and net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and amortization of components attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Any seller’s credit, i.e., amounts received from the seller of the vessels until date of delivery is deducted from the cost of the vessel. Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively. During the second quarter of 2016, the Company reduced the scrap rate from $240/ton to $200/ton due to the reduced scrap rates worldwide. This resulted to an additional depreciation expense of $96 included in the consolidated statement of comprehensive loss for 2016. During the third quarter of 2017, the Company adjusted the scrap rate from $200/ton to $250/ton due to the increased scrap rates worldwide. This resulted to a decrease of $86 to the depreciation charge included in the consolidated statement of comprehensive loss for 2017. During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of $178 to the depreciation charge included in the consolidated statement of comprehensive loss for 2018.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease, it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in the line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive loss.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.13	Impairment of non-financial assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive loss. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life (refer to note 5).

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in the income statement component of the consolidated statement of comprehensive loss when the liabilities are derecognised or impaired, as well as through the amortization process.

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made. For the year ended December 31, 2018, the Company deferred financing costs of $253, which relate to the costs incurred for the new loan agreement with Macquarie Bank International Limited (see Note 12 for more details). For the years ended December 31, 2017 and 2016, the Company did not incur any financing costs.

2.16	Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive loss as incurred under “interest expense and finance costs” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised. ..

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by other factors such as length of ship employment for its customers i.e., spot or time charters or type of vessel. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies owned by Globus is under short-term contracts (usually up to nine months) and, accordingly, no one is liable for any pension or post-retirement benefits payable to the crew.

Provision for employees’ severance compensation: The Greek employees, of the Company are bound by the Greek Labour law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employee remains in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability which amounted to $87 as at December 31, 2018 (2017: $82), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.20	Offsetting of financial assets and liabilities: Financial assets and liabilities are offset and the net amount is presented in the consolidated financial position only when the Company has a legally enforceable right to set off the recognised amounts and intend either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

2.21	Financial assets and liabilities:

i. Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) - debt investment; FVOCI - equity investment; or fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

ii. Impairment of financial assets

IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The financial assets at amortized cost consist of trade receivables and cash and cash equivalents.

Under IFRS 9, loss allowances are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analyses, based on the Company's historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 180 days past due.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

The Company considers a financial asset to be in default when:

•	the counterparty is unlikely to pay its contractual obligations to the Company in full, without recourse by the Company to actions such as realising security (if any is held); or

•	the financial asset is more than 1 year past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The Company has determined that the application of IFRS 9's impairment requirements at January 1, 2018, has not resulted to any additional impairment allowance.

iii. Derecognition of financial assets

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

iv. Derecognition of Financial liabilities:

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

2.22	Leases – where the Company is the lessee: Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement component of the consolidated statement of comprehensive loss on a straight-line basis over the period of the lease.

2.23	Leases – where an entity is the lessor: Leases of vessels where the entity does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognised on a straight-line basis over the lease term. Contingent rents are recognised as revenue in the period in which they are earned.

2.24	Insurance: The Company recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.25	Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive loss, with a corresponding impact in equity.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.26	Share capital: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds.

2.27	Dividends: Dividends to shareholders are recognised in the period in which the dividends are declared and appropriately authorised and are accounted for as dividends payable until paid.

2.28	Fair value measurement: The Company measures financial instruments, such as, derivatives and non-financial assets at fair value at each reporting date. In addition, fair values of financial instruments measured at amortised cost are disclosed in note 22. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, a) in the principal market for the asset or the liability or b) in the absence of a principal market, in the most advantageous market for the asset or liability both being accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that the market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest. A fair value measurement of a non-financial asset takes into account the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

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

The Company engaged independent valuation specialists to determine the fair value of non-financial assets

2.29	Current versus non-current classification: The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification.

An asset as current when it is:

•	Expected to be realised or intended to be sold or consumed in a normal operating cycle
•	Held primarily for the purpose of trading
•	Expected to be realised within twelve months after the reporting period
•	Cash or cash equivalent

All other assets are classified as non-current.

A liability is current:

•	It is expected to be settled in a normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.30	Embedded Derivatives: An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative is separated from the host contract if, and only if (IFRS 9.4.3.3):

(a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host;

(b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c) the hybrid contract is not measured at fair value with changes in fair value recognised in profit or loss (i.e. a derivative that is embedded in a financial liability at fair value through profit or loss is not separated).

The Company’s embedded derivativesare separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. The Company has determined there are derivative financial liabilities as of December 31, 2018 (see Note 12). The fair value of the embedded derivative instrument at December 31, 2018, is estimated using the Black-Scholes option-pricing model with the following assumptions: (a) no dividend yield as the Company does not expect to pay a dividend on the foreseeable future, (b) weighted average expected volatility of 80%, (c) risk free rate of 2.48% determined by management using the applicable Treasury Bill as of the measurement date, (d) market value of common stock $2.88 and (e) expected life of 1.89 years as at December 31, 2018.

3	Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2018	2017
Cash on hand	46	-
Cash at banks	-	2,756
Total	46	2,756

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2018 and 2017, was $46 and $2,756, respectively. In addition, as of December 31, 2018, the Company had available $12,800 (2017: $3,000) of undrawn borrowing facilities (note 12).

As at December 31, 2018 and 2017, the Company had pledged an amount of $1,350 and $210, respectively in order to fulfil collateral requirements. The fair value of restricted cash as at December 31, 2018 and 2017, was $1,350 and $210, respectively. The cash and cash equivalents are held with reputable bank and financial institution counterparties.

4	Transactions with Related Parties

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 1,420,163 common shares as of December 31, 2018, through Firment Shipping Inc., a Marshall Islands corporation controlled by Mr Feidakis. As at December 31, 2018 and 2017, Mr Feidakis beneficially owned 44.3% and 58.7%, respectively, of Globus’ shares. Mr. George Feidakis is also the chairman of the Board of Directors of Globus.

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2018, 2017 and 2016:

In August 2006, Globus had entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (an affiliate of Globus’s chairman). In 2016 the Company renewed the rental agreement at a monthly rate of Euro 10,360 (absolute amount) ($11.9) with a lease period ending January 2, 2025. The Company does not presently own any real estate. During the years ended December 31, 2018, 2017 and 2016, rent expense was $147, $140 and $138, respectively.

The expense is recognised in the income statement component of the consolidated statement of comprehensive loss under administrative expenses payable to related parties. As of December 31, 2018 and 2017, $427 and $471 of rent expense, respectively was due and unpaid. Rent expense payable to related parties is classified as trade accounts payable in the consolidated statement of financial position.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

As of December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer. On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of its CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO at an annual fee of Euro 200,000 (absolute amount) (approx. $229). The related expense for the years ended December 31, 2018, 2017 and 2016, amounted to $235, $229 and $97, respectively.

In December 2013, Globus entered into a credit facility for up to $4,000 with Firment Trading Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (“Firment Credit Facility”). Effective from December 2014, through a supplemental agreement in April 2015, the credit limit of the facility increased from $4,000 to $8,000 and in December 2015, through a second supplemental agreement, the credit limit of the facility increased from $8,000 to $20,000. In December 2015, through a third supplemental agreement, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is an affiliate of the Company’s chairman. The Company had the right to drawdown any amount up to $20,000 or prepay any amount, during the availability period, in multiples of $100.

On February 8, 2017, the Company entered into a Share and Warrant Purchase Agreement (“February 2017 private placement”) pursuant to which it sold for $5,000 an aggregate of 500,000 of its common shares, par value $0.004 per share and warrants (the “February 2017 Warrants”) to purchase 2.5 million of its common shares at a price of $16 per share to four investors in a private placement. One investor is the sister of the CEO of Globus and the daughter of its chairman. These securities were issued in transactions exempt from registration under the Securities Act. The following day, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, the Company also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited, the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment Trading Limited released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment Trading Limited, 1,688,500 common shares and a warrant to purchase 623,058 common shares at a price of $16 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility was terminated on April 12, 2017. Firment Trading Limited waived any interest under Firment Credit Facility for 2017. For the year ended December 31, 2016, Globus recognized interest expense of $608.

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3,000 with Silaner Investments Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (“the Silaner Credit Facility”) The Silaner Credit Facility was unsecured and remained available until its final maturity date at January 12, 2018. The Company had the right to drawdown any amount up to $3,000 or prepay any amount in multiples of $100. Any prepaid amount could have been re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee was charged on the amounts remaining available and undrawn.

For the years ended December 31, 2017 and 2016, Globus recognised interest expense of $3 and $74, respectively. The expense was classified in the income statement component of the consolidated statement of comprehensive loss under interest expense and finance costs and interest payable is classified in the statement of financial position under accrued liabilities and other payables.

The second loan amendment agreement in connection with the closing of the February 2017 private placement was entered into by the Company with Silaner Investments Limited, the lender of the Silaner Credit Facility. Silaner Investments Limited released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner Investments limited, 311,500 common shares and a warrant to purchase 114,944 common shares at a price of $16 per share. During 2017, the Company drew down $ 280 under this facility. As of December 31, 2017, , Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. The Silaner Credit Facility was terminated on January 12, 2018.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

In June 2016, Globus Maritime Limited entered into a consultancy agreement with Eolos Shipmanagement S.A., an affiliate of the Company’s chairman, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company received a daily fee of $1. This agreement was terminated on January 31, 2017. For the year ended 2018, 2017 and 2016, the total income from these fees amounted to nil, $31 and $187, respectively and is classified in the income statement component of the consolidated statement of comprehensive loss under management and consulting fee income.

In November 2018, Globus entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (“Firment Shipping Credit Facility”. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at November 19, 2020. The Company has the right to drawdown any amount up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Drawdown Date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest is charged. Globus also has the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Firment Shipping Credit Facility into common stock. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. (“VWAP”) over the pricing period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or, (ii) Two US Dollars and Eighty Cents ($2.80).

As of December 31, 2018, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $2,200 and was classified under long-term borrowings, net of the current portion and the fair value of the derivative financial instruments in the consolidated statement of financial position(see Note 12). For the year ended December 31, 2018, Globus recognised interest expense of $12, classified in the income statement component of the consolidated statement of comprehensive loss under interest expense and finance costs and interest payable is classified in the consolidated statement of financial position under accrued liabilities and other payables. As of December 31, 2018, there was an amount of $12,800 available to be drawn under the Firment Shipping Credit Facility.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remain the Company’s Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, such as sales of shares.

As of December 31, 2018, the Company in compliance with the loan covenants of the Firment Shipping Credit Facility.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2018	2017	2016
Director’s remuneration	145	145	130
Share-based payments	40	40	35
Total	185	185	165

As of December 31, 2018 and 2017, $201 and $126 of the compensation to non-executive directors was remaining due and unpaid, respectively. Amounts payable to non-executive directors are classified as trade accounts payable in the consolidated statements of financial position.

Compensation to the Company’s executive director is analysed as follows:

	For the year ended December 31,
	2018	2017	2016
Short-term employee benefits	235	229	82
Share-based payments	-	-	15
Total	235	229	97

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

As of December 31 2018 and 2017, $391 and $239 of the compensation to the executive director was remaining due and unpaid, respectively.

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels accumulated depreciation	Dry docking costs	Accumulated depreciation of dry docking costs	Net Book Value
Balance at January 1, 2016	198,803	(90,086)	3,976	(2,618)	110,075
Additions/ (Dry Docking Component)	-	-	478	-	478
Sale of subsidiary	(19,647)	7,200	(600)	276	(12,771)
Depreciation expense	-	(4,985)	-	(1,005)	(5,990)
Balance at December 31, 2016	179,156	(87,871)	3,854	(3,347)	91,792
Additions/ (Dry Docking Component)	245	-	976	-	1,221
Depreciation expense	-	(4,831)	-	(862)	(5,693)
Balance at December 31, 2017	179,401	(92,702)	4,830	(4,209)	87,320
Additions/ (Dry Docking Component)	26	-	2,148	-	2,174
Depreciation expense	-	(4,578)	-	(1,166)	(5,744)
Balance at December 31, 2018	179,427	(97,280)	6,978	(5,375)	83,750

For the purpose of the consolidated statement of comprehensive loss, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2018	2017	2016
Vessels depreciation	4,578	4,831	4,985
Depreciation on office furniture and equipment	23	23	29
Total	4,601	4,854	5,014

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in note 12.

Impairment of non-financial assets: As of December 31, 2018, the Company performed an assessment on whether there were indicators that a vessel(s) may be impaired. As impairment indicators were identified, discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. The projected net discounted future cash flows for the first year were determined by considering an estimated daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e. Forward Freight Agreements) time charter rate for the year of 2019 for each type of vessel. For the remaining useful life of the vessels, the Company used the historical ten-year blended average one-year time charter rates substituting for the year 2016 that was considered as extreme values, with the year 2006. The rates were adjusted assuming an annual growth rate of 1.7% as published by the International Monetary Fund, net of commissions. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual increase rate of 1% based on the historical trend deriving from actual results for the Company’s vessels since their delivery under Company’s technical management. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. Effective fleet utilization was assumed at 90% (including ballast days), taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

As of December 31, 2018, 2017 and 2016, no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

6	Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2018	2017
Lubricants	313	328
Gas cylinders	78	63
Bunkers	259	270
Total	650	661

7	Prepayments and other assets

Prepayments and other assets in the consolidated statement of financial position are analysed as follows:

	December 31,
	2018	2017
Bunkers	-	216
Other prepayments and other assets	171	210
Total	171	426

8	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2018 and 2017, amounted to $6,433 and $4,258, respectively. Trade accounts payable are non-interest bearing.

9	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2018	2017
Accrued interest	114	274
Accrued audit fees	57	-
Other accruals	999	996
Insurance deductibles	102	139
Other payables	47	46
Total	1,319	1,455

•	Interest is normally settled quarterly throughout the year.
•	Other payables are non-interest bearing.

10	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2018	2017	2016
Authorised share capital:
500,000,000 Common shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B Common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

10	Share Capital and Share Premium (continued)

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

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2016	257,965	1
Issued during the year for share based compensation (note 13)	4,790	-
As at December 31, 2016	262,755	1
Issued during the year for share based compensation (note 13)	2,094	-
Issuance of common stock	2,750,000	11
Issuance of common stock due to exercise of warrants	148,181	1
As at December 31, 2017	3,163,030	13
Issued during the year for share based compensation (note 13)	8,797	-
Issuance of common stock due to exercise of warrants	37,500	-
As at December 31, 2018	3,209,327	13

On February 8, 2017, the Company entered into a Share and Warrant Purchase Agreement (“February 2017 private placement”) pursuant to which it sold for $5,000, an aggregate of 500,000 of its common shares, par value $0.004 per share and warrants (the “February 2017 Warrants”) to purchase 2.5 million of its common shares at a price of $16 per share to four investors in a private placement. One investor is the CEO’s sister and the daughter of its chairman. These securities were issued in transactions exempt from registration under the Securities Act. The following day, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, the Company also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited, the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment Trading Limited released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment Trading Limited, 1,688,500 common shares and a warrant to purchase 623,058 common shares at a price of $16 per share.

The second loan amendment agreement in connection with the closing of the February 2017 private placement was entered into by the Company with Silaner Investments Limited, the lender of the Silaner Credit Facility. Silaner Investments Limited released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner Investments limited, 311,500 common shares and a warrant to purchase 114,944 common shares at a price of $16 per share.

Further to the February 2017 private placement two investors, other than Firment Shipping Inc. and Silaner Investments Limited, partially exercised their warrants in 2017 purchasing 148,181 shares for the aggregate gross proceeds to the Company of approximately $2,371. In January 2018 one investor, other than Firment Shipping Inc. and Silaner Investments Limited, partially exercised its warrants, purchasing 37,500 of the Company’s common shares for aggregate gross proceeds to the Company of approximately $600. Each of the February 2017 Warrants were exercisable for 24 months after their respective issuance.

As of December 31, 2018 and 2017, in connection with the February 2017 private placement, the February 2017 Warrants outstanding were exercisable for an aggregate of 3,052,321 and 3,089,821 common shares respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

10	Share Capital and Share Premium (continued)

On October 19, 2017, the Company entered into a Share and Warrant Purchase Agreement (the “October 2017 SPA”) pursuant to which it sold for $2,500 an aggregate of 250,000 of its common shares, par value $0.004 per share and a warrant (the “October 2017 Warrant”) to purchase 1.25 million of its common shares at a price of $16 per share to an investor in a private placement (the “October 2017 Private Placement”). These securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended. On that day, Company also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 250,000 common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 Warrant.

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

As of December 31, 2018 and 2017, in connection with the October 2017 SPA, the October 2017 Warrant was outstanding and exercisable for an aggregate of 1,250,000 common shares.

The Company during 2017 had recorded $218 expense in connection with these warrants which was deducted from share premium in equity.

During the years ended December 31, 2018, 2017 and 2016, Globus issued 8,797, 2,094 and 4,790 common shares respectively as share-based payments.

Series A Preferred Shares issued	Number of shares	USD
As a January 1, 2016	2,567	2
Issued during the year	-	-
Shares redeemed by the issuer	(2,567)	(2)
As at December 31, 2016	-	-
Issued during the year	-	-
As at December 31, 2017	-	-
Issued during the year	-	-
As at December 31, 2018	-	-

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

In July 2016 the 2,567 series A preferred shares, granted to the Company’s former Chief Executive Officer were redeemed and as of December 31, 2018 and 2017 the Company had no series A preferred shares outstanding.

As of December 31, 2018, 2017 and 2016, no Class B shares were outstanding.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the Globus initial and follow-on public offerings, the effects of the settlement of the related party loans (note 4) with the issuance of the Company’s common shares and the effects of the share based payments described in note 13. Accordingly, at December 31, 2018, 2017 and 2016, Globus share premium amounted to $140,334, $139,684 and $110,013, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

11	Loss per Share

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

The Company excluded the dilutive effect of 4,302,321 of potential common shares issuable upon exercise of warrants as their effect was anti-dilutive.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the year ended December 31,
	2018	2017	2016
Loss attributable to common equity holders	(3,568)	(6,475)	(9,825)
Weighted average number of shares for basic and diluted LPS	3,200,927	2,574,995	260,384

12	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime Ltd., Domina Maritime Ltd. & Dulac Maritime S.A.	22,163	(46)	22,117
(c)	Globus Maritime Ltd.	1,500	-	1,500
(d)	Artful Shipholding S.A. & Longevity Maritime Limited	13,500	(249)	13,251

	Total at December 31, 2018	37,163	(295)	36,868
	Less: Current Portion	(35,663)	295	(35,368)
	Long-Term Portion	1,500	-	1,500

	Total at December 31, 2017	41,660	(122)	41,538
	Less: Current Portion	(41,660)	122	(41,538)
	Long-Term Portion	-	-	-

(a)	In February 2015, Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. (“Devocean et al.”), vessel owning companies of m/v River Globe, m/v Sky Globe and m/v Star Globe, respectively, entered into a loan agreement for up to $30,000 with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) (the “Bank”) for the purpose of partially prepaying the then outstanding secured reducing revolving credit facility with Credit Suisse AG. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. as the borrowers and is guaranteed by Globus (“Guarantor”). The loan facility bears interest at LIBOR plus a margin of 3.00% for interest periods of three months and 3.10% for interest periods of one month. This Hamburg Commercial loan facility was referred as HSH Loan Facility in previous reports of the Company and it continued to be the same facility as the Bank changed its name from HSH Nordbank AG to Hamburg Commercial Bank AG in February 2019.

On March 3, 2015, Devocean et al. drew down $29,405 as analyzed below and the Company prepaid $30,000 to Credit Suisse AG reducing the balance due to Credit Suisse AG to $5,000, which was settled in July 2015.

Tranche (A) of $8,580 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the m/v River Globe. The balance outstanding of tranche (A) at December 31, 2018, was $6,095 payable in 4 equal quarterly installments of $239 starting, March 2019, as well as a balloon payment of $5,139 due together with the 4th and final installment due in December 2019.

Tranche (B) of $10,100 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the m/v Sky Globe. The balance outstanding of tranche (B) at December 31, 2018, was $7,697 payable in 4 equal quarterly installments of $230 starting, March 2019, as well as a balloon payment of $6,777 due together with the 4th and final installment due in December 2019.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

12	Long-Term Debt, net (continued)

Tranche (C) of $10,725 for the purpose of prepaying to Credit Suisse AG the amount outstanding with respect to the m/v Star Globe. The balance outstanding of tranche (C) at December 31, 2018, was $8,371 payable in 4 equal quarterly installments of $224 starting, March 2019, as well as a balloon payment of $7,475 due together with the 4th and final installment due in December 2019.

The loan is secured by, among other things:

•	First preferred mortgage over m/v River Globe, m/v Sky Globe and m/v Star Globe.
•	Guarantees from the vessel owning companies and from Globus.
•	First preferred assignment of all insurances and earnings of the mortgaged vessels.
•	Assignment of charter in respect of each vessel and an assignment of any guarantee or security in respect of such charters.
•	Assignment of any related hedging agreements.

The original loan agreement contains various covenants requiring the vessels owning companies and Globus to ensure that:

➢	the aggregate fair market value of the mortgaged vessels must equal or exceed 125% of the outstanding balance under the loan agreement.
➢	the ratio of the Company’s total liabilities to its market adjusted total assets shall not exceed 75%.
➢	the Company maintains a minimum market adjusted net worth of more than or equal $30,000.
➢	the vessel owning subsidiaries must each maintain a minimum liquidity of $250 in an account pledged to the bank,
➢	the Company shall maintain a minimum liquidity of greater than 5% of its consolidated indebtedness.

On July 10, 2017, the Company entered a Second Supplemental Agreement for the period from March 4, 2017 to March 3, 2018. The main points agreed in this Second Supplemental Agreement were:

•	Additional deferrals to the last scheduled repayment date of the principal amount of the loan during the period from June 3, 2016 through March 3, 2018, of $956 in relation to Devocean, $920 in relation to Domina, and $898 in relation to Dulac.
•	Deferral fee of 2.5 per cent per annum on the additional deferred amounts calculated from March 4, 2017 until March 3, 2018.
•	Prepayment of $1,000 on or before September 27, 2017, which has been settled.
•	Undertaking that the Company to raise at least $1,800 from its shareholders by December 31, 2017, which has been satisfied.
•	Restriction of the borrowers to make distributions or other payments to the Company so long as such additional deferred amounts remain outstanding.
•	Waiver from June 3, 2016 through March 3, 2018, of the requirement that the Company maintains a net worth of at least $30,000 and holds cash on a consolidated basis with its subsidiaries of at least 5% of their consolidated indebtedness.

As of December 31, 2017, the Company was in compliance with the covenants of Hamburg Commercial Bank AG loan agreement, as amended and in effect.

During 2018 and after the expiration of the Second Supplemental Agreement, the Company did not obtain further waivers and the breached covenants contained in this loan agreement constituted an event of default. Although the loan matures and is to be settled in full through December 2019, due to the event of default, Hamburg Commercial Bank AG can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt. Until the date of issuance of these consolidated financial statements no such action had been taken by the lender against the Company.

As of December 31, 2018, the Company was not in compliance with the loan covenants of the Hamburg Commercial Bank AG loan agreement. In more detail:

i.	The aggregate amount of cash held by the Company on a consolidated basis should, on each day, exceed an amount in dollars equal to 5% of the Total Indebtedness. The Company’s cash as of December 31, 2018, was $46 whereas it should have been $1,893.
ii.	Tangible Net Worth should not at any time be less than $30,000. As of December 31, 2018, the Company’s Tangible Net Worth was $13,550.
iii.	The ratio of Total Liabilities to the Market Value Adjusted Assets should at all times be less than 0.75:1.00. The Company’s ratio as of December 31, 2018, was 0.77:1.00.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

12	Long-Term Debt, net (continued)

iv.	The Borrowers should maintain in the Minimum Liquidity Account at all times cash balances in an aggregate amount of no less than Two hundred and fifty thousand dollars ($250) per Mortgaged Ship; therefore, it should have $750 for the three vessels. The Company had $600 as restricted cash as of December 31, 2018,

(b)	In June 2011, Globus through its wholly owned subsidiaries, Artful Shipholding S.A. (“Artful”) and Longevity Maritime Limited (“Longevity”), entered into the DVB Loan Agreement for an amount up to $40,000 with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe.

In June 2011, $19,000 was drawn down (Tranche A) for the purpose of partly financing the acquisition of the m/v Moon Globe and in September 2011, $18,000 was drawn (Tranche B) for the purpose of partly financing the acquisition of the m/v Sun Globe. As at December 13, 2018, the balance of both tranches of $15,010 was fully repaid using the proceedings from the new loan agreements with Macquarie Bank International Limited and Firment Shipping Inc.

(c)	In November 2018, Globus Maritime Limited entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (Note 4). The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at November 19, 2020. The Company has the right to drawdown any amount of up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest is charged.

Globus also has the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Firment Shipping Credit Facility into common stock. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. (“VWAP”) over the pricing period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) Two US Dollars and Eighty Cents ($2.80).

As per the conversion clause included in the Firment Shipping Credit Facility, the Company has recognized this agreement as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the year ended December 31, 2018, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $2,200. The non-derivative host was classified under “long-term borrowings” in the consolidated statement of financial position and was $1,500 and the derivative component that was initially recognized amounted to $700 and was classified under “fair value of derivative financial instruments” in the consolidated statement of financial position. For the year ended December 31, 2018, the Company recognized a loss on this derivative financial instrument amounting to $131, which was classified under “loss on derivative financial instruments” in the consolidated statement of comprehensive loss.

As of December 31, 2018, there was an amount of $12,800 available to be drawn under the Firment Shipping Credit Facility.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remain our Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, such as sales of shares.

As of December 31, 2018, the Company in compliance with the loan covenants of the Firment Shipping Credit Facility.

(d)	In December 2018, Globus through its wholly owned subsidiaries, Artful Shipholding S.A. (“Artful”) and Longevity Maritime Limited (“Longevity”), entered into the Macquarie Loan Agreement for an amount up to $13,500 with Macquarie Bank International Limited and used funds borrowed thereunder to refinance part of the repayment of the existing DVB Loan Agreement for the m/v Moon Globe and m/v Sun Globe. Globus acts as guarantor for this loan.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

12	Long-Term Debt, net (continued)

In December 2018, $6,000 (Artful Advance) and $7,500 (Longevity Advance) were drawn down for the purpose of partly refinancing the existing DVB Loan Agreement for m/v Moon Globe and m/v Sun Globe, respectively.

Artful Advance is payable in 20 quarterly installments of approximately $222, starting in March 2019 and a balloon payment of approximately $1,560 payable together with the 20th and last installment payable in December 2023.

Longevity Advance is payable in 20 quarterly installments of approximately $221, starting in March 2019 and a balloon payment of approximately $3,080 payable together with the 20th and last installment payable in December 2023.

The loan is secured by, among other things:

•	First preferred mortgage over m/v Moon Globe and m/v Sun Globe.
•	Guarantees from the vessel owning companies and from Globus.
•	Assignment of all insurances and earnings of the mortgaged vessels.
•	Account pledges respecting the minimum liquidity accounts and operating accounts of the Company described in the loan agreement.

The original loan agreement and/or the original Globus guarantee contains various covenants requiring the vessels owning companies and/or Globus to, amongst others things, ensure that:

➢	The aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe must equal or exceed 160% of the outstanding balance under the loan.
➢	The vessel owning subsidiaries must each maintain a minimum liquidity of $375 in an account pledged to the bank per vessel owned by the Company.
➢	Each Borrower shall ensure that it has a Dry Dock Reserve Account which is credited with sufficient funding to cover the forecast dry-docking, special survey and ballast water compliance expenses for each Ship at least three months prior to the date such expenses are to be incurred such forecasted expenses.

As of December 31, 2018, the Company was in compliance with the covenants of Macquarie Loan Agreement.

As the Company has breached the covenants contained in the Hamburg Commercial Bank AG loan agreement referred to above which constitutes an event of default. Due to the cross-default provisions included in Macquarie Loan Agreement, the Company’s lender can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt. Until the date of issuance of these consolidated financial statements no such action had been taken by the lender against the Company.

(e)	In January 2016, Globus Maritime Limited entered into a credit facility for up to $3,000 with Silaner Investments Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (Note 4). The Silaner Credit Facility was unsecured and remained available until its final maturity date on January 12, 2018. The Company had the right to drawdown any amount up to $3,000 or prepay any amount in multiples of $100. Any prepaid amount could have been re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee was charged on the amounts remaining available and undrawn.

In connection with the February 2017 private placement, as further discussed in note 4, a loan amendment agreement was entered into by the Company with Silaner Investments Limited, the lender of the Silaner Credit Facility. Silaner Investments Limited released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner Investments Limited, 311,500 common shares and a warrant to purchase 114,944 common shares at a price of $16 per share. During 2017, the Company drew down $ 280 under this facility and, before the end of the year, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. As of December 31, 2017, no amount was drawn and outstanding with respect to the facility. The Silaner Credit Facility terminated at January 12, 2018.

(f)	In December 2013, Globus entered into a credit facility for up to $4,000 with Firment Trading Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (“Firment Credit Facility”). Effective from December 2014, through a supplemental agreement in April 2015, the credit limit of the facility increased from $4,000 to $8,000 and in December 2015, through a second supplemental agreement, the credit limit of the facility increased from $8,000 to $20,000. In December 2015, through a third supplemental agreement, the Firment Credit Facility was assigned from Firment Trading Limited, a Cypriot company, to Firment Trading Limited, a Marshall Islands corporation, each of which is an affiliate of the Company’s chairman. The Company had the right to drawdown any amount up to $20,000 or prepay any amount, during the availability period, in multiples of $100.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

12	Long-Term Debt, net (continued)

In connection with the February 2017 private placement, as further discussed in note 4, a loan amendment agreement was entered into by the Company with Firment Trading Limited, the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment Trading Limited released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment Trading Limited, 1,688,500 common shares and a warrant to purchase 623,058 common shares at a price of $16 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility was terminated on April 12, 2017.

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2018, assuming that the banks will not demand the repayment of the loans before their maturity, were as follows:

	(a)	(c)	(d)
	Hamburg Commercial Bank AG	Firment Shipping Inc.	Macquarie Bank International Limited		Total
December 31			Advance (A)	Advance (B)
2019	22,163	-	889	882	23.934
2020	-	2,200	889	882	3.971
2021	-	-	889	882	1.771
2022	-	-	889	882	1.771
2023 and thereafter	-	-	2,444	3.972	6.416
Total	22,163	2,200	6,000	7,500	37.863

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2017, assuming that the banks would not demand the repayment of the loans before their maturity, were as follows:

	(a)	(b)
	Hamburg Commercial Bank AG	DVB Bank		Total
December 31		Tranche (A)	Tranche (B)
2018	2,774	8,380	1,249	12,403
2019	22,163	-	7,094	29,257
2020 and thereafter	-	-	-	-
Total	24,937	8,380	8,343	41,660

The weighted average interest rate for the years ended December 31, 2018 and 2017, was 4.97% and 3.8%, respectively.

13	Share Based Payment

Share-based payments are quarterly restrictive share issuance to our Non-executive directors as instructed by their appointment letters.

Share based payment comprise the following:

Year 2018	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment (1)	8,797	-	50	-
Balance at December 31, 2018	8,797	-	50	-

(1) These amounts relate to the shares issued in 2018, not to the shares approved for issuance for the year.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

13	Share Based Payment (continued)

Year 2017	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment (1)	2,094	-	30	-
Balance at December 31, 2017	2,094	-	30	-

(1) These amounts relate to the shares issued in 2017, not to the shares approved for issuance for the year.

Year 2016	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment	4,790	-	50	-
Balance at December 31, 2016	4,790	-	50	-

For the year ended December 31, 2018:

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

Series A Preferred shares:

Upon the former Chief Executive Officer’s resignation in July 2016, the 2,567 series A preferred shares, granted to him on April 20, 2012, were redeemed (Note 10). As of December 31, 2018, 2017 and 2016, there were no series A preferred shares outstanding.

14	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statements of comprehensive loss consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2018	2017	2016
Commissions	281	241	151
Bunkers expenses	716	968	593
Other voyage expenses	191	143	210
Total	1,188	1,352	954

In respect of the election to apply IFRS 15 fully retrospectively, for the year ended December 31, 2018, 2017 and 2016, Voyage expenses decreased by $668, $540 and $317, respectively (Note 2.2).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

14	Voyage Expenses and Vessel Operating Expenses (continued)

Vessel operating expenses consisted of:

	For the year ended December 31,
	2018	2017	2016
Crew wages and related costs	4,766	4,645	4,829
Insurance	607	742	798
Spares, repairs and maintenance	2,721	2,222	1,699
Lubricants	501	496	462
Stores	1,000	783	633
Other	330	247	267
Total	9,925	9,135	8,688

15	Administrative Expenses

The amount shown in the consolidated statements of comprehensive loss is analysed as follows:

	For the year ended December 31,
	2018	2017	2016
Personnel expenses	778	628	1,040
Audit fees	103	101	111
Travelling expenses	5	3	4
Consulting fees	76	54	28
Communication	9	11	19
Stationery	2	2	2
Greek authorities tax (note 20)	118	116	264
Other	265	309	626
Total	1,356	1,224	2,094

16	Interest Expense and Finance Costs

The amounts in the consolidated statements of comprehensive loss are analysed as follows:

	For the year ended December 31,
	2018	2017	2016
Interest payable on long-term borrowings	2.004	1,778	2,430
Bank charges	29	34	33
Amortization of debt discount	23	84	128
Other finance expenses	-	325	85
Total	2.056	2,221	2,676

17	Dividends

Dividends declared and paid during the years ended December 31, 2018, 2017 and 2016, are as follows:

No dividends were declared or paid on common shares during the years ended December 31, 2018 and 2017.

No dividends declared on common shares during the year ended December 31, 2016. A final payment of $14 was made in January 2016 relating to dividends declared in 2015. No dividends declared or paid on the Company’s Series A Preferred shares during the year ended December 31, 2016. In July 2016, the 2,567 Series A Preferred shares were redeemed and, as of December 31, 2016, there were no Series A Preferred shares outstanding.

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

The Company enters into time charter and bareboat charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between five days to seven months as of December 31, 2018 and between six days to two months as of December 31, 2017, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2018 and 2017, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration and early delivery of the vessels by the charterers is not accounted for):

	2018	2017
Within one year	2,991	1,548
Total	2,991	1,548

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2018 and 2017, the Company was a party to an operating lease agreement as lessee (note 4). The operating lease relates to the office premises at a monthly rate of Euro 10,360 (absolute amount) and for a lease period ending January 2, 2025.

The future minimum lease payments under this agreement as of December 31, 2018 and 2017, assuming a Euro: US dollar exchange rate for 2018 1:1.14 and for 2017: 1:1.20, were as follows:

	2018	2017
Within one year	142	149
After one year but not more than five years	567	596
More than five years	142	299
Total	851	1,044

Total rent expense under operating leases for the years ended December 31, 2018, 2017 and 2016, amounted to $147, $140 and 138 respectively.

20	Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of loss.

Greek Authorities Tax

In January 2013, the tax Law 4110/2013 amended the long-standing provisions of art. 26 of Law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89/67 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As of December 31, 2018, 2017 and 2016, the tax expense under the law amounted to $118, $116 and $264, respectively and is included in administrative expenses in the consolidated statements of comprehensive loss.

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

Application of § 883 of the Code for the year ended December 31, 2018

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

The Regs provide that a foreign corporation will qualify for the benefits of § 883 if, in relevant part, the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. and the foreign corporation meets either the qualified shareholder test or the publicly traded test described below.

Qualified Shareholder Test

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

Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-United States corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an equivalent exemption. Among others, § 883 provides, in relevant part, that the shares of a non-United States corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

20	Income Tax (continued)

Notwithstanding the foregoing, § 883 provides, in relevant part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares which is referred as the 5 Percent Override Rule.

In the event that the 5 Percent Override Rule is triggered, § 883 provides that such rule will not apply if the Company can establish that within the group of 5% shareholders, there are sufficient qualified shareholders within the meaning of § 883 to preclude non-qualified shareholders in such group from owning 50% or more of the total value of the Company’s common shares for more than half the number of days during the taxable year.

For the year ended December 31, 2018, Globus and its wholly owned subsidiaries deriving income from the operation of international ships are organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus has more than 50% of the value of its common stock for at least half of the number days of their taxable year indirectly owned in the form of registered shares by one individual residing in a qualified foreign country. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that rely on § 883 for exempting U.S. source income from the international operation of ships should not be subject to U.S. federal income tax for the year ended December 31, 2018. Globus anticipates it and its relevant subsidiaries income will continue to be exempt in the future from U.S. federal income tax. However, in the future, Globus or its subsidiaries may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income.

21	Financial risk management objectives and policies

The Company’s financial liabilities are bank loans, trade and other payables and the financial derivative instrument. The main purpose of these financial liabilities is to assist in the financing of Company’s operations and the acquisition of vessels. The Company has various financial assets such as trade accounts receivable and cash and short-term deposits, which arise directly from its operations. The main risks arising from the Company’s financial instruments are cash flow interest rate risk, credit risk, liquidity risk and foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As of December 31, 2017, no borrowings were at a fixed rate of interest and as of December 31, 2018, 6% of the Company’s bank borrowings were at a fixed rate of interest.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s loss.

	Increase/(Decrease) in basis points	Effect on loss

2018
$ Libor	+15	(60)
	-20	80
2017
$ Libor	+15	(69)
	-20	86

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

21	Financial risk management objectives and policies (continued)

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s loss due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2018 and 2017, was not material.

	Change in rate	Effect on loss

2018	+10%	(284)
	-10%	284

2017	+10%	(251)
	-10%	251

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2018, 2017 and 2016:

	2018	%	2017	%	2016	%
A	3,679	21%	1,404	10%	-	-
B	2,873	17%	-	-	890	11%
C	-	-	1,849	13%	-	-
D	-	-	1,459	11%	-	-
E	-	-	-	-	1,013	12%
Other	10,802	62%	9,140	66%	6,520	77%
Total	17,354	100%	13,852	100%	8,423	100%

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

The table below summarises the maturity profile of the Company’s financial liabilities at December 31, 2018 and 2017, assuming that the banks will not demand the repayment of the loans before their maturity, based on contractual undiscounted cash flows.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

21	Financial risk management objectives and policies (continued)

Year ended December 31, 2018*	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	1,720	24,502	16,465	-	42,687
Accrued liabilities and other payables	1,319	-	-	-	1,319
Trade payables	6,433	-	-	-	6,433
Total	9,472	24,502	16,465	-	50,439

* This table includes both the derivative component and the non-derivative host.of the hybrid agreement with Firment Shipping Credit Facility (see Note 12)

Year ended December 31, 2017	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	1,145	12,989	30,285	-	44,419
Accrued liabilities and other payables	1,455	-	-	-	1,455
Trade payables	4,258	-	-	-	4,258
Total	6,858	12,989	30,285	-	50,132

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios (refer to note 12). No changes were made in the objectives, policies or processes during the years ended December 31, 2018 and 2017. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt.

The Company includes within net debt, interest bearing loans gross of unamortized debt discount, less cash.

Adjusted book capitalization refers to total equity adjusted for the market value of the Company’s vessels. The Company’s policy is to keep the ratio described above between a range of 60% - 80%.

	December 31,
	2018	2017
Interest bearing loans	37,863	41,660
Cash (including restricted cash)	(1,396)	(2,966)
Net debt	36,467	38,694

Equity	41,050	43,968
Adjustment for the market value of vessels (charter-free)	(27,500)	(31,970)
Adjusted book capitalization	13,550	11,998

Adjusted book capitalization plus net debt	50,017	50,692
Ratio	73%	76%

The Company’s objective is to maintain the ratio of net debt to adjusted capitalization plus net debt to the range of 60%- 80%. Net debt as calculated above is not consistent with the International Financial Reporting Standards (“IFRS”) definition of debt.

The following reconciliation is provided:

	December 31,
	2018	2017
Debt in accordance with IFRS (long and short-term borrowings)	36,868	41,538
Add: Unamortized debt discount	295	122
	37,163	41,660
Less: Cash and bank balances and bank deposits (including restricted cash)	1,396	2,966
Net debt	35,767	38,694

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

22	Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy (as defined in note 2.28). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
(in thousands of USD)	Other financial liabilities	Level 1	Level 2	Level 3	Total
December 31, 2018

Financial liabilities measured at fair value
Derivative financial instruments	831	-	-	831	831
	831

Financial liabilities not measured at fair value
Long-term borrowings	37,163	-	37,030	-	37,030
	37,163

	Carrying amount	Fair value
(in thousands of USD)	Other financial liabilities	Level 1	Level 2	Level 3	Total
December 31, 2017

Financial liabilities not measured at fair value
Long-term borrowings	41,538	-	41,219	-	41,219
	41,538

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Derivative financial instruments	Black-Scholes model	Refer to Note 2.30

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2017 and 2018.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars- except for share, per share and warrants data, unless otherwise stated)

23	Events after the reporting date

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). As of the date hereof, no conversion of the Convertible Note has occurred.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. With respect to the Convertible Note, the Company also signed a registration rights agreement with the private investor pursuant to which it agreed to register for resale the shares that could be issued pursuant to the Convertible Note. The registration rights agreement contains liquidated damages if the Company is unable to register for resale the shares into which the Convertible Note may be converted, and maintain such registration.

