Form 20-F
period 2019-12-31
GLOBUS MARITIME LTD
filed 2020-04-01
CIK 1499780

As filed with the Securities and Exchange Commission on March 31, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

  OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

For the transition period from ___________ to ___________

Commission file number 001-34985

Globus Maritime Limited

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of Incorporation or Organization)

128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Attica, Greece

(Address of Principal Executive Offices)

Athanasios Feidakis

128 Vouliagmenis Avenue, 3rd Floor

166 74 Glyfada, Attica, Greece

Tel: +30 210 960 8300

Facsimile:   +30 210 960 8359

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value $0.004 per share	GLBS	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 5,227,159 shares of the registrant’s Common Shares outstanding.

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding on December 31, 2018 and 2019 as well as on the date of this annual report on Form 20-F.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F for the years 2017, 2018 and 2019. The data for the years 2015 and 2016 are included in prior year annual reports on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2019	2018	2017	2016	2015
Consolidated Statement of comprehensive loss
Voyage revenues(1)	15,623	17,354	13,852	8,423	12,252
Management fee income	—	—	31	278	—
Total Revenues	15,623	17,354	13,883	8,701	12,252

Voyage expenses(1)	(2,098)	(1,188)	(1,352)	(954)	(1,921)
Vessel operating expenses	(8,882)	(9,925)	(9,135)	(8,688)	(10,321)
Depreciation	(4,721)	(4,601)	(4,854)	(5,014)	(6,085)
Depreciation of drydocking costs	(1,704)	(1,166)	(862)	(1,005)	(1,062)
Amortization of fair value of time charter attached to vessels	—	—	—	—	(41)
Administrative expenses	(1,583)	(1,356)	(1,224)	(2,094)	(1,751)
Administrative expenses payable to related parties	(371)	(528)	(514)	(351)	(465)
Share-based payments	(40)	(40)	(40)	(50)	(60)
Impairment loss	(29,902)	—	—	—	(20,144)
Gain from sale of subsidiary	—	—	—	2,257	—
Other (expenses)/income, net	29	2	83	(30)	(110)
Operating (loss)/profit before financing activities	(33,649)	(1,448)	(4,015)	(7,228)	(29,708)

Interest income	47	—	3	5	8
Interest expense and finance costs	(4,703)	(2,056)	(2,221)	(2,676)	(2,783)
Gain/(Loss) on derivative financial instruments	1,950	(131)	—	—	—
Foreign exchange gains/(losses), net	4	67	(242)	74	87

Total comprehensive loss for the year	(36,351)	(3,568)	(6,475)	(9,825)	(32,396)

Basic earnings/(loss) per share for the year(2)	(8.73)	(1.11)	(2.51)	(37.73)	(126.22)
Diluted earnings/(loss) per share for the year(2)	(8.73)	(1.11)	(2.51)	(37.73)	(126.22)
Weighted average number of common shares, basic(2)	4,165,919	3,200,927	2,574,995	260,384	256,667
Weighted average number of common shares, diluted(2)	4,165,919	3,200,927	2,574,995	260,384	256,667
Dividends declared per common share	—	—	—	—	—
Dividends declared per Series A Preferred Share	—	—	—	—	174.65
Adjusted EBITDA (3) (unaudited)	2,678	4,319	1,701	(3,466)	(2,376)

(1) In respect of the election to apply IFRS 15 fully retrospectively, prior year figures have been adjusted in order to present Voyage revenues net of address commissions. Address commissions prior to the adoption of IFRS 15 were included in Voyage expenses.

(2) These figures reflect the 4-1 reverse stock split which occurred in October 2016 and the 10-1 reverse stock split which occurred in October 2018.

(3) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

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

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

»	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

»	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

»	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

»	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA (unaudited) to total comprehensive loss for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2019	2018	2017	2016	2015
Total comprehensive loss for the year	(36,351)	(3,568)	(6,475)	(9,825)	(32,396)
Interest and finance costs, net	4,656	2,056	2,218	2,671	2,775
(Gain)/loss on derivative financial instruments	(1,950)	131	—	—	—
Foreign exchange (gains)/losses, net	(4)	(67)	242	(74)	(87)
Depreciation	4,721	4,601	4,854	5,014	6,085
Depreciation of drydocking costs	1,704	1,166	862	1,005	1,062
Amortization of fair value of time charter attached to vessels	—	—	—	—	41
Impairment Loss	29,902	—	—	—	20,144
Gain from sale of subsidiary	—	—	—	(2,257)	—
Adjusted EBITDA (unaudited)	2,678	4,319	1,701	(3,466)	(2,376)

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2019	2018	2017	2016	2015
Statements of financial position data
Total non-current assets	50,167	83,880	87,373	91,847	110,140
Total current assets (including “Non-current assets classified as held for sale”)	5,489	2,794	4,230	2,149	4,697
Total assets	55,656	86,674	91,603	93,996	114,837
Total equity	9,879	41,050	43,968	20,760	30,535
Total non-current liabilities	37,046	2,418	82	42,100	14,673
Total current liabilities	8,731	43,206	47,553	31,136	69,629
Total equity and liabilities	55,656	86,674	91,603	93,996	114,837

	Year Ended December 31,

	2019	2018	2017	2016	2015
Consolidated statements of cash flows data
Net cash generated/(used in) from operating activities	213	3,851	631	(3,600)	(60)
Net cash (used in)/generated from investing activities	(20)	(126)	(263)	362	5,351
Net cash (used in)/generated from financing activities	2,127	(6,435)	2,225	1,396	(8,369)

	Year Ended December 31,
	2019	2018	2017	2016	2015
Ownership days(1)	1,825	1,825	1,825	1,908	2,380
Available days(2)	1,788	1,755	1,787	1,885	2,336
Operating days(3)	1,756	1,723	1,745	1,830	2,252
Bareboat charter days(4)	—	—	—	—	22
Fleet utilization(5)	98.2%	98.2%	97.6%	97.1%	96.4%
Average number of vessels(6)	5.0	5.0	5.0	5.2	6.5
Daily time charter equivalent (TCE) rate(7)	$7,564	$9,213	$6,993	$3,962	$4,333
Daily operating expenses(8)	$4,867	$5,438	$5,005	$4,553	$4,337

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

(8) We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the Voyage Revenues to Daily Time Charter Equivalent Reconciliation for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2019	2018	2017	2016	2015

Voyage revenues	15,623	17,354	13,852	8,423	12,252
Less: Voyage expenses	2,098	1,188	1,352	954	1,921
Less: bareboat charter net revenue	—	—	—	—	304
Net revenue excluding bareboat charter net revenue	13,525	16,166	12,500	7,469	10,027
Available days net of bareboat charter days	1,788	1,755	1,787	1,885	2,314
Daily TCE rate*	7,564	9,213	6,993	3,962	4,333

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

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile and low, relative to previous years. In 2018 rates were relatively stable throughout the year. In 2019 although the rates reduced again at the beginning, they reached a peak during the third quarter, followed by a decreasing trend again. In the beginning of 2020 the rates continued to drop and have reached close to the all-time low. Currently all of our vessels are chartered on short-term time charters and on the spot market, and we are exposed therefore to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

•	port and canal congestion charges;

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values and demand for and production of dry bulk products;

•	global and regional economic and political conditions, including exchange rates, trade deals, and the rate and geographic distributions of economic growth;

•	environmental and other regulatory developments;

•	the distance dry bulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns; and

•	natural disasters and/or world pandemics such as the COVID-19 that has disrupted the markets worldwide.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

•	the price of steel and vessel equipment;

•	technological advances in vessel design and capacity;

•	the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in the middle of 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 on February 10, 2016. In 2017 rates increased and the BDI went as high as 1,743 on December 12, 2017. In 2018 the BDI ranged from 948 to 1,774 and in 2019 from 595 to 2,518. On February 10, 2020, the BDI dropped to 411, representing an over 80% decrease from the rates in the third quarter of 2019. The dry bulk market remains volatile and significantly depressed.

The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which follows the trends of dry bulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan arrangements.

The international shipping industry and dry bulk market are highly competitive.

The shipping industry and dry bulk market are capital intensive and highly fragmented with many charterers, owners and operators of vessels and are characterized by intense competition. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. The trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which may result in a greater competitive threat to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Competition for the transportation of cargo by sea is intense and depends on customer relationships, operating expertise, professional reputation, price, location, size, age, environmental, social, and governance criteria, condition and the acceptability of the vessel and its operators to the charterers. Competition may increase in some or all of our principal markets, including with the entry of new competitors, who may operate larger fleets through consolidations or acquisitions and may be able to sustain lower charter rates and offer higher quality vessels than we are able to offer. We may not be able to continue to compete successfully or effectively with our competitors and our competitive position may be eroded in the future, which could have an adverse effect on our fleet utilization and, accordingly, business, financial condition, results of operations and ability to pay dividends.

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

In January 2020, the United Kingdom withdrew from the European Union (commonly referred to as “Brexit”). There are a number of areas of uncertainty in connection with the future of the United Kingdom and its relationship with the EU, which uncertainty may take years to fully resolve. It is not currently possible to determine the impact that the United Kingdom’s departure from the EU and/or any related matters may have on general economic conditions in the United Kingdom or the EU. The exit of the United Kingdom (or any other country) from the EU or prolonged periods of uncertainty relating to any of these possibilities could result in significant macroeconomic deterioration, including, but not limited to, further decreases in global stock exchange indices, increased foreign exchange volatility, decreased GDP in the European Union or other markets in which we operate, issues with cross-border trade, political and regulatory uncertainty and further sovereign credit downgrades. In addition, there could be changes to tax regulation affecting the repatriation of dividends from other countries, which may negatively affect us. Additionally, the impact of potential changes to the United Kingdom’s migration policy could adversely impact our employees of non-U.K. nationality currently working in the United Kingdom as well as have an uncertain impact on cross-border labor. The potential loss of the EU “passport”, or any other potential restrictions on free travel of UK citizens to Europe, and vice versa, could adversely impact the jobs market in general and our operations in Europe. Finally, Brexit is likely to lead to legal uncertainty in areas such as data protection, taxation, and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate, including the GDPR. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations and financial condition.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic or epidemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The continuing refugee crisis in the European Union, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, general political unrest in Ukraine, political tension, continuing concerns relating to Brexit (as defined herein), concerns regarding the recent emergence of the COVID19, and its spread throughout Asia, Europe, North America and other parts of the world, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea have led to increased volatility in global credit and equity markets. Further, as a result of the ongoing political, social and economic turmoil in Greece resulting from the sovereign debt crisis and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our Manager located in Greece.

In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows and cash available for distributions to our shareholders.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

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

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered through 2019, even though the fleet growth percentage has substantially reduced during the last years. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

The market values of our vessels have declined, and may decline further and have triggered certain financial covenants under our existing and potentially future loan and credit facilities.

The market value of dry bulk vessels has generally experienced high volatility, and is currently at a low value. The market prices for secondhand and newbuilding dry bulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. Especially, as of December 31, 2019, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of approximately $29.9 million. The market value of our vessels may increase and decrease depending on a number of factors including:

»	prevailing level of charter rates;
»	age of vessels;

»	the environmental friendliness of our vessels;

»	general economic and market conditions affecting the shipping industry;

»	competition from other shipping companies;

»	configurations, sizes and ages of vessels;

»	supply and demand for vessels;

»	other modes of transportation;

»	cost of newbuildings;

»	governmental or other regulations; and

»	technological advances.

Our loan agreement with EnTrust Global’s Blue Ocean Fund (“EnTrust Loan Facility”) is secured by mortgages on our vessels, and requires us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity. Our previous loan facilities had similar requirements, and we expect any future loan agreements to have similar collateral requirements and provisions. Since the middle of 2008, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases have led to a significant decline in the market values of our vessels. Furthermore, such loan agreement contains a cross-default provision that may be triggered by a default under any other financial indebtedness we may incur in an aggregate amount greater than $1,000,000. Our Convertible Note (“for details see Item 4.  Information on the Company”) also contains a cross-default provision that is triggered upon a material default or an event of default under the existing agreements which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate.

As of December 31, 2019, we satisfied the covenants included in our EnTrust Loan Facility. For a more detailed discussion see Item 5.B Liquidity and Capital Resources—Indebtedness and Note 11 in the Consolidated Financial Statements included herewith.

Further declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. Being in breach with the financial and other covenants under the EnTrust Loan Facility, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends.

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

Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and increased management costs and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast water, recycling of vessels, maintenance and inspection, elimination of tin-based paint, development and implementation of safety and emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For instance, the International Maritime Organization global 0.5% sulphur cap on marine fuels came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). Our vessels require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. These and other costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the International Maritime Organization imposed a global 0.5% sulphur cap on marine fuels which came into force on January 1, 2020. Our vessels do not have scrubbers—air filters that remove sulphur, once burned, from the exhaust emitted by lower-cost, high-sulphur fuel, which thereby allow ships to burn lower-cost, high-sulphur fuel despite the IMO’s cap on sulphur in marine fuels—and now require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. In addition, charterers may focus on how environmentally friendly our vessels are, generally, and our rates may be adjusted downwards accordingly.

We discuss this further in this annual report. See “Business Overview—Environmental and Other Regulations—Regulations to Prevent Pollution from Ships”.

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

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Weaknesses in demand for container shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect would place our liner company customers under financial pressure. Any declines in demand could result in worsening financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of containership capacity, the expected entry into service of new technologically advanced containerships, and the expected increase in the size of the world containership fleet over the next few years may make it difficult to secure substitute employment for any of our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of containerships available at lower charter rates and lack of demand for our customers’ liner services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time-to-time, we may need to re-charter vessels coming off charter more frequently than some of our competitors, which may have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

In addition to charter parties, we may, among other things, enter into contracts for the sale or purchase of secondhand containerships or, in the future, shipbuilding contracts for newbuildings, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

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

A global 0.5% sulphur cap on marine fuels came into force on January 1, 2020. Because we do not have scrubbers on our vessels, our vessels require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. This could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages even if we are not at fault, for example, if we pay a supplier for bunkers who subcontracts the supply and does not pay such subcontractor. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, could cause us to default on a charter, breach covenants in the EnTrust Loan Facility, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate or manage are classed by one of the major classification societies, including Nippon Kaiji Kyokai (Class NK), DNV GL and Bureau Veritas. Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, certain covenants in the EnTrust Loan Facility may be triggered, including as a result of the vessel being unable to trade between ports and being unemployable. Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

A further economic slowdown or changes in the economic, regulatory and political environment in the Asia Pacific region could reduce dry bulk trade demand.

A significant number of the port calls made by our vessels involve the transportation of dry bulk products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region or changes in the regulatory environment, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies as measured by gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP continues to remain lower than originally anticipated. In addition, China previously imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future.

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

The Coronavirus global pandemic could decrease the demand and supply for the raw materials we transport and the rates that we are paid to carry them.

The World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) a global pandemic. The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures, self-quarantining, and restrictions on travel, as well as potential labor shortages resulting from the outbreak, are expected to slow down production of goods worldwide and decrease the amount of goods exported and imported worldwide. Some experts fear that the economic consequences of the coronavirus could cause a recession that outlives the pandemic.

Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that we and our competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. It is possible that charterers may try to invoke force majeure clauses as a result.

Although it is too early to assess the full impact of the coronavirus outbreak on global markets, and particularly on the shipping industry, the pandemic has already added, and could continue to add, pressure to shipping freight rates. Further depressed rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows. We note that future impacts may take some time to materialize and may not be fully reflected in the results for the year ended December 31, 2019.

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

The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform, although it still acts with greater control than a truly free-market economy. Many of the Chinese government’s reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth), the coronavirus, or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated by the National Bureau of Statistics of China to have decreased from 6.6% for the former year of 2018 to approximately 6.3% for the year ended December 31, 2019, which would be the lowest rate in 29 years. China has previously imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China has also announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Sulphur regulations to reduce air pollution from ships may require retrofitting of vessels and may cause us to incur significant costs.

January 1, 2020 was the implementation date for vessels to comply with the IMO’s low sulphur fuel oil requirement, which cuts sulphur levels from 3.5% to 0.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulphur fuels on board, which costs more than higher Sulphur fuel; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. It is unclear how the new emissions standard will affect the employment of our vessels, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. In particular, it is not known what the price differential between high sulphur content fuel and the more expensive low sulphur fuel will be or if low sulphur fuel will be available in the quantities needed at the areas where the vessels are trading. Over time, however, it is possible that ships not retrofitted to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

Environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or ESG, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues.

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2019, 33 of our EU-flagged vessels met this tonnage specification. The European List presently includes six facilities in Turkey, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

Company Specific Risk Factors

There are substantial doubts about our ability to continue as a going concern and if we are unable to continue our business, our shares may have little or no value.

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $3.2 million as of December 31, 2019.

See “At December 31, 2019, Globus’s current liabilities exceeded its current assets” for more information.

Our ability to become a profitable operating company is dependent upon our ability to generate revenues and/or obtain financing adequate to fulfill our shipping activities, and achieving a level of revenues adequate to support our operating expenses. Our inability to generate net revenues has raised substantial doubts about our ability to continue as a going concern. All of our vessels are pledged as collateral for the benefit of our lenders, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. The doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

At December 31, 2019, Globus’s current liabilities exceeded its current assets.

As of December 31, 2019, we were in compliance with the loan covenants of the EnTrust Loan Facility.

As of December 31, 2019, our working capital, measured as our current assets, minus our current liabilities, including the current portion of long-term debt, amounted to a working capital deficit of $3.2 million. Our total assets exceeded our total liabilities as of December 31, 2019.

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

Under the terms of the convertible note, the convertible note may be redeemed or immediately due upon an Event of Default (as defined within the convertible note), a Change of Control (as defined within the convertible note), or a ten trading day period in which our stock trades below the Floor Price then in effect, in some cases at a premium to the principal and interest outstanding under the convertible note. Some of the events giving rise to these rights are out of the Company’s immediate control (such as our stock price being below the floor price, which has already occurred), and could trigger cross-default provisions under our other loan agreements. If we are unable to come up with the cash when due, we may be unable to pay the redemption price, which could negatively affect our stork price.

Restrictive covenants in the EnTrust Loan Facility may impose financial and other restrictions on us, including cross-default provisions, and we cannot assure you that we will be able to borrow funds from future debt arrangements.

The EnTrust Loan Facility imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

»	create or permit liens on our assets;

»	engage in mergers or consolidations, or sales of certain of our assets;

»	change the flag or classification society of our vessels;

»	pay dividends; and

»	change the management of our vessels.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, the EnTrust Loan Facility will, and future credit arrangements will likely, require us to maintain specified financial ratios and satisfy financial covenants during the remaining terms of such agreements, some of which are based upon the market value of our fleet. If the market value of our fleet declines sharply, we may not be in compliance with certain provisions of the EnTrust Loan Facility, and we may not be able to refinance our debt or obtain additional financing. The market value of dry bulk vessels is sensitive, among other things, to changes in the dry bulk charter market, with vessel values deteriorating in times when dry bulk charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the dry bulk market, along with the oversupply of dry bulk carriers and the prevailing difficulty in obtaining financing for vessel purchases, have adversely affected dry bulk vessel values, including the vessels in our fleet. As a result, we may not meet certain minimum asset coverage ratios and other financial ratios which are included in our loan arrangement.

For a more detailed discussion on our loan covenants, including breaches of them and relaxations and/or waivers we obtained, see “Item 5.B Liquidity and Capital Resources—Indebtedness.”

Certain of our loan agreements include covenants regarding the continued service of our officers and directors or minimum equity interest held by our chairman, Mr. Feidakis and trigger default under cross-default provision.

The Fiment Shipping Credit Agreement includes covenants regarding the continued service of our officers and directors, including the continued service of Mr. Athanasios Feidakis as Chief Executive Officer, which covenants would be breached if certain of our officers or directors resigned, died, were not reelected, or otherwise could not continue to serve the Company in such capacity. If one of those events occurred, the lender under this loan agreement could declare an event of default. Additionally, the acquisition of control of the Company by any person or group of persons acting in concert constitutes an event of default under the EnTrust Loan Facility, and a reduction in the equity interest held by our chairman Mr. George Feidakis below 40% of the voting securities or economic interest in the Company, other than due to actions taken by Mr. George Feidakis (such as sale of shares by such major shareholder), constitutes an event of default under the Firment Shipping Credit Facility.

The EnTrust Loan Facility contains a cross-default provision that may be triggered by a default under any financial indebtedness we may incur in an amount greater than $1,000,000. A cross-default provision means that a default on one loan could result in a default on all of our other loans. Because of the presence of this cross-default provision in such loan facility, the refusal of any one lender to grant or extend a relaxation or waiver could result in most of our indebtedness being accelerated even if our other lenders have relaxed or waived covenant defaults under their respective loan arrangements. Our Convertible Note also contains a cross-default provision that is triggered upon a material default or an event of default under the existing agreements which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, and our ability to conduct our business would be severely impaired.

Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

Our stock price has been volatile recently. The closing price of our common shares within 2019 has ranged from a peak of $8.54 on March 11, 2019 to a low of $0.96 on December 23, 2019, representing a decrease of 89%. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate. Our stock further declined in 2020 and was $0.49 on February 25, 2020. On March 6, 2020, we announced that we had received written notification from The Nasdaq Stock Market dated March 2, 2020, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until August 31, 2020. We intend to cure the deficiency within the prescribed grace period. During this time, our common stock will continue to be listed and trade on the Nasdaq Capital Market.

Our existing shareholders will be diluted each time our convertible note is converted into common shares.

Our convertible note is convertible into shares of our common stock at the election of its holder at a fixed price of $4.50, or if our common stock price is lower than $4.50 after June 7, 2019, a floating conversion price at a discount to the market price of our common stock.

A blocker provision limits the ability of the entire convertible note to be converted at once, but does not prohibit its holder from exercising a portion of the note, selling all of the common shares issued, and then further converting the note.

We have no control over whether the holder will exercise its right to convert its convertible note. We cannot predict the market price of our common stock at any future date, and therefore, cannot predict the applicable prices at which the convertible notes may be converted. For these reasons, we are unable to accurately forecast or predict with any certainty the total number of shares that may be issued under the convertible note. However, the number of shares of our common stock issuable upon conversion of the convertible note increases when the price of our common stock declines. There is a floor price in our convertible note, which is currently $1.00. Although it was originally agreed that the floor price would not adjust upon share splits, share dividends, share combinations, and similar transactions, we and the holder subsequently agreed that the floor price would adjust proportionately under these circumstances. The existence and potentially dilutive impact of the convertible note may prevent us from obtaining additional financing in the future on acceptable terms, or at all. Our current shareholders will be diluted when we issue shares of our common stock issuable upon conversion of the convertible note.

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

Sales or issuances (including by conversion of the convertible note or issuance of shares pursuant to the Firment Shipping Credit Facility) of substantial amounts of our common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our common shares. Such sales could also cause our stock price to be volatile and would cause our shareholders to be diluted (unless they purchased additional shares to maintain their ownership). Furthermore, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance would result in substantial dilution to our existing shareholders (unless they purchased additional shares to maintain their ownership) and could cause our stock price to decline.

If we are unable to deliver common shares free of restrictive legends where required, we must make whole any purchaser who loses money by purchasing common shares on the market to complete a trade.

Our convertible note and the purchase agreement relating thereto require us, within five full trading days of the exercise of the convertible note, to issue common shares, which, where called for therein, must be free of restrictive legends. If we are unable to deliver proof that the above has occurred when required and if a note holder or shareholder has traded the common shares that we have failed to deliver unlegended, penalty provisions of these documents require us to make whole the holder who loses money by purchasing shares on the common market to complete its trade or potentially paying cash to the person to cover his costs. Depending on our share price during this time and the number of shares to which the payments relate, we could be required to pay a substantial sum.

If we are unable to maintain the effectiveness of a resale registration statement for the shares into which our convertible note may convert, we will breach agreements and be subject to consequences.

The documentation relating to the issuance of the convertible note contains an agreement to file a registration statement and have it effective within 120 days of the issuance of the convertible note. We are currently in compliance with this requirement. But if for any reason we are unable to keep such a registration statement active and effective, we would be required to pay certain liquidated damages, and could be sued for breach of contract.

We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

We may finance future fleet expansion with additional secured indebtedness. While we may refinance amounts drawn under the EnTrust Loan Facility or secure new debt facilities with the net proceeds of future debt and equity offerings, we cannot assure you that we will be able to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to refinance the EnTrust Loan Facility or obtain new debt financing on terms acceptable to us, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under the EnTrust Loan Facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity.

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1 million and net income from continuing operations of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. In such event, Nasdaq rules permit us to appeal any delisting determination to a Nasdaq Hearings Panel. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares would breach a number of our credit facilities and loan arrangements, some of which contain cross default provisions. There could also be adverse tax consequences—please read “Item 10.E Taxation – United States Tax Considerations - United States Federal Income Taxation of United States Holders – Distributions” for further information. In calendar year 2019, the closing price of our common shares ranged from a peak of $8.54 on March 11, 2019 to a low of $0.96 on December 23, 2019. Our stock price further declined in 2020 to $0.49 on February 25, 2020.

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

On March 6, 2020, the Company received written notification from The Nasdaq Stock Market dated March 2, 2020, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until August 31, 2020. The Company intends to monitor the closing bid price of its common stock between now and August 31, 2020 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180- day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

Our business operations are not affected by the receipt of the notification.

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

Our strategy involves employing our vessels primarily on time charters generally with durations between three months and five years. As of December 31, 2019, two of our vessels were in drydock and the other three vessels were in ballast, meaning that they were travelling empty or partially empty to collect cargo. Although time charters with durations of one to five years may provide relatively steady streams of revenue, if our vessels were committed to such charters they may not be available for re-chartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The dry bulk market is volatile, and in the past charter rates have declined below operating costs of vessels and such is currently the case. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to cover our costs, operate our vessels profitably or to pay dividends, or all of them.

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

Our vessels are manned by masters, officers and crews (totaling 113 as of December 31, 2019). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2019 and 2018, the weighted average age of the vessels in our fleet was 11.8 and 10.8 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

We intend to continue to stabilize and then to try to grow our business through disciplined acquisitions of vessels that meet our selection criteria and newly built vessels if we can negotiate attractive purchase prices. Our future growth will primarily depend on:

»	locating and acquiring suitable vessels;

»	identifying and consummating acquisitions;

»	enhancing our customer base;

»	managing our expansion; and

»	obtaining required financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences. A shipyard could fail to deliver a new-building on time or at all because of:

»	work stoppages or other hostilities or political or economic disturbances that disrupt the operations of the shipyard;

»	quality or engineering problems;

»	bankruptcy or other financial crisis of the shipyard;

»	a backlog of orders at the shipyard;

»	weather interference or catastrophic events, such as major earthquakes or fires;

»	our requests for changes to the original vessel specifications or disputes with the shipyard;

»	shortages of or delays in the receipt of necessary construction materials, such as steel; or

»	shortages of or delays in the receipt of necessary equipment, such as main engines, electricity generators and propellers.

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

The tax residents of Greece who receive dividends from such shipowning or their holding companies are taxed at 10% on the dividends which they receive and which they import into Greece, not being liable to any other taxation for these, which include those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad.

We rely on our information systems to conduct our business.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers, cyber terrorists, and garden variety computer viruses. We rely on what we believe to be industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

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

If we are not in compliance with our loan covenants and received a notice of default and were unable to cure it under the terms of our loan covenants, we may be forbidden from issuing dividends. There can be no assurance that dividends will be paid to holders of our shares in any anticipated amounts and frequency at all. We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of this annual report on Form 20-F. The EnTrust Loan Facility prohibit our declaration and payment of dividends under some circumstances, as does our convertible note. Under the EnTrust Loan Facility we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under the EnTrust Loan Facility or where the payment of dividends would result in any such event or circumstance. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information. We may also enter into new financing or other agreements that may restrict our ability to pay dividends even without an event of default. In addition, we may pay dividends to the holders of our preferred shares prior to the holders of our common shares, depending on the terms of the preferred shares. Our Convertible Note also contains a cross-default provision that is triggered upon a material default or an event of default under an existing agreement which would or is likely to have a material adverse effect on the Company or any of its subsidiaries, individually or in the aggregate.

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

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

»	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

»	the level of our operating costs;

»	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

»	vessel acquisitions and related financings;

»	restrictions in the EnTrust Loan Facility and in any future debt arrangements;

»	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;

»	prevailing global and regional economic and political conditions;

»	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

»	our overall financial condition;

»	our cash requirements and availability;

»	the amount of cash reserves established by our board of directors; and

»	restrictions under Marshall Islands law.

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

Management may be unable to provide reports as to the effectiveness of our internal control over financial reporting or, when applicable, our independent registered public accounting firm may be unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting when required.

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

As of December 31, 2019 and December 31, 2018, the vessels in our current fleet had a weighted average age of 11.8 and 10.8 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2010. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

We depend upon a few significant customers for a large part of our revenues.

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2019, 2018 and 2017, we derived substantially all of our revenues from approximately 22, 24 and 22 customers, respectively, and approximately 50%, 48% and 44%, respectively, of our revenues during those years, were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

»	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

»	the customer terminates the charter because of our non-performance, including failure to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, serious deficiencies in the vessel, prolonged periods of off-hire or our default under the charter; or

»	the customer terminates the charter because the vessel has been subject to seizure for more than 30 days.

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

Multi Class Stock. Our multi-class stock structure, which consists of common shares, Class B shares, and preferred shares, can provide holders of our Class B shares or preferred shares a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, because our different classes of shares can have different numbers of votes. For instance, our articles of incorporation grant 20 votes to each Class B share, as compared to one vote per common share; although no Class B shares are currently issued and outstanding, any person who held Class B shares representing more than 4.762% of the Company’s total issued and outstanding shares could control a majority of the Company’s votes and would be able to exert substantial control over our management and all matters requiring shareholder approval, including electing directors and significant corporate transactions, such as a merger. Such holder’s interest could differ from yours, and the issuance of such shares could decrease the price of our common shares.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2019, 2018 and 2017 we incurred approximately 27%, 29% and 28%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

Increases in interest rates may cause the market price of our shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline. If LIBOR (or its successor) increases, then our payments pursuant to certain existing loans will increase. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or when LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow

LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. Because the interest rates borne by some of our outstanding loan facilities fluctuate with changes in LIBOR, it would affect the amount of interest payable on those debts, which, in turn, could have an adverse effect on our profitability, earnings and cash flow.

On July 27, 2017, the UK Financial Conduct Authority announced that it would phase-out LIBOR by the end of 2021. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with their cost-of-funds rate. Certain of our existing financing arrangements, provide for the use of replacement rates if LIBOR is discontinued. We are in the process of evaluating the impact of LIBOR discontinuation on us. While we cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, the interest payable on our debt could be subject to volatility and our lending costs could increase, which would have an adverse effect on our profitability, earnings and cash flow.

Our chairman of the board of directors beneficially owns a significant number of our total outstanding common shares and could control matters on which our shareholders are entitled to vote.

Mr. George Feidakis, the chairman of our board of directors, beneficially owns a significant number (but not a majority) of our outstanding common shares as of March 31, 2020. Please read “Item 7.A. Major Shareholders.” Until such time that we issue a significant number of securities (which could occur upon conversion of the convertible note) to persons other than Mr. George Feidakis or entities nor beneficially owned by Mr. George Feidakis, or Mr. George Feidakis sells all or a portion of his common shares, Mr. George Feidakis may be able to control the outcome of many matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Mr. George Feidakis may be different from your interests.

The public market may not continue to be active and liquid enough for you to resell our common shares in the future.

The price of our common shares may be volatile and may fluctuate due to factors such as:

»	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

»	mergers and strategic alliances in the dry bulk shipping industry;

»	market conditions in the dry bulk shipping industry;

»	changes in government regulation;

»	shortfalls in our operating results from levels forecast by securities analysts;

»	announcements concerning us or our competitors; and

»	the general state of the securities market.

Furthermore, Mr. George Feidakis, the chairman of our board of directors, beneficially owns a significant number (but not a majority) of our outstanding common shares. Please read “Item 7.A. Major Shareholders.” Where a substantial percentage of the shares of publicly traded companies are held by a small number of shareholders, the shares may have a lower trading volume than similarly-sized publicly traded companies. Until such time as we issue a significant number of securities (which could occur upon conversion of the convertible note) to persons other than Mr. George Feidakis or entities not beneficially owned by Mr. George Feidakis, or Mr. George Feidakis sells all or a portion of his common shares, we may have a lower trading volume than similarly-sized companies, which means shareholders who buy or sell relatively small amounts of our common shares could have a disproportionately large impact on our share price, either positively or negatively, and could thus make our share price more volatile than it otherwise would be. The dry bulk shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

We may have to pay tax on U.S. source shipping income.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under section 883 of the Code and the U.S. Treasury regulations promulgated thereunder, which we refer to as the Section 883 Exemption, or through the application of a comprehensive income tax treaty between the United States and the corporation’s country of residence. The eligibility of Globus Maritime and our subsidiaries to qualify for the Section 883 Exemption is determined each taxable year and is dependent on certain circumstances related to the ownership of our shares and on interpretations of existing U.S. Treasury regulations, each of which could change. We can therefore give no assurance that we will in fact be eligible to qualify for the Section 883 Exemption for all taxable years. In addition, changes to the Code, the U.S. Treasury regulations or the interpretation thereof by the U.S. Internal Revenue Service, or IRS, or the courts could adversely affect the ability of Globus Maritime and our subsidiaries to take advantage of the Section 883 Exemption.

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

On July 14, 2015, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action, or the JCPOA, which was intended to restrict significantly Iran’s ability to develop and produce nuclear weapons while simultaneously easing sanctions directed at non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, the United States joined the EU and the United Nations in lifting a significant number of sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its obligations under the JCPOA. However, in 2018, President Trump withdrew the United States from the JCPOA, resulting in the complete reimposition of U.S. sanctions. As of now, the EU and other parties to the JCPOA have not withdrawn, and the EU and United Nations sanctions that were lifted have not been reimposed.

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

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of corporations incorporated in or redomiciled into the Marshall Islands may differ from the rights of shareholders of corporations incorporated in the United States. While the BCA provides that it is to be applied and construed to make the laws of the Marshall Islands, for non-resident entities such as us, with respect of the subject matter of the BCA, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a more substantial body of case law in the corporate law area.

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions such as Malta, our operations may be subject to economic substance requirements.

On March 12, 2019, the Council of the European Union approved and published conclusions containing a list of “non-cooperative jurisdictions” for tax purposes in which the Republic of the Marshall Islands, among others, was placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council of the European Union on October 10, 2019 that the Marshall Islands had been removed from the list of non-cooperative tax jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Our management company is also a Marshall Islands entity and one of our subsidiaries is organized in Malta. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know: if the E.U. will add the Marshall Islands or Malta to the list of non-cooperative jurisdictions; how quickly the E.U. would react to any changes in legislation of the Marshall Islands or Malta; or how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

The market price of our common shares could decline due to sales of a large number of our securities in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also occur if our convertible note holder converts the convertible note and sells the resulting common shares. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares.

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

Our issuance of additional common shares (which will occur each time the convertible note holder converts its note), including Class B shares, or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;
•	the amount of cash available for dividends payable on our common shares may decrease;
•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our common shares may decline, and we could be forced to delist our shares from Nasdaq.

Furthermore, we may sell securities at less than the prevailing market price, and are obligated to do so pursuant to our convertible note under certain circumstances. Because we are a foreign private issuer, we are not bound by Nasdaq rules that require shareholder approval for certain issuances of our securities. We therefore can issue securities in such amounts and at such times as we feel appropriate, all without shareholder approval. See “Item 16G. Corporate Governance.”

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

Each of the above mentioned warrants was exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which had no such restriction in its warrants) could not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision, which we call the “Blocker Provision”, did not limit a warrant holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. The warrants that we sold in February and October 2017 each contained a provision whereby the relevant holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering the resale of the shares issuable thereunder is not effective. If for any reason we were unable to keep such a registration statement active, we would have been required to issue shares without receiving cash consideration.

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

Under the terms of the October 2017 warrant, the warrant holder may not exercise its warrant to the extent such exercise would cause the warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the October 2017 warrant which have not been exercised. This provision does not limit the warrant holder from acquiring up to 4.99% of our common shares, selling all of its common shares, and re-acquiring up to 4.99% of our common shares. This “Blocker Provision” is identical to the Blocker Provision contained in the warrants purchased in February 2017 (other than in the warrants granted to Silaner Investments Limited and Firment Trading Limited, which had no such provision). The October 2017 warrant was exercisable for 24 months after its issuance.

On October 15, 2018, we effected a ten-for-one reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares).

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity on April 1, 2021, as amended. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Drawdown Date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this agreement into common stock. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $2.80.

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note was scheduled to mature on March 13, 2020, the first anniversary of its issue, but its holder waived the Convertible Note’s maturity until March 13, 2021. The waiver also provides that the floor price by which the Convertible Note may be converted adjusts for share splits, share dividends, share combinations, and similar transactions. The Convertible Note was issued in a transaction exempt from registration under the Securities Act.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid at maturity unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. As of December 31, 2019, the amount outstanding with respect to the Convertible Note was $3,308,750, and the Company had issued 867,643 common shares pursuant to the note. For more information, please read “—Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

As of December 31, 2019, our issued and outstanding capital stock consisted of 5,227,159 common shares.

Our executive office is located at the office of Globus Shipmanagement Corp., which we refer to as our Manager, at 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece. Our telephone number is +30 210 960 8300. Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. and our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. We maintain our website at www.globusmaritime.gr. Information that is available on or accessed through our website does not constitute part of, and is not incorporated by reference into, this annual report on Form 20-F. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC at http://www.sec.gov.

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

In March 2016, as part of a settlement of the loan agreement between Kelty Marine Ltd. and Commerzbank, outstanding indebtedness of $15.65 million was released in exchange for $6.86 million of sale proceeds from the sale of the shares of Kelty Marine Ltd. (the owner of m/v Energy Globe) plus overdue interest of $40,708. The weighted average age of the vessels we owned as of December 31, 2016 was 8.8 years, and their carrying capacity was 300,571 dwt.

Our fleet is currently comprised of a total of five dry bulk vessels consisting of one Panamax and four Supramaxes. The weighted average age of the vessels we owned as of December 31, 2019 was 11.8 years, and their carrying capacity was 300,571 dwt.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the years 2019, 2018 and 2017 consisted of drydocking costs of $0.6 million, $2.1 million and $1.0 million, respectively.

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

Our operations are managed by our Attica, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which we refer to as our Manager, which provides in-house commercial and technical management for our vessels and provided consulting services for an affiliated ship-management company. Our Manager has entered into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services. In 2016 our Manager entered into a consultancy agreement with an affiliated ship-management company, where our Manager provided consulting services to the affiliated ship-management company. This agreement also terminated on January 31, 2017.

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

Employment of our Vessels

Our strategy is to employ our vessels on a mix of all types of charter contracts, including bareboat charters and time charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing spot market rates. We may, however, seek to employ a greater portion of our fleet on the spot market or on time charters with longer durations, should we believe it to be in our best interests. In addition, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During the 2019 year, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own are eliminated upon consolidation of our accounts.

In June 2016, our Manager entered into a consultancy agreement with an affiliated ship-management company and received a $1,000 per day fee for these services. The agreement was terminated on January 31, 2017. These fees were not eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2019, we paid commissions ranging from 5% to 6.25% relevant to each time charter agreement then in effect.

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

The process for obtaining longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, longer term shipping contracts may be awarded based upon a variety of other factors relating to the vessel operator, including:

»	environmental, health and safety record;

»	compliance with regulatory industry standards;

»	reputation for customer service, technical and operating expertise;

»	shipping experience and quality of vessel operations, including cost-effectiveness;

»	quality, experience and technical capability of crews;

»	the ability to finance vessels at competitive rates and overall financial stability;

»	environmental, social, and governance criteria;

»	relationships with shipyards and the ability to obtain suitable berths;

»	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

»	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

»	competitiveness of the bid in terms of overall price.

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

»      Handysize.  Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

»      Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily iron ore, coal, grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk vessels are vessels between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk vessels. Hence, the earnings potential of a Supramax dry bulk vessel, when compared to a conventional Handymax vessel of 45,000 dwt, is greater.

»      Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. The term “Panamax” refers to vessels that were able to pass through the Panama Canal before the Panama Canal was expanded in June 2016 (to allow vessels of up to 120,000 dwt). Panamax vessels are more versatile than larger vessels.

»      Kamsarmax. Kamsarmax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draught and a 229 meter length overall restriction, but no beam restriction.

»      Capesize. Capesize vessels have carrying capacities of between 110,000 and 199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

»      VLOC. Very large ore carriers are in excess of 200,000 dwt. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2018. In 2019 the BDI was volatile and ranged from 595 on February 11, 2019 to as high as 2,518 on September 3, 2019. The BDI had a decreasing trend during the first three months of 2020 reaching as low as 411 on February 10, 2020.

Vessel Prices

New-building vessel prices generally fell as part of the sudden and steep decline in freight rates after August 2008, and have continued to gradually decline.

In broad terms, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. As with newbuild prices, secondhand vessel values have continued to gradually decline since August 2008.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2019 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2019, our vessels did not call on any port call in Iran.

Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

January 16, 2016 was “implementation day” under the Joint Comprehensive Plan of Action (“JCPOA”) among the P5+1 (China, France, Germany, Russia, the United Kingdom, and the United States), the E.U., and Iran to ensure that Iran’s nuclear program will be exclusively peaceful, and the United States and the E.U. lifted nuclear-related sanctions on Iran. However, in 2018, President Trump withdrew the United States from the JCPOA, resulting in the complete reimposition of U.S. sanctions. As of now, the EU and other parties to the JCPOA have not withdrawn, and the EU and United Nations sanctions that were lifted have not been reimposed. We intend to continue to charter our vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, so long as the activities continue to be permissible and not sanctionable under applicable U.S. and E.U. and other applicable laws (including U.S. “secondary sanctions”).

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

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

»	Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

»	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

»	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

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

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	January 2021	December 2022	Class NK
m/v Sky Globe	January 2023	November 2024	Class NK
m/v Star Globe	May 2020	May 2020	DNV GL
m/v Moon Globe	August 2020	November 2020	Class NK
m/v Sun Globe	August 2022	August 2022	Bureau Veritas

Following an incident or a scheduled survey, if any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits.

Risk Management and Insurance

General

The operation of any cargo vessel embraces a wide variety of risks, including the following:

»	mechanical failure or damage, for example by reason of the seizure of a main engine crankshaft;

»	cargo loss, for example arising from hull damage;

»	personal injury, for example arising from collision or piracy;

»	losses due to piracy, terrorist or war-like action between countries;

»	environmental damage, for example arising from marine disasters such as oil spills and other environmental mishaps;

»	physical damage to the vessel, for example by reason of collision;

»	damage to other property, for example by reason of cargo damage or oil pollution; and

»	business interruption, for example arising from strikes and political or regulatory change.

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

The following is a non-exhaustive overview of certain material conventions, laws and regulations that affect our business and the operation of our vessels. It is not a comprehensive summary of all the conventions, laws and regulations to which we are subject.

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

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil with a lower cap on the sulphur content applicable inside special areas, the “Emission Control Areas” or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the US Caribbean Sea area. The global cap on the sulphur content of fuel oil was reduced to 0.5% as of January 1, 2020, regardless of whether a ship is operating outside a designated ECA. From January 1, 2015 the cap on the sulphur content of fuel oil for vessels operating in ECAs has been 0.1%. Annex VI also provides for progressive reductions in NOx emissions from marine diesel engines installed in vessels. Limiting NOx emissions is set on a three tier reduction, the final tier (“Tier III”) applying to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the US Caribbean Sea ECA. The Tier III requirements would also apply to engines of vessels operating in other ECAs as may be designated in the future by the IMO’s Marine Environment Protection Committee (or MEPC) for Tier III NOx control. In October 2016, the MEPC approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions. These two new NOx ECAs and the related amendments to Annex VI were adopted by IMO’s MEPC in 2017 and the two new ECAs and the related amendments (with some exceptions) entered into effect on January 1, 2019. The Tier III requirements do not apply to engines installed on vessels constructed prior to January 1, 2021, if they are of less than 500 gross tons, of 24 meters or over in length, and have been designed and used solely for recreational purposes. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. On December 12, 2015 the Paris Agreement was adopted by 195 countries. The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to well below 2˚ Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping. The Paris Agreement has been ratified by a large number of countries and entered into force on November 4, 2016. On November 4, 2019, the United States began the process of withdrawing from the Paris Agreement.

In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016 the MEPC adopted updated guidelines for the calculation of the Energy-Efficiency Design Index. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption data and to report the aggregated data to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. In April 2018, the MEPC adopted an initial strategy on the reduction of greenhouse gas emissions from ships , which envisages a reduction in total greenhouse gas emissions from international shipping by at least 50% by 2050 compared to 2008.

The EU adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of carbon dioxide emissions from vessels (or the MRV Regulation), which was published in the Official Journal on May 19, 2015 and entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, such as, amongst others, warships and fish catching or fish processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU continues to consider proposals for the inclusion of shipping in the EU Emissions Trading System in the absence of a comparable system operating under the IMO. Individual EU Member States may impose additional requirements. In the United States, the U.S. Environmental Protection Agency, or EPA, issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business through increased compliance costs or additional operational restrictions that we cannot predict with certainty at this time.

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

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention, which entered into force on September 8, 2017, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of vessels’ ballast water and sediments. The BWM Convention’s implementing regulations require vessels to conduct ballast water management in accordance with the standards set out in the convention, which include performance of ballast water exchange in accordance with the requirements set out in the relevant regulation and the gradual phasing in of a ballast water performance standard which requires ballast water treatment and the installation of ballast water treatment systems on board the vessels. Under the BWM Convention, vessels are required to implement a Ballast Water and Sediments Management Plan, carry a Ballast Water Record Book and an International Ballast Water Management Certificate. Pursuant to the BWM Convention amendments that entered into force in October 2019, ballast water management systems (“BWMSs”) installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The U.S. Coast Guard has approved a number of BWMS.

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

The EU has also adopted legislation requiring the use of low sulphur fuel. Under Council Directive 1999/32/EC as subsequently amended, from January 1, 2015, vessels have been required to burn fuel with a sulphur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones falling within sulphur oxide (SOx) Emission Control Areas (or SECAs), such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with MARPOL Annex VI. Directive 1999/32/EC was repealed and codified by 2016/802/EU to align with the revised Annex VI.

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

The EU has also adopted Regulation (EU) No 1257/2013 which lays down rules in relation to ship recycling and management of hazardous materials on vessels. The Regulation lays down requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities which meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also lays down rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Recycling Convention. It applies to vessels flying the flag of a Member State and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation generally entered into force on December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to the Regulation, the EU Commission publishes from time to time a European List of approved ship recycling facilities meeting the requirements of the Regulation. On January 22, 2020 the EU Commission published an implementing decision which included an updated version of the European List.

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

The IMO, the EU and other regulatory authorities continue to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO, the EU and/or other regulatory authorities and what effect, if any, such regulations may have on our operations.

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

The OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $997,100 per non-tank vessel (subject to possible adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The EPA enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA had designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and included limits applicable to specific discharge streams, such as deck runoff, bilge water and gray water. The VGP was effective December 18, 2018.

The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018, and establishes a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for incidental discharges, and requires the U.S. Coast Guard to develop regulations within two years of the EPA’s promulgation of standards. Under VIDA, all provisions of the Vessel General Permit remain in force and effect as currently written until the U.S. Coast Guard regulations are published.

Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

»	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

»	on-board installation of ship security alert systems;

»	the development of vessel security plans; and

»	compliance with flag state security certification requirements.

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

The Maritime Labour Convention

The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers and to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The Convention was ratified on August 20, 2012, and all our vessels have been certified, as required. The MLC 2006 requirements have not had a material effect on our operations.

C.  Organizational Structure

Globus Maritime Limited is a holding company. As of the date of this annual report, Globus wholly owns six operational subsidiaries, five of which are Marshall Islands corporations and one of which is incorporated in Malta. Five of our operational subsidiaries each own one vessel and our sixth operational subsidiary, our Manager, provides the technical and day-to-day commercial management of our fleet and also previously provided consultancy services to an affiliated ship-management company. Our Manager maintains ship management agreements with each of our vessel-owning subsidiaries.

D.  Property, Plants and Equipment

In August 2006, our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a related party to us. Rental expense was €14,578 per month until December 31, 2015. The rental agreement provided for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract ran for nine years and could have been terminated by us with six months’ notice, and terminated at the end of 2015. In 2016 we renewed the rental agreement at a monthly rate of €10,360 ($11,900) with a lease period ending January 2, 2025. We do not presently own any real estate. As of December 31, 2019, we owed Cyberonica approximately $91,000 of back rent.

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

In July 2015, we sold m/v Tiara Globe, a 1998-built Panamax.

In March 2016, we reached a settlement agreement with Commerzbank relating to the loan agreement between Kelty Marine Ltd. and Commerzbank. Commerzbank agreed to settle the outstanding indebtedness of $15.65 million in return for the sale of the shares of Kelty Marine Ltd. for $6.86 million plus overdue interest of $40,708, to an unrelated third party.

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

We conducted a private placement on February 8, 2017, in which we issued, for gross proceeds of $5 million, an aggregate of 5 million common shares and warrants to purchase 25 million common shares at a price of $1.60 per share (subject to adjustment; these figures do not reflect a 10-1 reverse stock split which occurred in October 2018), in a private placement to a group of private investors. The Company has used the proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt. In connection with the February, 2017 private placement, we terminated an aggregate of $20 million of the outstanding principal and interest of the Firment Credit Facility and the Silaner Credit Facility in exchange for issuing 20 million shares and warrants exercisable for 7,380,017 common shares at a price of $1.60 per share (subject to adjustment; these figures do not reflect a 10-1 reverse stock split which occurred in October 2018) to nominees of the lenders. In each instance, the outstanding amounts were paid in their entirety subsequent to the close of the February 2017 private placement, but the Facilities remained available to the Company. Both lenders are related parties to the Company.

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

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity on April 1, 2021, as amended. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this agreement into common stock. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $2.80.

On April 23, 2019, the Company converted the outstanding principal amount of $3.1 million plus the accrued interest of approximately $0.1 million with a conversion price of $2.80 per share and issued 1,132,191 new common shares on behalf of Firment Shipping Inc. in accordance with the provisions of the Firment Shipping Credit Facility. This conversion resulted in a gain of approximately $0.1 million. As of December 31, 2019, there was an amount of $11.1 million available to be drawn under the Firment Shipping Credit Facility.

In December 2018, through our wholly owned subsidiaries, Artful Shipholding S.A. (“Artful”) and Longevity Maritime Limited (“Longevity”), we entered into a loan agreement with Macquarie Bank International Limited, which we refer to as our Macquarie Loan Agreement, for an amount up to $13.5 million and used funds borrowed thereunder to refinance part of the repayment of the then existing loan agreement with DVB, which we refer to as the DVB Loan Agreement, for the m/v Moon Globe and m/v Sun Globe. Globus guaranteed this loan.

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note was scheduled to mature on March 13, 2020, the first anniversary of its issue, but its holder waived the Convertible Note’s maturity until March 13, 2021. The waiver also provides that the floor price by which the Convertible Note may be converted adjusts for share splits, share dividends, share combinations, and similar transactions. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Convertible Note provides for interest to accrue at 10% annually and paid at maturity, unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. The following summaries of the conversion and redemption provisions of the Convertible Note are qualified in their entirety to the terms of the Convertible Note itself:

•	The Convertible Note may be converted, in whole or in part, into the Company’s common stock at any time by its holder, in which case all principal, interest, and other amounts owed pursuant to the Convertible Note shall convert at a price per share which differs based upon the performance of the Company’s stock price. The price per share for conversion purposes is the lowest of (a) the Conversion Price and (b) the highest of (i) $1.00 (the “Floor Price”) and (ii) 87.5% of the average of the high and low bid price from any day chosen by the holder during the ten (10) consecutive trading day period ending on and including the trading day immediately prior to the applicable conversion date (the “Alternate Conversion Price”) regardless of the subsequent stock price.
•	The Convertible Note may be redeemed, in whole or in part, by request of its holder upon:
o	(a) an Event of Default (as defined within the Convertible Note), in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note, and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 4(b) of the Convertible Note);
o	(b) a Change in Control (as defined within the Convertible Note) of the Company, in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 5(c) of the Convertible Note); or
o	(c) any time after an uninterrupted ten Trading Day period in which the common shares trade below the Floor Price, in exchange for 100% of all amounts owed under the Convertible Note.
•	The Convertible Note may be redeemed, in whole or in part, at any time by the Company. If the Company elects to redeem the Convertible Note, the Company shall immediately be obligated to pay the holder the greater of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 8(a) of the Convertible Note). If the Company elects to redeem the Convertible Note, the Company (as a procedural matter) must first provide the holder notice, which could allow the holder to convert prior to payment by the Company of the redemption amount.
•	If any portion of the Convertible Note is not redeemed or converted prior to its maturity date, on the maturity date, the Company shall pay all outstanding principal in cash and may elect whether to pay the interest (and any other amounts owed) in cash or shares of the Company’s common stock. If interest is paid in common stock, the Alternate Conversion Price per share shall apply.

The Convertible Note includes anti-dilution protections to its holder. The Convertible Note initially contained a Floor Price of $2.25 and allowed the Company, with the holder’s consent, to reduce the Floor Price or the then current conversion price, as to any amount and for any period of time deemed appropriate by the Company’s board of directors, but to a price no less than $1.00 per share, which subsequently was so reduced to $1.00. Although it was originally agreed that the floor price would not adjust upon share splits, share dividends, share combinations, and similar transactions, we and the holder subsequently agreed that the floor price would adjust proportionately under these circumstances.

Under the terms of the Convertible Note, the Company may not issue shares to the extent such issuance would cause the Holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such issuance, excluding for purposes of such determination common shares issuable upon subsequent conversion of principal or interest on the Convertible Note. This provision does not limit a Holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and immediately thereafter re-acquiring up to 4.99% of our common shares. The Convertible Note further entitles its holder to any options, convertible securities or rights to purchase shares, warrants, securities or other property if the Company should issue such pro rata to all or substantially all of the record holders of any class of common shares, in each instance as though the Convertible Note had converted in full at the Alternate Conversion Price and as though the aforementioned limitation on conversion and issuance did not exist.

The Company also signed a registration rights agreement with the private investor pursuant to which we agreed to register for resale the shares that could be issued pursuant to the Convertible Note, and subsequently filed a registration statement registering the resale of the maximum number of common shares issuable pursuant to the Convertible Note, including payment of interest on the notes through its maturity date, determined as if the Convertible Note (including interest) was converted in full at the lowest price at which the note may convert pursuant to its terms. The registration rights agreement contains liquidated damages if we are unable to register for resale the shares into which the convertible note may convert, and maintain such registration. The Convertible Note was scheduled to mature on March 13, 2020, the first anniversary of its issue, but its holder waived the Convertible Note’s maturity until March 13, 2021.

During the year ended December 31, 2019 the total of approximately $1.8 million (principal plus interest) was converted and a total of 867,643 common shares were issued. As of December 31, 2019, the amount outstanding with respect to the Convertible Note was approximately $3.3 million. Further to the conversion clause included in the Convertible Note, up to March 2020 a total amount of approximately $1.2 million (principal and accrued interest), was converted at a conversion price of $1.00 per share and a total number of 1,167,767 new common shares were issued in name of the holder of the Convertible Note.

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

The average number of vessels in our fleet for the years ended December 31, 2019, 2018 and 2017 was 5.0.

Our operations are managed by our Attica, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., our Manager, who provides in-house commercial and technical management services to our vessels and consultancy services to an affiliated ship-management company. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide such services and previously entered into a consultancy agreement with an affiliated ship-management company, which agreement terminated.

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

If we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

»	obtain the charterer’s consent to us as the new owner;

»	obtain the charterer’s consent to a new technical manager;

»	in some cases, obtain the charterer’s consent to a new flag for the vessel;

»	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

»	replace all hired equipment on board, such as gas cylinders and communication equipment;

»	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

»	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

»	implement a new planned maintenance program for the vessel; and

»	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

»	employment and operation of our dry bulk vessels and management of a vessel owned by a third party; and
»	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our dry bulk vessels.

The employment and operation of our vessels and the vessel we manage require the following main components:

»	vessel maintenance and repair;

»	crew selection and training;

»	vessel spares and stores supply;

»	contingency response planning;

»	onboard safety procedures auditing;

»	accounting;

»	vessel insurance arrangement;

»	vessel chartering;

»	vessel security training and security response plans (ISPS);

»	obtaining ISM certification and audit for each vessel within the six months of taking over a vessel;

»	vessel hire management;

»	vessel surveying; and

»	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

»	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

»	management of our accounting system and records and financial reporting;

»	administration of the legal and regulatory requirements affecting our business and assets; and

»	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

»	rates and periods of hire;

»	levels of vessel operating expenses, including repairs and drydocking;

»	purchase and sale of vessels;

»	management fees for any third party ships that we manage;

»	depreciation expenses;

»	financing costs; and
»	fluctuations in foreign exchange rates.

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

Spot charters can be spot voyage charters or spot time charters. Spot voyage charters involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot voyage charter, the vessel owner is responsible for the payment of all expenses including capital costs, voyage expenses, such as port, canal and bunker costs. A spot time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. Under spot time charters, the charterer pays the voyage expenses.

Voyage revenues and management & consulting fee income

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily hire rates that our vessels earn under charters or on the spot market, which, in turn, are affected by a number of factors, including:

»	the duration of our charters;

»	the number of days our vessels are hired to operate on the spot market;

»	our decisions relating to vessel acquisitions and disposals;

»	the amount of time that we spend positioning our vessels for employment;

»	the amount of time that our vessels spend in drydocking undergoing repairs;

»	maintenance and upgrade work;

»	the age, condition and specifications of our vessels;

»	levels of supply and demand in the dry bulk shipping industry; and

»	other factors affecting spot market charter rates for dry bulk vessels.

In 2019, our voyage revenues decreased when compared to 2018, mainly due to lower daily time charter and spot rates earned on average from our vessels on a year over year basis. Our voyage revenues in 2018 and 2017 increased compared to their respective prior year mainly due to greater daily time charter and spot rates earned on average from our vessels on a year over year basis.

In January 2017, we provided consultancy services to an affiliated ship-management company, something we did not do in 2018 or 2019.

Employment of our Vessels

As of the date of this annual report on Form 20-F, we employed our vessels as follows:

»	m/v Star Globe – seeking for next employment.

»	m/v River Globe – on a time charter that began in March 2020 and is expected to expire in April 2020, at a gross rate of $4,300 per day.

»	m/v Sky Globe – on a time charter that began in March 2020 and is expected to expire in April 2020, at a gross rate of $10,250 per day.

»	m/v Moon Globe – seeking for next employment.

»	m/v Sun Globe – on a time charter that began in March 2020 and is expected to expire in April 2020, at a gross rate of $10,000 per day.

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

For the year ended December 31, 2019, commissions amounted to $0.2 million. For the year ended December 31, 2018, commissions amounted to $0.3 million, and for the year ended December 31, 2017, commissions amounted to $0.2 million.

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

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the third quarter of 2017, we adjusted the scrap rate from $200/ton to $250/ton due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $86,000 included in the consolidated statement of comprehensive (loss)/income for 2017. During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $178,000 of the depreciation charge included in the consolidated statement of comprehensive loss for 2018. For the year 2019, we maintained the scrap rate at the same level of $300/ton.

We do not expect these assumptions to change significantly in the near future. We expect that these charges will increase if we acquire additional vessels.

Depreciation of Drydocking Costs

Approximately every 2.5 years, our vessels are required to be taken out of service and removed from water (known as “drydocking”) for major repairs and maintenance that cannot be performed while the vessels are operating. The costs associated with the drydockings are capitalized and depreciated on a straight-line basis over the period between drydockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, we estimate the component of the cost that corresponds to the economic benefit to be derived until the first scheduled drydocking of the vessel under our ownership and this component is depreciated on a straight-line basis over the remaining period through the estimated drydocking date. We expect that drydocking costs will increase as our vessels age and if we acquire additional vessels.

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

Administrative Expenses Payable to Related Parties

Our administrative expenses payable to related parties include cash remuneration of our executive officers and directors.

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

Impairment Loss

We assess at each reporting date whether there is an indication that a vessel that we own may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive (loss)/income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive (loss)/income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. As of December 31, 2019, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of approximately $29.9 million.

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

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements, including the loan agreement between Kelty Marine Ltd. and Commerzbank (prior to its termination), the DVB Loan Agreement (prior to its termination), our loan agreement with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG), which we refer to as the Hamburg Commercial Loan Agreement (prior to its termination), the Macquarie Loan Agreement (prior to its termination), the Firment Credit Facility (prior to its termination), the Silaner Credit Facility (prior to its termination), the Firment Shipping Credit Facility that we entered into in November 2018, the Convertible Note that we entered in March 2019 and the EnTrust Loan Facility that we entered in June 2019. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2019, 2018 and 2017, we had $41.1 million, $37.9 million and $41.7 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt as well as our available but undrawn credit facilities, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

»	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

»	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

»	Operating days. Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels generate revenues.

»	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys.

»	Average number of vessels. We measure average number of vessels by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

»	TCE rates. We define TCE rates as our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, average number of vessels and fleet utilization for the periods indicated.

	Year Ended December 31,
	2019	2018	2017	2016	2015
Ownership days	1,825	1,825	1,825	1,908	2,380
Available days	1,788	1,755	1,787	1,885	2,336
Operating days	1,756	1,723	1,745	1,830	2,252
Bareboat charter days	—	—	—	—	22
Fleet utilization	98.2%	98.2%	97.6%	97.1%	96.4%
Average number of vessels	5.0	5.0	5.0	5.2	6.5
Daily time charter equivalent (TCE) rate*	$7,564	$9,213	$6,993	$3,962	$4,333

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
	2019	2018	2017	2016	2015

Voyage revenues	15,623	17,354	13,852	8,423	12,252
Less: Voyage expenses	2,098	1,188	1,352	954	1,921
Less: bareboat charter net revenue	—	—	—	—	304
Net revenue excluding bareboat charter net revenue	13,525	16,166	12,500	7,469	10,027
Available days net of bareboat charter days	1,788	1,755	1,787	1,885	2,314
Daily TCE rate*	7,564	9,213	6,993	3,962	4,333

*Amounts subject to rounding.

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2019 compared to the year ended December 31, 2018 and for the year ended December 31, 2018 compared to the year ended December 31, 2017. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2019 compared to the year ended December 31, 2018

As of December 31, 2019 and 2018, our fleet consisted of five dry bulk vessels (four Supramaxes and one Panamax) with an aggregate carrying capacity of 300,571 dwt. During the years ended December 31, 2019 and 2018 we had an average of 5.0 dry bulk vessels in our fleet.

During the year ended December 31, 2019, we had an operating loss of $33.6 million, while during the year ended December 31, 2018, we had an operating loss of $1.4 million.

Voyage revenues. Voyage revenues decreased by $1.8 million, or 10%, to $15.6 million in 2019, compared to $17.4 million in 2018. The decrease is primarily attributable to a decrease in average TCE rates. In 2019, we had total operating days of 1,756 and fleet utilization of 98.2%, compared to 1,723 operating days and a fleet utilization of 98.2% in 2018. The foregoing fleet utilization percentage are based upon the available days of each vessel, being the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. We also had 1,825 ownership days both in 2019 and 2018.

Voyage expenses. Voyage expenses increased by $0.9 million, or 75%, to $2.1 million in 2019, compared to $1.2 million in 2018. The increase is mainly attributed to the increase in bunkers expenses.

Vessel operating expenses. Vessel operating expenses decreased by $1 million, or 10%, to $8.9 million in 2019, compared to $9.9 million in 2018. The breakdown of our operating expenses for the year 2019 was as follows:

Crew expenses	53%
Repairs and spares	21%
Insurance	7%
Stores	9%
Lubricants	6%
Other	4%

The decrease is mainly attributed to the decrease of the daily operating expenses of the vessels. Daily vessel operating expenses were $4,867 in 2019 compared to $5,438 in 2018, representing a decrease of 11%. The decrease is mainly attributed to our continuing efforts to keep our operating expenses low.

Depreciation of dry-docking costs. Depreciation of dry-docking costs increased by $0.5 million, or 42%, to $1.7 million in 2019, compared to $1.2 million in 2018. This is due to the increased cost of dry-dockings that 3 of our vessels underwent during 2018 and subsequently resulted to a higher depreciation charge in 2019.

Administrative expenses payable to related parties. Administrative expenses payable to related parties decreased by $157,000, or 30%, to $371,000 in 2019 compared to $528,000 in 2018. This is attributed to the adoption of IFRS 16 as of January 1, 2019. Due to the adoption of IFRS 16, we identified the rental agreement with Cyberonica S.A., a related party to the Company, to give rise to a right of use asset and a corresponding liability. The depreciation charge for right-of-use asset for the year ended December 31, 2019, was approximately $112,000 and the interest expense on lease liabilities for the same period was approximately $51,000 and recognised in the income statement component of the consolidated statement of comprehensive loss under depreciation and interest expense and finance costs, respectively.

Administrative expenses. Administrative expenses increased by $200,000 or 14% to $1.6 million in 2019 from $1.4 million in 2018 mainly due to the increase of consulting fees by approximately $223,000, from approximately $234,000 in 2018 to approximately $457,000 in 2019.

Share-based payments. Share-based payments for 2019 and 2018 amounted to $40,000.

Impairment Loss. As of December 31, 2019, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $29.9 million. As of December 31, 2018, no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts.

Interest expense and finance costs. Interest expense and finance costs increased by $2.6 million, or 124%, to $4.7 million in 2019, compared to $2.1 million in 2018. This increase is mainly attributed to the higher weighted average interest rate in 2019 compared to 2018, the prepayment fees and the write off of unamortized loan fees for the early termination of Macquarie Loan Agreement. Our weighted average interest rate for 2019 was 8.66% compared to 4.97% during 2018. Total borrowings outstanding as of December 31, 2019 amounted to $41.1million compared to $37.9 million as of December 31, 2018. All of our credit and loan facilities are denominated in U.S. dollars.

Gain / (Loss) on derivative financial instruments. The gain on the derivative financial instruments is mainly attributed to the valuation of the “Convertible Note”. As per the conversion clause included in this agreement, we have recognized it as a hybrid instrument which includes an embedded derivative. This hybrid instrument was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. As of December 31, 2019 we recognized a gain on this derivative financial instrument amounting to $1.8 million.

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

Voyage expenses. Voyage expenses decreased by $200,000, or 14%, to $1.2 million in 2018, compared to $1.4 million in 2017. The decrease is mainly attributed to the decrease in bunkers expenses.

Vessel operating expenses. Vessel operating expenses increased by $800,000, or 9%, to $9.9 million in 2018, compared to $9.1 million in 2017. The breakdown of our operating expenses for the year 2018 was as follows:

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

Depreciation. Depreciation decreased by $300,000, or 6%, to $4.6 million in 2018, compared to $4.9 million in 2017 due to the increase of the scrap rate from $250/ton to $300/ton during the first quarter of 2018 due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $178,000.

Administrative expenses payable to related parties. Administrative expenses payable to related parties increased by $14,000, or 3%, to $528,000 in 2018 compared to $514,000 in 2017. This was attributed mainly to unfavorable exchange rates.

Administrative expenses. Administrative expenses increased by $200,000 or 17% to $1.4 million in 2018 from $1.2 million in 2017 mainly due to the increase in personnel expenses by $200,000, from $600,000 in 2017 to $800,000 in 2018.

Share-based payments. Share-based payments for 2018 and 2017 amounted to $40,000.

Interest expense and finance costs. Interest expense and finance costs decreased by $100,000, or 5%, to $2.1 million in 2018, compared to $2.2 million in 2017. Our weighted average interest rate for 2018 was 4.97% compared to 3.8% during 2017. Total borrowings outstanding as of December 31, 2018 amounted to $37.9 million compared to $41.7 million as of December 31, 2017. All of our credit and loan facilities are denominated in U.S. dollars.

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

Our ability to continue as a going concern

When assessing our ability to continue as a going concern, our management must make judgments and estimates about various aspects of our business, including the following:

»	plans to raise new funds, restructure our debt and reorganize our capital structure;

»	the timing and amount of cash flows from operating activities;

»	the marketability of assets to be disposed of and the timing and amount of related cash proceeds to be used to repay our indebtedness;

»	plans to reduce and delay our expenditures;

»	our ability to comply with the various debt covenants; and

»	the present and future regulatory, business, credit and competitive environment in which we operate.

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

As of December 31, 2019, we were in compliance with the loan covenants.

As of December 31, 2019, we reported a working capital deficit of $3.2 million and accumulated deficit of $135.6 million.

The current low charter rates for drybulk vessels as a result of the coronavirus outbreak and its effects on world trade and financial markets have been adversely affecting us. Our cash flow projections indicated that cash on hand and cash to be generated by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these consolidated financial statements and we might not be able to meet the minimum liquidity requirements included in the loan agreement with EnTrust at certain measurement dates falling due within the 12 month period from the issuance of these financial statements.

The above conditions raise substantial doubt about our ability to continue as a going concern. We are exploring several alternatives aiming to manage our working capital requirements and other commitments, including drawdown of additional funds available of $11.1 million under the facility with Firment Shipping Inc, raising additional debt and discussions with other financial institutions and private funds to provide us with refinancing for our existing loans. We expect that the lenders will not demand payment in full of our loans before their maturity, provided that we pay scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. With respect to the Convertible Note that matures during March 2021, we anticipate that it will be converted to equity and no cash will be required for its repayment. As of December 31, 2019, the balance of the Convertible Note was approximately $3.6 million, principal and accrued interest. Within the first quarter of 2020, an amount of approximately $1.17 million, principal and accrued interest, has already been converted to equity. We plan to settle loan interest and scheduled loan repayments with cash on hand and cash that we expect to generate from our operations and from financing activities. If for any reason we are unable to continue as a going concern, this could have an impact on our ability to realize our assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in these consolidated financial statements.

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

Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. For the discount factor, we applied the Weighted Average Cost of Capital rate that was calculated to be 9.42% as at December 31, 2019. The projected net discounted future cash flows for the first year were determined by considering an estimate daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e., Forward Freight Agreements) time charter rate for the remaining year of 2020 for each type of vessel. For the remaining useful life of the vessels, we used the historical ten-year blended average one-year time charter rates substituting for the year 2016 that was considered as extreme value, with the year 2009. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual increase rate of approximately 1% based on the historical trend deriving from actual results for the Company’s vessels since their delivery under Company’s technical management. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight tonnage of more than 50,000 and 70,000, respectively) and they covered at least one full business cycle. Effective fleet utilization was assumed at 87% and 90% (including ballast days) for the Supramaxes and the Panamaxes, respectively, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

In addition, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA for the remaining year of 2020, which is applied in our model for the first year which is not fixed, approximates historical low levels and fully reflects the conceivable downside scenario.

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

For the year ended December 31, 2019 we recognized an impairment loss of $29.9 million for the vessels of our fleet.

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

During the years ended December 31, 2018 and 2017, we did not recognize an impairment loss.

Although we believe that the assumptions used to evaluate impairment are reasonable and appropriate, these assumptions are highly subjective and we are not able to estimate the variability between the assumptions used and actual results that is reasonably likely to result in the future.

As of December 31, 2019 and 2018 we owned and operated a fleet of five vessels, with an aggregate carrying value of $48.2 and $83.8 million, respectively.

A vessel-by-vessel carrying value summary as of December 31, 2019 and 2018 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2019 (in millions of U.S. Dollars)		Carrying Value as of December 31, 2018 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	7.7		15.8	*
m/v Sky Globe	56,855	2009	May 2010	32.8	9.0		17.9	*
m/v Star Globe	56,867	2010	May 2010	32.8	9.4		18.2	*
m/v Sun Globe	58,790	2007	September 2011	30.3	11.2		16.9	*
m/v Moon Globe	74,432	2005	June 2011	31.4	10.9	*	15.0	*

					48.2		83.8

* Indicates vessels which we believe, as of December 31, 2019 and 2018, may have fair values below their carrying values. As of December 31, 2019 and 2018, we believe that the aggregate carrying value of these five vessels exceeded their market value by $2.9 and $27.5 million, respectively.

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

Vessels Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. During the third quarter of 2017, we adjusted the scrap rate from $200/ton to $250/ton due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $86,000 included in the consolidated statement of comprehensive (loss)/income for 2017. During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $178,000 of the depreciation charge included in the consolidated statement of comprehensive (loss)/income for 2018. For the year ended December 31, 2019 we maintained the same scrap rate of $300/ton.

Drydocking costs: Approximately every 2.5 years, our vessels are required to be taken out of service and removed from water (known as “drydocking”) for major repairs and maintenance that cannot be performed while the vessels are operating. The costs associated with the drydockings are capitalized and depreciated on a straight-line basis over the period between drydockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled drydocking of the vessel under our ownership and this component is depreciated on a straight-line basis over the remaining period through the estimated drydocking date. Costs capitalized are limited to actual costs incurred, such as shipyard rent, paints and related works and surveyor fees in relation to obtaining the class certification. If a drydocking is performed prior to the scheduled date, the remaining unamortized balances of previous drydockings are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

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

B.  Liquidity and Capital Resources

As of December 31, 2019, we had $2.4 million in “restricted cash”. In addition we had an amount of $11.1 million available to be drawn under a Revolving Credit Facility dated November 21, 2018 with Firment Shipping Inc. as lender (the “Firment Shipping Credit Facility”).

As of December 31, 2019, we had an aggregate debt outstanding of $37.7 million, net of unamortized debt costs, which included $36.3 million from the EnTrust Loan Facility, and a non-derivative amount of $0.3 million from the Firment Shipping Credit Facility (for the year ended December 31, 2019, the amount drawn and outstanding with respect to the Firment Shipping Credit Facility was $0.8 million. The non-derivative host was classified under “current portion of long-term borrowings” in the consolidated statement of financial position and was approximately $0.3 million and the fair value of the derivative component amounted to approximately $0.5 million and was classified under “current portion of fair value of derivative financial instruments” in the consolidated statement of financial position.) and $1.2 million from the Convertible Note (for the year ended December 31, 2019, the amount drawn and outstanding with respect to the Convertible Note was $3.3 million. The non-derivative host was classified under “current portion of long-term borrowings” in the consolidated statement of financial position and was approximately $1.2 million and the fair value of the derivative component amounted to approximately $0.1 million and was classified under “current portion of fair value of derivative financial instruments” in the consolidated statement of financial position.)

As of December 31, 2018, we had $1.35 million in “restricted cash”. In addition we had an amount of $12.8 million available to be drawn under the Firment Shipping Credit Facility.

As of December 31, 2018, we had an aggregate debt outstanding of $36.9 million net of unamortized debt costs, which included $22.1 million from Hamburg Commercial Facility, $13.3 million from the Macquarie Loan Agreement and a non-derivative amount of $1.5 million from the Firment Shipping Credit Facility (for the year ended December 31, 2018, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $2.2 million). The non-derivative host was classified under “long-term borrowings” in the consolidated statement of financial position and was $1.5 million and the derivative component amounted to $0.8 million and was classified under “fair value of derivative financial instruments” in the consolidated statement of financial position.)

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

Working capital, which is current assets, minus current liabilities, including for 2019 and 2018 the current portion of long-term debt, amounted to a working capital deficit of $3.2 million as of December 31, 2019 and to a working capital deficit of $40.4 million as of December 31, 2018. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. All of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. The doubts raised relating to our ability to continue as a going concern may make our securities an unattractive investment for potential investors.

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a company related to us, for the purpose of financing our general working capital needs. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. As per the conversion clause included in the Firment Shipping Credit Facility, we have recognized this agreement as a hybrid financial instrument which includes an embedded derivative. This embedded derivative component was separated from the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the year ended December 31, 2019 and 2018, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $0.8 and $2.2 million respectively. The non-derivative host at December 31, 2019 and 2018 amounted to $0.3 and $1.5 million, respectively and was classified under “current portion of long-term borrowings” and “non-current portion of long-term borrowings”, respectively in the consolidated statements of financial position. The derivative component at December 31, 2019 and 2018 amounted to $0.5 and $0.8 million, respectively and was classified under “fair value of derivative financial instruments, current” and “fair value of derivative financial instruments, non-current”, respectively in the consolidated statements of financial position. During 2019, the Company converted the outstanding principal amount of $3,1 million plus the accrued interest of approximately $0.1 million owed pursuant to the Firment Shipping Credit Facility with a conversion price of $2.80 per share and issued 1,132,191 new common shares on behalf of Firment Shipping Inc. This conversion resulted to a gain of approximately $0.1 million, which was classified under “gain/(loss) on derivative financial instruments” in the consolidated statement of comprehensive loss.

For the year ended December 31, 2019 and 2018, we recognized a gain on this derivative financial instrument amounting to approximately $0.1 million and for the year ended December 2018 we recognized a loss on this derivative financial instrument amounting to approximately $0.1 million, which was classified under “gain/(loss) on derivative financial instruments” in the consolidated statement of comprehensive loss.

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note was scheduled to mature on March 13, 2020, the first anniversary of its issue, but its holder waived the Convertible Note’s maturity until March 13, 2021. The waiver also provides that the floor price by which the Convertible Note may be converted adjusts for share splits, share dividends, share combinations, and similar transactions. We used part of the proceeds from the Convertible Note for general corporate purposes and working capital including repayment of debt. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the year ended December 31, 2019, the amount drawn and outstanding with respect to the Convertible Note was $3.3 million. The non-derivative host was classified under “long-term borrowings” in the consolidated statement of financial position and was $1,179,610 for the year ended 2019. The derivative component that was initially recognized amounted to approximately $3.2 million. During 2019, pursuant to the Convertible Note, the Company converted to common shares the principal amount of approximately $1.7 million plus the accrued interest of approximately $0.1 million and issued 867,643 new common shares.

For the year ended December 31, 2019, we recognized a gain on this derivative financial instrument amounting to approximately $1.8 million which was classified under “gain/(loss) on derivative financial instruments” in the consolidated statement of comprehensive loss.

Because of the global economic downturn that has affected the international dry bulk industry and based on our cash flow projections for the period ending March 31, 2021, cash on hand and cash generated from operating activities will not be sufficient for us to be in compliance with the minimum liquidity requirements contained in certain of our loan and credit facilities or to cover scheduled debt payments due in this period. The period of time that we will be able to continue to operate as a going concern will depend on our ability to restructure our loan and credit arrangements and/or to finance our operations through the sale of vessels, drawdown of additional funds available of $11.1 million under the facility with Firment Shipping Inc, selling securities through one or more private placement or public offerings, through incurring debt, or other financing alternatives. All of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel is collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements. We acknowledge that uncertainty remains over our ability to meet our liabilities as they fall due during the following twelve months.

Cash Flows

Cash and cash equivalents were $2.4 million in unrestricted bank deposits as of December 31, 2019, $46,000 in unrestricted bank deposits as of December 31, 2018 and $2.8 million in unrestricted bank deposits as of December 31, 2017.

Restricted cash that consist of cash pledged as collateral was $2.4 million at the end of 2019, $1.4 million at the end of 2018 and $0.2 million at the end of 2017. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From / (Used In) Operating Activities

Net cash generated from operating activities in 2019 amounted to $0.2 million compared to $3.9 million in 2018. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net cash generated from operating activities in 2018 amounted to $3.9 million compared to $0.6 million in 2017. The increase is primarily attributable to an increase in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $20,000 during the year ended December 31, 2019, which was mainly attributable to the purchase of new equipment for the vessels.

Net cash used in investing activities was $126,000 during the year ended December 31, 2018, which was mainly attributable to the purchase of new equipment for the office.

Net cash used in investing activities was $263,000 during the year ended December 31, 2017, which was mainly attributable to the purchase of new equipment for the vessels.

Net Cash Generated From / (Used in) Financing Activities

Net cash generated from financing activities during the year ended December 31, 2019 amounted to $2.1 million and consisted of $1.7 million in proceeds drawn from the Firment Shipping Credit Facility entered into for financing general working capital needs, $37 million drawn from EnTrust Loan Facility and $5 million proceeds from the Convertible Note, reduced by $13.5 million of indebtedness that we repaid on the Macquarie Loan Agreement and $22.2 million of indebtedness that we repaid on the Hamburg Commercial Loan Facility, a $1.1 million increase of pledged bank deposits, a $0.9 million payment of financing costs for EnTrust Loan Facility, a $30,000 repayment of lease liability and $3.9 million of interest paid.

Net cash used in financing activities during the year ended December 31, 2018 amounted to $6.4 million and consisted of $2.2 million in proceeds drawn from the Firment Shipping Credit Facility entered into for financing general working capital needs, $13.5 million drawn from the Macquarie Loan Agreement and $0.6 million proceeds drawn from the issuance of share capital due to exercise of warrants, reduced by $16.7 million of indebtedness that we repaid on the DVB Loan Facility and $2.8 million that we repaid to Hamburg Commercial Loan Facility, a $1.1 million increase of pledged bank deposits, a $203,000 payment of financing costs on the Macquarie Loan Agreement and $1.9 million of interest paid.

Net cash generated from financing activities during the year ended December 31, 2017 amounted to $2.2 million and consisted of $280,000 in proceeds drawn from the Silaner Credit Facility entered into for financing general working capital needs and $9.6 million proceeds drawn from the issuance of share capital, reduced by $4.4 million of indebtedness that we repaid under our existing credit and loan facilities and $3.3 million of interest paid.

Indebtedness

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

As of December 31, 2019, 2018 and 2017, we and our vessel-owning subsidiaries had outstanding borrowings under the DVB Loan Agreement, the Hamburg Commercial Loan Agreement, the Firment Credit Facility, the Silaner Credit Facility, the Firment Shipping Credit Facility, the Macquarie Loan Agreement, the Convertible Note and the EnTrust Loan Facility of an aggregate of $41.1 million, $37.9 million and $41.7 million, respectively.

DVB Loan Agreement

In June 2011, Globus through its wholly owned subsidiaries, Artful Shipholding S.A. and Longevity Maritime Limited, entered into the DVB Loan Agreement for an amount up to $40.0 million with DVB Bank SE and used funds borrowed thereunder to finance part of the purchase price for the m/v Moon Globe and m/v Sun Globe. Globus acted as guarantor for this loan. Interest on outstanding loan balances were payable at LIBOR plus 2.5% per annum and any outstanding amount under the DVB Loan Agreement could have been prepaid in a multiple of $500,000 with five days business prior written notice. A variable prepayment fee applied in case of refinancing of the DVB loan agreement by another lender within the first three years of a new loan, but was not applicable in case of the sale of a vessel or repayment of such facility by equity. The DVB Loan Agreement contained a standard security package, and financial and other covenants. As at December 13, 2018, the balance of both tranches of approximately $15 million was fully repaid using the proceeds from the Macquarie Loan Agreement and the Firment Shipping Credit Facility.

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

Hamburg Commercial Loan Agreement

In February 2015, through our wholly owned subsidiaries, Devocean Maritime Ltd. Domina Maritime Ltd. and Dulac Maritime S.A., we entered into the Hamburg Commercial Loan Agreement for an amount up to $30.0 million with Hamburg Commercial Bank Ag (formerly known as HSH Nordbank AG) and used funds borrowed thereunder with the purpose to part refinance our then existing credit facility with Credit Suisse. On March 3, 2015, $29.4 million was drawn. As at June 27, 2019, the balances of all tranches of $20.8 million were fully repaid using the proceedings from the EnTrust Loan Facility.

Firment Shipping Credit Facility

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at April 1, 2021, as amended. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common stock. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $2.80.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remain our Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in us, other than due to actions taken by Firment Shipping, such as sales of shares.

As of December 31, 2019 we were in compliance with the loan covenants of the Firment Shipping Credit Facility.

Macquarie Loan Agreement

In December 2018, through our wholly owned subsidiaries, Artful Shipholding S.A. (“Artful”) and Longevity Maritime Limited (“Longevity”), we entered into the Macquarie Loan Agreement for an amount up to $13.5 million with Macquarie Bank International Limited and used funds borrowed thereunder to refinance part of the repayment of the existing DVB Loan Agreement for the m/v Moon Globe and m/v Sun Globe. Globus acted as guarantor for this loan. In December 2018, $6 million (Artful Advance) and $7.5 million (Longevity Advance) were drawn down for the purpose of partly refinancing the existing DVB Loan Agreement for m/v Moon Globe and m/v Sun Globe, respectively. As at June 28, 2019, the balance of all tranches of $13 million was fully repaid using the proceedings from the EnTrust Loan Facility.

Convertible Note

On March 13, 2019, we signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note was scheduled to mature on March 13, 2020, the first anniversary of its issue, but its holder waived the Convertible Note’s maturity until March 13, 2021. The waiver also provides that the floor price by which the Convertible Note may be converted adjusts for share splits, share dividends, share combinations, and similar transactions. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Company signed a registration rights agreement with the private investor pursuant to which we agreed to register for resale the shares that could be issued pursuant to the Convertible Note, and subsequently filed a registration statement registering the resale of the maximum number of common shares issuable pursuant to the Convertible Note, including payment of interest on the notes through its maturity date, determined as if the Convertible Note (including interest) was converted in full at the lowest price at which the note may convert pursuant to its terms. The registration rights agreement contains liquidated damages if we are unable to register for resale the shares into which the convertible note may convert, and maintain such registration.

As of December 31, 2019, the amount outstanding with respect to the Convertible Note was $3,308,750.

EnTrust Loan Facility

On June 24, 2019, the Company drew down $37,000,000 and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The EnTrust Loan Facility consists of five Tranches:

Tranche (A) of $6,375,000 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v River Globe. The balance outstanding of tranche (A) at December 31, 2019, was $6,375,000 payable in 6 equal quarterly instalments of $265,625 starting, March 2021, as well as a balloon payment of $4,781,250 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

Tranche (B) of $7,375,000 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Sky Globe. The balance outstanding of tranche (B) at December 31, 2019, was $7,375,000 payable in 6 equal quarterly instalments of $230,469 starting, March 2021, as well as a balloon payment of $5,992,186 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

Tranche (C) of $7,750,000 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Star Globe. The balance outstanding of tranche (C) at December 31, 2019, was $7,750,000 payable in 6 equal quarterly instalments of $215,278 starting, March 2021, as well as a balloon payment of $6,458,332 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

Tranche (D) of $6,500,000 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Moon Globe. The balance outstanding of tranche (D) at December 31, 2019, was $6,500,000 payable in 6 equal quarterly instalments of $406,250 starting, March 2021, as well as a balloon payment of $4,062,500 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

Tranche (E) of $9,000,000 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Sun Globe. The balance outstanding of tranche (E) at December 31, 2019, was $9,000,000 payable in 6 equal quarterly instalments of $375,000 starting, March 2021, as well as a balloon payment of $6,750,000 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

The EnTrust Loan Facility bears interest at LIBOR plus 8.5% (or 10.5% default interest), and is repayable by five consecutive quarterly installments commencing on December 31, 2019 each in the amount of the earnings of the ships after deducing interest on the EnTrust Loan Facility, operating expenses and reserves for drydocking, then by six consecutive quarterly installments commencing on March 31, 2021 each in the amount of $1,492,622, and by a final installment on June 30, 2022 in the amount of $1,492,622 together with the remaining principal amount as a balloon payment.

The loan is secured by, among other things:

•	First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe.
•	Guarantee from Globus and joint liability of the vessel owning companies.
•	Shares pledges respecting each borrower.
•	Pledges of bank accounts, charter assignments, and a general assignment over each ship's earnings, insurances and any requisition compensation in relation to that ship.

The EnTrust Loan Facility contains various covenants requiring the vessels owning companies and/or Globus to, among others things, ensure that:

»	The borrowers, being Globus Maritime’s five shipowning subsidiaries, must maintain a minimum liquidity at all times of not less than $250,000 for each mortgaged ship.
»	Globus Maritime must maintain, on a consolidated basis, at the end of each calendar quarter liquid funds in an amount, in aggregate, of not less than 5% of the consolidated financial indebtedness of the Group as reflected in the most recent financial statements of Globus Maritime.
»	Each borrower must maintain in its earnings account during a “Cash Sweep Period”, which is the period commencing on June 24, 2019 and ending on September 30, 2019 and each three-month period thereafter commencing on January 1, April 1, July 1 and October 1 in each financial year of the relevant borrower, with the last such three-month period commencing on June 30, 2020 and ending on September 30, 2020, the applicable “Buffer Amount”, which is in relation to a Borrower for a Cash Sweep Period, the product of:

(a) an amount equal to the lower of:

(i) $1,000; and

(ii) the difference between the daily time charter equivalent rate of the ship owned by that borrower, as evidenced in the management accounts, and the break-even expenses of that ship for that Cash Sweep Period; and

(b) the actual number of days lapsed during that Cash Sweep Period for that borrower.

»	Each of Domina Maritime Ltd, Dulac Maritime S.A. and Artful Shipholding S.A. must create a reserve fund in the reserve account to meet the anticipated dry docking and special survey fees and expenses for the relevant ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship), in an amount equal to, at each quarter end date, the product of:

(i) $500; and

(ii) the number of days elapsed from June 24, 2019 until such quarter end date, and that borrower shall ensure that the relevant credit balance of the reserve account shall be increased to meet the required amount of the reserves by no later than each quarter end date.

Each of Devocean Maritime Ltd. and Longevity Maritime Limited deposited on June 24, 2019 in the reserve account a minimum credit balance in an amount equal to $450,000 which may not be withdrawn to meet the anticipated dry docking and special survey fees and expenses for the ship which is owned by it (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship).

»	No Borrower shall incur or permit to be outstanding any financial indebtedness except “Permitted Financial Indebtedness”.

"Permitted Financial Indebtedness" means:

(a)	any financial indebtedness incurred under the finance documents;
(b)	any financial indebtedness that is subordinated to all financial indebtedness incurred under the finance documents pursuant to a subordination agreement or otherwise and which is, in the case of any such financial indebtedness of the borrower, the subject of subordinated debt security; and
(c)	any trade debt on arm's length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing a ship which remains unpaid for over 15 days of its due date and which does not exceeds $400,000 (or the equivalent in any other currency) per ship at any relevant time.

As of December 31, 2019, the Company was in compliance with the covenants of EnTrust Loan Facility.

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

As of December 31, 2019, 2018 and 2017, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

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

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019, assuming the lenders will not demand the repayment of the loans before maturity:

	Less than One Year	One to Three Years	Three to Five Years	More than Five years	Total
	(in thousands of U.S. Dollars)
Long term debt	4,109	37,000	—	—	41,109
Interest on long term debt	4,341	5,247	—	—	9,588
Lease payments	232	425	142	1	800
Totals	8,682	42,672	142	1	51,497

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and our directors. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2020, the term of our Class II directors expires at our annual general meeting of shareholders in 2021, and the term of our Class III directors expires at our annual general meeting of shareholders in 2022. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Name	Position	Age
Georgios Feidakis	Director, Chairman of the Board of Directors	69
Ioannis Kazantzidis	Director	69
Jeffrey O. Parry	Director	60
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	33
Olga Lambrianidou	Secretary	64

Georgios (“George”) Feidakis, a Class III director, is our founder and principal shareholder and has served as our non-executive chairman of the board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. George Feidakis has been involved with since 1994, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well-known brands in Greece, the Balkans, Turkey, Italy and UK. FG Europe is also active in the air-conditioning and white/brown electric goods market in Greece and ten other countries in Europe as well as in the production of renewal energy. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. As of January 31, 2018, Mr. Feidakis was the majority shareholder of Eolos Shipmanagement SA.

Athanasios (“Thanos”) Feidakis,* a Class I director was appointed to our board of directors in July 2013 to fill a vacancy in our board of directors. As of December 28, 2015, Mr. Athanasios Feidakis was also appointed our President, CEO and CFO. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to April 2016, Mr. Athanasios Feidakis was a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey, Italy and UK. From December 2008 to December 2015, Mr. Athanasios Feidakis was the President of Cyberonica S.A., a family owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London) and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

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

Ioannis Kazantzidis, a Class I director, was appointed to our board in November, 2016 to fill a vacancy in our board of directors. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has since 2009 been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, and a senior partner in Porto Trans Auto Services Company, both based in Jebel Ali, UAE. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis has served, from 2015, to 2018 as the Chairman of W.M.Mendis Hotel Pvt Ltd in the Republic of Sri Lanka. From 1989 to 2015, he was the Chairman of Fishermans Wharf Pvt Ltd, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015.

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

B.  Compensation

In August 2016, the Company entered into a consultancy agreement with an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided amount to €200,000. The consultant is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. In 2019, the aggregate remuneration that should have been paid for all executive officers (namely, only our Chief Executive Officer) amounted to approximately $224,000. The aggregate remuneration that should have been paid for all of our executive officers in 2018 was approximately $235,000, and was approximately $229,000 in 2017.

The aggregate compensation actually paid to members of our senior management (namely, only our Chief Executive Officer) or a consulting company for which an executive officer is an owner was approximately $49,000 within 2019, $100,000 within 2018, and $200,000 within 2017. In addition, our senior management received no shares in 2019, 2018 and 2017. Information about dividends paid to our shareholders, including to holders of Series A Preferred Shares, is contained in “Item 8.  Financial Information - A. Consolidated Statements and Other Financial Information - Our Dividends Policy and Restrictions on Dividends.”

The aggregate compensation other than share based compensation paid to our non-executive directors (including our non-executive Chairman, Mr. George Feidakis) in 2019 was $30,000, in 2018 was approximately $70,000 and in 2017 was $352,000. In addition, in 2019, 2018 and 2017, non-executive directors (excluding our non-executive Chairman, Mr. George Feidakis) received an aggregate of 17,998 common shares, 8,797 common shares and 2,094 common shares, respectively. As of December 31, 2019, we had not yet paid any non-executive directors the cash amounts that we agreed to pay them for their prior service; such amount in the aggregate is approximately $318,200 ($126,950 for 2019, $105,000 for 2018, $16,250 for 2017 and $30,000 for 2016 and $40,000 for 2015). As of March 31, 2020, we have not yet paid these outstanding amounts.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2019 a non-current liability of $26,291 for such payments.

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

For information about the term of each director, see “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”.

D.  Employees

As of December 31, 2019, we had thirteen full-time employees and two consultants that we hired directly. All of our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

E.  Share Ownership

With respect to the total number of common shares owned by all of our officers and directors, individually and as a group, please read “Item 7. Major Shareholders and Related Party Transactions.”

Incentive program

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

Administration. The EIP is administered by the Remuneration Committee of our board of directors, or such other committee of the board of directors designated by the board of directors (which could be the board of directors itself). We refer to the body administering the EIP as the “Administrator.” The EIP allows the Administrator to delegate its rights to the extent consistent with applicable law and our organizational documents. The Administrator has the authority to, among other things, designate the persons to receive awards under the EIP; determine the types of awards granted to a participant under the EIP; determine the number of shares to be covered by, or with respect to which payments, rights or other matters are to be calculated with respect to, awards; determine the terms and conditions of any awards; determine whether, and to what extent, and under what circumstances, awards may be settled or exercised in cash, shares, other securities, other awards or other property, or cancelled, forfeited or suspended, and the methods by which awards may be settled, exercised, cancelled, forfeited or suspended; determine whether, to what extent, and under what circumstances cash, shares, other securities, other awards, other property and other amounts payable with respect to an award shall be deferred, either automatically or at the election of the holder thereof or the Administrator; construe, interpret and implement the EIP and any Award Agreement; prescribe, amend, rescind or waive rules and regulations relating to the EIP, including rules governing its operation, and appoint such agents as it shall deem appropriate for the proper administration of the EIP; make all determinations necessary or advisable in administering the EIP; correct any defect, supply any omission and reconcile any inconsistency in the EIP or any Award Agreement; and make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the EIP. The board of directors has the right to alter or amend the EIP.

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

2019, 2018, 2017 Grants

No awards were granted pursuant to the equity incentive plan during the years ended December 31, 2019, 2018 and 2017, but we issued shares directly to our directors, which was not part of the equity incentive program.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of March 31, 2020 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, each executive officer named in this annual report on Form 20-F and all directors and executive officers as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 6,416,666 common shares outstanding on March 31, 2020. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Name and address of beneficial owner	Number of common shares beneficially owned as of March 31, 2020	Percentage of common shares beneficially owned as of March 31, 2020
5% Beneficial Owners
Officers and Directors
George Feidakis (1)	1,420,163	22.1%
Ioannis Kazantzidis	25,292	*
Jeffrey O. Parry	23,431	*
Athanasios Feidakis	11,886	*
All executive officers and directors as a group		23.1%

*Less than 1.0% of the outstanding shares.

(1) Mr. George Feidakis beneficially owns 1,420,163 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. Mr. George Feidakis and Firment Shipping Inc., disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares. Firment Shipping Inc. is the lender of the Firment Shipping Credit Facility, which facility provides that debt may be repaid by the Company using the Company’s common shares at the Company’s election. As the conversion would occur at the Company’s election, and by no act of Mr. Feidakis, these figures do not include shares issuable upon such conversion. This figure assumes no conversion of the convertible note.

When we filed our annual report for the year ended 2019 and 2018, Mr. George Feidakis beneficially owned 22.1% and 44.3% of our common shares, respectively.

To the best of our knowledge, except as disclosed in the table above, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. To the best of our knowledge, there are no agreements in place that could result in a change of control of us, other than the convertible note and Firment Shipping Credit Facility described above.

In the normal course of business, there have been institutional investors that buy and sell our shares. It is possible that significant changes in the percentage ownership of these investors will occur.

B.  Related Party Transactions

Lease

During the years ended December 31, 2019, 2018 and 2017 fiscal years, the rent charged amounted to $139,000, $147,000 and $140,000, respectively, to Cyberonica S.A., a company owned by Mr. George Feidakis, for the rental of 350 square meters of office space for our operations. As of December 31, 2019, we owed $91,000 in back rent to Cyberonica S.A.

Employment of Relative of Mr. George Feidakis

As of July 1, 2013, Mr. Athanasios Feidakis became a non-executive director of the Company. Mr. Athanasios Feidakis was previously an employee of the Company and his employment agreement was terminated when he became a non-executive director. Mr. Athanasios Feidakis was appointed as President, Chief Executive Officer and Chief Financial Officer as of December 28, 2015, and remains in these positions. He is the son of our chairman of the board of directors and largest beneficial shareholder, Mr. George Feidakis.

February 2017 Private Placement

On February 8, 2017, we sold for $5 million an aggregate of 500,000 of our common shares and warrants (which expired in February 2019) to purchase 2.5 million of our common shares at a price of $16 per share (subject to adjustment) to four investors in a private placement, one of whom was the sister of our CEO and daughter of our chairman. These securities were issued in transactions exempt from registration under the Securities Act. We entered into a registration rights agreement providing the purchasers of these shares with certain rights relating to registration under the Securities Act of the shares and the common shares underlying the warrants. (These figures reflect the 10-1 reverse stock split which occurred in October 2018.)

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

Silaner Credit Facility

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a related party to us, for the purpose of financing our general working capital needs. The Silaner Credit Facility was unsecured and remained available until it terminated on January 12, 2018. We had the right to drawdown any amount up to $3.0 million or prepay any amount in multiples of $100,000. Any prepaid amount could have been be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 5% per annum and no commitment fee was charged on the amounts remaining available and undrawn. As of December 31, 2016, the amount drawn and outstanding with respect to the facility was $3.1 million, which amount has been approved by our board. As of December 31, 2017 we were in compliance with the loan covenants of the Silaner Credit Facility.

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

Firment Shipping Credit Facility

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity on April 1, 2021, as amended. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common stock. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive Trading Days immediately preceding the date on which the conversion notice was executed or (ii) $2.80.

As of December 31, 2019 and 2018, the amount drawn and outstanding with respect to the facility was $0.8 and $2.2 million, respectively, and there was an amount of $11.1 and $12.8 million available to be drawn, respectively, under the Firment Shipping Credit Facility. As of December 31, 2019 and 2018 we were in compliance with the loan covenants of the Firment Shipping Credit Facility.

Business Opportunities Agreement

In November 2010, we entered into a business opportunities arrangement with Mr. George Feidakis. Under this agreement, Mr. George Feidakis is required to disclose to us any business opportunities relating to dry bulk shipping that may arise during his service to us as a member of our board of directors that could reasonably be expected to be a business opportunity that we may pursue. Mr. George Feidakis agreed to disclose all such opportunities, and the material facts attendant thereto, to our board of directors for our consideration and if our board of directors fails to adopt a resolution regarding an opportunity within seven business days of disclosure, we will be deemed to have declined to pursue the opportunity, in which event Mr. George Feidakis will be free to pursue it. Mr. George Feidakis is also prohibited for six months after the termination of the agreement to solicit any of our or our subsidiaries’ senior employees or officers. Mr. George Feidakis’ obligations under the business opportunities agreement terminated in 2019 because he no longer beneficially owned at least 30% of the combined voting power of all our outstanding equity.

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

No dividends were declared or paid on our common shares during the years ended December 31, 2019, 2018 and 2017.

No Series A Preferred Shares were outstanding as of December 31, 2019, 2018 and 2017.

Our loan agreements impose certain restrictions to us with respect to dividend payments. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

B.  Significant Changes

Not Applicable.

Item 9.  The Offer and Listing

Our common shares trade on the Nasdaq Capital Market under the ticker “GLBS.”

All of our shares are in registered form. Our articles of incorporation do not permit the issuance of bearer shares.

Item 10.  Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Purpose

Our objects and purposes, as provided in Section 1.3 of our articles of incorporation, are to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

Common Shares and Class B Shares

Generally, Marshall Islands law provides that the holders of a class of stock of a Marshall Islands corporation are entitled to a separate class vote on any proposed amendment to the relevant articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect the class adversely. Except as described below, holders of our common shares and Class B shares will have equivalent economic rights, but holders of our common shares are entitled to one vote per share and holders of our Class B shares are entitled to 20 votes per share. Each holder of Class B shares (not including the Company and the Company’s subsidiaries) may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

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

Preferred Shares

Our articles of incorporation authorize our board of directors to establish and issue up to 100 million preferred shares and to determine, with respect to any series of preferred shares, the rights and preferences of that series, including:

»	the designation of the series;

»	the number of preferred shares in the series;

»	the preferences and relative participating option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

»	the voting rights, if any, of the holders of the series (subject to terms set forth below with regard to the policy of our board of directors regarding preferred shares).

In April 2012 we issued an aggregate of 3,347 Series A Preferred Shares to two persons who were then executive officers, but as of December 31, 2016 and as of the date hereof no Series A Preferred Shares were outstanding. The holders of our Series A Preferred Shares will be entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of our Remuneration Committee, in its sole discretion. Our board of directors or Remuneration Committee will determine whether funds are legally available under the BCA for such dividend. Any accrued but unpaid dividends will not bear interest. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our Series A Preferred Shares will be entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our Series A Preferred Shares are not convertible into any of our other capital stock.

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

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common shares and Class B shares will be entitled to share equally (pro rata based on the number of shares held) in any dividends that our board of directors may declare from time to time out of funds legally available for dividends.

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

Multiple Classes of Shares

Should we issue any, our Class B shares have 20 votes per share, while our common shares, which is the only class of shares listed on an established U.S. securities exchange, will have one vote per share. Our board of directors also has authority under our articles of incorporation to issue blank check preferred shares. Because of this share structure, any issuance of Class B shares or preferred shares may cause such holders to be able to significantly influence matters submitted to our shareholders for approval even if such holders and their affiliates come to own significantly less than 50% of the aggregate number of outstanding common shares, Class B shares, and preferred shares. This control over shareholder voting could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial and which would require shareholder approval.

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

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between corporations incorporated under or redomiciled pursuant to the laws of the Marshall Islands and “interested shareholders,” our articles of incorporation prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

»	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

»	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85.0% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

»	at or after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the voting power of the voting shares that are not owned by the interested shareholder.

Among other transactions, a “business combination” includes any merger or consolidation of us or any directly or indirectly majority-owned subsidiary of ours with (1) the interested shareholder or any of its affiliates or (2) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity (other than us and any direct or indirect majority-owned subsidiary of ours) that:

»	owns 15.0% or more of our outstanding voting shares;

»	is an affiliate or associate of ours and was the owner of 15.0% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; or

»	is an affiliate or associate of any person listed in the first two bullets, except that any person who owns 15.0% or more of our outstanding voting shares, as a result of action taken solely by us will not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us and not caused, directly or indirectly, by such person.

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

The Section 883 Exemption

Both the 4% gross basis tax and the net basis and branch profits taxes described above are inapplicable to transportation income that qualifies for the Section 883 Exemption. To qualify for the Section 883 Exemption a foreign corporation must, among other things:

»	be organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);

»	satisfy one of the following three ownership tests (discussed in more detail below): (1) the more than 50% ownership test, or 50% Ownership Test, (2) the controlled foreign corporation test, or CFC Test, or (3) the “Publicly Traded Test”; and

»	meet certain substantiation, reporting and other requirements (which include the filing of United States income tax returns).

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

The 50 % Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-United States corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). The Company does not anticipate that it will be able to satisfy the substantiation and reporting requirements of the 50% Ownership Test for the taxable year ended December 31, 2019.

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

The Company expects to satisfy the Publicly Traded Test for the taxable year ended December 31, 2019 . However, if the Company’s common shares are delisted (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares may be delisted from Nasdaq, which could affect their market price and liquidity”), the Publicly Traded Test generally would not be met. Furthermore, if, 50% or more of the vote and value of the outstanding shares of our common shares are owned on more than half the days during the Company’s taxable year by 5% Shareholders, and the 5 Percent Override Rule does not apply, then the Publicly Traded Test generally would not be met. The Company anticipates that its historic qualified shareholder who beneficially owned more than 50% of the Company’s common shares prior to December 2018 will continue to qualify towards the 5 Percent Override Rule, which will help in satisfying the Publicly Traded Test. However, because the common shares are publicly traded, there can be no guarantee that the shareholding requirements will be met in 2020 or future years. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company meets the Publicly Traded Test described above, the Company also may be a qualified shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption. However, if for any period after the Company issues the Class B shares, the common shares represent less than 50% of the voting power of the Company, the Company would not be able to satisfy the Publicly Traded Test for such period because less than 50% of the stock of the Company, measured by voting power, would be listed on an established securities market.

A foreign corporation can only claim the Section 883 Exemption if it receives the ownership statements required under the Section 883 Regulations certifying as to the matters required to satisfy the relevant ownership test. Each of our vessel-owning subsidiaries has received, or expects to receive, ownership statements, valid for the year ended December 31, 2019, certifying the qualified shareholder status of Globus Maritime Limited and any intermediary holding companies required to support a claim by each vessel-owning subsidiary of the Section 883 Exemption.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2019.

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

If Globus Maritime Limited were to be classified as a PFIC in any year, each United States Holder of the Company’s shares will be subject (in that year and all subsequent years) to special rules with respect to: (1) any “excess distribution” (generally defined as any distribution received by a shareholder in a taxable year that is greater than 125% of the average annual distributions received by the shareholder in the three preceding taxable years or, if shorter, the shareholder’s holding period for the shares), and (2) any gain realized upon the sale or other disposition of the common shares. Under these rules:

»	the excess distribution or gain will be allocated ratably over the United States Holder’s holding period;

»	the amount allocated to the current taxable year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year; and

»	the amount allocated to each of the other taxable years in the United States Holder’s holding period will be subject to United States federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge will be added as though the amount of the taxes computed with respect to these other taxable years were overdue.

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

Backup Withholding and Information Reporting

Information reporting to the IRS may be required with respect to payments on the common shares and with respect to proceeds from the sale of the common shares. With respect to Non-United States Holders, copies of such information returns may be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of any applicable income tax treaty or exchange of information agreement. A “backup” withholding tax may also apply to those payments if:

»	a holder of the common shares fails to provide certain identifying information (such as the holder’s taxpayer identification number or an attestation to the status of the holder as a Non-United States Holder);

»	such holder is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his or her federal income tax returns; or

»	in certain circumstances, such holder has failed to comply with applicable certification requirements.

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

F.  Dividends and Paying Agents

Not Applicable.

G.  Statement by Experts

Not Applicable.

H.  Documents on Display

We file reports and other information with the SEC. These materials, including this annual report on Form 20-F and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website, http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with EnTrust Global’s Blue Ocean Fund. As of December 31, 2019, we had a $37 million principal balance outstanding under the EnTrust Loan Facility with EnTrust Global’s Blue Ocean Fund.

In November 2018, we entered into a credit facility for up to $15.0 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. We are not exposed to market risk with respect to this facility because interest is charges at a fixed rate of 7% per annum.

On March 13, 2019, we signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note that is convertible into shares of the Company’s common stock, par value $0.004 per share. The Convertible Note provides for interest to accrue at 10% annually.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive (loss)/income.

In 2019, the weighted average interest rate for our then-outstanding facilities in total was 8.66% and the respective interest rates on our loan agreements ranged from 7% to 10.6%, including margins.

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

The following table sets forth the sensitivity of our existing loans as of December 31, 2019 as to a 1.0% (100 basis points) increase in LIBOR, during the next five years, and reflects the additional interest expense that will be incurred.

Year	Amount
2020	$ 0.4 million
2021	$ 0.4 million
2022	$ 0.2 million

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2019 is effective.

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

Item 16B.  Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted on our website and is available upon written request by our shareholders at no cost to Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C.  Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2019 and 2018. This table below sets forth the total (actual) amounts billed and accrued for Ernst & Young services and breaks down the amounts by category of services:

	2019	2018

Audit Fees	$109,700	$103,000
Audit-Related Fees	—	—
Tax Fees	$5,000	$5,000
All Other Fees	—	—

Total	$114,700	$108,000

Audit fees for the years ended December 31, 2019 and 2018 were paid in Euros, and we assume an exchange rate of 0.90€/$ and 0.85€/$ for 2019 and 2018, respectively.

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

Furthermore, we have engaged Ernst & Young LLP to provide us with professional services pertaining to the US tax compliance preparation for the respective years.

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

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

»	in lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees are and will be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals;
»	in lieu of holding regularly scheduled meetings of the board of directors at which only independent directors are present, we will not be holding such regularly scheduled meetings;

»	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors;

»	in lieu of an audit committee comprised of three independent directors, our audit committee has two members;
»	in lieu of having a remuneration committee with the authorities and responsibilities set forth in the Nasdaq rules, our remuneration committee is not required to have such authorities and responsibilities; and

»	in lieu of obtaining shareholder approval prior to the issuance of securities (including adoption of any equity incentive plan), we will comply with provisions of the BCA, which allows the board of directors to approve all share issuances.

Item 16H.  Mining Safety Disclosure

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following consolidated financial statements beginning on page F-1 are filed as a part of this annual report on Form 20-F.

Item 19.  Exhibits

1.1	Articles of Incorporation of Globus Maritime Limited (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 24, 2010)

1.2	Amended and Restated Bylaws of Globus Maritime Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on August 2, 2019)

1.3	Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

1.4	Articles of Amendment of the Articles of Incorporation of Globus Maritime Limited, dated October 17, 2016 (incorporated by reference to Exhibit 1.4 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

1.5	Articles of Amendment of the Articles of Incorporation of Globus Maritime Limited, dated October 11, 2018 incorporated by reference to Exhibit 1.5 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2019)

2.1*	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

4.1	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Registration Rights Agreement between Globus Maritime Limited and Firment Trading Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on November 27, 2016)

4.3	Globus Maritime Limited 2012 Equity Incentive Plan amended August 12, 2016 and April 9, 2017 (incorporated by reference to Exhibit 4.7 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.4	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited (previously filed as Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

4.5	Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated March 1, 2012 (incorporated by reference to Exhibit 4.10 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.6	Second Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited, dated April 10, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.7	Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated December 16, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2014)

4.8	Third Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated February 20, 2015 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.9	Ninth Supplemental Agreement to Facility Agreement, dated February 25, 2015 (incorporated by reference to Exhibit 4.14 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.10	Facility Agreement among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., HSH Nordbank AG and Globus Maritime Limited, dated February 27, 2015 (incorporated by reference to Exhibit 4.15 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.11	First Supplemental Agreement to Revolving Credit Facility between Globus Maritime Limited and Firment Trading Limited, dated April 28, 2015 (incorporated by reference to Exhibit 4.16 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015

4.12	Second Supplemental Agreement to the Revolving Credit Facility Agreement between Globus Maritime Limited and Firment Trading Limited dated December 29, 2015 (incorporated by reference to Exhibit 4.17 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.13	Third Supplemental Agreement – Assignment to the Revolving Credit Facility Agreement between Globus Maritime Limited, Firment Trading Limited, a Cypriot company, and Firment Trading Limited, a Marshall Islands corporation, dated December 31, 2015 (incorporated by reference to Exhibit 4.18 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.14	Agreement for a Revolving Credit Facility dated January 12, 2016 between Globus Maritime Limited and Silaner Investments Limited (incorporated by reference to Exhibit 4.19 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.15	Fourth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated April 18, 2016 (incorporated by reference to Exhibit 4.21 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.16	Private Sublease Agreement dated January 2, 2016 between Globus Maritime Limited and Cyberonica S.A. (incorporated by reference to Exhibit 4.23 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.17	Share and Warrant Purchase Agreement dated February 8, 2017 between Globus Maritime Limited and the Purchasers listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.18	Registration Rights Agreement between Globus Maritime Limited and the Purchasers dated February 9, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.19	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Firment Trading Limited (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.20	Amendment to Loan Agreement dated February 8, 2017 between Globus Maritime Limited and Silaner Investments Limited (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.21	Form of Warrant issued to each Purchaser (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.22	Warrant dated February 8, 2017 issued to nominee of Firment Trading Limited (incorporated by reference to Exhibit 10.6 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.23	Warrant dated February 8, 2017 issued to nominee of Silaner Investments Limited (incorporated by reference to Exhibit 10.7 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.24	Schedule to Exhibit 4.27 (Regarding Material Differences in Issued Warrants) (incorporated by reference to Exhibit 10.8 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.25	Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited, dated December 5, 2016 (incorporated by reference to Exhibit 4.32 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.26	Share and Warrant Purchase Agreement dated October 19, 2017 between Globus Maritime Limited and the Purchaser listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.27	Registration Rights Agreement between Globus Maritime Limited and the Purchaser dated October 19, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.28	Warrant issued to United Capital Investments Corp. (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.29	Fifth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp., dated June 23, 2017 (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on December 15, 2017)

4.30	Second Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited, dated July 10, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on December 15, 2017)

4.31	Agreement with Firment Shipping Inc. for a Revolving Credit Facility of up to US Dollars $15,000,000 dated November 21, 2018 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on November 26, 2018)

4.32	Term Loan Facility of Artful Shipholding S.A. and Longevity Maritime Limited with Macquarie Bank International Limited of up to US Dollars $13,500,000, guaranteed by Globus Maritime Limited, dated December 10, 2018 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 12, 2019)

4.33	Securities Purchase Agreement dated March 13, 2019 between Globus Maritime Limited and the investors listed on the Schedule of Buyers thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on March 13, 2019

4.34	Registration Rights Agreement between Globus Maritime Limited and the Undersigned Buyers dated March 13, 2019 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on March 13, 2019)

4.35	Senior Convertible Note issued on March 13, 2019 (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on March 13, 2019)

4.36	Amendment No. 1 dated March 21, 2019 to Securities Purchase Agreement between Globus Maritime Limited and the Buyer (incorporated by reference to Exhibit 4.42 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2019)

4.37	Third Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on June 11, 2019)

4.38	Term Loan Facility relating to a loan of $37,000,000 dated June 24, 2019 among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, as joint and several borrowers and Globus Maritime Limited as parent guarantor and Lucid Agency Services Limited as facility agent and as security agent (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on July 1, 2019)

4.39	Waiver to Senior Convertible Note dated March 12, 2020

8.1	Subsidiaries of Globus Maritime Limited (incorporated by reference to Exhibit 8.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

11.1	Code of Ethics & Conduct of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2011)

12.1/12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President, Chief Executive Officer and Chief Financial Officer

13.1/13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President, Chief Executive Officer and Chief Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.

101*	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2018 and 2019; (ii) Consolidated Statements of Operations for the years ended December 31, 2017, 2018 and 2019; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2017, 2018 and 2019; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2017, 2018 and 2019; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019; and (vi) the Notes to Consolidated Financial Statements.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer and Chief Financial Officer

Date: March 31, 2020

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Globus Maritime Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as at December 31, 2019 and for the year then ended, the Company has incurred a net loss from operations, has a working capital deficiency and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. In addition, based on its projections, the Company (i) may not be able to comply with certain covenants of loan agreements at measurement dates falling within the 12 months following the issuance of these financial statement without obtaining waivers and, (ii) cover its working capital needs as they become due in the twelve-month period ending following the issuance of these consolidated financial statements. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.

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

Athens, Greece

March 31, 2020

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the year ended December 31, 2019

(Expressed in thousands of U.S. Dollars, except share and per share)

	Notes	2019	2018	2017
REVENUE:
Voyage revenues		15,623	17,354	13,852
Management and consulting fee income	4	—	—	31
Total Revenues		15,623	17,354	13,883

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	13	(2,098)	(1,188)	(1,352)
Vessel operating expenses	13	(8,882)	(9,925)	(9,135)
Depreciation	5	(4,721)	(4,601)	(4,854)
Depreciation of dry-docking costs	5	(1,704)	(1,166)	(862)
Administrative expenses	14	(1,583)	(1,356)	(1,224)
Administrative expenses payable to related parties	4	(371)	(528)	(514)
Share-based payments	4	(40)	(40)	(40)
Impairment loss	5	(29,902)	—	—
Other income, net		29	2	83
Operating loss		(33,649)	(1,448)	(4,015)

Interest income		47	—	3
Interest expense and finance costs	15	(4,703)	(2,056)	(2,221)
Gain/(Loss) on derivative financial instruments	11	1,950	(131)	—
Foreign exchange gains/(losses), net		4	67	(242)
		(2,702)	(2,120)	(2,460)

TOTAL LOSS FOR THE YEAR		(36,351)	(3,568)	(6,475)
Other Comprehensive Income		—	—	—
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(36,351)	(3,568)	(6,475)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the year	10	(8.73)	(1.11)	(2.51)

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2019

(Expressed in thousands of U.S. Dollars)

ASSETS	Notes	2019	2018
NON-CURRENT ASSETS
Vessels, net	5	48,242	83,750
Office furniture and equipment		103	120
Right of use asset	2	562	—
Restricted cash	3	1,250	—
Other non-current assets		10	10
Total non-current assets		50,167	83,880
CURRENT ASSETS
Trade accounts receivable		240	577
Inventories	6	1,545	650
Prepayments and other assets		153	171
Restricted cash	3	1,185	1,350
Cash and cash equivalents	3	2,366	46
Total current assets		5,489	2,794
TOTAL ASSETS		55,656	86,674

EQUITY AND LIABILITIES
EQUITY
Issued share capital	9	21	13
Share premium	9	145,506	140,334
Accumulated deficit		(135,648)	(99,297)
Total equity		9,879	41,050
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4, 11	36,551	1,500
Fair value of derivative financial instruments, net of current portion	21	—	831
Provision for staff retirement indemnities		26	87
Lease liabilities	2, 18	469	—
Total non-current liabilities		37,046	2,418
CURRENT LIABILITIES
Current portion of long-term borrowings	11	1,195	35,368
Trade accounts payable	4, 7	4,735	6,433
Accrued liabilities and other payables	8	1,971	1,319
Current portion of lease liabilities	2, 18	208	—
Current portion of fair value of derivative financial instruments	11	622	—
Deferred revenue		—	86
Total current liabilities		8,731	43,206
TOTAL LIABILITIES		45,777	45,624
TOTAL EQUITY AND LIABILITIES		55,656	86,674

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2019

(Expressed in thousands of U.S. Dollars)

	Issued Share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at January 1, 2017	1	110,013	(89,254)	20,760
Loss for the year	—	—	(6,475)	(6,475)
Other comprehensive income	—	—	—	—
Total comprehensive loss	—	—	(6,475)	(6,475)
Share-based payments (note 12)	—	30	—	30
Issuance of common shares (note 9)	11	27,271	—	27,282
Issuance of common stock due to exercise of warrants (note 9)	1	2,370	—	2,371
As at December 31, 2017	13	139,684	(95,729)	43,968
Loss for the year	—	—	(3,568)	(3,568)
Other comprehensive income	—	—	—	—
Total comprehensive loss	—	—	(3,568)	(3,568)
Share-based payments (note 12)	—	50	—	50
Issuance of common stock due to exercise of warrants (note 9)	—	600	—	600
As at December 31, 2018	13	140,334	(99,297)	41,050
Loss for the year	—	—	(36,351)	(36,351)
Other comprehensive income	—	—	—	—
Total comprehensive loss	—	—	(36,351)	(36,351)
Share-based payments (note 12)	—	40	—	40
Issuance of common stock due to conversion (note 11)	8	5,132	—	5,140
As at December 31, 2019	21	145,506	(135,648)	9,879

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2019

(Expressed in thousands of U.S. Dollars)

	Notes	2019	2018	2017
Operating activities
Loss for the year		(36,351)	(3,568)	(6,475)
Adjustments for:
Depreciation	5	4,721	4,601	4,854
Depreciation of deferred dry-docking costs	5	1,704	1,166	862
Payment of deferred dry-docking costs		(861)	(1,204)	(412)
Provision for staff retirement indemnities		(61)	5	4
Impairment loss	5	29,902	—	—
(Gain)/Loss on derivative financial instruments	11	(1,950)	131	—
Interest expense and finance costs	15	4,703	2,056	2,221
Interest income		(47)	—	(3)
Foreign exchange gains, net		(11)	(81)	181
Share based payment	12	40	50	30
(Increase)/decrease in:
Trade accounts receivable		337	(400)	66
Inventories		(895)	11	(145)
Prepayments and other assets		18	255	591
Increase/(decrease) in:
Trade accounts payable		(1,013)	1,303	(499)
Accrued liabilities and other payables		63	(258)	(726)
Deferred revenue		(86)	(216)	82
Net cash generated from operating activities		213	3,851	631
Cash flows from investing activities:
Purchase of vessel equipment		(54)	(26)	(245)
Purchases of office furniture and equipment		(13)	(100)	(21)
Interest received		47	—	3
Net cash used in investing activities		(20)	(126)	(263)
Cash flows from financing activities:
Proceeds from loans	4, 11	43,700	15,700	280
Repayment of long-term debt		(1,830)	(19,497)	(4,399)
Prepayment of long-term debt	11	(33,833)	—	—
Proceeds from issuance of share capital	9	—	600	9,653
Increase in restricted cash	3	(1,085)	(1,140)	—
Payment of financing costs		(880)	(203)	—
Payment of lease liability - principal		(30)	—	—
Interest paid		(3,915)	(1,895)	(3,309)
Net cash generated from/(used in) financing activities		2,127	(6,435)	2,225
Net increase/(decrease) in cash and cash equivalents		2,320	(2,710)	2,593
Cash and cash equivalents at the beginning of the year	3	46	2,756	163
Cash and cash equivalents at the end of the year	3	2,366	46	2,756

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of December 31, 2019:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	—	Management Co.

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

On October 15, 2018, the Company effected a ten-for-one reverse stock split which reduced number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts have been adjusted to give effect to the reverse stock split.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

The consolidated financial statements as of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019, were approved for issuance by the Board of Directors on March 30, 2020.

2.	Basis of Preparation and Significant Accounting Policies

2.1	Basis of Preparation: The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments which are measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ 000s) except when otherwise indicated.

Going concern basis of accounting:

As of December 31, 2019, the Company was in compliance with the loan covenants of the agreement with EnTrust with loan balance of $37,000 as of December 31, 2019.

As of December 31, 2019, the Company reported a working capital deficit of $3,242 and accumulated deficit of $135,648.

The current low charter rates for drybulk vessels as a result of the coronavirus outbreak and its effects on world trade and financial markets have been adversely affecting the Company. The Company’s cash flow projections indicated that cash on hand and cash to be generated by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these consolidated financial statements and the Company might not be able to meet the minimum liquidity requirements included in the loan agreement with EnTrust at certain measurement dates falling due within the 12 month period from the issuance of these financial statements.

The above conditions raise substantial doubt about the entity's ability to continue as a going concern. The Company is exploring several alternatives aiming to manage its working capital requirements and other commitments, including drawdown of additional funds available of $11,100 under the facility with Firment Shipping Inc, if needed raising of additional debt and discussions with other financial institutions and private funds to provide the Company with refinancing of the existing indebtedness. With respect to the Convertible Note that matures during March 2021 (Note 11), the Company anticipates that it will be converted to equity and no cash will be required for its repayment. As of December 31, 2019, the balance of the Convertible Note was approximately $3,579, principal and accrued interest. As of the date of issue of these consolidated financial statements, within the first quarter of 2020, an amount of approximately $1,168, principal and accrued interest, has already been converted to equity (see also Note 22).

Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. Management plans to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities including the available line of credit under the facility with Firment Shipping Inc. The Company is dependent upon the continuous support of its shareholder Firment Shipping Inc to continue as a going concern. If for any reason the Company is unable to continue as a going concern, this could have an impact on the Company’s ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in these consolidated financial statements.

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

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.2	Standards amendments and interpretations:

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2019.

∙	IFRS 16: Leases

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). The new standard requires lessees to recognize most leases on their financial statements. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged.

The Company has initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparative information presented for 2018 has not been restated and is presented as it was previously reported under IAS 17 and related interpretations. On transition, the Company has elected to apply the practical expedients available for leases with a remaining lease term of less than one year and leases of low value assets.

At transition, the Company identified the rental agreement with Cyberonica S.A., to give rise to a right of use asset and a corresponding liability estimated to approximately $674 as of January 1, 2019, calculated as the present value of minimum future lease payments. The discount rate used is the incremental cost of borrowing, amounting to 8%. In addition, the nature and recognition of expenses related to those leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The depreciation charge for right-of-use assets for the year ended December 31, 2019, was approximately $112 and the interest expense on lease liabilities for the same period was approximately $51. As of December 31, 2019, the net carrying amount of the right of use asset was $562.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $9,169 for the year ended December 31, 2019. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was approximately $6,454 for the year ended December 31, 2019.

∙	IFRS 9: Prepayment features with negative compensation (Amendment)

The Amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract (so that, from the perspective of the holder of the asset there may be ‘negative compensation’), to be measured at amortized cost or at fair value through other comprehensive income. Management has assessed that this amendment has no impact on the Company’s financial position or performance.

∙	IAS 28: Long-term Interests in Associates and Joint Ventures (Amendments)

The Amendments relate to whether the measurement, in particular impairment requirements, of long-term interests in associates and joint ventures that, in substance, form part of the ‘net investment’ in the associate or joint venture should be governed by IFRS 9, IAS 28 or a combination of both. The Amendments clarify that an entity applies IFRS 9 Financial Instruments, before it applies IAS 28, to such long-term interests for which the equity method is not applied. In applying IFRS 9, the entity does not take account of any adjustments to the carrying amount of long- term interests that arise from applying IAS 28. Management has assessed that these amendments have no impact on the Company’s financial position or performance.

∙	IFRIC INTERPETATION 23: Uncertainty over Income Tax Treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The Interpretation provides guidance on considering uncertain tax treatments separately or together, examination by tax authorities, the appropriate method to reflect uncertainty and accounting for changes in facts and circumstances. Management has assessed that this interpretation has no impact on the Company’s financial position or performance.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

∙	IAS 19: Plan Amendment, Curtailment or Settlement (Amendments)

The Amendments require entities to use updated actuarial assumptions to determine current service cost and net interest for the remainder of the annual reporting period after a plan amendment, curtailment or settlement has occurred. The Amendments also clarify how the accounting for a plan amendment, curtailment or settlement affects applying the asset ceiling requirements. Management has assessed that these amendments have no impact on the Company’s financial position or performance.

∙	The IASB has issued the Annual Improvements to IFRSs 2015 – 2017 Cycle, which is a collection of amendments to IFRSs. Management has assessed that these amendments have no impact on its financial position or performance.

∙	IFRS 3 Business Combinations and IFRS 11 Joint Arrangements: The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
∙	IAS 12 Income Taxes: The amendments clarify that the income tax consequences of payments on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits has been recognized.
∙	IAS 23 Borrowing Costs: The amendments clarify paragraph 14 of the standard that, when a qualifying asset is ready for its intended use or sale, and some of the specific borrowing related to that qualifying asset remains outstanding at that point, that borrowing is to be included in the funds that an entity borrows generally.

Standards issued but not yet effective and not early adopted:

∙	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. The application of this amendment will have no impact on the financial position or the performance of the Company since the Company is not an investment entity.

•	Conceptual Framework in IFRS standards

The IASB issued the revised Conceptual Framework for Financial Reporting on March 29, 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to affected standards in order to update references to the revised Conceptual Framework. Its objective is to support transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after January 1, 2020.

∙	IFRS 3: Business Combinations (Amendments)

The IASB issued amendments in Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments are effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted. Management does not expect that these amendments will have an impact on the Company’s financial position or performance.

∙	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of ‘material’ (Amendments)

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

∙	Interest Rate Benchmark Reform - IFRS 9, IAS 39 and IFRS 7 (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. Earlier application is permitted. In September 2019, th

e IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. Phase two will focus on issues that could affect financial reporting when an existing interest rate benchmark is replaced with a risk-free interest rate (an RFR). The amendments published, deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, which require forward-looking analysis. The amendments provided temporary reliefs, applicable to all hedging relationships that are directly affected by the interest rate benchmark reform, which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate. There are also amendments to IFRS 7 Financial Instruments: Disclosures regarding additional disclosures around uncertainty arising from the interest rate benchmark reform. Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

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

∙	Allowance for doubtful trade accounts receivable: Following adoption of IFRS 9 as of January 1, 2018, the Company measures allowance for all trade accounts receivable under the simplified model using the lifetime expected credit loss (“ECL”) approach. When estimating ECLs, the Company considers reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. Provisions for doubtful trade accounts receivable as of December 31, 2019 and 2018, were $23 and $68, respectively. No extra allowance for impairment over these receivables was recognized in opening accumulated deficit at January 1, 2018, on transition to IFRS 9.

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

∙	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

∙	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2019. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows. See notes 2.13 and 5.

∙	Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is depended on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including, expected volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 12.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters and bareboat, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight-line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 and the Company is required to disclose lease and non-lease components of lease revenue as explained in note 2.2 above. Associated voyage expenses are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

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

Vessel operating expenses: Vessel operating costs include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Under bareboat charter arrangements, these expenses are paid by the charterer and by the Company under time charter and voyage charter arrangements. Vessel operating expenses are accounted for on an accrual basis. Under a bareboat charter, the charterer assumes responsibility for all vessel operating expenses and risk of operation.

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, since the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign exchange gains/(losses), net in the consolidated statement of comprehensive loss.

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7	Trade accounts receivable, net: The amount shown as trade accounts receivable at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive loss. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The provision for doubtful accounts at December 31, 2019 was $23 (2018: $68).

2.8	Inventories: Inventories consist of lubricants, bunkers and gas cylinders and are stated at the lower of cost and net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and amortization of components attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively. During the third quarter of 2017, the Company adjusted the scrap rate from $200/ton to $250/ton due to the increased scrap rates worldwide. This resulted to a decrease of $86 to the depreciation charge included in the consolidated statement of comprehensive loss for 2017. During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of $178 to the depreciation charge included in the consolidated statement of comprehensive loss for 2018. During 2019 the Company maintained the same scrap rate.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease, it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in the line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive loss.

2.13	Impairment of non-financial assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive loss. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life (refer to note 5).

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in the income statement component of the consolidated statement of comprehensive loss when the liabilities are derecognised or impaired, as well as through the amortization process.

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made. For the year ended December 31, 2019, the Company deferred financing costs of $880, which relate to the costs incurred for the new loan agreement with EnTrust Global’s Blue Ocean Fund (see Note 11 for more details). For the year ended December 31, 2018, the Company deferred financing costs of $253, which relate to the costs incurred for the new loan agreement with Macquarie Bank International Limited (see Note 11 for more details). For the year ended December 31, 2017, the Company did not incur any financing costs.

2.16	Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive loss as incurred under “interest expense and finance costs” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised.

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by other factors such as length of ship employment for its customers i.e., spot or time charters or type of vessel. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies owned by Globus is under short-term contracts (usually up to nine months) and, accordingly, the Company is not liable for any pension or post-retirement benefits payable to the crew.

Provision for employees’ severance compensation: The Greek employees, of the Company are bound by the Greek Labour law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employee remains in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability which amounted to $26 as at December 31, 2019 (2018: $87), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

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

i. Classification and measurement of financial assets and financial liabilities

On January 1, 2018, the Company adopted IFRS 9. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

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

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

∙	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
∙	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

∙	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
∙	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants

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

The financial assets at amortized cost consist of trade accounts receivable and cash and cash equivalents.

Under IFRS 9, loss allowances are measured on either of the following bases:

∙	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
∙	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

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

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 180 days past due.

The Company considers a financial asset to be in default when:

∙	the counterparty is unlikely to pay its contractual obligations to the Company in full, without recourse by the Company to actions such as realising security (if any is held); or
∙	the financial asset is more than 1 year past due.

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

iii. Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

∙	the rights to receive cash flows from the asset have expired;
∙	the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or
∙	the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

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

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants

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

2.22	Leases – where the Company is the lessee: The Company applies a single recognition and measurement approach for all leases, except for short term leases and leases of low value assets. The Company recognizes lease liabilities to make payments and right of use assets representing the right of use of the underlying asset. The Company recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

At the commencement date of the lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including any in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and any amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.28	Fair value measurement: The Company measures financial instruments, such as, derivatives and non-financial assets at fair value at each reporting date. In addition, fair values of financial instruments measured at amortised cost are disclosed in note 21. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, a) in the principal market for the asset or the liability or b) in the absence of a principal market, in the most advantageous market for the asset or liability both being accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that the market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest. A fair value measurement of a non-financial asset takes into account the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

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

The Company engaged independent valuation specialists to determine the fair value of non-financial assets

2.29	Current versus non-current classification: The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification.

An asset as current when it is:

∙	Expected to be realised or intended to be sold or consumed in a normal operating cycle
∙	Held primarily for the purpose of trading
∙	Expected to be realised within twelve months after the reporting period
∙	Cash or cash equivalent

All other assets are classified as non-current.

A liability is current:

∙	It is expected to be settled in a normal operating cycle
∙	It is held primarily for the purpose of trading
∙	It is due to be settled within twelve months after the reporting period
∙	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants

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

The Company’s embedded derivatives are separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. The Company has determined there are derivative financial liabilities as of December 31, 2019 (see Note 11). The fair value of the embedded derivative instruments at December 31, 2019, is estimated using: i) the Black-Scholes option-pricing model for the embedded derivative included in the Firment Shipping Inc. Credit Facility with the following assumptions: (a) no dividend yield as the Company does not expect to pay a dividend in the foreseeable future, (b) weighted average expected volatility of 85%, (c) risk free rate of 1.59% determined by management using the applicable Treasury Bill as of the measurement date, (d) market value of common stock of $0.99 and (e) expected life of 0.89 years as at December 31, 2019 and ii) the least squares approach on the Monte Carlo simulation for the embedded derivative included into the Convertible Note with the following assumptions: (a) the closing stock price on December 31, 2019, of $0.99, (b) the average logarithmic price change during the 6 month historical period of -0.68%, (c) the daily volatility for the 6 month period preceding the valuation date of 5.31%, (d) 10,000 iterations, (e) 50 remaining trading days as at December 31, 2019, (f) 1.535% risk free rate determined by management using the applicable 3 month Treasury Bill as at December 31, 2019 and, (g) conversion and floor price of $1.00 per share.

For the year ended December 31, 2018, the fair value of the embedded derivative included into the Firment Shipping Credit Facility, was estimated using the Black-Scholes option-pricing model with the following assumptions: (a) no dividend yield as the Company did not expect to pay a dividend in the foreseeable future, (b) weighted average expected volatility of 80%, (c) risk free rate of 2.48% determined by management using the applicable Treasury Bill as of the measurement date, (d) market value of common stock of $2.88 and (e) expected life of 1.89 years as at December 31, 2018.

2.31	Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise they are classified as non-current assets.

3	Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2019	2018
Cash on hand	10	46
Cash at banks	2,356	—
Total	2,366	46

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2019 and 2018, was $2,366 and $46, respectively. In addition, as of December 31, 2019, the Company had available $11,100 (2018: $12,800) of undrawn borrowing facilities (note 11).

As at December 31, 2019, the Company had pledged an amount of $2,435, $1,250 in non-current assets and $1,185 in current assets ($1,350 as at December 2018 in current assets) in order to fulfil collateral requirements. The fair value of the restricted cash as at December 31, 2019, was $2,435, $1,250 in non-current assets and $1,185 in current assets and at December 31, 2018, was $1,350 in current assets. The cash and cash equivalents are held with reputable bank and financial institution counterparties.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 1,252,258 common shares as of December 31, 2019, through Firment Shipping Inc., a Marshall Islands corporation controlled by Mr. George Feidakis. As at December 31, 2019 and 2018, Mr. George Feidakis beneficially owned 24% and 44.3%, respectively, of Globus’ shares. Mr. George Feidakis is also the chairman of the Board of Directors of Globus.

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2019, 2018 and 2017:

In August 2006, Globus had entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (an affiliate of Globus’s chairman). In 2016 the Company renewed the rental agreement at a monthly rate of Euro 10,360 (absolute amount) ($11.9) with a lease period ending January 2, 2025. The Company does not presently own any real estate. During the years ended December 31, 2019, 2018 and 2017, the rent charged amounted to $139, $147 and $140, respectively. The rental expense for the years ended December 31, 2018 and 2017 was recognised in the respective income statement component of the consolidated statement of comprehensive loss under administrative expenses payable to related parties. As of December 31, 2018, $427 of rent expense was due and unpaid and was classified as trade accounts payable in the consolidated statement of financial position.

As of January 1, 2019, following the adoption of IFRS 16, the Company identified the rental agreement with Cyberonica S.A. to give rise to a right of use asset and a corresponding liability estimated to approximately $674 (please refer to note 2.2). The depreciation charge for right-of-use asset for the year ended December 31, 2019, was approximately $112 and the interest expense on lease liabilities for the same period was approximately $51 and recognised in the income statement component of the consolidated statement of comprehensive loss under depreciation and interest expense and finance costs, respectively.

As of December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer. On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of its CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO at an annual fee of Euro 200,000 (absolute amount) (approx. $224). The related expense for the years ended December 31, 2019, 2018 and 2017, amounted to $224, $235 and $229, respectively.

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

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

In January 2016, Globus Maritime Limited entered into a credit facility for up to $3,000 with Silaner Investments Limited, an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (the “Silaner Credit Facility”) The Silaner Credit Facility was unsecured and remained available until its final maturity date at January 12, 2018. The Company had the right to drawdown any amount up to $3,000 or prepay any amount in multiples of $100. Any prepaid amount could have been re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 5% per annum and no commitment fee was charged on the amounts remaining available and undrawn.

For the year ended December 31, 2017, Globus recognised interest expense of $3. The expense was classified in the income statement component of the consolidated statement of comprehensive loss under interest expense and finance costs and the interest payable was classified in the statement of financial position under accrued liabilities and other payables.

The second loan amendment agreement in connection with the closing of the February 2017 private placement was entered into by the Company with Silaner Investments Limited, the lender of the Silaner Credit Facility. Silaner Investments Limited released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner Investments Limited, 311,500 common shares and a warrant to purchase 114,944 common shares at a price of $16 per share. During 2017, the Company drew down $ 280 under this facility. As of December 31, 2017, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. The Silaner Credit Facility was terminated on January 12, 2018.

In June 2016, Globus entered into a consultancy agreement with Eolos Shipmanagement S.A., an affiliate of the Company’s chairman, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company received a daily fee of $1. This agreement was terminated on January 31, 2017. For the year ended 2017, the total income from these fees amounted to $31 and is classified in the income statement component of the consolidated statement of comprehensive loss under management and consulting fee income.

In November 2018, Globus entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (“Firment Shipping Credit Facility”). The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at April 1, 2021, as amended (Note 22). The Company has the right to draw-down any amount up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Draw-down Date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest is charged. Globus also has the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Firment Shipping Credit Facility into common stock. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. (“VWAP”) over the pricing period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or, (ii) Two US Dollars and Eighty Cents ($2.80).

On April 23, 2019, the Company converted to share capital, as per the conversion clause included in the Firment Shipping Credit Facility the outstanding principal amount of $3,100 plus the accrued interest of $70 at a conversion price of $2.80 per share and issued 1,132,191 new common shares to Firment Shipping Inc. This conversion resulted to a gain of approximately $117, which was classified under “gain on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

As of December 31, 2019 and 2018, the amount drawn and outstanding with respect to the Firment Shipping Credit Facility was $800 and $2,200, respectively and was classified under long-term borrowings, net of the current portion and the fair value of the derivative financial instruments in the consolidated statement of financial position (see Note 11). For the year ended December 31, 2019 and 2018, Globus recognised interest expense of $96 and $12, respectively classified in the income statement component of the consolidated statement of comprehensive loss under interest expense and finance costs and interest payable is classified in the consolidated statement of financial position under accrued liabilities and other payables. As of December 31, 2019 and 2018, there was an amount of $11,100 and $12,800, respectively, available to be drawn under the Firment Shipping Credit Facility.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remain the Company’s Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, such as sales of shares.

As of December 31, 2019 and 2018, the Company was in compliance with the loan covenants of the Firment Shipping Credit Facility.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2019	2018	2017
Director’s remuneration	147	145	145
Share-based payments	40	40	40
Total	187	185	185

As of December 31, 2019 and 2018, $318 and $201 of the compensation to non-executive directors was remaining due and unpaid, respectively. Amounts payable to non-executive directors are classified as trade accounts payable in the consolidated statements of financial position.

Compensation to the Company’s executive director is analysed as follows:

	For the year ended December 31,
	2019	2018	2017
Short-term employee benefits	224	235	229
Total	224	235	229

As of December 31, 2019 and 2018, $556 and $391 of the compensation to the executive director was remaining due and unpaid, respectively.

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels accumulated depreciation	Dry docking costs	Accumulated depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2017	179,156	(87,871)	3,854	(3,347)	91,792
Additions/ (Dry Docking Component)	245	—	976	—	1,221
Depreciation expense	—	(4,831)	—	(862)	(5,693)
Balance at December 31, 2017	179,401	(92,702)	4,830	(4,209)	87,320
Additions/ (Dry Docking Component)	26	—	2,148	—	2,174
Depreciation expense	—	(4,578)	—	(1,166)	(5,744)
Balance at December 31, 2018	179,427	(97,280)	6,978	(5,375)	83,750
Additions/ (Dry Docking Component)	54	—	622	—	676
Impairment loss	(29,902)	—	—	—	(29,902)
Depreciation expense	—	(4,578)	—	(1,704)	(6,282)
Balance at December 31, 2019	149,579	(101,858)	7,600	(7,079)	48,242

For the purpose of the consolidated statement of comprehensive loss, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2019	2018	2017
Vessels depreciation	4,578	4,578	4,831
Depreciation on office furniture and equipment	31	23	23
Depreciation of right of use asset	112	—	—
Total	4,721	4,601	4,854

The Company’s vessels have been pledged as collateral to secure the bank loans discussed in note 11.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5	Vessels, net (continued)

Impairment of non-financial assets: As of December 31, 2019, the Company performed an assessment on whether there were indicators that a vessel(s) may be impaired. As impairment indicators were identified, discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. For the discount factor, the Company applied the Weighted Average Cost of Capital rate that was calculated to be 9.42% as at December 31, 2019. The projected net discounted future cash flows for the first year were determined by considering an estimated daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e. Forward Freight Agreements) time charter rate for the year of 2020 for each type of vessel. For the remaining useful life of the vessels, the Company used the historical ten-year blended average one-year time charter rates substituting for the year 2016 that was considered as extreme values, with the year 2009. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual increase rate of 1% based on the historical trend derived from actual results for the Company’s vessels since their delivery under Company’s technical management. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. Effective fleet utilization was assumed at 87% and 90% (including ballast days) for the Supramaxes and the Panamaxes, respectively taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

As of December 31, 2019, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $29,902. As of December 31, 2018 and 2017, no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts.

The impairment loss for the year ended December 31, 2019, analysed by vessel is as follows:

Vessel
m/v River Globe	(6,920)
m/v Sky Globe	(8,074)
m/v Star Globe	(7,197)
m/v Sun Globe	(4,797)
m/v Moon Globe	(2,914)
Impairment loss	(29,902)

As of December 31, 2019 the recoverable amount for each vessel was as follows:

	December 31,
Vessels	2019	Recoverable amount
m/v River Globe	7,752	At fair value less costs of disposal
m/v Sky Globe	8,971	At fair value less costs of disposal
m/v Star Globe	9,458	At fair value less costs of disposal
m/v Sun Globe	11,165	At fair value less costs of disposal
m/v Moon Globe	10,896	At value in use
Total:	48,242

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6	Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2019	2018
Lubricants	295	313
Gas cylinders	79	78
Bunkers	1,171	259
Total	1,545	650

7	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2019 and 2018, amounted to $4,735 and $6,433, respectively. Trade accounts payable are non-interest bearing.

8	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2019	2018
Accrued interest	307	114
Accrued audit fees	56	57
Other accruals	1,435	999
Insurance deductibles	132	102
Other payables	41	47
Total	1,971	1,319

∙	Interest is normally settled quarterly throughout the year.
∙	Other payables are non-interest bearing.

9	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2019	2018	2017
Authorised share capital:
500,000,000 Common shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B Common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9	Share Capital and Share Premium (continued)

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

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2017	262,755	1
Issued during the year for share based compensation (note 12)	2,094	—
Issuance of common stock	2,750,000	11
Issuance of common stock due to exercise of warrants	148,181	1
As at December 31, 2017	3,163,030	13
Issued during the year for share based compensation (note 12)	8,797	—
Issuance of common stock due to exercise of warrants	37,500	—
As at December 31, 2018	3,209,327	13
Issued during the year for share based compensation (note 12)	17,998	—
Issuance of common stock due to conversion of loan	1,999,834	8
As at December 31, 2019	5,227,159	21

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

As of December 31, 2019, in connection with the February 2017 private placement, the February 2017 Warrants outstanding had not been exercised and had expired, while as of December 31, 2018, the outstanding warrants were exercisable for an aggregate of 3,052,321 common shares.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9	Share Capital and Share Premium (continued)

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

Under the terms of the October 2017 Warrant, the purchaser could not exercise its warrant to the extent such exercise would cause the purchaser, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which could be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of Globus’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the October 2017 Warrant which were not exercised. This provision did not limit the purchaser from acquiring up to 4.99% of the Company’s common shares, selling all of its common shares, and re-acquiring up to 4.99% of the Company’s common shares. The October 2017 Warrant were exercisable for 24 months after its issuance.

As of December 31, 2019, in connection with the October 2017 SPA, the October 2017 Warrant outstanding had not been exercised and had expired, while as of December 31, 2018, the outstanding warrants were exercisable for an aggregate of 1,250,000 common shares.

The Company during 2017 had recorded $218 expense in connection with these warrants which was deducted from share premium in equity.

During the years ended December 31, 2019, 2018 and 2017, Globus issued 17,998, 8,797 and 2,094 common shares, respectively as share-based payments.

As of December 31, 2019, 2018 and 2017, the Company had no series A preferred shares outstanding.

As of December 31, 2019, 2018 and 2017, no Class B shares were outstanding.

On April 23, 2019, the outstanding principal amount of $3,100 plus the accrued interest of $70 outstanding under the Firment Shipping Inc. Credit Facility was converted to share capital at a conversion price of $2.80 per share and, accordingly, the Company issued 1,132,191 new common shares to Firment Shipping Inc.

During the year ended December 31, 2019, an amount corresponding to $ 1,691,250 plus the accrued interest of $97,311 under the Convertible Note with Arnaki (Note 11) was converted to share capital and the Company issued 867,643 new common shares to Arnaki.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the Globus initial and follow-on public offerings, the effects of the settlement of the related party loans (note 4) with the issuance of the Company’s common shares and the effects of the share based payments described in note 12. Accordingly, at December 31, 2019, 2018 and 2017, Globus share premium amounted to $145,506, $140,334 and $139,684, respectively.

10	Loss per Share

Basic loss per share (‘‘LPS’’) is calculated by dividing the net loss for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted loss per share is calculated by dividing the net loss attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive. As the Company reported losses for the years ended December 31, 2019, 2018 and 2017, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10	Loss per Share (continued)

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the year ended December 31,
	2019	2018	2017
Loss attributable to common equity holders	(36,351)	(3,568)	(6,475)
Weighted average number of shares for basic and diluted LPS	4,165,919	3,200,927	2,574,995

11	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A. & Longevity Maritime Limited	37,000	(741)	36,259
(b)	Globus Maritime Ltd. – Firment Shipping Inc.	307	—	307
(c)	Globus Maritime Ltd. – Convertible Note	1,180	—	1,180

	Total at December 31, 2019	38,487	(741)	37,746
	Less: Current Portion	(1,487)	292	(1,195)
	Long-Term Portion	37,000	(449)	36,551

	Total at December 31, 2018	37,163	(295)	36,868
	Less: Current Portion	(35,663)	295	(35,368)
	Long-Term Portion	1,500	—	1,500

(a)	In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd.(the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility will be referred as EnTrust loan facility.

On June 24, 2019, the Company drew down $37,000 under the EnTrust loan facility and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The “EnTrust” loan facility consists of five Tranches:

Tranche (A) of $6,375 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v River Globe. The balance outstanding of tranche (A) at December 31, 2019, was $6,375 payable in 6 equal quarterly instalments of $266 starting, March 2021, as well as a balloon payment of $4,779 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which will be applied against the balloon amount.

Tranche (B) of $7,375 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Sky Globe. The balance outstanding of tranche (B) at December 31, 2019, was $7,375 payable in 6 equal quarterly instalments of $230 starting, March 2021, as well as a balloon payment of $5,995 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which will be applied against the balloon amount.

Tranche (C) of $7,750 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Star Globe. The balance outstanding of tranche (C) at December 31, 2019, was $7,750 payable in 6 equal quarterly instalments of $215 starting, March 2021, as well as a balloon payment of $6,460 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which will be applied against the balloon amount.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Long-Term Debt, net (continued)

Tranche (D) of $6,500 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Moon Globe. The balance outstanding of tranche (D) at December 31, 2019, was $6,500 payable in 6 equal quarterly instalments of $406 starting, March 2021, as well as a balloon payment of $4,064 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which will be applied against the balloon amount.

Tranche (E) of $9,000 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Sun Globe. The balance outstanding of tranche (E) at December 31, 2019, was $9,000 payable in 6 equal quarterly instalments of $375 starting, March 2021, as well as a balloon payment of $6,750 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which will be applied against the balloon amount.

The total amount of borrowing costs that were capitalized for this loan facility amounted to $880 which will be amortized over the term of this loan facility.

The loan is secured by, among other things:

o	First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe.
o	Guarantee from Globus and joint liability of the vessel owning companies.
o	Shares pledges respecting each borrower.
o	Pledges of bank accounts, charter assignments, and a general assignment over each ship’s earnings, insurances and any requisition compensation in relation of that ship.

The EnTrust loan facility contains various covenants requiring the vessels owning companies and/or Globus to, amongst others things, ensure that:

∙	The Borrowers shall maintain a minimum liquidity at all times of not less than $250 for each mortgaged ship.

∙	The Parent Guarantor shall maintain, on a consolidated basis, at the end of each calendar quarter liquid funds in an amount, in aggregate, of not less than 5 per cent of the consolidated “Financial Indebtedness”, as described in the loan agreement, of the Group as reflected in the most recent financial statements of the Parent Guarantor.

∙	Each Borrower shall maintain in its earnings account during a “Cash Sweep Period”, which is the period commencing on the relevant Utilisation Date and ending on September 30, 2019 and each three-month period thereafter commencing on January 1, April 1, July 1 and October 1, in each financial year of that Borrower, with the last such three-month period commencing on June 30, 2020 and ending on September 30, 2020, the applicable “Buffer Amount”, which is in relation to a Borrower for a Cash Sweep Period, the product of:

(a) an amount equal to the lower of:

(i) $1,000; and

(ii) the difference between the daily time charter equivalent rate of the Ship owned by that Borrower, as evidenced in the management accounts, and the “Break-Even Expenses”, as described in the loan agreement, of that ship for that Cash Sweep Period; and

(b) the actual number of days lapsed during that Cash Sweep Period for that Borrower.

∙	Each of Borrower B, Borrower C and Borrower D shall create a reserve fund in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for the Ship owned by it, by maintaining in the Reserve Account a minimum credit balance (the "Accruing Dry Docking and Special Survey Reserves") which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship), in an amount equal to, at each Quarter End Date, the product of:

(i) $500; and

(ii) the number of days elapsed from the relevant Utilisation Date until such Quarter End Date, and that Borrower shall ensure that the credit balance of the Reserve Account shall be increased to meet the required amount of the Accruing Dry Docking and Special Survey Reserves by no later than each Quarter End Date.

Each of Borrower A and Borrower E shall deposit on the relevant Utilisation Date in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for Ship which is owned by it, a minimum credit balance in an amount equal to $450 which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Long-Term Debt, net (continued)

∙	No Borrower shall incur or permit to be outstanding any Financial Indebtedness except “Permitted Financial Indebtedness”.

"Permitted Financial Indebtedness" means:

(a) any Financial Indebtedness incurred under the Finance Documents;

(b) any Financial Indebtedness that is subordinated to all Financial Indebtedness incurred under the Finance Documents pursuant to a Subordination Agreement or otherwise and which is, in the case of any such Financial Indebtedness of the Borrower, the subject of Subordinated Debt Security; and

(c) any “Permitted Trade Debt”.

"Permitted Trade Debt" means any trade debt on arm's length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing a Ship which remains unpaid for over 15 days of its due date and which does not exceeds $400 (or the equivalent in any other currency) per Ship at any relevant time

As of December 31, 2019, the Company was in compliance with the covenants of EnTrust Loan Agreement.

(b)	In November 2018, Globus Maritime Limited entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (Note 4). The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date on April 1, 2021, as amended (Note 22). The Company has the right to draw-down any amount of up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the draw-down date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest is charged.

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

As per the conversion clause included in the Firment Shipping Credit Facility, the Company has recognized this agreement as a hybrid financial instrument which includes an embedded derivative. This embedded derivative component was separated from the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the income statement component of the consolidated statement of comprehensive loss. For the year ended December 31, 2019 and 2018, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $800 and $2,200, respectively. The non-derivative host at December 31, 2019 and 2018 amounted to $307 and $1,500, respectively and was classified under “current portion of long-term borrowings” and “non-current portion of long-term borrowings”, respectively in the consolidated statements of financial position. The derivative component at December 31, 2019 and 2018 amounted to $524 and $831, respectively and was classified under “fair value of derivative financial instruments, current” and “fair value of derivative financial instruments, non-current”, respectively in the consolidated statements of financial position.

On April 23, 2019, the Company converted to share capital, as per the conversion clause included in the Firment Shipping Credit Facility the outstanding principal amount of $3,100 plus the accrued interest of $70 with a conversion price of $2.80 per share and issued 1,132,191 new common shares on behalf of Firment Shipping Inc. This conversion resulted to a gain of approximately $117, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

For the year ended December 31, 2019 and 2018, the Company recognized a gain on this derivative financial instrument amounting to $135 and a loss of $131, respectively, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

As of December 31, 2019 and 2018, there was an amount of $11,100 and $12,800, respectively, available to be drawn under the Firment Shipping Credit Facility.

The Firment Shipping Credit Facility requires that Mr. Athanasios Feidakis remain the Company’s Chief Executive Officer and that Firment Shipping Inc. maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, Inc. such as sales of shares.

As of December 31, 2019 and 2018, the Company in compliance with the loan covenants of the Firment Shipping Credit Facility.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Long-Term Debt, net (continued)

(c)	On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matured upon the anniversary of its issue. On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waives the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and does not require the Company to repay the Convertible Note until March 13, 2021. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. With respect to the Convertible Note, the Company also signed a registration rights agreement with the private investor pursuant to which it agreed to register for resale the shares that could be issued pursuant to the Convertible Note. The registration rights agreement contains liquidated damages if the Company is unable to register for resale the shares into which the Convertible Note may be converted and maintain such registration.

As per the conversion clause included in the Convertible Note, the Company has recognized this agreement as a hybrid financial instrument which includes an embedded derivative. This embedded derivative component was separated from the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the income statement component of the consolidated statement of comprehensive loss. The initial amount drawn with respect to the Convertible Note was $5,000. The non-derivative host and the derivative component that was initially recognized amounted to $1,783 and $3,217, respectively.

The non-derivative host at December 31, 2019, amounted to $1,180 and was classified under “current portion of long-term borrowings” in the consolidated statement of financial position. The derivative component at December 31, 2019, amounted to $98 and was classified under “fair value of derivative financial instruments - current” in the consolidated statement of financial position.

As of December 31, 2019, the amount outstanding with respect to the Convertible Note was $3,309.

For the year ended December 31, 2019, the Company recognized a gain on this derivative financial instrument amounting to $1,815, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

(d)	In February 2015, Devocean Maritime Ltd., Domina Maritime Ltd and Dulac Maritime S.A. (“Devocean et al.”), vessel owning companies of m/v River Globe, m/v Sky Globe and m/v Star Globe, respectively, entered into a loan agreement for up to $30,000 with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) (the “Bank”) for the purpose of partially prepaying the then outstanding secured reducing revolving credit facility with Credit Suisse AG. On March 3, 2015, Devocean et al. drew down $29,405 and the Company prepaid $30,000 to Credit Suisse AG reducing the balance due to Credit Suisse AG to $5,000, which was settled in July 2015. As at June 27, 2019, the balances of all tranches of $20,776 were fully repaid using the proceedings from the new loan agreement with EnTrust loan facility.

(e)	In December 2018, Globus through its wholly owned subsidiaries, Artful Shipholding S.A. (“Artful”) and Longevity Maritime Limited (“Longevity”), entered into the Macquarie Loan Agreement for an amount up to $13,500 with Macquarie Bank International Limited. In December 2018, $6,000 (Artful Advance) and $7,500 (Longevity Advance) were drawn down for the purpose of partly refinancing the existing DVB Loan Agreement for m/v Moon Globe and m/v Sun Globe, respectively. As at June 28, 2019, the balance of all tranches of $13,057 were fully repaid using the proceedings from the new loan agreement with EnTrust loan facility.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Long-Term Debt, net (continued)

The contractual annual loan principal payments per lender to be made subsequent to December 31, 2019, assuming that the lenders will not demand the repayment of the loans before their maturity, were as follows:

	(a)	(b)		(c)		Total
December 31,	EnTrust	Firment		Convertible Note
2020	—	800	*	3,309	*	4,109
2021	5,970	—		—		5,970
2022 and thereafter	31,030	—		—		31,030
Total	37,000	800		3,309		41,109

* This table represents the maturities before the waivers/extensions acquired within the first quarter of 2020 (see note 22).

The contractual annual loan principal payments per bank loan to be made subsequent to December 31, 2018, assuming that the lenders will not demand the repayment of the loans before their maturity, were as follows:

	(d)	(b)	(e)
	Hamburg Commercial Bank AG	Firment Shipping Inc.	Macquarie Bank International Limited		Total
December 31			Advance (A)	Advance (B)
2019	22,163	—	889	882	23,934
2020	—	2,200	889	882	3,971
2021	—	—	889	882	1,771
2022	—	—	889	882	1,771
2023 and thereafter	—	—	2,444	3,972	6,416
Total	22,163	2,200	6,000	7,500	37,863

The weighted average interest rate for the years ended December 31, 2019 and 2018 was 8.66% and 4.97%, respectively.

12	Share Based Payment

Share-based payments are quarterly restrictive share issued to the Company’s Non-executive directors for their services and in accordance with appointment letters.

Share based payment comprise the following:

Year 2019	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors’ payment (1)	17,998	—	40	—
Balance at December 31, 2019	17,998	—	40	—

(1) These amounts relate to the shares issued in 2019, not to the shares approved for issuance for the year.

Year 2018	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors’ payment (1)	8,797	—	50	—
Balance at December 31, 2018	8,797	—	50	—

(1) These amounts relate to the shares issued in 2018, not to the shares approved for issuance for the year.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12	Share Based Payment (continued)

Year 2017	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors payment (1)	2,094	—	30	—
Balance at December 31, 2017	2,094	—	30	—

(1) These amounts relate to the shares issued in 2017, not to the shares approved for issuance for the year.

13	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statements of comprehensive loss consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2019	2018	2017
Commissions	224	281	241
Bunkers expenses	1,634	716	968
Other voyage expenses	240	191	143
Total	2,098	1,188	1,352

Vessel operating expenses consisted of:

	For the year ended December 31,
	2019	2018	2017
Crew wages and related costs	4,670	4,766	4,645
Insurance	664	607	742
Spares, repairs and maintenance	1,884	2,721	2,222
Lubricants	517	501	496
Stores	820	1,000	783
Other	327	330	247
Total	8,882	9,925	9,135

14	Administrative Expenses

The amount shown in the consolidated statements of comprehensive loss is analysed as follows:

	For the year ended December 31,
	2019	2018	2017
Personnel expenses	1,006	778	628
Audit fees	98	103	101
Travelling expenses	3	5	3
Consulting fees	191	76	54
Communication	7	9	11
Stationery	2	2	2
Greek tax authorities (note 19)	116	118	116
Other	160	265	309
Total	1,583	1,356	1,224

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

15	Interest Expense and Finance Costs

The amounts in the consolidated statements of comprehensive loss are analysed as follows:

	For the year ended December 31,
	2019	2018	2017
Interest payable on long-term borrowings	3,603	2,004	1,778
Bank charges	28	29	34
Amortization of debt discount	383	23	84
Operating lease liability interest	51	—	—
Other finance expenses	638	—	325
Total	4,703	2,056	2,221

16	Dividends

No dividends were declared or paid on common shares during the years ended December 31, 2019, 2018 and 2017.

17	Contingencies

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

18	Commitments

The Company enters into time charter and bareboat charter arrangements on its vessels. There were no non-cancellable arrangements as of December 31, 2019. As of December 31, 2018, the non-cancellable arrangements had remaining terms between five days to seven months, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2019 and 2018, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration and early delivery of the vessels by the charterers is not accounted for):

	2019	2018
Within one year	—	2,991
Total	—	2,991

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2019, 2018 and 2017, the Company was a party to a lease agreement as lessee (note 4). The lease relates to the rental of office premises at a monthly rate of Euro 10,360 (absolute amount) and for a lease period ending January 2, 2025.

The future minimum lease payments under this agreement as of December 31, 2018 and 2017, assuming a Euro: US dollar exchange rate for 2018 1:1.14 and for 2017: 1:1.20, were as follows:

	2018	2017
Within one year	142	149
After one year but not more than five years	567	596
More than five years	142	299
Total	851	1,044

Total rent expense under operating leases for the years ended December 31, 2018 and 2017, amounted to $147 and $140 respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

18	Commitments (continued)

As further discussed in note 4, on January 1, 2019, following the adoption of IFRS 16, the Company recognised a right of use asset and a corresponding liability of approximately $674 with respect to the rental agreement. The depreciation charge for right-of-use assets for the year ended December 31, 2019, was approximately $112 and the interest expense on lease liability for the same period was approximately $51 and recognised in the income statement component of the consolidated statement of comprehensive loss under depreciation and interest expense and finance costs, respectively.

At December 31, 2019, the current and non-current lease liability amounted to $208 and $469, respectively and are included in the accompanying consolidated statement of financial position.

19	Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of loss.

Greek Authorities Tax

In January 2013, the tax Law 4110/2013 amended the long-standing provisions of art. 26 of Law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89/67 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax satisfies all income tax obligations of both the shipowning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As of December 31, 2019, 2018 and 2017, the tax expense under the law amounted to $116, $118 and $116, respectively and is included in administrative expenses in the consolidated statements of comprehensive loss.

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

Application of § 883 of the Code for the year ended December 31, 2019

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

19	Income Tax (continued)

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

For the year ended December 31, 2019, Globus and its wholly owned subsidiaries deriving income from the operation of international ships are organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus’s common shares, representing more than 50% of the voting power and value in Globus, were primarily and regularly traded on the Nasdaq Capital Market, which is an established securities market. Although Globus’s ship-owning and operating subsidiaries were not publicly traded, they should qualify for the qualified shareholder test by virtue of their ownership by Globus. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that rely on § 883 for exempting U.S. source income from the international operation of ships should not be subject to U.S. federal income tax for the year ended December 31, 2019. Globus anticipates it and its relevant subsidiaries income will continue to be exempt in the future from U.S. federal income tax.

However, in the future, Globus or its subsidiaries may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to the U.S. federal income tax on future U.S. source shipping income.

Under the laws of the Republic of Malta, the country of incorporation of one of the Company’s vessel-owning company’s, this vessel-owning company is not liable for any income tax on its income derived from shipping operations. The Republic of Malta is a country that has an income tax treaty with the United States. Accordingly, income earned by vessel-owning companies organized under the laws of the Republic of Malta may qualify for a treaty-based exemption. Specifically, under Article 8 (Shipping and Air Transport) of the treaty sets out the relevant rule to the effect that profits of an enterprise of a Contracting State from the operation of ships in international traffic shall be taxable only in that State.

20	Financial risk management objectives and policies

The Company’s financial liabilities are long term borrowings, trade and other payables and the financial derivative instrument. The main purpose of these financial liabilities is to assist in the financing of Company’s operations and the acquisition of vessels. The Company has various financial assets such as trade accounts receivable and cash and short-term deposits, which arise directly from its operations. The main risks arising from the Company’s financial instruments are cash flow interest rate risk, credit risk, liquidity risk and foreign currency risk.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

20	Financial risk management objectives and policies (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As of December 31, 2018, 6% of the Company’s long term borrowings were at a fixed rate of interest and as of December 31, 2019, 10% of the Company’s long term borrowings were at a fixed rate of interest.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s loss.

	Increase/(Decrease) in basis points	Effect on loss

2019
$ Libor	+15	(55)
	-20	73
2018
$ Libor	+15	(60)
	-20	80

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s loss due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2019 and 2018, was not material.

	Change in rate	Effect on loss

2019	+10%	(255)
	-10%	255

2018	+10%	(284)
	-10%	284

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2019, 2018 and 2017:

	2019	%	2018	%	2017	%
A	3,476	22%	3,679	21%	1,404	10%
B	—	—	2,873	17%	—	—
C	—	—	—	—	1,849	13%
D	—	—	—	—	1,459	11%
Other	12,147	78%	10,802	62%	9,140	66%
Total	15,623	100%	17,354	100%	13,852	100%

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

20	Financial risk management objectives and policies (continued)

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

The table below summarises the maturity profile of the Company’s financial liabilities (including interest) at December 31, 2019 and 2018, assuming that the lenders will not demand the repayment of the loans before their maturity, based on contractual undiscounted cash flows.

Year ended December 31, 2019*	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	4,674	3,776	42,247	—	50,697
Lease liabilities	126	106	567	1	800
Accrued liabilities and other payables	1,971	—	—	—	1,971
Trade payables	4,735	—	—	—	4,735
Total	11,506	3,882	42,814	1	58,203

*	This table includes both the derivative component and the non-derivative host of the hybrid agreements of both the Firment Shipping Credit Facility and the Convertible Note (see note 11).

Year ended December 31, 2018*	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	1,720	24,502	16,465	—	42,687
Accrued liabilities and other payables	1,319	—	—	—	1,319
Trade payables	6,433	—	—	—	6,433
Total	9,472	24,502	16,465	—	50,439

*	This table includes both the derivative component and the non-derivative host of the hybrid agreement with Firment Shipping Credit Facility (see note 11)

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios (refer to note 11). No changes were made in the objectives, policies or processes during the years ended December 31, 2019 and 2018. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt.

The Company includes within net debt, interest bearing loans gross of unamortized debt discount, less cash.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

20	Financial risk management objectives and policies (continued)

Adjusted book capitalization refers to total equity adjusted for the market value of the Company’s vessels. The Company’s policy is to keep the ratio described above between a range of 60% - 80%.

	December 31,
	2019	2018
Interest bearing loans	38,487	37,163
Cash (including restricted cash)	(4,801)	(1,396)
Net debt	33,686	35,767

Equity	9,879	41,050
Adjustment for the market value of vessels (charter-free)	(2,902)	(27,500)
Adjusted book capitalization	6,977	13,550

Adjusted book capitalization plus net debt	40,663	49,317
Ratio	83%	73%

The Company’s objective is to maintain the ratio of net debt to adjusted capitalization plus net debt to the range of 60%- 80%. Net debt as calculated above is not consistent with the International Financial Reporting Standards (“IFRS”) definition of debt.

The following reconciliation is provided:

	December 31,
	2019	2018
Debt in accordance with IFRS (long and short-term borrowings)	37,746	36,868
Add: Unamortized debt discount	741	295
	38,487	37,163
Less: Cash and bank balances and bank deposits (including restricted cash)	4,801	1,396
Net debt	33,686	35,767

21	Fair values

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

	Carrying amount	Fair value
(in thousands of USD)	Financial assets	Level 1	Level 2	Level 3	Total
December 31, 2019
Financial assets measured at fair value
Vessels (see also note 5)	37,346	37,346	—	—	37,346
	37,346
	Other financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	622	—	—	622	622
	622

Financial liabilities not measured at fair value
Long-term borrowings	38,487	—	39,853	—	39,853
	38,487

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

21	Fair values (continued)

	Carrying amount	Fair value
(in thousands of USD)	Other financial liabilities	Level 1	Level 2	Level 3	Total
December 31, 2018

Financial liabilities measured at fair value
Derivative financial instruments	831	—	—	831	831
	831

Financial liabilities not measured at fair value
Long-term borrowings	37,163	—	37,030	—	37,030
	37,163

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Vessels	Quoted (unadjusted) prices in active markets for identical assets less costs of disposal	-

Derivative financial instruments:
Firment	Black-Scholes model	Refer to note 2.30
Convertible Note	Monte Carlo model	Refer to note 2.30

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2018 and 2019.

22	Events after the reporting date

Further to the conversion clause included into the Convertible Note up to March 2020 a total amount of approximately $1,168, principal and accrued interest, was converted to share capital with the conversion price of $1 per share and a total number of 1,167,767 new shares issued in name of the holder of the Convertible Note. On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waives the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and does not require the Company to repay the Convertible Note until March 13, 2021.

On March 23, 2020, the Company and Firment Shipping Inc. agreed to extend the final maturity of the Firment Shipping Credit Facility to April 1, 2021 keeping all the other terms of the Credit Facility unchanged.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

22	Events after the reporting date (continued)

On March 6, 2020, the Company announced that it had received written notification from The Nasdaq Stock Market (“Nasdaq”) dated March 2, 2020, indicating that because the closing bid price of the Company’s common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until August 31, 2020. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

The World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) a global pandemic. The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures and restrictions on travel, as well as potential labor shortages resulting from the outbreak, are expected to slow down production of goods worldwide and decrease the amount of goods exported and imported worldwide. Some experts fear that the economic consequences of the coronavirus could cause a recession that outlives the pandemic.

Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that we and our competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. It is possible that charterers may try to invoke force majeure clauses as a result.

Although it is too early to assess the full impact of the coronavirus outbreak on global markets, and particularly on the shipping industry, the pandemic has already added, and could continue to add, pressure to shipping freight rates. Further depressed rates could have a material adverse impact on the Company’s business, financial condition, results of operations, and cash flows.