Form 20-F
period 2020-12-31
GLOBUS MARITIME LTD
filed 2021-03-29
CIK 1499780

As filed with the Securities and Exchange Commission on March 29, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, there were 3,040,123 of the registrant’s Common Shares outstanding.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Without limiting the generality of the foregoing, all statements in this annual report on Form 20-F concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. Other factors may affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in these forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us may include, but are not limited to, those factors and conditions described under “Item 3.D. Risk Factors” as well as general conditions in the economy, dry bulk industry and capital markets and effects of COVID-19. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events or new information, other than any obligation to disclose material information under applicable securities laws. Forward-looking statements appear in a number of places in this annual report on Form 20-F including, without limitation, in the sections entitled “Item 5. Operating and Financial Review and Prospects,” “Item 4.A. History and Development of the Company” and “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Terms Used in this Annual Report on Form 20-F

References to our common shares are references to Globus Maritime Limited’s registered common shares, par value $0.004 per share, or, as applicable, the ordinary shares of Globus Maritime Limited prior to our redomiciliation into the Marshall Islands on November 24, 2010.

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding on December 31, 2019 and 2020 as well as on the date of this annual report on Form 20-F.

On July 29, 2010, we effected a 1-4 reverse split of our common shares. On October 20, 2016, we effected a 1-4 reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). On October 15, 2018, the Company effected a 1-10 reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). On October 21, 2020, the Company effected a 1-100 reverse stock split which reduced number of outstanding common shares from 175,675,651 to 1,756,720 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts in this annual report on Form 20-F have been adjusted to give effect to these reverse splits.

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

A.  Selected Financial Data

The following tables set forth our selected consolidated financial and operating data. The summary consolidated financial data as of and for the years ended December 31, 2020, 2019, 2018, 2017, and 2016 are derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The data set forth below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report on Form 20-F for the years 2018, 2019 and 2020. The data for the years 2016 and 2017 are included in prior year annual reports on Form 20-F. Results of operations in any period are not necessarily indicative of results in any future period.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2020	2019	2018	2017	2016
Consolidated Statement of comprehensive loss
Voyage revenues(1)	11,753	15,623	17,354	13,852	8,423
Management fee income	-	-	-	31	278
Total Revenues	11,753	15,623	17,354	13,883	8,701

Voyage expenses(1)	(2,490)	(2,098)	(1,188)	(1,352)	(954)
Vessel operating expenses	(8,581)	(8,882)	(9,925)	(9,135)	(8,688)
Depreciation	(2,398)	(4,721)	(4,601)	(4,854)	(5,014)
Depreciation of drydocking costs	(1,335)	(1,704)	(1,166)	(862)	(1,005)
Administrative expenses	(1,891)	(1,583)	(1,356)	(1,224)	(2,094)
Administrative expenses payable to related parties	(1,915)	(371)	(528)	(514)	(351)
Share-based payments	(40)	(40)	(40)	(40)	(50)
Impairment loss	(4,615)	(29,902)	-	-	-
Gain from sale of subsidiary	-	-	-	-	2,257
Other (expenses)/income, net	89	29	2	83	(30)
Operating loss before financing activities	(11,423)	(33,649)	(1,448)	(4,015)	(7,228)

Interest income	16	47	-	3	5
Interest expense and finance costs	(4,155)	(4,703)	(2,056)	(2,221)	(2,676)
Gain/(Loss) on derivative financial instruments	(1,647)	1,950	(131)	-	-
Foreign exchange gains/(losses), net	(163)	4	67	(242)	74

Total comprehensive loss for the year	(17,372)	(36,351)	(3,568)	(6,475)	(9,825)

Basic loss per share for the year(2)	(18.11)	(873.36)	(111.61)	(251.83)	(3,827.26)
Diluted loss per share for the year(2)	(18.11)	(873.36)	(111.61)	(251.83)	(3,827.26)
Weighted average number of common shares, basic(2)	959,157	41,622	31,972	25,713	2,567
Weighted average number of common shares, diluted(2)	959,157	41,622	31,972	25,713	2,567
Dividends declared per common share	-	-	-	-	-
Adjusted EBITDA (3) (unaudited)	(3,075)	2,678	4,319	1,701	(3,466)

(1) In respect of the election to apply IFRS 15 fully retrospectively, prior year figures have been adjusted in order to present Voyage revenues net of address commissions. Address commissions prior to the adoption of IFRS 15 were included in Voyage expenses.

(2) These figures reflect the 1-4 reverse stock split which occurred in October 2016, the 1-10 reverse stock split which occurred in October 2018, and the 1-100 reverse stock split which occurred in October 2020.

(3) Adjusted EBITDA represents net earnings/(loss) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

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

The following table sets forth a reconciliation of Adjusted EBITDA (unaudited) to total comprehensive loss for the periods presented:

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars)
	2020	2019	2018	2017	2016
Total comprehensive loss for the year	(17,372)	(36,351)	(3,568)	(6,475)	(9,825)
Interest and finance costs, net	4,139	4,656	2,056	2,218	2,671
(Gain)/loss on derivative financial instruments	1,647	(1,950)	131	-	-
Foreign exchange (gains)/losses, net	163	(4)	(67)	242	(74)
Depreciation	2,398	4,721	4,601	4,854	5,014
Depreciation of drydocking costs	1,335	1,704	1,166	862	1,005
Impairment loss	4,615	29,902	-	-	-
Loss from disposal of subsidiary	-	-	-	-	(2,257)
Adjusted EBITDA (unaudited)	(3,075)	2,678	4,319	1,701	(3,466)

	As of December 31,
	(Expressed in Thousands of U.S. Dollars)
	2020	2019	2018	2017	2016
Statements of financial position data
Total non-current assets	64,160	50,167	83,880	87,373	91,847
Total current assets	22,281	5,489	2,794	4,230	2,149
Total assets	86,441	55,656	86,674	91,603	93,996
Total equity	42,094	9,879	41,050	43,968	20,760
Total non-current liabilities	31,285	37,046	2,418	82	42,100
Total current liabilities	13,062	8,731	43,206	47,553	31,136
Total equity and liabilities	86,441	55,656	86,674	91,603	93,996

	Year Ended December 31,
	2020	2019	2018	2017	2016
Consolidated statements of cash flows data
Net cash generated/(used in) from operating activities	(6,243)	213	3,851	631	(3,600)
Net cash (used in)/generated from investing activities	(18,542)	(20)	(126)	(263)	362
Net cash (used in)/generated from financing activities	41,456	2,127	(6,435)	2,225	1,396

	Year Ended December 31,
	2020	2019	2018	2017	2016
Ownership days(1)	1,894	1,825	1,825	1,825	1,908
Available days(2)	1,778	1,788	1,755	1,787	1,885
Operating days(3)	1,733	1,756	1,723	1,745	1,830
Bareboat charter days(4)	-	-	-	-	-
Fleet utilization(5)	97.5%	98.2%	98.2%	97.6%	97.1%
Average number of vessels(6)	5.2	5.0	5.0	5.0	5.2
Daily time charter equivalent (TCE) rate(7)	$5,210	$7,564	$9,213	$6,993	$3,962
Daily operating expenses(8)	$4,531	$4,867	$5,438	$5,005	$4,553

(1) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3) Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

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

The following table reflects the Voyage Revenues to Daily Time Charter Equivalent Reconciliation for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2020	2019	2018	2017	2016
Voyage revenues	11,753	15,623	17,354	13,852	8,423
Less: Voyage expenses	2,490	2,098	1,188	1,352	954
Net revenue	9,263	13,525	16,166	12,500	7,469
Available days	1,778	1,788	1,755	1,787	1,885
Daily TCE rate*	5,210	7,564	9,213	6,993	3,962

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

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, and ability to pay dividends or the trading price of our common shares, and you may lose all or part of your investment.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks relating to Our Industry” and “Company Specific Risk Factors” and should be carefully considered, together with other information in this Annual Report on Form 20-F and our other filings with the Securities and Exchange Commission (the “SEC”), before making an investment decision regarding our common stock.

•	The international dry bulk shipping industry is cyclical and volatile.

•	The dry bulk vessel charter market remains significantly below its high in 2008.

•	The international shipping industry and dry bulk market are highly competitive.

•	We are exposed to political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union.

•	Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic or epidemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

•	The current state of the global financial markets and current economic conditions may adversely impact the dry bulk shipping industry.

•	We depend on spot charters in volatile shipping markets.

•	An over-supply of dry bulk carrier capacity may depress charter rates.

•	The market values of our vessels have declined, may decline further, and have from time to time triggered certain financial covenants under our existing and potentially future loan and credit facilities.

•	Our industry is subject to complex laws and regulations.

•	Climate change and greenhouse gas restrictions may be imposed.

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

•	Capital expenditures and other costs necessary to operate and maintain our vessels may increase.

•	Seasonal fluctuations in industry demand could affect us.

•	Our insurance may not be adequate to cover our losses that may result from our operations.

•	Our vessels are exposed to operational risks.

•	We may be subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

•	We may be subject to increased inspection procedures, tighter import and export controls and new security regulations.

•	Rising fuel prices may adversely affect our profits.

•	Increases in crew costs may adversely affect our profits.

•	Maritime claimants could arrest our vessels.

•	Governments could requisition our vessels during a period of war or emergency.

•	Compliance with safety and other vessel requirements imposed by classification societies may be costly.

•	A further economic slowdown or changes in the economic, regulatory and political environment in the Asia Pacific region could reduce dry bulk trade demand.

•	Pandemics such as the novel coronavirus (COVID-19) make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.

•	We conduct a substantial amount of business in China.

•	Sulphur regulations to reduce air pollution from ships may require retrofitting of vessels and may cause us to incur significant costs.

•	Environmental, social and governance matters may impact our business and reputation.

•	Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

•	We may issue additional common shares or other equity securities without shareholder approval, which would dilute our existing shareholders’ ownership interests and may depress the market price of our common shares.

•	Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

•	The market price of our common shares may be volatile, which could result in substantial losses for investors who purchase our shares; and the volatility in the stock prices of other companies may contribute to volatility in our stock price.

•	A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to further price volatility in our common shares.

•	Our loan agreements and other financing arrangements contain, and we expect that future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements and financing arrangements, a default by us under one loan could lead to defaults under multiple loans.

•	We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

•	Our common shares could be delisted from Nasdaq, which could affect their market price and liquidity.

•	We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

•	As we expand our business, we may have difficulty improving our operating and financial systems and recruiting suitable employees and crew for our vessels.

•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

•	Labor interruptions could disrupt our business.

•	Our charterers may renegotiate or default on their charters.

•	The aging of our fleet may result in increased operating costs in the future.

•	We may have difficulty managing our planned growth properly.

•	Legislative or regulatory changes in Greece may adversely affect our results from operations.

•	We rely on our information systems to conduct our business.

•	We expect that a limited number of financial institutions will hold our cash including financial institutions that may be located in Greece.

•	Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

•	Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors.

•	We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

•	Management may be unable to provide reports as to the effectiveness of our internal control over financial reporting or, when applicable, our independent registered public accounting firm may be unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting when required.

•	Unless we set aside reserves or are able to raise or borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

•	We depend upon a few significant customers for a large part of our revenues.

•	Provisions of our articles of incorporation and bylaws may have anti-takeover effects, which could depress the trading price of our common shares.

•	We generate revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in other currencies.

•	Increases in interest rates may cause the market price of our shares to decline.

•	If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or when LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

•	The public market may not continue to be active and liquid enough for our shareholders to resell our common shares in the future.

•	We may have to pay tax on U.S. source shipping income.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

•	We could face penalties under European Union, United States or other economic sanctions.

•	Our vessels may call on ports subject to economic sanctions or embargoes.

•	We are subject to Marshall Islands corporate law, which is not well-developed.

•	As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions such as Malta, our operations may be subject to economic substance requirements.

•	It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

•	A cyber-attack could materially disrupt our business.

Risks relating to Our Industry

The international dry bulk shipping industry is cyclical and volatile.

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile and low, relative to previous years. In 2019 although the rates reduced again at the beginning, they reached a peak during the third quarter, followed by a decreasing trend again. In the beginning of 2020 the rates continued to drop and came close to the all-time low, but substantially rebounded within 2020 and as of this report are currently near their five year-high. Currently all of our vessels are chartered on short-term time charters and on the spot market, and we are exposed therefore to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

•	port and canal congestion charges;

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values and demand for and production of dry bulk products;

•	global and regional economic and political conditions, including exchange rates, trade deals, and the rate and geographic distributions of economic growth;

•	environmental and other regulatory developments;

•	the distance dry bulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns; and

•	natural disasters and/or world pandemics such as COVID-19.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

•	the price of steel and vessel equipment;

•	technological advances in vessel design and capacity;

•	the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 on February 10, 2016. The BDI remained significantly depressed from 2008-2018. In 2019 the BDI was volatile and ranged from 595 on February 11, 2019 to as high as 2,518 on September 3, 2019. In 2020, the BDI fell to a low of 407 on May 15 before rising in June, reaching a high of 2,020 on October 2, 2020. During calendar year 2021 to date, the BDI has ranged from a high of 2,319 (on March 22, 2021) to a low of 1,333 on February 5, 2021.

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

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The continuing refugee crisis in the European Union, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, general political unrest in Ukraine, political tension, continuing concerns relating to Brexit (as defined herein), concerns regarding the emergence of COVID19, and its spread throughout Asia, Europe, North America and other parts of the world, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea have led to increased volatility in global credit and equity markets.

Further, as a result of Greece’s sovereign debt levels (which remain high by historical standards) and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece could disrupt the shoreside operations of our Manager located in Greece.

To date, we are fortunate that these risks have not materialized in our operations.

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

We currently charter all six vessels we own on the spot charter market. The spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters and to the off-hire periods including ballast passages. Rates within the spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable the vessels to be operated profitably. At current spot charter rates, we don’t believe that we will be operating profitably. A significant decrease in charter rates would affect value and further adversely affect our profitability, cash flows and ability to pay dividends. We cannot give assurances that future available spot charters will enable us to operate our vessels profitably.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

An over-supply of dry bulk carrier capacity may depress charter rates.

The market supply of dry bulk vessels has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered through 2019, even though the fleet growth percentage has substantially reduced during the last years. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends. Clarkson’s projects that the supply of dry bulk vessels, as measured in cargo-carrying capacity, increased by about 3.7% worldwide in 2020. An uptick in charter rates generally discourages scrapping older vessels, but recent regulatory actions have increased the economic incentive to scrap certain older vessels. Accordingly, it remains to be seen in 2021 whether the number of worldwide dry bulk carrying capacity, net of scrapped vessels, will increase.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

The market values of our vessels have declined, may decline further, and have from time to time triggered certain financial covenants under our existing and potentially future loan and credit facilities.

The market value of dry bulk vessels has generally experienced high volatility, and is currently at a low value relative to historical rates. The market prices for secondhand and newbuilding dry bulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. In particular, as of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of approximately $4.6 million. The market value of our vessels may increase and decrease depending on a number of factors including:

➢	prevailing level of charter rates;

➢	age of vessels;

➢	the environmental friendliness of our vessels;

➢	general economic and market conditions affecting the shipping industry;

➢	competition from other shipping companies;

➢	configurations, sizes and ages of vessels;

➢	supply and demand for vessels;

➢	other modes of transportation;

➢	cost of newbuildings;

➢	governmental or other regulations; and

➢	technological advances.

Our loan agreement with EnTrust Global’s Blue Ocean Fund (“EnTrust Loan Facility”) is secured by mortgages on five of our vessels, and requires us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity. Our previous loan facilities had similar requirements, and we expect any future loan agreements to have similar collateral requirements and provisions. Since the middle of 2008, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases have led to a significant decline in the market values of our vessels. Furthermore, such loan agreement contains a cross-default provision that may be triggered by a default under any other financial indebtedness we may incur in an aggregate amount greater than $1,000,000.

As of December 31, 2020, we satisfied the covenants included in our EnTrust Loan Facility. For a more detailed discussion see Item 5.B Liquidity and Capital Resources—Indebtedness and Note 11 in the Consolidated Financial Statements included herewith.

Further declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we breach the financial and other covenants under the EnTrust Loan Facility, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends.

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

We discuss this further in this annual report on Form 20-F. See “Business Overview—Environmental and Other Regulations—Regulations to Prevent Pollution from Ships”.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task was delegated under the Kyoto Protocol to the IMO for action), which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Payments to us by our charterers under time charters are and will be our sole source of operating cash flow. Weaknesses in demand for shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of large vessels as well as the oversupply of smaller size vessels due to a cascading effect would place certain of our customers under financial pressure. Any declines in demand could result in worsening financial challenges to our customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of dry bulk vessel capacity, the expected entry into service of new technologically advanced ships, and the expected increase in the size of the world dry bulk fleet over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of dry bulk vessels available at lower charter rates could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time-to-time, we may need to re-charter vessels coming off charter more frequently than some of our competitors, which may have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

In addition to charter parties, we may, among other things, enter into contracts for the sale or purchase of secondhand dry bulk vessels or, in the future, shipbuilding contracts for newbuildings, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going dry bulk shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

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

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden and parts of the Indian Ocean and West Africa. Continuing conflicts and recent developments in the Middle East and North Africa, including Egypt, Syria, Iran, Iraq and Libya, and the presence of United States and other armed forces in the Middle East and Asia could produce armed conflict or be the target of terrorist attacks, and lead to civil disturbance and uncertainty in financial markets. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, we face the risk of a marine disaster, which could include an oil spill and other environmental damage. Although our vessels carry a relatively small amount of oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

The operation of certain vessel types, such as dry bulk vessels, also carry certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk vessels may lead to the flooding of the vessels holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

In general, we do not carry loss of hire insurance. Occasionally, we may decide to carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that could occur during an unscheduled drydocking, unscheduled repairs due to damage to the vessel, or as a result of acts of piracy. Accordingly, any loss of a vessel or any extended period of vessel off- hire, due to an incident, accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

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

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate or manage are classed by one of the major classification societies, including Nippon Kaiji Kyokai (Class NK), DNV GL and Bureau Veritas. Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, certain covenants in the EnTrust Loan Facility or future credit arrangements may be triggered, including as a result of the vessel being unable to trade between ports and being unemployable. Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Pandemics such as the novel coronavirus (COVID-19) make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.

On March 11, 2020, the World Health Organization declared the spread of a novel coronavirus (SARS-CoV-2, more commonly referred to as COVID-19) to be a global pandemic. In the name of public health, governments around the world have shuttered workplaces, restricted travel, and put in place other measures which have resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. While some economies have begun re-opening in limited capacities, it is impossible to predict the course the virus will take; whether new, more virulent or contagious strains will emerge; how quickly COVID-19 vaccines will be distributed; for how long the vaccines will provide immunity; whether people who have received full courses of the vaccines will nonetheless remain vectors for the disease; whether the vaccines will confer immunity upon new strains; and how the behavior of our customers and the movement of dry bulk goods will change, if at all, due to the coronavirus pandemic’s economic shock. Some experts fear that the economic consequences of COVID-19 could cause a recession that outlives the pandemic.

We have thus far been affected by COVID-19 as follows:

•	The pandemic had a negative impact on our voyage revenues for the year-ended December 31, 2020, which reached $11.8 million compared to $15.6 million for the year ended December 31, 2019. We attribute the 24% decrease in voyage revenues in part to the low freight rates achieved for several months following the outbreak of COVID-19 virus, which deficit was not overcome as rates rebounded later in the year.

•	Based upon increased volatility in the charter market and its effect on the recoverability of the carrying amount for our vessels, we concluded that the pandemic may have trigged the impairment of our vessels. We performed an impairment assessment of our vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying value. As of March 31, 2020, we concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recorded an impairment loss of $4.6 million. For the second, third and fourth quarter of 2020, we re-assessed impairment indicators and performed an impairment test on the recoverability of the carrying amount of its vessels using discounted projected net operating cash flows for each vessel and concluded that no further impairment of its vessels should be recorded or previously recognized impairment should be reversed. We did not recognize any further impairment of our vessels within calendar year 2020.

•	Our vessels have been subject to quarantine checks upon arriving at certain ports. This has functionally reduced the amount of cargo that we (and our competitors) are able to move because some countries have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

•	Due to quarantine restrictions placed on persons and additional procedures using commercial aviation and other forms of public transportation, our crew has had difficulty embarking and disembarking on our ships. This has not thus far functionally affected our ability to crew our vessels.

We expect that pandemics generally, including the current novel coronavirus pandemic, could affect our business in the following ways, among others:

(1)	Pandemics generally reduce the demand for goods worldwide without a commensurate corresponding change in the number of vessels worldwide, thereby increasing competition for cargo and decreasing the market price for transporting dry bulk products.

(2)	Countries could impose quarantine checks and hygiene measures on arriving vessels, which functionally reduce the amount of cargo that we and our competitors are able to move by causing delays in loading and delivery of cargo.

(3)	The process of buying, selling, and maintaining vessels is made more onerous and time-intensive. For instance, delays may be caused at shipyards for newbuildings, drydocks and other works, in vessel inspections and related certifications by class societies, customers or government agencies, as well as delays and shortages or a lack of access to required spare parts and lack of berths or shortages in labor, which may in turn delay any repairs to, scheduled or unscheduled maintenance or modifications, or drydocking of, our vessels.

(4)	We have seen a decrease in productivity, generally, as people—including our office employees and crews, as well as our counterparties—get sick and take time off from work. We are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the ship and its crew for an unspecified amount of time, disinfect and fumigate the vessels, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. If a vessel’s entire crew fell seriously ill, we may have substantial difficulty operating its vessel and may necessitate extraordinary external aid.

(5)	International transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to shipyards to observe vessel maintenance, and we may need to hire local experts, which local experts may vary in skill and are difficult to supervise remotely, to conduct work we ordinarily address in-house.

(6)	Governments impose new regulations, directives or practices, which we may be obligated to implement at our own expense.

(7)	Any or all of the foregoing could lead our charterers to try to invoke force majeure clauses. As of the date hereof, however, none of our charterers have invoked a force majeure clause citing the pandemic

(8)	Credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital, including to finance our existing debt obligations.

Any of these public health threats and related consequences could adversely affect our financial results.

It is too early to assess the full long-term impact of the ongoing novel coronavirus pandemic on global markets, and particularly on the shipping industry.

We conduct a substantial amount of business in China.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial portion of our business in China or with Chinese counter-parties. For example, we enter into charters with Chinese customers, which charters may be subject to new regulations in China. We may, therefore, be required to incur new or additional compliance or other administrative costs, and pay new taxes or other fees to the Chinese government. Although the charters we enter into with Chinese counterparties are not governed by Chinese law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English or U.S. court (or other non-Chinese court) in China. In addition, China enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

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

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eight facilities in Turkey, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. We currently have one vessel flagged in Malta and in the future may have additional vessels flagged in EU jurisdictions.

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

Our stock price has been volatile recently. The closing price of our common shares within 2020 has ranged from a peak of $109.00 on January 3, 2020 to a low of $5.68 on December 29, 2020, representing a decrease of 94.8%. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate. Our stock further declined in 2021 and was $4.42 on March 8, 2021.

We may issue additional common shares or other equity securities without shareholder approval, which would dilute our existing shareholders’ ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future without shareholder approval in connection with, among other things, future vessel acquisitions, the repayment of outstanding indebtedness, and the conversion of convertible financial instruments.

Our issuance of additional common shares or other equity securities of equal or senior rank in these situations would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us would decrease;

•	the proportionate amount of cash available for dividends payable on our common shares could decrease;

•	the relative voting strength of each previously outstanding common share could be diminished; and

•	the market price of our common shares could decline.

In addition, we may be obligated to issue, upon exercise or conversion of outstanding agreements, warrants and credit facilities pursuant to the terms thereof:

•	388,700 common shares issuable upon the exercise of outstanding Class A Warrants (at an exercise price of $35 per share) which expire in June 2025;

•	458,500 common shares issuable upon exercise of outstanding June PP Warrants (at an exercise price of $18 per share) issued in a private placement that closed on June 30, 2020 and expire in December 2025;

•	833,333 common shares issuable upon exercise of outstanding July PP Warrants (at an exercise price of at $18 per share) issued in a private placement that closed on July 21, 2020 and expire in January 2026;

•	1,270,587 common shares issuable upon exercise of the December 2020 Warrants (at an exercise price of $6.25 per share) which expire in June 2026;

•	1,950,000 common shares issuable upon the exercise of the January 2021 Warrants (at an exercise price of $6.25 per share) which expire in July 2026; and

•	4,800,000 common shares issuable upon the exercise of the February 2021 Warrants (at an exercise price of $6.25 per share) which expire in August 2026.

In addition:

•	We are able to draw down up to $14.2 million from our $15 million credit facility with Firment Shipping Inc. until it matures on October 31, 2021, which facility is permitted to be repaid in our common shares.

•	We also issue, on a quarterly basis, common shares to certain of our directors.

•	We have issued an aggregate of 10,300 of our Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, which shares have 25,000 votes per share, subject to maximum voting rights of 49.99%.

Our issuance of additional common shares upon the exercise of such warrants and credit facilities would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant or credit facility holder, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and, depending on our share price when and if these warrants or notes are exercised, may result in dilution to our shareholders. Because we are a foreign private issuer, we are not bound by Nasdaq rules that require shareholder approval for issuances of our securities. We therefore can issue securities in such amounts and at such times as we feel appropriate, all without shareholder approval. See “Item 16G. Corporate Governance.”

Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of our common shares and may do so in the future. Shares to be issued pursuant to the exercise of our outstanding warrants could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share. In addition, future sales of our common shares or other securities in the public or private markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

The market price of our common shares could decline due to sales, or the announcements of proposed sales, of a large number of common shares in the market, including sales of common shares by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of our common shares.

The market price of our common shares may be volatile, which could result in substantial losses for investors who purchase our shares; and the volatility in the stock prices of other companies may contribute to volatility in our stock price.

Our common shares have experienced price and volume fluctuations and may continue to experience volatility in the future. The closing price of our common shares within 2020 ranged from a peak of $109 on January 3, 2020 to a low of $5.68 on December 31, 2020, representing a decrease of 94.8%. You may not be able to sell your shares quickly or at the latest market price if trading in our stock is not active or the volume is low. Some of the factors that may cause the market price of our common shares to fluctuate include:

●	the trading of our ships, and whether one or more ships are not trading or otherwise offhire;

●	regulatory or legal developments in the United States and other countries;

●	the recruitment or departure of key personnel;

●	the level of expenses related to our business or to comply with changing laws, including in relation to environmental laws;

●	actual or anticipated changes in estimates as to financial results or recommendations by securities analysts;

●	announcement or expectation of additional financing efforts;

●	sales of our securities by us, our insiders, or other shareholders, and the exercise of our warrants and other convertible securities and instruments;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

●	market conditions in the shipping industry and drybulk sector; and

●	general economic, industry, and market conditions.

On December 31, 2020, the closing price of our common shares on the Nasdaq Capital Market was $5.71 per share, as compared to $6.68, which was the closing price on February 11, 2021. In addition, there has been volatility for our intra-day common share price. For example, the high and low intra-day prices on February 11, 2021 were $6.39 and $7.14, respectively, and the high and low intra-day prices on December 4, 2020 were $10.86 and $9.00, respectively. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

In recent years, the stock market in general, Nasdaq, and the markets for shipping companies, has experienced significant price and volume fluctuations and depressions that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common shares, regardless of our actual operating performance. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to further price volatility in our common shares.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in common shares that are not directly correlated to the performance or prospects of our company and once investors purchase the common shares necessary to cover their short position the price of our common shares may decline.

Our loan agreements and other financing arrangements contain, and we expect that future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreements and financing arrangements, a default by us under one loan could lead to defaults under multiple loans.

Our loan agreements and other financial arrangements contain, and we expect that future loan agreements and financing arrangements will contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, change our chief executive officer or chairman or ship manager, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders’ and other financing counterparties’ interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.

If we fail to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of dry bulk vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels in our fleet. The loss of any of our vessels could have a material adverse effect on our business, results of operations and financial condition.

In the recent past, we obtained waivers and deferrals of some major financial covenants under our loan facilities with our lenders until the end of the third quarter of 2020. We have not needed to obtain waivers since the end of the third quarter of 2020. However, there can be no assurance that we will obtain similar waivers and deferrals from our lenders in the future, if needed, as we have obtained in the past. We are currently in compliance with all applicable financial covenants under our existing loan facilities. For more information regarding our current loan facilities, see please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

Because of the presence of cross-default provisions in our loan agreements, a default by us under a loan and the refusal of any one lender to grant or extend a waiver could result in the acceleration of our indebtedness under our other loans. A cross-default provision means that if we default on one loan, we would then default on our other loans containing a cross-default provision.

We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

We may finance future fleet expansion with additional secured indebtedness. In March 2021, the Company reached an arrangement with a financial institution for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The arrangement is subject to definite documentation and customary closing conditions. The proceeds of this financing are expected to be used to repay the outstanding balance of EnTrust Loan Facility and/or for general corporate purposes. However, there can be no assurance that we will ultimately agree to definitive documentation on this or any other loan refinance, and/or that the terms of the currently contemplated loan refinancing will be what we currently expect to be.

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

Our common shares could be delisted from Nasdaq, which could affect their market price and liquidity.

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

On March 6, 2020, the Company received written notification from The Nasdaq Stock Market dated March 2, 2020, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until August 31, 2020. The Company intended to monitor the closing bid price of its common stock from the date it received the letter through August 31, 2020, but citing extraordinary market conditions, Nasdaq filed an immediately effective rule change with the SEC which, with effect from April 16, 2020, tolled the listing process. Consequently, the Company’s compliance period had effectively been extended until November 12, 2020. On October 21, 2020, we effected a 1-for-100 reverse stock split and on November 5, 2020, we received notification from Nasdaq that we had regained compliance with the minimum bid price. The 1-for-100 reverse stock split, reduced number of outstanding common shares from 175,675,651 to 1,756,720 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse split.

There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting of our shares would breach a number of our credit facilities and loan arrangements, some of which contain cross default provisions. Delisting may also impair our ability to raise capital. The Company agreed, in its securities purchase agreements relating to share and warrant issuances in 2020 and 2021, to use commercially reasonable efforts to maintain the listing or quotation of the common shares on Nasdaq, and to take all action reasonably necessary to continue the listing and trading of our common shares on Nasdaq.

We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the spot market and on bareboat charters and time charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us. We may, for example, seek to employ a greater portion of our fleet on the spot market or on time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Accordingly, our mix between spot charters and longer-term charters changes from time-to-time. When our ships are not all on the spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

We and our Manager have developed relationships with a number of international charterers, vessel brokers, financial institutions, insurers and shipbuilders. We have also developed a network of relationships with vessel brokers who help facilitate vessel charters and acquisitions.

As of December 31, 2020, one of our vessels was in drydock and another one vessel was in ballast, meaning that it was travelling empty or partially empty to collect cargo.

Although time charters with durations of one to five years may provide relatively steady streams of revenue, if our vessels were committed to such charters they may not be available for re-chartering or for spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The dry bulk market is volatile. While charter rates are presently generally above our operating expenses, in the past charter rates have declined below operating costs of vessels. If we are required to enter into a charter when charter rates are low, employ our vessels on the spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to cover our costs, operate our vessels profitably or to pay dividends, or all of them.

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

Our vessels are manned by masters, officers and crews (totaling 130 as of December 31, 2020). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2020 and 2019, the weighted average age of the vessels in our fleet was 11.2 and 11.8 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2015. As our fleet ages, we will incur increased costs to operate and maintain the vessels. Older vessels are typically less fuel efficient and cost more to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

We may have difficulty managing our planned growth properly.

Our recent vessel acquisitions have imposed additional responsibilities on our management and staff, as will any further acquisition of vessels, which may require us to add more personnel and find new customers. Attracting qualified staff and customers are difficult tasks, and we might struggle to do so on attractive terms.

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

We expect that a limited number of financial institutions will hold all of our cash, including some institutions located in Greece. Our bank accounts are with banks in Switzerland, Germany and Greece. Of the financial institutions located in Greece, none are subsidiaries of international banks. Depending on our cash balance in any our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

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

For instance, the EnTrust Loan Facility presently prohibits our declaration and payment of dividends under some circumstances. Under the EnTrust Loan Facility we will be prohibited from paying dividends if an event of default has occurred or any event has occurred or circumstance arisen which with the giving of notice or the lapse of time or the satisfaction of any other condition would constitute an event of default under the EnTrust Loan Facility or where the payment of dividends would result in any such event or circumstance. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

We may also enter into new financing or other agreements that may restrict our ability to pay dividends even without an event of default. In addition, we may pay dividends to the holders of our preferred shares prior to the holders of our common shares, depending on the terms of the preferred shares.

If we pay a dividend, the terms of our outstanding warrants provide that the exercise price shall be decreased by the amount of cash and/or the fair market value of any securities or other assets paid on each common share in respect of such dividend in order that subsequent thereto upon exercise of the warrants the holder of the warrants may obtain the equivalent benefit of such dividend.

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

There may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends based upon, among other things:

➢	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

➢	the level of our operating costs;

➢	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

➢	vessel acquisitions and related financings;

➢	restrictions in our current and future debt arrangements;

➢	our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy;

➢	prevailing global and regional economic and political conditions;

➢	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

➢	our overall financial condition;

➢	our cash requirements and availability;

➢	the amount of cash reserves established by our board of directors; and

➢	restrictions under Marshall Islands law.

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

Unless we set aside reserves or are able to raise or borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

As of December 31, 2020 and December 31, 2019, the vessels in our current fleet had a weighted average age of 11.2 and 11.8 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2015. Unless we maintain reserves or are able to raise or borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

We depend upon a few significant customers for a large part of our revenues.

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2020, 2019 and 2018, we derived substantially all of our revenues from approximately 29, 22 and 24 customers, respectively, and approximately 31%, 50% and 48%, respectively, of our revenues during those years were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

Provisions of our articles of incorporation and bylaws may have anti-takeover effects, which could depress the trading price of our common shares.

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and the removal of incumbent officers and directors, which could affect the desirability of our shares and, consequently, our share price.

Multi Class Stock.

Our multi-class stock structure, which consists of common shares, Class B common shares, and preferred shares, can provide holders of our Class B common shares or preferred shares a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, because our different classes of shares can have different numbers of votes.

For instance, while our common shares have one vote on matters before the shareholders, each of our 10,300 outstanding Series B preferred shares has 25,000 votes on matters before the shareholders; provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to any Series B preferred shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. No Class B common shares are presently outstanding, but if and when we issue any, each Class B common share will have 20 votes on matters before the shareholders.

At present, and until a substantial number of additional securities are issued, our holder of Series B preferred shares exerts substantial control of the Company’s votes and is able to exert substantial control over our management and all matters requiring shareholder approval, including electing directors and significant corporate transactions, such as a merger. Such holder’s interest could differ from other shareholders’ interests.

Blank Check Preferred Shares.

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100 million “blank check” preferred shares, almost all of which currently remain available for issuance. Our board could authorize the issuance of preferred shares with voting or conversion rights that could dilute the voting power or rights of the holders of common shares, in addition to preferred shares that are already outstanding. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and may harm the market price of our common shares.

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

Action by Written Consent in Lieu of a Meeting

Our articles permit any action which may or is required by the BCA to be taken at a meeting of the shareholders to be authorized by consents in writing signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Presently and until and unless we issue a significant number of securities, Goldenmare Limited, a company affiliated with our Chief Executive Officer, holds Series B preferred shares controlling a significant portion of the voting power of our outstanding capital stock. Goldenmare could, together with shareholders possessing a relatively small number of shares, act by written consent in lieu of a meeting and authorize major transactions on behalf of the Company, all without calling a meeting of shareholders.

We generate revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in other currencies.

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2020, 2019 and 2018 we incurred approximately 25%, 27% and 29%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

On July 27, 2017, the UK Financial Conduct Authority announced that it would phase-out LIBOR by the end of 2021. At present, the phase-out of LIBOR is expected to begin on December 31, 2021 and conclude on June 30, 2023. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with their cost-of-funds rate. Certain of our existing financing arrangements, provide for the use of replacement rates if LIBOR is discontinued. We are in the process of evaluating the impact of LIBOR discontinuation on us. While we cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, the interest payable on our debt could be subject to volatility and our lending costs could increase, which would have an adverse effect on our profitability, earnings and cash flow.

The public market may not continue to be active and liquid enough for our shareholders to resell our common shares in the future.

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

The dry bulk shipping industry has been highly unpredictable and volatile. The market for our common shares may be equally volatile.

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

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan, North Korea, and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. On May 1, 2012, then-President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars.

On July 14, 2015, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action, or the JCPOA, which was intended to restrict significantly Iran’s ability to develop and produce nuclear weapons while simultaneously easing sanctions directed at non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, the United States joined the EU and the United Nations in lifting a significant number of sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its obligations under the JCPOA. However, in 2018, then-President Trump withdrew the United States from the JCPOA, resulting in the complete reimposition of U.S. sanctions. As of now, the EU and other parties to the JCPOA have not withdrawn, and the EU and United Nations sanctions that were lifted have not been reimposed, while the U.S. under President Biden has not re-entered the JCPOA or lifted any of the U.S. sanctions on Iran imposed by former President Trump.

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

We are subject to Marshall Islands corporate law, which is not well-developed.

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

Item 4.  Information on the Company

A.  History and Development of the Company

We originally incorporated as Globus Maritime Limited on July 26, 2006 pursuant to the Companies (Jersey) Law 1991 (as amended), and began operations in September 2006. Following the conclusion of our initial public offering on June 1, 2007, our common shares were listed on the London Stock Exchange’s Alternative Investment Market, or AIM, under the ticker “GLBS.L.” On July 29, 2010, we effected a 1-4 reverse stock split, with our issued share capital resulting in 7,240,852 common shares of $0.004 each. (These figures do not reflect the 1-4 reverse stock split which occurred in October 2016, the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split which occurred in October 2020.)

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

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act of 1933, as amended, which we refer to as the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. (These figures do not reflect the 1-4 reverse stock split which occurred in October 2016, the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split which occurred in October 2020.)

On April 11, 2016, our common shares began trading on the Nasdaq Capital Market instead of the Nasdaq Global Market.

On October 20, 2016, we effected a 1-4 reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). (These figures do not reflect the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split which occurred in October 2020.)

On February 8, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 5 million of our common shares and warrants to purchase 25 million of our common shares at a price of $1.60 per share (subject to adjustment) to a number of investors in a private placement. (These figures do not reflect the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split which occurred in October 2020.) These securities were issued in transactions exempt from registration under the Securities Act. The following day, we entered into a registration rights agreement with the Purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the warrants.

In connection with the closing of the February 2017 private placement, we also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited (“Firment”), a related party to the Company and the lender under the Revolving Credit Facility dated December 16, 2014 (as amended, the “Firment Credit Facility”), which then had an outstanding principal amount of $18,523,787. Firment released an amount equal to $16,885,000 (but left an amount equal to $1,638,787 outstanding, which continued to accrue under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. (These figures do not reflect the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split which occurred in October 2020.)

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited, a related party to the Company and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115,000 (but left an amount equal to $74,048 outstanding, which continued to accrue under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share (subject to adjustment). Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. (These figures do not reflect the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split which occurred in October 2020.)

Each of the above-mentioned warrants was exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which had no such restriction in its warrants) could not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of our then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision, which we call the “Blocker Provision”, did not limit a warrant holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. The warrants that we sold in February and October 2017 each contained a provision whereby the relevant holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering the resale of the shares issuable thereunder is not effective. If for any reason we were unable to keep such a registration statement active, we would have been required to issue shares without receiving cash consideration.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 2.5 million of our common shares and a warrant to purchase 12.5 million of our common shares at a price of $1.60 per (subject to adjustment) share to an investor in a private placement. These securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended. On that day, we also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 2.5 million common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 warrant. (These figures do not reflect the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split which occurred in October 2020.)

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

On October 15, 2018, we effected a 1-10 reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). (These figures do not reflect the 1-100 reverse stock split which occurred in October 2020.)

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at October 31, 2021, as amended. We have the right to drawdown any amount up to $15 million (with $14.2 million remaining) or prepay any amount in multiples of $100,000. Any prepaid amount cannot be re-borrowed. Interest on drawn and outstanding amounts is charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00. The outstanding amount under the Firment Shipping Credit Facility was fully repaid on July 27, 2020. The available amount to be drawn under this Facility is $14.2 million as of the date of this annual report.

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that was convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note was scheduled to mature on March 13, 2020, the first anniversary of its issue, but its holder waived the Convertible Note’s maturity until March 13, 2021. The Convertible Note was issued in a transaction exempt from registration under the Securities Act. The Convertible Note provided for interest to accrue at 10% annually, to be paid at maturity unless the Convertible Note was converted or redeemed pursuant to its terms beforehand. The interest could have been paid in common shares of the Company, if certain conditions described within the Convertible Note were met. The outstanding balance of the Convertible Note not previously converted into shares was fully repaid in June 2020.

On June 22, 2020, we completed a public offering of 34,285,714 units of the Company. Each unit consisted of one common share and one Class A Warrant to purchase one common share (a “Class A Warrant”), for $35 per unit. At the time of the closing, the underwriters exercised and closed a part of their over-allotment option, and purchased an additional 5,139,286 common shares and Class A Warrants to purchase 5,139,286 common shares. Upon the 1-100 reverse split which occurred in October 2020, the number of outstanding warrants was not adjusted, but the number of shares issuable upon exercise thereof and the price per share was proportionately adjusted to reflect the split. The figures above do not reflect the 1-100 reverse stock split which occurred in October 2020.

The exercise price of the Class A Warrants is $35 per whole share at any time after their original issuance up to the date that is five years after their original issuance. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. We may be required to pay certain amounts as liquidated damages as specified in the warrants in the event we do not deliver common shares upon exercise of the warrants within the time periods specified in the warrants.

On June 30, 2020, we issued 458,500 of our common shares in a registered direct offering and 458,500 of June Private Placement (“PP”) Warrants in a concurrent private placement for a purchase price of $27 per common share and June PP Warrant. The exercise price of each June PP Warrant was initially $30 per share but in July 2020 was reduced to $18 per share.

On July 21, 2020, we issued 833,333 of our common shares in a registered direct offering and 833,333 of July PP Warrants to purchase common shares in a concurrent private placement for a purchase price of $18 per common share and July PP Warrant. The exercise price of each July PP Warrant is $18 per share.

On December 9, 2020, we issued (a) 1,256,765 common shares, (b) pre-funded warrants to purchase 155,000 common shares, and (c) warrants (the “December 2020 Warrants”) to purchase 1,270,587 common shares. The pre-funded warrants have all been exercised. No December 2020 Warrants have been exercised as of the date hereof, and may be exercised at any time prior to 5:00 PM New York time on June 9, 2026. The exercise price of the December 2020 Warrants was reduced from $8.50 per share to $6.25 per share on January 29, 2021.

On January 29, 2021, we issued (a) 2,155,000 common shares, (b) pre-funded warrants to purchase 445,000 common shares, and (c) warrants (the “January 2021 Warrants”) to purchase 1,950,000 common shares at an exercise price of $6.25 per share, which may be exercised at any time prior to 5:00 PM New York time on July 29, 2026. The pre-funded warrants were all exercised prior to the date of this annual report. No January 2021 Warrants have been exercised as of the date hereof.

On February 17, 2021, we issued (a) 3,850,000 common shares, (b) pre-funded warrants to purchase 950,000 common shares, and (c) warrants (the “February 2021 Warrants”) to purchase 4,800,000 common shares at an exercise price of $6.25 per share, which may be exercised at any time prior to 5:00 PM New York time on August 17, 2026. The pre-funded warrants have all been exercised. No February 2021 Warrants have been exercised as of the date hereof.

Each of the June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, and February 2021 Warrants is exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If a registration statement covering the issuance of the shares under the Securities Act is not effective or available at any time after the issuance of the December 2020 Warrants, January 2021 Warrants, and February 2021 Warrants, the holder may, in its sole discretion, elect to exercise the such warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If we do not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

From June 22, 2020 through to date, we issued 5,550 common shares pursuant to exercises of outstanding Class A Warrants. As of the date of this annual report, no June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, or February 2021 Warrants have been exercised.

On October 21, 2020, we effected a 1-100 reverse stock split which reduced the number of shares outstanding from 175,675,651 to 1,756,720 (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse split.

On June 12, 2020, we entered into a stock purchase agreement and issued 50 of our newly-designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement.

In July 2020, we issued an additional 250 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%.

As of December 31, 2020, our issued and outstanding capital stock consisted of 3,040,123 common shares and 300 Series B preferred shares.

In March 2021, we issued an additional 10,000 of our Series B preferred shares to Goldenmare Limited in return for $130,000, which was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement.

Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B preferred shares are not convertible into common shares or any other security. They are not redeemable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors. Finally, in the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

Each issuance of Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which (in each instance) received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

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

In October 2020, we purchased a 2015-built Kamsarmax dry bulk carrier for $18.4 million. The vessel was delivered on October 29, 2020 and was named Galaxy Globe. Galaxy Globe was built at the Hudong-Zhonghua Shipyard in China and has a carrying capacity of 81,167 dwt. Following this acquisition, the fleet of Globus comprises of six dry bulk carriers with a total carrying capacity of 381,738 dwt.

Our fleet is currently comprised of a total of six dry bulk vessels consisting of one Kamsarmax, one Panamax and four Supramaxes. The weighted average age of the vessels we owned as of December 31, 2020 was 11.2 years, and their carrying capacity was 381,738 dwt.

In February, 2021, the Company, through a separate wholly owned subsidiary, entered into, an agreement with an unaffiliated third party to purchase a 2011-built Kamsarmax vessel built by the Universal Shipbuilding Corporation, Japan. The agreement is subject to customary closing conditions. The price for the vessel is $16.5 million if the ship is delivered on or before May 31, 2021 and $16.2 million if the ship is delivered between June 1, 2021 and August 15, 2021, with the date of delivery to be determined by the seller.

In March 2021, the Company, through a separate wholly owned subsidiary, entered into an agreement with an unaffiliated third party to purchase for $27 million a 2018-built Kamsarmax vessel built by Jiangsu New Yangzi Shipbuilding Co., Ltd, with a carrying capacity of 81,800 dwt. The agreement is subject to customary closing conditions and the vessel is expected to be delivered within the next few months.

Our capital expenditures, which principally consist of purchasing, operating and maintaining dry bulk vessels, for the years 2020, 2019 and 2018 consisted of drydocking costs of $3.8 million, $0.6 million and $2.1 million, respectively.

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

The following table presents information concerning the vessels we own:

Vessel	Year Built	Flag	Direct Owner	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627
m/v Sky Globe	2009	Marshall Islands	Domina Maritime Ltd.	Taizhou Kouan	Supramax	May 2010	56,855
m/v Star Globe	2010	Marshall Islands	Dulac Maritime S.A.	Taizhou Kouan	Supramax	May 2010	56,867
m/v Moon Globe	2005	Marshall Islands	Artful Shipholding S.A.	Hudong-Zhonghua	Panamax	June 2011	74,432
m/v Sun Globe	2007	Malta	Longevity Maritime Limited	Tsuneishi Cebu	Supramax	September 2011	58,790
m/v Galaxy Globe	2015	Marshall Islands	Serena Maritime Limited	Hudong-Zhonghua	Kamsarmax	October 2020	81,167
					Total:		381,738

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

Employment of our Vessels

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the spot market and on bareboat charters and time charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us. We may, for example, seek to employ a greater portion of our fleet on the spot market or on time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Accordingly, our mix between spot charters and longer-term charters changes from time-to-time. When our ships are not all on the spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During the 2020 year, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own are eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2020, we paid commissions ranging from 5% to 6.25% relevant to each time charter agreement then in effect.

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

The process for obtaining longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, longer term shipping contracts may be awarded based upon a variety of other factors relating to the vessel operator, including:

➢	environmental, health and safety record;

➢	compliance with regulatory industry standards;

➢	reputation for customer service, technical and operating expertise;

➢	shipping experience and quality of vessel operations, including cost-effectiveness;

➢	quality, experience and technical capability of crews;

➢	the ability to finance vessels at competitive rates and overall financial stability;

➢	environmental, social, and governance criteria;

➢	relationships with shipyards and the ability to obtain suitable berths;

➢	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

➢	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

➢	competitiveness of the bid in terms of overall price.

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

➢      Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. The term “Panamax” refers to vessels that were able to pass through the Panama Canal before the Panama Canal was expanded in June 2016 (to allow vessels of up to 120,000 dwt, a size sometimes referred to as New Panamax). Panamax vessels are more versatile than larger vessels.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2018. In 2019 the BDI was volatile and ranged from 595 on February 11, 2019 to as high as 2,518 on September 3, 2019. In 2020, the BDI fell to a low of 407 on May 15, 2020 before rising in June, reaching a high of 2,020 on October 2, 2020. During calendar year 2021 to date, the BDI has ranged from a high of 2,319 (on March 22, 2021) to a low of 1,333 on February 5, 2021.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2020 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2020, our vessels did not call on any port call in Iran.

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

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	December 2022	December 2022	Class NK
m/v Sky Globe	January 2023	November 2024	Class NK
m/v Star Globe	August 2023	May 2025	DNV GL
m/v Moon Globe	December 2023	November 2025	Class NK
m/v Sun Globe	August 2022	August 2022	Bureau Veritas
m/v Galaxy Globe	October 2023	October 2025	Class NK

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

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil with a lower cap on the sulphur content applicable inside special areas, the “Emission Control Areas” or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the US Caribbean Sea area. The global cap on the sulphur content of fuel oil was reduced to 0.5% as of January 1, 2020, regardless of whether a ship is operating outside a designated ECA. From January 1, 2015 the cap on the sulphur content of fuel oil for vessels operating in ECAs has been 0.1%. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel”, and pertaining to the sampling and testing of onboard fuel oil, will become effective in 2022.

Annex VI also provides for progressive reductions in NOx emissions from marine diesel engines installed in vessels. Limiting NOx emissions is set on a three tier reduction, the final tier (“Tier III”) applying to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the US Caribbean Sea ECA. The Tier III requirements would also apply to engines of vessels operating in other ECAs as may be designated in the future by the IMO’s Marine Environment Protection Committee (or MEPC) for Tier III NOx control. In October 2016, the MEPC approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions. These two new NOx ECAs and the related amendments to Annex VI were adopted by IMO’s MEPC in 2017 and the two new ECAs and the related amendments (with some exceptions) entered into effect on January 1, 2019. The Tier III requirements do not apply to engines installed on vessels constructed prior to January 1, 2021, if they are of less than 500 gross tons, of 24 meters or over in length, and have been designed and used solely for recreational purposes. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021,

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol (this task having been delegated to the IMO). In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. On December 12, 2015 the Paris Agreement was adopted by 195 countries. The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to well below 2˚ Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping. The Paris Agreement has been ratified by a large number of countries and entered into force on November 4, 2016. On November 4, 2019, the United States began the process of withdrawing from the Paris AgreementThe United States rejoined the Paris Agreement in February 2021.

In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016 the MEPC adopted updated guidelines for the calculation of the Energy-Efficiency Design Index. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption data and to report the aggregated data to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. In April 2018, the MEPC adopted an initial strategy on the reduction of greenhouse gas emissions from ships, which envisages a reduction in total greenhouse gas emissions from international shipping by at least 50% by 2050 compared to 2008.

The EU adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of carbon dioxide emissions from vessels (or the MRV Regulation), which was published in the Official Journal on May 19, 2015 and entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, such as, amongst others, warships and fish catching or fish processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU continues to consider proposals for the inclusion of shipping in the EU Emissions Trading System in the absence of a comparable system operating under the IMO; an announcement from the EU concerning the inclusion of shipping in the EU Emissions Trading Scheme is expected in June 2021. Individual EU Member States may impose additional requirements. In the United States, the U.S. Environmental Protection Agency, or EPA, issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business through increased compliance costs or additional operational restrictions that we cannot predict with certainty at this time.

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

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention, which entered into force on September 8, 2017, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of vessels’ ballast water and sediments. The BWM Convention’s implementing regulations require vessels to conduct ballast water management in accordance with the standards set out in the convention, which include performance of ballast water exchange in accordance with the requirements set out in the relevant regulation and the gradual phasing in of a ballast water performance standard which requires ballast water treatment and the installation of ballast water treatment systems on board the vessels. Under the BWM Convention, vessels are required to implement a Ballast Water and Sediments Management Plan, carry a Ballast Water Record Book and an International Ballast Water Management Certificate. Pursuant to the BWM Convention amendments that entered into force in October 2019, ballast water management systems (“BWMSs”) installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The U.S. Coast Guard has approved a number of BWMS. Amendments to the BWM Convention concerning commissioning testing of BWMS will become effective in 2022.

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

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution (which was amended in 2009), imposing criminal sanctions for discharges of oil and other noxious substances from vessels sailing in its waters, irrespective of their flag not only where such pollution is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence.” The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards vessel interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

The EU has also adopted Regulation (EU) No 1257/2013 which lays down rules in relation to ship recycling and management of hazardous materials on vessels. The Regulation lays down requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities which meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also lays down rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Recycling Convention. It applies to vessels flying the flag of a Member State and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation generally entered into force on December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to the Regulation, the EU Commission publishes from time to time a European List of approved ship recycling facilities meeting the requirements of the Regulation. On November 11, 2020 the EU Commission published an implementing decision which included an updated version of the European List.

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

The EPA enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA had designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, including limits applicable to specific discharge streams, such as deck runoff, bilge water and gray water. The VGP was set to be effective to December 18, 2018. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018, and establishes a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for incidental discharges, and requires the U.S. Coast Guard to develop regulations within two years of the EPA’s promulgation of standards. Under VIDA, all provisions of the Vessel General Permit remain in force and effect as currently written until the EPA publishes future standards and the U.S. Coast Guard publishes corresponding implementing regulations (anticipated in 2022).

Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states, including California, have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

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

Other United States’ Regulations

The U.S. Coast Guard and Customs and Border Protection, or other local governmental agencies, may enact additional and/or temporary measures, nationally or regionally, in relation to the novel coronavirus (COVID-19). For example, in March 2020, Customs and Border Protection issued temporary restrictions on crew leave in the Port of New Orleans, and the U.S. Coast Guard issued a Marine Safety Information Bulletin reminder that notification of deaths and illnesses of persons on board a vessel must be reported to the Coast Guard, and mandating immediate notification to the Coast Guard and the Center for Disease Control and Prevention of such death or illness related to COVID-19.

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

C.  Organizational Structure

Globus Maritime Limited is a holding company. As of the date of this annual report, Globus wholly owns eight operational subsidiaries, seven of which are Marshall Islands corporations and one of which is incorporated in Malta. Six of our operational subsidiaries each own one vessel, and one of our operational subsidiaries is our Manager and does not own a vessel, and our Manager provides the technical and day-to-day commercial management of our fleet. Another of our subsidiaries has entered into an agreement to acquire a 2011-built Kamsarmax vessel, which is subject to customary closing conditions. Our Manager previously provided consultancy services to an affiliated ship-management company. Our Manager maintains ship management agreements with each of our vessel-owning subsidiaries.

D.  Property, Plants and Equipment

In August 2006, our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a related party to us. Rental expense was €14,578 per month until December 31, 2015. The rental agreement provided for an annual increase in rent of 2% above the rate of inflation as set by the Bank of Greece. The contract ran for nine years and could have been terminated by us with six months’ notice, and terminated at the end of 2015. In 2016 we renewed the rental agreement at a monthly rate of €10,360 ($11,900) with a lease period ending January 2, 2025. We do not presently own any real estate. As of December 31, 2020, we owed Cyberonica approximately $76,000 of back rent.

For information about our vessels and how we account for them, see “Item 5. Operating and Financial Review and Prospects. A. Operating Results – Results of Operations – Critical Accounting Policies – Impairment of Long-Lived Assets.” Other than our vessels, we do not have any material property. Five of our vessels are subject to priority mortgages, which secure our obligations under a credit facility.

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

A.  Operating Results

Overview

We are an integrated dry bulk shipping company, which began operations in September 2006, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Following the conclusion of our initial public offering on June 1, 2007, our common shares were listed on the AIM under the ticker “GLBS.L.” On July 29, 2010, we effected a 1-4 reverse stock split, with our issued share capital resulting in 7,240,852 common shares of $0.004 each. On November 24, 2010, we redomiciled into the Marshall Islands pursuant to the BCA and a resale registration statement for our common shares was declared effective by the SEC. Once the resale registration statement was declared effective by the SEC, our common shares began trading on the Nasdaq Global Market under the ticker “GLBS.” We delisted our common shares from the AIM on November 26, 2010.

On June 30, 2011, we completed a follow-on public offering in the United States under the Securities Act, of 2,750,000 common shares at a price of $8.00 per share, the net proceeds of which amounted to approximately $20 million. (These figures do not reflect the 1-4 reverse stock split which occurred in October 2016, the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split occurred in October 2020.)

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

On October 20, 2016, we effected a 1-4 reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). (These figures do not reflect the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split occurred in October 2020.)

In July 2016, we redeemed the remaining 2,567 of our Series A Preferred Shares that were issued and outstanding.

We conducted a private placement on February 8, 2017, in which we issued, for gross proceeds of $5 million, an aggregate of 5 million common shares and warrants to purchase 25 million common shares at a price of $1.60 per share (subject to adjustment; these figures do not reflect a 1-10 reverse stock split which occurred in October 2018), in a private placement to a group of private investors. The Company has used the proceeds from the sale of common shares and warrants for general corporate purposes and working capital including repayment of debt. In connection with the February 2017 private placement, we terminated an aggregate of $20 million of the outstanding principal and interest of the Firment Credit Facility and the Silaner Credit Facility in exchange for issuing 20 million shares and warrants exercisable for 7,380,017 common shares at a price of $1.60 per share (subject to adjustment; these figures do not reflect a 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split occurred in October 2020) to nominees of the lenders. In each instance, the outstanding amounts were paid in their entirety subsequent to the close of the February 2017 private placement, but the Facilities remained available to the Company. Both lenders are related parties to the Company.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 2.5 million of our common shares and a warrant to purchase 12.5 million of our common shares at a price of $1.60 per share (subject to adjustment; these figures do not reflect a 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split occurred in October 2020) to an investor in a private placement.

On October 15, 2018, we effected a 1-10 reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). (These figures do not reflect the 1-100 reverse stock split occurred in October 2020.)

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at October 31, 2021, as amended. We have the right to drawdown any amount up to $15 million (with $14.2 million remaining) or prepay any amount in multiples of $100,000. Any prepaid amount cannot be re-borrowed. Interest on drawn and outstanding amounts is charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00. The outstanding amount under the Firment Shipping Credit Facility was fully repaid on July 27, 2020. The available amount to be drawn under this Facility is $14.2 million as of the date of this annual report.

On April 23, 2019, the Company converted the outstanding principal amount of $3.1 million plus the accrued interest of approximately $0.1 million with a conversion price of $2.80 per share and issued 1,132,191 new common shares on behalf of Firment Shipping Inc. in accordance with the provisions of the Firment Shipping Credit Facility. This conversion resulted in a gain of approximately $0.1 million. As of December 31, 2019, there was an amount of $11.1 million available to be drawn under the Firment Shipping Credit Facility. (These figures do not reflect the 1-100 reverse stock split occurred in October 2020.)

As of December 31, 2020, $14.2 million was available to be drawn under the Firment Shipping Credit Facility.

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

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that was convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note was scheduled to mature on March 13, 2020, the first anniversary of its issue, but its holder waived the Convertible Note’s maturity until March 13, 2021. The waiver also provided that the floor price by which the Convertible Note may be converted adjusts for share splits, share dividends, share combinations, and similar transactions. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

On May 8, 2020, the holder of our Convertible Note waived (the “May 8, 2020 Waiver”) its right to participate in (a) public offerings which close before August 31, 2020, and (b) issuances of shares and other securities (including common shares, Class B common shares, and new or existing series of preferred shares) to directors, officers, their respective affiliates, and to affiliates of the Company. The holder of our Convertible Note also consented to the amendment and restatement of the Firment Shipping Credit Facility and waived (a) without the Company having admitted fault, certain potential prior technical breaches of the Convertible Note; (b) the holder’s right to require the redemption of the Convertible Note upon a change of control (as such term is used within the Convertible Note), but only if such change of control results from certain underwritten offering or issuances of our securities to directors, officers, their respective affiliates, and to affiliates of the Company; (c) temporarily reduced, until August 31, 2020, the amount the noteholder will receive upon a redemption of the Convertible Note at the Company’s option, such that the Convertible Note could have been redeemed at the Company’s option by paying the greater of (i) the aggregate amounts then outstanding pursuant to the Convertible Note (rather than 120% of such amounts) and (ii) the product of (x) the number of shares issuable upon a conversion of the Convertible Note (with respect to the amount being redeemed at the time) multiplied by (y) the greatest closing sale price of the Company’s common shares on any trading day between the date immediately preceding the first such redemption at the Company’s option and the trading day immediately prior to the final Company payment under the Convertible Note. All of the foregoing was subject to the Company’s redemption of all or part of the Convertible Note in cash with an amount equal to the lesser of (a) the aggregate amounts then outstanding pursuant to the Convertible Note and (b) 25% of the net proceeds of any public offering of its securities that close before August 31, 2020.

The outstanding balance of the Convertible Note not previously converted into shares was fully repaid in June 2020.

The Convertible Note provided for interest to accrue at 10% annually and paid at maturity, unless the Convertible Note was converted or redeemed pursuant to its terms beforehand. The interest could have been paid in common shares of the Company, if certain conditions described within the Convertible Note were met. The following summaries of the conversion and redemption provisions of the Convertible Note are qualified in their entirety to the terms of the Convertible Note itself:

•	The Convertible Note could have been converted, in whole or in part, into the Company’s common stock at any time by its holder, in which case all principal, interest, and other amounts owed pursuant to the Convertible Note would have converted at a price per share which would have differed based upon the performance of the Company’s stock price. The price per share for conversion purposes was the lowest of (a) the Conversion Price of $450 and (b) the highest of (i) $100 (the “Floor Price”) and (ii) 87.5% of the average of the high and low bid price from any day chosen by the holder during the ten (10) consecutive trading day period ending on and including the trading day immediately prior to the applicable conversion date (the “Alternate Conversion Price”) regardless of the subsequent stock price. The Floor Price adjusted for share splits, share dividends, share combinations, and similar transactions.

•	The Convertible Note could have been redeemed, in whole or in part, by request of its holder upon:

O	an Event of Default (as defined within the Convertible Note), in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note, and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 4(b) of the Convertible Note);

o	a Change in Control (as defined within the Convertible Note) of the Company, in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could have been converted (as calculated within Section 5(c) of the Convertible Note), unless such Change in Control occurred as described in the May 8, 2020 Waiver described above; or

O	any time after an uninterrupted ten Trading Day period in which the common shares traded below the Floor Price, in exchange for 100% of all amounts owed under the Convertible Note.

•	The Convertible Note could have been redeemed, in whole or in part, at any time by the Company. If we elected to redeem the Convertible Note, and such redemption did not occur as set forth within the May 8, 2020 Waiver, we would have been obligated to pay the holder the greater of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 8(a) of the Convertible Note). If we elected to redeem the Convertible Note, we (as a procedural matter) would have first provided the holder notice, which could have allowed the holder to convert prior to payment by us of the redemption amount.

•

If any portion of the Convertible Note was not redeemed or converted prior to its maturity date, on the maturity date, we would have been required to pay all outstanding principal in cash and may have elected whether to pay the interest (and any other amounts owed) in cash or shares of our common stock. If interest was paid in common stock, the Alternate Conversion Price per share would have applied.

The Convertible Note also forbade us from undertaking certain major transactions (referred to within the Convertible Note as “Fundamental Transactions” or a “Change of Control”) if we do not either (a) redeem the note at 120% of all amounts owed under the Convertible Note beforehand or (b) we or our successor does not reaffirm its obligations under the Convertible Note.

The Convertible Note included anti-dilution protections to its holder. The Convertible Note initially contained a Floor Price of $225 and allowed the Company, with the holder’s consent, to reduce the Floor Price or the then current conversion price, as to any amount and for any period of time deemed appropriate by the Company’s board of directors, but to a price no less than $1.00 per share, which subsequently was so reduced to $100. Although it was originally agreed that the floor price would not adjust upon share splits, share dividends, share combinations, and similar transactions, we and the holder subsequently agreed that the floor price would adjust proportionately under these circumstances.

Under the terms of the Convertible Note, the Company could not have issued shares to the extent such issuance would cause the Holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such issuance, excluding for purposes of such determination common shares issuable upon subsequent conversion of principal or interest on the Convertible Note. This provision did not limit a Holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and immediately thereafter re-acquiring up to 4.99% of our common shares. The Convertible Note further entitled its holder to any options, convertible securities or rights to purchase shares, warrants, securities or other property if the Company should issue such pro rata to all or substantially all of the record holders of any class of common shares, in each instance as though the Convertible Note had converted in full at the Alternate Conversion Price and as though the aforementioned limitation on conversion and issuance did not exist.

The Company also signed a registration rights agreement with the private investor pursuant to which we agreed to register for resale the shares that could be issued pursuant to the Convertible Note, and subsequently filed a registration statement registering the resale of the maximum number of common shares issuable pursuant to the Convertible Note, including payment of interest on the notes through its maturity date, determined as if the Convertible Note (including interest) was converted in full at the lowest price at which the note may convert pursuant to its terms. The registration rights agreement contained liquidated damages if we were unable to register for resale the shares into which the convertible note may convert, and maintain such registration.

On June 22, 2020, we completed a public offering of 34,285,714 units of the Company. Each unit consisted of one common share and one Class A Warrant to purchase one common share (a “Class A Warrant”), for $35 per unit. At the time of the closing, the underwriters exercised and closed a part of their over-allotment option, and purchased an additional 5,139,286 common shares and Class A Warrants to purchase 5,139,286 common shares. Upon the 1-100 reverse split which occurred in October 2020, the number of outstanding warrants was not adjusted, but the number of shares issuable upon exercise thereof and the price per share was proportionately adjusted to reflect the split. The figures above do not reflect the split.

The exercise price of the Class A Warrants is $35 per whole share at any time after their original issuance up to the date that is five years after their original issuance. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. We may be required to pay certain amounts as liquidated damages as specified in the warrants in the event it does not deliver common shares upon exercise of the warrants within the time periods specified in the warrants.

On June 30, 2020, we issued 458,500 of our common shares in a registered direct offering and 458,500 of our June PP Warrants in a concurrent private placement for a purchase price of $27 per common share and June PP Warrant. The exercise price of each June PP Warrant was originally $30 per share, but in July 2020 was reduced to $18 per share.

On July 21, 2020, we issued 833,333 of our common shares in a registered direct offering and 833,333 of our July PP Warrants to purchase common shares in a concurrent private placement for a purchase price of $18 per common share and July PP Warrant. The exercise price of each July PP Warrant is $18 per share.

On December 9, 2020, we issued (a) 1,256,765 common shares, (b) pre-funded warrants to purchase 155,000 common shares, and (c) warrants (the “December 2020 Warrants”) to purchase 1,270,587 common shares. The pre-funded warrants have all been exercised. No December 2020 Warrants have been exercised as of the date hereof, and may be exercised at any time prior to 5:00 PM New York time on June 9, 2026. The exercise price of the December 2020 Warrants was reduced from $8.50 per share to $6.25 per share on January 29, 2021.

On January 29, 2021, we issued (a) 2,155,000 common shares, (b) pre-funded warrants to purchase 445,000 common shares, and (c) warrants (the “January 2021 Warrants”) to purchase 1,950,000 common shares at an exercise price of $6.25 per share, which may be exercised at any time prior to 5:00 PM New York time on July 29, 2026. The pre-funded warrants were all exercised prior to the date of this annual report. No January 2021 Warrants have been exercised as of the date hereof.

On February 17, 2021, we issued (a) 3,850,000 common shares, (b) pre-funded warrants to purchase 950,000 common shares, and (c) warrants (the “February 2021 Warrants”) to purchase 4,800,000 common shares at an exercise price of $6.25 per share, which may be exercised at any time prior to 5:00 PM New York time on August 17, 2026. The pre-funded warrants have all been exercised. No February 2021 Warrants have been exercised as of the date hereof.

Each of the June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, and February 2021 Warrants is exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If a registration statement covering the issuance of the shares under the Securities Act is not effective or available at any time after the issuance of the December 2020 Warrants, January 2021 Warrants, and February 2021 Warrants, the holder may, in its sole discretion, elect to exercise the such warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If we do not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

From June 22, 2020 through to date, we issued 5,550 common shares pursuant to exercises of outstanding Class A Warrants. As of the date of this annual report, no June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, or February 2021 Warrants have been exercised.

On October 21, 2020, we effected a 1-100 reverse stock split which reduced the number of shares outstanding from 175,675,651 to 1,756,720 (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse split.

As of December 31, 2020, our issued and outstanding capital stock consisted of 3,040,123 common shares and 300 Series Preferred Shares.

On June 12, 2020, we entered into a stock purchase agreement and issued 50 of our newly-designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement.

In July 2020, we issued an additional 250 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%.

In March 2021, we issued an additional 10,000 of our Series B preferred shares to Goldenmare Limited in return for $130,000, which was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement.

Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B preferred shares are not convertible into common shares or any other security. They are not redeemable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors. Finally, in the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

Each issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which (in each instance) received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

In March 2021, the Company reached an arrangement with a financial institution for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The arrangement is subject to definite documentation and customary closing conditions. The proceeds of this financing are expected to be used to repay the outstanding balance of EnTrust Loan Facility and/or for general corporate purposes. However, there can be no assurance that we will ultimately agree to definitive documentation and/or that the terms will be what we currently expect to be.

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

The average number of vessels in our fleet for the year ended December 31, 2020 was 5.2 and for the years ended December 31, 2019 and 2018 was 5.0.

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

In 2020, our voyage revenues decreased when compared to 2019, mainly due to lower daily time charter and spot rates earned on average from our vessels on a year over year basis. Our voyage revenues in 2019 and 2018 decreased compared to their respective prior year mainly due to lower daily time charter and spot rates earned on average from our vessels on a year over year basis.

Employment of our Vessels

As of the date of this annual report on Form 20-F, we employed our vessels as follows:

➢	m/v Star Globe – on a time charter that began in January 2021 and is expected to expire in May 2021, at a gross rate of $10,000 per day.

➢	m/v Sky Globe – on a time charter that began in March 2021 and is expected to expire in June 2021, at a gross rate of $15,500 per day.

➢	m/v Moon Globe – on a time charter that began in January 2021 and is expected to expire in April 2021, at a gross rate of $10,000 per day.

➢	m/v Sun Globe – on a time charter that began in February 2021 and is expected to expire in May 2021, at a gross rate of $11,850 per day.

➢	m/v Galaxy Globe – on a time charter that began in November 2020 and is expected to expire in August 2021, at a gross rate of $11,100 per day.

M/v River Globe was in drydocking as of the date of this annual report on Form 20-F and not employed.

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

One of our wholly-owned subsidiaries is also under contract with an unaffiliated third party to purchase a 2011-built Kamsarmax vessel built by the Universal Shipbuilding Corporation, Japan. The agreement is subject to customary closing conditions.

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

For the year ended December 31, 2020, commissions amounted to $0.2 million. For the year ended December 31, 2019, commissions amounted to $0.2 million and for the year ended December 31, 2018, commissions amounted to $0.3 million.

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

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $178,000 of the depreciation charge included in the consolidated statement of comprehensive loss for 2018. For the years 2020 and 2019, we maintained the scrap rate at the same level of $300/ton.

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

Impairment Loss

We assess at each reporting date whether there is an indication that a vessel that we own may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive (loss)/income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive (loss)/income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. As of March 31, 2020 and 2019, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of approximately $4.6 and $29.9 million, respectively.

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

Interest Income from Bank Balances & Bank Deposits

We earn interest on the funds we have deposited with certain banks as well as from short-term certificates of deposit.

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2020, 2019 and 2018, we had $37 million, $41.1 million and $37.9 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt as well as our available but undrawn credit facilities, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

➢	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

➢	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

➢	Operating days. Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels generate revenues.

➢	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys.

➢	Average number of vessels. We measure average number of vessels by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

➢	TCE rates. We define TCE rates as our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, average number of vessels and fleet utilization for the periods indicated.

	Year Ended December 31,
	2020	2019	2018	2017	2016
Ownership days	1,894	1,825	1,825	1,825	1,908
Available days	1,778	1,788	1,755	1,787	1,885
Operating days	1,733	1,756	1,723	1,745	1,830
Bareboat charter days	-	-	-	-	-
Fleet utilization	97.5%	98.2%	98.2%	97.6%	97.1%
Average number of vessels	5.2	5.0	5.0	5.0	5.2
Daily time charter equivalent (TCE) rate*	$5,210	$7,564	$9,213	$6,993	$3,962

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
	2020	2019	2018	2017	2016
Voyage revenues	11,753	15,623	17,354	13,852	8,423
Less: Voyage expenses	2,490	2,098	1,188	1,352	954
Net revenue	9,263	13,525	16,166	12,500	7,469
Available days	1,778	1,788	1,755	1,787	1,885
Daily TCE rate*	5,210	7,564	9,213	6,993	3,962

*Amounts subject to rounding.

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2020 compared to the year ended December 31, 2019 and for the year ended December 31, 2019 compared to the year ended December 31, 2018. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2020 compared to the year ended December 31, 2019

As of December 31, 2020 and 2019, our fleet consisted of six (four Supramaxes, one Kamsarmax and one Panamax) with an aggregate carrying capacity of 381,738 dwt and five dry bulk vessels (four Supramaxes and one Panamax) with an aggregate carrying capacity of 300,571 dwt, respectively. During the years ended December 31, 2020 and 2019 we had an average of 5.2 and 5.0 dry bulk vessels in our fleet, respectively.

During the year ended December 31, 2020, we had an operating loss of $11.4 million, while during the year ended December 31, 2019, we had an operating loss of $33.6 million.

Voyage revenues. Voyage revenues decreased by $3.8 million, or 24%, to $11.8 million in 2020, compared to $15.6 million in 2019. The decrease is primarily attributable to a decrease in average TCE rates. In 2020, we had total operating days of 1,733 and fleet utilization of 97.5%, compared to 1,756 operating days and a fleet utilization of 98.2% in 2019. The foregoing fleet utilization percentage are based upon the available days of each vessel, being the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. We also had 1,894 and 1,825 ownership days in 2020 and 2019, respectively.

Voyage expenses. Voyage expenses increased by $0.4 million, or 19%, to $2.5 million in 2020, compared to $2.1 million in 2019. This increase is attributed to the more expensive low sulphur fuel we needed to procure for our vessels in order to comply with the IMO’s low sulphur fuel oil requirement, which cuts sulphur levels from 3.5% to 0.5% and became effective as of January 1, 2020. Another factor that contributed to the increase was the considerably longer periods that our vessels were travelling seeking employment due to the decrease of demand, which is attributed to the outbreak of COVID-19 virus.

Vessel operating expenses. Vessel operating expenses decreased by $0.3 million, or 3%, to $8.6 million in 2020, compared to $8.9 million in 2019. The breakdown of our operating expenses for the year 2020 was as follows:

Crew expenses	57%
Repairs and spares	18%
Insurance	8%
Stores	9%
Lubricants	5%
Other	3%

The decrease is mainly attributed to the decrease of the daily operating expenses of the vessels. Daily vessel operating expenses were $4,531 in 2020 compared to $4,867 in 2019, representing a decrease of 7%. The decrease is partly attributed to the decrease of crew traveling expenses as due to COVID-19 there are restrictions on travelling in many jurisdictions and it is increasingly hard, if not restrictive, for our crews to be relieved by new crew members.

Depreciation. Depreciation charge during the year ended December 31, 2020 reached $2.4 million compared to $4.7 million during 2019. This is mainly attributed to the impairment loss of $4.6 million and $29.9 million we recognized in the first quarter of 2020 and in December 2019, respectively, as the recoverable amounts of the vessels were lower than their respective carrying amounts.

Depreciation of dry-docking costs. Depreciation of dry-docking costs decreased by $0.4 million, or 24%, to $1.3 million in 2020, compared to $1.7 million in 2019. This is due to the increased cost of dry-dockings that three of our vessels underwent in 2018 and subsequently resulted to a higher depreciation charge in 2019.

Administrative expenses. Administrative expenses increased by $0.3 million or 19% to $1.9 million in 2020 from $1.6 million in 2019 mainly due to the increase of Directors and Officers insurance premium by approximately $93,000 from approximately $77,000 in 2019 to approximately $170,000 in 2020 and audit fees by approximately $45,000, from approximately $98,000 in 2019 to approximately $143,000 in 2020.

Administrative expenses payable to related parties. Administrative expenses payable to related parties increased by $1.5 million, or 375%, to $1.9 million in 2020 compared to $0.4 million in 2019. This is mainly attributed to the agreement in December 2020 to increase the consultancy fees of Goldenmare Limited, an affiliated entity of our CEO, from 200,000 Euro to 400,000 Euro per annum and additionally a one-time cash bonus of $1.5 million to the consultant pursuant to the consultancy agreement.

Share-based payments. Share-based payments for 2020 and 2019 amounted to $40,000.

Impairment Loss. During the first quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their respective carrying amounts and recognized an impairment loss of $4.6 million. No further impairment was recorded during the remaining quarters of 2020. As of December 31, 2019, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $29.9 million.

Interest expense and finance costs. Interest expense and finance costs decreased by $0.5 million, or 11%, to $4.2 million in 2020, compared to $4.7 million in 2019. This decrease is mainly attributed to the prepayment fees and the write off of unamortized loan fees for the early termination of Macquarie Loan Agreement during 2019. Our weighted average interest rate for 2020 was 9.44% compared to 8.66% during 2019. Total borrowings outstanding as of December 31, 2020 amounted to $37 million compared to $41.1 million as of December 31, 2019. All of our credit and loan facilities are denominated in U.S. dollars.

Gain / (Loss) on derivative financial instruments. For the year ended December 31, 2020 the loss on the derivative financial instruments is mainly attributed to the conversions and the repayment of the Convertible Note. Further to the conversion clause included into the Convertible Note during the first half of 2020 a total amount of approximately $1.2 million, principal and accrued interest, was converted to common shares with the conversion price of $100 per share and a total number of approximately 11,677 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive loss. Furthermore, with the repayment of the Convertible Note on June 25, 2020, we recognized a loss of $1.3 million in the consolidated statement of comprehensive loss. For the year ended December 31, 2019, the gain on the derivative financial instruments is mainly attributed to the valuation of the Convertible Note.

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

Administrative expenses payable to related parties. Administrative expenses payable to related parties decreased by $157,000, or 30%, to $371,000 in 2019 compared to $528,000 in 2018. This is attributed to the adoption of IFRS 16 as of January 1, 2019. Due to the adoption of IFRS 16, we identified the rental agreement with Cyberonica S.A., a related party to the Company, to give rise to a right of use asset and a corresponding liability. The depreciation charge for right-of-use asset for the year ended December 31, 2019, was approximately $112,000 and the interest expense on lease liabilities for the same period was approximately $51,000 and recognized in the income statement component of the consolidated statement of comprehensive loss under depreciation and interest expense and finance costs, respectively.

Administrative expenses. Administrative expenses increased by $0.2 million or 14% to $1.6 million in 2019 from $1.4 million in 2018 mainly due to the increase of consulting fees by approximately $223,000, from approximately $234,000 in 2018 to approximately $457,000 in 2019.

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

Discounted future cash flows for each vessel were determined and compared to the vessel’s carrying value. For the discount factor, we applied the Weighted Average Cost of Capital rate that was calculated to be 4.06% as at December 31, 2020. The projected net discounted future cash flows for the first year were determined by considering an estimate daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e., Forward Freight Agreements) time charter rate for the remaining year of 2020 for each type of vessel. For the remaining useful life of the vessels, we used the historical ten-year blended average one-year time charter rates substituting for the year 2016 that was considered as extreme value, with the year 2010. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual increase rate of approximately 1% based on the historical trend deriving from actual results for the Company’s vessels since their delivery under Company’s technical management. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax, Panamax and Kamsarmax vessels with a deadweight tonnage of more than 50,000, 70,000 and 80,000, respectively) and they covered at least one full business cycle. Effective fleet utilization was assumed at 87% and 90% (including ballast days) for the Supramaxes and the Panamaxes/Kamsarmaxes, respectively, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

In addition, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA for the remaining year of 2021, which is applied in our model for the first year which is not fixed, approximates historical low levels and fully reflects the conceivable downside scenario.

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

For the year ended December 31, 2020 and 2019 we recognized an impairment loss of $4.6 and $29.9 million, respectively, for the vessels of our fleet.

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

During the year ended December 31, 2018 we did not recognize an impairment loss.

Although we believe that the assumptions used to evaluate impairment are reasonable and appropriate, these assumptions are highly subjective and we are not able to estimate the variability between the assumptions used and actual results that is reasonably likely to result in the future.

As of December 31, 2020 and 2019 we owned and operated a fleet of six vessels and five vessels, respectively, with an aggregate carrying value of $62.4 and $48.2 million, respectively.

A vessel-by-vessel carrying value summary as of December 31, 2020 and 2019 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2020 (in millions of U.S. Dollars)		Carrying Value as of December 31, 2019 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	7.0		7.7
m/v Sky Globe	56,855	2009	May 2010	32.8	7.7		9.0
m/v Star Globe	56,867	2010	May 2010	32.8	9.4	*	9.4
m/v Sun Globe	58,790	2007	September 2011	30.3	9.1		11.2
m/v Moon Globe	74,432	2005	June 2011	31.4	10.8	*	10.9	*
m/v Galaxy Globe	81,167	2015	October 2020	18.4	18.4		-
					62.4		48.2

* Indicates vessels which we believe, as of December 31, 2020 and 2019, may have fair values below their carrying values. As of December 31, 2020, and 2019, we believe that the aggregate carrying value of these two vessels exceeded their market value by $2.7 and $2.9 million, respectively.

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

Vessels Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $178,000 of the depreciation charge included in the consolidated statement of comprehensive (loss)/income for 2018. For the years ended December 31, 2020 and 2019 we maintained the same scrap rate of $300/ton.

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

B.  Liquidity and Capital Resources

As of December 31, 2020, we had $2.1 million in “restricted cash”. In addition we had an amount of $14.2 million available to be drawn under a Revolving Credit Facility dated November 21, 2018 with Firment Shipping Inc. as lender (the “Firment Shipping Credit Facility”).

As of December 31, 2020, we had an aggregate debt outstanding of $36.6 million, gross of unamortized debt costs, from the EnTrust Loan Facility. We expect to prepay in March 2021 $6.0 million, representing all amounts that would otherwise come due during calendar year 2021. As a result, after this pre-payment (if we make it), we expect to have an aggregate debt outstanding of $31 million, gross of unamortized debt costs, from the Entrust Loan Facility.

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

In February, 2021, the Company, through a separate wholly owned subsidiary, entered into, an agreement with an unaffiliated third party to purchase a 2011-built Kamsarmax vessel built by the Universal Shipbuilding Corporation, Japan. The agreement is subject to customary closing conditions. The price for the vessel is $16.5 million if the ship is delivered on or before May 31, 2021 and $16.2 million if the ship is delivered between June 1, 2021 and August 15, 2021, with the date of delivery to be determined by the seller.

In March 2021, the Company, through a separate wholly owned subsidiary, entered into an agreement with an unaffiliated third party to purchase for $27 million a 2018-built Kamsarmax vessel built by Jiangsu New Yangzi Shipbuilding Co., Ltd, with a carrying capacity of 81,800 dwt. The agreement is subject to customary closing conditions and the vessel is expected to be delivered within the next few months.

In March 2021, the Company reached an arrangement with a financial institution for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The arrangement is subject to definite documentation and customary closing conditions. The proceeds of this financing are expected to be used to repay the outstanding balance of EnTrust Loan Facility and/or for general corporate purposes. However, there can be no assurance that we will ultimately agree to definitive documentation and/or that the terms will be what we currently expect to be.

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

Working capital, which is current assets, minus current liabilities, amounted to $9.2 million as of December 31, 2020 and to a working capital deficit of $3.2 million as of December 31, 2019. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. Five of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more of those vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements.

Cash Flows

Cash and cash equivalents were $19 million in unrestricted bank deposits as of December 31, 2020, $2.4 million in unrestricted bank deposits as of December 31, 2019 and $46,000 in unrestricted bank deposits as of December 31, 2018.

Restricted cash that consist of cash pledged as collateral was $2.1 million at the end of 2020, $2.4 million at the end of 2019 and $1.4 million at the end of 2018. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From / (Used In) Operating Activities

Net cash used in operating activities in 2020 amounted to $6.2 million compared to net cash generated from operating activities of $0.2 million in 2019. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net cash generated from operating activities in 2019 amounted to $0.2 million compared to $3.9 million in 2018. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet.

Net Cash Used In Investing Activities

Net cash used in investing activities was $18.5 million during the year ended December 31, 2020, which was mainly attributable to the purchase of Galaxy Globe in October 2020.

Net cash used in investing activities was approximately $20,000 during the year ended December 31, 2019, which was mainly attributable to the purchase of new equipment for the vessels.

Net cash used in investing activities was approximately $126,000 during the year ended December 31, 2018, which was mainly attributable to the purchase of new equipment for the office.

Net Cash Generated From / (Used in) Financing Activities

Net cash generated from financing activities during the year ended December 31, 2020 amounted to $41.5 million and consisted of $49.3 million proceeds drawn from the issuance of share capital plus $0.2 million from issuance of warrants, reduced by $1.1 million of transaction costs that we paid for the issuance of new common shares, $4.2 million of interest paid, $3 million of indebtedness that we repaid under our existing credit and loan facilities, a $0.4 million decrease of pledged bank deposits and a $0.2 million repayment of lease liability.

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

As of December 31, 2020, 2019 and 2018, we and our vessel-owning subsidiaries had outstanding borrowings under the DVB Loan Agreement, the Hamburg Commercial Loan Agreement, the Firment Shipping Credit Facility, the Macquarie Loan Agreement, the Convertible Note and the EnTrust Loan Facility of an aggregate of $37 million, $41.1 million and $37.9 million, respectively.

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

Firment Shipping Credit Facility

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at October 31, 2021, as amended. We have the right to drawdown any amount up to $15 million (with $14.2 million remaining) or prepay any amount in multiples of $100,000. Any prepaid amount cannot be re-borrowed. Interest on drawn and outstanding amounts is charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remain our Chief Executive Officer and that Firment Shipping Inc. maintains at least a 40% shareholding in us, other than due to actions taken by Firment Shipping Inc., such as sales of shares. The Company obtained waivers from Firment Shipping Inc. waiving this obligation in connection with the public offering on June 22, 2020, the registered direct offerings on June 30, 2020, July 21, 2020, December 10, 2020, January 29, 2021, and February 17, 2021, and the issuances of the Series B preferred shares.

On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility amounting to approximately $863,000.

As of December 31, 2020 and 2019, there was an amount of $14.2 and $11.1 million, respectively, available to be drawn under the Firment Shipping Credit Facility. The Amended and Restated Agreement converted the existing Revolving Credit Facility to a Term Credit Facility and extended the maturity date to October 31, 2021.

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

Convertible Note

On March 13, 2019, we signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that was convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note was scheduled to mature on March 13, 2020, the first anniversary of its issue, but its holder waived the Convertible Note’s maturity until March 13, 2021. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Company signed a registration rights agreement with the private investor pursuant to which we agreed to register for resale the shares that could be issued pursuant to the Convertible Note, and subsequently filed a registration statement registering the resale of the maximum number of common shares issuable pursuant to the Convertible Note, including payment of interest on the notes through its maturity date, determined as if the Convertible Note (including interest) was converted in full at the lowest price at which the note may convert pursuant to its terms. The registration rights agreement contained liquidated damages if we were unable to register for resale the shares into which the convertible note may convert, and maintain such registration.

As of December 31, 2019, the amount outstanding with respect to the Convertible Note was $3,308,750. On June 25, 2020, the Company repaid the total outstanding principal and interest of the Convertible Note amounting to approximately $2.5 million.

EnTrust Loan Facility

On June 24, 2019, the Company drew down $37,000,000 and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The EnTrust Loan Facility consists of five Tranches:

Tranche (A) of $6,375,000 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v River Globe. The balance outstanding of tranche (A) at December 31, 2020, was $6,375,000 payable in 6 equal quarterly instalments of $265,625 starting, March 2021, as well as a balloon payment of $4,781,250 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which is expected to be applied against the balloon amount.

Tranche (B) of $7,375,000 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Sky Globe. The balance outstanding of tranche (B) at December 31, 2020, was $7,375,000 payable in 6 equal quarterly instalments of $230,469 starting, March 2021, as well as a balloon payment of $5,992,186 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which could have already decreased the balloon amount.

Tranche (C) of $7,750,000 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Star Globe. The balance outstanding of tranche (C) at December 31, 2020, was $7,750,000 payable in 6 equal quarterly instalments of $215,278 starting, March 2021, as well as a balloon payment of $6,458,332 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which is expected to be applied against the balloon amount.

Tranche (D) of $6,500,000 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Moon Globe. The balance outstanding of tranche (D) at December 31, 2020, was $6,500,000 payable in 6 equal quarterly instalments of $406,250 starting, March 2021, as well as a balloon payment of $4,062,500 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which is expected to be applied against the balloon amount.

Tranche (E) of $9,000,000 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Sun Globe. The balance outstanding of tranche (E) at December 31, 2020, was $9,000,000 payable in 6 equal quarterly instalments of $375,000 starting, March 2021, as well as a balloon payment of $6,750,000 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which is expected to be applied against the balloon amount.

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

The loan is secured by:

•	First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe.

•	Guarantee from Globus and joint liability of the vessel owning companies.

•	Shares pledges respecting each borrower.

•	Pledges of bank accounts, charter assignments, and a general assignment over each ship's earnings, insurances and any requisition compensation in relation to that ship.

The EnTrust Loan Facility contains various covenants requiring the vessels owning companies and/or Globus to, among other things, ensure that:

➢	The borrowers, being five of Globus Maritime’s shipowning subsidiaries (which own m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe), must maintain a minimum liquidity at all times of not less than $250,000 for each mortgaged ship.

➢	Globus Maritime must maintain, on a consolidated basis, at the end of each calendar quarter liquid funds in an amount, in aggregate, of not less than 5% of the consolidated financial indebtedness of the Group as reflected in the most recent financial statements of Globus Maritime.

➢	Each borrower must maintain in its earnings account during a “Cash Sweep Period”, which is the period commencing on June 24, 2019 and ending on September 30, 2019 and each three-month period thereafter commencing on January 1, April 1, July 1 and October 1 in each financial year of the relevant borrower, with the last such three-month period commencing on June 30, 2020 and ending on September 30, 2020, the applicable “Buffer Amount”, which is in relation to a Borrower for a Cash Sweep Period, the product of:

(a) an amount equal to the lower of:

(i) $1,000; and

(ii) the difference between the daily time charter equivalent rate of the ship owned by that borrower, as evidenced in the management accounts, and the break-even expenses of that ship for that Cash Sweep Period; and

(b) the actual number of days lapsed during that Cash Sweep Period for that borrower.

➢	Each of Domina Maritime Ltd, Dulac Maritime S.A. and Artful Shipholding S.A. must create a reserve fund in the reserve account to meet the anticipated dry docking and special survey fees and expenses for the relevant ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship), in an amount equal to, at each quarter end date, the product of:

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

➢	No Borrower shall incur or permit to be outstanding any financial indebtedness except “Permitted Financial Indebtedness”.

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

In April 2020, the EnTrust Loan Facility was amended to provide for, among other things, the deferral at the borrowers’ option of 50% of the amount of interest that accrued on the loan during the interest period that ended on March 31, 2020 and increased the deferred fee from 1.50% to 1.60%, among other matters. The deferred interest that remains outstanding will accrue interest at the same rate and on the same repayment terms as interest on the loan. The deferred interest was required to be paid on September 30, 2020 and may be paid at the borrowers’ option on June 30, 2020. In May 2020 the lenders agreed to increase the maximum amount of trade debt permitted to be incurred in respect of the vessels financed under the loan agreement from $400,000 to $600,000 per ship. In addition, the covenant that the market value of our ships plus net realizable value of additional security granted plus the amount standing to credit of the Liquidity Account and the Reserve Account must remain above 125% for the first two years of the loan and then 135% thereafter, was waived by the lenders until September 30, 2020. Our minimum liquidity per ship of $250,000 and group liquidity, on a consolidated basis, at the end of each calendar quarter of liquid funds in an amount, in aggregate, of not less than 5% of the consolidated financial indebtedness was also waived until September 30, 2020.

As of December 31, 2020, the Company was in compliance with the covenants of EnTrust Loan Facility. We expect to prepay in March 2021 $6.0 million, representing all amounts that would otherwise come due during calendar year 2021. As a result, after this pre-payment (if we make it), we expect to have an aggregate debt outstanding of $31 million, gross of unamortized debt costs, from the Entrust Loan Facility.

In March 2021, the Company reached an arrangement with a financial institution for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The arrangement is subject to definite documentation and customary closing conditions. The proceeds of this financing are expected to be used to repay the outstanding balance of EnTrust Loan Facility and/or for general corporate purposes. However, there can be no assurance that we will ultimately agree to definitive documentation and/or that the terms will be what we currently expect to be.

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

As of December 31, 2020, 2019 and 2018, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or vessel improvements.

In February, 2021, the Company entered into, through a separate wholly owned subsidiary, an agreement with an unaffiliated third party to purchase a 2011-built Kamsarmax vessel built by the Universal Shipbuilding Corporation, Japan. The agreement is subject to customary closing conditions. The price for the vessel is $16.5 million if the ship is delivered on or before May 31, 2021 and $16.2 million if the ship is delivered between June 1, 2021 and August 15, 2021, with the date of delivery to be determined by the seller.

In March 2021, the Company, through a separate wholly owned subsidiary, entered into an agreement with an unaffiliated third party to purchase for $27 million a 2018-built Kamsarmax vessel built by Jiangsu New Yangzi Shipbuilding Co., Ltd, with a carrying capacity of 81,800 dwt. The agreement is subject to customary closing conditions and the vessel is expected to be delivered within the next few months.

We have no other agreements to purchase any additional vessels, but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances or any combination thereof.

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

D.  Trend Information

Please read “Item 4.B.  Information on the Company—Business Overview.”

E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Less than One Year	One to Three Years	Three to Five Years	More than Five years	Total

	(in thousands of U.S. Dollars)
Long term debt	5,970	31,030	-	-	37,000
Interest on long term debt	3,084	1,333	-	-	4,417
Lease payments	212	426	-	-	638
Totals	9,266	32,789	-	-	42,055

G.  Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officer, our directors and our secretary. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2023, the term of our Class II directors expires at our annual general meeting of shareholders in 2021, and the term of our Class III directors expires at our annual general meeting of shareholders in 2022. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

Name	Position	Age
Georgios Feidakis	Director, Chairman of the Board of Directors	70
Ioannis Kazantzidis	Director	70
Jeffrey O. Parry	Director	61
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	34
Olga Lambrianidou	Secretary	65

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

Ioannis Kazantzidis, a Class I director, was appointed to our board in November 2016 to fill a vacancy in our board of directors. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has since 2009 been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, based in Jebel Ali, UAE. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis has served, from 2015, to 2018 as the Chairman of W.M.Mendis Hotel Pvt Ltd in the Republic of Sri Lanka. From 1989 to 2015, he was the Chairman of Fishermans Wharf Pvt Ltd, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015.

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

B.  Compensation

In August 2016, the Company entered into a consultancy agreement with Goldenmare Limited, an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided previously amounted to €200,000. The consultant is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consultant €400,000 plus the average annual bonus (including the value of equity awards) granted to the consultant throughout the term of the consultancy agreement. In December 2020, we agreed to increase the consultancy fees of Goldenmare Limited from €200,000 to €400,000 per annum and additionally pay a one-time cash bonus of $1.5 million pursuant to the consultancy agreement, of which $1 million has been paid subsequently to December 31, 2020. The timing of the payment of the remaining amount of the one-time bonus remains at the discretion of the Company. Each of our other directors has a contract relating to his appointment as a director.

In 2020, the aggregate remuneration that should have been paid for our executive officer (namely, only our Chief Executive Officer) amounted to approximately $1.8 million. The aggregate remuneration that should have been paid for our executive officer in 2019 was approximately $224,000, and was approximately $235,000 in 2018.

The aggregate compensation, including bonuses, actually paid to members of our senior management (namely, only our Chief Executive Officer) or a consulting company for which an executive officer is an owner was approximately $650,000 within 2020, $49,000 within 2019, and $100,000 within 2018. In addition, our senior management received no common shares in 2020, 2019 and 2018. Information about dividends paid to our shareholders, including to holders of Series A Preferred Shares, is contained in “Item 8.  Financial Information - A. Consolidated Statements and Other Financial Information - Our Dividends Policy and Restrictions on Dividends.”

The aggregate compensation other than share based compensation paid to our non-executive directors (including our non-executive Chairman, Mr. George Feidakis) in 2020 was $311,250, in 2019 was approximately $30,000 and in 2018 was $70,000. In addition, in 2020, 2019 and 2018, non-executive directors (excluding our non-executive Chairman, Mr. George Feidakis) received an aggregate of 2,812 common shares, 180 common shares and 88 common shares, respectively. As of December 31, 2020, we had not yet paid our non-executive directors the cash amounts that we agreed to pay them for their prior service; such amount in the aggregate was $80,000 for 2020. We paid this outstanding amount in full in the first quarter of 2021.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2020 a non-current liability of approximately $31,000 for such payments.

We do not have a retirement plan for our officers or directors.

C.  Board Practices

Our board of directors and executive officer oversee and supervise our operations.

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

The Remuneration Committee is comprised of Jeffrey O. Parry, Athanasios Feidakis, and Ioannis Kazantzidis. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officer, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee is responsible for declaring dividends on our Series A Preferred Shares, if any. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies. While Athanasios Feidakis is not an independent director, we believe that, as our Chief Executive Officer, he has a substantial vested interest in our success and his particular input will significantly aid and assist us.

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

For information about the term of each director, see “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”.

D.  Employees

As of December 31, 2020, we had twelve full-time employees and two consultants that we hired directly. All of our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

E.  Share Ownership

With respect to the total number of common shares owned by our executive officer and our directors, individually and as a group, please read “Item 7. Major Shareholders and Related Party Transactions.”

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

2020, 2019, 2018 Grants

No awards were granted pursuant to the equity incentive plan during the years ended December 31, 2020, 2019 and 2018, but we issued shares directly to our directors, which was not part of the equity incentive program.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of March 26, 2021 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, the executive officer named in this annual report on Form 20-F and our directors and executive officer as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 10,572,069 common shares outstanding on March 26, 2021. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for those individuals for which an address is not otherwise indicated is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Athens, Greece.

The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the SEC or information regarding the beneficial ownership of our common shares delivered to us:

Name and address of beneficial owner	Number of common shares beneficially owned as of March 26, 2021	Percentage of common shares beneficially owned as of March 26, 2021
Executive Officer and Directors
George Feidakis (1)	12,522	*	%
Ioannis Kazantzidis	1,704	*	%
Jeffrey O. Parry	1,684	*	%
Athanasios Feidakis(2)	118	*	%
Our executive officer and all directors as a group		*	%(2)

*Less than 1.0% of the outstanding shares.

(1) Mr. George Feidakis beneficially owns 12,522 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. Mr. George Feidakis and Firment Shipping Inc., disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares. Firment Shipping Inc. is the lender of the Firment Shipping Credit Facility, which facility provides that debt may be repaid by the Company using the Company’s common shares at the Company’s election. As the conversion would occur at the Company’s election, and by no act of Mr. Feidakis, these figures do not include shares issuable upon such conversion. No balance under the Firment Facility is currently outstanding.

When we filed our annual report for the year ended 2019 and 2018, Mr. George Feidakis beneficially owned 22.1% and 44.3% of our common shares, respectively. Mr. George Feidakis beneficially owns less than 1% as of the date of the filing of this annual report on Form 20-F.

(2) Athanasios Feidakis also controls Goldenmare Limited, who owns 10,300 Series B preferred shares. For a description of the Series B preferred shares, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Preferred Shares”.

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

B.  Related Party Transactions

Lease

During the years ended December 31, 2020, 2019 and 2018 fiscal years, the rent charged amounted to $141,000, $139,000 and $147,000, respectively, to Cyberonica S.A., a company owned by Mr. George Feidakis, for the rental of 350 square meters of office space for our operations. As of December 31, 2020, we owed $76,000 in back rent to Cyberonica S.A.

Employment of Relative of Mr. George Feidakis

As of July 1, 2013, Mr. Athanasios Feidakis became a non-executive director of the Company. Mr. Athanasios Feidakis was previously an employee of the Company and his employment agreement was terminated when he became a non-executive director. Mr. Athanasios Feidakis was appointed as President, Chief Executive Officer and Chief Financial Officer as of December 28, 2015, and remains in these positions. He is the son of our chairman of the board of directors, Mr. George Feidakis.

Firment Shipping Credit Facility

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at October 31, 2021, as amended. We have the right to drawdown any amount up to $15 million (with $14.2 million remaining) or prepay any amount in multiples of $100,000. Any prepaid amount cannot be re-borrowed. Interest on drawn and outstanding amounts is charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00.

On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility of approximately $863,000. As of December 31, 2019, the amount drawn and outstanding with respect to the facility was $0.8 million. As of December 31, 2020 and 2019 there was an amount of $14.2 and $11.1 million available to be drawn, respectively, under the Firment Shipping Credit Facility. As of December 31, 2020 and 2019 we were in compliance with the loan covenants of the Firment Shipping Credit Facility.

Business Opportunities Agreement

In November 2010, we entered into a business opportunities arrangement with Mr. George Feidakis. Under this agreement, Mr. George Feidakis was required to disclose to us any business opportunities relating to dry bulk shipping that may arise during his service to us as a member of our board of directors that could reasonably be expected to be a business opportunity that we may pursue. Mr. George Feidakis agreed to disclose all such opportunities, and the material facts attendant thereto, to our board of directors for our consideration and if our board of directors fails to adopt a resolution regarding an opportunity within seven business days of disclosure, we will be deemed to have declined to pursue the opportunity, in which event Mr. George Feidakis will be free to pursue it. Mr. George Feidakis is also prohibited for six months after the termination of the agreement to solicit any of our or our subsidiaries’ senior employees or officers. Mr. George Feidakis’ obligations under the business opportunities agreement terminated in 2019 because he no longer beneficially owned at least 30% of the combined voting power of all our outstanding equity.

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

Consulting Agreements

On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided amount to €200,000. The consultant is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company.  If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consultant €400,000 plus the average annual bonus (including the value of equity awards) granted to the consultant throughout the term of the consultancy agreement. In December 2020, we agreed to increase the consultancy fees of Goldenmare Limited from €200,000 to €400,000 per annum and additionally pay a one-time cash bonus of $1.5 million pursuant to the consultancy agreement, of which $1 million has been paid subsequently to December 31, 2020. The timing of the payment of the remaining amount of the one-time bonus remains at the discretion of the Company. Each of our other directors has a contract relating to his appointment as a director.

In June 2016, our Manager, entered into a consultancy agreement with Eolos Shipmanagement S.A., a related party, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services our Manager receives a daily fee of $1,000. This agreement terminated in January 2017.

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

Our Dividend Policy and Restrictions on Dividends

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings and future issuances of securities, and other factors deemed relevant by our board of directors from time-to-time.

We have not paid any dividends on our common shares since 2012. Our dividend policy was historically, but is no longer, to pay to holders of our shares a variable quarterly dividend in excess of 50% of the net income of the previous quarter subject to any reserves our board of directors may from time to time determine are required.

Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

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

If we pay a dividend, the terms of our outstanding warrants provide that the exercise price shall be decreased by the amount of cash and/or the fair market value of any securities or other assets paid on each common share in respect of such dividend in order that subsequent thereto upon exercise of the warrants the holder of the warrants may obtain the equivalent benefit of such dividend.

No dividends were declared or paid on our common shares during the years ended December 31, 2020, 2019, and 2018.

No Series A Preferred Shares were outstanding as of December 31, 2020, 2019, and 2018.

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

Authorized Capitalization

The authorized number of shares of us consist of (1) 500,000,000 common shares, par value $0.004 per share, (2) 100,000,000 Class B common shares, par value $0.001 per share, which we refer to as the Class B shares, and (3) 100,000,000 preferred shares, par value $0.001 per share, which we refer to as the preferred shares No Class B shares have yet been issued. Our articles of incorporation require us at all times to reserve and keep available, out of our authorized but unissued common shares, such number of common shares as would become issuable upon the conversion of all Class B shares then outstanding.

Two series of preferred shares have been designated. No Series A preferred shares and 10,300 Series B preferred shares are presently outstanding. There is no limitation on the right to own securities or the rights of non-resident shareholders to hold or exercise voting rights on our securities under Marshall Islands law or our articles of incorporation or bylaws. All of our shares are in registered form. Our articles of incorporation do not permit the issuance of bearer shares. We do not hold any of our shares in treasury.

We have financed our operations through funds raised in public and private placements of common shares and through debt. We also issued shares to our directors, officers and employees.

Common Shares, Class B Shares, and Series B Preferred Shares

Generally, Marshall Islands law provides that the holders of a class of stock of a Marshall Islands corporation are entitled to a separate class vote on any proposed amendment to the relevant articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect the class adversely. Except as described below, holders of our common shares, Series B preferred shares, and Class B shares have equivalent economic rights, but holders of our common shares are entitled to one vote per share while holders of our Class B shares are entitled to 20 votes per share and the holder of our Series B preferred shares is entitled to 25,000 votes per share (subject to the limitation described in “Preferred Shares” below). Each holder of Class B shares (not including the Company and the Company’s subsidiaries) may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Except as otherwise provided by the BCA, holders of our common shares, Class B shares, and Series B preferred shares will vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors.

The rights, preferences and privileges of holders of our shares are subject to the rights of the holders of our Series B preferred shares and any preferred shares which we may issue in the future.

Holders of our common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities.

Preferred Shares

Our articles of incorporation authorize our board of directors to establish and issue up to 100 million preferred shares and to determine, with respect to any series of preferred shares, the rights and preferences of that series, including:

☐	the designation of the series;

☐	the number of preferred shares in the series;

☐	the preferences and relative participating option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

☐	the voting rights, if any, of the holders of the series.

In April 2012 we issued an aggregate of 3,347 (number not adjusted for any reverse stock splits) Series A Preferred Shares to two persons who were then executive officers, but as of the date hereof no Series A Preferred Shares are outstanding. The holders of our Series A Preferred Shares were entitled to receive, if funds were legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of our Remuneration Committee, in its sole discretion. Our board of directors or Remuneration Committee determined whether funds were legally available under the BCA for such dividend. Any accrued but unpaid dividends did not bear interest. Except as may be provided in the BCA, holders of our Series A Preferred Shares did not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our Series A Preferred Shares were entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our Series A Preferred Shares were not convertible into any of our other capital stock. The Series A Preferred Shares were redeemable at the written request of the Remuneration Committee, at par value plus all declared and unpaid dividends as of the date of redemption plus any additional consideration determined by a unanimous resolution of the Remuneration Committee. We redeemed and cancelled 780 Series A Preferred Shares in January 2013 and the remaining 2,567 were redeemed and cancelled in July 2016. (These figures do not reflect any of our reverse stock splits which occurred afterwards.)

In June 2020, we entered into a stock purchase agreement and issued 50 newly-designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000. In July 2020, we issued an additional 250 Series B preferred shares to Goldenmare Limited in return for another $150,000. In March 2020, we issued an additional 10,000 Series B preferred shares to Goldenmare Limited in return for $130,000. The purchase price was paid, in each instance, by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, in July 2020 we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%.

The issuances of the Series B preferred shares to Goldenmare Limited were each approved by an independent committee of the Board of Directors of the Company, which in each case received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

The Series B preferred shares have the following characteristics:

Voting. To the fullest extent permitted by law, each Series B preferred share entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders.

Conversion. The Series B preferred shares are not convertible into common shares or any other security.

Redemption. The Series B preferred shares are not redeemable.

Dividends. The Series B preferred shares have no dividend rights.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Transferability. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors.

Proportional Adjustment. In the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

Liquidation

In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, after payment in full of the amounts, if any, required to be paid to our creditors, the payment of the par value of $0.001 per share to the holder of our Series B preferred shares, and the holders of preferred shares, our remaining assets and funds shall be distributed pro rata to the holders of our common shares and Class B shares, and the holders of common shares and the holders of Class B shares shall be entitled to receive the same amount per share in respect thereof. Other than their receipt of the par value of $0.001 per Series B preferred share, the holder of our Series B preferred shares do not participate in distributions upon liquidation.

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments to holders of our shares will depend on a series of factors and risks described under “Risk Factors” in our annual report on Form 20-F and in prospectuses we may file from time to time, and includes risks relating to earnings, financial condition, cash requirements and availability, restrictions in our current and future loan arrangements, the provisions of the Marshall Islands law affecting the payment of dividends and other factors. The BCA generally prohibits the payment of dividends other than from surplus or while we are insolvent or if we would be rendered insolvent upon paying the dividend.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common shares and Class B shares will be entitled to share equally (pro rata based on the number of shares held) in any dividends that our board of directors may declare from time to time out of funds legally available for dividends. Series B preferred shares do not participate in dividends.

Conversion

Our common shares are not convertible into any other shares of our capital stock. Each of our Class B shares is convertible at any time at the election of the holder thereof into one of our common shares. We may reissue or resell any Class B shares that shall have been converted into common shares. Neither the Common Shares nor the Class B Shares may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each such class of Common Stock.

Directors

Our directors are elected by the vote of the plurality of the votes cast by shareholders entitled to vote in the election. Our articles of incorporation provide that our board of directors must consist of at least three members. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the total voting power of our outstanding capital stock (subject to the rights of any holders of preferred shares). The board of directors may change the number of directors by a majority vote of the entire board of directors.

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

Removal of Directors; Vacancies

Our articles of incorporation provide that directors may be removed with or without cause upon the affirmative vote of holders of a majority of the total voting power of our outstanding capital stock cast at a meeting of the shareholders. Our articles of incorporation also permit the removal of directors for cause upon the affirmative vote of 66-2/3% of the members of the board of directors then in office. Our bylaws require parties to provide advance written notice of nominations for the election of directors other than the board of directors and shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote.

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

Dissenters’ Right of Appraisal and Payment

Under the BCA, our shareholders may have the right to dissent from various corporate actions, including certain amendments to our articles of incorporation and certain mergers or consolidations or the sale or exchange of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. The right of a dissenting shareholder to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual course of its business, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange to fix the value of the shares.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares or a beneficial interest therein both at the time the derivative action is commenced and at the time of the transaction to which the action relates or that the shares devolved upon the shareholder by operation of law, among other requirements set forth in the BCA.

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

Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and the removal of incumbent officers and directors, which could affect the desirability of our shares and, consequently, our share price.

Multi Class Stock. Our multi-class stock structure, which consists of common shares, Class B common shares, and preferred shares, can provide holders of our Class B common shares or preferred shares a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, because our different classes of shares can have different numbers of votes.

For instance, while our common shares have one vote on matters before the shareholders, each of our 10,300 outstanding Series B preferred shares has 25,000 votes on matters before the shareholders; provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to any Series B preferred shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. No Class B common shares are presently outstanding, but if and when we issue any, each Class B common share will have 20 votes on matters before the shareholders.

At present, and until a substantial number of additional securities are issued, our holder of Series B preferred shares exerts substantial control of the Company’s votes and is able to exert substantial control over our management and all matters requiring shareholder approval, including electing directors and significant corporate transactions, such as a merger. Such holder’s interest could differ from yours.

Blank Check Preferred Shares. Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100 million “blank check” preferred shares, almost all of which currently remain available for issuance. Our board could authorize the issuance of preferred shares with voting or conversion rights that could dilute the voting power or rights of the holders of common shares, in addition to preferred shares that are already outstanding. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and may harm the market price of our common shares.

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

Action by Written Consent in Lieu of a Meeting

Our articles permit any action which may or is required by the BCA to be taken at a meeting of the shareholders to be authorized by consents in writing signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Presently and until and unless we issue a significant number of securities, Goldenmare Limited, a company affiliated with our Chief Executive Officer, holds Series B preferred shares controlling 49.99% of the voting power of our outstanding capital stock. Goldenmare could, together with shareholders possessing a relatively small number of shares, act by written consent in lieu of a meeting and authorize major transactions on behalf of the Company, all without calling a meeting of shareholders.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between corporations incorporated under or redomiciled pursuant to the laws of the Marshall Islands and “interested shareholders,” our articles of incorporation prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

☐	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

☐	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85.0% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

☐	at or after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the voting power of the voting shares that are not owned by the interested shareholder.

Among other transactions, a “business combination” includes any merger or consolidation of us or any directly or indirectly majority-owned subsidiary of ours with (1) the interested shareholder or any of its affiliates or (2) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity (other than us and any direct or indirect majority-owned subsidiary of ours) that:

☐	owns 15.0% or more of our outstanding voting shares;

☐	is an affiliate or associate of ours and was the owner of 15.0% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; or

☐	is an affiliate or associate of any person listed in the first two bullets, except that any person who owns 15.0% or more of our outstanding voting shares, as a result of action taken solely by us will not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us and not caused, directly or indirectly, by such person.

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

The following summary of certain terms and provisions of the Class A Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of Class A Warrant, which are incorporated by reference as an exhibit to this annual report.

°	Exercisability. The Class A Warrants are exercisable at any time after their original issuance up to the date that is five years after their original issuance. Each of the Class A Warrants is exercisable, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Class A Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Class A Warrant. We may be required to pay certain amounts as liquidated damages as specified in the Class A Warrants in the event we do not deliver common shares upon exercise of the Class A Warrants within the time periods specified in the Class A Warrants. No fractional common shares will be issued in connection with the exercise of a Class A Warrant.

°	Exercise Limitation. A holder does not have the right to exercise any portion of a Class A Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Class A Warrants, 9.99%) of the number of shares of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such Class A Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

○	Exercise Price. The exercise price per whole common share purchasable upon exercise of the Class A Warrants is $35.00 per share. The exercise price of the Class A Warrants and number of common shares issuable on exercise of the Class A Warrants are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the Class A Warrants may also be reduced to any amount and for any period of time at the sole discretion of our board of directors. The exercise price of the Class A Warrants is subject to adjustment in the event of dividends and certain distributions as specified in the Class A Warrant.

○	Transferability. Subject to applicable laws, the Class A Warrants may be offered for sale, sold, transferred or assigned without our consent.

○	Exchange Listing. We do not intend to apply for the listing of the Class A Warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants will be limited.

○	Warrant Agent. The Class A Warrants are issued in registered form under a warrant agreement among Computershare Inc., Computershare Trust Company, N.A., as warrant agent, and us. The Class A Warrants were initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

○	Rights as a Shareholder. Except as otherwise provided in the Class A Warrants or by virtue of such holder’s ownership of our common shares, the holder of a Class A Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Class A Warrant.

○	Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the Class A Warrants will be entitled to receive upon exercise of the Class A Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class A Warrants immediately prior to such fundamental transaction. In addition, we or the successor entity, at the request of Class A Warrant holders, will be obligated to purchase any unexercised portion of the Class A Warrants in accordance with the terms of such Class A Warrants.

○	Governing Law. The Class A Warrants and the warrant agreement are governed by New York law.

The following summary of certain terms and provisions of the PP Warrants issued on June 30, 2020 and July 21, 2020 is not complete and is subject to, and qualified in its entirety by the provisions of the form PP Warrants, which are incorporated by reference as an exhibit to this annual report.

○	Exercisability. Each PP Warrant has a term of 5.5 years from its date of issuance. The PP Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the Common Shares underlying the PP Warrants under the Securities Act of 1933 is not effective or available at any time after the six month anniversary of the date of issuance of the PP Warrants, the holder may, in its sole discretion, elect to exercise the PP Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the PP Warrant. If we do not issue the shares in a timely fashion, the PP Warrant contains certain damages provisions. No fractional common shares will be issued in connection with the exercise of a PP Warrant.

○	Exercise Limitation. A holder will not have the right to exercise any portion of the PP Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the PP Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

○	Exercise Price. The exercise price per whole common share purchasable upon exercise of the PP Warrants is $18.00 per share. The exercise price of the PP Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

○	Exchange Listing. There is no established trading market for the PP Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the PP Warrants on any national securities exchange or other trading market.

○	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the PP Warrants with the same effect as if such successor entity had been named in the PP Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the PP Warrant following such fundamental transaction. In addition, we or the successor entity, at the request of PP Warrant holders, will be obligated to purchase any unexercised portion of the PP Warrants in accordance with the terms of such PP Warrants.

○	Rights as a Shareholder. Except as otherwise provided in the PP Warrants or by virtue of such holder’s ownership of our common shares, the holder of Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the PP Warrants.

○	Transferability. Subject to applicable laws, the PP Warrants may be offered for sale, sold, transferred or assigned without our consent.

○	Governing Law. The PP Warrants are governed by New York law.

The following summary of certain terms and provisions of the December 2020 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of December 2020 Warrant.

●	Exercisability. The December 2020 Warrant will have a term of 5.5 years. The December 2020 Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise If a registration statement registering the issuance of the common shares underlying the December 2020 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the December 2020 Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the December 2020 Warrant. If we do not issue the shares in a timely fashion, the December 2020 Warrant contains certain damages provisions. No fractional common shares will be issued in connection with the exercise of a December 2020 Warrant.

●	Exercise Limitation. A holder will not have the right to exercise any portion of the December 2020 Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the December 2020 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

●	Exercise Price. The exercise price per whole common share purchasable upon exercise of the December 2020 Warrants is $6.25 per share (having been reduced from the original exercise price of $8.50 per share). The exercise price of the December 2020 Warrants and number of common shares issuable upon exercise of the December 2020 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the December 2020 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of December 2020 Warrants also will have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

●	Exchange Listing. There is no established trading market for the December 2020 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the December 2020 Warrants on any national securities exchange or other trading market.

●	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the December 2020 Warrants with the same effect as if such successor entity had been named in the December 2020 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the December 2020 Warrant following such fundamental transaction. In addition, we or the successor entity, at the request of December 2020 Warrant holders, will be obligated to purchase any unexercised portion of the December 2020 Warrants in accordance with the terms of such December 2020 Warrants.

●	Rights as a Shareholder. Except as otherwise provided in the December 2020 Warrants or by virtue of such holder’s ownership of our common shares, the holder of December 2020 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the December 2020 Warrants.

●	Transferability. Subject to applicable laws, the December 2020 Warrants may be offered for sale, sold, transferred or assigned without our consent.

●	Governing Law. The December 2020 Warrants are governed by New York law.

The following summary of certain terms and provisions of the January 2021 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of January 2021 Warrant.

○	Exercisability. The January 2021 Warrants will have a term of 5.5 years. The January 2021 Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the January 2021 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the January 2021 Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the January 2021 Warrants. If we do not issue the shares in a timely fashion, the January 2021 Warrants contain certain damages provisions. No fractional common shares will be issued in connection with the exercise of a January 2021 Warrant.

○	Exercise Limitation. A holder will not have the right to exercise any portion of the January 2021 Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the January 2021 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

○	Exercise Price. The exercise price per whole common share purchasable upon exercise of the January 2021 Warrants is $6.25 per share. The exercise price of the January 2021 Warrants and number of common shares issuable upon exercise of the January 2021 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the January 2021 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of January 2021 Warrants also will have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

○	Exchange Listing. There is no established trading market for the January 2021 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the January 2021 Warrants on any national securities exchange or other trading market.

○	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the January 2021 Warrants with the same effect as if such successor entity had been named in the January 2021 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the January 2021 Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of January 2021 Warrant holders, will be obligated to purchase any unexercised portion of the January 2021 Warrants in accordance with the terms of such January 2021 Warrants.

○	Rights as a Shareholder. Except as otherwise provided in the January 2021 Warrants or by virtue of such holder’s ownership of our common shares, the holder of January 2021 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the January 2021 Warrants.

○	Transferability. Subject to applicable laws, the January 2021 Warrants may be offered for sale, sold, transferred or assigned without our consent.

○	Governing Law. The January 2021 Warrants are governed by New York law.

The following summary of certain terms and provisions of the February 2021 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant:

○	Exercisability. The February 2021 Warrants will have a term of 5.5 years. The February 2021 Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the February 2021 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the February 2021 Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the February 2021 Warrants. If we do not issue the shares in a timely fashion, the February 2021 Warrants contain certain damages provisions. No fractional common shares will be issued in connection with the exercise of a February 2021 Warrant.

○	Exercise Limitation. A holder will not have the right to exercise any portion of the February 2021 Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the February 2021 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

○	Exercise Price. The exercise price per whole common share purchasable upon exercise of the February 2021 Warrants is $6.25 per share. The exercise price of the February 2021 Warrants and number of common shares issuable upon exercise of the February 2021 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the February 2021 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of February 2021 Warrants also will have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

○	Exchange Listing. There is no established trading market for the February 2021 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the February 2021 Warrants on any national securities exchange or other trading market.

○	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the February 2021 Warrants with the same effect as if such successor entity had been named in the February 2021 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the February 2021 Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of February 2021 Warrant holders, will be obligated to purchase any unexercised portion of the February 2021 Warrants in accordance with the terms of such February 2021 Warrants.

○	Rights as a Shareholder. Except as otherwise provided in the February 2021 Warrants or by virtue of such holder’s ownership of our common shares, the holder of February 2021 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the February 2021 Warrants.

○	Transferability. Subject to applicable laws, the February 2021 Warrants may be offered for sale, sold, transferred or assigned without our consent.

○	Governing Law. The February 2021 Warrants are governed by New York law.

C.	Material Contracts

We refer you to “Item 7.B. Related Party Transactions” for a discussion of our agreements with companies related to us. We also refer you to “Item 4.  Information on the Company,” “Item 5.B. Liquidity and Capital Resources—Indebtedness,” “Item 6.E. Share Ownership—Incentives Program” and “Item 10.B—Memorandum and Articles of Association” for a description of other material contracts.

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

The 50 % Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-United States corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). The Company does not believe that it satisfied the 50% Ownership Test for the taxable year ended December 31, 2020, and has no basis to expect that it will satisfy the 50% Ownership Test in the near future.

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of the Company’s common shares, or 5% Shareholders, the Section 883 Regulations permit a company whose stock is traded on an established securities market in the United States to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of the company’s common shares.

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

Although the Company satisfied the Publicly Traded Test for the taxable year ended December 31, 2019, it is not clear whether the Company satisfied the Publicly Traded Test for the taxable year ended December 31, 2020 because, based on information reported in Schedule 13G and Schedule 13D filings with the SEC, 50% or more of the vote and value of our outstanding common shares may have been owned on more than half the days during the Company’s taxable year by 5% Shareholders, and the 5 Percent Override Rule may not apply. The Company cannot currently predict whether it will satisfy the Publicly Traded Test for the current taxable year. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company were to meet the Publicly Traded Test described above, the Company also may be a qualified shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption. However, if for any period after the Company issues the Class B shares, the common shares represent less than 50% of the voting power of the Company, the Company would not be able to satisfy the Publicly Traded Test for such period because less than 50% of the stock of the Company, measured by voting power, would be listed on an established securities market.

Notwithstanding the foregoing, the Company does not expect to pay any amount of tax for 2020 under the 4% gross basis tax rule because none of the Company’s vessels traded to or from the United States in such year. A corporation’s qualification for the Section 883 Exemption is determined for each taxable year. If the Company and/or its subsidiaries were not to qualify for the Section 883 Exemption in any year in which the Company’s vessels traded to or from the United States, the United States income taxes that become payable would have a negative effect on the business of the Company and its subsidiaries, and would result in decreased earnings available for distribution to the Company’s shareholders.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2020.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements with EnTrust Global’s Blue Ocean Fund. As of December 31, 2020 and 2019, we had a $37 million principal balance outstanding under the EnTrust Loan Facility with EnTrust Global’s Blue Ocean Fund.

In November 2018, we entered into a credit facility for up to $15.0 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. We are not exposed to market risk with respect to this facility because interest is charges at a fixed rate of 7% per annum. On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility and as of December 31, 2020 there was an amount of $14.2 million available to be drawn under the Firment Shipping Credit Facility, as amended and restated on May 8, 2020. The Amended and Restated Agreement converted the Revolving Credit Facility to a Term Credit Facility and extended the maturity date to October 31, 2021.

On March 13, 2019, we signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note that was convertible into shares of the Company’s common stock, par value $0.004 per share. The Convertible Note provided for interest to accrue at 10% annually. On June 25, 2020, the Company repaid the total outstanding principal and interest of the Convertible Note.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive (loss)/income.

In 2020, the weighted average interest rate for our then-outstanding facilities in total was 9.44% and the respective interest rates on our loan agreements ranged from 3.5% to 10.44%, including margins.

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

The following table sets forth the sensitivity of our existing loans as of December 31, 2020 as to a 1.0% (100 basis points) increase in LIBOR, during the next two years, and reflects the additional interest expense that will be incurred.

Year	Amount
2021	$0.4 million
2022	$0.2 million

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

Commodity Risk Exposure

The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Because we do not intend to hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability, cash flows and ability to pay dividends. When our customers pay fuel costs, which they generally do when our vessels are on bareboat or time charters, we expect that our customers factor the fuel efficiency of our vessels into the rates they are willing to pay to charter our ships.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

The superior voting rights of our Series B preferred shares limits the ability of our common shareholders to control or influence corporate matters, and the interests of the holder of such shares could conflict with the interests of our other shareholders.

While our common shares have one vote per share, each of our 10,300 Series B preferred shares presently outstanding has 25,000 votes per share; however, the voting power of the Series B preferred shares is limited such that no holder of Series B preferred shares may exercise voting rights pursuant to any Series B preferred shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B preferred shares, however, have no dividend rights or distribution rights, other than the right upon dissolution to receive a priority payment equal to the par value per of $0.001 per share.

As of the date of this annual report and until such time that we issue a significant number of securities, Goldenmare Limited, a company affiliated with our Chief Executive Officer, can therefore control 49.99% of the voting power of our outstanding capital stock. Until such time that we issue a significant number of securities, Goldenmare Limited will have substantial control and influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though Goldenmare Limited owns significantly less than 50% of the Company economically.

The superior voting rights of our Series B preferred shares limit our common shareholders’ ability to influence corporate matters. The interests of the holder of the Series B preferred shares may conflict with the interests of our common shareholders, and as a result, we may take actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

More specifically, the following is a summary of the characteristics of the Series B preferred shares:

Voting.  To the fullest extent permitted by law, each Series B preferred share entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders.

Conversion. The Series B preferred shares are not convertible into common shares or any other security.

Redemption.  The Series B preferred shares are not redeemable.

Dividends. The Series B preferred shares have no dividend rights.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Transferability. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors.

Proportional Adjustment. In the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2020 is effective.

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

Item 16C.  Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2020 and 2019. This table below sets forth the total (actual) amounts billed and accrued for Ernst & Young services and breaks down the amounts by category of services:

	2020	2019
Audit Fees	$363,600	$109,700
Audit-Related Fees	-	-
Tax Fees	$5,000	$5,000
All Other Fees	-	-

Total	$368,600	$114,700

Audit fees for the years ended December 31, 2020 and 2019 were paid in Euros, and we assume an exchange rate of 0.88€/$ and 0.90€/$ for 2020 and 2019, respectively.

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

Item 16H.  Mining Safety Disclosure

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following consolidated financial statements beginning on page F-1 are filed as a part of this annual report on Form 20-F.

Item 19.  Exhibits

1.1	Amended and Restated Articles of Incorporation of Globus Maritime Limited dated October 20, 2020 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Annual Report on Form 6-K (Reg. No. 001-34985) furnished on October 22, 2020)

1.2	Amended and Restated Bylaws of Globus Maritime Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on August 2, 2019)

1.3	Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited dated April 24, 2012 (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

1.4	Articles of Amendment of the Articles of Incorporation of Globus Maritime Limited dated October 17, 2016 (incorporated by reference to Exhibit 1.4 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

1.5	Articles of Amendment of the Articles of Incorporation of Globus Maritime Limited dated October 11, 2018 (incorporated by reference to Exhibit 1.5 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2019)

1.6	Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock of Globus Maritime Limited dated June 12, 2020 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on June 12, 2020)

1.7	Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock of Globus Maritime Limited dated July 27, 2020 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on July 27, 2020)

1.8	Articles of Amendment of the Articles of Incorporation of Globus Maritime Limited dated October 20, 2020 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Annual Report on Form 6-K (Reg. No. 001-34985) furnished on October 22, 2020)

2.1*	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

2.2	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on July 31, 2020)

4.1	Business Opportunities Agreement between Globus Maritime Limited and Georgios Feidakis dated November 22, 2010 (incorporated by reference to Exhibit 10.4 to Globus Maritime Limited’s Registration Statement on Form F-1 (Reg. No. 333-170755) filed on November 22, 2010)

4.2	Registration Rights Agreement between Globus Maritime Limited and Firment Trading Limited dated November 23, 2016 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on November 27, 2016)

4.3	Globus Maritime Limited 2012 Equity Incentive Plan amended August 12, 2016 and April 9, 2017 (incorporated by reference to Exhibit 4.7 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.4	Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited dated June 20, 2011 (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-174290) filed on June 22, 2011)

4.5	Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited dated March 1, 2012 (incorporated by reference to Exhibit 4.10 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.6	Second Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A. and Longevity Maritime Limited dated April 10, 2013 (incorporated by reference to Exhibit 4.11 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2013)

4.7	Third Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated February 20, 2015 (incorporated by reference to Exhibit 4.12 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.8	Ninth Supplemental Agreement to Facility Agreement dated February 25, 2015 (incorporated by reference to Exhibit 4.14 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.9	Facility Agreement among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., HSH Nordbank AG and Globus Maritime Limited dated February 27, 2015 (incorporated by reference to Exhibit 4.15 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 30, 2015)

4.10	Fourth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated April 18, 2016 (incorporated by reference to Exhibit 4.21 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 29, 2016)

4.11	Private Sublease Agreement dated January 2, 2016 between Globus Maritime Limited and Cyberonica S.A. (incorporated by reference to Exhibit 4.23 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.12	Form of Warrant issued to each Purchaser (incorporated by reference to Exhibit 10.5 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.13	Warrant dated February 8, 2017 issued to nominee of Firment Trading Limited (incorporated by reference to Exhibit 10.6 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.14	Warrant dated February 8, 2017 issued to nominee of Firment Trading Limited (incorporated by reference to Exhibit 10.7 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.15	Schedule to Exhibit 10.5 (Regarding Material Differences in Issued Warrants) (incorporated by reference to Exhibit 10.8 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 9, 2017)

4.16	Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited dated December 5, 2016 (incorporated by reference to Exhibit 4.32 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.17	Warrant dated October 19, 2017 issued to United Capital Investments Corp. (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on October 19, 2017)

4.18	Fifth Supplemental Agreement to Loan Agreement among DVB Bank SE, Artful Shipping S.A., Longevity Maritime Limited, Globus Maritime Limited and Globus Shipmanagement Corp. dated June 23, 2017 (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on December 15, 2017)

4.19	Second Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited dated July 10, 2017 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on December 15, 2017)

4.20	Agreement with Firment Shipping Inc. for a Revolving Credit Facility of up to US Dollars $15,000,000 dated November 21, 2018 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on November 26, 2018)

4.21	Amended and Restated Agreement with Firment Shipping Inc. for a Credit Facility of up to USD $15,000,000 dated May 8, 2020 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg No. 001-34985) filed on May 8, 2020

4.22	Term Loan Facility of Artful Shipholding S.A. and Longevity Maritime Limited with Macquarie Bank International Limited of up to US Dollars $13,500,000, guaranteed by Globus Maritime Limited dated December 10, 2018 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on February 12, 2019)

4.23	Securities Purchase Agreement dated March 13, 2019 between Globus Maritime Limited and the investors listed on the Schedule of Buyers thereto (incorporated by reference to Exhibit 10.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on March 13, 2019

4.24	Registration Rights Agreement between Globus Maritime Limited and the Undersigned Buyers dated March 13, 2019 (incorporated by reference to Exhibit 10.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on March 13, 2019)

4.25	Senior Convertible Note issued on March 13, 2019 (incorporated by reference to Exhibit 10.3 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on March 13, 2019)

4.26	Amendment No. 1 dated March 21, 2019 to Securities Purchase Agreement between Globus Maritime Limited and the Buyer (incorporated by reference to Exhibit 4.42 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 28, 2019)

4.27	Third Supplemental Agreement relating to a loan of up to US$30,000,000 to Devocean Maritime Ltd., Domina Maritime Ltd., and Dulac Maritime S.A., arranged by HSH Nordbank AG, with HSH Nordbank AG as Agent, HSH Nordbank AG as Security Agent, guaranteed by Globus Maritime Limited dated May 10, 2019 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on June 11, 2019)

4.28	Term Loan Facility relating to a loan of $37,000,000 dated June 24, 2019 among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, as joint and several borrowers and Globus Maritime Limited as parent guarantor and Lucid Agency Services Limited as facility agent and Lucid Trustee Services Limited as security agent (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on July 1, 2019)

4.29	Supplemental Letter dated April 21, 2020 relating to a Term Loan Facility relating to a loan of $37,000,000 dated June 24, 2019 among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, as joint and several borrowers and Globus Maritime Limited as parent guarantor and Lucid Agency Services Limited as facility agent and Lucid Trustee Services Limited as security agent (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg No. 001-34985) filed on May 8, 2020

4.30	Waiver to Senior Convertible Note dated March 12, 2020 (incorporated by reference to Exhibit 4.39 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg No. 001-34985) filed on March 31, 2020)

4.31	Consent and Waiver Letter to Senior Convertible Note dated May 8, 2020 (incorporated by reference to Exhibit 99.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on May 8, 2020)

4.32	Stock Purchase Agreement dated June 12, 2020, made between Globus Maritime Limited and Goldenmare Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 12, 2020)

4.33	Underwriting Agreement dated June 18, 2020 between the Company and Maxim Group LLC, as representative of the underwriters listed on Schedule I therein (incorporated by reference to Exhibit 1.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.34	Warrant Agency Agreement dated June 22, 2020 among the Company, Computershare Inc., and Computershare Trust Company, N.A. as warrant agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.35	Form of Class A Warrant dated June 22, 2020 (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.36	Placement Agency Agreement dated June 26, 2020 between the Company and Maxim Group LLC, as sole placement agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.37	Form of Securities Purchase Agreement dated June 26, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.39	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.40	Placement Agency Agreement dated July 17, 2020 between the Company and Maxim Group LLC, as sole placement agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.41	Form of Securities Purchase Agreement dated July 17, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.42	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.43	Stock Purchase Agreement dated July 27, 2020, made between Globus Maritime Limited and Goldenmare Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 27, 2020)

4.44	Placement Agency Agreement dated December 7, 2020 between the Company and Maxim Group LLC, as sole placement agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.45	Form of Securities Purchase Agreement dated December 7, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.46	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.47	Form of Pre-Funded Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.4 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.48	Placement Agency Agreement dated January 27, 2021 between the Company and Maxim Group LLC, as sole placement agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.49	Form of Securities Purchase Agreement dated January 27, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.50	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.51	Form of Pre-Funded Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.4 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.52	Placement Agency Agreement dated February 12, 2021 between the Company and Maxim Group LLC, as sole placement agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.53	Form of Securities Purchase Agreement dated February 12, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.54	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.55	Form of Pre-Funded Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.4 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.56*	Memorandum of Agreement dated October 9, 2020 between SBI Conga Shipping Company Limited and Serena Maritime Limited

4.57*	Memorandum of Agreement dated February 18, 2021 between Southern Route Maritime, S.A. and Talisman Maritime Limited, to be guaranteed by Globus Maritime Limited

4.58*	Stock Purchase Agreement dated March 2, 2021, made between Globus Maritime Limited and Goldenmare Limited

4.59*	Memorandum of Agreement dated March 19, 2021 between SBI Chartering and Trading Ltd. and Argo Maritime Limited guaranteed by Globus Maritime Limited

8.1*	Subsidiaries of Globus Maritime Limited

12.1/12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President, Chief Executive Officer and Chief Financial Officer

13.1/13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President, Chief Executive Officer and Chief Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.

101*	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2019 and 2020; (ii) Consolidated Statements of Operations for the years ended December 31, 2018, 2019 and 2020; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2018, 2019 and 2020; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2018, 2019 and 2020; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2019 and 2020; and (vi) the Notes to Consolidated Financial Statements.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
	Name:	Athanasios Feidakis
	Title:	President, Chief Executive Officer and
Chief Financial Officer

Date: March 29, 2021

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Globus Maritime Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of vessels

Description of the matter

At December 31, 2020, the carrying value of the Company’s vessels was $62.4 million, while during the year the Company recognized an impairment charge of $4.6 million in relation to five vessels. As discussed in Notes 2.13 and 5 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might not be recoverable in accordance with IAS 36 – Impairment of Assets. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel’s carrying value is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell or value-in-use. In assessing value-in-use, the estimated future net operating cash flows are discounted to their present value using a discount rate that reflects current market assessments and the risks specific to the vessel.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions in the discounted net operating cash flows, specifically the charter rates for non-contracted revenue days when forecasting net operating cash flows. These rates are particularly subjective as they involve the development and use of assumptions about the dry bulk shipping market through the end of the useful lives of the vessels which are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We analyzed management’s recoverability assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in IAS 36. To test management’s discounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days with external market, and internal data such as data from industry brokers, historical utilization and charter rates for the vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days and evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. Our procedures also included testing the completeness and accuracy of the data used within the forecasts. For vessels where the carrying value exceeded the recoverable amount, determined to be the fair value less cost to sell, we inspected the independent broker valuation reports used by management to determine the market value. We evaluated the objectivity and competence of the third-party brokers who performed the valuation by considering the work they were engaged to perform, professional qualifications, remuneration structure, and experience. Finally, we recalculated the impairment charge and compared it to the amount recognized by management and assessed the adequacy of the Company’s disclosures in Note 5.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2007.

Athens, Greece

March 29, 2021

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except share and per share)

	Notes	2020	2019	2018
REVENUE:
Voyage revenues		11,753	15,623	17,354
Total Revenues		11,753	15,623	17,354

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	13	(2,490)	(2,098)	(1,188)
Vessel operating expenses	13	(8,581)	(8,882)	(9,925)
Depreciation	5	(2,398)	(4,721)	(4,601)
Depreciation of dry-docking costs	5	(1,335)	(1,704)	(1,166)
Administrative expenses	14	(1,891)	(1,583)	(1,356)
Administrative expenses payable to related parties	4	(1,915)	(371)	(528)
Share-based payments	4	(40)	(40)	(40)
Impairment loss	5	(4,615)	(29,902)	-
Other income, net		89	29	2
Operating loss		(11,423)	(33,649)	(1,448)

Interest income		16	47	-
Interest expense and finance costs	15	(4,155)	(4,703)	(2,056)
Gain/(loss) on derivative financial instruments	11	(1,647)	1,950	(131)
Foreign exchange gains/(losses), net		(163)	4	67
		(5,949)	(2,702)	(2,120)

TOTAL LOSS FOR THE YEAR		(17,372)	(36,351)	(3,568)
Other Comprehensive Income		-	-	-
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(17,372)	(36,351)	(3,568)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the year	10	(18.11)	(873.36)	(111.60)

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

ASSETS	Notes	2020	2019
NON-CURRENT ASSETS
Vessels, net	5	62,350	48,242
Office furniture and equipment		100	103
Right of use asset	2	450	562
Restricted cash	3	1,250	1,250
Other non-current assets		10	10
Total non-current assets		64,160	50,167
CURRENT ASSETS
Trade accounts receivable		153	240
Inventories	6	1,248	1,545
Prepayments and other assets		1,027	153
Restricted cash	3	816	1,185
Cash and cash equivalents	3	19,037	2,366
Total current assets		22,281	5,489
TOTAL ASSETS		86,441	55,656

EQUITY AND LIABILITIES

EQUITY
Issued share capital	9	12	-
Share premium	9	195,102	145,527
Accumulated deficit		(153,020)	(135,648)
Total equity		42,094	9,879
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4, 11	30,887	36,551
Provision for staff retirement indemnities		31	26
Lease liabilities	2, 18	367	469
Total non-current liabilities		31,285	37,046
CURRENT LIABILITIES
Current portion of long-term borrowings	11	5,665	1,195
Trade accounts payable	4, 7	4,758	4,735
Accrued liabilities and other payables	8	2,159	1,971
Current portion of lease liabilities	2, 18	195	208
Fair value of derivative financial instruments	11	-	622
Deferred revenue		285	-
Total current liabilities		13,062	8,731
TOTAL LIABILITIES		44,347	45,777
TOTAL EQUITY AND LIABILITIES		86,441	55,656

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of U.S. Dollars)

	Issued Share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at January 1, 2018	-	139,697	(95,729)	43,968
Loss for the year	-	-	(3,568)	(3,568)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(3,568)	(3,568)
Share-based payments (note 12)	-	50	-	50
Issuance of new common shares due to exercise of Warrants (note 9)	-	600	-	600
As at December 31, 2018	-	140,347	(99,297)	41,050
Loss for the year	-	-	(36,351)	(36,351)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(36,351)	(36,351)
Share-based payments (note 12)	-	40	-	40
Issuance of common stock due to conversion (note 11)	-	5,140	-	5,140
As at December 31, 2019	-	145,527	(135,648)	9,879
Loss for the year	-	-	(17,372)	(17,372)
Other comprehensive income	-	-	-	-
Total comprehensive loss	-	-	(17,372)	(17,372)
Share-based payments (note 12)	-	40	-	40
Issuance of common stock due to conversion (note 11)	-	815	-	815
Issuance of new common shares (Note 9)	12	49,305	-	49,317
Issuance of new common shares due to exercise of Warrants (Note 9)	-	194	-	194
Issuance of Class B preferred shares (Note 4)	-	300	-	300
Transaction costs on issue of new common shares	-	(1,079)	-	(1,079)
As at December 31, 2020	12	195,102	(153,020)	42,094

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of U.S. Dollars)

	Notes	2020	2019	2018
Operating activities
Loss for the year		(17,372)	(36,351)	(3,568)
Adjustments for:
Depreciation	5	2,398	4,721	4,601
Depreciation of deferred dry-docking costs	5	1,335	1,704	1,166
Payment of deferred dry-docking costs		(2,663)	(861)	(1,204)
Provision for staff retirement indemnities		5	(61)	5
Impairment loss	5	4,615	29,902	-
(Gain)/Loss on derivative financial instruments	11	1,647	(1,950)	131
Interest expense and finance costs	15	4,155	4,703	2,056
Interest income		(16)	(47)	-
Foreign exchange gains, net		121	(11)	(81)
Share based payment	12	40	40	50
(Increase)/decrease in:
Trade accounts receivable		87	337	(400)
Inventories		297	(895)	11
Prepayments and other assets		(874)	18	255
Increase/(decrease) in:
Trade accounts payable		89	(1,013)	1,303
Accrued liabilities and other payables		(392)	63	(258)
Deferred revenue		285	(86)	(216)
Net cash (used in)/ generated from operating activities		(6,243)	213	3,851
Cash flows from investing activities:
Vessel acquisition	5	(18,474)	-	-
Purchase of vessel equipment		(54)	(54)	(26)
Purchases of office furniture and equipment		(30)	(13)	(100)
Interest received		16	47	-
Net cash used in investing activities		(18,542)	(20)	(126)
Cash flows from financing activities:
Proceeds from loans	4, 11	-	43,700	15,700
Repayment of long-term debt		-	(1,830)	(19,497)
Prepayment of long-term debt	11	(3,040)	(33,833)	-
Proceeds from issuance of share capital	9	49,317	-	600
Proceeds from exercise of Warrants		194	-	-
Transaction costs on issuance of new common shares	9	(1,079)	-	-
(Increase)/decrease in restricted cash	3	369	(1,085)	(1,140)
Payment of financing costs		-	(880)	(203)
Payment of lease liability - principal		(159)	(30)	-
Interest paid		(4,146)	(3,915)	(1,895)
Net cash generated from/ (used in) financing activities		41,456	2,127	(6,435)
Net increase/(decrease) in cash and cash equivalents		16,671	2,320	(2,710)
Cash and cash equivalents at the beginning of the year	3	2,366	46	2,756
Cash and cash equivalents at the end of the year	3	19,037	2,366	46

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of December 31, 2020:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe

Talisman Maritime Limited	Marshall Islands	-	-

The consolidated financial statements as of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020, were approved for issuance by the Board of Directors on March 24, 2021.

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

The low charter rates for dry bulk vessels as a result of the coronavirus outbreak and its effects on world trade and financial markets adversely affected the Company. The Company’s cash flow projections indicated that cash on hand and cash to be generated by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that became due in the twelve-month period ending following the issuance of the 2019 consolidated financial statements and the Company may not have been able to meet the minimum liquidity requirements included in the loan agreement with EnTrust at certain measurement dates falling due within the 12 month period from the issuance of the 2019 financial statements.

These conditions raised substantial doubt about the entity's ability to continue as a going concern.

On June 22, 2020, June 30, 2020, July 21, 2020 and December 9, 2020, the Company completed follow-on equity offerings that provided the Company with additional liquidity (refer to Note 9). As of December 31, 2020, the Company reported a working capital surplus of $9.2 million and was in compliance with its debt covenants. Subsequently, on January 29, 2021 and February 17, 2021, the Company completed additional follow-on equity offerings that provided the Company with further liquidity (refer to Note 22). The Company’s cash flow projections indicate that the Company is expected to be able to meet the debt covenants on the applicable measurement dates falling due in the twelve-month period ending following the issuance of these consolidated financial statements and that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these consolidated financial statements.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne dry bulk trade and dry bulk charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. The pandemic had a negative impact on the Company’s voyage revenues for the year ended December 31, 2020, which reached $11,753 compared to $15,623 for the same period in 2019. The decrease in voyage revenues is attributed to the low freight rates achieved during 2020 due to the outbreak of COVID-19 virus.

The Company has evaluated the impact of the current economic situation on the recoverability of the carrying amount of its vessels. During the first quarter of 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. For the first quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4,615 was recorded (Note 5). Subsequently, the Company has re-assessed impairment indicators and performed an impairment test on the recoverability of the carrying amount of its vessels as of December 31, 2020 using discounted projected net operating cash flows for each vessel and concluded that no further impairment of its vessels should be recorded or previously recognized impairment should be reversed.

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

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2020:

•                Conceptual Framework in IFRS standards

The IASB issued the revised Conceptual Framework for Financial Reporting on March 29, 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to affected standards in order to update references to the revised Conceptual Framework. Its objective is to support transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after 1 January 2020.

•                IFRS 3: Business Combinations (Amendments)

The IASB issued amendments in Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments are effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted. Management has assessed that this amendment had no impact on the Company’s financial position or performance as there were no business combinations during the year ended December 31, 2020.

•                IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of ‘material’ (Amendments)

The Amendments clarify the definition of material and how it should be applied. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. In addition, the explanations accompanying the definition have been improved. The Amendments also ensure that the definition of material is consistent across all IFRS Standards. Management has assessed that this amendment had no impact on the Company’s financial position or performance.

•                Interest Rate Benchmark Reform - IFRS 9, IAS 39 and IFRS 7 (Amendments)

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. The amendments published, deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, which require forward-looking analysis. The amendments provide temporary reliefs, applicable to all hedging relationships that are directly affected by the interest rate benchmark reform, which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate. There are also amendments to IFRS 7 Financial Instruments: Disclosures regarding additional disclosures around uncertainty arising from the interest rate benchmark reform. The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. Phase two (ED) focuses on issues that could affect financial reporting when an existing interest rate benchmark is replaced with a risk-free interest rate (an RFR). Management has assessed that this amendment had no impact on the Company’s financial position or performance.

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

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Management has assessed that this amendment will have no impact on the Company’s financial position or performance.

•                IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. However, in response to the covid-19 pandemic, the Board has deferred the effective date by one year, i.e. January 1, 2023, to provide companies with more time to implement any classification changes resulting from the amendments. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The amendments affect the presentation of liabilities in the statement of financial position and do not change existing requirements around measurement or timing of recognition of any asset, liability, income or expenses, nor the information that entities disclose about those items. Also, the amendments clarify the classification requirements for debt which may be settled by the company issuing own equity instruments. Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

•                IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements 2018-2020 (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

➢	IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
➢	IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.
➢	IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous.
➢	Annual Improvements 2018-2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases.

Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

•                IFRS 16 Leases-Cοvid 19 Related Rent Concessions (Amendment)

The amendment applies, retrospectively, to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not yet authorized for issue at May 28, 2020. IASB amended the standard to provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The amendment provides a practical expedient for the lessee to account for any change in lease payments resulting from the covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification, only if all of the following conditions are met:

➢	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.
➢	Any reduction in lease payments affects only payments originally due on or before June 30, 2021.
➢	There is no substantive change to other terms and conditions of the lease.

Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

•                Interest Rate Benchmark Reform – Phase 2 – IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Amendments)

In August 2020, the IASB published Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, completing its work in response to IBOR reform. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). In particular, the amendments provide for a practical expedient when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, to require the effective interest rate to be adjusted, equivalent to a movement in a market rate of interest. Also, the amendments introduce reliefs from discontinuing hedge relationships including a temporary relief from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component. Furthermore, the amendments to IFRS 4 are designed to allow insurers who are still applying IAS 39 to obtain the same reliefs as those provided by the amendments made to IFRS 9. There are also amendments to IFRS 7 Financial Instruments: Disclosures to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. The amendments are effective for annual periods beginning on or after January 1, 2021, with earlier application permitted. While application is retrospective, an entity is not required to restate prior periods. Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

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

➢	Allowance for doubtful trade accounts receivable: The Company measures allowance for all trade accounts receivable under the simplified model using the lifetime expected credit loss (“ECL”) approach. When estimating ECLs, the Company considers reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. Provisions for doubtful trade accounts receivable as of December 31, 2020 and 2019, were nil and $23, respectively.

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

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2020 and 2019. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows. See notes 2.13 and 5.

➢	Share based payments: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions may require determination of the most appropriate valuation model, which is depended on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including, expected volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 12.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Basis of Preparation and Significant Accounting Policies (continued)

2.4	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters and bareboat, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight-line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 and the Company is required to disclose lease and non-lease components of lease revenue. Associated voyage expenses are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

Interest income: interest income is recognised as interest on an accrual basis.

Voyage expenses: Voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterer. Furthermore, voyage expenses include brokerage commission on revenue which is paid by the Company. Voyage expenses are accounted for on an accrual basis. Under a bareboat charter, the charterer assumes responsibility for all voyage expenses and risk of operation.

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

2.5	Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, since the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign exchange gains/(losses), net in the consolidated statement of comprehensive loss.

2.6	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7	Trade accounts receivable, net: The amount shown as trade accounts receivable at each financial position date includes estimated recoveries from charterers for hire, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive loss. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts. The provision for doubtful accounts at December 31, 2020 was nil (2019: $23).

2.8	Inventories: Inventories consist of lubricants, bunkers and gas cylinders and are stated at the lower of cost and net realisable value. The cost is determined by the first-in, first-out method.

2.9	Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and amortization of components attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalised when the recognition criteria are met. Otherwise these amounts are charged to expenses as incurred.

2.10	Deferred dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.11	Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively. During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of $178 to the depreciation charge included in the consolidated statement of comprehensive loss for 2018. During 2019 and 2020 the Company maintained the same scrap rate.

2.12	Amortization of lease component: When the Company acquires a vessel subject to an operating lease; it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in the line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive loss.

2.13	Impairment of non-financial assets: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive loss. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life (refer to note 5).

2.14	Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in the income statement component of the consolidated statement of comprehensive loss when the liabilities are derecognised or impaired, as well as through the amortization process.

2.15	Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made. For the year ended December 31, 2020, the Company did not incur any financing costs. For the year ended December 31, 2019, the Company deferred financing costs of $880, which relate to the costs incurred for the loan agreement with EnTrust Global’s Blue Ocean Fund (see Note 11 for more details). For the year ended December 31, 2018, the Company deferred financing costs of $253, which relates to the costs incurred for the loan agreement with Macquarie Bank International Limited (see Note 11 for more details).

2.16	Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive loss as incurred under “interest expense and finance costs” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised.

2.17	Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by other factors such as length of ship employment for its customers i.e., spot or time charters or type of vessel. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.18	Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

2.19	Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies, wholly owned subsidiaries of Globus is under short-term contracts (usually up to nine months) and, accordingly, the Company is not liable for any pension or post-retirement benefits payable to the crew.

Provision for employees’ severance compensation: The Greek employees of the Company are bound by the Greek Labour law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employee remains in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability which amounted to $31 as at December 31, 2020 (2019: $26), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

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

ii. Impairment of financial assets

IFRS 9 replaced the “incurred loss” model in IAS 39 with an “expected credit loss” (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

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

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The Company has determined that the application of IFRS 9's impairment requirements at January 1, 2018, did not result to any additional impairment allowance.

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

2.22	Leases: IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). The new standard requires lessees to recognize most leases on their financial statements. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged.

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

Leases – where the Company is the lessee: The Company applies a single recognition and measurement approach for all leases, except for short term leases and leases of low value assets. The Company recognizes lease liabilities to make payments and right of use assets representing the right of use of the underlying asset. The Company recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

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

At transition, the Company identified the rental agreement with Cyberonica S.A., to give rise to a right of use asset and a corresponding liability estimated to approximately $674 as of January 1, 2019, calculated as the present value of minimum future lease payments. The discount rate used is the incremental cost of borrowing, amounting to 8%. In addition, the nature and recognition of expenses related to those leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The depreciation charge for right-of-use assets for the years ended December 31, 2020 and 2019 was approximately $112 for both years and the interest expense on lease liabilities for the years ended December 31, 2020 and 2019 was approximately $44 and $51, respectively. As of December 31, 2020 and 2019, the net carrying in amount of the right of use asset was $450 and $562, respectively.

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

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $8,985 for the year ended December 31, 2020. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was approximately $2,768 for the year ended December 31, 2020.

2.23	Insurance: The Company recognizes insurance claim recoveries for insured losses incurred on damage to vessels. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s vessels suffer insured damages. They include the recoveries from the insurance companies for the claims, provided there is evidence the amounts are virtually certain to be received.

2.24	Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive loss, with a corresponding impact in equity.

2.25	Share capital: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds.

2.26	Dividends: Dividends to shareholders are recognised in the period in which the dividends are declared and appropriately authorised and are accounted for as dividends payable until paid.

2.27	Fair value measurement: The Company measures financial instruments, such as, derivatives and non-financial assets at fair value at each reporting date. In addition, fair values of financial instruments measured at amortised cost are disclosed in note 21. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, a) in the principal market for the asset or the liability or b) in the absence of a principal market, in the most advantageous market for the asset or liability both being accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that the market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest. A fair value measurement of a non-financial asset takes into account the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

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

The Company engaged independent valuation specialists to determine the fair value of non-financial assets.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2	Basis of Preparation and Significant Accounting Policies (continued)

2.28	Current versus non-current classification: The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification.

An asset as current when it is:

•	Expected to be realised or intended to be sold or consumed in a normal operating cycle
•	Held primarily for the purpose of trading
•	Expected to be realised within twelve months after the reporting period
•	Cash or cash equivalent

All other assets are classified as non-current.

A liability is current:

•	It is expected to be settled in a normal operating cycle
•	It is held primarily for the purpose of trading
•	It is due to be settled within twelve months after the reporting period
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

2.29	Embedded Derivatives: An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative is separated from the host contract if, and only if (IFRS 9.4.3.3):

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

The Company’s embedded derivatives are separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. The Company has determined there are derivative financial liabilities as of December 31, 2019 (see Note 11). The fair value of the embedded derivative instruments at December 31, 2019, was estimated using: i) the Black-Scholes option-pricing model for the embedded derivative included in the Firment Shipping Inc. Credit Facility with the following assumptions: (a) no dividend yield as the Company did not expect to pay a dividend in the foreseeable future, (b) weighted average expected volatility of 85%, (c) risk free rate of 1.59% determined by management using the applicable US Treasury Bill as of the measurement date, (d) market value of common stock of $0.99 and (e) expected life of 0.89 years as at December 31, 2019 and ii) the least squares approach on the Monte Carlo simulation for the embedded derivative included into the Convertible Note with the following assumptions: (a) the closing stock price on December 31, 2019, of $0.99, (b) the average logarithmic price change during the 6 month historical period of -0.68%, (c) the daily volatility for the 6 month period preceding the valuation date of 5.31%, (d) 10,000 iterations, (e) 50 remaining trading days as at December 31, 2019, (f) 1.535% risk free rate determined by management using the applicable 3 month US Treasury Bill as at December 31, 2019 and, (g) conversion and floor price of $100 per share. The Company fully repaid the outstanding balances not previously converted under the Firment Credit Facility and the Convertible Note in 2020.

2.30	Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise they are classified as non-current assets.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

3	Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2020	2019
Cash on hand	13	10
Cash at banks	19,024	2,356
Total	19,037	2,366

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2020 and 2019, was $19,037 and $2,366, respectively. In addition, as of December 31, 2020, the Company had available $14,200 (2019: $11,100) of undrawn borrowing facilities (note 11).

As at December 31, 2020, the Company had pledged an amount of $2,066, in order to fulfil collateral requirements. The fair value of the restricted cash as at December 31, 2020, was $2,066, $1,250 included in non-current assets and $816 included in current assets ($1,250 included in non-current assets and $1,185 included in current assets as at December 31, 2019). The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4	Transactions with Related Parties

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2020, 2019 and 2018:

In August 2006, Globus entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (an affiliate of Globus’s chairman). In 2016 the Company renewed the rental agreement at a monthly rate of Euro 10,360 (absolute amount) ($11.9) with a lease period ending January 2, 2025. The Company does not presently own any real estate. During the years ended December 31, 2020, 2019 and 2018, the rent charged amounted to $141, $139 and $147, respectively. The rental expense for the year ended December 31, 2018 was recognised under administrative expenses payable to related parties in the respective income statement component of the consolidated statement of comprehensive loss.

As of January 1, 2019, following the adoption of IFRS 16, the Company identified the rental agreement with Cyberonica S.A. to give rise to a right of use asset and a corresponding liability estimated to approximately $674 (please refer to note 2.22). The depreciation charge for right-of-use asset for the years ended December 31, 2020 and 2019, was approximately $112 for both years and was recognised in the income statement component of the consolidated statement of comprehensive loss under depreciation. The interest expense on lease liabilities for the years ended December 31, 2020 and 2019, was approximately $44 and $51, respectively, and recognised under interest expense and finance costs, respectively in the income statement component of the consolidated statement of comprehensive loss.

As of December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer. On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company (Goldenmare Limited) of its CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO at an annual fee of Euro 200,000 (absolute amount) (approx. $224). On December 3, 2020, the Company agreed to increase the consultancy fees of Goldenmare Limited, from Euro 200,000 to Euro 400,000 (absolute amount) per annum and additionally pay a one-time cash bonus of $1.5 million (absolute amount) to the CEO pursuant to his consultancy agreement. The timing of the payment of the one-time bonus remains at the discretion of the Company. In February 2021 the Company paid the $1.0 million (absolute amount) of the $1.5 million (absolute amount) to Goldenmare Limited. The related expense for the years ended December 31, 2020, 2019 and 2018, amounted to approx. $1,772, $224 and $235, respectively.

On June 12, 2020, the Company entered into a stock purchase agreement and issued 50 newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, an affiliated company of its CEO, Athanasios Feidakis, in return for $150, which amount was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. On July 27, 2020, the Company issued an additional 250 of its Series B preferred shares to Goldenmare Limited in return for $150. The $150 was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. The issuance of the Series B preferred shares to Goldenmare Limited were approved by an independent committee of the Company’s Board of Directors, which received fairness opinions from an independent financial advisor.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

As of December 31, 2020, Goldenmare Limited owns 300 of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control of the Company’s voting rights and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

As at December 31, 2019 and 2020, Mr. George Feidakis beneficially owned 24% and 0.4%, respectively of Globus’ shares. Mr. George Feidakis (father of Mr. Athanasios Feidakis) is also the chairman of the Board of Directors of Globus.

In November 2018, Globus entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (“Firment Shipping Credit Facility”). The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at April 1, 2021, as amended (Note 22). The Company has the right to draw-down any amount up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Draw-down Date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest is charged. Globus also has the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Firment Shipping Credit Facility into common stock. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. (“VWAP”) over the pricing period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or, (ii) Two Hundred Eighty US Dollars ($280.00).

On April 23, 2019, the Company converted to share capital, as per the conversion clause included in the Firment Shipping Credit Facility the outstanding principal amount of $3,100 plus the accrued interest of $70 at a conversion price of $280 per share and issued 11,322 new common shares to Firment Shipping Inc. This conversion resulted to a gain of approximately $117, which was classified under “gain on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

For the year ended December 31, 2020, the Company recognized a loss on this derivative financial instrument amounting to $189 and for the year ended December 31, 2019, a gain on this derivative financial instrument amounting to $135, which were classified under “gain/(loss) on derivative financial instruments” in the income statements component of the consolidated statement of comprehensive loss.

On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility amounting to $863. Furthermore, the Company recognized a gain on this derivative financial instrument amounting to $220, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

As of December 31, 2020 and 2019, the amount drawn and outstanding with respect to the Firment Shipping Credit Facility was $nil and $800, respectively and was classified under long-term borrowings, net of the current portion and the fair value of the derivative component in the consolidated statement of financial position (see Note 11). For the year ended December 31, 2020 and 2019, Globus recognised interest expense of $26 and $96, respectively classified in the income statement component of the consolidated statements of comprehensive loss under interest expense and finance costs.

On May 8, 2020 the Company entered into an Amended and Restated Agreement with Firment Shipping Inc. and converted the existing Revolving Credit Facility to a Term Credit Facility, increased the available undrawn amount to $14.2 million and extended the maturity date to October 31, 2021. As of December 31, 2020, and 2019, there was an amount of $14,200 and $11,100, respectively, available to be drawn under the Firment Shipping Credit Facility.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remain the Company’s Chief Executive Officer and that Firment Shipping Inc. maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping Inc., such as sales of shares. The Company received waivers from Firment in relation to the equity offerings completed during the year ended December 31, 2020 (Note 11).

As of December 31, 2020, and 2019, the Company was in compliance with the loan covenants of the Firment Shipping Credit Facility.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2020	2019	2018
Directors’ remuneration	143	147	145
Share-based payments	40	40	40
Total	183	187	185

As of December 31, 2020, and 2019, $80 and $318 of the compensation to non-executive directors was remaining due and unpaid, respectively. Amounts payable to non-executive directors are classified as trade accounts payable in the consolidated statements of financial position.

Compensation to the Company’s executive director is analysed as follows:

	For the year ended December 31,
	2020	2019	2018
Short-term employee benefits	1,772	224	235
Total	1,772	224	235

As of December 31, 2020, and 2019, $1,739 and $556 of the compensation to the executive director was remaining due and unpaid, respectively.

5	Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels accumulated depreciation	Dry docking costs	Accumulated depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2018	179,401	(92,702)	4,830	(4,209)	87,320
Additions/ Dry Docking Component	26	-	2,148	-	2,174
Depreciation expense	-	(4,578)	-	(1,166)	(5,744)
Balance at December 31, 2018	179,427	(97,280)	6,978	(5,375)	83,750
Additions/ Dry Docking Component	54	-	622	-	676
Impairment loss	(29,902)	-	-	-	(29,902)
Depreciation expense	-	(4,578)	-	(1,704)	(6,282)
Balance at December 31, 2019	149,579	(101,858)	7,600	(7,079)	48,242
Additions/ Dry Docking Component	18,028	-	4,283	-	22,311
Impairment loss	(4,615)	-	-	-	(4,615)
Depreciation expense	-	(2,253)	-	(1,335)	(3,588)
Balance at December 31, 2020	162,992	(104,111)	11,883	(8,414)	62,350

On October 29, 2020, the Company took delivery of the m/v “Galaxy Globe”, a 2015-built Kamsarmax dry bulk carrier, through its subsidiary, Serena Maritime Limited, for a purchase price of $18.4 million, free of charter party, financed with available cash. The m/v “Galaxy Globe” was built at the Hudong-Zhonghua Shipyard in China and has a carrying capacity of 81,167 dwt. Following this acquisition, the fleet of Globus comprises of six dry bulk carriers with a total carrying capacity of 381,738 dwt. Upon the acquisition of the vessel, a total amount of $500 was recorded as dry-docking component and will be amortized until the vessel’s next scheduled survey to be performed in July 2023.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5	Vessels, net(continued)

For the purpose of the consolidated statement of comprehensive loss, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2020	2019	2018
Vessels depreciation	2,253	4,578	4,578
Depreciation on office furniture and equipment	33	31	23
Depreciation of right of use asset	112	112	-
Total	2,398	4,721	4,601

The Company’s vessels, except the m/v Galaxy Globe, have been pledged as collateral to secure the bank loans discussed in note 11.

Impairment of non-financial assets: The Company performed an impairment exercise as of March 31, 2020 on whether there were indicators that a vessel(s) may be impaired and concluded that impairment indicators existed for all vessels. As of December 31, 2020, the Company performed an assessment on whether there were indicators that a vessel(s) may be impaired and impairment indicators were identified for two of the Company’s vessels. As impairment indicators were identified during 2020, discounted future cash flows for each vessel with impairment indicators were determined and compared to the vessel’s carrying value. For the discount factor, the Company applied the Weighted Average Cost of Capital rate that was calculated to be 4.06% as at December 31, 2020. The projected net discounted future cash flows for the first year were determined by considering an estimated daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e. Forward Freight Agreements) time charter rate for the fiscal year 2021 for each type of vessel. For the remaining useful life of the vessels, the Company used the historical ten-year blended average one-year time charter rates substituting for the year 2016 that was considered as extreme values, with the year 2010. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual increase rate of 1% based on the historical trend derived from actual results for the Company’s vessels since their delivery under the Company’s technical management. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. Effective fleet utilization was assumed at 87% and 90% (including ballast days) for the Supramaxes and the Panamaxes, respectively taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

As of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $4,615. As of December 31, 2020, the Company concluded that the recoverable amounts of the vessels were higher than their carrying amounts and concluded that no additional impairment loss should be recognized. As of December 31, 2019, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $29,902. As of December 31, 2018, no impairment loss was recognized as the vessels’ recoverable amounts exceeded their carrying amounts.

The impairment loss for the years ended December 31, 2020 and 2019, analysed by vessel is as follows:

	For the year ended December 31,
Vessel	2020	2019
m/v River Globe	(332)	(6,920)
m/v Sky Globe	(1,231)	(8,074)
m/v Star Globe	(460)	(7,197)
m/v Sun Globe	(2,013)	(4,797)
m/v Moon Globe	(579)	(2,914)
Impairment loss	(4,615)	(29,902)

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5	Vessels, net(continued)

As of December 31, 2019, the recoverable amount for each vessel was as follows:

	December 31,
Vessels	2019	Recoverable amount
m/v River Globe	7,752	At fair value less costs of disposal
m/v Sky Globe	8,971	At fair value less costs of disposal
m/v Star Globe	9,458	At fair value less costs of disposal
m/v Sun Globe	11,165	At fair value less costs of disposal
m/v Moon Globe	10,896	At value in use
Total:	48,242

6	Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2020	2019
Lubricants	319	295
Gas cylinders	75	79
Bunkers	854	1,171
Total	1,248	1,545

7	Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2020 and 2019, amounted to $4,758 and $4,735, respectively. Trade accounts payable are non-interest bearing.

8	Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2020	2019
Accrued interest	-	307
Accrued audit fees	63	56
Other accruals	1,953	1,435
Insurance deductibles	96	132
Other payables	47	41
Total	2,159	1,971

•	Loan Interest is normally settled quarterly throughout the year.
•	Other payables are non-interest bearing.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2020	2019	2018
Authorised share capital:
500,000,000 Common shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B Common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

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

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2018	31,594	-
Issued during the year for share based compensation (note 12)	88	-
Issuance of common stock due to exercise of warrants	375	-
As at December 31, 2018	32,057	-
Issued during the year for share based compensation (note 12)	180	-
Issuance of common stock due to conversion of loan	19,998	-
As at December 31, 2019	52,235	-
Issued during the year for share based compensation (note 12)	2,812	-
Issuance of common stock due to conversion of loan	11,678	-
Issuance of new common stocks	2,942,848	12
Issuance of common stock due to exercise of pre-funded warrants	25,000	-
Issuance of common stock due to exercise of warrants	5,550	-
As at December 31, 2020	3,040,123	12

On February 8, 2017, the Company entered into a Share and Warrant Purchase Agreement (“February 2017 private placement”) pursuant to which it sold for $5,000, an aggregate of 500,000 of its common shares, par value $0.004 per share and warrants (the “February 2017 Warrants”) to purchase 25,000 of its common shares at a price of $1,600 per share to four investors in a private placement. One investor is the CEO’s sister and the daughter of its chairman. These securities were issued in transactions exempt from registration under the Securities Act. The following day, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In January 2018 one investor, other than Firment Shipping Inc. and Silaner Investments Limited, partially exercised its warrants, purchasing 375 of the Company’s common shares for aggregate gross proceeds to the Company of approximately $600. Each of the February 2017 Warrants were exercisable for 24 months after their respective issuance.

On October 15, 2018, the Company effected a 1-10 reverse stock split which reduced number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares and these figures do not reflect the 1-100 reverse stock split which occurred in October 2020). On October 21, 2020, the Company effected a 1-100 reverse stock split which reduced the number of outstanding common shares from 175,675,651 to 1,756,720 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts, including common shares, preferred shares and warrants, have been adjusted to give effect to these reverse splits.

During the years ended December 31, 2020, 2019 and 2018, Globus issued 2,812, 180 and 88 common shares, respectively (par value $0.004 per share) as share-based payments.

As of December 31, 2020, 2019 and 2018, no Class B shares were outstanding.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9	Share Capital and Share Premium (continued)

On June 12, 2020, the Company entered into a stock purchase agreement and issued 50 of newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by the Chief Executive Officer, Athanasios Feidakis, in return for $150, which amount was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. On July 27, 2020, the Company issued an additional 250 of its Series B preferred shares to Goldenmare Limited in return for $150. The $150 was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Company’s Board of Directors, which received fairness opinions from an independent financial advisor.

On April 23, 2019, the outstanding principal amount of $3,100 plus the accrued interest of $70 outstanding under the Firment Shipping Inc. Credit Facility was converted to share capital at a conversion price of $280 per share and, accordingly, the Company issued 11,322 new common shares, par value $0.004 per share, to Firment Shipping Inc.

During the year ended December 31, 2019, an amount of approximately $1,789, principal and accrued interest, under the senior convertible note (note 11) was converted to share capital and the Company issued 8,676 new common shares, par value $0.004 per share, to the holder of the senior convertible note.

During the year ended December 31, 2020 and further to the conversion clause included into the Convertible Note (Note 11) an amount of approximately $1,168, principal and accrued interest, was converted to share capital at a conversion price of $100 per share and a total number of 11,678 new shares, par value $0.004 per share, were issued in name of the holder of the Convertible Note.

On June 22, 2020, the Company issued 342,857 of its common shares, par value $0.004 per share, in an underwritten public offering at a price of $35 per unit. Each unit consisted of one common share and one Class A warrant to purchase one common share and immediately separated upon issuance. In addition, the Company granted to the underwriter a 45-day option to purchase up to an additional 51,429 common shares, par value $0.004 per share, (or pre-funded warrants in lieu thereof) and Class A warrants to purchase up to 51,429 common shares, at the public offering price less discounts and commissions. The underwriter exercised its option and purchased 51,393 common shares, par value $0.004 per share and Class A warrants to purchase 51,393 common shares. Each Class A warrant is immediately exercisable for one common share at an exercise price of $35 per share and expires five years from issuance. Total proceeds amounted to $12,695 before issuance expenses.

As of December 31, 2020, the Company had issued 5,550 common shares, par value $0.004 per share, pursuant to exercise of outstanding Class A Warrants, resulting to cash proceeds of $194, and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares, par value $0.004 per share.

On June 30, 2020, the Company issued 458,500 of its common shares, par value $0.004 per share, in a registered direct offering and warrants (“PP Warrants”) to purchase 458,500 common shares in a concurrent private placement for a purchase price of $27 per common share and PP Warrant. The warrants were exercisable upon issuance and had an exercise price of $30 per share, subsequently reduced to $18 per share. Total proceeds amounted to $11,513 before issuance expenses.

On July 21, 2020, the Company issued 833,333 of its common shares, par value $0.004 per share, in a registered direct offering and PP Warrants to purchase 833,333 common shares in a concurrent private placement for a purchase price of $18 per common share and PP Warrant. The exercise price of each PP Warrant was $18 per share. Concurrently with this offering the exercise price of the PP Warrants issued on June 30, 2020, were reduced to $18 per share. Total proceeds amounted to $13,950 before issuance expenses.

The PP Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As of December 31, 2020, no PP Warrants had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9	Share Capital and Share Premium (continued)

On December 7, 2020, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue in a registered direct offering to issue (a) 1,256,765 of its common shares, par value $0.004 per share, (b) pre-funded warrants to purchase 155,000 common shares, par value $0.004 per share, (“December 2020 Pre-Funded Warrants”), and (c) warrants (“December Warrants”) to purchase 1,270,587 common shares with an exercise price of $8.50 per share. On December 9, 2020, the Company issued 1,256,765 of its common shares, par value $0.004 per share, pursuant to this agreement. Total proceeds amounted to $11,159 before issuance expenses.

The December 2020 Pre-Funded Warrants are exercisable at any time after their original issuance until exercised in full. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. The exercise price for the Pre-Funded Warrants is $0.01 per share. The December 2020 Pre-Funded Warrants are exercisable at any time after their original issuance until exercised in full.

As of December 31, 2020, 25,000 December 2020 Pre-Funded Warrants had been exercised, resulting to net proceeds of $0.25 and the Company had 130,000 December 2020 Pre-Funded Warrants outstanding to purchase an aggregate of 130,000 common shares.

The December Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As of December 31, 2020, no December Warrants had been exercised and the Company had Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

The Company’s warrants meet the classification criteria as per IAS 32 and, accordingly, are classified in equity.

Total transaction costs for the issuance of common shares in relation to the offering described above amounted to $1,079.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the Globus initial and follow-on public offerings, the effects of the settlement of the related party loans (note 4) with the issuance of the Company’s common shares and the effects of the share based payments described in note 12. Accordingly, at December 31, 2020, 2019 and 2018, Globus share premium amounted to $195,102, $145,527 and $140,347, respectively.

10	Loss per Share

Basic loss per share (‘‘LPS’’) is calculated by dividing the net loss for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted loss per share is calculated by dividing the net loss attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive. As the Company reported losses for the years ended December 31, 2020, 2019 and 2018, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the year ended December 31,
	2020	2019	2018
Loss attributable to common equity holders	(17,372)	(36,351)	(3,568)
Weighted average number of shares for basic and diluted LPS	959,157	41,622	31,972

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A. & Longevity Maritime Limited	37,000	(448)	36,552

	Total at December 31, 2020	37,000	(448)	36,552
	Less: Current Portion	(5,970)	305	(5,665)
	Long-Term Portion	31,030	(143)	30,887

	Total at December 31, 2019	38,487	(741)	37,746
	Less: Current Portion	(1,487)	292	(1,195)
	Long-Term Portion	37,000	(449)	36,551

(a)	In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility is referred to as EnTrust loan facility.

On June 24, 2019, the Company drew down $37,000 under the EnTrust loan facility and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The “EnTrust” loan facility consists of five Tranches:

Tranche (A) of $6,375 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v River Globe. The balance outstanding of tranche (A) at December 31, 2020, was $6,375 payable in 6 equal quarterly instalments of $266 starting, March 2021, as well as a balloon payment of $4,779 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which is expected to be applied against the balloon amount.

Tranche (B) of $7,375 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Sky Globe. The balance outstanding of tranche (B) at December 31, 2020, was $7,375 payable in 6 equal quarterly instalments of $230 starting, March 2021, as well as a balloon payment of $5,995 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which is expected to be applied against the balloon amount.11 Long-Term Debt, net (continued)

Tranche (C) of $7,750 for the purpose of prepaying to Hamburg Commercial Bank AG the amount outstanding with respect to the m/v Star Globe. The balance outstanding of tranche (C) at December 31, 2020, was $7,750 payable in 6 equal quarterly instalments of $215 starting, March 2021, as well as a balloon payment of $6,460 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which is expected to be applied against the balloon amount.

Tranche (D) of $6,500 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Moon Globe. The balance outstanding of tranche (D) at December 31, 2020, was $6,500 payable in 6 equal quarterly instalments of $406 starting, March 2021, as well as a balloon payment of $4,064 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which is expected to be applied against the balloon amount.

Tranche (E) of $9,000 for the purpose of prepaying to Macquarie Bank International Limited the amount outstanding with respect to the m/v Sun Globe. The balance outstanding of tranche (E) at December 31, 2020, was $9,000 payable in 6 equal quarterly instalments of $375 starting, March 2021, as well as a balloon payment of $6,750 due together with the 6th and final instalment due in June 2022. This repayment schedule is subject to alterations depending on the amount of “Excess cash”, as described in the loan agreement, which is expected to be applied against the balloon amount.

The total amount of borrowing costs that were capitalized for this loan facility amounted to $880 which is being amortized over the term of this loan facility.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Long-Term Debt, net (continued)

The loan is secured by:

o	First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe.

o	Guarantee from Globus and joint liability of the vessel owning companies.

o	Shares pledges respecting each borrower.

o	Pledges of bank accounts, charter assignments, and a general assignment over each ship’s earnings, insurances and any requisition compensation in relation of that ship.

The EnTrust loan facility contains various covenants requiring the vessels owning companies and/or Globus to, amongst others, ensure that:

➢	The Borrowers shall maintain a minimum liquidity at all times of not less than $250 for each mortgaged ship.

➢	The Parent Guarantor shall maintain, on a consolidated basis, at the end of each calendar quarter liquid funds in an amount, in aggregate, of not less than 5 per cent of the consolidated “Financial Indebtedness”, as described in the loan agreement, of the Group as reflected in the most recent financial statements of the Parent Guarantor.

➢	Each Borrower shall maintain in its earnings account during a “Cash Sweep Period”, which is the period commencing on the relevant Utilisation Date and ending on September 30, 2019 and each three-month period thereafter commencing on January 1, April 1, July 1 and October 1, in each financial year of that Borrower, with the last such three-month period commencing on June 30, 2020 and ending on September 30, 2020, the applicable “Buffer Amount”, which is in relation to a Borrower for a Cash Sweep Period, the product of:

(a) an amount equal to the lower of:

(i) $1,000; and

(ii) the difference between the daily time charter equivalent rate of the Ship owned by that Borrower, as evidenced in the management accounts, and the “Break-Even Expenses”, as described in the loan agreement, of that ship for that Cash Sweep Period; and

(b) the actual number of days lapsed during that Cash Sweep Period for that Borrower.

➢	Each of Borrower B, Borrower C and Borrower D shall create a reserve fund in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for the Ship owned by it, by maintaining in the Reserve Account a minimum credit balance (the "Accruing Dry Docking and Special Survey Reserves") which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship), in an amount equal to, at each Quarter End Date, the product of:

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

➢	No Borrower shall incur or permit to be outstanding any Financial Indebtedness except “Permitted Financial Indebtedness”.

"Permitted Financial Indebtedness" means:

(a) any Financial Indebtedness incurred under the Finance Documents;

(b) any Financial Indebtedness that is subordinated to all Financial Indebtedness incurred under the Finance Documents pursuant to a Subordination Agreement or otherwise and which is, in the case of any such Financial Indebtedness of the Borrower, the subject of Subordinated Debt Security; and

(c) any “Permitted Trade Debt”, which is defined as any trade debt on arm's length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing a Ship which remains unpaid for over 15 days of its due date and which does not exceeds $400 (or the equivalent in any other currency) per Ship at any relevant time

As of December 31, 2020 and 2019, the Company was in compliance with the covenants of the EnTrust Loan Agreement.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Long-Term Debt, net (continued)

(b)	In November 2018, Globus Maritime Limited entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (Note 4). The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date on October 31, 2021, as amended. The Company has the right to draw-down any amount of up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum and no commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the draw-down date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest is charged.

Globus also has the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Firment Shipping Credit Facility into common stock. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. (“VWAP”) over the pricing period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) Two hundred eighty US Dollars ($280).

As per the conversion clause included in the Firment Shipping Credit Facility, the Company has recognized this agreement as a hybrid financial instrument which includes an embedded derivative. This embedded derivative component was separated from the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are recognized in the income statement component of the consolidated statement of comprehensive loss. For the year ended December 31, 2020 and 2019, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was nil and $800, respectively. The non-derivative host at December 31, 2019, amounted to $307 and was classified under “current portion of long-term borrowings” in the consolidated statements of financial position. The derivative component at December 31, 2019, amounted to $524 and was classified under “fair value of derivative financial instruments, current” in the consolidated statements of financial position.

On April 23, 2019, the Company converted to share capital, as per the conversion clause included in the Firment Shipping Credit Facility the outstanding principal amount of $3,100 plus the accrued interest of $70 at a conversion price of $280 per share and issued 11,322 new common shares, par value $0.004 per share, on behalf of Firment Shipping Inc. This conversion resulted to a gain of approximately $117, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

For the year ended December 31, 2019 the Company recognized a gain on this derivative financial instrument amounting to $135, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility amounting to $863. The Company recognized a gain on this derivative financial instrument amounting to $220, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

As of December 31, 2020 and 2019, there was an amount of $14,200 and $11,100, respectively, available to be drawn under the Firment Shipping Credit Facility, as amended and restated on May 8, 2020. The Amended and Restated Agreement converted the existing Revolving Credit Facility to a Term Credit Facility and extended the maturity date to October 31, 2021.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remains Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, such as sales of shares. In connection with the public offering on June 22, 2020 and the registered direct offering on June 30, 2020, July 21, 2020 and December 7, 2021 (collectively, the “Filings”), the Company obtained waivers from Firment Shipping Inc. The waivers consented to the Company making the Filings and waived the requirement to maintain at least a 40% shareholding in Globus as a result of the issuance of common shares and warrants.

As of December 31, 2020 and 2019, the Company is in compliance with the loan covenants of the Firment Shipping Credit Facility.

(c)	On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on the same date issued, in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. The Convertible Note provided for interest to accrue at 10% annually, which interest would originally be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note was converted or redeemed pursuant to its terms beforehand. The interest could be paid in common shares of the Company, if certain conditions described within the Convertible Note were met.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Long-Term Debt, net (continued)

With respect to the Convertible Note, the Company also signed a registration rights agreement with the private investor pursuant to which it agreed to register for resale the shares that could be issued pursuant to the Convertible Note. The registration rights agreement contained liquidated damages if the Company was unable to register for resale the shares into which the Convertible Note could be converted and maintain such registration.

On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waived the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and did not require the Company to repay the Convertible Note until March 13, 2021.

As per the conversion clause included in the Convertible Note, the Company had recognized this agreement as a hybrid financial instrument which included an embedded derivative. This embedded derivative component was separated from the non-derivative host. The derivative component was shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument were recognized in the income statement component of the consolidated statement of comprehensive loss. The initial amount drawn with respect to the Convertible Note was $5,000. The non-derivative host and the derivative component that was initially recognized amounted to $1,783 and $3,217, respectively.

The non-derivative host at December 31, 2019, amounted to $1,180 and was classified under “current portion of long-term borrowings” in the consolidated statement of financial position. During the year ended December 31, 2019, an amount corresponding to $ 1,691 plus the accrued interest of $97 under the Convertible Note was converted to share capital and the Company issued 8,676 new common shares to the holder of the Convertible Note. The derivative component at December 31, 2019, amounted to $98 and was classified under “fair value of derivative financial instruments - current” in the consolidated statement of financial position. As of December 31, 2019, the amount outstanding with respect to the Convertible Note was $3,309. For the year ended December 31, 2019, the Company recognized a gain on this derivative financial instrument amounting to $1,815, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

Further to the conversion clause included into the Convertible Note for the year ended December 31, 2020, a total amount of approximately $1,168, principal and accrued interest, was converted to share capital at the conversion price of $100 per share and a total number of 11,678 new shares, par value $0.004 per share, were issued in name of the holder of the Convertible Note. The Company recognized a loss on this derivative financial instrument amounting to $1,343, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

On May 8, 2020, the holder of our Convertible Note waived certain rights and temporarily reduced, until August 31, 2020, the amount the noteholder would receive upon a redemption of the Convertible Note at the Company’s option, such that the Convertible Note could have been redeemed at the Company’s option by paying the greater of (i) the aggregate amounts then outstanding pursuant to the Convertible Note (rather than 120% of such amounts) and (ii) the product of (x) the number of shares issuable upon a conversion of the Convertible Note (with respect to the amount being redeemed at the time) multiplied by (y) the greatest closing sale price of the Company’s common shares on any trading day between the date immediately preceding the first such redemption at the Company’s option and the trading day immediately prior to the final Company payment under the Convertible Note. The foregoing was subject to the Company’s redemption of all or part of the Convertible Note in cash with an amount equal to the lesser of (a) the aggregate amounts then outstanding pursuant to the Convertible Note and (b) 25% of the net proceeds of any public offering of its securities that close before August 31, 2020.

On June 25, 2020, the Company repaid the total outstanding principal and interest of the Convertible Note amounting to $2,528. The Company recognized a loss on this derivative financial instrument amounting to $1,343, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

The contractual annual loan principal payments per lender to be made subsequent to December 31, 2020, were as follows:

December 31,	EnTrust
2021	5,970
2022	31,030
2023 and thereafter	-
Total	37,000

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Long-Term Debt, net (continued)

The contractual annual loan principal payments per lender to be made subsequent to December 31, 2019, were as follows:

				(c)
December 31,	(a) EnTrust	(b) Firment		Convertible Note		Total
2020	-	800	*	3,309	*	4,109
2021	5,970	-		-		5,970
2022 and thereafter	31,030	-		-		31,030
Total	37,000	800		3,309		41,109

* This table represents the maturities before the waivers/extensions acquired within the first quarter of 2020.

The weighted average interest rate for the years ended December 31, 2020 and 2019, was 9.44% and 8.66%, respectively.

12	Share Based Payment

Share-based payments are quarterly restrictive shares issued to the Company’s Non-executive directors for their services and in accordance with appointment letters.

Share based payment comprise the following:

Year 2020	Number of common shares	Number of preferred shares	Share premium	Retained earnings
Non-executive directors’ payment	2,812	-	40	-
Balance at December 31, 2020	2,812	-	40	-

Year 2019	Number of common shares	Number of preferred shares	Share premium	Retained earnings
Non-executive directors’ payment	180	-	40	-
Balance at December 31, 2019	180	-	40	-

Year 2018	Number of common shares	Number of preferred shares	Share premium	Retained earnings
Non-executive directors’ payment (1)	88	-	50	-
Balance at December 31, 2018	88	-	50	-

(1) These amounts relate to the shares issued in 2018, not to the shares approved for issuance for the year.

13	Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statements of comprehensive loss consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2020	2019	2018
Commissions	160	224	281
Bunkers expenses	2,117	1,634	716
Other voyage expenses	213	240	191
Total	2,490	2,098	1,188

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

13	Voyage Expenses and Vessel Operating Expenses (continued)

Vessel operating expenses consisted of:

	For the year ended December 31,
	2020	2019	2018
Crew wages and related costs	4,865	4,670	4,766
Insurance	661	664	607
Spares, repairs and maintenance	1,574	1,884	2,721
Lubricants	434	517	501
Stores	787	820	1,000
Other	260	327	330
Total	8,581	8,882	9,925

14	Administrative Expenses

The amount shown in the consolidated statements of comprehensive loss is analysed as follows:

	For the year ended December 31,
	2020	2019	2018
Personnel expenses	1,013	1,006	778
Audit fees	143	98	103
Travelling expenses	1	3	5
Consulting fees	243	191	76
Communication	12	7	9
Stationery	3	2	2
Greek tax authorities (note 19)	130	116	118
Other	346	160	265
Total	1,891	1,583	1,356

15	Interest Expense and Finance Costs

The amounts in the consolidated statements of comprehensive loss are analysed as follows:

	For the year ended December 31,
	2020	2019	2018
Interest payable on long-term borrowings	3,721	3,603	2,004
Bank charges	69	28	29
Amortization of debt discount	293	383	23
Operating lease liability interest	44	51	-
Other finance expenses	28	638	-
Total	4,155	4,703	2,056

16	Dividends

No dividends were declared or paid on common shares during the years ended December 31, 2020, 2019 and 2018.

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

The Company enters into time charter and bareboat charter arrangements on its vessels. As of December 31, 2020, the non-cancellable arrangements had remaining terms between nine days to eight months, assuming redelivery at the earliest possible date. There were no non-cancellable arrangements as of December 31, 2019. Future net minimum lease revenues receivable under non-cancellable operating leases as of December 31, 2020 and 2019, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration and early delivery of the vessels by the charterers is not accounted for):

	2020	2019
Within one year	3,078	-
Total	3,078	-

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2020, 2019 and 2018, the Company was a party to a lease agreement as lessee (note 4). The lease relates to the rental of office premises at a monthly rate of Euro 10,360 (absolute amount) and for a lease period ending January 2, 2025.

The future minimum lease payments under this agreement as of December 31, 2018, assuming a Euro: US dollar exchange rate for 2018 1:1.14, amounted to $850. Total rent expense under operating leases for the year ended December 31, 2018, amounted to $147.

As further discussed in note 4, on January 1, 2019, following the adoption of IFRS 16, the Company recognised a right of use asset and a corresponding liability of approximately $674 with respect to the rental agreement. The depreciation charge for right-of-use assets for the years ended December 31, 2020 and 2019, was approximately $112 for both years and recognised under depreciation in the income statement component of the consolidated statements of comprehensive loss. The interest expense on lease liability for the years ended December 31, 2020 and 2019, was approximately $44 and $51, respectively, and recognised under interest expense and finance costs in the income statement component of the consolidated statements of comprehensive loss.

At December 31, 2020 and 2019, the current lease liability amounted to $195 and $208, respectively. The non-current lease liability amounted to $367 and $469, respectively. These are included in the accompanying consolidated statements of financial position.

19	Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of loss.

Greek Authorities Tax

In January 2013, the tax Law 4110/2013 amended the provisions of art. 26 of Law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89/67 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax satisfies all income tax obligations of both the ship-owning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As of December 31, 2020, 2019 and 2018, the tax expense under the law amounted to $130, $116 and $118, respectively and is included in administrative expenses in the consolidated statements of comprehensive loss.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

19	Income Tax (continued)

U.S. Federal Income Tax

Globus is a foreign corporation with wholly owned subsidiaries that are foreign corporations, which derive income from the international operation of a ship or ships that may earn United States (“U.S”) source shipping income for U.S. federal income tax purposes.

It is unclear whether, under § 883 of the Internal Revenue Code, Globus’s income and the income of its ship-owning subsidiaries, to the extent derived from the international operation of a ship or ships, would currently be exempt from U.S. federal income tax. No such income was earned by Globus and its ship-owning subsidiaries in 2020.

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

For the years ended December 31, 2019 and 2018, Globus and its wholly owned subsidiaries deriving income from the operation of international ships were organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus’s common shares, representing more than 50% of the voting power and value in Globus, were primarily and regularly traded on the Nasdaq Capital Market, which is an established securities market. Although Globus’s ship-owning and operating subsidiaries were not publicly traded, they should have qualified for the qualified shareholder test by virtue of their ownership by Globus. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that relied on § 883 for exempting U.S. source income from the international operation of ships should not have been subject to U.S. federal income tax for the years ended December 31, 2019 and 2018.

However, for the year ended December 31, 2020, it is not clear that Globus was able to rely on the § 883 exemption, since even though its common shares, representing more than 50% of the voting power and value in Globus, were primarily and regularly traded on the Nasdaq Capital Market, the 5 Percent Override Rule may prevent application of the § 883 exemption. Nevertheless, because Globus and its subsidiaries earned no U.S. source gross transportation income (because none of Globus’s vessels made a voyage to or from the United States in 2020) neither the U.S. 4% gross basis tax nor the net income tax should be owed for 2020. If Globus were to earn U.S. source gross transportation income in 2021 or future years, and if Globus does not satisfy the requirements of the § 883 exemption in the future, Globus generally will be subject to the U.S. 4% gross basis tax on such U.S. source gross transportation income.

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

The Company’s financial liabilities are long-term borrowings, trade and other payables and the financial derivative instrument. The main purpose of these financial liabilities is to assist the Company in the financing of its operations and the acquisition of vessels. The Company has various financial assets such as trade accounts receivable and cash and short-term deposits, which arise directly from its operations. The main risks arising from the Company’s financial instruments are cash flow interest rate risk, credit risk, liquidity risk and foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As of December 31, 2019, 10% of the Company’s long term borrowings were at a fixed rate of interest and as of December 31, 2020, the Company had no long-term borrowings at a fixed interest rate.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s loss.

	Increase/(Decrease) in basis points	Effect on loss
2020
$ Libor	+15	(57)
	-20	75
2019
$ Libor	+15	(55)
	-20	73

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

20	Financial risk management objectives and policies (continued)

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s loss due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as of December 31, 2020 and 2019, was not material.

	Change in rate	Effect on loss
2020	+10%	(258)
	-10%	258

2019	+10%	(255)
	-10%	255

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2020, 2019 and 2018:

	2020	%	2019	%	2018	%
A	751	6%	3,476	22%	3,679	21%
B	-	-	-	-	2,873	17%
Other	11,002	94%	12,147	78%	10,802	62%
Total	11,753	100%	15,623	100%	17,354	100%

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

The table below summarises the maturity profile of the Company’s financial liabilities (including interest) at December 31, 2020 and 2019 based on contractual undiscounted cash flows.

Year ended December 31, 2020	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,302	6,752	32,362	-	41,416
Lease liabilities	106	106	426	-	638
Accrued liabilities and other payables	2,159	-	-	-	2,159
Trade accounts payables	4,758	-	-	-	4,758
Total	9,325	6,858	32,788	-	48,971

Year ended December 31, 2019*	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	4,674	3,776	42,247	-	50,697
Lease liabilities	126	106	567	1	800
Accrued liabilities and other payables	1,971	-	-	-	1,971
Trade accounts payables	4,735	-	-	-	4,735
Total	11,506	3,882	42,814	1	58,203

* This table includes both the derivative component and the non-derivative host of the hybrid agreements of both the Firment Shipping Credit Facility and the Convertible Note (see note 11).

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios (refer to note 11). No changes were made in the objectives, policies or processes during the years ended December 31, 2020 and 2019. The Company monitors capital using the ratio of net debt to book capitalisation adjusted for the market value of the Company’s vessels plus net debt.

The Company includes within net debt, interest bearing loans gross of unamortized debt discount, less cash.

Adjusted book capitalization refers to total equity adjusted for the market value of the Company’s vessels.

	December 31,
	2020	2019
Interest bearing loans	37,000	38,487
Cash (including restricted cash)	(21,103)	(4,801)
Net debt	15,897	33,686

Equity	42,094	9,879
Adjustment for the market value of vessels (charter-free)	493	(2,902)
Adjusted book capitalization	42,587	6,977

Adjusted book capitalization plus net debt	58,484	40,663
Ratio	27%	83%

The Company’s objective is to maintain the ratio of net debt to adjusted capitalization plus net debt to the range of 60%- 80%. Net debt as calculated above is not consistent with the International Financial Reporting Standards (“IFRS”) definition of debt.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

20	Financial risk management objectives and policies (continued)

The following reconciliation is provided:

	December 31,
	2020	2019
Debt in accordance with IFRS (long and short-term borrowings)	36,552	37,746
Add: Unamortized debt discount	448	741
	37,000	38,487
Less: Cash and bank balances and bank deposits (including restricted cash)	21,103	4,801
Net debt	15,897	33,686

21	Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy (as defined in note 2.27). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

		Fair value
(in thousands of USD)	Carrying amount	Level 1	Level 2	Level 3	Total
December 31, 2020
	Other financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	37,000	-	37,961	-	37,961
	37,000

	Carrying amount	Fair value
(in thousands of USD)	Assets	Level 1	Level 2	Level 3	Total
December 31, 2019
Non-financial assets measured at fair value
Vessels (see also note 5)	37,346	37,346	-	-	37,346
	37,346
	Other financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	622	-	-	622	622
	622

Financial liabilities not measured at fair value
Long-term borrowings	38,487	-	39,853	-	39,853
	38,487

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

21	Fair values (continued)

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Vessels	Quoted (unadjusted) prices in active markets for identical assets less costs of disposal	-

Derivative financial instruments:
Firment	Black-Scholes model	Refer to note 2.29
Convertible Note	Monte Carlo model	Refer to note 2.29

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2019 and 2020.

22	Events after the reporting date

Issuance of securities

On January 13, 2021, the remaining pre-funded warrants from the December 2020 Pre-Funded Warrants were exercised and 130,000 common shares, par value $0.004 per share were issued.

On January 27, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 2,155,000 common shares, par value $0.004 per share, (b) pre-funded warrants to purchase 445,000 common shares, par value $0.004 per share and (c) warrants (the “January 2021 Warrants”) to purchase 1,950,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds amounted to $15,108, before issuance expenses of approximately $150. The pre-funded warrants were all exercised subsequently. No January 2021 Warrants have been exercised as of the date hereof.

The January 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

On February 12, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 3,850,000 common shares par value $0.004 per share, (b) pre-funded warrants to purchase 950,000 common shares, par value $0.004 par value, and (c) warrants (the “February 2021 Warrants”) to purchase 4,800,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds amounted to $27,891, before issuance expenses of approximately $160. The pre-funded warrants were all exercised subsequently. No February 2021 Warrants have been exercised as of the date hereof.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

22	Events after the reporting date (continued)

The February 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

In March 2021, the Company issued an additional 10,000 Series B preferred shares to Goldenmare Limited in return for $130, which was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement.

Acquisition of new vessels

On February 18, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Nord Venus”, a 2011-built Kamsarmax dry bulk carrier, for a purchase price of $16.5 million, if delivered up to May 31, 2021 or $16.2 if delivered between June 1, 2021 and August 15, 2021. The m/v “Nord Venus” was built at the Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt. The agreement is subject to customary closing conditions.

On March 19, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Yangze 11”, a 2018-built Kamsarmax dry bulk carrier, for a purchase price of $27 million. The m/v “Yangze 11” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt. The agreement is subject to customary closing conditions.

Debt financing

On March 23, 2021, we agreed on a prepayment notice for $6.0 million in relation to the Entrust loan facility, which represents all amounts that would otherwise come due during calendar year 2021. The prepayment is expected to be effected on March 31, 2021. As a result, after this pre-payment we will have an aggregate debt outstanding of $31 million, gross of unamortized debt costs, from the Entrust Loan Facility.

In March 2021, the Company reached an arrangement with a financial institution for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The arrangement is subject to definite documentation and customary closing conditions. The proceeds of this financing are expected to be used to repay the outstanding balance of EnTrust Loan Facility and/or for general corporate purposes.