Form 20-F
period 2021-12-31
GLOBUS MARITIME LTD
filed 2022-04-11
CIK 1499780

As filed with the Securities and Exchange Commission on April 11, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021, there were 20,582,301 of the registrant’s common shares outstanding and 10,300 Series B preferred shares outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

2

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

Without limiting the generality of the foregoing, all statements in this annual report on Form 20-F concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. Other factors may affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in these forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us may include, but are not limited to, those factors and conditions described under “Item 3.D. Risk Factors” as well as general conditions in the economy, dry bulk industry and capital markets and effects of COVID-19 and world conflicts. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events or new information, other than any obligation to disclose material information under applicable securities laws. Forward-looking statements appear in a number of places in this annual report on Form 20-F including, without limitation, in the sections entitled “Item 5. Operating and Financial Review and Prospects,” “Item 4.A. History and Development of the Company” and “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Terms Used in this Annual Report on Form 20-F

References to our common shares are references to Globus Maritime Limited’s registered common shares, par value $0.004 per share, or, as applicable, the ordinary shares of Globus Maritime Limited prior to our redomiciliation into the Marshall Islands on November 24, 2010.

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding on December 31, 2020 and 2021 as well as on the date of this annual report on Form 20-F.

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

3

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

4

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.	[Reserved]

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

•	The international dry bulk shipping industry is cyclical and volatile.
•	The dry bulk vessel charter market remains significantly below its high in 2008.
•	The international shipping industry and dry bulk market are highly competitive.
5

•	Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic or epidemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

•	The current state of the global financial markets and current economic conditions may adversely impact the dry bulk shipping industry.
•	We depend on short-term or spot charters in volatile shipping markets.
•	An over-supply of dry bulk carrier capacity may depress charter rates.
•	The market values of our vessels have fluctuated, and have from time to time triggered certain financial covenants under our existing and potentially future loan and credit facilities.
•	Our industry is subject to complex laws and regulations.
•	Climate change and greenhouse gas restrictions may be imposed.
•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.
•	Capital expenditures and other costs necessary to operate and maintain our vessels may increase.
•	Seasonal fluctuations in industry demand could affect us.
•	Our insurance may not be adequate to cover our losses that may result from our operations.
•	Our vessels are exposed to operational risks.
•	We may be subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.
•	We may be subject to increased inspection procedures, tighter import and export controls and new security regulations.
•	Rising fuel prices may adversely affect our profits.
•	Increases in crew costs may adversely affect our profits.
•	Maritime claimants could arrest our vessels.
•	Governments could requisition our vessels during a period of war or emergency.
•	Compliance with safety and other vessel requirements imposed by classification societies may be costly.
•	A further economic slowdown or changes in the economic, regulatory and political environment in the Asia Pacific region could reduce dry bulk trade demand.
•	Pandemics such as the coronavirus (COVID-19) make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.
•	We conduct a substantial amount of business in China.
6

•	Sulphur regulations to reduce air pollution from ships may require retrofitting of vessels and may cause us to incur significant costs.
•	Environmental, social and governance matters may impact our business and reputation.
•	Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.
•	We may issue additional common shares or other equity securities without shareholder approval, which would dilute our existing shareholders’ ownership interests and may depress the market price of our common shares.
•	Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
•	The market price of our common shares may be volatile, which could result in substantial losses for investors who purchase our shares; and the volatility in the stock prices of other companies may contribute to volatility in our stock price.
•	A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to further price volatility in our common shares.
•	We may not be able to attract and retain key management personnel and other employees in the shipping industry.
•	Our loan agreement contains, and we expect that future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreement and the expectation that such will exist in any future loan agreements and financing arrangements, a default by us under one loan could lead to defaults under multiple loans.
•	We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.
•	Our common shares could be delisted from Nasdaq, which could affect their market price and liquidity.
•	We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.
•	As we expand our business, we may have difficulty improving our operating and financial systems and recruiting suitable employees and crew for our vessels.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	Labor interruptions could disrupt our business.
7

•	Our charterers may renegotiate or default on their charters.
•	The aging of our fleet may result in increased operating costs in the future.
•	We may have difficulty managing our planned growth properly.
•	Legislative or regulatory changes in Greece may adversely affect our results from operations.
•	We rely on our information systems to conduct our business.
•	We expect that a limited number of financial institutions will hold our cash including financial institutions that may be located in Greece.
•	Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.
•	Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors.
•	We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
•	Management may be unable to provide reports as to the effectiveness of our internal control over financial reporting or, when applicable, our independent registered public accounting firm may be unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting when required.
•	Unless we set aside reserves or are able to raise or borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.
•	We depend upon a few significant customers for a large part of our revenues.
•	Provisions of our articles of incorporation and bylaws may have anti-takeover effects, which could depress the trading price of our common shares.
•	We generate revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in other currencies.
•	Increases in interest rates may cause the market price of our shares to decline.
•	If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or when LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.
•	The public market may not continue to be active and liquid enough for our shareholders to resell our common shares in the future.
•	We may have to pay tax on U.S. source shipping income.
•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. shareholders.
•	We could face penalties under European Union, United States or other economic sanctions.
•	Our vessels may call on ports subject to economic sanctions or embargoes.
8

•	We are subject to Marshall Islands corporate law, which is not well-developed.
•	As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions such as Malta, our operations may be subject to economic substance requirements.
•	It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•	A cyber-attack could materially disrupt our business.

Risks relating to Our Industry

The international dry bulk shipping industry is cyclical and volatile.

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile and low, relative to previous years. In 2019 although the rates reduced again at the beginning, they reached a peak during the third quarter, followed by a decreasing trend again. In the beginning of 2020, the rates continued to drop and came close to the all-time low, but substantially rebounded in 2020 and continued to increase in 2021, reaching in October 2021 the highest point since 2008. Currently all our vessels are chartered on short-term time charters or on the spot market, and we are exposed therefore to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

•	port and canal congestion charges;

•	general dry bulk shipping market conditions, including fluctuations in charter hire rates and vessel values and demand for and production of dry bulk products;

•	global and regional economic and political conditions, including exchange rates, trade deals, conflicts and wars (including the Ukraine conflict), and the rate and geographic distributions of economic growth;

•	environmental and other regulatory developments;

•	the distance dry bulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns; and

•	natural disasters and/or world pandemics such as COVID-19.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

•	the price of steel and vessel equipment;

•	technological advances in vessel design and capacity;

•	the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 on February 10, 2016. The BDI remained significantly depressed from 2008-2018. In 2020, the BDI ranged from a low of 393 on May 14, 2020 to a high of 2,097 on October 6, 2020. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. During calendar year 2022 to date, the BDI has ranged from a high of 2,727 (on March 14, 2022) to a low of 1,296 (on January 26, 2022).

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

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The continuing refugee crisis in the European Union, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts, wars and turmoil in Yemen, Iraq, Afghanistan, Iran, and Ukraine, political tension, continuing concerns relating geopolitical events such as the withdrawal of the U.K. from the European Union, or Brexit, concerns regarding the emergence of COVID19, and its spread throughout Asia, Europe, North America and other parts of the world, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea have led to increased volatility in global credit and equity markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The IMO’s extraordinary council session held on March 10-11, 2022 addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Euroskeptic parties, which would like their countries to leave the Euro. Brexit further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the United States, the European Union, the United Kingdom and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above $100 per barrel in March 2022. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the dry bulk market and the world economy. While we do not have any Ukrainian or Russian crew, and our vessels currently do not sail in the Black Sea, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

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

In addition, lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes previously led to decreased demand for dry bulk carriers, creating downward pressure on charter rates and vessel values, and this could happen again in the future. The relatively weak global economic conditions have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

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

We depend on short-term or spot charters in volatile shipping markets.

We currently charter all nine vessels we own on the short-term charter market. The short-term or spot charter market is highly competitive and short-term or spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the short-term or spot market may enable us to benefit if industry conditions strengthen, we must consistently procure short-term or spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for short-term or spot charters and to the off-hire periods including ballast passages. Rates within the short-term or spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future short-term or spot rates will be sufficient to enable the vessels to be operated profitably. At current short-term or spot charter rates, we don’t believe that we will be operating profitably. A significant decrease in charter rates would affect value and further adversely affect our profitability, cash flows and ability to pay dividends. We cannot give assurances that future available short-term or spot charters will enable us to operate our vessels profitably.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

An over-supply of dry bulk carrier capacity may depress charter rates.

An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the short-term or spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends. Clarkson’s projects that the supply of dry bulk vessels, as measured in cargo-carrying capacity, will increase 4.7% from 2021-2023. An uptick in charter rates generally discourages scrapping older vessels, but recent regulatory actions have increased the economic incentive to scrap certain older vessels. Accordingly, it remains to be seen in 2022 whether the number of worldwide dry bulk carrying capacity, net of scrapped vessels, will increase.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

The market values of our vessels have fluctuated, and have from time to time triggered certain financial covenants under our existing and potentially future loan and credit facilities.

The market value of dry bulk vessels has generally experienced high volatility. The market prices for secondhand and newbuilding dry bulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. In particular, as of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of approximately $4.6 million. However, the market value of our vessels increased in 2021 and we did not recognize any impairment loss on our vessels in 2021. The market value of our vessels may increase and decrease depending on a number of factors including:

➢	prevailing level of charter rates;

➢	age of vessels;

➢	the environmental friendliness of our vessels;

➢	general economic and market conditions affecting the shipping industry, including relating to COVID-19 and the Ukraine conflict and related sanctions;

➢	competition from other shipping companies;

➢	configurations, sizes and ages of vessels;

➢	supply and demand for vessels;

➢	other modes of transportation;

➢	cost of newbuildings;

➢	governmental or other regulations; and

➢	technological advances.

Our loan agreement with CIT Bank N.A., which we refer to as our CIT Loan Facility, is secured by mortgages on six of our vessels, and requires us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity. Our previous loan facilities had similar requirements, and we expect any future loan agreements to have similar collateral requirements and provisions. Since the middle of 2008 through part of 2021, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases led to a decline in the market values of our vessels, which have increased since that time. However, we cannot predict when and if vessel values will again start to decline.

As of December 31, 2021, we satisfied the covenants included in our CIT Loan Facility. For a more detailed discussion see Item 5.B Liquidity and Capital Resources—Indebtedness and Note 11 in the Consolidated Financial Statements included herewith.

Further declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we breach the financial and other covenants under the CIT Loan Facility, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and pay dividends.

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

Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and increased management costs and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast water, recycling of vessels, maintenance and inspection, elimination of tin-based paint, development and implementation of safety and emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For instance, the International Maritime Organization (“IMO”) global 0.5% sulphur cap on marine fuels came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). Our vessels require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. These and other costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

 The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of the vessel to develop, implement and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and protection of the environment and describing procedures for dealing with emergencies. Further details in relation to the ISM Code are set out below in the section headed “Environmental and Other Regulations”. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, and, if the implementing legislation so provides, to criminal sanctions, may invalidate or result in the loss of existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. In addition, if we fail to maintain ISM Code certification for our vessels, we may also breach covenants in our CIT Loan Facility that require that our vessels be ISM-Code certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lender could accelerate our indebtedness and foreclose on the vessels in our fleet securing the CIT Loan Facility. As of the date of this annual report on Form 20-F, each of our vessels is ISM Code-certified.

Climate change and greenhouse gas restrictions may be imposed.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulphur cap on marine fuels which came into force on January 1, 2020. Our vessels do not have scrubbers—air filters that remove sulphur, once burned, from the exhaust emitted by lower-cost, high-sulphur fuel, which thereby allow ships to burn lower-cost, high-sulphur fuel despite the IMO’s cap on sulphur in marine fuels—and now require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. In addition, charterers may focus on how environmentally friendly our vessels are, generally, and our rates may be adjusted downwards accordingly.

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

The combination of any surplus of dry bulk vessel capacity, the expected entry into service of new technologically advanced ships, and the expected increase in the size of the world dry bulk fleet over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of dry bulk vessels available at lower charter rates could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time-to-time, we may need to re-charter vessels coming off charter more frequently than some of our competitors, which may have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

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

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden and parts of the Indian Ocean and West Africa. Continuing conflicts and recent developments in the Middle East and North Africa, including Egypt, Syria, Iran, Iraq and Libya, the recent conflict in Ukraine, and the presence of United States and other armed forces in the Middle East and Asia could produce armed conflict or be the target of terrorist attacks, and lead to civil disturbance and uncertainty in financial markets. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, we face the risk of a marine disaster, which could include an oil spill and other environmental damage. Although our vessels carry a relatively small amount of oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

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

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of the CIT Loan Facility, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which may increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

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

Fuel is a significant, if not the largest, expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. Increases in crew costs may adversely affect our profitability. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance. Furthermore, while we do not have any Ukrainian or Russian crew and the Company's vessels currently do not sail in the Black Sea, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential shortage of crew due to the conflict between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest our vessels.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages even if we are not at fault, for example, if we pay a supplier for bunkers who subcontracts the supply and does not pay such subcontractor. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, could cause us to default on a charter, breach covenants in the CIT Loan Facility, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate or manage are classed by one of the major classification societies, including Nippon Kaiji Kyokai (Class NK), DNV GL, Lloyds and Bureau Veritas. Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, certain covenants in the CIT Loan Facility or future credit arrangements may be triggered, including as a result of the vessel being unable to trade between ports and being unemployable. Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Pandemics such as the coronavirus (COVID-19) make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.

Our business may be adversely affected by the continued outbreak of the COVID-19 virus (and variants that may emerge), which has introduced uncertainty into our operational and financial activities and has negatively impacted, and may continue to impact negatively, global economic activity. Average charter rates for dry bulk vessels, as measured by the Baltic Dry Index, have improved significantly since the second quarter of 2020; however, the underlying reasons for this improvement, such as tight supply lines, increased demand for bulk commodities on the back of firmly rebounding industrial activity, increased demand for containerized cargo due to increased consumption mainly from developed countries, and newbuild construction being put on hold due to the pandemic, could reverse, which could negatively impact our business. As the situation is continuously evolving with further waves of infections across many countries worldwide, the development and distribution of multiple vaccines, and the emergence of new variants of the COVID-19 virus that may undermine such vaccines, it is difficult to predict the ultimate duration, severity and long-term impact of the pandemic on the industry and us at this time. Furthermore, it is difficult to predict what impact the abatement or continuation of the pandemic may have on our business. The duration of scheduled repairs could exceed our estimates, causing our vessels to remain off-hire for longer periods than planned or to miss scheduled employment. We may face increased costs operating our vessels due to travel restrictions and quarantine requirements. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19-related disruptions may lead to the termination of charters leaving our vessels without employment. It is also possible that the companies that charter our vessels may be materially impacted by the effects of the COVID-19 virus outbreak and therefore may default on their charters or seek to restructure the terms of their charters (which are legally binding).

We have thus far been affected by COVID-19 as follows:

•	Our vessels have been subject to quarantine checks upon arriving at certain ports. This has functionally reduced the amount of cargo that we (and our competitors) are able to move because some countries have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

•	Due to quarantine restrictions placed on persons and additional procedures using commercial aviation and other forms of public transportation, our crew has had difficulty embarking and disembarking on our ships. This has not thus far functionally affected our ability to crew our vessels.

We expect that pandemics generally, including the current novel coronavirus pandemic, could affect our business in the following ways, among others:

(1)	Pandemics generally reduce the demand for goods worldwide without a commensurate corresponding change in the number of vessels worldwide, thereby increasing competition for cargo and decreasing the market price for transporting dry bulk products.

(2)	Countries could impose quarantine checks and hygiene measures on arriving vessels, which functionally reduce the amount of cargo that we and our competitors are able to move by causing delays in loading and delivery of cargo.

(3)	The process of buying, selling, and maintaining vessels is made more onerous and time-intensive. For instance, delays may be caused at shipyards for newbuildings, drydocks and other works, in vessel inspections and related certifications by class societies, customers or government agencies, as well as delays and shortages or a lack of access to required spare parts and lack of berths or shortages in labor, which may in turn delay any repairs to, scheduled or unscheduled maintenance or modifications, or drydocking of, our vessels.

(4)	We have seen a decrease in productivity, generally, as people—including our office employees and crews, as well as our counterparties—get sick and take time off from work. We are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the ship and its crew for an unspecified amount of time, disinfect and fumigate the vessels, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. If a vessel’s entire crew fell seriously ill, we may have substantial difficulty operating its vessel and may necessitate extraordinary external aid.

(5)	International transportation of personnel could be limited or otherwise disrupted. In particular, our crews generally work on a rotation basis, relying largely on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to shipyards to observe vessel maintenance, and we may need to hire local experts, which local experts may vary in skill and are difficult to supervise remotely, to conduct work we ordinarily address in-house.

(6)	Governments impose new regulations, directives or practices, which we may be obligated to implement at our own expense.

(7)	Any or all of the foregoing could lead our charterers to try to invoke force majeure clauses. As of the date hereof, however, none of our charterers have invoked a force majeure clause citing the pandemic.

(8)	Credit tightening or declines in global financial markets, including to the prices of our publicly traded securities and the securities of our peers, could make it more difficult for us to access capital, including to finance our existing debt obligations.

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

January 1, 2020 was the implementation date for vessels to comply with the IMO’s low sulphur fuel oil requirement, which cuts sulphur levels from 3.5% to 0.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulphur fuels on board, which costs more than higher Sulphur fuel; (ii) installing scrubbers for cleaning of the exhaust gas (which we have not done to any of our vessels); or (iii) by retrofitting vessels to be powered by liquefied natural gas (which we have not done to any of our vessels), which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. It is unclear how the new emissions standard will affect the employment of our vessels, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. In particular, it is not known what the price differential between high sulphur content fuel and the more expensive low sulphur fuel will be or if low sulphur fuel will be available in the quantities needed at the areas where the vessels are trading. Over time, however, it is possible that ships not retrofitted to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

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

Our stock price has been volatile recently. The closing price of our common shares within 2021 has ranged from a peak of $7.46 on February 16, 2021 to a low of $1.98 on December 16, 2021, representing a decrease of 73.5%. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate. Our stock further declined in 2022 and was $1.66 on January 27, 2022.

We may continue to incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our common shares may decline or fluctuate rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common shares or result in fluctuations in the price or trading volume of our common shares, which include but are not limited to:

• investor reaction to our business strategy;

• the sentiment of the significant number of retail investors whom we believe to hold our common shares, in part due to direct access by retail investors to broadly available trading platforms, and whose investment thesis may be influenced by views expressed on financial trading and other social media sites and online forums;

• the amount and status of short interest in our common shares, access to margin debt, trading in options and other derivatives on our common shares and any related hedging and other trading factors;

• our continued compliance with the listing standards of the Nasdaq Capital Market;

• regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;

• variations in our financial results or those of companies that are perceived to be similar to us;

• our ability or inability to raise additional capital and the terms on which we raise it;

• our dividend strategy;

• our continued compliance with our debt covenants;

• variations in the value of our fleet;

• declines in the market prices of stocks generally;

• trading volume of our common shares;

• sales of our common shares by us or our shareholders;

• speculation in the press or investment community about our Company or industry;

• general economic, industry and market conditions; and

• other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, including the ongoing COVID-19 pandemic, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

In addition, some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that the price of our common shares will remain at its current level or that future sales of our common shares will not be at prices lower than those sold to investors.

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

Our issuance of additional common shares or other equity securities of equal or senior rank in these situations would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us would decrease;

•	the proportionate amount of cash available for dividends payable on our common shares could decrease;

•	the relative voting strength of each previously outstanding common share could be diminished; and

•	the market price of our common shares could decline.

In addition, we may be obligated to issue, upon exercise or conversion of outstanding agreements and warrants pursuant to the terms thereof:

•	388,700 common shares issuable upon the exercise of outstanding Class A Warrants (at an exercise price of $35.00 per share) which expire in June 2025;

•	458,500 common shares issuable upon exercise of outstanding June PP Warrants (at an exercise price of $18.00 per share) issued in a private placement that closed on June 30, 2020 and expire in December 2025;

•	833,333 common shares issuable upon exercise of outstanding July PP Warrants (at an exercise price of at $18.00 per share) issued in a private placement that closed on July 21, 2020 and expire in January 2026;

•	1,270,587 common shares issuable upon exercise of the December 2020 Warrants (at an exercise price of $6.25 per share) which expire in June 2026;

•	1,950,000 common shares issuable upon the exercise of the January 2021 Warrants (at an exercise price of $6.25 per share) which expire in July 2026; and

•	4,800,000 common shares issuable upon the exercise of the February 2021 Warrants (at an exercise price of $6.25 per share) which expire in August 2026.

•	10,000,000 common shares issuable upon the exercise of the June 2021 Warrants (at an exercise price of $5.00 per share) which expire in December 2026.

In addition:

•	We historically issued, on a quarterly basis, common shares to certain of our directors, although we have changed our compensation arrangements with directors to pay only cash.
•	We have issued an aggregate of 10,300 of our Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, which shares have 25,000 votes per share, subject to maximum voting rights of 49.99%.

Our issuance of additional common shares upon the exercise of such warrants and agreements would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant or agreement holder, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and, depending on our share price when and if these warrants or notes are exercised, may result in dilution to our shareholders. Because we are a foreign private issuer, we are not bound by Nasdaq rules that require shareholder approval for issuances of our securities. We therefore can issue securities in such amounts and at such times as we feel appropriate, all without shareholder approval. See “Item 16G. Corporate Governance.”

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

Our common shares have experienced price and volume fluctuations and may continue to experience volatility in the future. The closing price of our common shares within 2021 ranged from a peak of $7.46 on February 16, 2021 to a low of $1.98 on December 16, 2021, representing a decrease of 73.5%. You may not be able to sell your shares quickly or at the latest market price if trading in our stock is not active or the volume is low. Some of the factors that may cause the market price of our common shares to fluctuate include:

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

On December 31, 2021, the closing price of our common shares on the Nasdaq Capital Market was $2.10 per share, as compared to $2.06, which was the closing price on April 5, 2022. In addition, there has been volatility for our intra-day common share price. For example, the high and low intra-day prices on February 16, 2021 were $7.85 and $6.11, respectively, and the high and low intra-day prices on January 29, 2021 were $6.89 and $5.22, respectively. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

We may not be able to attract and retain key management personnel and other employees in the shipping industry.

Our success will depend to a significant extent upon the abilities and efforts of our management team consisting of our Chief Executive Officer, including our ability to retain our management team and the ability of our management to recruit and hire suitable employees. The loss of our Chief Executive Officer or other key employees could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.

Our loan agreement contains, and we expect that future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreement and the expectation that such will exist in any future loan agreements and financing arrangements, a default by us under one loan could lead to defaults under multiple loans.

Our CIT Loan Facility contains, and we expect that future loan agreements and financing arrangements will contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, change our chief executive officer or chairman or ship manager, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

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

There can be no assurance that we will obtain waivers and deferrals from our lenders in the future, if needed, as we have obtained in the past. We are currently in compliance with all applicable financial covenants under our CIT Loan Facility. For more information regarding our current loan facilities, see please see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

Because of the presence of cross-default provisions in our CIT Loan Facility and, we expect, any future loan agreements, a default by us under a loan and the refusal of any one lender to grant or extend a waiver could result in the acceleration of our indebtedness under our other loans. A cross-default provision means that if we default on one loan, we would then default on our other loans containing a cross-default provision.

We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

We may finance future fleet expansion with additional secured indebtedness. In May 2021, the Company reached an agreement with CIT Bank N.A. for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of a loan agreement with EnTrust, which we refer to as the EnTrust Loan Facility.

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

If we are not able to obtain new debt financing on terms acceptable to us or refinance our existing debt, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under the CIT Loan Facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

Our common shares could be delisted from Nasdaq, which could affect their market price and liquidity.

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1 million and net income from continuing operations of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. In such event, Nasdaq rules permit us to appeal any delisting determination to a Nasdaq Hearings Panel. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares may breach our CIT Loan Facility, which contains cross default provisions, and the purchase agreement pursuant to which we sold some of our outstanding warrants. There could also be adverse tax consequences—please read “Item 10.E Taxation – United States Tax Considerations - United States Federal Income Taxation of United States Holders – Distributions” for further information.

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

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the short-term or spot market and on bareboat charters and time charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing short-term or spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us.

We may, for example, seek to employ a greater portion of our fleet on the short-term or spot market or on time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Accordingly, our mix between short-term or spot charters and longer-term charters changes from time-to-time. When our ships are not all on the short-term or spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

We and our Manager have developed relationships with a number of international charterers, vessel brokers, financial institutions, insurers and shipbuilders. We have also developed a network of relationships with vessel brokers who help facilitate vessel charters and acquisitions.

Although time charters with durations of one to five years may provide relatively steady streams of revenue, if our vessels were committed to such charters they may not be available for re-chartering or for short-term or spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The dry bulk market is volatile. While charter rates are presently generally above our operating expenses, in the past charter rates have declined below operating costs of vessels. If we are required to enter into a charter when charter rates are low, employ our vessels on the short-term or spot market during periods when charter rates have fallen or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to cover our costs, operate our vessels profitably or to pay dividends, or all of them.

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

Our vessels are manned by masters, officers and crews (totaling 194 as of December 31, 2021). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2021 and 2020, the weighted average age of the vessels in our fleet was 10.2 and 11.2 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2018. As our fleet ages, we will incur increased costs to operate and maintain the vessels. Older vessels are typically less fuel efficient and cost more to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

We expect that a limited number of financial institutions will hold all of our cash, including some institutions located in Greece. Our bank accounts are with banks in Switzerland, U.S.A. and Greece. Of the financial institutions located in Greece, none are subsidiaries of international banks. Depending on our cash balance in any our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

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

For instance, the CIT Loan Facility presently prohibits our declaration and payment of dividends under some circumstances. Under the CIT Loan Facility Globus Maritime Limited is prohibited from making dividends (other than up to $500,000 annually on or in respect of its preferred shares) in cash or redeem or repurchase its shares unless there is no event of default under the CIT Loan Facility, the net loan to value ratio is less than 60% before the making of the dividend and Globus Maritime Limited is in compliance with the debt service coverage ratio, and Globus Maritime Limited must prepay the CIT Loan Facility in an equal amount of the dividend. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

We may also enter into new financing or other agreements that may restrict our ability to pay dividends even without an event of default, or make it less desirable for us to do so. In addition, we may pay dividends to the holders of our preferred shares prior to the holders of our common shares, depending on the terms of the preferred shares.

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

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any. Our growth strategy contemplates that we will finance the acquisition of our new-buildings or selective acquisitions of vessels through a combination of our operating cash flow and debt financing through our subsidiaries or equity financing. If financing is not available to us on acceptable terms, our board of directors may decide to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends or make it less desirable for us to do so.

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

Under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and in this annual report on Form 20-F a related attestation of our independent registered public accounting firm. In addition, management may not conclude that our internal control over financial reporting is effective if a material weakness exists in our internal control over financial reporting. If in such annual reports on Form 20-F our management cannot provide a report as to the effectiveness of our internal control over financial reporting or, when applicable, our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common shares.

Unless we set aside reserves or are able to raise or borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

As of December 31, 2021 and December 31, 2020, the vessels in our current fleet had a weighted average age of 10.2 and 11.2 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2018. Unless we maintain reserves or are able to raise or borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

We depend upon a few significant customers for a large part of our revenues.

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2021, 2020 and 2019, we derived substantially all of our revenues from approximately 23, 29 and 22 customers, respectively, and approximately 47%, 31% and 50%, respectively, of our revenues during those years were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

If we lose a key customer, we may be unable to obtain charters on comparable terms with charterers of comparable standing or we may have increased exposure to the volatile short-term or spot market, which is highly competitive and subject to significant price fluctuations. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The loss of any of our customers, time charters or vessels or a decline in payments under our charters could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

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

Business Combinations

Our articles prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, subject to certain exceptions. Please see “Item 10B.—Memorandum and Articles of Association—Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Bylaws—Business Combinations.”

We generate revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in other currencies.

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2021, 2020 and 2019 we incurred approximately 31%, 25% and 27%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or when LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow

LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. Because the interest rates borne by the CIT Loan Facility fluctuates with changes in LIBOR, it would affect the amount of interest payable on those debts, which, in turn, could have an adverse effect on our profitability, earnings and cash flow.

On July 27, 2017, the UK Financial Conduct Authority (“FCA”) announced that it would phase-out LIBOR by the end of 2021. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. This announcement coincided with an announcement by the International Swaps and Derivatives Association (“ISDA”) that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process. As a result, lenders have insisted on fallback provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with successor benchmark rates, such as their cost-of-funds rate. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular agreement containing terms based on LIBOR, which generally have alternative calculation provisions. If, however, these are implicated, the interest payable on these particular agreements could be subject to volatility and the underlying lending costs could increase, which would have an adverse effect on the borrowers’ profitability, earnings and cash flow.

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

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, Syria, North Korea and Cuba  . U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies. The imposition of Ukrainian-related economic sanctions on Russian persons, first imposed in March 2014 and further in 2022, is an example of economic sanctions with a potentially widespread and unpredictable impact on shipping. Certain of our charterers or other parties with whom we have entered into contracts regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. government, the European Union and/or other international bodies relating to the annexation of Crimea by Russia in 2014 and the current conflict in Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of corporations incorporated in or redomiciled into the Marshall Islands may differ from the rights of shareholders of corporations incorporated in the United States. While the BCA provides that it is to be applied and construed to make the laws of the Marshall Islands, for non-resident entities such as us, with respect of the subject matter of the BCA, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions (and adopts their case law to the extent it does not conflict with the BCA), there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a more substantial body of case law in the corporate law area.

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions such as Malta, our operations may be subject to economic substance requirements.

On March 12, 2019, the Council of the European Union published a list of “non-cooperative jurisdictions” for tax purposes in which the Republic of the Marshall Islands, among others, was placed by the E.U. on this list for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council of the European Union on October 10, 2019 that the Marshall Islands had been removed from that list. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits certain E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

We do not know: if the E.U. will once again add the Marshall Islands or Malta to the list of non-cooperative jurisdictions; how quickly the E.U. would react to any changes in legislation of the Marshall Islands or Malta; or how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations. Most recently, the escalation in conflict between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

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

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date at October 31, 2021, as amended. We had the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount could have been re-borrowed. Interest on drawn and outstanding amounts was charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee was charged on the amounts remaining available and undrawn. Interest was payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest was charged.

We had also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price would have equaled the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00. On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility of approximately $863,000. This facility expired on its terms on October 31, 2021.

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

On June 25, 2021, we issued (a) 8,900,000 common shares, (b) pre-funded warrants to purchase 1,100,000 common shares, and (c) warrants (the “June 2021 Warrants”) to purchase 10,000,000 common shares at an exercise price of $5.00 per share, which may be exercised at any time prior to 5:00 PM New York time on December 25, 2026. The pre-funded warrants have all been exercised. No June 2021 Warrants have been exercised as the date hereof.

Each of the June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, February 2021 Warrants and June 2021 Warrants is exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If a registration statement covering the issuance of the shares under the Securities Act is not effective or available at any time after the issuance of the December 2020 Warrants, January 2021 Warrants, February 2021 Warrants and June 2021 Warrants, the holder may, in its sole discretion, elect to exercise the such warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If we do not issue the shares in a timely fashion, each warrant contains certain liquidated damages provisions.

Each of the warrants described above, other than the Class A Warrants, were issued pursuant to a securities purchase agreement and a placement agency agreement.

From June 22, 2020 through to date, we issued 5,550 common shares pursuant to exercises of outstanding Class A Warrants. As of the date of this annual report, no June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, February 2021 Warrants or June 2021 Warrants have been exercised.

On October 21, 2020, we effected a 1-100 reverse stock split which reduced the number of shares outstanding from 175,675,651 to 1,756,720 (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse split.

On June 12, 2020, we entered into a stock purchase agreement and issued 50 of our newly designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement.

In July 2020, we issued an additional 250 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%.

In March 2021, we issued an additional 10,000 of our Series B preferred shares to Goldenmare Limited in return for $130,000, which was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement.

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

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021. As a result, after this pre-payment we had an aggregate debt outstanding of $31 million, gross of unamortized debt costs, from the Entrust Loan Facility.

On May 10, 2021, the Company reached an agreement with CIT Bank N.A. for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. This loan facility is referred to as the CIT loan facility. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility.

As of December 31, 2021, our issued and outstanding capital stock consisted of 20,582,301 common shares and 10,300 Series B preferred shares.

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

On June 9, 2021, we took delivery of the m/v “Diamond Globe”, a 2018-built Kamsarmax dry bulk carrier, through its subsidiary, Argo Maritime Limited, for a purchase price of $27 million financed with available cash. The m/v “Diamond Globe” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt.

On July 20, 2021, we took delivery of the m/v “Power Globe”, a 2011-built Kamsarmax dry bulk carrier, through its subsidiary, Talisman Maritime Limited, for a purchase price of $16.2 million financed with available cash. The m/v “Power Globe” was built at Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt.

On November 29, 2021, we took delivery of the m/v “Orion Globe”, a 2015-built Kamsarmax dry bulk carrier, through its subsidiary, Salaminia Maritime Limited, for a purchase price of $28.4 million financed with available cash. The m/v “Orion Globe” was built at Tsuneishi Zosen in Japan and has a carrying capacity of 81,837 dwt.

Our fleet is currently comprised of a total of nine dry bulk vessels consisting of four Kamsarmaxes, one Panamax and four Supramaxes. The weighted average age of the vessels we owned as of December 31, 2021 was 10.2 years, and their carrying capacity was 626,257 dwt.

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

Our operations are managed by our Glyfada, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which we refer to as our Manager, which provides in-house commercial and technical management for our vessels and provided consulting services for an affiliated ship-management company. Our Manager has entered into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services.

The following table presents information concerning the vessels we own:

Vessel	Year Built	Flag	Direct Owner	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627
m/v Sky Globe	2009	Marshall Islands	Domina Maritime Ltd.	Taizhou Kouan	Supramax	May 2010	56,855
m/v Star Globe	2010	Marshall Islands	Dulac Maritime S.A.	Taizhou Kouan	Supramax	May 2010	56,867
m/v Moon Globe	2005	Marshall Islands	Artful Shipholding S.A.	Hudong-Zhonghua	Panamax	June 2011	74,432
m/v Sun Globe	2007	Malta	Longevity Maritime Limited	Tsuneishi Cebu	Supramax	September 2011	58,790
m/v Galaxy Globe	2015	Marshall Islands	Serena Maritime Limited	Hudong-Zhonghua	Kamsarmax	October 2020	81,167
m/v Diamond Globe	2018	Marshall Islands	Argo Maritime Limited	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027
m/v Power Globe	2011	Marshall Islands	Talisman Maritime Limited	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655
m/v Orion Globe	2015	Marshall Islands	Salaminia Maritime Limited	Tsuneishi Zosen	Kamsarmax	November 2021	81,837

					Total:		626,257

We own each of our vessels through separate, wholly owned subsidiaries, eight of which are incorporated in the Marshall Islands, and one of which is incorporated in Malta. All of our Supramax vessels are geared. Geared vessels can operate in ports with minimal shore-side infrastructure. Due to the ability to switch between various dry bulk cargo types and to service a wider variety of ports, the day rates for geared vessels tend to have a premium.

Employment of our Vessels

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the short-term or spot market and on bareboat charters and time charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing short-term or spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us. We may, for example, seek to employ a greater portion of our fleet on the short-term or spot market or on time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Accordingly, our mix between short-term or spot charters and longer-term charters changes from time-to-time. When our ships are not all on the short-term or spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During the 2021 year, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own are eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2021, we paid commissions ranging from 5% to 6.25% relevant to each time charter agreement then in effect.

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

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term time charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading on the short-term or spot market during an upturn in the market cycle, when short-term or spot trading may be more profitable. If we cannot successfully employ our vessels in profitable charters, our results of operations and operating cash flow could be materially adversely affected.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2018. In 2019 the BDI was volatile and ranged from 595 on February 11, 2019 to as high as 2,518 on September 3, 2019. In 2020, the BDI ranged from a low of 393 on May 14, 2020 to a high of 2,097 on October 6, 2020. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. During calendar year 2022 to date, the BDI has ranged from a high of 2,727 (on March 14, 2022) to a low of 1,296 (on January 26, 2022).

Vessel Prices

New-building vessel prices generally fell as part of the sudden and steep decline in freight rates after August 2008, and continued to gradually decline, but started to increase in 2021 (although not at the 2008 levels).

In broad terms, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. As with newbuild prices, secondhand vessel values have continued to gradually decline since August 2008 until 2021, when they started to increase.

Seasonality

Our fleet consists of dry bulk vessels that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. Such seasonality will affect the rates we obtain on the vessels in our fleet that operate on the short-term or spot market.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2021 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2021, our vessels did not call on any port call in Iran.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All the vessels that we own and operate are certified as being “in class” by Nippon Kaiji Kyokai (Class NK), DNV GL, Lloyds or Bureau Veritas. Typically, all new and secondhand vessels that we purchase must be certified “in class” prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. If “in water survey” notation is assigned, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned and other requirements as stipulated by class rules permit, dry docking required as part of an Intermediate Survey may be carried out “in lieu” thereby achieving a higher utilization for the relevant vessel. As per rules each vessel must dry dock twice within a 5 year cycle. One drydock must coincide with the special survey while the time distance between two dry docks must not exceed 36 months.

We budget 20 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	December 2022	December 2022	Class NK
m/v Sky Globe	January 2023	November 2024	Class NK
m/v Star Globe	August 2023	May 2025	DNV GL
m/v Moon Globe	December 2023	November 2025	Class NK
m/v Sun Globe	August 2022	August 2022	Bureau Veritas
m/v Galaxy Globe	October 2023	October 2025	Class NK
m/v Power Globe	October 2024	June 2026	Class NK
m/v Orion Globe	April 2023	March 2025	Class NK
m/v Diamond Globe	May 2023	May 2023	Lloyds

Following an incident or a scheduled survey, if any defects are found, the classification surveyor will issue a “recommendation” or “condition of class” which must be rectified by the vessel owner within the prescribed time limits.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nevertheless remain uninsured across our fleet are “loss of hire” and “strikes.” We generally do not insure these risks because we regard the costs as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that is not receivable by the shipowner for reasons set forth in the policy. For example, loss of hire risk may be covered on a 14/90/90 basis, with a 14 days deductible, 90 days cover per incident and a 90-day overall limit per vessel per year. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods.

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

The IMO is a United Nations agency setting standards and creating a regulatory framework for the shipping industry and has negotiated and adopted a number of international conventions. These fall into two main categories, consisting firstly of those concerned generally with vessel safety and security standards, and secondly of those specifically concerned with measures to prevent pollution from vessels.

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

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol (this task having been delegated to the IMO). In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. On December 12, 2015 the Paris Agreement was adopted by 195 countries. The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to well below 2˚ Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping. The Paris Agreement has been ratified by a large number of countries and entered into force on November 4, 2016. The United States rejoined the Paris Agreement in February 2021.

In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016 the MEPC adopted updated guidelines for the calculation of the Energy-Efficiency Design Index. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption data and to report the aggregated data to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. In April 2018, the MEPC adopted an initial strategy on the reduction of greenhouse gas emissions from ships, which envisages a reduction in total greenhouse gas emissions from international shipping by at least 50% by 2050 compared to 2008. IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions; the Revised MARPOL Annex VI will enter into force on November 1, 2022, and includes requirements for ships to calculate their Energy Efficiency Existing

Ship Index following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.

The EU adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of carbon dioxide emissions from vessels (or the MRV Regulation), which was published in the Official Journal on May 19, 2015 and entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, such as, amongst others, warships and fish catching or fish processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation was the precursor to a market-based mechanism to be adopted in the future (see below).

Furthermore, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5 000 gross tonnes to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The system, adopted by resolution MEPC.278(70), entered into force on 1 March 2018. Reporting commenced with the year 2019. The Ship Energy Efficiency Management Plans of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarising the data collected. Thus, currently, data related to the GHG emissions of ships above 5 000 gross tonnes calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force in September 2008, prohibits and/or restricts the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-Fouling System Certificate and undergo a survey before the vessel is put into service or before the Anti-fouling System Certificate is issued for the first time and when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention will come into effect and will include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023.

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

European Union Regulations

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

Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 ( amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018.

July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On 14th July 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. The Proposals are not yet in final form and may be subject to amendment. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2023 and which is to apply to all ships above a gross tonnage of 5000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2023-2025. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Both proposals are currently being negotiated and final drafts are expected in the summer of 2022.

Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. As the Hong Kong Convention has yet to come into force, the 2013 regulations are vital to responsible ship recycling in the EU. The SRR Regulation applies to vessels flying the flag of a Member State and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. Pursuant to the Regulation, the EU Commission publishes from time to time a European List of approved ship recycling facilities meeting the requirements of the Regulation.

On November 11, 2020 the EU Commission published an implementing decision which included an updated version of the European List. Furthermore, the SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

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

U.S. federal legislation, including notably the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable without regard to fault (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges of oil from their vessels. The OPA expressly allows the individual states of the United States to impose their own liability regimes for the discharge of petroleum products. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

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

The EPA enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA had designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, including limits applicable to specific discharge streams, such as deck runoff, bilge water and gray water. The VGP was set to be effective to December 18, 2018. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018, and establishes a new framework for the regulation of vessel incidental discharges under the CWA. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. The new regulations would require the installation of new equipment. Under VIDA, all provisions of the 2013 Vessel General Permit remain in force and effect as currently written until the EPA publishes standards and the corresponding U.S. Coast Guard regulations are published.

Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states, including California, have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

➢	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications
➢	on-board installation of ship security alert systems;
➢	the development of vessel security plans; and
➢	compliance with flag state security certification requirements.

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

C.  Organizational Structure

Globus Maritime Limited is a holding company. As of the date of this annual report, Globus wholly owns eleven operational subsidiaries, ten of which are Marshall Islands corporations and one of which is incorporated in Malta. Nine of our operational subsidiaries each own one vessel, and one of our operational subsidiaries is our Manager and does not own a vessel, and our Manager provides the technical and day-to-day commercial management of our fleet and our financial reporting. Our Manager provides consultancy services to an affiliated ship-management company. Our Manager maintains ship management agreements with each of our vessel-owning subsidiaries.

D.  Property, Plants and Equipment

In 2016 our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a related party to us at a monthly rate of €10,360 with a lease period ending January 2, 2025. However, in August 2021, our Manager entered into a new rental agreement for 902 square metres of office space for its operations within a building owned by Cyberonica S.A. (a company controlled by our chairman of the board at a monthly rate of €26,000 with a lease period ending August 2024, and the 2016 rental agreement was terminated. The Company does not presently own any real estate. As of December 31, 2021, we did not owe to Cyberonica any amount of back rent.

For information about our vessels and how we account for them, see “Item 5. Operating and Financial Review and Prospects. A. Operating Results – Results of Operations – Critical Accounting Policies – Impairment of Long-Lived Assets.” Other than our vessels, we do not have any material property. Six of our vessels are subject to priority mortgages, which secure our obligations under the CIT Loan Facility. For more information on our vessels, please see “Item 4.B.  Information on the Company—Business Overview.”

For further details regarding our credit facilities, please see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

We have no manufacturing capacity, nor do we produce any products.

We believe that our existing credit facility is adequate to meet our needs for the foreseeable future.

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

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand our results of operations and financial condition. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and notes thereto included in “Item 18 – Financial Statements.”

The MD&A generally discusses 2021 and 2020 items and year-to-year comparisons between 2021 and 2020. Discussions of 2019 items and year-to-year comparisons between 2020 and 2019 that are not included in this Form 20-F can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC.

A.  Operating Results

Overview and History

We are an integrated dry bulk shipping company, which began operations in September 2006, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Following the conclusion of our initial public offering on June 1, 2007, our common shares were listed on the AIM under the ticker “GLBS.L.” On November 24, 2010, we redomiciled into the Marshall Islands pursuant to the BCA and a resale registration statement for our common shares was declared effective by the SEC. Once the resale registration statement was declared effective by the SEC, our common shares began trading on the Nasdaq Global Market under the ticker “GLBS.” We delisted our common shares from the AIM on November 26, 2010.

On April 11, 2016 our common shares began trading on the Nasdaq Capital Market and ceased trading on the Nasdaq Global Market, without a change in our ticker.

On July 29, 2010, we effected a 1-4 reverse stock split, with our issued share capital resulting in 7,240,852 common shares of $0.004 each. On October 20, 2016, we effected a 1-4 reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). (These figures do not reflect the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split occurred in October 2020.) On October 15, 2018, we effected a 1-10 reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). (These figures do not reflect the 1-100 reverse stock split occurred in October 2020.)

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date at October 31, 2021, as amended. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount cannot be re-borrowed. Interest on drawn and outstanding amounts is charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged.

We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00. The outstanding amount under the Firment Shipping Credit Facility was fully repaid on July 27, 2020. This facility expired on its terms on October 31, 2021.

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

On June 22, 2020, we completed a public offering of 34,285,714 units of the Company. Each unit consisted of one common share and one Class A Warrant to purchase one common share (a “Class A Warrant”), for $35 per unit. At the time of the closing, the underwriters exercised and closed a part of their over-allotment option, and purchased an additional 5,139,286 common shares and Class A Warrants to purchase 5,139,286 common shares. Upon the 1-100 reverse split which occurred in October 2020, the number of outstanding warrants was not adjusted, but the number of shares issuable upon exercise thereof and the price per share was proportionately adjusted to reflect the reverse split. The figures above do not reflect the reverse split.

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

On June 30, 2020, we issued 458,500 of our common shares in a registered direct offering and 458,500 of our June PP Warrants in a concurrent private placement for a purchase price of $27 per common share and June PP Warrant. No June PP Warrants have been exercised as of the date hereof, and may be exercised at any time prior to 5:00 PM New York time on December 30, 2025. The exercise price of each June PP Warrant was originally $30 per share, but in July 2020 was reduced to $18 per share.

On July 21, 2020, we issued 833,333 of our common shares in a registered direct offering and 833,333 of our July PP Warrants to purchase common shares in a concurrent private placement for a purchase price of $18 per common share and July PP Warrant. No July PP Warrants have been exercised as of the date hereof, and may be exercised at any time prior to 5:00 PM New York time on January 21, 2026. The exercise price of each July PP Warrant is $18 per share.

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

On January 29, 2021, we issued (a) 2,155,000 common shares, (b) pre-funded warrants to purchase 445,000 common shares, and (c) warrants (the “January 2021 Warrants”) to purchase 1,950,000 common shares at an exercise price of $6.25 per share, which may be exercised at any time prior to 5:00 PM New York time on July 29, 2026. The pre-funded warrants were all exercised. No January 2021 Warrants have been exercised as of the date hereof.

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

On June 25, 2021, we issued (a) 8,900,000 common shares, (b) pre-funded warrants to purchase 1,100,000 common shares, and (c) warrants (the “June 2021 Warrants”) to purchase 10,000,000 common shares at an exercise price of $5.00 per share, which may be exercised at any time prior to 5:00 PM New York time on December 25, 2026. The pre-funded warrants have all been exercised. No June 2021 Warrants have been exercised as the date hereof.

Each of the June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, February 2021 Warrants and June 2021 Warrants is exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If a registration statement covering the issuance of the shares under the Securities Act is not effective or available at any time after the issuance of the December 2020 Warrants, January 2021 Warrants, February 2021 Warrants and June 2021 Warrants, the holder may, in its sole discretion, elect to exercise the such warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If we do not issue the shares in a timely fashion, each warrant contains certain liquidated damages provisions.

From June 22, 2020 through to date, we issued 5,550 common shares pursuant to exercises of outstanding Class A Warrants. As of the date of this annual report, no June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, February 2021 Warrants or June 2021 Warrants have been exercised.

On October 21, 2020, we effected a 1-100 reverse stock split which reduced the number of shares outstanding from 175,675,651 to 1,756,720 (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse split.

As of December 31, 2021, our issued and outstanding capital stock consisted of 20,582,301 common shares and 10,300 Series Preferred Shares.

On June 12, 2020, we entered into a stock purchase agreement and issued 50 of our newly-designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to the consultancy agreement.

In July 2020, we issued an additional 250 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%.

In March 2021, we issued an additional 10,000 of our Series B preferred shares to Goldenmare Limited in return for $130,000, which was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement.

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

In May 2021, we entered into an agreement with CIT Bank N.A. for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility.

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

The average number of vessels in our fleet for the year ended December 31, 2021 was 7.1, for the year ended December 31, 2020 was 5.2 and for the year ended December 31, 2019 was 5.0.

Our operations are managed by our Glyfada, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., our Manager, who provides in-house commercial and technical management services to our vessels and consultancy services to an affiliated ship-management company. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide such services and also entered into a consultancy agreement with an affiliated ship-management company.

COVID-19

In March 2020, the World Health Organization (the “WHO”) declared the outbreak of a novel coronavirus strain, or COVID-19, to be a pandemic. The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Over the course of the pandemic, governments have implemented measures in an effort to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, working from home, supply chain logistical changes, and closure of non-essential businesses. This led to a significant slowdown in overall economic activity levels globally and a decline in demand for certain of the raw materials that our vessels transport.

Drybulk shipping rates, and therefore our voyage revenues, depend to a significant degree on global economic activity levels and specifically, economic activity in China. As the world’s second largest economy, China is the largest importer of drybulk commodities globally, which drives demand for iron ore, coal and other cargoes we carry. In particular, starting in the first quarter of 2020, the COVID-19 pandemic resulted in reduced industrial activity in China on which our business is substantially dependent, with temporary closures of factories and other facilities. The pandemic resulted in a contraction in China’s GDP during the first quarter of 2020, with the most significant impact occurring in January and February. Since March 2020, China’s economy has substantially improved, as various economic indicators such as fixed asset investment and industrial production rose as compared to the previous months of the year, which led to a return to GDP growth for the balance of 2020 and into 2021. Demand for the commodities that we carry continued to increase through 2021, which positively impacted the rate our vessels earned. Economic activity levels in regions outside of China declined significantly beginning in the first quarter of 2020 and continuing into the second quarter of the year due to various forms of nationwide shutdowns being imposed to prevent the spread of COVID-19. Over time, several economies around the world gradually eased measures taken earlier in 2020 resulting in improved activity levels from earlier year lows and leading to a demand rebound for 2021. Although rebounding economies around the world have had a positive impact on our revenues in 2021, our vessel operating expenses continued to be affected by higher than anticipated costs related to COVID-19 disruptions. The impact of COVID-19 on both our revenues and operating expenses remains highly dependent on the trajectory of COVID-19, potential variants, as well as vaccine distribution and efficacy, which remains uncertain.

While China-led global economic activity levels have improved, the outlook for China and the rest of the world remains uncertain and is highly dependent on the path of COVID-19 and measures taken by governments around the world in response to it. Drybulk commodities that are closely tied to global GDP growth and energy demand, experienced reduced trade flows in 2020 due to lower end user demand resulting from a decline in global economic activity. As countries worldwide gradually reopened their respective economies in mid-2020, trade flows and demand for raw materials increased. Drybulk spot freight rates rebounded from the 2020 lows towards the end of the second quarter and remained firm in the second half of 2020. In 2021, spot rates for Kamsarmax, Panamax, and Supramax vessels reached levels not seen since 2010. While vaccinations are rising in developed countries, developing countries vaccination rates have lagged. Global vaccination rates, vaccine effectiveness together with the onset of variants, could impact the sustainability of this recovery in addition to drybulk specific seasonality described in further detail below.

As our vessels trade commodities globally, we have taken measures to safeguard our crew and work toward preventing the spread of COVID-19. Crew members have received gloves, face masks, hand sanitizer, goggles and handheld thermometers. Genco requires its vessel crews to wear masks when in contact with other individuals who board the vessel. We continue to monitor the Centers for Disease Control and Prevention (the “CDC”) and the WHO guidelines and are also limiting access of shore personnel boarding our vessels. Specifically, no shore personnel with fever or respiratory symptoms are allowed on board, and those that are allowed on board are restricted to designated areas that are thoroughly cleaned after their use. Face masks are also provided to shore personnel prior to boarding a vessel. Precautionary materials are posted in common areas to supplement safety training while personal hygiene best practices are strongly encouraged on board.

We have implemented protocols with regard to crew rotations to keep our crew members safe and healthy which includes polymerase chain reaction (PCR) antibody testing as well as a 10-day quarantine period prior to boarding a vessel. Genco is enacting crew changes where permitted by regulations of the ports and of the country of origin of the mariners, in addition to strict protocols that safeguard our crews against COVID-19 exposure. Crew rotations have been challenging due to port and travel restrictions globally, as well as promoting the health and safety of both on and off signing crew members.

The COVID-19 pandemic and measures to contain its spread thus have negatively impacted and could continue to impact regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These impacts may continue or become more severe. Although we have successfully completed many crew changes over the course of the pandemic to date, additional crew changes could remain challenging due to COVID-19 related factors. The extent to which the COVID-19 pandemic impacts our business going forward will depend on numerous evolving factors we cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on economic activity, including the possibility of recession or financial market instability.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the United States, the European Union, the United Kingdom and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above $100 per barrel in March 2022. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the dry bulk market and the world economy. While we do not have any Ukrainian or Russian crew and our vessels currently do not sail in the Black Sea, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

IMO 2020 Compliance

On October 27, 2016, the Marine Environment Protection Committee (“MEPC”) of the International Maritime Organization (“IMO”) announced the ratification of regulations mandating reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. Accordingly, ships now have to reduce sulfur emissions, for which the principal solutions are the use of exhaust gas cleaning systems (“scrubbers”) or buying fuel with low sulfur content. If a vessel is not retrofitted with a scrubber, it will need to use low sulfur fuel, which is currently more expensive than standard marine fuel containing 3.5% sulfur content.  This increased demand for low sulfur fuel resulted in an increase in prices for such fuel during the beginning of 2020. Following a decrease during the second quarter of 2020, fuel prices began to increase again during the third quarter of 2020 and continue to increase due to such demand.

None of our vessels currently have scrubbers. We will continue to evaluate all options to comply with IMO regulations. Our fuel costs and fuel inventories may increase as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand.  If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel.

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

If the Company acquires a vessel subject to a time charter, it amortizes the amount of the component that is attributable to favorable or unfavorable terms relative to market terms and is included in the cost of that vessel, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income/(loss).

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

Voyage revenues and management & consulting fee income

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily hire rates that our vessels earn under charters or on the spot market, which, in turn, are affected by a number of factors, including:

➢	the duration of our charters;

➢	the number of days our vessels are hired to operate on the short-term or spot market;

➢	our decisions relating to vessel acquisitions and disposals;

➢	the amount of time that we spend positioning our vessels for employment;

➢	the amount of time that our vessels spend in drydocking undergoing repairs;

➢	maintenance and upgrade work;

➢	the age, condition and specifications of our vessels;

➢	levels of supply and demand in the dry bulk shipping industry; and

➢	other factors affecting short-term or spot market charter rates for dry bulk vessels.

In 2021, our voyage revenues increased when compared to 2020, mainly due to higher daily time charter and spot rates earned on average from our vessels on a year over year basis. In 2020, our voyage revenues decreased when compared to 2019, mainly due to lower daily time charter and spot rates earned on average from our vessels on a year over year basis.

Employment of our Vessels

As of the date of this annual report on Form 20-F, we employed our vessels as follows:

➢	m/v River Globe – on a time charter that began in April 2022 and is expected to expire end of April 2022, at a gross rate of $24,000 per day.

➢	m/v Sky Globe – on a time charter that began in April 2022 and is expected to expire in May 2022, at a gross rate of $30,000 per day.

➢	m/v Star Globe – on a time charter that began in March 2022 and is expected to expire in April 2022, at a gross rate of $34,000 per day.

➢	m/v Moon Globe – on a time charter that began in April 2022 and is expected to expire in June 2022, at a gross rate of $22,250 per day, and we were paid a bonus of $1,225,000 upon commencement of the charter.

➢	m/v Sun Globe – on a time charter that began in January 2022 and is expected to expire in June 2022, at a gross rate of $23,500 per day.

➢	m/v Galaxy Globe – on a time charter that began in January 2022 and is expected to expire in October 2022, at a gross rate of $ 104.5% of the average BPI-82 5TC INDEX as quoted by the Baltic Exchange per day.

➢	m/v Diamond Globe – on a time charter that began in February 2022 and is expected to expire in May 2022, at a gross rate of $23,500 per day.

➢	m/v Power Globe – on a time charter that began in March 2022 and is expected to expire in May 2022, at a gross rate of $24,000 per day.

➢	m/v Orion Globe – on a time charter that began in March 2022 and is expected to expire in November 2022, at a gross rate of $ 100% of the INDEX P5TC/BPI82 TC average per day.

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

Whenever we employ our vessels on a voyage basis (such as trips for the purpose of geographically repositioning a vessel or trip(s) after the end of one time charter and up to the beginning of the next charter), we incur voyage expenses that include port expenses and canal charges and bunker (fuel oil) expenses.

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

For the year ended December 31, 2021, commissions amounted to $0.6 million. For the years ended December 31, 2020 and 2019, respectively, commissions amounted to $0.2 million.

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

We expect that crewing costs will increase in the future due to the shortage in the supply of qualified sea-going personnel. In addition, we expect that maintenance costs will increase as our vessels age. Other factors that may affect the shipping industry in general, such as the cost of insurance, may also cause our expenses to increase. To the extent that we purchase additional vessels, we expect our vessel operating expenses to increase accordingly. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase. The impact of COVID-19 could result in potential shortages or a lack of access to required spare parts for the operation of our vessels, potential delays in any unscheduled repairs, deviations for crew changes or increased costs to successfully execute a crew change, which could lead to business disruptions and delays. We expect that crew costs for the crew that we utilize on our vessels will increase going forward due to expected higher wages, as well as the impact of COVID-19 restrictions. We also expect higher costs during 2022 in relation to crew, spares and parts primarily due to industry-wide inflationary pressures and higher regulatory-related costs.

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. For the years 2020 and 2019, we maintained the scrap rate at the same level of $300/ton. During the fourth quarter of 2021, we adjusted the scrap rate from $300/ton to $380/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $145,000 of the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2021.

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

Amortization of Fair Value of Time Charter Attached to Vessels

If the Company acquires a vessel subject to a time charter, it amortizes the amount of the component that is attributable to favorable or unfavorable terms relative to market terms and is included in the cost of that vessel, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income/(loss).

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

Share Based Payments

We operate an equity-settled, share based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income/(loss), with a corresponding impact in equity.

 Impairment Loss and Reversal of Previously Recognized Impairment Losses

We assess at each reporting date whether there is an indication that a vessel that we own may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income/(loss). A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income/(loss). After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. As of December 31, 2020 and 2019, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of approximately $4.6 and $29.9 million, respectively. As of December 31, 2021, no impairment indicators were identified for the Company’s vessels as the vessels’ recoverable amounts exceeded their carrying amounts.

We also assess at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive income/(loss). After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. As of December 31, 2021, no indicators for reversal of impairment were present and no reversal of previously recognized impairment losses is required for the financial year ended December 31, 2021.

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

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2021, 2020 and 2019, we had $31.75 million, $37 million and $41.1 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt as well as our available but undrawn credit facilities, if any. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

Gain/ (Loss) on Derivative Financial Instruments

Derivative financial instruments, including embedded derivative financial instruments, are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive income/(loss).

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

	Year Ended December 31,
	2021	2020	2019	2018	2017
Ownership days	2,594	1,894	1,825	1,825	1,825
Available days	2,531	1,778	1,788	1,755	1,787
Operating days	2,477	1,733	1,756	1,723	1,745
Fleet utilization	97.9%	97.5%	98.2%	98.2%	97.6%
Average number of vessels	7.1	5.2	5.0	5.0	5.0
Daily time charter equivalent (TCE) rate*	$ 16,627	$ 5,210	$ 7,564	$ 9,213	$ 6,993

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

The following table reflects the Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2021	2020	2019	2018	2017

Voyage revenues	43,211	11,753	15,623	17,354	13,852
Less: Voyage expenses	1,128	2,490	2,098	1,188	1,352
Net revenue	42,083	9,263	13,525	16,166	12,500
Available days net of bareboat charter days	2,531	1,778	1,788	1,755	1,787
Daily TCE rate*	16,627	5,210	7,564	9,213	6,993

*Amounts subject to rounding.

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2021 compared to the year ended December 31, 2020 and for the year ended December 31, 2020 compared to the year ended December 31, 2019. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2021 compared to the year ended December 31, 2020

As of December 31, 2021 and 2020, our fleet consisted of nine (four Supramaxes, four Kamsarmaxes and one Panamax) with an aggregate carrying capacity of 626,257 dwt and six (four Supramaxes, one Kamsarmax and one Panamax) with an aggregate carrying capacity of 381,738 dwt, respectively. During the years ended December 31, 2021 and 2020 we had an average of 7.1 and 5.2 dry bulk vessels in our fleet, respectively.

For the year ended December 31, 2021, we had an operating income of $17.9 million, while for the year ended December 31, 2020, we had an operating loss of $11.4 million.

Voyage revenues. Voyage revenues increased by $31.4 million, or 266%, to $43.2 million in 2021, compared to $11.8 million in 2020. The increase is primarily attributable to the increase in average TCE rates. In 2021, we had total operating days of 2,477 and fleet utilization of 97.9%, compared to 1,733 operating days and a fleet utilization of 97.5% in 2020. The foregoing fleet utilization percentage are based upon the available days of each vessel, being the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. We also had 2,593 and 1,894 ownership days in 2021 and 2020, respectively, which increase is primarily due to our acquisition of additional vessels.

Voyage expenses. Voyage expenses decreased by $1.4 million, or 56%, to $1.1 million in 2021, compared to $2.5 million in 2020. This decrease is attributed to the higher employment of our vessels in 2021 compared to 2020 where due to the outbreak of COVID-19 virus there were considerably longer periods that our vessels were travelling seeking employment.

Vessel operating expenses. Vessel operating expenses increased by $5.2 million, or 61%, to $13.8 million in 2021, compared to $8.6 million in 2020. The breakdown of our operating expenses for the year 2021 was as follows:

Crew expenses	55%
Repairs and spares	18%
Insurance	8%
Stores	12%
Lubricants	4%
Other	3%

The increase is mainly attributed to the increase of the fleet from 5.2 vessels on average for 2020 to 7.1 vessels on average for 2021. The increase is also partly attributed to the increase of the daily operating expenses of the vessels. Daily vessel operating expenses were $5,325 in 2021 compared to $4,531 in 2020, representing an increase of 18%, which is mainly attributed to crew matters such as more frequent repatriations, rotations that come with increased travelling, testing and quarantine compliance costs, that could not be performed during 2020 as most countries were on lockdown due to COVID-19.

Depreciation. Depreciation charge during the year ended December 31, 2021 reached $3.9 million compared to $2.4 million during 2020. This is mainly attributed to the increase of the fleet from 5.2 vessels on average for 2020 to 7.1 vessels on average for 2021. During the fourth quarter of 2021, we adjusted the scrap rate from $300/ton to $380/ton due to the increased scrap rates worldwide. This resulted to a decrease of $145,000 to the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2021.

Depreciation of dry-docking costs. Depreciation of dry-docking costs increased by $1.5 million, or 115%, to $2.8 million in 2021, compared to $1.3 million in 2020. This is due to the increase of the fleet and the increased cost of dry-dockings that two of our vessels underwent in 2021 and subsequently resulted to a higher depreciation charge.

Administrative expenses. Administrative expenses increased by $0.7 million or 37% to $2.6 million in 2021 from $1.9 million in 2020 mainly due to the increase of personnel expenses by approximately $360,000 from approximately $1.0 million in 2020 to approximately $1.4 million in 2021 and audit fees by approximately $72,000, from approximately $143,000 in 2020 to approximately $215,000 in 2021.

Administrative expenses payable to related parties. Administrative expenses payable to related parties decreased by $0.5 million, or 26%, to $1.4 million in 2021 compared to $1.9 million in 2020. This is mainly attributed to the one-time cash bonus of $1.5 million to the consultant pursuant to the consultancy agreement in 2020. In addition, in December 2021, the Company agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which is to be paid immediately and the other half during 2022, if at the time of the payment Mr. Athanasios Feidakis remains CEO and the consultant has not terminated its consultancy agreement.

Share-based payments. Share-based payments for 2021 and 2020 amounted to $40,000.

Impairment Loss. As of December 31, 2021, the Company performed an assessment on whether there were indicators that a vessel(s) may be impaired, and no impairment indicators were identified for the Company’s vessels. During the first quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their respective carrying amounts and recognized an impairment loss of $4.6 million. No further impairment was recorded during the remaining quarters of 2020.

Interest expense and finance costs. Interest expense and finance costs decreased by $0.9 million, or 21%, to $3.3 million in 2021, compared to $4.2 million in 2020. This decrease is mainly attributed to the lower margin we achieved through the new loan agreement with CIT Bank in May 2021, which was used to refinance the EnTrust Loan Facility. Our weighted average interest rate for 2021 was 5.69% compared to 9.44% during 2020. Total borrowings outstanding as of December 31, 2021 amounted to $31.75 million compared to $37 million as of December 31, 2020. Our sole current credit facility is denominated in U.S. dollars.

Gain / (Loss) on derivative financial instruments. Following the new loan facility with CIT Bank N.A., we entered into an Interest Rate Swap agreement on May 10, 2021 and recognized a loss of $162,000 in the consolidated statement of comprehensive income/(loss). For the year ended December 31, 2021, the Company recognized a gain of approximately $181,000, approximately $325,000 gain is according to the Interest Rate Swap valuation minus approximately $144,000 was the interest for the Interest Rate Swap during the year ended December 31,2021, and is included in the consolidated statement of comprehensive income/(loss). For the year ended December 31, 2020 the loss on the derivative financial instruments is mainly attributed to the conversions and the repayment of the Convertible Note. Further to the conversion clause included into the Convertible Note during the first half of 2020 a total amount of approximately $1.2 million, principal and accrued interest, was converted to common shares with the conversion price of $100 per share and a total number of approximately 11,678 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive income/(loss). Furthermore, with the repayment of the Convertible Note on June 25, 2020, we recognized a loss of $1.3 million in the consolidated statement of comprehensive income/(loss).

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

Administrative expenses payable to related parties. Administrative expenses payable to related parties increased by $1.5 million, or 375%, to $1.9 million in 2020 compared to $0.4 million in 2019. This is mainly attributed to the agreement in December 2020 to increase the consultancy fees of Goldenmare Limited, an affiliated entity of our CEO, from €200,000 to €400,000 per annum and additionally a one-time cash bonus of $1.5 million to the consultant pursuant to the consultancy agreement.

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

Interest expense and finance costs. Interest expense and finance costs decreased by $0.5 million, or 11%, to $4.2 million in 2020, compared to $4.7 million in 2019. This decrease is mainly attributed to the prepayment fees and the write off of unamortized loan fees for the early termination of Macquarie Loan Agreement during 2019. Our weighted average interest rate for 2020 was 9.44% compared to 8.66% during 2019. Total borrowings outstanding as of December 31, 2020 amounted to $37 million compared to $41.1 million as of December 31, 2019. All of our credit and loan facilities in effect in 2019 and 2020 were denominated in U.S. dollars.

Gain / (Loss) on derivative financial instruments. For the year ended December 31, 2020 the loss on the derivative financial instruments is mainly attributed to the conversions and the repayment of the Convertible Note. Further to the conversion clause included into the Convertible Note during the first half of 2020 a total amount of approximately $1.2 million, principal and accrued interest, was converted to common shares with the conversion price of $100 per share and a total number of approximately 11,677 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive income/(loss). Furthermore, with the repayment of the Convertible Note on June 25, 2020, we recognized a loss of $1.3 million in the consolidated statement of comprehensive income/(loss). For the year ended December 31, 2019, the gain on the derivative financial instruments is mainly attributed to the valuation of the Convertible Note.

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

Impairment and reversal of previously recognized impairment of Long-Lived Assets: We assess at each reporting date whether there is an indication that a vessel may be impaired or previously recognized impairment losses shall be reversed. Impairment losses or reversal of previously recognized impairment losses are recognized in the consolidated statement of comprehensive income/(loss).

The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable or when there is an indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased.

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

Discounted future cash flows for each vessel are usually determined and compared to the vessel’s carrying value. For the discount factor in 2020, we applied the Weighted Average Cost of Capital rate that was calculated to be 4.06% as at December 31, 2020. The projected net discounted future cash flows for the first year were determined by considering an estimate daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e., Forward Freight Agreements) time charter rate for the remaining year of 2020 for each type of vessel. For the remaining useful life of the vessels, we used the historical ten-year blended average one-year time charter rates substituting for the year 2016 that was considered as extreme value, with the year 2010. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual increase rate of approximately 1% based on the historical trend deriving from actual results for the Company’s vessels since their delivery under Company’s technical management. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax, Panamax and Kamsarmax vessels with a deadweight tonnage of more than 50,000, 70,000 and 80,000, respectively) and they covered at least one full business cycle. Effective fleet utilization was assumed at 87% and 90% (including ballast days) for the Supramaxes and the Panamaxes/Kamsarmaxes, respectively, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

In addition, in terms of our estimates for the charter rates for the unfixed period, at the beginning of 2021 we consider that the FFA for the remaining year of 2021, which is applied in our model for the first year which is not fixed, approximates historical low levels and fully reflects the conceivable downside scenario.

As at March 31, 2020, we concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $4.6 million. As at December 31, 2020, we concluded that the recoverable amounts of the vessels were higher than their carrying amounts and concluded that no additional impairment loss should be recognized. As at December 31, 2021, we performed an assessment on whether there were indicators that a vessel(s) may be impaired and no impairment indicators were identified for the Company’s vessels.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income/(loss). After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Such reversal indicators are:

➢	Observable indications that the vessel’s value has increased significantly, and such increased value will be sustained for the remaining of its economic useful life.
➢	Significant favorable changes in the technological, economic or legal environment that are expected to positively affect the revenue generating ability of the vessel for the remaining of its economic useful life.
➢	Market interest rates of return on investments have decreased during the period, which will result in sustainable increased profitability.

For the year ended December 31, 2021, we have assessed current market trends as well as the historical market data, historical market volatility and various qualitative factors and concluded that no indicators for reversal of impairment were present as of December 31, 2021 and no reversal of previously recognized impairment losses was required.

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

As of December 31, 2021 and 2020 we owned and operated a fleet of nine vessels and six vessels, respectively, with an aggregate carrying value of $130.7 and $62.4 million, respectively.

A vessel-by-vessel carrying value summary as of December 31, 2021 and 2020 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2021 (in millions of U.S. Dollars)	Carrying Value as of December 31, 2020 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	7.4	7.0
m/v Sky Globe	56,855	2009	May 2010	32.8	7.0	7.7
m/v Star Globe	56,867	2010	May 2010	32.8	8.9	9.4*
m/v Sun Globe	58,790	2007	September 2011	30.3	8.3	9.1
m/v Moon Globe	74,432	2005	June 2011	31.4	9.9	10.8*
m/v Galaxy Globe	81,167	2015	October 2020	18.4	17.4	18.4
m/v Diamond Globe	82,027	2018	June 2021	27.0	26.3	-
m/v Power Globe	80,655	2011	July 2021	16.2	17.2	-
m/v Orion Globe	81,837	2015	November 2021	28.4	28.3	-
					130.7	62.4

* Indicates vessels which we believe, as of December 31, 2021 and 2020, may have fair values below their carrying values. As of December 31, 2020, we believe that the aggregate carrying value of these two vessels exceeded their market value by $2.7 million. As of December 31, 2021 the market value of each of our vessels exceeded its carrying value.

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

Vessels Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. For the years ended December 31, 2020 and 2019 we maintained the same scrap rate of $300/ton. During the fourth quarter of 2021, the Company adjusted the scrap rate from $300/ton to $380/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $145,000 of the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2021.

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

Trade accounts receivables, net: The amount shown as trade receivables at each financial position date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income/(loss). At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for doubtful accounts.

Derivative financial instruments: Derivative financial instruments, including embedded derivative financial instruments, are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. The fair value of these instruments at each reporting date is derived or corroborated by observable market data or estimated based on inputs from unobservable data. Depending on the type of derivative financial instrument, inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, risk free rates, yield curves, dividend yields, volatility of quoted market prices and other items that allow value to be determined. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive income/(loss).

B.  Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operations, cash on hand, equity offerings and credit facility borrowings. We currently use our funds primarily for the acquisition of vessels generally, fleet renewal and repairs, drydocking for our vessels, payment of dividends (if any), debt repayments and satisfying working capital requirements as may be needed to support our business. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash utilized in operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

We believe, given our current cash holdings, if drybulk shipping rates do not decline significantly from current levels, our capital resources, including cash anticipated to be generated within the year, are sufficient to fund our operations for at least the next twelve months. Such resources include unrestricted cash and cash equivalents of $45.2 million as of December 31, 2021, which compares to a minimum liquidity requirement under our CIT Loan Facility of approximately $5.2 million as of the date of this report. Given the anticipated capital expenditures related to drydockings during 2022 and 2023, respectively, we anticipate to continue to have significant cash expenditures. Refer to “—Capital Expenditures” below for further details. However, if market conditions were to worsen significantly due to the current COVID-19 pandemic or other causes, then our cash resources may decline to a level that may put at risk our ability to pay our lender and other creditors. In May 2021, we entered into an agreement with CIT Bank N.A. for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility. There mandatory debt repayments in 2022 under the CIT Loan Facility are $5 million, and we have already paid $1.25 million of such amount.

As of December 31, 2021, our CIT Loan Facility contained covenants that require (1) a minimum loan to value ratio of 75% for the first 18 months of the CIT Loan Facility and thereafter 70% and (2) a maximum leverage ratio of 0.75:1.00. If the values of our vessels were to decline as a result of COVID-19 or otherwise, we may not satisfy these requirements. If we do not satisfy these requirement, we will need to post additional collateral or prepay outstanding loans to bring us back into compliance, or we will need to seek waivers, which may not be available or may be subject to conditions.

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from the ongoing COVID-19 pandemic, the Russian/Ukraine conflict, and general conditions in the dry bulk market. We may from time to time seek to raise additional capital through equity or debt offerings, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

As of December 31, 2021, we were in compliance with all financial covenants under the CIT Loan Facility.

As of December 31, 2021, we had $5.2 million in “restricted cash”. As of December 31, 2021, we had an aggregate debt outstanding of $31.3 million, from the CIT Loan Facility. Please see “–Cash Flows” below to see our cash position at December 31, 2021.

Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information about our loan agreements and credit facilities.

Our primary uses of funds have been vessel operating expenses, general and administrative expenses, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. We do not have any binding commitments for newbuilding contracts, although we may enter into them in the future.

Working capital, which is current assets, minus current liabilities, amounted to $37.8 million as of December 31, 2021 and to $9.2 million as of December 31, 2020. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. Six of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more of those vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements.

Cash Flows

Cash and cash equivalents were $45.2 million in unrestricted bank deposits as of December 31, 2021, $19 million in unrestricted bank deposits as of December 31, 2020 and $2.4 million in unrestricted bank deposits as of December 31, 2019.

Restricted cash that consist of cash pledged as collateral was $5.2 million at the end of 2021, $2.1 million at the end of 2020 and $2.4 million at the end of 2019. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From / (Used In) Operating Activities

Net cash generated from operating activities in 2021 amounted to $20.8 million compared to net cash used in operating activities of $6.2 million in 2020. The increase is primarily attributable to an increase in the general shipping rates and average TCE rates achieved by the vessels in our fleet in 2021.

Net cash used in operating activities in 2020 amounted to $6.2 million compared to net cash generated from operating activities of $0.2 million in 2019. The decrease is primarily attributable to a decrease in the general shipping rates and average TCE rates achieved by the vessels in our fleet in 2020.

Net Cash Used In Investing Activities

Net cash used in investing activities was $72 million during the year ended December 31, 2021, which was mainly attributable to the purchase of Power Globe, Diamond Globe and Orion Globe in 2021.

Net cash used in investing activities was $18.5 million during the year ended December 31, 2020, which was mainly attributable to the purchase of Galaxy Globe in October 2020.

Net cash used in investing activities was approximately $20,000 during the year ended December 31, 2019, which was mainly attributable to the purchase of new equipment for the vessels.

Net Cash Generated From Financing Activities

Net cash generated from financing activities during the year ended December 31, 2021 amounted to $77.4 million and consisted of $89.6 million proceeds drawn from the issuance of share capital plus $34.3 million proceeds from our new loan agreement reduced by $0.6 million payment of financing costs for CIT Loan Facility, $0.4 million of transaction costs that we paid for the issuance of new common shares,, $2.6 million of interest paid, $39.5 million of indebtedness that we prepaid under our former loan facility, a $3.1 million increase of pledged bank deposits and a $0.2 million repayment of lease liability.

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

Indebtedness

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

As of December 31, 2021, 2020 and 2019, we and our vessel-owning subsidiaries had outstanding borrowings under the DVB Loan Agreement, the Hamburg Commercial Loan Agreement, the Firment Shipping Credit Facility, the Macquarie Loan Agreement, the Convertible Note, the EnTrust Loan Facility and the CIT Loan Facility of an aggregate of $31.75 million, $37 million and $41.1 million, respectively.

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

Firment Shipping Credit Facility

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date at October 31, 2021, as amended. We had the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount could have been re-borrowed. Interest on drawn and outstanding amounts was charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee was charged on the amounts remaining available and undrawn. Interest was payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest was charged. We had also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price would have equaled the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00.

The Firment Shipping Credit Facility required that Athanasios Feidakis remain our Chief Executive Officer and that Firment

Shipping Inc. maintain at least a 40% shareholding in us, other than due to actions taken by Firment Shipping Inc., such as sales of shares. The Company obtained waivers from Firment Shipping Inc. waiving this obligation in connection with the public offering on June 22, 2020, the registered direct offerings on June 30, 2020, July 21, 2020, December 7, 2020, January 29, 2021, February 17, 2021 and June 29, 2021, and the issuances of the Series B preferred shares.

On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility amounting to approximately $863,000. On October 31, 2021, the Firment Shipping Credit Facility expired in accordance with its terms.

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

EnTrust Loan Facility

On June 24, 2019, the Company drew down $37 million and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The loan facility was in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility was referred to as EnTrust loan facility.

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021 and on May 10, 2021, the Company fully prepaid the balance of the EnTrust Loan facility.

CIT Loan Facility

In May 2021, Globus Maritime Limited entered into a term loan facility with CIT Bank, N.A., relating to the refinancing of our ships, the River Globe, Sky Globe, Star Globe, Moon Globe, Sun Globe, and Galaxy Globe. The borrowers under the CIT Loan Facility are Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited and the CIT Loan Facility is guaranteed by Globus Maritime Limited.

The loan agreement was for the lesser of $34,250 and 52.5% of the aggregate market value of our ships. We drew an aggregate of $34,250 at closing and used a significant portion of the proceeds to fully repay the amounts outstanding under our loan agreement with EnTrust. We also entered into a swap agreement with respect to LIBOR. We paid CIT Bank an upfront fee in the amount of 1.25% of the total commitment of the loan.

The CIT Loan Facility consists of six tranches, which shall be repaid in 20 consecutive quarterly instalments with each instalment in an aggregate amount of $1,250,000 as well as a balloon payment in an aggregate amount of $9,250,000 due together with the 20th and final instalment due in August 2026.

The CIT Loan Facility bears interest at LIBOR plus 3.75% (or 5.75% default interest). Following any permanent or indefinite cessation of any tenor for LIBOR used for purposes of the CIT Loan (or earlier based on market conditions as notified by CIT Bank), LIBOR shall be replaced with SOFR as the benchmark rate, subject to certain exceptions.

The CIT Loan Facility may be prepaid. If the prepayment occurs on or before May 10, 2022, the prepayment fee is 2% of the amount prepaid, subject to certain exceptions. If the prepayment occurs on or before May 10, 2023 but after May 10, 2022, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. We cannot reborrow any amount of the CIT Loan that is prepaid or repaid.

The CIT Loan Facility is secured by:

• First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe.

• Guarantee from Globus Maritime Limited and joint liability of the six vessel owning companies (each of which is a borrower under the CIT Loan Facility).

• Shares pledges respecting each borrower.

• Pledges of bank accounts, a pledge of each borrower’s rights under any interest rate hedging agreement in respect of the CIT Loan Facility, a general assignment over each ship's earnings, insurances and any requisition compensation in relation to that ship, and an assignment of the rights of Globus with respect to any indebtedness owed to it by the borrowers.

We are not permitted, without the written consent of CIT, to enter into a charter the duration of which exceeds or is capable of exceeding, by virtue of any optional extensions, 12 months.

The CIT Loan Facility contains various covenants requiring the vessels owning companies and/or Globus Maritime Limited to, among other things, ensure that:

-	The borrowers, must maintain a minimum liquidity at all times of not less than $500,000 for each mortgaged ship.
-	For the first 18 months of the utilization of the loan, a minimum loan to value ratio of 75% and thereafter 70%.
-	Each borrower must maintain in its earnings account $150,000 in respect of each ship then subject to a mortgage.
-	Globus Maritime Limited must maintain cash in an amount of not less than $150,000 for each ship that it owns that is not subject to a mortgage as part of the CIT Loan.
-	Globus Maritime Limited must have a maximum leverage ratio of 0.75:1.00.
-	If Globus Maritime Limited pays a dividend, subject to certain exceptions, then the debt service coverage ratio (i.e., aggregate EBITDA of Globus Maritime Limited for any period to the debt service for such period) after such dividend and for the remain of the CIT Loan Facility shall be at least 1.15:1.00.

Each borrower must create a reserve fund in the reserve account to meet the anticipated dry docking and special survey fees and expenses for the relevant ship owned by it and (for certain ships) the installation of ballast water treatment system on the ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, such that $1,200,000 is set aside by each borrower for its ship’s special survey, except for Serena Maritime Limited, who is required to set aside quarterly payments that aggregate to $900,000.

No borrower shall incur or permit to be outstanding any financial indebtedness except “Permitted Financial Indebtedness.”

“Permitted Financial Indebtedness” means:

(a)       any financial indebtedness incurred under the finance documents;

(b)       the indebtedness under the EnTrust loan, which has been repaid;

(c)       any financial indebtedness (including permitted inter-company loans) that is subordinated to all financial indebtedness incurred under the finance documents pursuant to a subordination agreement or, in the case of any permitted inter-company loans pursuant to the CIT Loan Facility or otherwise and which is, in the case of any such financial indebtedness of a borrower (other than financial indebtedness arising out of any permitted inter-company loan), the subject of subordinated debt security; and

(d)       in relation to a ship, any trade debt on arm's length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing that ship, which, (i) until 90 days from May 10, 2021 does not exceed $500,000 (or the equivalent in any other currency) in aggregate in respect of that ship and remains unpaid; and (b) on and from the date falling after 90 days from May 10, 2021 is (x) up to $50,000 (or the equivalent in any other currency) in aggregate in respect of that ship and does not remain unpaid for more than 90 days of (A) its due date or (B) in the case where the borrower owning that ship has not received the relevant invoice, the date on which that borrower becomes aware that the invoice is due and remains outstanding; and (y) is more than $50,000 and does not exceed $500,000 (or the equivalent in any other currency) in aggregate in respect of that ship and does not remain unpaid for more than 30 days of (A) its due date or (B) in the case where the borrower owning that ship has not received the relevant invoice, the date on which that borrower becomes aware that the invoice is due and remains outstanding.

Globus Maritime Limited is prohibited from making dividends (other than up to $500,000 annually on or in respect of its preferred share) in cash or redeem or repurchase its shares unless there is no event of default under the CIT Loan Facility, the net loan to value ratio is less than 60% before the making of the dividend and Globus Maritime Limited is in compliance with the debt service coverage ratio, and Globus Maritime Limited must prepay the CIT Loan Facility in an equal amount of the dividend.

The CIT Loan Facility also prohibits certain changes of control, including, among other things, the delisting of Globus from the Nasdaq or another internationally recognized stock exchange, or the acquisition by any person or group of persons (acting in concert) of a majority of the shareholder voting rights or the ability to appoint a majority of board members or to give directions with respect to the operating and financial policies of Globus Maritime Limited with which the directors are obliged to comply, other than those persons disclosed to CIT Bank on or around the date of the CIT Loan Facility and their affiliates and immediate family members.

As at December 31, 2021, the Company was in compliance with the covenants of the CIT Loan Facility. We believe that the CIT Loan Facility is adequate to meet our needs for the foreseeable future based on our current vessel ownership.

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

As of December 31, 2021, 2020 and 2019, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or vessel improvements.

On June 9, 2021, we took delivery of the m/v “Diamond Globe”, a 2018-built Kamsarmax dry bulk carrier, through its subsidiary, Argo Maritime Limited, for a purchase price of $27 million financed with available cash. The m/v “Diamond Globe” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt.

On July 20, 2021, we took delivery of the m/v “Power Globe”, a 2011-built Kamsarmax dry bulk carrier, through its subsidiary, Talisman Maritime Limited, for a purchase price of $16.2 million financed with available cash. The m/v “Power Globe” was built at Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt.

On November 29, 2021, we took delivery of the m/v “Orion Globe”, a 2015-built Kamsarmax dry bulk carrier, through its subsidiary, Salaminia Maritime Limited, for a purchase price of $28.4 million financed with available cash. The m/v “Orion Globe” was built at Tsuneishi Zosen in Japan and has a carrying capacity of 81,837 dwt.

We have no binding agreements to purchase any additional vessels but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances or any combination thereof.

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

D.  Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2021, the BDI registered a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021.

Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in demand for dry bulk carriers grew by 3.1%, resulting in a drop of about 61% in the value of the BDI over the period. In 2021, the total size of the dry bulk fleet rose by about 3.6%, compared to demand growth of 4.1%, which resulted in a 176% increase in the BDI. Clarkson’s projects that the supply of dry bulk vessels, as measured in cargo-carrying capacity, will increase 4.7% from 2021-2023.

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, short-term or spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2018. In 2019 the BDI was volatile and ranged from 595 on February 11, 2019 to as high as 2,518 on September 3, 2019. In 2020, the BDI ranged from a low of 393 on May 14, 2020 to a high of 2,097 on October 6, 2020. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. During calendar year 2022 to date, the BDI has ranged from a high of 2,727 (on March 14, 2022) to a low of 1,296 (on January 26, 2022).

In the beginning of 2022, the forecast for World GDP was expected to increase by 4.4% for the year 2022 and 3.8% for the year 2023, yet many analysts now predict a negative effect on 0.2%- 1% due to the hostilities between Russia and Ukraine.

The black sea region is an important area for dry bulk shipping, as major grain cargoes are loaded and transported in the black sea for worldwide discharging. As hostilities continue to escalate, we are aware that these grain volumes may be sourced elsewhere. This means increased ton miles for the dry bulk fleets as these commodities will need to be sourced possibly from the USG or ECSA areas, and travel to the far east. As a result, the coal trade flows may be significantly affected especially in the event that countries and regions decide to move away from Russian sourced energy commodities; these then will have to be sourced from elsewhere - potentially through faraway overseas routes. There is no doubt that if the hostilities continue there will be significant volatility and increased uncertainty with a huge impact on the dry bulk market, and it remains to be seen whether that impact will be negative.

The dry bulk orderbook stands at 63.4 million dwt, or 6.7% as percentage of the world’s total dry bulk fleet. Specifically, it is 6.7% for the Capesize segment, 8.3% or the Panamax (Kamsarmax) segment and 6% for the Handymax segment. The fleet orderbook comprises deliveries of 25.2 million dwt, or 2.7%, for 2022 and 26.9 million dwt, or 2.8%, for 2023.

Please read “Item 4.B.  Information on the Company—Business Overview,” Item 5.A. Operating and Financial Review and Prospects—Operating Results” and “Item 5.A. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

E.  Critical Accounting Estimates

Because we apply in our primary financial statements IFRS as issued by the IASB, we are not required to discuss information about our critical accounting estimates here.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officer, our directors and our secretary. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2023, the term of our Class II directors expires at our annual general meeting of shareholders in 2024, and the term of our Class III directors expires at our annual general meeting of shareholders in 2022. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Name	Position	Age
Georgios Feidakis	Director, Chairman of the Board of Directors	71
Ioannis Kazantzidis	Director	71
Jeffrey O. Parry	Director	62
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	35
Olga Lambrianidou	Secretary	66

Georgios (“George”) Feidakis, a Class III director, is our founder and has served as our non-executive chairman of the board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., a company Mr. George Feidakis has been involved with since 1994, and acts as a director and executive for several of its subsidiaries. FG Europe is active in four lines of business and distributes well-known brands in Greece, the Balkans, Turkey, Italy and UK. FG Europe is also active in the air-conditioning and white/brown electric goods market in Greece and ten other countries in Europe as well as in the production of renewal energy. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. As of January 31, 2017, Mr. Feidakis is the majority shareholder of Eolos Shipmanagement SA. Mr. Feidakis is also a principal shareholder of Cyberonica S.A., a family-owned business and our landlord since inception.

Athanasios (“Thanos”) Feidakis,* a Class I director was appointed to our board of directors in July 2013. In December 2015, Mr. Athanasios Feidakis was also appointed our President, CEO and CFO. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to April 2016, Mr. Athanasios Feidakis was a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey, Italy and UK. From December 2008 to December 2015, Mr. Athanasios Feidakis was the President of Cyberonica S.A., a family-owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London) and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

Jeffrey O. Parry, a Class II director, has served as our director since July 2010. Mr. Parry is currently the president of Mystic Marine Advisors LLC, a Connecticut based firm providing strategic advice and execution for turnaround and emerging companies and their stakeholders which he founded in 1998. As of April 2021, Mr. Parry is a member of the board of advisors of Elevai Labs, Inc. a California based skin care company. Mr. Parry was chairman of the board of directors of TBS Shipping Limited from April 2012 until March 2018. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University.

Ioannis Kazantzidis, a Class I director, was appointed to our board in November 2016 to fill a vacancy in our board of directors. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has since 2009 been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, based in Jebel Ali, UAE. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis has served, from 2015 to 2018, as the Chairman of W.M.Mendis Hotel Pvt Ltd in the Republic of Sri Lanka. From 1989 to 2015, he was the Chairman of Fishermans Wharf Pvt Ltd, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015.

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

*Athanasios Feidakis is the son of our Chairman, George Feidakis. Other than the aforementioned, there are no other family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. See, however, the covenants of our CIT Loan Facility.

The Company is not aware of any agreements or arrangements between any director and any person or entity other than the Company relating to the Compensation or other payments in connection with such director’s candidacy or service as a director of the Company.

B.  Compensation

In August 2016, the Company entered into a consultancy agreement with Goldenmare Limited, an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided previously amounted to €200,000. Goldenmare Limited is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consultant double the annual consulting fees plus the average annual bonus (including the value of equity awards) granted to the consultant throughout the term of the consultancy agreement. In December 2020, we agreed to increase the consultancy fees of Goldenmare Limited from €200,000 to €400,000 per annum and additionally pay a one-time cash bonus of $1.5 million pursuant to the consultancy agreement, all of which bonus was paid in 2021. In addition, in December 2021, we agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which is to be paid immediately and the other half during 2022, if at the time of the payment Mr. Athanasios Feidakis remains chief executive officer and the consultant has not terminated its consultancy agreement. At the time of the filing of the annual report on Form 20-F, none of the bonus approved in 2022 has been paid. Each of our other directors has a contract relating to his appointment as a director.

In 2021, the aggregate remuneration that should have been paid for our executive officer or a consultant affiliated with our executive officer amounted to approximately $1.2 million, but we paid approximately $231,000 and owed approximately $985,000 as of December 31, 2021. In 2022, we paid approximately $10,000 of the owed amount. The aggregate remuneration that should have been paid for our executive officer or a consultant affiliated with our executive officer in 2020 was approximately $1.8 million (and we paid $200,000 in 2020 and $1.6 million in 2021) and was approximately $224,000 in 2019.

The aggregate compensation, including bonuses, actually paid to members of our senior management (namely, only our Chief Executive Officer) or a consultant for which an executive officer is an affiliate (including amounts that were owed from previous years) was approximately $1.9 million in 2021, $650,000 in 2020, and $49,000 in 2019. Our senior management received no common shares in 2021, 2020 and 2019. In addition, we owed our senior management or a consultant affiliated with our senior management, $985,000, $1.7 million and $557,000 on December 31, 2021, 2020 and 2019, respectively. We currently owe our senior management or a consultant affiliated with our senior management an aggregate of $975,000.

The aggregate compensation other than share based compensation actually paid to our non-executive directors in 2021 was $120,000, in 2020 was approximately $311,250 and in 2019 was $30,000. In addition, in 2021, 2020 and 2019, non-executive directors (excluding our non-executive Chairman, Mr. George Feidakis) received an aggregate of 12,178 common shares, 2,812 common shares and 180 common shares, respectively. As of December 31, 2021, we had not yet paid our non-executive directors the cash amounts that we agreed to pay them for their prior service; such amount in the aggregate was $105,000 for 2021, which amount was paid in 2022. In addition, in 2022 we agreed to change how we compensate our non-executive directors. In the aggregate, the annual service fee for each of our directors (based on their current roles and committee seats) is $80,000 based on the annual service fees, committee fees, and other similar fees.

Our Greek employees are bound by Greek labor law, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2021 a non-current liability of approximately $114,000 for such payments.

We do not have a retirement plan for our officers or directors.

C.  Board Practices

Our board of directors and executive officer oversee and supervise our operations.

Each director holds office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of incorporation or with the provisions of the BCA. In addition to cash compensation, we historically paid each of Mr. Kazantzidis and Mr. Parry $20,000 in common shares annually, however, in 2022 we changed our policies and each of our directors receives cash payments as further detailed in “Item 6.B. Directors, Senior Management and Employees—Compensation.” The members of our senior management are appointed to serve at the discretion of our board of directors. Our board of directors and committees of our board of directors schedule regular meetings over the course of the year. Under the Nasdaq rules, we believe that Mr. Ioannis Kazantzidis and Mr. Parry are independent.

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

For information about the term of each director, see “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management”.

D.  Employees

As of December 31, 2021, we had 20 full-time employees and two consultants that we hired directly. All of our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members (which are not our employees but hired through crewing agents) are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

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

2021, 2020, 2019 Grants

No awards were granted pursuant to the equity incentive plan during the years ended December 31, 2021, 2020 and 2019, but we issued shares directly to our directors, which was not part of the equity incentive program.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of April 11, 2022 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, the executive officer named in this annual report on Form 20-F and our directors and executive officer as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 20,582,301 common shares outstanding on April 11, 2022. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for our directors and executive officer is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

With respect to the persons who beneficially own more than 5.0% of our outstanding common shares, we have prepared the following table based on information filed with the SEC, and we have not sought to verify such information, and have assumed that such information remains current. Ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC regarding beneficial ownership and include voting or investment power with respect to common shares. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of common shares beneficially owned by a beneficial holder and the percentage ownership of that beneficial holder, common shares underlying warrants held by that beneficial holder that are exercisable as of April 11, 2022, or exercisable within 60 days after April 11, 2022, are deemed outstanding. Such common shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The number of common shares owned and percentages in the table below do give effect to any beneficial ownership blockers contained in any warrants that we have issued.

The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the SEC or information regarding the beneficial ownership of our common shares delivered to us:

Name and address of beneficial owner	Number of common shares beneficially owned as of April 11, 2022	Percentage of common shares beneficially owned as of April 11, 2022
5% Beneficial Owners
Armistice Capital, LLC (1)	1,200,000	5.8%
Intracoastal Capital LLC (2)	1,959,250	8.7%
Lind Global Macro Fund, LP (3)	2,241,200	9.8%
Hudson Bay Master Fund Ltd. (4)	2,283,475	9.99%
Executive Officer and Directors
George Feidakis (5)	761,530	3.7%
Ioannis Kazantzidis	7,639	*%
Jeffrey O. Parry	7,619	*%
Athanasios Feidakis (6)	118	*%
Our executive officer and all directors as a group	776,906	3.8*%(6)

*Less than 1.0% of the outstanding shares.

(1) Armistice Capital, LLC is the investment manager of Armistice Capital Master Fund Ltd. (the “Armistice Master Fund”), the direct holder of the common shares, and pursuant to an Investment Management Agreement, Armistice Capital, LLC exercises voting and investment power over the securities of Globus held by the Armistice Master Fund and thus may be deemed to beneficially own the securities of Globus held by the Armistice Master Fund. Mr. Steven Boyd, as the managing member of Armistice Capital, LLC, may be deemed to beneficially own the securities of Globus held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of Globus directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital, LLC. The address of the principal business office for Armistice Capital, LLC and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(2) Mitchell P. Kopin and Daniel B. Asher have filed a Schedule 13G with the SEC as beneficial owners of the shares beneficially held Intracoastal Capital LLC. All of the 1,959,250 beneficially owned shares held by Intracoastal Capital LLC referenced in the relevant Schedule 13G are in the form of warrants that we have issued. The principal business office of Mr. Kopin and Intracoastal Capital LLC is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(3) The reporting persons’ ownership consists of 166,362 common shares and warrants to purchase 2,074,838 common shares. Lind Global Partners LLC, the general partner of Lind Global Macro Fund, LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. Jeff Easton, the managing member of Lind Global Partners LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. The address of the principal business office for Lind Global Partners LLC, Lind Global Macro Fund, LP and Mr. Easton is 444 Madison Ave, Floor 41, New York, NY 10022.

(4) Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., and has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities. All of the 2,283,475 beneficially owned shares held by Hudson Bay Master Fund Ltd referenced in the relevant Schedule 13G are issuable upon exercise of warrants. The address of the business office of each of the such persons is 777 Third Avenue, 30th Floor, New York, NY 10017.

(5) Mr. George Feidakis beneficially owns 761,530 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. Mr. George Feidakis and Firment Shipping Inc., disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares.

When we filed our annual report for the year ended 2020, 2019 and 2018, Mr. George Feidakis beneficially owned less than 1%, 22.1% and 44.3% of our common shares, respectively. Mr. George Feidakis beneficially owns 3.7% as of the date of the filing of this annual report on Form 20-F.

(6) Athanasios Feidakis controls Goldenmare Limited, which owns 10,300 Series B preferred shares. Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99%. For a further description of the Series B preferred shares, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Preferred Shares”.

To the best of our knowledge, except as disclosed in the table above (including the Series B preferred shares referenced above), we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. To the best of our knowledge, there are no agreements in place that could result in a change of control of us.

In the normal course of business, there have been institutional investors that buy and sell our shares. It is possible that significant changes in the percentage ownership of these investors will occur.

B.  Related Party Transactions

Lease

On August 5, 2021, the Company entered into a rental agreement for 902 square meters of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of our chairman) at a monthly rate of €26,000 with a lease period ending August 4, 2024. The previous rental agreement with Cyberonica was terminated, which agreement had been in place since 2016 and provided for a monthly rate of €10,360. During the years ended December 31, 2021, 2020 and 2019 fiscal years, the rent charged amounted to $242,000, $141,000 and $139,000, respectively, to Cyberonica S.A for the rental of office space for our operations. As of December 31, 2021, we did not owe any amount in back rent to Cyberonica S.A.

Employment of Relative of Mr. George Feidakis

As of July 1, 2013, Mr. Athanasios Feidakis became a non-executive director of the Company. Mr. Athanasios Feidakis was previously an employee of the Company and his employment agreement was terminated when he became a non-executive director. Mr. Athanasios Feidakis was appointed as President, Chief Executive Officer and Chief Financial Officer as of December 28, 2015 and remains in these positions. He is the son of our chairman of the board of directors, Mr. George Feidakis.

Firment Shipping Credit Facility

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date of October 31, 2021, as amended, and now has terminated in accordance with its terms. We had the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount could have been re-borrowed. Interest on drawn and outstanding amounts was charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee was charged on the amounts remaining available and undrawn. Interest was payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest was charged. We had also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price would have equaled the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00. On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility of approximately $863,000.

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

Consulting Agreements

On August 18, 2016, the Company entered into a consultancy agreement with Goldenmare Limited, an affiliated company of our CEO, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided amounted to €200,000. The consultant is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company.  If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consultant double the annual consultancy fee plus the average annual bonus (including the value of equity awards) granted to the consultant throughout the term of the consultancy agreement. In December 2020, we agreed to increase the consultancy fees of Goldenmare Limited from €200,000 to €400,000 per annum and additionally pay a one-time cash bonus of $1.5 million pursuant to the consultancy agreement, which has been paid in full in 2021. In addition, in December 2021, we agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which is to be paid immediately and the other half during 2022, if at the time of the payment Mr. Athanasios Feidakis remains chief executive officer and the consultant has not terminated its consultancy agreement.. At the time of the filing of the annual report on Form 20-F, none of the bonus approved has been paid. Each of our other directors has a contract relating to his appointment as a director.

On July 15, 2021 we entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services our Manager receives a daily fee of $1,000. Our chairman of the board is the majority shareholder of Eolos Shipmanagement.

Series B Preferred Shares

In June 2020, we entered into a stock purchase agreement and issued 50 of our newly-designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In July 2020, we entered into another stock purchase agreement and issued an additional 250 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%. In March 2021, we entered into another stock purchase agreement and issued an additional 10,000 of our Series B preferred shares to Goldenmare Limited in return for $130,000, which was settled by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. For a description of the Series B preferred shares, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Preferred Shares”.

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

No dividends were declared or paid on our common shares during the years ended December 31, 2021, 2020, and 2019.

No Series A Preferred Shares were outstanding as of December 31, 2021, 2020, and 2019.

Our CIT Loan Facility imposes certain restrictions to us with respect to dividend payments. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

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

Authorized Capitalization

The authorized number of shares of Globus consists of (1) 500,000,000 common shares, par value $0.004 per share, (2) 100,000,000 Class B common shares, par value $0.001 per share, which we refer to as the Class B shares, and (3) 100,000,000 preferred shares, par value $0.001 per share, which we refer to as the preferred shares No Class B shares have yet been issued. Our articles of incorporation require us at all times to reserve and keep available, out of our authorized but unissued common shares, such number of common shares as would become issuable upon the conversion of all Class B shares then outstanding.

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

Common Shares, Class B Shares, and Series B Preferred Shares

Generally, Marshall Islands law provides that the holders of a class of stock of a Marshall Islands corporation are entitled to a separate class vote on any proposed amendment to the relevant articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect the class adversely. Except as described below, holders of our common shares and Class B shares have equivalent economic rights. Holders of our common shares are entitled to one vote per share, holders of our Class B shares are entitled to 20 votes per share, and the holder of our Series B preferred shares is entitled to 25,000 votes per share (subject to the limitation described in “Preferred Shares” below). Each holder of Class B shares (not including the Company and the Company’s subsidiaries) may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

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

In June 2020, we issued 50 newly-designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000. In July 2020, we issued an additional 250 Series B preferred shares to Goldenmare Limited in return for another $150,000. In March 2021, we issued an additional 10,000 Series B preferred shares to Goldenmare Limited in return for $130,000. The purchase price was paid, in each instance, by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, in July 2020 we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%.

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

        Calling of Special Meetings of Shareholders. Our bylaws provide that special meetings of our shareholders may be called only by the chairman of our board of directors, by resolution of our board of directors or by holders of 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote at such meeting.

Action by Written Consent in Lieu of a Meeting. Our articles permit any action which may or is required by the BCA to be taken at a meeting of the shareholders to be authorized by consents in writing signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Presently and until and unless we issue a significant number of securities, Goldenmare Limited, a company affiliated with our Chief Executive Officer, holds Series B preferred shares controlling 49.99% of the voting power of our outstanding capital stock. Goldenmare could, together with shareholders possessing a relatively small number of shares, act by written consent in lieu of a meeting and authorize major transactions on behalf of the Company, all without calling a meeting of shareholders.

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

The following summary of certain terms and provisions of the Class A Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of Class A Warrant, which is incorporated by reference as an exhibit to this annual report.

o	Exercisability. The Class A Warrants are exercisable at any time after their original issuance up to the date that is five years after their original issuance. Each of the Class A Warrants is exercisable, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Class A Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Class A Warrant. We may be required to pay certain amounts as liquidated damages as specified in the Class A Warrants in the event we do not deliver common shares upon exercise of the Class A Warrants within the time periods specified in the Class A Warrants. No fractional common shares will be issued in connection with the exercise of a Class A Warrant.

o	Exercise Limitation. A holder does not have the right to exercise any portion of a Class A Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Class A Warrants, 9.99%) of the number of shares of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such Class A Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

o	Exercise Price. The exercise price per whole common share purchasable upon exercise of the Class A Warrants is $35.00 per share. The exercise price of the Class A Warrants and number of common shares issuable on exercise of the Class A Warrants are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The holders of Class A Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price of the Class A Warrants may also be reduced to any amount and for any period of time at the sole discretion of our board of directors. The exercise price of the Class A Warrants is subject to adjustment in the event of dividends and certain distributions as specified in the Class A Warrant.

o	Transferability. Subject to applicable laws, the Class A Warrants may be offered for sale, sold, transferred or assigned without our consent.

o	Exchange Listing. We do not intend to apply for the listing of the Class A Warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants will be limited.
o	Warrant Agent. The Class A Warrants are issued in registered form under a warrant agreement among Computershare Inc., Computershare Trust Company, N.A., as warrant agent, and us. The Class A Warrants were initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

o	Rights as a Shareholder. Except as otherwise provided in the Class A Warrants or by virtue of such holder’s ownership of our common shares, the holder of a Class A Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Class A Warrant.

o	Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the Class A Warrants will be entitled to receive upon exercise of the Class A Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class A Warrants immediately prior to such fundamental transaction. In addition, we or the successor entity, at the request of Class A Warrant holders, will be obligated to purchase any unexercised portion of the Class A Warrants in accordance with the terms of such Class A Warrants.

o	Governing Law. The Class A Warrants and the warrant agreement are governed by New York law.

The following summary of certain terms and provisions of the PP Warrants issued on June 30, 2020 and July 21, 2020 is not complete and is subject to, and qualified in its entirety by the provisions of the form PP Warrants, which are incorporated by reference as an exhibit to this annual report.

o	Exercisability. Each PP Warrant has a term of 5.5 years from its date of issuance. The PP Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the Common Shares underlying the PP Warrants under the Securities Act of 1933 is not effective or available at any time after the six month anniversary of the date of issuance of the PP Warrants, the holder may, in its sole discretion, elect to exercise the PP Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the PP Warrant. If we do not issue the shares in a timely fashion, the PP Warrant contains certain damages provisions. No fractional common shares will be issued in connection with the exercise of a PP Warrant.

o	Exercise Limitation. A holder does not have the right to exercise any portion of the PP Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the PP Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

o	Exercise Price. The exercise price per whole common share purchasable upon exercise of the PP Warrants is $18.00 per share. The exercise price of the PP Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of PP Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

o	Exchange Listing. There is no established trading market for the PP Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the PP Warrants on any national securities exchange or other trading market.

o	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the PP Warrants with the same effect as if such successor entity had been named in the PP Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the PP Warrant following such fundamental transaction. In addition, we or the successor entity, at the request of PP Warrant holders, will be obligated to purchase any unexercised portion of the PP Warrants in accordance with the terms of such PP Warrants.

o	Rights as a Shareholder. Except as otherwise provided in the PP Warrants or by virtue of such holder’s ownership of our common shares, the holder of Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the PP Warrants.

o	Transferability. Subject to applicable laws, the PP Warrants may be offered for sale, sold, transferred or assigned without our consent.

o	Governing Law. The PP Warrants are governed by New York law.

The following summary of certain terms and provisions of the December 2020 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of December 2020 Warrant, which is incorporated by reference as an exhibit to this annual report.

•	Exercisability. The December 2020 Warrant have a term of 5.5 years. The December 2020 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise If a registration statement registering the issuance of the common shares underlying the December 2020 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the December 2020 Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the December 2020 Warrant. If we do not issue the shares in a timely fashion, the December 2020 Warrant contains certain damages provisions. No fractional common shares will be issued in connection with the exercise of a December 2020 Warrant.

•	Exercise Limitation. A holder does not have the right to exercise any portion of the December 2020 Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the December 2020 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

•	Exercise Price. The exercise price per whole common share purchasable upon exercise of the December 2020 Warrants is $6.25 per share (having been reduced from the original exercise price of $8.50 per share). The exercise price of the December 2020 Warrants and number of common shares issuable upon exercise of the December 2020 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the December 2020 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of December 2020 Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

•	Exchange Listing. There is no established trading market for the December 2020 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the December 2020 Warrants on any national securities exchange or other trading market.

•	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the December 2020 Warrants with the same effect as if such successor entity had been named in the December 2020 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the December 2020 Warrant following such fundamental transaction. In addition, we or the successor entity, at the request of December 2020 Warrant holders, will be obligated to purchase any unexercised portion of the December 2020 Warrants in accordance with the terms of such December 2020 Warrants.

•	Rights as a Shareholder. Except as otherwise provided in the December 2020 Warrants or by virtue of such holder’s ownership of our common shares, the holder of December 2020 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the December 2020 Warrants.

•	Transferability. Subject to applicable laws, the December 2020 Warrants may be offered for sale, sold, transferred or assigned without our consent.

•	Governing Law. The December 2020 Warrants are governed by New York law.

The following summary of certain terms and provisions of the January 2021 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of January 2021 Warrant, which is incorporated by reference as an exhibit to this annual report.

o	Exercisability. The January 2021 Warrants have a term of 5.5 years. The January 2021 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the January 2021 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the January 2021 Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the January 2021 Warrants. If we do not issue the shares in a timely fashion, the January 2021 Warrants contain certain damages provisions. No fractional common shares will be issued in connection with the exercise of a January 2021 Warrant.

o	Exercise Limitation. A holder does not have the right to exercise any portion of the January 2021 Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the January 2021 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

o	Exercise Price. The exercise price per whole common share purchasable upon exercise of the January 2021 Warrants is $6.25 per share. The exercise price of the January 2021 Warrants and number of common shares issuable upon exercise of the January 2021 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the January 2021 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of January 2021 Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

o	Exchange Listing. There is no established trading market for the January 2021 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the January 2021 Warrants on any national securities exchange or other trading market.

o	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the January 2021 Warrants with the same effect as if such successor entity had been named in the January 2021 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the January 2021 Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of January 2021 Warrant holders, will be obligated to purchase any unexercised portion of the January 2021 Warrants in accordance with the terms of such January 2021 Warrants.

o	Rights as a Shareholder. Except as otherwise provided in the January 2021 Warrants or by virtue of such holder’s ownership of our common shares, the holder of January 2021 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the January 2021 Warrants.

o	Transferability. Subject to applicable laws, the January 2021 Warrants may be offered for sale, sold, transferred or assigned without our consent.

o	Governing Law. The January 2021 Warrants are governed by New York law.

The following summary of certain terms and provisions of the February 2021 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant, which is incorporated by reference as an exhibit to this annual report:

o	Exercisability. The February 2021 Warrants have a term of 5.5 years. The February 2021 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the February 2021 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the February 2021 Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the February 2021 Warrants. If we do not issue the shares in a timely fashion, the February 2021 Warrants contain certain damages provisions. No fractional common shares will be issued in connection with the exercise of a February 2021 Warrant.

o	Exercise Limitation. A holder does not have the right to exercise any portion of the February 2021 Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the February 2021 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

o	Exercise Price. The exercise price per whole common share purchasable upon exercise of the February 2021 Warrants is $6.25 per share. The exercise price of the February 2021 Warrants and number of common shares issuable upon exercise of the February 2021 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the February 2021 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of February 2021 Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

o	Exchange Listing. There is no established trading market for the February 2021 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the February 2021 Warrants on any national securities exchange or other trading market.

o	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the February 2021 Warrants with the same effect as if such successor entity had been named in the February 2021 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the February 2021 Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of February 2021 Warrant holders, will be obligated to purchase any unexercised portion of the February 2021 Warrants in accordance with the terms of such February 2021 Warrants.

o	Rights as a Shareholder. Except as otherwise provided in the February 2021 Warrants or by virtue of such holder’s ownership of our common shares, the holder of February 2021 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the February 2021 Warrants.

o	Transferability. Subject to applicable laws, the February 2021 Warrants may be offered for sale, sold, transferred or assigned without our consent.

o	Governing Law. The February 2021 Warrants are governed by New York law.

The following summary of certain terms and provisions of the June 2021 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant, which is incorporated by reference as an exhibit to this annual report:

o	Exercisability. The June 2021 Warrants have a term of 5.5 years. The June 2021 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the June 2021 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the June 2021 Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the June 2021 Warrants. If we do not issue the shares in a timely fashion, the June 2021 Warrants contain certain damages provisions. No fractional common shares will be issued in connection with the exercise of a June 2021 Warrant.

o	Exercise Limitation. A holder does not have the right to exercise any portion of the June 2021 Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the June 2021 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

o	Exercise Price. The exercise price per whole common share purchasable upon exercise of the June 2021 Warrants is $6.25 per share. The exercise price of the June 2021 Warrants and number of common shares issuable upon exercise of the June 2021 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the June 2021 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of June 2021 Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

o	Exchange Listing. There is no established trading market for the June 2021 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the June 2021 Warrants on any national securities exchange or other trading market.

o	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the June 2021 Warrants with the same effect as if such successor entity had been named in the June 2021 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the June 2021 Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of June 2021 Warrant holders, will be obligated to purchase any unexercised portion of the June 2021 Warrants in accordance with the terms of such June 2021 Warrants.

o	Rights as a Shareholder. Except as otherwise provided in the June 2021 Warrants or by virtue of such holder’s ownership of our common shares, the holder of June 2021 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the June 2021 Warrants.

o	Transferability. Subject to applicable laws, the June 2021 Warrants may be offered for sale, sold, transferred or assigned without our consent.

o	Governing Law. The June 2021 Warrants are governed by New York law.

C.  Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. We refer you to “Item 7.B. Related Party Transactions” for a discussion of our agreements with companies related to us. We also refer you to “Item 4.  Information on the Company,” “Item 5.B. Liquidity and Capital Resources—Indebtedness,” “Item 6.E. Share Ownership—Incentives Program” and “Item 10.B—Memorandum and Articles of Association” for a description of other material contracts.

Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D.  Exchange Controls

We are not aware, under Marshall Islands law, of any restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to holders of our common shares that are neither residents nor citizens of the Marshall Islands.

E.  Taxation

Marshall Islands Tax Considerations

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Marshall Islands.

Because we (including our subsidiaries) do not, and assuming that we continue not to, and assuming our future subsidiaries will not, carry on business or conduct transactions or operations in the Marshall Islands, and because we anticipate that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding tax on our distributions. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and our shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.

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

A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). The Company does not believe that it satisfied the 50% Ownership Test for the taxable year ended December 31, 2021, and has no basis to expect that it will satisfy the 50% Ownership Test in the near future.

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

The Company believes that it satisfied the Publicly Traded Test for the taxable year ended December 31, 2021, based on information reported in Schedule 13G and Schedule 13D filings with the SEC. The Company cannot currently predict whether it will satisfy the Publicly Traded Test for the current taxable year. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company were to meet the Publicly Traded Test described above, the Company also generally would be a qualified shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption.

A corporation’s qualification for the Section 883 Exemption is determined for each taxable year. If the Company and/or its subsidiaries were not to qualify for the Section 883 Exemption in any year in which the Company’s vessels traded to or from the United States, the United States income taxes that become payable would have a negative effect on the business of the Company and its subsidiaries, and would result in decreased earnings available for distribution to the Company’s shareholders

United States Taxation of Gain on Sale of Vessels

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2021.

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

I.  Subsidiary Information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements. As of December 31, 2021 we had a $31.75 million principal balance outstanding under the CIT Loan Facility with CIT Bank N.A. and as of December 31, 2020 we had a $37 million principal balance outstanding under the EnTrust Loan Facility with EnTrust Global’s Blue Ocean Fund.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income /(loss).

In 2021, the weighted average interest rate for our then-outstanding facilities in total was 5.69% and the respective interest rates on our loan agreements ranged from 3.88% to 8.75%, including margins.

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

The following table sets forth the sensitivity of our existing loan as of December 31, 2021 as to a 1.0% (100 basis points) increase in LIBOR, during the next two years, and reflects the additional interest expense that will be incurred.

Year	Amount
2022	$ 0.3 million
2023	$ 0.3 million
2024	$ 0.2 million
2025	$ 0.2 million
2026	$ 0.1 million

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2021 was effective.

Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2021.

(c)  Attestation Report of the Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the Company’s consolidated financial statements, Ernst Young (Hellas) Certified Auditors Accountants S.A., appears on page F-4 of the financial statements filed as part of this annual report.

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

Item 16B.  Code of Ethics

We have adopted a code of ethics that applies to our directors, officers, employees and agents. Our code of ethics is posted on our website, http://www.globusmaritime.gr/files/ethics_Mar2022.pdf, and certain of our policies can be found here: http://www.globusmaritime.gr/bod.html?submenu=corpgov, and is available upon written request by our shareholders at no cost to Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website.

Item 16C.  Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2021 and 2020.

This table below sets forth the total (actual) amounts billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services and breaks down the amounts by category of services:

	2021	2020
Audit Fees	$327,100	$363,600
Audit-Related Fees	–	–
Tax Fees	$6,850	$5,000
All Other Fees	–	–
Total	$333,950	$368,600

Audit fees for the years ended December 31, 2021 and 2020 were paid in Euros, and we assume an exchange rate of 0.85€/$ and 0.88€/$ for 2021 and 2020, respectively.

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements and for the review of the quarterly financial information as well as services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Furthermore, we have engaged Ernst & Young LLP to provide us with professional services pertaining to U.S. tax compliance preparation for the respective years.

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

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

➢	in lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees are and will be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals;
➢	in lieu of holding regularly scheduled meetings of the board of directors at which only independent directors are present, we will not be holding such regularly scheduled meetings;
➢	in lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not comprised of a majority of independent directors;
➢	in lieu of an audit committee comprised of three independent directors, our audit committee has two members;
➢	in lieu of having a remuneration committee with the authorities and responsibilities set forth in the Nasdaq rules, our remuneration committee is not required to have such authorities and responsibilities; and
➢	in lieu of obtaining shareholder approval prior to the issuance of securities (including adoption of or any amendment to any equity incentive plan), we will comply with provisions of the BCA, which allows the board of directors to approve all share issuances.

Item 16H.  Mining Safety Disclosure

Not Applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following consolidated financial statements beginning on page F-1 are filed as a part of this annual report on Form 20-F.

Item 19.  Exhibits

1.1	Amended and Restated Articles of Incorporation of Globus Maritime Limited dated October 22, 2020 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Annual Report on Form 6-K (Reg. No. 001-34985) furnished on October 22, 2020)

1.2	Amended and Restated Bylaws of Globus Maritime Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on August 2, 2019)

1.3	Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited dated April 24, 2012 (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

1.4	Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock of Globus Maritime Limited dated July 27, 2020 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on July 27, 2020)

2.1*	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

2.2	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on July 31, 2020)

4.1	Registration Rights Agreement between Globus Maritime Limited and Firment Trading Limited dated November 23, 2016 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on November 27, 2016)

4.2	Globus Maritime Limited 2012 Equity Incentive Plan amended August 12, 2016 and April 9, 2017 (incorporated by reference to Exhibit 4.7 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 11, 2017)

4.3*	Private Sublease Agreement dated August 5, 2021 between Globus Maritime Limited and Cyberonica S.A.

4.4	Warrant Agency Agreement dated June 22, 2020 among the Company, Computershare Inc., and Computershare Trust Company, N.A. as warrant agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.5	Form of Class A Warrant dated June 22, 2020 (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.6	Form of Securities Purchase Agreement dated June 26, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.7	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.8	Form of Securities Purchase Agreement dated July 17, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.9	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.10	Form of Securities Purchase Agreement dated December 7, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.11	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.12	Form of Securities Purchase Agreement dated January 27, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.13	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.14	Form of Securities Purchase Agreement dated February 12, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.15	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.16	Form of Securities Purchase Agreement dated June 25, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.17	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.18	Facility Agreement among CIT Bank, N.A. and Globus Maritime Limited dated May 7, 2021 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) filed on May 14, 2021)

8.1*	Subsidiaries of Globus Maritime Limited

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President and Chief Executive Officer

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President and Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.

101*	The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2021 and 2020; (ii) Consolidated Statements of Operations for the years ended December 31, 2019, 2020 and 2021; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2019, 2020 and 2021; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2019, 2020 and 2021; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2020 and 2021; and (vi) the Notes to Consolidated Financial Statements.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer and Chief Financial Officer

Date: April 11, 2022

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

135

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Globus Maritime Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income / (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 11, 2022 expressed an unqualified opinion thereon.

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

Indicators for the reversal of impairment losses related to vessels
Description of the matter

At December 31, 2021, the carrying value of the Company’s vessels was $130,724 thousand and impairment losses of $4,615 thousand and $29,902 thousand were recognized during the years ended December 31, 2020 and 2019 respectively. As discussed in Notes 2.13 and 5 to the consolidated financial statements, the Company assesses whether there are any indicators that an impairment loss recognized in prior periods for a vessel may have decreased or may no longer exist and, considers that a previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the vessel’s recoverable amount since the last impairment loss was recognized, in accordance with IAS 36 Impairment of Assets (“IAS 36”).

At each reporting date, the Company analyzes potential indicators for the reversal of impairment ("reversal indicators"), such as significant sustained recovery of charter rates and vessel fair values. The Company's evaluation of the existence of reversal indicators considers both internal and external data and changes in the extent and manner in which vessels are expected to be used. If such indicators exist, the recoverable amount of the vessel is estimated to determine the extent of the impairment reversal (if any).

Auditing the assessment of reversal indicators was complex given the judgement and estimation uncertainty in determining whether the recovery of charter rates and vessel fair values is sustainable mainly due to the forward-looking nature of the information and the market volatility of vessel fair values and charter rates.

How we addressed the matter in our audit

We obtained an understanding of the Company’s process over the evaluation of indicators for the reversal of previously recognized impairment losses related to vessels, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of potential reversal indicators.

We analyzed management’s assessment of indicators for the reversal of impairment losses of vessels against the accounting guidance in IAS 36. To assess management’s assumptions for sustainable recovery of vessel fair values, we compared the trend of vessel fair values to historical market information derived from external information sources for the industry, historical and forward-looking third-party information including industry analysts’ reports and other industry data. To assess management’s assumptions for sustainable recovery of charter rates, we compared the trend of charter rates to historical market information derived from external information sources for the industry and historical and forward-looking third-party information including industry analysts’ reports.

We considered whether the information used by management was consistent with evidence obtained in other areas of the audit. Further, we assessed the adequacy of the Company’s disclosures in Notes 2.13 and 5.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2007.

Athens, Greece

April 11, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Globus Maritime Limited

Opinion on Internal Control Over Financial Reporting

We have audited Globus Maritime Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Globus Maritime Limited (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income / (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 11, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 11, 2022

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except share and per share)

	Notes	2021	2020	2019
REVENUE:
Voyage revenues	2.22	43,211	11,753	15,623
Management & consulting fee income	4	170	—	—
Total Revenues		43,381	11,753	15,623

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	13	(1,128)	(2,490)	(2,098)
Vessel operating expenses	13	(13,808)	(8,581)	(8,882)
Depreciation	5	(3,910)	(2,398)	(4,721)
Depreciation of dry-docking costs	5	(2,751)	(1,335)	(1,704)
Administrative expenses	14	(2,610)	(1,891)	(1,583)
Administrative expenses payable to related parties	4	(1,361)	(1,915)	(371)
Share-based payments	4,12	(40)	(40)	(40)
Impairment loss	5	—	(4,615)	(29,902)
Other income, net		171	89	29
Operating income/(loss)		17,944	(11,423)	(33,649)

Interest income		8	16	47
Interest expense and finance costs	15	(3,262)	(4,155)	(4,703)
Gain/(loss) on derivative financial instruments	11	181	(1,647)	1,950
Foreign exchange gains/(losses), net		79	(163)	4
		(2,994)	(5,949)	(2,702)

TOTAL INCOME/(LOSS) FOR THE YEAR		14,950	(17,372)	(36,351)
Other Comprehensive Income		—	—	—
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR		14,950	(17,372)	(36,351)

Earnings/(Loss) per share (U.S.$):
- Basic and Diluted income/(loss) per share for the year	10	1.01	(18.11)	(873.36)

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2021 and 2020

(Expressed in thousands of U.S. Dollars)

ASSETS	Notes	2021	2020

NON-CURRENT ASSETS
Vessels, net	5	130,724	62,350
Office furniture and equipment		97	100
Right of use asset	2,4	888	450
Restricted cash	3	3,576	1,250
Fair value of derivative financial instruments		417	—
Other non-current assets		10	10
Total non-current assets		135,712	64,160
CURRENT ASSETS
Trade accounts receivable		1,003	153
Inventories	6	852	1,248
Prepayments and other assets		1,224	1,027
Restricted cash	3	1,648	816
Cash and cash equivalents	3	45,213	19,037
Total current assets		49,940	22,281
TOTAL ASSETS		185,652	86,441

EQUITY AND LIABILITIES

EQUITY
Issued share capital	9	82	12
Share premium	9	284,406	195,102
Accumulated deficit		(138,070)	(153,020)
Total equity		146,418	42,094
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4, 11	26,438	30,887
Provision for staff retirement indemnities		114	31
Lease liabilities	2, 18	556	367
Total non-current liabilities		27,108	31,285
CURRENT LIABILITIES
Current portion of long-term borrowings	11	4,865	5,665
Trade accounts payable	4, 7	1,100	4,758
Accrued liabilities and other payables	8	3,676	2,159
Current portion of lease liabilities	2, 18	349	195
Fair value of derivative financial instruments	11	92	—
Deferred revenue	2.4	2,044	285
Total current liabilities		12,126	13,062
TOTAL LIABILITIES		39,234	44,347
TOTAL EQUITY AND LIABILITIES		185,652	86,441

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

	Issued Share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2019	–	140,347	(99,297)	41,050
Loss for the year	–	–	(36,351)	(36,351)
Other comprehensive income	–	–	–	–
Total comprehensive loss	–	–	(36,351)	(36,351)
Share-based payments (note 12)	–	40	–	40
Issuance of common stock due to conversion (note 11)	–	5,140	–	5,140
As at December 31, 2019	–	145,527	(135,648)	9,879
Loss for the year	–	–	(17,372)	(17,372)
Other comprehensive income	–	–	–	–
Total comprehensive loss	–	–	(17,372)	(17,372)
Share-based payments (note 12)	–	40	–	40
Issuance of common stock due to conversion (note 11)	–	815	–	815
Issuance of new common shares (Note 9)	12	49,305	–	49,317
Issuance of new common shares due to exercise of Warrants (Note 9)	–	194	–	194
Issuance of Class B preferred shares (Note 4)	–	300	–	300
Transaction costs on issue of new common shares (Note 9)	–	(1,079)	–	(1,079)
As at December 31, 2020	12	195,102	(153,020)	42,094
Income for the year	–	–	14,950	14,950
Other comprehensive income	–	–	–	–
Total comprehensive income	–	–	14,950	14,950
Share-based payments (note 12)	–	40	–	40
Issuance of new common shares (Note 9)	60	89,520	–	89,580
Issuance of new common shares due to exercise of Warrants (Note 9)	10	15	–	25
Issuance of Class B preferred shares (Note 4)	–	130	–	130
Transaction costs on issue of new common shares (Note 9)	–	(401)	–	(401)
As at December 31, 2021	82	284,406	(138,070)	146,418

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

	Notes	2021	2020	2019
Operating activities
Income / (Loss) for the year		14,950	(17,372)	(36,351)
Adjustments for:
Depreciation	5	3,910	2,398	4,721
Depreciation of deferred dry-docking costs	5	2,751	1,335	1,704
Payment of deferred dry-docking costs		(3,664)	(2,663)	(861)
Provision for staff retirement indemnities		83	5	(61)
Impairment loss	5	—	4,615	29,902
(Gain)/Loss on derivative financial instruments	11	(181)	1,647	(1,950)
Interest expense and finance costs	15	3,262	4,155	4,703
Interest income		(8)	(16)	(47)
Foreign exchange gains, net		(87)	121	(11)
Share based payment	12	40	40	40
(Increase)/decrease in:
Trade accounts receivable		(850)	87	337
Inventories		396	297	(895)
Prepayments and other assets		(197)	(874)	18
Increase/(decrease) in:
Trade accounts payable		(1,917)	89	(1,013)
Accrued liabilities and other payables		503	(392)	63
Deferred revenue		1,759	285	(86)
Net cash generated from / (used in) operating activities		20,750	(6,243)	213
Cash flows from investing activities:
Vessels acquisition	5	(71,600)	(18,474)	—
Purchase of vessel equipment		(332)	(54)	(54)
Purchases of office furniture and equipment		(36)	(30)	(13)
Interest received		8	16	47
Net cash used in investing activities		(71,960)	(18,542)	(20)
Cash flows from financing activities:
Proceeds from loans	4, 11	34,250	—	43,700
Repayment of long-term debt	11	(3,993)	—	(1,830)
Prepayment of long-term debt	11	(35,507)	(3,040)	(33,833)
Proceeds from issuance of share capital	9	89,580	49,317	—
Proceeds from exercise of Warrants		25	194	—
Transaction costs on issuance of new common shares	9	(401)	(1,079)	—
(Increase)/decrease in restricted cash	3	(3,158)	369	(1,085)
Payment of financing costs		(545)	—	(880)
Payment of lease liability - principal		(241)	(159)	(30)
Interest paid		(2,624)	(4,146)	(3,915)
Net cash generated from financing activities		77,386	41,456	2,127
Net increase in cash and cash equivalents		26,176	16,671	2,320
Cash and cash equivalents at the beginning of the year	3	19,037	2,366	46
Cash and cash equivalents at the end of the year	3	45,213	19,037	2,366

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at December 31, 2021:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Calypso Shipholding S.A.	Marshall Islands	–	–
Daxos Maritime Limited	Marshall Islands	–	–
Olympia Shipholding S.A.	Marshall Islands	–	–
Paralus Shipholding S.A.	Marshall Islands	–	–
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe

The consolidated financial statements as at December 31, 2021 and 2020 and for the three years in the period ended December 31, 2021, were approved for issuance by the Board of Directors on April 6, 2022.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.       Basis of Preparation and Significant Accounting Policies

2.1     Basis of Preparation: The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ 000s) except when otherwise indicated.

Going concern basis of accounting:

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

On January 29, 2021, February 17, 2021 and June 25, 2021 the Company completed additional follow-on equity offerings that provided the Company with further liquidity (refer to Note 9). As at December 31, 2021, the Company reported a working capital surplus of $37.8 million and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

The Company has evaluated the impact of the current economic situation on the recoverability of the carrying amount of its vessels. During the first quarter of 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. For the first quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4,615 was recorded (Note 5). The Company has re-assessed impairment indicators as at December 31, 2021 and concluded that no further impairment of its vessels should be recorded or previously recognized impairment should be reversed.

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

2.2    Standards amendments and interpretations:

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as at January 1, 2021:

IFRS 16 Leases-Cοvid 19 Related Rent Concessions (Amendment)

The amendment applies, retrospectively, to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted, including in financial statements not yet authorized for issue at May 28, 2020. IASB amended the standard to provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The amendment provides a practical expedient for the lessee to account for any change in lease payments resulting from the covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification, only if all of the following conditions are met:

➢	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.
➢	Any reduction in lease payments affects only payments originally due on or before June 30, 2021.
➢	There is no substantive change to other terms and conditions of the lease.

The amendment had no impact on the consolidated financial statements of the Company.

Interest Rate Benchmark Reform – Phase 2 – IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Amendments)

In August 2020, the IASB published Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, completing its work in response to IBOR reform. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). In particular, the amendments provide for a practical expedient when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, to require the effective interest rate to be adjusted, equivalent to a movement in a market rate of interest. Also, the amendments introduce reliefs from discontinuing hedge relationships including a temporary relief from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component. There are also amendments to IFRS 7 Financial Instruments: Disclosures to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. While application is retrospective, an entity is not required to restate prior periods. Management has assessed that these amendments had no impact on the Company’s financial position or performance.

Attributing Benefit to Periods of Service (IAS 19 Employee Benefits) – IFRS Interpretation Committee (IFRS IC or IFRIC) Agenda Decision issued May 2021

The International Financial Reporting Standards Interpretations Committee issued a final agenda decision in May 2021, under the title "Attributing Benefits to Periods of Service" (IAS 19), which includes explanatory material regarding the attribution of benefits in periods of service regarding a specific defined benefit plan analogous to that defined in Article 8 of Greek Law 3198/1955 regarding provision of compensation due to retirement (the "Labor Law Defined Benefit Plan"). This explanatory information differentiates the way in which the basic principles and regulations of IAS 19 have been applied in Greece in the previous years, and therefore, according to what is defined in the “IASB Due Process Handbook (par 8.6)”, entities that prepare their financial statements in accordance with IFRS are required to amend their Accounting Policy accordingly. Based on the above, the aforementioned decision is implemented in accordance with paragraphs 19-22 of IAS 8 as a change in accounting policy. The agenda decision had no impact on the consolidated financial statements of the Company.

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

IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments were initially effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. However, in response to the covid-19 pandemic, the Board has deferred the effective date by one year, i.e. 1 January 2023, to provide companies with more time to implement any classification changes resulting from the amendments. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The amendments affect the presentation of liabilities in the statement of financial position and do not change existing requirements around measurement or timing of recognition of any asset, liability, income or expenses, nor the information that entities disclose about those items. Also, the amendments clarify the classification requirements for debt which may be settled by the company issuing own equity instruments.

In November 2021, the Board issued an exposure draft (ED), which clarifies how to treat liabilities that are subject to covenants to be complied with, at a date subsequent to the reporting period. In particular, the Board proposes narrow scope amendments to IAS 1 which effectively reverse the 2020 amendments requiring entities to classify as current, liabilities subject to covenants that must only be complied with within the next twelve months after the reporting period, if those covenants are not met at the end of the reporting period. Instead, the proposals would require entities to present separately all non-current liabilities subject to covenants to be complied with only within twelve months after the reporting period. Furthermore, if entities do not comply with such future covenants at the end of the reporting period, additional disclosures will be required. The proposals will become effective for annual reporting periods beginning on or after January 1, 2024 and will need to be applied retrospectively in accordance with IAS 8, while early adoption is permitted. The Board has also proposed to delay the effective date of the 2020 amendments accordingly, such that entities will not be required to change current practice before the proposed amendments come into effect. Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

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

IFRS 16 Leases -Cοvid 19 Related Rent Concessions beyond June 30, 2021 (Amendment)

The Amendment applies to annual reporting periods beginning on or after April 1, 2021, with earlier application permitted, including in financial statements not yet authorized for issue at the date the amendment is issued. In March 2021, the Board amended the conditions of the practical expedient in IFRS 16 that provides relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the covid-19 pandemic. Following the amendment, the practical expedient now applies to rent concessions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022, provided the other conditions for applying the practical expedient are met. Management has assessed will have no impact on the Company’s financial position or performance.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.       Basis of Preparation and Significant Accounting Policies (continued)

IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted. The amendments provide guidance on the application of materiality judgements to accounting policy disclosures. In particular, the amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Also, guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgements about accounting policy disclosures. Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (Amendments)

The amendments become effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments introduce a new definition of accounting estimates, defined as monetary amounts in financial statements that are subject to measurement uncertainty. Also, the amendments clarify what changes in accounting estimates are and how these differ from changes in accounting policies and corrections of errors. Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

IAS 12 Income taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted. In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a lease asset and lease liability (or decommissioning liability and decommissioning asset component) give rise to taxable and deductible temporary differences that are not equal. Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

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

➢	Provision for expected credit losses: The Company measures allowance for all trade accounts receivable under the simplified model using the lifetime expected credit loss (“ECL”) approach. When estimating ECLs, the Company considers reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. Provisions for expected credit losses as at December 31, 2021 and 2020, were $8 and nil, respectively.

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

➢	Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs and the amortization of the component attributable to favourable or unfavourable lease terms relative to market terms) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.13.

➢	Impairment of Non-Financial Assets and Reversal of previously recognized impairment losses: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2021 and 2020. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows. See notes 2.13 and 5. The Company assesses also at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased.

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

2.5       Foreign currency translation: The functional currency of Globus and its subsidiaries is the U.S. dollar, which is also the presentation currency of the Company, since the Company’s vessels operate in international shipping markets, whereby the U.S. dollar is the currency used for transactions. Transactions involving other currencies during the period are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the financial position dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the period-end exchange rate. Gains or losses resulting from foreign currency transactions are included in foreign exchange gains/(losses), net in the consolidated statement of comprehensive income/(loss).

2.6       Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash and cash equivalents.

2.7       Trade accounts receivable, net: The amount shown as trade accounts receivable at each financial position date includes estimated recoveries from charterers for hire, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income/(loss). At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for expected credit losses. The provision for expected credit losses at December 31, 2021 was $8 (2020: nil).

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.       Basis of Preparation and Significant Accounting Policies (continued)

2.10       Dry-docking costs: Vessels are required to be dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. Dry-dockings occur approximately every 2.5 years. The costs associated with the dry-dockings are capitalised and depreciated on a straight-line basis over the period between dry-dockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled dry-docking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated dry-docking date.

2.11       Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively. During 2019 and 2020 the Company maintained the same scrap rate at $300/ton. During the fourth quarter of 2021, the Company adjusted the scrap rate from $300/ton to $380/ton due to the increased scrap rates worldwide. This resulted to a decrease of $145 to the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2021.

2.12       Amortization of lease component: When the Company acquires a vessel subject to an operating lease; it amortizes the amount reflected in the cost of that vessel that is attributable to favourable or unfavourable lease terms relevant to market terms, over the remaining term of the lease. The amortization is included in the line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income/(loss).

2.13      Impairment of Long-Lived Assets and Reversal of previously recognized impairment losses: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognised in the consolidated statement of comprehensive income/(loss). The Company assesses also at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated statement of comprehensive income/(loss). After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life (refer to note 5).

2.14       Long-term debt: Long-term debt is initially recognised at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognised in the income statement component of the consolidated statement of comprehensive income/(loss) when the liabilities are derecognised or impaired, as well as through the amortization process.

2.15       Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made. For the year ended December 31, 2021, the Company deferred financing costs of $545, which relate to the costs incurred for the loan agreement with CIT Bank N.A. (This loan facility is referred to as the CIT Loan Facility, see Note 11 for more details). For the year ended December 31, 2020, the Company did not incur any financing costs. For the year ended December 31, 2019, the Company deferred financing costs of $880, which relate to the costs incurred for the loan agreement with EnTrust Global’s Blue Ocean Fund (see Note 11 for more details).

2.16       Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive income/(loss) as incurred under “interest expense and finance costs” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalised.

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

2.19       Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies, wholly owned subsidiaries of Globus, is employed under short-term contracts (usually up to nine months) and, accordingly, the Company is not liable for any pension or post-retirement benefits payable to the crew.

Provision for employees’ severance compensation: The Greek employees of the Company are bound by the Greek Labour law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employee remains in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability which amounted to $114 as at December 31, 2021 (2020: $31), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

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

ii. Impairment of financial assets

IFRS 9 replaced the “incurred loss” model in IAS 39 with an “expected credit loss” (ECL) model. The impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

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

The Company has initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. On transition, the Company has elected to apply the practical expedients available for leases with a remaining lease term of less than one year and leases of low value assets.

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

At transition, the Company identified the rental agreement with Cyberonica S.A., to give rise to a right of use asset and a corresponding liability estimated to approximately $674 as at January 1, 2019, calculated as the present value of minimum future lease payments. The discount rate used is the incremental cost of borrowing, amounting to 8%. In addition, the nature and recognition of expenses related to those leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

The depreciation charge for right-of-use assets for the years ended December 31, 2021, 2020 and 2019 was approximately $206, $112 and $112, respectively, and the interest expense on lease liabilities for the years ended December 31, 2021, 2020 and 2019 was approximately $52, $44 and $51, respectively. As at December 31, 2021, 2020 and 2019, the net carrying in amount of the right of use asset was $888, $450 and $562, respectively.

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

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which includes crew expenses, maintenance and consumable costs and was approximately $14,066 for the year ended December 31, 2021. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was approximately $29,145 for the year ended December 31, 2021.

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

2.24       Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the income statement component of the consolidated statement of comprehensive income/(loss), with a corresponding impact in equity.

2.25       Share capital and Warrants: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised in equity as a deduction from the proceeds. The Company’s warrants meet the classification criteria as per IAS 32 and, accordingly, are classified in equity.

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

2.31       Interest Rate Swap: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow (see also note 21). The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain/ (Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss). Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain / (Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss).

2.32       Management & consulting fee income: The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the consolidated statement of comprehensive income/(loss) under management & consulting fee income.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

3.       Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2021	2020
Cash on hand	25	13
Cash at banks	45,188	19,024
Total	45,213	19,037

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2021 and 2020, was $45,213 and $19,037, respectively. In addition, as at December 31, 2020, the Company had available undrawn amount of $14,200 under the facility with Firment. The facility with Firment expired on October 31, 2021 (note 11).

As at December 31, 2021 and 2020, the Company had pledged an amount of $5,224 and $2,066, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at December 31, 2021 was $5,224, $3,576 included in non-current assets and $1,648 included in current assets. The fair value of the restricted cash as at December 31, 2020 was $2,066, $1,250 included in non-current assets and $816 included in current assets as at December 31, 2020. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4.      Transactions with Related Parties

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2021, 2020 and 2019:

In August 2006, Globus entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (an affiliate of Globus’s chairman). In 2016 the Company renewed the rental agreement at a monthly rate of Euro 10,360 (absolute amount) ($11.9) with a lease period ending January 2, 2025. On August 5, 2021, the Company entered into a new rental agreement for 902 square metres of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of Globus’s chairman) at a monthly rate of Euro 26,000 (absolute amount) with a lease period ending August 4, 2024. The previous rental agreement was terminated. The Company does not presently own any real estate. During the years ended December 31, 2021, 2020 and 2019, the rent charged amounted to $242, $141 and $139, respectively.

As at January 1, 2019, following the adoption of IFRS 16, the Company identified the rental agreement with Cyberonica S.A. to give rise to a right of use asset and a corresponding liability estimated to approximately $674 (please refer to note 2.22). Under IFRS 16 the new contract comprises of two parts, a modification of the old lease and a new lease for the extra space of 552 square meters, compared to the 350 square meters included in the previous rental agreement. The modification of the previous rental agreement resulted to in $39 credit adjustment classified in the income statement component of the consolidated statement of comprehensive income/(loss) under interest and finance costs. The right of use asset and a corresponding liability of the modified part of the rental agreement was estimated to approximately $380. For the additional 552 square meters that the Company are now leasing, the Company identified under IFRS 16 that the rental agreement with Cyberonica S.A. gives rise to a right of use asset and a corresponding liability estimated to approximately $632. The depreciation charge for right-of-use asset for the years ended December 31, 2021, 2020 and 2019, was approximately $206, $112 and $112, respectively, and was recognised in the income statement component of the consolidated statement of comprehensive income/(loss) under depreciation. The interest expense on lease liabilities for the years ended December 31, 2021, 2020 and 2019, was approximately $52, $44 and $51, respectively, and recognised under interest expense and finance costs, respectively in the income statement component of the consolidated statement of comprehensive income/(loss). The total cash outflows for leases for the years ended December 31, 2021, 2020 and 2019, were approximately $314, $229 and $47, respectively, and were recognised in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

As at December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer. On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company (Goldenmare Limited) of its CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO at an annual fee of Euro 200,000 (absolute amount) (approx. $224). On December 3, 2020, the Company agreed to increase the consultancy fees of Goldenmare Limited, from Euro 200,000 to Euro 400,000 (absolute amount) per annum and additionally pay a one-time cash bonus of $1.5 million to the CEO pursuant to his consultancy agreement, which has been paid. Specifically, in February 2021, the Company paid to the CEO of Goldenmare Limited (Mr. Athanasios Feidakis) the amount of $1,000 and in September 2021 the remaining amount of $500. In addition, in December 2021, the Company agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which is to be paid immediately and the other half during 2022, if at the time of the payment Mr. Athanasios Feidakis remains CEO and the consultant has not terminated its consultancy agreement. At the time of the filing of these Consolidated Financial Statements, none of the bonus approved in 2022 has been paid. The related expense for the years ended December 31, 2021, 2020 and 2019, amounted to approx. $1,216, $1,772 and $224, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.       Transactions with Related Parties (continued)

On June 12, 2020, the Company entered into a stock purchase agreement and issued 50 newly designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, an affiliated company of its CEO, Athanasios Feidakis, in return for $150, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. On July 27, 2020, the Company issued an additional 250 of its Series B preferred shares to Goldenmare Limited in return for $150. The $150 was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Company’s Board of Directors, which received fairness opinions from an independent financial advisor.

On March 2, 2021, the Company entered into a stock purchase agreement and issued 10,000 Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited in return for $130, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement. The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Company’s Board of Directors.

As at December 31, 2021, and 2020, Goldenmare Limited owned 10,300 and 300, respectively, of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

As at December 31, 2020 and 2021, Mr. George Feidakis beneficially owned 0.4% and 3.7%, respectively of Globus’ shares. Mr. George Feidakis (father of Mr. Athanasios Feidakis) is also the chairman of the Board of Directors of Globus.

In November 2018, Globus entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (“Firment Shipping Credit Facility”). The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date at October 31, 2021, as amended. The Company had the right to draw-down any amount up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest was payable the last day of a period of three months after the Draw-down Date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest was charged. Globus also had the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Firment Shipping Credit Facility into common stock. The conversion price should equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. (“VWAP”) over the pricing period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or, (ii) Two Hundred Eighty US Dollars ($280.00).

On April 23, 2019, the Company converted to share capital, as per the conversion clause included in the Firment Shipping Credit Facility the outstanding principal amount of $3,100 plus the accrued interest of $70 at a conversion price of $280 per share and issued 11,322 new common shares to Firment Shipping Inc. This conversion resulted to a gain of approximately $117, which was classified under “gain on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive income/(loss).

For the year ended December 31, 2020, the Company recognized a loss on this derivative financial instrument amounting to $189 and for the year ended December 31, 2019, a gain on this derivative financial instrument amounting to $135, which were classified under “gain/(loss) on derivative financial instruments” in the income statements component of the consolidated statement of comprehensive income/(loss).

On May 8, 2020 the Company entered into an Amended and Restated Agreement with Firment Shipping Inc. and converted the existing Revolving Credit Facility to a Term Credit Facility, increased the available undrawn amount to $14.2 million and extended the maturity date to October 31, 2021. As at December 31, 2020, there was an amount of $14,200 available to be drawn under the Firment Shipping Credit Facility.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.       Transactions with Related Parties (continued)

On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility amounting to $863. Furthermore, the Company recognized a gain on this derivative financial instrument amounting to $220, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive income/(loss). The facility with Firment Shipping Inc. expired on October 31, 2021.

As at December 31, 2020, the amount drawn and outstanding with respect to the Firment Shipping Credit Facility was $nil. For the year ended December 31, 2020 and 2019, Globus recognised interest expense of $26 and $96, respectively classified in the income statement component of the consolidated statements of comprehensive income/(loss) under interest expense and finance costs.

The Firment Shipping Credit Facility required that Athanasios Feidakis remain the Company’s Chief Executive Officer and that Firment Shipping Inc. maintained at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping Inc., such as sales of shares. The Company received waivers from Firment Shipping Inc. in relation to the equity offerings completed during the year ended December 31, 2020 (Note 11).

As at December 31, 2020, the Company was in compliance with the loan covenants of the Firment Shipping Credit Facility.

On July 15, 2021 Globus entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company receives a daily fee of $1,000 (absolute amount). The chairman of the board of Globus is the majority shareholder of Eolos Shipmanagement.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analysed as follows:

	For the year ended December 31,
	2021	2020	2019
Directors’ remuneration	145	143	147
Share-based payments (Note 12)	40	40	40
Total	185	183	187

As at December 31, 2021, and 2020, $105 and $80 of the compensation to non-executive directors was remaining due and unpaid, respectively. Amounts payable to non-executive directors are classified as trade accounts payable in the consolidated statements of financial position.

Compensation to the Company’s executive director is analysed as follows:

	For the year ended December 31,
	2021	2020	2019
Short-term employee benefits	1,216	1,772	224
Total	1,216	1,772	224

As at December 31, 2021, and 2020, $985 and $1,739 of the compensation to the executive director was remaining due and unpaid, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.       Vessels, net

The amounts in the consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels accumulated depreciation	Dry docking costs	Accumulated depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2019	179,427	(97,280)	6,978	(5,375)	83,750
Additions/ Dry Docking Component	54	—	622	—	676
Impairment loss	(29,902)	—	—	—	(29,902)
Depreciation expense	—	(4,578)	—	(1,704)	(6,282)
Balance at December 31, 2019	149,579	(101,858)	7,600	(7,079)	48,242
Additions/ Dry Docking Component	18,028	—	4,283	—	22,311
Impairment loss	(4,615)	—	—	—	(4,615)
Depreciation expense	—	(2,253)	—	(1,335)	(3,588)
Balance at December 31, 2020	162,992	(104,111)	11,883	(8,414)	62,350
Additions/ Dry Docking Component	70,746	—	4,044	—	74,790
Depreciation expense	—	(3,665)	—	(2,751)	(6,416)
Balance at December 31, 2021	233,738	(107,776)	15,927	(11,165)	130,724

On October 29, 2020, the Company took delivery of the m/v “Galaxy Globe”, a 2015-built Kamsarmax dry bulk carrier, through its subsidiary, Serena Maritime Limited, for a purchase price of $18.4 million, free of charter party, financed with available cash. The m/v “Galaxy Globe” was built at the Hudong-Zhonghua Shipyard in China and has a carrying capacity of 81,167 dwt. Following this acquisition, the fleet of Globus comprises of six dry bulk carriers with a total carrying capacity of 381,738 dwt. Upon the acquisition of the vessel, a total amount of $500 was recorded as dry-docking component and is being amortized until the vessel’s next scheduled survey to be performed in July 2023.

On February 18, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Nord Venus”, a 2011-built Kamsarmax dry bulk carrier, for a purchase price of $16.2 million. No initial dry-docking component has been recognized as the vessel underwent dry-docking subsequent to her delivery. The m/v “Nord Venus” was built at the Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt. On July 20, 2021, the Company took delivery of the m/v “Nord Venus” that was renamed to “Power Globe”.

On March 19, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Yangze 11”, a 2018-built Kamsarmax dry bulk carrier, for a purchase price of $27 million, the vessel cost amounted to $26.4 million, and the initial dry-docking component amounted to $0.6 million. The m/v “Yangze 11” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt. On June 9, 2021, the Company took delivery of the m/v “Yangze 11” that was renamed to “Diamond Globe”.

On September 22, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Peak Liberty”, a 2015-built Kamsarmax dry bulk carrier, for a purchase price of $28.4 million, the vessel cost amounted to $27.9 million, and the initial dry-docking component amounted to $0.5 million. The m/v “Peak Liberty” was built at Tsuneishi Zosen in Japan and has a carrying capacity of 81,837 dwt. On November 29, 2021, the Company took delivery of the m/v “Peak Liberty” that was renamed to “Orion Globe”.

For the purpose of the consolidated statement of comprehensive income/(loss), depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2021	2020	2019
Vessels depreciation	3,665	2,253	4,578
Depreciation on office furniture and equipment	39	33	31
Depreciation of right of use asset	206	112	112
Total	3,910	2,398	4,721

The Company’s vessels, except the m/v Power, Diamond and Orion Globe, have been pledged as collateral to secure the bank loans discussed in note 11.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.       Vessels, net (continued)

Impairment of non-financial assets: The Company performed an impairment exercise as at March 31, 2020 on whether there were indicators that a vessel(s) may be impaired and concluded that impairment indicators existed for all vessels. As at December 31, 2020, the Company performed an assessment on whether there were indicators that a vessel(s) may be impaired and impairment indicators were identified for two of the Company’s vessels. As impairment indicators were identified during 2020, discounted future cash flows for each vessel with impairment indicators were determined and compared to the vessel’s carrying value. For the discount factor, the Company applied the Weighted Average Cost of Capital rate that was calculated to be 4.06% as at December 31, 2020. The projected net discounted future cash flows for the first year were determined by considering an estimated daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e. Forward Freight Agreements) time charter rate for the fiscal year 2021 for each type of vessel. For the remaining useful life of the vessels, the Company used the historical ten-year blended average one-year time charter rates substituting for the year 2016 that was considered as extreme values, with the year 2010. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual increase rate of 1% based on the historical trend derived from actual results for the Company’s vessels since their delivery under the Company’s technical management. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. Effective fleet utilization was assumed at 87% and 90% (including ballast days) for the Supramaxes and the Panamaxes, respectively taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

As at March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $4,615. As at December 31, 2020, the Company concluded that no additional impairment loss should be recognized. As at December 31, 2019, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $29,902.

As at December 31, 2021, the Company performed an assessment on whether there were indicators that a vessel(s) may be impaired and no impairment indicators were identified for the Company’s vessels.

The impairment loss for the years ended December 31, 2020 and 2019, analysed by vessel is as follows:

Vessel	For the year ended December 31,
	2020	2019
m/v River Globe	(332)	(6,920)
m/v Sky Globe	(1,231)	(8,074)
m/v Star Globe	(460)	(7,197)
m/v Sun Globe	(2,013)	(4,797)
m/v Moon Globe	(579)	(2,914)
Impairment loss	(4,615)	(29,902)

Reversal of previously recognized impairment: The Company also assesses whether there is any indication that a previously recognized impairment loss for a vessel no longer exists or may have decreased. If an indication of possible reversal is identified, the Company estimates the recoverable amount of that asset. Such reversal indicators are:

➢	Observable indications that the vessel’s value has increased significantly and will be sustained.

➢	Significant favourable changes in the technological, economic or legal environment incurred or are expected to be incurred and positively affect vessel’s value or increase its revenue generating ability.
➢	Market interest rates of return on investments have decreased during the period, which will result in decrease of the discount rate.

The Company has assessed current market trends as well as the historical market data, historical market volatility and various qualitative factors and concluded that no indicators for reversal of impairment were present as of December 31, 2021 and no reversal of previously recognized impairment losses is required for the financial year ended December 31, 2021.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6.       Inventories

Inventories in the consolidated statement of financial position are analysed as follows:

	December 31,
	2021	2020
Lubricants	765	319
Gas cylinders	87	75
Bunkers	—	854
Total	852	1,248

7.      Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2021 and 2020, amounted to $1,100 and $4,758, respectively. Trade accounts payable are non-interest bearing.

8.      Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analysed as follows:

	December 31,
	2021	2020
Accrued interest	179	—
Accrued Interest Swap Loss	30	—
Accrued audit fees	82	63
Other accruals	3,262	1,953
Insurance deductibles	64	96
Other payables	59	47
Total	3,676	2,159

Interest on long-term debt is normally settled quarterly throughout the year and other payables are non-interest bearing.

9.       Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	December 31,
	2021	2020	2019
Authorised share capital:
500,000,000 Common shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B Common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorised share capital	2,200	2,200	2,200

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.       Share Capital and Share Premium (continued)

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2019	32,057	—
Issued during the year for share-based compensation (note 12)	180	—
Issuance of common stock due to conversion of loan	19,998	—
As at December 31, 2019	52,235	—
Issued during the year for share-based compensation (note 12)	2,812	—
Issuance of common stock due to conversion of loan	11,678	—
Issuance of new common stocks	2,942,848	12
Issuance of common stock due to exercise of pre-funded warrants	25,000	—
Issuance of common stock due to exercise of warrants	5,550	—
As at December 31, 2020	3,040,123	12
Issued during the year for share-based compensation (note 12)	12,178	—
Issuance of new common stocks	14,905,000	60
Issuance of common stock due to exercise of pre-funded warrants	2,625,000	10
As at December 31, 2021	20,582,301	82

During the years ended December 31, 2021, 2020 and 2019, Globus issued 12,178, 2,812 and 180 common shares, respectively (par value $0.004 per share) as share-based payments.

As at December 31, 2021, 2020 and 2019, no Class B shares were outstanding.

On June 12, 2020, the Company entered into a stock purchase agreement and issued 50 of newly designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by the Chief Executive Officer, Athanasios Feidakis, in return for $150, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. On July 27, 2020, the Company issued an additional 250 of its Series B preferred shares to Goldenmare Limited in return for $150. The $150 was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Company’s Board of Directors, which received fairness opinions from an independent financial advisor.

On March 2, 2021, the Company entered into a stock purchase agreement and issued 10,000 Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by the Company’s Chief Executive Officer, Athanasios Feidakis, in return for $130, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement. The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Company’s Board of Directors, which received fairness opinions from an independent financial advisor.

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

9.       Share Capital and Share Premium (continued)

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

As at December 31, 2021 and 2020, the Company had issued 5,550 common shares, par value $0.004 per share, pursuant to exercise of outstanding Class A Warrants, resulting to cash proceeds of $194, and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares, par value $0.004 per share.

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

As at December 31, 2021 and 2020, no PP Warrants had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

On December 10, 2020, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue in a registered direct offering to issue (a) 1,256,765 of its common shares, par value $0.004 per share, (b) pre-funded warrants to purchase 155,000 common shares, par value $0.004 per share, (“December 2020 Pre-Funded Warrants”), and (c) warrants (“December 2020 Warrants”) to purchase 1,270,587 common shares with an exercise price of $8.50 per share. On December 9, 2020, the Company issued 1,256,765 of its common shares, par value $0.004 per share, pursuant to this agreement. Total proceeds amounted to $11,159 before issuance expenses.

The December 2020 Pre-Funded Warrants are exercisable at any time after their original issuance until exercised in full. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. The exercise price for the December 2020 Pre-Funded Warrants is $0.01 per share. The December 2020 Pre-Funded Warrants are exercisable at any time after their original issuance until exercised in full.

As at December 31, 2020, 25,000 December 2020 Pre-Funded Warrants had been exercised, resulting to net proceeds of $0.25 and the Company had 130,000 December 2020 Pre-Funded Warrants outstanding to purchase an aggregate of 130,000 common shares. On January 13, 2021, the remaining 130,000 December 2020 Pre-Funded Warrants were exercised, resulting to net proceeds of $1.3 and the issuance of 130,000 common shares.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.       Share Capital and Share Premium (continued)

The December 2020 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2021 and 2020, no December 2020 Warrants had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

Total transaction costs for the issuance of common shares in relation to the offerings in 2020 amounted to $1,079.

On January 29, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 2,155,000 common shares, par value $0.004 per share, (b) pre-funded warrants to purchase 445,000 common shares, par value $0.004 per share and (c) warrants (the “January 2021 Warrants”) to purchase 1,950,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds, net of commission retained by the placement agent, amounted to $15,108, before issuance expenses of $120. All 445,000 pre-funded warrants were exercised subsequently with total proceeds of $5.

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

As at December 31, 2021, no January 2021 Warrants had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

On February 17, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 3,850,000 common shares par value $0.004 per share, (b) pre-funded warrants to purchase 950,000 common shares, par value $0.004 par value, and (c) warrants (the “February 2021 Warrants”) to purchase 4,800,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds, net of commission retained by the placement agent, amounted to $27,891, before issuance expenses of $152. All 950,000 pre-funded warrants were exercised subsequently with total proceeds of $10.

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

As at December 31, 2021, no February 2021 Warrants had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

On June 29, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 8,900,000 common shares par value $0.004 per share, (b) pre-funded warrants to purchase 1,100,000 common shares, par value $0.004 par value, and (c) warrants (the “June 2021 Warrants”) to purchase 10,000,000 common shares, par value $0.004 per share, at an exercise price of $5.00 per share. Total proceeds, net of commission retained by the placement agent, amounted to $46,581, before issuance expenses of approximately $129. As at September 30, 2021, 1,100,000 pre-funded warrants were exercised and the total proceeds amounted to $11.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.       Share Capital and Share Premium (continued)

The June 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2021, no June 2021 Warrants had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

Total transaction costs for the issuance of common shares in relation to the offerings in 2021 amounted to $401.

The Company’s warrants were classified as equity in accordance with the provisions of IAS 32.meet the classification criteria as per IAS 32 and, accordingly, are classified in equity.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the Globus initial and follow-on public offerings, the effects of the settlement of the related party loans (note 4) with the issuance of the Company’s common shares and the effects of the share-based payments described in note 12. Accordingly, at December 31, 2021, 2020 and 2019, Globus share premium amounted to $284,406, $195,102 and $145,527, respectively.

10.      Earnings/(Loss) per Share

Basic earnings / (loss) per share (“EPS” / “LPS”) is calculated by dividing the net income /(loss) for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings / (loss) per share is calculated by dividing the net income / (loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

As for the year ended December 31, 2021, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 9). As the warrants were out-of-the money during the period ended December 31, 2021, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

As the Company reported losses for the years ended December 31, 2020 and 2019, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS.

The following reflects the net income/(loss) per common share:

	For the year ended December 31,
	2021	2020	2019
Income/(Loss) attributable to common equity holders	14,950	(17,372)	(36,351)
Weighted average number of shares – basic and diluted	14,809,536	959,157	41,622
Net income/(loss) per common share – basic and diluted	1.01	(18.11)	(873.36)

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

Borrower	Principal	Deferred Finance costs	Amortised cost
(a) Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited	31,750	(447)	31,303

Total at December 31, 2021	31,750	(447)	31,303
Less: Current Portion	(5,000)	135	(4,865)
Long-Term Portion	26,750	(312)	26,438

Total at December 31, 2020	37,000	(448)	36,552
Less: Current Portion	(5,970)	305	(5,665)
Long-Term Portion	31,030	(143)	30,887

(a)	In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility was in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility was referred to as EnTrust loan facility.

As at December 31, 2020, the Company was in compliance with the covenants of the EnTrust Loan Agreement.

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021 and on May 10, 2021, the Company fully prepaid the balance of the EnTrust Loan facility.

(b)	In November 2018, Globus Maritime Limited entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date on October 31, 2021, as amended. The Company had the right to draw-down any amount of up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest was payable the last day of a period of three months after the draw-down date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest was charged.

Globus also had the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Firment Shipping Credit Facility into common stock. The conversion price would equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. (“VWAP”) over the pricing period multiplied by 80%, where the “Pricing Period” equaled the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) Two hundred eighty US Dollars ($280).

As per the conversion clause included in the Firment Shipping Credit Facility, the Company had recognized this agreement as a hybrid financial instrument which included an embedded derivative. This embedded derivative component was separated from the non-derivative host. The derivative component was shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument were recognized in the income statement component of the consolidated statement of comprehensive income/(loss). For the year ended December 31, 2020, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was nil.

On April 23, 2019, the Company converted to share capital, as per the conversion clause included in the Firment Shipping Credit Facility the outstanding principal amount of $3,100 plus the accrued interest of $70 at a conversion price of $280 per share and issued 11,322 new common shares, par value $0.004 per share, on behalf of Firment Shipping Inc. This conversion resulted to a gain of approximately $117, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive income/(loss).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net (continued)

On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility amounting to $863. The Company recognized a gain on this derivative financial instrument amounting to $220, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive income/(loss).

As at December 31, 2020, there was an amount of $14,200, available to be drawn under the Firment Shipping Credit Facility, as amended and restated on May 8, 2020. The Amended and Restated Agreement converted the existing Revolving Credit Facility to a Term Credit Facility and extended the maturity date to October 31, 2021. The facility with Firment Shipping Inc. expired on October 31, 2021.

The Firment Shipping Credit Facility required that Athanasios Feidakis remained Chief Executive Officer and that Firment Shipping maintained at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, such as sales of shares. In connection with the public offering on June 22, 2020 and the registered direct offering on June 30, 2020, July 21, 2020, December 7, 2020, January 27, 2021, February 12, 2021 and June 25, 2021 (collectively, the “Filings”), the Company obtained waivers from Firment Shipping Inc. The waivers consented to the Company making the Filings and waived the requirement to maintain at least a 40% shareholding in Globus as a result of the issuance of common shares and warrants.

As at December 31, 2020, the Company was in compliance with the loan covenants of the Firment Shipping Credit Facility.

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

As per the conversion clause included in the Convertible Note, the Company had recognized this agreement as a hybrid financial instrument which included an embedded derivative. This embedded derivative component was separated from the non-derivative host. The derivative component was shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument were recognized in the income statement component of the consolidated statement of comprehensive income/(loss). The initial amount drawn with respect to the Convertible Note was $5,000. The non-derivative host and the derivative component that was initially recognized amounted to $1,783 and $3,217, respectively.

For the year ended December 31, 2019, the Company recognized a gain on this derivative financial instrument amounting to $1,815, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive income/(loss).

Further to the conversion clause included into the Convertible Note for the year ended December 31, 2020, a total amount of approximately $1,168, principal and accrued interest, was converted to share capital at the conversion price of $100 per share and a total number of 11,678 new shares, par value $0.004 per share, were issued in name of the holder of the Convertible Note. The Company recognized a loss on this derivative financial instrument amounting to $1,343, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive income/(loss).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net (continued)

On May 8, 2020, the holder of the Convertible Note waived certain rights and temporarily reduced, until August 31, 2020, the amount the noteholder would receive upon a redemption of the Convertible Note at the Company’s option, such that the Convertible Note could have been redeemed at the Company’s option by paying the greater of (i) the aggregate amounts then outstanding pursuant to the Convertible Note (rather than 120% of such amounts) and (ii) the product of (x) the number of shares issuable upon a conversion of the Convertible Note (with respect to the amount being redeemed at the time) multiplied by (y) the greatest closing sale price of the Company’s common shares on any trading day between the date immediately preceding the first such redemption at the Company’s option and the trading day immediately prior to the final Company payment under the Convertible Note. The foregoing was subject to the Company’s redemption of all or part of the Convertible Note in cash with an amount equal to the lesser of (a) the aggregate amounts then outstanding pursuant to the Convertible Note and (b) 25% of the net proceeds of any public offering of its securities that close before August 31, 2020.

On June 25, 2020, the Company repaid the total outstanding principal and interest of the Convertible Note amounting to $2,528. The Company recognized a loss on this derivative financial instrument amounting to $1,343, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive income/(loss).

(d)	In May 2021, Globus Maritime Limited entered into a term loan facility with CIT Bank, N.A., relating to the refinancing of the Company’s ships, the River Globe, Sky Globe, Star Globe, Moon Globe, Sun Globe, and Galaxy Globe. The borrowers under the CIT Loan Facility are Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited and the CIT Loan Facility is guaranteed by Globus Maritime Limited.

The loan agreement was for the lesser of $34,250 and 52.5% of the aggregate market value of our ships. The Company drew an aggregate of $34,250 at closing and used a significant portion of the proceeds to fully repay the amounts outstanding under the loan agreement with EnTrust. The Company also entered into a swap agreement with respect to LIBOR. The Company paid CIT Bank an upfront fee in the amount of 1.25% of the total commitment of the loan.

The CIT Loan Facility consists of six tranches, which shall be repaid in 20 consecutive quarterly instalments with each instalment in an aggregate amount of $1.25 million as well as a balloon payment in an aggregate amount of $9.25 million due together with the 20th and final instalment due in August 2026.

The CIT Loan Facility bears interest at LIBOR plus 3.75% (or 5.75% default interest). Following any permanent or indefinite cessation of any tenor for LIBOR used for purposes of the CIT Loan (or earlier based on market conditions as notified by CIT Bank), LIBOR shall be replaced with SOFR as the benchmark rate, subject to certain exceptions.

The CIT Loan Facility may be prepaid. If the prepayment occurs on or before May 10, 2022, the prepayment fee is 2% of the amount prepaid, subject to certain exceptions. If the prepayment occurs on or before May 10, 2023 but after May 10, 2022, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. The Company cannot reborrow any amount of the CIT Loan that is prepaid or repaid.

The CIT Loan Facility is secured by:

•	First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe.
•	Guarantee from Globus Maritime Limited and joint liability of the six vessel owning companies (each of which is a borrower under the CIT Loan Facility).
•	Shares pledges respecting each borrower.
•	Pledges of bank accounts, a pledge of each borrower’s rights under any interest rate hedging agreement in respect of the CIT Loan Facility, a general assignment over each ship's earnings, insurances and any requisition compensation in relation to that ship, and an assignment of the rights of Globus with respect to any indebtedness owed to it by the borrowers.

We are not permitted, without the written consent of CIT, to enter into a charter the duration of which exceeds or is capable of exceeding, by virtue of any optional extensions, 12 months.

The CIT Loan Facility contains various covenants requiring the vessels owning companies and/or Globus Maritime Limited to, among other things, ensure that:

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net (continued)

-	The borrowers, must maintain a minimum liquidity at all times of not less than $500 for each mortgaged ship.

-	For the first 18 months of the utilization of the loan, a minimum loan to value ratio of 75% and thereafter 70%.

-	Each borrower must maintain in its earnings account $150 in respect of each ship then subject to a mortgage.

-	Globus Maritime Limited must maintain cash in an amount of not less than $150 for each ship that it owns that is not subject to a mortgage as part of the CIT Loan.

-	Globus Maritime Limited must have a maximum leverage ratio of 0.75:1.00.

-	If Globus Maritime Limited pays a dividend, subject to certain exceptions, then the debt service coverage ratio (i.e., aggregate EBITDA of Globus Maritime Limited for any period to the debt service for such period) after such dividend and for the remain of the CIT Loan Facility shall be at least 1.15:1.00.

Each borrower must create a reserve fund in the reserve account to meet the anticipated dry docking and special survey fees and expenses for the relevant ship owned by it and (for certain ships) the installation of ballast water treatment system on the ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, such that $1.2 million is set aside by each borrower for its ship’s special survey, except for Serena Maritime Limited, who is required to set aside quarterly payments that aggregate to $900.

No borrower shall incur or permit to be outstanding any financial indebtedness except “Permitted Financial Indebtedness.”

“Permitted Financial Indebtedness” means:

(a) any financial indebtedness incurred under the finance documents;

(b) the indebtedness under the EnTrust loan, which has been repaid;

(c) any financial indebtedness (including permitted inter-company loans) that is subordinated to all financial indebtedness incurred under the finance documents pursuant to a subordination agreement or, in the case of any permitted inter-company loans pursuant to the CIT Loan Facility or otherwise and which is, in the case of any such financial indebtedness of a borrower (other than financial indebtedness arising out of any permitted inter-company loan), the subject of subordinated debt security; and

(d) in relation to a ship, any trade debt on arm's length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing that ship, which, (i) until 90 days from May 10, 2021 does not exceed $500 (or the equivalent in any other currency) in aggregate in respect of that ship and remains unpaid; and (ii) on and from the date falling after 90 days from May 10, 2021 is (x) up to $50 (or the equivalent in any other currency) in aggregate in respect of that ship and does not remain unpaid for more than 90 days of (A) its due date or (B) in the case where the borrower owning that ship has not received the relevant invoice, the date on which that borrower becomes aware that the invoice is due and remains outstanding; and (y) is more than $50 and does not exceed $500 (or the equivalent in any other currency) in aggregate in respect of that ship and does not remain unpaid for more than 30 days of (A) its due date or (B) in the case where the borrower owning that ship has not received the relevant invoice, the date on which that borrower becomes aware that the invoice is due and remains outstanding.

Globus Maritime Limited is prohibited from making dividends (other than up to $500 annually on or in respect of its preferred share) in cash or redeem or repurchase its shares unless there is no event of default under the CIT Loan Facility, the net loan to value ratio is less than 60% before the making of the dividend and Globus Maritime Limited is in compliance with the debt service coverage ratio, and Globus Maritime Limited must prepay the CIT Loan Facility in an equal amount of the dividend.

The CIT Loan Facility also prohibits certain changes of control, including, among other things, the delisting of Globus from the Nasdaq or another internationally recognized stock exchange, or the acquisition by any person or group of persons (acting in concert) of a majority of the shareholder voting rights or the ability to appoint a majority of board members or to give directions with respect to the operating and financial policies of Globus Maritime Limited with which the directors are obliged to comply, other than those persons disclosed to CIT Bank on or around the date of the CIT Loan Facility and their affiliates and immediate family members.

The Company was in compliance with the covenants of the CIT Loan Facility as at December 31, 2021.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net (continued)

The contractual annual loan principal payments per lender to be made subsequent to December 31, 2021, were as follows:

December 31,	CIT Bank N.A.
2022	5,000
2023	5,000
2024	5,000
2025	5,000
2026 and thereafter	11,750
Total	31,750

The contractual annual loan principal payments per lender to be made subsequent to December 31, 2020, were as follows:

December 31,	EnTrust
2021	5,970
2022	31,030
2023 and thereafter	—
Total	37,000

The weighted average interest rate for the years ended December 31, 2021 and 2020, was 5.69% and 9.44%, respectively.

12.       Share Based Payment

Share-based payments are quarterly restrictive shares issued to the Company’s Non-executive directors for their services and in accordance with appointment letters.

Share based payment comprise the following:

Year 2021	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors’ payment	12,178	—	40	—
Balance at December 31, 2021	12,178	—	40	—

Year 2020	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors’ payment	2,812	—	40	—
Balance at December 31, 2020	2,812	—	40	—

Year 2019	Number of common shares	Number of preferred shares	Share premium	Retained earnings

Non-executive directors’ payment	180	—	40	—
Balance at December 31, 2019	180	—	40	—

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

13.       Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statements of comprehensive income/(loss) consisted of the following:

   Voyage expenses consisted of:

	For the year ended December 31,
	2021	2020	2019
Commissions	626	160	224
Bunkers expenses	—	2,117	1,634
Other voyage expenses	502	213	240
Total	1,128	2,490	2,098

             Vessel operating expenses consisted of:

Voyage Expenses and Vessel Operating Expenses - Vessel operating expenses

	For the year ended December 31,
	2021	2020	2019
Crew wages and related costs	7,570	4,865	4,670
Insurance	1,067	661	664
Spares, repairs and maintenance	2,414	1,574	1,884
Lubricants	555	434	517
Stores	1,712	787	820
Other	490	260	327
Total	13,808	8,581	8,882

14.       Administrative Expenses

The amount shown in the consolidated statements of comprehensive income/(loss) is analysed as follows:

	For the year ended December 31,
	2021	2020	2019
Personnel expenses	1,455	1,013	1,006
Audit fees	215	143	98
Consulting fees	329	243	191
Communication	16	12	7
Stationery	6	3	2
Greek tax authorities (note 19)	185	130	116
Other	404	347	163
Total	2,610	1,891	1,583

15.       Interest Expense and Finance Costs

The amounts in the consolidated statements of comprehensive income/(loss) are analysed as follows:

	For the year ended December 31,
	2021	2020	2019
Interest payable on long-term borrowings	1,958	3,721	3,603
Bank charges	59	69	28
Amortization of debt discount	547	293	383
Operating lease liability interest	52	44	51
Other finance expenses	646	28	638
Total	3,262	4,155	4,703

Other finance expenses for 2021 include approximately $0.6 million that were the loan prepayment fee and expenses relating to the prepayment of EnTrust loan facility.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

16.       Dividends

No dividends were declared or paid on common shares during the years ended December 31, 2021, 2020 and 2019.

17.       Contingencies

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

18.       Commitments

The Company enters into time charter arrangements on its vessels. As at December 31, 2021, the non-cancellable arrangements had remaining terms between nil days to two and a half months, assuming redelivery at the earliest possible date. As at December 31, 2020, the non-cancellable arrangements had remaining terms between nine days to eight months, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as at December 31, 2021 and 2021, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration and early delivery of the vessels by the charterers is not accounted for):

	2021	2020
Within one year	6,082	3,078
Total	6,082	3,078

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At December 31, 2021, 2020 and 2019, the Company was a party to a lease agreement as lessee (note 4). On August 5, 2021, the Company entered into a new rental agreement for 902 square metres of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of Globus’s chairman) at a monthly rate of Euro 26,000 (absolute amount) with a lease period ending August 4, 2024. The previous rental agreement was terminated.

The depreciation charge for right-of-use assets for the years ended December 31, 2021 and 2020, was approximately $206 and $112, respectively, and recognised under depreciation in the income statement component of the consolidated statements of comprehensive income/(loss). The interest expense on lease liability for the years ended December 31, 2021 and 2020, was approximately $52 and $44, respectively, and recognised under interest expense and finance costs in the income statement component of the consolidated statements of comprehensive income/(loss).

At December 31, 2021 and 2020, the current lease liability amounted to $349 and $195, respectively. The non-current lease liability amounted to $556 and $367, respectively. As at December 31, 2021, 2020 and 2019, the net carrying in amount of the right of use asset was $888, $450 and $562, respectively. These are included in the accompanying consolidated statements of financial position. The total cash outflows for leases for the years ended December 31, 2021, 2020 and 2019, were approximately $314, $229 and $47, respectively, and were recognised in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

19.       Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of loss.

Greek Authorities Tax

                        In January 2013, the tax Law 4110/2013 amended the provisions of art. 26 of Law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89/67 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax satisfies all income tax obligations of both the ship-owning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As at December 31, 2021, 2020 and 2019, the tax expense under the law amounted to $185, $130 and $116, respectively and is included in administrative expenses in the consolidated statements of comprehensive income/(loss).

U.S. Federal Income Tax

Globus is a foreign corporation with wholly owned subsidiaries that are foreign corporations, which derive income from the international operation of a ship or ships that may earn United States (“U.S”) source shipping income for U.S. federal income tax purposes.

Globus believes that under § 883 of the Internal Revenue Code, it’s income and the income of its ship-owning subsidiaries, to the extent derived from the international operation of a ship or ships, were exempt from U.S. federal income tax in 2021.

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

19.       Income Tax (continued)

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

For the years ended December 31, 2021 and 2019, Globus and its wholly owned subsidiaries deriving income from the operation of international ships were organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus’s common shares, representing more than 50% of the voting power and value in Globus, were primarily and regularly traded on the Nasdaq Capital Market, which is an established securities market. Although Globus’s ship-owning and operating subsidiaries were not publicly traded, they should have qualified for the qualified shareholder test by virtue of their ownership by Globus. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that relied on § 883 for exempting U.S. source income from the international operation of ships should not have been subject to U.S. federal income tax for the years ended December 31, 2021 and 2019. It was not clear whether Globus was able to rely on the § 883 exemption for the year ended December, 2020. Nevertheless, because Globus and its subsidiaries earned no U.S. source gross transportation income (because none of Globus’s vessels made a voyage to or from the United States in 2020) neither the U.S. 4% gross basis tax nor the net income tax should be owed for 2020.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

20.      Financial risk management objectives and policies

The Company’s financial liabilities are long-term borrowings, trade and other payables and the financial derivative instrument. The main purpose of these financial liabilities is to assist the Company in the financing of its operations and the acquisition of vessels. The Company has various financial assets such as trade accounts receivable, financial derivative instrument and cash and short-term deposits including restricted cash, which arise directly from its operations. The main risks arising from the Company’s financial instruments are cash flow interest rate risk, credit risk, liquidity risk and foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As at December 31, 2021 and 2020, the Company had no long-term borrowings at a fixed interest rate.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s loss.

	Increase/(Decrease) in basis points	Effect on income / (loss)
2021
$ Libor	+15	(52)
	-20	69
2020
$ Libor	+15	(57)
	-20	75

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s loss due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as at December 31, 2021 and 2020, was not material.

	Change in rate	Effect on income / (loss)

2021	+10%	(478)
	-10%	478

2020	+10%	(258)
	-10%	258

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

20.       Financial risk management objectives and policies (continued)

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2021, 2020 and 2019:

	2021	%	2020	%	2019	%
A	7,726	18%	—	—	—	—
B	4,571	11%	—	—	—	—
C	—	—	751	6%	3,476	22%
Other	30,914	71%	11,002	94%	12,147	78%
Total	43,211	100%	11,753	100%	15,623	100%

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

The table below summarises the maturity profile of the Company’s financial liabilities (including interest) at December 31, 2021 and 2020 based on contractual undiscounted cash flows.

Year ended December 31, 2021	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	1,566	4,614	29,325	—	35,505
Lease liabilities	92	275	585	—	952
Accrued liabilities and other payables	3,676	—	—	—	3,676
Trade accounts payables	1,100	—	—	—	1,100
Current portion of fair value of derivative financial instruments	23	69	—	—	92
Total	6,457	4,958	29,910	—	41,325

Year ended December 31, 2020	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,302	6,752	32,362	—	41,416
Lease liabilities	106	106	426	—	638
Accrued liabilities and other payables	2,159	—	—	—	2,159
Trade accounts payables	4,758	—	—	—	4,758
Total	9,325	6,858	32,788	—	48,971

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios (refer to note 11). No changes were made in the objectives, policies or processes during the years ended December 31, 2021 and 2020.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

21.       Fair values

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

	Carrying amount	Fair value
December 31, 2021		Level 1	Level 2	Level 3	Total
	Financial assets
Financial assets measured at fair value
Derivative financial instruments	417	—	417	—	417
	417

	Financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	92	—	92	—	92
	92
Financial liabilities not measured at fair value
Long-term borrowings	31,750	—	32,155	—	32,155
	31,750

	Carrying amount	Fair value
December 31, 2020		Level 1	Level 2	Level 3	Total
	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	37,000	—	37,961	—	37,961
	37,000

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value
Asset and liabilities not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2020 and 2021.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

22.       Events after the reporting date

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no effect on the Company’s operations.

