Form 20-F
period 2022-12-31
GLOBUS MARITIME LTD
filed 2023-03-20
CIK 1499780

As filed with the Securities and Exchange Commission on March 20, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 20,582,301 of the registrant’s common shares outstanding and 10,300 Series B preferred shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements and information within the meaning of U.S. securities laws and Globus Maritime Limited desires to take advantage of, among other things, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

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

Without limiting the generality of the foregoing, all statements in this annual report on Form 20-F concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. Other factors may affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in these forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us may include, but are not limited to, those factors and conditions described under “Item 3.D. Risk Factors” as well as general conditions in the economy, dry bulk industry and capital markets and effects of COVID-19 and world conflicts. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events or new information, other than any obligation to disclose material information under applicable securities laws. Forward-looking statements appear in a number of places in this annual report on Form 20-F including, without limitation, in the sections entitled “Item 5. Operating and Financial Review and Prospects,” “Item 4.A. History and Development of the Company” and “Item 8.A. Consolidated Statements and Other Financial Information—Our Dividend Policy and Restrictions on Dividends.”

Terms Used in this Annual Report on Form 20-F

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding on December 31, 2021 and 2022 as well as on the date of this annual report on Form 20-F. References to our Series B Preferred Shares are references to our shares of Series B preferred stock, par value $0.001 per share.

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

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks relating to Our Industry,” “Company Specific Risk Factors” and “Risks Relating to our Common Shares” and should be carefully considered, together with other information in this Annual Report on Form 20-F and our other filings with the Securities and Exchange Commission (the “SEC”), before making an investment decision regarding our common shares.

Risks relating to Our Industry

•	The international dry bulk shipping industry is cyclical and volatile.

•	The dry bulk vessel charter market remains significantly below its high in 2008.

•	The international shipping industry and dry bulk market are highly competitive.

•	Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic or epidemic crisis and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

•	The current state of the global financial markets and current economic conditions may adversely impact the dry bulk shipping industry.

•	An over-supply of dry bulk carrier capacity may depress charter rates.

•	Our industry is subject to complex laws and regulations.

•	Climate change and greenhouse gas restrictions may be imposed.

•	Pending and future tax law changes may result in significant additional taxes to us.

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

•	Capital expenditures and other costs necessary to operate and maintain our vessels may increase.

•	Seasonal fluctuations in industry demand could affect us.

•	Our insurance may not be adequate to cover our losses that may result from our operations.

•	Our vessels are exposed to operational risks.

•	We may be subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

•	We may be subject to increased inspection procedures, tighter import and export controls and new security regulations.

•	Rising fuel prices may adversely affect our profits.

•	Increases in crew costs may adversely affect our profits.

•	Maritime claimants could arrest our vessels.

•	Governments could requisition our vessels during a period of war or emergency.

•	Compliance with safety and other vessel requirements imposed by classification societies may be costly.

•	A further economic slowdown or changes in the economic, regulatory and political environment in the Asia Pacific region could reduce dry bulk trade demand.

•	Pandemics such as the coronavirus (COVID-19) make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.

•	Sulphur regulations to reduce air pollution from ships may require retrofitting of vessels and may cause us to incur significant costs.

•	A downturn in the worldwide economy may harm our business.

•	Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

•	Environmental, social and governance matters may impact our business and reputation.

•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

•	Labor interruptions could disrupt our business.

Company Specific Risk Factors

•	The market values of our vessels have fluctuated and have from time to time triggered certain financial covenants under our existing and potentially future loan and credit facilities.

•	We may not be able to attract and retain key management personnel and other employees in the shipping industry.

•	Our loan agreement contains, and we expect that future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our loan agreement and the expectation that such will exist in any future loan agreements and financing arrangements, a default by us under one loan could lead to defaults under multiple loans.

•	We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

•	We depend on short-term or spot charters in volatile shipping markets.

•	We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

•	We conduct a substantial amount of business in China.

•	As we expand our business, we may have difficulty improving our operating and financial systems and recruiting suitable employees and crew for our vessels.

•	Our charterers may renegotiate or default on their charters.

•	Contracts for newbuilding vessels present certain economic and other risks.

•	The aging of our fleet may result in increased operating costs in the future.

•	We may have difficulty managing our planned growth properly.

•	Legislative or regulatory changes in Greece may adversely affect our results from operations.

•	We rely on our information systems to conduct our business.

•	A cyber-attack could materially disrupt our business.

•	We expect that a limited number of financial institutions will hold our cash including financial institutions that may be located in Greece or the United States.

•	Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

•	Management may be unable to provide reports as to the effectiveness of our internal control over financial reporting or when applicable, our independent registered public accounting firm may be unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting when required.

•	Unless we set aside reserves or are able to raise or borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

•	We depend upon a few significant customers for a large part of our revenues.

•	We generate revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in other currencies.

•	If volatility in the Secured Overnight Financing Rate, or SOFR, occurs, it could affect our profitability, earnings and cash flow.

•	We may have to pay tax on U.S. source shipping income.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

•	We could face penalties under European Union, United States or other economic sanctions.

•	Our vessels may call on ports subject to economic sanctions or embargoes.

•	As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions such as Malta, our operations may be subject to economic substance requirements.

•	It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

Risks Relating to our Common Shares

•	Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

•	We may issue additional common shares or other equity securities without shareholder approval, which would dilute our existing shareholders’ ownership interests and may depress the market price of our common shares.

•	Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

•	The market price of our common shares may be volatile, which could result in substantial losses for investors who purchase our shares; and the volatility in the stock prices of other companies may contribute to volatility in our stock price.

•	A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to further price volatility in our common shares.

•	Our common shares could be delisted from Nasdaq, which could affect their market price and liquidity.

•	Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors.

•	We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

•	Provisions of our articles of incorporation and bylaws may have anti-takeover effects, which could depress the trading price of our common shares.

•	We are subject to Marshall Islands corporate law, which is not well-developed.

•	Increases in interest rates may cause the market price of our shares to decline.

•	The public market may not continue to be active and liquid enough for our shareholders to resell our common shares in the future.

Risks relating to Our Industry

The international dry bulk shipping industry is cyclical and volatile.

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. Since the early part of 2009, rates have been volatile and low, relative to previous years. In the beginning of 2020, the rates continued to drop and came close to the all-time low, but substantially rebounded in 2020 and continued to increase in 2021, reaching in October 2021 the highest point since 2008. In 2022 the rates remained volatile reaching a peak during the second quarter, followed by a decreasing trend the next two quarters and remain at fairly depressed levels in the beginning of 2023. Currently eight of our vessels are chartered on short-term time charters or on the spot market, and we are exposed, therefore, to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from an all-time high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 on February 10, 2016. The BDI remained significantly depressed from 2008-2019. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. In 2022, the BDI ranged from a low of 965 on August 31, 2022 to a high of 3,369 on May 23, 2022. During calendar year 2023 to March 14, 2023, the BDI has ranged from a high of 1,587 (on March 14, 2023) to a low of 601 (on February 7, 2023).

The decline and volatility in charter rates in the dry bulk market also affects the value of our dry bulk vessels, which generally follows the trends of dry bulk charter rates, and earnings on our charters, and similarly affects our cash flows, liquidity and compliance with the covenants contained in our loan arrangements.

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

Continuing war and recent developments in Ukraine, the Middle East, including tensions between the U.S. and Iran, as well as other geographic countries and areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between Russia and Ukraine, China and Taiwan, or the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. Additionally, continuing concerns relating geopolitical events such as the previous withdrawal of the U.K. from the European Union, or Brexit and concerns regarding any lingering effects of the COVID-19 pandemic or the emergence of other viral outbreaks have led to increased volatility in global credit and equity markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The IMO’s extraordinary council session held on March 10-11, 2022 addressed the impacts on shipping and seafarers, as a result of the war in Ukraine. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

As a result of the conflict between Russia and Ukraine, Switzerland, the United States, the European Union, the United Kingdom and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above historical pricing. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the dry bulk market and the world economy. While we do not have any Ukrainian or Russian crew and our vessels currently do not sail in the Black Sea, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

Brexit further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.

Further, as a result of the economic situation in Greece, which has been slowly recovering from the sovereign crisis and the related austerity measures implemented by the Greek government and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece could disrupt the shoreside operations of our Manager located in Greece.

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

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

An over-supply of dry bulk carrier capacity may depress charter rates.

An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the short-term or spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In addition, a material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends. An uptick in charter rates generally discourages scrapping older vessels, but recent regulatory actions have increased the economic incentive to scrap certain older vessels. Accordingly, it remains to be seen in 2023 whether the number of worldwide dry bulk carrying capacity, net of scrapped vessels, will increase.

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

Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and increased management costs and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast water, recycling of vessels, maintenance and inspection, elimination of tin-based paint, development and implementation of safety and emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For instance, the International Maritime Organization (“IMO”) global 0.5% sulphur cap on marine fuels came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). Our vessels require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. In addition, on January 1, 2023, regulations came into force that aim to reduce carbon emissions from both new and existing ships as measured by two main energy efficiency indicators. Ships that fail to comply with the these 2023 regulations may be subject to penalties and require modifications to the ship to ensure compliance. It is difficult to determine the cost, if any, until our ships’ performance is measured in accordance with these new regulations. If our ships fail to comply with the IMO 2023 regulations or otherwise do not have good performance, this can result in penalties and require modifications to the ship to ensure compliance. Any such modifications may be costly and those ships will be offhire during any period of modification. These and other costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of the vessel to develop, implement and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and protection of the environment and describing procedures for dealing with emergencies. Further details in relation to the ISM Code are set out below in the section headed “Environmental and Other Regulations.” The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, and, if the implementing legislation so provides, to criminal sanctions, may invalidate or result in the loss of existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. In addition, if we fail to maintain ISM Code certification for our vessels, we may also breach covenants in our CIT Loan Facility that require that our vessels be ISM-Code certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lender could accelerate our indebtedness and foreclose on the vessels in our fleet securing the CIT Loan Facility. As of the date of this annual report on Form 20-F, each of our vessels is ISM Code-certified.

Climate change and greenhouse gas restrictions.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulphur cap on marine fuels which came into force on January 1, 2020. Our vessels do not have scrubbers and use low-sulphur fuel instead, and now may require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. In addition, charterers may focus on how environmentally friendly our vessels are, generally, and our rates may be adjusted downwards accordingly.

We discuss this further in this annual report on Form 20-F. See “Item 4.B. Business Overview—Environmental and Other Regulations—Regulations to Prevent Pollution from Ships” and “Item 3.D. Risk Factors—Risks Relating to our Industry—Our industry is subject to complex laws and regulations.”

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task was delegated under the Kyoto Protocol to the IMO for action), which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected, which could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

Pending and future tax law changes may result in significant additional taxes to us.

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

In addition to charter parties, we may, among other things, enter into contracts for the sale or purchase of secondhand dry bulk vessels or shipbuilding contracts for newbuildings, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going dry bulk shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

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

The operation of certain vessel types, such as dry bulk vessels, also carry certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk vessels may lead to the flooding of the vessels holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

Fuel is a significant, if not the largest, expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel has or may become much more expensive in the future, including as a result of the developments in Ukraine and the sanctions against Russia, the imposition of sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

As a result of the sulfur oxide emissions limits, because we do not have scrubbers on our vessels, our vessels require pricier low-sulfur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. This could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate or manage are classed by one of the major classification societies, including Nippon Kaiji Kyokai (Class NK), DNV GL, Lloyds and ABS. Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, certain covenants in the CIT Loan Facility or future credit arrangements may be triggered, including as a result of the vessel being unable to trade between ports and being unemployable. Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

A further economic slowdown or changes in the economic, regulatory and political environment in the Asia Pacific region could reduce dry bulk trade demand.

A significant number of the port calls made by our vessels involve the transportation of dry bulk products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region or changes in the regulatory environment, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies as measured by gross domestic product, or GDP, which had a significant impact on shipping demand. China's GDP growth rate for the year ended December 31, 2022 was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns, which was a marked decline from 8.1% for the year ended December 31, 2021. In addition, China previously imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future.

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

Our business may be adversely affected by the lingering effects of COVID-19 and the reimposition of governmental responses to the virus, which has introduced uncertainty into our operational and financial activities and has negatively impacted, and may continue to impact negatively, global economic activity. Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur. Many nations worldwide have significantly eased or eliminated restrictions that were enacted at the outset of the outbreak of COVID-19. The United States has announced that it will terminate the COVID-19 national emergency and public health emergency that was put in place in 2020. Notably, the Chinese government removed its zero-COVID policy in December 2022, although China is now facing a sudden surge in COVID cases after easing the lockdown restrictions nationwide. WHO officials had expressed hope that COVID-19 might be entering an endemic phase by early 2023, but the continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the global economy and the rate environment for tanker and other cargo vessels may deteriorate and our operations and cash flows may be negatively impacted.

Average charter rates for dry bulk vessels, as measured by the Baltic Dry Index, improved significantly in 2021 and part of 2022 since the second quarter of 2020, but has reduced in the beginning of 2023; the underlying reasons for this improvement, such as tight supply lines, increased demand for bulk commodities on the back of firmly rebounding industrial activity, increased demand for containerized cargo due to increased consumption mainly from developed countries, and newbuild construction being put on hold due to the pandemic, has somewhat reversed, which could negatively impact our business. Over time, the incidence of COVID-19 and its variants has diminished although periodic spikes in incidence occur. Consequently, restrictions imposed by various governmental health organizations may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants emerge. Negative impacts could occur, even after the pandemic itself diminishes or ends. It is difficult to predict what impact a resurgence of COVID-19 or the occurrence of another pandemic and resultant government measures may have on our business. The duration of scheduled repairs could exceed our estimates, causing our vessels to remain off-hire for longer periods than planned or to miss scheduled employment. We may face increased costs operating our vessels due to travel restrictions and quarantine requirements. Possible delays due to quarantine of our vessels caused by viral infections of our crew or other related disruptions may lead to the termination of charters leaving our vessels without employment. It is also possible that the companies that charter our vessels may be materially impacted by the effects of the COVID-19 or another virus outbreak and therefore may default on their charters or seek to restructure the terms of their charters (which are legally binding).

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

Since January 1, 2020 the IMO regulations have required vessels to comply with a global cap on the sulphur in fuel oil used on board of 0.5%, down from the previous 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulphur fuels on board, which costs more than higher sulphur fuel; (ii) installing scrubbers for cleaning of the exhaust gas (which we have not done to any of our vessels); or (iii) by retrofitting vessels to be powered by liquefied natural gas (which we have not done to any of our vessels), which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. It is unclear how the new emissions standard will affect the employment of our vessels, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. Over time, however, it is possible that ships not retrofitted to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

A downturn in the worldwide economy may harm our business.

Downturns in the worldwide economy, due to inflation, geopolitics, major central bank policy actions including interest rate increases, public health crises, or other factors, have harmed our business in the past and future downturns could also adversely affect our business. Adverse economic conditions affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our ships. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. A deterioration of conditions in worldwide credit markets could limit our ability to obtain external financing to fund our operations and capital expenditures. In addition, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. During an inflationary period, such as one we are currently experiencing, the SOFR or similar reference rate will generally be increased, thus costing us more money to service our debt obligations and reducing our net revenues. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, or financial condition.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 6.5% in December 2022 compared to the prior year, driven in large part by increases in energy costs. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results.

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

Our vessels are manned by masters, officers and crews (totaling 192 as of December 31, 2022). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

Company-Specific Risk Factors

The market values of our vessels have fluctuated and have from time to time triggered certain financial covenants under our existing and potentially future loan and credit facilities.

The market value of dry bulk vessels has generally experienced high volatility. The market prices for secondhand and newbuilding dry bulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. In particular, as of March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $4.6 million. However, the market value of our vessels increased the subsequent years and we did not recognize any impairment loss on our vessels in 2021 and 2022.

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

Our loan agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), which we refer to as our CIT Loan Facility, is secured by mortgages on seven of our vessels, and requires us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity. Our previous loan facilities had similar requirements, and we expect any future loan agreements to have similar collateral requirements and provisions. Since the middle of 2008 through part of 2021, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases led to a decline in the market values of our vessels, which have increased since that time. However, we cannot predict when and if vessel values will again start to decline.

As of December 31, 2022, we satisfied the covenants included in our CIT Loan Facility. For a more detailed discussion see “Item 5.B Liquidity and Capital Resources—Indebtedness” and Note 11 in the Consolidated Financial Statements included herewith.

Further declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current or future loan arrangements. If we breach the financial and other covenants under the CIT Loan Facility, our lenders could accelerate our indebtedness and foreclose on vessels in our fleet, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and for Globus Maritime to pay dividends.

For a more detailed discussion on our loan covenants and cross-default provisions, see “Item 5.B Liquidity and Capital Resources—Indebtedness.”

If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be agreed at a value lower than the vessel’s depreciated book value as in our consolidated financial statements at that time, resulting in a loss and a respective reduction in earnings. If the market values of our vessels decrease, such decrease and its effects could have a material adverse effect on our business, financial condition, results of operations and ability for Globus Maritime to pay dividends.

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

There can be no assurance that we will obtain waivers and deferrals from our lenders in the future, if needed, as we have obtained in the past. We are currently in compliance with all applicable financial covenants under our CIT Loan Facility. For more information regarding our current loan facilities, see please see “Item 5.B. Liquidity and Capital Resources.”

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

We may finance future fleet expansion with additional secured indebtedness. In May 2021, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of a loan agreement with EnTrust, which we refer to as the EnTrust Loan Facility. In August 2022, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel Orion Globe and for general corporate and general working capital purposes. The CIT Loan Facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the CIT Loan Facility now bears interest at Term SOFR plus a margin of 3.35%.

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

We currently charter most of the vessels we own on the short-term charter market. The short-term or spot charter market is highly competitive and short-term or spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the short-term or spot market may enable us to benefit if industry conditions strengthen, we must consistently procure short-term or spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for short-term or spot charters and to the off-hire periods including ballast passages. Rates within the short-term or spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future short-term or spot rates will be sufficient to enable the vessels to be operated profitably. A significant decrease in charter rates would affect value and further adversely affect our profitability, cash flows and ability to pay dividends. Furthermore, we have in the past, and may in the future, employ our vessels on index-linked time charters, which may have similar fluctuations in hire as short-term or spot charters. We cannot give assurances that future available short-term. spot charters or index-linked charters will enable us to operate our vessels profitably.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the short-term or spot market and on bareboat charters and long-term or fixed-hire or index-linked hire time charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing short-term or spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us. We may, for example, seek to employ a greater portion of our fleet on the short-term, spot market or index-linked time charters or on fixed-hire time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long-term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Accordingly, our mix between short-term or spot charters,longer-term charters and index-linked charters changes from time-to-time. When our ships are not all on the short-term or spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

We and our Manager have developed relationships with a number of international charterers, vessel brokers, financial institutions, insurers and shipbuilders. We have also developed a network of relationships with vessel brokers who help facilitate vessel charters and acquisitions.

Although time charters with durations of one to five years may provide relatively steady streams of revenue, if our vessels were committed to such charters they may not be available for re-chartering or for short-term or spot market voyages when such employment would allow us to realize the benefits of comparably more favorable charter rates. In addition, in the future, we may not be able to enter into new time charters on favorable terms. The dry bulk market is volatile. While charter rates are presently generally above our operating expenses, in the past charter rates have declined below operating costs of vessels. If we are required to enter into a charter when charter rates are low, employ our vessels on the short-term or spot market during periods when charter rates have fallen, have index linked charters when rates are low, or we are unable to take advantage of short-term opportunities on the spot or charter market, our earnings and profitability could be adversely affected. We cannot assure you that future charter rates will enable us to cover our costs, operate our vessels profitably or to pay dividends, or all of them.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

We conduct a substantial amount of business in China.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial portion of our business in China or with Chinese counterparties. For example, we enter into charters with Chinese customers, which charters may be subject to new regulations in China. We may, therefore, be required to incur new or additional compliance or other administrative costs, and pay new taxes or other fees to the Chinese government. Although the charters we enter into with Chinese counterparties are not governed by Chinese law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English or U.S. court (or other non-Chinese court) in China.

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

In the recent depressed dry bulk market conditions, there have been numerous reports of charterers renegotiating their charters or defaulting on their obligations under their charters. If a current or future charterer defaults on a charter, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract, although such efforts may not be successful and for short-term charters may cost more to enforce than the potential recovery. We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to the terms of our current charters or at all. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, this may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

Contracts for newbuilding vessels present certain economic and other risks.

Three of our subsidiaries have contracts for the construction of three Ultramax for anticipated delivery in 2024. We may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While two of those three contracts have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties.

Delays in the delivery of these vessels, or any newbuilding or secondhand vessels our subsidiaries may agree to acquire, could delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving countries in east Asia; weather interference or catastrophic events, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom our commercial managers arrange charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand or a dispute with the shipyard building the vessel.

The aging of our fleet may result in increased operating costs in the future.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2022 and 2021, the weighted average age of the vessels in our fleet was 11.2 and 10.2 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2018. As our fleet ages, we will incur increased costs to operate and maintain the vessels. Older vessels are typically less fuel efficient and cost more to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

In addition, if we enter a newbuilding or secondhand purchase contract, we may seek to terminate the contract due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction or purchase and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated newbuilding contract, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement.

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

The tax residents of Greece who receive dividends from such shipowning or their holding companies are taxed at 5% on the dividends which they receive and which they import into Greece, not being liable to any other taxation for these, which include those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad.

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

We expect that a limited number of financial institutions will hold our cash including financial institutions that may be located in Greece and the United States.

We expect that a limited number of financial institutions will hold all of our cash, including some institutions located in Greece and the U.S. Our bank accounts are with banks in Switzerland, the U.S. and Greece. Of the financial institutions located in Greece, none are subsidiaries of international banks. Depending on our cash balance in any our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default by these financial institutions.

For example, a substantial amount of cash is currently held in U.S. banking institutions. While the U.S. Federal Deposit Insurance Corporation provides deposit insurance of $250,000 per depositor, per insured bank, the amounts that we have in U.S. banks far exceeds that insurance amount, and therefore if the U.S. government does not impose measures to protect depositors, in the event the bank in which our funds are located fails, we may lose all or a substantial portion of our deposits. In addition, our bank accounts held in Swiss banking institutions are used for daily commercial transactions. Esisuisse, a self-regulatory organisation for banks in Switzerland, guarantees that it will cover protected deposits as part of the self-regulation of Swiss banks and securities firms which provides deposit insurance against loss up to the amount of CHF 100,000. The deposits we have in Swiss banks exceeds that insurance amount and therefore if the Swiss government does not impose measures to protect depositors, in the event the bank in which our funds are located fails, we may lose all or a substantial portion of our deposits. In addition, in the event any of our banks do not allow us to withdraw funds in the time and amounts that we want, we may not timely comply with contractual provisions in any of our contracts or our salary obligations, among other things.

The occurrence of any default of any of our banks could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

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

Under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. In addition, management may not conclude that our internal control over financial reporting is effective if a material weakness exists in our internal control over financial reporting. If in such annual reports on Form 20-F our management cannot provide a report as to the effectiveness of our internal control over financial reporting or, when applicable, our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common shares.

Unless we set aside reserves or are able to raise or borrow funds for vessel replacement, at the end of a vessel’s useful life our revenues will decline.

As of December 31, 2022 and December 31, 2021, the vessels in our current fleet had a weighted average age of 11.2 and 10.2 years, respectively. Our oldest vessel was built in 2005, and our youngest vessel was built in 2018. Unless we maintain reserves or are able to raise or borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

We depend upon a few significant customers for a large part of our revenues.

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2022, 2021 and 2020, we derived substantially all of our revenues from approximately 37, 23 and 29 customers, respectively, and approximately 39%, 47% and 31%, respectively, of our revenues during those years were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2022, 2021 and 2020 we incurred approximately 30%, 31% and 25%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our results from operations. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

If volatility in the Secured Overnight Financing Rate, or SOFR, occurs, it could affect our profitability, earnings and cash flow.

The interest rates borne by the CIT Loan Facility fluctuates with changes in SOFR (which replaced the previously used LIBOR), which fluctuations would affect the amount of interest payable on those debts, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. CIT Loan Facility now bears interest at Term SOFR, which is a forward looking term SOFR, plus a margin of 3.35%.

In order to manage our exposure to interest rate fluctuations under SOFR, or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

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

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, Syria, North Korea, Russia, and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies. The imposition of economic sanctions on Russian persons, first imposed in March 2014 and further in 2022, is an example of economic sanctions with a potentially widespread and unpredictable impact on shipping. Certain of our charterers or other parties with whom we have entered into contracts regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. government, the European Union and/or other international bodies relating to the annexation of Crimea by Russia in 2014 and the current conflict in Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

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

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Cuba, North Korea, and Syria. It is also possible for us to call on a port in Russia. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

On March 12, 2019, the Council of the European Union published a list of “non-cooperative jurisdictions” for tax purposes in which the Republic of the Marshall Islands, among others, was placed by the E.U. on this list for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council of the European Union on October 10, 2019 that the Marshall Islands had been removed from that list, but was put back on the list in February 2023. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits certain E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

We do not know: if the E.U. will remove the Marshall Islands from the list of non-cooperative jurisdictions, or add Malta to that list; how quickly the E.U. would react to any changes in legislation of the Marshall Islands or Malta; or how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

We redomiciled into the Marshall Islands and our subsidiaries are incorporated under the laws of the Marshall Islands or Malta, we have limited operations in the United States, and we maintain limited assets, if any, in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. The Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would accept, or be entitled to accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

Risks Relating to our Common Shares

Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

Our stock price has been volatile recently. The closing price of our common shares within 2022 has ranged from a peak of $2.57 on April 20, 2022 to a low of $1.05 on December 30, 2022, representing a decrease of 59%. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate. Our stock price was $1.10 on March 15, 2023.

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

• general economic, industry and market conditions; and

• other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, including worldwide pandemics similar to the COVID-19 pandemic, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

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

We may issue additional common shares or other equity securities of equal or senior rank in the future without shareholder approval for cash or in connection with, among other things, future vessel acquisitions, the repayment of outstanding indebtedness, and the conversion of convertible financial instruments.

Our issuance of additional common shares or other equity securities of equal or senior rank in these situations would have the following effects:

· our existing shareholders’ proportionate ownership interest in us would decrease;

· the proportionate amount of cash available for dividends payable on our common shares could decrease;

· the relative voting strength of each previously outstanding common share could be diminished; and

· the market price of our common shares could decline.

In addition, we may be obligated to issue, upon exercise or conversion of outstanding agreements and warrants pursuant to the terms thereof:

·	388,700 common shares issuable upon the exercise of outstanding Class A Warrants (at an exercise price of $35.00 per share) which expire in June 2025;

·	458,500 common shares issuable upon exercise of outstanding June PP Warrants (at an exercise price of $18.00 per share) issued in a private placement that closed on June 30, 2020 and expire in December 2025;

·	833,333 common shares issuable upon exercise of outstanding July PP Warrants (at an exercise price of at $18.00 per share) issued in a private placement that closed on July 21, 2020 and expire in January 2026;

·	1,270,587 common shares issuable upon exercise of the December 2020 Warrants (at an exercise price of $6.25 per share) which expire in June 2026;

·	1,950,000 common shares issuable upon the exercise of the January 2021 Warrants (at an exercise price of $6.25 per share) which expire in July 2026; and

·	4,800,000 common shares issuable upon the exercise of the February 2021 Warrants (at an exercise price of $6.25 per share) which expire in August 2026.

·	10,000,000 common shares issuable upon the exercise of the June 2021 Warrants (at an exercise price of $5.00 per share) which expire in December 2026.

In addition:

•	We historically issued, on a quarterly basis, common shares to certain of our directors, although we have changed our compensation arrangements with directors to pay only cash.

•	We have issued an aggregate of 10,300 of our Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, which shares have 25,000 votes per share, subject to maximum voting rights of 49.99%.

Our issuance of additional common shares upon the exercise of such warrants and agreements would cause the proportionate ownership interest in us of our existing shareholders, other than the exercising warrant or agreement holder, to decrease; the relative voting strength of each previously outstanding common share held by our existing shareholders to decrease; and, depending on our share price when and if these warrants are exercised, may result in dilution to our shareholders. Because we are a foreign private issuer, we are not bound by Nasdaq rules that require shareholder approval for issuances of our securities. We therefore can issue securities in such amounts and at such times as we feel appropriate, all without shareholder approval. See “Item 16G. Corporate Governance.”

Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of our common shares and may do so in the future. Shares to be issued pursuant to the exercise of our outstanding warrants could cause the market price of our common shares to decline and could have an adverse effect on our earnings per share. In addition, future sales of our common shares or other securities in the public or private markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

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

Our common shares have experienced price and volume fluctuations and may continue to experience volatility in the future. The closing price of our common shares within 2022 has ranged from a peak of $2.57 on April 20, 2022 to a low of $1.05 on December 30, 2022, representing a decrease of 59%. You may not be able to sell your shares quickly or at the latest market price if trading in our stock is not active or the volume is low. Some of the factors that may cause the market price of our common shares to fluctuate include:

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

●       market conditions in the shipping industry and dry bulk sector; and

●       general economic, industry, and market conditions.

On December 30, 2022, the closing price of our common shares on the Nasdaq Capital Market was $1.05 per share, as compared to $1.10, which was the closing price on March 15, 2023 . In addition, there has been volatility for our intra-day common share price. For example, the high and low intra-day prices on March 7, 2022 were $2.59 and $2.02, respectively, and the high and low intra-day prices on October 5, 2022 were $1.74 and $1.30, respectively. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1 million and net income from continuing operations of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market, or Nasdaq. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. We have received in the past, and most recently on March 6, 2020, received a written notification from Nasdaq, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for Nasdaq, as set forth in Nasdaq Listing Rule 5450(a)(1). We were able to regain compliance within the grace period prescribed pursuant to a reverse stock split effective October 21, 2020. We discuss this reverse stock split and others further in this annual report on Form 20-F. See “Item 4.A. History and Development of the Company— History relating to our shares.” In such event, Nasdaq rules permit us to appeal any delisting determination to a Nasdaq Hearings Panel. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares may breach our CIT Loan Facility, which contains cross default provisions, and the purchase agreement pursuant to which we sold some of our outstanding warrants. There could also be adverse tax consequences—please read “Item 10.E Taxation – United States Tax Considerations - United States Federal Income Taxation of United States Holders – Distributions” for further information.

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

We may also enter into new financing or other agreements that may restrict our ability to pay dividends even without an event of default or make it less desirable for us to do so. In addition, we may pay dividends to the holders of our preferred shares prior to the holders of our common shares, depending on the terms of the preferred shares.

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

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline. If the relevant SOFR increases, then our payments pursuant to certain existing loan will increase. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Item 4.  Information on the Company

A.  History and Development of the Company

History relating to our shares and certain financings

We originally incorporated as Globus Maritime Limited on July 26, 2006 pursuant to the Companies (Jersey) Law 1991 (as amended) and began operations in September 2006. Following the conclusion of our initial public offering on June 1, 2007, our common shares were listed on the London Stock Exchange’s Alternative Investment Market, or AIM, under the ticker “GLBS.L.” On July 29, 2010, we effected a 1-4 reverse stock split, with our issued share capital resulting in 7,240,852 common shares of $0.004 each. (These figures do not reflect the 1-4 reverse stock split which occurred in October 2016, the 1-10 reverse stock split which occurred in October 2018 or the 1-100 reverse stock split which occurred in October 2020.)

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

On April 11, 2016, our common shares began trading on the Nasdaq Capital Market and ceased trading on the Nasdaq Global Market.

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

Interest on drawn and outstanding amounts was charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee was charged on the amounts remaining available and undrawn. Interest was payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest was charged. We had also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price would have equaled the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00. On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility of approximately $863,000. This facility expired by its terms on October 31, 2021.

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

On June 22, 2020, we completed a public offering of 342,857 units of the Company. Each unit consisted of one common share and one Class A Warrant to purchase one common share (a “Class A Warrant”), for $35 per unit. At the time of the closing, the underwriters exercised and closed a part of their over-allotment option, and purchased an additional 51,393 common shares and Class A Warrants to purchase 51,393 common shares.

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

On June 29, 2021, we issued (a) 8,900,000 common shares, (b) pre-funded warrants to purchase 1,100,000 common shares, and (c) warrants (the “June 2021 Warrants”) to purchase 10,000,000 common shares at an exercise price of $5.00 per share, which may be exercised at any time prior to 5:00 PM New York time on December 29, 2026. The pre-funded warrants have all been exercised. No June 2021 Warrants have been exercised as the date hereof.

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

From June 22, 2020 to date hereof, we have issued 5,550 common shares pursuant to exercises of outstanding Class A Warrants. As of the date of this annual report, no June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, February 2021 Warrants or June 2021 Warrants have been exercised.

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

On May 10, 2021, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. This loan facility is referred to as the CIT loan facility. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility. In August 2022, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. Following the agreement reached in August 2022 the benchmark rate was amended from LIBOR to Term SOFR and the applicable margin was decreased from 3.75% to 3.35%.

As of December 31, 2022, our issued and outstanding capital stock consisted of 20,582,301 common shares and 10,300 Series B preferred shares.

Recent history relating to our ships

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

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient dry bulk carrier with a carrying capacity of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which we intend to finance with a combination of debt and equity. In May 2022 we paid the first installment of $7.4 million and in March 2023 we paid the second installment of $3.7 million.

On May 13, 2022, we signed two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which we intend to finance with a combination of debt and equity. In May 2022 we paid the first installment of $13.8 million and in November 2022 paid the second installment of $6.9 million for both vessels under construction.

Our fleet is currently comprised of a total of nine dry bulk vessels consisting of four Kamsarmaxes, one Panamax and four Supramaxes, and we have contracted for the construction of three additional Ultramaxes. The weighted average age of the vessels we owned as of December 31, 2022 was 11.2 years, and their carrying capacity was 626,257 dwt.

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. We expect the sale to occur in the second quarter of 2023.

General

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

B.  Business Overview

We are an integrated dry bulk shipping company, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. We intend to grow our fleet through timely and selective acquisitions of modern vessels or acquisition through construction of new vessels in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

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

In addition to the above vessels, we have contracted for the construction of three additional Ultramaxes. See “Item 4.A. History and Development of the Company.”

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. We expect the sale to occur in the second quarter of 2023.

Employment of our Vessels

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the short-term or spot market and on long-term charters and index-linked charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing short-term or spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us. We may, for example, seek to employ a greater portion of our fleet on the short-term or spot market or on time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long-term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Finally, the index-linked charters reflect similar rate volatility as spot/voyage rates, although the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates. Accordingly, our mix between short-term or spot charters, longer-term charters and index-linked charters changes from time-to-time. When our ships are not all on the short-term or spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

We and our Manager have developed relationships with a number of international charterers, vessel brokers, financial institutions, insurers and shipbuilders. We have also developed a network of relationships with vessel brokers who help facilitate vessel charters and acquisitions.

On the date of the filing of this annual report on 20-F, eight of our vessels were employed on short-term time charters, of which two are index-linked.

 Each of our vessels travels across the world and not on any particular route. The charterers of our vessels, whether time, bareboat or on the spot market, select the locations to which our vessels travel, subject to any restrictions under terms of employment.

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

Basic Hire Rate and Term

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable semi-monthly or 15 days, in advance, in U.S. dollars as specified in the charter. A hire rate can be fixed or index-linked, with the latter reflecting similar rate volatility as spot/voyage rates, although the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During the 2022 year, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own are eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2022, we paid commissions ranging from 5% to 6.25% relevant to each time charter agreement then in effect.

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

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to operators, trading houses (including commodities traders), shipping companies and producers and government-owned entities and generally avoid chartering our vessels to companies we believe to be speculative or undercapitalized entities. Since our operations began in September 2006, our customers have included Hyundai Glovis Co. Ltd., Dampskibsselskabet NORDEN A/S, NYK Bulk & Projects Carriers Ltd. and Olam Global Agri Pte Ltd. In addition, during the periods when some of our vessels were trading on the spot market, they have been chartered to charterers such as Cargill International SA, Oldendorff GmbH & Co KG, Western Bulk Pte. Ltd., Ausca Shipping HK Limited and others, thus expanding our customer base.

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

➢     Ultramax. Ultramax vessels are medium-sized vessels. Larger than Supramax vessels, they have a carrying capacity generally between 60,000 to 65,000 dwt.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short-term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2020. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. In 2022, the BDI ranged from a low of 965 on August 31, 2022 to a high of 3,369 on May 23, 2022.

During calendar year 2023 to date, the BDI has ranged from a high of 1,587 (on March 14, 2023) to a low of 601 (on February 7, 2023).

Vessel Prices

Newbuilding vessel prices generally fell as part of the sudden and steep decline in freight rates after August 2008, and continued to gradually decline, but started to increase in 2021 (although not at the 2008 levels) although have fallen in the latter half of 2022 and in the beginning of 2023.

In broad terms, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. As with newbuild prices, secondhand vessel values have continued to gradually decline since August 2008 until 2021, when they started to increase, although have fallen in the latter half of 2022 and in the beginning of 2023.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r), as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain other sanctioned parties. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2022 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act. Because the term “affiliate” is broadly interpreted pursuant to Exchange Act Rule 12b-2, certain activities that occurred during the fiscal year ended December 31, 2022 may be deemed to have been conducted by one of our affiliates.

In 2022, our vessels did not call on any port call in Iran.

However, in 2022, the vessels Eolos Angel and Eolos G each a vessel that is owned by an entity that may be affiliated with our chairman, Mr. George Feidakis, and therefore each vessel may be an affiliate of ours, made calls to Iran. Based on information provided to us, the Eolos Angel made calls to (1) the port of Bandar Imam Khomeini on February, 2022, discharging corn, and remained in that port during 2022 for 31.5 days, pursuant to a time charter with an unaffiliated third party charterer at a gross rate of $24,750 per day, (2) the port of Bandar Imam Khomeini on June, 2022, discharging soya beans, and remained in that port during 2022 for 20 days, pursuant to a time charter with an unaffiliated third party charterer at a gross rate of $24,750 per day, and (3) the port of Bandar Imam Khomeini on October, 2022, discharging corn, and remained in that port during 2022 for 8.6 days. The Eolos G made calls to (1) the port of Bandar Imam Khomeini on February, 2022, discharging soya beans, and remained in that port during 2022 for 27.5 days, pursuant to a time charter with an unaffiliated third party charterer at a gross rate of $35,000 per day, and (2) the port of Bandar Imam Khomeini on June, 2022, discharging corn, and remained in that port during 2022 for 18 days, pursuant to a time charter with an unaffiliated third party charterer at a gross rate of $35,000 per day. The United States maintains broad authorizations and exceptions that allow for the sale of agricultural commodities and food to Iran. The position is similar under the relevant EU Regulations. As part of the charter arrangements between the vessel owner and third-party charterers or sub-charterers, the vessel owner or its manager may pay fees and expenses related to the port calls made in Iran through a private third-party agent in Iran appointed by the third-party charterer or sub-charterer. Globus Maritime Limited and its subsidiaries did not earn any income from this activity and did not control this activity.

Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that our vessels will not, from time to time in the future on charterer's instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

We currently have no intention to charter our vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran. In addition, our affiliate has informed us that it currently has no intention to continue to charter its vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All the vessels that we own and operate are certified as being “in class” by Nippon Kaiji Kyokai (Class NK), DNV GL, Lloyds or ABS. Typically, all new and secondhand vessels that we purchase must be certified “in class” prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. If “in water survey” notation is assigned, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned and other requirements as stipulated by class rules permit, dry docking required as part of an Intermediate Survey may be carried out “in lieu” thereby achieving a higher utilization for the relevant vessel. As per rules each vessel must dry dock twice within a five year cycle.

One drydock must coincide with the special survey while the time distance between two dry docks must not exceed 36 months. We budget 40 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	August 2025	August 2027	Class NK
m/v Sky Globe	November 2024	November 2024	Class NK
m/v Star Globe	May 2025	May 2025	DNV GL
m/v Moon Globe	November 2025	November 2025	Class NK
m/v Sun Globe	November 2025	August 2027	ABS
m/v Galaxy Globe	October 2023	October 2025	Class NK
m/v Power Globe	October 2024	June 2026	Class NK
m/v Orion Globe	April 2023	March 2025	Class NK
m/v Diamond Globe	May 2023	May 2023	Lloyds

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

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), port state control, charterers and particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The purpose of the ISM Code is to provide an international standard for the safe management and operation of vessels and for pollution prevention. Under the ISM Code, the party with operational control of a vessel is required to develop, implement and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and protecting the environment and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate issued after verification that the vessel’s operator and its shipboard management operate in accordance with the approved safety management system and evidence that the vessel complies with the requirements of the ISM Code. No vessel can obtain a Safety Management Certificate unless its operator has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facility Security Code, or ISPS Code, which sets out measures for the enhancement of security of vessels and port facilities. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.

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

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil with a lower cap on the sulphur content applicable inside special areas, the “Emission Control Areas” or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the US Caribbean Sea area. Recently the IMO approved a proposal for a new ECA in the Mediterranean to apply from 1 July 2025 such that the sulphur content of marine fuels does not exceed 0.1%. The global cap on the sulphur content of fuel oil was reduced to 0.5% as of January 1, 2020, regardless of whether a ship is operating outside a designated ECA. From January 1, 2015 the cap on the sulphur content of fuel oil for vessels operating in ECAs has been 0.1%. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel”, and pertaining to the sampling and testing of onboard fuel oil, which became effective in 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Annex VI also provides for progressive reductions in NOx emissions from marine diesel engines installed in vessels. Limiting NOx emissions is set on a three tier reduction, the final tier (“Tier III”) applying to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the US Caribbean Sea ECA, and to engines installed on vessels constructed on or after January 1, 2021 and which operate in the Baltic Sea ECA or the North Sea ECA. The Tier III requirements would also apply to engines of vessels operating in other ECAs as may be designated in the future by the IMO’s Marine Environment Protection Committee (or MEPC) for Tier III NOx control. The Tier III requirements do not apply to engines installed on vessels constructed prior to January 1, 2021, if they are of less than 500 gross tons, of 24 meters or over in length, and have been designed and used solely for recreational purposes. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

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

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions; effective January 2023, the Revised MARPOL Annex VI includes requirements for ships to calculate their Energy Efficiency Existing Ship Index, or “EEXI,” following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating, or “CII.” MEPC 76 also adopted guidelines to support implementation of the amendments. The EEXI measures apply to newbuild ships and all existing ships above 400 GT and CII requirements apply to all ships of 5000 GT or above. This means that the first annual reporting will be completed in 2023, with the first rating awarded in 2024. The CII regulations state that a ship rated D for three consecutive years, or E for one year, will be required to submit a corrective action plan showing how C or above will be achieved.

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

In 2023, amendments to the Anti-fouling Convention will come into effect and will include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing that substance starting January 1, 2023. The amendments require ships to remove this substance, or apply a coating to anti-fouling systems with this substance, at the next scheduled renewal of the anti-fouling system after January 1, 2023.

Other International Regulations to Prevent Pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from vessels.

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention, which entered into force on September 8, 2017, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of vessels’ ballast water and sediments. The BWM Convention’s implementing regulations require vessels to conduct ballast water management in accordance with the standards set out in the convention, which include performance of ballast water exchange in accordance with the requirements set out in the relevant regulation and the gradual phasing in of a ballast water performance standard which requires ballast water treatment and the installation of ballast water treatment systems on board the vessels. Under the BWM Convention, vessels are required to implement a Ballast Water and Sediments Management Plan, carry a Ballast Water Record Book and an International Ballast Water Management Certificate. Pursuant to the BWM Convention amendments that entered into force in October 2019, ballast water management systems (“BWMSs”) installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The U.S. Coast Guard has approved a number of BWMS. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in June 2022.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. The Proposals are not yet in final form and may be subject to amendment. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024-2026. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Whilst the FuelEU Maritime Regulation is still being negotiated, Maritime ETS deal was reached in December 2022 and the final legal text is expected to be published in the coming months.

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

The OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. On December 23, 2022, the USCG adjusted the limits of OPA liability for a non-tank vessel, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023, and will become effective on March 20, 2023. The revised WOTUS rule replaces the 2020 Navigable Waters protection Rule and generally reflects an expansion of the CWA jurisdiction.

The EPA enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA had designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, including limits applicable to specific discharge streams, such as deck runoff, bilge water and gray water. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018, and establishes a new framework for the regulation of vessel incidental discharges under the CWA. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings, but a final rule has not been promulgated. The new regulations could require the installation of new equipment. Under VIDA, all provisions of the 2013 Vessel General Permit remain in force and effect as currently written until the EPA publishes standards and the corresponding U.S. Coast Guard regulations are published.

Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states, including California, have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

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

C.  Organizational Structure

Globus Maritime Limited is a holding company. As of the date of this annual report, Globus wholly owns ten operational subsidiaries, nine of which are Marshall Islands corporations and one of which is incorporated in Malta. Nine of our operational subsidiaries each own one vessel, and one of our operational subsidiaries is our Manager and does not own any vessels. Our Manager provides the technical and day-to-day commercial management of our fleet and our financial reporting. Our Manager provides consultancy services to an affiliated ship management company. Our Manager maintains ship management agreements with each of our vessel-owning subsidiaries. In addition, three additional Marshall Islands subsidiaries have each entered into a shipbuilding contract for the construction of a new vessel. See “Item 4.A. History and Development of the Company.”

D.  Property, Plants and Equipment

In 2016 our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a related party to us at a monthly rate of €10,360 with a lease period ending January 2, 2025. However, in August 2021, our Manager entered into a new rental agreement for 902 square metres of office space for its operations within a building owned by Cyberonica S.A. (a company controlled by our chairman of the board) at a monthly rate of €26,000 with a lease period ending August 2024, and the 2016 rental agreement was terminated. In June 2022, we entered into a new rental agreement with F.G. Europe (an affiliate of our chairman) for the same office space, at the same rate of Euro 26,000 (absolute amount) and with the same lease period ending of August 4, 2024. The previous rental agreement with Cyberonica was terminated. We do not presently own any real estate. As of December 31, 2022, we did not owe to F.G. Europe any amount of back rent.

As of December 31, 2022 and 2021 we owned and operated a fleet of nine vessels with an aggregate carrying value of $129.5 and $130.7 million, respectively.

A vessel-by-vessel carrying value summary as of December 31, 2022 and 2021 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2022 (in millions of U.S. Dollars)	Carrying Value as of December 31, 2021 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	7.6	7.4
m/v Sky Globe	56,855	2009	May 2010	32.8	8.2	7.0
m/v Star Globe	56,867	2010	May 2010	32.8	9.8	8.9
m/v Sun Globe	58,790	2007	September 2011	30.3	9.3	8.3
m/v Moon Globe	74,432	2005	June 2011	31.4	10.2	9.9
m/v Galaxy Globe	81,167	2015	October 2020	18.4	16.7	17.4
m/v Diamond Globe	82,027	2018	June 2021	27.0	25.0	26.3
m/v Power Globe	80,655	2011	July 2021	16.2	16.0	17.2
m/v Orion Globe	81,837	2015	November 2021	28.4	26.7	28.3
					129.5	130.7

Other than our vessels and contracts to construct vessels, we do not have any material property. Seven of our vessels are subject to priority mortgages, which secure our obligations under the First Citizens Bank & Trust Company (“CIT Loan Facility”) (formerly known as CIT Bank N.A.). For more information on our vessels, please see “Item 4.B.   Business Overview.” For more information on the shipbuilding contracts, see “Item 4.A.—History and Development of the Company.”

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. We expect the sale to occur in the second quarter of 2023.

For further details regarding our credit facilities, please see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

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

The MD&A generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 20-F can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC.

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

On April 23, 2019, the Company converted the outstanding principal amount of $3.1 million plus the accrued interest of $0.1 million with a conversion price of $2.80 per share and issued 1,132,191 new common shares on behalf of Firment Shipping Inc. in accordance with the provisions of the Firment Shipping Credit Facility. This conversion resulted in a gain of $0.1 million. As of December 31, 2020, $14.2 million was available to be drawn under the Firment Shipping Credit Facility. (These figures do not reflect the 1-100 reverse stock split occurred in October 2020.)

On June 22, 2020, we completed a public offering of 342,857 units of the Company. Each unit consisted of one common share and one Class A Warrant to purchase one common share (a “Class A Warrant”), for $35 per unit. At the time of the closing, the underwriters exercised and closed a part of their over-allotment option, and purchased an additional 51,393 common shares and Class A Warrants to purchase 51,393 common shares.

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

On June 29, 2021, we issued (a) 8,900,000 common shares, (b) pre-funded warrants to purchase 1,100,000 common shares, and (c) warrants (the “June 2021 Warrants”) to purchase 10,000,000 common shares at an exercise price of $5.00 per share, which may be exercised at any time prior to 5:00 PM New York time on December 29, 2026. The pre-funded warrants have all been exercised. No June 2021 Warrants have been exercised as the date hereof.

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

From June 22, 2020 through the date hereof, we have issued 5,550 common shares pursuant to exercises of outstanding Class A Warrants. As of the date of this annual report, no June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, February 2021 Warrants or June 2021 Warrants have been exercised.

On October 21, 2020, we effected a 1-100 reverse stock split which reduced the number of shares outstanding from 175,675,651 to 1,756,720 (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse split.

As of December 31, 2022, our issued and outstanding capital stock consisted of 20,582,301 common shares and 10,300 Series Preferred Shares.

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

In May 2021, we entered into an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility.

In August 2022, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower that increased the loan facility from $34.25 million to $52.25 million, for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. The CIT Loan Facility bears interest at Term SOFR plus a margin of 3.35%.

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier with a carrying capacity of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which we intend to finance with a combination of debt and equity. In May 2022 we paid the first installment of $7.4 million and in March 2023 we paid the second installment of $3.7 million.

On May 13, 2022, we entered into two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers with a carrying capacity of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which we intend to finance with a combination of debt and equity. In May 2022 we paid the first installment of $13.8 million and in November 2022 we paid the second installment of $6.9 million for both vessels under construction.

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. We expect the sale to occur in the second quarter of 2023.

We intend to grow our fleet through timely and selective acquisitions of modern vessels or acquisition through construction of new vessels in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

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

The average number of vessels in our fleet for the year ended December 31, 2022 was 9.0 for the year ended December 31, 2021 was 7.1, and for the year ended December 31, 2020 was 5.2.

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

Dry bulk shipping rates, and therefore our voyage revenues, depend to a significant degree on global economic activity levels and specifically, economic activity in China. As the world’s second largest economy, China is the largest importer of dry bulk commodities globally, which drives demand for iron ore, coal and other cargoes we carry. In particular, starting in the first quarter of 2020, the COVID-19 pandemic resulted in reduced industrial activity in China on which our business is substantially dependent, with temporary closures of factories and other facilities. The pandemic resulted in a contraction in China’s GDP during the first quarter of 2020, with the most significant impact occurring in January and February. Since March 2020, China’s economy has substantially improved, as various economic indicators such as fixed asset investment and industrial production rose as compared to the previous months of the year, which led to a return to GDP growth for the balance of 2020 and into 2021 and 2022. Demand for the commodities that we carry continued to increase through 2021, which positively impacted the rate our vessels earned during that year. Economic activity levels in regions outside of China declined significantly beginning in the first quarter of 2020 and continued into the second quarter of the year due to various forms of nationwide shutdowns being imposed to prevent the spread of COVID-19. Over time, several economies around the world gradually eased measures taken earlier in 2020 resulting in improved activity levels from earlier year lows and leading to a demand rebound for 2021 and 2022. Although rebounding economies around the world have had a positive impact on our revenues in 2021, our vessel operating expenses continued to be affected by higher than anticipated costs related to COVID-19 disruptions. The impact of COVID-19 on both our revenues and operating expenses remains highly dependent on the trajectory of COVID-19, potential variants, as well as vaccine distribution and efficacy, which remains uncertain.

While China-led global economic activity levels have improved, the outlook for China and the rest of the world remains uncertain and is highly dependent on the path of COVID-19 and measures taken by governments around the world in response to it. Dry bulk commodities that are closely tied to global GDP growth and energy demand, experienced reduced trade flows in 2020 due to lower end user demand resulting from a decline in global economic activity. As countries worldwide gradually reopened their respective economies in mid-2020, trade flows and demand for raw materials increased. Dry bulk spot freight rates rebounded from the 2020 lows towards the end of the second quarter and remained firm in the second half of 2020. In 2021, spot rates for Kamsarmax, Panamax, and Supramax vessels reached levels not seen since 2010. In 2022 spot freight rates remained relatively high for the first half of the year and then started falling. While vaccinations are rising in developed countries, developing countries vaccination rates have lagged. Global vaccination rates, vaccine effectiveness together with the onset of variants, could impact the sustainability of this recovery in addition to dry bulk specific seasonality described in further detail below.

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

As a result of the conflict between Russia and Ukraine, Switzerland, the United States, the European Union, the United Kingdom and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions and fears of potential shortages in the supply of Russian crude caused the price of oil to trade above $100 per barrel in March 2022. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the dry bulk market and the world economy. While we do not have any Ukrainian or Russian crew and our vessels currently do not sail in the Black Sea, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

IMO 2020 Compliance

On October 27, 2016, the Marine Environment Protection Committee (“MEPC”) of the International Maritime Organization (“IMO”) announced the ratification of regulations mandating reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. Accordingly, ships now have to reduce sulfur emissions, for which the principal solutions are the use of exhaust gas cleaning systems (“scrubbers”) or buying fuel with low sulfur content. If a vessel is not retrofitted with a scrubber, it will need to use low sulfur fuel, which is currently more expensive than standard marine fuel containing 3.5% sulfur content.  This increased demand for low sulfur fuel resulted in an increase in prices for such fuel during the beginning of 2020. Until the middle of 2022 bunker prices increased until the middle of the year and then started decreasing again..

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

Lack of Historical Operating Data for Vessels Before their Acquisition

Consistent with shipping industry practice, we were not and have not been able obtain the historical operating data for the secondhand vessels we purchase, in part because that information is not material to our decision to acquire such vessels, nor do we believe such information would be helpful to potential investors in our common shares in assessing our business or profitability. We generally purchase our vessels under a standardized agreement commonly used in shipping practice, which, among other things, provides us with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not provide us the right to inspect, or receive copies of, the historical operating data of the vessel. Accordingly, such information was not available to us. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. Typically, the technical management agreement between a seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

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

In 2022, our voyage revenues increased when compared to 2021, mainly due to the increase of our fleet from an average of 7.1 vessels in 2021 to 9.0 vessels in 2022. In 2021, our voyage revenues increased when compared to 2020, mainly due to higher daily time charter and spot rates earned on average from our vessels on a year over year basis.

Employment of our Vessels

As of the date of this annual report on Form 20-F, we employed our vessels as follows:

➢	m/v River Globe – on a time charter that began in January 2023 and is expected to expire in April 2023, at a gross rate of $10,500 per day.

➢	m/v Sky Globe – on a time charter that began in March 2023 and is expected to expire in the end of March 2023, at a gross rate of $24,000 per day.

➢	m/v Star Globe – on a time charter that began in March 2023 and is expected to expire in May 2023, at a gross rate of $18,000 per day.

➢	m/v Moon Globe – on a time charter that began in March 2023 and is expected to expire in May 2023, at a gross rate of $15,000 per day, and we were paid a bonus of $500,000 upon commencement of the charter.

➢	m/v Sun Globe – on a time charter that began in February 2023 and is expected to expire in April 2023, at a gross rate of $6,650 per day for the first 65 days and at a gross rate of $10,000 per day after April 20, 2023 and until the end of the time charter.

➢	m/v Galaxy Globe – on a time charter that began in December 2022 and is expected to expire between September to December 2023, at a gross rate of $ 104.5% of the average BPI-82 5TC INDEX as quoted by the Baltic Exchange per day.

➢	m/v Diamond Globe – on a time charter that began in October 2022 and is expected to expire in June 2024, at a gross rate of 104% of the average BPI-82 5TC INDEX as quoted by the Baltic Exchange per day.

➢	m/v Power Globe – on a time charter that began in March 2023 and is expected to expire in May 2023, at a gross rate of $12,600 per day.

➢	m/v Orion Globe – on a time charter that began in January 2023 and is expected to expire in April 2023, at a gross rate of $ 16,500 per day.

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

Whenever we employ our vessels on a voyage basis (such as trips for the purpose of geographically repositioning a vessel or trip(s) after the end of one-time charter and up to the beginning of the next charter), we incur voyage expenses that include port expenses and canal charges and bunker (fuel oil) expenses.

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

For the year ended December 31, 2022, commissions amounted to $0.9 million. For the year ended December 31, 2021, commissions amounted to $0.6 million. For the year ended December 31, 2020, commissions amounted to $0.2 million.

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

We expect that crewing costs will increase in the future due to the shortage in the supply of qualified sea-going personnel. In addition, we expect that maintenance costs will increase as our vessels age. Other factors that may affect the shipping industry in general, such as the cost of insurance, may also cause our expenses to increase. To the extent that we purchase additional vessels, we expect our vessel operating expenses to increase accordingly. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase. The impact of COVID-19 could result in potential shortages or a lack of access to required spare parts for the operation of our vessels, potential delays in any unscheduled repairs, deviations for crew changes or increased costs to successfully execute a crew change, which could lead to business disruptions and delays. We expect that crew costs for the crew that we utilize on our vessels will increase going forward due to expected higher wages, as well as the impact of COVID-19 restrictions. In 2022 operating expenses were higher due to industry-wide inflationary pressures and if these pressures continue to exist during 2023 combined with higher regulatory-related costs we expect higher costs in relation to crew, spares and parts.

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. For the year 2020 we maintained the scrap rate at the same level of $300/ton. During the fourth quarter of 2021, we adjusted the scrap rate from $300/ton to $380/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $145,000 of the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2021. During the fourth quarter of 2022, we adjusted the scrap rate from $380/ton to $440/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $118,000 to the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2022.

We do not expect these assumptions to change significantly in the near future. We expect that these depreciation charges will increase if we acquire additional vessels.

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

Share Based Payments

We operated until 2021 an equity-settled, share based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period, if any, was determined by reference to the fair value of the share awards at the grant date. The relevant expense was recognized in the income statement component of the consolidated statement of comprehensive income/(loss), with a corresponding impact in equity.

Impairment Loss and Reversal of Previously Recognized Impairment Losses

We assess at each reporting date whether there is an indication that a vessel that we own may be impaired. Such indicators are:

•	Observable indications that the vessel’s value has declined/ increased significantly
•	Significant adverse / favorable changes in the technological, economic or legal environment incurred or are expected to be incurred and negatively / positively affect vessel’s value or decrease / increase its revenue generating ability
•	Market interest rates of return on investments have increased / decreased during the period, which will result in increase /decrease of the discount rate.

The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income/(loss). A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income/(loss). After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. As of December 31, 2022 and 2021, no impairment indicators were identified for the Company’s vessels as the vessels’ recoverable amounts exceeded their carrying amounts.

We also assess at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased. As of December 31, 2022 and 2021, no indicators for reversal of impairment were present and no reversal of previously recognized impairment losses is required for the financial years ended December 31, 2022 and 2021.

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

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2022 and 2021, we had $44.4 million and $31.8 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

Gain/ (Loss) on Derivative Financial Instruments

Derivative financial instruments, including embedded derivative financial instruments, are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive income/(loss). These instruments are not designated for hedge accounting.

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

	Year Ended December 31,
	2022	2021	2020	2019	2018
Ownership days	3,285	2,594	1,894	1,825	1,825
Available days	3,073	2,531	1,778	1,788	1,755
Operating days	3,029	2,477	1,733	1,756	1,723
Fleet utilization	98.5%	97.9%	97.5%	98.2%	98.2%
Average number of vessels	9	7.1	5.2	5.0	5.0
Daily time charter equivalent (TCE) rate*	$18,227	$16,627	$5,210	$7,564	$9,213

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

The following table reflects the Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2022	2021	2020	2019	2018

Voyage revenues	61,390	43,211	11,753	15,623	17,354
Less: Voyage expenses	5,373	1,128	2,490	2,098	1,188
Net revenue	56,017	42,083	9,263	13,525	16,166
Available days net of bareboat charter days	3,073	2,531	1,778	1,788	1,755
Daily TCE rate*	18,227	16,627	5,210	7,564	9,213

*Amounts subject to rounding.

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2022 compared to the year ended December 31, 2021. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2022 compared to the year ended December 31, 2021

As of December 31, 2022 and 2021, our fleet consisted of nine (four Supramaxes, four Kamsarmaxes and one Panamax) with an aggregate carrying capacity of 626,257 dwt. During the years ended December 31, 2022 and 2021 we had an average of 9 and 7.1 dry bulk vessels in our fleet, respectively.

For the year ended December 31, 2022, we had an operating income of $23.6 million, while for the year ended December 31, 2021, we had an operating income of $17.9 million.

Voyage revenues. Voyage revenues increased by $18.2 million, or 42%, to $61.4 million in 2022, compared to $43.2 million in 2021. The increase is attributable to the increase of the average number of vessels from 7.1 in 2021 to 9 in 2022 and the increase of TCE from $16,627 in 2021 to $18,227 in 2022. In 2022, we had total operating days of 3,029 and fleet utilization of 98.5%, compared to 2,477 operating days and a fleet utilization of 97.9% in 2021. The foregoing fleet utilization percentage are based upon the available days of each vessel, being the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. We also had 3,285 and 2,594 ownership days in 2022 and 2021, respectively, which increase is primarily due to our acquisition of additional vessels.

Voyage expenses. Voyage expenses increased by $4.3 million, or 391%, to $5.4 million in 2022, compared to $1.1 million in 2021. This increase is attributed to the longer periods travelling seeking employment of the vessels in 2022 compared to 2021 and the substantially more days of dry-docking repairs in 2022 compared to 2021. These two factors led to a higher bunker expense in 2022 compared to 2021.

Vessel operating expenses. Vessel operating expenses increased by $4.2 million, or 30%, to $18 million in 2022, compared to $13.8 million in 2021. The breakdown of our operating expenses for the year 2022 was as follows:

Crew expenses	50%
Repairs and spares	22%
Insurance	7%
Stores	13%
Lubricants	5%
Other	3%

The increase is mainly attributed to the increase of the fleet from 7.1 vessels on average for 2021 to 9.0 vessels on average for 2022. The increase is also partly attributed to the increase of the daily operating expenses of the vessels. Daily vessel operating expenses were $5,483 in 2022 compared to $5,325 in 2021, representing an increase of 3%, mainly due to industry-wide inflationary pressures.

Depreciation. Depreciation charge during the year ended December 31, 2022 reached $5.6 million compared to $3.9 million during 2021. This is mainly attributed to the increase of the fleet from 7.1 vessels on average for 2021 to 9 vessels on average for 2022. During the fourth quarter of 2022, we adjusted the scrap rate from $380/ton to $440/ton due to the increased scrap rates worldwide. This resulted to a decrease of $118,000 to the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2022.

Depreciation of dry-docking costs. Depreciation of dry-docking costs increased by $1.8 million, or 64%, to $4.6 million in 2022, compared to $2.8 million in 2021. This is due to the increase of the fleet and because five of our vessels underwent in 2022 dry dockings.

Administrative expenses. Administrative expenses increased by $0.3 million or 11% to $2.9 million in 2022 from $2.6 million in 2021, this is mainly attributed to the increased Greek taxes paid in 2022 amounting to $292 thousand compared to $45 thousand in 2021.

Administrative expenses payable to related parties. Administrative expenses payable to related parties amounted to $1.4 million in 2022 and 2021.

Share-based payments. Share-based payments for 2021 amounted to $40,000. On February 14, 2022 we changed the compensation of the non-executive directors and in the aggregate, the annual service fee for each of the directors (based on their current roles and committee seats) would be $80,000 based on the annual service fees, committee fees, and other similar fees. Following this change there were no share-based payments for 2022.

Interest expense and finance costs. Interest expense and finance costs decreased by $1 million, or 30%, to $2.3 million in 2022, compared to $3.3 million in 2021. This decrease is because during the second quarter of 2021 other finance expenses include approximately $0.6 million that were the loan prepayment fee and expenses relating to the prepayment of EnTrust Loan Facility. Our weighted average interest rate for 2022 was 5.58% compared to 5.69% during 2021. Total borrowings outstanding as of December 31, 2022 amounted to $44.38 million compared to $31.75 million as of December 31, 2021. Our sole current credit facility is denominated in U.S. dollars.

Gain / (Loss) on derivative financial instruments.

Following the new loan facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), we entered into an Interest Rate Swap agreement on May 10, 2021.

Following the deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million in August 2022, we also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

For the year ended December 31, 2022, the Company recognized a total gain of $2.5 million. The $2 million gain was in relation with the initial swap agreement entered in 2021, approximately $1.6 million gain is according to the Interest Rate Swap valuation minus approximately $0.4 million was the interest for the Interest Rate Swap during the year ended December 31, 2022, and is included in the consolidated statement of comprehensive income/(loss).

For the year ended December 31, 2022, the Company recognized a gain of approximately $514,000 in relation with the new swap agreement entered in 2022, approximately $493,000 of the gain is according to the Interest Rate Swap valuation and approximately $21,000 was the interest for the Interest Rate Swap during the year ended December 31, 2022, and is included in the consolidated statement of comprehensive income/(loss).

For the year ended December 31, 2021, the Company recognized a gain of approximately $181,000, approximately $325,000 gain is according to the Interest Rate Swap valuation minus approximately $144,000 was the interest for the Interest Rate Swap during the year ended December 31, 2021, and is included in the consolidated statement of comprehensive income/(loss).

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Maritime transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

B.  Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operations, cash on hand, equity offerings and credit facility borrowings. We currently use our funds primarily for the acquisition of vessels generally, fleet renewal and repairs, drydocking for our vessels, payment of dividends (if any), debt repayments and satisfying working capital requirements as may be needed to support our business. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash generated from operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

We believe, given our current cash holdings, if dry bulk shipping rates do not decline significantly from current levels, our capital resources, including cash anticipated to be generated within the year, are sufficient to fund our operations for at least the next twelve months. Such resources include unrestricted cash and cash equivalents of $52.8 million as of December 31, 2022, which compares to a minimum liquidity requirement under our CIT Loan Facility of $6 million as of December 31, 2022. Given the anticipated capital expenditures related to commitments under shipbuilding contracts and drydockings during 2023 and 2024, respectively, we anticipate continuing to have significant cash expenditures. Refer to “—Capital Expenditures” below for further details. However, if market conditions were to worsen significantly due to the current COVID-19 pandemic or other causes, then our cash resources may decline to a level that may put at risk our ability to pay our lender and other creditors. In May 2021, we entered into an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility.

In August 2022, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the loan facility bears interest at Term SOFR plus a margin 3.35% for the whole CIT loan facility.

The mandatory debt repayments in 2023 under the CIT Loan Facility are $6.5 million, and we have already paid $1.6 million of such amount.

As of December 31, 2022, our CIT Loan Facility contained covenants that require (1) a minimum loan to value ratio of 75% for the first 18 months of the CIT Loan Facility and thereafter 70% and (2) a maximum leverage ratio of 0.75:1.00. If the values of our vessels were to decline as a result of COVID-19 or otherwise, we may not satisfy these requirements. If we do not satisfy these requirement, we will need to post additional collateral or prepay outstanding loans to bring us back into compliance, or we will need to seek waivers, which may not be available or may be subject to conditions.

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

As of December 31, 2022, we were in compliance with all financial covenants under the CIT Loan Facility.

As of December 31, 2022, we had approximately $6 million in “restricted cash.” As of December 31, 2022, we had an aggregate debt outstanding of $44.4 million, from the CIT Loan Facility. Please see “–Cash Flows” below to see our cash position at December 31, 2022.

Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information about our loan agreements and credit facilities.

Our primary uses of funds have been vessel operating expenses, general and administrative expenses, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, installments under construction contracts and repayments of bank loans.

Working capital, which is current assets, minus current liabilities, amounted to approximately $45 million as of December 31, 2022 and to $37.8 million as of December 31, 2021. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. Seven of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more of those vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements.

Cash Flows

Cash and cash equivalents were $52.8 million in unrestricted bank deposits as of December 31, 2022, and $45.2 million in unrestricted bank deposits as of December 31, 2021.

Restricted cash that consist of cash pledged as collateral was $6 million at the end of 2022, and $5.2 million at the end of 2021. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From / (Used In) Operating Activities

Net cash generated from operating activities in 2022 amounted to $26.9 million compared to $20.8 million in 2021. The increase is primarily attributable to an increase in the average number of vessels of our fleet and the average TCE rates achieved by the vessels in our fleet in 2022.

Net Cash Used In Investing Activities

Net cash used in investing activities was $29 million during the year ended December 31, 2022, which was mainly attributable to the advances paid for the three newbuildings during 2022.

Net cash used in investing activities was $72 million during the year ended December 31, 2021, which was mainly attributable to the purchase of Power Globe, Diamond Globe and Orion Globe in 2021.

Net Cash Generated From Financing Activities

Net cash generated from financing activities during the year ended December 31, 2022 amounted to $9.7 million and consisted of $18 million proceeds from our new deed of accession, amendment and restatement of the CIT loan facility reduced by $0.3 million payment of financing costs, $1.6 million of interest paid, $5.4 million of indebtedness that we repaid, a $0.7 million increase of pledged bank deposits and a $0.3 million repayment of lease liability.

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

Please see Item 5.A. of our Form 20-F filed with the SEC on April 11, 2022 for a discussion of the year-to-year comparison between 2021 and 2020. Please see Item 5.B. of our Form 20-F filed with the SEC on April 11, 2022 for a discussion of the liquidity and capital resources that we had in 2021.

Indebtedness

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

As of December 31, 2022 and 2021, we and our vessel-owning subsidiaries had outstanding borrowings under the CIT Loan Facility of an aggregate of $44.4 million and $31.75 million, respectively.

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

EnTrust Loan Facility

On June 24, 2019, the Company drew down $37 million and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The loan facility was in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bore interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility was referred to as EnTrust Loan Facility.

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021 and on May 10, 2021, the Company fully prepaid the balance of the EnTrust Loan facility.

CIT Loan Facility

In May 2021, we entered into a term loan facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), relating to the refinancing of our ships, the River Globe, Sky Globe, Star Globe, Moon Globe, Sun Globe, and Galaxy Globe. The borrowers under the CIT Loan Facility are Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited and the CIT Loan Facility is guaranteed by Globus Maritime Limited.

The loan agreement was for the lesser of $34.25 million and 52.5% of the aggregate market value of our ships. We drew an aggregate of $34.25 million at closing and used a significant portion of the proceeds to fully repay the amounts outstanding under our loan agreement with EnTrust. We also entered into a swap agreement with respect to LIBOR. We paid First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) an upfront fee in the amount of 1.25% of the total commitment of the loan.

In August 2022, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower, Salaminia Maritime Limited, in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the CIT Loan Facility now bears interest at Term SOFR plus a margin of 3.35% (or 5.35% default interest).

The CIT Loan Facility, as amended, consists of seven tranches, which shall be repaid in consecutive quarterly installments with the final installment due in May 2026, with each installment in an aggregate amount of $1,625,000 as well as a balloon payment in an aggregate amount of $21,625,000 due together.

The CIT Loan Facility may be prepaid. If the prepayment of any tranche other than the tranche financing Orion Globe occurs on or before May 10, 2023, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. If the prepayment of the tranche financing Orion Globe occurs on or before August 10, 2023, the prepayment fee is 2% of the amount prepaid and thereafter until August 10, 2024, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. We cannot reborrow any amount of the CIT Loan that is prepaid or repaid.

The CIT Loan Facility is secured by:

• First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe, m/v Galaxy Globe and m/v Orion Globe.

• Guarantee from Globus Maritime Limited and joint liability of the seven vessel owning companies (each of which is a borrower under the CIT Loan Facility).

• Shares pledges respecting each borrower.

• Pledges of bank accounts, a pledge of each borrower’s rights under any interest rate hedging agreement in respect of the CIT Loan Facility, a general assignment over each ship's earnings, insurances and any requisition compensation in relation to that ship, and an assignment of the rights of Globus Maritime with respect to any indebtedness owed to it by the borrowers.

We are not permitted, without the written consent of CIT, to enter into a charter the duration of which exceeds or is capable of exceeding, by virtue of any optional extensions, 12 months.

The CIT Loan Facility contains various covenants requiring the vessels owning companies and/or Globus Maritime Limited to, among other things, ensure that:

•	The borrowers, must maintain a minimum liquidity at all times of not less than $500,000 for each mortgaged ship.
•	A minimum loan (including any exposure under a related hedging agreement) to value ratio of 70%, except for the tranche financing Orion Globe, for which for the first 18 months of the utilization of that tranche including any exposure under a related hedging agreement), a minimum loan to value ratio of 75% and thereafter 70%.
•	Each borrower must maintain in its earnings account $150,000 in respect of each ship then subject to a mortgage.
•	Globus Maritime Limited must maintain cash in an amount of not less than $150,000 for each ship that it owns that is not subject to a mortgage as part of the CIT Loan.
•	Globus Maritime Limited must have a maximum leverage ratio of 0.75:1.00.
•	If Globus Maritime Limited pays a dividend, subject to certain exceptions, then the debt service coverage ratio (i.e., aggregate EBITDA of Globus Maritime Limited for any period to the debt service for such period) after such dividend and for the remain of the CIT Loan Facility shall be at least 1.15:1.00.

Each borrower must create a reserve fund in the reserve account to meet the anticipated dry docking and special survey fees and expenses for the relevant ship owned by it and (for certain ships) the installation of ballast water treatment system on the ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, such that $1,200,000 is set aside by each borrower for its ship’s special survey, except for Serena Maritime Limited and Salaminia Maritime Limited, each of which is required to set aside quarterly payments that aggregate to $900,000.

No borrower shall incur or permit to be outstanding any financial indebtedness except “Permitted Financial Indebtedness.”

“Permitted Financial Indebtedness” means:

(a)       any financial indebtedness incurred under the finance documents;

(b)       the indebtedness under the EnTrust loan, which has been repaid; and

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

Globus Maritime Limited is prohibited from making dividends (other than up to $500,000 annually on or in respect of its preferred share) in cash or redeem or repurchase its shares unless there is no event of default under the CIT Loan Facility, the net loan (including any exposure under a related hedging agreement) to value ratio is less than 60% before the making of the dividend and Globus Maritime Limited is in compliance with the debt service coverage ratio, and Globus Maritime Limited must prepay the CIT Loan Facility in an equal amount of the dividend.

The CIT Loan Facility also prohibits certain changes of control, including, among other things, the delisting of Globus from the Nasdaq or another internationally recognized stock exchange, or the acquisition by any person or group of persons (acting in concert) of a majority of the shareholder voting rights or the ability to appoint a majority of board members or to give directions with respect to the operating and financial policies of Globus Maritime Limited with which the directors are obliged to comply, other than those persons disclosed to First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) on or around the date of the CIT Loan Facility and their affiliates and immediate family members.

As at December 31, 2022, the Company was in compliance with the covenants of the CIT Loan Facility. We believe that the CIT Loan Facility is adequate to meet our needs for the foreseeable future based on our current vessel ownership.

Financial Instruments

The major trading currency of our business is the U.S. dollar. Movements in the U.S. dollar relative to other currencies can potentially impact our operating and administrative expenses and therefore our operating results.

We believe that we have a low-risk approach to treasury management. Cash balances are invested in term deposit accounts, with their maturity dates projected to coincide with our liquidity requirements. Credit risk is diluted by placing cash on deposit with a variety of institutions in Europe, including a small number of banks in Greece, which are selected based on their credit ratings. We have policies to limit the amount of credit exposure to any particular financial institution.

As of December 31, 2022 and 2021, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

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

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier with a carrying capacity of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which we intend to finance with a combination of debt and equity. In May 2022 we paid the first installment of $7.4 million.

On May 13, 2022, we signed two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers with a carrying capacity of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which we intend to finance with a combination of debt and equity. In May 2022 we paid the first installment of $13.8 million and in November 2022 we paid the second installment of $6.9 million for both vessels under construction.

We have no other binding agreements to purchase any additional vessels but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances or any combination thereof.

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

D.  Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2022, the BDI registered a high of 3,369 on May 23, 2022 and a low of 965 on August 31, 2022.

Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in demand for dry bulk carriers grew by 3.1%, resulting in a drop of about 61% in the value of the BDI over the period. In 2021, the total size of the dry bulk fleet rose by about 3.6%, compared to demand growth of 4.1%, which resulted in a 176% increase in the BDI. The global dry cargo fleet deadweight carrying capacity for 2022 increased by approximately 2.8% which remains significantly lower from the substantial increases during the early 2000s and mid-2010s. The global dry cargo fleet deadweight carrying capacity is forecasted to grow 2.7% in 2023, according to BIMCO, and BIMCO expects demand to grow by 1.5-2.5% in 2023 and by 1-2% in 2024.

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, short-term or spot/voyage charter rates will be more volatile than time charter rates, as they reflect short-term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2019. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. In 2022, the BDI ranged from a low of 965 on August 31, 2022 to a high of 3,369 on May 23, 2022. During calendar year 2023 to date, the BDI has ranged from a high of 1,587 (on March 14, 2023) to a low of 601 (on February 7, 2023).

In the beginning of 2023, the forecast for World GDP was expected to increase by 2.9% for the year 2023 and 3.1% for the year 2024, yet many analysts now predict a negative effect on 0.2%-1% due to the hostilities between Russia and Ukraine.

The Black Sea region is an important area for dry bulk shipping, as major grain cargoes are loaded and transported in the Black Sea for worldwide discharging. As hostilities continue, we are aware that these grain volumes may be sourced elsewhere. This means increased ton miles for the dry bulk fleets as these commodities will need to be sourced possibly from the USG or ECSA areas, and travel to the Far East. As a result, the coal trade flows may be significantly affected especially in the event that countries and regions decide to move away from Russian sourced energy commodities; these then will have to be sourced from elsewhere - potentially through faraway overseas routes. As hostilities enter their second year, there continues to be significant volatility and increased uncertainty with a significant impact on the dry bulk market. If these conditions are sustained, the longer-term net impact on the dry bulk shipping market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping.

The dry bulk orderbook stands at 69 million dwt, or 7.1% as percentage of the world’s total dry bulk fleet. Specifically, it is 5.8% for the Capesize segment, 8.2 for the Panamax (Kamsarmax) segment and 7.7% for the Handymax segment. The fleet orderbook comprises deliveries of 31.2 million dwt for 2023 and 26 million dwt for 2024.

Please read “Item 4. B. Business Overview,” Item 5. A. Operating Results” and “Item 5. B. Liquidity and Capital Resources.”

E.  Critical Accounting Estimates

Because we apply in our primary financial statements IFRS as issued by the IASB, we are not required to discuss information about our critical accounting estimates here.

Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, our directors and our secretary. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2023, the term of our Class II director expires at our annual general meeting of shareholders in 2024, and the term of our Class III director expires at our annual general meeting of shareholders in 2025. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Name	Position	Age
Georgios Feidakis	Director, Chairman of the Board of Directors	72
Ioannis Kazantzidis	Director	72
Jeffrey O. Parry	Director	63
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	36
Olga Lambrianidou	Secretary	67

Biographical information with respect to each of our directors and our officers is set forth below.

Georgios (“George”) Feidakis, a Class III director, is our founder and has served as our non-executive chairman of our board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., or FG Europe, a company he has been involved with since 1994 and acts as a director and executive for several of its subsidiaries. FG Europe has been our landlord since August 2022. FG Europe is active in four lines of business and distributes well-known brands of appliances and electronics in Greece, the Balkans, Turkey, Italy and the U.K. FG Europe is also active in the air-conditioning, household appliances and electronics market in Greece and ten other countries in Europe as well as in the production of renewal energy. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. Since January 31, 2017, Mr. Feidakis has been the majority shareholder of Eolos Shipmanagement SA. Mr. Feidakis is also a principal shareholder of Cyberonica S.A., a family-owned company, which was our landlord until August 2022.

Athanasios (“Thanos”) Feidakis,* a Class I director was appointed to our board of directors in July 2013. In December 2015, Mr. Athanasios Feidakis was also appointed our President, CEO and CFO, and is our sole executive officer. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator.

Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to April 2016, Mr. Athanasios Feidakis was a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey, Italy and UK. From December 2008 to December 2015, Mr. Athanasios Feidakis was the President of Cyberonica S.A., a family-owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

Jeffrey O. Parry, a Class II director, has served on our board of directors since July 2010. Mr. Parry is managing partner of Mystic Marine Advisors LLC, a Connecticut-based firm providing strategic advice and execution to turnaround and emerging companies and their stakeholders, which he founded in 1998. Mr. Parry is an independent board member of Elevai Labs, Inc. a California-based skin care company since September 2022 and an independent board director of Digitrax Entertainment, Inc., a Tennessee-based music technology company, since October 2022. Mr. Parry was chairman of the board of directors of TBS Shipping Limited from April 2012 until March 2018. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University.

Ioannis Kazantzidis, a Class I director, was appointed to our board in November 2016 to fill a vacancy in our board of directors. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has since 2009 been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, based in Jebel Ali, UAE. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis has served, from 2015 to 2018, as the Chairman of W.M.Mendis Hotel Pvt Ltd in the Republic of Sri Lanka. From 1989 to 2015, he was the Chairman of Fishermans Wharf Pvt Ltd, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015. As of December 31, 2020, Mr. Kazantzidis is a Director of Longdom Place Developer LLC.

Olga Lambrianidou, our secretary, has been a corporate consultant to the Company since November 2010, and was appointed as secretary to the Company in December 2012. Prior to joining Globus, Ms. Lambrianidou was the Corporate Secretary and Investor Relations Officer of NewLead Holdings Ltd., formerly known as Aries Maritime Limited from 2008 to 2010, and of DryShips Inc., a publicly traded dry bulk shipping company from 2006 to 2008. Ms. Lambrianidou was Corporate Secretary, Investor Relations Officer and Human Resources Manager with OSG Ship Management (GR) Ltd., formerly known as Stelmar Shipping Ltd., from 2000 to 2006. Prior to 2000, Ms. Lambrianidou worked in the banking and insurance fields in the United States. She holds a BBA Degree in Marketing/English Literature from Pace University and an MBA Degree in Banking/Finance from the Lubin School of Business of Pace University in New York.

*Athanasios Feidakis is the son of our Chairman, George Feidakis. Other than the aforementioned, there are no other family relationships between any of our directors and our officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. See, however, the covenants of our CIT Loan Facility.

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

In December 2020, we agreed to increase the consultancy fees of Goldenmare Limited from €200,000 to €400,000 per annum and additionally pay a one-time cash bonus of $1.5 million pursuant to the consultancy agreement, all of which was paid in 2021. In addition, in December 2021, we agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, if at the time of the payment Mr. Athanasios Feidakis remains our CEO and the Goldenmare Limited has not terminated its consultancy agreement. At the time of the filing of the annual report on Form 20-F, no amounts of the bonus granted in December 2021 has been paid.  Each of our other directors has an appointment letter relating to his appointment as a director.

In 2022, the aggregate remuneration that should have been paid for our chief executive officer or a company affiliated with our chief executive officer amounted to approximately $2.0 million, none of which was paid as of December 31, 2022. In 2023, we paid approximately $406,000 of the such amount. In 2021, the aggregate remuneration that should have been paid for our executive officer or a consultant affiliated with our chief executive officer amounted to approximately $1.2 million, but we paid approximately $231,000 and owed approximately $985,000 as of December 31, 2021. The aggregate remuneration that should have been paid for our executive officer or a consultant affiliated with our executive officer in 2020 was approximately $1.8 million (and we paid $200,000 in 2020 and $1.6 million in 2021).

The aggregate compensation, including bonuses, actually paid to members of our senior management (namely, only our Chief Executive Officer) or a consulting company which is an affiliate of our executive officer (including amounts that were owed from previous years) was approximately $57 thousand in 2022, $1.9 million in 2021 and $650,000 in 2020. Our senior management received no common shares in 2022, 2021 and 2020. In addition, we owed our senior management or a consultant affiliated with our senior management, $2.1 million, $985,000 and $1.7 million on December 31, 2022, 2021 and 2020, respectively. We currently owe our senior management or a consulting company affiliated with our senior management an aggregate of $1.7 million.

In 2022 we changed how we compensate our non-executive directors. Our non-executive directors each receive $40,000 annually as members of our board. In addition, each non-executive and independent directors who previously received shares receive an additional $20,000 per year. Non-executive and independent directors on our remuneration committee and compensation committee each receive an additional $5,000 annually per committee. The chairperson of our audit committee receives an additional $10,000 annually, our lead independent director (i.e., Jeffrey O. Parry) receives an additional $10,000 annually, and the chairperson of our board receives an additional $40,000 annually. The aggregate compensation other than share based compensation actually paid to our non-executive directors in 2022 was $285,000, in 2021 was $120,000 and in 2020 was approximately $311,250. In addition, in 2021 and 2020, non-executive directors (excluding our non-executive Chairman, Mr. George Feidakis) received an aggregate of 12,178 common shares and 2,812 common shares, respectively. In 2022 they received no common shares. As of December 31, 2022, we had not yet paid our non-executive directors the cash amounts that we agreed to pay them for their prior service; such amount in the aggregate was $60,000 for 2022, which amount was paid in 2023.

We are bound by Greek labor law with respect to our Greek employees, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2022 a non-current liability of approximately $148,000 for such payments.

We do not have a retirement plan for our officers or directors.

C.  Board Practices

Our board of directors and executive officer oversee and supervise our operations.

Each director holds office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of incorporation or with the provisions of the BCA. In addition to cash compensation, we historically paid each of Mr. Kazantzidis and Mr. Parry $20,000 in common shares annually, however, in 2022 we changed our policies and each of those directors receives cash payments as further detailed in “Item 6.B. Directors, Senior Management and Employees—Compensation.” The members of our senior management are appointed to serve at the discretion of our board of directors. Our board of directors and committees of our board of directors schedule regular meetings over the course of the year. Under the Nasdaq rules, we believe that Mr. Ioannis Kazantzidis and Mr. Parry are independent directors.

We have an Audit Committee, a Remuneration Committee and a Nomination Committee.

The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. It is responsible for ensuring that our financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to our accounts and for reviewing and approving all related party transactions. Our board of directors has determined that Ioannis Kazantzidis is our audit committee financial expert, and he is the chair of the committee. Each Audit Committee member has experience in reading and understanding financial statements, including statements of financial position, statements of comprehensive income and statements of cash flows.

The Remuneration Committee is comprised of Athanasios Feidakis, Jeffrey O. Parry and Ioannis Kazantzidis. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officer, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee is responsible for declaring dividends on our Series A Preferred Shares, if any. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies.

The Nomination Committee is comprised of George Feidakis, Ioannis Kazantzidis and Jeffrey O. Parry. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board positions as necessary.

For information about the term of each director, see “Item 6.A. Directors and Senior Management.”

D.  Employees

As of December 31, 2022, we had 22 full-time employees and two consultants that we hired directly. All of our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members (which are not our employees but hired through crewing agents) are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

E.  Share Ownership

With respect to the total number of common shares owned by our executive officer and our directors, individually and as a group, please read “Item 7. Major Shareholders and Related Party Transactions.”

Equity Incentive Plan

Our 2012 equity incentive plan expired in 2022. We have no such plan in effect at this time. No awards were granted pursuant to the equity incentive plan during the years ended December 31, 2022, 2021 and 2020, but we issued shares directly to our directors, which was not part of the equity incentive program.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information concerning ownership of our common shares as of March 17, 2023 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, the executive officer named in this annual report on Form 20-F and our directors and executive officer as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 20,582,301 common shares outstanding on March 17, 2023. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for our directors and executive officer is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

With respect to the persons who beneficially own more than 5.0% of our outstanding common shares, we have prepared the following table based on information filed with the SEC, and we have not sought to verify such information, and have assumed that such information remains current. Ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC regarding beneficial ownership and include voting or investment power with respect to common shares. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of common shares beneficially owned by a beneficial holder and the percentage ownership of that beneficial holder, common shares underlying warrants held by that beneficial holder that are exercisable as of March 17, 2023, or exercisable within 60 days after March 17, 2023, are deemed outstanding. Such common shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The number of common shares owned and percentages in the table below do give effect to any beneficial ownership blockers contained in any warrants that we have issued.

The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the SEC or information regarding the beneficial ownership of our common shares delivered to us:

Name and address of beneficial owner	Number of common shares beneficially owned as of March 17, 2023	Percentage of common shares beneficially owned as of March 17, 2023
5% Beneficial Owners
Armistice Capital, LLC (1)	1,200,000	5.5%
Intracoastal Capital LLC (2)	1,959,250	8.7%
Lind Global Macro Fund, LP (3)	2,093,808	9.2%
Hudson Bay Master Fund Ltd. (4)	2,284,381	9.99%
Executive Officer and Directors
George Feidakis (5)	761,530	3.7%
Ioannis Kazantzidis	7,639	*%
Jeffrey O. Parry	7,619	*%
Athanasios Feidakis (6)	79,718	*%
Our executive officer and all directors as a group	856,506	4.2*%(6)

*Less than 1.0% of the outstanding shares.

(1) Armistice Capital, LLC is the investment manager of Armistice Capital Master Fund Ltd. (the “Armistice Master Fund”), the direct holder of the securities, and pursuant to an Investment Management Agreement, Armistice Capital, LLC exercises voting and investment power over the securities of Globus held by the Armistice Master Fund and thus may be deemed to beneficially own the securities of Globus held by the Armistice Master Fund. Mr. Steven Boyd, as the managing member of Armistice Capital, LLC, may be deemed to beneficially own the securities of Globus held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of Globus directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital, LLC. The address of the principal business office for Armistice Capital, LLC and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022. Based on information held by Globus, we believe that the common shares beneficially owned by Armistice Capital, LLC are in the form of warrants that we have issued.

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

(3) The reporting persons’ ownership consists of warrants to purchase 2,093,808 common shares. Lind Global Partners LLC, the general partner of Lind Global Macro Fund, LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. Jeff Easton, the managing member of Lind Global Partners LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. The address of the principal business office for Lind Global Partners LLC, Lind Global Macro Fund, LP and Mr. Easton is 444 Madison Ave, Floor 41, New York, NY 10022.

(4) Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., and has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities. All of the 2,284,381 beneficially owned shares held by Hudson Bay Master Fund Ltd referenced in the relevant Schedule 13G are issuable upon exercise of warrants. The warrants are subject to a 9.99% beneficial ownership blocker and the percentage indicates the effect of such blocker. The address of the business office of each of the such persons is 777 Third Avenue, 30th Floor, New York, NY 10017.

(5) Mr. George Feidakis beneficially owns 761,530 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. Mr. George Feidakis and Firment Shipping Inc. disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares.

When we filed our annual report for the year ended 2021, 2020, and 2019, Mr. George Feidakis beneficially owned 3.7%, less than 1%, and 22.1% of our common shares, respectively.

(6) Athanasios Feidakis controls Goldenmare Limited, which owns 10,300 Series B preferred shares. Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99%. For a further description of the Series B preferred shares, see “Item 10.B. Memorandum and Articles of Association – Preferred Shares.”

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

B.  Related Party Transactions

Lease

On August 5, 2021, the Company entered into a rental agreement for 902 square meters of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of our chairman) at a monthly rate of Euro 26,000 with a lease period ending August 4, 2024. The previous rental agreement with Cyberonica was terminated, which agreement had been in place since 2016 and provided for a monthly rate of €10,360. In June 2022, we entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the same rate of Euro 26,000 and with the same lease period ending of August 4, 2024. The previous rental agreement with Cyberonica was terminated. During the years ended December 31, 2022, 2021 and 2020 fiscal years, the rent charged amounted to $341,000, $242,000 and $141,000, respectively, to F.G. Europe and Cyberonica S.A for the rental of office space for our operations. As of December 31, 2022, we did not owe any amount in back rent to F.G. Europe.

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

Consultancy Agreements

On August 18, 2016, the Company entered into a consultancy agreement with Goldenmare Limited, an affiliated company of our CEO, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided amounted to €200,000. The consulting company is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company.  If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consulting company double the annual consultancy fee plus the average annual bonus (including the value of equity awards) granted to the consulting company throughout the term of the consultancy agreement. In December 2020, we agreed to increase the consultancy fees of Goldenmare Limited from €200,000 to €400,000 per annum and additionally pay a one-time cash bonus of $1.5 million pursuant to the consultancy agreement, which was paid in full in 2021. In addition, in December 2021, we agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, if at the time of the latter payment Mr. Athanasios Feidakis remains our CEO and Goldenmare Limited has not terminated its consultancy agreement. At the time of the filing of the annual report on Form 20-F, no amounts of the bonus has been paid. Each of our other directors has a contract relating to his appointment as a director.

On July 15, 2021 we entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services our Manager receives a daily fee of $1,000. Our chairman of the board is the majority shareholder of Eolos Shipmanagement.

Series B Preferred Shares

In June 2020, we entered into a stock purchase agreement and issued 50 of our newly designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In July 2020, we entered into another stock purchase agreement and issued an additional 250 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%. In March 2021, we entered into another stock purchase agreement and issued an additional 10,000 of our Series B preferred shares to Goldenmare Limited in return for $130,000, which was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. For a description of the Series B preferred shares, see “Item 10.B. Memorandum and Articles of Association – Preferred Shares.”

We historically had entered into certain related party transactions. See “Item 4.A. History and Development of the Company.”

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

No dividends were declared or paid on our common shares during the years ended December 31, 2022, 2021, and 2020.

No Series A Preferred Shares were outstanding as of December 31, 2022, 2021, and 2020.

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

Authorized Capitalization

The authorized number of shares of Globus consists of (1) 500,000,000 common shares, par value $0.004 per share, (2) 100,000,000 Class B common shares, par value $0.001 per share, which we refer to as the Class B shares, and (3) 100,000,000 preferred shares, par value $0.001 per share, which we refer to as the preferred shares. No Class B shares have yet been issued. Our articles of incorporation require us at all times to reserve and keep available, out of our authorized but unissued common shares, such number of common shares as would become issuable upon the conversion of all Class B shares then outstanding.

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

As of the date hereof, no Series A Preferred Shares are outstanding. The holders of our Series A Preferred Shares are entitled to receive, if funds are legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of our Remuneration Committee, in its sole discretion. Our board of directors or Remuneration Committee determines whether funds are legally available under the BCA for such dividend. Any accrued but unpaid dividends do not bear interest. Except as may be provided in the BCA, holders of our Series A Preferred Shares do not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our Series A Preferred Shares are entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our Series A Preferred Shares are not convertible into any of our other capital stock. The Series A Preferred Shares are redeemable at the written request of the Remuneration Committee, at par value plus all declared and unpaid dividends as of the date of redemption plus any additional consideration determined by a unanimous resolution of the Remuneration Committee.

In June 2020, we issued 50 newly designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000. In July 2020, we issued an additional 250 Series B preferred shares to Goldenmare Limited in return for another $150,000. In March 2021, we issued an additional 10,000 Series B preferred shares to Goldenmare Limited in return for $130,000. The purchase price was paid, in each instance, by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, in July 2020 we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%.

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

o	Exercisability. The Class A Warrants are exercisable at any time after their original issuance up to the date that is five years after their original issuance on June 22, 2020. Each of the Class A Warrants is exercisable, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Class A Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Class A Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Class A Warrant. We may be required to pay certain amounts as liquidated damages as specified in the Class A Warrants in the event we do not deliver common shares upon exercise of the Class A Warrants within the time periods specified in the Class A Warrants. No fractional common shares will be issued in connection with the exercise of a Class A Warrant.

o	Exercise Limitation. A holder does not have the right to exercise any portion of a Class A Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Class A Warrants, 9.99%) of the number of shares of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such Class A Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

o	Exercise Price. The exercise price per whole common share purchasable upon exercise of the Class A Warrants is $35.00 per share. The exercise price of the Class A Warrants and number of common shares issuable on exercise of the Class A Warrants are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The holders of Class A Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price of the Class A Warrants may also be reduced to any amount and for any period of time at the sole discretion of our board of directors. The exercise price of the Class A Warrants is subject to adjustment in the event of dividends and certain distributions as specified in the Class A Warrant.

o	Transferability. Subject to applicable laws, the Class A Warrants may be offered for sale, sold, transferred or assigned without our consent.

o	Exchange Listing. We do not intend to apply for the listing of the Class A Warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants will be limited.

o	Warrant Agent. The Class A Warrants are issued in registered form under a warrant agreement among Computershare Inc., Computershare Trust Company, N.A., as warrant agent, and us. The Class A Warrants were initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

o	Rights as a Shareholder. Except as otherwise provided in the Class A Warrants or by virtue of such holder’s ownership of our common shares, the holder of a Class A Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Class A Warrant.

o	Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the Class A Warrants will be entitled to receive upon exercise of the Class A Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Class A Warrants immediately prior to such fundamental transaction. In addition, we or the successor entity, at the request of Class A Warrant holders, will be obligated to purchase any unexercised portion of the Class A Warrants in accordance with the terms of such Class A Warrants.

o	Governing Law. The Class A Warrants and the warrant agreement are governed by New York law.

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

•	Exercisability. The December 2020 Warrant have a term of 5.5 years from December 9, 2020. The December 2020 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise If a registration statement registering the issuance of the common shares underlying the December 2020 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the December 2020 Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the December 2020 Warrant. If we do not issue the shares in a timely fashion, the December 2020 Warrant contains certain damages provisions. No fractional common shares will be issued in connection with the exercise of a December 2020 Warrant.

•	Exercise Limitation. A holder does not have the right to exercise any portion of the December 2020 Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the December 2020 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

•	Exercise Price. The exercise price per whole common share purchasable upon exercise of the December 2020 Warrants is $6.25 per share (having been reduced from the original exercise price of $8.50 per share). The exercise price of the December 2020 Warrants and number of common shares issuable upon exercise of the December 2020 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the December 2020 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of December 2020 Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

•	Exchange Listing. There is no established trading market for the December 2020 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the December 2020 Warrants on any national securities exchange or other trading market.

•	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the December 2020 Warrants with the same effect as if such successor entity had been named in the December 2020 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the December 2020 Warrant following such fundamental transaction. In addition, we or the successor entity, at the request of December 2020 Warrant holders, will be obligated to purchase any unexercised portion of the December 2020 Warrants in accordance with the terms of such December 2020 Warrants.

•	Rights as a Shareholder. Except as otherwise provided in the December 2020 Warrants or by virtue of such holder’s ownership of our common shares, the holder of December 2020 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the December 2020 Warrants.

•	Transferability. Subject to applicable laws, the December 2020 Warrants may be offered for sale, sold, transferred or assigned without our consent.

•	Governing Law. The December 2020 Warrants are governed by New York law.

The following summary of certain terms and provisions of the January 2021 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of January 2021 Warrant, which is incorporated by reference as an exhibit to this annual report.

o	Exercisability. The January 2021 Warrants have a term of 5.5 years from January 29, 2021. The January 2021 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the January 2021 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the January 2021 Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the January 2021 Warrants. If we do not issue the shares in a timely fashion, the January 2021 Warrants contain certain damages provisions. No fractional common shares will be issued in connection with the exercise of a January 2021 Warrant.

o	Exercise Limitation. A holder does not have the right to exercise any portion of the January 2021 Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the January 2021 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

o	Exercise Price. The exercise price per whole common share purchasable upon exercise of the January 2021 Warrants is $6.25 per share. The exercise price of the January 2021 Warrants and number of common shares issuable upon exercise of the January 2021 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the January 2021 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of January 2021 Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

o	Exchange Listing. There is no established trading market for the January 2021 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the January 2021 Warrants on any national securities exchange or other trading market.

o	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the January 2021 Warrants with the same effect as if such successor entity had been named in the January 2021 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the January 2021 Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of January 2021 Warrant holders, will be obligated to purchase any unexercised portion of the January 2021 Warrants in accordance with the terms of such January 2021 Warrants.

o	Rights as a Shareholder. Except as otherwise provided in the January 2021 Warrants or by virtue of such holder’s ownership of our common shares, the holder of January 2021 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the January 2021 Warrants.

o	Transferability. Subject to applicable laws, the January 2021 Warrants may be offered for sale, sold, transferred or assigned without our consent.

o	Governing Law. The January 2021 Warrants are governed by New York law.

The following summary of certain terms and provisions of the February 2021 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant, which is incorporated by reference as an exhibit to this annual report:

o	Exercisability. The February 2021 Warrants have a term of 5.5 years from February 17, 2021. The February 2021 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the February 2021 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the February 2021 Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the February 2021 Warrants. If we do not issue the shares in a timely fashion, the February 2021 Warrants contain certain damages provisions. No fractional common shares will be issued in connection with the exercise of a February 2021 Warrant.

o	Exercise Limitation. A holder does not have the right to exercise any portion of the February 2021 Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the February 2021 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

o	Exercise Price. The exercise price per whole common share purchasable upon exercise of the February 2021 Warrants is $6.25 per share. The exercise price of the February 2021 Warrants and number of common shares issuable upon exercise of the February 2021 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the February 2021 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of February 2021 Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

o	Exchange Listing. There is no established trading market for the February 2021 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the February 2021 Warrants on any national securities exchange or other trading market.

o	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the February 2021 Warrants with the same effect as if such successor entity had been named in the February 2021 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the February 2021 Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of February 2021 Warrant holders, will be obligated to purchase any unexercised portion of the February 2021 Warrants in accordance with the terms of such February 2021 Warrants.

o	Rights as a Shareholder. Except as otherwise provided in the February 2021 Warrants or by virtue of such holder’s ownership of our common shares, the holder of February 2021 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the February 2021 Warrants.

o	Transferability. Subject to applicable laws, the February 2021 Warrants may be offered for sale, sold, transferred or assigned without our consent.

o	Governing Law. The February 2021 Warrants are governed by New York law.

The following summary of certain terms and provisions of the June 2021 Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant, which is incorporated by reference as an exhibit to this annual report:

o	Exercisability. The June 2021 Warrants have a term of 5.5 years from June 29, 2021. The June 2021 Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the June 2021 Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the June 2021 Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the June 2021 Warrants. If we do not issue the shares in a timely fashion, the June 2021 Warrants contain certain damages provisions. No fractional common shares will be issued in connection with the exercise of a June 2021 Warrant.

o	Exercise Limitation. A holder does not have the right to exercise any portion of the June 2021 Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the June 2021 Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

o	Exercise Price. The exercise price per whole common share purchasable upon exercise of the June 2021 Warrants is $6.25 per share. The exercise price of the June 2021 Warrants and number of common shares issuable upon exercise of the June 2021 Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the June 2021 Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of June 2021 Warrants have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

o	Exchange Listing. There is no established trading market for the June 2021 Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the June 2021 Warrants on any national securities exchange or other trading market.

o	Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the June 2021 Warrants with the same effect as if such successor entity had been named in the June 2021 Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the June 2021 Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of June 2021 Warrant holders, will be obligated to purchase any unexercised portion of the June 2021 Warrants in accordance with the terms of such June 2021 Warrants.

o	Rights as a Shareholder. Except as otherwise provided in the June 2021 Warrants or by virtue of such holder’s ownership of our common shares, the holder of June 2021 Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the June 2021 Warrants.

o	Transferability. Subject to applicable laws, the June 2021 Warrants may be offered for sale, sold, transferred or assigned without our consent.

o	Governing Law. The June 2021 Warrants are governed by New York law.

C.  Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. We refer you to “Item 7.B. Related Party Transactions” for a discussion of our agreements with companies related to us. We also refer you to “Item 4.  Information on the Company,” “Item 5.B. Liquidity and Capital Resources—Indebtedness,” and “Item 10.B—Memorandum and Articles of Association” for a description of other material contracts.

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

The tax residents of Greece who receive dividends from such shipowning or their holding companies, (pursuant to a very recent agreement between the Union of Greek Shipowners and the Greek State, which is expected to come in force shortly) are taxed at 5% on the dividends which they receive and which they import into Greece, not being liable to any other taxation for these, which include those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad.

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

Further, the following summary does not deal with all United States federal income tax consequences applicable to any given holder of our common shares, nor does it address the United States federal income tax considerations applicable to categories of investors subject to special taxing rules, such as expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers or traders in securities or currencies, partnerships, S corporations, estates and trusts, investors that hold their common shares as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the United States dollar or investors that own, directly or indirectly, 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences, or any state tax consequences, and is limited to shareholders that will hold their common shares as “capital assets” within the meaning of Section 1221 of the Code. Each shareholder is encouraged to consult and discuss with his or her own tax advisor the United States federal, state, local and non-United States tax consequences particular to him or her of the acquisition, ownership or disposition of common shares. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of it.

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

The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-United States corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). The Company does not believe that it satisfied the 50% Ownership Test for the taxable year ended December 31, 2022 and has no basis to expect that it will satisfy the 50% Ownership Test in the near future.

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

The Company believes that it satisfied the Publicly Traded Test for the taxable year ended December 31, 2022, based on information reported in Schedule 13G and Schedule 13D filings with the SEC. The Company cannot currently predict whether it will satisfy the Publicly Traded Test for the current taxable year. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company were to meet the Publicly Traded Test described above, the Company also generally would be a qualified shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption.

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

If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2022.

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

Sale, Exchange or Other Disposition of Common Shares

A United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such common shares. Assuming the Company does not constitute a PFIC for any taxable year, this gain or loss will generally be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains recognized by a United States Holder other than a corporation are generally taxed at preferential rates. A United States Holder’s ability to deduct capital losses is subject to limitations.

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

I.  Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders.

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements. As of December 31, 2022 we had a $44.4 million principal balance outstanding under the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and as of December 31, 2021 we had a $31.75 million principal balance outstanding under the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income /(loss).

In 2022, the weighted average interest rate for our then-outstanding facilities in total was 5.58% and the respective interest rates on our loan agreements ranged from 3.89% to 7.67%, including margins.

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

The following table sets forth the sensitivity of our existing loan as of December 31, 2022 as to a 1.0% (100 basis points) increase in SOFR, during the next four years, and reflects the additional interest expense that will be incurred.

Year	Amount
2023	$0.4 million
2024	$0.4 million
2025	$0.3 million
2026	$0.1 million

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

For accounting purposes, expenses incurred in Euro and other foreign currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. We do not consider the risk from exchange rate fluctuations to be material for our results of operations. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2022 was effective.

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

Item 16C.  Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2022 and 2021. This table below sets forth the total (actual) amounts billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services and breaks down the amounts by category of services:

	2022	2021
Audit Fees	$203,500	$327,100
Audit-Related Fees	—	—
Tax Fees	$6,850	$6,850
All Other Fees	—	—
Total	$210,350	$333,950

Audit fees for the years ended December 31, 2022 and 2021 were paid in Euros, and we assume an exchange rate of 0.95€/$ and 0.85€/$ for 2022 and 2021, respectively.

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

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

➢

in lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees may be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals;

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

Item 16H.  Mining Safety Disclosure

Not Applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following consolidated financial statements beginning on page F-1 are filed as a part of this annual report on Form 20-F.

Item 19.  Exhibits

1.1	Amended and Restated Articles of Incorporation of Globus Maritime Limited dated October 20, 2020 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Annual Report on Form 6-K (Reg. No. 001-34985) furnished on October 22, 2020)

1.2	Amended and Restated Bylaws of Globus Maritime Limited (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on August 2, 2019)

1.3	Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited dated April 24, 2012 (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

1.4	Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock of Globus Maritime Limited dated July 27, 2020 (incorporated by reference to Exhibit 99.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on July 27, 2020)

2.1*	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

2.2	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on July 31, 2020)

4.1	Registration Rights Agreement between Globus Maritime Limited and Firment Trading Limited dated November 23, 2016 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on November 27, 2016)

4.2*	Private Sublease Agreement dated June 22, 2022 between Globus Shipmanagement Corp.and F.G. Europe A.E

4.3	Warrant Agency Agreement dated June 22, 2020 among the Company, Computershare Inc., and Computershare Trust Company, N.A. as warrant agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.4	Form of Class A Warrant dated June 22, 2020 (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.5	Form of Securities Purchase Agreement dated June 26, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.6	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.7	Form of Securities Purchase Agreement dated July 17, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.8	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.9	Form of Securities Purchase Agreement dated December 7, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.10	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.11	Form of Securities Purchase Agreement dated January 27, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.12	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.13	Form of Securities Purchase Agreement dated February 12, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.14	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.15	Form of Securities Purchase Agreement dated June 25, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.16	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.17	Deed of Accession, Amendment and Restatement of Facility Agreement among First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and Globus Maritime Limited, among others, dated August 5, 2022

4.18*	Shipsale Contract for Construction and Sale of One (1) 64,000 DWT Type Bulk Carrier (Hull No. S-1885) dated April 29, 2022 among Calypso Shipholding S.A., Giant Line Inc., S.A., and Nihon Shipyard Co., Ltd.

4.19*	Shipbuilding Contract for One (1) 64,000-DWT Type Motor Bulk Carrier under Nacks Hull No. NE442 dated May 13, 2022 between Nantong Cosco Khi Ship Engineeering Co., Ltd. and Daxos Maritime Limited

4.20*	Shipbuilding Contract for One (1) 64,000-DWT Type Motor Bulk Carrier under Nacks Hull No. NE443 dated May 13, 2022 between Nantong Cosco Khi Ship Engineeering Co., Ltd. and Paralus Shipholding S.A.

8.1*	Subsidiaries of Globus Maritime Limited

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President and Chief Executive Officer

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President and Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.

124

101*

The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2022 and 2021; (ii) Consolidated Statements of Operations for the years ended December 31, 2020, 2021 and 2022; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2020, 2021 and 2022; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2020, 2021 and 2022; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2021 and 2022; and (vi) the Notes to Consolidated Financial Statements.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer and Chief Financial Officer

Date: March 20, 2023

126

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

127

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Globus Maritime Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Globus Maritime Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income / (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Indicators for impairment related to vessels

Description of the matter

At December 31, 2022, the carrying value of the Company’s vessels was $129,461 thousand. As discussed in Notes 2.3, 2.12 and 5 to the consolidated financial statements, at each reporting date the Company assesses whether there are any indicators that a vessel may be impaired in its evaluation of impairment indicators the Company considers external and internal information, in accordance with IAS 36 Impairment of Assets (“IAS 36”) and applies judgment when assessing market conditions.

Auditing management’s assessment of vessel impairment indicators was complex given the judgement and estimation uncertainty in assessing certain potential indicators of impairment, mainly due to significant volatility in vessel market conditions.

How we addressed the matter in our audit

We analyzed management’s assessment of vessel impairment indicators against the accounting guidance in IAS 36. To test management assessment of the developments in market conditions, our procedures included, among others, performing an independent analysis over the vessel market charter rates and market prices, recent sale and purchase activity for second-hand dry-bulk vessels and changes in independent brokers’ valuations using market information derived from external information sources for the industry and third-party information including industry analysts’ reports and other industry data.

We considered whether the information used by management was consistent with evidence obtained in other areas of the audit. Further, we assessed the Company’s disclosures in Notes 2.3, 2.12 and 5.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2007.

Athens, Greece

March 20, 2023

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. Dollars, except share and per share)

	Notes	2022	2021	2020
REVENUE:
Voyage revenues	2.22	61,390	43,211	11,753
Management & consulting fee income	4	365	170	—
Total Revenues		61,755	43,381	11,753

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	13	(5,373)	(1,128)	(2,490)
Vessel operating expenses	13	(18,012)	(13,808)	(8,581)
Depreciation	5	(5,600)	(3,910)	(2,398)
Depreciation of dry-docking costs	5	(4,646)	(2,751)	(1,335)
Administrative expenses	14	(2,876)	(2,610)	(1,891)
Administrative expenses payable to related parties	4	(1,412)	(1,361)	(1,915)
Share-based payments	4,12	—	(40)	(40)
Impairment loss	5	—	—	(4,615)
Other (expenses)/income, net		(204)	171	89
Operating income/(loss)		23,632	17,944	(11,423)

Interest income		375	8	16
Interest expense and finance costs	15	(2,320)	(3,262)	(4,155)
Gain/(loss) on derivative financial instruments	11	2,520	181	(1,647)
Foreign exchange gains/(losses), net		73	79	(163)
		648	(2,994)	(5,949)

TOTAL INCOME/(LOSS) FOR THE YEAR		24,280	14,950	(17,372)
Other Comprehensive Income		—	—	—
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR		24,280	14,950	(17,372)

Earnings/(Loss) per share (U.S.$):
- Basic and Diluted income/(loss) per share for the year	10	1.18	1.01	(18.11)

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

ASSETS	Notes	2022	2021

NON-CURRENT ASSETS
Vessels, net	5	129,461	130,724
Advances for vessel purchase	18	28,172	—
Office furniture and equipment		90	97
Right of use asset	2, 4	493	888
Restricted cash	3	3,590	3,576
Fair value of derivative financial instruments	11	1,315	417
Other non-current assets		10	10
Total non-current assets		163,131	135,712
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	11	1,092	—
Trade accounts receivable		109	1,003
Inventories	6	3,028	852
Prepayments and other assets		2,887	1,224
Restricted cash	3	2,378	1,648
Cash and cash equivalents	3	52,833	45,213
Total current assets		62,327	49,940
TOTAL ASSETS		225,458	185,652

EQUITY AND LIABILITIES

EQUITY
Issued share capital	9	82	82
Share premium	9	284,406	284,406
Accumulated deficit		(113,790)	(138,070)
Total equity		170,698	146,418
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	11	37,522	26,438
Provision for staff retirement indemnities		148	114
Lease liabilities	2, 18	188	556
Total non-current liabilities		37,858	27,108
CURRENT LIABILITIES
Current portion of long-term borrowings	11	6,803	5,044
Trade accounts payable and other	4, 7	3,548	1,100
Accrued liabilities and other payables	8	5,814	3,497
Current portion of lease liabilities	2, 18	321	349
Fair value of derivative financial instruments	11	—	92
Deferred revenue	2.4	416	2,044
Total current liabilities		16,902	12,126
TOTAL LIABILITIES		54,760	39,234
TOTAL EQUITY AND LIABILITIES		225,458	185,652

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. Dollars)

	Issued Share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2020	—	145,527	(135,648)	9,879
Loss for the year	—	—	(17,372)	(17,372)
Other comprehensive income	—	—	—	—
Total comprehensive loss	—	—	(17,372)	(17,372)
Share-based payments (note 12)	—	40	—	40
Issuance of common stock due to conversion (note 11)	—	815	—	815
Issuance of new common shares (Note 9)	12	49,305	—	49,317
Issuance of new common shares due to exercise of Warrants (Note 9)	—	194	—	194
Issuance of Class B preferred shares (Note 4)	—	300	—	300
Transaction costs on issue of new common shares (Note 9)	—	(1,079)	—	(1,079)
As at December 31, 2020	12	195,102	(153,020)	42,094
Income for the year	—	—	14,950	14,950
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	14,950	14,950
Share-based payments (note 12)	—	40	—	40
Issuance of new common shares (Note 9)	60	89,520	—	89,580
Issuance of new common shares due to exercise of Warrants (Note 9)	10	15	—	25
Issuance of Class B preferred shares (Note 4)	—	130	—	130
Transaction costs on issue of new common shares (Note 9)	—	(401)	—	(401)
As at December 31, 2021	82	284,406	(138,070)	146,418
Income for the year	—	—	24,280	24,280
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	24,280	24,280
As at December 31, 2022	82	284,406	(113,790)	170,698

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. Dollars)

	Notes	2022	2021	2020
Operating activities
Income / (Loss) for the year		24,280	14,950	(17,372)
Adjustments for:
Depreciation	5	5,600	3,910	2,398
Depreciation of deferred dry-docking costs	5	4,646	2,751	1,335
Payment of deferred dry-docking costs		(2,995)	(3,664)	(2,663)
Provision for staff retirement indemnities		35	83	5
Impairment loss	5	—	—	4,615
(Gain)/Loss on derivative financial instruments	11	(2,520)	(181)	1,647
Interest expense and finance costs	15	2,320	3,262	4,155
Interest income		(375)	(8)	(16)
Foreign exchange (gains)/losses, net		(26)	(87)	121
Share based payment	12	—	40	40
(Increase)/decrease in:
Trade accounts receivable		894	(850)	87
Inventories		(2,176)	396	297
Prepayments and other assets		(1,663)	(197)	(874)
Increase/(decrease) in:
Trade accounts payable		2,721	(1,917)	89
Accrued liabilities and other payables		(2,207)	503	(392)
Deferred revenue		(1,628)	1,759	285
Net cash generated from / (used in) operating activities		26,906	20,750	(6,243)
Cash flows from investing activities:
Vessel acquisition	5	—	(71,600)	(18,474)
Advance for vessel acquisition		(28,172)	—	—
Vessels’ improvements		(1,178)	(332)	(54)
Purchases of office furniture and equipment		(33)	(36)	(30)
Interest received		375	8	16
Net cash used in investing activities		(29,008)	(71,960)	(18,542)
Cash flows from financing activities:
Proceeds from loans	4, 11	18,000	34,250	—
Repayment of long-term debt	11	(5,375)	(3,993)	—
Prepayment of long-term debt	11	—	(35,507)	(3,040)
Proceeds from issuance of share capital	9	—	89,580	49,317
Proceeds from exercise of Warrants		—	25	194
Transaction costs on issuance of new common shares	9	—	(401)	(1,079)
(Increase)/decrease in restricted cash	3	(744)	(3,158)	369
Payment of financing costs		(259)	(545)	—
Payment of lease liability - principal		(286)	(241)	(159)
Interest paid		(1,614)	(2,624)	(4,146)
Net cash generated from financing activities		9,722	77,386	41,456
Net increase in cash and cash equivalents		7,620	26,176	16,671
Cash and cash equivalents at the beginning of the year	3	45,213	19,037	2,366
Cash and cash equivalents at the end of the year	3	52,833	45,213	19,037

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.              Basis of presentation and general information

The accompanying consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus’ shares were delisted from AIM.

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at December 31, 2022:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	—	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Calypso Shipholding S.A.	Marshall Islands	—	Hull No: S-1885*
Daxos Maritime Limited	Marshall Islands	—	Hull No: NE-442*
Olympia Shipholding S.A.	Marshall Islands	—	—
Paralus Shipholding S.A.	Marshall Islands	—	Hull No: NE-443*
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe

* New building vessels

The consolidated financial statements as at December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022, were approved for issuance by the Board of Directors on March 17, 2023.

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

As at December 31, 2022, the Company reported a total comprehensive income for the year of $24,280, net cash generated from operating activities of $26,906, Cash and cash equivalents of $52,833, a working capital surplus of $45,000 and was in compliance with its debt covenants.

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

The Company has evaluated the impact of the current economic situation on the recoverability of the carrying amount of its vessels. During the first quarter of 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. For the first quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4,615 was recorded (Note 5). The Company has re-assessed impairment indicators as at December 31, 2022 and concluded that no further impairment of its vessels should be recorded or previously recognized impairment should be reversed.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation, estimates and cash flows. Currently there is no direct effect on the Company’s operations.

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

2.2           Standards amendments and interpretations:

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as at January 1, 2022:

• IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements 2018-2020 (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

➢     IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the previous version of the IASB’s Conceptual Framework for Financial Reporting to the current version issued in 2018 without significantly changing the accounting requirements for business combinations.

➢     IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment any proceeds from the sale of items produced while bringing the asset to the location and condition necessary for it be capable of operating in the manner intended by management. Instead, a company recognizes such sales proceeds and related cost in profit or loss.

➢     IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous. The amendments clarify, the costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to the contract activities.

➢     Annual Improvements 2018-2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases

The amendments had no impact on the financial statements of the Company.

• IFRS 16 Leases-Covid 19 Related Rent Concessions beyond June 30, 2021 (Amendment)

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

The amendments had no impact on the financial statements of the Company.

Standards issued but not yet effective and not early adopted:

• IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted. The amendments provide guidance on the application of materiality judgements to accounting policy disclosures. In particular, the amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Also, guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgements about accounting policy disclosures. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.             Basis of Preparation and Significant Accounting Policies (continued)

• IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (Amendments)

The amendments become effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments introduce a new definition of accounting estimates, defined as monetary amounts in financial statements that are subject to measurement uncertainty, if they do not result from a correction of prior period error. Also, the amendments clarify what changes in accounting estimates are and how these differ from changes in accounting policies and corrections of errors. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

• IAS 12 Income taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted. The amendments narrow the scope of and provide further clarity on the initial recognition exception under IAS 12 and specify how companies should account for deferred tax related to assets and liabilities arising from a single transaction, such as leases and decommissioning obligations. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement, having considered the applicable tax law, whether such deductions are attributable for tax purposes to the liability or to the related asset component. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a lease asset and lease liability (or decommissioning liability and decommissioning asset component) give rise to taxable and deductible temporary differences that are not equal. Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

• IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted, and will need to be applied retrospectively in accordance with IAS 8. The objective of the amendments is to clarify the principles in IAS 1 for the classification of liabilities as either current or non-current. The amendments clarify the meaning of a right to defer settlement, the requirement for this right to exist at the end of the reporting period, that management intent does not affect current or non-current classification, that options by the counterparty that could result in settlement by the transfer of the entity’s own equity instruments do not affect current or non-current classification. Also, the amendments specify that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification. Additional disclosures are also required for non-current liabilities arising from loan arrangements that are subject to covenants to be complied with within twelve months after the reporting period. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

• IFRS 16 Leases: Lease Liability in a Sale and Leaseback (amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. The amendments are intended to improve the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction in IFRS 16, while it does not change the accounting for leases unrelated to sale and leaseback transactions. In particular, the seller-lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use it retains. Applying these requirements does not prevent the seller-lessee from recognizing, in profit or loss, any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendment retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application, being the beginning of the annual reporting period in which an entity first applied IFRS 16. Management has assessed that these amendments will have no impact on the Company’s financial position or performance.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Significant Accounting Policies (continued)

2.3          Significant accounting policies, judgments, estimates and assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognized during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgments: In the process of applying the Company’s accounting policies, management has made the following judgments that had a significant effect on the amounts recognized in the consolidated financial statements.

Impairment and Reversal of previously recognized impairment: The Company applies judgment in assessing at each reporting date whether indicators of impairment or reversal of previously recognized impairment loss exist for any vessels. If indicators of possible impairment or reversal of impairment are identified, the Company estimates the recoverable amount such vessel.

The Company considers the following indicators of impairment/reversal of impairment:

➢   Observable significant decrease / increase in vessel’s market value

➢   Significant adverse / favorable changes in the technological, economic or legal environment incurred or are expected to be incurred and negatively / positively affect vessel’s value or decrease / increase its revenue generating ability

➢   Market interest rates of return on investments have increased / decreased during the period, which will result in increase /decrease of the discount rate.

To evaluate the presence of impairment/reversal of impairment indicators the Company assessed current market conditions as derived from historical information including analysis over vessel market charter rates and market prices, recent vessels sales and purchase activity, independent brokers valuations reports and also assesses forward looking industry information regarding vessels market values.as well as various qualitative factors. Based on such assessment performed as of December 31, 2022 and 2021 the Company concluded that no indicators for impairment and reversal of impairment were present as of December 31, 2022 and 2021 and no impairment or reversal of previously recognized impairment losses was recorded for the years ended December 31, 2022 and 2021 (Note 5).

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

➢ Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking costs) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated dry docking dates. The key assumptions used are further explained in notes 2.9 to 2.12.

➢ Impairment of Vessels and Reversal of previously recognized impairment losses: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2022 and 2021. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows. See notes 2.12 and 5. The Company assesses also at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased.

2.4          Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using time charters and bareboat, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized on a straight-line basis over the period of the time charter. Such Voyage Revenues are treated in accordance with IFRS 16 as lease income, while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognized on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

Interest income: interest income is recognized as interest on an accrual basis.

Voyage expenses: Voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterer. Furthermore, voyage expenses include brokerage commission on revenue which is paid by the Company. Voyage expenses are accounted for on an accrual basis.

Vessel operating expenses: Vessel operating costs include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. Vessel operating expenses are accounted for on an accrual basis.

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

2.7         Trade accounts receivable, net: The amount shown as trade accounts receivable at each financial position date includes estimated recoveries from charterers for hire, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income/(loss). At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for expected credit losses. The provision for expected credit losses at December 31, 2022 was nil (2021: $8).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Significant Accounting Policies (continued)

2.8           Inventories: Inventories consist of lubricants, bunkers and gas cylinders and are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method.

2.9         Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of dry-docking cost) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met. Otherwise, these amounts are charged to expenses as incurred.

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

2.11        Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively. During 2020 the Company maintained the same scrap rate at $300/ton(absolute amount). During the fourth quarter of 2021, the Company adjusted the scrap rate from $300/ton(absolute amount) to $380/ton(absolute amount) due to the increased scrap rates worldwide. This resulted to a decrease of $145 to the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2021. During the fourth quarter of 2022, the Company adjusted the scrap rate from $380/ton(absolute amount) to $440/ton(absolute amount) due to the increased scrap rates worldwide. This resulted to a lower of $118 to the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2022. The scrap rates throughout these financial statements are in absolute amounts.

2.12        Impairment of Long-Lived Assets and Reversal of previously recognized impairment losses: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income/(loss). The Company assesses also at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income/(loss). After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life (refer to note 5).

2.13        Long-term debt: Long-term debt is initially recognized at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognized in the income statement component of the consolidated statement of comprehensive income/(loss) when the liabilities are derecognized or impaired, as well as through the amortization process. Accrued interest at the end of the reporting period is added at the current portion of long-term debt. As at December 31, 2021 amount of $179 that was previously presented under Accrued Liabilities was reclassified under Current portion of long-term borrowings.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Significant Accounting Policies (continued)

2.14        Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made. For the year ended December 31, 2022, the Company deferred financing costs of $259, which relate to the costs incurred for the top up loan amount of $18,000 with CIT Bank N.A. (see Note 11 for more details). For the year ended December 31, 2021, the Company deferred financing costs of $545, which relate to the costs incurred for the loan agreement with CIT Bank N.A. (This loan facility is referred to as the CIT Loan Facility, see Note 11 for more details). For the year ended December 31, 2020, the Company did not incur any financing costs.

2.15        Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the income statement component of the consolidated statement of comprehensive income/(loss) as incurred under “interest expense and finance costs” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalized.

2.16        Operating segment: The Company reports financial information and evaluates its operations by charter revenues and not by other factors such as length of ship employment for its customers i.e., spot or time charters or type of vessel. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

2.17        Provisions and contingencies: Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and, a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each financial position date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote, in which case there is no disclosure. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

2.18        Pension and retirement benefit obligations: The crew on board the vessels owned by the ship-owning companies, wholly owned subsidiaries of Globus, is employed under short-term contracts (usually up to nine months) and, accordingly, the Company is not liable for any pension or post-retirement benefits payable to the crew.

Provision for employees’ severance compensation: The Greek employees of the Company are bound by the Greek Labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employee remains in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company has provided for the employees’ retirement compensation liability which amounted to $148 as at December 31, 2022 (2021: $114), calculated by using the Projected Unit Credit Method and disclosed under non-current liabilities in the consolidated statement of financial position.

2.19        Offsetting of financial assets and liabilities: Financial assets and liabilities are offset and the net amount is presented in the consolidated financial position only when the Company has a legally enforceable right to set off the recognized amounts and intend either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

2.20        Financial assets and liabilities:

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

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 180 days past due.

The Company considers a financial asset to be in default when:

•	the counterparty is unlikely to pay its contractual obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•	the financial asset is more than 1 year past due.

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

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

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

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability and, the difference in the respective carrying amounts is recognized in profit or loss.

2.21        Leases:

Leases – where the Company is the lessee: The Company applies a single recognition and measurement approach for all leases, except for short term leases and leases of low value assets. The Company recognizes lease liabilities to make payments and right of use assets representing the right of use of the underlying asset. The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including any in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and any amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Significant Accounting Policies (continued)

The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which includes crew expenses, maintenance and consumable costs and was approximately $18,451 for the year ended December 31, 2022. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was approximately $42,939 for the year ended December 31, 2022.

2.22        Share based compensation: Globus operated equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares was recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share awards at the grant date. The relevant expense was recognized in the income statement component of the consolidated statement of comprehensive income/(loss), with a corresponding impact in equity.

2.23        Share capital and Warrants: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognized in equity as a deduction from the proceeds. The Company’s warrants meet the classification criteria as per IAS 32 and, accordingly, are classified in equity.

2.24        Dividends: Dividends to shareholders are recognized in the period in which the dividends are declared and appropriately authorized and are accounted for as dividends payable until paid.

2.25       Fair value measurement: The Company measures financial instruments, such as derivatives at fair value at each reporting date. In addition, fair values of financial instruments measured at amortized cost are disclosed in note 21. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, a) in the principal market for the asset or the liability or b) in the absence of a principal market, in the most advantageous market for the asset or liability both being accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that the market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest. A fair value measurement of a non-financial asset takes into account the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization at the end of each reporting period.

The Company engaged independent valuation specialists to determine the fair value of non-financial assets.

2.26       Current versus non-current classification: The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification.

An asset as current when it is:

•	Expected to be realized or intended to be sold or consumed in a normal operating cycle
•	Held primarily for the purpose of trading
•	Expected to be realized within twelve months after the reporting period
•	Cash or cash equivalent

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

2.27        Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

2.28        Interest Rate Swap: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow (see also note 21). The Company has not designated these interest rate swaps for hedge accounting.

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

2.29       Management & consulting fee income: The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the consolidated statement of comprehensive income/(loss) under management & consulting fee income.

3.            Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2022	2021
Cash on hand	36	25
Cash at banks	52,797	45,188
Total	52,833	45,213

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2022 and 2021, was $52,833 and $45,213, respectively.

As at December 31, 2022 and 2021, the Company had pledged an amount of $5,968 and $5,224, respectively, in order to fulfill collateral requirements. The fair value of the restricted cash as at December 31, 2022 was $5,968, $3,590 included in non-current assets and $2,378 included in current assets. The fair value of the restricted cash as at December 31, 2021 was $5,224, $3,576 included in non-current assets and $1,648 included in current assets as at December 31, 2021. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4.        Transactions with Related Parties

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2022, 2021 and 2020:

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.        Transactions with Related Parties (continued)

In August 2006, Globus entered into a rental agreement for 350 square meters of office space for its operations within a building owned by Cyberonica S.A. (an affiliate of Globus’s chairman). In 2016 the Company renewed the rental agreement at a monthly rate of Euro 10,360 (absolute amount) ($11.9) with a lease period ending January 2, 2025. On August 5, 2021, the Company entered into a new rental agreement for 902 square meters of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of Globus’s chairman) at a monthly rate of Euro 26,000 (absolute amount) with a lease period ending August 4, 2024. The previous rental agreement was terminated. Under IFRS 16 the new contract comprised of two parts, a modification of the old lease and a new lease for the extra space of 552 square meters, compared to the 350 square meters included in the previous rental agreement. The modification of the previous rental agreement resulted in $39 credit adjustment classified in the income statement component of the consolidated statement of comprehensive income/(loss) under interest and finance costs. In June 2022, the Company entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the same rate of Euro 26,000 (absolute amount) and with the same lease period ending of August 4, 2024. The previous rental agreement with Cyberonica was terminated resulting in a gain of $40 classified in the income statement component of the consolidated statement of comprehensive income/(loss) under interest and finance costs. The Company does not presently own any real estate. During the years ended December 31, 2022, 2021 and 2020, the rent charged amounted to $341, $242 and $141, respectively.

The depreciation charge for right-of-use asset for the years ended December 31, 2022, 2021 and 2020, was $327, $206 and $112, respectively, and was recognized in the income statement component of the consolidated statement of comprehensive income/(loss) under depreciation. The interest expense on lease liabilities for the years ended December 31, 2022, 2021 and 2020, was $54, $52 and $44, respectively, and recognized under interest expense and finance costs, respectively in the income statement component of the consolidated statement of comprehensive income/(loss). The total cash outflows for leases for the years ended December 31, 2022, 2021 and 2020, were approximately $341, $314 and $229, respectively, and were recognized in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

As at December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer. On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company (Goldenmare Limited) of its CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO at an annual fee of Euro 200,000 (absolute amount). On December 3, 2020, the Company agreed to increase the consultancy fees of Goldenmare Limited, from Euro 200,000 to Euro 400,000 (absolute amount) per annum and additionally pay a one-time cash bonus of $1,500 to the CEO pursuant to his consultancy agreement, which has been paid. Specifically, in February 2021, the Company paid to the CEO of Goldenmare Limited (Mr. Athanasios Feidakis) the amount of $1,000 and in September 2021 the remaining amount of $500. In addition, in December 2021, the Company agreed to pay a one-time cash bonus of $1,500 to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, if at the time of the payment Mr. Athanasios Feidakis remains CEO and the consultant has not terminated its consultancy agreement. At the time of the filing of these Consolidated Financial Statements, the bonus approved in 2021 has not been paid. The related expense for the years ended December 31, 2022, 2021 and 2020, amounted to $1,172, $1,216 and $1,772, respectively.

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

As at December 31, 2022, and 2021, Goldenmare Limited owned 10,300 of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.        Transactions with Related Parties (continued)

As at December 31, 2022 and 2021, Mr. George Feidakis beneficially owned 3.7% of Globus’ shares. Mr. George Feidakis (father of Mr. Athanasios Feidakis) is also the chairman of the Board of Directors of Globus.

In November 2018, Globus entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs (“Firment Shipping Credit Facility”). The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date at October 31, 2021, as amended. The Company had the right to draw-down any amount up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest was payable the last day of a period of three months after the Draw-down Date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest was charged. Globus also had the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Firment Shipping Credit Facility into common stock. The conversion price should equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. (“VWAP”) over the pricing period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or, (ii) Two Hundred Eighty US Dollars ($280.00) (absolute amount).

For the year ended December 31, 2020, the Company recognized Firment Shipping Credit Facility as hybrid financial instrument, which included an embedded derivative related to the conversion option (see Note 11) and recognized a loss on this derivative financial instrument amounting to $189, which was classified under “gain/(loss) on derivative financial instruments” in the income statements component of the consolidated statement of comprehensive income/(loss).

On May 8, 2020 the Company entered into an Amended and Restated Agreement with Firment Shipping Inc. and converted the existing Revolving Credit Facility to a Term Credit Facility, increased the available undrawn amount to $14.2 million (absolute amount) and extended the maturity date to October 31, 2021.

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

For the year ended December 31, 2020, Globus recognized interest expense of $26, which was classified in the income statement component of the consolidated statements of comprehensive income/(loss) under interest expense and finance costs.

On July 15, 2021 Globus entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company receives a daily fee of $1,000 (absolute amount). The chairman of the board of Globus is the majority shareholder of Eolos Shipmanagement.

On February 14, 2022 the Company changed the compensation of the non-executive directors. In the aggregate, the annual service fee for each of the directors (based on their current roles and committee seats) has been set at $80, payable in cash based on the annual service fees, committee fees, and other similar fees.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analyzed as follows:

	For the year ended December 31,
	2022	2021	2020
Directors’ remuneration	240	145	143
Share-based payments (Note 12)	—	40	40
Total	240	185	183

As at December 31, 2022, and 2021, $60 and $105 of the compensation to non-executive directors was remaining due and unpaid, respectively. Amounts payable to non-executive directors are classified as trade accounts payable and other in the consolidated statements of financial position.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.        Transactions with Related Parties (continued)

Compensation to the Company’s executive director is analyzed as follows:

	For the year ended December 31,
	2022	2021	2020
Short-term employee benefits	1,172	1,216	1,772
Total	1,172	1,216	1,772

As at December 31, 2022, and 2021, $2,088 and $985 of the compensation to the executive director was remaining due and unpaid, respectively.

5.         Vessels, net

The amounts in the consolidated statement of financial position are analyzed as follows:

	Vessels cost	Vessels accumulated depreciation	Dry docking costs	Accumulated depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2020	149,579	(101,858)	7,600	(7,079)	48,242
Additions/ Dry Docking Component	18,028	—	4,283	—	22,311
Impairment loss	(4,615)	—	—	—	(4,615)
Depreciation expense	—	(2,253)	—	(1,335)	(3,588)
Balance at December 31, 2020	162,992	(104,111)	11,883	(8,414)	62,350
Additions/ Dry Docking Component	70,746	—	4,044	—	74,790
Depreciation expense	—	(3,665)	—	(2,751)	(6,416)
Balance at December 31, 2021	233,738	(107,776)	15,927	(11,165)	130,724
Additions/ Dry Docking Component	1,178	—	7,438	—	8,616
Depreciation expense	—	(5,233)	—	(4,646)	(9,879)
Balance at December 31, 2022	234,916	(113,009)	23,365	(15,811)	129,461

On October 29, 2020, the Company took delivery of the m/v “Galaxy Globe”, a 2015-built Kamsarmax dry bulk carrier, through its subsidiary, Serena Maritime Limited, for a purchase price of $18.4 million (absolute amount), free of charter party, financed with available cash. The m/v “Galaxy Globe” was built at the Hudong-Zhonghua Shipyard in China and has a carrying capacity of 81,167 dwt. Upon the acquisition of the vessel, a total amount of $500 was recorded as dry-docking component and is being amortized until the vessel’s next scheduled survey to be performed in July 2023.

On February 18, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Nord Venus”, a 2011-built Kamsarmax dry bulk carrier, for a purchase price of $16.2 million (absolute amount). No initial dry-docking component has been recognized as the vessel underwent dry-docking subsequent to her delivery. The m/v “Nord Venus” was built at the Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt. On July 20, 2021, the Company took delivery of the m/v “Nord Venus” that was renamed to “Power Globe”.

On March 19, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Yangze 11”, a 2018-built Kamsarmax dry bulk carrier, for a purchase price of $27.0 million (absolute amount), the vessel cost amounted to $26.4 million (absolute amount), and the initial dry-docking component amounted to $0.6 million(absolute amount). The m/v “Yangze 11” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt. On June 9, 2021, the Company took delivery of the m/v “Yangze 11” that was renamed to “Diamond Globe”.

On September 22, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Peak Liberty”, a 2015-built Kamsarmax dry bulk carrier, for a purchase price of $28.4 million (absolute amount), the vessel cost amounted to $27.9 million (absolute amount), and the initial dry-docking component amounted to $0.5 million (absolute amount). The m/v “Peak Liberty” was built at Tsuneishi Zosen in Japan and has a carrying capacity of 81,837 dwt. On November 29, 2021, the Company took delivery of the m/v “Peak Liberty” that was renamed to “Orion Globe”.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.         Vessels, net (continued)

For the purpose of the consolidated statement of comprehensive income/(loss), depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2022	2021	2020
Vessels depreciation	5,233	3,665	2,253
Depreciation on office furniture and equipment	40	39	33
Depreciation of right of use asset (Note 18)	327	206	112
Total	5,600	3,910	2,398

As at December 31, 2022 the Company’s vessels, except the m/v Power and Diamond Globe, have been pledged as collateral to secure the bank loans discussed in note 11.

During the year ended December 31, 2022 the Company installed ballast water treatment system (“BWTS”)on five of its vessels amounting to an addition of approximately $1.1 million (absolute amount).

Impairment of non-financial assets: The Company performed an impairment assessment as at March 31, 2020 on whether there were indicators that a vessel(s) may be impaired and concluded that impairment indicators existed for all vessels. As at December 31, 2020, the Company performed an assessment on whether there were indicators that a vessel(s) may be impaired and impairment indicators were identified for two of the Company’s vessels. As impairment indicators were identified during 2020, discounted future cash flows for each vessel with impairment indicators were determined and compared to the vessel’s carrying value. For the discount factor, the Company applied the Weighted Average Cost of Capital rate that was calculated to be 4.06% as at December 31, 2020. The projected net discounted future cash flows for the first year were determined by considering an estimated daily time charter equivalent based on the most recent blended (for modern and older vessels) FFA (i.e. Forward Freight Agreements) time charter rate for the fiscal year 2021 for each type of vessel. For the remaining useful life of the vessels, the Company used the historical ten-year blended average one-year time charter rates substituting for the year 2016 that was considered as extreme values, with the year 2010. Expected outflows for scheduled vessels maintenance were taken into consideration as well as vessel operating expenses assuming an average annual increase rate of 1% based on the historical trend derived from actual results for the Company’s vessels since their delivery under the Company’s technical management. The average time charter rates used were in line with the overall chartering strategy, especially in periods/years of depressed charter rates; reflecting the full operating history of vessels of the same type and particulars with the Company’s operating fleet (Supramax and Panamax vessels with a deadweight (“dwt”) of over 50,000 and 70,000, respectively) and they covered at least one full business cycle. Effective fleet utilization was assumed at 87% and 90% (including ballast days) for the Supramaxes and the Panamaxes, respectively taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys), as well as an estimate of the period(s) needed for finding suitable employment and off-hire for reasons other than scheduled maintenance, assumptions in line with the Company’s expectations for future fleet utilization under the current fleet deployment strategy.

As at March 31, 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and recognized an impairment loss of $4,615. As at December 31, 2020, the Company concluded that no additional impairment loss should be recognized.

The impairment loss for the year ended December 31, 2020, analyzed by vessel is as follows:

Vessel	For the year ended December 31, 2020
m/v River Globe	(332)
m/v Sky Globe	(1,231)
m/v Star Globe	(460)
m/v Sun Globe	(2,013)
m/v Moon Globe	(579)
Impairment loss	(4,615)

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.         Vessels, net (continued)

As at December 31, 2022 and 2021, the Company performed an assessment on whether there were indicators that a vessel(s) may be impaired and no impairment indicators were identified for the Company’s vessels.

6.        Inventories

Inventories in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2022	2021
Lubricants	1,062	765
Gas cylinders	133	87
Bunkers	1,833	—
Total	3,028	852

7.        Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2022 and 2021, amounted to $3,548 and $1,100, respectively. Trade accounts payable are non-interest bearing.

8.        Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2022	2021
Accrued Interest Swap Loss	—	30
Accrued audit fees	77	82
Other accruals	5,552	3,262
Insurance deductibles	104	64
Other payables	81	59
Total	5,814	3,497

Other payables are non-interest bearing.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.         Share Capital and Share Premium

The authorized share capital of Globus consisted of the following:

	December 31,
	2022	2021	2020
Authorized share capital:
500,000,000 Common shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B Common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorized share capital	2,200	2,200	2,200

Holders of the Company’s common shares and Class B common shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B common shares are entitled to twenty votes per share. Each holder of Class B common shares may convert, at its option, any or all of the Class B common shares held by such holder into an equal number of common shares.

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2020	52,235	—
Issued during the year for share-based compensation (note 12)	2,812	—
Issuance of common stock due to conversion of loan	11,678	—
Issuance of new common stocks	2,942,848	12
Issuance of common stock due to exercise of pre-funded warrants	25,000	—
Issuance of common stock due to exercise of warrants	5,550	—
As at December 31, 2020	3,040,123	12
Issued during the year for share-based compensation (note 12)	12,178	—
Issuance of new common stocks	14,905,000	60
Issuance of common stock due to exercise of pre-funded warrants	2,625,000	10
As at December 31, 2021	20,582,301	82
Issued during the year for share-based compensation	—	—
As at December 31, 2022	20,582,301	82

During the years ended December 31, 2021 and 2020, Globus issued 12,178 and 2,812 common shares, respectively (par value $0.004 per share) as share-based payments. For the year ended December 31, 2022 Globus has not issued any common shares as share-based payment.

As at December 31, 2022, 2021 and 2020, no Class B common shares or Series A preferred shares (par value $0.001 per share) were outstanding.

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

During the year ended December 31, 2020, and further to the conversion clause included into the Convertible Note an amount of approximately $1,168, principal and accrued interest, was converted to share capital at a conversion price of $100 per share and a total number of 11,678 new shares, par value $0.004 per share, were issued in name of the holder of the Convertible Note.

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

The Class A Warrants are exercisable for a period of five years commencing on the date of issuance. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. We may be required to pay certain amounts as liquidated damages as specified in the warrants in the event we do not deliver common shares upon exercise of the warrants within the time periods specified in the warrants.

As at December 31, 2022 and 2021, the Company had issued 5,550 common shares, par value $0.004 per share, pursuant to exercise of outstanding Class A Warrants, resulting to cash proceeds of $194, and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares, par value $0.004 per share.

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

The PP Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2022 and 2021, no PP Warrants had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

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

The December 2020 Pre-Funded Warrants are exercisable at any time after their original issuance until exercised in full. The Pre-Funded Warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. The exercise price for the December 2020 Pre-Funded Warrants is $0.01 per share. The December 2020 Pre-Funded Warrants are exercisable at any time after their original issuance until exercised in full.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.        Share Capital and Share Premium (continued)

As at December 31, 2020, 25,000 December 2020 Pre-Funded Warrants had been exercised, resulting to net proceeds of $0.25 and the Company had 130,000 December 2020 Pre-Funded Warrants outstanding to purchase an aggregate of 130,000 common shares. On January 13, 2021, the remaining 130,000 December 2020 Pre-Funded Warrants were exercised, resulting to net proceeds of approximately $1 and the issuance of 130,000 common shares.

The December 2020 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2022 and 2021, no December 2020 Warrants had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

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

The January 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2022 and 2021, no January 2021 Warrants had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

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

The February 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2022 and 2021, no February 2021 Warrants had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.        Share Capital and Share Premium (continued)

The June 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2022 and 2021, no June 2021 Warrants had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

Total transaction costs for the issuance of common shares in relation to the offerings in 2021 amounted to $401.

The Company’s warrants were classified as equity in accordance with the provisions of IAS 32 meet the classification criteria as per IAS 32 and, accordingly, are classified in equity.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the Globus initial and follow-on public offerings, the effects of the settlement of the related party loans (note 4) with the issuance of the Company’s common shares and the effects of the share-based payments described in note 12. Accordingly, at December 31, 2022 and 2021, Globus share premium amounted to $284,406, and at December 31, 2020 amounted to $195,102.

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

As for the years ended December 31, 2022 and 2021, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 9). As the warrants were out-of-the money during the periods ended December 31, 2022 and 2021, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

As the Company reported losses for the year ended December 31, 2020, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS.

The following reflects the net income/(loss) per common share:

	For the year ended December 31,
	2022	2021	2020
Income/(Loss) attributable to common equity holders	24,280	14,950	(17,372)
Weighted average number of shares – basic and diluted	20,582,301	14,809,536	959,157
Net income/(loss) per common share – basic and diluted	1.18	1.01	(18.11)

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

Borrower	Principal	Deferred finance costs	Accrued Interest	Amortized cost
Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited, Serena Maritime Limited and Salaminia Maritime Limited.	44,375	(541)	491	44,325

Total at December 31, 2022	44,375	(541)	491	44,325
Less: Current Portion	(6,500)	188	(491)	(6,803)
Long-Term Portion	37,875	(353)	—	37,522

Total at December 31, 2021	31,750	(447)	179	31,482
Less: Current Portion	(5,000)	135	(179)	(5,044)
Long-Term Portion	26,750	(312)	—	26,438

In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility was in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bore interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility was referred to as EnTrust loan facility.

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021 and on May 10, 2021, the Company fully prepaid the balance of the EnTrust Loan facility.

In November 2018, Globus Maritime Limited entered into a credit facility for up to $15,000 with Firment Shipping Inc., an affiliate of the Company’s chairman, for the purpose of financing its general working capital needs. The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date on October 31, 2021 . The Company had the right to draw-down any amount of up to $15,000 or prepay any amount in multiples of $100. Any prepaid amount could be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts was charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest was payable the last day of a period of three months after the draw-down date, after this period in case of failure to pay any sum due, a default interest of 2% per annum above the regular interest was charged.

Globus also had the right, in its sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under the Firment Shipping Credit Facility into common stock. The conversion price would equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. (“VWAP”) over the pricing period multiplied by 80%, where the “Pricing Period” equaled the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) Two hundred eighty US Dollars ($280) (absolute amount).

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

On May 8, 2020 the Amended and Restated Agreement converted the existing Revolving Credit Facility to a Term Credit Facility and extended the maturity date to October 31, 2021. The facility with Firment Shipping Inc. expired on October 31, 2021.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.    Long-Term Debt, net (continued)

In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 with First Citizens Bank & Trust Company (“CIT Loan Facility”) (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited as the borrowers and is guaranteed by Globus. This loan facility is referred to as the “CIT loan facility”. The loan facility bore interest at LIBOR plus a margin of 3.75% for interest periods of three months.

The loan agreement was for the lesser of $34,250 and 52.5% of the aggregate market value of the Company’s ships. The Company drew an aggregate of $34,250 at closing and used a significant portion of the proceeds to fully repay the amounts outstanding under the loan agreement with EnTrust. The Company also entered into a swap agreement with respect to LIBOR. The Company paid CIT Bank an upfront fee in the amount of 1.25% of the total commitment of the loan.

On May 10, 2021, the Company drew down $34,250, paid $545 of borrowing costs incurred for the CIT loan facility, which were deferred over the duration of the loan facility, and fully prepaid the balance of the EnTrust loan facility. The CIT loan facility consists of six tranches, which shall be repaid in 20 consecutive quarterly instalments with each instalment in an aggregate amount of $1.25 million (absolute amount) as well as a balloon payment in an aggregate amount of $9.25 million (absolute amount) due together with the 20th and final instalment due in May 2026. The CIT Loan Facility bore interest at LIBOR plus 3.75% (or 5.75% default interest).

Following the agreement reached in August 2022 the benchmark rate of the CIT Loan Facility was amended from LIBOR to SOFR and the applicable margin was decreased from 3.75% to 3.35%. This amendment to the loan agreement falls within the scope of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Amendments”), which have been published by IASB in August 2020 and adopted by the Company as of January 1, 2021. In particular, the Company applied the practical expedient available under the Amendments and adjusted the effective interest rate when accounting for changes in the basis for determining the contractual cash flows under CIT loan facility. No adjustment to the carrying amount of the loan was necessary. The Company has also amended its interest rate swap agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and replaced the respective benchmark rate from LIBOR to SOFR in order to depict the change of base rate of the CIT Loan Facility. As a result of this amendment, and the revaluation of the interest rate swap, the Company recognized a realized gain of $163, which is included under Gain/(Loss) on derivative financial instruments, net in the income statement component of the consolidated statement of comprehensive income for the year ended December 31, 2022.

In August 2022, the Company also reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million (absolute amount) to $52.25 million (absolute amount), by a top up loan amount of $18 million (absolute amount) for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the loan facility bears interest at Term SOFR plus a margin 3.35% for the whole CIT loan facility. The Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.). On August 10, 2022, the Company drew down $18 million (absolute amount), paid approximately $259 of borrowing costs incurred, which were deferred over the duration of the loan facility.

The CIT Loan Facility may be prepaid. If the prepayment of any tranche other than the tranche financing Orion Globe occurs on or before May 10, 2023 but after May 10, 2022, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. If the prepayment of the tranche financing Orion Globe occurs on or before August 10, 2023, the prepayment fee is 2% of the amount prepaid and thereafter until August 10, 2024, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. The Company cannot reborrow any amount of the CIT Loan that is prepaid or repaid.

The CIT Loan Facility is secured by:

• First preferred mortgage over m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe, m/v Galaxy Globe and m/v Orion Globe.

• Guarantee from Globus Maritime Limited and joint liability of the seven vessel owning companies (each of which is a borrower under the CIT Loan Facility).

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

The Company is not permitted, without the written consent of CIT, to enter into a charter the duration of which exceeds or is capable of exceeding, by virtue of any optional extensions, 12 months.

The CIT Loan Facility contains various covenants requiring the vessels owning companies and/or Globus Maritime Limited to, among other things, ensure that:

 • The borrowers, must maintain a minimum liquidity at all times of not less than $500 for each mortgaged ship.

 • A minimum loan (including any exposure under a related hedging agreement) to value ratio of 70%, except for the tranche financing Orion Globe, for which for the first 18 months of the utilization of that tranche including any exposure under a related hedging agreement), a minimum loan to value ratio of 75% and thereafter 70%.

 • Each borrower must maintain in its earnings account $150 in respect of each ship then subject to a mortgage.

 • Globus Maritime Limited must maintain cash in an amount of not less than $150 for each ship that it owns that is not subject to a mortgage as part of the CIT Loan.

 • Globus Maritime Limited must have a maximum leverage ratio of 0.75:1.00.

 • If Globus Maritime Limited pays a dividend, subject to certain exceptions, then the debt service coverage ratio (i.e., aggregate EBITDA of Globus Maritime Limited for any period to the debt service for such period) after such dividend and for the remain of the CIT Loan Facility shall be at least 1.15:1.00.

Each borrower must create a reserve fund in the reserve account to meet the anticipated dry docking and special survey fees and expenses for the relevant ship owned by it and (for certain ships) the installation of ballast water treatment system on the ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, such that $1,200 is set aside by each borrower for its ship’s special survey, except for Serena Maritime Limited and Salaminia Maritime Limited, each of which are required to set aside quarterly payments that aggregate to $900.

Globus Maritime Limited is prohibited from making dividends (other than up to $500 annually on or in respect of its preferred share) in cash or redeem or repurchase its shares unless there is no event of default under the CIT Loan Facility, the net loan (including any exposure under a related hedging agreement) to value ratio is less than 60% before the making of the dividend and Globus Maritime Limited is in compliance with the debt service coverage ratio, and Globus Maritime Limited must prepay the CIT Loan Facility in an equal amount of the dividend.

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

The Company was in compliance with the covenants of the CIT Loan Facility as at December 31, 2022 and 2021.

The contractual annual loan principal payments to be made subsequent to December 31, 2022, were as follows:

December 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2023	6,500
2024	6,500
2025	6,500
2026	24,875
Total	44,375

The contractual annual loan principal payments to be made subsequent to December 31, 2021, were as follows:

December 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2022	5,000
2023	5,000
2024	5,000
2025	5,000
2026 and thereafter	11,750
Total	31,750

The weighted average interest rate for the years ended December 31, 2022 and 2021, was 5.58% and 5.69%, respectively.

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

For the year ended December 31, 2022 there were no share based payments, as in 2022 the Company changed the compensation of the non-executive directors (see Note 4).

13.      Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statements of comprehensive income/(loss) consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2022	2021	2020
Commissions	924	626	160
Bunkers expenses	3,876	—	2,117
Other voyage expenses	573	502	213
Total	5,373	1,128	2,490

Vessel operating expenses consisted of:

	For the year ended December 31,
	2022	2021	2020
Crew wages and related costs	8,952	7,570	4,865
Insurance	1,349	1,067	661
Spares, repairs and maintenance	3,935	2,414	1,574
Lubricants	924	555	434
Stores	2,340	1,712	787
Other	512	490	260
Total	18,012	13,808	8,581

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

14.      Administrative Expenses

The amount shown in the consolidated statements of comprehensive income/(loss) is analyzed as follows:

	For the year ended December 31,
	2022	2021	2020
Personnel expenses	1,454	1,455	1,013
Audit fees	204	215	143
Consulting fees	271	329	243
Communication	16	16	12
Stationery	3	6	3
Greek tax authorities (note 19)	292	185	130
Other	636	404	347
Total	2,876	2,610	1,891

15.      Interest Expense and Finance Costs

The amounts in the consolidated statements of comprehensive income/(loss) are analyzed as follows:

	For the year ended December 31,
	2022	2021	2020
Interest payable on long-term borrowings	2,047	1,958	3,721
Bank charges	60	59	69
Amortization of debt discount	165	547	293
Operating lease liability interest	54	52	44
Other finance expenses	34	646	28
Gain from termination of lease liability	(40)	—	—
Total	2,320	3,262	4,155

Other finance expenses for 2021 include approximately $0.6 million (absolute amount) that were the loan prepayment fee and expenses relating to the prepayment of EnTrust loan facility. Interest on long-term debt is normally settled quarterly throughout the year

16.      Dividends

No dividends were declared or paid on common shares during the years ended December 31, 2022, 2021 and 2020.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

 18.      Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. As at December 31, 2022, the non-cancellable arrangements had remaining terms between nil days to eight months, assuming redelivery at the earliest possible date. As at December 31, 2021, the non-cancellable arrangements had remaining terms between nil days to two and a half months, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as at December 31, 2022 and 2021, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration and early delivery of the vessels by the charterers is not accounted for):

	2022	2021
Within one year	6,675	6,082
Total	6,675	6,082

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

Office lease contract

As further discussed in Note 4 the Company has recognized a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the years ended December 31, 2022, 2021 and 2020, was $327, $206 and $112, respectively, and recognized under depreciation in the income statement component of the consolidated statements of comprehensive income/(loss). The interest expense on lease liability for the years ended December 31, 2022, 2021 and 2020, was $54, $52 and $44 respectively, and recognized under interest expense and finance costs in the income statement component of the consolidated statements of comprehensive income/(loss).

At December 31, 2022 and 2021, the current lease liability amounted to $321 and $349, respectively. The non-current lease liability amounted to $188 and $556, respectively. As at December 31, 2022 and 2021, the net carrying amount of the right of use asset was $493 and $888, respectively. These are included in the accompanying consolidated statements of financial position. The total cash outflows for leases for the years ended December 31, 2022, 2021 and 2020, were approximately $341, $314 and $229, respectively, and were recognized in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

Commitments under shipbuilding contracts

On April 29, 2022, the Company entered into a contract, through its subsidiary, Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt vessel. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million (absolute amount), which is included under Advances for vessel purchase in the consolidated statement of financial position.

On May 13, 2022, the Company has signed two contracts, through its subsidiaries, Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million (absolute amount) and in November 2022 paid the 2nd instalment of $6.9 million (absolute amount) for both vessels under construction. Both instalments are included under Advances for vessel purchase in the consolidated statement of financial position.

The contractual annual payments per subsidiary to be made subsequent to December 31, 2022, were as follows:

December 31,	Calypso Shipholding S.A.	Daxos Maritime Limited	Paralus Shipholding S.A.
2023	11,100	—	—
2024	18,500	24,785	24,785
Total	29,600	24,785	24,785

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

19.      Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes,which are included in vessel operating expenses in the accompanying consolidated statements of income/(loss).

Greek Authorities Tax

In January 2013, the tax Law 4110/2013 amended the provisions of art. 26 of Law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89/67 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax satisfies all income tax obligations of both the ship-owning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As at December 31, 2022, 2021 and 2020, the tax expense under the law amounted to $292, $185 and $130, respectively and is included in administrative expenses in the consolidated statements of comprehensive income/(loss).

U.S. Federal Income Tax

Globus is a foreign corporation with wholly owned subsidiaries that are foreign corporations, which derive income from the international operation of a ship or ships that may earn United States (“U.S”) source shipping income for U.S. federal income tax purposes.

Globus believes that under § 883 of the Internal Revenue Code, its income and the income of its ship-owning subsidiaries, to the extent derived from the international operation of a ship or ships, were exempt from U.S. federal income tax in 2022.

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

For the years ended December 31, 2022 and 2021, Globus and its wholly owned subsidiaries deriving income from the operation of international ships were organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus’s common shares, representing more than 50% of the voting power and value in Globus, were primarily and regularly traded on the Nasdaq Capital Market, which is an established securities market. Although Globus’s ship-owning and operating subsidiaries were not publicly traded, they should have qualified for the qualified shareholder test by virtue of their ownership by Globus. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that relied on § 883 for exempting U.S. source income from the international operation of ships should not have been subject to U.S. federal income tax for the years ended December 31, 2022 and 2021. It was not clear whether Globus was able to rely on the § 883 exemption for the year ended December 31, 2020. Nevertheless, because Globus and its subsidiaries earned no U.S. source gross transportation income (because none of Globus’s vessels made a voyage to or from the United States in 2020) neither the U.S. 4% gross basis tax nor the net income tax should be owed for 2020.

Under the laws of the Republic of Malta, the country of incorporation of one of the Company’s vessel-owning company’s, this vessel-owning company is not liable for any income tax on its income derived from shipping operations. The Republic of Malta is a country that has an income tax treaty with the United States. Accordingly, income earned by vessel-owning companies organized under the laws of the Republic of Malta may qualify for a treaty-based exemption. Specifically, Article 8 (Shipping and Air Transport) of the treaty sets out the relevant rule to the effect that profits of an enterprise of a Contracting State from the operation of ships in international traffic shall be taxable only in that State.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As at December 31, 2022 and 2021, the Company had no long-term borrowings at a fixed interest rate.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, on the Company’s income/(loss).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

20.       Financial risk management objectives and policies (continued)

	Increase/(Decrease) in basis points	Effect on income / (loss)

2022
$ Libor/SOFR	+15	(55)
	-20	73
2021
$ Libor	+15	(52)
	-20	69
2020
$ Libor	+15	(57)
	-20	75

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s loss due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as at December 31, 2022 and 2021, was not material.

	Change in rate	Effect on income / (loss)

2022	+10%	(573)
	-10%	573

2021	+10%	(478)
	-10%	478

2020	+10%	(258)
	-10%	258

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2022, 2021 and 2020:

	2022	%	2021	%	2020	%
A	6,606	11%	—	—	—	—
B	6,548	11%	—	—	—	—
C	—	—	7,726	18%	—	—
D	—	—	4,571	11%	—	—
Other	48,236	78%	30,914	71%	11,753	100%
Total	61,390	100%	43,211	100%	11,753	100%

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

 20.      Financial risk management objectives and policies (continued)

The table below summarizes the maturity profile of the Company’s financial liabilities (including interest) at December 31, 2022 and 2021 based on contractual undiscounted cash flows.

Year ended December 31, 2022	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,495	7,266	43,816	—	53,577
Lease liabilities	80	241	188	—	509
Accrued liabilities and other payables	5,814	—	—	—	5,814
Trade accounts payables	3,548	—	—	—	3,548
Total	11,937	7,507	44,004	—	63,448

Year ended December 31, 2021	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	1,566	4,614	29,325	—	35,505
Lease liabilities	92	275	585	—	952
Accrued liabilities and other payables	3,497	—	—	—	3,497
Trade accounts payables	1,100	—	—	—	1,100
Current portion of fair value of derivative financial instruments	23	69	—	—	92
Total	6,278	4,958	29,910	—	41,146

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios (refer to note 11). No changes were made in the objectives, policies or processes during the years ended December 31, 2022 and 2021.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

21.       Fair values (continued)

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2022
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	1,315	—	1,315	—	1,315
Current portion of fair value of derivative financial instruments	1,092	—	1,092	—	1,092
	2,407

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	44,375	—	45,549	—	45,549
	44,375

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2021
	Financial assets
Financial assets measured at fair value
Derivative financial instruments	417	—	417	—	417
	417

	Financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	92	—	92	—	92
	92
Financial liabilities not measured at fair value
Long-term borrowings	31,750	—	32,155	—	32,155
	31,750

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

21.       Fair values (continued)

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

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2021 and 2022.

22.       Events after the reporting date

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. The Company expects to recognize a gain of approximately $4.5 million (absolute amount) as a result of the sale, which will be classified in the income statement component of the consolidated statement of comprehensive income/(loss).

In March 2023 the Company, through its subsidiary, Calypso Shipholding S.A., paid the 2nd instalment under the contract dated April 29, 2022, for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt vessel, amounting to $3.7 million (absolute amount).

