Form 20-F
period 2023-12-31
GLOBUS MARITIME LTD
filed 2024-03-15
CIK 1499780

As filed with the Securities and Exchange Commission on March 15, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Athanasios Feidakis

128 Vouliagmenis Avenue, 3rd Floor

166 74 Glyfada, Attica, Greece

Tel: +30 210 960 8300

Facsimile: +30 210 960 8359

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered

Common Shares, par value $0.004 per share, including the preferred stock purchase rights	GLBS	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 20,582,301 of the registrant’s common shares outstanding and 10,300 Series B preferred shares outstanding.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Without limiting the generality of the foregoing, all statements in this annual report on Form 20-F concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. Other factors may affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in these forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us may include, but are not limited to, those factors and conditions described under “Item 3.D. Risk Factors” as well as general conditions in the economy, dry bulk industry and capital markets and effects of pandemics and world conflicts. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events or new information, other than any obligation to disclose material information under applicable securities laws. Forward-looking statements appear in a number of places in this annual report on Form 20-F including, without limitation, in the sections entitled “Item 5. Operating and Financial Review and Prospects,” “Item 4.A. History and Development of the Company” and “Item 8.A. Consolidated Statements and Other Financial Information—Our Dividend Policy and Restrictions on Dividends.”

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding on December 31, 2022 and 2023 as well as on the date of this annual report on Form 20-F. References to our Series B Preferred Shares are references to our shares of Series B preferred stock, par value $0.001 per share. References to our Series C Preferred Shares are references to our shares of Series C preferred stock, par value $0.001 per share.

On July 29, 2010, we effected a 1-4 reverse stock split of our common shares. On October 20, 2016, we effected a 1-4 reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). On October 15, 2018, we effected a 1-10 reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). On October 21, 2020, we effected a 1-100 reverse stock split which reduced number of outstanding common shares from 175,675,651 to 1,756,720 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts in this annual report on Form 20-F have been adjusted to give effect to these reverse stock splits.

Unless otherwise indicated, all references to “dollars” and “$” in this annual report on Form 20-F are to, and amounts are presented in, U.S. dollars. References to our ships, our vessels or our fleet or ships that we own relates to the ships that we own or bareboat charter through financing arrangements, unless context otherwise requires.

Rounding

Certain financial information has been rounded, and, as a result, certain totals shown in this annual report on Form 20-F may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

Market and Industry Data

Unless otherwise indicated, information contained in this annual report on Form 20-F concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third party sources to be reliable based on our management’s knowledge of the industry.

Trademarks

This annual report on Form 20-F may contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this annual report on Form 20-F is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this annual report on Form 20-F may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

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

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common shares speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks relating to Our Industry,” “Company Specific Risk Factors” and “Risks Relating to our Common Shares” and should be carefully considered, together with other information in this annual report on Form 20-F and our other filings with the Securities and Exchange Commission (the “SEC”), before making an investment decision regarding our common shares.

•        General dry bulk market conditions, including seasonal fluctuations and fluctuations in charter hire rates, vessel values, vessel supply, and need and demand for vessels and for dry bulk products;

•        General economic, financial, political and business conditions and disruptions, including counterparty risk, competition, inflation, sanctions, public health, piracy, terrorist attacks and other measures;

•        Compliance with, and our liabilities under, governmental, tax, environmental, ESG and safety laws and regulations;

•        Changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;

•        Capital expenditures and other costs necessary to operate and maintain and our vessels and to replace our vessel as they age;

•        Operational risks and labor interruptions;

•        Potential funding calls by our protection and indemnity clubs, and our insurers and our clubs may not cover losses or otherwise have sufficient resources to cover claims;

•        Increases in operating costs, including crew costs and fuel prices;

•        Arrest or requisition of our vessels;

•        Conducting business in China and changes in the economic, regulatory and political environment in the Asia Pacific region;

•        Fraud, fraudulent and illegal behavior, including the smuggling of drugs or other contraband onto our vessels;

•        Attracting and retaining key management personnel and other employees, and managing growth and improving our operating and financial systems and recruiting suitable employees;

•        Refinancing our existing indebtedness or obtaining additional financing, and compliance with covenants in existing financing arrangements;

•        Reliance on short-term or spot charters in volatile shipping markets and not benefiting from long-term charters;

•        Contracts for newbuilding vessels presenting certain economic and other risks;

•        Reliance on information systems and potential security breaches;

•        A limited number of financial institutions may hold our cash;

•        Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization;

•        Ability to provide reports as to the effectiveness of our internal control over financial reporting;

•        We depend upon a few significant customers for a large part of our revenues;

•        Fluctuations in foreign currency exchange and interest rates;

•        Effects of U.S. federal tax law on us and our shareholders;

•        Compliance with economic substance requirements;

•        Volatility of our stock price and dilution of shareholders;

•        Whether an active and liquid stock market will exist and/or remain and our common shares could be delisted from Nasdaq;

•        Our ability to declare and pay dividends; and

•        Anti-takeover provisions of our articles of incorporation and bylaws and shareholders rights agreement.

Risks relating to Our Industry

The international dry bulk shipping industry is cyclical and volatile.

The international seaborne transportation industry is cyclical and has high volatility in charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. For more information see “—The dry bulk vessel charter market remains significantly below its high in 2008.” Currently all of our vessels are chartered on short-term time charters or on the spot market, and we are exposed, therefore, to changes in spot market and short-term charter rates for dry bulk vessels and such changes affect our earnings and the value of our dry bulk vessels at any given time. For more information, see “—We depend on short-term or spot charters in volatile shipping markets.” The supply of and demand for shipping capacity strongly influences freight rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include:

•	supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration production or manufacturing facilities;
•	the globalization of production and manufacturing;
•	port and canal congestion charges;

•	general dry bulk shipping market conditions, including fluctuations in charter hire rates and vessel values and demand for and production of dry bulk products;

•	global and regional economic and political conditions, including exchange rates, trade deals, trade disputes or the imposition of tariffs on various commodities or finished goods, conflicts and wars (including the Ukraine conflict, the war between Israel and Hamas or the Houthi crisis in the Red Sea), and the rate and geographic distributions of economic growth;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns, including the distance dry bulk cargoes are to be moved by sea;

•	embargoes and strikes;

•	natural disasters and weather; and

•	public health threats, pandemics, such as COVID-19 (and various variants that may emerge), epidemics and other disease outbreaks and governmental responses thereto.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

•	the price of steel and vessel equipment;

•	technological advances in vessel design and capacity;

•	the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;
•	the availability of financing for new vessels and shipping activity;
•	vessel casualties; and
•	the number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs, or otherwise not available for hire.

•	port and canal congestion, speed of vessel operation and waiting times;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in national or international regulations (including, but not limited to, environmental regulations) that may limit the useful lives of vessels and effectively cause reductions in the carrying capacity of vessels.

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in 2008. The Baltic Dry Index, or the

BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from an all-time high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 on February 10, 2016. In the following years volatility was less extreme, although there were still multiple instances where the index decreased or increased by more than 50% in short periods of time. In 2023, the BDI ranged from a low of 530 on February 16, 2023 to a high of 3,346 on December 4, 2023. In 2024 through March 13, 2024, the BDI ranged from a high of 2,377 on March 11, 2024 to a low of 1,308 on January 17, 2024, but, due to its volatile nature, there can be no assurance of the future performance of the BDI.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. Following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK, and other countries have imposed sanctions against Russia and certain disputed regions of Ukraine. The sanctions imposed by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services, or technology in or from affected regions, travel bans, and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., the EU, and other countries could impose wider sanctions and take other actions. The war in Ukraine has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects so far remain unclear. More recently, the war between Israel and Hamas has resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea.

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

The shipping industry and dry bulk market are capital intensive and highly fragmented with many charterers, owners and operators of vessels and are characterized by intense competition. Competition arises primarily from other independent and state-owned vessel owners, some of whom have substantially greater resources than we do. The trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which may result in a greater competitive threat to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Competition for the transportation of cargo by sea is intense and depends on customer relationships, operating expertise, professional reputation, price, location, size, age, environmental, social, and governance criteria, condition and the acceptability of the vessel and its operators to the charterers. Competition may increase in some or all of our principal markets, including with the entry of new competitors, who may operate larger fleets through consolidations or acquisitions and may be able to sustain lower charter rates and offer higher quality vessels than we are able to offer. We may not be able to continue to compete successfully or effectively with our competitors and our competitive position may be eroded in the future, which could have an adverse effect on our fleet utilization and, accordingly, business, financial condition, results of operations and ability to pay dividends.

We also face competition from companies with more modern vessels with more fuel-efficient designs than our current vessels. Competition from more technologically advanced vessels could adversely affect the chartering opportunities available to us and the charter rates we will be able to negotiate, therefore adversely affecting our business, operating results, cash flows, and financial condition, while also significantly decreasing the resale value of our vessels.

Political instability, terrorist or other attacks, war and international hostilities could affect our business, results of operations, cash flows and financial condition

Our business, operating results, cash flows, financial conditions, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels or other vessels we may acquire are employed or registered. We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the war between Ukraine and Russia and between Israel and Hamas, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea), and other countries and geographic areas, geopolitical events, such as Brexit, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities.

The continuing war and recent developments in Ukraine, the Middle East, including tensions between the U.S. and Iran, the war between Israel and Hamas and the conflict in the Red Sea, as well as other geographic countries and areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between Russia and Ukraine, Israel and Hamas, China and Taiwan, or the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The conflict between Russia and Ukraine, which commenced in February 2022 and the length and breadth of which remains highly unpredictable, may lead to further regional and international conflicts or armed action. This conflict has disrupted supply chains and caused instability and significant volatility in the global economy, with effects on shipping freight rates, which have experienced volatility. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the United States, the European Union, the United Kingdom and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas, and coal. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above historical pricing. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the dry bulk market and the world economy. While we currently do not have any Ukrainian or Russian crew and our vessels currently do not sail in the Black Sea, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

The ongoing conflict between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the dry bulk industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows.

Furthermore, the intensity and duration of the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea and the recent outbreak of conflict in the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. The International Maritime Organization’s (“IMO”) extraordinary council session held on March 10-11, 2022 addressed the impacts on shipping and seafarers, as a result of the war in Ukraine. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The current state of the world financial market and current economic conditions could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties, such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition, and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets, and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels and other vessels we may acquire. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions in the Red Sea or Russia and NATO tensions, China and Taiwan disputes, the United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19 and its variants, and banking crises or failures, such as the recent Silicon Valley Bank, Signature Bank, and First Republic Bank failures. See also “—Pandemics such as the coronavirus (COVID-19) may make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in the Red Sea and their impact on the world economy is uncertain. If such conditions are sustained, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union, or EU, member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the U.S., and other parts of the world. The withdrawal of the UK from the EU, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.

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

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the year ended December 31, 2023, China’s GDP growth rate was claimed by China to have recovered to 5.2%, but the economy continues to be weighed down by the ongoing crisis in the property market. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods, and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, and financial condition.

Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging, and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business and operating results or impair our ability to borrow under our current financial arrangements or future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing on favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures.

An over-supply of dry bulk carrier capacity may depress charter rates.

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the short-term or spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In recent years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2028, was approximately 8.66% of the existing world dry bulk fleet as of December 31, 2023, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. A material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, results of operations and ability to pay dividends. An uptick in charter rates generally discourages scrapping older vessels, but recent regulatory actions have increased the economic incentive to scrap certain older vessels. Accordingly, it remains to be seen in the coming year whether the number of worldwide dry bulk carrying capacity, net of scrapped vessels, will increase.

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

Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and increased management costs and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast water, recycling of vessels, maintenance and inspection, elimination of tin-based paint, development and implementation of safety and emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For instance, the IMO’s global 0.5% sulphur cap on marine fuels came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). Our vessels require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. In addition, on January 1, 2023, regulations came into force that aim to reduce carbon emissions from both new and existing ships as measured by two main energy efficiency indicators. Ships that fail to comply with these 2023 regulations may be subject to penalties and require modifications to the ship to ensure compliance. It is difficult to determine the cost, if any, until our ships’ performance is measured in accordance with these new regulations. If our ships fail to comply with the IMO 2023 regulations or otherwise do not have good performance, this can result in penalties and require modifications to the ship to ensure compliance. Any such modifications may be costly and those ships will be off hire during any period of modification. These and other costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of the vessel to develop, implement and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and protection of the environment and describing procedures for dealing with emergencies. Further details in relation to the ISM Code are set out below in the section headed “Environmental and Other Regulations.” The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, and, if the implementing legislation so provides, to criminal sanctions, may invalidate or result in the loss of existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. In addition, if we fail to maintain ISM Code certification for our vessels, we may also breach covenants in our financial arrangements that require that our vessels be ISM-Code certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing our financial arrangements or otherwise terminate charters for any sale and leaseback transaction to which we are a party. As of the date of this annual report on Form 20-F, each of our vessels is ISM Code-certified.

Reactions to climate change may impose additional requirements.

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

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation is expected to come into effect on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

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

Our operations may be adversely impacted by severe weather, including as a result of climate change.

Tropical storms, hurricanes, typhoons, and other severe maritime weather events could result in the suspension of operations at the planned ports of call for our vessels and other vessels we may acquire and require significant deviations from planned routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, as well as other delays caused by increasing frequency of severe weather, could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, operating results, and financial condition.

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

Our charters provide the charterer the right to terminate the charter on the occurrence of stated events or the existence of specified conditions. In addition, the ability and willingness of each of our charterers to perform its obligations under its charter with us will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry and the overall financial condition of the counterparties, and the supply and demand for dry bulk commodities. The costs and delays associated with the default of a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Capital expenditure and other costs necessary to operate and maintain our vessels may increase.

Changes in safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditure. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

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

The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships, generally, market disruptions, delays, and rerouting and could also subject us to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels or other vessels we may acquire, or result in the imposition of public health measures, which may prevent our vessels or other vessels we may acquire from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing conflict in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea and the recent outbreak of conflict in the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years, the Red Sea, the Gulf of Aden off the Coast of Somalia and parts of the Indian Ocean and West Africa. Continuing conflicts and recent developments in the Middle East and North Africa, including Egypt, Syria, Iran, Iraq and Libya, the recent conflict in Ukraine and between Israel and Hamas, and the presence of United States and other armed forces in the Middle East and Asia could produce armed conflict or be the target of terrorist attacks, and lead to civil disturbance and uncertainty in financial markets. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, we face the risk of a marine disaster, which could include an oil spill and other environmental damage. Although our vessels carry a relatively small amount of oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

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

If our vessels or other vessels we may acquire suffer damage, they may need to be repaired at a drydocking facility. The time and costs of repairs are unpredictable and may be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of earnings while our vessels or other vessels we may acquire are being repaired and repositioned, as well as the actual cost of these repairs and repositioning, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility and be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities, or both, would decrease our earnings.

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our financial arrangements, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which may increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.

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

Fuel is a significant, if not the largest, expense if vessels are under voyage charter or if consumed during ballast days. Moreover, the cost of fuel will affect the profit we can earn on the short-term or spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, the imposition of new regulations adopted by the IMO, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. While fuel prices remained generally lower in 2023 as compared to 2022, fuel has or may become much more expensive in the future, including as a result of the developments in Ukraine and the sanctions against Russia, the imposition of sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. Increases in crew costs may adversely affect our profitability. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance. Furthermore, while we do not have any Ukrainian or Russian crew and the Company’s vessels currently do not sail in the Black Sea, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential shortage of crew due to the conflict between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest our vessels.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages even if we are not at fault, for example, if we pay a supplier for bunkers who subcontracts the supply and does not pay such subcontractor. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels, could cause us to default on a charter, breach covenants in our financial arrangements, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment of such compensation would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies may be costly.

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate or manage are classed by one of the major classification societies, for example Nippon Kaiji Kyokai (Class NK), DNV GL, Lloyds and ABS. Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, certain covenants in our existing financial arrangements or future credit arrangements may be triggered, including as a result of the vessel being unable to trade between ports and being unemployable. Such an occurrence could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

A further economic slowdown or changes in the economic, regulatory and political environment in the Asia Pacific region could reduce dry bulk trade demand.

A significant number of the port calls made by our vessels involve the transportation of dry bulk products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region or changes in the regulatory environment, and particularly in China or Japan, could have an adverse effect on our business, results of operations, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies as measured by gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2023 was approximately 5.2% according to China. In addition, China previously imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future.

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

Pandemics such as the coronavirus (COVID-19) may make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.

Global public health threats, such as the COVID-19 outbreak, and its variants, influenza, and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our charterers and other customers. For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines, and other emergency public health measures. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

Our business may be adversely affected by the lingering effects of COVID-19 and the reimposition of governmental responses to the virus, which has introduced uncertainty into our operational and financial activities and has negatively impacted, and may continue to impact negatively, global economic activity. Average charter rates for dry bulk vessels, as measured by the Baltic Dry Index, improved significantly in 2021 and part of 2022 since the second quarter of 2020, reduced in the beginning of 2023 and rebounded towards the end of 2023; the underlying reasons for this improvement, such as tight supply lines, increased demand for bulk commodities on the back of firmly rebounding industrial activity, increased demand for containerized cargo due to increased consumption mainly from developed countries, and newbuild construction being put on hold due to the pandemic, has somewhat reversed, which could negatively impact our business. Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur and similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels and other vessels we may acquire may not be able to call on or disembark from ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases. Continued uncertainties associated with the COVID-19 pandemic worldwide may cause an adverse impact on the global economy and the rate environment for tanker and other cargo vessels may deteriorate and our operations and cash flows may be negatively impacted.

The extent to which our business, operating results, cash flows, financial condition, financings, value of our vessels or other vessels we may acquire, and ability to pay dividends may be negatively affected by a resurgence of COVID-19 or future pandemics, epidemics, or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic, or epidemic may have on our business, operating results, cash flows, and financial condition, which could be material and adverse.

Sulphur regulations to reduce air pollution from ships may require retrofitting of vessels and may cause us to incur significant costs.

Since January 1, 2020 the IMO regulations have required vessels to comply with a global cap on the sulphur in fuel oil used on board of 0.5%, down from the previous 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulphur fuels on board, which costs more than higher sulphur fuel; (ii) installing scrubbers for cleaning of the exhaust gas (which we have not done to any of our vessels); or (iii) by retrofitting vessels to be powered by liquefied natural gas (which we have not done to any of our vessels), which may not be a viable option due to the lack of supply network and high costs involved in this process. Additionally, in July 2023, IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, and (3) pursuing net-zero GHG emission by or around 2050. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. It is unclear how the new emissions standard will affect the employment of our vessels, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. Over time, however, it is possible that ships not retrofitted to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

Worldwide inflationary pressures could negatively impact our results of operations and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 3.4% percent from December 2022 to December 2023. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. During an inflationary period, such as one we are currently experiencing, the SOFR or similar reference rate will generally be increased, thus costing us more money to service our debt obligations and reducing our net revenues. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results.

Environmental, social and governance matters may impact our business and reputation.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or ESG, which are considered to contribute to the long-term sustainability of a company’s performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impact on climate change and human rights, ethics and compliance with laws, and the role of the company’s board of directors in supervising various sustainability issues.

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet societal expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

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

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eight facilities in Turkey, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. We currently don’t have any vessels flagged in the EU, but in the future we may have vessels flagged in EU jurisdictions.

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

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules will become effective 60 days following publication of the adopting release in the Federal Register. As a non-accelerated filer, we will be required to provide the enhanced climate-related disclosures in our annual reports for the year ending December 31, 2027. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our vessels are manned by masters, officers and crews (totaling 135 as of December 31, 2023). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

Company-Specific Risk Factors

The market values of our vessels have fluctuated and have from time to time triggered certain financial covenants under our existing and potentially future financing arrangements.

The fair market values of our vessels and other vessels we may acquire are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of our vessels and other vessels we may acquire could require us to raise additional capital in order to remain compliant with our loan covenants or the covenants in the other financing agreements and could result in the loss of our vessels and other vessels we may acquire (including, through foreclosure by our lenders and lessors) and adversely affect our earnings and financial condition.

The market value of dry bulk vessels has generally experienced high volatility. The market prices for secondhand and newbuilding dry bulk vessels in the recent past have declined from historically high levels to low levels within a short period of time.

The market value of our vessels may increase and decrease depending on a number of factors including:

➢	prevailing level of charter rates;
➢	the environmental friendliness of our vessels;

➢	general economic and market conditions affecting the shipping industry, including relating to COVID-19 and the Ukraine conflict and related sanctions;

➢	competition from other shipping companies;

➢	configurations, sizes and ages of vessels;

➢	sophistication and condition of vessels;
➢	advances in efficiency, such as introduction of autonomous vessels;
➢	supply and demand for vessels;

➢	other modes of transportation;

➢	cost and number of newbuildings;

➢	ability of buyers to access financing and capital;
➢	number of vessels scrapped or otherwise removed from the world fleet;
➢	lifetime maintenance record;
➢

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise;

➢	governmental or other regulations; and

➢	technological advances.

In addition, as vessels grow older, they generally decline in value. Our loan agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), which we refer to as our CIT Loan Facility, is secured by mortgages on six of our vessels, and requires us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity. Our previous loan facilities had similar requirements, and any financing arrangements may have similar collateral requirements and provisions. Since the middle of 2008 through part of 2021, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases led to a decline in the market values of our vessels, which have increased since that time. However, we cannot predict when and if vessel values will again start to decline.

As of December 31, 2023, we were in compliance with the covenants included in our CIT Loan Facility. For a more detailed discussion see “Item 5.B Liquidity and Capital Resources—Indebtedness” and Note 11 in the Consolidated Financial Statements included herewith.

Further declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to borrow under our current CIT Loan Facility or future financing arrangements we may enter into. If we breach the financial and other covenants under our financial arrangements, our lenders or capital providers could accelerate our indebtedness, or require us to pay down our indebtedness to a level where we regain compliance with such covenants, and/or foreclose on vessels in our fleet or terminate a bareboat charter in the case where we have a sale and leaseback transaction, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and for Globus Maritime to pay dividends.

For a more detailed discussion on our loan covenants and cross-default provisions, see “Item 5.B Liquidity and Capital Resources—Indebtedness—CIT Loan Facility.”

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

Our financial arrangements contain, and we expect that future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations. In addition, because of the presence of cross-default provisions in our existing loan agreement and the expectation that such may exist in any future financing arrangements, a default by us under one loan could lead to defaults under multiple loans.

Our CIT Loan Facility contains, and future financing arrangements may contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, change our chief executive officer or chairman or ship manager, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

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

If we fail to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of dry bulk vessels have generally experienced high volatility), which are currently present in our CIT Loan Facility. In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels in our fleet. The loss of any of our vessels could have a material adverse effect on our business, results of operations and financial condition.

Our CIT Loan Facility contains, and any financing agreements we may enter into in the future may contain, cross-default provisions, pursuant to which a default by us under a loan and the refusal of any one lender to grant or extend a waiver could result in the acceleration of our indebtedness under any other loans and financing agreements we have entered into.

There can be no assurance that we will obtain waivers and deferrals from our lenders in the future, if needed, as we have obtained in the past. We are currently in compliance with all applicable financial covenants under our financing arrangements. For more information regarding our current financing arrangements, see please see “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

We cannot assure you that we will be able to refinance our existing indebtedness or obtain additional financing.

We currently have secured indebtedness under one loan agreement and are also party to one sale and leaseback transaction. For more information on our existing financing arrangements, please see “Item 5.B. Liquidity and Capital Resources—Indebtedness.” We may finance future fleet expansion with additional secured indebtedness or sale and leaseback arrangement or similar structures. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

If we are not able to obtain new debt financing on terms acceptable to us or refinance our existing debt, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. In addition, debt service payments under our loan agreements or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. Our inability to obtain additional or replacement financing at anticipated costs or at all may materially affect our results of operation, our ability to implement our business strategy, our payment of dividends and our ability to continue as a going concern.

We depend on short-term or spot charters in volatile shipping markets.

We currently charter most of the vessels in our fleet on the short-term charter market. The short-term or spot charter market is highly competitive and short-term or spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the short-term or spot market may enable us to benefit if industry conditions strengthen, we must consistently procure short-term or spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for short-term or spot charters and to the off-hire periods including ballast passages. Rates within the short-term or spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our vessels fully employed in these short-term markets or that future short-term or spot rates will be sufficient to enable the vessels to be operated profitably. A significant decrease in charter rates would affect value and further adversely affect our profitability, cash flows and ability to pay dividends. Furthermore, we have in the past, and may in the future, employ our vessels on index-linked time charters. Index-linked charters, regardless of the length of charter, reflect similar rate volatility as spot/voyage rates, as they are usually dependent on market conditions that may be volatile, although the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates. We cannot give assurances that future available short-term spot charters or index-linked charters will enable us to operate our vessels profitably.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

We may be unable to successfully employ our vessels on long-term time charters or take advantage of favorable opportunities involving short-term or spot market charter rates.

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the short-term or spot market and on bareboat charters and long-term or fixed-hire or index-linked hire time charters. We believe this strategy provides the cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing short-term or spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us. We may, for example, seek to employ a greater portion of our fleet on the short-term, spot market or index-linked time charters or on fixed-hire time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long-term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Index-linked charters, regardless of the length of charter, reflect similar rate volatility as spot/voyage rates, as the hire changes depending on then existing market conditions that may be volatile, although the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates. Accordingly, our mix between short-term or spot charters, longer-term charters and index-linked charters changes from time-to-time. When our ships are not all on the short-term or spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

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

Contracts for newbuilding vessels present certain economic and other risks.

Four of our subsidiaries have contracts for the construction of four Ultramaxes for anticipated delivery in 2024-2026. We may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While two of those four contracts have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2023 and 2022, the weighted average age of the vessels in our fleet was 11.2 years. Our oldest vessel was built in 2007, and our youngest vessel was built in 2024. As our fleet ages, we will incur increased costs to operate and maintain the vessels. Older vessels are typically less fuel efficient and cost more to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers, which could result in lower utilization and, therefore, lower revenues. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

We may have difficulty managing our planned growth properly.

Our recent vessel acquisitions have imposed additional responsibilities on our management and staff, as will any further acquisition of vessels, which may require us to add more personnel and find new customers. Attracting qualified staff and customers are difficult tasks, and we might struggle to do so on attractive terms.

We intend to continue to stabilize and then to try to grow our business through disciplined acquisitions of vessels that meet our selection criteria and newly built vessels if we can negotiate attractive purchase prices. Our ability to manage our planned growth will primarily depend on our ability to:

➢	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs;
➢	finance our operations;
➢	identify opportunities to enter other seaborne transportation sectors;
➢	locate and acquire suitable vessels;

➢	identify and consummate acquisitions and/or joint ventures;

➢	enhance our customer base;

➢	integrate any acquired businesses or vessels, including those operating in sectors in which we do not currently operate, successfully with our existing operations;

➢	hire, train, and retain qualified personnel and crew to manage and operate our growing business and fleet; and
➢	obtain required financing on acceptable terms.

A delay in the delivery to us of any new vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences. A shipyard could fail to deliver a newbuilding on time or at all because of:

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

Furthermore, our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, as we seek to expand our internal technical management capabilities and our fleet, we or our crewing agents may need to recruit suitable additional seafarers and shore based administrative and management personnel. We cannot guarantee that we or our crewing agents will be able to hire suitable employees or a sufficient number of employees if and as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to develop and maintain effective financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced or eliminated.

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

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations, and standards relating to reporting requirements, including the EU General Data Protection Regulation, or GDPR, may create additional compliance requirements for us.

GDPR broadens the scope of personal privacy laws to protect the rights of EU citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR was enforced on May 25, 2018, and non-compliance exposes entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition, and operations.

A cyber-attack or our information systems otherwise not properly working could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of our vessels or other vessels we may acquire as well as our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. Despite our cybersecurity measures, a successful cyber-attack, including as a result of spam, targeted phishing-type emails, and ransomware attacks, or other breach of or significant interruption or failure of our information technology systems, could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the escalation in conflict between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such a threat and any potential impact at this time.

We expect that a limited number of financial institutions will hold our cash including financial institutions that may be located in Greece and the United States.

We expect that a limited number of financial institutions will hold all of our cash, including some institutions located in Greece and the U.S. Our bank accounts are with banks in Switzerland, the U.S. and Greece. Of the financial institutions located in Greece, none are subsidiaries of international banks. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default by these financial institutions.

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

As of December 31, 2023 and December 31, 2022, the vessels in our fleet had a weighted average age of 11.2 years, for both years. Our oldest vessel was built in 2007, and our youngest vessel was built in 2024. Unless we maintain reserves or are able to raise or borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

We depend upon a few significant customers for a large part of our revenues.

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2023, 2022 and 2021, we derived substantially all of our revenues from approximately 28, 37 and 23 customers, respectively, and approximately 55%, 39% and 47%, respectively, of our revenues during those years were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates the charter because of our non-performance, including failure to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, serious deficiencies in the vessel, prolonged periods of off-hire or our default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than 30 days.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2023, 2022 and 2021 we incurred approximately 30%, 30% and 31%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our results from operations. We have not hedged our currency exposure, and, as a result, our results of operations and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

If volatility in the Secured Overnight Financing Rate, or SOFR, occurs, it could affect our profitability, earnings and cash flow.

The interest rates borne by our financing arrangements fluctuate with changes in SOFR (which replaced the previously used LIBOR), which fluctuations would affect the amount of interest payable on those debts, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. In particular, the interest provisions in our CIT Loan Facility and our sale and leaseback arrangement are based on Term SOFR.

An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve and the United States Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our existing financing arrangement, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR in the future, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows.

In order to manage our exposure to interest rate fluctuations under SOFR, or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position and have the potential to cause us to breach covenants in our financing arrangements that require maintenance of certain financial positions and ratios.

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

Based on our current operations and anticipated future operations, we believe we should not be treated as a PFIC. In this regard, we intend to treat gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities should not constitute “passive income,” and that vessels that we operate in connection with the production of that income do not constitute assets that produce or are held for the production of “passive income.”

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

Additionally, the U.S. Iran Threat Reduction Act (which was signed into law in 2012) amended the Securities Exchange Act of 1934, as amended, or the Exchange Act, to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement.

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

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Cuba, North Korea, and Syria. It is also possible for us to call on a port in Russia, which is subject to substantial U.S. sanctions, although not a comprehensive embargo. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

On March 12, 2019, the Council of the European Union published a list of “non-cooperative jurisdictions” for tax purposes in which the Republic of the Marshall Islands, among others, was placed by the E.U. on this list for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council of the European Union on October 10, 2019 that the Marshall Islands had been removed from that list, but was put back on the list in February 2023 and removed again in October 2023. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits certain E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Our management company is also a Marshall Islands entity. Most of our subsidiaries are Marshall Islands entities, and one of our subsidiaries is organized in Malta. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or with respect to Marshall Islands Economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliance Marshall Islands entity or struck from the register of companies in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or results of operations.

We do not know (i) if the E.U. will once again add the Marshall Islands from the list of non-cooperative jurisdictions, or add Malta to that list; (ii) what actions the Marshall Islands or Malta may take, if any, to remove itself from such list if it should be placed on the list of non-cooperative jurisdictions; (iii) how quickly the E.U. would react to any changes in legislation of the Marshall Islands or Malta; or (iv) how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Our stock price has been volatile recently. The closing price of our common shares within 2023 has ranged from a peak of $2.97 on December 22, 2023 to a low of $0.85 on September 5, 2023, representing a 71% difference. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate. Our stock price was $2.33 on March 13, 2024.

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

• the relative voting strength of each previously outstanding common share could be diminished; and

• the market price of our common shares could decline.

In addition, we may be obligated to issue, upon exercise or conversion of outstanding warrants pursuant to the terms thereof:

•	388,700 common shares issuable upon the exercise of outstanding Class A Warrants (at an exercise price of $35.00 per share) which expire in June 2025;
•	458,500 common shares issuable upon exercise of outstanding June private placement warrants (at an exercise price of $18.00 per share) issued in a private placement that closed on June 30, 2020 and expire in December 2025;
•	833,333 common shares issuable upon exercise of outstanding July private placement warrants (at an exercise price of at $18.00 per share) issued in a private placement that closed on July 21, 2020 and expire in January 2026;
•	1,270,587 common shares issuable upon exercise of the December 2020 Warrants (at an exercise price of $6.25 per share) which expire in June 2026;
•	1,950,000 common shares issuable upon the exercise of the January 2021 Warrants (at an exercise price of $6.25 per share) which expire in July 2026; and

•	4,800,000 common shares issuable upon the exercise of the February 2021 Warrants (at an exercise price of $6.25 per share) which expire in August 2026.

•	10,000,000 common shares issuable upon the exercise of the June 2021 Warrants (at an exercise price of $5.00 per share) which expire in December 2026.

In addition:

•	We historically issued, on a quarterly basis, common shares to certain of our directors, although we have changed our compensation arrangements with directors to pay only cash.

•	We have issued an aggregate of 10,300 of our Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, which shares have 25,000 votes per share, subject to maximum voting rights of 49.99%.

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

Our common shares have experienced price and volume fluctuations and may continue to experience volatility in the future. The closing price of our common shares within 2023 has ranged from a peak of $2.97 on December 22, 2023 to a low of $0.85 on September 5, 2023, representing a 71% change. You may not be able to sell your shares quickly or at the latest market price if trading in our stock is not active or the volume is low. Some of the factors that may cause the market price of our common shares to fluctuate include:

●       the trading of our ships, and whether one or more ships are not trading or otherwise off hire;

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

The closing price of our common shares was $2.97 on December 22, 2023 to and $0.85 on September 5, 2023. In addition, there has been volatility for our intra-day common share price. For example, the high and low intra-day prices on October 19, 2023 were $2.29 and $1.63, respectively, and the high and low intra-day prices on December 1, 2023 were $2.50 and $1.96, respectively. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1 million and net income from continuing operations of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market, or Nasdaq. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. We have received in the past (most recently on July 12, 2023), a written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for Nasdaq, as set forth in Nasdaq Listing Rule 5450(a)(1). On some occasions we were able to regain compliance within the grace period prescribed by Nasdaq pursuant to a reverse stock split. We discuss this reverse stock split and others further in this annual report on Form 20-F. See “Item 4.A. History and Development of the Company— History relating to our shares.” In such event, Nasdaq rules permit us to appeal any delisting determination to a Nasdaq Hearings Panel. If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares may breach our financing arrangements, which contain cross default provisions, and the purchase agreement pursuant to which we sold some of our outstanding warrants. There could also be adverse tax consequences—please read “Item 10.E Taxation – United States Tax Considerations - United States Federal Income Taxation of United States Holders – Distributions” for further information.

In addition, if we, within a two year period, conduct reverse stock splits with a cumulative ratio of 250:1 or more, or if the closing bid price of our common shares is $0.10 or less for a period of ten consecutive trading days during any bid compliance period, then Nasdaq will immediately initiate delisting procedures.

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

For instance, the CIT Loan Facility presently prohibits our declaration and payment of dividends under certain circumstances. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

We are a holding company and our subsidiaries, which are all directly and wholly owned by us, will conduct all of our operations and own or charter through financing arrangements all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. In addition, our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands or Maltese law.

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

At present, and until a substantial number of additional securities are issued, our holder of Series B preferred shares exerts substantial control of the Company’s votes and is able to exert substantial control over our management and all matters requiring shareholder approval, including electing directors and significant corporate transactions, such as a merger. In addition, the current holder of our Series B stock is not subject to the limitations of our shareholders rights agreement, so it is able to acquire common shares. Such holder’s interest could differ from other shareholders’ interests.

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

Action by Written Consent in Lieu of a Meeting

Our articles permit any action which may or is required by the Marshall Islands Business Corporations Act, or BCA, to be taken at a meeting of the shareholders to be authorized by consents in writing signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Presently and until and unless we issue a significant number of securities, Goldenmare Limited, a company affiliated with our Chief Executive Officer, holds Series B preferred shares controlling a significant portion of the voting power of our outstanding capital stock. Goldenmare could, together with shareholders possessing a relatively small number of shares, act by written consent in lieu of a meeting and authorize major transactions on behalf of the Company, all without calling a meeting of shareholders.

Business Combinations

Our articles prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, subject to certain exceptions. Please see “Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Bylaws—Business Combinations” within the “Description of Securities” filed as Exhibit 2.1 hereto.

In addition, we have entered into a shareholders rights agreement that makes it more difficult for a third party, subject to certain exceptions, to acquire us without the support of our board of directors. See “Description of Securities” filed as Exhibit 2.1 hereto for a description of our shareholders rights agreement. These anti-takeover provisions, along with provisions of our shareholders rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

We are subject to Marshall Islands corporate law, which is not well-developed.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of corporations incorporated in or redomiciled into the Marshall Islands may differ from the rights of shareholders of corporations incorporated in the United States. While the BCA provides that it is to be applied and construed to make the laws of the Marshall Islands, for non-resident entities such as us, with respect of the subject matter of the BCA, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions (and adopts their case law to the extent it does not conflict with the BCA), there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a more substantial body of case law in the corporate law area.

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

The public market may not continue to be active and liquid enough for our shareholders to resell our common shares in the future.

The price of our common shares may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the dry bulk shipping industry;

•	market conditions in the dry bulk shipping industry;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

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

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date at October 31, 2021, as amended. We had the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount could have been re-borrowed. Interest on drawn and outstanding amounts was charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee was charged on the amounts remaining available and undrawn. Interest was payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest was charged. We had also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price would have equaled the higher of (i) the average of the daily dollar volume-weighted average sale price for the common shares on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00. On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility of approximately $863,000. This facility expired by its terms on October 31, 2021.

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that was convertible into shares of the Company’s common shares, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note was scheduled to mature on March 13, 2020, the first anniversary of its issue, but its holder waived the Convertible Note’s maturity until March 13, 2021. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended, or the Securities Act. The Convertible Note provided for interest to accrue at 10% annually, to be paid at maturity unless the Convertible Note was converted or redeemed pursuant to its terms beforehand. The interest could have been paid in common shares of the Company, if certain conditions described within the Convertible Note were met. The outstanding balance of the Convertible Note not previously converted into shares was fully repaid in June 2020.

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

From June 22, 2020 to the date hereof, we have issued 5,550 common shares pursuant to exercises of outstanding Class A Warrants. As of the date of this annual report, no June PP Warrants, July PP Warrants, December 2020 Warrants, January 2021 Warrants, February 2021 Warrants or June 2021 Warrants have been exercised.

On October 21, 2020, we effected a 1-100 reverse stock split which reduced the number of shares outstanding from 175,675,651 to 1,756,720 (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse stock split.

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

On May 10, 2021, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. This loan facility is referred to as the CIT Loan Facility. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility. In August 2022, we entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the LIBOR interest provisions of the CIT Loan Facility were replaced with Term SOFR plus a margin of 3.35% (or 5.35% default interest). In August 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels Diamond Globe and Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. For more information regarding the terms of the CIT Loan Facility, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

On August 3, 2023, we entered into a Shareholders Rights Agreement between the Company and Computershare Trust Company, N.A., as rights agent, and our board of directors authorized and declared a dividend distribution of one right for each outstanding common share to shareholders of record as of the close of business on August 21, 2023. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series C Participating Preferred Stock at an exercise price of $5.00 per one one-thousandth of a preferred share, subject to adjustment. For additional information, please see “Description of Securities” filed as Exhibit 2.1 hereto.

As of December 31, 2023, our issued and outstanding capital stock consisted of 20,582,301 common shares and 10,300 Series B preferred shares.

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

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient dry bulk carrier with a carrying capacity of approximately 64,000 dwt. The vessel was built at Nihon Shipyard Co. in Japan. The total consideration for the construction of the vessel was approximately $37.5 million. On January 22, 2024, we paid the final installment to Nihon Shipyard Co. in Japan and took delivery of the new Ultramax with carrying capacity of approximately 64,000 dwt that was named m/v “GLBS Hero”.

On May 13, 2022, we signed two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers of approximately 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China, with the first one scheduled to be delivered during the third quarter of 2024 and to be named m/v “GLBS MIGHT” and the second one scheduled to be delivered during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which we intend to finance with a combination of debt and equity. In May 2022, we paid the first installment of $13.8 million and in November 2022 paid the second installment of $6.9 million for both vessels under construction. For more information regarding the sale and leaseback agreement that we entered into in February 2024 in respect of the vessel GLBS MIGHT, see “—Recent developments (post-2023).”

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel had decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on its selling price less cost to sell, and we recorded a reversal of impairment in the amount of $4.4 million during the first quarter of 2023. The vessel was delivered to its new owners on June 5, 2023 and we recorded a gain of $71,000.

On August 11, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. We recognized a gain of approximately $2.2 million as a result of the sale.

On August 16, 2023, we through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. We recognized a gain of approximately $1.6 million as a result of the sale.

On August 18, 2023, we, through Thalia Shipholding S.A. and Olympia Shipholding S.A., signed two contracts for the construction and purchase of two fuel efficient bulk carriers of approximately 64,000 dwt each. The two vessels are expected be built at Nihon Shipyard Co. in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023, we paid the first installment of $7.5 million for both vessels under construction.

As of December 31, 2023, our fleet was comprised of a total of six dry bulk vessels consisting of four Kamsarmaxes, one Panamax and one Supramax, and we had contracted for the construction of five additional Ultramaxes (one of which was delivered in January 2024). The weighted average age of the vessels in our fleet as of December 31, 2023 was 11.2 years, and their carrying capacity was 453,745 dwt. The weighted average age of the vessels in our fleet as of February 29, 2024 was 9.9 years, and their carrying capacity was 517,487 dwt.

Recent developments (post-2023)

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan (“Shinken”), with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS MIGHT,” which is scheduled to be delivered from the relevant shipyard during the third quarter of 2024. For more information regarding the terms of the sale and leaseback agreement, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

General

Our executive office is located at the office of Globus Shipmanagement Corp., which we refer to as our Manager, at 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece. Our telephone number is +30 210 960 8300. Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. and our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. We maintain our website at www.globusmaritime.gr. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC at http://www.sec.gov. Information that is available on or accessed through these websites does not constitute part of, and is not incorporated by reference into, this annual report on Form 20-F.

B. Business Overview

We are an integrated dry bulk shipping company, providing marine transportation services on a worldwide basis. We own (or charter through finance leases), operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. We intend to grow our fleet through timely and selective acquisitions of modern vessels or acquisition through construction of new vessels in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or build or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

Our operations are managed by our Glyfada, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which we refer to as our Manager, which provides in-house commercial and technical management for our vessels and provided consulting services for an affiliated ship-management company. Our Manager has entered into a ship management agreement with each of our wholly owned vessel-owning (or bareboat chartering in through financial arrangements) subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services.

The following table presents information concerning the vessels in our fleet as of March 14, 2024:

Vessel	Year Built	Flag	Direct Owner/Lessee	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627
m/v Moon Globe	2005	Marshall Islands	Artful Shipholding S.A.	Hudong-Zhonghua	Panamax	June 2011	74,432
m/v Galaxy Globe	2015	Marshall Islands	Serena Maritime Limited	Hudong-Zhonghua	Kamsarmax	October 2020	81,167
m/v Diamond Globe	2018	Marshall Islands	Argo Maritime Limited	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027
m/v Power Globe	2011	Marshall Islands	Talisman Maritime Limited	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655
m/v Orion Globe	2015	Marshall Islands	Salaminia Maritime Limited	Tsuneishi Zosen	Kamsarmax	November 2021	81,837
m/v GLBS Hero	2024	Marshall Islands	Calypso Shipholding S.A.	Nihon Shipyard Co.	Ultramax	January 2024	63,742

					Total:		517,487

We own or charter in each of our vessels through separate, wholly owned subsidiaries, all of which are incorporated in the Marshall Islands. Our Supramax vessel is geared. Geared vessels can operate in ports with minimal shore-side infrastructure. Due to the ability to switch between various dry bulk cargo types and to service a wider variety of ports, the day rates for geared vessels tend to have a premium.

On January 22, 2024, we paid the final installment to Nihon Shipyard Co. in Japan and on January 25, 2024 we took delivery of a new Ultramax with carrying capacity of approximately 64,000 dwt that was named m/v “GLBS Hero”.

In addition to the above vessels, we have contracted for the construction of four additional Ultramaxes. See “Item 4.A. History and Development of the Company.”

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

On the date of the filing of this annual report on 20-F, all of our vessels were employed on short-term time charters, of which three are index-linked.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During 2023, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own or charter in are eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2023, we paid commissions of 5% to each time charter agreement then in effect.

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

The Dry Bulk Shipping Industry

The world dry bulk fleet is generally divided into seven major categories, based on a vessel’s cargo carrying capacity. These categories consist of: Handysize, Handymax/Supramax, Panamax, Kamsarmax, Capesize and Very Large Ore Carrier.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short-term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2020. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. In 2022, the BDI ranged from a low of 965 on August 31, 2022 to a high of 3,369 on May 23, 2022. In 2023, the BDI ranged from a high of 3,346 on December 4, 2023 to a low of 530 on February 16, 2023. In 2024 through March 13, 2024, the BDI ranged from a high of 2,377 on March 11, 2024 to a low of 1,308 on January 17, 2024.

Vessel Prices

Newbuilding vessel prices generally fell as part of the sudden and steep decline in freight rates after August 2008, and continued to gradually decline, but started to increase in 2021 (although not at the 2008 levels) although they declined in the latter half of 2022 and in the beginning of 2023. Since the beginning of 2023, they have been on an increasing trend with normal fluctuations.

In broad terms, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. As with newbuild prices, secondhand vessel values have continued to gradually decline since August 2008 until 2021, when they started to increase, although they declined in the latter half of 2022 and in the beginning of 2023. Price declines were observed until the fourth quarter of 2023 when values rebounded to levels noted at the beginning of the year. Since then, dry bulk vessels’ prices have been following an upward pattern due to resilient ton-mile demand, limited effective supply of vessels and modest orderbook.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r), as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain other sanctioned parties. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2023 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2023, our vessels did not complete any port call in Iran, and we are not aware of any vessels owned or controlled by our affiliates completing any port call in Iran.

Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

We currently have no intention to charter our vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran, but we always evaluate and reevaluate our legally available options.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All the vessels in our fleet are certified as being “in class” by Nippon Kaiji Kyokai (Class NK) or Lloyds. Typically, all new and secondhand vessels that we purchase must be certified “in class” prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. If “in water survey” notation is assigned, there is an option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned and other requirements as stipulated by class rules permit, dry docking required as part of an Intermediate Survey may be carried out “in lieu” thereby achieving a higher utilization for the relevant vessel. As per rules each vessel must dry dock twice within a five year cycle. One drydock must coincide with the special survey while the time distance between two dry docks must not exceed 36 months. We budget 30 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	June 2025	August 2027	Class NK
m/v Moon Globe	November 2025	November 2025	Class NK
m/v Galaxy Globe	October 2025	October 2025	Class NK
m/v Diamond Globe	May 2026	May 2028	Lloyds
m/v Power Globe	October 2024	June 2026	Class NK
m/v Orion Globe	March 2025	March 2025	Class NK
m/v GLBS Hero	January 2027	January 2029	Class NK

Following an incident or a scheduled survey, if any defects are found, the classification surveyor will issue a “recommendation” or “condition of class” which must be rectified within the prescribed time limits.

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

Hull and Machinery and War Risks

The principal coverages for marine risks (covering loss or damage to the vessels, rather than liabilities to third parties) are hull and machinery insurance and war risk insurance. These address the risks of the actual or constructive total loss of a vessel and accidental damage to a vessel’s hull and machinery, for example from running aground or colliding with another ship. These insurances provide coverage which is limited to an agreed “insured value” which, as a matter of policy, is never less than the particular vessel’s fair market value. Reimbursement of loss under such coverage is subject to policy deductibles that vary according to the nature of the coverage. The hull and machinery deductible is $100,000 per incident, whereas the collision deductible is $50,000 per incident. In case that a Particular Average and a Collision Liability Claim arise from the same casualty, the total deductible shall not exceed USD 100,000. The war risk insurance has no deductible for hull and machinery and increased value, however loss of hire is subject to a 7 days deductible.

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

Cover per claim is generally limited to an unspecified sum, being the amount available from reinsurance plus the maximum amount collectable from members of the International Group by way of overspill calls. Certain exceptions apply, including a $1.0 billion limit on each incident or occurrence each Owner’s Entry on claims in respect of oil pollution, a $3.0 billion limit each Ship any one event on cover for passengers and seamen/crew combined and a sub-limit of $2.0 billion for passenger claims each ship and any one event.

To the extent that we experience either a supplementary or an overspill call, our policy is to expense such amounts. To the extent that the Club depends on funds paid in calls from other members in our industry, if there were an industry-wide slow-down, other members might not be able to meet the call and we might not receive a payout in the event we made a claim on a policy.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risk which nevertheless remains uninsured across our fleet is the “loss of hire” due to strikes and/or delays arising from H&M and/or P&I perils. We generally do not insure the risk of loss of hire because we regard the cost as disproportionate. This insurance provides, subject to a deductible, a limited indemnity for hire that is not receivable by the shipowner for reasons set forth in the policy. An example of a “strike and delay insurance policy” would cover the loss of hire on a 10 or 17 days basis for delays arising from H&M perils such as collision, stranding or machinery damage. For a 17 days cover the premium per annum pro rata would be calculated on the 120% of the daily hire.

Delays arising from P&I perils such as illness, injury or saving life at sea, can also be covered by this policy. In the case of loss of hire deriving from P&I perils, the annual premium per vessel for a 17 days cover would be the 25% of the daily hire per annum pro rata however this is not a standalone cover and can only be combined with the aforementioned H&M perils cover.

This kind of a “strike and delay insurance policy” would have an annual aggregate claims limit of USD 1,500,000 per annum pro rata and its purpose would be to secure the hire income during periods described above.

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

Effective July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 will become effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with regulation SOLAS II.2/4.2.1, will enter into effect January 1, 2026.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facility Security Code, or ISPS Code, which sets out measures for the enhancement of security of vessels and port facilities. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state.

The vessels that we operate maintain ISM and ISPS certifications for safety and security of operations.

Regulations to Prevent Pollution from Ships

In the second main category of international regulation which deals with prevention of pollution, the primary convention is the International Convention for the Prevention of Pollution from Ships 1973 as amended by the 1978 Protocol, or MARPOL, which is applicable to dry bulk, tanker and LNG carriers, among other vessels, and imposes environmental standards on the shipping industry set out in its Annexes I-VI. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V) and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended and supplemented as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil with a lower cap on the sulphur content applicable inside special areas, the “Emission Control Areas” or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the US Caribbean Sea area. Recently the IMO approved a proposal for a new ECA for the Mediterranean Sea as a whole to apply from July 1, 2025 such that the sulphur content of marine fuels does not exceed 0.1%. The global cap on the sulphur content of fuel oil was reduced to 0.5% as of January 1, 2020, regardless of whether a ship is operating outside a designated ECA. From January 1, 2015 the cap on the sulphur content of fuel oil for vessels operating in ECAs has been 0.1%; however ships operating in this ECA will be exempted from compliance with the 0.1% m/m sulfur content standard for fuel oil until July 1, 2025. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel”, and pertaining to the sampling and testing of onboard fuel oil, which became effective in 2022. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, will become effective May 1, 2024. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

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

In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016 the MEPC adopted updated guidelines for the calculation of the Energy-Efficiency Design Index. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption data and to report the aggregated data to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. In April 2018, the MEPC adopted an initial strategy on the reduction of greenhouse gas emissions from ships. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. These regulations could cause us to incur additional substantial expenses.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions; effective January 2023, the Revised MARPOL Annex VI includes requirements for ships to calculate their Energy Efficiency Existing Ship Index, or “EEXI,” following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating, or “CII,” and are expected to become effective on May 1, 2024. Beginning in January 2023, MARPOL Annex VI requires EEXI and CII certification. MEPC 76 also adopted guidelines to support implementation of the amendments. The EEXI measures apply to newbuild ships and all existing ships above 400 GT and CII requirements apply to all ships of 5000 GT or above. This means that the first annual reporting was to be completed in 2023, with the first rating awarded in 2024. With respect to the CII, taking effect from January 1, 2023, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The CII regulations state that a ship rated D for three consecutive years, or E for one year, will be required to submit a corrective action plan showing how C or above will be achieved.

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

Furthermore, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tonnes to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The system, adopted by resolution MEPC.278(70), entered into force on 1 March 2018. Reporting commenced with the year 2019. The Ship Energy Efficiency Management Plans of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarising the data collected. Thus, currently, data related to the GHG emissions of ships above 5 000 gross tonnes calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which will become effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 will take place in spring 2024 in which the IMO will decide on the market-based mechanism to reach the emission reduction targets– either through a global emissions trading scheme for shipping or a global carbon levy.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which will become effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 will take place in spring 2024 in which the IMO will decide on the market-based mechanism to reach the emission reduction targets– either through a global emissions trading scheme for shipping or a global carbon levy.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force in September 2008, prohibits and/or restricts the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-Fouling System Certificate and undergo a survey before the vessel is put into service or before the Anti-fouling System Certificate is issued for the first time and when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect and will include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing that substance starting January 1, 2023. The amendments require ships to remove this substance, or apply a coating to anti-fouling systems with this substance, at the next scheduled renewal of the anti-fouling system after January 1, 2023.

Other International Regulations to Prevent Pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from vessels.

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention, which entered into force globally on September 8, 2017, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of vessels’ ballast water and sediments. The BWM Convention’s implementing regulations require vessels to conduct ballast water management in accordance with the standards set out in the convention, which include performance of ballast water exchange in accordance with the requirements set out in the relevant regulation and the gradual phasing in of a ballast water performance standard which requires ballast water treatment and the installation of ballast water treatment systems on board the vessels. Under the BWM Convention, vessels are required to implement a Ballast Water and Sediments Management Plan, carry a Ballast Water Record Book and an International Ballast Water Management Certificate. Pursuant to the BWM Convention, ballast water management systems (“BWMSs”) installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The U.S. Coast Guard has approved a number of BWMS. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in June 2022.

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

July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In April 2023, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024-2026. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures may have to be put in place, which may be at a significant cost, to prepare for and manage the administrative aspect of ETS compliance. FuelEU was passed into law on July 25, 2023 and will apply from January 1, 2025.

Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. The SRR Regulation applies to vessels flying the flag of a Member State and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. Pursuant to the Regulation, the EU Commission publishes from time to time a European List of approved ship recycling facilities meeting the requirements of the Regulation. On November 11, 2020 the EU Commission published an implementing decision which included an updated version of the European List. Furthermore, the SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the HKC has been ratified and will enter into force on June 26, 2025, it is expected that the EU Ship Recycling Regulation will be reviewed in light of this.

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

European Mandatory Non-Financial Reporting Regulations

On November 28, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months from this date (by July 6, 2024) to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply on a phased basis starting from financial year 2024 through to 2028, applicable to large EU and non-EU undertakings with substantial presence in the EU, subject to certain financial and employee thresholds being met. New systems, personnel, data management systems and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance.

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

The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the Clean Water Act.

The EPA enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA had designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, including limits applicable to specific discharge streams, such as deck runoff, bilge water and gray water. Several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018, and establishes a new framework for the regulation of vessel incidental discharges under the CWA. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. Under VIDA, all provisions of the VGP 2018 and the USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standard. The new regulations could require the installation of new equipment.

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

C. Organizational Structure

Globus Maritime Limited is a holding company. As of the date of this annual report, Globus wholly owns 12 operational subsidiaries, all of which are Marshall Islands corporations seven of our operational subsidiaries each own one vessel, four of our operational subsidiaries each are a counterparty to a ship building contract (one of which is also the counterparty to the bareboat charterer under a sale and leaseback) and one of our operational subsidiaries is our Manager and does not own any vessels. Our Manager provides the technical and day-to-day commercial management of our fleet and our financial reporting. Our Manager provides consultancy services to an affiliated ship management company. Our Manager maintains ship management agreements with each of our vessel-owning or bareboat chartering subsidiaries. In addition, four additional Marshall Islands subsidiaries have each entered into a shipbuilding contract for the construction of a new vessel. See “Item 4.A. History and Development of the Company.” We also own a number of entities that used to own our ships that we sold. Those subsidiaries are formed in the Marshall Islands and Malta.

D. Property, Plants and Equipment

In 2016 our Manager entered into a rental agreement for 350 square meters of office space for our operations within a building owned by Cyberonica S.A., a related party to us at a monthly rate of €10,360 with a lease period ending January 2, 2025. However, in August 2021, our Manager entered into a new rental agreement for 902 square metres of office space for its operations within a building owned by Cyberonica S.A. (a company controlled by our chairman of the board) at a monthly rate of €26,000 with a lease period ending August 2024, and the 2016 rental agreement was terminated. In June 2022, we entered into a new rental agreement with F.G. Europe (an affiliate of our chairman) for the same office space, at the same rate of Euro 26,000 and with the same lease period ending of August 4, 2024. The previous rental agreement with Cyberonica was terminated. We do not presently own any real estate. As of December 31, 2023, we did not owe any amount of back rent to F.G. Europe.

As of December 31, 2023 and 2022 our fleet consisted of six and nine vessels, respectively, with an aggregate carrying value of $100.6 and $129.5 million, respectively.

A vessel-by-vessel carrying value summary as of December 31, 2023 and 2022 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2023 (in millions of U.S. Dollars)	Carrying Value as of December 31, 2022 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	6.9	7.6
m/v Sky Globe	56,855	2009	May 2010	32.8	-	9.8
m/v Star Globe	56,867	2010	May 2010	32.8	-	9.3
m/v Sun Globe	58,790	2007	September 2011	30.3	-	9.3
m/v Moon Globe	74,432	2005	June 2011	31.4	10.0	10.2
m/v Galaxy Globe	81,167	2015	October 2020	18.4	17.0	16.7
m/v Diamond Globe	82,027	2018	June 2021	27.0	25.4	25.0
m/v Power Globe	80,655	2011	July 2021	16.2	14.7	16.0
m/v Orion Globe	81,837	2015	November 2021	28.4	26.6	26.7
					100.6	129.5

Other than our vessels and contracts to construct vessels, we do not have any material property. Six of our vessels are subject to priority mortgages, which secure our obligations under the CIT Loan Facility. For more information on the vessels currently comprising our fleet, please see “Item 4.B. Business Overview.” For more information on our shipbuilding contracts, see “Item 4.A. History and Development of the Company.”

For more information on our financing arrangements, please see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

We have no manufacturing capacity, nor do we produce any products.

We believe that our existing financing arrangements are adequate to meet our needs for the foreseeable future.

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

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand our results of operations and financial condition. The MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and notes thereto included in “Item 18. Financial Statements.”

The MD&A generally discusses 2023 and 2022 items and year-on-year comparisons between 2023 and 2022. Discussions of 2021 items and year-on-year comparisons between 2022 and 2021 that are not included in this Form 20-F can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 20, 2023.

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

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs, which facility was amended and restated on May 8, 2020. The Firment Shipping Credit Facility was unsecured and remained available until its final maturity date at October 31, 2021, as amended. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount cannot be re-borrowed. Interest on drawn and outstanding amounts is charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the drawdown date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into common shares. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common shares on the Principal Market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $280.00. The outstanding amount under the Firment Shipping Credit Facility was fully repaid on July 27, 2020. This facility expired on its terms on October 31, 2021.

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

On October 21, 2020, we effected a 1-100 reverse stock split which reduced the number of shares outstanding from 175,675,651 to 1,756,720 (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse stock split.

As of December 31, 2023, our issued and outstanding capital stock consisted of 20,582,301 common shares and 10,300 Series Preferred Shares.

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

In May 2021, we entered into an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. On May 10, 2021, we fully drew $34.25 million under this facility. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility.

In August 2022, we entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the LIBOR interest provisions of the CIT Loan Facility were replaced with Term SOFR plus a margin of 3.35% (or 5.35% default interest) per annum. On August 10, 2022, we fully drew the top up amount of $18 million.

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier with a carrying capacity of approximately 64,000 dwt. The vessel was built at Nihon Shipyard Co. in Japan and was delivered on January 25, 2024. The total consideration for the construction of the vessel was approximately $37.5 million, which we financed with equity. In May 2022 we paid the first installment of $7.4 million, in March 2023 paid the second installment of $3.8 million, in September 2023 paid the third installment of $3.7 millionand in November 2023 paid the fourth installment of $3.7 million. On January 22, 2024, we paid the final installment of $18.5 million and on January 25, 2024 we took delivery of the new vessel which was named m/v GLBS Hero.

On May 13, 2022, we entered into two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers with a carrying capacity of approximately 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and to be named m/v “GLBS MIGHT” and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which we intend to finance with a combination of debt and equity. In May 2022 we paid the first installment of $13.8 million and in November 2022 we paid the second installment of $6.9 million for both vessels under construction. For more information regarding the sale and leaseback agreement that we entered into in February 2024 in respect of the vessel GLBS MIGHT, see “—Recent developments (post-2023).”

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel had decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on its selling price less cost to sell, and we recorded a reversal of impairment in the amount of $4.4 million during the first quarter of 2023. The vessel was delivered to its new owners on June 5, 2023 and we recorded a gain of $71,000.

In August 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels Diamond Globe and Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. On August 10, 2023, we fully drew the top up amount of $25 million.

On August 11, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. We recognized a gain of approximately $2.2 million as a result of the sale.

On August 16, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. We recognized a gain of approximately $1.6 million as a result of the sale.

On August 18, 2023, we, through Thalia Shipholding S.A. and Olympia Shipholding S.A., signed two contracts for the construction and purchase of two fuel efficient bulk carrier of approximately 64,000 dwt each. The two vessels will be built at Nihon Shipyard Co. in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which we intend to finance with a combination of debt and equity. In August 2023, we paid the first installment of $7.5 million for both vessels under construction.

Recent Developments (post-2023)

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS MIGHT,” which is scheduled to be delivered during the third quarter of 2024. For more information regarding the terms of the sale and leaseback agreement, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

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

The average number of vessels in our fleet for the year ended December 31, 2023 was 7.8, for the year ended December 31, 2022 was 9.0, and for the year ended December 31, 2021 was 7.1.

Our operations are managed by our Glyfada, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., our Manager, who provides in-house commercial and technical management services to our vessels and consultancy services to an affiliated ship-management company. Our Manager enters into a ship management agreement with each of our wholly owned vessel-owning or bareboat chartering subsidiaries to provide such services and also entered into a consultancy agreement with an affiliated ship-management company.

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

As a result of the conflict between Russia and Ukraine, Switzerland, the United States, the European Union, the United Kingdom and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas, and coal. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions and fears of potential shortages in the supply of Russian crude caused the price of oil to trade above $100 per barrel in March 2022. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the dry bulk market and the world economy. While we do not have any Ukrainian or Russian crew and our vessels currently do not sail in the Black Sea, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

The ongoing conflict between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union, or other countries against Russia, trade tariffs, or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the dry bulk industry, including ours, and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows.

Furthermore, the intensity and duration of the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea and the recent outbreak of conflict in the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. The IMO’s extraordinary council session held on March 10-11, 2022 addressed the impacts on shipping and seafarers, as a result of the war in Ukraine. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

      IMO 2020 Compliance

On October 27, 2016, the Marine Environment Protection Committee (“MEPC”) of the International Maritime Organization (“IMO”) announced the ratification of regulations mandating reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. Accordingly, ships now have to reduce sulfur emissions, for which the principal solutions are the use of exhaust gas cleaning systems (“scrubbers”) or buying fuel with low sulfur content. If a vessel is not retrofitted with a scrubber, it will need to use low sulfur fuel, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. This increased demand for low sulfur fuel resulted in an increase in prices for such fuel during the beginning of 2020. Until September 2023 bunker prices increased and then started decreasing again.

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

Our voyage revenues decreased in 2023 compared to 2022, mainly due to lower short-term daily time charter rates earned on average from our vessels on a year-on-year basis and the decrease of our fleet from an average of 9.0 vessels in 2022 to 7.8 vessels in 2023. Our voyage revenues increased in 2022 compared to 2021, mainly due to the increase of our fleet from an average of 7.1 vessels in 2021 to 9.0 vessels in 2022.

Employment of our Vessels

As of the date of this annual report on Form 20-F, we employed our vessels as follows:

➢	m/v River Globe – on a time charter that began in March 2024 and is expected to expire in April 2024, at a gross rate of $12,500 per day;

➢	m/v Moon Globe – on a time charter that began in January 2024 and is expected to expire in March 2024, at a gross rate of $8,500 per day;

➢	m/v Galaxy Globe on a time charter that began in November 2023 and is expected to expire in August 2024, at a gross rate of 104% of the average BKI-82 5TC INDEX as quoted by the Baltic Exchange per day;

➢	m/v Diamond Globe – on a time charter that began in October 2023 and is expected to expire in July 2024, at a gross rate of $18,705.44 per day until May 2024 and subsequently at a gross rate of 104% of the average BKI-82 5TC INDEX as quoted by the Baltic Exchange per day;

➢	m/v Power Globe – on a time charter that began in November 2023 and is expected to expire in April 2024, at a gross rate of $10,650 per day;

➢	m/v Orion Globe – on a time charter that began in June 2023 and is expected to expire in April 2024, at a gross rate of 104.5% of the average BKI-82 5TC INDEX as quoted by the Baltic Exchange per day; and

➢	m/v GLBS Hero – on a time charter that began in January 2024 and is expected to expire in October 2024, at a gross rate of 122% of the average BSI-58 INDEX as quoted by the Baltic Exchange per day.

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

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report on Form 20-F.

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

For the year ended December 31, 2023, commissions amounted to $0.4 million. For the year ended December 31, 2022, commissions amounted to $0.9 million. For the year ended December 31, 2021, commissions amounted to $0.6 million.

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

We expect that crewing costs will increase in the future due to the shortage in the supply of qualified sea-going personnel. In addition, we expect that maintenance costs will increase as our vessels age. Other factors that may affect the shipping industry in general, such as the cost of insurance, may also cause our expenses to increase. To the extent that we purchase additional vessels, we expect our vessel operating expenses to increase accordingly. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase. In 2023, operating expenses were lower due to the decrease of the fleet from nine to six vessels by the end of 2023; however, our per vessel operating expenses increased by approximately 3%. If industry-wide inflationary pressures continue during 2024 combined with higher regulatory-related costs, we expect higher costs in relation to crew, spares and parts.

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the fourth quarter of 2021, we adjusted the scrap rate from $300/ton to $380/ton due to the increased scrap rates worldwide. This resulted to a decrease of approximately $145,000 of the depreciation charge included in the consolidated statement of comprehensive income for 2021. During the fourth quarter of 2022, we adjusted the scrap rate from $380/ton to $440/ton due to the increased scrap rates worldwide. This resulted in a decrease of approximately $118,000 to the depreciation charge included in the consolidated statement of comprehensive income for 2022. During the fourth quarter of 2023, we adjusted the scrap rate from $440/ton to $480/ton, due to the increased scrap rates worldwide. This resulted in a decrease of approximately $62,000 to the depreciation charge included in the consolidated statement of comprehensive income for 2023.

We do not expect these assumptions to change significantly in the near future. We expect that these depreciation charges will increase if we acquire additional vessels.

Depreciation of Drydocking Costs

Approximately every 2.5 years, our vessels are required to be taken out of service and removed from water (known as “drydocking”) for major repairs and maintenance that cannot be performed while the vessels are operating. The costs associated with the drydockings are capitalized and depreciated on a straight-line basis over the period between drydockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, we estimate the component of the cost that corresponds to the economic benefit to be derived until the first scheduled drydocking of the vessel under our ownership or bareboat charter and this component is depreciated on a straight-line basis over the remaining period through the estimated drydocking date. We expect that drydocking costs will increase as our vessels age and if we acquire additional vessels.

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

Share Based Payments

Until 2021, we operated an equity-settled, share based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period, if any, was determined by reference to the fair value of the share awards at the grant date. The relevant expense was recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity. On March 13, 2024, we adopted a new equity incentive program. For more information, see “Item 6.E. Share Ownership—Equity Incentive Plan.”

Impairment Loss and Reversal of Previously Recognized Impairment Losses

We assess at each reporting date whether there is an indication that a vessel in our fleet may be impaired. Such indicators are:

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

The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. As of December 31, 2023 and 2022, no impairment indicators were identified for the Company’s vessels as the vessels’ recoverable amounts exceeded their carrying amounts.

We also assess at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased. As of December 31, 2022, no indicators for reversal of impairment were present and no reversal of previously recognized impairment losses was required for the financial year ended December 31, 2022. Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, we assessed that there were indications that impairment losses recognised in the previous periods with respect to this vessel had decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded a reversal of impairment in the amount of $4.4 million during the first quarter of 2023. No indicators for reversal of impairment were present and no reversal of previously recognized impairment losses was required for the remaining financial year ended December 31, 2023.

Gain/(Loss) on Sale of Vessels

Gain or loss on the sale of vessels is the residual value remaining after deducting from the vessels’ sale proceeds, the carrying value of the vessels at the respective date of delivery to their new owners and the total expenses associated with the sale.

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on June 5, 2023. We recognized a gain of $71,000 as a result of the sale, which is included in the consolidated statement of comprehensive income for 2023.

On August 11, 2023, we through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. We recognized a gain of approximately $2.2 million as a result of the sale, which is included in the income statement component of the consolidated statement of comprehensive income for 2023.

On August 16, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. We recognized a gain of approximately $1.6 million as a result of the sale, which is included in the income statement component of the consolidated statement of comprehensive income for 2023.

Other (Expenses)/Income, Net

We include other operating expenses or income that is not classified otherwise. It mainly consists of provisions for insurance claims deductibles and refunds from insurance claims.

Interest Income from Bank Balances & Bank Deposits

We earn interest on the funds we have deposited with certain banks as well as from short-term certificates of deposit.

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2023 and 2022, we had $52.6 million and $44.4 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

Gain/(Loss) on Derivative Financial Instruments

Derivative financial instruments, including embedded derivative financial instruments, are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of these derivative instruments are recognized immediately in the income statement component of the consolidated statement of comprehensive income. These instruments are not designated for hedge accounting.

Foreign Exchange Gains/(Losses), Net

We generate all our revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in currencies other than the U.S. dollar. We convert U.S. dollars into foreign currencies to pay for our non-U.S. dollar expenses, which we then hold on deposit until the date of each transaction. Fluctuations in foreign exchange rates create foreign exchange gains or losses when we mark-to-market these non-U.S. dollar deposits. Because a portion of our expenses is payable in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

➢	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned or bareboat chartered in by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

➢	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

➢	Operating days. Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels generate revenues.

➢	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys.

➢	Average number of vessels. We measure average number of vessels by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

➢	TCE rates. We define TCE rates as our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, average number of vessels and fleet utilization for the periods indicated.

	Year Ended December 31,
	2023	2022	2021	2020	2019
Ownership days	2,850	3,285	2,594	1,894	1,825
Available days	2,754	3,073	2,531	1,778	1,788
Operating days	2,710	3,029	2,477	1,733	1,756
Fleet utilization	98.4%	98.5%	97.9%	97.5%	98.2%
Average number of vessels	7.8	9.0	7.1	5.2	5.0
Daily time charter equivalent (TCE) rate*	$9,768	$18,227	$16,627	$5,210	$7,564

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

The following table reflects the Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2023	2022	2021	2020	2019

Voyage revenues	30,840	61,390	43,211	11,753	15,623
Less: Voyage expenses	3,936	5,373	1,128	2,490	2,098
Net revenue	26,904	56,017	42,083	9,263	13,525
Available days	2,754	3,073	2,531	1,778	1,788
Daily TCE rate*	9,768	18,227	16,627	5,210	7,564

*Amounts subject to rounding.

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2023 compared to the year ended December 31, 2022

As of December 31, 2023 and 2022, our fleet consisted of six vessels (one Supramax, four Kamsarmaxes and one Panamax) and nine vessels (four Supramaxes, four Kamsarmaxes and one Panamax), respectively, with an aggregate carrying capacity of 453,745 dwt and 626,257 dwt, respectively. During the years ended December 31, 2023 and 2022 we had an average of 7.8 and 9.0 dry bulk vessels in our fleet, respectively.

For the year ended December 31, 2023, we had an operating income of $6.3 million, while for the year ended December 31, 2022, we had an operating income of $23.6 million.

Voyage revenues. Voyage revenues decreased by $30.6 million, or 50%, to $30.8 million in 2023, compared to $61.4 million in 2022. The decrease is attributable to the decrease of the average number of vessels from 9.0 in 2022 to 7.8 in 2023 and the decrease of TCE from $18,227 in 2022 to $9,768 in 2023. In 2023, we had total operating days of 2,710 and fleet utilization of 98.4%, compared to 3,029 operating days and a fleet utilization of 98.5% in 2022. The foregoing fleet utilization percentages are based upon the available days of each vessel, being the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. We also had 2,850 and 3,285 ownership days in 2023 and 2022, respectively, which decrease is due to the sale of three of our vessels within 2023.

Voyage expenses. Voyage expenses decreased by $1.5 million, or 28%, to $3.9 million in 2023, compared to $5.4 million in 2022. This decrease is attributed to the lower TCE rates achieved within 2023 which led to fewer commission expense and the substantially more days of dry-docking repairs in 2022 compared to 2023, which led to a higher bunker expense in 2022 compared to 2023.

Vessel operating expenses. Vessel operating expenses decreased by $1.9 million, or 11%, to $16.1 million in 2023, compared to $18 million in 2022. The breakdown of our operating expenses for the year ended December 31, 2023 was as follows:

Crew expenses	51%
Repairs and spares	19%
Insurance	7%
Stores	14%
Lubricants	6%
Other	3%

The decrease is mainly attributed to the decrease of the fleet from 9.0 vessels on average for 2022 to 7.8 vessels on average for 2023. Daily vessel operating expenses increased from $5,483 in 2022 to $5,645 in 2023, representing an increase of 3%, mainly due to industry-wide inflationary pressures.

Depreciation. Depreciation charge during the year ended December 31, 2023 reached $4.7 million compared to $5.6 million during 2022. This is mainly attributed to the decrease of the fleet from 9.0 vessels on average for 2022 to 7.8 vessels on average for 2023. During the fourth quarter of 2022, we adjusted the scrap rate from $380/ton to $440/ton due to the increased scrap rates worldwide. This resulted in a decrease of approximately $118,000 to the depreciation charge included in the consolidated statement of comprehensive income for 2022. During the fourth quarter of 2023, we adjusted the scrap rate from $440/ton to $480/ton due to the increased scrap rates worldwide. This resulted in a decrease of approximately $62,000 to the depreciation charge included in the consolidated statement of comprehensive income for 2023.

Depreciation of dry-docking costs. Depreciation of dry-docking costs decreased by $0.4 million, or 9%, to $4.2 million in 2023, compared to $4.6 million in 2022. The decrease is mainly attributed to the decrease of the fleet from 9.0 vessels on average for 2022 to 7.8 vessels on average for 2023.

Administrative expenses. Administrative expenses increased by $0.6 million or 21% to $3.5 million in 2023, from $2.9 million in 2022. This is mainly attributed to the increased personnel expenses in 2023 amounting to $2 million compared to $1.5 million in 2022.

Administrative expenses payable to related parties. Administrative expenses payable to related parties amounted to $0.7 million in 2023, compared to $1.4 million in 2022. In December 2021, we agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, although this amount was paid in 2023. There was no such agreement for 2023.

Interest expense and finance costs. Interest expense and finance costs increased by $2.1 million, or 91%, to $4.4 million in 2023, compared to $2.3 million in 2022. Our weighted average interest rate for 2023 was 8.19% compared to 5.58% during 2022. Total borrowings outstanding as of December 31, 2023 amounted to $52.6 million, compared to $44.4 million as of December 31, 2022. Our sole credit facility that was in place as of December 31, 2023 and 2022, the CIT Loan Facility, is denominated in U.S. dollars.

Gain on derivative financial instruments. Following the entry into the CIT Loan Facility, we entered into an Interest Rate Swap agreement on May 10, 2021. Following the deed of accession, amendment and restatement of the CIT Loan Facility in August 2022, we also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First-Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

For the year ended December 31, 2023, the Company recognized a total gain of $0.4 million. The $0.2 million gain was in relation with the initial swap agreement entered in 2021, approximately $1.1 million was the interest for the interest rate swap during the year ended December 31, 2023, minus $0.9 million loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income.

For the year ended December 31, 2023, the Company recognized a gain of approximately $0.2 million in relation with the new swap agreement entered in 2022, approximately $0.4 million was the interest for the interest rate swap during the year ended December 31, 2023, minus approximately $0.2 million loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income.

For the year ended December 31, 2022, the Company recognized a total gain of $2.5 million. The $2 million gain was in relation with the initial swap agreement entered in 2021, approximately $1.6 million gain is according to the Interest Rate Swap valuation minus approximately $0.4 million was the interest for the Interest Rate Swap during the year ended December 31, 2022, and is included in the consolidated statement of comprehensive income.

For the year ended December 31, 2022, the Company recognized a gain of approximately $514,000 in relation with the new swap agreement entered in 2022, approximately $493,000 of the gain is according to the Interest Rate Swap valuation and approximately $21,000 was the interest for the Interest Rate Swap during the year ended December 31, 2022, and is included in the consolidated statement of comprehensive income.

Reversal of Impairment. On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded reversal of impairment amounting $4.4 million, and is included in the consolidated statement of comprehensive income.

Gain from the sale of vessels. Gain from sale of vessels amounted to $3.8 million for the year ended December 31, 2023. As a result of the sale of Sky Globe and Star Globe we recognized a gain of approximately $2.2 million and $1.6 million, respectively. Both vessels were delivered to their new owners in September 2023.

Interest Income. During the year ended December 31, 2023, interest income reached approximately $2.6 million compared to $0.4 million for the year ended December 31, 2022. This is mainly attributed to the increase of interest rates worldwide during 2023 and the fact that the Company has proceeded to secure short-term time deposits.

Gain from loan modification. Following the amendment and restatement of the CIT Loan Facility reached in August 2023 we recognized a gain on modification amounted to approximately $0.4 million that had adjusted the carrying value of the loan and classified under Gain from the modification of the Loan in the consolidated statement of comprehensive income.

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

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operations, cash on hand, equity offerings and long-term borrowings. We currently use our funds primarily for the acquisition of vessels generally, fleet renewal and repairs, drydocking for our vessels, payment of dividends (if any), debt repayments and satisfying working capital requirements as may be needed to support our business. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash generated from operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

We believe, given our current cash holdings, if dry bulk shipping rates do not decline significantly from current levels, our capital resources, including cash anticipated to be generated within the year, are sufficient to fund our operations for at least the next twelve months. Such resources include unrestricted cash and cash equivalents of $74.2 million as of December 31, 2023, which compares to a minimum liquidity requirement under our CIT Loan Facility of $900,000 and a minimum cash reserve of $3 million as of December 31, 2023. Given the anticipated capital expenditures related to commitments under shipbuilding contracts and drydockings during 2024-2026, we anticipate continuing to have significant cash expenditures. Refer to “—Capital Expenditures” below for further details. However, if market conditions were to worsen significantly, then our cash resources may decline to a level that may put at risk our ability to pay our lender and other creditors. In May 2021, we entered into an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility. In August 2022, we entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the LIBOR interest provisions of the CIT Loan Facility were replaced with Term SOFR plus a margin of 3.35% (or 5.35% default interest) per annum. In August 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels Diamond Globe and Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum.

The mandatory debt repayments in 2024 under the CIT Loan Facility are $6.3 million, and we have already paid $1.6 million of such amount.

As of December 31, 2023, our CIT Loan Facility contained covenants that require (1) a minimum loan (including any exposure under a related swap agreement) to value ratio of 70% until May 2024, and thereafter 65% and (2) a maximum leverage ratio of 0.75:1.00. If the values of our vessels were to decline as a result of COVID-19 or otherwise, we may not satisfy these requirements. If we do not satisfy these requirements, we will need to post additional collateral or prepay outstanding loans to bring us back into compliance, or we will need to seek waivers, which may not be available or may be subject to conditions.

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from the Russian/Ukraine conflict and the Israel/Hamas war, and general conditions in the dry bulk market. We may from time to time seek to raise additional capital through equity or debt offerings, including sale and leaseback transactions, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

As of December 31, 2023, we were in compliance with all financial covenants under the CIT Loan Facility.

As of December 31, 2023, we had approximately $3.6 million in “restricted cash.” As of December 31, 2023, we had an aggregate debt outstanding of $52.6 million, from the CIT Loan Facility. Please see “–Cash Flows” below to see our cash position at December 31, 2023.

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS MIGHT,” which is scheduled to be delivered during the third quarter of 2024. For more information regarding the terms of the sale and leaseback agreement and our other financing arrangements, see “— Indebtedness.”

Our primary uses of funds have been vessel operating expenses, general and administrative expenses, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, installments under construction contracts and repayments of bank loans.

Working capital, which is current assets, minus current liabilities, amounted to approximately $69.8 million as of December 31, 2023 and to $45.4 million as of December 31, 2022. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. Six of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more of those vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements.

Cash Flows

Cash and cash equivalents were $74.2 million in unrestricted bank deposits as of December 31, 2023, and $52.8 million in unrestricted bank deposits as of December 31, 2022.

Restricted cash that consists of cash pledged as collateral was $3.6 million at the end of 2023, and $6 million at the end of 2022. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From / (Used In) Operating Activities

Net cash used in operating activities in 2023 amounted to $4.5 million, compared to net cash generated from operating activities of $26.9 million in 2022. The decrease is primarily attributable to a decrease in the average number of vessels of our fleet and the average TCE rates achieved by the vessels in our fleet in 2023 compared to 2022.

Net Cash Generated From / (Used In) Investing Activities

Net cash generated from investing activities was $18.4 million during the year ended December 31, 2023, which was mainly attributable to the net proceeds from the sale of certain of our vessels amounting to $35.1 million and $2.6 million from interest received, partially offset by the advances of $19.1 million paid for the newbuildings during 2023, and vessels’ improvements and purchases of office furniture and equipment amounting to $0.2 million.

Net cash used in investing activities was $29 million during the year ended December 31, 2022, which was mainly attributable to the advances paid for the three newbuildings during 2022.

Net Cash Generated From Financing Activities

Net cash generated from financing activities during the year ended December 31, 2023 amounted to $7.4 million and consisted of $25 million proceeds from our new deed of accession, amendment and restatement of the CIT Loan Facility entered into in August 2023 and a $2.3 million decrease in pledged bank deposits, partially offset by the $0.4 million payment of financing costs, $2.5 million of interest paid, $6.2 million of indebtedness that we repaid and $10.5 million of indebtedness that we prepaid and a $0.3 million repayment of lease liability.

Net cash generated from financing activities during the year ended December 31, 2022 amounted to $9.7 million and consisted of $18 million proceeds from our new deed of accession, amendment and restatement of the CIT Loan Facility entered into in August 2022, partially offset by $0.3 million payment of financing costs, $1.6 million of interest paid, $5.4 million of indebtedness that we repaid, a $0.7 million increase of pledged bank deposits and a $0.3 million repayment of lease liability.

Please see “Item 5. A. Operating Results” of our Form 20-F filed with the SEC on March 20, 2023 for a discussion of the year-to-year comparison between 2022 and 2021. Please see “Item 5. B. Liquidity and Capital Resources” of our Form 20-F filed with the SEC on March 20, 2023 for a discussion of the liquidity and capital resources that we had in 2022.

Indebtedness

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

As of December 31, 2023 and 2022, we and our vessel-owning subsidiaries had outstanding borrowings under the CIT Loan Facility of an aggregate of $52.6 million and $44.4 million, respectively.

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

CIT Loan Facility

In May 2021, we entered into a term loan facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) (the “CIT Loan Facility”), relating to the refinancing of our ships, the River Globe, Sky Globe, Star Globe, Moon Globe, Sun Globe, and Galaxy Globe. The borrowers under the CIT Loan Facility were originally Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited. The CIT Loan Facility is guaranteed by Globus Maritime Limited. We fully drew $34.25 million under the CIT Loan Facility on May 10, 2021 and used a significant portion of the proceeds to fully repay the amounts outstanding under our loan agreement with EnTrust. We also entered into a swap agreement with respect to LIBOR. We paid First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) an upfront fee in the amount of 1.25% of the total commitment of the loan.

On August 5, 2022, we entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the LIBOR interest provisions of the CIT Loan Facility were replaced with Term SOFR plus a margin of 3.35% (or 5.35% default interest) per annum. We fully drew the $18 million top up loan amount under the CIT Loan Facility on August 10, 2022. We also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and we paid First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) an upfront fee in the amount of 1.00% of the top up loan amount.

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe. On May 10, 2023, the Company prepaid the total remaining amount of $3.7 million of the CIT Loan Facility tranche of Longevity Maritime Limited (the owning company of the vessel Sun Globe) in order to conclude the sale and delivery of the vessel to the new owners which took place on June 5, 2023.

On August 10, 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels Diamond Globe and Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. We fully drew the $25 million top up loan amount under the CIT Loan Facility on August 10, 2023. We paid First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) an upfront fee in the amount of 1.25% of the top up loan amount.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe. On August 29, 2023 the Company prepaid the total remaining amount of $3.3 million of the CIT Loan Facility tranche of Domina Maritime Ltd (the owning company of the vessel Sky Globe) in order to conclude the sale and delivery of the vessel to the new owners which took place on September 7, 2023.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe. On September 7, 2023 the Company prepaid the total remaining amount of $3.6 million of the CIT Loan Facility tranche of Dulac Maritime S.A. (the owning company of the vessel Star Globe) in order to conclude the sale and delivery of the vessel to the new owners which took place on September 13, 2023.

Following the conclusion of the second amendment and restatement of the CIT Loan Facility and the sales of the vessels Sun Globe, Sky Globe and Star Globe, described above, the vessels securing the CIT Loan Facility are the Diamond Globe, Power Globe, Orion Globe, River Globe, Moon Globe, and Galaxy Globe. The remaining borrowers under the CIT Loan Facility are Devocean Maritime Ltd., Artful Shipholding S.A., Serena Maritime Limited, Salaminia Maritime Limited, Argo Maritime Limited and Talisman Maritime Limited and the CIT Loan Facility remains guaranteed by Globus Maritime Limited.

The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. It consists of six tranches, which shall be repaid in consecutive quarterly installments with the final installment due on the first four tranches in May 2026 and on the final two tranches in August 2027. Through May 2026, each quarterly installment for all six tranches is an aggregate amount of $1,564,394, with the balloon payment due in May 2026 for the first four tranches being an aggregate amount of $19,040,909. Thereafter, each quarterly installment for the remaining two tranches is an aggregate amount of $500,000, with the balloon payment due in August 2027 for the remaining two tranches in an aggregate amount of $17,000,000.

The CIT Loan Facility may be prepaid prior to maturity. If the prepayment of the tranche financing Orion Globe occurs on or before August 10, 2024, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. If the prepayment of the tranche financing either Diamon Globe or Power Globe occurs on or before August 2024, the prepayment fee is 2% of the amount prepaid and thereafter until August 2025, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. We cannot reborrow any amount of the CIT Loan Facility that is prepaid or repaid.

The CIT Loan Facility is currently secured by:

•	first preferred mortgages over m/v River Globe, m/v Moon Globe, m/v Diamond Globe, m/v Power Globe, m/v Galaxy Globe and m/v Orion Globe;

•	pledges over the shares of each borrower; and

•	pledges over bank accounts, a pledge of each borrower’s rights under any swap agreement in respect of the CIT Loan Facility, a general assignment over each vessel’s earnings, insurances and any requisition compensation in relation to that vessel, and an assignment of the rights of Globus Maritime with respect to any indebtedness owed to it by the borrowers.

We are not permitted, without the written consent of First-Citizens Bank & Trust Company, to enter into a charter the duration of which exceeds or is capable of exceeding, by virtue of any optional extensions, 12 months.

The CIT Loan Facility contains various covenants requiring the borrowers and/or Globus Maritime Limited to, among other things, ensure that:

•	the borrowers maintain a minimum cash reserve at all times of not less than $500,000 for each mortgaged ship;

•	a minimum loan (including any exposure under a related swap agreement) to value ratio of 70% is maintained until May 2024, and thereafter 65%;

•	each borrower maintains in its earnings account minimum liquidity of $150,000 in respect of each vessel owned by it then subject to a mortgage;

•	Globus Maritime Limited maintains cash in an amount of not less than $150,000 for each vessel that it owns that is not subject to a mortgage as part of the CIT Loan Facility;

•	Globus Maritime Limited maintains a maximum leverage ratio of 0.75:1.00; and

•	if Globus Maritime Limited pays a dividend, subject to certain exceptions, then the debt service coverage ratio (i.e., aggregate EBITDA of Globus Maritime Limited for any period to the debt service for such period) after such dividend and for the remaining tenure of the CIT Loan Facility shall be at least 1.15:1.00.

Each borrower must create a reserve fund in the reserve account to meet the anticipated dry docking and special survey fees and expenses for the relevant vessel owned by it and (for certain vessels) the installation of a ballast water treatment system on the vessel owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, such that $1,200,000 is set aside by each borrower for its vessel’s special survey, except for Serena Maritime Limited and Salaminia Maritime Limited, each of which is required to set aside quarterly payments that aggregate to $900,000, Argo Maritime Limited, which is required to set aside quarterly payments that aggregate to $675,000, and Talisman Maritime Limited, which is required to set aside quarterly payments that aggregate to $315,000.

The CIT Loan Facility also contains limitations on the occurrence of additional indebtedness by each borrower, other than indebtedness that is subordinated to the CIT Loan Facility indebtedness and/or indebtedness incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing the vessel owned by the relevant borrower that does not exceed $500,000 or $50,000, depending on the circumstances set out in the CIT Loan Facility.

Globus Maritime Limited is prohibited from making dividends (other than up to $1,000,000 annually on or in respect of its preferred shares) in cash or redeem or repurchase its common shares unless there is no event of default under the CIT Loan Facility, the net loan (including any exposure under a related hedging agreement) to value ratio is less than 60% before the making of the dividend and Globus Maritime Limited is in compliance with the debt service coverage ratio, and Globus Maritime Limited must prepay the CIT Loan Facility in an equal amount of the dividend.

The CIT Loan Facility also prohibits certain changes of control, including, among other things, the delisting of Globus from Nasdaq or another internationally recognized stock exchange, or the acquisition by any person or group of persons (acting in concert) of a majority of the shareholder voting rights or the ability to appoint a majority of board members or to give directions with respect to the operating and financial policies of Globus Maritime Limited with which the directors are obliged to comply, other than those persons disclosed to First-Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) on or around the date of the CIT Loan Facility and their affiliates and immediate family members.

As at December 31, 2023, the Company was in compliance with the covenants of the CIT Loan Facility. We believe that the CIT Loan Facility and the sale and leaseback arrangement referenced below are adequate to meet our needs for the foreseeable future based on our current fleet.

Financing arrangements post-December 31, 2023

$28 million Sale and Leaseback Agreement – GLBS MIGHT

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited (“Daxos”), entered into a $28 million sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS MIGHT,” which is scheduled to be delivered during the third quarter of 2024. Upon delivery of the vessel, we expect to bareboat charter back the vessel for a charter period of 10 years. Charter hire shall be paid monthly, in consecutive instalments consisting of (i) a fixed amount equal to $3,000 per day for the first three years from the delivery date, $3,200 per day for the next two years, $3,300 per day for the two years following, and $3,800 per day for the final three years and (ii) a variable amount priced at Term SOFR plus a 2.1% margin for the first three years from the delivery date, Term SOFR plus a 2.45% margin for the following four years, and Term SOFR plus a 2.35% margin for the final three years. The deposit and balance payable under the memorandum of agreement (the “MOA”) in connection of the sale to the vessel to SK Shipholding S.A., as well as the performance of Daxos’ obligations under both the MOA and the bareboat charter are guaranteed by us. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. At the end of the ten-year period, we will have an obligation to buy back the vessel at a purchase price of $15,809,000.

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

As of December 31, 2023 and 2022, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

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

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier with a carrying capacity of approximately 64,000 dwt. The vessel was built at Nihon Shipyard Co. in Japan. The total consideration for the construction of the vessel was approximately $37.5 million, which we financed with equity. In May 2022, we paid the first installment of $7.4 million, in March 2023, we paid the second installment of $3.8 million, in September 2023, we paid the third installment of $3.7 million and in November 2023, we paid the fourth installment of $3.7 million. On January 22, 2024, we paid the final installment of $18.5 million and on January 25, 2024 we took delivery of m/v GLBS Hero.

On May 13, 2022, we signed two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers with a carrying capacity of approximately 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China, with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled to be delivered during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which we intend to finance with a combination of debt and equity. In May 2022 we paid the first installment of $13.8 million and in November 2022 we paid the second installment of $6.9 million for both vessels under construction.

On August 18, 2023, we signed two contracts, through Thalia Shipholding S.A. and Olympia Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of approximately 64,000 dwt each. The two vessels will be built at Nihon Shipyard Co. and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which we intend to finance with a combination of debt and equity. In August 2023, we paid the first installment of $7.5 million for both vessels under construction.

We have no other binding agreements to purchase any additional vessels but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances, including sale and leaseback transactions, or any combination thereof.

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

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in demand for dry bulk carriers grew by 3.1%, resulting in a drop of about 61% in the value of the BDI over the period. The global dry cargo fleet is forecasted to grow 2.7% in 2024 and 1.9% in 2025, according to BIMCO, and BIMCO expects cargo demand to grow by 0-1% in 2024 and 0.5-1.5% in 2025. BIMCO estimates that the dry bulk orderbook is 8.7% of the current fleet as of January 2024, with a 12% newbuilding contracting in 2023, half of which are expected to be delivered after 2025.

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, short-term or spot/voyage charter rates will be more volatile than time charter rates, as they reflect short-term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2019. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. In 2022, the BDI ranged from a low of 965 on August 31, 2022 to a high of 3,369 on May 23, 2022. In 2023, the BDI ranged from a low of 530 on February 16, 2023 to a high of 3,346 on December 4, 2023. During calendar year 2024 to March 13, 2024, the BDI has ranged from a high of 2,377, (on March 11, 2024) to a low of 1,308 (on January 17, 2024).

In the beginning of 2024, the International Monetary Fund forecasted the global economy to grow by 2.9% for the year 2024 and 3.1% for the year 2025.

The Black Sea region is an important area for dry bulk shipping, as major grain cargoes are loaded and transported in the Black Sea for worldwide discharging. As hostilities continue, we are aware that these grain volumes may be sourced elsewhere. This means increased ton miles for the dry bulk fleets as these commodities will need to be sourced possibly from the USG or ECSA areas, and travel to the Far East. As a result, the coal trade flows may be significantly affected especially in the event that countries and regions decide to move away from Russian sourced energy commodities; these then will have to be sourced from elsewhere - potentially through faraway overseas routes. As hostilities enter their third year, there continues to be significant volatility and increased uncertainty with a significant impact on the dry bulk market. If these conditions are sustained, the longer-term net impact on the dry bulk shipping market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping.

In addition, disruptions in the Red Sea and the Panama Canal could lead to longer sailing distances, with the possibility of ships being rerouted for longer distances to get to certain points, resulting in increased need for ships. In particular, following the outbreak of the 2023 Israel–Hamas war, missile attacks by the Houthis have been reported at vessels passing off Yemen’s coast in the Red Sea in December 2023. This has caused several vessels to divert via the Cape of Good Hope in South Africa, in order to avoid transiting the Red Sea. The initial effect of Red Sea tensions on the dry bulk market has been positive for the dry bulk market as the longer route via the Cape of Good Hope is absorbing more vessels, thereby reducing supply. Looking forward, it is impossible to predict the course of this conflict and whether there would be any serious escalation emanating from the current state of affairs. Similar to the conflict in Ukraine, we believe that a generalized conflict involving several Middle Eastern nations would possibly result in higher inflation and possibly slower economic growth, which could potentially have an adverse effect on the demand for dry bulk commodities. To the extent that Red Sea tensions remain contained to the region, the effects on the dry bulk market could be similar to what we have seen so far. Apart from the effect on the dry bulk market, the current situation presents a significant safety hazard for all vessels transiting the Red Sea, and could ultimately potentially result in heavy damage being sustained due to successful missile strikes.

The dry bulk orderbook stands at 86.8 million dwt, or 8.7% of the world’s total dry bulk fleet. BIMCO estimates that Panamax and Supramax fleets will account for 71% of deliveries in 2024-25. This could lead to recycling of older ships or reduced rates for those size ships if there is an increase in supply.

Please read “Item 4.B. Business Overview,” “Item 5. A. Operating Results” and “Item 5. B. Liquidity and Capital Resources.”

E. Critical Accounting Estimates

Because we apply in our primary financial statements IFRS as issued by the IASB, we are not required to discuss information about our critical accounting estimates here.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, our directors and our secretary. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2026, the term of our Class II directors expires at our annual general meeting of shareholders in 2024, and the term of our Class III directors expires at our annual general meeting of shareholders in 2025. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Name	Position	Age
Georgios Feidakis	Director, Chairman of the Board of Directors	73
Ioannis Kazantzidis	Director	73
Jeffrey O. Parry	Director	64
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	37
Christina Tampourea	Director	51
Olga Lambrianidou	Secretary	68

Biographical information with respect to each of our directors and our officers is set forth below.

Georgios (“George”) Feidakis, a Class III director, is our founder and has served as our non-executive chairman of our board of directors since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., or FG Europe, a company he has been involved with since 1994 and acts as a director and executive for several of its subsidiaries. FG Europe has been our landlord since August 2022. FG Europe is active in four lines of business and distributes well-known brands of appliances and electronics in Greece, the Balkans, Turkey, Italy and the U.K. FG Europe is also active in the air-conditioning, household appliances and electronics market in Greece and ten other countries in Europe as well as in the production of renewal energy. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. Since January 31, 2017, Mr. Feidakis has been the majority shareholder of Eolos Shipmanagement SA. Mr. Feidakis is also a principal shareholder of Cyberonica S.A., a family-owned company specializing in real estate, which was our landlord until August 2022.

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

Ioannis Kazantzidis, a Class I director, was appointed to our board in November 2016 to fill a vacancy in our board of directors. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, based in Jebel Ali, UAE from 2009 to 2023. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis was the Chairman of Fisherman’s Wharf Pvt Ltd from 1989 to 2015, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015. As of December 31, 2020, to December 31, 2023 Mr. Kazantzidis was a director of Longdon Place Developers LLC.

Christina Tampourea, a Class II director, was appointed to our board on March 13, 2024. Ms. Tampourea has been the Group Chief Commercial Officer of IASO Group of hospitals since 2014. She is an experienced executive in the health care and hospital industry since 2001. She is a Member of the Operational Committee and Management team. She possesses in depth knowledge in hospital operations, people management and organizational development as well as in development and running of commercial operations specializing in the implementation of strategies with the ultimate objective to improve customer experience and deliver financial growth to the organization. Additionally, she has been actively involved in greenfield project teams in charge of setting up new healthcare units in Greece. Ms. Tampourea holds a Bachelor of Science Degree in Business Administration, with a Double major in Marketing and Management from the American College “Deree College” of Athens Greece. She currently serves as a board member in four companies: ELITOUR Greek Health Tourism Council in Greece as of March 2020; IASO Thessaly, a private hospital since September 2022 and its sister affiliate, the Institute of Life at IASO since September 2022; and as a board member at the Plakentia Veterinary Clinic since 2023.

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

For information regarding the Company’s Equity Incentive Plan, see “Item 6.E. Share Ownership—Equity Incentive Plan.”

B. Compensation

In August 2016, the Company entered into a consultancy agreement with Goldenmare Limited, an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided previously amounted to €200,000. Goldenmare Limited is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consultant double the annual consulting fees plus the average annual bonus (including the value of equity awards) granted to the consultant throughout the term of the consultancy agreement. In December 2020, we agreed to increase the consultancy fees of Goldenmare Limited from €200,000 to €400,000 per annum and additionally pay a one-time cash bonus of $1.5 million pursuant to the consultancy agreement, all of which was paid in 2021. In addition, in December 2021, we agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, if at the time of the payment Mr. Athanasios Feidakis remains our CEO and the Goldenmare Limited has not terminated its consultancy agreement. At the time of the filing of this annual report on Form 20-F, all of the December 2021 bonus has been paid. Each of our other directors has an appointment letter relating to his or her appointment as a director, none of which provide for benefits upon any future termination of employment or change of control.

In 2023, the aggregate remuneration that should have been paid to Goldenmare amounted to approximately $432,000, but we paid approximately $355,000 and owed approximately $77,000 as of December 31, 2023. In 2022, the aggregate remuneration that should have been paid to Goldenmare amounted to approximately $2.0 million, none of which was paid as of December 31, 2022 but has subsequently been paid in full. In 2021, the aggregate remuneration that should have been paid to Goldenmare amounted to approximately $1.2 million, but we paid approximately $231,000 and owed approximately $985,000 as of December 31, 2021 but has subsequently been paid in full. We did not pay or owe any remuneration directly to Athanasios Feidakis, our sole executive officer and sole senior manager, in 2021, 2022, or 2023.

On March 13, 2024, we awarded Goldenmare a one time bonus of $3 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time.

The aggregate compensation, including bonuses, actually paid to Goldenmare was approximately $2.5 million in 2023, $57,000 in 2022 and $1.9 million in 2021. Our senior management received no common shares in 2023, 2022 and 2021. In addition, we owed Goldenmare $77,000, $2.1 million and $985,000 on December 31, 2023, 2022 and 2021, respectively. We currently owe Goldenmare an aggregate of $77,000. We did not pay, and do not owe, any compensation directly to Athanasios Feidakis, our sole executive officer, who comprises our senior management.

In 2022 we changed how we compensate our non-executive directors. In 2022 and 2023, our non-executive directors each received $40,000 annually as members of our board. In addition, in 2022 and 2023, each non-executive and independent directors who previously received shares received an additional $20,000 per year. In 2022 and 2023, non-executive and independent directors on our remuneration committee and nomination committee each received an additional $5,000 annually per committee and the chairperson of our audit committee received an additional $10,000 annually, our lead independent director (i.e., Jeffrey O. Parry) received an additional $10,000 annually, and the chairperson of our board received an additional $40,000 annually. The aggregate compensation other than share based compensation actually paid to our non-executive directors in 2023 was $240,000, in 2022 was $285,000 and in 2021 was $120,000. In addition, in 2021, non-executive directors (excluding our non-executive Chairman, Mr. George Feidakis) received an aggregate of 12,178 common shares. In 2023 and 2022 they received no common shares. As of December 31, 2023, we had not yet paid our non-executive directors the cash amounts that we agreed to pay them for their prior service; such amount in the aggregate was $60,000 for 2023, which amount was paid in 2024. In 2024, we changed the compensation scheme of our directors and pay each director (except for a director who is also an executive officer) $80,000 per annum, regardless of committee participation.

We are bound by Greek labor law with respect to our Greek employees, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2023 a non-current liability of approximately $171,000 for such payments.

In line with Nasdaq requirements, we have established a clawback policy which, subject to limited exceptions, requires that any incentive compensation (including both cash and equity compensation) paid to any current or former executive officer on or after October 2, 2023 is subject to recoupment if (i) the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements, without regard to any fault or misconduct; and (ii) that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement.

We do not have a retirement plan for our officers or directors. For information regarding the Company’s Equity Incentive Plan, see “Item 6.E. Share Ownership—Equity Incentive Plan.”

 C. Board Practices

Our board of directors and executive officer oversee and supervise our operations.

Each director holds office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of incorporation or with the provisions of the BCA. In addition to cash compensation, we historically paid each of Mr. Kazantzidis and Mr. Parry $20,000 in common shares annually, however, in 2022 we changed our policies and each of those directors receives cash payments as further detailed in “Item 6.B. Compensation.” The members of our senior management are appointed to serve at the discretion of our board of directors. Our board of directors and committees of our board of directors schedule regular meetings over the course of the year. Under the Nasdaq rules and Rule 10A-3 of the Exchange Act, we believe that Mr. Ioannis Kazantzidis, Mr. Parry and Ms. Tampourea are independent directors. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

We have an Audit Committee, a Remuneration Committee and a Nomination Committee.

The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. It is responsible for ensuring that our financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to our accounts and for reviewing and approving certain related party transactions. Our board of directors has determined that Ioannis Kazantzidis is our audit committee financial expert, and he is the chair of the committee. Each Audit Committee member has experience in reading and understanding financial statements, including statements of financial position, statements of comprehensive income and statements of cash flows.

The Remuneration Committee is comprised of Jeffrey O. Parry, Ioannis Kazantzidis and Christina Tampourea. It is responsible for determining, subject to approval from our board of directors, the remuneration guidelines to apply to our executive officer, secretary and other members of the executive management as our board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. The Remuneration Committee is responsible for declaring dividends on our Series A Preferred Shares, if any. The Remuneration Committee will also liaise with the Nomination Committee to ensure that the remuneration of newly appointed executives falls within our overall remuneration policies.

The Nomination Committee is comprised of George Feidakis, Ioannis Kazantzidis, Jeffrey O. Parry and Christina Tampourea. It is responsible for reviewing the structure, size and composition of our board of directors and identifying and nominating candidates to fill board positions as necessary.

For information about the term of each director, see “Item 6.A. Directors and Senior Management.”

D. Employees

As of December 31, 2023, we had 24 full-time employees and two consultants that we hired directly. All our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members (which are not our employees but hired through crewing agents) are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

E. Share Ownership

With respect to the total number of common shares owned by our executive officer and our directors, individually and as a group, please read “Item 7. Major Shareholders and Related Party Transactions.”

Equity Incentive Plan

On March 13, 2024, our board of directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide our officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our company or our subsidiaries or affiliates, (b) acquire a proprietary interest in the success of our Company, (c) maximize their performance and (d) enhance the long-term performance of our Company.

The number of our common shares reserved for issuance under the Plan is 2,000,000 shares. The Plan is administered by the remuneration committee of our board of directors. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, unrestricted stock, other equity-based or equity-related awards, and dividend equivalents at the discretion of our remuneration committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

Our board of directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair the rights or materially increase any obligations of a grantee under an outstanding award without such grantee’s consent. Shareholders’ approval of Plan amendments may be required in certain circumstances if required by applicable rules of a national securities exchange or the SEC. Unless terminated earlier by our board of directors, the Plan will expire 10 years from the date on which the Plan was adopted by our board of directors.

Grants under the Equity Incentive Plan

No awards were granted pursuant to any equity incentive plan during the years ended December 31, 2023, 2022 and 2021, but we issued shares directly to our directors, which was not part of the Plan.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information concerning ownership of our common shares as of March 13, 2024 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, the executive officer named in this annual report on Form 20-F and our directors and executive officer as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 20,582,301 common shares outstanding on March 13, 2024. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for our directors and executive officer is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

With respect to the persons who beneficially own more than 5.0% of our outstanding common shares, we have prepared the following table based on information filed with the SEC, and we have not sought to verify such information, and have assumed that such information remains current. Ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC regarding beneficial ownership and include voting or investment power with respect to common shares. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of common shares beneficially owned by a beneficial holder and the percentage ownership of that beneficial holder, common shares underlying warrants held by that beneficial holder that are exercisable as of March 13, 2024, or exercisable within 60 days after March 13, 2024, are deemed outstanding. Such common shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The number of common shares owned and percentages in the table below do give effect to any beneficial ownership blockers contained in any warrants that we have issued.

The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the SEC or information regarding the beneficial ownership of our common shares delivered to us:

Name and address of beneficial owner	Number of common shares beneficially owned as of March 13, 2024	Percentage of common shares beneficially owned as of March 13, 2024
5% Beneficial Owners
Armistice Capital, LLC (1)	1,200,000	5.51%
Intracoastal Capital LLC (2)	1,959,250	8.7%
Lind Global Macro Fund, LP (3)	2,093,808	9.2%
Hudson Bay Master Fund Ltd. (4)	2,284,381	9.99%
Executive Officer and Directors
George Feidakis (5)	5,115,776	24.8%
Ioannis Kazantzidis	7,639	*%
Jeffrey O. Parry	7,619	*%
Athanasios Feidakis (6)	328,828	1.6%
Christina Tampourea	-	*%
Our executive officer and all directors as a group	5,459,862	26.5*%(6)

*Less than 1.0% of the outstanding shares.

(1) Based solely on the information reported on Amendment No. 2 to Schedule 13G jointly filed with the SEC on February 14, 2024 by Armistice Capital, LLC and Mr. Steven Boyd. Armistice Capital, LLC is the investment manager of Armistice Capital Master Fund Ltd. (the “Armistice Master Fund”), the direct holder of the securities, and pursuant to an Investment Management Agreement, Armistice Capital, LLC exercises voting and investment power over the securities of Globus held by the Armistice Master Fund and thus may be deemed to beneficially own the securities of Globus held by the Armistice Master Fund. Mr. Steven Boyd, as the managing member of Armistice Capital, LLC, may be deemed to beneficially own the securities of Globus held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of Globus directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital, LLC. The address of the principal business office for Armistice Capital, LLC and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022. Based on information held by Globus, we believe that the common shares beneficially owned by Armistice Capital, LLC are in the form of warrants that we have issued.

(2) Based solely on the information reported on Amendment No. 3 to Schedule 13G jointly filed with the SEC on February 8, 2023 by Intracoastal Capital LLC, Mr. Mitchell P. Kopin and Mr. David B. Asher. Mitchell P. Kopin and Daniel B. Asher have filed a Schedule 13G with the SEC as beneficial owners of the shares beneficially held Intracoastal Capital LLC. All of the 1,959,250 beneficially owned shares held by Intracoastal Capital LLC referenced in the relevant Schedule 13G are in the form of warrants that we have issued. The principal business office of Mr. Kopin and Intracoastal Capital LLC is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(3) Based solely on the information reported on Amendment No. 3 to Schedule 13G jointly filed with the SEC on February 13, 2023 by Lind Global Macro Fund, LP, Lind Global Partners LLC and Mr. Jeff Easton The reporting persons’ ownership consists of warrants to purchase 2,093,808 common shares. Lind Global Partners LLC, the general partner of Lind Global Macro Fund, LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. Jeff Easton, the managing member of Lind Global Partners LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. The address of the principal business office for Lind Global Partners LLC, Lind Global Macro Fund, LP and Mr. Easton is 444 Madison Ave, Floor 41, New York, NY 10022.

(4) Based solely on the information reported on Amendment No. 2 to Schedule 13G jointly filed with the SEC on February 8, 2023 by Hudson Bay Capital Management LP and Mr. Sander Gerber. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., and has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities. All of the 2,284,381 beneficially owned shares held by Hudson Bay Master Fund Ltd referenced in the relevant Schedule 13G are issuable upon exercise of warrants. The warrants are subject to a 9.99% beneficial ownership blocker and the percentage indicates the effect of such blocker. The address of the business office of each of such persons is 777 Third Avenue, 30th Floor, New York, NY 10017.

(5) Based solely on the information reported on Amendment No. 6 to Schedule 13D jointly filed with the SEC on December 22, 2023 by Firment Shipping Inc. and Mr. George Feidakis Mr. George Feidakis beneficially owns 5,115,776 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. Mr. George Feidakis and Firment Shipping Inc. disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares.

When we filed our annual reports for the years ended 2022, 2021 and 2020, Mr. George Feidakis beneficially owned 3.7%, 3.7% and less than 1% of our common shares, respectively.

(6) Athanasios Feidakis controls Goldenmare Limited, which owns 10,300 Series B preferred shares. Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99%. For a further description of the Series B preferred shares, see “Description of Securities” filed as Exhibit 2.1 hereto.

As of March 8, 2024, we had seven shareholders of record, three of which are located in the United States, one of which was Cede & Co., a nominee of The Depository Trust Company, which is located in the United States and held an aggregate of 20,567,032 of our common shares, representing 99.9% of our outstanding common shares. We believe that the common shares that are held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. Our major common shareholders have the same voting rights as our other common shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of our knowledge, except as disclosed in the table above (including the Series B preferred shares referenced above), we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

In the normal course of business, there have been institutional investors that buy and sell our shares. It is possible that significant changes in the percentage ownership of these investors will occur.

B. Related Party Transactions

Lease

On August 5, 2021, the Company entered into a rental agreement for 902 square meters of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of our chairman) at a monthly rate of Euro 26,000 with a lease period ending August 4, 2024. The previous rental agreement with Cyberonica was terminated, which agreement had been in place since 2016 and provided for a monthly rate of €10,360. On June 22, 2022, we entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the same rate of Euro 26,000 and with the same lease period ending of August 4, 2024. The previous rental agreement with Cyberonica was terminated. During the years ended December 31, 2023, 2022 and 2021 fiscal years, the rent charged amounted to $349,000, $341,000 and $242,000, respectively, to F.G. Europe and Cyberonica S.A for the rental of office space for our operations. As of December 31, 2023, we did not owe any amount in back rent to F.G. Europe.

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

Registration Rights Agreement

On November 23, 2016, we entered into a registration rights agreement with Firment Trading Limited, pursuant to which we granted to them and their affiliates (including Mr. George Feidakis and certain of their transferees), the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act our common shares held by them. Under the registration rights agreement, these persons have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by us.

Consultancy Agreements

On August 18, 2016, the Company entered into a consultancy agreement with Goldenmare Limited, an affiliated company of our CEO, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided amounted to €200,000. The consulting company is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consulting company double the annual consultancy fee plus the average annual bonus (including the value of equity awards) granted to the consulting company throughout the term of the consultancy agreement. In December 2020, we agreed to increase the consultancy fees of Goldenmare Limited from €200,000 to €400,000 per annum and additionally pay a one-time cash bonus of $1.5 million pursuant to the consultancy agreement, which was paid in full in 2021. In addition, in December 2021, we agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, if at the time of the latter payment Mr. Athanasios Feidakis remains our CEO and Goldenmare Limited has not terminated its consultancy agreement, which was paid in full in 2023. Each of our other directors has a contract relating to his appointment as a director.

On March 14, 2024, we awarded a consultant affiliated with our chief executive officer a one time bonus of $3 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time.

On July 15, 2021 we entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services our Manager receives a daily fee of $1,000. Our chairman of the board is the majority shareholder of Eolos Shipmanagement.

Series B Preferred Shares

On June 12, 2020, we entered into a stock purchase agreement and issued 50 of our newly designated Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. On July 27, 2020, we entered into another stock purchase agreement and issued an additional 250 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%. On March 2, 2021, we entered into another stock purchase agreement and issued an additional 10,000 of our Series B preferred shares to Goldenmare Limited in return for $130,000, which was settled by reducing, on a dollar-for-dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. For a description of the Series B preferred shares, see “Description of Securities” filed as Exhibit 2.1 hereto.

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

Our Dividend Policy and Restrictions on Dividends

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our financing arrangements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions, reserves established by our board of directors, increased or unanticipated expenses, additional borrowings and future issuances of securities, and other factors deemed relevant by our board of directors from time-to-time.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a corporation is insolvent or would be rendered insolvent by the payment of such dividend.

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

No dividends were declared or paid on our common shares during the years ended December 31, 2023, 2022, and 2021.

No Series A Preferred Shares were outstanding as of December 31, 2023, 2022, and 2021, or as of the date of this annual report on Form 20-F.

Our financing arrangements impose certain restrictions to us with respect to dividend payments. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

We can provide no assurance that dividends will be paid in the future and there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please see “Item 3.D. Risk Factors—Risks Relating to our Common Shares—Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors.”

B. Significant Changes

There have been no significant changes since the date of the financial statements included in this annual report on Form 20-F, other than those described in Note 20 “Events after the reporting date” to our consolidated financial statements.

Item 9. The Offer and Listing

Not applicable except for Item 9.A.4. and Item 9.C.

Share History and Markets

Our common shares trade on the Nasdaq Capital Market under the ticker “GLBS.”

All of our shares are in registered form. Our articles of incorporation do not permit the issuance of bearer shares.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation have been filed as an exhibit to our report filed with the SEC on Form 6-K on October 22, 2020. Our Amended and Restated Bylaws have been filed as an exhibit to our report filed with the SEC on Form 6-K on August 2, 2019. Our Certificate of Designation for Series A Preferred Stock has been filed as an exhibit to our report filed with the SEC on Form 6-K on April 27, 2012. Our Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock has been filed as an exhibit to our report filed with the SEC on Form 6-K on July 27, 2020. Our Statement of Designation of Rights, Preferences and Privileges of Series C Participating Preferred Shares has been filed as an exhibit to our report filed with the SEC on Form 6-K on August 3, 2023.

A description of the material terms of our restated articles of incorporation, as amended, and bylaws and of our capital stock is included in “Description of Securities” filed as Exhibit 2.1 hereto and incorporated by reference herein.

Description of Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably (based on number of shares held) all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata (based on number of shares held) our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of our preferred shares, including our existing classes of preferred shares and any preferred shares we may issue in the future.

Description of Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; the number of shares of the series; the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and the voting rights, if any, of the holders of the series.

Description of Warrants

For a summary of certain terms and provisions of our Class A Warrants, PP Warrants, December 2020 Warrants, January 2021 Warrant, February 2021 Warrants and June 2021 Warrants, please see “Description of Warrants” within the “Description of Securities” filed as Exhibit 2.1 hereto

We may be obligated to issue, upon exercise or conversion of outstanding warrants pursuant to the terms thereof:

·	388,700 common shares issuable upon the exercise of outstanding Class A Warrants (at an exercise price of $35.00 per share) which expire in June 2025;
·	458,500 common shares issuable upon exercise of outstanding June PP Warrants (at an exercise price of $18.00 per share) issued in a private placement that closed on June 30, 2020 and expire in December 2025;
101

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

Shareholders Rights Agreement

On August 3, 2023, we entered into a Shareholders Rights Agreement, or the Rights Agreement, with Computershare Trust Company, N.A. as Rights Agent. Pursuant to the Rights Agreement, each common share includes one right, or a Right, that entitles the holder to purchase from us one one-thousandth of a share of our Series C Participating Preferred Stock at an exercise price of $5.00 per one one-thousandth of a Series C Preferred Share, subject to specified adjustments. The Rights will separate from the common shares and become exercisable only if a person or group (subject to limited exceptions) acquires beneficial ownership of 15% or more of our common shares in a transaction not approved by our board of directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a share of Series C Preferred Stock, upon payment of the exercise price, a number of our common shares having a then-current market value equal to twice the exercise price. In addition, if we are acquired in a merger or other business combination after an acquiring person acquires 15% or more of our common shares, each holder of the Right will thereafter have the right to purchase, in lieu of one one-thousandth of a share of Series C Preferred Share, upon payment of the exercise price, a number of common shares of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Georgios Feidakis, Athanasios Feidakis, Konstantina Feidakis, Angelina Feidakis, Firment Shipping Inc. and Goldenmare Limited, or any of their respective affiliates are excluded from the definition of “Acquiring Person” and therefore may obtain beneficial ownership of 15% or more of the outstanding common shares without causing the Rights to be exercisable. Under the Rights Agreement’s terms, it will expire on February 3, 2025.

A copy of the Rights Agreement is filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on August 3, 2023 and incorporated by reference as Exhibit 2.3 hereto.

C. Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. We refer you to “Item 7.B. Related Party Transactions” for a discussion of our agreements with companies related to us. We also refer you to “Item 4. Information on the Company,” “Item 5.B. Liquidity and Capital Resources—Indebtedness,” “Item 6.B. Compensation,” “Item 6.E. Share Ownership” and “Description of Securities” filed as Exhibit 2.1 hereto for a description of other material contracts.

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

Because we (including our subsidiaries) do not, and assuming that we and our subsidiaries continue not to, carry on business or conduct transactions or operations in the Marshall Islands, and because we anticipate (and therefore assume) that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding tax on our distributions. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and such shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.

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

The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-United States corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). The Company does not believe that it satisfied the 50% Ownership Test for the taxable year ended December 31, 2023 and has no basis to expect that it will satisfy the 50% Ownership Test in the near future.

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

The Company believes that it satisfied the Publicly Traded Test for the taxable year ended December 31, 2023, based on information reported in Schedule 13G and Schedule 13D filings with the SEC. The Company cannot currently predict whether it will satisfy the Publicly Traded Test for the current taxable year. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company were to meet the Publicly Traded Test described above, the Company also generally would be a qualified shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption.

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

Dividends paid in respect of the Company’s common shares may qualify for the preferential rate attributable to qualified dividend income if: (1) the common shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (3) the United States Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend and (4) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. The first requirement currently is and has been met, as our common shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market is a tier of the Nasdaq Stock Market, which is an established securities market. Further, there is no minimal trading requirement for shares to be “readily tradable,” so as long as our common shares remain listed on the Nasdaq Capital Market or any other established securities market in the United States, the first requirement will be satisfied. However, if our common shares are delisted and are not tradable on an established securities market in the United States (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares could be delisted from Nasdaq, which could affect their market price and liquidity”), the first requirement would not be satisfied, and dividends paid in respect of our common shares would not qualify for the preferential rate attributable to qualified dividend income. The second requirement is expected to be met as more fully described below under “—Consequences of Possible PFIC Classification.” Satisfaction of the final two requirements will depend on the particular circumstances of each United States Holder. Consequently, if any of these requirements are not met, the dividends paid to individual United States Holders in respect of the Company’s common shares would not be treated as qualified dividend income and would be taxed as ordinary income at ordinary rates.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2023.

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

In addition to the QEF election, Section 1296 of the Code permits United States Holders to make a “mark-to-market” election with respect to marketable shares in a PFIC, generally meaning shares regularly traded on a qualified exchange or market and certain other shares considered marketable under U.S. Department of the Treasury regulations. For this purpose, a class of shares is regularly traded on a qualified exchange or market for any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter of the year. Our common shares are regularly traded on the Nasdaq Capital Market, which is an established securities market. However, if our common shares were to be delisted, (as described in “Item 3.D. Risk Factors—Company Specific Risk Factors—Our common shares could be delisted from Nasdaq, which could affect their market price and liquidity”), then the mark-to-market election generally would be unavailable to United States Holders. If a United States Holder makes a mark-to-market election in respect of its common shares, such United States Holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over such United States Holder’s adjusted tax basis in the common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such United States Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the United States Holder’s basis in the common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). The consequences of this election may be less favorable than those of a QEF election for United States Holders that are sensitive to the distinction between ordinary income and capital gain.

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

United States Federal Income Taxation of Non-United States Holders

A Non-United States Holder will generally not be subject to United States federal income tax on dividends paid in respect of the common shares or on gains recognized in connection with the sale or other disposition of the common shares provided that the Non-United States Holder makes certain tax representations regarding the identity of the beneficial owner of the common shares, that such dividends or gains are not effectively connected with the Non-United States Holder’s conduct of a United States trade or business and that, with respect to gain recognized in connection with the sale or other disposition of the common shares by a non-resident alien individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and other conditions are met. If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and gain from the sale, exchange or other disposition of the common shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed above relating to the taxation of United States Holders.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We file annual reports and other information with the SEC. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on our website at www.globusmaritime.gr. Information that is available on or accessed through these websites does not constitute part of, and is not incorporated by reference into, this annual report on Form 20-F.

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders.

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan arrangements. As of December 31, 2023, we had a $52.6 million principal balance outstanding under our CIT Loan Facility and as of December 31, 2022 we had a $44.4 million principal balance outstanding under our CIT Loan Facility.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income.

In 2023, the weighted average interest rate for our then-outstanding facilities in total was 8.19% and the respective interest rates on our loan agreements ranged from 7.67% to 8.52%, including margins.

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

The following table sets forth the sensitivity of our CIT Loan Facility as of December 31, 2023 as to a 1.0% (100 basis points) increase in SOFR, during the next four years, and reflects the additional interest expense that will be incurred.

Year	Amount
2024	$0.5 million
2025	$0.4 million
2026	$0.3 million
2027	$0.1 million

On February 23, 2024 we entered into a new sale and leaseback transaction with SK Shipholding S.A., a subsidiary of Shinken. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Series B Preferred Shares

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

Shareholders Rights Agreement

Pursuant to the Shareholders Rights Agreement dated August 3, 2023, each common share includes one one preferred share purchase right that entitles the holder to purchase from us one-thousandth of a share of our Series C Participating Preferred Shares if any third party (except for Georgios Feidakis, Athanasios Feidakis, Konstantina Feidakis, Angelina Feidakis, Firment Shipping Inc. and Goldenmare Limited, or any of their respective affiliates) acquires beneficial ownership of 15% or more of our common shares without the approval of our board of directors.

The superior voting rights of our Series C Participating Preferred Shares limit the ability of our common shareholders to control or influence corporate matters. See “Description of Securities,” attached hereto as Exhibit 2.1 and incorporated by reference herein, and “Item 3. D. Risk Factors.”

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2023 was effective.

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

(d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers, employees and agents. Our code of ethics is posted on our website, http://www.globusmaritime.gr/files/ethics_Mar2022.pdf, and certain of our policies can be found here: http://www.globusmaritime.gr/bod.html?submenu=corpgov, and is available upon written request by our shareholders at no cost to Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece. Information on, or accessed through, our website does not constitute a part of this annual report and is not incorporated by reference. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website. Shareholders may direct their requests to the attention of Secretary, c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2022. This table below sets forth the total (actual) amounts billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services and breaks down the amounts by category of services:

	2023	2022
Audit Fees	$226,800	$203,500
Audit-Related Fees	—	—
Tax Fees	$9,837	$6,850
All Other Fees	—	—
Total	$236,636	$210,350

Audit fees for the years ended December 31, 2023 and 2022 were paid in Euros, and we assume an exchange rate of 0.93€/$ and 0.95€/$ for 2023 and 2022, respectively.

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

Item 16H. Mining Safety Disclosure

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy which applies to all of the Company’s directors, officers and employees as well as certain related parties, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy has been filed as Exhibit 11.1 to this annual report on Form 20-F.

Item 16K. Cybersecurity

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our senior management team and board of directors ensure that significant resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We assess the impact of cybersecurity threats on our business, including our strategic direction, operational performance, and financial stability, using insights from any past cybersecurity incidents in the shipping industry of which we are aware.

We have implemented risk-based processes for assessing, identifying, and managing material risks from cybersecurity threats. These processes include access controls to organizational systems, data encryption, and cybersecurity training and security awareness campaigns, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our IT security services are provided by a third party that is ISO 27001 certified. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

As we do not have a dedicated board committee solely focused on cybersecurity, our board of directors has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with our board of directors. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters, and in the event of an incident our board of directors will make the final materiality determinations and disclosure and other compliance decisions. Our external IT provider maintains a dedicated cybersecurity auditing team that independently tests our cybersecurity controls.

Overall, our approach to cybersecurity risk management includes the following key elements:

(i)	Continuous monitoring of cybersecurity threats, both internal and external, through the use of data analytics and network monitoring systems.
(ii)	Engagement of third-party consultants and other advisors to provide IT services and to assist in assessing points of vulnerability of our information security systems.
(iii)	Training and Awareness – we have various information technology policies relating to cybersecurity. We also provide employee training that is administered on a periodic basis that reinforces our information technology policies, standards and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks. We also require employees to sign confidentiality agreements, where appropriate to their role.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated significant resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For more information certain risks associated with cybersecurity, see “Item 3.D. Risk Factors—Company-Specific Risk Factors— A cyber-attack or our information systems otherwise not properly working could materially disrupt our business.”

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

1.5

Statement of Designation of Rights, Preferences and Privileges of Series C Participating Preferred Shares of Globus Maritime Limited (incorporated by reference to Exhibit 3.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on August 3, 2023)

2.1*	Description of Securities

2.2	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 3.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on August 3, 2023)

2.3	Shareholders Rights Agreement, dated as of August 3, 2023, by and between Globus Maritime Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on August 3, 2023)

2.4*	Equity Incentive Plan of Globus Maritime Limited

4.1	Registration Rights Agreement between Globus Maritime Limited and Firment Trading Limited dated November 23, 2016 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on November 27, 2016)

4.2	Private Sublease Agreement dated June 22, 2022 between Globus Shipmanagement Corp. and F.G. Europe A.E. (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 20, 2023)

4.3	Warrant Agency Agreement dated June 22, 2020 among the Company, Computershare Inc., and Computershare Trust Company, N.A. as warrant agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.4	Form of Class A Warrant dated June 22, 2020 (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.5	Form of Securities Purchase Agreement dated June 26, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.6	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.7	Form of Securities Purchase Agreement dated July 17, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.8	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.9	Form of Securities Purchase Agreement dated December 7, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.10	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.11	Form of Securities Purchase Agreement dated January 27, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.12	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.13	Form of Securities Purchase Agreement dated February 12, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.14	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.15	Form of Securities Purchase Agreement dated June 25, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.16	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.17*	Deed of Accession, Amendment and Restatement of Facility Agreement among First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and Globus Maritime Limited, among others, dated August 10, 2023

4.18	Shipsale Contract for Construction and Sale of One (1) 64,000 DWT Type Bulk Carrier (Hull No. S-1885) dated April 29, 2022 among Calypso Shipholding S.A., Giant Line Inc., S.A., and Nihon Shipyard Co., Ltd. (incorporated by reference to Exhibit 4.18 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 20, 2023)

4.19	Shipbuilding Contract for One (1) 64,000-DWT Type Motor Bulk Carrier under Nacks Hull No. NE442 dated May 13, 2022 between Nantong Cosco Khi Ship Engineering Co., Ltd. and Daxos Maritime Limited (incorporated by reference to Exhibit 4.19 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 20, 2023)

4.20	Shipbuilding Contract for One (1) 64,000-DWT Type Motor Bulk Carrier under Nacks Hull No. NE443 dated May 13, 2022 between Nantong Cosco Khi Ship Engineering Co., Ltd. and Paralus Shipholding S.A. (incorporated by reference to Exhibit 4.20 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 20, 2023)

4.21*	Shipsale Contract for Construction and Sale of One (1) 64,000 DWT Type Bulk Carrier (Hull No. S-K192) dated August 18, 2023 among Olympia Shipholding S.A., Giant Line Inc., S.A. and Nihon Shipyard Co., Ltd.

4.22*	Shipsale Contract for Construction and Sale of One (1) 64,000 DWT Type Bulk Carrier (Hull No. S-3012) dated August 18, 2023 among Thalia Shipholding S.A., Giant Line Inc., S.A. and Nihon Shipyard Co., Ltd.

4.23*	Bareboat Charter and related Memorandum of Agreement each dated February 23, 2024 between Daxos Maritime Limited as Bareboat Charterer/Seller and SK Shipholding S.A. as Owner/Buyer and Guarantees issued by Globus Maritime Limited, each dated February 23, 2024

8.1*	Subsidiaries of Globus Maritime Limited

11.1*	Policies and Procedures to Detect and Prevent Insider Trading of Globus Maritime Limited

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President and Chief Executive Officer

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President and Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.

97.1*	Policy for the Recovery of Erroneously Awarded Compensation of Globus Maritime Limited

101*	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2023 and 2022; (ii) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2023, 2022 and 2021; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (vi) the Notes to Consolidated Financial Statements.

104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

 ______

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer and Chief Financial Officer

Date: March 15, 2024

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Globus Maritime Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Globus Maritime Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

At December 31, 2023, the carrying value of the Company’s vessels was $100,557 thousand. As discussed in Notes 2.3, 2.12 and 5 to the consolidated financial statements, at each reporting date the Company assesses whether there are any indicators that a vessel may be impaired. In its evaluation of impairment indicators the Company considers external and internal information, in accordance with IAS 36 Impairment of Assets (“IAS 36”), and applies judgment when assessing market conditions.

Auditing management’s assessment of vessel impairment indicators was complex given the judgement and estimation uncertainty in assessing certain potential indicators of impairment, mainly due to significant volatility in the market conditions.

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

Athens, Greece

March 15, 2024

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars, except share and per share)

	Notes	2023	2022	2021
REVENUE:
Voyage revenues	2.4, 2.20	30,840	61,390	43,211
Management & consulting fee income	4	365	365	170
Total Revenues		31,205	61,755	43,381

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	12	(3,936)	(5,373)	(1,128)
Vessel operating expenses	12	(16,090)	(18,012)	(13,808)
Depreciation	5	(4,725)	(5,600)	(3,910)
Depreciation of dry-docking costs	5	(4,185)	(4,646)	(2,751)
Administrative expenses	13	(3,541)	(2,876)	(2,610)
Administrative expenses payable to related parties	4	(713)	(1,412)	(1,361)
Share-based payments		—	—	(40)
Reversal of impairment	5	4,400	—	—
Gain from sale of vessel		3,876	—	—
Other (expenses)/income, net		(14)	(204)	171
Operating income		6,277	23,632	17,944

Interest income		2,634	375	8
Interest expense and finance costs	14	(4,354)	(2,320)	(3,262)
Gain from the modification of the Loan	11	417	—	—
Gain on derivative financial instruments		388	2,520	181
Foreign exchange gains/(losses), net		(90)	73	79
		(1,005)	648	(2,994)

TOTAL INCOME FOR THE YEAR		5,272	24,280	14,950
Other Comprehensive Income		—	—	—
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		5,272	24,280	14,950

Earnings per share (U.S.$):
- Basic and Diluted earnings per share for the year	10	0.26	1.18	1.01

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents GLOBUS MARITIME LIMITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION As at December 31, 2023 and 2022 (Expressed in thousands of U.S. Dollars)

ASSETS	Notes	2023	2022

NON-CURRENT ASSETS
Vessels, net	5	100,557	129,461
Advances for vessel purchase	5	47,246	28,172
Office furniture and equipment		85	90
Right of use asset	2, 4	182	493
Restricted cash	3	3,530	3,590
Fair value of derivative financial instruments	19	495	1,315
Other non-current assets		10	10
Total non-current assets		152,105	163,131
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	19	808	1,092
Trade accounts receivable, net	2.7	1,151	109
Inventories	6	1,256	3,028
Prepayments and other assets		1,789	2,887
Restricted cash	3	90	2,378
Cash and cash equivalents	3	74,202	52,833
Total current assets		79,296	62,327
TOTAL ASSETS		231,401	225,458

EQUITY AND LIABILITIES

EQUITY
Issued share capital	9	82	82
Share premium	9	284,406	284,406
Accumulated deficit		(108,518)	(113,790)
Total equity		175,970	170,698
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	11	45,759	37,522
Provision for staff retirement indemnities		171	148
Lease liabilities	2, 16	—	188
Total non-current liabilities		45,930	37,858
CURRENT LIABILITIES
Current portion of long-term borrowings	11	6,500	6,803
Trade accounts payable and other	4, 7	362	3,548
Accrued liabilities and other payables	8	1,763	5,814
Current portion of lease liabilities	2, 16	188	321
Deferred revenue	2.4	688	416
Total current liabilities		9,501	16,902
TOTAL LIABILITIES		55,431	54,760
TOTAL EQUITY AND LIABILITIES		231,401	225,458

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2023, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

	Issued Share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2021	12	195,102	(153,020)	42,094
Income for the year	—	—	14,950	14,950
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	14,950	14,950
Share-based payments	—	40	—	40
Issuance of new common shares (Note 9)	60	89,520	—	89,580
Issuance of new common shares due to exercise of Warrants (Note 9)	10	15	—	25
Issuance of Class B preferred shares (Note 4)	—	130	—	130
Transaction costs on issue of new common shares (Note 9)	—	(401)	—	(401)
As at December 31, 2021	82	284,406	(138,070)	146,418
Income for the year	—	—	24,280	24,280
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	24,280	24,280
As at December 31, 2022	82	284,406	(113,790)	170,698
Income for the year	—	—	5,272	5,272
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	5,272	5,272
As at December 31, 2023	82	284,406	(108,518)	175,970

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents GLOBUS MARITIME LIMITED CONSOLIDATED STATEMENT OF CASH FLOWS For the years ended December 31, 2023, 2022 and 2021 (Expressed in thousands of U.S. Dollars)

	Notes	2023	2022	2021
Operating activities
Income for the year		5,272	24,280	14,950
Adjustments for:
Depreciation	5	4,725	5,600	3,910
Depreciation of deferred dry-docking costs	5	4,185	4,646	2,751
Payment of deferred dry-docking costs		(10,433)	(2,995)	(3,664)
Provision for staff retirement indemnities		23	35	83
Reversal of impairment	5	(4,400)	—	—
Gain on derivative financial instruments		(388)	(2,520)	(181)
Gain on sale of vessel		(3,876)	—	—
Interest expense and finance costs	14	4,354	2,320	3,262
Gain from the modification of the Loan		(417)	—	—
Interest income		(2,634)	(375)	(8)
Foreign exchange (gains)/losses, net		64	(26)	(87)
Share based payment		—	—	40
(Increase)/decrease in:
Trade accounts receivable		(1,042)	894	(850)
Inventories		1,772	(2,176)	396
Prepayments and other assets		1,098	(1,663)	(197)
Increase/(decrease) in:
Trade accounts payable		(3,385)	2,721	(1,917)
Accrued liabilities and other payables		355	(2,207)	503
Deferred revenue		272	(1,628)	1,759
Net cash generated from / (used in) operating activities		(4,455)	26,906	20,750
Cash flows from investing activities:
Vessel acquisition	5	—	—	(71,600)
Net Proceeds from sale of vessel		35,097	—	—
Advances for vessel acquisition		(19,074)	(28,172)	—
Vessels’ improvements	5	(161)	(1,178)	(332)
Purchases of office furniture and equipment		(37)	(33)	(36)
Interest received		2,634	375	8
Net cash generated from / (used in) investing activities		18,459	(29,008)	(71,960)
Cash flows from financing activities:
Proceeds from loans	11	25,000	18,000	34,250
Repayment of long-term debt	11	(6,250)	(5,375)	(3,993)
Prepayment of long-term debt	11	(10,505)	—	(35,507)
Proceeds from issuance of share capital	9	—	—	89,580
Proceeds from exercise of Warrants		—	—	25
Transaction costs on issuance of new common shares	9	—	—	(401)
(Increase)/decrease in restricted cash	3	2,348	(744)	(3,158)
Payment of financing costs		(406)	(259)	(545)
Payment of lease liability - principal		(321)	(286)	(241)
Interest paid		(2,501)	(1,614)	(2,624)
Net cash generated from financing activities		7,365	9,722	77,386
Net increase in cash and cash equivalents		21,369	7,620	26,176
Cash and cash equivalents at the beginning of the year	3	52,833	45,213	19,037
Cash and cash equivalents at the end of the year	3	74,202	52,833	45,213

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.             Basis of presentation and general information

The accompanying consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its common shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus’ shares were delisted from AIM.

The registered address of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at December 31, 2023:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	—	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	—	Hull No: S-1885*
Daxos Maritime Limited	Marshall Islands	—	Hull No: NE-442*
Olympia Shipholding S.A.	Marshall Islands	—	Hull No: S-K192*
Paralus Shipholding S.A.	Marshall Islands	—	Hull No: NE-443*
Thalia Shipholding S.A.	Marshall Islands	—	Hull No: S-3012*
Longevity Maritime Limited	Malta	September 15, 2011	**
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	***
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	****

    * New building vessels

   ** m/v Sun Globe was sold and delivered to her new owners on June 5, 2023 (Note 5)

   *** m/v Sky Globe was sold and delivered to her new owners on September 7, 2023 (Note 5)

   **** m/v Star Globe was sold and delivered to her new owners on September 13, 2023 (Note 5)

The consolidated financial statements as at December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023, were approved for issuance by the Board of Directors on March 14, 2024.

2.            Basis of Preparation and Accounting Policies

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

As at December 31, 2023, the Company reported a total comprehensive income for the year of $5,272, Cash and cash equivalents of $74,202, a working capital surplus of $69,795 and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no effect on the Company’s operations. Furthermore, the intensity and duration of the recently declared war between Israel and Hamas is difficult to predict and its impact on the world economy and drybulk industry is uncertain. While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect the Company’s business, financial conditions, operating results, and cash flows.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Accounting Policies (continued)

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

2.2           Standards amendments and interpretations:

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as at January 1, 2023:

•	IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted. The amendments provide guidance on the application of materiality judgements to accounting policy disclosures. In particular, the amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Also, guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgements about accounting policy disclosures. The Company revisited and updated its accounting policies to apply the requirements of the amendments to IAS 1. The amendments had no material impact on the financial statements of the Company.

•	IFRS 17 insurance contracts,
•	IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (Amendments),
•	IAS 12 Income taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments),
•	IAS 12 Income taxes: International Tax Reform - Pillar Two Model Rules (Amendments)

These newly adopted IFRS and amendments to IFRS did not have a material impact on the Company’s accounting policies.

Standards issued but not yet effective and not early adopted:

•	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

 The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments Disclosure - Supplier Finance Arrangements (Amendments).

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments).

The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.

•	IFRS 16 Leases: Lease Liability in a Sale and Leaseback (amendments).

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

The Company plans to adopt these standards on their respective effective dates.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.             Basis of Preparation and Accounting Policies (continued)

2.3         Accounting policies, judgments, estimates and assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognized during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgments: In the process of applying the Company’s accounting policies, management has made the following judgments that had a significant effect on the amounts recognized in the consolidated financial statements.

Impairment and Reversal of previously recognized impairment: The Company applies judgment in assessing at each reporting date whether indicators of impairment or reversal of previously recognized impairment loss exist for any vessels. If indicators of possible impairment or reversal of impairment are identified, the Company estimates the recoverable amount of such vessel.

The Company considers the following indicators of impairment/reversal of impairment:

➢   Observable significant decrease / increase in vessel’s market value;

➢   Significant adverse / favorable changes in the technological, economic or legal environment incurred or are expected to be incurred and negatively / positively affect vessel’s value or decrease / increase its revenue generating ability; and

➢   Market interest rates of return on investments have increased / decreased during the period, which will result in increase /decrease of the discount rate.

To evaluate the presence of impairment/reversal of impairment indicators the Company assessed current market conditions as derived from historical information including analysis over vessel market charter rates and market prices, recent vessels sales and purchase activity, independent brokers valuations reports and also assesses forward looking industry information regarding vessels market values as well as various qualitative factors. Based on such assessment performed as of December 31, 2023 and 2022, the Company concluded that no indicators for impairment were present as of December 31, 2023 and 2022 and no impairment was recorded for the years ended December 31, 2023 and 2022. Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400, during the first quarter of 2023. No reversal of previously recognized impairment losses was recorded for the year ended December 31, 2022 (Note 5).

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

➢ Impairment of Vessels and Reversal of previously recognized impairment losses: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2023 and 2022. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows. See notes 2.12 and 5. The Company assesses also at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased.

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

 2.7       Trade accounts receivable, net: The amount shown as trade accounts receivable at each financial position date includes estimated recoveries from charterers for hire, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for expected credit losses. The provision for expected credit losses at December 31, 2023 and 2022 was nil.

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

2.11       Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively. During the fourth quarter of 2021, the Company adjusted the scrap rate from $300/ton (absolute amount) to $380/ton (absolute amount) due to the increased scrap rates worldwide. This resulted to a decrease of $145 to the depreciation charge included in the consolidated statement of comprehensive income for 2021. During the fourth quarter of 2022, the Company adjusted the scrap rate from $380/ton (absolute amount) to $440/ton (absolute amount) due to the increased scrap rates worldwide. This resulted to a lower amount of $118 to the depreciation charge included in the consolidated statement of comprehensive income for 2022. During the fourth quarter of 2023, the Company adjusted the scrap rate from $440/ton to $480/ton, due to the increased scrap rates worldwide. This resulted in a decrease of approximately $62 to the depreciation charge included in the consolidated statement of comprehensive income for 2023.

2.12       Impairment of Long-Lived Assets and Reversal of previously recognized impairment losses: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The Company has considered various indicators, including but not limited to the current level of market hire rates, the market price of its vessels, the economic outlook, technological, regulatory and environmental developments. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income. The Company assesses also at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life (refer to note 5).

 2.13       Long-term debt: Long-term debt is initially recognized at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognized in the income statement component of the consolidated statement of comprehensive income when the liabilities are derecognized or impaired, as well as through the amortization process. Accrued interest at the end of the reporting period is added at the current portion of long-term debt.

2.14       Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made. For the year ended December 31, 2023, the Company deferred financing costs of $406, which relate to the costs incurred for the top up loan amount of $25,000 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) (“First-Citizens Bank”) (This loan facility is referred to as the “CIT Loan Facility”, see Note 11 for more details). For the year ended December 31, 2022, the Company deferred financing costs of $259, which relate to the costs incurred for the top up loan amount of $18,000 under the CIT Loan Facility (see Note 11 for more details). For the year ended December 31, 2021, the Company deferred financing costs of $545, which relate to the costs incurred for CIT Loan Facility (see Note 11 for more details).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Accounting Policies (continued)

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

2.18        Offsetting of financial assets and liabilities: Financial assets and liabilities are offset and the net amount is presented in the consolidated financial position only when the Company has a legally enforceable right to set off the recognized amounts and intend either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

2.19        Financial assets and liabilities:

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

2.20        Leases:

Leases – where the Company is the lessee: The Company applies a single recognition and measurement approach for all leases, except for short term leases and leases of low value assets. The Company recognizes lease liabilities to make payments and right of use assets representing the right of use of the underlying asset. The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred and lease payments made at or before the commencement date. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term or a change in the lease payments.

Leases – where an entity is the lessor: Leases of vessels where the entity does not transfer substantially all the risks and benefits of ownership of the vessel are classified as operating leases. Lease income on operating leases is recognized on a straight-line basis over the lease term (see also Note 2.4).

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated as two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel.

The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which includes crew expenses, maintenance and consumable costs and was approximately $16,473 for the year ended December 31, 2023. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was approximately $14,367 for the year ended December 31, 2023.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.           Basis of Preparation and Significant Accounting Policies (continued)

2.21        Share capital and Warrants: Common shares and preferred shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognized in equity as a deduction from the proceeds. The Company’s warrants meet the classification criteria as per IAS 32 and, accordingly, are classified in equity.

2.22       Fair value measurement: The Company measures financial instruments, such as derivatives at fair value at each reporting date. In addition, fair values of financial instruments measured at amortized cost are disclosed in note 21. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, a) in the principal market for the asset or the liability or b) in the absence of a principal market, in the most advantageous market for the asset or liability both being accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that the market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest. A fair value measurement of a non-financial asset takes into account the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization at the end of each reporting period.

2.23      Current versus non-current classification: The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification.

An asset as current when it is:

•	expected to be realized or intended to be sold or consumed in a normal operating cycle;
•	held primarily for the purpose of trading;
•	expected to be realized within twelve months after the reporting period; or
•	cash or cash equivalent

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in a normal operating cycle;
•	it is held primarily for the purpose of trading;
•	it is due to be settled within twelve months after the reporting period;
•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Significant Accounting Policies (continued)

2.24       Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

2.25       Interest Rate Swap: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow (see also note 19). The Company has not designated these interest rate swaps for hedge accounting.

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

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain on derivative financial instruments” in the consolidated statement of comprehensive income. Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain on derivative financial instruments” in the consolidated statement of comprehensive income.

2.26       Management & consulting fee income: The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the consolidated statement of comprehensive income under management & consulting fee income.

3.         Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2023	2022
Cash on hand	11	36
Cash at banks	74,191	52,797
Total	74,202	52,833

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2023 and 2022, was $74,202 and $52,833, respectively.

As at December 31, 2023 and 2022, the Company had pledged an amount of $3,620 and $5,968, respectively, in order to fulfill collateral requirements. The fair value of the restricted cash as at December 31, 2023 was $3,620, $3,530 included in non-current assets and $90 included in current assets as at December 31, 2023. The fair value of the restricted cash as at December 31, 2022 was $5,968, $3,590 included in non-current assets and $2,378 included in current assets as at December 31, 2022. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4          Transactions with Related Parties

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2023, 2022 and 2021:

In August 2006, Globus entered into a rental agreement for 350 square meters of office space for its operations within a building owned by Cyberonica S.A. (an affiliate of Globus’s chairman). In 2016 the Company renewed the rental agreement at a monthly rate of Euro 10,360 (absolute amount) ($11.9) with a lease period ending January 2, 2025. On August 5, 2021, the Company entered into a new rental agreement for 902 square meters of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of Globus’s chairman) at a monthly rate of Euro 26,000 (absolute amount) with a lease period ending August 4, 2024. The previous rental agreement was terminated. In June 2022, the Company entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the same rate of Euro 26,000 (absolute amount) and with the same lease period ending of August 4, 2024. The previous rental agreement with Cyberonica was terminated resulting in a gain of $40 classified in the income statement component of the consolidated statement of comprehensive income under interest and finance costs. The Company does not presently own any real estate. During the years ended December 31, 2023, 2022 and 2021, the rent charged amounted to $349, $341 and $242, respectively.

The depreciation charge for right-of-use assets for the years ended December 31, 2023, 2022 and 2021, was $311, $327 and $206, respectively, and was recognized in the income statement component of the consolidated statement of comprehensive income under depreciation. The interest expense on lease liabilities for the years ended December 31, 2023, 2022 and 2021, was $28, $54 and $52, respectively, and recognized under interest expense and finance costs in the income statement component of the consolidated statement of comprehensive income. The total cash outflows for leases for the years ended December 31, 2023, 2022 and 2021, were approximately $339, $341 and $314, respectively, and were recognized in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

As at December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company (Goldenmare Limited) of its CEO and CFO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO and CFO at an annual fee of Euro 200,000 (absolute amount). On December 3, 2020, the Company agreed to increase the consultancy fees of Goldenmare Limited, from Euro 200,000 to Euro 400,000 (absolute amount) per annum and additionally pay a one-time cash bonus of $1,500 to the CEO pursuant to his consultancy agreement, which has been paid. Specifically, in February 2021, the Company paid to the CEO of Goldenmare Limited (Mr. Athanasios Feidakis) the amount of $1,000 and in September 2021 the remaining amount of $500. In addition, in December 2021, the Company agreed to pay a one-time cash bonus of $1,500 to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, if at the time of the payment Mr. Athanasios Feidakis remains CEO and the consultant has not terminated its consultancy agreement, which has been paid as of December 31, 2023. The related expense for the years ended December 31, 2023, 2022 and 2021, amounted to $432, $1,172 and $1,216, respectively.

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

As at December 31, 2023, and 2022, Goldenmare Limited owned 10,300 of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

As at December 31, 2023, 2022 and 2021, Mr. George Feidakis beneficially owned 24.9%, 3.7% and 3.7%, respectively, of Globus’ common shares. Mr. George Feidakis (father of Mr. Athanasios Feidakis) is also the chairman of the Board of Directors of Globus.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.         Transactions with Related Parties (continued)

On February 14, 2022 the Company changed the compensation of the non-executive directors. In the aggregate, the annual service fee for each of the directors (based on their current roles and committee seats) has been set at $80, payable in cash, based on the annual service fees, committee fees, and other similar fees.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analyzed as follows:

	For the year ended December 31,
	2023	2022	2021
Directors’ remuneration	240	240	145
Share-based payments	—	—	40
Total	240	240	185

As at December 31, 2023, and 2022, $60 of the compensation to non-executive directors was remaining due and unpaid, for both December 31, 2023 and 2022. Amounts payable to non-executive directors are classified as trade accounts payable and other in the consolidated statements of financial position.

Compensation to the Company’s executive director is analyzed as follows:

	For the year ended December 31,
	2023	2022	2021
Short-term employee benefits	432	1,172	1,216
Total	432	1,172	1,216

As at December 31, 2023, and 2022, $77 and $2,088 of the compensation to the executive director was remaining due and unpaid, respectively.

5.         Vessels, net

The amounts in the consolidated statement of financial position are analyzed as follows:

	Vessels cost	Vessels accumulated depreciation	Dry docking costs	Accumulated depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2021	162,992	(104,111)	11,883	(8,414)	62,350
Additions/ Dry Docking Component	70,746	—	4,044	—	74,790
Depreciation expense	—	(3,665)	—	(2,751)	(6,416)
Balance at December 31, 2021	233,738	(107,776)	15,927	(11,165)	130,724
Additions/ Dry Docking Component	1,178	—	7,438	—	8,616
Depreciation expense	—	(5,233)	—	(4,646)	(9,879)
Balance at December 31, 2022	234,916	(113,009)	23,365	(15,811)	129,461
Additions/ Dry Docking Component	161	—	6,324	—	6,485
Reversal of Impairment	4,400	—	—	—	4,400
Depreciation expense	—	(4,372)	—	(4,185)	(8,557)
Sale of vessel	(58,219)	31,149	(13,444)	9,282	(31,232)
Balance at December 31, 2023	181,258	(86,232)	16,245	(10,714)	100,557

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.        Vessels, net (continued)

For the purpose of the consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2023	2022	2021
Vessels’ depreciation	4,372	5,233	3,665
Depreciation on office furniture and equipment	42	40	39
Depreciation of right of use asset (Note 16)	311	327	206
Total	4,725	5,600	3,910

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

On March 19, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Yangze 11”, a 2018-built Kamsarmax dry bulk carrier, for a purchase price of $27.0 million (absolute amount), the vessel cost amounted to $26.4 million (absolute amount), and the initial dry-docking component amounted to $0.6 million (absolute amount). The m/v “Yangze 11” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt. On June 9, 2021, the Company took delivery of the m/v “Yangze 11” that was renamed to “Diamond Globe”.

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

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognised in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, which amounted to $13,617, and the Company recorded reversal of impairment amounting $4,400, during the first quarter of 2023. The vessel was delivered to its new owners on June 5, 2023 and the Company recorded a gain of $71 which is included in the consolidated statement of comprehensive income.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. The Company recognized a gain of approximately $2.2 million (absolute amount) as a result of the sale, which is included in the income statement component of the consolidated statement of comprehensive income.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. The Company recognized a gain of approximately $1.6 million (absolute amount) as a result of the sale, which is included in the income statement component of the consolidated statement of comprehensive income.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.         Vessels, net (continued)

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first instalment of $7.5 million (absolute amount) for both vessels under construction.

As at December 31, 2023 the Company’s vessels have been pledged as collateral to secure the bank loans discussed in note 11.

During the year ended December 31, 2022 the Company installed ballast water treatment system (“BWTS”) on five of its vessels amounting to an addition of approximately $1.1 million (absolute amount).

As at December 31, 2023, 2022 and 2021, the Company performed an assessment on whether there were indicators that the vessels may be impaired and no impairment indicators or indicators that previously recorded impairment needs to be reversed were identified for the Company’s vessels.

6.          Inventories

Inventories in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2023	2022
Lubricants	533	1,062
Gas cylinders	59	133
Bunkers	664	1,833
Total	1,256	3,028

7.         Trade accounts payable

Trade accounts payable in the consolidated statement of financial position as at December 31, 2023 and 2022, amounted to $362 and $3,548, respectively. Trade accounts payable are non-interest bearing.

8.         Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2023	2022
Accrued audit fees	122	77
Other accruals	1,393	5,552
Insurance deductibles	131	104
Other payables	117	81
Total	1,763	5,814

Other payables are non-interest bearing.

9.      Share Capital and Share Premium

The authorized share capital of Globus consisted of the following:

	December 31,
	2023	2022	2021
Authorized share capital:
500,000,000 Common shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B Common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorized share capital	2,200	2,200	2,200

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.         Share Capital and Share Premium (continued)

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2021	3,040,123	12
Issued during the year for share-based compensation (note 12)	12,178	—
Issuance of new common stocks	14,905,000	60
Issuance of common stock due to exercise of pre-funded warrants	2,625,000	10
As at December 31, 2021	20,582,301	82
Issued during the year	—	—
As at December 31, 2022	20,582,301	82
Issued during the year	—	—
As at December 31, 2023	20,582,301	82

During the year ended December 31, 2021, Globus issued 12,178 common shares (par value $0.004 per share) as share-based payments. For the years ended December 31, 2023 and 2022 Globus has not issued any common shares as share-based payment.

As at December 31, 2023, 2022 and 2021, no Class B common shares or Series A preferred shares (par value $0.001 per share) were outstanding.

On August 3, 2023, the Company entered into a Shareholders Rights Agreement between the Company and Computershare Trust Company, N.A., as rights agent, and the Company’s board of directors authorized and declared a dividend distribution of one right for each outstanding common share to shareholders of record as of the close of business on August 21, 2023. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Stock at an exercise price of $5.00 (absolute amount) per one one-thousandth of a preferred share, subject to adjustment.

The board of directors has adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon, subject to limited exceptions, any person or group that acquires 15% or more of the outstanding common shares without the approval of the board of directors. If a shareholder’s beneficial ownership of the Company’s common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage. The Rights Agreement should not interfere with any merger or other business combination approved by the board of directors.

For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of the outstanding common shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations. In addition, Georgios Feidakis, Athanasios Feidakis, Konstantina Feidakis, Angelina Feidakis, Firment Shipping Inc. and Goldenmare Limited, or any of their respective affiliates are excluded from the definition of “Acquiring Person” (as defined in the Rights Agreement) and therefore may obtain beneficial ownership of 15% or more of the outstanding common shares without causing the Rights to be exercisable.

Under the Rights Agreement’s terms, it will expire on February 3, 2025.

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

On June 22, 2020, the Company issued 342,857 of its common shares, par value $0.004 per share, in an underwritten public offering at a price of $35 (absolute amount) per unit. Each unit consisted of one common share and one Class A warrant to purchase one common share and immediately separated upon issuance. In addition, the Company granted to the underwriter a 45-day option to purchase up to an additional 51,429 common shares, par value $0.004 per share, (or pre-funded warrants in lieu thereof) and Class A warrants to purchase up to 51,429 common shares, at the public offering price less discounts and commissions. The underwriter exercised its option and purchased 51,393 common shares, par value $0.004 per share and Class A warrants to purchase 51,393 common shares. Each Class A warrant is immediately exercisable for one common share at an exercise price of $35 (absolute amount) per common share and expires five years from issuance. Total proceeds amounted to $12,695 before issuance expenses.

The Class A Warrants are exercisable for a period of five years commencing on the date of issuance. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. Globus may be required to pay certain amounts as liquidated damages as specified in the warrants in the event Globus does not deliver common shares upon exercise of the warrants within the time periods specified in the warrants.

As at December 31, 2023 and 2022, the Company had issued 5,550 common shares, par value $0.004 per share, pursuant to exercise of outstanding Class A Warrants, resulting to cash proceeds of $194, and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares, par value $0.004 per share.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.         Share Capital and Share Premium (continued)

During June and July 2020, in two concurrent private placements with two registered direct offerings the Company issued 1,291,833 common shares and warrants (“PP Warrants”) to purchase 1,291,833 common shares. The exercise price of each PP Warrant was $18 (absolute amount) per common share. The exercise price of each PP Warrant issued in June 2020 was initially $30 (absolute amount) per common share but in July 2020 was reduced to $18 (absolute amount) per common share.

The PP Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the common shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2023 and 2022, no PP Warrants had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

On December 10, 2020, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue in a registered direct offering to issue among other things (a) 1,256,765 of its common shares, par value $0.004 per share, and (b) warrants (“December 2020 Warrants”) to purchase 1,270,587 common shares with an exercise price of $8.50 (absolute amount) per common share. The exercise price was reduced to $6.25 (absolute amount) per share on January 29, 2021.

The December 2020 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the common shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2023 and 2022, no December 2020 Warrants had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

On January 29, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue among other things (a) 2,155,000 common shares, par value $0.004 per share, and (b) warrants (the “January 2021 Warrants”) to purchase 1,950,000 common shares, par value $0.004 per share, at an exercise price of $6.25 (absolute amount) per common share.

The January 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the common shares in a timely fashion, the warrant contains certain liquidated damages provisions.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.      Share Capital and Share Premium (continued)

As at December 31, 2023 and 2022, no January 2021 Warrants had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

On February 17, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue among other things (a) 3,850,000 common shares par value $0.004 per share, and (b) warrants (the “February 2021 Warrants”) to purchase 4,800,000 common shares, par value $0.004 per share, at an exercise price of $6.25 (absolute amount) per common share. Total proceeds, net of commission retained by the placement agent, amounted to $27,891, before issuance expenses of $152.

The February 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the common shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2023 and 2022, no February 2021 Warrants had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

On June 29, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 8,900,000 common shares par value $0.004 per share, and (b) warrants (the “June 2021 Warrants”) to purchase 10,000,000 common shares, par value $0.004 per share, at an exercise price of $5.00 per share. Total proceeds, net of commission retained by the placement agent, amounted to $46,581, before issuance expenses of approximately $129.

The June 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the common shares in a timely fashion, the warrant contains certain liquidated damages provisions.

As at December 31, 2023 and 2022, no June 2021 Warrants had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

Total transaction costs for the issuance of common shares in relation to the offerings in 2021 amounted to $401.

The Company’s warrants were classified as equity in accordance with the provisions of IAS 32 meet the classification criteria as per IAS 32 and, accordingly, are classified in equity.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments. Accordingly, at December 31, 2023, 2022 and 2021, Globus share premium amounted to $284,406.

10.       Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net income for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings per share is calculated by dividing the net income attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

As for the years ended December 31, 2023, 2022 and 2021, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 9). As the warrants were out-of-the money during the periods ended December 31, 2023, 2022 and 2021, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

The following reflects the net income per common share:

	For the year ended December 31,
	2023	2022	2021
Income attributable to common equity holders	5,272	24,280	14,950
Weighted average number of shares – basic and diluted	20,582,301	20,582,301	14,809,536
Earnings per common share – basic and diluted	0.26	1.18	1.01

11.        Long-Term Debt, net

 Long-term debt in the consolidated statement of financial position is analysed as follows:

Borrower	Principal	Deferred finance costs	Modification of Loan	Accrued Interest	Amortized cost
Devocean Maritime LTD., Artful Shipholding S.A., Serena Maritime Limited, Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited.	52,620	(624)	(358)	621	52,259

Total at December 31, 2023	52,620	(624)	(358)	621	52,259
Less: Current Portion	(6,258)	227	152	(621)	(6,500)
Long-Term Portion	46,362	(397)	(206)	—	45,759

Total at December 31, 2022	44,375	(541)	—	491	44,325
Less: Current Portion	(6,500)	188	—	(491)	(6,803)
Long-Term Portion	37,875	(353)	—	—	37,522

In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 (the “CIT Loan Facility”) with First-Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The CIT Loan Facility is guaranteed by Globus. The CIT Loan Facility originally bore interest at LIBOR plus a margin of 3.75% (or 5.75% default interest) per annum.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net (continued)

The CIT Loan Facility originally consisted of six tranches, payable in 20 consecutive quarterly instalments with each instalment in an aggregate amount of $1.25 million (absolute amount) as well as a balloon payment in an aggregate amount of $9.25 million (absolute amount) due together with the 20th and final instalment in May 2026. On May 10, 2021, the Company fully drew $34,250 under the CIT Loan Facility, paid $545 of borrowing costs incurred for the CIT Loan Facility, which were deferred over the duration of the loan facility, and fully prepaid the balance of its previous EnTrust loan facility. The Company also entered into a swap agreement with respect to LIBOR. The Company paid First-Citizens Bank an upfront fee in the amount of 1.25% of the total commitment of the loan.

In August 2022, the Company entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First-Citizens Bank, whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million (absolute amount), by a top up loan amount of $18 million (absolute amount) for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. On August 10, 2022, the Company fully drew the $18 million (absolute amount) top up loan amount under the CIT Loan Facility and paid approximately $259 of borrowing costs incurred, which were deferred over the duration of the loan facility.

As noted above, following the agreement reached in August 2022 the benchmark rate of the CIT Loan Facility was amended from LIBOR to Term SOFR and the applicable margin was decreased from 3.75% to 3.35% (or 5.25% default interest) per annum. This amendment to the loan agreement falls within the scope of Interest Rate  Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Amendments”), which have been published by IASB in August 2020 and adopted by the Company as of January 1, 2021. In particular, the Company applied the practical expedient available under the Amendments and adjusted the effective interest rate when accounting for changes in the basis for determining the contractual cash flows under CIT Loan Facility. No adjustment to the carrying amount of the loan was necessary. The Company has also amended its interest rate swap agreement with First Citizens Bank and replaced the respective benchmark rate from LIBOR to Term SOFR in order to depict the change of base rate of the CIT Loan Facility. As a result of this amendment, and the revaluation of the interest rate swap, the Company recognized a realized gain of $163, which is included under Gain/(Loss) on derivative financial instruments, net in the income statement component of the consolidated statement of comprehensive income for the year ended December 31, 2022.

In August 2023, the Company entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First-Citizens Bank, whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $77.25 million (absolute amount), by a top up loan amount of $25 million (absolute amount) for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes. The CIT loan facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. The Company considered that the August 2023 amendments to the CIT Loan Facility did not substantially modify CIT Loan Facility’s terms and the Company recognised a gain on modification amounted to $417 that had adjusted the carrying value of the loan and classified under Gain from the modification of the Loan in the consolidated statement of comprehensive income. On August 10, 2023, the Company fully drew the top up amount of $25 million (absolute amount).

On May 10, 2023 the Company prepaid the total remaining amount of $3,674 of the loan of Longevity Maritime Limited (the owning company of the vessel Sun Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on June 5, 2023 (see Note 5).

On August 29, 2023 the Company prepaid the total remaining amount of $3,276 of the loan of Domina Maritime Ltd (the owning company of the vessel Sky Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 7, 2023 (see Note 5).

On September 7, 2023 the Company prepaid the total remaining amount of $3,555 of the loan of Dulac Maritime S.A. (the owning company of the vessel Star Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 13, 2023 (see Note 5).

Following the conclusion of the second amendment and restatement of the CIT Loan Facility and the sales of the vessels Sun Globe, Sky Globe and Star Globe, described above, the vessels securing the CIT Loan Facility are the Diamond Globe, Power Globe, Orion Globe, River Globe, Moon Globe, and Galaxy Globe. The remaining borrowers under the CIT Loan Facility are Devocean Maritime Ltd., Artful Shipholding S.A., Serena Maritime Limited, Salaminia Maritime Limited, Argo Maritime Limited and Talisman Maritime Limited and the CIT Loan Facility remains guaranteed by Globus Maritime Limited.

The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. It consists of six tranches, which shall be repaid in consecutive quarterly installments with the final installment due on the first four tranches in May 2026 and on the final two tranches in August 2027.

The CIT Loan Facility may be prepaid prior to maturity. If the prepayment of the tranche financing Orion Globe occurs on or before August 10, 2024, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. If the prepayment of the tranche financing either Diamond Globe or Power Globe occurs on or before August 2024, the prepayment fee is 2% of the amount prepaid and thereafter until August 2025, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. The Company cannot reborrow any amount of the CIT Loan Facility that is prepaid or repaid.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.        Long-Term Debt, net (continued)

The CIT Loan Facility is secured by:

• First preferred mortgage over m/v River Globe, m/v Moon Globe, m/v Galaxy Globe, m/v Orion Globe, m/v Power Globe and m/v Diamond Globe.

• pledges over the shares of each borrower; and

• pledges of bank accounts, a pledge of each borrower’s rights under any swap agreement in respect of the CIT Loan Facility, a general assignment over each ship's earnings, insurances and any requisition compensation in relation to that ship, and an assignment of the rights of Globus with respect to any indebtedness owed to it by the borrowers.

The Company is not permitted, without the written consent of First-Citizens Bank, to enter into a charter the duration of which exceeds or is capable of exceeding, by virtue of any optional extensions, 12 months.

The CIT Loan Facility contains various covenants requiring the borrowers and/or Globus to, among other things, ensure that:

 • the borrowers maintain a minimum cash reserve at all times of not less than $500 for each mortgaged ship;

   • a minimum loan (including any exposure under a related swap agreement) to value ratio of 70% is maintained until    May 2024, and  thereafter 65%;

 • each borrower maintains in its earnings account minimum liquidity of $150 in respect of each ship then subject to a mortgage;

 • Globus maintains cash in an amount of not less than $150 for each ship that it owns that is not subject to a mortgage as part of the CIT Loan Facility;

 • Globus maintains a maximum leverage ratio of 0.75:1.00; and

 • if Globus pays a dividend, subject to certain exceptions, then the debt service coverage ratio (i.e., aggregate EBITDA of Globus for any period to the debt service for such period) after such dividend and for the remaining tenure of the CIT Loan Facility shall be at least 1.15:1.00.

Each borrower must create a reserve fund in the reserve account to meet the anticipated dry docking and special survey fees and expenses for the relevant ship owned by it and (for certain ships) the installation of ballast water treatment system on the ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, such that $1,200 is set aside by each borrower for its ship’s special survey, except for Serena Maritime Limited and Salaminia Maritime Limited, each of which are required to set aside quarterly payments that aggregate to $900,Argo Maritime Limited, which is required to set aside quarterly payments that aggregate to $675, and Talisman Limited, which is required to set aside quarterly payments that aggregate to $315.

Globus is prohibited from making dividends (other than up to $1,000 annually on or in respect of its preferred shares) in cash or redeem or repurchase its common shares unless there is no event of default under the CIT Loan Facility, the net loan (including any exposure under a related hedging agreement) to value ratio is less than 60% before the making of the dividend and Globus is in compliance with the debt service coverage ratio, and Globus must prepay the CIT Loan Facility in an equal amount of the dividend.

The CIT Loan Facility also prohibits certain changes of control, including, among other things, the delisting of Globus from the Nasdaq or another internationally recognized stock exchange, or the acquisition by any person or group of persons (acting in concert) of a majority of the shareholder voting rights or the ability to appoint a majority of board members or to give directions with respect to the operating and financial policies of Globus with which the directors are obliged to comply, other than those persons disclosed to First-Citizens Bank on or around the date of the CIT Loan Facility and their affiliates and immediate family members.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net (continued)

The Company was in compliance with the covenants of the CIT Loan Facility as at December 31, 2023 and 2022.

The contractual annual loan principal payments to be made subsequent to December 31, 2023, were as follows:

December 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2024	6,258
2025	6,258
2026	21,604
2027	18,500
Total	52,620

The contractual annual loan principal payments to be made subsequent to December 31, 2022, were as follows:

December 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2023	6,500
2024	6,500
2025	6,500
2026	24,875
Total	44,375

The weighted average interest rate for the years ended December 31, 2023 and 2022, was 8.19% and 5.58%, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12.       Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statements of comprehensive income consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2023	2022	2021
Commissions	397	924	626
Bunkers expenses	3,083	3,876	—
Other voyage expenses	456	573	502
Total	3,936	5,373	1,128

Vessel operating expenses consisted of:

	For the year ended December 31,
	2023	2022	2021
Crew wages and related costs	8,259	8,952	7,570
Insurance	1,176	1,349	1,067
Spares, repairs and maintenance	2,981	3,935	2,414
Lubricants	912	924	555
Stores	2,325	2,340	1,712
Other	437	512	490
Total	16,090	18,012	13,808

13.       Administrative Expenses

The amount shown in the consolidated statements of comprehensive income is analyzed as follows:

	For the year ended December 31,
	2023	2022	2021
Personnel expenses	1,971	1,454	1,455
Audit fees	227	204	215
Consulting fees	275	271	329
Communication	21	16	16
Stationery	3	3	6
Greek tax authorities (note 17)	236	292	185
Other	808	636	404
Total	3,541	2,876	2,610

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

14.       Interest Expense and Finance Costs

The amounts in the consolidated statements of comprehensive income are analyzed as follows:

	For the year ended December 31,
	2023	2022	2021
Interest payable on long-term borrowings	3,847	2,047	1,958
Bank charges	67	60	59
Amortization of debt discount	323	165	547
Operating lease liability interest	28	54	52
Other finance expenses	30	34	646
Gain from termination of lease liability	—	(40)	—
Amortization of gain of Loan modification	59	—	—
Total	4,354	2,320	3,262

Other finance expenses for 2021 include approximately $0.6 million (absolute amount) that were the loan prepayment fee and expenses relating to the prepayment of EnTrust loan facility. Interest on long-term debt is normally settled quarterly throughout the year.

15.       Contingencies

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

16.       Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. As at December 31, 2023, the non-cancellable arrangements had remaining terms between nil days to eight months, assuming redelivery at the earliest possible date. As at December 31, 2022, the non-cancellable arrangements had remaining terms between nil days to eight months, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as at December 31, 2023 and 2022, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration and early delivery of the vessels by the charterers is not accounted for):

	2023	2022
Within one year	8,060	6,675
Total	8,060	6,675

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

16.       Commitments (continued)

vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $16,473 and $18,451 for year ended December 31, 2023 and 2022, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $14,367 and $42,939 for the year ended December 31, 2023 and 2022, respectively.

Office lease contract

As further discussed in Note 4 the Company has recognized a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the years ended December 31, 2023, 2022 and 2021, was $311, $327 and $206, respectively, and recognized under depreciation in the income statement component of the consolidated statements of comprehensive income. The interest expense on lease liability for the years ended December 31, 2023, 2022 and 2021, was $28, $54 and $52, respectively, and recognized under interest expense and finance costs in the income statement component of the consolidated statements of comprehensive income.

At December 31, 2023 and 2022, the current lease liability amounted to $188 and $321, respectively. The non-current lease liability amounted to nil and $188, respectively. As at December 31, 2023, and 2022, the net carrying amount of the right of use asset was $182, and $493, respectively. These are included in the accompanying consolidated statements of financial position. The total cash outflows for leases for the years ended December 31, 2023, 2022 and 2021, were approximately $349, $341 and $314, respectively, and were recognized in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

Commitments under shipbuilding contracts

On April 29, 2022, the Company entered into a contract, through its subsidiary, Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt vessel. The vessel will be built at Nihon Shipyard Co. in Japan. The total consideration for the construction of the vessel is approximately $37.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the first instalment of $7.4 million (absolute amount), in March 2023 paid the second instalment of $3.8 million (absolute amount), in September 2023 paid the third instalment of $3.7 million (absolute amount) and in November 2023 paid the 4th instalment of $3.7 million (absolute amount), which are included under Advances for vessel purchase in the consolidated statement of financial position. On January 25, 2024, the Company paid the remaining $18.5 million (absolute amount) and took delivery of m/v GLBS Hero (see Note 20).

On May 13, 2022, the Company has signed two contracts, through its subsidiaries, Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the first instalment of $13.8 million (absolute amount) and in November 2022 paid the second instalment of $6.9 million (absolute amount) for both vessels under construction. Both instalments are included under Advances for vessel purchase in the consolidated statement of financial position.

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first instalment of $7.5 million (absolute amount) for both vessels under construction.

The contractual annual payments per subsidiary to be made subsequent to December 31, 2023, were as follows:

	Calypso Shipholding S.A.	Daxos Maritime Limited	Paralus Shipholding S.A.	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
2024	18,500	24,785	24,785	3,760	3,760	75,590
2025	—	—	—	3,760	3,760	7,520
2026	—	—	—	26,530	26,530	53,060
Total	18,500	24,785	24,785	34,050	34,050	136,170

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

17.          Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

Greek Authorities Tax

In January 2013, the tax Law 4110/2013 amended the provisions of art. 26 of Law 27/1975 by imposing a fixed annual tonnage tax on vessels flying a foreign (i.e., non-Greek) flag which are managed by a Law 89/67 company, establishing an identical tonnage tax regime as the one already in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax satisfies all income tax obligations of both the ship-owning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As at December 31, 2023, 2022 and 2021, the tax expense under the law amounted to $236, $292 and $185, respectively and is included in administrative expenses in the consolidated statements of comprehensive income.

U.S. Federal Income Tax

Globus is a foreign corporation with wholly owned subsidiaries that are foreign corporations, which derive income from the international operation of a ship or ships that may earn United States (“U.S”) source shipping income for U.S. federal income tax purposes.

Globus believes that under § 883 of the Internal Revenue Code, its income and the income of its ship-owning subsidiaries, to the extent derived from the international operation of a ship or ships, were exempt from U.S. federal income tax in 2023.

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

17.        Income Tax (continued)

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

For the years ended December 31, 2023, 2022 and 2021, Globus and its wholly owned subsidiaries deriving income from the operation of international ships were organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus’s common shares, representing more than 50% of the voting power and value in Globus, were primarily and regularly traded on the Nasdaq Capital Market, which is an established securities market. Although Globus’s ship-owning and operating subsidiaries were not publicly traded, they should have qualified for the qualified shareholder test by virtue of their ownership by Globus. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that relied on § 883 for exempting U.S. source income from the international operation of ships should not have been subject to U.S. federal income tax for the years ended December 31, 2023, 2022 and 2021.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

18.          Financial risk management objectives and policies

The Company’s financial liabilities are long-term borrowings, trade and other payables and the financial derivative instruments. The main purpose of these financial liabilities is to assist the Company in the financing of its operations and the acquisition of vessels. The Company has various financial assets such as trade accounts receivable, financial derivative instruments and cash and short-term deposits, including restricted cash, which arise directly from its operations. The main risks arising from the Company’s financial instruments are cash flow interest rate risk, credit risk, liquidity risk and foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As at December 31, 2023 and 2022, the Company had no long-term borrowings at a fixed interest rate.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant on the Company’s income.

	Increase/(Decrease) in basis points	Effect on income / (loss)

2023
$ Term SOFR	+15	(70)
	-20	94
2022
$ Libor/Term SOFR	+15	(55)
	-20	73
2021
$ Libor	+15	(52)
	-20	69

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the  Company’s income due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as at December 31, 2023, 2022 and 2021, was not material.

	Change in rate	Effect on income

2023	+10%	(533)
	-10%	533

2022	+10%	(573)
	-10%	573

2021	+10%	(478)
	-10%	478

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2022, 2021 and 2020:

	2023	%	2022	%	2021	%
A	6,430	21%	6,606	11%	—	—
B	4,830	16%	—	—	4,571	11%
C	—	—	—	—	7,726	18%
D	—	—	6,548	11%	—	—
Other	19,580	63%	48,236	78%	30,914	71%
Total	30,840	100%	61,390	100%	43,211	100%

Liquidity risk

The Company mitigates liquidity risk by managing cash generated by its operations, applying cash collection targets appropriately. The vessels are normally chartered under time-charter where, as per the industry practice, the charterer pays for the transportation service 15 days in advance, supporting the management of cash generation. Vessel acquisitions are carefully controlled, with authorization limits operating up to board level and cash payback periods applied as part of the investment appraisal process. In this way, the Company monitors its credit rating to facilitate fund raising. In its funding strategy, the Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans. Excess cash used in managing liquidity is only invested in financial instruments exposed to insignificant risk of changes in market value or are being placed on interest bearing deposits with maturities fixed usually for no more than 3 months. The Company monitors its risk relating to the shortage of funds by considering the maturity of its financial liabilities and its projected cash flows from operations.

The table below summarizes the maturity profile of the Company’s financial liabilities (including interest) at December 31, 2023 and 2022 based on contractual undiscounted cash flows.

Year ended December 31, 2023	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,663	7,781	53,583	—	64,027
Lease liabilities	81	107	—	—	188
Accrued liabilities and other payables	1,763	—	—	—	1,763
Trade accounts payables	362	—	—	—	362
Total	4,869	7,888	53,583	—	66,340

Year ended December 31, 2022	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,495	7,266	43,816	—	53,577
Lease liabilities	80	241	188	—	509
Accrued liabilities and other payables	5,814	—	—	—	5,814
Trade accounts payables	3,548	—	—	—	3,548
Total	11,937	7,507	44,004	—	63,448

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

18.          Financial risk management objectives and policies (continued)

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios (refer to note 11). No changes were made in the objectives, policies or processes during the years ended December 31, 2023 and 2022.

19.           Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy (as defined in note 2.22). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2023
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	495	—	495	—	495
Current portion of fair value of derivative financial instruments	808	—	808	—	808
	1,303

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	52,620	—	54,107	—	54,107
	52,620

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2022
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	1,315	—	1,315	—	1,315
Current portion of fair value of derivative financial instruments	1,092	—	1,092	—	1,092
	2,407

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	44,375	—	45,549	—	45,549
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

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2022 and 2023.

20.       Events after the reporting date

On January 22, 2024, the Company paid the remaining $18.5 million (absolute amount) at Nihon Shipyard Co. in Japan and on January 25, 2024 the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on May 10, 2022 and was named “m/v GLBS Hero”.

On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million (absolute amount) sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS MIGHT,” which is scheduled to be delivered from the relevant shipyard during the third quarter of 2024. The Company has an obligation to purchase back the vessel at the end of the ten-year charter period.

On March 13, 2024, the Company awarded a consultant affiliated with our chief executive officer a one-time bonus of $3 million (absolute amount), half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares.

