Form 20-F
period 2024-12-31
GLOBUS MARITIME LTD
filed 2025-03-14
CIK 1499780

As filed with the Securities and Exchange Commission on March 14, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

c/o Globus Shipmanagement Corp., 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Attica, Greece

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

As of December 31, 2024, there were outstanding 20,582,301 of the registrant’s common shares, par value $0.004 per share 10,300 Series B preferred shares, par value $0.001 per share.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

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

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

• changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

• changes in seaborne and other transportation patterns;

• changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

• changes in the number of newbuildings under construction in the dry bulk shipping industry;

• changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;

• the aging of our fleet and increases in operating costs;

• changes in our ability to complete future, pending or recent acquisitions or dispositions;

• our ability to achieve successful utilization of our fleet;

• changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

• risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

• changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

• changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

• loss of our customers, charters or vessels;

• damage to our vessels;

• potential liability from future litigation and incidents involving our vessels;

• our future operating or financial results;

• acts of terrorism, war, piracy, and other hostilities;

• public health threats, pandemics, epidemics, other disease outbreaks or calamities, and governmental responses thereto;

• changes in global and regional economic and political conditions;

• general domestic and international political wars, conditions or events, including trade wars;

• changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

• our ability to continue as a going concern; and

• other factors discussed in “Item 3.D. Risk Factors.”

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding on December 31, 2022, 2023 and 2024 as well as on the date of this annual report on Form 20-F. References to our Series B Preferred Shares are references to our shares of Series B preferred stock, par value $0.001 per share. References to our Series C Preferred Shares are references to our shares of Series C preferred stock, par value $0.001 per share.

On July 29, 2010, we effected a 1-4 reverse stock split of our common shares. On October 20, 2016, we effected a 1-4 reverse stock split which reduced the number of outstanding common shares from 10,510,741 to 2,627,674 shares (adjustments were made based on fractional shares). On October 15, 2018, we effected a 1-10 reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). On October 21, 2020, we effected a 1-100 reverse stock split which reduced the number of outstanding common shares from 175,675,651 to 1,756,720 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts in this annual report on Form 20-F have been adjusted to give effect to these reverse stock splits.

Unless otherwise indicated, all references to “dollars” and “$” in this annual report on Form 20-F are to, and amounts are presented in, U.S. dollars. References to our ships, our vessels or our fleet or ships that we own relates to the ships that we own or bareboat charter through financing arrangements, unless context otherwise requires. We use the term deadweight tons, or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

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

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, and ability to pay dividends or the trading price of our securities, and you may lose all or part of your investment.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our securities speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks relating to Our Industry,” “Company Specific Risk Factors” and “Risks Relating to our Common Shares” and should be carefully considered, together with other information in this annual report on Form 20-F and our other filings with the Securities and Exchange Commission (the “SEC”), before making an investment decision regarding our securities.

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

•        Capital expenditures and other costs necessary to operate and maintain our vessels and to replace our vessel as they age;

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

•        Our foreign private issuer status;

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

Factors that influence demand for vessel capacity include:

•	supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration production or manufacturing facilities;

•	the globalization of production and manufacturing;
•	port and canal congestion charges;

•	general dry bulk shipping market conditions, including fluctuations in charter hire rates and vessel values and demand for and production of dry bulk products;

•	global and regional economic and political conditions, including exchange rates, trade deals, trade disputes or the imposition of tariffs on various commodities or finished goods, conflicts and wars (including the Ukraine conflict, wars and tensions in the Middle East, or the Houthi crisis in the Red Sea), and the rate and geographic distributions of economic growth;

•	environmental and other regulatory developments;

•	changes in seaborne and other transportation patterns, including the distance dry bulk cargoes are to be moved by sea;

•	embargoes and strikers;

•	natural disasters and weather; and

•	public health threats, pandemics, epidemics and other disease outbreaks and governmental responses thereto.

Factors that influence the supply of vessel capacity include:

•	the size of the newbuilding orderbook;

•	the price of steel and vessel equipment;

•	technological advances in vessel design and capacity;

•	the number of newbuild deliveries, which among other factors relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels;
•	the availability of financing for new vessels and shipping activity;
•	vessel casualties;
•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs, or otherwise not available for hire;

•	port and canal congestion, speed of vessel operation and waiting times;

•	the number of vessels that are in or out of service, including due to vessel casualties; and

•	changes in national or international regulations (including, but not limited to, environmental regulations) that may limit the useful lives of vessels and effectively cause reductions in the carrying capacity of vessels.

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

We anticipate that the future demand for our dry bulk vessels and charter rates will be dependent upon continued economic growth in the world’s economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk vessel fleet and the sources and supply of dry bulk cargo to be transported by sea. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, operating results and ability to pay dividends. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

The dry bulk vessel charter market remains significantly below its high in 2008.

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from an all-time high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 on February 10, 2016. In the following years volatility was less extreme, although there were still multiple instances where the index decreased or increased by more than 50% in short periods of time. In 2024, the BDI ranged from a high of 2,419 on March 18, 2024 to a low of 976 on December 19, 2024. In 2025, through March 11, 2025, the BDI ranged from a high of 1,436 on March 11, 2025 to a low of 715 on January 30, 2025, but, due to its volatile nature, there can be no assurance of the future performance of the BDI.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. Following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK, and other countries have imposed sanctions against Russia and certain disputed regions of Ukraine. The sanctions imposed by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services, or technology in or from affected regions, travel bans, and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., the EU, and other countries could impose wider sanctions and take other actions. The war in Ukraine has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects so far remain unclear. The recent war between Israel and Hamas resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea.

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

The shipping industry and dry bulk market are capital intensive and highly fragmented with many charterers, owners and operators of vessels and are characterized by intense competition. Competition arises primarily from other independent and state-owned vessel owners, some of whom have substantially greater resources than we do. The trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which may result in a greater competitive threat to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Competition for the transportation of cargo by sea is intense and depends on customer relationships, operating expertise, professional reputation, price, location, size, age, environmental, social, and governance criteria, condition and the acceptability of the vessel and its operators to the charterers. Competition may increase in some or all of our principal markets, including with the entry of new competitors, who may operate larger fleets through consolidations or acquisitions and may be able to sustain lower charter rates and offer higher quality vessels than we are able to offer. We may not be able to continue to compete successfully or effectively with our competitors and our competitive position may be eroded in the future, which could have an adverse effect on our fleet utilization and, accordingly, business, financial condition, operating results and ability to pay dividends.

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

Political instability, terrorist or other attacks, war and international hostilities could affect our business, operating results, cash flows and financial condition.

Our business, operating results, cash flows, financial conditions, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels or other vessels we may acquire are employed or registered. We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the war between Ukraine and Russia, wars and tensions in the Middle East, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities.

The continuing war and recent developments in Ukraine and the Middle East, including tensions between the U.S. and Iran, Israel and Hamas and the conflict in the Red Sea, as well as other countries and geographic areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between Russia and Ukraine, China and Taiwan, or the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world which may cause uncertainty and volatility in the world financial markets and may affect our business, operating results and financial condition. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. We also do not know whether any ceasefires in the Middle East will last and whether conflict will once again arise there.

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

Furthermore, the intensity and duration of Middle East wars and conflicts are difficult to predict and their impact on the world economy and our industry is uncertain. It is possible that Middle East wars and conflicts could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

Terrorist attacks and the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results, and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Ukraine and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our business, operating results, cash flows and financial condition.

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The ongoing war in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea and the outbreak of conflict in the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our business, operating results, cash flows and financial condition.

The current state of the world financial market and current economic conditions could have a material adverse impact on our operating results, financial condition and cash flows, and could cause the market price of our common shares to decline.

Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties, such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, operating results, financial condition, and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets, and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels and other vessels we may acquire. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, operating results, financial condition, and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia, and between Israel and Hamas, tensions between Israel and Iran, tensions in the Red Sea or Russia and NATO tensions, China and Taiwan disputes, the Israel/Hamas ceasefire and future conflicts, the United States and China trade relations, tensions between the U.S. and NATO members, tensions between the U.S. and Panama, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19, and banking crises or failures. See also “—Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto may make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of Middle East conflicts or the Houthi rebel attacks on shipping in the Red Sea and their impact on the world economy is uncertain. Although a cease-fire between Israel and Hamas was declared on January 15, 2025, there is no certainty that the cease-fire will continue. Further President Trump’s proposal to annex Gaza has raised fears that Yemen’s Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire. If such conditions are sustained or reoccur, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union, or EU, member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the U.S., and other parts of the world. the U.S. implementation of tariffs and related countermeasures taken by impacted foreign countries further increases the risk of additional trade protectionism. The withdrawal of the United Kingdom from the EU, or Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.

Further, as a result of the economic situation in Greece, which has been slowly recovering from the sovereign debt crisis and the related austerity measures implemented by the Greek government and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece could disrupt the shoreside operations of our Manager located in Greece.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the years ended December 31, 2023 and 2024, China’s GDP growth rate was claimed by China to have recovered to 5.2% and 5%, respectively, but the economy continues to be weighed down by the ongoing crisis in the property market, and others have claimed that China’s GDP did not grow to the extent claimed by China. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows, and financial condition.

The U.S. and global capital markets, including credit markets, continue to experience volatility and uncertainty, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business and operating results or impair our ability to borrow under our current financial arrangements or future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. While recent developments in the global credit markets have been supportive of borrowing and refinancing, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing on favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows and financial condition, may be adversely affected. In January 2025, during the initial days of President Trump’s second term, the U.S. announced the imposition of additional substantial tariffs on imports from various countries, including China, Canada and Mexico, and the subject countries indicated their intention to impose counter measures. In February 2025, President Trump announced that the U.S. would impose tariffs of 10% on all imported goods from China, which took effect in February 2025, and 25% on all steel and aluminum imports, beginning in March 2025. On February 13, 2025, President Trump ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies, thus increasing the possibility of a global trade war. If implemented, such tariffs and countermeasures could increase the cost of raw materials and components that we transport, disrupt global supply chains and create additional operational challenges. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for commodities carried by sea, result in the loss of customers and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

A recent proposal by the U.S. to impose new port fees on Chinese-operated vessels, Chinese-built vessels, non-Chinese companies operating Chinese-built vessels and companies with newbuilding orders at Chinese shipyards, and to restrict a percentage of U.S. products to being transported on U.S. vessels could have a material adverse effect on our operations and financial results.

The United States Trade Representative (USTR) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These proposed actions, should they be enacted, have the potential to dramatically increase the port fees and overall operating expenses for ships calling at U.S. ports. Specifically, the USTR is proposing a series of service fees that would function as direct increases to port-related costs.

The proposal would include a service fee targeting Chinese operators of up to $1.0 million for each instance a vessel operated by a Chinese entity enters a U.S. port. Alternatively, the fee could be calculated at a rate of up to $1,000 per dwt of the vessel for each port entrance.

Another proposed service fee focuses on operators with fleets comprised of Chinese-built Vessels. Under this proposal, fees could reach as high as $1.5 million each time a Chinese-built vessel owned by a non-Chinese operator enters a U.S. port. Furthermore, a tiered fee structure is under consideration, based on the proportion of Chinese-built vessels within an operator’s fleet. Operators with fleets that are 50% or more Chinese-built could face fees of up to $1.0 million dollars per port call; for operators with fleets that are greater than 25% and less than 50% Chinese-built, the fee could be up to $750,000 per port call; and for operators whose fleets have greater than 0% and less than 25% percent Chinese-built vessels, the port fee could reach up to $500,000 per vessel entrance. Another option being considered is an additional fee of up to $1.0 million per port entrance if 25% or more of an operator’s fleet is composed of vessels constructed in China.

A further proposed service fee is aimed at operators with newbuilding orders for Chinese vessels. This fee would be based on the percentage of vessels an operator has ordered from Chinese shipyards or expects to receive from them within the next 24 months. Operators with 50% or more of their vessel orders placed with Chinese shipyards could be charged up to $1.0 million per vessel entrance. For those with greater than 25% to less than 50% percent of their orders in Chinese shipyards, the fee could reach $750,000, and for those with greater than 0% to less than 25%, it could be up to $500,000 per vessel entrance. Another possibility is a flat fee of up to $1.0 million dollars per port entrance if 25% or more of an operator’s total vessel orders over the next 24 months are with Chinese shipyards.

Beyond these direct fee increases, the proposed actions also encompass “restrictions on services” designed to promote the transport of U.S. goods on U.S. vessels. These restrictions would be phased in over several years, starting with a requirement that a small percentage of U.S. exports be transported on U.S.-flagged vessels by U.S. operators, escalating to a larger percentage over time, with a portion specifically mandated to be on U.S.-flagged and U.S.-built vessels. Another proposed restriction would require U.S. goods to be exported on U.S.-flagged, U.S.-built vessels, with exceptions only granted if operators demonstrate that at least 20% of U.S. products per calendar year are transported on U.S.-flagged and U.S.-built vessels. These restrictions could reduce the demand for non-U.S. built vessels, including ours.

The actual implementation of these proposed actions remains uncertain. The final form, scope, and effective dates of any measures that are ultimately adopted may significantly differ from the current proposals. Additionally, specifics, such as applicability to sale bareboat back arrangements with Chinese leasing financiers has not been clarified. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Of the ten vessels we operate, six were constructed in China. Given the potential magnitude of these proposed port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if measures similar to those that have been proposed are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to our ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

An over-supply of dry bulk carrier capacity may depress charter rates.

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the short-term or spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In recent years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook was approximately 10.6% of the existing world dry bulk fleet as of January 2025, according to BIMCO, and the orderbook may increase further in proportion to the existing fleet. A material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, operating results and ability to pay dividends. An uptick in charter rates generally discourages scrapping older vessels, but recent regulatory actions have increased the economic incentive to scrap certain older vessels. Accordingly, it remains to be seen in the coming year whether the number of worldwide dry bulk carrying capacity, net of scrapped vessels, will increase.

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

Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and increased management costs and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast water, recycling of vessels, maintenance and inspection, elimination of tin-based paint, development and implementation of safety and emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For instance, the IMO’s global 0.5% sulphur cap on marine fuels came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). Our vessels require pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. In addition, on January 1, 2023, regulations came into force that aim to reduce carbon emissions from both new and existing ships as measured by two main energy efficiency indicators (with additional measures expected to be adopted in 2025). Ships that fail to comply with these 2023 regulations may be subject to penalties and require modifications to the ship to ensure compliance. It is difficult to determine the cost, if any, until our ships’ performance is measured in accordance with these new regulations. If our ships fail to comply with the IMO 2023 regulations or otherwise do not have good performance, this can result in penalties and require modifications to the ship to ensure compliance. Any such modifications may be costly and those ships will be off hire during any period of modification. These and other costs could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends.

These requirements can also affect the resale prices or useful lives of our vessels or require reductions in capacity, vessel modifications or operational changes or restrictions. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for impairment of the environment, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse effect on our business, financial condition and operating results.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of the vessel to develop, implement and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and protection of the environment and describing procedures for dealing with emergencies. Further details in relation to the ISM Code are set out below in the section headed “Environmental and Other Regulations.” The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, and, if the implementing legislation so provides, to criminal sanctions, may invalidate or result in the loss of existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. In addition, if we fail to maintain ISM Code certification for our vessels, we may also breach covenants in our financial arrangements that require that our vessels be ISM-Code certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing our financial arrangements or otherwise terminate charters for any sale and bareboat back transaction to which we are a party. As of the date of this annual report on Form 20-F, each of our vessels is ISM Code-certified.

Reactions to climate change may impose additional requirements.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulphur cap on marine fuels which came into force on January 1, 2020. The m/v GLBS Angel and m/v GLBS Gigi have scrubbers, while our other vessels do not have scrubbers and use pricier low-sulphur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. In addition, charterers may focus on how environmentally friendly our vessels are, generally, and our rates may be adjusted downwards accordingly.

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

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation is expected to come into effect on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply), are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

Climate change-related regulatory activity and developments that require us to reduce our emissions, which includes both the EU and IMO proposals discussed above, and may include regulatory efforts in the United States at a federal or state-level in the future, may adversely affect our business and financial results by requiring us to make capital investments in new equipment or technologies, pay for carbon emissions, purchase carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. Regulatory developments may also result in the inability to operate vessels that do not meet certain standards, the acceleration of the removal of less fuel-efficient vessels from our fleet and impact the resale value of our vessels in the future. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected, which could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends.

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

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends

We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

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

Our charters provide the charterer the right to terminate the charter on the occurrence of stated events or the existence of specified conditions. In addition, the ability and willingness of each of our charterers to perform its obligations under its charter with us will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry and the overall financial condition of the counterparties, and the supply and demand for dry bulk commodities. The costs and delays associated with the default of a charterer of a vessel may be considerable and may adversely affect our business, operating results, cash flows, financial condition and ability to pay dividends.

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

If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of dry bulk vessel capacity, the expected entry into service of new technologically advanced ships, and the expected increase in the size of the world dry bulk fleet over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of dry bulk vessels available at lower charter rates could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. Because we enter into short-term and medium-term time charters from time-to-time, we may need to re-charter vessels coming off charter more frequently than some of our competitors, which may have a material adverse effect on business, operating results and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, operating results and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

In addition to charter parties, we may, among other things, enter into contracts for the sale or purchase of secondhand dry bulk vessels or shipbuilding contracts for newbuildings, provide performance guarantees relating to shipbuilding contracts to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts and interest or exchange rate swaps or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the ocean-going dry bulk shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, operating results and financial condition, as well as our cash flows, including cash available for distributions to our shareholders.

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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends, if any, that we pay to our shareholders. The market for marine dry bulk transportation services is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and operating results.

We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

Our insurance may not be adequate to cover our losses that may result from our operations.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, war risk insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or underinsured loss or liability could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends. It may also result in protracted legal litigation. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions. We maintain, for each of our vessels, pollution liability coverage insurance for $1.0 billion per event. If damages from a catastrophic spill exceed our insurance coverage, it would have a materially adverse effect on our business, operating results and financial condition and our ability to pay dividends to our shareholders.

Moreover, insurers have over the last few years increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally.

In addition, we do not currently carry and may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, operating results, financial condition and our ability to pay dividends.

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

In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing conflict in Ukraine has previously resulted in missile attacks on commercial vessels in the Black Sea and the recent outbreak of conflict in the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years, the Red Sea, the Gulf of Aden off the Coast of Somalia and parts of the Indian Ocean and West Africa. Continuing conflicts and recent developments in the Middle East and North Africa, including Israel, Gaza, Egypt, Syria, Iran, Iraq and Libya, the conflict in Ukraine, and the presence of United States and other armed forces in the Middle East and Asia could produce armed conflict or be the target of terrorist attacks, and lead to civil disturbance and uncertainty in financial markets. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war, strikes, terrorism and related perils” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, we face the risk of a marine disaster, which could include an oil spill and other environmental damage. Although our vessels carry a relatively small amount of oil used for fuel (“bunkers”), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

The operation of certain vessel types, such as dry bulk vessels, also carry certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk vessels may lead to the flooding of the vessels holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, operating results and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

In general, we do not carry loss of hire insurance. Occasionally, we may decide to carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that could occur during an unscheduled drydocking, unscheduled repairs due to damage to the vessel, or as a result of acts of piracy. Accordingly, any loss of a vessel or any extended period of vessel off- hire, due to an incident, accident or otherwise, could have a material adverse effect on our business, financial condition and operating results.

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

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, operating results and our ability to pay dividends.

Increases in fuel prices may adversely affect our profits.

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

As a result of the sulfur oxide emissions limits, because we do not have scrubbers on our vessels except for the m/v GLBS Angel and m/v GLBS Gigi, our non-scrubber fitted vessels require pricier low-sulfur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. This could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends.

Increases in crew costs may adversely affect our profits.

Crew costs are a significant expense for us under our charters. We generally bear crewing costs under our charters. Increases in crew costs may adversely affect our profitability. Recently, the limited supply of and increased demand for highly skilled and qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance. Furthermore, while we do not have any Ukrainian or Russian crew and the Company’s vessels currently do not sail in the Black Sea, the extent to which this will impact the Company’s future operating results and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, increase in crew costs and potential shortage of crew could increase our crew costs and have a material adverse effect on our business, operating results, cash flows, financial condition and ability to pay dividends.

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

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment of such compensation would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition, operating results and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies may be costly.

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. All of the vessels that we operate or manage are classed by one of the major classification societies, for example Nippon Kaiji Kyokai (Class NK), Lloyds and ABS. Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts. If any vessel does not maintain its class and/or fails any annual, intermediate or special survey, certain covenants in our existing financial arrangements or future credit arrangements may be triggered, including as a result of the vessel being unable to trade between ports and being unemployable. Such an occurrence could have a material adverse impact on our business, financial condition, operating results and ability to pay dividends. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

A further economic slowdown or changes in the economic, regulatory and political environment in the Asia Pacific region could reduce dry bulk trade demand.

A significant number of the port calls made by our vessels involve the transportation of dry bulk products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region or changes in the regulatory environment, and particularly in China or Japan, could have an adverse effect on our business, operating results, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies as measured by gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the years ended December 31, 2023 and 2024 was approximately 5.2% and 5%, respectively, according to China, while others have claimed that China’s GDP did not grow to the extent claimed by China. In addition, China previously imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future.

Many of the economic and political reforms adopted by the Chinese government are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports of exports of dry bulk products to and from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or restrictions on importing commodities into the country. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping companies and may hinder our ability to compete with them effectively. Moreover, a significant or protracted slowdown in the economies of the United States, the European Union or various Asian countries or changes in the regulatory environment may adversely affect economic growth in China and elsewhere. Our business, operating results, cash flows and financial condition could be materially and adversely affected by an economic downturn or changes in the regulatory environment in any of these countries.

Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto may make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.

Global public health threats, such as the COVID-19 outbreak, influenza, and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could disrupt global financial markets and economic conditions and adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our charterers and other customers.

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines, and other emergency public health measures. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. Average charter rates for dry bulk vessels, as measured by the Baltic Dry Index, reduced and rebounded twice in the beginning of 2024, and then reduced towards the end of 2024; the underlying reasons for this improvement, such as tight supply lines, increased demand for bulk commodities on the back of firmly rebounding industrial activity, increased demand for containerized cargo due to increased consumption mainly from developed countries, and newbuild construction being put on hold due to the pandemic, has somewhat reversed, which could negatively impact our business.

Our business may be adversely affected by the lingering effects of epidemic and pandemic diseases and the imposition of governmental responses, which may introduce uncertainty into our operational and financial activities and negatively impact global economic activity. Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur and similar restrictions, and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels and other vessels we may acquire may not be able to call on or disembark from ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

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

Since January 1, 2020 the IMO regulations have required vessels to comply with a global cap on the sulphur in fuel oil used on board of 0.5%, down from the previous 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulphur fuels on board, which costs more than higher sulphur fuel; (ii) installing scrubbers for cleaning of the exhaust gas (which we have not done to any of our vessels); (iii) by retrofitting vessels to be powered by liquefied natural gas (which we have not done to any of our vessels), which may not be a viable option due to the lack of supply network and high costs involved in this process; or (iv) by introducing Sulfur free (alternative) fuels. Additionally, in July 2023, IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, and (3) pursuing net-zero GHG emission by or around 2050. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, operating results, cash flows and financial position. It is unclear how the new emissions standard will affect the employment of our vessels, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. Over time, however, it is possible that ships not retrofitted to comply with the new emissions standard may become less competitive (compared with ships fitted with equipment that allows the use of fuels that produce environmentally compliant emissions – ergo cost-effective, or alternative fuels), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

Worldwide inflationary pressures could negatively impact our operating results and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 2.9% percent from December 2023 to December 2024. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. During an inflationary period, such as one we are currently experiencing, the SOFR or similar reference rate will generally be increased, thus costing us more money to service our debt and financing obligations and reducing our net revenues. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. There is uncertainty regarding inflation due to the likely shift in policy following numerous elections around the world. Trade tariffs announced by U.S. President Trump and retaliatory tariffs and countermeasures from affected countries could trigger economic uncertainty but the impact on inflation is unclear.

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

We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet societal expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or operating results, including the sustainability of our business over time.

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

On March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by public companies and in public offerings. As a non-accelerated filer, we will be required to provide the enhanced climate-related disclosures in our annual reports for the year ending December 31, 2027. These rules were challenged in federal court and, in April 2024, the SEC announced that it would voluntarily stay the effectiveness of the rules pending judicial review. On February 11, 2025, the acting chairperson of the SEC stated the rules were deeply flawed, and requested the Eighth Circuit Court of Appeals pause the litigation. It is unclear if the rules will be enforced or repealed. Costs of compliance with these new rules may be significant and may have a material adverse effect on our future performance, operating results, cash flows and financial position.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call at ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent that our vessels are found with contraband, whether inside or attached to the hull of our vessel, and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, operating results, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews (totaling 224 as of December 31, 2024). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, operating results, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and operating results.

By reducing the cost of labor through automation and digitization, including by means of new technologies in artificial intelligence and machine learning, among others, and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of our customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total trade volumes would decrease, which could adversely affect demand for our services. Supply chain disruptions caused by geopolitical and economic events, pandemics, rising tariff barriers and environmental concerns also accelerate these trends.

We rely on third parties and third party built systems to provide us accurate emissions data.

We may be required to provide emissions data to, among others, our lenders and financing sources and other third parties. In addition, there has been proposed that U.S. public companies be required to disclose annually in its annual report filed with the SEC certain emissions data, although that requirement is currently stayed. We expect to rely on third parties, or third party built systems, to provide us with timely and accurate emissions data. If those parties or systems do not provide us with timely or accurate information, we may be unable to comply with our obligations to third parties or to properly include emissions data in our annual reports, or the information we do provide may be inaccurate. If we are unable to timely perform our obligations or the information we provide is inaccurate, even through no fault of our own, it could result in us breaching our obligations or not complying with SEC disclosure obligations, either of which can have a material adverse effect on our business, operating results, cash flows, financial condition and ability to pay dividends.

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

In addition, as vessels grow older, they generally decline in value. Our loan agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), which we refer to as our CIT Loan Facility, and with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with the Company, are secured by mortgages on six of our vessels, and require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity. Our previous loan facilities had similar requirements, and any financing arrangements may have similar collateral requirements and provisions. Since the middle of 2008 through part of 2021, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases led to a decline in the market values of our vessels, which have increased since that time (but not to 2008 levels). However, we cannot predict when and if vessel values will again start to decline.

As of December 31, 2024, we were in compliance with the covenants included in our CIT Loan Facility and the loan agreement with Marguerite Maritime S.A. and with our sale and bareboat back financing arrangements. For a more detailed discussion see “Item 5.B Liquidity and Capital Resources—Indebtedness” and Note 11 in the Consolidated Financial Statements included herewith.

Further declines of market values of our vessels may affect our ability to comply with various covenants and could also limit the amount of funds we are permitted to have outstanding under our current or future financing arrangements (or amounts we can borrow under revolving facilities or facilities that are not fully drawn). If we breach the financial and other covenants under our financial arrangements, our lenders or capital providers could accelerate our indebtedness, or require us to pay down our indebtedness to a level where we regain compliance with such covenants, and/or foreclose on vessels in our fleet or terminate a bareboat charter in the case where we have a sale and bareboat back transaction, which would significantly impair our ability to continue to conduct our business. If our indebtedness were accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose upon their liens, which would adversely affect our business, financial condition, ability to continue our business and for Globus Maritime to pay dividends.

For a more detailed discussion on our loan covenants and cross-default provisions, see “Item 5.B Liquidity and Capital Resources—Indebtedness.”

If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale price may be agreed at a value lower than the vessel’s depreciated book value as in our consolidated financial statements at that time, resulting in a loss and a respective reduction in earnings. If the market values of our vessels decrease, such decrease and its effects could have a material adverse effect on our business, financial condition, operating results and ability for us to pay dividends.

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

Our success will depend to a significant extent upon the abilities and efforts of our management team consisting of our Chief Executive Officer, including our ability to retain our management team and the ability of our management to recruit and hire suitable employees. The loss of our Chief Executive Officer or other key employees could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our operating results.

Our financial arrangements contain, and we expect that future loan agreements and financing arrangements may contain, restrictive covenants that may limit our liquidity and corporate activities and contain cross-default provisions.

Our loan agreements contain, and future financing arrangements may contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, change our chief executive officer or chairman or ship manager, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.

As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders’ and other financing counterparties’ interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, operating results and financial condition.

If we fail to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of dry bulk vessels have generally experienced high volatility), which are currently present in our loan facilities. In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels in our fleet or terminate a bareboat charter in the case where we have a sale and bareboat back transaction. The loss of any of our vessels could have a material adverse effect on our business, operating results and financial condition.

Our loan facilities contain, and any financing agreements we may enter into in the future may contain, cross-default provisions, pursuant to which a default by us under a loan and the refusal of any one lender to grant or extend a waiver could result in the acceleration of our indebtedness under any other loans and financing agreements we have entered into.

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

We currently have secured indebtedness under two loan agreements and are also party to two sale and bareboat back transactions. For more information on our existing financing arrangements, please see “Item 5.B. Liquidity and Capital Resources—Indebtedness.” We may finance future fleet expansion with additional secured indebtedness or sale and bareboat back arrangements or similar structures. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.

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

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the short-term or spot market and on bareboat charters and long-term or fixed-hire or index-linked hire time charters. We believe this strategy provides cash flow stability, reduced exposure to market downturns and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing short-term or spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us. We may, for example, seek to employ a greater portion of our fleet on the short-term, spot market or index-linked time charters or on fixed-hire time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long-term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Index-linked charters, regardless of the length of charter, reflect similar rate volatility as spot/voyage rates, as the hire changes depending on then-existing market conditions that may be volatile, although the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates. Accordingly, our mix between short-term or spot charters, longer-term charters and index-linked charters changes from time-to-time. When our ships are not all on the short-term or spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

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

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial portion of our business in China or with Chinese counterparties. For example, we enter into charters with Chinese customers, which charters may be subject to new regulations in China. We may, therefore, be required to incur new or additional compliance or other administrative costs, and pay new taxes or other fees to the Chinese government. Although the charters we enter into with Chinese counterparties are not governed by Chinese law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English or U.S. court (or other non-Chinese court) in China. In addition, China enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and could have a material adverse effect on our business, operating results and financial condition and our ability to pay dividends.

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

Two of our subsidiaries have contracts for the construction of two Ultramaxes for anticipated delivery in 2026. We may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. Shipyards may periodically experience financial difficulties. If a shipyard fails, it is possible that we can lose all of the deposits that we have paid.

Delays in the delivery of these vessels, or any newbuilding or secondhand vessels our subsidiaries may agree to acquire, could delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated operating results. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving countries in east Asia; weather interference or catastrophic events, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom our commercial managers arrange charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand or a dispute with the shipyard building the vessel.

The aging of our fleet may result in increased operating costs in the future.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2024 the weighted average age of the vessels in our fleet was 7.8 years and as of December 31, 2023, the weighted average age of the vessels in our fleet was 11.2 years. Our oldest vessel was built in 2007 (which we have agreed to sell) and our youngest vessels were built in 2024. While we have recently acquired younger vessels, as our existing and future acquired fleet ages, we will incur increased costs to operate and maintain the vessels. Older vessels are typically less fuel efficient and cost more to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers, which could result in lower utilization and, therefore, lower revenues. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot charters. Increases in crew costs may adversely affect our profitability, operating results, cash flows, financial condition and ability to pay dividends.

We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

To the extent we scrap or sell vessels, we may decide to terminate the employment of some of our staff.

Legislative or regulatory changes in Greece may adversely affect our results from operations.

Globus Shipmanagement Corp., our ship management subsidiary, whom we refer to as our Manager, is regulated under Greek Law 89/67, and conducts its operations and those on our behalf primarily in Greece. Greece has been implementing new legislative measures to address financial difficulties, several of which as a response from oversight by the International Monetary Fund and by European regulatory bodies such as the European Central Bank. Such legislative actions may impose new regulations on our operations in Greece that will require us to incur new or additional compliance or other administrative costs and may require that our Manager or we pay to the Greek government new taxes or other fees. Any such taxes, fees or costs we incur could be in amounts that are significantly greater than those in the past and could adversely affect our results from operations.

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

GDPR broadens the scope of personal privacy laws to protect the rights of EU citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR exposes entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial condition, and operations.

A cyber-attack or our information systems otherwise not properly working could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of our vessels or other vessels we may acquire or operate as well as our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. Cyber-attacks are becoming increasingly sophisticated and continue to evolve, and include, but are not limited to, ransomware, credential stuffing, spear phishing, social engineering, and the use of artificial intelligence (such as deepfakes that use highly realistic synthetic media generated by artificial intelligence), and other attempts to gain unauthorized access to data for purposes of extortion or other malfeasance. Such increase in sophistication and evolution may require us to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks. Despite our cybersecurity measures, a successful cyber-attack, or other breach of, damage to or significant interruption or failure of our information technology systems, could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and operating results to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and operating results.

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

The occurrence of any default of any of our banks could have a material adverse effect on our business, financial condition, operating results and cash flows, and we may lose part or all of our cash that we deposit with such banks.

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

As of December 31, 2024 the weighted average age of the vessels in our fleet was 7.8 years and as of December 31, 2023, the weighted average age of the vessels in our fleet was 11.2 years. Our oldest vessel was built in 2007 (which we have agreed to sell), and our youngest vessels were built in 2024. Unless we maintain reserves or are able to raise or borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, operating results, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

We depend upon a few significant customers for a large part of our revenues.

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2024, 2023 and 2022, we derived substantially all of our revenues from approximately 19, 28 and 37 customers, respectively, and approximately 77%, 55% and 39%, respectively, of our revenues during those years were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, operating results and cash available for distribution as dividends to our shareholders.

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

If we lose a key customer, we may be unable to obtain charters on comparable terms with charterers of comparable standing or we may have increased exposure to the volatile short-term or spot market, which is highly competitive and subject to significant price fluctuations. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The loss of any of our customers, time charters or vessels or a decline in payments under our charters could have a material adverse effect on our business, operating results and financial condition and our ability to pay dividends.

We generate revenues from the trading of our vessels in U.S. dollars but incur a portion of our expenses in other currencies.

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2024, 2023 and 2022 we incurred approximately 27%, 30% and 30%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our results from operations. We have not hedged our currency exposure, and, as a result, our operating results and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

If volatility in the Secured Overnight Financing Rate, or SOFR, occurs, it could affect our profitability, earnings and cash flow.

The interest rates borne by our financing arrangements fluctuate with changes in SOFR (which replaced the previously used LIBOR), which fluctuations would affect the amount of interest payable on those debts, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. In particular, the interest provisions in our loan facilities and our sale and bareboat back arrangements are based on Term SOFR.

An increase in SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve, would affect the amount of interest payable under our existing financing arrangement, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to SOFR in underlying contractual arrangements. Therefore, the use of SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR in the future, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows.

In order to manage our exposure to interest rate fluctuations under SOFR, or any other alternative rate, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt and financing obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position and have the potential to cause us to breach covenants in our financing arrangements that require maintenance of certain financial positions and ratios.

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

If we are not entitled to the Section 883 Exemption or an exemption under a tax treaty for any taxable year in which any company in the group earns U.S. source shipping income, any company earning such U.S. source shipping income would be subject to a 4% U.S. federal income tax on the gross amount of the U.S. source shipping income for the year (or an effective rate of 2% on shipping income attributable to the transportation of freight to or from the United States). The imposition of this taxation could have a negative effect on our business and revenues and would result in decreased earnings available for distribution to our shareholders.

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

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders). In particular, U.S. shareholders who are individuals would not be eligible for the preferential tax rate on qualified dividends. Please read “Item 10.E. Taxation—United States Tax Considerations—United States Federal Income Taxation of United States Holders—Consequences of Possible PFIC Classification” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies. The imposition of economic sanctions on Russian persons, first imposed in March 2014 and further in 2022, is an example of economic sanctions with a potentially widespread and unpredictable impact on shipping. Certain of our charterers or other parties with whom we have entered into contracts regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the U.S. government, the European Union and/or other international bodies relating to the annexation of Crimea by Russia in 2014 and the current conflict in Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our operating results may be adversely affected or we may suffer reputational harm.

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

There can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Even inadvertent violations of economic sanctions can result in the imposition of material fines and restrictions and could adversely affect our business, financial condition and operating results, our reputation, and the market price of our common shares.

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

We are a Marshall Islands corporation with principal executive offices in Greece. Our management company is also a Marshall Islands entity. Most of our subsidiaries are Marshall Islands entities, and one of our subsidiaries is organized in Malta. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or with respect to Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity, or being struck from the register of companies. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, financial condition or operating results.

We do not know (i) if the E.U. will once again add the Marshall Islands to the list of non-cooperative jurisdictions, or add Malta to that list; (ii) what actions the Marshall Islands or Malta may take, if any, to remove itself from such list if it should be placed on the list of non-cooperative jurisdictions; (iii) how quickly the E.U. would react to any changes in legislation of the Marshall Islands or Malta; or (iv) how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

We are a Marshall Islands corporation and our subsidiaries are incorporated under the laws of the Marshall Islands or Malta, we have limited operations in the United States, and we maintain limited assets, if any, in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. The Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would accept, or be entitled to accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. Additionally, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Marshall Islands law. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies. We can also issue any number of shares of any class or series without shareholder consent. See “Item 16G. Corporate Governance.” As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of certain Nasdaq requirements. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good or required governance practices associated with U.S. domestic issuers. Such conversion and modifications will likely involve additional costs. In addition, we would then lose our ability to rely upon exemptions from certain corporate governance requirements on Nasdaq that are available to foreign private issuers.

Risks Relating to our Common Shares

Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

Our stock price has been volatile recently. The closing price of our common shares within 2024 ranged from a peak of $2.66 on January 4, 2024 to a low of $1.07 on December 18, 2024, representing a 60% difference. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate. Our stock price was $1.29 on March 7, 2025.

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

•       political, regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;

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

• the relative voting strength of each previously outstanding common share could be diminished; and

• the market price of our common shares could decline.

In addition, we may be obligated to issue, upon exercise or conversion of outstanding warrants pursuant to the terms thereof:

•	388,700 common shares issuable upon the exercise of outstanding Class A Warrants (at an exercise price of $35.00 per share) which expire in June 2025;
•	458,500 common shares issuable upon exercise of outstanding June private placement warrants (at an exercise price of $18.00 per share) issued in a private placement that closed on June 30, 2020 and expire in December 2025;
•	833,333 common shares issuable upon exercise of outstanding July private placement warrants (at an exercise price of at $18.00 per share) issued in a private placement that closed on July 21, 2020 and expire in January 2026;
•	1,270,587 common shares issuable upon exercise of the December 2020 Warrants (at an exercise price of $6.25 per share) which expire in June 2026;
•	1,950,000 common shares issuable upon the exercise of the January 2021 Warrants (at an exercise price of $6.25 per share) which expire in July 2026; and
•	4,800,000 common shares issuable upon the exercise of the February 2021 Warrants (at an exercise price of $6.25 per share) which expire in August 2026.

•	10,000,000 common shares issuable upon the exercise of the June 2021 Warrants (at an exercise price of $5.00 per share) which expire in December 2026.

In addition:

•	We historically issued, on a quarterly basis, common shares to certain of our directors, although in 2022 we changed our compensation arrangements with directors to pay only cash.
•	We issued an aggregate of 10,300 of our Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, which shares have 25,000 votes per share, subject to maximum voting rights of 49.99%.

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

Our common shares have experienced price and volume fluctuations and may continue to experience volatility in the future. The closing price of our common shares within 2024 has ranged from a peak of $2.66 on January 4, 2024 to a low of $1.07 on December 18, 2024, representing a 60% change. You may not be able to sell your shares quickly or at the latest market price if trading in our common shares is not active or the volume is low. Some of the factors that may cause the market price of our common shares to fluctuate include:

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

●       market conditions in the shipping industry and dry bulk sector; and

●       general political, economic, industry, and market conditions.

The closing price of our common shares was $2.66 on January 4, 2024 to and $1.07 on December 18, 2024. In addition, there has been volatility for our intra-day common share price. For example, the high and low intra-day prices on January 3, 2024 were $2.65 and $2.31, respectively, and the high and low intra-day prices on December 2, 2024 were $1.63 and $1.31, respectively. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1.0 million and net income from continuing operations of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market, or Nasdaq. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. We have received in the past (most recently on July 12, 2023), a written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for Nasdaq, as set forth in Nasdaq Listing Rule 5450(a)(1). On some occasions we were able to regain compliance within the grace period prescribed by Nasdaq pursuant to a reverse stock split. We discuss this reverse stock split and others further in this annual report on Form 20-F. See “Item 4.A. History and Development of the Company— History relating to our shares.” If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares may breach our financing arrangements, which contain cross default provisions, and the purchase agreement pursuant to which we sold some of our outstanding warrants. There could also be adverse tax consequences—please read “Item 10.E Taxation – United States Tax Considerations - United States Federal Income Taxation of United States Holders – Distributions” for further information.

In addition, if we, within a two-year period, conduct reverse stock splits with a cumulative ratio of 250:1 or more, or if the closing bid price of our common shares is $0.10 or less for a period of ten consecutive trading days during any bid compliance period, then Nasdaq will immediately initiate delisting procedures. In addition, when an issuer has been afforded a second 180-day compliance period and does not regain compliance by the bid price of its stock closing at $1.00 per share or greater for a minimum of 10 consecutive business days prior to the end of the second 180-day period, a request for a hearing no longer stays the suspension and delisting of the security pending the Nasdaq panel’s decision.

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

For instance, our loan facilities presently prohibit our declaration and payment of dividends under certain circumstances. Please read “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus (but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year), or while a corporation is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restrictions contained in the articles of incorporation. We may not have sufficient funds, surplus, or net profits to make distributions.

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

We are a holding company and our subsidiaries, which are all directly and wholly owned by us, will conduct all of our operations and own or charter through financing arrangements all of our operating assets. We have no significant assets other than the equity interests in our wholly owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. In addition, our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands and Maltese law, as applicable.

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

At present, and until a substantial number of additional securities are issued, our holder of Series B preferred shares exerts substantial control of the Company’s votes and is able to exert substantial control over our management and all matters requiring shareholder approval, including electing directors and significant corporate transactions, such as a merger. In addition, the current holder of our Series B preferred shares is not subject to the limitations of our shareholders rights agreement, so it is able to acquire common shares. Such holder’s interest could differ from other shareholders’ interests.

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

In addition, we have entered into a shareholders’ rights agreement that makes it more difficult for a third party, subject to certain exceptions, to acquire us without the support of our board of directors. See “Description of Securities” filed as Exhibit 2.1 hereto for a description of our shareholders rights agreement. These anti-takeover provisions, along with provisions of our shareholders rights agreement, as amended, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Our Chief Executive Officer beneficially owns all our Series B Preferred Shares and has significant voting control over us.

Our Chief Executive Officer and Chief Financial Officer, Mr. Athanasios Feidakis, beneficially owns all of the 10,300 outstanding Series B preferred shares. Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. Because Mr. Athanasios Feidakis beneficially owns 49.99% of our voting power, he may have the ability to control us and our affairs, including, among other matters, the election of our board of directors, and has the ability to exert significant influence on corporate decisions, including with respect to, among other things, our business direction, capital structure, and dividend policy, and, as a result, the ability of our common shareholders to influence corporate matters is limited. For more information, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds” and “Description of Securities” filed as Exhibit 2.1 hereto. The interests of Mr. Feidakis may be different from your interests.

We are subject to Marshall Islands corporate law, which is not well-developed.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of Marshall Islands corporations may differ from the rights of shareholders of corporations incorporated in the United States. While the BCA provides that it is to be applied and construed to make the laws of the Marshall Islands, for non-resident entities such as us, with respect of the subject matter of the BCA, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions (and adopts their case law to the extent it does not conflict with the BCA), there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a more substantial body of case law in the corporate law area.

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

On May 10, 2021, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. This loan facility is referred to as the CIT Loan Facility. The proceeds of this financing were used to repay the outstanding balance of a loan with EnTrust. In August 2022, we entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the LIBOR interest provisions of the CIT Loan Facility were replaced with Term SOFR plus a margin of 3.35% (or 5.35% default interest). In August 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels Diamond Globe and Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. For more information regarding the terms of the CIT Loan Facility, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited, entered into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Might, which was delivered from the relevant shipyard on August 20, 2024. We transferred the legal ownership of the vessel to SK Shipholding S.A. upon delivery of the vessel from the shipyard and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period for a purchase price of $15,809,000. On February 28, 2024, we received $2.8 million, being the 10% advance deposit of the sale price as per MOA. On August 16, 2024, we drew down the remaining 90% of the purchase price, being $25.2 million as per the sale and bareboat back arrangement.

On May 23, 2024, we reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, we drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million. The loan agreement with Marguerite Maritime S.A. includes a minimum required security cover of 120%, meaning that the market value of the vessel plus the net realizable value of any additional security shall not drop below 120% of the outstanding balance of the loan. For more information regarding the terms of this Loan Facility, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

On December 2, 2024, we, through our subsidiary Paralus Shipholding S.A., entered into a $25 million sale and bareboat back arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Magic, which was delivered from the relevant shipyard on September 20, 2024. We transferred the legal ownership of the vessel to Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period at a purchase price of $15,400,500, if not purchased earlier. On December 23, 2024, we drew down the purchase price, being $25 million as per the sale and bareboat back arrangement.

On August 3, 2023, we entered into a Shareholders Rights Agreement between the Company and Computershare Trust Company, N.A., as rights agent, and our board of directors authorized and declared a dividend distribution of one right for each outstanding common share to shareholders of record as of the close of business on August 21, 2023. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series C Participating Preferred Stock at an exercise price of $5.00 per one one-thousandth of a preferred share, subject to adjustment. On January 30, 2025, we entered into Amendment No. 1 to the Shareholders Rights Agreement between the Company and Computershare Trust Company, N.A., as rights agent, to extend the term of the rights. For additional information, please see “Description of Securities” filed as Exhibit 2.1 hereto.

As of December 31, 2024, our issued and outstanding capital stock consisted of 20,582,301 common shares and 10,300 Series B preferred shares.

Recent history relating to our ships

In October 2020, we purchased a 2015-built Kamsarmax dry bulk carrier for $18.4 million. The vessel was delivered on October 29, 2020 and was named m/v Galaxy Globe. Galaxy Globe was built at the Hudong-Zhonghua Shipyard in China and has a carrying capacity of 81,167 dwt.

On June 9, 2021, we took delivery of the m/v Diamond Globe, a 2018-built Kamsarmax dry bulk carrier, through its subsidiary, Argo Maritime Limited, for a purchase price of $27 million financed with available cash. The m/v “Diamond Globe” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd in China and has a carrying capacity of 82,027 dwt.

On July 20, 2021, we took delivery of the m/v Power Globe, a 2011-built Kamsarmax dry bulk carrier, through its subsidiary, Talisman Maritime Limited, for a purchase price of $16.2 million financed with available cash. The m/v “Power Globe” was built at Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt.

On November 29, 2021, we took delivery of the m/v Orion Globe, a 2015-built Kamsarmax dry bulk carrier, through its subsidiary, Salaminia Maritime Limited, for a purchase price of $28.4 million financed with available cash. The m/v “Orion Globe” was built at Tsuneishi Zosen in Japan and has a carrying capacity of 81,837 dwt.

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient dry bulk carrier with a carrying capacity of approximately 64,000 dwt. The vessel was built at Nihon Shipyard Co. in Japan. The total consideration for the construction of the vessel was approximately $37.5 million. On January 22, 2024, we paid the final installment to Nihon Shipyard Co. in Japan and took delivery of the new Ultramax with carrying capacity of approximately 64,000 dwt that was named m/v GLBS Hero.

On May 13, 2022, we signed two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers of approximately 64,000 dwt each. The sister vessels were built at Nantong COSCO KHI Ship Engineering Co. in China, with the first one delivered on August 20, 2024 and named m/v GLBS Might and the second one delivered on September 20, 2024 and named m/v GLBS Magic. The total consideration for the construction of both vessels was approximately $70.3 million, which was financed with a combination of debt and equity. For more information regarding the sale and bareboat back arrangement that we entered into in February 2024 in respect of the m/v GLBS Might and the sale and bareboat back arrangement we entered into in December 2024 in respect of the m/v GLBS Magic, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

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

On August 18, 2023, we, through Thalia Shipholding S.A. and Olympia Shipholding S.A., signed two contracts for the construction and purchase of two fuel efficient bulk carriers of approximately 64,000 dwt each. The two vessels are expected be built at Nihon Shipyard Co. in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023, we paid the first installment of $7.5 million for both vessels under construction and in August 2024 we paid the second installment of $7.5 million for both vessels under construction.

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited, entered into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Might, which was delivered from the relevant shipyard on August 20, 2024. For more information regarding the terms of the sale and bareboat back arrangement, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

On May 28, 2024, we, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built m/v Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party. Following the agreement to sell m/v Moon Globe and given the significant increase in the vessel’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded reversal of impairment amounting $1.89 million, during the second quarter of 2024. The vessel was delivered to its new owners on July 8, 2024.

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by our Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both financed with available cash. The purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors. An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024, we took delivery of the m/v GLBS Gigi. Each of those vessels is outfitted with a scrubber.

As of December 31, 2024, our operating fleet was comprised of a total of ten dry bulk vessels consisting of six Kamsarmaxes, three Ultramaxes and one Supramax. The weighted average age of the vessels in our fleet as of December 31, 2024 was 7.8 years, and their carrying capacity was 734,249 dwt. We have also contracted for the building of two Ultramax vessels, which remain under construction.

Recent developments (post-2024)

On February 4, 2025, we through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million, before commissions and expenses, to an unaffiliated third party. The vessel is expected to be delivered to its new owner between March 1, 2025 and April 15, 2025. The sale is subject to customary closing conditions and requirements.

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

The following table presents information concerning the vessels in our fleet as of March 12, 2025:

Vessel	Year Built	Flag	Direct Owner/Lessee	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627
m/v Galaxy Globe	2015	Marshall Islands	Serena Maritime Limited	Hudong-Zhonghua	Kamsarmax	October 2020	81,167
m/v Diamond Globe	2018	Marshall Islands	Argo Maritime Limited	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027
m/v Power Globe	2011	Cyprus	Talisman Maritime Limited	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655
m/v Orion Globe	2015	Marshall Islands	Salaminia Maritime Limited	Tsuneishi Zosen	Kamsarmax	November 2021	81,837
m/v GLBS Hero	2024	Marshall Islands	Calypso Shipholding S.A.	Nihon Shipyard Co.	Ultramax	January 2024	64,000
m/v GLBS Might	2024	Marshall Islands	Daxos Maritime Limited	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	August 2024	64,000
m/v GLBS Magic	2024	Marshall Islands	Paralus Shipholding S.A.	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	September 2024	64,000
m/v GLBS Angel	2016	Marshall Islands	Dulac Maritime S.A.	Hudong-Zhonghua	Kamsarmax	November 2024	81,119
m/v GLBS Gigi	2014	Marshall Islands	Domina Maritime Ltd	Tsuneishi Hi Cebu	Kamsarmax	December 2024	81,817

					Total:		734,249

We own or charter in each of our vessels through separate, wholly owned subsidiaries, all of which are incorporated in the Marshall Islands. Our Supramax and Ultramax vessels are geared. Geared vessels can operate in ports with minimal shore-side infrastructure. Due to the ability to switch between various dry bulk cargo types and to service a wider variety of ports, the day rates for geared vessels tend to have a premium.

In addition to the above vessels, we have contracted for the construction of two additional Ultramaxes. See “Item 4.A. History and Development of the Company.” We have agreed to sell our Supramax vessel, subject to customary closing conditions.

Employment of our Vessels

Our long-term strategy to maximize the value of our fleet is to employ our vessels on a mix of all types of charter contracts, including in the short-term or spot market and on long-term charters and index-linked charters. We believe this strategy provides the cash flow stability, and high utilization rates of the charter market, while at the same time enabling us to benefit from periods of increasing short-term or spot market rates. But our short-term strategy at any given point in time is dictated by a multitude of factors and the chartering opportunities before us. We may, for example, seek to employ a greater portion of our fleet on the short-term or spot market or on time charters with longer durations, should we believe it to be in our best interests. We generally prefer spot or short-term contracts in order to be versatile, to be able to move quickly to capture a market upswing, and to be more selective with the cargos we carry. Long-term charters, however, provide desirable cash flow stability, albeit at the cost of missing upswings in cargo rates. Finally, the index-linked charters reflect similar rate volatility as spot/voyage rates, although the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in vessel charter rates. Accordingly, our mix between short-term or spot charters, longer-term charters and index-linked charters changes from time-to-time. When our ships are not all on the short-term or spot market, we generally seek to stagger the expiration dates of our charters to reduce exposure to volatility in the shipping cycle when our vessels come off of charter. We also continually monitor developments in the dry bulk shipping industry and, subject to market demand, will adjust the number of vessels on charters and the charter periods for our vessels according to market conditions.

We and our Manager have developed relationships with a number of international charterers, vessel brokers, financial institutions, insurers and shipbuilders. We have also developed a network of relationships with vessel brokers who help facilitate vessel charters and acquisitions.

On the date of the filing of this annual report on 20-F, all of our vessels were employed on short-term time charters, of which eight are index-linked.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During 2024, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own or charter in are eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2024, we paid commissions of 5% to each time charter agreement then in effect.

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

Our Customers

We seek to charter our vessels to customers whom we perceive as creditworthy, thereby minimizing the risk of default by our charterers. We also try to select charterers depending on the type of product they want to carry and the geographical areas in which they tend to trade.

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to operators, trading houses (including commodities traders), shipping companies and producers and government-owned entities and generally avoid chartering our vessels to companies we believe to be speculative or undercapitalized entities. Since our operations began in September 2006, our customers have included Hyundai Glovis Co. Ltd., Dampskibsselskabet NORDEN A/S, NYK Bulk & Projects Carriers Ltd., Olam Global Agri Pte Ltd. and Vittera Chartering B.V. In addition, during the periods when some of our vessels were trading on the spot market, they have been chartered to charterers such as Cargill International SA, Oldendorff GmbH & Co KG, Western Bulk Pte. Ltd., Ausca Shipping HK Limited and others, thus expanding our customer base.

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of dry bulk vessels in the Ultramax, Supramax and Kamsarmax dry bulk vessels, but we also compete with owners for the purchase and sale of vessels of all sizes. Those competitors may be better capitalized or have more liquidity than we do. In a period of significantly depressed pricing and over capacity, better liquidity may be a major competitive advantage, and we believe that some of our competitors may be better capitalized than we are.

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

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for long-term time charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term charters, our vessels will not be available for trading on the short-term or spot market during an upturn in the market cycle, when short-term or spot trading may be more profitable. If we cannot successfully employ our vessels in profitable charters, our operating results and operating cash flow could be materially adversely affected.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short-term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2020. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. In 2022, the BDI ranged from a low of 965 on August 31, 2022 to a high of 3,369 on May 23, 2022. In 2023, the BDI ranged from a high of 3,346 on December 4, 2023 to a low of 530 on February 16, 2023. In 2024, the BDI ranged from a high of 2,419 on March 18, 2024 to a low of 976 on December 19, 2024. In 2025, through March 11, 2025, the BDI ranged from a high of 1,436 on March 11, 2025 to a low of 715 on January 30, 2025.

Vessel Prices

Newbuilding vessel prices generally fell as part of the sudden and steep decline in freight rates after August 2008, and continued to gradually decline, but started to increase in 2021 (although not at the 2008 levels) although they declined in the latter half of 2022 and in the beginning of 2023, they rebounded towards the end of 2023 and into the beginning of 2024, after which they declined again and further declined in the last quarter of 2024.

In broad terms, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. As with newbuild prices, secondhand vessel values have continued to gradually decline since August 2008 until 2021, when they started to increase, although they declined in the latter half of 2022 and in the beginning of 2023. Price declines were observed until the fourth quarter of 2023 when values rebounded to levels noted at the beginning of 2024. Since the beginning of 2024 and particularly over the last quarter the year, dry bulk vessels’ prices have been following a general downward trend.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r), as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain other sanctioned parties. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2024 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2024, our vessels did not complete any port call in Iran, and we are not aware of any vessels owned or controlled by our affiliates completing any port call in Iran or with any other sanctioned parties covered by the Iran Threat Reduction and Syria Human Rights Act of 2012.

Our charter party agreements for our vessels restrict the charterers from calling in Iran in violation of U.S. sanctions, or carrying any cargo to Iran which is subject to U.S. sanctions. However, there can be no assurance that our vessels will not, from time to time in the future on charterer’s instructions, perform voyages which would require disclosure pursuant to Exchange Act Section 13(r).

We currently have no intention to charter our vessels to charterers and sub-charterers, including, as the case may be, Iran-related parties, who may make, or may sub-let the vessels to sub-charterers who may make, port calls to Iran or with other sanctioned persons, but we always evaluate and reevaluate our legally available options.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All the vessels in our fleet are certified as being “in class” by Nippon Kaiji Kyokai (Class NK), ABS or Lloyds. Typically, all new and secondhand vessels that we purchase must be certified “in class” prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. If “in water survey” notation is assigned, there is an option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned and other requirements as stipulated by class rules permit, drydocking required as part of an Intermediate Survey may be carried out “in lieu” thereby achieving a higher utilization for the relevant vessel. As per rules each vessel must drydock twice within a five year cycle. One drydock must coincide with the special survey while the time distance between two drydocks must not exceed 36 months. We budget 30 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v River Globe	August 2025	August 2027	Class NK
m/v Galaxy Globe	October 2025	October 2025	Class NK
m/v Diamond Globe	May 2026	May 2028	Lloyds
m/v Power Globe	October 2026	June 2026	Class NK
m/v Orion Globe	March 2025	March 2025	Class NK
m/v GLBS Hero	January 2027	January 2029	Class NK
m/v GLBS Might	August 2027	August 2029	ABS
m/v GLBS Magic	September 2027	September 2029	ABS
m/v GLBS Angel	October 2026	October 2026	ABS
m/v GLBS Gigi	December 2025	July 2027	Class NK

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

Hull and Machinery and War Risks

The principal coverages for marine risks (covering loss or damage to the vessels, rather than liabilities to third parties) are hull and machinery insurance and war risk insurance. These address the risks of the actual or constructive total loss of a vessel and accidental damage to a vessel’s hull and machinery, for example from running aground or colliding with another ship. These insurances provide coverage which is limited to an agreed “insured value.” Reimbursement of loss under such coverage is subject to policy deductibles that vary according to the nature of the coverage. The hull and machinery deductible is $100,000 per incident, whereas the collision deductible is $50,000 per incident. In case that a particular average and a collision liability claim arise from the same casualty, the total deductible shall not exceed $100,000. The war risk insurance has no deductible for hull and machinery and increased value, however loss of hire, if insured, is generally subject to a seven days deductible.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risk which nevertheless remains uninsured across our fleet is the “loss of hire” due to strikes and/or delays arising from H&M and/or P&I perils. We generally do not insure the risk of loss of hire because we regard the cost as disproportionate. This insurance provides, subject to a deductible, a limited indemnity for hire that is not receivable by the shipowner for reasons set forth in the policy. An example of a “strike and delay insurance policy” would cover the loss of hire on a 10 or 17 days’ basis for delays arising from H&M perils such as collision, stranding or machinery damage. For a 17 days’ cover the premium per annum pro rata would be calculated on the 120% of the daily hire.

Delays arising from P&I perils such as illness, injury or saving life at sea, can also be covered by this policy. In the case of loss of hire deriving from P&I perils, the annual premium per vessel for a 17 days’ cover would be the 25% of the daily hire per annum pro rata however this is not a standalone cover and can only be combined with the aforementioned H&M perils cover.

This kind of a “strike and delay insurance policy” would have an annual aggregate claims limit of $1,500,000 per annum pro rata and its purpose would be to secure the hire income during periods described above.

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

On July 1, 2024, amendments to the International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, 2011 became effective, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and oil tankers.

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

For example, MARPOL Annex VI sets limits on Sulphur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil with a lower cap on the sulphur content applicable inside special areas, the “Emission Control Areas” or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the US Caribbean Sea area. Recently the IMO approved a proposal for a new ECA for the Mediterranean Sea as a whole to apply from July 1, 2025 such that the sulphur content of marine fuels does not exceed 0.1%. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which will become effective on March 1, 2026. The global cap on the sulphur content of fuel oil was reduced to 0.5% as of January 1, 2020, regardless of whether a ship is operating outside a designated ECA. From January 1, 2015 the cap on the sulphur content of fuel oil for vessels operating in ECAs has been 0.1%; however ships operating in this ECA will be exempted from compliance with the 0.1% m/m sulfur content standard for fuel oil until July 1, 2025. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel”, and pertaining to the sampling and testing of onboard fuel oil, which became effective in 2022. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Annex VI also provides for progressive reductions in NOx emissions from marine diesel engines installed in vessels. Limiting NOx emissions is set on a three tier reduction, the final tier (“Tier III”) applying to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the US Caribbean Sea ECA, and to engines installed on vessels constructed on or after January 1, 2021 and which operate in the Baltic Sea ECA or the North Sea ECA. The Tier III requirements would also apply to engines of vessels operating in other ECAs as may be designated in the future (such as the Canadian Arctic and the Norwegian Sea) by the IMO’s Marine Environment Protection Committee (or MEPC) for Tier III NOx control. The Tier III requirements do not apply to engines installed on vessels constructed prior to January 1, 2021, if they are of less than 500 gross tons, of 24 meters or over in length, and have been designed and used solely for recreational purposes. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol (this task having been delegated to the IMO). In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. On December 12, 2015 the Paris Agreement was adopted by 195 countries and entered into force on November 4, 2016. The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to well below 2˚ Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete.

In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016 the MEPC adopted updated guidelines for the calculation of the Energy-Efficiency Design Index. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnage and above are to collect fuel consumption data and to report the aggregated data to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. In April 2018, the MEPC adopted an initial strategy on the reduction of greenhouse gas emissions from ships. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. These regulations could cause us to incur additional substantial expenses. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions; effective January 2023, the Revised MARPOL Annex VI includes requirements for ships to calculate their Energy Efficiency Existing Ship Index, or “EEXI,” following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating, or “CII,” and became effective on May 1, 2024. Beginning in January 2023, MARPOL Annex VI requires EEXI and CII certification. MEPC 76 also adopted guidelines to support implementation of the amendments. The EEXI measures apply to newbuild ships and all existing ships above 400 GT and CII requirements apply to all ships of 5000 GT or above. This means that the first annual reporting was to be completed in 2023, with the first rating awarded in 2024. With respect to the CII, effective from January 1, 2023, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The CII regulations state that a ship rated D for three consecutive years, or E for one year, will be required to submit a corrective action plan showing how C or above will be achieved.

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

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 will take place in spring 2024 in which the IMO will decide on the market-based mechanism to reach the emission reduction targets– either through a global emissions trading scheme for shipping or a global carbon levy. In March 2024, MEPC 81 agreed on a draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

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

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention, which entered into force globally on September 8, 2017, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of vessels’ ballast water and sediments. The BWM Convention’s implementing regulations require vessels to conduct ballast water management in accordance with the standards set out in the convention, which include performance of ballast water exchange in accordance with the requirements set out in the relevant regulation and the gradual phasing in of a ballast water performance standard which requires ballast water treatment and the installation of ballast water treatment systems on board the vessels. Under the BWM Convention, vessels are required to implement a Ballast Water and Sediments Management Plan, carry a Ballast Water Record Book and an International Ballast Water Management Certificate. Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in June 2022.Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, are expected to enter into force on February 1, 2025. Pursuant to the BWM Convention, ballast water management systems (“BWMSs”) installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The U.S. Coast Guard has approved a number of BWMS.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024-2026. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). More recent proposed amendments signal that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures may have to be put in place, which may be at a significant cost, to prepare for and manage the administrative aspect of ETS compliance. FuelEU will apply beginning on January 1, 2025.

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

United States Environmental Regulations and Laws Governing Civil Liability for Pollution

Newly elected President Donald Trump has signed a number of executive orders and directives that are likely to have an impact on U.S. regulations. For example, a regulatory freeze was issued, which permits the withdrawal of rules sent to be published and authorizes those in charge of federal agencies to delay for 60 days the effective date of rules that have been published but are not yet effective. This regulatory freeze impacts U.S. EPA decisions and proposed amendments. Additionally federal agencies have placed employees on leave as a result of an executive order regarding diversity, equity and inclusion programs, which may impact implementation and enforcement of regulations. This and additional executive orders could impact regulatory requirements.

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

The OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective March 2023, the USCG adjusted the limits of OPA liability for a non-tank vessel, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). However, these limits of liability do not apply if an incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

The EPA enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA had designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, including limits applicable to specific discharge streams, such as deck runoff, bilge water and gray water. Several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018, and establishes a new framework for the regulation of vessel incidental discharges under the CWA. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. If the USCG spends the full two years to finalize the corresponding enforcement standards, the current 2013 VGP scheme will remain in force until 2026. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. The new regulations could require the installation of new equipment and may be costly.

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

C. Organizational Structure

Globus Maritime Limited is a holding company. As of the date of this annual report, Globus wholly owns 13 operational subsidiaries, all of which are Marshall Islands corporations. Ten of our operational subsidiaries each own or are the counterparty to the bareboat charterer under a sale and bareboat back, two of our operational subsidiaries each are a counterparty to a ship building contract, and one of our operational subsidiaries is our Manager. All of our subsidiaries are directly owned by Globus. Our Manager does not own or lease any vessels. Our Manager provides the technical and day-to-day commercial management of our fleet and our financial reporting. Our Manager maintains ship management agreements with each of our vessel-owning or bareboat chartering subsidiaries. We also own two entities that used to own our ships that we sold; one of those subsidiaries (Artful Shipholding S.A.) was formed in the Marshall Islands and the other in Malta (Longevity Maritime Limited). See “Item 4.A. History and Development of the Company.” A list of our subsidiaries and their respective countries of incorporation is provided as Exhibit 8.1 to this annual report on Form 20-F.

D. Property, Plants and Equipment

In August 2021, our Manager entered into a rental agreement for 902 square meters of office space for its operations within a building owned by Cyberonica S.A. (a company controlled by our Chairman) at a monthly rate of €26,000 with a lease period ending August 2024, terminating the previous rental agreement for the office space with Cyberonica. In June 2022, we entered into a new rental agreement with F.G. Europe (an affiliate of our Chairman) for the same office space, at the same rate of €26,000 and with the same lease period ending on August 4, 2024. The previous rental agreement with Cyberonica was terminated. In August 2024, we entered into a new rental agreement with F.G. Europe (an affiliate of our Chairman) for the same office space, at the rate of €27,500 and with a lease period ending on August 4, 2027 as the previous rental agreement with F.G. Europe had expired. We do not presently own any real estate. As of December 31, 2024, we owed €34,000 of back rent to F.G. Europe, which was paid in February 2025. We maintain our principal executive offices at c/o Globus Shipmanagement Corp., 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Attica, Greece.

As of December 31, 2024 and 2023 our fleet consisted of ten and six vessels, respectively, with an aggregate carrying value of $249 million and $100.6 million, respectively.

A vessel-by-vessel carrying value summary as of December 31, 2024 and 2023 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2024 (in millions of U.S. Dollars)	Carrying Value as of December 31, 2023 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	6.3	6.9
m/v Moon Globe	74,432	2005	June 2011	31.4	-	10.0
m/v Galaxy Globe	81,167	2015	October 2020	18.4	16.0	17.0
m/v Diamond Globe	82,027	2018	June 2021	27.0	23.7	25.4
m/v Power Globe	80,655	2011	July 2021	16.2	15.0	14.7
m/v Orion Globe	81,837	2015	November 2021	28.4	24.6	26.6
m/v GLBS Hero	64,000	2024	January 2024	37.5	37.1	-
m/v GLBS Might	64,000	2024	August 2024	35.3	35.6	-
m/v GLBS Magic	64,000	2024	September 2024	35.3	35.7	-
m/v GLBS Angel	81,119	2016	November 2024	27.5	28.6	-
m/v GLBS Gigi	81,817	2014	December 2024	26.5	26.4	-
					249.0	100.6

Other than our vessels and contracts to construct vessels, we do not have any material property. Six of our vessels are subject to priority mortgages, which secure our obligations under the CIT Loan Facility and the loan agreement with Marguerite Maritime S.A., and two of our vessels are subject to sale and bareboat back arrangements. For more information on the vessels currently comprising our fleet, please see “Item 4.B. Business Overview.” For more information on our shipbuilding contracts, see “Item 4.A. History and Development of the Company.”

For more information on our financing arrangements and liens over our vessels, please see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

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

The MD&A generally discusses 2024 and 2023 items and year-on-year comparisons between 2024 and 2023. Discussions of 2022 items and year-on-year comparisons between 2023 and 2022 that are not included in this Form 20-F can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 15, 2024.

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

The exercise price of the Class A Warrants is $35 per whole share at any time prior to 5:00 PM New York time on June 22, 2025. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. We may be required to pay certain amounts as liquidated damages as specified in the warrants in the event it does not deliver common shares upon exercise of the warrants within the time periods specified in the warrants.

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

As of December 31, 2024, our issued and outstanding capital stock consisted of 20,582,301 common shares and 10,300 Series Preferred Shares.

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

In May 2021, we entered into an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. On May 10, 2021, we fully drew $34.25 million under this facility. The proceeds of this financing were used to repay the outstanding balance of a loan with EnTrust.

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

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier with a carrying capacity of approximately 64,000 dwt. The vessel was built at Nihon Shipyard Co. in Japan and was delivered on January 25, 2024. The total consideration for the construction of the vessel was approximately $37.5 million, which we financed with equity. In May 2022 we paid the first installment of $7.4 million, in March 2023 we paid the second installment of $3.8 million, in September 2023 we paid the third installment of $3.7 million and in November 2023 we paid the fourth installment of $3.7 million. On January 22, 2024, we paid the final installment of $18.5 million and on January 25, 2024 we took delivery of the new vessel which was named m/v GLBS Hero.

On May 13, 2022, we entered into two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers with a carrying capacity of approximately 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one delivered on August 20, 2024 and named m/v GLBS Might and the second delivered on September 20, 2024 and named m/v GLBS Magic. The total consideration for the construction of both vessels was approximately $70.3 million.

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. Following the agreement to sell m/v Sun Globe and given the significant increase in the vessel’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel had decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on its selling price less cost to sell, and we recorded a reversal of impairment in the amount of $4.4 million during the first quarter of 2023. The vessel was delivered to its new owners on June 5, 2023 and we recorded a gain of $71,000.

In August 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels m/v Diamond Globe and m/v Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. On August 10, 2023, we fully drew the top up amount of $25 million.

On August 11, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built m/v Sky Globe for a gross price of $10.7 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. We recognized a gain of approximately $2.2 million as a result of the sale.

On August 16, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built m/v Star Globe for a gross price of $11.2 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. We recognized a gain of approximately $1.6 million as a result of the sale.

On August 18, 2023, we, through Thalia Shipholding S.A. and Olympia Shipholding S.A., signed two contracts for the construction and purchase of two fuel efficient bulk carrier of approximately 64,000 dwt each. The two vessels will be built at Nihon Shipyard Co. in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which we intend to finance with a combination of debt and equity. In August 2023, we paid the first installment of $7.5 million for both vessels under construction and in August 2024 paid the second installment of $7.5 million (absolute amount) for both vessels under construction.

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited, entered into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Might, which was delivered from the relevant shipyard on August 20, 2024. We transferred the legal ownership of the vessel to SK Shipholding S.A. upon delivery of the vessel from the shipyard and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period for a purchase price of $15,809,000. On February 28, 2024, we received $2.8 million, being the 10% advance deposit of the sale price. On August 16, 2024, we drew down the remaining 90% of the purchase price, being $25.2 million as per the sale and bareboat back arrangement.

On May 28, 2024, we, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built m/v Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party. Following the agreement to sell m/v Moon Globe and given the significant increase in the vessel’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded reversal of impairment amounting $1.89 million, during the second quarter of 2024. The vessel was delivered to its new owners on July 8, 2024.

On May 23, 2024, we reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, we drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million. The loan agreement with Marguerite Maritime S.A. includes a minimum required security cover of 120%, meaning that the market value of the vessel plus the net realizable value of any additional security shall not drop below 120% of the outstanding balance of the loan. For more information regarding the terms of this Loan Facility, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by the Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both paid with available cash. The purchase of each vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by our Board of Directors.

An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024, we took delivery of the m/v GLBS Gigi. Each of those vessels is outfitted with a scrubber.

On December 2, 2024, we, through our subsidiary Paralus Shipholding S.A., entered into a $25 million sale and bareboat arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Magic, which was delivered from the relevant shipyard on September 20, 2024. We transferred the legal ownership of the vessel to Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period at a purchase price of $15,400,500. On December 23, 2024, we drew down the purchase price, being $25 million as per the sale and bareboat back arrangement.

Recent Developments (post-2024)

On February 4, 2025, we through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v River Globe for a gross price of $8.55 million, before commissions and expenses, to an unaffiliated third party. The vessel is expected to be delivered to its new owner before April 15, 2025. The sale is subject to customary closing conditions and requirements.

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

The average number of vessels in our fleet for the year ended December 31, 2024 was 7.3, for the year ended December 31, 2023 was 7.8, and for the year ended December 31, 2022 was 9.0.

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

Furthermore, the intensity and duration of the any Middle East conflict is difficult to predict and its impact on the world economy and our industry is uncertain. It is possible that such conflict could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect our business, financial conditions, operating results, and cash flows.

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

The m/v GLBS Angel and m/v GLBS Gigi have scrubbers, but none of our other vessels currently have scrubbers. We will continue to evaluate all options to comply with IMO regulations. Our fuel costs and fuel inventories may increase as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel.

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

If we acquire a vessel subject to a time charter, we amortize the amount of the component that is attributable to favorable or unfavorable terms relative to market terms and is included in the cost of that vessel, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the income statement component of the consolidated statement of comprehensive income.

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

Implications of Being a Foreign Private Issuer

As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Marshall Islands law for certain corporate governance matters. As long as we qualify as a foreign private issuer under the Exchange Act, we will not be subject to certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act requiring insiders to file public reports of their ownership of common shares and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, as a foreign private issuer, we are permitted to provide less detailed disclosure regarding executive compensation. Thus, for so long as we remain a foreign private issuer, we will continue to not be subject to more stringent executive compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer. See “Item 16G. Corporate Governance.”

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

 Our voyage revenues increased in 2024 compared to 2023, mainly due to higher short-term daily time charter rates earned on average from our vessels on a year-on-year basis. Our voyage revenues decreased in 2023 compared to 2022, mainly due to lower short-term daily time charter rates earned on average from our vessels on a year-on-year basis and the decrease of our fleet from an average of 9.0 vessels in 2022 to 7.8 vessels in 2023.

Employment of our Vessels

As of the date of this annual report on Form 20-F, we employed our vessels as follows:

➢	m/v River Globe – in ballast

➢	m/v Galaxy Globe on a time charter that began in November 2023 and is expected to expire in July 2025, at a gross rate of 104% of the average BKI-82 5TC INDEX as quoted by the Baltic Exchange per day;

➢	m/v Diamond Globe – on a time charter that began in October 2023 and is expected to expire in May 2025, at a gross rate of 104% of the average BKI-82 5TC INDEX as quoted by the Baltic Exchange per day;

➢	m/v Power Globe – on a time charter that began in November 2024 and is expected to expire in April 2025, at a gross rate of 95% of the average BKI-82 5TC INDEX as quoted by the Baltic Exchange per day;

➢	m/v Orion Globe – on a time charter that began in April 2024 and is expected to expire in March 2025, at a gross rate of $15,000 per day;

➢	m/v GLBS Hero – on a time charter that began in January 2024 and is expected to expire in September 2025, at a gross rate of 122% of the average BSI-58 INDEX as quoted by the Baltic Exchange per day.

➢	m/v GLBS Might – on a time charter that began in August 2024 and is expected to expire in July 2025, at a gross rate of 124% of the average BSI-58 INDEX as quoted by the Baltic Exchange per day.

➢	m/v GLBS Magic – on a time charter that began in September 2024 and is expected to expire in August 2025, at a gross rate of 124% of the average BSI-58 INDEX as quoted by the Baltic Exchange per day.

➢	m/v GLBS Angel – on a time charter that began in December 2024 and is expected to expire in September 2025, at a gross rate of 115% of the average BKI-82 5TC INDEX as quoted by the Baltic Exchange per day.

➢	m/v GLBS Gigi – on a time charter that began in December 2024 and is expected to expire in August 2025, at a gross rate of 116% of the average BKI-82 5TC INDEX as quoted by the Baltic Exchange per day.

Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should counterparties to one or more of our charters fail to honor their obligations under their agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, operating results, cash flows and ability to pay dividends.

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

For the year ended December 31, 2024, commissions amounted to $0.4 million. For the year ended December 31, 2023, commissions amounted to $0.4 million. For the year ended December 31, 2022, commissions amounted to $0.9 million.

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

We expect that crewing costs will increase in the future due to the shortage in the supply of qualified sea-going personnel. In addition, we expect that maintenance costs will increase as our vessels age. Other factors that may affect the shipping industry in general, such as the cost of insurance, may also cause our expenses to increase. To the extent that we purchase additional vessels, we expect our vessel operating expenses to increase accordingly. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase. In 2024, operating expenses were lower due to the renewal of the fleet and our fleet being younger; our operating expenses per vessel decreased also by approximately 5%. If industry-wide inflationary pressures continue during 2025 combined with higher regulatory-related costs, we expect higher costs in relation to crew, spares and parts.

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

Share-Based Payments

Until 2021, we operated an equity-settled, share-based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period, if any, was determined by reference to the fair value of the share awards at the grant date. The relevant expense was recognized in the income statement component of the consolidated statement of comprehensive income, with a corresponding impact in equity. On March 13, 2024, we adopted a new equity incentive program. For more information, see “Item 6.E. Share Ownership—Equity Incentive Plan.”

Impairment Loss and Reversal of Previously Recognized Impairment Losses

We assess at each reporting date whether there is an indication that a vessel in our fleet may be impaired. Such indicators are:

•	Observable indications that the vessel’s value has declined or increased significantly;
•	Significant adverse or favorable changes in the technological, economic or legal environment incurred or are expected to be incurred and negatively or positively affect vessel’s value or decrease or increase its revenue generating ability; and
•	Market interest rates of return on investments have increased or decreased during the period, which will result in an increase or decrease of the discount rate.

The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. As of December 31, 2024 and 2023, no impairment indicators were identified for the Company’s vessels.

We also assess at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased. Following the agreement to sell m/v Sun Globe and given the significant increase in the m/v Sun Globe’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to m/v Sun Globe had decreased. Therefore, the carrying amount of m/v Sun Globe was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded a reversal of impairment in the amount of $4.4 million during the first quarter of 2023. No indicators for reversal of impairment were present and no reversal of previously recognized impairment losses was required for the remaining financial year ended December 31, 2023. Following the agreement to sell Moon Globe and given the significant increase in the m/v Moon Globe’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to m/v Moon Globe had decreased. Therefore, the carrying amount of the m/v Moon Globe was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded a reversal of impairment in the amount of $1.89 million during the second quarter of 2024. No indicators for reversal of impairment were present and no reversal of previously recognized impairment losses was required for the remaining financial year ended December 31, 2024.

Gain/(Loss) on Sale of Vessels

Gain or loss on the sale of vessels is the residual value remaining after deducting from the vessels’ sale proceeds, the carrying value of the vessels at the respective date of delivery to their new owners and the total expenses associated with the sale.

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on June 5, 2023. We recognized a gain of $71,000 as a result of the sale, which is included in the consolidated statement of comprehensive income for 2023.

On August 11, 2023, we through a wholly owned subsidiary, entered into an agreement to sell the 2009-built m/v Sky Globe for a gross price of $10.7 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. We recognized a gain of approximately $2.2 million as a result of the sale, which is included in the income statement component of the consolidated statement of comprehensive income for 2023.

On August 16, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built m/v Star Globe for a gross price of $11.2 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. We recognized a gain of approximately $1.6 million as a result of the sale, which is included in the income statement component of the consolidated statement of comprehensive income for 2023.

On May 28, 2024, we, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built m/v Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on July 8, 2024. We recognized a gain of $2,000 as a result of the sale, which is included in the consolidated statement of comprehensive income for 2024.

Other (Expenses)/Income, Net

We include other operating expenses or income that is not classified otherwise. It mainly consists of provisions for insurance claims deductibles and refunds from insurance claims.

Interest Income from Bank Balances & Bank Deposits

We earn interest on the funds we have deposited with certain banks as well as from short-term certificates of deposit.

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2024 and 2023, we had $119 million and $52.6 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

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

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2024 compared to the year ended December 31, 2023. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2024 compared to the year ended December 31, 2023

As of December 31, 2024 and 2023, our fleet consisted of ten vessels (one Supramax, six Kamsarmaxes and three Ultramaxes) and six vessels (one Supramax, four Kamsarmaxes and one Panamax), respectively, with an aggregate carrying capacity of 734,249 dwt and 453,745 dwt, respectively. During the years ended December 31, 2024 and 2023 we had an average of 7.3 and 7.8 dry bulk vessels in our fleet, respectively.

For the year ended December 31, 2024, we had an operating income of $3.4 million, while for the year ended December 31, 2023, we had an operating income of $6.3 million.

Voyage revenues. Voyage revenues increased by $3.7 million, or 12%, to $34.5 million in 2024, compared to $30.8 million in 2023. The increase is attributable to an increase in charter hire for our vessels. In 2024, we had total operating days of 2,607 and fleet utilization of 99.4%, compared to 2,710 operating days and a fleet utilization of 98.4% in 2023. The foregoing fleet utilization percentages are based upon the available days of each vessel, being the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. We also had 2,669 and 2,850 ownership days in 2024 and 2023, respectively.

Voyage expenses. Voyage expenses decreased by $2.1 million, or 54%, to $1.8 million in 2024, compared to $3.9 million in 2023. This decrease is attributed to the substantially less off-hire and ballast days of the fleet within 2024 compared to 2023, which led to a lower bunker expense in 2024 compared to 2023.

Vessel operating expenses. Vessel operating expenses decreased by $1.8 million, or 11%, to $14.3 million in 2024, compared to $16.1 million in 2023. The breakdown of our operating expenses for the year ended December 31, 2024 was as follows:

Crew expenses	56%
Repairs and spares	13%
Insurance	7%
Stores	13%
Lubricants	7%
Other	4%

The decrease is mainly attributed to the decrease of daily vessel operating expenses from $5,645 in 2023 to $5,373 in 2024, representing a decrease of 5%, which are both attributed to the renewal of the fleet and our ships being younger on average. As of December 31, 2024, the weighted average age of the vessels in our fleet was 7.8 years whereas as of December 31, 2023, the weighted average age of the vessels in our fleet was 11.2 years.

Depreciation. Depreciation charge during the year ended December 31, 2024 reached $6.2 million compared to $4.7 million during 2023. This is mainly attributed to the increase of the fleet value from $100.6 million as of December 31, 2023 to $249 million as of December 31, 2024.

Depreciation of drydocking costs. Depreciation of drydocking costs decreased by $0.7 million, or 17%, to $3.5 million in 2024, compared to $4.2 million in 2023. The decrease is mainly attributed to the decrease in the average age of our fleet. As of December 31, 2024, the weighted average age of the vessels in our fleet was 7.8 years, whereas as of December 31, 2023, the weighted average age of the vessels in our fleet was 11.2 years.

Administrative expenses. Administrative expenses increased by $0.2 million or 6% to $3.7 million in 2024, from $3.5 million in 2023. This is mainly attributed to the increased personnel expenses in 2024 amounting to $2.4 million compared to $2 million in 2023, which increase was slightly offset by cost savings.

Administrative expenses payable to related parties. Administrative expenses payable to related parties amounted to $3.8 million in 2024, compared to $0.7 million in 2023. On March 13, 2024, the Company awarded a consulting company affiliated with our chief executive officer a one-time bonus of $3 million half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such delivery, which was August 20, 2024 and September 20, 2024, respectively. Following the successful delivery of the newbuilding Hull NE442, named m/v GLBS Might, we paid the $1.5 million bonus on August 26, 2024 to the consulting company as per the aforementioned award. The remaining $1.5 million for the successful delivery of the newbuilding Hull NE443, named m/v GLBS Magic, has been awarded but not paid yet to the consulting company as of December 31, 2024. There was no such agreement for 2023.

Interest expense and finance costs. Interest expense and finance costs increased by $1.9 million, or 43%, to $6.3 million in 2024, compared to $4.4 million in 2023, mainly attributable to the increase in our overall borrowings. Our weighted average interest rate for 2024 was 7.7% compared to 8.19% during 2023. Total borrowings outstanding as of December 31, 2024 amounted to $119 million, compared to $52.6 million as of December 31, 2023. Four credit facilities were in place as of December 31, 2024 compared to one sole credit facility as of December 31, 2023, all of which were denominated in U.S. dollars.

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

For the year ended December 31, 2024, we recognized a total gain of $467,000. The $234,000 gain was in relation with the initial swap agreement entered in 2021, approximately $667,000 was the interest for the interest rate swap during the year ended December 31, 2024, and a $433,000 loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income.

For the year ended December 31, 2024we recognized a gain of approximately $233,000 in relation with the new swap agreement entered in 2022, approximately $346,000 was the interest for the interest rate swap during the year ended December 31, 2024, minus approximately $113,000 loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income.

For the year ended December 31, 2023, we recognized a total gain of $0.4 million. The $0.2 million gain was in relation with the initial swap agreement entered in 2021, approximately $1.1 million was the interest for the interest rate swap during the year ended December 31, 2023, minus $0.9 million loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income.

For the year ended December 31, 2023, we recognized a gain of approximately $0.2 million in relation with the new swap agreement entered in 2022, approximately $0.4 million was the interest for the interest rate swap during the year ended December 31, 2023, minus approximately $0.2 million loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income.

Reversal of Impairment. On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. Following the agreement to sell m/v Sun Globe and given the significant increase in m/v Sun Globe’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to m/v Sun Globe decreased. Therefore, the carrying amount of Sun Globe was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded reversal of impairment amounting $4.4 million, and is included in the consolidated statement of comprehensive income. On May 28, 2024, we, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built m/v Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party. Following the agreement to sell m/v Moon Globe and given the significant increase in m/v Moon Globe’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to m/v Moon Globe decreased. Therefore, the carrying amount of m/v Moon Globe was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded reversal of impairment amounting $1.89 million, and is included in the consolidated statement of comprehensive income.

Gain from the sale of vessels. Gain from sale of vessels amounted to $3.8 million for the year ended December 31, 2023. As a result of the sale of m/v Sky Globe and m/v Star Globe, we recognized a gain of approximately $2.2 million and $1.6 million, respectively. Both vessels were delivered to their new owners in September 2023.

Interest Income. During the year ended December 31, 2024, interest income reached approximately $2.8 million compared to $2.6 million for the year ended December 31, 2023. This is mainly attributed to the increase of interest rates worldwide during 2024 and the fact that the Company has proceeded to secure short-term time deposits.

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

We believe, given our current cash holdings, if dry bulk shipping rates do not decline significantly from current levels, our capital resources, including cash anticipated to be generated within the year, are sufficient to fund our operations for at least the next twelve months. Such resources include unrestricted cash and cash equivalents of $46.8 million as of December 31, 2024, which compares to a minimum liquidity requirement under our CIT Loan Facility of $750,000 and a minimum cash reserve of $2.5 million as of December 31, 2024. Given the anticipated capital expenditures related to commitments under shipbuilding contracts and drydockings during 2025-2026, we anticipate continuing to have significant cash expenditures. Refer to “—Capital Expenditures” below for further details. However, if market conditions were to worsen significantly, then our cash resources may decline to a level that may put at risk our ability to pay our lender and other creditors. In May 2021, we entered into an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of a loan with EnTrust. In August 2022, we entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel m/v Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel m/v Orion Globe. Furthermore, the LIBOR interest provisions of the CIT Loan Facility were replaced with Term SOFR plus a margin of 3.35% (or 5.35% default interest) per annum. In August 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels m/v Diamond Globe and m/v Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels m/v Diamond Globe and m/v Power Globe. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum.

The mandatory debt repayments in 2024 under the CIT Loan Facility are $5.6 million, and we have already paid $1.4 million of such amount.

As of December 31, 2024, our CIT Loan Facility contained covenants that require (1) a minimum loan (including any exposure under a related swap agreement) to value ratio of 65% and (2) a maximum leverage ratio of 0.75:1.00. If the values of our vessels were to decline as a result of COVID-19 or otherwise, we may not satisfy these requirements. If we do not satisfy these requirements, we will need to post additional collateral or prepay outstanding loans to bring us back into compliance, or we will need to seek waivers, which may not be available or may be subject to conditions.

As of December 31, 2024, we were in compliance with all financial covenants under the CIT Loan Facility.

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited, entered into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken, with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Might, which was delivered on August 20, 2024. We transferred the legal ownership of the vessel to SK Shipholding S.A. upon delivery of the vessel from the shipyard and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period for a purchase price of $15,809,000. On February 28, 2024, we received $2.8 million, being the 10% advance deposit of the sale price as per MOA. On August 16, 2024, we drew down the remaining 90% of the purchase price, being $25.2 million as per the sale and bareboat back arrangement. We assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2024.

The mandatory debt repayments in 2024 under the SK Shipholding S.A. sale and bareboat back arrangements are $1.1 million.

On May 23, 2024, we reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, we drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million. The loan agreement with Marguerite Maritime S.A. includes a minimum required security cover of 120%, meaning that the market value of the vessel plus the net realizable value of any additional security shall not drop below 120% of the outstanding balance of the loan.

The mandatory debt repayments in 2024 under the Marguerite Maritime S.A. loan agreement are $1.2 million.

As of December 31, 2024, we were in compliance with the covenant under Marguerite Maritime S.A. loan agreement.

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by our Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels:, a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both paid with available cash. The purchase of each vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors. An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, the Company took delivery of the m/v GLBS Angel, and on December 3, 2024 the Company took delivery of the m/v GLBS Gigi.

On December 2, 2024, we, through its subsidiary Paralus Shipholding S.A., entered into a $25 million sale and bareboat back arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Magic, which was delivered from the relevant shipyard on September 20, 2024. We transferred the legal ownership of the vessel to Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. and agreed to charter the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period at a purchase price of $15,400,500. On December 23, 2024, we drew down the purchase price, being $25 million as per the sale and bareboat back arrangement. We assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2024. The mandatory debt repayments in 2024 under the Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. sale and bareboat back arrangement are $0.8 million.

As of December 31, 2024, we had approximately $3.8 million in “restricted cash.” As of December 31, 2024, we had an aggregate debt outstanding of $138 million, from our loan agreements, our sale and bareboat back arrangements and our Seller’s credit agreement. Please see “–Cash Flows” below to see our cash position at December 31, 2024.

For more information regarding the terms of the sale and bareboat back arrangement and our other financing arrangements, see “— Indebtedness.”

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from the Russian/Ukraine conflict and the Israel/Hamas ceasefire, and general conditions in the dry bulk market. We may from time to time seek to raise additional capital through equity or debt offerings, including sale and bareboat back transactions, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

Our primary uses of funds have been vessel operating expenses, general and administrative expenses, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, installments under construction contracts and repayments of bank loans.

Working capital, which is current assets, minus current liabilities, amounted to approximately $18.5 million as of December 31, 2024 and to $69.8 million as of December 31, 2023. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. Six of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more of those vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements.

Cash Flows

Cash and cash equivalents were $46.8 million in unrestricted bank deposits as of December 31, 2024, and $74.2 million in unrestricted bank deposits as of December 31, 2023.

Restricted cash that consists of cash pledged as collateral was $3.8 million at the end of 2024, and $3.6 million at the end of 2023. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From / (Used In) Operating Activities

Net cash generated from operating activities in 2024 amounted to $11.3 million, compared to net cash used in operating activities of $4.5 million in 2023. The increase is primarily attributable to the increase of the average TCE rates achieved by the vessels in our fleet in 2024 compared to 2023.

Net Cash Generated From / (Used In) Investing Activities

Net cash used in investing activities was $99 million during the year ended December 31, 2024, which was mainly attributable to the advances paid for the newbuildings and the acquisition of new vessels during 2024, partially counterbalanced by proceeds from the sale of vessel.

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

Net Cash Generated From Financing Activities

Net cash generated from financing activities during the year ended December 31, 2024 amounted to $60.3 million and consisted of $76 million proceeds from our new loan and sale and bareboat back arrangements, partially offset by $1.0 million payment of financing costs, $4.6 million of interest paid, $7 million of indebtedness that we repaid and $2.6 million of indebtedness that we prepaid, a $0.2 million increase of pledged bank deposits and a $0.3 million repayment of lease liability.

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

Please see “Item 5. A. Operating Results” of our Form 20-F filed with the SEC on March 15, 2024 for a discussion of the year-to-year comparison between 2023 and 2022. Please see “Item 5. B. Liquidity and Capital Resources” of our Form 20-F filed with the SEC on March 15, 2024 for a discussion of the liquidity and capital resources that we had in 2023.

Indebtedness

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

As of December 31, 2024 and 2023, we and our vessel-owning subsidiaries had outstanding borrowings under our loan, Sellers’ credit and sale and bareboat back arrangements of an aggregate of $138 million and $52.6 million, respectively.

CIT Loan Facility

In May 2021, we entered into a term loan facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) (the “CIT Loan Facility”), relating to the refinancing of our ships, the m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe, and m/v Galaxy Globe. The borrowers under the CIT Loan Facility were originally Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited. The CIT Loan Facility is guaranteed by Globus Maritime Limited. We fully drew $34.25 million under the CIT Loan Facility on May 10, 2021 and used a significant portion of the proceeds to fully repay the amounts outstanding under our loan agreement with EnTrust. We also entered into a swap agreement with respect to LIBOR. We paid First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) an upfront fee in the amount of 1.25% of the total commitment of the loan.

On August 5, 2022, we entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel m/v Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel m/v Orion Globe. Furthermore, the LIBOR interest provisions of the CIT Loan Facility were replaced with Term SOFR plus a margin of 3.35% (or 5.35% default interest) per annum. We fully drew the $18 million top up loan amount under the CIT Loan Facility on August 10, 2022. We also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and we paid First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) an upfront fee in the amount of 1.00% of the top up loan amount.

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v Sun Globe. On May 10, 2023, the Company prepaid the total remaining amount of $3.7 million of the CIT Loan Facility tranche of Longevity Maritime Limited (the owning company of the vessel m/v Sun Globe) in order to conclude the sale and delivery of the vessel to the new owners which took place on June 5, 2023.

On August 10, 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels m/v Diamond Globe and m/v Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels m/v Diamond Globe and m/v Power Globe. We fully drew the $25 million top up loan amount under the CIT Loan Facility on August 10, 2023. We paid First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) an upfront fee in the amount of 1.25% of the top up loan amount.

On August 11, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built m/v Sky Globe. On August 29, 2023 we prepaid the total remaining amount of $3.3 million of the CIT Loan Facility tranche of Domina Maritime Ltd (the owning company of the vessel m/v Sky Globe) in order to conclude the sale and delivery of the vessel to the new owners which took place on September 7, 2023.

On August 16, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built m/v Star Globe. On September 7, 2023 we prepaid the total remaining amount of $3.6 million of the CIT Loan Facility tranche of Dulac Maritime S.A. (the owning company of the vessel m/v Star Globe) in order to conclude the sale and delivery of the vessel to the new owners which took place on September 13, 2023.

On May 28, 2024, we, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built m/v Moon Globe. On June 27, 2023, we prepaid the total remaining amount of $2.6 million of the CIT Loan Facility tranche of Artful Maritime Limited (the owning company of the vessel m/v Moon Globe) in order to conclude the sale and delivery of the vessel to the new owners which took place on July 8, 2024.

Following the conclusion of the second amendment and restatement of the CIT Loan Facility and the sales of the m/v Sun Globe, m/v Sky Globe, m/v Star Globe and m/v Moon Globe, described above, the vessels securing the CIT Loan Facility are the m/v Diamond Globe, m/v Power Globe, m/v Orion Globe, m/v River Globe and m/v Galaxy Globe. The remaining borrowers under the CIT Loan Facility are Devocean Maritime Ltd., Serena Maritime Limited, Salaminia Maritime Limited, Argo Maritime Limited and Talisman Maritime Limited and the CIT Loan Facility remains guaranteed by Globus Maritime Limited.

The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. It consists of five tranches, which shall be repaid in consecutive quarterly installments with the final installment due on the first three tranches in May 2026 and on the final two tranches in August 2027. Through May 2026, each quarterly installment for all five tranches is an aggregate amount of $1,397,727, with the balloon payment due in May 2026 for the first four tranches being an aggregate amount of $16,243,182. Thereafter, each quarterly installment for the remaining two tranches is an aggregate amount of $500,000, with the balloon payment due in August 2027 for the remaining two tranches in an aggregate amount of $17,000,000.

The CIT Loan Facility may be prepaid prior to maturity. If the prepayment of the tranche financing either m/v Diamond Globe or m/v Power Globe occurs on or before August 2025, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. We cannot reborrow any amount of the CIT Loan Facility that is prepaid or repaid.

The CIT Loan Facility is currently secured by:

•	first preferred mortgages over m/v River Globe, m/v Diamond Globe, m/v Power Globe, m/v Galaxy Globe and m/v Orion Globe;

•	pledges over the shares of each borrower; and

•	pledges of bank accounts, a pledge of each borrower’s rights under any swap agreement in respect of the CIT Loan Facility, a general assignment over each vessel’s earnings, insurances and any requisition compensation in relation to that vessel, and an assignment of the rights of Globus Maritime with respect to any indebtedness owed to it by the borrowers.

We are not permitted, without the written consent of First-Citizens Bank & Trust Company, to enter into a charter the duration of which exceeds or is capable of exceeding, by virtue of any optional extensions, 12 months.

The CIT Loan Facility contains various covenants requiring the borrowers and/or Globus Maritime Limited to, among other things, ensure that:

•	the borrowers maintain a minimum cash reserve at all times of not less than $500,000 for each mortgaged ship;

•	a minimum loan (including any exposure under a related swap agreement) to value ratio of 65%;

•	each borrower maintains in its earnings account minimum liquidity of $150,000 in respect of each vessel owned by it then subject to a mortgage;

•	Globus Maritime Limited maintains cash in an amount of not less than $150,000 for each vessel that it owns that is not subject to a mortgage as part of the CIT Loan Facility;

•	Globus Maritime Limited maintains a maximum leverage ratio of 0.75:1.00; and

•	if Globus Maritime Limited pays a dividend, subject to certain exceptions, then the debt service coverage ratio (i.e., aggregate EBITDA of Globus Maritime Limited for any period to the debt service for such period) after such dividend and for the remaining tenure of the CIT Loan Facility shall be at least 1.15:1.00.

Each borrower must create a reserve fund in the reserve account to meet the anticipated drydocking and special survey fees and expenses for the relevant vessel owned by it and (for certain vessels) the installation of a ballast water treatment system on the vessel owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, such that $1,200,000 is set aside by each borrower for its vessel’s special survey for Devocean Maritime Ltd, for Serena Maritime Limited and Salaminia Maritime Limited, each of which is required to set aside quarterly payments that aggregate to $900,000, Argo Maritime Limited, is required to set aside quarterly payments that aggregate to $675,000, and Talisman Maritime Limited, which is required to set aside quarterly payments that aggregate to $315,000.

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

As at December 31, 2024, we were in compliance with the covenants of the CIT Loan Facility.

$28 million Sale and Bareboat Back Arrangement – m/v GLBS Might

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited (“Daxos”), entered into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken, with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Might, which as delivered from the relevant shipyard on August 20, 2024. Upon delivery of the vessel, we bareboat chartered back the vessel for a charter period of 10 years. Charter hire is paid monthly, in consecutive installments consisting of (i) a fixed amount equal to $3,000 per day for the first three years from the delivery date, $3,200 per day for the next two years, $3,300 per day for the two years following, and $3,800 per day for the final three years and (ii) a variable amount priced at Term SOFR plus a 2.1% margin for the first three years from the delivery date, Term SOFR plus a 2.45% margin for the following four years, and Term SOFR plus a 2.35% margin for the final three years. The deposit and balance payable under the memorandum of agreement in connection of the sale to the vessel to SK Shipholding S.A., as well as the performance of Daxos’ obligations under both the memorandum of agreement and the bareboat charter are guaranteed by us. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. At the end of the ten-year period, we will have an obligation to buy back the vessel at a purchase price of $15,809,000. Throughout the charter period, Daxos shall insure the vessel against marine and war risks on a hull and machinery basis for not less than 110% of the outstanding lease obligation. The sale bareboat back arrangement also contains other customary termination event provisions relating to non-payment of charter hire, failure to maintain insurance coverage, insolvency, vessel arrest, cessation of business, among others.

Marguerite Maritime S.A. Loan Agreement

On May 23, 2024, we, through our subsidiary Calypso Shipholding S.A. (“Calypso”), entered into an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million (the “Marguerite Loan Facility”) bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, we drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million.

The Marguerite Loan Facility contains a minimum required security cover of 120%, meaning that the market value of the vessel plus the net realizable value of any additional security shall not drop below 120% of the outstanding balance of the loan.

The Marguerite Loan Facility also contains limitations on the occurrence of additional indebtedness by Calypso and Globus, other than indebtedness incurred in the ordinary course of Globus’s business.

Additionally, the Marguerite Loan Facility contains cross-default provisions whereby any sum of indebtedness exceeding $1.0 million for each of the Calypso and Globus (a) is not paid when due or within an originally applicable grace period, (b) is declared to be or otherwise becomes due and payable prior to its specified maturity as result of an event of default (however described), (c) is cancelled or suspended by a creditor of Globus or Calypso as a result of an event of default which is continuing (however described) or (d) is entitled to be declared due and payable prior to its specified maturity as a result of an event of default which is continuing (however described) by any creditor of Globus or Calypso.

The Marguerite Loan Facility also prohibits certain changes of control, including, among other things, the delisting of Globus from Nasdaq or another internationally recognized stock exchange, or the ownership of Calypso ceasing to be owned 100% by Globus, the acquisition by any person or group of persons (acting in concert) of a majority of the shareholder voting rights or the ability to appoint or remove all or the majority of board members of Globus or to give directions with respect to the operating and financial policies of Globus with which the directors are obliged to comply, other than those persons disclosed to Marguerite Maritime S.A. on or around the date of the Marguerite Loan Facility and their affiliates and immediate family members.

The Marguerite Loan Facility also contains other customary event of default provisions relating to non-payment, insolvency, vessel arrest, cessation of business, among others.

As at December 31, 2024, we were in compliance with the covenant of Marguerite Loan Facility.

Purchase of m/v GLBS Angel and m/v GLBS Gigi

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by our Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both paid with available cash. The purchase of each vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors.

An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement.

On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024 we took delivery of the m/v GLBS Gigi.

$25 million Sale and Bareboat Back Arrangement – m/v GLBS Magic

On December 2, 2024, we, through our subsidiary Paralus Shipholding S.A. (“Paralus”), entered into a $25 million sale and bareboat back arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Magic, which was delivered from the relevant shipyard on September 20, 2024. Upon delivery of the vessel, we bareboat chartered back the vessel for a charter period of 10 years. Charter hire is paid monthly, in consecutive installments consisting of (i) a fixed amount equal to $2,250 per day for the first three years from the delivery date, $2,550 per day for the next two years, $2,850 per day for the three years following, and $2,950 per day for the final two years and (ii) a variable amount priced at Term SOFR plus a 2.1% margin for the whole period of 10 years. The deposit and balance payable under the memorandum of agreement in connection of the sale to the vessel to Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., as well as the performance of Paralus’ obligations under both the memorandum of agreement and the bareboat charter are guaranteed by us. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. At the end of the ten-year period, we will have an obligation to buy back the vessel at a purchase price of $15,400,500. Throughout the charter period, Paralus shall insure the vessel against marine and war risks on a hull and machinery basis for not less than 110% of the outstanding lease obligation. The sale bareboat back arrangement also contains other customary termination event provisions relating to non-payment of charter hire, failure to maintain insurance coverage, insolvency, vessel arrest, cessation of business, among others.

We believe that the loan facilities and the sale and bareboat back arrangements referenced are adequate to meet our needs for the foreseeable future based on our current fleet.

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

As of December 31, 2024 and 2023, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or vessel improvements.

On June 9, 2021, we took delivery of the m/v Diamond Globe, a 2018-built Kamsarmax dry bulk carrier, through its subsidiary, Argo Maritime Limited, for a purchase price of $27 million financed with available cash. The m/v Diamond Globe was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt.

On July 20, 2021, we took delivery of the m/v Power Globe, a 2011-built Kamsarmax dry bulk carrier, through its subsidiary, Talisman Maritime Limited, for a purchase price of $16.2 million financed with available cash. The m/v Power Globe was built at Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt.

On November 29, 2021, we took delivery of the m/v Orion Globe, a 2015-built Kamsarmax dry bulk carrier, through its subsidiary, Salaminia Maritime Limited, for a purchase price of $28.4 million financed with available cash. The m/v Orion Globe was built at Tsuneishi Zosen in Japan and has a carrying capacity of 81,837 dwt.

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier with a carrying capacity of approximately 64,000 dwt. The vessel was built at Nihon Shipyard Co. in Japan. The total consideration for the construction of the vessel was approximately $37.5 million, which we financed with equity. In May 2022, we paid the first installment of $7.4 million, in March 2023, we paid the second installment of $3.8 million, in September 2023, we paid the third installment of $3.7 million and in November 2023, we paid the fourth installment of $3.7 million. On January 22, 2024, we paid the final installment of $18.5 million and on January 25, 2024 we took delivery of the vessel, named m/v GLBS Hero.

On May 13, 2022, we signed two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers with a carrying capacity of approximately 64,000 dwt each. The sister vessels were built at Nantong COSCO KHI Ship Engineering Co. in China. The total consideration for the construction of both vessels was approximately $70.3 million. In May 2022 we paid the first installment of $13.8 million and in November 2022 we paid the second installment of $6.9 million for both vessels under construction. Within 2024 we paid the third and fourth installments for both vessels under construction amounting to $13.8 million. On August 12, 2024, we paid the final installment of $18 million and on August 20, 2024 we took delivery of m/v GLBS Might. On September 11, 2024, we paid the final installment of $18 million and on September 20, 2024 we took delivery of m/v GLBS Magic.

On August 18, 2023, we signed two contracts, through Thalia Shipholding S.A. and Olympia Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of approximately 64,000 dwt each. The two vessels will be built at Nihon Shipyard Co. and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million in the aggregate, which we intend to finance with a combination of debt and equity. In August 2023, we paid the first installment of $7.5 million for both vessels under construction and in August 2024 we paid the second installment of $7.5 million for both vessels under construction.

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by our Chairman of the Board of Directors and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both paid with available cash.

The purchase of each vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors. An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024 we took delivery of the m/v GLBS Gigi.

We have no other binding agreements to purchase any additional vessels but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances, including sale and bareboat back transactions, or any combination thereof.

On February 4, 2025, through a wholly owned subsidiary, we entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million, before commissions and expenses, to an unaffiliated third party. The vessel is expected to be delivered to its new owner before April 15, 2025. The sale is subject to customary closing conditions and requirements.

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

C. Research and Development, Patents and Licenses, etc.

We incur, from time to time, expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur. See also “Item 4.B. Business Overview.”

D. Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in demand for dry bulk carriers grew by 3.1%, resulting in a drop of about 61% in the value of the BDI over the period. The global dry cargo fleet is forecasted to grow 2.9% in 2025 and 2.7% in 2026, according to BIMCO, and BIMCO expects cargo volumes to grow by up to 1% in 2025 and between 1.5-2.5% in 2026. BIMCO estimates that the dry bulk orderbook is 10.6% of the current fleet as of January 2025, with, 33.5% of such ship capacity expected to be delivered after 2026.

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, short-term or spot/voyage charter rates will be more volatile than time charter rates, as they reflect short-term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2019. In 2022, the BDI ranged from a low of 965 on August 31, 2022 to a high of 3,369 on May 23, 2022. In 2023, the BDI ranged from a low of 530 on February 16, 2023 to a high of 3,346 on December 4, 2023. In 2024, the BDI ranged from a high of 2,419 on March 18, 2024 to a low of 976 on December 19, 2024. During calendar year 2025 to March 11, 2025, the BDI has ranged from a high of 1,436 (on March 11, 2025) to a low of 715 (on January 30, 2025).

In the beginning of 2025, the International Monetary Fund forecasted the global economy to grow by 3.3% for the year 2025 and 3.1% for the year 2026.

The Black Sea region is an important area for dry bulk shipping, as major grain cargoes are loaded and transported in the Black Sea for worldwide discharging. As hostilities continue, we are aware that these grain volumes may be sourced elsewhere. This means increased ton miles for the dry bulk fleets as these commodities will need to be sourced possibly from the USG or ECSA areas, and travel to the Far East. As a result, the coal trade flows may be significantly affected especially in the event that countries and regions decide to move away from Russian sourced energy commodities; these then will have to be sourced from elsewhere – potentially through faraway overseas routes. As hostilities enter their third year, there continues to be significant volatility and increased uncertainty with a significant impact on the dry bulk market. If these conditions are sustained, the longer-term net impact on the dry bulk shipping market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping.

In addition, disruptions in the Red Sea and the Panama Canal could lead to longer sailing distances, with the possibility of ships being rerouted for longer distances to get to certain points, resulting in increased need for ships. In particular, missile attacks by the Houthis have been reported at vessels passing off Yemen’s coast in the Red Sea. This has caused several vessels to divert via the Cape of Good Hope in South Africa, in order to avoid transiting the Red Sea. The initial effect of Red Sea tensions on the dry bulk market has been positive for the dry bulk market as the longer route via the Cape of Good Hope is absorbing more vessels, thereby reducing supply. Looking forward, it is impossible to predict the course of this conflict and whether there would be any serious escalation emanating from the current state of affairs. Similar to the conflict in Ukraine, we believe that a generalized conflict involving several Middle Eastern nations would possibly result in higher inflation and possibly slower economic growth, which could potentially have an adverse effect on the demand for dry bulk commodities. To the extent that Red Sea tensions remain contained to the region, the effects on the dry bulk market could be similar to what we have seen so far. Apart from the effect on the dry bulk market, the current situation presents a significant safety hazard for all vessels transiting the Red Sea, and could ultimately potentially result in heavy damage being sustained due to successful missile strikes.

As of January 2025, the dry bulk orderbook stood at 109.3 million dwt, or 10.6% of the world’s total dry bulk fleet. BIMCO estimates that Panamax and Supramax fleets will account for 63% of deliveries in 2025-26. This could lead to recycling of older ships or reduced rates for those size ships if there is an increase in supply.

Please read “Item 4.B. Business Overview,” “Item 5. A. Operating Results” and “Item 5. B. Liquidity and Capital Resources.”

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

➢	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned or bareboat chartered in by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

➢	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

➢	Operating days. Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels generate revenues.

➢	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys.

➢	Average number of vessels. We measure average number of vessels by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

➢	TCE rates. We define TCE rates as our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the owner is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by the ship owner whereas for vessels in a pool, such expenses are borne by the pool operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., voyage charters, spot charters and time charters) under which our vessels may be employed between the periods and, therefore, assists in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. The TCE rate is a non-GAAP and non-IFRS measure. We believe the TCE rate provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is a measure used to compare period-to-period changes in a company’s performance and, management believes that the TCE rate provides meaningful information to our investors. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing revenue after deducting voyage expenses, and net revenue from our bareboat charters, by available days for the relevant period excluding bareboat charter days. Voyage expenses primarily consist of brokerage commissions and port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

The following table reflects our ownership days, available days, operating days, average number of vessels and fleet utilization for the periods indicated.

	Year Ended December 31,
	2024	2023	2022	2021	2020
Ownership days	2,669	2,850	3,285	2,594	1,894
Available days	2,624	2,754	3,073	2,531	1,778
Operating days	2,607	2,710	3,029	2,477	1,733
Fleet utilization	99.4%	98.4%	98.5%	97.9%	97.5%
Average number of vessels	7.3	7.8	9.0	7.1	5.2
Daily time charter equivalent (TCE) rate*	$12,475	$9,768	$18,227	$16,627	$5,210

*Amounts subject to rounding.

The following table reconciles our Voyage Revenues to Daily Time Charter Equivalent (“TCE”) for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2024	2023	2022	2021	2020

Voyage revenues	34,532	30,840	61,390	43,211	11,753
Less: Voyage expenses	1,805	3,936	5,373	1,128	2,490
Net revenue	32,727	26,904	56,017	42,083	9,263
Available days	2,624	2,754	3,073	2,531	1,778
Daily TCE rate*	12,475	9,768	18,227	16,627	5,210

*Amounts subject to rounding.

E. Critical Accounting Estimates

Because we apply in our primary financial statements IFRS as issued by the IASB, we are not required to discuss information about our critical accounting estimates here.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, our directors and our secretary. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2026, the term of our Class II directors expires at our annual general meeting of shareholders in 2027, and the term of our Class III directors expires at our annual general meeting of shareholders in 2025. Officers are appointed from time to time by our board of directors or by any superior officer upon whom such power may be conferred by the board of directors and hold office until a successor is appointed or their resignation, death, disqualification or removal. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Name	Position	Age
Georgios Feidakis	Director, Chairman of the Board of Directors	74
Ioannis Kazantzidis	Director	74
Jeffrey O. Parry	Director	65
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	38
Christina Tampourea	Director	52
Olga Lambrianidou	Secretary	69

Biographical information with respect to each of our directors and our officers is set forth below.

Georgios (“George”) Feidakis, a Class III director, is our founder and has served as our non-executive Chairman of our Board of Directors, or Chairman, since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., or FG Europe, a company he has been involved with since 1994 and acts as a director and executive for several of its subsidiaries. FG Europe has been our landlord since August 2022. FG Europe is active in four lines of business and distributes well-known brands of appliances and electronics in Greece, the Balkans, Turkey, Italy and the U.K. FG Europe is also active in the air-conditioning, household appliances and electronics market in Greece and ten other countries in Europe as well as in the production of renewal energy. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. Since January 31, 2017, Mr. Feidakis has been the majority shareholder of Eolos Shipmanagement SA. Mr. Feidakis is also a principal shareholder of Cyberonica S.A., a family-owned company specializing in real estate, which was our landlord until August 2022.

Athanasios (“Thanos”) Feidakis,* a Class I director was appointed to our board of directors in July 2013. In December 2015, Mr. Athanasios Feidakis was also appointed our President, Chief Executive Officer and Chief Financial Officer, and is our sole executive officer. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to April 2016, Mr. Athanasios Feidakis was a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey, Italy and UK. From December 2008 to December 2015, Mr. Athanasios Feidakis was the President of Cyberonica S.A., a family-owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

Jeffrey O. Parry, a Class II director, has served on our board of directors since July 2010. Mr. Parry is managing partner of Mystic Marine Advisors LLC, a Connecticut-based firm providing strategic advice and execution to turnaround and emerging companies and their stakeholders, which he founded in 1998. Mr. Parry is an independent board member of PMGC Holdings Inc., (formerly known as Elevai Labs, Inc.) a California-based skin care company since September 2022. Mr. Parry was chairman of the board of directors of TBS Shipping Limited from April 2012 until March 2018. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University.

Ioannis Kazantzidis, a Class I director, was appointed to our board in November 2016 to fill a vacancy in our board of directors. Mr. Kazantzidis has been the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, since 2007. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, based in Jebel Ali, UAE from 2009 to 2023. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis was the Chairman of Fisherman’s Wharf Pvt Ltd from 1989 to 2015, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015. As of December 31, 2020 to December 31, 2023, Mr. Kazantzidis was a director of Longdon Place Developers LLC.

Christina Tampourea, a Class II director, was appointed to our board on March 13, 2024. Ms. Tampourea has been the Group Chief Commercial Officer of IASO Group of hospitals since 2014 and is a member of its Operational Committee and Management Team. She has served in executive roles in the healthcare and hospital industry since 2001. She has experience in hospital operations, people management and organizational development. Additionally, she has experience in commercial operations with respect to strategy implementation and customer experience. She has been actively involved in greenfield project teams in charge of setting up new healthcare units in Greece. Ms. Tampourea holds a B.Sc. in Business Administration, with a double major in Marketing and Management from the American College of Greece (Deree College). She currently serves as a director for the following organizations: ELITOUR (the Greek Health Tourism Council), which promotes Greece as a destination for medical tourism, since March 2020; IASO Thessaly, a private hospital since September 2022; the Institute of Life at IASO, an assisted fertility unit, since September 2022; and Four Fleet Ventures Group, a group of veterinary clinics throughout Greece, since October 2023.

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

*Athanasios Feidakis is the son of our Chairman, George Feidakis. Other than the aforementioned, there are no other family relationships between any of our directors and our officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. See, however, the covenants of our loan facilities.

The Company is not aware of any agreements or arrangements between any director and any person or entity other than the Company relating to the compensation or other payments in connection with such director’s candidacy or service as a director of the Company.

For information regarding the Company’s Equity Incentive Plan, see “Item 6.E. Share Ownership—Equity Incentive Plan.”

B. Compensation

In August 2016, the Company entered into a consultancy agreement with Goldenmare Limited, an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fee for the services is currently €400,000. Goldenmare Limited is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consulting company double the annual consulting fees plus the average annual bonus (including the value of equity awards) granted to the consulting company throughout the term of the consultancy agreement. Each of our other directors has an appointment letter relating to his or her appointment as a director, none of which provide for benefits upon any future termination of employment or change of control. On March 13, 2024, the Company awarded Goldenmare Limited a one-time bonus of $3 million, half of which was payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. August 20, 2024 and September 20, 2024, respectively. Following the successful delivery of the newbuilding Hull NE442, named m/v GLBS Might, the Company paid the $1.5 million bonus on August 26, 2024 to Goldenmare Limited. The remaining $1.5 million for the successful delivery of the newbuilding Hull NE443, named m/v GLBS Magic, has not been paid yet to the consulting company.

In 2024, the aggregate remuneration that should have been paid to Goldenmare Limited amounted to approximately $3.4 million, but we paid approximately $1.7 million and owed approximately $1.7 million as of December 31, 2024. In 2023, the aggregate remuneration that should have been paid to Goldenmare amounted to approximately $432,000, but we paid approximately $355,000 and owed approximately $77,000 as of December 31, 2023, but was subsequently paid in full in 2024. In 2022, the aggregate remuneration that should have been paid to Goldenmare amounted to approximately $2.0 million, none of which was paid as of December 31, 2022 but has subsequently been paid in full. We did not pay or owe any remuneration directly to Athanasios Feidakis, our sole executive officer and sole senior manager, in 2022, 2023, or 2024.

The aggregate compensation, including bonuses, actually paid to Goldenmare Limited was approximately $1.7 million in 2024, $2.5 million in 2023 and $57,000 in 2022. Our senior management received no common shares in 2024, 2023 and 2022. In addition, we owed Goldenmare $1.7 million, $77,000 and $2.1 million on December 31, 2024, 2023 and 2022, respectively. We currently owe Goldenmare an aggregate of $1.7 million.

In 2022, we changed how we compensate our non-executive directors. In 2022 and 2023, our non-executive directors each received $40,000 annually as members of our board. In addition, in 2022 and 2023, each non-executive and independent directors who previously received shares received an additional $20,000 per year. In 2022 and 2023, non-executive and independent directors on our remuneration committee and nomination committee each received an additional $5,000 annually per committee and the chairperson of our audit committee received an additional $10,000 annually, our lead independent director, Jeffrey O. Parry, received an additional $10,000 annually, and the chairperson of our board received an additional $40,000 annually. In 2024, we changed the compensation scheme of our directors and pay each director (except for a director who is also an executive officer) $80,000 per annum, regardless of committee participation.

The aggregate compensation actually paid to our non-executive directors was $304,000 in 2024, was $240,000 in 2023, and was $285,000 in 2022. As of December 31, 2024, we had not yet paid our non-executive directors the cash amounts that we agreed to pay them for their prior service; such amount in the aggregate was $80,000 for 2024, which amount was paid in 2025. We did not issue any shares to our directors in 2022, 2023, and 2024 as compensation.

We are bound by Greek labor law with respect to our Greek employees, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2024 a non-current liability of approximately $191,000 for such payments.

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

We have an Audit Committee, a Remuneration Committee and a Nomination Committee.

The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. It is responsible for ensuring that our financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to our accounts and for reviewing and approving related party transactions. Our board of directors has determined that Ioannis Kazantzidis is our audit committee financial expert, and he is the chair of the committee. Each Audit Committee member has experience in reading and understanding financial statements, including statements of financial position, statements of comprehensive income and statements of cash flows.

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

As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. domestic companies, including the requirement to maintain a board of directors comprised of a majority of independent directors.

D. Employees

As of December 31, 2024, we had 25 full-time employees and two consultants that we hired directly. All our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members (which are not our employees but hired through crewing agents) are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

E. Share Ownership

With respect to the total number of common shares owned by our executive officer and our directors, individually and as a group, please read “Item 7.A. Major Shareholders.”

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

The number of our common shares reserved for issuance under the Plan is 2,000,000 shares. The Plan is generally administered by the remuneration committee of our board of directors. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, unrestricted stock, other equity-based or equity-related awards, and dividend equivalents at the discretion of our remuneration committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date. For so long as prohibited by the Marshall Islands Business Corporations Act, no committee of the Board shall grant awards to directors of the Company for serving on the board of directors or any committee thereto, and in such a case, the determination of any awards to directors for serving on the board of directors or any committee thereto shall be made by the full board of directors (and not any committee thereof).

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

Grants under the Equity Incentive Plan

No awards were granted pursuant to any equity incentive plan during the years ended December 31, 2024, 2023 and 2022.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information concerning ownership of our common shares as of March 12, 2025 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, the executive officer named in this annual report on Form 20-F and our directors and executive officer as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 20,582,301 common shares outstanding on March 12, 2024. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares.

The address for our directors and executive officer is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

With respect to the persons who beneficially own more than 5.0% of our outstanding common shares, we have prepared the following table based on information filed with the SEC, and we have not sought to verify such information, and have assumed that such information remains current. Ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC regarding beneficial ownership and include voting or investment power with respect to common shares. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of common shares beneficially owned by a beneficial holder and the percentage ownership of that beneficial holder, common shares underlying warrants held by that beneficial holder that are exercisable as of March 12, 2025, or exercisable within 60 days after March 12, 2025, are deemed outstanding. Such common shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The number of common shares owned and percentages in the table below do give effect to any beneficial ownership blockers contained in any warrants that we have issued.

The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the SEC or information regarding the beneficial ownership of our common shares delivered to us:

Name and address of beneficial owner	Number of common shares beneficially owned as of March 12, 2025	Percentage of common shares beneficially owned as of March 12, 2025
5% Beneficial Owners
Armistice Capital, LLC (1)	1,200,000	5.5%
Intracoastal Capital LLC (2)	1,959,250	8.7%
Lind Global Macro Fund, LP (3)	2,093,808	9.2%
Executive Officer and Directors
George Feidakis (4)	5,115,776	24.9%
Ioannis Kazantzidis	7,639	*%
Jeffrey O. Parry	7,619	*%
Athanasios Feidakis (5)	328,828	1.6%
Christina Tampourea	-	*%
Our executive officer and all directors as a group	5,459,862	26.5*%(6)

_______________

*Less than 1.0% of the outstanding shares.

(1) Based solely on the information reported on Schedule 13G jointly filed with the SEC on February 14, 2025 by Armistice Capital, LLC and Mr. Steven Boyd. Armistice Capital, LLC is the investment manager of Armistice Capital Master Fund Ltd. (the “Armistice Master Fund”), the direct holder of the securities, and pursuant to an Investment Management Agreement, Armistice Capital, LLC exercises voting and investment power over the securities of Globus held by the Armistice Master Fund and thus may be deemed to beneficially own the securities of Globus held by the Armistice Master Fund. Mr. Steven Boyd, as the managing member of Armistice Capital, LLC, may be deemed to beneficially own the securities of Globus held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of Globus directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital, LLC. The address of the principal business office for Armistice Capital, LLC and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022. Based on information held by Globus, we believe that the common shares beneficially owned by Armistice Capital, LLC are in the form of warrants that we have issued.

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

(3) Based solely on the information reported on Amendment No. 3 to Schedule 13G jointly filed with the SEC on February 13, 2023 by Lind Global Macro Fund, LP, Lind Global Partners LLC and Mr. Jeff Easton. The reporting persons’ ownership consists of warrants to purchase 2,093,808 common shares. Lind Global Partners LLC, the general partner of Lind Global Macro Fund, LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. Jeff Easton, the managing member of Lind Global Partners LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. The address of the principal business office for Lind Global Partners LLC, Lind Global Macro Fund, LP and Mr. Easton is 444 Madison Ave, Floor 41, New York, NY 10022.

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

When we filed our annual reports for the years ended 2023, 2022 and 2021, Mr. George Feidakis beneficially owned 24.9%, 3.7%, and 3.7% of our common shares, respectively.

(5) Athanasios Feidakis controls Goldenmare Limited, which owns 10,300 Series B preferred shares. Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99%. For a further description of the Series B preferred shares, see “Description of Securities” filed as Exhibit 2.1 hereto.

As of March 12, 2025, we had six shareholders of record, three of which are located in the United States, one of which was Cede & Co., a nominee of The Depository Trust Company, which is located in the United States and held an aggregate of 20,567,032 of our common shares, representing 99.9% of our outstanding common shares. We believe that the common shares that are held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. Our major common shareholders have the same voting rights as our other common shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of our knowledge, except as disclosed in the table above (including the Series B preferred shares referenced above), we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

In the normal course of business, there have been institutional investors that buy and sell our shares. It is possible that significant changes in the percentage ownership of these investors will occur. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Lease

On August 5, 2021, we entered into a rental agreement for 902 square meters of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of our Chairman) at a monthly rate of €26,000 with a lease period ending August 4, 2024. The rental agreement dated August 5, 2021, terminated a previous agreement, which had been in place since 2016 and provided for a monthly rate of €10,360. On June 22, 2022, we entered into a new rental agreement with F.G. Europe A.E. (an affiliate of our Chairman) for the same office space, at the same rate of €26,000 and with the same lease period ending of August 4, 2024, which expired by its terms. On August 1, 2024, our Manager entered into a new rental agreement with F.G. Europe A.E. (an affiliate of our Chairman) for the same office space, at the rate of €27,500 and with a lease period commencing August 5, 2024 and ending on August 4, 2027. During the years ended December 31, 2024, 2023 and 2022, the rent paid amounted to $353,000, $349,000 and $341,000, respectively, to F.G. Europe and Cyberonica S.A for the rental of office space for our operations. As of December 31, 2024, we owed €34,000 in back rent to F.G. Europe, which was paid in February 2025.

Employment of Relative of Mr. George Feidakis

As of July 1, 2013, Mr. Athanasios Feidakis became a non-executive director of the Company. Mr. Athanasios Feidakis was previously an employee of the Company and his employment agreement was terminated when he became a non-executive director. Mr. Athanasios Feidakis was appointed as President, Chief Executive Officer and Chief Financial Officer as of December 28, 2015 and remains in these positions. He is the son of our Chairman, Mr. George Feidakis.

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

Consultancy Agreements

On August 18, 2016, the Company entered into a consultancy agreement with Goldenmare Limited, an affiliated company of our CEO, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fee for the services provided amounted to €200,000. The consulting company is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consulting company double the annual consultancy fee plus the average annual bonus (including the value of equity awards) granted to the consulting company throughout the term of the consultancy agreement. In December 2020, we agreed to increase the consultancy fee of Goldenmare Limited from €200,000 to €400,000 per annum. We have, over the years, granted bonuses and awards to Goldenmare Limited, including in 2024. Please see “Item 6.B. Compensation” for a description of the 2024 bonus. In December 2021 we agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, if at the time of the latter payment Mr. Athanasios Feidakis remains our CEO and Goldenmare Limited has not terminated its consultancy agreement, which was paid in full in 2023. Each of our other directors has a contract relating to his appointment as a director.

On July 15, 2021 we entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services our Manager receives a daily fee of $1,000. Our Chairman is the majority shareholder of Eolos Shipmanagement S.A. This agreement was terminated on December 3, 2024.

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

Purchase of Two Vessels

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by our Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both paid with available cash. An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance is due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024 we took delivery of the m/v GLBS Gigi.

We historically had entered into certain related party transactions. See “Item 4.A. History and Development of the Company.”

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, operating results or liquidity, nor are we aware of any other proceedings that are pending or threatened which may have a significant effect on our business, financial position, operating results or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that some of these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company.

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

Marshall Islands law generally prohibits the payment of dividends other than from surplus (but in case there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year) or while a corporation is insolvent or would be rendered insolvent by the payment of such dividend or when the declaration or payment would be contrary to any restrictions contained in the articles of incorporation.

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

No dividends were declared or paid on our common shares during the years ended December 31, 2024, 2023, and 2022.

No Series A Preferred Shares were outstanding as of December 31, 2024, 2023, and 2022, or as of the date of this annual report on Form 20-F.

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

Item 9. The Offer and Listing

A. Offer and Listing Details

Our common shares trade on the Nasdaq Capital Market under the symbol “GLBS.”

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares trade on the Nasdaq Capital Market under the ticker “GLBS.” All of our shares are in registered form. Our articles of incorporation do not permit the issuance of bearer shares.

D. Selling Shareholders

Not applicable.

E. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation have been filed as an exhibit to our report filed with the SEC on Form 6-K on October 22, 2020. Our Amended and Restated Bylaws have been filed as an exhibit to this annual report on Form 20-F. Our Certificate of Designation for Series A Preferred Stock has been filed as an exhibit to our report filed with the SEC on Form 6-K on April 27, 2012. Our Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock has been filed as an exhibit this annual report on Form 20-F. Our Statement of Designation of Rights, Preferences and Privileges of Series C Participating Preferred Shares has been filed as an exhibit to our report filed with the SEC on Form 6-K on August 3, 2023.

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

Description of Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; the number of shares of the series; the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and the voting rights, if any, of the holders of the series. A description of the preferred shares that we have issued is contained within the “Description of Securities” filed as Exhibit 2.1 hereto and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Description of Warrants

For a summary of certain terms and provisions of our Class A Warrants, PP Warrants, December 2020 Warrants, January 2021 Warrant, February 2021 Warrants and June 2021 Warrants, please see “Description of Warrants” within the “Description of Securities” filed as Exhibit 2.1 hereto.

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

A copy of the Rights Agreement was filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on August 3, 2023 and incorporated by reference as Exhibit 2.3 hereto. Amendment No. 1 to the Rights Agreement was filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on January 30, 2025 and incorporated by reference as Exhibit 2.4 hereto. A further description of the material terms of the Rights Agreement, as amended is included in “Description of Securities” filed as Exhibit 2.1 hereto and incorporated by reference herein.

C. Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. We refer you to “Item 7.B. Related Party Transactions” for a discussion of our agreements with companies related to us. We also refer you to “Item 4. Information on the Company,” “Item 5.B. Liquidity and Capital Resources—Indebtedness,” “Item 6.B. Compensation,” “Item 6.E. Share Ownership,” “Item 10.B. Memorandum and Articles of Association” and “Description of Securities” filed as Exhibit 2.1 hereto for a description of other material contracts.

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

Because we (including our subsidiaries) do not, and assuming that we and our subsidiaries continue not to, carry on business or conduct transactions or operations in the Marshall Islands, and because we anticipate (and therefore assuming) that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding tax on our distributions. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and such shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.

Malta Tax Considerations

One of our subsidiaries is incorporated in Malta, which imposes taxes on us that are immaterial to our operations.

Greek Tax Considerations

Vessels flying a foreign (i.e., non-Greek) flag which are managed by a company which has established a branch office in Greece pursuant to the provisions of Article 25 of Law 27/1975 (formerly Law 89/1967) are subject to a fixed annual tonnage tax, similar to the tonnage tax regime in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax completely satisfies all income tax obligations of both the ship-owning company and of all its shareholders up to the ultimate beneficial owners (subject to what is referenced in the subsequent paragraph). Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities.

The tax residents of Greece who receive dividends from such ship-owning companies or their holding companies, (pursuant to an agreement between the Union of Greek Shipowners and the Greek State) are taxed at 5% on the dividends which they receive and which they import into Greece. Those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad (i.e., outside Greece) are not subject to such 5% tax.

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

The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-United States corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). The Company does not believe that it satisfied the 50% Ownership Test for the taxable year ended December 31, 2024 and has no basis to expect that it will satisfy the 50% Ownership Test in the near future.

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

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of the Company’s common shares, or 5% Shareholders, the Section 883 Regulations permit a company whose stock is traded on an established securities market in the United States to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as owning 5% or more of the company’s common shares.

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

The Company believes that it satisfied the Publicly Traded Test for the taxable year ended December 31, 2024, based on information reported in Schedule 13G and Schedule 13D filings with the SEC. The Company cannot currently predict whether it will satisfy the Publicly Traded Test for the current taxable year. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company were to meet the Publicly Traded Test described above, the Company also generally would be a qualified shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption.

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2024.

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

The Company will try to manage its vessels and its business so as to avoid being classified as a PFIC for a future taxable year; however, there can be no assurance that the nature of the Company’s assets, income and operations will remain the same in the future (notwithstanding the Company’s current expectations). Additionally, no assurance can be given that the IRS or a court of law will accept the Company’s position that the time charters that the Company’s subsidiaries have entered into or any other time charter that the Company or a subsidiary may enter into will give rise to active income rather than passive income for purposes of the PFIC rules, or that future changes of law will not adversely affect this position. The Company has not obtained a ruling from the IRS on its time charters or its PFIC status and does not intend to seek one. Any contest with the IRS may materially and adversely impact the market for the common shares and the prices at which they trade. In addition, the costs of any contest on the issue with the IRS will result in a reduction in cash available for distribution and thus will be borne indirectly by the Company’s shareholders.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file annual reports and other information with the SEC. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on our website at www.globusmaritime.gr. Information that is available on or accessed through these websites does not constitute part of, and is not incorporated by reference into, this annual report on Form 20-F.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will also provide without charge to each person, including any beneficial owner of our common shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report on Form 20-F. Please direct such requests to:

Globus Maritime Limited

c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue

3rd Floor

166 74 Glyfada

Athens, Greece

+30 210 960 8300

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders.

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan and sale and bareboat back arrangements. As of December 31, 2024, we had a $119 million principal balance outstanding under our finance agreements and as of December 31, 2023 we had a $52.6 million principal balance outstanding under the CIT Loan Facility.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income.

In 2024, the weighted average interest rate for our then-outstanding facilities in total was 7.7% and the respective interest rates on our loan agreements ranged from 6.45% to 8.17%, including margins.

We will continue to have debt outstanding, which could impact our operating results and financial condition. Although we may in the future prefer to generate funds through equity offerings on terms acceptable to us rather than through the use of debt arrangements, we may not be able to do so. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

The following table sets forth the sensitivity of our loan and sale and bareboat back arrangements as of December 31, 2024 as to a 1.0% (100 basis points) increase in SOFR, during the next four years, and reflects the additional interest expense that will be incurred.

Year	Amount
2025	$1.2 million
2026	$1.0 million
2027	$0.8 million
2028	$0.7 million
2029 and thereafter	$2.3 million

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

For accounting purposes, expenses incurred in Euro and other foreign currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. We do not consider the risk from exchange rate fluctuations to be material for our operating results. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. While we historically have not mitigated the risk associated with currency exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

Liquidity

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability but can also increase the risk of losses. We minimize liquidity risk by maintaining sufficient cash and cash equivalents.

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

The superior voting rights of our Series B preferred shares limit our common shareholders’ ability to influence corporate matters. The interests of the holder of the Series B preferred shares may conflict with the interests of our common shareholders, and as a result, we may take actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and operating results, and the trading price of our common shares.

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

Shareholders Rights Agreement

Pursuant to the Shareholders Rights Agreement dated August 3, 2023, as amended on January 30, 2025, each common share includes one preferred share purchase right that entitles the holder to purchase from us one-thousandth of a share of our Series C Participating Preferred Shares if any third party (except for Georgios Feidakis, Athanasios Feidakis, Konstantina Feidakis, Angelina Feidakis, Firment Shipping Inc. and Goldenmare Limited, or any of their respective affiliates) acquires beneficial ownership of 15% or more of our common shares without the approval of our board of directors.

The superior voting rights of our Series C Participating Preferred Shares limit the ability of our common shareholders to control or influence corporate matters. See “Description of Securities,” attached hereto as Exhibit 2.1 and incorporated by reference herein, and “Item 3. D. Risk Factors.”

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Management, comprised of our chief executive officer and chief financial officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act) as of the end of the period covered by this annual report on Form 20-F. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2024 was effective.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Ioannis Kazantzidis is our audit committee financial expert and he is considered to be “independent” according to the SEC rules and the corporate governance rules of the Nasdaq Stock Market.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers, employees and agents. Our code of ethics is posted on our website, https://www.globusmaritime.gr/media/65b7b55935365.pdf , and certain of our policies can be found here: https://www.globusmaritime.gr/en/about/corporate-governance, and is available upon written request by our shareholders at no cost to Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece. Information on, or accessed through, our website does not constitute a part of this annual report and is not incorporated by reference. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website. Shareholders may direct their requests to the attention of Secretary, c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2023. This table below sets forth the total (actual) amounts billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services and breaks down the amounts by category of services:

	2024	2023
Audit Fees	$214,470	$226,800
Audit-Related Fees	—	—
Tax Fees	$—	$—
All Other Fees	—	—
Total	$214,470	$226,800

Audit fees for the years ended December 31, 2024 and 2023 were paid in Euros, and we assume an exchange rate of 0.93€/$ for both 2024 and 2023.

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

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

➢	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that certain shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

➢	In lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees may be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals.

➢	In lieu of holding regularly scheduled meetings of the board of directors at which only independent directors are present, we will not be holding such regularly scheduled meetings.

➢	In lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not required to be comprised of a majority of independent directors.

➢	In lieu of an audit committee comprised of three independent directors, our audit committee has two members.

➢	In lieu of having a remuneration committee with the authorities and responsibilities set forth in the Nasdaq rules, our remuneration committee is not required to have such authorities and responsibilities.

➢	In lieu of having an audit committee, remuneration committee and nomination committee with the composition, size, authorities and responsibilities set forth in the Nasdaq rules, our audit committee, remuneration committee and nomination committee are not required to have such composition, size, authorities and responsibilities.

➢	In lieu of obtaining shareholder approval prior to the issuance of securities, we will comply with provisions of the BCA, which allows the board of directors to approve all share issuances, including share issuances (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) that are equity-based compensation of officers, directors, employees or consultants; or (iv) in connection with transactions other than public offerings.

➢	In lieu of obtaining shareholder approval prior to adopting or materially revising any equity compensation plan, including our equity incentive plan, we will comply with provisions of the BCA, which allows the board of directors to approve all adoptions of and amendments to equity compensation plans including our equity incentive plan.

➢	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board or committee, and the board or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors; or (ii) if the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders. Article VI of our articles of incorporation further limit our ability to enter into business transactions with interested shareholders.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

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

Overall, our approach to cybersecurity risk management includes the following key elements:

(i)	Continuous monitoring of cybersecurity threats, both internal and external, through the use of data analytics and network monitoring systems.
(ii)	Engagement of third-party consultants and other advisors to provide IT services and to assist in assessing points of vulnerability of our information security systems.
127

(iii)	Overall assessment of cybersecurity incidents materiality and potential impact on the company’s operations and financial condition by our senior management team and our board of directors, in cooperation, if considered necessary, with specialized external consultants.
(iv)	Oversight responsibility of cybersecurity risks and compliance with relevant disclosure requirements lies with our board of directors.
(v)	Training and Awareness – we have various information technology policies relating to cybersecurity. We also provide employee training that is administered on a periodic basis that reinforces our information technology policies, standards and practices, as well as the expectation that employees comply with these policies and identify and report potential cybersecurity risks. We also require employees to sign confidentiality agreements, where appropriate to their role.

We continue to invest in our cybersecurity systems and to enhance our internal controls and processes. Our business strategy, operating results and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. While we have dedicated significant resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, operating results and financial condition. For more information certain risks associated with cybersecurity, see “Item 3.D. Risk Factors—Company-Specific Risk Factors— A cyber-attack or our information systems otherwise not properly working could materially disrupt our business.”

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., begins on page F-1 and are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Globus Maritime Limited dated October 20, 2020 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Annual Report on Form 6-K (Reg. No. 001-34985) furnished on October 22, 2020)

1.2*	Amended and Restated Bylaws of Globus Maritime Limited*

1.3	Certificate of Designation for Series A Preferred Stock of Globus Maritime Limited dated April 24, 2012 (incorporated by reference to Exhibit 1.3 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on April 27, 2012)

1.4*	Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock of Globus Maritime Limited dated July 27, 2020*

1.5	Statement of Designation of Rights, Preferences and Privileges of Series C Participating Preferred Shares of Globus Maritime Limited (incorporated by reference to Exhibit 3.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on August 3, 2023)

2.1*	Description of Securities

2.2	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 3.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on August 3, 2023)

2.3	Shareholders Rights Agreement, dated as of August 3, 2023, by and between Globus Maritime Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on August 3, 2023)

2.4	Amendment No. 1 to the Shareholders Rights Agreement, dated as of January 30, 2025, by and between Globus Maritime Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on January 30, 2025)

2.5	Equity Incentive Plan of Globus Maritime Limited (incorporated by reference to Exhibit 2.4 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.1	Registration Rights Agreement between Globus Maritime Limited and Firment Trading Limited dated November 23, 2016 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on November 27, 2016)

4.2*	Private Sublease Agreement dated August 1, 2024 between F.G. Europe A.E. and Globus Shipmanagement Corp.

4.3	Warrant Agency Agreement dated June 22, 2020 among the Company, Computershare Inc., and Computershare Trust Company, N.A. as warrant agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.4	Form of Class A Warrant dated June 22, 2020 (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 22, 2020)

4.5	Form of Securities Purchase Agreement dated June 26, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.6	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 29, 2020)

4.7	Form of Securities Purchase Agreement dated July 17, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.8	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on July 17, 2020)

4.9	Form of Securities Purchase Agreement dated December 7, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.10	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.11	Form of Securities Purchase Agreement dated January 27, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.12	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.13	Form of Securities Purchase Agreement dated February 12, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.14	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.15	Form of Securities Purchase Agreement dated June 25, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.16	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.17	Deed of Accession, Amendment and Restatement of Facility Agreement among First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and Globus Maritime Limited, among others, dated August 10, 2023 (incorporated by reference to Exhibit 4.17 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.18	Shipsale Contract for Construction and Sale of One (1) 64,000 DWT Type Bulk Carrier (Hull No. S-K192) dated August 18, 2023 among Olympia Shipholding S.A., Giant Line Inc., S.A. and Nihon Shipyard Co., Ltd. (incorporated by reference to Exhibit 4.21 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.19	Shipsale Contract for Construction and Sale of One (1) 64,000 DWT Type Bulk Carrier (Hull No. S-3012) dated August 18, 2023 among Thalia Shipholding S.A., Giant Line Inc., S.A. and Nihon Shipyard Co., Ltd. (incorporated by reference to Exhibit 4.22 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.20	Bareboat Charter and related Memorandum of Agreement each dated February 23, 2024 between Daxos Maritime Limited as Bareboat Charterer/Seller and SK Shipholding S.A. as Owner/Buyer and Guarantees issued by Globus Maritime Limited, each dated February 23, 2024 (incorporated by reference to Exhibit 4.23 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.21*	Facility Agreement dated May 23, 2024 among Calypso Shipholding S.A. as borrower, Globus Maritime Limited as guarantor and Marguerite Maritime S.A. as original lender

4.22*	Bareboat Charter and related Memorandum of Agreement each dated December 2, 2024 between Paralus Shipholding S.A. as Bareboat Charterer/Seller and Sankyo Shoji Co., Ltd. and Greatsail Shipping S.A. as Owners/Buyers and Guarantee issued by Globus Maritime Limited, dated December 2, 2024

4.23*	Memorandum of Agreement between Regus Shiptrade Limited as Seller and Domina Maritime Ltd. as Buyer and Guarantee issued by Globus Maritime Limited, each dated October 23, 2024

4.24*	Memorandum of Agreement between Sovereign Navigation Company as Seller and Dulac Maritime S.A. as Buyer and Guarantee issued by Globus Maritime Limited, each dated October 23, 2024

8.1	Subsidiaries of Globus Maritime Limited (incorporated by reference to Exhibit 8.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024))

11.1	Policies and Procedures to Detect and Prevent Insider Trading of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President and Chief Executive Officer

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President and Chief Executive Officer

13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

15.1*	Consent of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.

97.1	Policy for the Recovery of Erroneously Awarded Compensation of Globus Maritime Limited (incorporated by reference to Exhibit 97.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

101*	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2024 and 2023; (ii) Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2024, 2023 and 2022; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (vi) the Notes to Consolidated Financial Statements.

104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

 _______

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer and Chief Financial Officer

Date: March 14, 2025

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Globus Maritime Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

At December 31, 2024, the carrying value of the Company’s vessels was $248,979 thousand. As discussed in Notes 2.3, 2.12 and 5 to the consolidated financial statements, at each reporting date the Company assesses whether there are any indicators that a vessel may be impaired. In its evaluation of impairment indicators the Company considers external and internal information, in accordance with IAS 36 Impairment of Assets (“IAS 36”) and applies judgment when assessing market conditions.

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

F-3

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2007.

Athens, Greece

March 14, 2025

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of U.S. Dollars, except share and per share)

	Notes	2024	2023	2022
REVENUE:
Voyage revenues	2.4, 2.20	34,532	30,840	61,390
Management & consulting fee income	4	338	365	365
Total Revenues		34,870	31,205	61,755

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	12	(1,805)	(3,936)	(5,373)
Vessel operating expenses	12	(14,342)	(16,090)	(18,012)
Depreciation	5	(6,236)	(4,725)	(5,600)
Depreciation of drydocking costs	5	(3,507)	(4,185)	(4,646)
Administrative expenses	13	(3,694)	(3,541)	(2,876)
Administrative expenses payable to related parties	4	(3,785)	(713)	(1,412)
Reversal of impairment	5	1,891	4,400	—
Gain from sale of vessel		2	3,876	—
Other (expenses)/income, net		5	(14)	(204)
Operating income		3,399	6,277	23,632

Interest income		2,766	2,634	375
Interest expense and finance costs	14	(6,289)	(4,354)	(2,320)
Gain from the modification of the Loan	11	—	417	—
Gain on derivative financial instruments		467	388	2,520
Foreign exchange gains/(losses), net		88	(90)	73
		(2,968)	(1,005)	648

TOTAL INCOME FOR THE YEAR		431	5,272	24,280
Other Comprehensive Income		—	—	—
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		431	5,272	24,280

Earnings per share (U.S.$):
- Basic and Diluted earnings per share for the year	10	0.02	0.26	1.18

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents GLOBUS MARITIME LIMITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION As at December 31, 2024 and 2023 (Expressed in thousands of U.S. Dollars)

ASSETS	Notes	2024	2023

NON-CURRENT ASSETS
Vessels, net	5	248,979	100,557
Advances for vessel purchase	5	15,051	47,246
Office furniture and equipment		101	85
Right of use asset	16	852	182
Restricted cash	3	2,770	3,530
Fair value of derivative financial instruments	19	181	495
Other non-current assets		10	10
Total non-current assets		267,944	152,105
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	19	442	808
Trade accounts receivable, net	2.7	1,114	1,151
Inventories	6	1,226	1,256
Prepayments and other assets		2,373	1,789
Restricted cash	3	1,050	90
Cash and cash equivalents	3	46,837	74,202
Total current assets		53,042	79,296
TOTAL ASSETS		320,986	231,401

EQUITY AND LIABILITIES

EQUITY
Issued share capital	9	82	82
Share premium	9	284,406	284,406
Accumulated deficit		(108,087)	(108,518)
Total equity		176,401	175,970
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	11	59,270	45,759
Financial liabilities, net of current portion	11	50,014	—
Provision for staff retirement indemnities		191	171
Lease liabilities	2, 16	531	—
Total non-current liabilities		110,006	45,930
CURRENT LIABILITIES
Current portion of long-term borrowings	11	6,946	6,500
Current portion of financial liabilities	11	1,860	—
Sellers’ Credit	4, 5	19,000	—
Trade accounts payable and other	4, 7	3,589	362
Accrued liabilities and other payables	8	2,156	1,763
Current portion of lease liabilities	2, 16	332	188
Deferred revenue	2.4	696	688
Total current liabilities		34,579	9,501
TOTAL LIABILITIES		144,585	55,431
TOTAL EQUITY AND LIABILITIES		320,986	231,401

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2024, 2023 and 2022

(Expressed in thousands of U.S. Dollars)

	Issued Share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2022	82	284,406	(138,070)	146,418
Income for the year	—	—	24,280	24,280
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	24,280	24,280
As at December 31, 2022	82	284,406	(113,790)	170,698
Income for the year	—	—	5,272	5,272
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	5,272	5,272
As at December 31, 2023	82	284,406	(108,518)	175,970
Income for the year	—	—	431	431
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	431	431
As at December 31, 2024	82	284,406	(108,087)	176,401

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents GLOBUS MARITIME LIMITED CONSOLIDATED STATEMENT OF CASH FLOWS For the years ended December 31, 2024, 2023 and 2022 (Expressed in thousands of U.S. Dollars

	Notes	2024	2023	2022
Operating activities
Income for the year		431	5,272	24,280
Adjustments for:
Depreciation	5	6,236	4,725	5,600
Depreciation of deferred drydocking costs	5	3,507	4,185	4,646
Payment of deferred drydocking costs		(2,344)	(10,433)	(2,995)
Provision for staff retirement indemnities		20	23	35
Reversal of impairment	5	(1,891)	(4,400)	—
Gain on derivative financial instruments		(467)	(388)	(2,520)
Gain on sale of vessel		(2)	(3,876)	—
Interest expense and finance costs	14	6,289	4,354	2,320
Gain from the modification of the Loan		—	(417)	—
Interest income		(2,766)	(2,634)	(375)
Foreign exchange (gains)/losses, net		(69)	64	(26)
(Increase)/decrease in:
Trade accounts receivable		37	(1,042)	894
Inventories		30	1,772	(2,176)
Prepayments and other assets		(584)	1,098	(1,663)
Increase/(decrease) in:
Trade accounts payable		2,936	(3,385)	2,721
Accrued liabilities and other payables		(87)	355	(2,207)
Deferred revenue		9	272	(1,628)
Net cash generated from / (used in) operating activities		11,285	(4,455)	26,906
Cash flows from investing activities:
Vessel acquisition	5	(105,090)	—	—
Net Proceeds from sale of vessel	5	11,498	35,097	—
Advances for vessel acquisition	5	(7,522)	(19,074)	(28,172)
Vessels’ improvements	5	(522)	(161)	(1,178)
Purchases of office furniture and equipment		(51)	(37)	(33)
Interest received		2,766	2,634	375
Net cash generated from / (used in) investing activities		(98,921)	18,459	(29,008)
Cash flows from financing activities:
Proceeds from long-term borrowings and financial liabilities	11	76,000	25,000	18,000
Repayment of long-term borrowings and financial liabilities	11	(7,043)	(6,250)	(5,375)
Prepayment of long-term borrowings	11	(2,567)	(10,505)	—
(Increase)/decrease in restricted cash	3	(200)	2,348	(744)
Payment of financing costs		(986)	(406)	(259)
Payment of lease liability - principal		(310)	(321)	(286)
Interest paid		(4,623)	(2,501)	(1,614)
Net cash generated from financing activities		60,271	7,365	9,722
Net increase / (decrease) in cash and cash equivalents		(27,365)	21,369	7,620
Cash and cash equivalents at the beginning of the year	3	74,202	52,833	45,213
Cash and cash equivalents at the end of the year	3	46,837	74,202	52,833

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.        Basis of presentation and general information

The accompanying consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its common shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus’ shares were delisted from AIM. On April 11, 2016, Globus’s common shares began trading on the Nasdaq Capital Market and ceased trading on the Nasdaq Global Market.

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at December 31, 2024:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name

Globus Shipmanagement Corp.	Marshall Islands	—	— (1)
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (2)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic (2)
Dulac Maritime S.A.	Marshall Islands	November 19, 2024	m/v GLBS Angel
Domina Maritime Ltd.	Marshall Islands	December 3, 2024	m/v GLBS Gigi
Olympia Shipholding S.A.	Marshall Islands	—	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	—	Hull No: S-3012
Artful Shipholding S.A.	Marshall Islands	—	— (3)
Longevity Maritime Limited	Malta	—	—

(1)	Management Company
(2)	Subject to sale and bareboat back arrangements which account as financing arrangements (Note 11).
(3)	m/v Moon Globe was sold and delivered to her new owners on July 8, 2024.

The consolidated financial statements as at December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024, were approved for issuance by the Board of Directors on March 13, 2025.

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

As at December 31, 2024, the Company reported a total comprehensive income for the year of $431, Cash and cash equivalents of $46,837, a working capital surplus of $18,463, an operating income of $3,399 and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no effect on the Company’s operations. Furthermore, the intensity and duration of wars and tensions in the Middle East is difficult to predict and its impact on the world economy and dry bulk industry is uncertain. It is possible that such tensions could result in the eruption of further hostilities in other regions, including the Red Sea, and could adversely affect the Company’s business, financial conditions, operating results, and cash flows.

Statement of Compliance: These consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.           Basis of Preparation and Accounting Policies (continued)

2.2         Standards amendments and interpretations:

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as at January 1, 2024:

•	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

•	IFRS 16 Leases: Lease Liability in a Sale and Leaseback (Amendments).
•	IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments Disclosures - Supplier Finance Arrangements (Amendments).

These newly adopted IFRS and amendments to IFRS did not have a material impact on the Company’s accounting policies.

Standards issued but not yet effective and not early adopted:

•	IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments). The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures - Classification and Measurement of Financial Instruments (Amendments). In May 2024, the IASB issued amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures and they become effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity (Amendments). In December 2024, the IASB issued targeted amendments for a better reflection of Contracts Referencing Nature-dependent Electricity, which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures and they become effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	IFRS 18 Presentation and Disclosure in Financial Statements. In April 2024, the IASB issued the IFRS 18 - Presentation and Disclosure in Financial Statements which replaces IAS 1 - Presentation of Financial Statements and it becomes effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures. Management will analyse the requirements of this newly issued standard and assess its impact.

•	IFRS 19 Subsidiaries without Public Accountability: Disclosures. In May 2024, the IASB issued the IFRS 19 - Subsidiaries without Public Accountability: Disclosures, and it becomes effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted . Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	Annual Improvements to IFRS Accounting Standards – Volume 11. In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11. An entity shall apply those amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. In December 2015, the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting

The Company plans to adopt these standards on their respective effective dates.

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

To evaluate the presence of impairment/reversal of impairment indicators the Company assessed current market conditions as derived from historical information including analysis over vessel market charter rates and market prices, recent vessels sales and purchase activity, independent brokers valuations reports and also assesses forward looking industry information regarding vessels market values as well as various qualitative factors. Based on such assessment performed as of December 31, 2024 and 2023 the Company concluded that no indicators for impairment were present as of December 31, 2024 and 2023, and no impairment was recorded for the years ended December 31, 2024 and 2023. Following the agreement to sell Moon Globe, in May 2024, and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $1,891, during the second quarter of 2024 (Note 5). Following the agreement to sell Sun Globe, in March 2023, and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400, during the first quarter of 2023 (Note 5).

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

➢   Carrying amount of vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of drydocking costs) and accumulated impairment losses. The estimates and assumptions that have the most significant effect on the vessels carrying amount are estimations in relation to useful lives of vessels, their residual value and estimated drydocking dates. The key assumptions used are further explained in notes 2.9 to 2.12.

➢   Impairment of Vessels and Reversal of previously recognized impairment losses: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2024 and 2023. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows. See notes 2.12 and 5. The Company assesses also at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased.

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

2.7       Trade accounts receivable, net: The amount shown as trade accounts receivable at each financial position date includes estimated recoveries from charterers for hire, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income. At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for expected credit losses. The provision for expected credit losses at December 31, 2024 and 2023 was nil.

2.8         Inventories: Inventories consist of lubricants, bunkers and gas cylinders and are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method.

2.9         Vessels, net: Vessels are stated at cost, less accumulated depreciation (including depreciation of drydocking cost) and accumulated impairment losses. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest, commissions paid and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met. Otherwise, these amounts are charged to expenses as incurred.

2.10      Drydocking costs: Vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. Drydockings occur approximately every 2.5 years. The costs associated with the drydockings are capitalized and depreciated on a straight-line basis over the period between drydockings, to a maximum of 2.5 years. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled drydocking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated drydocking date.

2.11      Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively. During the fourth quarter of 2022, the Company adjusted the scrap rate from $380/ton (absolute amount) to $440/ton (absolute amount) due to the increased scrap rates worldwide. This resulted to a lower amount of $118 to the depreciation charge included in the consolidated statement of comprehensive income for 2022. During the fourth quarter of 2023, the Company adjusted the scrap rate from $440/ton (absolute amount) to $480/ton (absolute amount), due to the increased scrap rates worldwide. This resulted in a decrease of approximately $62 to the depreciation charge included in the consolidated statement of comprehensive income for 2023.

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

2.14       Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made. For the year ended December 31, 2024, the Company deferred financing costs of $986, $377 related to the costs incurred for Marguerite Maritime S.A. Loan Facility (see Note 11 for more details), $327 related to the costs incurred for the sale and bareboat back arrangement with SK Shipholding S.A. (see Note 11 for more details) and $282 related to the costs incurred for the sale and bareboat back arrangement with Shankyo Shoji Co., Ltd. and Greatsail Shipping S.A. (see Note 11 for more details). For the year ended December 31, 2023, the Company deferred financing costs of $406, which related to the costs incurred for the top up loan amount of $25,000 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) (“First-Citizens Bank”) (This loan facility is referred to as the “CIT Loan Facility”, see Note 11 for more details). For the year ended December 31, 2022, the Company deferred financing costs of $259, which related to the costs incurred for the top up loan amount of $18,000 under the CIT Loan Facility (see Note 11 for more details).

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

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate.

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

The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which includes crew expenses, maintenance and consumable costs and was approximately $14,676 for the year ended December 31, 2024. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was approximately $19,856 for the year ended December 31, 2024.

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

An asset as current when it is:

•	expected to be realized or intended to be sold or consumed in a normal operating cycle;
•	held primarily for the purpose of trading;
•	expected to be realized within twelve months after the reporting period; or
•	cash or cash equivalent

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in a normal operating cycle;
•	it is held primarily for the purpose of trading;
•	it is due to be settled within twelve months after the reporting period;
•	it does not have the right at the end of the reporting period to defer the settlement of the liability for at least twelve months after the reporting period.

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

2.27       Sale and bareboat back transactions: When a vessel is sold and subsequently chartered bareboat back by the Company, pursuant to a memorandum of agreement (MoA) and a bareboat charter agreement, the Company determines when a performance obligation is satisfied in IFRS 15, to determine whether the transfer of a vessel is accounted for as a sale. If the transfer of a vessel satisfies the requirements of IFRS 15 to be accounted for as a sale, the Company measures the right-of- use asset arising from the bareboat back at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the transfer of a vessel does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Company continues to recognize the transferred vessel and recognizes a financial liability equal to the transferred proceeds. Please refer to Note 11(c and d), for the description of the nature of the sale and bareboat back arrangements the Company entered into in the year ended December 31, 2024.

3.           Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2024	2023
Cash on hand	34	11
Cash at banks	46,803	74,191
Total	46,837	74,202

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2024 and 2023, was $46,837 and $74,202, respectively.

As at December 31, 2024 and 2023, the Company had pledged an amount of $3,820 and $3,620, respectively, in order to fulfill collateral requirements. The fair value of the restricted cash as at December 31, 2024 was $3,820, $2,770 included in non-current assets and $1,050 included in current assets as at December 31, 2024. The fair value of the restricted cash as at December 31, 2023 was $3,620, $3,530 included in non-current assets and $90 included in current assets as at December 31, 2023. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4.           Transactions with Related Parties

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2024, 2023 and 2022:

On August 5, 2021, the Company entered into a rental agreement for 902 square meters of office space for its operations within a building leased by Cyberonica S.A. (an affiliate of Globus’s chairman) at a monthly rate of Euro 26,000 (absolute amount) with a lease period ending August 4, 2024. In June 2022, the Company entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the same rate of Euro 26,000 (absolute amount) and with the same lease period ending of August 4, 2024. The previous rental agreement with Cyberonica was terminated resulting in a gain of $40 classified in the income statement component of the consolidated statement of comprehensive income under interest and finance costs. In August 2024, the Company entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the rate of Euro 27,500 (absolute amount) and with a lease period ending of August 4, 2027 as the previous rental agreement with F.G. Europe had expired. The Company does not presently own any real estate. As of December 31, 2024, the Company owed €34,000 (absolute amount) of back rent to F.G. Europe. During the years ended December 31, 2024, 2023 and 2022, the rent charged amounted to $353, $349 and $341, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.           Transactions with Related Parties (continued)

The depreciation charge for the respective right-of-use asset for the years ended December 31, 2024, 2023 and 2022, was $314, $311 and $327, respectively, and was recognized in the income statement component of the consolidated statement of comprehensive income under depreciation. The interest expense on lease liabilities for the years ended December 31, 2024, 2023 and 2022, was $43, $28 and $54, respectively, and recognized under interest expense and finance costs in the income statement component of the consolidated statement of comprehensive income. The total cash outflows for leases for the years ended December 31, 2024, 2023 and 2022, were approximately $357, $339 and $341, respectively, and were recognized in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman of the Board of Directors and to which the Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels (the “Vessels”), a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt for a purchase price of $27.5 million (absolute amount) and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt for a purchase price of $26.5 million (absolute amount), both paid with available cash. The purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors.

An aggregate of $18 million (absolute amount) of the purchase price for the 2016-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement .. An aggregate of $17 million (absolute amount) of the purchase price for the 2014-built Vessel has been paid upon its delivery and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement . These balances are presented within Sellers’ Credit under current liabilities in the consolidated statement of financial position as of December 31, 2024.

On November 19, 2024, the Company took delivery of the m/v “GLBS Angel”, a 2016-built Kamsarmax dry bulk carrier and on December 3, 2024 the Company took delivery of the m/v “GLBS Gigi”, a 2014-built Kamsarmax dry bulk carrier.

As at December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company (Goldenmare Limited) of its CEO and CFO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO and CFO at an annual fee of €200,000 (absolute amount). On December 3, 2020, the Company agreed to increase the consultancy fees of Goldenmare Limited, from €200,000 to €400,000 (absolute amount) per annum. In December 2021, the Company agreed to pay a one-time cash bonus of $1,500 to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, if at the time of the payment Mr. Athanasios Feidakis remains CEO and the consulting company has not terminated its consultancy agreement, which was paid in 2023.

On March 13, 2024, the Company awarded a consulting company affiliated with our chief executive officer a one-time bonus of $3,000 half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. August 20, 2024 and September 20, 2024, respectively (see also Note 5). Following the successful delivery of the newbuilding Hull NE442, named GLBS Might, the Company paid the $1,500 bonus on August 26, 2024 to the consultant as per the aforementioned award. The remaining $1,500 million for the successful delivery of the newbuilding Hull NE443, named GLBS Magic, has been awarded but not paid yet to the consulting company and as at December 31, 2024 is included in the “Trade accounts payable and other” line of the Consolidated Statement of Financial Position. The related expense for the years ended December 31, 2024, 2023 and 2022, amounted to $3,425, $432 and $1,172, respectively.

As at December 31, 2024, and 2023, Goldenmare Limited owned 10,300 of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

As at December 31, 2024, 2023 and 2022, Mr. George Feidakis beneficially owned 24.9%, 24.9% and 3.7%, respectively, of Globus’ common shares. Mr. George Feidakis (father of Mr. Athanasios Feidakis) is also the chairman of the Board of Directors of Globus.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.           Transactions with Related Parties (continued)

On July 15, 2021 Globus entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company receives a daily fee of $1,000 (absolute amount). The chairman of the board of Globus is the majority shareholder of Eolos Shipmanagement. This agreement has terminated on December 3, 2024. The consulting fees for the years ended December 31, 2024, 2023 and 2022, were $338, $365 and $365, respectively, and recognized under management and consulting fee income in the income statement component of the consolidated statements of comprehensive income.

On February 14, 2022 the Company changed the compensation of the non-executive directors. In the aggregate, the annual service fee for each of the directors (based on their current roles and committee seats) has been set at $80, payable in cash, based on the annual service fees, committee fees, and other similar fees. In 2024, the Company changed the compensation of the non-executive directors to be set at $80, regardless of roles and committee seats.

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analyzed as follows:

	For the year ended December 31,
	2024	2023	2022
Directors’ remuneration	304	240	240
Total	304	240	240

As at December 31, 2024, and 2023, $80 and $60 of the compensation to non-executive directors was remaining due and unpaid, respectively. Amounts payable to non-executive directors are classified as trade accounts payable and other in the consolidated statements of financial position.

Compensation to the Company’s executive director is analyzed as follows:

	For the year ended December 31,
	2024	2023	2022
Short-term employee benefits	3,425	432	1,172
Total	3,425	432	1,172

As at December 31, 2024, and 2023, $1,706 and $77 of the compensation to the executive director was remaining due and unpaid, respectively. Compensation to Globus non-executive directors and executive director are recognized under administrative expenses payable to related parties in the income statement component of the consolidated statements of comprehensive income.

5.           Vessels, net

The amounts in the consolidated statement of financial position are analyzed as follows:

	Vessels cost	Vessels accumulated depreciation	Drydocking costs	Accumulated depreciation of drydocking costs	Net Book Value
Balance at January 1, 2022	233,738	(107,776)	15,927	(11,165)	130,724
Additions/ DryDocking Component	1,178	—	7,438	—	8,616
Depreciation expense	—	(5,233)	—	(4,646)	(9,879)
Balance at December 31, 2022	234,916	(113,009)	23,365	(15,811)	129,461
Additions/ DryDocking Component	161	—	6,324	—	6,485
Reversal of Impairment	4,400	—	—	—	4,400
Depreciation expense	—	(4,372)	—	(4,185)	(8,557)
Sale of vessel	(58,219)	31,149	(13,444)	9,282	(31,232)
Balance at December 31, 2023	181,258	(86,232)	16,245	(10,714)	100,557
Additions/ DryDocking Component	161,681	—	5,612	—	167,293
Reversal of Impairment	1,891	—	—	—	1,891
Depreciation expense	—	(5,886)	—	(3,507)	(9,393)
Sale of vessel	(21,283)	10,694	(5,233)	4,453	(11,369)
Balance at December 31, 2024	323,547	(81,424)	16,624	(9,768)	248,979

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.           Vessels, net (continued)

For the purpose of the consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the year ended December 31,
	2024	2023	2022
Vessels’ depreciation	5,886	4,372	5,233
Depreciation of office furniture and equipment	36	42	40
Depreciation of right of use asset (Note 16)	314	311	327
Total	6,236	4,725	5,600

On April 29, 2022, the Company entered into a contract, through its subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier with a carrying capacity of approximately 64,000 dwt. The vessel was built at Nihon Shipyard Co. in Japan and was delivered on January 25, 2024. The total consideration for the construction of the vessel was approximately $37.5 million, which we financed with equity. In May 2022 we paid the first installment of $7.4 million, in March 2023 we paid the second installment of $3.8 million, in September 2023 we paid the third installment of $3.7 million and in November 2023 we paid the fourth installment of $3.7 million. On January 22, 2024, we paid the final installment of $18.5 million and on January 25, 2024 we took delivery of the new vessel which was named m/v GLBS Hero.

On May 13, 2022, the Company entered into two contracts, through its subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers with a carrying capacity of approximately 64,000 dwt each. The sister vessels were built at Nantong COSCO KHI Ship Engineering Co. in China with the first one delivered on August 20, 2024 and named m/v GLBS Might and the second delivered on September 20, 2024 and named m/v GLBS Magic. The total consideration for the construction of both vessels was approximately $70.3 million.

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

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carriers of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first installment of $7.5 million (absolute amount) for both vessels under construction and in August 2024 paid the second installment of $7.5 million (absolute amount) for both vessels under construction.

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million (absolute amount), before commissions, to an unaffiliated third party.

Following the agreement to sell Moon Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $1,891, during the second quarter of 2024. The vessel was delivered to its new owners on July 8, 2024.

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million (absolute amount) and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million (absolute amount), both paid with available cash. The purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors.

An aggregate of $18 million (absolute amount) of the purchase price for the 2016-built Vessel has been paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million (absolute amount) of the purchase price for the 2014-built Vessel has been paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.          Vessels, net (continued)

On November 19, 2024, the Company took delivery of the m/v “GLBS Angel” and on December 3, 2024 the Company took delivery of the m/v “GLBS Gigi”.

As at December 31, 2024 six of the Company’s vessels, with value $177.6 million (absolute amount), have been pledged as collateral to secure the bank loans discussed in note 11.

During the year ended December 31, 2022 the Company installed ballast water treatment system (“BWTS”) on five of its vessels amounting to an addition of approximately $1.1 million (absolute amount).

As at December 31, 2024, 2023 and 2022, the Company performed an assessment on whether there were indicators that the vessels may be impaired and no impairment indicators or indicators that previously recorded impairment needs to be reversed were identified for the Company’s vessels.

6.           Inventories

Inventories in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2024	2023
Lubricants	1,160	533
Gas cylinders	66	59
Bunkers	—	664
Total	1,226	1,256

7.           Trade accounts payable and other

Trade accounts payable in the consolidated statement of financial position as at December 31, 2024 and 2023, amounted to $3,589 and $362, respectively. Trade accounts payable are non-interest bearing.

8.           Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2024	2023
Accrued audit fees	77	122
Other accruals	1,834	1,393
Insurance deductibles	86	131
Other payables	159	117
Total	2,156	1,763

Other payables are non-interest bearing.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.           Share Capital and Share Premium

The authorized share capital of Globus consisted of the following:

	December 31,
	2024	2023	2022
Authorized share capital:
500,000,000 Common shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B Common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorized share capital	2,200	2,200	2,200

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

As at December 31, 2024, 2023 and 2022 the Company had 20,582,301 shares issued and fully paid. During the periods ended December 31, 2024, 2023 and 2022 no new shares were issued.

For the years ended December 31, 2024, 2023 and 2022 Globus has not issued any common shares as share-based payment.

As at December 31, 2024, 2023 and 2022, no Class B common shares or Series A preferred shares (par value $0.001 per share) were outstanding.

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

Under the Rights Agreement’s terms, (as amended on January 30, 2025), the rights will expire on August 3, 2026.

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

As at December 31, 2024 and 2023, the Company had issued 5,550 common shares, par value $0.004 per share and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares, par value $0.004 per share.

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

As at December 31, 2024 and 2023, no PP Warrants had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

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

As at December 31, 2024 and 2023, no December 2020 Warrants had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.           Share Capital and Share Premium (continued)

As at December 31, 2024 and 2023, no January 2021 Warrants had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

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

As at December 31, 2024 and 2023, no February 2021 Warrants had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

On June 29, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 8,900,000 common shares par value $0.004 per share, and (b) warrants (the “June 2021 Warrants”) to purchase 10,000,000 common shares, par value $0.004 per share, at an exercise price of $5.00 (absolute amount) per common share.

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

As at December 31, 2024 and 2023, no June 2021 Warrants had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants were classified as equity in accordance with the provisions of IAS 32 meet the classification criteria as per IAS 32 and, accordingly, are classified in equity.

 On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares. As at December 31, 2024, the Company had not made any awards under the Plan.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.           Share Capital and Share Premium (continued)

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments. Accordingly, at December 31, 2024, 2023 and 2022, Globus share premium amounted to $284,406.

10.         Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net income for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings per share is calculated by dividing the net income attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation unless such inclusion would be anti-dilutive.

As for the years ended December 31, 2024, 2023 and 2022, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 9). As the warrants were out-of-the money during the periods ended December 31, 2024, 2023 and 2022, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

The following reflects the net income per common share:

	For the year ended December 31,
	2024	2023	2022
Income attributable to common equity holders	431	5,272	24,280
Weighted average number of shares – basic and diluted	20,582,301	20,582,301	20,582,301
Earnings per common share – basic and diluted	0.02	0.26	1.18

11.         Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Principal	Deferred finance costs	Modification of Loan	Accrued Interest	Amortized cost
(a)	Devocean Maritime Ltd., Serena Maritime Limited, Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited.	44,130	(386)	(194)	449	43,999
(b)	Calypso Shipholding S.A.	22,410	(333)	—	140	22,217
	Total Long-term debt at December 31, 2024	66,540	(719)	(194)	589	66,216
	Less: Current Portion	(6,771)	271	143	(589)	(6,946)
	Long-Term Portion	59,769	(448)	(51)	—	59,270

(d)	Daxos Maritime Limited	27,541	(316)	—	—	27,225
(e)	Paralus Shipholding S.A	24,930	(281)	—	—	24,649
	Total Financial liabilities at December 31, 2024	52,471	(597)	—	—	51,874
	Less: Current Portion	(1,916)	56	—	—	(1,860)
	Long-Term Portion	50,555	(541)	—	—	50,014

	Total Long-term debt at December 31,2023	52,620	(624)	(358)	621	52,259
	Less: Current Portion	(6,258)	227	152	(621)	(6,500)
	Long-Term Portion	46,362	(397)	(206)	—	45,759

(a) In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 (the “CIT Loan Facility”) with First-Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The CIT Loan Facility is guaranteed by Globus. The CIT Loan Facility originally bore interest at LIBOR plus a margin of 3.75% (or 5.75% default interest) per annum.

The CIT Loan Facility originally consisted of six tranches, payable in 20 consecutive quarterly installments with each installment in an aggregate amount of $1.25 million (absolute amount) as well as a balloon payment in an aggregate amount of $9.25 million (absolute amount) due together with the 20th and final installment in May 2026. On May 10, 2021, the Company fully drew $34,250 under the CIT Loan Facility, paid $545 of borrowing costs incurred for the CIT Loan Facility, which were deferred over the duration of the loan facility, and fully prepaid the balance of its previous loan with EnTrust. The Company also entered into a swap agreement with respect to LIBOR. The Company paid First-Citizens Bank an upfront fee in the amount of 1.25% of the total commitment of the loan.

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

As noted above, following the agreement reached in August 2022 the benchmark rate of the CIT Loan Facility was amended from LIBOR to Term SOFR and the applicable margin was decreased from 3.75% to 3.35% (or 5.35% default interest) per annum. This amendment to the loan agreement falls within the scope of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Amendments”), which have been published by IASB in August 2020 and adopted by the Company as of January 1, 2021. In particular, the Company applied the practical expedient available under the Amendments and adjusted the effective interest rate when accounting for changes in the basis for determining the contractual cash flows under CIT Loan Facility. No adjustment to the carrying amount of the loan was necessary. The Company has also amended its interest rate swap agreement with First-Citizens Bank and replaced the respective benchmark rate from LIBOR to Term SOFR in order to depict the change of base rate of the CIT Loan Facility. As a result of this amendment, and the revaluation of the interest rate swap, the Company recognized a realized gain of $163, which is included under Gain/(Loss) on derivative financial instruments, net in the income statement component of the consolidated statement of comprehensive income for the year ended December 31, 2022.

In August 2023, the Company entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First-Citizens Bank, whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $77.25 million (absolute amount), by a top up loan amount of $25 million (absolute amount) for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes. The CIT loan facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. The Company considered that the August 2023 amendments to the CIT Loan Facility did not substantially modify CIT Loan Facility’s terms and the Company recognized a gain on modification amounted to $417 that had adjusted the carrying value of the loan and classified under Gain from the modification of the Loan in the consolidated statement of comprehensive income. On August 10, 2023, the Company fully drew the top up amount of $25 million (absolute amount).

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

On June 27, 2024 the Company prepaid the total remaining amount of $2,567 of the loan of Artful Shipholding S.A. (the owning company of the vessel Moon Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on July 8, 2024 (see Note 5).

Following the conclusion of the second amendment and restatement of the CIT Loan Facility and the sales of the vessels Sun Globe, Sky Globe, Star Globe and Moon Globe, described above, the vessels securing the CIT Loan Facility are the Diamond Globe, Power Globe, Orion Globe, River Globe and Galaxy Globe. The remaining borrowers under the CIT Loan Facility are Devocean Maritime Ltd., Serena Maritime Limited, Salaminia Maritime Limited, Argo Maritime Limited and Talisman Maritime Limited and the CIT Loan Facility remains guaranteed by Globus Maritime Limited.

The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. It consists of five tranches, which shall be repaid in consecutive quarterly installments with the final installment due on the first three tranches in May 2026 and on the final two tranches in August 2027.

The CIT Loan Facility may be prepaid prior to maturity. If the prepayment of the tranche financing either Diamond Globe or Power Globe occurs on or before August 2025, the prepayment fee is 1% of the amount prepaid, subject to certain exceptions. The Company cannot reborrow any amount of the CIT Loan Facility that is prepaid or repaid.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.         Long-Term Debt, net (continued)

The CIT Loan Facility is secured by:

• First preferred mortgage over m/v River Globe, m/v Galaxy Globe, m/v Orion Globe, m/v Power Globe and m/v Diamond Globe.

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

 • a minimum loan (including any exposure under a related swap agreement) to value ratio of 65%;

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

Each borrower must create a reserve fund in the reserve account to meet the anticipated drydocking and special survey fees and expenses for the relevant ship owned by it and (for certain ships) the installation of ballast water treatment system on the ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, Devocean Maritime Ltd is required to set aside quarterly payments that aggregate to $1,200 for the ship’s special survey, Serena Maritime Limited and Salaminia Maritime Limited are required to set aside quarterly payments that aggregate to $900, Argo Maritime Limited is required to set aside quarterly payments that aggregate to $675, and Talisman Limited is required to set aside quarterly payments that aggregate to $315.

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

The Company was in compliance with the covenants of the CIT Loan Facility as at December 31, 2024 and 2023.

(b) On May 23, 2024, the Company, through its wholly owned subsidiary, Calypso Shipholding S.A. (“Calypso”) entered into an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million (absolute amount)(the “Marguerite Loan Facility”) bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295 each, and $17.1 million (absolute amount) to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, the Company drew down the amount of $22.65 million (absolute amount), being the loan amount minus the upfront fee of $0.35 million (absolute amount).

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.         Long-Term Debt, net (continued)

The Marguerite Loan Facility contains a minimum required security cover of 120%, meaning that the market value of the vessel plus the net realizable value of any additional security shall not drop below 120% of the outstanding balance of the loan.

The Marguerite Loan Facility also contains limitations on the occurrence of additional indebtedness by Calypso and Globus, other than indebtedness incurred in the ordinary course of Globus Maritime Limited’s business.

Additionally, the Marguerite Loan Facility contains cross-default provisions whereby any sum of indebtedness exceeding $1.0 million for each of the Calypso and Globus (a) is not paid when due or within an originally applicable grace period, (b) is declared to be or otherwise becomes due and payable prior to its specified maturity as result of an event of default (as defined in the respective agreement), (c) is cancelled or suspended by a creditor of Globus or Calypso as a result of an event of default which is continuing (as defined in the respective agreement) or (d) is entitled to be declared due and payable prior to its specified maturity as a result of an event of default which is continuing (as defined in the respective agreement) by any creditor of Globus or Calypso.

The Marguerite Loan Facility also prohibits certain changes of control.

The Marguerite Loan Facility also contains other customary event of default provisions relating to non-payment, insolvency, vessel arrest, cessation of business, among others.

The Company was in compliance with the covenant of Marguerite Maritime S.A. loan facility as at December 31, 2024.

(c) On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million (absolute amount) sale and bareboat back arrangement with SK Shipholding S.A. a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS Might,” which was delivered from the relevant shipyard on August 20, 2024. The Company transferred the legal ownership of the vessel to SK Shipholding S.A. upon delivery of the vessel from the shipyard and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. Commencing at the end of the third year of the charter period, the Company has the option to repurchase the vessel at predetermined prices until the end of the charter period. The Company has an obligation to repurchase the vessel at the end of the ten-year charter period for a purchase price of $15.8 million (absolute amount). On February 28, 2024, the Company received $2.8 million (absolute amount), being the 10% advance deposit of the sale price as per MOA. On August 16, 2024, the Company drew down the remaining 90% of the purchase price, being $25.2 million (absolute amount) as per the sale and bareboat back arrangement. The Company assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2024.

(d) On December 2, 2024, Globus, through its subsidiary Paralus Shipholding S.A., entered into a $25 million (absolute amount) sale and bareboat back arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS Magic,” which was delivered from the relevant shipyard on September 20, 2024. The Company transferred the legal ownership of the vessel to the Shankyo Shoji Co. Ltd. And Greatsail Shipping S.A. and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. Commencing at the end of the third year of the charter period, the Company has the option to repurchase the vessel at predetermined prices until the end of the charter period. The Company has an obligation to repurchase the vessel at the end of the ten-year charter period for a purchase price of $15.4 (absolute amount). On December 23, 2024, the Company drew down the purchase price, being $25 million (absolute amount) as per the sale and bareboat back arrangement. The Company assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2024.

The contractual annual principal payments relating to the First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility, the Marguerite Loan Facility, the SK Shipholding S.A. sale and bareboat back arrangement and the Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. sale and bareboat back arrangement to be made subsequent to December 31, 2024, were as follows:

December 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	Marguerite Maritime S.A.	SK Shipholding S.A.	Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A.	Total
2025	5,591	1,180	1,095	821	8,627
2026	20,039	1,180	1,095	821	23,135
2027	18,500	1,180	1,125	830	21,635
2028	—	1,180	1,168	931	3,279
2029 and thereafter	—	17,690	23,058	21,527	62,275
Total	44,130	22,410	27,541	24,930	119,011

The contractual annual loan principal payments to be made subsequent to December 31, 2023, were as follows:

December 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2024	6,258
2025	6,258
2026	21,604
2027	18,500
Total	52,620

The weighted average interest rate for the years ended December 31, 2024, 2023 and 2022 was 7.7% , 8.19% and 5.58% respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12.         Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statements of comprehensive income consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2024	2023	2022
Commissions	446	397	924
Bunkers expenses	1,018	3,083	3,876
Other voyage expenses	341	456	573
Total	1,805	3,936	5,373

Vessel operating expenses consisted of:

	For the year ended December 31,
	2024	2023	2022
Crew wages and related costs	8,090	8,259	8,952
Insurance	1,014	1,176	1,349
Spares, repairs and maintenance	1,877	2,981	3,935
Lubricants	925	912	924
Stores	1,914	2,325	2,340
Other	522	437	512
Total	14,342	16,090	18,012

13.         Administrative Expenses

The amount shown in the consolidated statements of comprehensive income is analyzed as follows:

	For the year ended December 31,
	2024	2023	2022
Personnel expenses	2,368	1,971	1,454
Audit fees	214	227	204
Consulting fees	178	275	271
Communication	21	21	16
Stationery	2	3	3
Greek tax authorities (note 17)	216	236	292
Other	695	808	636
Total	3,694	3,541	2,876

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

14.         Interest Expense and Finance Costs

The amounts in the consolidated statements of comprehensive income are analyzed as follows:

	For the year ended December 31,
	2024	2023	2022
Interest payable on long-term borrowings and Financial Liabilities	5,688	3,847	2,047
Bank charges	55	67	60
Amortization of debt discount	294	323	165
Operating lease liability interest	43	28	54
Other finance expenses	45	30	34
Gain from termination of lease liability	—	—	(40)
Amortization of gain of Loan modification	164	59	—
Total	6,289	4,354	2,320

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

16.         Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. As at December 31, 2024, the non-cancellable arrangements had remaining terms between one day to nine months, assuming redelivery at the earliest possible date. As at December 31, 2023, the non-cancellable arrangements had remaining terms between nil days to eight months, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as at December 31, 2024 and 2023, were as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration and early delivery of the vessels by the charterers is not accounted for):

	2024	2023
Within one year	19,316	8,060
Total	19,316	8,060

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $14,676 and $16,473 for year ended December 31, 2024 and 2023, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $19,856 and $14,367 for the year ended December 31, 2024 and 2023, respectively.

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

The depreciation charge for right-of-use assets for the years ended December 31, 2024, 2023 and 2022, was $314, $311 and $327, respectively, and recognized under depreciation in the income statement component of the consolidated statements of comprehensive income. The interest expense on lease liability for the years ended December 31, 2024, 2023 and 2022, was $43, $28 and $54, respectively, and recognized under interest expense and finance costs in the income statement component of the consolidated statements of comprehensive income.

At December 31, 2024 and 2023, the current lease liability amounted to $332 and $188, respectively. The non-current lease liability amounted to $531 and nil, respectively. As at December 31, 2024, and 2023, the net carrying amount of the right of use asset was $852, and $182, respectively. These are included in the accompanying consolidated statements of financial position. The total cash outflows for leases for the years ended December 31, 2024, 2023 and 2022, were approximately $357, $349 and $341, respectively, and were recognized in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

Commitments under shipbuilding contracts

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carriers of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first installment of $7.5 million (absolute amount) for both vessels under construction and in August 2024 the Company paid the second installment of $7.5 million (absolute amount) for both vessels under construction.

The contractual annual payments per subsidiary to be made subsequent to December 31, 2024, were as follows:

	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
January 1, 2025 to December 31, 2025	3,760	3,760	7,520
January 1, 2026 to December 31, 2026	26,530	26,530	53,060
Total	30,290	30,290	60,580

17.         Income Tax

Under the laws of the countries of the vessel owning companies’ incorporation and / or vessels’ registration, vessel owning companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

Greek Authorities Tax

Vessels flying a foreign (i.e., non-Greek) flag which are managed by a company which has established a branch office in Greece pursuant to the provisions of Article 25 of Law 27/1975 (formerly Law 89/1967) are subject to a fixed annual tonnage tax, similar to the tonnage tax regime in force for vessels flying the Greek flag. This tax varies depending on the size of the vessel, calculated in gross registered tonnage, as well as on the age of each vessel. Payment of this tonnage tax satisfies all income tax obligations of both the ship-owning company and of all its shareholders up to the ultimate beneficial owners. Any tax payable to the state of the flag of each vessel as a result of its registration with a foreign flag registry (including the Marshall Islands) is subtracted from the amount of tonnage tax due to the Greek tax authorities. As at December 31, 2024, 2023 and 2022, the tax expense under the law amounted to $216, $236 and $292, respectively and is included in administrative expenses in the consolidated statements of comprehensive income.

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

Globus believes that under § 883 of the Internal Revenue Code, its income and the income of its ship-owning subsidiaries, to the extent derived from the international operation of a ship or ships, were exempt from U.S. federal income tax in 2024.

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

(c) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture the relevant company directly or indirectly owns or participates in that generates such income; or

(d) the performance of services directly related to those uses.

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

Notwithstanding the foregoing, the Regs provide, in relevant part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares which is referred as the 5 Percent Override Rule. The Regs also generally provide that shares will be considered to be “regularly traded” on an established securities market if one or more classes of shares in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of shares of the corporation are listed on an established securities market. Also, with respect to each class relied upon to meet this requirement (1) such class of shares must be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, and (2) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as adjusted for a short taxable year. These two tests are deemed to be satisfied if such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

For the years ended December 31, 2024, 2023 and 2022, Globus and its wholly owned subsidiaries deriving income from the operation of international ships were organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus’s common shares, representing more than 50% of the voting power and value in Globus, were primarily and regularly traded on the Nasdaq Capital Market, which is an established securities market. Although Globus’s ship-owning and operating subsidiaries were not publicly traded, they should have qualified for the qualified shareholder test by virtue of their ownership by Globus. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that relied on § 883 for exempting U.S. source income from the international operation of ships should not have been subject to U.S. federal income tax for the years ended December 31, 2024, 2023 and 2022.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As at December 31, 2024 and 2023, the Company had no long-term borrowings at a fixed interest rate.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant on the Company’s income.

	Increase/(Decrease) in basis points	Effect on income/(loss)

2024
$ Term SOFR	+15	(111)
	-20	148
2023
$ Term SOFR	+15	(70)
	-20	94
2022
$ Libor/Term SOFR	+15	(55)
	-20	73

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

18.         Financial risk management objectives and policies (continued)

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s income due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as at December 31, 2024, 2023 and 2022, was not material.

	Change in rate	Effect on income

2024	+10%	(500)
	-10%	500

2023	+10%	(533)
	-10%	533

2022	+10%	(573)
	-10%	573

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

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2024, 2023 and 2022:

	2024	%	2023	%	2022	%
A	10,976	32%	4,830	16%	—	—
B	6,740	19%	—	—	—	—
C	5,492	16%	—	—	—	—
D	—	—	6,430	21%	6,606	11%
E	—	—	—	—	6,548	11%
Other	11,324	33%	19,580	63%	48,236	78%
Total	34,532	100%	30,840	100%	61,390	100%

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

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

18.         Financial risk management objectives and policies (continued)

The table below summarizes the maturity profile of the Company’s financial liabilities (including interest) at December 31, 2024 and 2023 based on contractual undiscounted cash flows.

Year ended December 31, 2024	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,900	8,508	67,549	—	78,957
Financial liabilities	1,280	3,836	24,629	48,691	78,436
Sellers’ Credit	—	19,000	—	—	19,000
Lease liabilities	119	213	560	—	892
Accrued liabilities and other payables	2,156	—	—	—	2,156
Trade accounts payables and other	3,589	—	—	—	3,589
Total	10,044	31,557	92,738	48,691	183,030

Year ended December 31, 2023	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,663	7,781	53,583	—	64,027
Lease liabilities	81	107	—	—	188
Accrued liabilities and other payables	1,763	—	—	—	1,763
Trade accounts payables and other	362	—	—	—	362
Total	4,869	7,888	53,583	—	66,340

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios (refer to note 11). No changes were made in the objectives, policies or processes during the years ended December 31, 2024 and 2023.

GLOBUS MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

19.         Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy (as defined in note 2.22). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables, trade payables and sellers’ credit.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2024
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	181	—	181	—	181
Current portion of fair value of derivative financial instruments	442	—	442	—	442
	623

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	66,540	—	68,137	—	68,137
Financial liabilities	52,471	—	53,394	—	53,394
	119,011

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2023
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	495	—	495	—	495
Current portion of fair value of derivative financial instruments	808	—	808	—	808
	1,303

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	52,620	—	54,107	—	54,107
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

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings and financial liabilities	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2023 and 2024.

20.         Events after the reporting date

On January 30, 2025, the Company entered into Amendment No. 1 to the Shareholders Rights Agreement between the Company and Computershare Trust Company, N.A., as rights agent, to extend the term of the rights.

On February 4, 2025, the Company through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million (absolute amount), before commissions and expenses. The vessel is expected to be delivered to its new owner before April 15, 2025. The sale of the vessel is subject to customary closing conditions and requirements.

