Form 20-F
period 2025-12-31
GLOBUS MARITIME LTD
filed 2026-03-16
CIK 1499780

As filed with the Securities and Exchange Commission on March 16, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

                            (Mark One)

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

For the transition period from ___________ to ___________

Commission file number: 001-34985

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

As of December 31, 2025, there were outstanding:

21,582,301 of the registrant’s common shares, par value $0.004 per share

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Not Applicable

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

☐ Yes ☐ No

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

Without limiting the generality of the foregoing, all statements in this annual report on Form 20-F concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. Other factors may affect the accuracy of these forward-looking statements and our actual results may differ materially from the results anticipated in these forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us may include, but are not limited to, those factors and conditions described under “Item 3.D. Risk Factors” as well as general conditions in the economy, dry bulk industry and capital markets and effects of pandemics and world conflicts. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events or new information, other than as required pursuant to applicable law. Forward-looking statements appear in a number of places in this annual report on Form 20-F including, without limitation, in the sections entitled “Item 5. Operating and Financial Review and Prospects,” “Item 4.A. History and Development of the Company” and “Item 8.A. Consolidated Statements and Other Financial Information—Our Dividend Policy and Restrictions on Dividends.”

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

References to our Class B shares are references to Globus Maritime Limited’s registered Class B shares, par value $0.001 per share, none of which are currently outstanding. We refer to both our common shares and Class B shares as our shares. References to our shareholders are references to the holders of our common shares and Class B shares. References to our Series A Preferred Shares are references to our shares of Series A preferred stock, par value $0.001 per share, none of which were outstanding on December 31, 2023, 2024 and 2025 as well as on the date of this annual report on Form 20-F. References to our Series B Preferred Shares are references to our shares of Series B preferred stock, par value $0.001 per share. References to our Series C Preferred Shares are references to our shares of Series C preferred stock, par value $0.001 per share.

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
7

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

The revenues, earnings and profitability of companies in our industry are affected by the charter rates that can be obtained in the market, which is volatile and has experienced significant declines since its highs in 2008. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers’ assessments of time charter rates paid by a customer to hire a dry bulk vessel to transport dry bulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. The BDI declined from an all-time high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. Since 2009, the BDI has remained fairly depressed compared to historical numbers. The BDI reached a new all-time low of 290 on February 10, 2016. In the following years volatility was less extreme, although there were still multiple instances where the index decreased or increased by more than 50% in short periods of time. In 2024, the BDI ranged from a high of 2,419 on March 18, 2024 to a low of 976 on December 19, 2024. In 2025, the BDI ranged from a high of 2,845 on December 3, 2025 to a low of 715 on January 30, 2025. In 2026, through March 12, 2026, the BDI ranged from a high of 2,242 on March 3, 2026 to a low of 1,532 on January 15, 2026, but, due to its volatile nature, there can be no assurance of the future performance of the BDI.

The decline from historic highs and volatility in charter rates following 2008 is due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. Following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK, and other countries have imposed sanctions against Russia and certain disputed regions of Ukraine. The sanctions imposed by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services, or technology in or from affected regions, travel bans, and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., the EU, and other countries could impose wider sanctions and take other actions. The war in Ukraine has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market was positive, the long-term effects so far remain unclear. The hostilities between Israel and Hamas resulted in increased tensions in the Middle East region, including missile attacks by the Houthis on vessels in the Red Sea. The outbreak of conflict between the U.S., Israel, and a number of Gulf states and Iran and Hezbollah has led to significant regional instability including the closure of the Strait of Hormuz. Political, economic, and social instability in Venezuela and the resultant sanctions or other measures imposed in response, including the U.S. campaign of seizing Venezuela-linked oil tankers and military action to capture Nicolás Maduro and potential further U.S. military and political intervention, should have a limited immediate impact on the dry bulk industry as Venezuela is not a significant dry bulk exporter. However, long term, the crisis could have ripple effects beyond the oil markets, with wider effects that impact the dry bulk industry.

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

Our business, operating results, cash flows, financial conditions, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels or other vessels we may acquire are employed or registered. We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the war between Ukraine and Russia, wars and tensions in the Middle East, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, Greenland, Denmark or Venezuela, political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea or Gulf of Aden), and other countries and geographic areas, geopolitical events, such as Brexit, terrorist or other attacks (or threats thereof) around the world, and war (or threatened war) or international hostilities.

The continuing war and recent developments in Ukraine, Venezuela and the Middle East, including the recent outbreak of hostilities between the U.S., Israel and Iran, the war between Israel and Hamas and the conflict in the Red Sea, as well as other countries and geographic areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between Russia and Ukraine, China and Taiwan, U.S., Israel and Iran, or the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world which may cause uncertainty and volatility in the world financial markets and may affect our business, operating results and financial condition. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. We also do not know whether any ceasefires in the Middle East will last and whether conflict will once again arise there.

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and replaced him with Venezuela’s vice president, Delcy Rodríguez. Under interim president Rodríguez’s administration, new sweeping legislation has granted foreign oil companies greater operational control over oil production ventures, reduced the royalties and taxes that they pay to Venezuela’s government, and allowed companies to resolve disputes in international venues rather than in Venezuela’s legal system. Additionally, beginning in December 2025, the U.S. has carried out an on-going campaign of seizing and taking control of Venezuelan-linked oil tankers. It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production, refining, and global distribution of Venezuela's oil products will be. Further, the future extent of the U.S. involvement in Venezuela’s government and oil industry is unclear.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and several countries that host U.S. military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry.

The conflict between Russia and Ukraine, which commenced in February 2022 and the length and breadth of which remains highly unpredictable, may lead to further regional and international conflicts or armed action. This conflict has disrupted supply chains and caused instability and significant volatility in the global economy, with effects on shipping freight rates, which have experienced volatility. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties, and other agents in the shipping industry. As a result, our business, operating results, cash flows, and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

While we are monitoring these developments closely, these circumstances lead to increased uncertainties, the effects of which on our operations and financial conditions and the dry bulk industry, as well as global oil supply and demand, are difficult if not impossible to predict and could adversely affect our business, financial conditions, operating results, and cash flows.

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

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia, and between U.S., Israel and Iran, and Israel and Hamas and Hezbollah, tensions in the Red Sea or Russia and NATO tensions, China and Taiwan disputes, the Israel/Hamas ceasefire and future conflicts, the United States and China trade relations, tensions between the U.S. and NATO members, instability between Iran and the West, hostilities between the United States and North Korea, Greenland, Denmark or Venezuela, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, and banking crises or failures. See also “—Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto may make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, all of which could decrease the supply of and demand for the raw materials we transport, the rates that we are paid to carry our cargo, and our financial outlook.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between the U.S., Israel and Iran and Israel and Hamas or the Houthi rebel attacks on vessels transiting the Red Sea and their impact on shipping and the world economy is uncertain. Due to the fighting between the U.S., Israel and Iran, many shipping companies are now avoiding transiting key maritime corridors like the Strait of Hormuz and the Bab el-Mandeb Strait. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. If such conditions are sustained or reoccur, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping.

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

Further, as a result of the economic situation in Greece, which has been slowly recovering from the sovereign debt crisis and the related austerity measures implemented by the Greek government and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece could disrupt the shoreside operations of our Manager.

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

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the years ended December 31, 2024 and 2025, China’s GDP growth rate was claimed by China to have recovered to around 5% each year, but the economy continues to be weighed down by the ongoing crisis in the property market, and others have claimed that China’s GDP did not grow to the extent claimed by China. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows, and financial condition.

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

If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows and financial condition, may be adversely affected. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act ( the“IEEPA”). In February 2026, the Supreme Court of the United States struck down the tariffs imposed under the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented a temporary, 150-day, 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 is set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. If implemented, such tariffs and countermeasures could increase the cost of raw materials and components that we transport, disrupt global supply chains and create additional operational challenges. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for commodities carried by sea, result in the loss of customers and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

Recent actions by the U.S. and China imposing new port fees could have a material adverse effect on our operations and financial results.

In 2025, the United States Trade Representative (the “USTR”) put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally includes a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets including Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee relevant to our vessels generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for vessels with capacity of 55,000 dwt or less, vessels arriving to the U.S. empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

The actual implementation of this action remains uncertain. Specifics, such as applicability to sale and leaseback agreements (“SLBs”) with Chinese leasing financiers, have not been clarified. In an SLB, the lessor is the registered owner of the vessel. It is currently unclear whether the vessels would be subject to fees on Chinese owners due to the SLB arrangements.

In response to the USTR action, on October 10, 2025, China announced retaliatory port fees, effective October 14, 2025, applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. There is significant uncertainty as to the scope of applicability of these new port fees and how they will be implemented. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, scheduled for November 10, 2026, or whether a further suspension will be agreed.

Further retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry. In addition to direct port fee increases, other retaliatory actions by China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Of the nine vessels we operate, six were constructed in China. Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. or Chinese ports could materially increase.

Even though port fees are typically borne by the charterer, if port fees are assessed due to our or the lessor’s ownership of the relevant vessel, it is possible that charterers may demand that we bear these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

An over-supply of dry bulk carrier capacity may depress charter rates.

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An oversupply of dry bulk vessel capacity, particularly during a period of economic recession, may result in a reduction of charter hire rates. If we cannot enter into charters on acceptable terms, we may have to secure charters on the short-term or spot market, where charter rates are more volatile and revenues are, therefore, less predictable, or we may not be able to charter our vessels at all. In recent years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook was approximately 11.4% of the existing world dry bulk fleet as of January 2026, according to BIMCO, and the orderbook may increase further in proportion to the existing fleet. A material increase in the net supply of dry bulk vessel capacity without corresponding growth in dry bulk vessel demand could have a material adverse effect on our fleet utilization (including ballast days) and our charter rates generally, and could, accordingly, materially adversely affect our business, financial condition, operating results and ability to pay dividends. An uptick in charter rates generally discourages scrapping older vessels, but recent regulatory actions have increased the economic incentive to scrap certain older vessels. Accordingly, it remains to be seen in the coming year whether the number of worldwide dry bulk carrying capacity, net of scrapped vessels, will increase.

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

Government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and increased management costs and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast water, recycling of vessels, maintenance and inspection, elimination of tin-based paint, development and implementation of safety and emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For instance, the IMO’s global 0.5% sulfur cap on marine fuels came into force on January 1, 2020, as stipulated in 2008 amendments to Annex VI to the International Convention for the Prevention of Pollution from ships (“MARPOL”). Our vessels require pricier low-sulfur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. In addition, on January 1, 2023, regulations came into force that aim to reduce carbon emissions from both new and existing ships as measured by two main energy efficiency indicators (with additional measures expected to be adopted in October 2026). Ships that fail to comply with these 2023 regulations may be subject to penalties and require modifications to the ship to ensure compliance. Due to the evolving nature of the applicable emissions regulations and the potential for further amendments or clarifications, it is currently difficult to determine the extent of any associated costs, if any. If our ships fail to comply with the IMO 2023 regulations or otherwise do not have good performance, this can result in penalties and require modifications to the ship to ensure compliance. Any such modifications may be costly and those ships will be off hire during any period of modification. These and other costs could have a material adverse effect on our business, operating results, cash flows and financial condition and our ability to pay dividends.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels which came into force on January 1, 2020. The m/v GLBS Angel and m/v GLBS Gigi have scrubbers, while our other vessels do not have scrubbers and use pricier low-sulfur fuel, which may reduce the amount charterers are willing to pay to charter our vessels. In addition, charterers may focus on how environmentally friendly our vessels are, generally, and our rates may be adjusted downwards accordingly.

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

Furthermore, on January 1, 2024 the EU Emissions Trading Scheme, or the ETS, for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who not only assume full compliance for ETS but also under the ISM Code. If the latter contractual arrangement is entered into this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not have allowances, we will be forced to purchase allowances from the market, which can be costly, especially if other shipping companies are similarly looking to do the same. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply), are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances.

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

A significant number of the port calls made by our vessels involve the transportation of dry bulk products to ports in the Asia Pacific region. As a result, continued economic slowdown in the region or changes in the regulatory environment, and particularly in China or Japan, could have an adverse effect on our business, operating results, cash flows and financial condition. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies as measured by gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the years ended December 31, 2024 and 2025 was approximately 5% in each year, according to China, while others have claimed that China’s GDP did not grow to the extent claimed by China. In addition, China previously imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future.

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

For example, the outbreak of COVID-19 caused severe global disruptions, with governments in affected countries imposing travel bans, quarantines, and other emergency public health measures. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses. Average charter rates for dry bulk vessels, as measured by the Baltic Dry Index, started relatively low in the beginning of 2024, and slowly increased to a high in the beginning of December 2025 and then decreased.

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

Sulfur regulations to reduce air pollution from ships may require retrofitting of vessels and may cause us to incur significant costs.

Since January 1, 2020 the IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which costs more than higher sulfur fuel; (ii) installing scrubbers for cleaning of the exhaust gas (which we have not done to any of our vessels); (iii) by retrofitting vessels to be powered by liquefied natural gas (which we have not done to any of our vessels), which may not be a viable option due to the lack of supply network and high costs involved in this process; or (iv) by introducing Sulfur free (alternative) fuels. Additionally, in July 2023, IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, and (3) pursuing net-zero GHG emission by or around 2050. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the IMO’s Marine Environmental Protection Committee (the “MEPC”) agreed to adjourn the meeting on adoption until October 2026. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, operating results, cash flows and financial position. It is unclear how the new emissions standard will affect the employment of our vessels, given that the cost of fuel is borne by our charterers when our vessels are on time charter employment. Over time, however, it is possible that ships not retrofitted to comply with the new emissions standard may become less competitive (compared with ships fitted with equipment that allows the use of fuels that produce environmentally compliant emissions – ergo cost-effective, or alternative fuels), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.

Worldwide inflationary pressures could negatively impact our operating results and cash flows.

It has been recently observed that worldwide economies have experienced inflationary pressures, with price increases seen across many sectors globally. For example, the U.S. consumer price index, an inflation gauge that measures costs across dozens of items, rose 2.7% from December 2024 to December 2025. It remains to be seen whether inflationary pressures will continue, and to what degree, as central banks begin to respond to price increases. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs. Furthermore, the effects of inflation on the supply and demand of the products we transport could alter demand for our services. During an inflationary period, such as one we are currently experiencing, the Term SOFR or similar reference rate will generally be increased, thus costing us more money to service our debt and financing obligations and reducing our net revenues. Interventions in the economy by central banks in response to inflationary pressures may slow down economic activity, including by altering consumer purchasing habits and reducing demand for the commodities and products we carry, and cause a reduction in trade. As a result, the volumes of goods we deliver and/or charter rates for our vessels may be affected. Any of these factors could have an adverse effect on our business, financial condition, cash flows and operating results. There is uncertainty regarding inflation due to the likely shift in policy following numerous elections around the world. Tariffs announced by U.S. President Trump in 2025 were imposed under the International Emergency Economic Powers Act (the “IEEPA”). In February 2026, the Supreme Court, of the United States struck down the tariffs imposed via the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented temporary, 150-day 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 are set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The prospect of such tariffs, should they remain in effect, along with retaliatory tariffs and countermeasures from affected countries could trigger economic uncertainty and the impact on inflation is unclear.

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

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes 31 facilities in Europe, eleven facilities in Turkey, and one facility in the United States, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. We currently don’t have any vessels flagged in the EU, but in the future we may have vessels flagged in EU jurisdictions.

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

On March 6, 2024, the SEC had adopted final rules to enhance and standardize climate-related and ESG-related disclosures by public companies and in public offerings. The final rules would have added extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. Specifically, the rules would have required the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. The rules were challenged in federal court before they became effective and ultimately the SEC withdrew its defense of the rules, essentially pausing the litigation. The SEC could again change its policy priorities under a future presidential administration or otherwise. If it were to propose similar rules in the future or if it successfully defends the challenged rules that it previously adopted in 2024 and such rules become effective, the costs of compliance with such new rules could be significant and could have a material adverse effect on our future performance, operating results, cash flows and financial position.

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

Our vessels are manned by masters, officers and crews (totaling 207 as of December 31, 2025). Seafarers manning the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. Any labor interruptions or employment disagreements with our crew members could disrupt our operations and could have a material adverse effect on our business, operating results, cash flows, financial condition and ability to pay dividends. We cannot assure you that collective bargaining agreements will prevent labor interruptions.

Technological developments which affect global trade flows and supply chains are challenging some of our largest customers and may therefore affect our business and operating results.

By reducing the cost of labor through automation and digitization, including by means of new technologies in artificial intelligence and machine learning, among others, and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries, including those of some of our customers. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total trade volumes would decrease, which could adversely affect demand for our services. Supply chain disruptions caused by geopolitical and economic events, pandemics, rising tariff barriers and environmental concerns also accelerate these trends. There continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence.

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
25

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

In addition, as vessels grow older, they generally decline in value. Our loan agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), which we refer to as our CIT Loan Facility, and with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with the Company, are secured by mortgages on five of our vessels, and require us to maintain specified collateral coverage ratios and to satisfy financial covenants, including requirements based on the market value of our vessels and our liquidity. Our previous loan facilities had similar requirements, and any financing arrangements may have similar collateral requirements and provisions. Since the middle of 2008 through part of 2021, the prevailing conditions in the dry bulk charter market coupled with the general difficulty in obtaining financing for vessel purchases led to a decline in the market values of our vessels, which have increased since that time (but not to 2008 levels). However, we cannot predict when and if vessel values will again start to decline.

As of December 31, 2025, we were in compliance with the covenants included in our CIT Loan Facility and the loan agreement with Marguerite Maritime S.A. and with our sale and bareboat back financing arrangements. For a more detailed discussion see “Item 5.B Liquidity and Capital Resources—Indebtedness” and Note 11 in the Consolidated Financial Statements included herewith.

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

Two of our subsidiaries have contracts for the construction of two Ultramaxes for anticipated delivery in the second half of 2026. We may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. Shipyards may periodically experience financial difficulties. If a shipyard fails, it is possible that we can lose all of the deposits that we have paid.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2025, the weighted average age of the vessels in our fleet was 8.1 years and as of December 31, 2024, the weighted average age of the vessels in our fleet was 7.8 years. Our oldest vessel was built in 2011, and our youngest vessels were built in 2024. While we have recently acquired younger vessels, as our existing and future acquired fleet ages, we will incur increased costs to operate and maintain the vessels. Older vessels are typically less fuel efficient and cost more to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates, paid by charterers, increase with the age of a vessel, making older vessels less desirable to charterers, which could result in lower utilization and, therefore, lower revenues. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, further market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. We may also decide that it makes economic sense to lay up one or more vessels. While our vessels are laid up, we will pay lay-up costs, but those vessels will not be able to earn any hire.

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

Globus Shipmanagement Corp., our ship management subsidiary, or our Manager, operates under the regulatory framework applicable to offices established in Greece pursuant to Article 25 of Law 27/1975 (formerly Law 89/67) and conducts its operations, and those on our behalf, primarily in Greece. As a result, our operations are exposed to changes in Greek laws and regulations, including tax, corporate, labor and administrative legislation. Greece has, from time to time, adopted legislative and regulatory measures in response to economic conditions, fiscal policy considerations and developments within the European Union regulatory and tax environment. Future legislative or regulatory developments may impose additional compliance requirements, administrative obligations, taxes or fees on our operations or on our Manager. Any such changes could increase our operating costs and adversely affect our results of operations.

For example, Greek Law 4110/2013 amended the long-standing provisions of Article 26 of Law 27/1975 by introducing a fixed annual tonnage tax applicable to vessels flying a foreign (non-Greek) flag that are managed by a qualifying Greek office, establishing a regime broadly comparable to that applicable to vessels flying the Greek flag. The tonnage tax is calculated by reference to the gross registered tonnage and age of each vessel. Under the applicable provisions of Greek shipping legislation, payment of the tonnage tax is intended to satisfy the Greek income tax liability arising from qualifying shipping income derived from the ownership and operation of such vessels, subject to compliance with applicable statutory requirements and limitations. Any tonnage tax or similar charge payable to the flag state of a vessel may, subject to applicable conditions, be credited against the Greek tonnage tax otherwise payable.

Dividends distributed out of income derived from tonnage-taxed shipping activities are subject to a specific tax regime under Greek law. Greek tax resident individual shareholders receiving such dividends may, where applicable, be subject to a final tax (currently at a rate of 5%) pursuant to the special framework applicable to qualifying shipping income distributions, including, in particular, dividends imported into Greece by such shareholders, while such dividends are otherwise exempt from ordinary Greek income taxation. The application of this regime depends, among other factors, on the tax residency and status of the recipient, whether the relevant amounts are imported into Greece, and the characterization of the underlying income under the applicable shipping legislation. Changes to this framework, or to the broader taxation of shipping income or shipping-related activities in Greece, could increase our tax burden, affect distributions to shareholders or increase compliance costs, any of which could have a material adverse effect on our results of operations.

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

Furthermore, the use of artificial intelligence technologies in instances of cyber-attacks is becoming more commonplace. Artificial intelligence is also a tool that can be used as a protective measure and to evaluate potential weaknesses in our information systems. At this time, we cannot fully determine the impact of such evolving technology to our industry or business.

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

As of December 31, 2025 the weighted average age of the vessels in our fleet was 8.1 years and as of December 31, 2024, the weighted average age of the vessels in our fleet was 7.8 years. Our oldest vessel was built in 2011 and our youngest vessels were built in 2024. Unless we maintain reserves or are able to raise or borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to be 25 years from the date of their construction. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, operating results, financial condition and ability to pay dividends will be materially adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

We depend upon a few significant customers for a large part of our revenues.

We may derive a significant part of our revenue from a small number of customers. During the years ended December 31, 2025, 2024 and 2023, we derived substantially all of our revenues from approximately 16, 19 and 28 customers, respectively, and approximately 57%, 77% and 55%, respectively, of our revenues during those years were derived from four customers. If one or more of our major customers defaults under a charter with us and we are not able to find a replacement charter, or if such a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, operating results and cash available for distribution as dividends to our shareholders.

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

We generate substantially all of our revenues from the trading of our vessels in U.S. dollars, but during the years ended December 31, 2025, 2024 and 2023 we incurred approximately 30%, 27% and 30%, respectively, of our vessel operating expenses, and certain administrative expenses, in currencies other than the U.S. dollar. This difference could lead to fluctuations in net profit due to changes in the value of the U.S. dollar relative to the other currencies. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our results from operations. We have not hedged our currency exposure, and, as a result, our operating results and financial condition, denominated in U.S. dollars, and our ability to pay dividends could suffer.

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

An increase in Term SOFR, including as a result of the interest rate increases effected by the United States Federal Reserve, would affect the amount of interest payable under our existing financing arrangement, which, in turn, could have an adverse effect on our profitability, earnings, cash flow and ability to pay dividends. Furthermore, as a secured rate backed by government securities, Term SOFR may be less likely to correlate with the funding costs of financial institutions. As a result, parties may seek to adjust spreads relative to Term SOFR in underlying contractual arrangements. Therefore, the use of Term SOFR-based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that were expected when interest was based on LIBOR. If Term SOFR performs differently than expected or if our lenders insist on a different reference rate to replace Term SOFR in the future, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows.

In order to manage our exposure to interest rate fluctuations under Term SOFR, or any other alternative rate, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt and financing obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position and have the potential to cause us to breach covenants in our financing arrangements that require maintenance of certain financial positions and ratios.

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

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, North Korea, Russia and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

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

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Cuba, North Korea and Syria. It is also possible for us to call on a port in Russia, which is subject to substantial U.S. sanctions, although not a comprehensive embargo. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements.

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

We are a Marshall Islands corporation with principal executive offices in Greece. Our management company is also a Marshall Islands entity. Most of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance regulations with which we may be obligated to comply. Those regulations require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

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

We do not know (i) if the E.U. will once again add the Marshall Islands to the list of non-cooperative jurisdictions; (ii) what actions the Marshall Islands may take, if any, to remove itself from such list if it should be placed on the list of non-cooperative jurisdictions; (iii) how quickly the E.U. would react to any changes in legislation of the Marshall Islands; or (iv) how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

We are a Marshall Islands corporation and our subsidiaries are incorporated under the laws of the Marshall Islands, we have limited operations in the United States, and we maintain limited assets, if any, in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. The Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would accept, or be entitled to accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities, and significant shareholders are also exempt from the reporting requirements of Section 16 of the Exchange Act. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by certain insiders means that you may have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. Additionally, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Marshall Islands law. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies. We can also issue any number of shares of any class or series without shareholder consent. See “Item 16G. Corporate Governance.” As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of certain Nasdaq requirements. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

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

It is possible that companies with similar names to us that are sanctioned can indirectly affect us.

We are aware that there is an unrelated company to us that has the word “Globus” in its name, and which is sanctioned by various government authorities.  If we attempt to wire any funds to third parties, including our lenders, bareboat charter counterparties, seafarers, and other creditors and counterparties, and our bank, the recipient bank, or any intermediary bank believes we are a sanctioned person or related to a sanctioned person, or otherwise causes a delay to the payment we are attempting to make or returns our funds to us (or holds on to the funds), then such delay, return of funds or holding of funds can cause us to be in breach of our contractual and other commitments.  For example, if our crew members are not timely paid, they may decide not to continue working on our vessels, or not work to the standards in which we expect, and they will have a maritime lien on the vessel in which they work.  If our lenders are not timely paid in accordance with the relevant financing arrangements, such lack of payment – even if we have correctly wired the funds – could be deemed an event of default by the lenders.  It is possible that the bank that causes a payment not to be made is an intermediary bank with whom we have no relationship or any direct contact, in which case resolving any potential issue may be difficult.  Any of the foregoing could have a material adverse effect on our business, operating results and financial condition and our ability to pay dividends.

Risks Relating to our Common Shares

Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

Our stock price has been volatile recently. The closing price of our common shares within 2025 ranged from a peak of $1.88 on December 8, 2025 to a low of $1.00 on August 13, 2025, representing a 88% difference. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate.

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

• the relative voting strength of each previously outstanding common share could be diminished; and

• the market price of our common shares could decline.

In addition, we may be obligated to issue, upon exercise or conversion of outstanding warrants pursuant to the terms thereof:

•	1,270,587 common shares issuable upon exercise of the December 2020 Warrants (at an exercise price of $6.25 per share) which expire on June 9, 2026;
•	1,950,000 common shares issuable upon the exercise of the January 2021 Warrants (at an exercise price of $6.25 per share) which expire on July 29, 2026; and
•	4,800,000 common shares issuable upon the exercise of the February 2021 Warrants (at an exercise price of $6.25 per share) which expire on August 17, 2026.
•	10,000,000 common shares issuable upon the exercise of the June 2021 Warrants (at an exercise price of $5.00 per share) which expire on December 29, 2026.

In addition:

•	We issued 1,000,000 common shares to Goldenmare Limited, a consultant affiliated with our Chief Executive Officer and Chief Financial Officer, in November 2025.
•	We historically issued, on a quarterly basis, common shares to certain of our directors, although in 2022 we changed our compensation arrangements with directors to pay only cash.
•	We issued an aggregate of 10,300 of our Series B preferred shares, par value $0.001 per share, to Goldenmare Limited, which shares have 25,000 votes per share, subject to maximum voting rights of 49.99%.

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

Our common shares have experienced price and volume fluctuations and may continue to experience volatility in the future. The closing price of our common shares within 2025 has ranged from a peak of $1.88 on December 8, 2025 to a low of $1.00 on August 13, 2025, representing a 88% change. You may not be able to sell your shares quickly or at the latest market price if trading in our common shares is not active or the volume is low. Some of the factors that may cause the market price of our common shares to fluctuate include:

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

In addition, there has been volatility for our intra-day common share price. For example, the high and low intra-day prices on December 2, 2025 were $1.68 and $1.37, respectively. As a result, there is a potential for rapid and substantial decreases in the price of our common shares, including decreases unrelated to our operating performance or prospects.

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

We are required to meet certain qualitative and financial tests (including a minimum bid price for our common shares of $1.00 per share, at least 500,000 publicly held shares, at least 300 public holders, a market value of publicly held securities of $1.0 million and net income from continuing operations of $500,000), as well as other corporate governance standards, to maintain the listing of our common shares on the Nasdaq Capital Market, or Nasdaq. It is possible that we could fail to satisfy one or more of these requirements. There can be no assurance that we will be able to maintain compliance with the minimum bid price, shareholders’ equity, number of publicly held shares, net income requirements or other listing standards in the future. We may receive notices from Nasdaq that we have failed to meet its requirements, and proceedings to delist our stock could be commenced. We have received in the past (most recently on July 12, 2023), a written notification from Nasdaq, indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for Nasdaq, as set forth in Nasdaq Listing Rule 5450(a)(1). On some occasions we were able to regain compliance within the grace period prescribed by Nasdaq pursuant to a reverse stock split. We discuss this reverse stock split and others further in this annual report on Form 20-F. See “Item 4.A. History and Development of the Company— History relating to our shares.” If we are unable to maintain or regain compliance in a timely manner and our common shares are delisted, it could be more difficult to buy or sell our common shares and obtain accurate quotations, and the price of our shares could suffer a material decline. Delisting may also impair our ability to raise capital. Delisting of our shares may breach our financing arrangements, which contain cross default provisions, and the purchase agreement pursuant to which we sold some of our outstanding warrants. There could also be adverse tax consequences—please read “Item 10.E Taxation—United States Tax Considerations—United States Federal Income Taxation of United States Holders—Distributions” for further information.

In addition, if we, within a two-year period, conduct reverse stock splits with a cumulative ratio of 250:1 or more, or if the closing bid price of our common shares is $0.10 or less for a period of ten consecutive trading days during any bid compliance period, then Nasdaq will immediately initiate delisting procedures. In addition, when an issuer has been afforded a second 180-day compliance period and does not regain compliance by the bid price of its stock closing at $1.00 per share or greater for a minimum of 10 consecutive business days prior to the end of the second 180-day period, a request for a hearing no longer stays the suspension and delisting of the security pending the Nasdaq panel’s decision. In addition, if a company’s security fails to meet the minimum bid price requirement and that company has effected a reverse stock split within the prior one-year period, it is not eligible for any compliance period to address a bid price deficiency.

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

Business Combinations. Our articles prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, subject to certain exceptions. Please see “Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Bylaws—Business Combinations” within the “Description of Securities” filed as Exhibit 2.1 hereto.

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

Our Chief Executive Officer and Chief Financial Officer, Mr. Athanasios Feidakis, beneficially owns all of the 10,300 issued and outstanding Series B preferred shares. Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. Because Mr. Athanasios Feidakis beneficially owns 49.99% of our voting power, he may have the ability to control us and our affairs, including, among other matters, the election of our board of directors, and has the ability to exert significant influence on corporate decisions, including with respect to, among other things, our business direction, capital structure, and dividend policy, and, as a result, the ability of our common shareholders to influence corporate matters is limited. For more information, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds” and “Description of Securities” filed as Exhibit 2.1 hereto. The interests of Mr. Feidakis may be different from your interests.

We are subject to Marshall Islands corporate law, which is not well-developed.

Our corporate affairs are governed by our articles of incorporation, our bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of shareholders of Marshall Islands corporations may differ from the rights of shareholders of corporations incorporated in the United States. While the BCA provides that it is to be applied and construed to make the laws of the Marshall Islands, for non-resident entities such as us, with respect of the subject matter of the BCA, uniform with the laws of the State of Delaware and other states with substantially similar legislative provisions (and adopts their case law to the extent it does not conflict with the BCA), there have been few court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. In addition, a Marshall Islands case has opined that Marshall Islands courts do not have civil jurisdiction over non-resident directors and officers of Marshall Islands corporations. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a more substantial body of case law in the corporate law area.

Increases in interest rates may cause the market price of our shares to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general. Any such increase in interest rates or reduction in demand for our shares resulting from other relatively more attractive investment opportunities may cause the trading price of our shares to decline. If the relevant Term SOFR increases, then our payments pursuant to certain existing loan will increase. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

On June 22, 2020, we completed a public offering of 342,857 units of the Company. Each unit consisted of one common share and one Class A Warrant to purchase one common share (a “Class A Warrant”), for $35 per unit. At the time of the closing, the underwriters exercised and closed a part of their over-allotment option, and purchased an additional 51,393 common shares and Class A Warrants to purchase 51,393 common shares. The exercise price of the Class A Warrants was $35 per whole share at any time after their original issuance up to the date that is five years after their original issuance. The Class A Warrants expired in June 2025.

On June 30, 2020, we issued 458,500 of our common shares in a registered direct offering and 458,500 of June Private Placement (“PP”) Warrants in a concurrent private placement for a purchase price of $27 per common share and June PP Warrant. The exercise price of each June PP Warrant was initially $30 per share but in July 2020 was reduced to $18 per share. These PP Warrants expired in December 2025.

On July 21, 2020, we issued 833,333 of our common shares in a registered direct offering and 833,333 of July PP Warrants to purchase common shares in a concurrent private placement for a purchase price of $18 per common share and July PP Warrant. The exercise price of each July PP Warrant was $18 per share. These PP Warrants expired in January 2026.

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

Each of the December 2020 Warrants, January 2021 Warrants, February 2021 Warrants and June 2021 Warrants is exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement covering the issuance of the shares under the Securities Act is not effective or available at any time after the issuance of the December 2020 Warrants, January 2021 Warrants, February 2021 Warrants and June 2021 Warrants, the holder may, in its sole discretion, elect to exercise the such warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If we do not issue the shares in a timely fashion, each warrant contains certain liquidated damages provisions.

Each of the December 2020 Warrants, January 2021 Warrants, February 2021 Warrants and June 2021 Warrants were issued pursuant to a securities purchase agreement and a placement agency agreement.

From June 22, 2020, to the expiration date of the Class A Warrants, we issued 5,550 common shares pursuant to exercises of outstanding Class A Warrants. As of the date of this annual report, no December 2020 Warrants, January 2021 Warrants, February 2021 Warrants or June 2021 Warrants have been exercised, and no June PP Warrants or July PP Warrants were exercised before their expiration.

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

On May 10, 2021, we reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. This loan facility is referred to as the CIT Loan Facility. The proceeds of this financing were used to repay the outstanding balance of a loan with EnTrust. In August 2022, we entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the LIBOR interest provisions of the CIT Loan Facility were replaced with Term SOFR plus a margin of 3.35% (or 5.35% default interest). In August 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels Diamond Globe and Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. In addition, the applicable margin for all tranches under the CIT Loan Facility was reduced from 3.35% to 2.70% (or 4.70% default interest). In September 2025, we entered into a supplemental agreement with First Citizens Bank & Trust Company to amend the terms of its existing CIT Loan Facility. The amendment aligned the termination date of two tranches to two other existing tranches by extending the termination date of those two tranches to August 10, 2027. As part of the amendment, the repayment schedules for the affected tranches were revised. In addition, the applicable margin for all tranches under the CIT Loan Facility was reduced from 2.70% to 1.95%. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 1.95% per annum (or 3.95% default interest). For more information regarding the terms of the CIT Loan Facility, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

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

On May 23, 2024, we reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum (or 4.3% default interest). This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and final) installment. The proceeds of this financing were used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, we drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million. The loan agreement with Marguerite Maritime S.A. includes a minimum required security cover of 120%, meaning that the market value of the vessel plus the net realizable value of any additional security shall not drop below 120% of the outstanding balance of the loan. For more information regarding the terms of this loan facility, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

On December 2, 2024, we, through our subsidiary Paralus Shipholding S.A., entered into a $25 million sale and bareboat back arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Magic, which was delivered from the relevant shipyard on September 20, 2024. We transferred the legal ownership of the vessel to Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. and chartered the vessel back on a bareboat basis under periodically increasing daily rate plus SOFR and a 2.1% margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period at a purchase price of $15,400,500, if not purchased earlier. On December 23, 2024, we drew down the purchase price, being $25 million as per the sale and bareboat back arrangement.

On November 28, 2025, we, through our subsidiary Thalia Shipholding S.A., reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $25 million bearing interest at Term SOFR plus a margin of 2.175% per annum (or a 4.175% default interest). This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $321,000 each, and $18.58 million to be paid together with the 20th (and final) installment. The proceeds of this financing will be used for the purchase of the approximately 64,000 dwt fuel efficient bulk carrier, which is scheduled to be delivered from the relevant shipyard during the third quarter of 2026. As collateral for the loan, among other things, a mortgage over the new building was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the new building. Globus Maritime Limited guaranteed the loan.

On December 2, 2025, we, through our subsidiary Olympia Shipholding S.A., reached to an agreement to enter into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt fuel efficient bulk carrier, which is scheduled to be delivered from the relevant shipyard during the fourth quarter of 2026. As part of this transaction, we will charter the vessel back from SK Shipholding on a bareboat basis under a fixed daily rate of $3,400 plus SOFR and a periodically increasing margin for the period of 15 years, and we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the 15-year charter period at a purchase price of $9,385,000, if not purchased earlier. On December 4, 2025, we received $1.4 million, being the 5% advance deposit of the sale price as per the memorandum of agreement.

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

On November 26, 2025, following the recommendations by our Remuneration Committee, we approved a merit-based compensation consisting of $500,000, and the issuance of 1,000,000 of our common shares to Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to us and is an affiliate of our Chief Executive Officer and Chief Financial Officer. The share grant was made pursuant to our 2024 Equity Incentive Plan on November 26, 2025. In connection with the grant, we also entered into a registration rights agreement with Goldenmare Limited providing customary registration rights with respect to the foregoing common shares. See “Item 7.B. Related Party Transactions.”

As of December 31, 2025, our issued and outstanding capital stock consisted of 21,582,301 common shares and 10,300 Series B preferred shares.

Recent history relating to our ships

In October 2020, we purchased a 2015-built Kamsarmax dry bulk carrier for $18.4 million. The vessel was delivered on October 29, 2020 and was named m/v Galaxy Globe. Galaxy Globe was built at the Hudong-Zhonghua Shipyard in China and has a carrying capacity of 81,167 dwt.

On June 9, 2021, we took delivery of the m/v Diamond Globe, a 2018-built Kamsarmax dry bulk carrier, through its subsidiary, Argo Maritime Limited, for a purchase price of $27 million paid with available cash. The m/v Diamond Globe was built at Jiangsu New Yangzi Shipbuilding Co., Ltd in China and has a carrying capacity of 82,027 dwt.

On July 20, 2021, we took delivery of the m/v Power Globe, a 2011-built Kamsarmax dry bulk carrier, through its subsidiary, Talisman Maritime Limited, for a purchase price of $16.2 million paid with available cash. The m/v Power Globe was built at Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt.

On November 29, 2021, we took delivery of the m/v Orion Globe, a 2015-built Kamsarmax dry bulk carrier, through its subsidiary, Salaminia Maritime Limited, for a purchase price of $28.4 million paid with available cash. The m/v Orion Globe was built at Tsuneishi Zosen in Japan and has a carrying capacity of 81,837 dwt.

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

On May 13, 2022, we signed two contracts, through our subsidiaries Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carriers of approximately 64,000 dwt each. The sister vessels were built at Nantong COSCO KHI Ship Engineering Co. in China, with the first one delivered on August 20, 2024 and named m/v GLBS Might and the second one delivered on September 20, 2024 and named m/v GLBS Magic. The total consideration for the construction of both vessels was approximately $70.3 million, which was paid with a combination of debt and equity. For more information regarding the sale and bareboat back arrangement that we entered into in February 2024 in respect of the m/v GLBS Might and the sale and bareboat back arrangement we entered into in December 2024 in respect of the m/v GLBS Magic, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel had decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on its selling price less cost to sell, and we recorded a reversal of impairment in the amount of $4.4 million during the first quarter of 2023. The vessel was delivered to her new owners on June 5, 2023 and we recorded a gain of $71,000.

On August 11, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built m/v Sky Globe for a gross price of $10.7 million, before commissions, to an unaffiliated third party. The vessel was delivered to her new owners on September 7, 2023. We recognized a gain of approximately $2.2 million as a result of the sale.

On August 16, 2023, we through a wholly owned subsidiary, entered into an agreement to sell the 2010-built m/v Star Globe for a gross price of $11.2 million, before commissions, to an unaffiliated third party. The vessel was delivered to her new owners on September 13, 2023. We recognized a gain of approximately $1.6 million as a result of the sale.

On August 18, 2023, we, through Thalia Shipholding S.A. and Olympia Shipholding S.A., signed two contracts for the construction and purchase of two fuel efficient bulk carriers of approximately 64,000 dwt each. The two vessels are expected be built at Nihon Shipyard Co. in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023, we paid the first installment of $7.5 million for both vessels under construction. In August 2024, we paid the second installment of $7.5 million for both vessels under construction, and in July and August 2025 we paid the third installment of $7.5 million for both vessels under construction.

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

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by our Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both paid with available cash. The purchase of each vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors. An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024, we took delivery of the m/v GLBS Gigi. Each of those vessels is outfitted with a scrubber. We paid the remaining balances due in July 2025 using available cash.

On February 4, 2025, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v River Globe for a gross price of $8.55 million before commissions and expenses, to an unaffiliated third party. The vessel was delivered to her new owners on March 17, 2025. We recognized a gain of approximately $2.1 million as a result of the sale.

As of December 31, 2025, our operating fleet was comprised of a total of nine dry bulk vessels consisting of six Kamsarmaxes and three Ultramaxes. The weighted average age of the vessels in our fleet as of December 31, 2025 was 8.1 years, and their carrying capacity was 680,622 dwt. We have also contracted for the building of two Ultramax vessels, which remain under construction, and are expected to be delivered in the second half of 2026.

Recent developments (post-2025)

On February 26, 2026, the Company awarded a consulting company, affiliated with our Chief Executive Officer, a one-time bonus of $2.0 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull S3012 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the agreement dated August 18, 2023) and the balance at the delivery of Hull SK 192 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the other agreement dated August 18, 2023), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such delivery.

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

The following table presents information concerning the vessels in our fleet as of March 13, 2026:

Vessel	Year Built	Flag	Direct Owner/Lessee	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v Galaxy Globe	2015	Marshall Islands	Serena Maritime Limited	Hudong-Zhonghua	Kamsarmax	October 2020	81,167
m/v Diamond Globe	2018	Marshall Islands	Argo Maritime Limited	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027
m/v Power Globe	2011	Cyprus	Talisman Maritime Limited	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655
m/v Orion Globe	2015	Marshall Islands	Salaminia Maritime Limited	Tsuneishi Zosen	Kamsarmax	November 2021	81,837
m/v GLBS Hero	2024	Marshall Islands	Calypso Shipholding S.A.	Nihon Shipyard Co.	Ultramax	January 2024	64,000
m/v GLBS Might	2024	Marshall Islands	Daxos Maritime Limited	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	August 2024	64,000
m/v GLBS Magic	2024	Marshall Islands	Paralus Shipholding S.A.	Nantong Cosco KHI Ship Engineering Co., Ltd.	Ultramax	September 2024	64,000
m/v GLBS Angel	2016	Marshall Islands	Dulac Maritime S.A.	Hudong-Zhonghua	Kamsarmax	November 2024	81,119
m/v GLBS Gigi	2014	Marshall Islands	Domina Maritime Ltd	Tsuneishi Hi Cebu	Kamsarmax	December 2024	81,817

					Total:		680,622

We own or charter in each of our vessels through separate, wholly owned subsidiaries, all of which are incorporated in the Marshall Islands. Our Ultramax vessels are geared. Geared vessels can operate in ports with minimal shore-side infrastructure. Due to the ability to switch between various dry bulk cargo types and to service a wider variety of ports, the day rates for geared vessels tend to have a premium.

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

On the date of the filing of this annual report on 20-F, all of our vessels were employed on short-term time charters.

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

Ship Management and Maintenance

We are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Globus Shipmanagement provides the technical, commercial and day-to-day operational management of our vessels. Technical management includes crewing, maintenance, repair and drydockings. During 2025, we paid Globus Shipmanagement $700 per vessel per day. All fees payable to Globus Shipmanagement for vessels that we own or charter in are eliminated upon consolidation of our accounts.

Termination

We are generally entitled to suspend performance under the time charter if the customer defaults in its payment obligations. Either party may terminate the charter in the event of war in specified countries.

Commissions

During the year ended December 31, 2025, we paid commissions of 5% to each time charter agreement then in effect.

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

Competition

Our business fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We generally compete with other owners of Ultramax and Kamsarmax dry bulk vessels, but some of the cargo that we carry can be transported on a ship of any size, in which case we can compete with all ship sizes. We also compete with owners for the purchase and sale of vessels of all sizes. Those competitors may be better capitalized or have more liquidity than we do. In a period of significantly depressed pricing and over capacity, better liquidity may be a major competitive advantage, and we believe that some of our competitors may be better capitalized than we are.

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

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short-term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2020. In 2021, the BDI rose to a high of 5,650 on October 7, 2021 and had a low of 1,303 on February 10, 2021. In 2022, the BDI ranged from a low of 965 on August 31, 2022 to a high of 3,369 on May 23, 2022. In 2023, the BDI ranged from a high of 3,346 on December 4, 2023 to a low of 530 on February 16, 2023. In 2024, the BDI ranged from a high of 2,419 on March 18, 2024 to a low of 976 on December 19, 2024. In 2025, the BDI ranged from a high of 2,845 on December 3, 2025 to a low of 715 on January 30, 2025. In 2026, through March 12, 2026, the BDI ranged from a high of 2,242 on March 3, 2026 to a low of 1,532 on January 15, 2026, but, due to its volatile nature, there can be no assurance of the future performance of the BDI.

Vessel Prices

In broad terms, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. As with newbuild prices, secondhand vessel values have continued to gradually decline since August 2008 until 2021, when they started to increase. After such periods, the vessel prices have increased and decreased periodically, but never reached the heights maintained in 2008.

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

Disclosure of Activities pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r), as amended, requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain other sanctioned parties. Disclosure is required even where the activities, transactions or dealings are conducted in compliance with applicable law. Provided in this section is information concerning the activities of us and our affiliates that occurred in 2025 and which we believe may be required to be disclosed pursuant to Section 13(r) of the Exchange Act.

In 2025, our vessels did not complete any port call in Iran, and we are not aware of any vessels owned or controlled by our affiliates completing any port call in Iran or with any other sanctioned parties covered by the Iran Threat Reduction and Syria Human Rights Act of 2012.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All the vessels in our fleet are certified as being “in class” as of the date of this annual report on Form 20-F. Typically, all new and secondhand vessels that we purchase must be certified “in class” prior to their delivery under our standard purchase contracts and memoranda of agreement. Under our standard purchase contracts, unless negotiated otherwise, if the vessel is not certified on the date of closing, we would have no obligation to take delivery of the vessel. Although we may not have an obligation to accept any vessel that is not certified on the date of closing, we may determine nonetheless to purchase the vessel, should we determine it to be in our best interests. If we do so, we may be unable to charter such vessel after we purchase it until it obtains such certification, which could increase our costs and affect the earnings we anticipate from the employment of the vessel.

Vessels are drydocked during intermediate and special surveys for repairs of their underwater parts. If “in water survey” notation is assigned, there is an option of carrying out an underwater inspection of the vessel in lieu of drydocking, subject to certain conditions. In the event that an “in water survey” notation is assigned and other requirements as stipulated by class rules permit, drydocking required as part of an Intermediate Survey may be carried out “in lieu” thereby achieving a higher utilization for the relevant vessel. As per rules each vessel must drydock twice within a five-year cycle. One drydock must coincide with the special survey while the time distance between two drydocks must not exceed 36 months. We budget 30 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

The following table lists the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our fleet:

Vessel Name	Drydocking	Special Survey	Classification Society
m/v Galaxy Globe	July 2028	July 2030	Class NK
m/v Diamond Globe	May 2026	May 2028	Lloyds
m/v Power Globe	June 2026	June 2026	Class NK
m/v Orion Globe	April 2028	March 2030	Class NK
m/v GLBS Hero	January 2027	January 2029	Class NK
m/v GLBS Might	August 2027	August 2029	ABS
m/v GLBS Magic	September 2027	September 2029	ABS
m/v GLBS Angel	October 2026	October 2026	ABS
m/v GLBS Gigi	July 2027	July 2027	Class NK

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

Hull and Machinery and War Risks

The principal coverages for marine risks (covering loss or damage to the vessels, rather than liabilities to third parties) are hull and machinery insurance and war risk insurance. These address the risks of the actual or constructive total loss of a vessel and accidental damage to a vessel’s hull and machinery, for example from running aground or colliding with another ship. These insurances provide coverage which is limited to an agreed “insured value.” Reimbursement of loss under such coverage is subject to policy deductibles that vary according to the nature of the coverage. The hull and machinery deductible is $100,000 per incident, whereas the collision deductible is $50,000 per incident. In case that a particular average and a collision liability claim arise from the same casualty, the total deductible shall not exceed $100,000. The war risk insurance has no deductible for hull and machinery and increased value, however loss of hire, if insured, is generally subject to a seven days’ deductible.

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

To the extent that we experience either a supplementary or an overspill call, our policy is to expense such amounts. To the extent that the Club depends on funds paid in calls from other members in our industry, if there were an industry-wide slow-down, other members might not be able to meet the call, and we might not receive a payout in the event we made a claim on a policy.

Uninsured Risks

Not all risks are insured, and not all risks are insurable. The principal insurable risk which nevertheless remains uninsured across our fleet is the “loss of hire” due to strikes and/or delays arising from H&M and/or P&I perils. We generally do not insure the risk of loss of hire because we regard the cost as disproportionate. This insurance provides, subject to a deductible, a limited indemnity for hire that is not receivable by the shipowner for reasons set forth in the policy. An example of a “strike and delay insurance policy” would cover the loss of hire on a 10 or 17 days’ basis for delays arising from H&M perils such as collision, stranding or machinery damage. For a 17 days’ cover the premium per annum pro rata would be calculated on the 120% of the daily hire.

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

Amendments to SOLAS chapter II-2, intended to prevent the supply of oil fuel not complying SOLAS flashpoint requirements, requiring that ships carrying oil fuel must, prior to bunkering, be provided with a declaration certifying that the oil fuel supplied is in conformity with regulation SOLAS II.2/4.2.1, entered into effect January 1, 2026.

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

For example, MARPOL Annex VI sets limits on Sulfur Oxides (SOx) and Nitrogen Oxides (NOx) and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. It also regulates the emission of volatile organic compounds (VOC) from cargo tankers and certain gas carriers, as well as shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside special areas, the “Emission Control Areas” or ECAs. ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area, the U.S. Caribbean Sea area and the Mediterranean Sea. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which became effective on March 1, 2026. The global cap on the sulfur content of fuel oil was reduced to 0.5% as of January 1, 2020, regardless of whether a ship is operating outside a designated ECA. From January 1, 2015 the cap on the sulfur content of fuel oil for vessels operating in ECAs has been 0.1%; however ships operating in this ECA will be exempted from compliance with the 0.1% m/m sulfur content standard for fuel oil until July 1, 2025. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel”, and pertaining to the sampling and testing of onboard fuel oil, which became effective in 2022. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective May 1, 2024. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Annex VI also provides for progressive reductions in NOx emissions from marine diesel engines installed in vessels. Limiting NOx emissions is set on a three tier reduction, the final tier (“Tier III”) applying to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA, and to engines installed on vessels constructed on or after January 1, 2021 and which operate in the Baltic Sea ECA or the North Sea ECA. The Tier III requirements would also apply to engines of vessels operating in other ECAs as may be designated in the future (such as the Canadian Arctic and the Norwegian Sea) by the IMO’s Marine Environment Protection Committee (or MEPC) for Tier III NOx control. The Tier III requirements do not apply to engines installed on vessels constructed prior to January 1, 2021, if they are less than 500 gross tons, of 24 meters or more in length, and have been designed and used solely for recreational purposes. We anticipate incurring costs at each stage of implementation on all these areas. Currently we are compliant in all our vessels. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol (this task having been delegated to the IMO). In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. On December 12, 2015 the Paris Agreement was adopted by 195 countries and entered into force on November 4, 2016. The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to well below 2˚ Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from ships. On January 27, 2026, the United States’ withdrawal from the Paris Agreement became effective after a one-year process.

In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI of MARPOL and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016 the MEPC adopted updated guidelines for the calculation of the Energy-Efficiency Design Index. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tons or more are to collect fuel consumption data and to report the aggregated data to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. In April 2018, the MEPC adopted an initial strategy on the reduction of greenhouse gas emissions from ships. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of levels of ambition, including (1) decreasing the carbon intensity from ships through implementation of further phases of energy efficiency for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030; and (3) pursuing net-zero GHG emissions by or around 2050. In April 2025, the IMO net-zero framework was approved by MEPC 83, including the new fuel standard for ships and a global pricing mechanism for emissions. These regulations were approved as amendments and submitted for adoption as legally binding, but in October 2025 the IMO’s Marine Environmental Protection Committee (the “MEPC”) agreed to adjourn the meeting on adoption until October 2026.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions; effective January 2023, the Revised MARPOL Annex VI includes requirements for ships to calculate their Energy Efficiency Existing Ship Index, or “EEXI,” following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating, or “CII,” and became effective on May 1, 2024. Beginning in January 2023, MARPOL Annex VI requires EEXI and CII certification. MEPC 76 also adopted guidelines to support implementation of the amendments. The EEXI measures apply to newbuild ships and all existing ships above 400 GT and CII requirements apply to all ships of 5,000 gross tons or more. This means that the first annual reporting was to be completed in 2023, with the first rating awarded in 2024. With respect to the CII, effective from January 1, 2023, ships of at least 5,000 gross tons are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The CII regulations state that a ship rated D for three consecutive years, or E for one year, will be required to submit a corrective action plan showing how C or above will be achieved.

The EU adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of carbon dioxide emissions from vessels (or the MRV Regulation), which was published in the Official Journal on May 19, 2015 and entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tons (except for a few types, such as, amongst others, warships and fish catching or fish processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation was the precursor to a market-based mechanism to be adopted in the future (see below).

Furthermore, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The system, adopted by resolution MEPC.278(70), entered into force on 1 March 2018. Reporting commenced with the year 2019. The Ship Energy Efficiency Management Plans of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on February 4, 2019 aims to align and facilitate the simultaneous implementation of the two systems.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. MEPC 81 will take place in spring 2024 in which the IMO will decide on the market-based mechanism to reach the emission reduction targets– either through a global emissions trading scheme for shipping or a global carbon levy. In March 2024, MEPC 81 agreed on a draft outline of an ‘IMO net-zero framework’ for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. These measures were submitted for adoption as legally binding, but the MEPC agreed to adjourn the meeting on adoption until October 2026. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

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

Amendments to the BWM Convention concerning commissioning testing of BWMS became effective in June 2022. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, entered into force on February 1, 2025. Pursuant to the BWM Convention, ballast water management systems (“BWMSs”) installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Additionally, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The U.S. Coast Guard has approved a number of BWMSs.

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009, or the Recycling Convention, deals with issues relating to ship recycling and aims to address the occupational health and safety, as well as environmental risks relating to ship recycling. It contains regulations regarding the design, construction, operation, maintenance and recycling of vessels, as well as regarding their survey and certification to verify compliance with the requirements of the Recycling Convention. The Recycling Convention, amongst other things, prohibits and/or restricts the installation or use of hazardous materials on vessels and requires vessels to have on board an inventory of hazardous materials specific to each vessel. It also requires ship recycling facilities to develop a ship-recycling plan for each vessel prior to its recycling. Parties to the Recycling Convention are to ensure that ship-recycling facilities are designed, constructed and operated in a safe and environmentally sound manner and that they are authorized by competent authorities after verification of compliance with the requirements of the Recycling Convention. The Recycling Convention entered into force in June 2025. The Recycling Convention and other developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

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

In some areas of regulation, the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution (which was amended in 2009), imposing criminal sanctions for discharges of oil and other noxious substances from vessels sailing in its waters, irrespective of their flag not only where such pollution is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence.” The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards vessel interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

The EU has also adopted legislation requiring the use of low sulfur fuel. Under Council Directive 1999/32/EC as subsequently amended, from January 1, 2015, vessels have been required to burn fuel with a sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones falling within sulfur oxide (SOx) Emission Control Areas (or SECAs), such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with MARPOL Annex VI. Directive 1999/32/EC was repealed and codified by 2016/802/EU to align with the revised Annex VI.

Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 ( amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tons to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018.

July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons or more in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In April 2023, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from Fit for 55 package, namely: (a) a bespoke emissions trading scheme for maritime (Maritime ETS) which commenced in 2024 and which applies to all ships above 5,000 gross tons; and (b) a FuelEU Maritime regulation which seeks to require all ships above 5,000 gross tons to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2026 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS applies gradually over the period from 2024-2026. The cap under the ETS is set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and captures 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). The EU Directive 2023/959 contains provisions that state that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, all maritime allowances are auctioned and there is no free allocation. New systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures may be necessary to be put in place to the extent not already effective, at a cost, to continue to manage the administrative aspect of ETS compliance.

Additionally, on July 25, 2023, the European Council of the European Union adopted FuelEU under the FuelEU Initiative of its “Fit for 55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that, from January 1, 2025, the greenhouse gas intensity of fuel used by covered vessels be reduced by 2%, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. By June 30, 2026, a FuelEU Document of Compliance is required to be kept on board a vessel to show compliance. Both the ETS and FuelEU schemes have significant impacts on the management of vessels calling to EU ports, by increasing the complexity and monitoring of, and the costs associated with, the operation of vessels and by affecting the relationships with our time charterers.

Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. The SRR Regulation applies to vessels flying the flag of a Member State and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. Pursuant to the Regulation, the EU Commission publishes from time to time a European List of approved ship recycling facilities meeting the requirements of the Regulation. On November 11, 2020 the EU Commission published an implementing decision which included an updated version of the European List. Furthermore, the SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the HKC has been ratified and entered into force on June 26, 2025, it is expected that the EU Ship Recycling Regulation will be reviewed in light of this.

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

European Mandatory Non-Financial Reporting Regulations

On November 28, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states had 18 months from this date (by July 6, 2024) to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (for example, respect for employee and human rights, anti-corruption and bribery, corporate governance and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD applies on a phased basis, starting from the financial year 2024 through 2028, to large EU and non-EU undertakings subject to certain financial and employee thresholds being met (as described below). Following the publication of the Omnibus package of proposals on February 26, 2025, which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 has been postponed to 2028 (in respect of the 2027 financial year). The Omnibus package was approved by the EU Parliament on December 16, 2025 and will simplify compliance for small and medium-sized entities and all companies with up to 1,000 employees and less than EUR 450 million turnover will be outside the scope of the CSRD. For companies that are in scope, the European Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards. The CSRD will now apply to (a) EU undertakings and non-EU issuers, who on an individual or group basis, have more than EUR 450 million net turnover and more than 1,000 employees on average during the financial year; and (b) non-EU ultimate parent undertakings that have more than EUR 450 million net turnover generated in the EU (individually or on a consolidated basis) for each of their last two consecutive financial years; and an EU subsidiary or a branch in the EU with more than EUR 200 million net turnover in the preceding financial year. To the extent that this applies to us, new systems, personnel, data management systems and reporting procedures may have to be put in place, which cost could be significant, to prepare for and manage the administrative aspect of CSRD compliance.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) was also adopted on July 25, 2024 as part of the Fit for 55 Package and establishes a corporate due diligence duty. CSDDD was to apply to large companies with more than 1,000 employees and the turnover threshold EUR 450 million. However, following the approval of the Omnibus agreement on December, 16, 2025, CSDDD is now expected to apply from July 26, 2029 and the thresholds have now been revised to only apply to (a) EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover, and more than 5,000 employees on average during the financial year; and (b) non-EU undertakings that have or—if they are an ultimate parent undertaking, their group—has more than EUR 1.5 billion net turnover generated in the EU. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules endeavor to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. To the extent that this applies to us, new systems, personnel, data management systems and reporting procedures may have to be put in place, which cost could be significant, to prepare for and manage the administrative aspect of CSDDD compliance.

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

The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023. In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the CWA in its decision dated May 25, 2023. The final rule became effective September 8, 2023 and operates to limit the CWA. On March 12, 2025, the EPA announced it would work with the U.S. Army Corps of Engineers to review the definition of WOTUS and undertake a rulemaking process to revise such definition. On November 17, 2025, a new definition of WOTUS was proposed to align with the Supreme Court’s decision, narrowing federal jurisdiction and clarifying exclusions. Public comments closed on January 5, 2026, and comments will be reviewed and taken into consideration in drafting a final rule.

The EPA enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA had designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the then current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, including limits applicable to specific discharge streams, such as deck runoff, bilge water and gray water. Several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. The Vessel Incidental Discharge Act (or VIDA) was signed into law on December 4, 2018, and establishes a new framework for the regulation of vessel incidental discharges under the CWA. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. Comments to the Supplemental Notice were due by December 18, 2023. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. The USCG has not yet issued corresponding enforcement standards, and the 2013 VGP scheme therefore remains in force as of February 2026. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (PARI) form and submission of annual reports. The new regulations could require the installation of new equipment and may be costly.

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

C. Organizational Structure

Globus Maritime Limited is a holding company. As of the date of this annual report, Globus wholly owns 13 operational subsidiaries, all of which are Marshall Islands corporations. Nine of our operational subsidiaries each own or are the counterparty to the bareboat charterer under a sale and bareboat back, two of our operational subsidiaries each are a counterparty to a ship building contract, one of our operational subsidiaries is our Manager, and one subsidiary facilitates payments and operations on our behalf. All of our subsidiaries are directly owned by Globus. Our Manager does not own or lease any vessels. Our Manager provides the technical and day-to-day commercial management of our fleet and our financial reporting. Our Manager maintains ship management agreements with each of our vessel-owning or bareboat chartering subsidiaries. We also own two entities that used to own ships that we sold (Devocean Maritime Ltd. and Artful Shipholding S.A.), each of which was incorporated in the Marshall Islands. See “Item 4.A. History and Development of the Company.” A list of our subsidiaries and their respective countries of incorporation is provided as Exhibit 8.1 to this annual report on Form 20-F.

D. Property, Plants and Equipment

In June 2022, we entered into a rental agreement with F.G. Europe (an affiliate of our Chairman) for 902 square meters of office space, at the rate of €26,000 and with the lease period ending on August 4, 2024. In August 2024, we entered into a new rental agreement with F.G. Europe (an affiliate of our Chairman) for the same office space, at the rate of €27,500 and with a lease period ending on August 4, 2027 as the previous rental agreement with F.G. Europe had expired. Effective January 1, 2026, we entered into a new rental agreement with Cyberonica S.A. for the same office space at a monthly rent of €27,500, subject to an annual adjustment of 1%. The lease term runs through December 31, 2028. We do not presently own any real estate. As of December 31, 2025, we did not owe back rent to F.G. Europe. We maintain our principal executive offices at c/o Globus Shipmanagement Corp., 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Attica, Greece.

As of December 31, 2025 and 2024 our fleet consisted of nine and ten vessels, respectively, with an aggregate carrying value of $233.2 million and $249 million, respectively.

A vessel-by-vessel carrying value summary as of December 31, 2025 and 2024 follows:

Dry bulk Vessels	Dwt	Year Built	Month and Year of Acquisition	Purchase Price (in millions of U.S. Dollars)	Carrying Value as of December 31, 2025 (in millions of U.S. Dollars)	Carrying Value as of December 31, 2024 (in millions of U.S. Dollars)
m/v River Globe	53,627	2007	December 2007	57.5	-	6.3
m/v Galaxy Globe	81,167	2015	October 2020	18.4	16.2	16.0
m/v Diamond Globe	82,027	2018	June 2021	27.0	22.3	23.7
m/v Power Globe	80,655	2011	July 2021	16.2	13.7	15.0
m/v Orion Globe	81,837	2015	November 2021	28.4	24.1	24.6
m/v GLBS Hero	64,000	2024	January 2024	37.5	35.7	37.1
m/v GLBS Might	64,000	2024	August 2024	35.3	34.3	35.6
m/v GLBS Magic	64,000	2024	September 2024	35.3	34.4	35.7
m/v GLBS Angel	81,119	2016	November 2024	27.5	26.7	28.6
m/v GLBS Gigi	81,817	2014	December 2024	26.5	25.8	26.4
					233.2	249.0

Other than our vessels and contracts to construct vessels, we do not have any material property. Five of our vessels are subject to priority mortgages, which secure our obligations under the CIT Loan Facility and the loan agreement with Marguerite Maritime S.A., and two of our vessels are subject to sale and bareboat back arrangements. The GLBS Angel and GLBS Gigi are unencumbered as of the date of this annual report on Form 20-F. For more information on the vessels currently comprising our fleet, please see “Item 4.B. Business Overview.” For more information on our shipbuilding contracts, see “Item 4.A. History and Development of the Company.”

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

The MD&A generally discusses 2025 and 2024 items and year-on-year comparisons between 2025 and 2024. Discussions of 2023 items and year-on-year comparisons between 2024 and 2023 that are not included in this Form 20-F can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 14, 2025.

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

On June 22, 2020, we completed a public offering of 342,857 units of the Company. Each unit consisted of one common share and one Class A Warrant to purchase one common share (a “Class A Warrant”), for $35 per unit. At the time of the closing, the underwriters exercised and closed a part of their over-allotment option and purchased an additional 51,393 common shares and Class A Warrants to purchase 51,393 common shares.

The exercise price of the Class A Warrants was $35 per whole share at any time prior to 5:00 PM New York time on June 22, 2025. These Class A Warrants have expired.

On June 30, 2020, we issued 458,500 of our common shares in a registered direct offering and 458,500 of our June PP Warrants in a concurrent private placement for a purchase price of $27 per common share and June PP Warrant. The June PP Warrants could have been exercised at any time prior to 5:00 PM New York time on December 30, 2025. The exercise price of each June PP Warrant was originally $30 per share, but in July 2020 was reduced to $18 per share. No June PP Warrants were exercised before their expiration.

On July 21, 2020, we issued 833,333 of our common shares in a registered direct offering and 833,333 of our July PP Warrants to purchase common shares in a concurrent private placement for a purchase price of $18 per common share and July PP Warrant. The July PP Warrants could have been exercised at any time prior to 5:00 PM New York time on January 21, 2026. The exercise price of each July PP Warrant was $18 per share. No July PP Warrants were exercised before their expiration.

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

Each of the December 2020 Warrants, January 2021 Warrants, February 2021 Warrants and June 2021 Warrants is exercisable for a period of five and one-half years commencing on the date of issuance. The warrants are exercisable at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement covering the issuance of the shares under the Securities Act is not effective or available at any time after the issuance of the December 2020 Warrants, January 2021 Warrants, February 2021 Warrants and June 2021 Warrants, the holder may, in its sole discretion, elect to exercise the such warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If we do not issue the shares in a timely fashion, each warrant contains certain liquidated damages provisions.

From June 22, 2020 through the date hereof, we issued 5,550 common shares pursuant to exercises of Class A Warrants. As of the date of this annual report, no December 2020 Warrants, January 2021 Warrants, February 2021 Warrants or June 2021 Warrants have been exercised. No June PP Warrants or July PP Warrants were exercised before their expiration.

On October 21, 2020, we effected a 1-100 reverse stock split which reduced the number of shares outstanding from 175,675,651 to 1,756,720 (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers, per share amounts, including common share, preferred shares and warrants, have been adjusted to give effect to this reverse stock split.

On November 26, 2025, following the recommendations by our Remuneration Committee, we approved a merit-based compensation consisting of $500,000, and the issuance of 1,000,000 of our common shares to Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to us and is an affiliate of the Company’s Chief Executive Officer and Chief Financial Officer. The share grant was made pursuant to our 2024 Equity Incentive Plan. In connection with the grant, we also entered into a registration rights agreement with Goldenmare Limited providing customary registration rights with respect to our common shares. See “Item 7.B. Related Party Transactions.”

As of December 31, 2025, our issued and outstanding capital stock consisted of 21,582,301 common shares and 10,300 Series B Preferred Shares.

In 2020 and 2021, we issued an aggregate of 10,300 Series B preferred shares to Goldenmare Limited. Each issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which (in each instance) received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

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

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier with a carrying capacity of approximately 64,000 dwt. The vessel was built at Nihon Shipyard Co. in Japan and was delivered on January 25, 2024. The total consideration for the construction of the vessel was approximately $37.5 million, which we paid with cash on hand. In May 2022 we paid the first installment of $7.4 million, in March 2023 we paid the second installment of $3.8 million, in September 2023 we paid the third installment of $3.7 million and in November 2023 we paid the fourth installment of $3.7 million. On January 22, 2024, we paid the final installment of $18.5 million and on January 25, 2024 we took delivery of the new vessel which was named m/v GLBS Hero.

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

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. Following the agreement to sell m/v Sun Globe and given the significant increase in the vessel’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel had decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on its selling price less cost to sell, and we recorded a reversal of impairment in the amount of $4.4 million during the first quarter of 2023. The vessel was delivered to its new owners on June 5, 2023, and we recorded a gain of $71,000.

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

On August 18, 2023, we, through Thalia Shipholding S.A. and Olympia Shipholding S.A., signed two contracts for the construction and purchase of two fuel efficient bulk carrier of approximately 64,000 dwt each. The two vessels will be built at Nihon Shipyard Co. in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which we intend to finance with a combination of debt and equity. In August 2023, we paid the first installment of $7.5 million for both vessels under construction. In August 2024, we paid the second installment of $7.5 million for both vessels under construction and in July and August 2025 we paid the third installment of $7.5 million for both vessels under construction.

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

On May 23, 2024, we reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum (or 4.3% default interest). This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and final) installment. The proceeds of this financing were used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, we drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million. The loan agreement with Marguerite Maritime S.A. includes a minimum required security cover of 120%, meaning that the market value of the vessel plus the net realizable value of any additional security shall not drop below 120% of the outstanding balance of the loan. For more information regarding the terms of this Loan Facility, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

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

An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024, we took delivery of the m/v GLBS Gigi. Each of those vessels is outfitted with a scrubber. We paid the remaining balances due in July 2025 using available cash.

On December 2, 2024, we, through our subsidiary Paralus Shipholding S.A., entered into a $25 million sale and bareboat arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Magic, which was delivered from the relevant shipyard on September 20, 2024. We transferred the legal ownership of the vessel to Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. and chartered the vessel back on a bareboat basis under a periodically increasing daily rate plus SOFR and a 2.1% margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period at a purchase price of $15,400,500. On December 23, 2024, we drew down the purchase price, being $25 million as per the sale and bareboat back arrangement.

On February 4, 2025, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v River Globe for a gross price of $8.55 million before commissions and expenses, to an unaffiliated third party. The vessel was delivered to her new owners on March 17, 2025. We recognized a gain of approximately $2.1 million as a result of the sale.

In September 2025, we entered into a supplemental agreement with First Citizens Bank & Trust Company (formerly CIT Bank N.A.) to amend the terms of its existing CIT loan facility. The amendment aligned the termination date of two tranches with two other tranches by extending the termination date of two tranches from May 10, 2026 to August 10, 2027. As part of the amendment, the repayment schedules for the affected tranches were revised. In addition, the applicable margin for all tranches under the CIT loan facility was reduced from 2.70% to 1.95%. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 1.95% per annum (or 3.95% default interest).

On November 28, 2025, we, through our subsidiary Thalia Shipholding S.A., reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $25 million bearing interest at Term SOFR plus a margin of 2.175% per annum (or a 4.175% default interest).. This loan agreement provides that it is to be repaid by 20 consecutive quarterly installments of $321,000 each, and $18.58 million to be paid together with the 20th (and final) installment. The proceeds of this financing will be used for the purchase of the approximately 64,000 dwt fuel efficient bulk carrier, which is scheduled to be delivered from the relevant shipyard during the third quarter of 2026. As collateral for the loan, among other things, a mortgage over the new building was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the new building. Globus Maritime Limited guaranteed the loan.

On December 2, 2025, we, through our subsidiary Olympia Shipholding S.A., reached to an agreement to enter into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt fuel efficient bulk carrier, which is scheduled to be delivered from the relevant shipyard during the fourth quarter of 2026. As part of this transaction, we will charter the vessel back from SK Shipholding on a bareboat basis under daily rate plus SOFR and margin for the period of 15 years, and we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the 15-year charter period at a purchase price of $9,385,000, if not purchased earlier. On December 4, 2025, we received $1.4 million, being the 5% advance deposit of the sale price as per the memorandum of agreement.

Recent Developments (post-2025)

On February 26, 2026, the Company awarded a consulting company affiliated with our Chief Executive Officer a one-time bonus of $2.0 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull S3012 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the agreement dated August 18, 2023) and the balance at the delivery of Hull SK 192 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the other agreement dated August 18, 2023), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such delivery.

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

We seek to manage our fleet in a manner that allows us to maintain profitability across the shipping cycle and thus maximize returns for our shareholders. To accomplish this objective, we have historically deployed our vessels primarily on a mix of bareboat and time charters (with terms of between one month and five years). According to our assessment of market conditions, we have historically adjusted the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with time charters or to profit from attractive spot charter rates during periods of strong charter market conditions.

The average number of vessels in our fleet for the year ended December 31, 2025 was 9.2, for the year ended December 31, 2024 was 7.3, and for the year ended December 31, 2023 was 7.8.

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

On January 3, 2026, the U.S. military captured Venezuelan president Nicolás Maduro in a special military operation and replaced him with Venezuela’s vice president, Delcy Rodríguez. Under interim president Rodríguez’s administration, new sweeping legislation has granted foreign oil companies greater operational control over oil production ventures, reduced the royalties and taxes that they pay to Venezuela’s government, and allowed companies to resolve disputes in international venues rather than in Venezuela’s legal system. Additionally, beginning in December 2025, the U.S. has carried out an on-going campaign of seizing and taking control of Venezuelan-linked oil tankers. It remains uncertain what the geopolitical and economic impacts of U.S. measures to control the production, refining, and global distribution of Venezuela's oil products will be. Further, the future extent of the U.S. involvement in Venezuela’s government and oil industry is unclear. While we are monitoring these developments closely, these circumstances lead to increased uncertainties, the effects of which on our operations and financial conditions and the dry bulk industry, as well as global oil supply and demand, are difficult if not impossible to predict.

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

If we acquire a vessel subject to a time charter, we amortize the amount of the component that is attributable to favorable or unfavorable terms relative to market terms and is included in the cost of that vessel, over the remaining term of the lease. The amortization is included in line “amortization of fair value of time charter attached to vessels” in the consolidated statement of comprehensive income/(loss).

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

➢	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

➢	management of our accounting system and records and financial reporting;

➢	administration of the legal and regulatory requirements affecting our business and assets; and

➢	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

➢	rates and periods of hire;

➢	levels of vessel operating expenses, including repairs and drydocking;

➢	purchase and sale of vessels;

➢	management fees for any third party ships that we manage, if any;

➢	depreciation expenses;

➢	financing costs; and

➢	fluctuations in foreign exchange rates.

Implications of Being a Foreign Private Issuer

As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Marshall Islands law for certain corporate governance matters. As long as we qualify as a foreign private issuer under the Exchange Act, we will not be subject to certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act requiring significant shareholders to file public reports of their ownership of common shares and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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

Critical Accounting Policies

Critical accounting policies are those that are most important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. For a description of all our material accounting policies, see Note 2 to our annual audited financial statements included in this annual report on Form 20-F.

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

Our voyage revenues increased in 2025 compared to 2024, mainly due to higher short-term daily time charter rates earned on average from our vessels on a year-on-year basis and the increase of our fleet from an average of 7.3 vessels in 2024 to 9.2 vessels in 2025. Our voyage revenues increased in 2024 compared to 2023, mainly due to higher short-term daily time charter rates earned on average from our vessels on a year-on-year basis.

Employment of our Vessels

As of the date of this annual report on Form 20-F, all of our vessels are employed on short term/spot charters of less than one year.

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

For the year ended December 31, 2025, commissions amounted to $0.6 million. For the year ended December 31, 2024, commissions amounted to $0.4 million. For the year ended December 31, 2023, commissions amounted to $0.4 million.

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

We expect that crewing costs will increase in the future due to the shortage in the supply of qualified sea-going personnel. In addition, we expect that maintenance costs will increase as our vessels age. Other factors that may affect the shipping industry in general, such as the cost of insurance, may also cause our expenses to increase. To the extent that we purchase additional vessels, we expect our vessel operating expenses to increase accordingly. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase. In 2025, operating expenses were higher mainly due to the increase of the fleet from an average of 7.3 vessels in 2024 to 9.2 vessels in 2025; our daily operating expenses per vessel increased slightly by approximately 1%. If industry-wide inflationary pressures continue during 2026 combined with higher regulatory-related costs, we expect higher costs in relation to crew, spares and parts.

Depreciation

The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively, if appropriate. During the fourth quarter of 2023, we adjusted the scrap rate from $440/ton to $480/ton, due to the increased scrap rates worldwide. This resulted in a decrease of approximately $62,000 to the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2023.

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

Share-Based Payments

Until 2021, we operated an equity-settled, share-based compensation plan. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period, if any, was determined by reference to the fair value of the share awards at the grant date. The relevant expense was recognized in the consolidated statement of comprehensive income/(loss), with a corresponding impact in equity. On March 13, 2024, we adopted a new equity incentive program. On November 26, 2025, following the recommendations by our Remuneration Committee, we approved a merit-based compensation consisting of $500,000, and the issuance of 1,000,000 of our common shares to Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to us and is an affiliate of our Chief Executive Officer and Chief Financial Officer. The share grant was made pursuant to our 2024 Equity Incentive Plan on November 26, 2025. For more information, see “Item 6.E. Share Ownership—Equity Incentive Plan.”

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

The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income/(loss). A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of comprehensive income/(loss). After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. As of December 31, 2025 and 2024, no impairment indicators were identified for the Company’s vessels.

 We also assess at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased. Following the agreement to sell m/v Sun Globe and given the significant increase in the m/v Sun Globe’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to m/v Sun Globe had decreased. Therefore, the carrying amount of m/v Sun Globe was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded a reversal of impairment in the amount of $4.4 million during the first quarter of 2023. No indicators for reversal of impairment were present and no reversal of previously recognized impairment losses was required for the remaining financial year ended December 31, 2023. Following the agreement to sell Moon Globe and given the significant increase in the m/v Moon Globe’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to m/v Moon Globe had decreased. Therefore, the carrying amount of the m/v Moon Globe was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded a reversal of impairment in the amount of $1.89 million during the second quarter of 2024. No indicators for reversal of impairment were present and no reversal of previously recognized impairment losses was required for the remaining financial year ended December 31, 2024 and for the financial year ended December 31, 2025.

Gain/(Loss) on Sale of Vessels

Gain or loss on the sale of vessels is the residual value remaining after deducting from the vessels’ sale proceeds, the carrying value of the vessels at the respective date of delivery to their new owners and the total expenses associated with the sale.

On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on June 5, 2023. We recognized a gain of $71,000 as a result of the sale, which is included in the consolidated statement of comprehensive income/(loss) for 2023.

On August 11, 2023, we through a wholly owned subsidiary, entered into an agreement to sell the 2009-built m/v Sky Globe for a gross price of $10.7 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. We recognized a gain of approximately $2.2 million as a result of the sale, which is included in the consolidated statement of comprehensive income/(loss) for 2023.

On August 16, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built m/v Star Globe for a gross price of $11.2 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. We recognized a gain of approximately $1.6 million as a result of the sale, which is included in the consolidated statement of comprehensive income/(loss) for 2023.

On May 28, 2024, we, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built m/v Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on July 8, 2024. We recognized a gain of $2,000 as a result of the sale, which is included in the consolidated statement of comprehensive income/(loss) for 2024.

On February 4, 2025, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v River Globe for a gross price of $8.55 million before commissions and expenses, to an unaffiliated third party. The vessel was delivered to her new owners on March 17, 2025. We recognized a gain of approximately $2.1 million as a result of the sale, which is included in the consolidated statement of comprehensive income/(loss) for 2025.

Other (Expenses)/Income, Net

We include other operating expenses or income that is not classified otherwise. It mainly consists of provisions for insurance claims deductibles and refunds from insurance claims.

Interest Income from Bank Balances & Bank Deposits

We earn interest on the funds we have deposited with certain banks as well as from short-term certificates of deposit.

Interest Expense and Finance Costs

We incur interest expense and financing costs in connection with the indebtedness under our credit arrangements. We also incurred financing costs in connection with establishing those arrangements, which is included in our finance costs and amortization and write-off of deferred finance charges. As of December 31, 2025 and 2024, we had $110.3 million and $119.0 million of indebtedness outstanding under our then existing credit arrangements, respectively. We incurred interest expense and financing costs relating to our outstanding debt. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings to finance future acquisitions. Please see “Item 5.B. Liquidity and Capital Resources—Indebtedness” for further information.

Gain/(Loss) on Derivative Financial Instruments

Derivative financial instruments, including embedded derivative financial instruments, are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of these derivative instruments are recognized immediately in the consolidated statement of comprehensive income/(loss). These instruments are not designated for hedge accounting.

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

Results of Operations

The following is a discussion of our operating results for the year ended December 31, 2025 compared to the year ended December 31, 2024. Variances are calculated on the numbers presented in the discussion over operating results.

Year ended December 31, 2025 compared to the year ended December 31, 2024

As of December 31, 2025 and 2024, our fleet consisted of nine vessels (six Kamsarmaxes and three Ultramaxes) and ten vessels (one Supramax, six Kamsarmaxes and three Ultramaxes), respectively, with an aggregate carrying capacity of 680,622 dwt and 734,249 dwt, respectively. During the years ended December 31, 2025 and 2024, we had an average of 9.2 and 7.3 dry bulk vessels in our fleet, respectively.

For the year ended December 31, 2025, we had an operating income of $4.5 million, while for the year ended December 31, 2024, we had an operating income of $3.4 million.

Voyage revenues. Voyage revenues increased by $9.7 million, or 28%, to $44.2 million in 2025 from $34.5 million in 2024. The increase was primarily attributable to the higher average number of vessels in operation, which rose from 7.3 vessels in 2024 to 9.2 vessels in 2025. In 2025, we recorded 3,278 operating days and fleet utilization of 99.7%, compared to 2,607 operating days and fleet utilization of 99.4% in 2024. Fleet utilization is calculated based on available days for each vessel, defined as ownership days less the aggregate number of off-hire days due to scheduled maintenance, repairs under guarantee, vessel upgrades, or special surveys. Ownership days totaled 3,360 in 2025, compared to 2,669 in 2024.

Voyage expenses. Voyage expenses increased by $0.4 million, or 22%, to $2.2 million in 2025 from $1.8 million in 2024. The increase was primarily driven by revaluation effects related to bunkers transferred between charter parties, as well as higher commissions resulting from increased voyage revenues.

Vessel operating expenses. Vessel operating expenses increased by $3.9 million, or 27%, to $18.2 million in 2025, compared to $14.3 million in 2024. The breakdown of our operating expenses for the year ended December 31, 2025 was as follows:

Vessel operating expenses. Vessel operating expenses increased by $3.9 million, or 27%, to $18.2 million in 2025, compared to $14.3 million in 2024. The breakdown of our operating expenses for the year ended December 31, 2025 was as follows:

Crew expenses	57%
Repairs and spares	17%
Insurance	6%
Stores	11%
Lubricants	6%
Other	3%

The increase was primarily attributable to the higher average number of vessels in operation, which rose from 7.3 vessels in 2024 to 9.2 vessels in 2025. Daily vessel operating expenses increased from $5,373 in 2024 to $5,428 in 2025, representing an increase of 1%.

Depreciation. Depreciation charge during the year ended December 31, 2025 reached $10 million compared to $6.2 million during 2024. The increase was primarily attributable to the higher average number of vessels in operation, which rose from 7.3 vessels in 2024 to 9.2 vessels in 2025.

Depreciation of drydocking costs. Depreciation of drydocking costs increased by $1 million, or 29%, to $4.5 million in 2025, compared to $3.5 million in 2024. The increase was mainly attributed to the higher average number of vessels in operation, which rose from 7.3 vessels in 2024 to 9.2 vessels in 2025.

Administrative expenses. Administrative expenses increased by $0.5 million, or 14%, to $4.2 million in 2025 from $3.7 million in 2024. The increase was primarily driven by higher personnel expenses, which rose to $2.7 million in 2025 from $2.4 million in 2024, as well as an increase in Greek authorities’ tax of approximately $0.1 million, from $0.2 million in 2024 to $0.3 million in 2025. In addition, as the Company’s administrative expenses are denominated in Euros, the average USD-to-euro exchange rate in 2025 was approximately 3% lower than in 2024, contributing to the increase in reported expenses.

Administrative expenses payable to related parties. Administrative expenses payable to related parties amounted to $2.7 million in 2025, compared to $3.8 million in 2024. On March 13, 2024, the Company awarded a consulting company affiliated with our Chief Executive Officer a one-time bonus of $3.0 million half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains our Chief Executive Officer at each such delivery, which was August 20, 2024 and September 20, 2024, respectively. Following the successful delivery of the newbuilding Hull NE442, named m/v GLBS Might, we paid the $1.5 million bonus on August 26, 2024 to the consulting company as per the aforementioned award. The remaining $1.5 million for the successful delivery of the newbuilding Hull NE443, named m/v GLBS Magic, was paid on May 21, 2025. There was no such agreement for 2025. On November 26, 2025, following the recommendations by our Remuneration Committee, we approved a merit-based compensation consisting of $500,000, and the issuance of 1,000,000 of our common shares to Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to us and is an affiliate of the Company’s Chief Executive Officer and Chief Financial Officer.

Interest expense and finance costs. Interest expense and finance costs increased by $1.8 million, or 29%, to $8.1 million in 2025, compared to $6.3 million in 2024. This increase was primarily attributable to higher average borrowings during the year ended December 31, 2025, which amounted to $113.2 million compared to $72.7 million in the year ended December 31, 2024. Our weighted average interest rate for 2025 was 6.54% compared to 7.7% during 2024. Total borrowings outstanding as of December 31, 2025 amounted to $110.3 million, compared to $119.0 million as of December 31, 2024 (not including the aggregate $19 million that we were required to pay, without interest, as the partial purchase price of two vessels that was due within one year of their relevant delivery). Five credit facilities were in place as of December 31, 2025 compared to four credit facilities as of December 31, 2024, all of which were denominated in U.S. dollars.

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

For the year ended December 31, 2025, we recognized a total gain of $27,000. The $17,000 gain was in relation with the initial swap agreement entered in 2021, approximately $355,000 was the interest receivable for the interest rate swap during the year ended December 31, 2025, and a $338,000 loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income/(loss).

For the year ended December 31, 2025, we recognized a gain of approximately $10,000 in relation with the new swap agreement entered in 2022, approximately $182,000 was the interest receivable for the interest rate swap during the year ended December 31, 2025, minus approximately $172,000 loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income/(loss).

For the year ended December 31, 2024, we recognized a total gain of $467,000. The $234,000 gain was in relation with the initial swap agreement entered in 2021, approximately $667,000 was the interest for the interest rate swap during the year ended December 31, 2024, and a $433,000 loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income/(loss).

For the year ended December 31, 2024, we recognized a gain of approximately $233,000 in relation with the new swap agreement entered in 2022, approximately $346,000 was the interest for the interest rate swap during the year ended December 31, 2024, minus approximately $113,000 loss is according to the interest rate swap valuation and is included in the consolidated statement of comprehensive income/(loss).

Reversal of Impairment. On March 6, 2023, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. Following the agreement to sell m/v Sun Globe and given the significant increase in m/v Sun Globe’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to m/v Sun Globe decreased. Therefore, the carrying amount of Sun Globe was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded reversal of impairment amounting $4.4 million, and is included in the consolidated statement of comprehensive income/(loss). On May 28, 2024, we, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built m/v Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party. Following the agreement to sell m/v Moon Globe and given the significant increase in m/v Moon Globe’s market value, we assessed that there were indications that impairment losses recognized in the previous periods with respect to m/v Moon Globe decreased. Therefore, the carrying amount of m/v Moon Globe was increased to its recoverable amount, determined based on selling price less cost to sell, and we recorded reversal of impairment amounting $1.89 million, and is included in the consolidated statement of comprehensive income/(loss). No indicators for reversal of impairment were present and no reversal of previously recognized impairment losses was required for the financial year ended December 31, 2025.

Gain from the sale of vessels. As a result of the sale of m/v River Globe, we recognized a gain of approximately $2.1 million for the year ended December 31, 2025. The vessel was delivered to her new owners in March 2025.

Interest Income. During the year ended December 31, 2025, interest income reached approximately $1.5 million compared to $2.8 million for the year ended December 31, 2024. This is mainly attributed to the decrease of interest rates worldwide during 2025 and the decrease of available cash in secure short-term time deposits during 2025.

Gain from loan modification. Following the amendment and restatement of the CIT Loan Facility in September 2025, we recognized a gain on modification amounted to approximately $0.5 million that had adjusted the carrying value of the loan and classified under Gain from the modification of the loan in the consolidated statement of comprehensive income/(loss).

Year ended December 31, 2024 compared to the year ended December 31, 2023

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, please see “Item 5.A. Operating Results — Results of Operations — Year ended December 31, 2024 compared to the year ended December 31, 2023” contained in our Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 14, 2025.

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Maritime transportation is a specialized area, and the number of vessels is increasing. There will therefore be an increased demand for qualified crew, and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

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

We believe, given our current cash holdings, if dry bulk shipping rates do not decline significantly from current levels, our capital resources, including cash anticipated to be generated within the year, are sufficient to fund our operations for at least the next twelve months. Such resources include unrestricted cash and cash equivalents of $26.3 million as of December 31, 2025, which compares to a minimum liquidity requirement under our CIT Loan Facility of $600,000 and a minimum cash reserve of $2 million as of December 31, 2025. Given the anticipated capital expenditures related to commitments under shipbuilding contracts and drydockings during 2026, we anticipate continuing to have significant cash expenditures. Refer to “—Capital Expenditures” below for further details. However, if market conditions were to worsen significantly, then our cash resources may decline to a level that may put at risk our ability to pay our lender and other creditors.

In May 2021, we entered into an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a loan facility of up to $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of a loan with EnTrust. In August 2022, we entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million, by a top up loan amount of $18 million for the purpose of financing our vessel m/v Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel m/v Orion Globe. Furthermore, the LIBOR interest provisions of the CIT Loan Facility were replaced with Term SOFR plus a margin of 3.35% (or 5.35% default interest) per annum. In August 2023, we entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $72.25 million, by a top up loan amount of $25 million for the purpose of financing our vessels m/v Diamond Globe and m/v Power Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels m/v Diamond Globe and m/v Power Globe. In addition, the applicable margin for all tranches under the CIT Loan Facility was reduced from 3.35% to 2.70% (or 4.70% default interest). In September 2025, we entered into a supplemental agreement with First Citizens Bank & Trust Company (formerly CIT Bank N.A.) to amend the terms of its existing CIT loan facility. The amendment aligned the termination date of two tranches with two other tranches by extending the termination date of the two tranches from May 10, 2026 to August 10, 2027. As part of the amendment, the repayment schedules for the affected tranches were revised. In addition, the applicable margin for all tranches under the CIT Loan Facility was reduced from 2.70% to 1.95%. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 1.95% per annum.

The mandatory debt repayments in 2026 under the CIT Loan Facility are $5 million, and we have already paid $1.2 million of such amount in February 2026.

As of December 31, 2025, our CIT Loan Facility contained covenants that require, among other things, (1) a minimum loan (including any exposure under a related swap agreement) to value ratio of 65% and (2) a maximum leverage ratio of 0.75:1.00. If the values of our vessels were to decline, we may not satisfy these requirements. If we do not satisfy these requirements, we will need to post additional collateral or prepay outstanding loans to bring us back into compliance, or we will need to seek waivers, which may not be available or may be subject to conditions. For more information regarding the terms of the CIT Loan Facility, see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

As of December 31, 2025, we were in compliance with all financial covenants under the CIT Loan Facility.

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited, entered into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken, with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Might, which was delivered on August 20, 2024. We transferred the legal ownership of the vessel to SK Shipholding S.A. upon delivery of the vessel from the shipyard and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period for a purchase price of $15,809,000. On February 28, 2024, we received $2.8 million, being the 10% advance deposit of the sale price as per MOA. On August 16, 2024, we drew down the remaining 90% of the purchase price, being $25.2 million as per the sale and bareboat back arrangement. We assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2025.

The mandatory debt repayments in 2026 under the SK Shipholding S.A. sale and bareboat back arrangement with respect to Daxos Maritime Limited are $1.1 million and we have already paid $0.2 million of such amount.

On May 23, 2024, we reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum (or 4.3% default interest). This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and final) installment. The proceeds of this financing were used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, we drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million. The loan agreement with Marguerite Maritime S.A. includes, among other things, a minimum required security cover of 120%, meaning that the market value of the vessel plus the net realizable value of any additional security shall not drop below 120% of the outstanding balance of the loan.

The mandatory debt repayments in 2026 under the Marguerite Maritime S.A. loan agreement are $1.2 million and we have already paid $0.3 million of such amount.

As of December 31, 2025, we were in compliance with the financial covenants under Marguerite Maritime S.A. loan agreement.

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by our Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels:, a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both paid with available cash. The purchase of each vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors. An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, the Company took delivery of the m/v GLBS Angel, and on December 3, 2024 the Company took delivery of the m/v GLBS Gigi. We paid the remaining balances due in July 2025 using available cash.

On December 2, 2024, we, through its subsidiary Paralus Shipholding S.A., entered into a $25 million sale and bareboat back arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Magic, which was delivered from the relevant shipyard on September 20, 2024. We transferred the legal ownership of the vessel to Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. and agreed to charter the vessel back on a bareboat basis under a periodically increasing daily rate plus SOFR and a 2.1% margin for the period of 10 years. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the ten-year charter period at a purchase price of $15,400,500. On December 23, 2024, we drew down the purchase price, being $25 million as per the sale and bareboat back arrangement. We assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2025.

The mandatory debt repayments in 2026 under the Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. sale and bareboat back arrangement are $0.8 million and we have already paid $0.1 million of such amount.

On December 2, 2025, we, through our subsidiary Olympia Shipholding S.A., reached to an agreement to enter into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt fuel efficient bulk carrier, which is scheduled to be delivered from the relevant shipyard during the fourth quarter of 2026. As part of this transaction, we will charter the vessel back from SK Shipholding on a bareboat basis under a fixed daily rate plus SOFR and a periodically increasing margin for the period of 15 years, and we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the 15-year charter period at a purchase price of $9,385,000, if not purchased earlier. On December 4, 2025, we received $1.4 million, being the 5% advance deposit of the sale price as per the memorandum of agreement. We assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2025.

The mandatory debt repayments in 2026 under the SK Shipholding S.A. sale and bareboat back arrangement with respect to Olympia Shipholding S.A. are $26,000.

As of December 31, 2025, we had approximately $2.5 million in “restricted cash.” As of December 31, 2025, we had an aggregate debt outstanding of $110.3 million, from our loan agreements, our sale and bareboat back arrangements and our Seller’s credit agreement. Please see “–Cash Flows” below to see our cash position at December 31, 2025.

For more information regarding the terms of the sale and bareboat back arrangement and our other financing arrangements, see “— Indebtedness.”

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from the Russian/Ukraine conflict, tensions in the Middle East, and the current instability in Venezuela, and general conditions in the dry bulk market. We may from time to time seek to raise additional capital through equity or debt offerings, including sale and bareboat back transactions, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

Our primary uses of funds have been vessel operating expenses, general and administrative expenses, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, installments under construction contracts and repayments of bank loans.

Working capital, which is current assets, minus current liabilities, amounted to approximately $19.7 million as of December 31, 2025 and to $18.5 million as of December 31, 2024. If we are unable to satisfy our liquidity requirements, we may not be able to continue as a going concern. Six of our vessels are pledged as collateral to the banks, and therefore if we were to sell one or more of those vessels, the net proceeds of such sale would be used first to repay the outstanding debt to which the vessel collateralized, and the remainder, if any, would be for our use, subject to the terms of our remaining loan and credit arrangements.

Cash Flows

Cash and cash equivalents were $26.2 million in unrestricted bank deposits as of December 31, 2025, and $46.8 million in unrestricted bank deposits as of December 31, 2024.

Restricted cash that consists of cash pledged as collateral was $2.5 million at the end of 2025, and $3.8 million at the end of 2024. We consider highly liquid investments such as bank time deposits with an original maturity of three months or less to be cash equivalents.

Net Cash Generated From Operating Activities

Net cash generated from operating activities in 2025 amounted to $11.4 million, compared to $11.3 million in 2024.

Net Cash Used In Investing Activities

Net cash used in investing activities was $17 million during the year ended December 31, 2025, which was mainly attributable to the advances paid for the newbuildings and the repayment of Sellers’ credit for the purchase of the m/v GLBS Gigi and m/v GLBS Angel, partially counterbalanced by proceeds from the sale of vessel.

Net cash used in investing activities was $99 million during the year ended December 31, 2024, which was mainly attributable to the advances paid for the newbuildings and the acquisition of new vessels during 2024, partially counterbalanced by proceeds from the sale of a vessel.

Net Cash (Used In) / Generated From Financing Activities

Net cash used in financing activities during the year ended December 31, 2025 amounted to $15 million, and consisted of $7.3 million of interest paid, $8.2 million of indebtedness repaid, $1.9 million of indebtedness prepaid and a $0.4 million repayment of a lease liability, partially offset by $1.4 million from the proceeds our new sale and bareboat back arrangement with SK Shipholding S.A. entered into in December 2025 and a $1.4 million decrease in pledged bank deposits.

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

For a discussion of our liquidity, capital resources and cash flows for the year ended December 31, 2023, please see “Item 5.B. Liquidity and Capital Resources” contained in our annual report on Form 20-F filed with the SEC on March 14, 2025.

Indebtedness

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt.

As of December 31, 2025 and 2024, we and our vessel-owning subsidiaries had outstanding borrowings under our loan, Sellers’ credit for the purchase of the m/v GLBS Gigi and m/v GLBS Angel and sale and bareboat back arrangements of an aggregate of $110.3 million and $119.0 million, respectively.

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

On February 4, 2025, we, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built m/v River Globe. On February 28, 2025, we prepaid the total remaining amount of $1.9 million of the CIT Loan Facility tranche of Devocean Maritime Ltd. (the owning company of the vessel m/v River Globe) in order to conclude the sale and delivery of the vessel to the new owners on March 17, 2025.

In September 2025, we entered into a supplemental agreement with First Citizens Bank & Trust Company to amend the terms of its existing CIT Loan Facility. The amendment aligned the termination date of two tranches with two other tranches by extending the termination date of two tranches from May 10, 2026 to August 10, 2027. As part of the amendment, the repayment schedules for the affected tranches were revised. For Tranche F, an additional five quarterly instalments of $371,000 thousand were added, and the balloon instalment was adjusted to $891,000. For Tranche G, an additional five quarterly instalments of $375,000 thousand were added, and the balloon instalment was amended to $10.5 million. In addition, the applicable margin for all tranches under the CIT loan facility was reduced from 2.70% to 1.95% (or 3.95% default interest).

We considered that the CIT Loan Facility amendment did not substantially modify CIT Loan Facility’s terms and we recognized a gain on modification amounted to $461,000 that had adjusted the carrying value of the loan and classified under Gain from the modification of the loan in the consolidated statement of comprehensive income/(loss). The effective date of the amendment was September 22, 2025.

Following the conclusion of the second amendment and restatement of the CIT Loan Facility and the sales of the m/v Sun Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v River Globe, described above, the vessels securing the CIT Loan Facility are the m/v Diamond Globe, m/v Power Globe, m/v Orion Globe, and m/v Galaxy Globe. The remaining borrowers under the CIT Loan Facility are Serena Maritime Limited, Salaminia Maritime Limited, Argo Maritime Limited and Talisman Maritime Limited and the CIT Loan Facility remains guaranteed by Globus Maritime Limited.

The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 1.95% per annum (or 3.95% default interest). It consists of four tranches, which shall be repaid in consecutive quarterly installments with the final installment due in August 2027. Each quarterly installment for all five tranches is an aggregate amount of $1,246,212, with the balloon payment due in August 2027 in an aggregate amount of $28.4 million.

The CIT Loan Facility may be prepaid prior to maturity. We cannot reborrow any amount of the CIT Loan Facility that is prepaid or repaid.

The CIT Loan Facility is currently secured by:

•	first preferred mortgages over m/v Diamond Globe, m/v Power Globe, m/v Galaxy Globe and m/v Orion Globe;

•	pledges over the shares of each borrower; and

•	pledges of bank accounts, a pledge of each borrower’s rights under any swap agreement in respect of the CIT Loan Facility, a general assignment over each vessel’s earnings, insurances and any requisition compensation in relation to that vessel, and an assignment of the rights of Globus Maritime with respect to any indebtedness owed to it by the borrowers.

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

Each borrower must create a reserve fund in the reserve account to meet the anticipated drydocking and special survey fees and expenses for the relevant vessel owned by it and (for certain vessels) the installation of a ballast water treatment system on the vessel owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, which is set aside for its vessel’s special survey, for Serena Maritime Limited is required to set aside quarterly payments that aggregate to $1,200,000, for Salaminia Maritime Limited, is required to set aside quarterly payments that aggregate to $900,000, Argo Maritime Limited, is required to set aside quarterly payments that aggregate to $675,000, and Talisman Maritime Limited, is required to set aside quarterly payments that aggregate to $315,000.

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

As at December 31, 2025, we were in compliance with the covenants of the CIT Loan Facility.

$28 million Sale and Bareboat Back Arrangement – m/v GLBS Might

On February 23, 2024, we, through our subsidiary Daxos Maritime Limited (“Daxos”), entered into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken, with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Might, which as delivered from the relevant shipyard on August 20, 2024. Upon delivery of the vessel, we bareboat chartered back the vessel for a charter period of 10 years. Charter hire is paid monthly, in consecutive installments consisting of (i) a fixed amount equal to $3,000 per day for the first three years from the delivery date, $3,200 per day for the next two years, $3,300 per day for the two years following, and $3,800 per day for the final three years and (ii) a variable amount priced at Term SOFR plus a 2.1% margin for the first three years from the delivery date, Term SOFR plus a 2.45% margin for the following four years, and Term SOFR plus a 2.35% margin for the final three years. The deposit and balance payable under the memorandum of agreement in connection of the sale to the vessel to SK Shipholding S.A., as well as the performance of Daxos’ obligations under both the memorandum of agreement and the bareboat charter are guaranteed by us. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. At the end of the ten-year period, we will have an obligation to buy back the vessel at a purchase price of $15,809,000. Throughout the charter period, Daxos shall insure the vessel against marine and war risks on a hull and machinery basis for not less than 110% of the outstanding lease obligation. The sale bareboat back arrangement also contains other customary termination event provisions relating to non-payment of charter hire, failure to maintain minimum insurance coverage, insolvency, vessel arrest, cessation of business, among others.

Marguerite Maritime S.A. Loan Agreement – Calypso Shipholding S.A.

On May 23, 2024, we, through our subsidiary Calypso Shipholding S.A. (“Calypso”), entered into an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million (the “Marguerite Loan Facility”) bearing interest at Term SOFR plus a margin of 2.3% per annum (or 4.3% default interest). This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and last) installment. The proceeds of this financing were used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, we drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million.

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

As at December 31, 2025, we were in compliance with the covenants of Marguerite Loan Facility.

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

An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. We paid the remaining balances due in July 2025 using available cash.

On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024 we took delivery of the m/v GLBS Gigi. In July 2025, we settled the outstanding aggregate balance of $19 million owed to the sellers using available cash.

$25 million Sale and Bareboat Back Arrangement – m/v GLBS Magic

On December 2, 2024, we, through our subsidiary Paralus Shipholding S.A. (“Paralus”), entered into a $25 million sale and bareboat back arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier to be named m/v GLBS Magic, which was delivered from the relevant shipyard on September 20, 2024. Upon delivery of the vessel, we bareboat chartered back the vessel for a charter period of 10 years. Charter hire is paid monthly, in consecutive installments consisting of (i) a fixed amount equal to $2,250 per day for the first three years from the delivery date, $2,550 per day for the next two years, $2,850 per day for the three years following, and $2,950 per day for the final two years and (ii) a variable amount priced at Term SOFR plus a 2.1% margin for the whole period of 10 years. In the event of non-payment of charter hire within two banking days after the due date, we will be liable for payable on-demand interest of an additional 2% on unpaid amounts accruing from the date of such failure to pay until payment, with such amounts to be compounded at intervals at as determined by the owners. The deposit and balance payable under the memorandum of agreement in connection of the sale to the vessel to Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., as well as the performance of Paralus’ obligations under both the memorandum of agreement and the bareboat charter are guaranteed by us. As part of this transaction, we will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. At the end of the ten-year period, we will have an obligation to buy back the vessel at a purchase price of $15,400,500. Throughout the charter period, Paralus shall insure the vessel against marine and war risks on a hull and machinery basis for not less than 110% of the outstanding lease obligation. The sale bareboat back arrangement also contains other customary termination event provisions relating to non-payment of charter hire, failure to maintain minimum insurance coverage, insolvency, vessel arrest, cessation of business, among others.

$28 million Sale and Bareboat Back Arrangement – Hull No: S-K192

On December 2, 2025, we, through our subsidiary Olympia Shipholding S.A. (“Olympia”), reached to an agreement to enter into a $28 million sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd.

of Japan, with respect to the approximately 64,000 dwt fuel efficient bulk carrier, which is scheduled to be delivered from the relevant shipyard during the fourth quarter of 2026. As part of this transaction, we will charter the vessel back from SK Shipholding on a bareboat basis for a charter period of 15 years. Charter hire is paid monthly, in consecutive installments consisting of (i) a fixed daily rate of $3,400 and (ii) a variable amount price at term SOFR plus a periodically increasing margin of 2.075% for the first three years from the delivery date, 2.175% for the next seven years thereafter and 2.35% for the next five years thereafter. In the event of non-payment of charter hire within two banking days after the due date, we will be liable for payable on-demand interest of an additional 2% on unpaid amounts accruing from the date of such failure to pay until payment, with such amounts to be compounded at intervals at as determined by the owners. We will have continuous options to buy back the vessel following the third anniversary of its delivery, at purchase prices stipulated in the bareboat charter depending on when the option is exercised. We have an obligation to purchase back the vessel at the end of the 15-year charter period at a purchase price of $9,385,000, if not purchased earlier. Throughout the charter period, Olympia shall insure the vessel against marine and war risks on a hull and machinery basis for not less than 110% of the outstanding lease obligation. The sale bareboat back arrangement also contains other customary termination event provisions relating to non-payment of charter hire, failure to maintain minimum insurance coverage, insolvency, vessel arrest, cessation of business, among others. On December 4, 2025, we received $1.4 million, being the 5% advance deposit of the sale price as per the memorandum of agreement.

Marguerite Maritime S.A. Loan Agreement – Thalia Shipholding S.A.

On November 28, 2025, we, through our subsidiary Thalia Shipholding S.A., reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $25 million bearing interest at Term SOFR plus a margin of 2.175% per annum (or 4.175% default interest). This loan agreement provides that it is to be repaid by 20 consecutive quarterly installments of $321,000 each, and $18.58 million to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for the purchase of the approximately 64,000 dwt fuel efficient bulk carrier, which is scheduled to be delivered from the relevant shipyard during the third quarter of 2026. As collateral for the loan, among other things, a mortgage over the new building was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the new building. The loan agreement includes a minimum required security cover of 120% upon delivery of the vessel, meaning that the market value of the vessel plus the net realizable value of any additional security shall not drop below 120% of the outstanding balance of the loan. Globus Maritime Limited guaranteed the loan. No amount was drawn as of the date of this filing.

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

As of December 31, 2025 and 2024, we did not use any financial instruments designated in our consolidated financial statements as those with hedging purposes.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or vessel improvements.

On June 9, 2021, we took delivery of the m/v Diamond Globe, a 2018-built Kamsarmax dry bulk carrier, through its subsidiary, Argo Maritime Limited, for a purchase price of $27 million paid with available cash. The m/v Diamond Globe was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt.

On July 20, 2021, we took delivery of the m/v Power Globe, a 2011-built Kamsarmax dry bulk carrier, through its subsidiary, Talisman Maritime Limited, for a purchase price of $16.2 million paid with available cash. The m/v Power Globe was built at Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt.

On November 29, 2021, we took delivery of the m/v Orion Globe, a 2015-built Kamsarmax dry bulk carrier, through its subsidiary, Salaminia Maritime Limited, for a purchase price of $28.4 million paid with available cash. The m/v Orion Globe was built at Tsuneishi Zosen in Japan and has a carrying capacity of 81,837 dwt.

On April 29, 2022, we entered into a contract, through our subsidiary Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier with a carrying capacity of approximately 64,000 dwt. The vessel was built at Nihon Shipyard Co. in Japan. The total consideration for the construction of the vessel was approximately $37.5 million, which we paid with cash on hand. In May 2022, we paid the first installment of $7.4 million, in March 2023, we paid the second installment of $3.8 million, in September 2023, we paid the third installment of $3.7 million and in November 2023, we paid the fourth installment of $3.7 million. On January 22, 2024, we paid the final installment of $18.5 million and on January 25, 2024 we took delivery of the vessel, named m/v GLBS Hero.

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

On August 18, 2023, we signed two contracts, through Thalia Shipholding S.A. and Olympia Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of approximately 64,000 dwt each. The two vessels will be built at Nihon Shipyard Co. and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million in the aggregate, which we intend to finance with a combination of debt and equity. In August 2023, we paid the first installment of $7.5 million for both vessels under construction. In August 2024 we paid the second installment of $7.5 million for both vessels under construction, and in July and August 2025 we paid the third installment of $7.5 million for both vessels under construction.

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by our Chairman of the Board of Directors and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both paid with available cash. The purchase of each vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors. An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024 we took delivery of the m/v GLBS Gigi. We paid the remaining balances due in July 2025 using available cash.

Except as described above, we have no other binding agreements to purchase any additional vessels but may do so in the future. We expect that any purchases of vessels will be paid for with cash from operations, with funds from new credit facilities from banks with whom we currently transact business, with loans from banks with whom we do not have a banking relationship but will provide us funds at terms acceptable to us, with funds from equity or debt issuances, including sale and bareboat back transactions, or any combination thereof.

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

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in demand for dry bulk carriers grew by 3.1%, resulting in a drop of about 61% in the value of the BDI over the period. The global dry cargo fleet is forecasted to grow 2.9% in 2025 and 2.7% in 2026, according to BIMCO, and BIMCO expects cargo volumes to grow by up to 1% in 2025 and between 1.5-2.5% in 2026. BIMCO estimates that the dry bulk orderbook is 11.4% of the current fleet as of January 2026.

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” Generally, short-term or spot/voyage charter rates will be more volatile than time charter rates, as they reflect short-term movements in demand and market sentiment. The BDI remained significantly depressed from 2008-2019. In 2023, the BDI ranged from a low of 530 on February 16, 2023 to a high of 3,346 on December 4, 2023. In 2024, the BDI ranged from a high of 2,419 on March 18, 2024 to a low of 976 on December 19, 2024. In 2025, the BDI ranged from a high of 2,845 on December 3, 2025 to a low of 715 on January 30, 2025. In 2026, through March 12, 2026, the BDI ranged from a high of 2,242 on March 3, 2026 to a low of 1,532 on January 15, 2026, but, due to its volatile nature, there can be no assurance of the future performance of the BDI.

In the beginning of 2026, the International Monetary Fund forecasted the global economy to grow by 3.3% for the year 2026 and 3.2% for the year 2027.

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

We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., voyage charters, spot charters and time charters) under which our vessels may be employed between the periods and, therefore, assists in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. The TCE rate is a non-GAAP and non-IFRS measure. We believe the TCE rate provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is a measure used to compare period-to-period changes in a company’s performance and, management believes that the TCE rate provides meaningful information to our investors. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing revenue after deducting voyage expenses, and net revenue from our bareboat charters, by available days for the relevant period excluding bareboat charter days, but it is possible that other companies calculate TCE differently. Voyage expenses primarily consist of brokerage commissions and port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.

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

	Year Ended December 31,
	2025	2024	2023
Ownership days	3,360	2,669	2,850
Available days	3,288	2,624	2,754
Operating days	3,278	2,607	2,710
Fleet utilization	99.7	99.4%	98.4%
Average number of vessels	9.2	7.3	7.8
Daily time charter equivalent (TCE) rate*	$12,769	$12,475	$9,768

*Amounts subject to rounding.

The following table reconciles our Voyage Revenues to Daily Time Charter Equivalent (“TCE”) for the periods presented.

	Year Ended December 31,
	(Expressed in Thousands of U.S. Dollars, except number of days and daily TCE rates)
	2025	2024	2023

Voyage revenues	44,206	34,532	30,840
Less: Voyage expenses	2,214	1,805	3,936
Net revenue	41,992	32,727	26,904
Available days	3,288	2,624	2,754
Daily TCE rate*	12,769	12,475	9,768

*Amounts subject to rounding.

E. Critical Accounting Estimates

Because we apply in our primary financial statements IFRS as issued by the IASB, we are not required to discuss information about our critical accounting estimates here.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, our directors and our secretary. Our articles of incorporation provide for a board of directors serving staggered, three-year terms, other than any members of our board of directors that may serve at the option of the holders of preferred shares, if any are issued with relevant appointment powers. The term of our Class I directors expires at our annual general meeting of shareholders in 2026, the term of our Class II directors expires at our annual general meeting of shareholders in 2027, and the term of our Class III directors expires at our annual general meeting of shareholders in 2028. Officers are appointed from time to time by our board of directors or by any superior officer upon whom such power may be conferred by the board of directors and hold office until a successor is appointed or their resignation, death, disqualification or removal. The business address of each of the directors and officers is c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Name	Position	Age
Georgios Feidakis	Director, Chairman of the Board of Directors	75
Ioannis Kazantzidis	Director	75
Jeffrey O. Parry	Director	66
Athanasios Feidakis	Director, President, Chief Executive Officer, Chief Financial Officer	39
Christina Tampourea	Director	53
Olga Lambrianidou	Secretary	70

Biographical information with respect to each of our directors and our officers is set forth below.

Georgios (“George”) Feidakis, a Class III director, is our founder and has served as our non-executive Chairman of our Board of Directors, or Chairman, since inception. Mr. George Feidakis is also the major shareholder and Chairman of F.G. Europe S.A., or FG Europe, a company he has been involved with since 1994 and acts as a director and executive for several of its subsidiaries. FG Europe has been our landlord since August 2022. FG Europe is active in four lines of business and distributes well-known brands of appliances and electronics in Greece, the Balkans, Turkey, Italy and the U.K. FG Europe is also active in the air-conditioning, household appliances and electronics market in Greece and ten other countries in Europe as well as in the production of renewal energy. Mr. George Feidakis is also the director and chief executive officer of R.F. Energy S.A., a company that plans, develops and controls the operation of energy projects, and acts as a director and executive for several of its subsidiaries. Since January 31, 2017, Mr. Feidakis has been a major shareholder of Eolos Shipmanagement SA. Mr. Feidakis is also a principal shareholder of Cyberonica S.A., a family-owned company specializing in real estate. Cyberonica S.A., has served as our landlord from August 20, 2006 to June 21, 2022 and from January 1, 2026 to the present.

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

Jeffrey O. Parry, a Class II director, has served on our board of directors since July 2010. Mr. Parry is managing partner of Mystic Marine Advisors LLC, a Connecticut based, strategic advisory firm he founded in 1998. Mr. Parry is an independent director of PMGC Holdings Inc., a publicly traded, diversified holding company based in California since September 2022. Mr. Parry was chairman of the board of directors of TBS Shipping Limited from April 2012 until March 2018. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited. As of January 2026, Mr. Parry is on the advisory board of Stablecoin Income Fund (“SIFA”), a fund management company. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University.

Ioannis Kazantzidis, a Class I director, was appointed to our board in November 2016 to fill a vacancy in our board of directors. Mr. Kazantzidis was the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, from 2007 until 2025 . Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, based in Jebel Ali, UAE from 2009 to 2023. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis was the Chairman of Fisherman’s Wharf Pvt Ltd from 1989 to 2015, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015. As of December 31, 2020 to December 31, 2023, Mr. Kazantzidis was a director of Longdon Place Developers LLC.

Christina Tampourea, a Class II director, was appointed to our board on March 13, 2024. Ms. Tampourea has been the Group Chief Commercial Officer of IASO Group of hospitals since 2014 and is a member of its Operational Committee and Management Team. She has served in executive roles in the healthcare and hospital industry since 2001. She has experience in hospital operations, people management and organizational development. Additionally, she has experience in commercial operations with respect to strategy implementation and customer experience. She has been actively involved in greenfield project teams in charge of setting up new healthcare units in Greece. Ms. Tampourea holds a B.Sc. in Business Administration, with a double major in Marketing and Management from the American College of Greece (Deree College). She currently serves as a director for the following organizations: ELITOUR (the Greek Health Tourism Council), which promotes Greece as a destination for medical tourism, since March 2020; IASO Thessaly, a private hospital since September 2022; the Institute of Life at IASO, an assisted fertility unit, since September 2022; and Four Fleet Ventures Group, a group of veterinary clinics throughout Greece, since October 2023. Since January 2025 Ms. Tampourea has been serving as Advisor to the Board of YGIA Polyclinic Cyprus Hospital.

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

On March 13, 2024, the Company awarded Goldenmare Limited a one-time bonus of $3 million, half of which was payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. August 20, 2024 and September 20, 2024, respectively. Following the successful delivery of the newbuilding Hull NE442, named m/v GLBS Might, the Company paid the $1.5 million bonus on August 26, 2024 to Goldenmare Limited. The remaining $1.5 million for the successful delivery of the newbuilding Hull NE443, named m/v GLBS Magic, was paid to the consulting company on May 21, 2025.

On November 26, 2025, following the recommendations by our Remuneration Committee, we approved a merit-based compensation consisting of $500,000, and the issuance of 1,000,000 of our common shares to Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to us and is an affiliate of the Company’s CEO and CFO. The share grant was made pursuant to our 2024 Equity Incentive Plan on November 26, 2025. In connection with the grant, we also entered into a registration rights agreement with Goldenmare Limited providing customary registration rights with respect to the foregoing common shares. See “Item 7.B. Related Party Transactions.”

In 2025, the aggregate remuneration that should have been paid to Goldenmare Limited amounted to approximately $981,000 (not including the 1,000,000 common shares issued to Goldenmare Limited in 2025), but we paid approximately $801,000 and deferred payment of the remaining amount of approximately $180,000 as of December 31, 2025. In 2024, the aggregate remuneration that should have been paid to Goldenmare Limited amounted to approximately $3.4 million, but we paid approximately $1.7 million and deferred payment of the remaining amount of approximately $1.7 million as of December 31, 2024, which was subsequently paid in full in 2025. In 2023, the aggregate remuneration that should have been paid to Goldenmare amounted to approximately $432,000, but we paid approximately $355,000 and deferred payment of the remaining amount of approximately $77,000 as of December 31, 2023, which was subsequently paid in full in 2024. We did not pay or owe any remuneration directly to Athanasios Feidakis, our sole executive officer and sole senior manager, in 2023, 2024, or 2025.

The aggregate compensation, including bonuses, actually paid to Goldenmare Limited in 2025 was approximately $2.5 million, which included $801,000 that accrued in 2025 and $1.7 million in deferred amounts accrued in 2024 (not including the 1,000,000 common shares issued to Goldenmare Limited in 2025). Goldenmare (a company affiliated with our Chief Executive Officer and Chief Financial Officer) received 1,000,000 common shares in 2025, and no common shares in 2024 or 2023. Our senior management did not directly receive any common shares in 2025, 2024 and 2023. In addition, we owed Goldenmare approximately $180,000, $1.7 million and $77,000 on December 31, 2025, 2024 and 2023, respectively. We currently owe Goldenmare an aggregate of approximately $180,000.

The aggregate compensation actually paid to our non-executive directors was $320,000 in 2025, $304,000 in 2024 and $240,000 in 2023. As of December 31, 2025, we had not yet paid our non-executive directors the cash amounts that we agreed to pay them for their 2025 service; such unpaid amount in the aggregate was $80,000, which was paid in 2026. We did not issue any shares to our directors in 2023, 2024, and 2025 as compensation.

We are bound by Greek labor law with respect to our Greek employees, which provides certain payments to these employees upon their dismissal or retirement. We accrued as of December 31, 2025 a non-current liability of approximately $253,000 for such payments.

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

We have an Audit Committee, a Remuneration Committee and a Nomination Committee.

The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. It is responsible for ensuring that our financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to our accounts and for reviewing and approving related party transactions. Our board of directors has determined that Ioannis Kazantzidis is our audit committee financial expert, and he is the chair of the committee. Each Audit Committee member has experience in reading and understanding fundamental financial statements, including balance sheets, statements of financial position, statements of comprehensive income/(loss) and statements of cash flows, and at least one member of the Audit Committee has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

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

In general, under the Nasdaq corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the Nasdaq. Please see “Item 16G. Corporate Governance.” If at any time we cease to be a “foreign private issuer” under the rules of the Nasdaq and the Exchange Act, as applicable, our board of directors will be required to take all action necessary to comply with the Nasdaq corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards. See “Item 10.B. — Memorandum and Articles of Association,” “Item 16G. Corporate Governance” and Exhibit 2.1 to this Annual Report.

D. Employees

As of December 31, 2025, we had 25 full-time employees and two consultants that we hired directly. All our employees are located in Greece and are engaged in the service and management of our fleet. None of our employees are covered by collective bargaining agreements, although certain crew members (which are not our employees but hired through crewing agents) are parties to collective bargaining agreements. We do not employ a significant number of temporary employees.

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

The maximum number of our common shares that can be issued under the Plan is 2,000,000 shares. The Plan is generally administered by the remuneration committee of our board of directors. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, unrestricted stock, other equity-based or equity-related awards, and dividend equivalents at the discretion of our remuneration committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient’s continued service as an employee or a director of the Company, through the applicable vesting date. For so long as prohibited by the Marshall Islands Business Corporations Act, no committee of the Board shall grant awards to directors of the Company for serving on the board of directors or any committee thereto, and in such a case, the determination of any awards to directors for serving on the board of directors or any committee thereto shall be made by the full board of directors (and not any committee thereof).

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

Grants under the Equity Incentive Plan

On November 26, 2025, following the recommendations by our Remuneration Committee, we approved a merit-based compensation consisting of $500,000, and the issuance of 1,000,000 of our common shares to Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to us and is an affiliate of our Chief Executive Officer and Chief Financial Officer. The share grant was made pursuant to the Plan on November 26, 2025. In connection with the grant, we also entered into a registration rights agreement with Goldenmare Limited providing customary registration rights with respect to the foregoing common shares. See “Item 7.B. Related Party Transactions.”

No awards were granted pursuant to any equity incentive plan during the years ended December 31, 2024 and 2023.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information concerning ownership of our common shares as of March 13, 2026 by persons who beneficially own more than 5.0% of our outstanding common shares, each person who is a director of our company, the executive officer named in this annual report on Form 20-F and our directors and executive officer as a group.

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

The numbers of shares and percentages of beneficial ownership are based on 21,582,301 common shares outstanding on March 13, 2026. All common shares owned by the shareholders listed in the table below have the same voting rights as the other of our outstanding common shares, and each has one vote per share.

The address for our directors and executive officer is: c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

With respect to the persons who beneficially own more than 5.0% of our outstanding common shares, we have prepared the following table based on information filed with the SEC, and we have not sought to verify such information, and have assumed that such information remains current unless we have been explicitly informed otherwise or unless the information in the Schedule 13G is known to us to have become stale. Ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC regarding beneficial ownership and include voting or investment power with respect to common shares. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of common shares beneficially owned by a beneficial holder and the percentage ownership of that beneficial holder, common shares underlying warrants held by that beneficial holder that are exercisable as of March 13, 2026, or exercisable within 60 days after March 13, 2026, are deemed outstanding. Such common shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The number of common shares owned and percentages in the table below do give effect to any beneficial ownership blockers contained in any warrants that we have issued.

The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the SEC or information regarding the beneficial ownership of our common shares delivered to us:

Name and address of beneficial owner	Number of common shares beneficially owned as of March 13, 2026	Percentage of common shares beneficially owned as of March 13, 2026
5% Beneficial Owners
Armistice Capital, LLC (1)	1,200,000	5.3%
Intracoastal Capital LLC (2)	1,812,250	7.7%
Lind Global Macro Fund, LP (3)	1,922,838	8.2%
Executive Officer and Directors
George Feidakis (4)	5,875,795	27.2%
Ioannis Kazantzidis	7,639	*%
Jeffrey O. Parry	7,619	*%
Athanasios Feidakis (5)	1,328,828	6.2%
Christina Tampourea	-	-
Our executive officer and all directors as a group	7,219,881	33.5*%

_______________

*Less than 1.0% of the outstanding shares.

(1) Based solely on the information reported on Amendment No. 3 to Schedule 13G jointly filed with the SEC on February 17, 2026 by Armistice Capital, LLC and Mr. Steven Boyd. Armistice Capital, LLC is the investment manager of Armistice Capital Master Fund Ltd. (the “Armistice Master Fund”), the direct holder of the securities, and pursuant to an Investment Management Agreement, Armistice Capital, LLC exercises voting and investment power over the securities of Globus held by the Armistice Master Fund and thus may be deemed to beneficially own the securities of Globus held by the Armistice Master Fund. Mr. Steven Boyd, as the managing member of Armistice Capital, LLC, may be deemed to beneficially own the securities of Globus held by the Armistice Master Fund. The Armistice Master Fund specifically disclaims beneficial ownership of the securities of Globus directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital, LLC. The address of the principal business office for Armistice Capital, LLC and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022. Based on information held by Globus, we believe that all 1,200,000 of the common shares beneficially owned by Armistice Capital, LLC are in the form of warrants that we have issued.

(2) Based on the information reported on Amendment No. 3 to Schedule 13G jointly filed with the SEC on February 8, 2023 by Intracoastal Capital LLC, Mr. Mitchell P. Kopin and Mr. David B. Asher. Mitchell P. Kopin and Daniel B. Asher have filed a Schedule 13G with the SEC as beneficial owners of the shares beneficially held Intracoastal Capital LLC. Such Amendment No. 3 provided that the reporting persons beneficially owned 1,959,250 common shares held by Intracoastal Capital LLC, and stated that all of which are in the form of warrants that we have issued. However, of such warrants referenced in such Amendment No. 3 to Schedule 13G, we believe that three of such warrants expired, and therefore in the table above we have not included such expired warrants. The principal business office of Mr. Kopin and Intracoastal Capital LLC is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(3) Based on the information reported on Amendment No. 3 to Schedule 13G jointly filed with the SEC on February 13, 2023 by Lind Global Macro Fund, LP, Lind Global Partners LLC and Mr. Jeff Easton. Such Amendment No. 3 to Schedule 13G states that the reporting persons’ ownership consists only of warrants to purchase 2,093,808 common shares. However, we believe that a number of our warrants referenced in such Amendment No. 3 to Schedule 13G expired, so we have included in the table only the warrants that we believe have not expired. Lind Global Partners LLC, the general partner of Lind Global Macro Fund, LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. Jeff Easton, the managing member of Lind Global Partners LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Macro Fund, LP. The address of the principal business office for Lind Global Partners LLC, Lind Global Macro Fund, LP and Mr. Easton is 444 Madison Ave, Floor 41, New York, NY 10022.

(4) Based on the information reported on Amendment No. 8 to Schedule 13D jointly filed with the SEC on December 22, 2025 by Firment Shipping Inc. and Mr. George Feidakis, as subsequently supplemented by Mr. George Feidakis. Mr. George Feidakis beneficially owns 5,875,795 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. Mr. George Feidakis and Firment Shipping Inc. disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares.

(5) The information contained in the chart above is based on the information reported on the Schedule 13D filed with the SEC on December 3, 2025 by Athanasios Feidakis and Goldenmare Limited. Athanasios Feidakis owns 118 common shares directly and Goldenmare Limited owns 1,328,710 common shares. Each reporting person disclaims beneficial ownership in the common shares except to the extent of their pecuniary interest therein. Athanasios Feidakis controls Goldenmare Limited, which also owns 10,300 Series B preferred shares. Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99%. For a further description of the Series B preferred shares, see “Description of Securities” filed as Exhibit 2.1 hereto.

As of December 31, 2025, 2024 and 2023, Mr. George Feidakis beneficially owned 27.2%, 24.9%, and 24.9% of our common shares, respectively.

As of March 12, 2026, we had eight shareholders of record, three of which are located in the United States, one of which was Cede & Co., a nominee of The Depository Trust Company, which is located in the United States and held an aggregate of 20,567,032 of our common shares, representing 95.3% of our outstanding common shares. We believe that the common shares that are held by Cede & Co. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. Our major common shareholders have the same voting rights as our other common shareholders. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company. To the best of our knowledge, except as disclosed in the table above (including the Series B preferred shares referenced above), we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

In the normal course of business, there have been institutional investors that buy and sell our shares and significant changes in the percentage ownership of such investors has occurred, as reflected in beneficial ownership reports filed with the SEC. It is possible that significant changes in the percentage ownership of these investors will occur. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Lease

On June 22, 2022, we entered into a rental agreement with F.G. Europe A.E. (an affiliate of our Chairman) for 902 square meters of office space, at the monthly rate of €26,000 and with a lease period ending on August 4, 2024, which expired by its terms. On August 1, 2024, our Manager entered into a new rental agreement with F.G. Europe A.E. (an affiliate of our Chairman) for the same office space, at the monthly rate of €27,500 and with a lease period commencing August 5, 2024 and ending on August 4, 2027. Effective January 1, 2026, we entered into a new rental agreement with Cyberonica S.A. for the same office space at a monthly rent of €27,500, subject to an annual adjustment of 1%. The lease term runs through December 31, 2028. During the years ended December 31, 2025, 2024 and 2023, the rent paid amounted to $370,000, $353,000 and $349,000, respectively, to F.G. Europe and Cyberonica S.A for the rental of office space for our operations. As of December 31, 2025, we did not owe any amount in back rent to F.G. Europe.

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

Registration Rights Agreement with Firment

On November 23, 2016, we entered into a registration rights agreement with Firment Trading Limited, pursuant to which we granted to them and their affiliates (including Mr. George Feidakis and certain of their transferees), the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act our common shares held by them. Under the registration rights agreement, these persons have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by us. This registration rights agreement also provides that we will pay certain expenses relating to the registrations and indemnify Firment and its affiliates against certain liabilities.

Consultancy Agreements

On August 18, 2016, the Company entered into a consultancy agreement with Goldenmare Limited, an affiliated company of our CEO, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fee for the services provided amounted to €200,000. The consulting company is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company. If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consulting company double the annual consultancy fee plus the average annual bonus (including the value of equity awards) granted to the consulting company throughout the term of the consultancy agreement. In December 2020, we agreed to increase the consultancy fee of Goldenmare Limited from €200,000 to €400,000 per annum. We have, over the years, granted bonuses and awards to Goldenmare Limited, including in 2025. Please see “Item 6.B. Compensation” for a description of the 2025 and 2024 bonuses. In December 2021 we agreed to pay a one-time cash bonus of $1.5 million to Goldenmare Limited pursuant to the consultancy agreement, half of which was to be paid immediately and the other half during 2022, if at the time of the latter payment Mr. Athanasios Feidakis remains our CEO and Goldenmare Limited has not terminated its consultancy agreement, which was paid in full in 2023. Each of our other directors has a contract relating to his appointment as a director.

On July 15, 2021 we entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services our Manager receives a daily fee of $1,000. Our Chairman is the majority shareholder of Eolos Shipmanagement S.A. This agreement was terminated on December 3, 2024.

Series B Preferred Shares

In 2020 and 2021, we issued an aggregate of 10,300 Series B preferred shares to Goldenmare Limited. For a description of the Series B preferred shares, see “Description of Securities” filed as Exhibit 2.1 hereto.

Purchase of Two Vessels

On October 23, 2024, we entered into two memoranda of agreement with an entity controlled by our Chairman and to which our Chief Executive Officer is also related, for the acquisition of two Kamsarmax scrubber outfitted dry bulk vessels: a 2016-built Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,119 dwt (now named m/v GLBS Angel) for a purchase price of $27.5 million and a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt (now named m/v GLBS Gigi) for a purchase price of $26.5 million, both paid with available cash. An aggregate of $18 million of the purchase price for the m/v GLBS Angel was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17 million of the purchase price for the m/v GLBS Gigi was paid upon its delivery (including the deposit), and the remaining balance was due in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. On November 19, 2024, we took delivery of the m/v GLBS Angel, and on December 3, 2024 we took delivery of the m/v GLBS Gigi. We paid the remaining balances due in July 2025 using available cash.

Registration Rights Agreement with Goldenmare

On November 26, 2025, following the recommendations by our Remuneration Committee, we approved a merit-based compensation consisting of $500,000, and the issuance of 1,000,000 of our common shares to Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to us and is an affiliate of the Company’s Chief Executive Officer and Chief Financial Officer. The share grant was made pursuant to our 2024 Equity Incentive Plan on November 26, 2025.

In connection with the grant, we also entered into a registration rights agreement with Goldenmare Limited on November 26, 2025 pursuant to which we granted Goldenmare Limited and its affiliates the right, under certain circumstances and subject to certain restrictions, to require us to register for resale under the Securities Act, the common shares held by them and certain other equity securities. Under such registration rights agreement, these persons have the right, once we become eligible to file a registration statement on Form F-3 or Form S-3, to cause us to file “shelf” registration statements permitting resales of these securities on a delayed or continuing basis. Goldenmare Limited has the right to demand that we conduct an underwritten offering or “shelf takedown” under these registration statements, subject to certain conditions. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders or initiated by us, subject to certain requirements and customary conditions. This Registration Rights Agreement also provides that we will pay certain expenses relating to the registrations and indemnify Goldenmare Limited and its affiliates against certain liabilities. The foregoing description of the registration rights agreement is not complete and is qualified in its entirety to the full text of the registration rights agreement, a copy of which is filed as an exhibit hereto.

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

No dividends were declared or paid on our common shares during the years ended December 31, 2025, 2024, and 2023.

No Series A Preferred Shares were outstanding as of December 31, 2025, 2024, and 2023, or as of the date of this annual report on Form 20-F.

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

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation have been filed as Exhibit 99.1 to our report filed with the SEC on Form 6-K on October 22, 2020. Our Amended and Restated Bylaws have been filed as Exhibit 1.2 to the annual report on Form 20-F filed with the SEC on March 14, 2025. Our Amended and Restated Statement of Designations for Series A Preferred Stock has been filed as Exhibit 1.3 to this annual report on Form 20-F. Our Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock has been filed as Exhibit 1.4 to the annual report on Form 20-F filed on March 14, 2025. Our Statement of Designation of Rights, Preferences and Privileges of Series C Participating Preferred Shares has been filed as Exhibit 3.1 to our report filed with the SEC on Form 6-K on August 3, 2023. The information contained each of these exhibits is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation, our amended and restated bylaws and of our capital stock is included in “Description of Securities” filed as Exhibit 2.1 hereto and incorporated by reference herein.

Description of Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably (based on number of shares held) all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata (based on number of shares held) our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of our preferred shares, including our existing classes of preferred shares and any preferred shares we may issue in the future. A further description of our common shares is included in “Description of Securities” filed as Exhibit 2.1 hereto and incorporated by reference herein.

Description of Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series; the number of shares of the series; the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series, including any dividend terms, redemption, liquidation preference, conversion, and voting rights, if any, of the holders of the series. A description of the preferred shares that we have issued is contained within the “Description of Securities” filed as Exhibit 2.1 hereto and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Description of Warrants

For a summary of certain terms and provisions of our December 2020 Warrants, January 2021 Warrant, February 2021 Warrants and June 2021 Warrants, please see “Description of Warrants” within the “Description of Securities” filed as Exhibit 2.1 hereto.

We may be obligated to issue, upon exercise or conversion of outstanding warrants pursuant to the terms thereof:

•	1,270,587 common shares issuable upon exercise of the December 2020 Warrants (at an exercise price of $6.25 per share) which expire on June 9, 2026;
•	1,950,000 common shares issuable upon the exercise of the January 2021 Warrants (at an exercise price of $6.25 per share) which expire on July 29, 2026;
•	4,800,000 common shares issuable upon the exercise of the February 2021 Warrants (at an exercise price of $6.25 per share) which expire on August 17, 2026; and
•	10,000,000 common shares issuable upon the exercise of the June 2021 Warrants (at an exercise price of $5.00 per share) which expire on December 29, 2026.

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

A copy of the Rights Agreement was filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on August 3, 2023 and incorporated by reference as Exhibit 2.3 hereto. Amendment No. 1 to the Rights Agreement was filed as Exhibit 4.1 to our report on Form 6-K filed with the SEC on January 30, 2025 and is incorporated by reference as Exhibit 2.4 hereto. A further description of the material terms of the Rights Agreement, as amended is included in “Description of Securities” filed as Exhibit 2.1 hereto and incorporated by reference herein.

C. Material Contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. We refer you to “Item 7.B. Related Party Transactions” for a discussion of our agreements with companies related to us. We also refer you to “Item 4. Information on the Company,” “Item 5.B. Liquidity and Capital Resources,” “Item 6.B. Compensation,” “Item 6.E. Share Ownership,” “Item 10.B. Memorandum and Articles of Association” and “Description of Securities” filed as Exhibit 2.1 hereto for a description of other material contracts.

Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D. Exchange Controls

We are not aware, under Marshall Islands law, of any restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to holders of our shares that are neither residents nor citizens of the Marshall Islands.

E. Taxation

Marshall Islands Tax Considerations

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Marshall Islands.

Because we (including our subsidiaries) do not, and assuming that we and our subsidiaries continue not to, carry on business or conduct transactions or operations in the Marshall Islands, and because we anticipate (and therefore assuming) that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding tax on our dividends. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and such shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.

Greek Tax Considerations

Vessels flying a foreign (non-Greek) flag that are managed by a company having established an office in Greece pursuant to Article 25 of Law 27/1975 (formerly Law 89/67), such as Globus Shipmanagement Corp., are subject to a fixed annual tonnage tax regime broadly comparable to that applicable to vessels flying the Greek flag. The tonnage tax is calculated by reference to the gross registered tonnage and age of each vessel. Under the applicable provisions of Greek shipping legislation, payment of the tonnage tax is intended to satisfy the Greek income tax liability arising from income derived from the ownership, operation and exploitation of qualifying vessels, including chartering income and capital gains arising from the sale of such vessels, at the level of the ship-owning company and its shareholders, subject to the limitations described below and compliance with the requirements of the applicable legislation. Any tonnage tax or similar charge payable to the flag state of a vessel as a result of its registration under a foreign flag may, subject to applicable conditions, be credited against the Greek tonnage tax otherwise payable in respect of such vessel.

Dividends distributed out of income derived from tonnage-taxed shipping activities are subject to a specific tax regime under Greek law. Greek tax resident individual shareholders receiving such dividends may, where applicable, be subject to a final tax (currently at a rate of 5%) pursuant to the special framework applicable to qualifying shipping income distributions, including, in particular, dividends imported into Greece by such shareholders. Such dividends are otherwise exempt from ordinary Greek income taxation. The application of this regime depends, among other factors, on the tax residency and status of the recipient, whether the relevant amounts are imported into Greece, and the characterization of the underlying income under the applicable shipping legislation.

In 2024, Greece implemented legislation giving effect to the OECD global minimum tax initiative (Pillar Two). The Pillar Two rules generally apply to multinational enterprise groups with consolidated annual revenues of at least €750 million in at least two of the four preceding fiscal years, determined by reference to the consolidated financial statements of the ultimate parent entity. Under the Pillar Two framework, qualifying international shipping income is generally excluded from the calculation of the effective tax rate for purposes of the global minimum tax, subject to satisfaction of applicable conditions. Based on the Company’s current organizational structure and available administrative guidance, the Company does not currently anticipate that the implementation of these rules will result in material additional taxation in Greece in respect of its tonnage-taxed shipping activities. However, the application of Pillar Two rules, including the availability and interpretation of the international shipping exclusion, remains subject to ongoing interpretation and potential regulatory developments, and future changes in law, guidance or the Company’s operations could adversely affect its tax position, results of operations, cash flows or financial condition.

United States Tax Considerations

This discussion of United States federal income taxes is based upon provisions of the Code, existing final, temporary and proposed regulations thereunder, and current administrative rulings and court decisions, all as in effect on the effective date of this annual report on Form 20-F and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No rulings have been or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

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

United States Federal Income Taxation of the Company

Taxation of Operating Income

Unless exempt from United States federal income taxation under the rules described below in “—The Section 883 Exemption,” a foreign corporation that earns only transportation income is generally subject to United States federal income taxation under one of two alternative tax regimes: (1) the 4% gross basis tax or (2) the net basis tax and branch profits tax. The Company is a Marshall Islands corporation and its vessel-owning subsidiaries are incorporated in the Marshall Islands. There is no comprehensive income tax treaty between the Marshall Islands and the United States, so the Company and its Marshall Islands subsidiaries cannot claim an exemption from this tax under a treaty.

The 4% Gross Basis Tax

The United States imposes a 4% United States federal income tax (without allowance of any deductions) on a foreign corporation’s United States source gross transportation income to the extent such income is not treated as effectively connected with the conduct of a United States trade or business. For this purpose, transportation income includes income from the use, hiring or leasing of a vessel, or the performance of services directly related to the use of a vessel (and thus includes time charter, spot charter and bareboat charter income). The United States source portion of transportation income is 50% of the income attributable to voyages that begin or end, but not both begin and end, in the United States. As a result of this sourcing rule, the effective tax rate is 2% of the gross income attributable to U.S. voyages. Generally, no amount of the income from voyages that begin and end outside the United States is treated as United States source, and consequently none of the transportation income attributable to such voyages is subject to this 4% tax. (Although the entire amount of transportation income from voyages that begin and end in the United States would be United States source, neither the Company nor any of its subsidiaries expect to have any transportation income from voyages that both begin and end in the United States.)

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

The Company is a Marshall Islands corporation, and each of the vessels in its fleet is owned by a separate wholly owned subsidiary organized in the Marshall Islands. The U.S. Department of the Treasury recognizes the Marshall Islands as a jurisdiction which grants an Equivalent Exemption; therefore, the Company and each of its vessel-owning subsidiaries meet the first requirement for the Section 883 Exemption.

The 50% Ownership Test

In order to satisfy the 50% Ownership Test, a non-United States corporation must be able to substantiate that more than 50% of the value of its shares is owned, for at least half of the number of days in the non-United States corporation’s taxable year, directly or indirectly, by “qualified shareholders.” For this purpose, qualified shareholders are: (1) individuals who are residents (as defined in the Treasury regulations promulgated under Section 883 of the Code, or Section 883 Regulations) of countries, other than the United States, that grant an Equivalent Exemption, (2) non-United States corporations that meet the Publicly Traded Test of the Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or (3) certain foreign governments, non-profit organizations, and certain beneficiaries of foreign pension funds. In order for a shareholder to be a qualified shareholder, there generally cannot be any bearer shares in the chain of ownership between the shareholder and the taxpayer claiming the exemption (unless such bearer shares are maintained in a dematerialized or immobilized book-entry system as permitted under the Section 883 Regulations). A corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations). The Company does not believe that it satisfied the 50% Ownership Test for the taxable year ended December 31, 2025 and has no basis to expect that it will satisfy the 50% Ownership Test in the near future.

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

The Publicly Traded Test

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-United States corporation be “primarily and regularly traded” on an established securities market either in the United States or in a foreign country that grants an Equivalent Exemption. The Section 883 Regulations provide, in relevant part, that the shares of a non-United States corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Section 883 Regulations also generally provide that shares will be considered to be “regularly traded” on an established securities market if one or more classes of shares in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of shares of the corporation are listed on an established securities market. Also, with respect to each class relied upon to meet this requirement (1) such class of shares must be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, and (2) the aggregate number of shares of such class of shares traded on such market during the taxable year must be at least 10% of the average number of shares of such class of shares outstanding during such year or as adjusted for a short taxable year. These two tests are deemed to be satisfied if such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

The Company believes that it satisfied the Publicly Traded Test for the taxable year ended December 31, 2025, based on information reported in Schedule 13G and Schedule 13D filings with the SEC. The Company cannot currently predict whether it will satisfy the Publicly Traded Test for the current taxable year. The stock in the Company’s vessel-owning subsidiaries is not publicly traded, but if the Company were to meet the Publicly Traded Test described above, the Company also generally would be a qualified shareholder for purposes of applying the 50% Ownership Test as to any subsidiary claiming the Section 883 Exemption.

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

United States Federal Income Taxation of United States Holders

As used herein, “United States Holder” means a beneficial owner of the Company’s common shares that is an individual citizen or resident of the United States for United States federal income tax purposes, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust where a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under U.S. Department of the Treasury regulations to be treated as a domestic trust). A “Non-United States Holder” generally means any owner (or beneficial owner) of common shares that is not a United States Holder, other than a partnership. If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common shares should consult their own tax advisors regarding the tax consequences of an investment in the common shares (including their status as United States Holders or Non-United States Holders).

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

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2025.

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

 United States Federal Income Taxation of Non-United States Holders

A Non-United States Holder will generally not be subject to United States federal income tax on dividends paid in respect of the common shares or on gains recognized in connection with the sale or other disposition of the common shares provided that the Non-United States Holder makes certain tax representations regarding the identity of the beneficial owner of the common shares, that such dividends or gains are not effectively connected with the Non-United States Holder’s conduct of a United States trade or business and that, with respect to gain recognized in connection with the sale or other disposition of the common shares by a non-resident alien individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and other conditions are met. If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and gain from the sale, exchange or other disposition of the common shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-United States Holder maintains in the United States) will generally be subject to regular United States federal income tax in the same manner as discussed above relating to the taxation of United States Holders (and if the Non-United States Holder is a corporation for United States federal income tax purposes, it may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate).

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting provisions contained in Section 16(a) of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to market risks associated with changes in interest rates relating to our loan and sale and bareboat back arrangements. As of December 31, 2025 and 2024, we had a $110.3 million and $119 million, respectively, principal balance outstanding under our finance agreements.

Interest costs incurred under our loan arrangements are included in our consolidated statement of comprehensive income/(loss).

In 2025, the weighted average interest rate for our then-outstanding facilities in total was 6.54% and the respective interest rates on our loan agreements ranged from 5.80% to 7.32%, including margins.

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

The following table sets forth the sensitivity of our loan and sale and bareboat back arrangements as of December 31, 2025 as to a 1.0% (100 basis points) increase in SOFR, during the next four years, and reflects the additional interest expense that will be incurred.

Year	Amount
2026	$1.1 million
2027	$0.9 million
2028	$0.7 million
2029	$0.5 million
2030 and thereafter	$1.9 million

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

Management has conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission of 2013. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2025 was effective.

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

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers, employees and agents. Our code of ethics is posted on our website, https://www.globusmaritime.gr/media/65b7b55935365.pdf, and certain of our policies can be found here: https://www.globusmaritime.gr/en/about/corporate-governance, and is available upon written request by our shareholders at no cost to Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece. Information on, or accessed through, our website does not constitute a part of this annual report and is not incorporated by reference. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website within five business days following the date of such amendment or waiver. Shareholders may direct their requests to the attention of Secretary, c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece.

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2025 and 2024. This table below sets forth the total (actual) amounts billed and accrued for Ernst & Young (Hellas) Certified Auditors Accountants S.A. services and breaks down the amounts by category of services:

	2025	2024
Audit Fees	$223,790	$214,470
Audit-Related Fees	—	—
Tax Fees	$—	$—
All Other Fees	—	—
Total	$223,790	$214,470

Audit fees for the years ended December 31, 2025 and 2024 were paid in Euros, and we assume an exchange rate of 0.89€/$ and 0.93€/$ for 2025 and 2024, respectively.

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

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

While a number of the Nasdaq’s corporate governance standards do not apply to us as a foreign private issuer, we intend to comply with a number of those rules. The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

➢	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that certain shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

➢	In lieu of a nomination committee and remuneration committee comprised entirely of independent directors, our nomination and remuneration committees may be comprised of a majority of independent directors. Each of these committees will be comprised of a minimum of two individuals.

➢	In lieu of holding regularly scheduled meetings of the board of directors at which only independent directors are present, we will not be holding such regularly scheduled meetings.

➢	In lieu of a board of directors that is comprised by a majority of independent directors, our board of directors is not required to be comprised of a majority of independent directors.

➢	In lieu of an audit committee comprised of three independent directors, our audit committee is not required to have three members, and is currently comprised of two members.

➢	In lieu of having a remuneration committee with the authorities and responsibilities set forth in the Nasdaq rules, our remuneration committee is not required to have such authorities and responsibilities.

➢	In lieu of having an audit committee, remuneration committee and nomination committee with the composition, size, authorities and responsibilities set forth in the Nasdaq rules, our audit committee, remuneration committee and nomination committee are not required to have such composition, size, authorities and responsibilities.

➢	In lieu of obtaining shareholder approval prior to adopting or materially revising any equity compensation plan, including our equity incentive plan, we will comply with provisions of the BCA, which allows the board of directors to approve all adoptions of and amendments to equity compensation plans including our equity incentive plan.

➢	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board or committee, and the board or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors; or (ii) if the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders. Article VI of our articles of incorporation further limit our ability to enter into business transactions with certain interested shareholders.

➢	As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our principal shareholders are exempt from the reporting provisions and our directors, officers and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

If at any time we cease to be a “foreign private issuer” under the rules of the Nasdaq and the Exchange Act, as applicable, our board of directors will be required to take all action necessary to comply with all of the Nasdaq corporate governance rules. Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards. See “Item 10.B. — Memorandum and Articles of Association” and Exhibit 2.1 to this Annual Report.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., is set forth on pages F-1 through F-42 and are filed as part of this annual report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Globus Maritime Limited dated October 20, 2020 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Annual Report on Form 6-K (Reg. No. 001-34985) furnished on October 22, 2020)

1.2	Amended and Restated Bylaws of Globus Maritime Limited (incorporated by reference to Exhibit 1.2 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 14, 2025)

1.3*	Amended and Restated Statement of Designations for Series A Preferred Stock of Globus Maritime Limited dated September 8, 2023*

1.4	Amended and Restated Statement of Designation of Rights, Preferences, and Privileges of Series B Preferred Stock of Globus Maritime Limited dated July 27, 2020 (incorporated by reference to Exhibit 1.4 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 14, 2025)

1.5	Statement of Designation of Rights, Preferences and Privileges of Series C Participating Preferred Shares of Globus Maritime Limited (incorporated by reference to Exhibit 3.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on August 3, 2023)

2.1*	Description of Securities*

2.2	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 3.2 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on August 3, 2023)

2.3	Shareholders Rights Agreement, dated as of August 3, 2023, by and between Globus Maritime Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on August 3, 2023)

2.4	Amendment No. 1 to the Shareholders Rights Agreement, dated as of January 30, 2025, by and between Globus Maritime Limited and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Globus Maritime Limited’s Report on Form 6-K (Reg. No. 001-34985) furnished on January 30, 2025)

2.5	Equity Incentive Plan of Globus Maritime Limited (incorporated by reference to Exhibit 2.4 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.1	Registration Rights Agreement between Globus Maritime Limited and Firment Trading Limited dated November 23, 2016 (incorporated by reference to Exhibit 99.1 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) filed on November 27, 2016)

4.2*	Private Sublease Agreement dated December 30, 2025 between Cyberonica S.A. and Globus Shipmanagement Corp.*

4.3	Form of Securities Purchase Agreement dated December 7, 2020 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.4	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on December 9, 2020)

4.5	Form of Securities Purchase Agreement dated January 27, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.6	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on January 28, 2021)

4.7	Form of Securities Purchase Agreement dated February 12, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.8	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on February 16, 2021)

4.9	Form of Securities Purchase Agreement dated June 25, 2021 between the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 4.2 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.10	Form of Common Share Purchase Warrant to be issued to the purchasers under the Securities Purchase Agreement (incorporated by reference to Exhibit 4.3 to Globus Maritime Limited’s Current Report on Form 6-K (Reg. No. 001-34985) furnished on June 28, 2021)

4.11	Deed of Accession, Amendment and Restatement of Facility Agreement among First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and Globus Maritime Limited, among others, dated August 10, 2023 (incorporated by reference to Exhibit 4.17 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.12	Shipsale Contract for Construction and Sale of One (1) 64,000 DWT Type Bulk Carrier (Hull No. S-K192) dated August 18, 2023 among Olympia Shipholding S.A., Giant Line Inc., S.A. and Nihon Shipyard Co., Ltd.(incorporated by reference to Exhibit 4.21 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.13	Shipsale Contract for Construction and Sale of One (1) 64,000 DWT Type Bulk Carrier (Hull No. S-3012) dated August 18, 2023 among Thalia Shipholding S.A., Giant Line Inc., S.A. and Nihon Shipyard Co., Ltd.(incorporated by reference to Exhibit 4.22 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.14	Bareboat Charter and related Memorandum of Agreement each dated February 23, 2024 between Daxos Maritime Limited as Bareboat Charterer/Seller and SK Shipholding S.A. as Owner/Buyer and Guarantees issued by Globus Maritime Limited, each dated February 23, 2024 (incorporated by reference to Exhibit 4.23 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

4.15	Facility Agreement dated May 23, 2024 among Calypso Shipholding S.A. as borrower, Globus Maritime Limited as guarantor and Marguerite Maritime S.A. as original lender (incorporated by reference to Exhibit 4.21 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 14, 2025)

4.16

Bareboat Charter and related Memorandum of Agreement each dated December 2, 2024 between Paralus Shipholding S.A. as Bareboat Charterer/Seller and Sankyo Shoji Co., Ltd. and Greatsail Shipping S.A. as Owners/Buyers and Guarantee issued by Globus Maritime Limited, dated December 2, 2024(incorporated by reference to Exhibit 4.22 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 14, 2025)

4.17	Memorandum of Agreement between Regus Shiptrade Limited as Seller and Domina Maritime Ltd. as Buyer and Guarantee issued by Globus Maritime Limited, each dated October 23, 2024 (incorporated by reference to Exhibit 4.23 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 14, 2025)

4.18	Memorandum of Agreement between Sovereign Navigation Company as Seller and Dulac Maritime S.A. as Buyer and Guarantee issued by Globus Maritime Limited, each dated October 23, 2024 (incorporated by reference to Exhibit 4.24 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 14, 2025)

4.19*	Registration Rights Agreement dated November 26, 2025 between Globus Maritime Limited and Goldenmare Limited*

4.20*

Supplemental Agreement dated September 22, 2025 among Serena Maritime Limited, Salaminia Maritime Limited, Argo Maritime Limited, and Talisman Maritime Limited as Borrowers, Globus Maritime Limited as Parent Guarantor and Shareholder, the companies listed in Part A (The Hedge Guarantors) of Schedule 1 (The Parties) of the Facility Agreement as hedge guarantors, the financial institutions listed in Part B (The Lenders and Hedge Counterparties) of Schedule 1 (The Parties) of the Facility Agreement as Original Lenders, the financial institutions listed in Part B (The Lenders and Hedge Counterparties) of Schedule 1 (The Parties) of the Facility Agreement as hedge counterparties, First-Citizens Bank & Trust Company, as facility agent of the other Finance Parties, and First-Citizens Bank & Trust Company as Security Agent*

4.21*	Term Loan Facility dated November 28, 2025 among Thalia Shipholding S.A. as Borrower, Globus Maritime Limited as Guarantor, and Marguerite Maritime S.A. as Original Lender*

4.22*	Bareboat Charter and related Memorandum of Agreement each dated December 2, 2025 between Olympia Shipholding S.A. as Bareboat Charterer/Seller and SK Shipholding S.A. as Owners/Buyers and Guarantee issued by Globus Maritime Limited, dated December 2, 2025*

8.1*	Subsidiaries of Globus Maritime Limited*

11.1	Policies and Procedures to Detect and Prevent Insider Trading of Globus Maritime Limited (incorporated by reference to Exhibit 11.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the President and Chief Executive Officer*

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the President and Chief Executive Officer*

13.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

15.1*	Consent of Independent Registered Public Accounting Firm Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

97.1	Policy for the Recovery of Erroneously Awarded Compensation of Globus Maritime Limited (incorporated by reference to Exhibit 97.1 to Globus Maritime Limited’s Annual Report on Form 20-F (Reg. No. 001-34985) filed on March 15, 2024)

101*

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of December 31, 2025 and 2024; (ii) Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2025, 2024 and 2023; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (vi) the Notes to Consolidated Financial Statements.*

104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)*

 _______

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: President, Chief Executive Officer and Chief Financial Officer

Date: March 16, 2026

GLOBUS MARITIME LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Globus Maritime Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Globus Maritime Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

At December 31, 2025, the carrying value of the Company’s vessels was $233,191 thousand. As discussed in Notes 2.3, 2.12 and 5 to the consolidated financial statements, at each reporting date the Company assesses whether there are any indicators that a vessel may be impaired. In its evaluation of impairment indicators the Company considers external and internal information, in accordance with IAS 36 Impairment of Assets (“IAS 36”) and applies judgment when assessing market conditions.

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

Athens, Greece

March 16, 2026

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

For the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. Dollars, except share and per share)

	Notes	2025	2024	2023
REVENUE:
Voyage revenues	2.4, 2.20	44,206	34,532	30,840
Management & consulting fee income	4	—	338	365
Total Revenues		44,206	34,870	31,205

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses	12	(2,214)	(1,805)	(3,936)
Vessel operating expenses	12	(18,239)	(14,342)	(16,090)
Depreciation	5	(10,012)	(6,236)	(4,725)
Depreciation of drydocking costs	5	(4,513)	(3,507)	(4,185)
Administrative expenses	13	(4,151)	(3,694)	(3,541)
Administrative expenses payable to related parties	4	(2,680)	(3,785)	(713)
Reversal of impairment	5	—	1,891	4,400
Gain from sale of vessel	5	2,137	2	3,876
Other (expenses)/income, net		(19)	5	(14)
Operating income		4,515	3,399	6,277

Interest income		1,529	2,766	2,634
Interest expense and finance costs, net	14	(8,133)	(6,289)	(4,354)
Gain from the modification of the Loan	11	461	—	417
Gain on derivative financial instruments		27	467	388
Foreign exchange gains/(losses), net		(146)	88	(90)
		(6,262)	(2,968)	(1,005)

TOTAL INCOME/(LOSS) FOR THE YEAR		(1,747)	431	5,272
Other Comprehensive Income/(Loss)		—	—	—
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR		(1,747)	431	5,272

(Loss)/Income per share (U.S.$):
- Basic and Diluted (loss)/income per share for the year	10	(0.08)	0.02	0.26

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31, 2025 and 2024

(Expressed in thousands of U.S. Dollars)

ASSETS	Notes	2025	2024

NON-CURRENT ASSETS
Vessels, net	5	233,191	248,979
Advances for vessel purchase	5	22,573	15,051
Office furniture and equipment		75	101
Right of use asset	16	—	852
Restricted cash	3	2,000	2,770
Fair value of derivative financial instruments	19	—	181
Other non-current assets		10	10
Total non-current assets		257,849	267,944
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	19	113	442
Trade accounts receivable, net	2.7	654	1,114
Inventories	6	2,217	1,226
Prepayments and other assets		1,283	2,373
Restricted cash	3	450	1,050
Cash and cash equivalents	3	26,254	46,837
Total current assets		30,971	53,042
TOTAL ASSETS		288,820	320,986

EQUITY AND LIABILITIES

EQUITY
Issued share capital	9	86	82
Share premium	9	285,742	284,406
Accumulated deficit		(109,834)	(108,087)
Total equity		175,994	176,401
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	11	51,735	59,270
Financial liabilities, net of current portion	11	49,528	50,014
Provision for staff retirement indemnities		253	191
Lease liabilities	2, 16	—	531
Total non-current liabilities		101,516	110,006
CURRENT LIABILITIES
Current portion of long-term borrowings	11	6,097	6,946
Current portion of financial liabilities	11	1,885	1,860
Sellers’ Credit	4, 5	—	19,000
Trade accounts payable and other	4, 7	1,967	3,589
Accrued liabilities and other payables	8	913	2,156
Current portion of lease liabilities	2, 16	—	332
Deferred revenue	2.4	448	696
Total current liabilities		11,310	34,579
TOTAL LIABILITIES		112,826	144,585
TOTAL EQUITY AND LIABILITIES		288,820	320,986

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. Dollars)

	Issued Share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2023	82	284,406	(113,790)	170,698
Income for the year	—	—	5,272	5,272
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	5,272	5,272
As at December 31, 2023	82	284,406	(108,518)	175,970
Income for the year	—	—	431	431
Other comprehensive income	—	—	—	—
Total comprehensive income	—	—	431	431
As at December 31, 2024	82	284,406	(108,087)	176,401
Loss for the year	—	—	(1,747)	(1,747)
Issuance of 1,000,000 shares as per Stock based compensation (Note 4)	4	1,336	—	1,340
Other comprehensive income	—	—	—	—
Total comprehensive loss	—	—	(1,747)	(1,747)
As at December 31, 2025	86	285,742	(109,834)	175,994

The accompanying notes form an integral part of these consolidated financial statements.

GLOBUS MARITIME LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2025, 2024 and 2023

(Expressed in thousands of U.S. Dollars

	Notes	2025	2024	2023
Operating activities
(Loss)/Income for the year		(1,747)	431	5,272
Adjustments for:
Depreciation	5	10,012	6,236	4,725
Depreciation of deferred drydocking costs	5	4,513	3,507	4,185
Payment of deferred drydocking costs	5	(5,115)	(2,344)	(10,433)
Provision for staff retirement indemnities		62	20	23
Reversal of impairment	5	—	(1,891)	(4,400)
Gain on derivative financial instruments		(27)	(467)	(388)
Gain on sale of vessel		(2,137)	(2)	(3,876)
Interest expense and finance costs, net	14	8,133	6,289	4,354
Gain from the modification of the Loan	11	(461)	—	(417)
Interest income		(1,529)	(2,766)	(2,634)
Stock based compensation		1,340	—	—
Foreign exchange (gains)/losses, net		85	(69)	64
(Increase)/decrease in:
Trade accounts receivable		460	37	(1,042)
Inventories		(991)	30	1,772
Prepayments and other assets		1,090	(584)	1,098
Increase/(decrease) in:
Trade accounts payable		(1,458)	2,936	(3,385)
Accrued liabilities and other payables		(613)	(87)	355
Deferred revenue		(249)	9	272
Net cash generated from / (used in) operating activities		11,368	11,285	(4,455)
Cash flows from investing activities:
Vessel acquisition	5	—	(105,090)	—
Net Proceeds from sale of vessel	5	8,362	11,498	35,097
Advances for vessel acquisition	5, 16	(7,520)	(7,522)	(19,074)
Repayment of Sellers’ Credit	4	(19,000)	—	—
Vessels’ improvements	5	(317)	(522)	(161)
Purchases of office furniture and equipment		(12)	(51)	(37)
Interest received		1,529	2,766	2,634
Net cash generated from / (used in) investing activities		(16,958)	(98,921)	18,459
Cash flows from financing activities:
Proceeds from long-term borrowings and financial liabilities	11	1,400	76,000	25,000
Repayment of long-term borrowings and financial liabilities	11	(8,232)	(7,043)	(6,250)
Prepayment of long-term borrowings	11	(1,879)	(2,567)	(10,505)
(Increase)/decrease in restricted cash	3	1,370	(200)	2,348
Payment of financing costs		—	(986)	(406)
Payment of lease liability - principal		(339)	(310)	(321)
Interest paid		(7,313)	(4,623)	(2,501)
Net cash (used in) /generated from financing activities		(14,993)	60,271	7,365
Net increase / (decrease) in cash and cash equivalents		(20,583)	(27,365)	21,369
Cash and cash equivalents at the beginning of the year	3	46,837	74,202	52,833
Cash and cash equivalents at the end of the year	3	26,254	46,837	74,202

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

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at December 31, 2025:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Name

Globus Shipmanagement Corp.	Marshall Islands	—	— (1)
Devocean Maritime Ltd.	Marshall Islands	—	— (2)
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	August 20, 2024	m/v GLBS Might (3)
Paralus Shipholding S.A.	Marshall Islands	September 20, 2024	m/v GLBS Magic (3)
Dulac Maritime S.A.	Marshall Islands	November 19, 2024	m/v GLBS Angel
Domina Maritime Ltd.	Marshall Islands	December 3, 2024	m/v GLBS Gigi
Olympia Shipholding S.A.	Marshall Islands	—	Hull No: S-K192
Thalia Shipholding S.A.	Marshall Islands	—	Hull No: S-3012
Artful Shipholding S.A.	Marshall Islands	—	—
Longevity Maritime Limited	Malta	—	—

(1)	Management Company
(2)	On February 4, 2025, the Company, through its subsidiary Devocean Maritime Ltd., entered into an agreement to sell the 2007-built River Globe. The vessel was delivered to her new owners on March 17, 2025.
(3)	Subject to sale and bareboat back arrangements which account as financing arrangements (Note 11).

The consolidated financial statements as at December 31, 2025 and 2024 and for the three years in the period ended December 31, 2025, were approved for issuance by the Board of Directors on March 16, 2026.

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

As at December 31, 2025, the Company reported Cash and cash equivalents of $26,254, a working capital surplus of $19,661, an operating income of $4,515 and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

Conflicts

Ongoing geopolitical conflicts, including the war in Ukraine and continued instability and tensions in the Middle East, have contributed to volatility in global trade, energy markets, sanctions regimes and supply chains. Political, economic, and social instability in Venezuela and the resultant sanctions or other measures imposed in response, including the on-going U.S. campaign of seizing Venezuela-linked oil tankers and potential further U.S. military and political intervention, may disrupt the Company’s business, financial conditions, operating results, and cash flows. Further developments, including the expansion of sanctions, trade restrictions, disruptions to key shipping routes (including the Red Sea), or increased insurance, fuel or financing costs, could adversely affect the Company’s business, financial condition, results of operations and cash flows. While the Company has not experienced a material impact on its operations as of the reporting date, the duration, escalation, and broader economic consequences of these conflicts remain uncertain.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.           Basis of Preparation and Accounting Policies (continued)

2.2         Standards amendments and interpretations:

The accounting policies adopted are consistent with those of previous financial year except for the following amended IFRS which have been adopted by the Company as at January 1, 2025:

• IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments). The amendments are effective for annual reporting periods beginning on or after January 1, 2025.

These newly adopted amendments to IFRS did not have a material impact on the Company’s accounting policies.

Standards issued but not yet effective and not early adopted:

•	IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures - Classification and Measurement of Financial Instruments (Amendments). In May 2024, the IASB issued amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures and they become effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity (Amendments). In December 2024, the IASB issued targeted amendments for a better reflection of Contracts Referencing Nature-dependent Electricity, which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures and they become effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	IFRS 18 Presentation and Disclosure in Financial Statements. In April 2024, the IASB issued the IFRS 18 - Presentation and Disclosure in Financial Statements which replaces IAS 1 - Presentation of Financial Statements and it becomes effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures. Management will analyse the requirements of this newly issued standard and assess its impact.

•	IFRS 19 Subsidiaries without Public Accountability: Disclosures (including amendments). In May 2024, the IASB issued the IFRS 19 - Subsidiaries without Public Accountability: Disclosures, and in August 2025 the IASB issued amendments to IFRS 19. IFRS 19 (including the amendments) becomes effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	Annual Improvements to IFRS Accounting Standards – Volume 11. In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11. An entity shall apply those amendments for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. Management is in process of assessing the effect of these amendments on the Company’s financial statements and disclosures.

•	IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (Amendments). In November 2025, the IASB issued amendments to Translation to a Hyperinflationary Presentation Currency which amend IAS 21 The Effects of Changes in Foreign Exchange Rates, and they become effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management has assessed that these amendments will not have a material impact.

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. In December 2015, the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.

The Company plans to adopt these standards on their respective effective dates.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.           Basis of Preparation and Accounting Policies (continued)

2.3        Accounting policies, judgments, estimates and assumptions: The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses recognized during the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future. Our estimates and forward-looking assessments are subject to uncertainties, including but not limited to potential changes in tariff regimes, evolving environmental legislation, and other regulatory developments, the timing, scope, and ultimate impact of which remain uncertain as of the reporting date.

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

To evaluate the presence of impairment/reversal of impairment indicators the Company assessed current market conditions as derived from historical information including analysis over vessel market charter rates and market prices, recent vessels sales and purchase activity, independent brokers valuations reports and also assesses forward looking industry information regarding vessels market values as well as various qualitative factors. Based on such assessment performed as of December 31, 2025, 2024 and 2023 the Company concluded that no indicators for impairment were present as of December 31, 2025, 2024 and 2023, and no impairment was recorded for the years ended December 31, 2025, 2024 and 2023. For the year ended December 31, 2025 the Company concluded that no indicators for reversal of impairment. Following the agreement to sell Moon Globe, in May 2024, and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $1,891, during the second quarter of 2024 (Note 5). Following the agreement to sell Sun Globe, in March 2023, and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400, during the first quarter of 2023 (Note 5).

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

➢   Impairment of Vessels and Reversal of previously recognized impairment losses: The Company’s impairment test for non-financial assets is based on the assets’ recoverable amount, where the recoverable amount is the greater of fair value less costs to sell and value in use. The Company engaged independent valuation specialists to determine the fair value of non-financial assets as at December 31, 2025 and 2024. The value in use calculation is based on a discounted cash flow model. The value in use calculation is most sensitive to the discount rate used for the discounted cash flow model as well as the expected net cash flows. See notes 2.12 and 5. The Company assesses also at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased.

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

2.7       Trade accounts receivable, net: The amount shown as trade accounts receivable at each financial position date includes estimated recoveries from charterers for hire, net of an allowance for doubtful accounts. Trade accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost less impairment losses, which are recognized in the consolidated statement of comprehensive income/(loss). At each financial position date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for expected credit losses. The provision for expected credit losses at December 31, 2025 and 2024 was nil.

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

2.10      Drydocking costs: Vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. Costs associated with drydockings are capitalized and subsequently depreciated on a straight-line basis over the period until the next scheduled drydocking date. At the date of acquisition of a vessel, management estimates the component of the cost that corresponds to the economic benefit to be derived until the first scheduled drydocking of the vessel under the ownership of the Company and this component is depreciated on a straight-line basis over the remaining period through the estimated drydocking date.

2.11      Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining useful economic life, after considering the estimated residual value of each vessel, beginning when the vessel is ready for its intended use. Management estimates that the useful life of new vessels is 25 years, which is consistent with industry practice. The residual value of a vessel is the product of its lightweight tonnage and estimated scrap value per lightweight ton. The residual values and useful lives are reviewed at each reporting date and adjusted prospectively. During the fourth quarter of 2023, the Company adjusted the scrap rate from $440/ton (absolute amount) to $480/ton (absolute amount), due to the increased scrap rates worldwide. This resulted in a decrease of approximately $62 to the depreciation charge included in the consolidated statement of comprehensive income/(loss) for 2023.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Accounting Policies (continued)

2.12      Impairment of Long-Lived Assets and Reversal of previously recognized impairment losses: The Company assesses at each reporting date whether there is an indication that a vessel may be impaired. The Company has considered various indicators, including but not limited to the current level of market hire rates, the market price of its vessels, the economic outlook, technological, regulatory and environmental developments. The vessel’s recoverable amount is estimated when events or changes in circumstances indicate the carrying value may not be recoverable. If such indication exists and where the carrying value exceeds the estimated recoverable amounts, the vessel is written down to its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the vessel. Impairment losses are recognized in the consolidated statement of comprehensive income/(loss). The Company assesses also at each reporting date whether there is any indication that an impairment loss recognized in prior periods for a vessel may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the consolidated statement of comprehensive income/(loss). After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life (refer to note 5).

2.13       Long-term debt: Long-term debt is initially recognized at the fair value of the consideration received net of financing costs directly attributable to the borrowing. After initial recognition, long-term debt is subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any financing costs and any discount or premium on settlement. Gains and losses are recognized in the consolidated statement of comprehensive income/(loss) when the liabilities are derecognized or impaired, as well as through the amortization process. Accrued interest at the end of the reporting period is added at the current portion of long-term debt.

2.14       Financing costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made. On November 28, 2025, the Company, through its subsidiary Thalia Shipholding S.A., entered into an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with the Company, for a $25.0 million (absolute amount) loan facility to finance the acquisition of an approximately 64,000 dwt fuel-efficient bulk carrier. The vessel is scheduled for delivery from the relevant shipyard during the third quarter of 2026. An amount of $213 was paid in connection with this agreement. As the loan has not yet been drawn, this amount is currently recognized under Prepayments and other assets in the consolidated statement of financial position. For the year ended December 31, 2024, the Company deferred financing costs of $986. $377 related to the costs incurred for Marguerite Maritime S.A. Loan Facility (see Note 11 for more details), $327 related to the costs incurred for the sale and bareboat back arrangement with SK Shipholding S.A. (see Note 11 for more details) and $282 related to the costs incurred for the sale and bareboat back arrangement with Shankyo Shoji Co., Ltd. and Greatsail Shipping S.A. (see Note 11 for more details). For the year ended December 31, 2023, the Company deferred financing costs of $406, which related to the costs incurred for the top up loan amount of $25,000 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) (“First-Citizens Bank”) (This loan facility is referred to as the “CIT Loan Facility,” see Note 11 for more details).

2.15      Borrowing costs: Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. Borrowing costs are expensed to the consolidated statement of comprehensive income/(loss) as incurred under “interest expense and finance costs, net” except borrowing costs that relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs that relate to qualifying assets are capitalized.

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

iii.       Derecognition of financial assets (continued)

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

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated as two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which includes crew expenses, maintenance and consumable costs and was approximately $18,866 for the year ended December 31, 2025. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was approximately $25,339 for the year ended December 31, 2025.

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

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Accounting Policies (continued)

2.22      Fair value measurement: The Company measures financial instruments, such as derivatives at fair value at each reporting date. In addition, fair values of financial instruments measured at amortized cost are disclosed in note 19. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, a) in the principal market for the asset or the liability or b) in the absence of a principal market, in the most advantageous market for the asset or liability both being accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that the market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest. A fair value measurement of a non-financial asset takes into account the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Basis of Preparation and Accounting Policies (continued)

2.25      Management & consulting fee income: The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the consolidated statement of comprehensive income/(loss) under management & consulting fee income.

2.26       Sale and bareboat back transactions: When a vessel is sold and subsequently chartered bareboat back by the Company, pursuant to a memorandum of agreement (MoA) and a bareboat charter agreement, the Company determines when a performance obligation is satisfied in IFRS 15, to determine whether the transfer of a vessel is accounted for as a sale. If the transfer of a vessel satisfies the requirements of IFRS 15 to be accounted for as a sale, the Company measures the right-of- use asset arising from the bareboat back at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the transfer of a vessel does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Company continues to recognize the transferred vessel and recognizes a financial liability equal to the transferred proceeds. Please refer to Note 11(c, d and e), for the description of the nature of the sale and bareboat back arrangements the Company entered into in the year ended December 31, 2025.

2.27       Share based compensation: Globus operates equity-settled, share-based compensation plans. The value of the service received in exchange of the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period, if applicable, is determined by reference to the fair value of the share awards at the grant date. The relevant expense is recognized in the consolidated statement of comprehensive income/(loss), with a corresponding impact in equity.

3.        Cash and cash equivalents and Restricted cash

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise the following:

	December 31,
	2025	2024
Cash on hand	55	34
Cash at banks	26,199	46,803
Total	26,254	46,837

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at December 31, 2025 and 2024, was $26,254 and $46,837, respectively.

As at December 31, 2025 and 2024, the Company had pledged an amount of $2,450 and $3,820, respectively, in order to fulfill collateral requirements. The fair value of the restricted cash as at December 31, 2025 was $2,450, $2,000 included in non-current assets and $450 included in current assets as at December 31, 2025. The fair value of the restricted cash as at December 31, 2024 was $3,820, $2,770 included in non-current assets and $1,050 included in current assets as at December 31, 2024. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4.        Transactions with Related Parties

The following are the major transactions which the Company has entered into with related parties during the years ended December 31, 2025, 2024 and 2023:

In June 2022, the Company entered into a rental agreement with F.G. Europe, an affiliate of Globus’s chairman, for 902 square meters of office space located in a building leased by Cyberonica S.A., also an affiliate of Globus’s chairman. The monthly rent under this agreement was €26,000 (absolute amount), and the lease term expired on August 4, 2024.

In August 2024, upon expiration of the prior agreement, the Company entered into a new rental agreement with F.G. Europe for the same office space at a monthly rent of €27,500 (absolute amount), with a lease term ending on August 4, 2027. In December 2025, the rental agreement with F.G. Europe was terminated, resulting in a gain of $13, which was recognized in the consolidated statement of comprehensive income/(loss) under interest and finance costs. Effective January 1, 2026, the Company entered into a new rental agreement with Cyberonica S.A. for the same office space at a monthly rent of €27,500 (absolute amount), subject to an annual adjustment of 1%. The lease term runs through December 31, 2028. The Company does not own any real estate. As of December 31, 2024, the Company owed €34,000 (absolute amount) in back rent to F.G. Europe. Rent expense for the years ended December 31, 2025, 2024, and 2023 amounted to $370, $353, and $349, respectively.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.            Transactions with Related Parties (continued)

The depreciation charge for the respective right-of-use asset for the years ended December 31, 2025, 2024 and 2023, was $328, $314 and $311, respectively, and was recognized in the consolidated statement of comprehensive income/(loss) under depreciation. The interest expense on lease liabilities for the years ended December 31, 2025, 2024 and 2023, was $44, $43 and $28, respectively, and recognized under interest expense and finance costs, net in the consolidated statement of comprehensive income/(loss). The total cash outflows for leases for the years ended December 31, 2025, 2024 and 2023, were approximately $359, $357 and $339, respectively, and were recognized in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman and to which our Chief Executive Officer is also related, for the acquisition of two scrubber-fitted Kamsarmax dry bulk vessels. The vessels acquired were (i) a 2016-built Kamsarmax dry bulk carrier, now named m/v GLBS Angel, for a purchase price of $27.5 million (absolute amount), and (ii) a 2014-built Kamsarmax dry bulk carrier, now named m/v GLBS Gigi, for a purchase price of $26.5 million (absolute amount). Both acquisitions were funded using available cash. The purchase of each vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors.

The Company took delivery of m/v GLBS Angel on November 19, 2024, and took delivery of m/v GLBS Gigi on December 3, 2024.

With respect to m/v GLBS Angel, an aggregate amount of $18.0 million (absolute amount) was paid upon delivery, with the remaining balance payable in one lump sum, without interest, no later than one year from the date of the relevant memorandum of agreement. With respect to m/v GLBS Gigi, an aggregate amount of $17.0 million (absolute amount) was paid upon delivery, with the remaining balance payable in one lump sum, without interest, no later than one year from the date of the relevant memorandum of agreement. These outstanding balances were presented within Sellers’ Credit under current liabilities in the Company’s consolidated statement of financial position as of December 31, 2024. In July 2025, the Company settled the outstanding aggregate balance of $19.0 million (absolute amount) owed to the sellers using available cash.

As at December 28, 2015, Athanasios Feidakis assumed the position of Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). On August 18, 2016, the Company entered into a consultancy agreement with an affiliated company (Goldenmare Limited) of its CEO and CFO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO and CFO.

On March 13, 2024, the Company awarded a consulting company affiliated with our chief executive officer a one-time bonus of $3.0 million (absolute amount) half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. August 20, 2024 and September 20, 2024, respectively (see also Note 5). Following the successful delivery of the newbuilding Hull NE442, named GLBS Might, the Company paid the $1,500 bonus on August 26, 2024 to the consultant as per the aforementioned award. The remaining $1,500 for the successful delivery of the newbuilding Hull NE443, named GLBS Magic, was paid on May 21, 2025. On November 25, 2025, following the recommendations by the Company’s Remuneration Committee, the Company approved a merit-based compensation consisting of $500, and the issuance of 1,000,000 of its common stock to Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to the Company and is an affiliate of the Company’s CEO and CFO. The share grant was made pursuant to the Company’s 2024 Equity Incentive Plan and the Stock Award Agreement dated November 26, 2025. In connection with the grant, the Company also entered into a Registration Rights Agreement with Goldenmare Limited providing customary registration rights with respect to the foregoing common shares (see Note 9 for more details). The compensation of $500 was paid on December 31, 2025.

The related expense for the years ended December 31, 2025, 2024 and 2023, amounted to $2,321, $3,425 and $432, respectively, and recognized under administrative expenses payable to related parties in the consolidated statements of comprehensive income/(loss).

As at December 31, 2025, and 2024, Goldenmare Limited owned 10,300 of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4.       Transactions with Related Parties (continued)

As at December 31, 2025, 2024 and 2023, Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to the Company and is an affiliate of the Company’s CEO and CFO beneficially owned 6.2%, 1.6% and 1.6%, respectively, of Globus’ common shares.

As at December 31, 2025, 2024 and 2023, Mr. George Feidakis beneficially owned 27.2%, 24.9% and 24.9%, respectively, of Globus’ common shares. Mr. George Feidakis (father of Mr. Athanasios Feidakis) is also the chairman of the Board of Directors of Globus.

On July 15, 2021 Globus entered into a consultancy agreement with Eolos Shipmanagement S.A. for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company receives a daily fee of $1,000 (absolute amount). The chairman of the board of Globus is the majority shareholder of Eolos Shipmanagement. This agreement has terminated on December 3, 2024. The consulting fees for the years ended December 31, 2024 and 2023, were $338 and $365, respectively, and recognized under management and consulting fee income in the consolidated statements of comprehensive income/(loss).

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

Compensation of Key Management Personnel of the Company:

Compensation to Globus non-executive directors is analyzed as follows:

	For the year ended December 31,
	2025	2024	2023
Directors’ remuneration	320	304	240
Total	320	304	240

Compensation to the Company’s executive director is analyzed as follows:

	For the year ended December 31,
	2025	2024	2023
Short-term employee benefits	2,321	3,425	432
Total	2,321	3,425	432

Compensation to Globus non-executive directors and executive director are recognized under Administrative expenses payable to related parties in the consolidated statements of comprehensive income/(loss). As at December 31, 2025 and 2024, $80 of the compensation to non-executive directors remained due and unpaid in each year, and presented in Trade accounts payable and other in the consolidated statements of financial position.

As at December 31, 2025 and 2024, $180 and $1,706 of the compensation to the executive director remained due and unpaid, respectively, and presented in Trade accounts payable and other in the consolidated statements of financial position.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.           Vessels, net

The amounts in the consolidated statement of financial position are analyzed as follows:

	Vessels cost	Vessels accumulated depreciation	Drydocking costs	Accumulated depreciation of drydocking costs	Net Book Value
Balance at January 1, 2023	234,916	(113,009)	23,365	(15,811)	129,461
Additions/ DryDocking Component	161	—	6,324	—	6,485
Reversal of Impairment	4,400	—	—	—	4,400
Depreciation expense	—	(4,372)	—	(4,185)	(8,557)
Sale of vessel	(58,219)	31,149	(13,444)	9,282	(31,232)
Balance at December 31, 2023	181,258	(86,232)	16,245	(10,714)	100,557
Additions/ DryDocking Component	161,681	—	5,612	—	167,293
Reversal of Impairment	1,891	—	—	—	1,891
Depreciation expense	—	(5,886)	—	(3,507)	(9,393)
Sale of vessel	(21,283)	10,694	(5,233)	4,453	(11,369)
Balance at December 31, 2024	323,547	(81,424)	16,624	(9,768)	248,979
Additions/ DryDocking Component	314	—	4,282	—	4,596
Depreciation expense	—	(9,646)	—	(4,513)	(14,159)
Sale of vessel	(24,570)	18,345	(3,986)	3,986	(6,225)
Balance at December 31, 2025	299,291	(72,725)	16,920	(10,295)	233,191

For the purpose of the consolidated statement of comprehensive income/(loss), depreciation comprises the following:

	For the year ended December 31,
	2025	2024	2023
Vessels’ depreciation	9,646	5,886	4,372
Depreciation of office furniture and equipment	38	36	42
Depreciation of right of use asset (Note 16)	328	314	311
Total	10,012	6,236	4,725

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

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.       Vessels, net (continued)

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, which amounted to $13,617, and the Company recorded reversal of impairment amounting $4,400, during the first quarter of 2023. The vessel was delivered to its new owners on June 5, 2023 and the Company recorded a gain of $71 which is included in the consolidated statement of comprehensive income/(loss).

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. The Company recognized a gain of approximately $2.2 million (absolute amount) as a result of the sale, which is included in the consolidated statement of comprehensive income/(loss).

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 13, 2023. The Company recognized a gain of approximately $1.6 million (absolute amount) as a result of the sale, which is included in the consolidated statement of comprehensive income/(loss).

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carriers of about 64,000 dwt each. The two vessels will be built at Nihon Shipyard Co. in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first installment of $7.5 million (absolute amount) for both vessels under construction. In August 2024 paid the second installment of $7.5 million (absolute amount), and in September and November 2025 paid the third installment of $7.5 million (absolute amount) in aggregate for both vessels under construction.

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

On October 23, 2024, the Company entered into two memoranda of agreement with an entity controlled by the Chairman and to which our Chief Executive Officer is also related, for the acquisition of two scrubber-fitted Kamsarmax dry bulk vessels. The vessels acquired were (i) a 2016-built Kamsarmax dry bulk carrier, now named m/v GLBS Angel, for a purchase price of $27.5 million (absolute amount), and (ii) a 2014-built Kamsarmax dry bulk carrier, now named m/v GLBS Gigi, for a purchase price of $26.5 million (absolute amount). Both acquisitions were funded using available cash. The purchase of each vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously ratified by the Company’s Board of Directors.

The Company took delivery of m/v GLBS Angel on November 19, 2024, and took delivery of m/v GLBS Gigi on December 3, 2024.

With respect to m/v GLBS Angel, an aggregate amount of $18.0 million (absolute amount) was paid upon delivery, with the remaining balance payable in one lump sum, without interest, no later than one year from the date of the relevant memorandum of agreement. With respect to m/v GLBS Gigi, an aggregate amount of $17.0 million (absolute amount) was paid upon delivery, with the remaining balance payable in one lump sum, without interest, no later than one year from the date of the relevant memorandum of agreement. These outstanding balances were presented within Sellers’ Credit under current liabilities in the Company’s consolidated statement of financial position as of December 31, 2024.In July 2025, the Company settled the outstanding aggregate balance of $19.0 million (absolute amount) owed to the sellers using available cash.

On February 4, 2025, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built River Globe for a gross price of $8.55 million (absolute amount), before commissions and expenses to an unaffiliated third party. The vessel was delivered to her new owners on March 17, 2025. The Company recognized a gain of approximately $2.1 million (absolute amount) as a result of the sale, which is included in Gain from sale of vessel in the consolidated statement of comprehensive income/(loss).

As at December 31, 2025 five of the Company’s vessels, with aggregate carrying value $112.0 million (absolute amount), have been pledged as collateral to secure the bank loans discussed in note 11.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5.       Vessels, net (continued)

As at December 31, 2025, 2024 and 2023, the Company performed an assessment on whether there were indicators that the vessels may be impaired and no impairment indicators or indicators that previously recorded impairment needs to be reversed were identified for the Company’s vessels.

Payments relating to deferred drydocking costs represent the actual cash outflows incurred by the Company in connection with vessel drydocking activities. For the years ended December 31, 2025, 2024, and 2023, such payments amounted to $5,115, $2,344, and $10,433, respectively. These amounts are presented within operating activities as “Payment of deferred drydocking costs” in the consolidated statements of cash flows.

6.       Inventories

Inventories in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2025	2024
Lubricants	1,066	1,160
Gas cylinders	59	66
Bunkers	498	—
EU-ETS allowances	594	—
Total	2,217	1,226

7.       Trade accounts payable and other

Trade accounts payable and other in the consolidated statement of financial position as at December 31, 2025 and 2024, amounted to $1,967 and $3,589, respectively. Trade accounts payable are non-interest bearing.

8.       Accrued liabilities and other payables

Accrued liabilities and other payables in the consolidated statement of financial position are analyzed as follows:

	December 31,
	2025	2024
Accrued audit fees	74	77
Other accruals	553	1,834
Insurance deductibles	112	86
Other payables	174	159
Total	913	2,156

Other payables are non-interest bearing.

9.       Share Capital and Share Premium

The authorized share capital of Globus consisted of the following:

	December 31,
	2025	2024	2023
Authorized share capital:
500,000,000 Common shares of par value $0.004 each	2,000	2,000	2,000
100,000,000 Class B Common shares of par value $0.001 each	100	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100	100
Total authorized share capital	2,200	2,200	2,200

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

As at December 31, 2025, the Company had 21,582,301 common shares issued and fully paid. As at December 31, 2024 and 2023 the Company had 20,582,301 common shares issued and fully paid. During the period ended December 31, 2025, 1,000,000 common shares were issued following the recommendations by the Company’s Remuneration Committee, the Company approved a merit-based compensation consisting of $500, and the issuance of 1,000,000 of its common stock to Goldenmare Limited, a Marshall Islands company that provides shipping brokering and consulting services to the Company and is an affiliate of the Company’s CEO and CFO. The share grant was made pursuant to the Company’s 2024 Equity Incentive Plan and the Stock Award Agreement dated November 26, 2025. In connection with the grant, the Company also entered into a Registration Rights Agreement with Goldenmare Limited. This agreement allows Goldenmare Limited and its affiliates, under certain conditions, to require the company to register their shares and certain other securities for resale under the Securities Act. Once the company becomes eligible to use Form F-3, Goldenmare can request shelf registration statements to sell these securities over time. They may also request underwritten offerings (shelf takedowns) and participate in piggyback registrations when other shareholders or the company conduct registered offerings. The company will cover certain registration expenses and indemnify Goldenmare and its affiliates against certain liabilities related to these registrations. As of November 26, 2025, the issuance date of the shares, the Company’s share price was $1.34 (absolute amount) per share. Accordingly, the aggregate fair value of the 1,000,000 shares issued amounted to $1.34 million (absolute amount). Given that the par value of the shares is $0.004 (absolute amount) per share, the total par value of the shares issued amounted to $4, which has been recognized in Issued share capital in the consolidated statement of financial position. The remaining amount of $1,336 has been recorded in Share premium in the consolidated statement of financial position.

During the periods ended December 31, 2024 and 2023 no new shares were issued.

For the years ended December 31, 2024 and 2023 Globus has not issued any common shares as share-based payment.

As at December 31, 2025, 2024 and 2023, no Class B common shares or Series A preferred shares (par value $0.001 per share) were outstanding.

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

As at December 31, 2025 and 2024, no PP Warrants had been exercised and the Company had 833,333 and 1,291,833 PP Warrants outstanding, respectively, to purchase an aggregate of 833,333 and 1,291,833 common shares, respectively.

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

As at December 31, 2025 and 2024, no December 2020 Warrants had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

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

As at December 31, 2025 and 2024, no January 2021 Warrants had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

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

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9.       Share Capital and Share Premium (continued)

As at December 31, 2025 and 2024, no February 2021 Warrants had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

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

As at December 31, 2025 and 2024, no June 2021 Warrants had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants were classified as equity in accordance with the provisions of IAS 32 meet the classification criteria as per IAS 32 and, accordingly, are classified in equity.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The maximum number of our common shares that can be issued under the Plan is 2,000,000 shares. During the year ended December 31, 2025, the Company issued an award of 1,000,000 common shares under the Plan (see Note 4). As a result, the balance of common shares reserved under the Plan as at December 31, 2025 was 1,000,000. As at December 31, 2024, the Company had not made any awards under the Plan.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments. Accordingly, at December 31, 2025, Globus share premium amounted to $285,742. For the years ended December 31, 2024 and 2023, Globus share premium amounted to $284,406.

10.       Earnings/(Loss) per Share

Basic income / (loss) per share (“EPS” / “LPS”) is calculated by dividing the net income for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted income / (loss) per share is calculated by dividing the net income / (loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted income / (loss) per share computation unless such inclusion would be anti-dilutive.

As the Company reported losses for the year ended December 31, 2025, the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS.

As for the years ended December 31, 2024 and 2023, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 9). As the warrants were out-of-the money during the periods ended December 31, 2024 and 2023, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10.       Earnings/(Loss) per Share (continued)

The following reflects the net income / (loss) per common share:

	For the year ended December 31,
	2025	2024	2023
Income / (Loss) attributable to common equity holders	(1,747)	431	5,272
Weighted average number of shares – basic and diluted	20,680,931	20,582,301	20,582,301
Net income / (loss) per common share – basic and diluted	(0.08)	0.02	0.26

11.       Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrowers / Lenders	Principal	Deferred finance costs	Modification of Loan	Accrued Interest	Amortized cost
(a)	Serena Maritime Limited, Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited. / First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	37,115	(212)	(482)	317	36,738
(b)	Calypso Shipholding S.A. / Marguerite Maritime S.A.	21,230	(259)	—	123	21,094
	Total Long-term debt at December 31, 2025	58,345	(471)	(482)	440	57,832
	Less: Current Portion	(6,165)	208	300	(440)	(6,097)
	Long-Term Portion	55,180	(263)	(182)	—	51,735

	Total Long-term debt at December 31, 2024	66,540	(719)	(194)	589	66,216
	Less: Current Portion	(6,771)	271	143	(589)	(6,946)
	Long-Term Portion	59,769	(448)	(51)	—	59,270

(c)	Daxos Maritime Limited / SK Shipholding S.A.	26,446	(286)	—	—	26,160

(d)	Paralus Shipholding S.A. / Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A.	24,108	(255)	—	—	23,853

(e)	Olympia Shipholding S.A. / SK Shipholding S.A.	1,400	—	—	—	1,400

	Total Financial liabilities at December 31, 2025	51,954	(541)	—	—	51,413
	Less: Current Portion	(1,942)	57	—	—	(1,885)
	Long-Term Portion	50,012	(484)	—	—	49,528

	Total Financial liabilities at December 31, 2024	52,471	(597)	—	—	51,874
	Less: Current Portion	(1,916)	56	—	—	(1,860)
	Long-Term Portion	50,555	(541)	—	—	50,014

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

In August 2022, the Company entered into a deed of accession, amendment and restatement of the CIT Loan Facility with First-Citizens Bank, whereby the CIT Loan Facility was amended and restated and an additional borrower, Salaminia Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility principal amount was increased to $52.25 million (absolute amount), by a top up loan amount of $18.0 million (absolute amount) for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes. The CIT Loan Facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. On August 10, 2022, the Company fully drew the $18.0 million (absolute amount) top up loan amount under the CIT Loan Facility and paid approximately $259 of borrowing costs incurred, which were deferred over the duration of the loan facility.

In August 2023, the Company entered into a second deed of accession, amendment and restatement of the CIT Loan Facility with First-Citizens Bank, whereby the CIT Loan Facility was further amended and restated and two additional borrowers, Argo Maritime Limited and Talisman Maritime Limited, acceded to the CIT Loan Facility. The CIT Loan Facility was further increased to $77.25 million (absolute amount), by a top up loan amount of $25.0 million (absolute amount) for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes. The CIT loan facility (including the new top up loan amount) became further secured by first preferred mortgages over the vessels Diamond Globe and Power Globe. The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 2.70% (or 4.70% default interest) per annum. The Company considered that the August 2023 amendments to the CIT Loan Facility did not substantially modify CIT Loan Facility’s terms and the Company recognized a gain on modification amounted to $417 that had adjusted the carrying value of the loan and classified under Gain from the modification of the Loan in the consolidated statement of comprehensive income. On August 10, 2023, the Company fully drew the top up amount of $25.0 million (absolute amount).

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

On February 28, 2025 the Company prepaid the total remaining amount of $1,879 of the loan of Devocean Maritime Ltd. (the owning company of the vessel River Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on March 17, 2025.

In September 2025, the Company entered into a supplemental agreement with First Citizens Bank & Trust Company (formerly CIT Bank N.A.) to amend the terms of its existing CIT loan facility. The amendment aligned the termination date of Tranches F and G with the one of Tranches H and I by extending the termination date of Tranches F and G from May 10, 2026 to August 10, 2027. As part of the amendment, the repayment schedules for the affected tranches were revised. For Tranche F, an additional five quarterly instalments of $371 thousand were added, and the balloon instalment was adjusted to $891. For Tranche G, an additional five quarterly instalments of $375 thousand were added, and the balloon instalment was amended to $10,500. In addition, the applicable margin for all tranches under the CIT loan facility was reduced from 2.70% to 1.95%. The Company considered that the CIT loan facility amendment did not substantially modify CIT Loan Facility’s terms and the Company recognised a gain on modification amounted to $461 that had adjusted the carrying value of the loan and classified under Gain from the modification of the Loan in the consolidated statement of comprehensive income/(loss). The effective date of the amendment was on September 22, 2025.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net (continued)

Following the conclusion of the third amendment and restatement of the CIT Loan Facility and the sales of the vessels Sun Globe, Sky Globe, Star Globe, Moon Globe and River Globe, described above, the vessels securing the CIT Loan Facility are the Diamond Globe, Power Globe, Orion Globe, River Globe and Galaxy Globe. The remaining borrowers under the CIT Loan Facility are Serena Maritime Limited, Salaminia Maritime Limited, Argo Maritime Limited and Talisman Maritime Limited and the CIT Loan Facility remains guaranteed by Globus Maritime Limited.

The CIT Loan Facility currently bears interest at Term SOFR together with an adjustment of 0.1% per annum plus a margin of 1.95% per annum. It consists of four tranches, which shall be repaid in consecutive quarterly installments with the final installment due in August 2027.

The Company cannot reborrow any amount of the CIT Loan Facility that is prepaid or repaid.

The CIT Loan Facility is secured by:

•	First preferred mortgage over m/v Galaxy Globe, m/v Orion Globe, m/v Power Globe and m/v Diamond Globe.
•	pledges over the shares of each borrower; and
•	pledges of bank accounts, a pledge of each borrower’s rights under any swap agreement in respect of the CIT Loan Facility, a general assignment over each ship's earnings, insurances and any requisition compensation in relation to that ship, and an assignment of the rights of Globus with respect to any indebtedness owed to it by the borrowers.

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

Each borrower must create a reserve fund in the reserve account to meet the anticipated drydocking and special survey fees and expenses for the relevant ship owned by it and (for certain ships) the installation of ballast water treatment system on the ship owned by it by maintaining in the reserve account a minimum credit balance that may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that ship). Amounts must be paid into this reserve account quarterly, Serena Maritime Limited and Salaminia Maritime Limited are required to set aside quarterly payments that aggregate to $900, Argo Maritime Limited is required to set aside quarterly payments that aggregate to $675, and Talisman Limited is required to set aside quarterly payments that aggregate to $315.

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

The Company was in compliance with the covenants of the CIT Loan Facility as at December 31, 2025 and 2024.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net (continued)

(b) On May 23, 2024, the Company, through its wholly owned subsidiary, Calypso Shipholding S.A.(“Calypso”) entered intoan agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23.0 million (absolute amount)(the “Marguerite Loan Facility”) bearing interest at Term SOFR plus a margin of 2.3% per annum (or 4.3% default interest). This loan agreement provides that it is to be repaid in 20 consecutive quarterly installments of $295 each, and $17.1 million (absolute amount) to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, the Company drew down the amount of $22.65 million (absolute amount), being the loan amount minus the upfront fee of $0.35 million (absolute amount).

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

The Company was in compliance with the covenant of Marguerite Maritime S.A. loan facility as at December 31, 2025 and 2024.

(c) On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28.0 million (absolute amount) sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier named “GLBS Might,” which was delivered from the relevant shipyard on August 20, 2024. The Company transferred the legal ownership of the vessel to SK Shipholding S.A. upon delivery of the vessel from the shipyard and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. Commencing at the end of the third year of the charter period, the Company has the option to repurchase the vessel at predetermined prices until the end of the charter period. The Company has an obligation to repurchase the vessel at the end of the ten-year charter period for a purchase price of $15.8 million (absolute amount). On February 28, 2024, the Company received $2.8 million (absolute amount), being the 10% advance deposit of the sale price as per MOA. On August 16, 2024, the Company drew down the remaining 90% of the purchase price, being $25.2 million (absolute amount) as per the sale and bareboat back arrangement. The Company assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2025 and 2024.

(d) On December 2, 2024, Globus, through its subsidiary Paralus Shipholding S.A., entered into a $25 million (absolute amount) sale and bareboat back arrangement with Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A., with respect to the approximately 64,000 dwt bulk carrier named “GLBS Magic,” which was delivered from the relevant shipyard on September 20, 2024. The Company transferred the legal ownership of the vessel to the Shankyo Shoji Co. Ltd. And Greatsail Shipping S.A. and chartered the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. Commencing at the end of the third year of the charter period, the Company has the option to repurchase the vessel at predetermined prices until the end of the charter period. The Company has an obligation to repurchase the vessel at the end of the ten-year charter period for a purchase price of $15.4 (absolute amount). On December 23, 2024, the Company drew down the purchase price, being $25.0 million (absolute amount) as per the sale and bareboat back arrangement. The Company assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2025 and 2024.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11.       Long-Term Debt, net (continued)

(e) On December 2, 2025, Globus, through its subsidiary Olympia Shipholding S.A., has reached to an agreement, to enter into a $28.0 million (absolute amount) sale and bareboat back arrangement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt fuel efficient bulk carrier, which is scheduled to be delivered from the relevant shipyard during the fourth quarter of 2026. The Company has an obligation to repurchase the vessel at the end of the fifteen-year charter period for a purchase price of $9.4 million (absolute amount). On December 4, 2025, the Company received $1.4 million (absolute amount), being the 5% advance deposit of the sale price as per MOA. The Company assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the consolidated statement of financial position as of December 31, 2025.

The contractual annual principal payments relating to the First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility, the Marguerite Loan Facility, the Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A. sale and bareboat back arrangement and the SK Shipholding S.A. sale and bareboat back arrangements for Daxos Maritime Limited and Olympia Shipholding S.A. to be made subsequent to December 31, 2025, were as follows:

December 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)	Marguerite Maritime S.A.	SK Shipholding S.A. / Daxos Maritime Limited	Shankyo Shoji Co. Ltd. and Greatsail Shipping S.A.	SK Shipholding S.A. / Olympia Shipholding S.A.	Total
2026	4,985	1,180	1,095	821	26	8,107
2027	32,130	1,180	1,125	830	62	35,327
2028	—	1,180	1,168	931	62	3,341
2029	—	17,690	1,183	940	62	19,875
2030 and thereafter	—	—	21,875	20,586	1,188	43,649
Total	37,115	21,230	26,446	24,108	1,400	110,299

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

The weighted average interest rate for the years ended December 31, 2025, 2024 and 2023, was 6.54%, 7.7% and 8.19%, respectively.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12.       Voyage Expenses and Vessel Operating Expenses

Voyage expenses and vessel operating expenses in the consolidated statements of comprehensive income/(loss) consisted of the following:

Voyage expenses consisted of:

	For the year ended December 31,
	2025	2024	2023
Commissions	570	446	397
Bunkers expenses	1,415	1,018	3,083
Other voyage expenses	229	341	456
Total	2,214	1,805	3,936

Vessel operating expenses consisted of:

	For the year ended December 31,
	2025	2024	2023
Crew wages and related costs	10,312	8,090	8,259
Insurance	1,114	1,014	1,176
Spares, repairs and maintenance	2,983	1,877	2,981
Lubricants	1,152	925	912
Stores	2,067	1,914	2,325
Other	611	522	437
Total	18,239	14,342	16,090

13.         Administrative Expenses

The amount shown in the consolidated statements of comprehensive income/(loss) is analyzed as follows:

	For the year ended December 31,
	2025	2024	2023
Personnel expenses	2,688	2,368	1,971
Audit fees	224	214	227
Consulting fees	200	178	275
Communication	21	21	21
Stationery	2	2	3
Greek tax authorities (note 17)	314	216	236
Other	702	695	808
Total	4,151	3,694	3,541

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

14.         Interest Expense and Finance Costs, net

The amounts in the consolidated statements of comprehensive income/(loss) are analyzed as follows:

	For the year ended December 31,
	2025	2024	2023
Interest payable on long-term borrowings and Financial Liabilities	7,513	5,688	3,847
Bank charges	61	55	67
Amortization of debt discount	304	294	323
Operating lease liability interest	44	43	28
Other finance expenses	51	45	30
Gain from termination of lease liability	(13)	—	—
Amortization of gain of Loan modification	173	164	59
Total	8,133	6,289	4,354

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

16.         Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. As at December 31, 2025, the non-cancellable arrangements had remaining terms between nil day to five months, assuming redelivery at the earliest possible date. As at December 31, 2024, the non-cancellable arrangements had remaining terms between one day to nine months, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as at December 31, 2025 and 2024, were as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration and early delivery of the vessels by the charterers is not accounted for):

	2025	2024
Within one year	12,264	19,316
Total	12,264	19,316

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $18,866 and $14,676 for year ended December 31, 2025 and 2024, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $25,339 and $19,856 for the year ended December 31, 2025 and 2024, respectively.

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

The depreciation charge for right-of-use assets for the years ended December 31, 2025, 2024 and 2023, was $328, $314 and $311, respectively, and recognized under depreciation in the consolidated statements of comprehensive income/(loss). The interest expense on lease liability for the years ended December 31, 2025, 2024 and 2023, was $44, $43 and $28, respectively, and recognized under interest expense and finance costs, net in the consolidated statements of comprehensive income/(loss).

At December 31, 2025 and 2024, the current lease liability amounted to nil and $332, respectively. The non-current lease liability amounted to nil and $531, respectively. As at December 31, 2025, and 2024, the net carrying amount of the right of use asset was nil, and $852, respectively. These are included in the accompanying consolidated statements of financial position. The total cash outflows for leases for the years ended December 31, 2025, 2024 and 2023, were $370, $357 and $349, respectively, and were recognized in the consolidated statement of cash flows under the Payment of lease liability – principal and Interest Paid.

Commitments under shipbuilding contracts

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carriers of about 64,000 dwt each. The two vessels will be built at Nihon Shipyard Co. in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first installment of $7.5 million (absolute amount) for both vessels under construction. In August 2024 paid the second installment of $7.5 million (absolute amount), and in September and November 2025 paid the third installment of $7.5 million in aggregate (absolute amount) for both vessels under construction.

The contractual annual payments per subsidiary to be made subsequent to December 31, 2025, were as follows:

	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
January 1, 2026 to December 31, 2026	26,530	26,530	53,060
Total	26,530	26,530	53,060

Loan agreements

On November 28, 2025, the Company, through its subsidiary Thalia Shipholding S.A., reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $25.0 million (absolute amount) bearing interest at Term SOFR plus a margin of 2.175% per annum. This loan agreement provides that it is to be repaid by 20 consecutive quarterly installments of $321 each, and $18.58 million (absolute amount) to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for the purchase of the approximately 64,000 dwt fuel efficient bulk carrier, which is scheduled to be delivered from the relevant shipyard during the third quarter of 2026. As collateral for the loan, among other things, a mortgage over the new building was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the new building. Globus Maritime Limited guaranteed the loan.

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

Greek Authorities Tax

In January 2013, Greek Law 4110/2013 amended the provisions of Article 26 of Law 27/1975 by introducing a fixed annual tonnage tax applicable to vessels flying a foreign (non-Greek) flag that are managed by a qualifying office established in Greece pursuant to Article 25 of Law 27/1975 (formerly Law 89/67). The regime is broadly comparable to the tonnage tax applicable to vessels flying the Greek flag. The tonnage tax is calculated by reference to the gross registered tonnage and age of each vessel.

Under the applicable provisions of Greek shipping tax legislation, payment of the tonnage tax is intended to satisfy the Greek income tax liability arising from qualifying shipping income derived from the ownership and operation of such vessels at the level of the ship-owning company and its shareholders, subject to compliance with applicable statutory requirements and limitations. Any tonnage tax or similar charge payable to the flag state of a vessel as a result of its registration under a foreign flag (including the Marshall Islands) may, subject to applicable conditions, be credited against the Greek tonnage tax otherwise payable.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized tonnage tax expense of $314, $216 and $236, respectively , which is included in administrative expenses in the consolidated statements of comprehensive income/(loss).

U.S. Federal Income Tax

Globus is a foreign corporation with wholly owned subsidiaries that are foreign corporations, which derive income from the international operation of a ship or ships that may earn United States (“U.S”) source shipping income for U.S. federal income tax purposes.

Globus believes that under § 883 of the Internal Revenue Code, its income and the income of its ship-owning subsidiaries, to the extent derived from the international operation of a ship or ships, were exempt from U.S. federal income tax in 2025.

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

Notwithstanding the foregoing, the Regs provide, in relevant part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares which is referred as the 5 Percent Override Rule. The Regs also generally provide that shares will be considered to be “regularly traded” on an established securities market if one or more classes of shares in the corporation representing in the aggregate more than 50% of the total combined voting power and value of all classes of shares of the corporation are listed on an established securities market. Also, with respect to each class relied upon to meet this requirement (1) such class of shares must be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, and (2) the aggregate number of shares of such class of shares traded on such market during the taxable year must be at least 10% of the average number of shares of such class of shares outstanding during such year or as adjusted for a short taxable year. These two tests are deemed to be satisfied if such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

For the years ended December 31, 2025, 2024 and 2023, Globus and its wholly owned subsidiaries deriving income from the operation of international ships were organized in foreign countries that grant equivalent exemptions to corporations organized in the U.S. Globus’s common shares, representing more than 50% of the voting power and value in Globus, were primarily and regularly traded on the Nasdaq Capital Market, which is an established securities market. Although Globus’s ship-owning and operating subsidiaries were not publicly traded, they should have qualified for the qualified shareholder test by virtue of their ownership by Globus. Accordingly, all of Globus’ and its ship-owning or operating subsidiaries that relied on § 883 for exempting U.S. source income from the international operation of ships should not have been subject to U.S. federal income tax for the years ended December 31, 2025, 2024 and 2023.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As at December 31, 2025 and 2024, the Company had no long-term borrowings at a fixed interest rate.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant on the Company’s income.

	Increase/(Decrease) in basis points	Effect on income/(loss)

2025
$ Term SOFR	+15	(172)
	-20	230
2024
$ Term SOFR	+15	(111)
	-20	148
2023
$ Term SOFR	+15	(70)
	-20	94

Foreign currency risk

The following table demonstrates the sensitivity to a reasonably possible change in the Euro exchange rate, with all other variables held constant, to the Company’s income due to changes in the fair value of monetary assets and liabilities. The Company’s exposure to foreign currency changes for all other currencies as at December 31, 2025, 2024 and 2023, was not material.

	Change in rate	Effect on income

2025	+10%	(625)
	-10%	625

2024	+10%	(500)
	-10%	500

2023	+10%	(533)
	-10%	533

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

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

18.         Financial risk management objectives and policies (continued)

Concentration of credit risk table:

The following table provides information with respect to charterers who individually, accounted for approximately more than 10% of the Company’s revenue for the years ended December 31, 2025, 2024 and 2023:

	2025	%	2024	%	2023	%
A	7,760	18%	5,492	16%	—	—
B	6,955	16%	—	—	—	—
C	6,392	14%	6,740	19%	—	—
D	—	—	10,976	32%	4,830	16%
E	—	—	—	—	6,430	21%
Other	23,099	52%	11,324	33%	19,580	63%
Total	44,206	100%	34,532	100%	30,840	100%

Liquidity risk

The Company mitigates liquidity risk by managing cash generated by its operations, applying cash collection targets appropriately. The vessels are normally chartered under time-charter where, as per industry practice, the charterer pays for the transportation service 15 days in advance, supporting the management of cash generation. Vessel acquisitions are carefully controlled, with authorization limits operating up to board level and cash payback periods applied as part of the investment appraisal process. In this way, the Company monitors its credit rating to facilitate fund raising. In its funding strategy, the Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans. Excess cash used in managing liquidity is only invested in financial instruments exposed to insignificant risk of changes in market value or are being placed on interest bearing deposits with maturities fixed usually for no more than 3 months. The Company monitors its risk relating to the shortage of funds by considering the maturity of its financial liabilities and its projected cash flows from operations.

The table below summarizes the maturity profile of the Company’s financial liabilities (including interest) at December 31, 2025 and 2024 based on contractual undiscounted cash flows.

Year ended December 31, 2025	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,427	7,141	56,469	—	66,037
Financial liabilities	1,166	3,553	24,079	45,570	74,368
Accrued liabilities and other payables	914	—	—	—	914
Trade accounts payables and other	1,967	—	—	—	1,967
Total	6,474	10,694	80,548	45,570	143,286

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

Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares as well as managing the outstanding level of debt. Lenders may impose capital structure or solvency ratios (refer to note 11). No changes were made in the objectives, policies or processes during the years ended December 31, 2025 and 2024.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

19.         Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy (as defined in note 2.22). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables,trade payables and sellers’ credit.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2025
	Financial assets
Financial assets measured at fair value
Current portion of fair value of derivative financial instruments	113	—	113	—	113
	113

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	58,345	—	59,453	—	59,453
Financial liabilities	51,954	—	52,511	—	52,511
	110,299

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

Transfers between Level 1, 2 and 3

There were no transfers between these levels in 2024 and 2025.

GLOBUS MARITIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

20.         Events after the reporting date

On February 26, 2026, the Company awarded a consulting company, affiliated with our Chief Executive Officer, a one-time bonus of $2.0 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull S3012 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the agreement dated August 18, 2023) and the balance at the delivery of Hull SK 192 (i.e., the vessel constructed by Nihon Shipyard Co. in Japan pursuant to the other agreement dated August 18, 2023), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such delivery.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and several countries that host U.S. military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. While there is significant uncertainty about the duration of the war in Iran, the White House has stated that it may be a protracted engagement.These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry.The Company has assessed the potential implications of these events on its operations, financial position and performance. Based on information currently available, including the continuation of core business activities, it is not practicable to reliably estimate the full financial effect of these non-adjusting events on future periods.

